OJCS "VolgaTelecom"
603000 Nizhny Novgorod
M.Gorky sq., Post House
Tel. : (7 8312) 33-20-47
Fax: (7 8312) 30-67-68
№ 25-01/9-119

RECEIVED

Date: 29. 03. 2004г.

2004 MAY 26 A 11: 36

04030411

Security and Exchange Commission
Office of International Corporate Finance
Stop 3-2
450 Fifth Street, NW
Washington, DC 20549

OFFICE OF INTERNATIONAL CORPORATE FINANCE

BEST AVAILABLE COPY

SUPPL

PROCESSED
MAY 26 2004
THOMSON FINANCIAL

Re: Joint-Stock Company "VolgaTelecom", Exemption № 82-4642

Dear Sirs,

In connection with exemption of Joint-Stock Company "VolgaTelecom", according to Rule 12g3-2 (b), from requirements of the Act about securities and stock exchanges of 1934 on registration and reporting and according to the further requirements by Rule 12g3-2 (b), we submit the following information on The Company's activity:

1. Statements on essential facts affecting the Company's financial-economic activity (35 documents on 46 pages).
2. The lists of the Companies affiliates as of 01.01.2003, 31.03.2003, 30.06.2003, 30.09.2003, 31.12.2003. (5 documents on 51 page).
3. Quarterly reports of the issuer of issuing securities for quarter 1 of 2002, quarter 3 of 2002, quarter 4 of 2002, quarter 1 of 2003, quarter 2 of 2003, quarter 3 of 2003. (6 documents on 1 234 pages).
4. Minutes № 1 of extraordinary general meeting of shareholders of February 12, 2003. (1 document on 3 pages).
5. Minutes № 2 of joint (extraordinary) general meeting of shareholders of March 26, 2003. (1 document on 14 pages).
6. The resolution on the issue of bonds of BT-1 series. (1 document on 31 page).
7. The report on the results of the issue of the bonds of BT-1 series. (1 document on 3 pages).
8. The data on acquisition by the Company of over 20% of voting shares of CJSC "NCC". (1 document on 1 page).
9. The Company's annual report for 2002 (booklet).
10. Statement on correlation of the value of net assets and the size of the authorized capital of the Company.
11. Resolutions adopted by general meeting of shareholders, and also the results of the voting.
12. Statements on the Company's register holder. The information specified in items 10-12 is contained in the publication on the results of annual general meeting of shareholders of the Company (1 document on 3 pages), "Rossiiskaya gazeta" newspaper № 145 (3259) of 22.07.2003.
13. The copies of publications of notifications on holding general meetings of shareholders. (3 documents on 3 pages). Notification on holding extraordinary general meeting of shareholders of February 12, 2003 was published in "Nizhegorodskie novosty" newspaper № 8 (2700) of 17.01.2003, on holding joint (extraordinary) general meeting of shareholders of March 26, 2003 – in "Nizhegorodskie novosty" newspaper № 16 (2708) of 29.01.2003, on holding of annual general meeting of shareholders of June 27, 2003 – in "Rossiiskaya gazeta" newspaper № 200 (3214) of 28.05.2003.

J. P. Morgan Bank is a depositary-bank for our Company according to Form F-6, registration number 333-86930 in ADR program for common shares.

If you have any questions, please, call me directly (ph. 7-8312-33-47-93) or François Rausch, the manager of "VolgaTelecom" ADR program in J.P.Morgan Bank. (ph. +44 207 777 2022) (London).

Sincerely yours

Deputy General Director L.I.Grigorieva

dlw 5/26

Секретарь
совета директоров: [signature] /Н.И. Покровская/


ВОЛГАТЕЛЕКОМ
Открытое акционерное общество
ВОЛГАТЕЛЕКОМ

СООБЩЕНИЕ

Уважаемый акционер!

Открытое акционерное общество «ВолгаТелеком» уведомляет Вас о проведении годового общего собрания акционеров 27 июня 2003 года в форме совместного присутствия по адресу: г. Нижний Новгород, пл. М. Горького, Дом связи, время начала собрания 10-00 (местного времени), начало регистрации в 8-00 (местного времени).

Повестка дня общего собрания акционеров:

1. Утверждение годового отчета, годовой бухгалтерской отчетности, в том числе отчета о прибылях и убытках (счета прибылей и убытков), распределение прибыли и убытков Общества по результатам отчетного (2002) финансового года.
2. О выплате дивидендов за 2002 год, размере, сроках и форме их выплаты по акциям каждой категории.
3. Избрание членов Совета директоров Общества.
4. Избрание членов Ревизионной комиссии Общества.
5. Утверждение аудитора Общества на 2003 год.
6. Утверждение Положения о порядке проведения общего собрания акционеров Общества в новой редакции.
7. Определение размера вознаграждения членам Совета директоров Общества.

Право голоса по всем вопросам повестки дня собрания акционеров имеют акционеры — владельцы обыкновенных акций Общества.

Список лиц, имеющих право на участие в годовом общем собрании акционеров, составлен на основании данных реестра акционеров по состоянию на 18-00 (местного времени) 8 мая 2003 года.

С 5 июня 2003 года лица, имеющие право на участие в годовом общем собрании акционеров, могут ознакомиться с материалами повестки дня общего собрания акционеров по следующим адресам:

г. Нижний Новгород, пл. М. Горького, Дом связи, с 9-00 до 18-00 (местного времени);
г. Киров, ул. Дрелевского,43/1, с 8-00 до 17-00 (местного времени);
г. Йошкар-Ола, ул. Советская, 138, с 8-00 до 17-00 (местного времени);
г. Саранск, ул. Большевистская,13, с 8-30 до 17-30 (местного времени);
г. Оренбург, ул. Володарского, 11, с 9-00 до 18-00 (местного времени);
г. Пенза, ул. Куприна, 1/3, с 8-00 до 17-00 (местного времени);
г. Самара, ул. Красноармейская, 17, с 8-00 до 17-00 (местного времени);
г. Саратов, ул. Киселева, 40, с 8-00 до 17-00 (местного времени);
г. Ульяновск, ул. Л. Толстого, 60, 8-00 до 17-00 (местного времени);
г. Ижевск, ул. Пушкинская, 278, с 8-00 до 17-00 (местного времени);
г. Чебоксары, пр. Ленина, 2, 8-00 до 17-00 (местного времени).
а также на сайте Общества в Интернет по адресу: www.sviazinform.nnov.ru.

Акционер (представитель акционера) имеет право проголосовать досрочно, направив надлежащим образом заполненные бюллетени для голосования по адресу: 603000, г. Нижний Новгород, пл. М. Горького, Дом связи. Голоса, представленные бюллетенями для голосования, учитываются при определении кворума и подведении итогов голосования при условии получения их Обществом не позднее, чем за два дня до даты проведения собрания, т.е. не позднее 24 июня 2003 года включительно.

Если голосование будет осуществляться по доверенности путем направления бюллетеней для голосования, к бюллетеням необходимо приложить доверенность, на основании которой действует представитель, или ее надлежаще заверенную копию, либо документ, подтверждающий права представителя действовать без доверенности от имени акционера — юридического лица.

При явке на годовое общее собрание акционеры должны иметь при себе документ, удостоверяющий личность, бюллетени для голосования. Акционер, имеющий право на участие в общем собрании, может направить для участия в собрании представителя. Полномочия представителей акционеров — физических лиц должны быть подтверждены доверенностью, заверенной нотариально, либо иным способом, установленным Гражданским кодексом Российской Федерации. Полномочия представителей акционеров — юридических лиц должны быть подтверждены доверенностью, заверенной акционером, либо документом, подтверждающим права представителя действовать без доверенности от имени юридического лица — акционера.

Совет директоров

Газета „Нижегородские новости"
№ 16(2708) от 29 января 2003 г.

Открытое акционерное общество "ВолгаТелеком"

603000 Россия, г. Нижний Новгород, пл. М. Горького, Дом связи

СООБЩЕНИЕ

Уважаемый акционер!

Открытое акционерное общество "ВолгаТелеком" уведомляет Вас о проведении совместного (внеочередного) общего собрания акционеров 26 марта 2003 года в форме совместного присутствия по адресу: г. Нижний Новгород, пл. М. Горького, Дом связи, время начала собрания 10.00 (местного времени), начало регистрации в 8.00 (местного времени).

ПОВЕСТКА ДНЯ ОБЩЕГО СОБРАНИЯ АКЦИОНЕРОВ:

1. Досрочное прекращение полномочий генерального директора общества, назначение генерального директора общества и определение срока его полномочий.

2. Досрочное прекращение полномочий членов совета директоров общества и избрание совета директоров общества.

3. Досрочное прекращение полномочий членов ревизионной комиссии общества и избрание ревизионной комиссии общества.

4. Утверждение Устава общества в новой редакции.

5. Утверждение Положения о порядке проведения общего собрания акционеров открытого акционерного общества "ВолгаТелеком" в новой редакции.

6. Утверждение Положения о совете директоров ОАО "ВолгаТелеком" в новой редакции.

7. Утверждение Положения о правлении ОАО "ВолгаТелеком" в новой редакции.

8. Утверждение Положения о ревизионной комиссии ОАО "ВолгаТелеком" в новой редакции.

9. Определение размера вознаграждения членам совета директоров общества.

Право голоса по всем вопросам повестки дня собрания акционеров имеют акционеры - владельцы обыкновенных акций общества.

Список лиц, имеющих право на участие в совместном (внеочередном) общем собрании акционеров, составлен на основании данных реестра акционеров по состоянию на 18-00 (местного времени) 24 января 2003 года.

С 5 марта 2003 года лица, имеющие право на участие во внеочередном общем собрании акционеров, могут ознакомиться с материалами повестки дня общего собрания акционеров по следующим адресам:

г. Нижний Новгород, пл. М. Горького, Дом связи,
г. Киров, ул. Дрелевского, 43/1,
г. Йошкар-Ола, ул. Советская, 138,
г. Саранск, ул. Большевистская, 13,
г. Оренбург, ул. Володарского, 11,
г. Пенза, ул. Куприна, 1/3,
г. Самара, ул. Красноармейская, 17,
г. Саратов, ул. Киселева, 40,
г. Ульяновск, ул. Л.Толстого, 60,
г. Ижевск, ул. Пушкинская, 278,
г. Чебоксары, пр. Ленина, 2,

а также на сайте общества в Интернете по адресу: www.sviazinform.nnov.ru.

Акционеры (акционер), являющиеся в совокупности владельцами не менее чем 2 процентов голосующих акций общества, в соответствии с п. 2 ст. 53 Федерального закона "Об акционерных обществах" вправе предложить кандидатов для избрания в совет директоров и ревизионную комиссию общества в срок до 23 февраля 2003 года. Такие предложения можно направить по адресу: 603000, город Нижний Новгород, площадь М. Горького, Дом связи.

Акционер (представитель акционера) имеет право проголосовать досрочно, направив надлежащим образом заполненные бюллетени для голосования по адресу: 107078, город Москва, улица Каланчевская, дом N 15-а, а/я 45. Голоса, представленные бюллетенями для голосования, учитываются при определении кворума и подведении итогов голосования при условии получения их обществом не позднее чем за два дня до даты проведения собрания, т.е. не позднее 23 марта 2003 года включительно.

Если голосование будет осуществляться по доверенности путем направления бюллетеней для голосования, к бюллетеням необходимо приложить доверенность, на основании которой действует представитель, или ее надлежаще заверенную копию, либо документ, подтверждающий права представителя действовать без доверенности от имени акционера - юридического лица.

При явке на совместное (внеочередное) общее собрание акционеры должны иметь при себе документ, удостоверяющий личность, бюллетени для голосования. Акционер, имеющий право на участие в общем собрании, может направить для участия в собрании представителя. Полномочия представителей акционеров - физических лиц должны быть подтверждены доверенностью, заверенной нотариально, либо иным способом, установленным Гражданским кодексом Российской Федерации. Полномочия представителей акционеров - юридических лиц должны быть подтверждены доверенностью, заверенной акционером, либо документом, подтверждающим права представителя действовать без доверенности от имени юридического лица - акционера.

Телефон для справок: 8-8312-30-02-72

Совет директоров ОАО "ВолгаТелеком".

Секретарь совета директоров: 
Открытое акционерное общество "ВолгаТелеком"
ВолгаТелеком
г. Нижний Новгород
/Н. И. Покровская/

Газета „Нижегородские нов...
№8 (2700) от 17.01.2003г.

Открытое акционерное общество "ВолгаТелеком"

603000, г. Нижний Новгород, пл. М. Горького, Дом связи

СООБЩЕНИЕ

Уважаемый акционер!

Открытое акционерное общество "ВолгаТелеком" уведомляет вас о проведении внеочередного общего собрания акционеров в форме заочного голосования.

Дата окончания приема бюллетеней для голосования - 12 февраля 2003 года.

ПОВЕСТКА ДНЯ ОБЩЕГО СОБРАНИЯ АКЦИОНЕРОВ:

1. Об одобрении сделки купли-продажи 50 000 (пятидесяти тысяч) обыкновенных акций ЗАО "НСС" между обществом и компанией "Russian Telecommunications Development Holding Corporation", в совершении которой имеется заинтересованность.

Список лиц, имеющих право на участие во внеочередном общем собрании акционеров, составлен на основании данных реестра акционеров по состоянию на 18.00 (местного времени) 26 декабря 2002 года.

Право голоса по вопросу повестки дня внеочередного общего собрания акционеров имеют акционеры - владельцы обыкновенных акций общества, не заинтересованные в совершении данной сделки.

Лица, имеющие право на участие во внеочередном общем собрании акционеров, могут ознакомиться с материалами повестки дня общего собрания акционеров по следующим адресам:

г. Нижний Новгород, пл. М. Горького, Дом связи,
г. Киров, ул. Дрелевского,43/1,
г. Йошкар-Ола, ул. Советская, 138,
г. Саранск, ул. Большевистская,13,
г. Оренбург, ул. Володарского, 11,
г. Пенза, ул. Куприна, 1/3,
г. Самара, ул. Красноармейская, 17,
г. Саратов, ул. Киселева, 40,
г. Ульяновск, ул. Л.Толстого, 60,
г. Ижевск, ул. Пушкинская, 278,
г. Чебоксары, пр. Ленина, 2,

с 22 января до 12 февраля 2003 года, а также на сайте общества в Интернете по адресу: www.sviazinform.nnov.ru.

Акционер (представитель акционера) имеет право отправить заполненный бюллетень для голосования по адресу: **107078, город Москва, улица Каланчевская, дом № 15а, а/я 45.**

Представителям лиц, принимающих участие в собрании, направляющим заполненный бюллетень, необходимо приложить доверенность, оформленную надлежащим образом.

Бюллетени, полученные до 12 февраля 2003 г. включительно, учитываются при определении кворума и подведении итогов голосования. Бюллетень считается действительным, если в нем оставлен только один вариант голосования. Кроме того, бюллетень должен быть подписан акционером (представителем акционера).

Телефон для справок: 8-8312-30-02-72

Совет директоров ОАО "ВолгаТелеком".

Секретарь совета директоров: [подпись] (Покровская)

Открытое акционерное общество "ВолгаТелеком" * г. Нижний Новгород * ВолгаТелеком

MINUTES № 1

The extraordinary general meeting of stockholders of open joint-stock company «VolgaTelecom» in the form of an absentee voting

Moscow, Kalanchevskaya str.,
№ 15, p.o.b. 45 on February, 12, 2003.

According to item 1 of article 51 of the law "About joint-stock companies" of December 26, 2002, 18873 stockholders, owners of 117807298 voting shares are registered in the list of persons having right of participation in the extraordinary general meeting of stockholders.

According to item 7.1 of Regulations on the procedure of the general meeting of stockholders, the General Director of OJSC "VolgaTelecom" Lyulin V.F. presides in the extraordinary general meeting of stockholders

According to item 7.2 of Regulations about the procedure of the general meeting of stockholders, a responsible secretary of the general meeting of stockholders is appointed by the Chairman for conducting the minutes of the extraordinary general meeting of stockholders in the form of an absentee voting - the secretary of the Board of directors Pokrovskaya N.I.

According to item 1 of clause 56 of the FL «About joint-stock companies», the functions of the tellers are carried out by Closed joint-stock company "REGISTRATOR-SVYAZ"

According to the minutes of definition of quorum of the extraordinary general meeting of stockholders of OJSC "VolgaTelecom":
Date of the assembly: February 12, 2003.

The list of persons having the right of participation in the extraordinary general meeting of stockholders in the form of an absentee voting is made on basis of the data of the registry as of December 26, 2002.

By the date of drawing up the list of persons having the right of participation in the extraordinary general meeting of stockholders, the Society placed 245969590 common shares, therefrom **0** shares are acquired (redeemed) by the Society.

The total amount of the placed voting shares of the Society, except for voting shares of stockholders interested in the fulfillment of the specified transaction, makes 117807298 shares.

Stockholders, owners of common stocks of OJSC "VolgaTelecom" are entitled to vote the issue of the agenda of the extraordinary general meeting of stockholders, except for persons interested in fulfillment of the transaction by the Society, namely OJSC "Svyazinvest" and OJSC "RTK leasing".

The number of votes, held by OJSC "Svyazinvest", makes 124633745 votes and the number of votes, held by OJSC "RTK Leasing" makes 3528547 votes.

Stockholders and their plenipotentiary proxies possessing in aggregate 63917004 votes which makes 54.26 % from the total amount of placed voting shares of the Society, except for voting shares acquired (redeemed) by the Society, and with exception of those belonging to persons interested in fulfillment of the specified transaction, took part in the extraordinary general meeting of stockholders held in form of an absentee voting.

The quorum for adoption of a resolution on a question of the agenda of assembly is provided with participation of the stockholders possessing in aggregate over 50 % from the total amount of placed voting shares of the Society, except for voting shares of stockholders interested in fulfillment of the specified transaction.

Thus, there is a quorum for adoption of a resolution on a question of the agenda of the extraordinary general meeting of stockholders of OJSC "VolgaTelecom" held in form of an absentee voting.

The assembly is recognized as competent.

AGENDA

1. Approval of the transaction of sale and purchase of 50000 (fifty thousand) common shares of CJSC "NCC" concluded by the Society and the Company «Russian Telecommunications Development Holding Corporation» in fulfillment of which there is an interest.

I. The project of the resolution on the issue of «Approval of the transaction of sale and purchase of 50000 (fifty thousand) common shares of CJSC "NCC" concluded by the Society and the Company «Russian Telecommunications Development Holding Corporation» in fulfillment of which there is an interest», put to voting:

To approve the transaction of sale and purchase of 50000 (fifty thousand) ordinary nominal paperless shares of CJSC "NCC" making 50 % of the Charter Capital of CJSC "NCC", at the price of 20.000.000 (twenty millions) US dollars according to provisions of the sale and purchase treaty concluded by the Society and the Company «Russian Telecommunications Development Holding Corporation».

Results of voting of the extraordinary general meeting of stockholders of OJSC "VolgaTelecom" held in form of an absentee voting on the first question of the agenda: «Approval of the transaction of sale and purchase of 50000 (fifty thousand) common shares of CJSC "NCC" concluded by the Society and the Company «Russian Telecommunications Development Holding Corporation» in fulfillment of which there is an interest».

Final results of voting:

	number of votes	Percent from the total amount of votes of the stockholders having a vote on the agenda question

For	62 619 291	53,15%
Against	730 390	0,62%
Abstains	513 770	0,44%

According to item 4 of article 83 of the Federal Law «About joint-stock companies» the decision on approval of the transaction in fulfillment of which there is an interest, is approved by the general meeting by majority of votes of all stockholders not interested in the transaction, holders of voting shares.

Results of voting:

Adopted Resolution - **To approve the transaction of sale and purchase of 50000 (fifty thousand) ordinary nominal paperless shares of CJSC "NCC" making 50% of the Charter Capital of CJSC "NCC", at the price of 20.000.000 (twenty millions) US dollars according to provisions of sale and purchase treaty concluded by the Society and the Company «Russian Telecommunications Development Holding Corporation».**

Chairman of Assembly,
General Director of OJSC "VolgaTelecom" V.F. Lyulin

Secretary of Assembly N.I. Pokrovskaya

Date of drawing up the minutes: February 27, 2003.

MINUTES № 2

The joint (extraordinary) general meeting of stockholders of open joint-stock company "VolgaTelecom" in form of joint presence

Nizhniy Novgorod, March 26, 2003.
M. Gorky sq., Post House

Date of signing of the minutes: March 27, 2003.

According to item 1 of article 51 of the law "About joint-stock companies" as of 18:00 (local time) on January 24, 2003, 19232 stockholders, owners of 245969590 voting shares of the Society are registered in the list of persons having the right of participation in the joint (extraordinary) general meeting of stockholders.

According to item 7.1 of Regulations about the procedure of the general meeting of stockholders, the General director of OJSC "VolgaTelecom" Lyulin V.F. presides in the joint (extraordinary) general meeting of stockholders.

Presidium:
Yurchenko E.V.- deputy general director of OJSC "Svyazinvest";
Members of the Board of directors of the Society:

Lyulin V.F. - Vice-president of the Board of directors
Grigorieva A.B.
Bakhayev M.A.
Volkov V.N.
Grigorieva L.I.

According to item 7.2 of Regulations about the procedure of the general meeting of stockholders, the Chairman of assembly appointed a responsible secretary of the general meeting of stockholders for conducting the minutes, the secretary of the Board of directors Pokrovskaya N.I.

According to item 1 of article 56 of the FL «About joint-stock companies», the functions of the tellers are carried out by Closed joint-stock company «REGISTRATOR-SVYAZ».

The word on results of registration of stockholders participating in the assembly, and the ballot calculation is given to the authorized representative of CJSC "Registrator-Svyaz" Maksimov I.V.

the minutes of definition of quorum of the joint (extraordinary) general meeting of stockholders of OJSC "VolgaTelecom":
Date of assembly: March 26, 2003.
Beginning of registration of stockholders participating in the assembly: 8:00
Beginning of the assembly: 10:00

The list of persons having the right of participation in the joint (extraordinary) general meeting of stockholders in form of joint presence, is made on basis of the data of the registry at 18:00 (local time) on January 24, 2003.

By the date of drawing up the list of persons having the right of participation in the joint (extraordinary) general meeting of stockholders, the Society placed 245969590 common stocks, therefrom:

- 1321309 shares in aggregate belong to members of the Board of directors or persons holding posts in management bodies of the Society;
- 0 shares are acquired (redeemed) by the Society.

The total amount of the placed voting shares of the Society, except the acquired shares (redeemed) by the Society, makes 245969590 shares.

The total amount of placed voting shares of the Society, except the voting shares belonging to members of the Board of directors or persons, occupying posts in management bodies of the Society, makes 244648281 shares.

By 10:00 it was registered: 2504 stockholders and their plenipotentiary proxies possessing in aggregate 188611688 votes, including 2350 stockholders possessing in aggregate 16039217 votes, the submitted voting ballots received by the Society not later than two days prior to the date of the Assembly, therefrom:

1. The number of votes, belonging to members of the Board of directors or persons occupying posts in management bodies of the Society, makes 1319812 votes;
2. The number of votes, belonging to stockholders having a vote on questions № 1, № 2, № 4, № 5, № 6, № 7, № 8, № 9 of the agenda of the assembly, makes 188611688 votes or 76.68 % from the total amount of placed voting shares of the Society (except the acquired voting shares (redeemed) by the Society);
3. The number of votes, belonging to stockholders having a vote on a question № 3 of the assembly agenda «Election of members of the Audit committee», makes 187291876 votes or 76.55 % from the total amount of placed voting shares of the Society (except the acquired shares (redeemed) by the Society, and also except voting shares belonging to members of the Board of directors or persons occupying posts in management bodies of the Society).

The quorum for adoption of a resolution on questions № 1, № 2, № 4, № 5, № 6, № 7, № 8, № 9 of the assembly agenda is qualified with participation of stockholders holding in aggregate over 50 % from the total amount of placed voting shares of the Society (except the acquired voting shares (redeemed) by the Society).

The quorum for adoption of a resolution on question № 3 «Election of members of the Audit committee» is qualified with participation of stockholders holding in aggregate over 50 % from the total amount of placed voting shares of the Society (except the acquired voting shares (redeemed) by the Society, and also except voting shares belonging to members of the Board of directors or persons holding posts in management bodies of the Society).

Thus, there is a qualified quorum for adoption of resolutions on all questions of the agenda of the joint (extraordinary) general meeting of stockholders of OJSC "VolgaTelecom" in form of joint presence.

The assembly is recognized qualified.

AGENDA:

1. The early termination of powers of the General director of the Society, appointment of the General director of the Society and definition of term of his powers.
2. The early termination of powers of members of the Board of directors of the Society and election of the Board of directors of the Society.
3. The early termination of powers of members of the audit committee of the Society and election of the audit committee of the Society.
4. The approval of the Charter of the Society in a new wording.
5. The approval of Regulations about the procedure of the general meeting of stockholders of open joint-stock company "VolgaTelecom" in a new wording.
6. The approval of Regulations about the Board of directors of OJSC "VolgaTelecom" in a new wording.
7. The approval of Regulations about the Management board of OJSC "VolgaTelecom" in a new wording.
8. The approval of Regulations about the Audit committee of OJSC "VolgaTelecom" in a new wording.
9. Definition of the size of remuneration to members of the Board of directors of the Society.

I. the first question of the agenda «the early termination of powers of the General director of the Society, appointment of the General director of the Society and definition of term of his powers», the deputy general director of OJSC "Svyazinvest" Yurchenko E.V.

presented a nominee for the post of the general director of OJSC "VolgaTelecom" - Lyulin Vladimir Fedorovich.

Lyulin V.F. presented the report (the report is attached).

The project of the resolution on the question of «the early termination of powers of the General director of the Society, appointment of the General director of the Society and definition of term of his powers», put to voting:

1. to terminate powers of the general director of the Society ahead of schedule.
2. To appoint Lyulin Vladimir Fedorovich for the post of the general director of the Society for the period of 2 years.

The word on voting results is given from the part of the tellers to the authorized representative of CJSC "Registrator - Svyaz ", Maksimov I.V.

Maksimov I.V. announced the quorum as of the moment of the beginning of calculation of votes: «2530 stockholders and their plenipotentiary proxies were registered who hold 192877538 votes in aggregate» and explained the voting procedure for ballot № 1.

I ask you to vote!
(voting)

II. We pass to the second question of the agenda «**the early termination of powers of members of the Board of directors of the Society and election of the Board of directors of the Society**».

Lyulin V.F. - Before proceeding to election of the new Board of directors of the Society, he thanked the members of the Board of directors working till this day for their fruitful work for the benefit of the joint-stock company:
Chairman of the Board of directors - Osipchuk A.I., heading the Board of directors for 2 years;
The members of the Board of directors working for many years: Grigorieva A.B., Grigorieva L.I., Volkov V.N., Bakhaev M.A.;
The members of the Board of directors working in 2002: Lopatin A.V., Zabolotny I.V.

For election of the new Board of directors it is necessary to terminate powers of the former members ahead of schedule.

In the terms stipulated by the law "About joint-stock companies", proposals of stockholders were submitted to include in the ballot for election of the Board of directors the following candidates:

item #	**Candidate's name**	**Place of work and post**
1.	Bilibin Yury Aleksandrovich	The deputy general director of OJSC "Svyazinvest"
2.	Bobin Maxim Viktorovich	Chief of legal department of the Moscow representative office of the company "NCH Advisors, Inc."
3.	Vasiliev Mikhail Borisovich	Head of the St.-Petersburg Representative office of the company "NCH Advisors, Inc."
4.	Grigorieva Alla Borisovna	Deputy director - Chief of a division of department of corporate governance of OJSC "Svyazinvest"
5.	Grigorieva Lyubov Ivanovna	Deputy general director of corporate development of OJSC "VolgaTelecom"
6.	Dudchenko Vladimir Vladimirovich	Head of the Moscow representative office of the company "NCH Advisors, Inc.
7.	Zabuzova Elena Viktorovna	Deputy director - Chief of division of department of

		economic and tariff policy of OJSC "Svyazinvest"
8.	Kozin Vladimir Vladimirovich	Deputy director - Chief of division of department of corporate financing and direct investment of OJSC "Svyazinvest"
9	Lopatin Alexander Vladimirovich	Deputy general director of OJSC "Svyazinvest"
10.	Lyulin Vladimir Fedorovich	General director of OJSC "VolgaTelecom"
11.	Peter Montgomery Halloran	Representative of the company ING Bank (Eurasia) ZAO
12.	Romsky Georgy Alekseyevich	Deputy general director of OJSC "Svyazinvest"
13.	Savchenko Victor Dmitrievich	Director of Department of legal support of OJSC "Svyazinvest"
14.	Fedorov Oleg Romanovich	Assistant to executive director of Association of protection of the investors rights
15.	Filimonova Galina Arsentievna	Main expert of Department of corporate governance of OJSC "Svyazinvest"
16.	Chernogorodsky Sergey Valerievich	Main expert of Department of corporate governance of OJSC "Svyazinvest"
17.	Yurchenko Eugeny Valerievich	Deputy general director of OJSC "Svyazinvest"

I would like to inform you that according to the law "About joint-stock companies", each candidate gave a written consent to stand for election for the Board of directors.

- Are there any questions to candidates for members of the Board of directors?

No questions.

Project of a resolution on the question «Early termination of powers of members of the Board of directors of the Society and election of the Board of directors of the Society» put on voting:

1. to terminate powers of members of the Board of directors of the Society ahead of schedule.
2. to elect the Board of directors of the Society as follows:

(11 candidates who have the greatest number of votes are considered elected for the Board of directors.)

The word on voting results is given to the authorized representative of CJSC "Registrator-Svyaz" Maksimov I.V.

Maksimov I.V. explained the voting procedure for ballot № 2

I ask you to vote!

(voting)

I. The following question of the agenda is « the Preschedule termination of powers of members of the audit committee of the Society and election of the audit committee of the Society ».

Lyulin V.F.

Before proceeding to election of a new Audit committee of the Society, on behalf of the Board of directors and Management boards of the Society, he thanked the former members of the Audit committee who carried out their duties with due diligence:

Chairman of the Audit committee - Prokofieva Irina Viktorovna

Members of the Audit committee:

Alekhin Sergey Imanovich;

Degtyaryova Elena Petrovna;

Feklin Alexander Vasilievich;

Frolov Kirill Viktorovich.

According to the contract of affiliation it is necessary to terminate powers of the Audit

In the terms stipulated by the law "About joint-stock companies", proposals from stockholders were submitted to include the following candidates in the ballot for election of the Audit committee of the Society:

item #	Candidate's name	Place of work and post
1.	Alyokhin Sergey Imanovich	Main expert of Department of internal audit and economic analysis of OJSC "Svyazinvest"
2.	Belyayev Konstantin Vladimirovich	Chief accountant of OJSC "Svyazinvest"
3.	Karelina Lilia Alekseyevna	Main expert of Department of telecommunication of OJSC "Svyazinvest"
4.	Kukudzhanova Elena Nikolayevna	Main expert of Department of internal audit and economic analysis of OJSC "Svyazinvest"
5.	Tareyeva Larissa Valerievna	Leading expert of Department of corporate financing and direct investment of OJSC "Svyazinvest"

I would like to inform you that according to the law "About joint-stock companies", each candidate gave a written consent to stand for election of the Audit committee of the Society.

- Are there any questions to candidates for members of the Audit committee?

No questions.

Draft resolution on the question «Preschedule termination of powers of members of the audit committee of the Society and election of the audit committee of the Society» put on voting:

1. to terminate powers of members of the audit committee of the Society ahead of schedule.
2. To elect the audit committee of the Society as follows:

(5 candidates with the greatest poll are considered elected for the audit committee.)

The word on voting results is given to the authorized representative of CJSC "Registrator-Svyaz" Maksimov I.V.
Maksimov I.V. explained the voting procedure for ballot № 3

I ask you to vote!
(voting)

I. On the fourth question «Approval of the Charter of the Society in a new wording» reported Grigorieva Lyubov Ivanovna, deputy general director of corporate development (the report is attached).

Draft resolution on the question «Approval of the Charter of the Society in a new wording» put on voting:

« To approve the Charter of the Society in a new wording »

The word on voting results is given to the authorized representative of CJSC "Registrator-Svyaz" Maksimov I.V.
Maksimov I.V. explained the voting procedure for ballot № 4

I ask you to vote!
(voting)

The proposal was moved to itegrate relations on the following four questions of the agenda in which projects of Regulations of the Society are considered.
Are there any objections?

No objections.

V. On the fifth, sixth, seventh and eighth questions of the agenda:

- «Approval of Regulations about the procedure of the general meeting of stockholders of the Society in a new wording»,
- «Approval of Regulations about the Board of directors of the Society in a new wording»,
- «Approval of Regulations about Management board of the Society in a new wording»,
- «Approval of Regulations about the Audit committee of the Society in a new wording»

Grigorieva L. I. reported, deputy general director of corporate development (the report is attached).

Draft resolution on the fifth question of the agenda «Approval of Regulations about the procedure of the general meeting of stockholders of open joint-stock company "VolgaTelecom" in a new wording» put on voting:

To approve Regulations about the procedure of the general meeting of stockholders of open joint-stock company "VolgaTelecom" in a new wording.

Draft resolution on the sixth question of the agenda «Approval of Regulations about the Board of directors of OJSC "VolgaTelecom" in a new wording» put on voting:

To approve Regulations about the Board of directors of OJSC "VolgaTelecom" in a new wording.

Draft resolution on the seventh question of the agenda «Approval of Regulations about Management board of OJSC "VolgaTelecom" in a new wording» put on voting:

To approve Regulations about Management board of OJSC "VolgaTelecom" in a new wording.

Draft resolution on the eighth question of the agenda «Approval of Regulations about the Audit committee of OJSC "VolgaTelecom" in a new wording» put on voting:

To approve Regulations about the Audit committee of OJSC "VolgaTelecom" in a new wording.

The word on voting results is given to the authorized representative of CJSC "Registrator-Svyaz" Maksimov I.V.
Maksimov I.V. explained the voting procedure for ballot № 5, 6, 7, 8.

I ask you to vote!
(voting)

VI. On the ninth question of the agenda **«Definition of the size of remuneration to members of the Board of directors of the Society»** it was reported by Grigorieva L.I., deputy general director of corporate development.

Draft resolution on the ninth question of the agenda «Definition of the size of remuneration to members of the Board of directors of the Society» put on voting:

To approve the following specifications (percent) of deductions for calculation of quarterly and annual compensation to members of the Board of directors:

- In size of 0.006 % from proceeds of the Society from sales of goods, production, works, services during the accounting quarter according to the accounting statements of the Society to each member of the Board of directors;
- In size of 0.4 % from net profit of the Society during the report year according to the accounting statements of the Society for the whole Board of directors of the Society.

Questions:

- What sum will the quarterly compensation of each member of the Board of directors make in money terms?
- What the annual bonus will be paid?

Answers:
Grigorieva L.I. - deputy general director of OJSC "VolgaTelecom"

- On the average, the quarterly compensation of one member of the Board of directors makes approximately 185 thousand Rubles.
- On results of the year, everything will depend on the net profit earned by the Society during the year.

The word on voting results is given to the authorized representative of CJSC "Registrator-Svyaz" Maksimov I.V.
Maksimov I.V. explained the voting procedure for ballot № 9

I ask you to vote
(voting)

Lyulin V. F.: «Finishing the reorganization process, 11 branches of OJSC "VolgaTelecom" are created on the basis of former joint-stock companies.
Allow me to hand over a nominal standard to each branch - as a symbol of participation in the united big company, one big family of telecom workers of OJSC "VolgaTelecom":

- The standard is presented to the deputy general director - to director of the Kirov branch - Popovsky V.P.
- The standard is presented to the deputy general director - to director of the branch in the Republic of Mariy El - Kirillov A.I.
- The standard is presented to the deputy general director - to director of the branch in the Republic of Mordovia - Shubin I.I.
- The standard is presented to the deputy general director - to director of the Orenburg branch - Zinoviev A.N.
- The standard is presented to the deputy general director - to director of the Penza branch - Nazarov V.M.
- The standard is presented to the deputy general director - to director of the Samara branch - Yolkin S.L.
- The standard is presented to the deputy general director - to director of the Saratov branch - Korolkov O.A.
- The standard is presented to the deputy general director - to director of the Ulyanovsk branch - Karyukanov A.S.
- The standard is presented to the deputy general director - to director of branch in the Udmurt Republic - Fomichev S.M.
- The standard is presented to the deputy general director - to director of branch in the Chuvash Republic - Zaraysky V.Y.»

Lyulin V. F. declared, that stockholders have the right to hand over within 10 minutes the ballots for calculation of votes if they had not time to vote on questions of the agenda yet.

1 HOUR BREAK IS ANNOUNCED.

the word about results of voting on questions of the agenda of the general meeting is given to the authorized representative of CJSC "Registrator-Svyaz", Maksimov I.V.

Maksimov I.V. announced results of voting on all questions of the agenda:
1. Results of voting on the joint (extraordinary) general meeting of stockholders of OJSC "VolgaTelecom" on the first question of the agenda:

«The preschedule termination of powers of the general director of the Society, assignment of the general director of the Society and definition of term of his powers»:

1.1. to terminate powers of the general director of the Society ahead of schedule.

Final results of voting:

	votes	Percent from total amount of votes of the stockholders participating in assembly and having a vote on the specified question of the agenda
For	**185 342 865**	**96.09%**
Against	**2 038 965**	**1.06%**
Abstain	**4 668 790**	**2.42%**

1.2. To appoint Lyulin Vladimir Fedorovich as General director of the Society for the period of 2 years.

Final results of voting:

	votes	Percent from total amount of votes of the stockholders participating in assembly and having a vote on the specified question of the agenda
For	187 525 594	97.23%
Against	44 317	0.02%
Abstain	4 485 899	2.33%

According to item 2 of article 49 of the Federal Law «About joint-stock companies» the resolution on the first question of the agenda is adopted by majority of votes of stockholders - owners of the voting (ordinary) shares participating in assembly of stockholders.

Voting Results:

The resolution is adopted

1.1. To terminate powers of the General director of the Society ahead of schedule.

1.2. To appoint Lyulin Vladimir Fedorovich the General director of the Society for the period of 2 years.

2. Results of voting of the joint (extraordinary) general meeting of stockholders of OJSC "VolgaTelecom" on the second question of the agenda:

«The preschedule termination of powers of members of the Board of directors of the Society and election of the Board of directors of the Society»

2.1. to terminate powers of members of the Board of directors of the Society ahead of schedule.

Final results of voting:

	Votes	Percent from total amount of votes of the stockholders participating in assembly and having a vote on the specified question of the agenda
For	185 305 712	96.08%
Against	56 320	0.03%

Abstain	6 408 123	3.32%

2.2. to elect the Board of directors of the Society as follows:
Final results of voting:

№	Surname, name, patronymic of the candidate	Votes
1.	Bilibin Yury Aleksandrovich	4 105 099
2.	Bobin Maxim Viktorovich	198 008 236
3.	Васильев Михаил Борисович	77 172
4.	Grigorieva Alla Borisovna	172 295 802
5.	Grigorieva Lyubov Ivanovna	24 073 351
6.	Dudchenko Vladimir Vladimirovich	192 194 271
7.	Zabuzova Elena Viktorovna	171 486 523
8.	Kozin Vladimir Vladimirovich	171 448 252
9	Lopatin Alexander Vladimirovich	4 145 624
10.	Lyulin Vladimir Fedorovich	254 653 618
11.	Peter Montgomery Halloran	489 715
12.	Romsky Georgy Alekseyevich	175 430 753
13.	Savchenko Victor Dmitrievich	175 430 991
14.	Fedorov Oleg Romanovich	202 495 110
15.	Filimonova Galina Arsentievna	4 055 353
16.	Chernogorodsky Sergey Valerievich	175 430 989
17.	Yurchenko Eugeny Valerievich	180 778 458
	Abstained on all candidates	37 774
	Against all candidates	241 208

According to item 4 of article 66 of the Federal Law «About joint-stock companies» the candidates having the greatest number of votes are considered elected for the Board of directors of the Society.

Voting Results:

<u>The resolution is adopted</u>

to terminate powers of members of the Board of directors of the Society ahead of schedule.

to elect the Board of directors of the Society as follows:

1. Bobin Maxim Viktorovich
2. Grigorieva Alla Borisovna
3. Dudchenko Vladimir Vladimirovich
4. Zabuzova Elena Viktorovna
5. Kozin Vladimir Vladimirovich
6. Lyulin Vladimir Fedorovich
7. Romsky Georgy Alekseyevich
8. Savchenko Victor Dmitrievich
9. Fedorov Oleg Romanovich
10. Chernogorodsky Sergey Valerievich
11. Yurchenko Eugeny Valerievich

1. Results of voting of the joint (extraordinary) general meeting of stockholders of OJSC "VolgaTelecom" on the third question of the agenda:

«The preschedule termination of powers of members of an audit committee of the Society and election of an audit committee of the Society»

3.1. to terminate powers of members of the Audit committee of the Society ahead of schedule.

Final results of voting:

	Votes	Percent from total amount of votes of the stockholders participating in assembly and having a vote on the specified question of the agenda
For	184 790 771	95.81%
Against	51 491	0.03%
Abstain	6 447 788	3.34%

3.2. To elect the Audit committee of the Society in the following structure.

Final results of voting:

1. Alyokhin Sergey Imanovich

	Votes	Percent from total amount of votes of the stockholders participating in assembly and having a vote on the specified question of the agenda
For	185 282 135	96.72%
Against	605 664	0.32%
Abstain	4 614 162	2.41%
Cancelled	1 000 436	0.52%

2. Belyayev Konstantin Vladimirovich

	Votes	Percent from total amount of votes of the stockholders participating in assembly and having a vote on the specified question of the agenda
For	185 224 871	96.69%
Against	662 623	0.35%
Abstain	4 613 619	2.41%
Cancelled	1 001 284	0.52%

3. Karelina Lilia Alekseyevna

	Votes	Percent from total amount of votes of the stockholders participating in assembly and having a vote on the specified question of the agenda
For	185 448 082	96.81%
Against	431 136	0.23%

Abstain	4 617 899	2.41%
Cancelled	1 005 280	0.52%

4. Kukudzhanova Elena Nikolayevna

	Votes	Percent from total amount of votes of the stockholders participating in assembly and having a vote on the specified question of the agenda
For	185 516 975	96.85%
Against	364 759	0.19%
Abstain	4 616 294	2.41%
Cancelled	1 004 369	0.52%

5. Tareyeva Larissa Valerievna

	Votes	Percent from total amount of votes of the stockholders participating in assembly and having a vote on the specified question of the agenda
For	185 523 649	96.85%
Against	363 364	0.19%
Abstain	4 609 988	2.41%
Cancelled	1 004 474	0.52%

According to item 2 of article 49 of the Federal Law «About joint-stock companies» the resolution on the third question of the agenda is accepted by majority of votes of stockholders - owners of the voting (ordinary) shares participating in assembly of stockholders.

According to item 6 of article 85 of the Federal Law «About joint-stock companies» the shares belonging to members of the Board of directors or persons, occupying posts in management bodies of OJSC "VolgaTelecom", do not participate in voting at election of members of the Audit committee of the Society.

Result of voting:
The resolution is adopted
___ to terminate powers of members of the Audit committee of the Society ahead of schedule.
To elect the Audit committee of the Society in the following structure:

1 Alyokhin Sergey Imanovich
2 Belyayev Konstantin Vladimirovich
3 Karelina Lilia Alekseyevna
4 Kukudzhanova Elena Nikolayevna
5 Tareyeva Larissa Valerievna

4. Results of voting of the joint (extraordinary) general meeting of stockholders of OJSC "VolgaTelecom" on the fourth question of the agenda:

«The approval of the Charter of the Society in a new wording»

Final results of voting:

	Votes	Percent from total amount of votes of the stockholders participating in assembly and having a vote on the specified question of the agenda
For	186 452 109	96.67%
Against	953 542	0.49%
Abstain	4 661 763	2.42%

According to item 4 of article 49 of the Federal Law « About joint-stock companies» the resolution on the fourth question of the agenda is accepted by the majority in three quarters of votes of stockholders - owners of the voting (ordinary) shares participating in assembly of stockholders.

Result of voting:
Resolution accepted - To approve the Charter of the Society in a new wording.

5. Results of voting of the joint (extraordinary) general meeting of stockholders of OJSC "VolgaTelecom" on the fifth question of the agenda:

«The approval of Regulations about the procedure of the general meeting of stockholders of open joint-stock company "VolgaTelecom" in a new wording»

Final results of voting:

	Votes	Percent from total amount of votes of the stockholders participating in assembly and having a vote on the specified question of the agenda
For	186 617 548	96.75%
Against	951 410	0.49%
Abstain	4 497 621	2.33%

According to item 2 of article 49 of the Federal Law «About joint-stock companies» the resolution on the fifth question of the agenda is adopted by majority of votes of stockholders - owners of the voting (ordinary) shares participating in assembly of stockholders.

Result of voting:
Resolution accepted - To approve Regulations about the procedure of the general meeting of stockholders of open joint-stock company "VolgaTelecom" in a new wording.

6. Results of voting of the joint (extraordinary) general meeting of stockholders of OJSC "VolgaTelecom" on the sixth question of the agenda:

«The approval of Regulations about the Board of directors of OJSC "VolgaTelecom" in a new wording »

Final results of voting:

	Votes	Percent from total amount of votes of the stockholders participating in assembly and having

		a vote on the specified question of the agenda
For	186 535 013	96.71%
Against	968 724	0.50%
Abstain	4 503 484	2.33%

According to item 2 of article 49 of the Federal Law «About joint-stock companies» the resolution on the sixth question of the agenda is adopted by majority of votes of stockholders - owners of the voting (ordinary) shares participating in the assembly of stockholders.

Result of voting:
resolution accepted - To approve Regulations about the Board of directors of OJSC "VolgaTelecom" in a new wording.

7. Results of voting of the joint (extraordinary) general meeting of stockholders of OJSC "VolgaTelecom" on the seventh question of the agenda:

«The approval of Regulations about Management board of OJSC "VolgaTelecom" in a new wording»

Final results of voting:

	Votes	Percent from total amount of votes of the stockholders participating in assembly and having a vote on the specified question of the agenda
For	186 394 127	96.64%
Against	964 129	0.50%
Abstain	4 511 369	2.34%

According to item 2 of article 49 of the Federal Law «About joint-stock companies» the resolution on the seventh question of the agenda is accepted by majority of votes of stockholders - owners of voting (ordinary) shares participating in the assembly of stockholders.

Result of voting:
resolution accepted - To approve Regulations about Management board of OJSC "VolgaTelecom" in a new wording.

8. Results of voting of the joint (extraordinary) general meeting of stockholders of OJSC "VolgaTelecom" on the eighth question of the agenda:

«The approval of Regulations about of the Audit committee of OJSC "VolgaTelecom" in a new wording»

Final results of voting:

	Votes	Percent from total amount of votes of the stockholders participating in assembly and having a vote on the specified question of the agenda
For	187 506 485	97.22%
Against	51 341	0.03%

Abstain	4 509 321	2.34%

According to item 2 of article 49 of the Federal Law «About joint-stock companies» the resolution on the eighth question of the agenda is adopted by majority of votes of stockholders - owners of voting (ordinary) shares participating in the assembly of stockholders.

Result of voting:
resolution accepted - To approve Regulations about of the Audit committee of OJSC "VolgaTelecom" in a new wording.

9. Results of voting of the joint (extraordinary) general meeting of stockholders of OJSC "VolgaTelecom" on the ninth question of the agenda:

«Definition of the size of remuneration to members of the Board of directors of the Society»

Final results of voting:

	Votes	Percent from total amount of votes of the stockholders participating in assembly and having a vote on the specified question of the agenda
For	186 158 272	96.52%
Against	835 036	0.43%
Abstain	5 005 315	2.60%

According to item 2 of article 49 of the Federal Law «About joint-stock companies» the resolution on the ninth question of the agenda is adopted by majority of votes of stockholders - owners of voting (ordinary) shares participating in the assembly of stockholders.

Result of voting:
The resolution is adopted
To approve the following specifications (percent) of deductions for calculation of quarterly and annual compensation to members of the Board of directors:

- At a rate of 0.006 % from proceeds of the Society from sales of goods, production, works, services during the accounting quarter according to accounting statements of the Society to each member of the Board of directors;
- At a rate of 0.4 % from the net profit of the Society during the report year according to accounting statements of the Society for the whole Board of directors of the Society.

Dear stockholders!
The agenda of the joint (extraordinary) general meeting of Stockholders is completed. Thank you for participation in the job of our assembly.

The assembly is announced closed!

Chairman of assembly,
general director of
OJSC "VolgaTelecom" V.F. Lyulin

Secretary of Assembly N.I. Pokrovskaya

Open joint-stock company "VolgaTelecom"

603000, Nizhniy Novgorod, M.Gorky sq., Post House
Code of the Issuer: 00137 - AND

INFORMATION
About purchase
of more than 20 % of voting shares of Closed joint-stock company «Nizhniy Novgorod cellular communication» by Open joint-stock company "VolgaTelecom".

The information on joint-stock company which got more than 20 percent of voting shares of other joint-stock company:

Long title:
Open joint-stock company "VolgaTelecom"
Location and mail address:
603000, Nizhniy Novgorod, M.Gorky sq., Post House
Contact phone:
(8312) 33 20 47
Number and date of the state registration:
№ 448 of 15.12.1993
Size of the Charter Capital:
583 387 500 Rub.
Amount of acquired voting shares of CJSC "NCC" in view of last purchase:
100 000 ordinary registered stocks (100 %)
Amount of acquired voting shares of CJSC "NCC":
50 000 ordinary registered stocks.
The basis of purchase:
The contract of sale and purchase of shares # 29 - 03 of 27.02.2003.

Information on the joint-stock company, voting shares of which were acquired:

Long title:
Closed joint-stock company «Nizhniy Novgorod cellular communication»
Location and mail address:
The Russian Federation, 603000, Nizhniy Novgorod, Gorky sq., Post House
Number and date of the state registration:
 # R - 4536.16 of 30.03.1995.
Size of charter capital:
21 629 400 rubles
Amount of voting shares:
100 000 ordinary registered stocks
Registrar:
Limited Liability Company «the First independent registrar», 603022, Nizhniy Novgorod, pr. Gagarina, 11
The license # 10 - 000 - 1 - 00270 of 24.12.2002.

Result of the preliminary approval by antimonopoly authorities:

Conclusiof MAP of Russia # АЦ/18056 of 19.12.2002.

Deputy general director
OJSC "VolgaTelecom" L.I. Grigorieva


Открытое акционерное общество "ВолгаТелеком"
ВолгаТелеком
г. Нижний Новгород

„Российская газета"
№ 145 (3259) от 22 июля 2003 г.

12g3-2(b)

Открытое акционерное общество «ВолгаТелеком»

Зарегистрировано 15.12.93 г. администрацией г. Н.Новгорода, регистрационный № 448.
Почтовый адрес и место нахождения:
603000, г. Н. Новгород, пл. Горького, Дом связи.
Телефон: (8-8312) 33-20-47, факс: (8-8312)30-67-68.

сообщает об итогах общего годового собрания акционеров, состоявшегося 27 июня 2003 года.

1. Избран Совет директоров в составе 11 человек:

Юрченко Евгений Валерьевич	**Председатель** Совета директоров — заместитель генерального директора ОАО «Связьинвест»
Люлин Владимир Федорович	**Заместитель председателя** Совета директоров, генеральный директор ОАО «ВолгаТелеком»
Бобин Максим Викторович	Начальник юридического отдела Московского представительства компании «NCH Advisors,Inc».
Григорьева Алла Борисовна	Заместитель директора—начальник отдела департамента корпоративного управления ОАО «Связьинвест»
Дудченко Владимир Владимирович	Глава Московского представительства компании «NCH Advisors, Inc».
Забузова Елена Викторовна	Директор департамента экономического планирования и бюджетирования ОАО «Связьинвест»
Лопатин Александр Владимирович	Заместитель генерального директора ОАО «Связьинвест»
Ромский Георгий Алексеевич	Заместитель генерального директора ОАО «Связьинвест»
Савченко Виктор Дмитриевич	Директор департамента правового обеспечения ОАО «Связьинвест»
Федоров Виктор Дмитриевич	Заместитель исполнительного директора Ассоциации по защите прав инвесторов
Черногородский Сергей Валериевич	Директор департамента акционерного капитала ОАО «Связьинвест»

2. Избрана ревизионная комиссия в составе 5 человек:

Беляев Константин Владимирович	**Председатель**—главный бухгалтер ОАО «Связьинвест»
Гресева Любовь Александровна	Главный специалист департамента внутреннего аудита ОАО «Связьинвест»
Подосинов Сергей Владимирович	Главный специалист департамента внутреннего аудита ОАО «Связьинвест»
Тареева Лариса Валерьевна	Главный специалист департамента прямых инвестиций и собственности ОАО «Связьинвест»
Феклин Александр Васильевич	Заместитель директора департамента внутреннего аудита и контроля ОАО «ВолгаТелеком»

3. Утвержденный размер дивидендов:

на одну обыкновенную акцию	0,7066 руб.
на одну привилегированную акцию	1,7954 руб.
Начало выплаты дивидендов каждой категории акций	с 27 июля т.г.
Срок окончания выплаты дивидендов по обыкновенным и привилегированным акциям	до 31.12.2003 г.

4. Аудитором Общества на 2003 г. утверждена фирма ЗАО «Эрнст энд Янг Внешаудит».

В соответствии с п. 1 статьи 92 Федерального закона «Об акционерных обществах» ОАО доводит до сведения своих акционеров:
1. Ведение реестра Общества осуществляет ЗАО «Регистратор Связь» (лицензия № 10-000-1-00258 от 01.10.2002 г. выдана Федеральной комиссией по рынку ценных бумаг)
Место нахождения: г. Москва, ул. Б. Оленья, дом 15а
Телефон, факс (8-095) 933-42-21.
2. Дата закрытия реестра Общества на годовое общее собрание — 08.05.2003 г. Количество акционеров, владеющих голосующими акциями и имеющих право на участие в годовом собрании, — 18 664.
1. Бухгалтерский баланс ОАО «ВолгаТелеком» за 2002 год (утвержден общим годовым собранием **27.06.2003 г.**).

	За отчетный период* (тыс. руб.)
Актив	
1. Внеоборотные активы	13342976
2. Оборотные активы	2289553
Баланс	**15632529**
Пассив	
3. Капитал и резервы	11503867
4. Долгосрочные обязательства	897288
5. Краткосрочные обязательства	3231374
Баланс	**15632529**

*В связи с произошедшей реорганизацией Общества путем присоединения 30.11.2002 г. данные по балансу показаны без сравнения.

2. Отчет о прибылях и убытках за 2002 год (утвержден общим годовым собранием **27.06.2003 г.**).

	За отчетный период (тыс. руб.)
Выручка от услуг	10967595
Себестоимость реализации услуг	7796630
Прибыль от реализации	3170965
Прибыль отчетного периода	1990468

3. Соотношение стоимости чистых активов и размера уставного капитала составило 713,8%.

Достоверность бухгалтерской отчетности ОАО «ВолгаТелеком» подтверждена аудиторской фирмой «Эрнст энд Янг Внешаудит».

Российская газета от 22 июля 2003 г № 145 (3259)

Open Joint Stock Company "VolgaTelecom"

Registered on 15.12.93 by the administration of Nizhny Novgorod city,
Registration № 448
Mail address and location:
603000, Nizhny Novgorod city, Gorky square, Post House
Telephone (8-8312) 33-20-47; fax (8-8312)30-67-68

Advises on the results of annual general meeting of shareholders held on June 27, 2003.

1. 11 persons were elected to the Board of directors:

Yurchenko Evgenyi Valerievich	**Chairman** of the Board of directors – OJSC "Sviayzinvest" deputy to the General director
Lyulin Vladimir Fedorovich	**Deputy to the chairman** of the Board of directors, OJSC "VolgaTelecom" General director
Bobin Maxim Victorovich	Chief of legal department of Moscow's representation office of "NCH Advisors, Inc." company
Grigorieva Alla Borisovna	Deputy to the director – chief of the department of corporate management of OJSC "Sviayzinvest"
Dudchenko Vladimir Vladimirovich	Chief of Moscow's representation office of "NCH Advisors, Inc." company
Zabuzova Elena Victorovna	Director of economic planning and budgeting department of OJSC "Sviayzinvest"
Lopatin Alexander Vladimirovich	OJSC "Sviayzinvest" deputy to the General director
Romskyi Georgyi Alekseevich	OJSC "Sviayzinvest" deputy to the General director
Savchenko Victor Dmitrievich	OJSC "Sviayzinvest" director of legal provision department
Fedorov Oleg Romanovich	Deputy to the executive director of the Association for investors rights protection
Chernogorodskyi Sergey Valerievich	OJSC "Sviayzinvest" director of equity capital department

2. 5 persons were elected to the auditing committee:

Belyaev Konstantin Vladimirovich	**Chairman** – chief accountant of OJSC "Sviayzinvest"
Greseva Lyubov Alexandrovna	Chief expert of the department of internal

	audit of OJSC "Sviayzinvest"
Podosinov Sergey Vladimirovich	Chief expert of the department of internal audit of OJSC "Sviayzinvest"
Tereeva Larisa Valerievna	Chief expert of the department of direct investments and property of OJSC "Sviayzinvest"
Feklin Alexander Vasilievich	Deputy to the director of the department of internal audit and control of OJSC "VolgaTelecom"

3. The amount of dividends was approved:

For one ordinary share - 0,7066 rubles.
For one preferred share - 1,7954 rubles.

The beginning of the dividends payment under the shares of each category – since July 27, 2003.
The date of the end of the dividends payment under ordinary and preferred shares – till 31.12.2003.

4. CJSC "Ernst & Young Vneshaudit" was approved as the Company's Auditor for 2003.

In accordance with item 1 of clause 92 of the Federal law "On joint stock companies" the Company notifies its shareholders on the following:

1. The Company's register is being kept by CJSC "Registrar-Sviyaz" (license № 10-000-1-00258 of 01.10.2002 issued by Federal Commission for the Securities Market).
Location: Moscow, B.Oleniya str., 15a
Telephone, fax (8-095) 933-42-21.
2. The date of the Company's register closing for the annual general meeting – 08.05.2003.
The number of shareholders possessing voting shares and having the right to participate in the annual meeting -18664.
Accounting balance-sheet of OJSC "VolgaTelecom" for 2002 (approved by annual general meeting on **27.06.2003**).

	For the report period* (Thousand of rubles)
Assets	
1. Fixed assets	13342976
2. Current assets	2289553
Balance	**15632529**
Liabilities	
3. Capital and reserves	11503867
4. Long-term liabilities	897288
5. Short-term liabilities	3231374
Balance	**15632529**

*Due to the Company's reorganization by way of affiliation on 30.11.2002, the data for the balance are provided without comparison.

Registered " 14 " 03.2003
Federal Commission on Securities of Russia
(name of registration authority)

(signature of responsible person)

(Seal of registration authority)

REPORT ON RESULTS OF ISSUE OF BONDS

Open joint-stock company "VolgaTelecom"

Documentary percentage bearer bonds of series BT-1

state regitration number of issue 4-43-00137-3

Date of state registration of issue January 24, 2003

Authorized by the Board of directors of Open joint-stock company "VolgaTelecom"

« 18 » 12 .2002 Minutes № 18

Location: Russian Federation, 603000, Nizhniy Novgorod, M.Gorky sq., Post House

Mail address: Russian Federation, 603000, Nizhniy Novgorod, M.Gorky sq., Post House

Contact phone: (8312) 33-20-47

Fax: (8312) 30-67-68

V.F. Lyulin
General director of OJSC "VolgaTelecom"

N.I.Popkov
Chief accountant of OJSC "VolgaTelecom"

L.S.

« 05» 03.2003.

1. Kind of securities.

Documentary percentage bearer bonds of series BT-1

2. Way of placement.

Open subscription

3. Actual term of placement of securities.

Date of actual beginning of placement of securities of the issue: ***21.02.2003***

Date of actual termination of placement of securities of the issue: ***21.02.2003***

4. Face value of each valuable paper of the issue.

1000 rubles.

5. Amount of placed securities of the issue.

1000000

Including paid:

Money resources in rubles: ***1000000***

Money resources in a foreign currency:

Other property:

6. The price of placement.

The price of placement (Rub.)	Amount of securities of the specified issue placed under the specified price
1 000	1 000 000

7. Sum (cost) of property by which securities of the issue are paid.

a) The total sum (cost) of property in rubles (including money resources in rubles, the sum in terms of a foreign currency at the rate of the Central bank of the Russian Federation at the moment of payment and cost of other property), brought in payment of the placed securities: ***1000000000 rubles.***

The total sum (cost) of property in rubles (including money resources in rubles, the sum in terms of a foreign currency at the rate of the Central bank of the Russian Federation on the approval date of the report on results of the issue of securities and cost of other property), subject to payment of the placed securities according to the contract (resolution) on creation of a joint-stock company (contracts with purchasers): ***0 rubles.***

b) the sum of money in terms of rubles paid for the placed securities: ***1000000000 rubles.***

Sum of money in terms of rubles to be paid for the placed securities according to the contract (resolution) on creation of the joint-stock company (contracts with purchasers): ***0 rubles.***

c) The sum of foreign currency in terms of rubles at the rate of the Central bank of the Russian Federation at the moment of payment for the placed securities: ***0 rubles.***

The sum of foreign currency in terms of rubles at the rate of the Central bank of the Russian Federation on the approval date of the report on results of issue of securities to be paid for the placed securities according to the contract (resolution) on creation of a joint-stock company (contracts with purchasers): ***0 rubles.***

d) Cost of other property used as payment of placed securities: ***0 rubles.***

Cost of other property to be paid for the placed securities according to the contract (resolution) about creation of a joint-stock company (contracts with purchasers): ***0 rubles.***

8. The share of securities at non-placement of which the issue shall be invalid and void.

The share of securities at non-placement of which the issue shall be void is not determined.

9. Share of placed and non-placed securities of the issue (percentage of the total amount of securities of the issue).

100 %

10. All large transactions, and also transactions in which fulfilment there is an interested party.

Large transactions at placement of securities were not concluded.

Open joint-stock company "VolgaTelecom" has no information on whether in the course of placement any transactions in which there is an interested party were concluded, for the following reasons:

In the course of placement of bonds, transactions were concluded between the underwriter of the issue, Joint-stock Commercial Bank "Moscow Business World" (open joint-stock company), acting on its own behalf, but for the account and on behalf of Open joint-stock company "VolgaTelecom", on the one hand, and members of Section of stock market of Moscow Interbank Stock Exchange, on the other hand. Members of Section of stock market, in turn, could operate at their own expense or for the account and on behalf of the third party.

The person carrying out centralized storage of the certificate of bonds and the account of the rights to the bonds, Noncommercial partnership "National depositary center", gives the Issuer necessary information on the bearer securities which are taken into account on the accounts of depositors, in case when such information is necessary for realization of the rights of owners of securities, i.e. - in case of issue of bonds - at drawing up the list of owners and-or nominal holders of bonds for purpose of their repayment or payment of profit on them (items 4.10 and 8.1.5. of Regulations about depositary activity in the Russian Federation, authorized by the Order of Federal Commission on Securities of Russia of 16.10.97 № 36).

Registered " 24 " 01. 2003.

RECEIVED

the state registration number ***4-43-00137-A***

2004 MAY 24 A 11: 01 ***Federal Commission on Securities of Russia***

(name of recording body)

OFFICE OF INTERNATIONAL CORPORATE FINANCE

(the authorized person's signature)

(seal of recording body)

RESOLUTION ON THE BOND ISSUE

Open joint-stock company "VolgaTelecom"

Documentary interest rate bearer bonds of series BT-1

In amount of 1000000 bonds with face value of 1000 rubles each

With term of repayment : the start Date of repayment of Bonds of the issue is the 1096-th (One thousand ninety sixth) day from the date of the beginning of placement of Bonds of the issue.

Authorized by the Board of directors of Open joint-stock company "VolgaTelecom"

On December 27, 2002. The minutes № 18 from 27.12.2002.

On the basis of the Resolution of the Board of directors of Open joint-stock company "VolgaTelecom" on placement of bonds

On December 9, 2002. The minutes № 16 from 11.12. 2002.

Location: the Russian Federation, 603000, Nizhniy Novgorod, M.Gorky sq., Post House

Mail address: the Russian Federation, 603000, Nizhniy Novgorod, M.Gorky sq., Post House

Contact phone: (8312) 33-20-47 Fax: (8312) 30-67-68.

General director of OJSC "VolgaTelecom" V.F. Lyulin

________________December 27, 2002.

L.S.

1. kind, category (type), series of securities.

Kind of securities: ***bonds***

Series: ***BT-1***

Type: interest rate

Long title of securities of the issue: ***documentary interest rate bearer bonds of series BT-1***

2. form of bonds.

Documentary bearer

3. Information on the obligatory centralized storage.

The obligatory centralized storage of bonds of issue is stipulated.

depositary carrying out centralized storage:

Long title: ***Noncommercial partnership "National Depositary Center"***

Abbreviated name: ***NP "NDC"***

Location: ***the Russian Federation, 117049, Moscow, Zhitnaya str., 12***

Mail address: ***the Russian Federation, 103009, Moscow, Sredniy Kislovskiy per., 1/13***

INN: ***7706131216***

Phone: ***(095) 956-27-89, 956-27-90***

License number: ***177-03431-000100***

Issue date: ***4.12.2000***

Validity: ***termless license***

Licensing body: ***Federal Commission on Securities of Russia***

Bonds are issued in documentary form with registration of the total volume of issue of the certificate subject to centralized storage in Noncommercial partnership "National Depositary Center" (further - NDC). Delivery of the certificate to owners of Bonds is not provided. The depositary accounting of operations with Bonds is carried out by NDC carrying out centralized storage of the certificate and by depositaries, NDC depositors on whose depot accounts Bonds are taken into account (hereinafter referred to as Depositaries).

Depositaries are obliged to make operations with securities of clients only on behalf of these clients or the persons authorized by them, including trustees of accounts, and in time, established by the depositary contract made by the owner of Bonds with NDC or other depositary - NDC depositor (further - the depositary contract). Depositaries are obliged to carry out records on the custody account of the client only at availability of the documents being according to the current legislation and other normative legal acts and the depositary contract, the basis for fulfillment of such records.

The basis of fulfillment of records on the custody account of the client are:

- The assignment of the client or the person authorized by him, including the trustee of the account, meeting the requirements stipulated by the depositary contract;

- In case of transition of property right to securities not as a result of civil law transactions - the documents confirming transition of property rights to securities according to laws in force and other normative legal acts.

Depositaries are obliged to register the facts of encumbrance of securities of clients with a pledge, and also other rights of the third parties in the procedure stipulated by the depositary contract and the legislation of Russia.

Rights to securities which are stored and (or) rights taken into account in the depositary, are considered ransferred from the moment the depositaries make a corresponding record in the

custody account of the client. However, at absence of a record in the custody account, the interested person does not lose an opportunity to prove the rights to a valuable paper, by referring to other proofs.
With a view of realization by clients of their rights to securities the depositary is obliged:
To take all measures stipulated by federal laws and other normative legal acts, for protection of the rights of the diligent purchaser to securities owned by him and for prevention of securities withdrawal from the diligent purchaser.
To provide on behalf of the client securities transfer to the custody accounts specified by the client both in the specified depositary and in any other depositary according to the depositary contract.
After repayment of Bonds of the issue, the following is made:
- Write-off of Bonds from custody accounts
- withdrawal of Bond certificate from custody deposit and its repayment.

4. Face value of each bond of the issue.
1000 Rub.

5. Amount of bonds of the issue.
1000000

6. Rights of owner of each bond of the issue
The owner of the Bond has the right to receive the face value of the Bond specified in item 57.3 of the Prospectus of the issue of bonds and item 4 of the Resolution on the bond issue at repayment of the Bond in the term provided.
The owner of the Bond has the right to receive the fixed interest percentage from face value of the Bond (the coupon income) following the procedure of definition specified in item 57.11 of the prospectus of the issue of bonds and item 8.3 of the Resolution on the bond issue.
The owner of the Bond has the right to receive the face value of the Bond at liquidation of the Issuer in the sequence established according to article 64 of the Civil Code of the Russian Federation.
The owner of the Bond has the right to sell freely and to alienate the Bond in any other way.
The owner of the Bond has the right to present the Bond of the issue for repayment and to demand immediate compensation of the nominal sum of the debt under Bonds in the cases listed in item 57.11 of the prospectus of the issue of bonds and item 8.6 of the Resolution on the bond issue.
The owner of the Bond has the right to exercise all the other rights stipulated by the legislation of the Russian Federation.
In case of default and-or inadequate execution by the Issuer of the obligations under Bonds of issue, the owner and-or the nominal holder of bonds has the right to address the person who provided the warranty on the bond issue.
The person providing warranty on the specified bond issue is:

Long title: Limited Liability Company "Financial group "Web-invest"
Location: the Russian Federation, 193124, Saint Petersburg, Proletarskoy diktatury sq., 6
Mail address: the Russian Federation, 193124, Saint Petersburg, Proletarskoy diktatury sq., 6
Identification number of the tax payer: 7825435301

All debts of the Issuer under Bonds of the present issue will be legally equal and equally obligatory for execution.

Information on guaranty of execution of obligations under Bonds of the issue and the procedure of actions of owners and-or nominal holders of bonds in case of default of execution of obligations under bonds of the present issue by the Issuer are described in item 8.6. and item 11 of the Resolution on the bond issue and item 57.11 and item 57.14 of the Prospectus of the issue.

7. The procedure of placement of bonds.

7.1. Way of placement.

Open subscription

7.2. Term and procedure of placement of bonds.

Start date of placement, or the procedure of its definition:

The Issuer declares the start date of placement after the state registration of the bond issue. Placement of Bonds begins not earlier, than in 2 (Two) weeks after disclosure of information in the "Supplement to the Bulletin of Federal Commission on Securities" and the newspaper "Vedomosti" about the state registration of the bond issue and assurance for all potential purchasers of an opportunity of access to the information on the specified bond issue which should be disclosed according to the Federal law "About securities market" and statutory acts of Federal Commission on Securities of Russia. The start date of placement of Bonds is defined by the Issuer and brought to the notice of potential purchasers of Bonds not later than 5 (five) working days prior to the start date of placement of Bonds by publication of the information in the newspaper "Vedomosti".

Closing date of placement, or the procedure of its definition:

Closing date of placement is the earlier of the following dates: a) the 10-th working day from the date of the beginning of placement of Bonds; b) date of placement of the last Bond of the issue. In addition, the closing date of placement of Bonds of the issue cannot be later, than after twelve months from the date of the approval of the resolution on the bond issue.

The procedure and conditions of the conclusion of civil-law contracts (the procedure and conditions of submission and satisfaction of applications):

Placement of Bonds is carried out by fulfillment of transactions of sale and purchase according to face value of Bonds (starting from the second day of placement of Bonds, the buyer also pays the accrued coupon income under Bonds at fulfillment of the operation of sale and purchase of bonds). Placement of Bonds is carried out in Section of the share market of the Closed joint-stock company "Moscow interbank currency stock exchange" (further - the Moscow Interbank Stock Exchange).

Long title: Closed joint-stock company "Moscow interbank currency stock exchange"

Short company name: MISE

Location: 125009, Moscow, Bolshoy Kislovskiy per., 13

Mail address: 125009, Moscow, Bolshoy Kislovskiy per., 13

License number: 077-05870-000001

Issue date: 26.02.2002

Validity: termless

Licensing body: Federal Commission on Securities of Russia

The conclusion of transactions of placement of Bonds begins on the first day of the established date of placement of Bonds according to auction results for definition of the interest rate under the first coupon and comes to the end on the last day of placement term of Bonds of the issue.

Auction for definition of the interest rate of the first coupon of Bonds begins and ends on the first day of term of placement of bonds of the issue. The procedure of carrying out the auction for definition of the interest rate of the first coupon of Bonds is presented in item 8.3 of the Resolution on the issue and in item 57.11 of the Prospectus of the issue.

Conditions and the procedure of placement of securities of the issue:

Placement of Bonds is carried out by conclusion of transactions of sale and purchase according to face value of Bonds (from the second day of placement of Bonds, the buyer also pays the accrued coupon income under the Bonds, calculated according to item 7.3. of the Resolution on bond issue and item 57.9. of the prospectus of issue of bonds at fulfilment of operation of sale and purchase of Bonds).

The conclusion of transactions on placement of Bonds begins on the first day of established term of placement of Bonds after summarizing the results of auction for definition of the interest rate under the first coupon and ends on the last day of term of placement of Bonds of the issue.

Placement of Bonds is carried out in Section of share market of CJSC "Moscow interbank currency stock exchange" (further - MISE).

Transactions of placement of Bonds are concluded in Section of share market of MISE by satisfaction of target applications for purchase / sale of the Bonds sent using trading and settlement systems of MISE.

The seller of Bonds is the Underwriter acting on its own behalf, but under assignment and at the expense of the Issuer. The underwriter of the bond issue is:

Long title of the organization: Joint-stock commercial bank "Moscow Business World" (open joint-stock company)

Short company name: MDM-Bank

Location 115035, Moscow, Sadovnicheskaya str., 3

Mail address: 115035, Moscow, Sadovnicheskaya str., 3

The potential buyer of Bonds being the Member of Section of the share market of the MISE, operates independently.

In case if the potential buyer is not a Member of Section of share market of the MISE, he should conclude a corresponding contract with any broker who is a Member of Section of share market of the MISE, and to instruct him on purchase of Bonds.

The potential buyer of Bonds is obliged to open a corresponding custody account in Noncommercial partnership "National Depositary Center" (further in the text NDC), carrying out centralized storage of the certificate of Bonds of the issue, or in another depositary who is a depositor in relation to NDC. The procedure and terms of opening of custody accounts are defined by regulations of corresponding depositaries.

Members of Section of share market of the MISE, acting on their own behalf and at own expense, or on their own behalf, but for the account and on behalf of the potential buyers who are not Members of Section of share market of the MISE, can submit a target application to the Underwriter for purchase of Bonds with the instruction about amount of Bonds to be acquired on any working day during the term of placement of the issue.

The submitted applications for purchase of securities are satisfied by the Underwriter in full in case if the amount of Bonds in the application for purchase of Bonds does not surpass the amount of not placed Bonds of issue. In case if the volume of the application for purchase of Bonds exceeds the amount of outstaying Bonds, the application for purchase of securities is satisfied in the size of the balance of not placed Bonds of the issue. In addition, the satisfaction of applications for purchase of Bonds by the Underwriter occurs in the sequence of their submission. In case of placement of the

total volume of Bonds, the acceptance of subsequent applications for purchase of Bonds is not made.

Reservation of money resources of the buyer on the account of a Member of Section of share market of the MISE on behalf of which the application is submitted, in NKO CJSC "Clearing house of the MISE" (further - the Clearing house of the MISE) is an obligatory condition of purchase of Bonds on the MISE at their placement.

Long title: Non-bank credit organization Closed joint-stock company "Clearing house of the Moscow interbank currency stock exchange"

Abbreviated name: RP MISE

Location: 125009, Moscow, Sredniy Kislovskiy per., 1/13, suite 8

Mail address: 125009, Moscow, Sredniy Kislovskiy per., 1/13, suite 8

In addition, money funds should be reserved in a sum sufficient for full payment of the Bonds specified in applications for purchase of Bonds, in consideration of all necessary commission fees of the MISE. In case of conformity of the conditions of applications to the above mentioned requests, they are accepted by the Underwriter at the MISE on the day of application and are registered at the MISE. The sold Bonds are transferred to NDC to custody accounts of the buyers of Bonds at the NDC or to custody accounts of Depositaries - depositors of the NDC serving the buyers of bonds on the date of fulfillment of operation of sale and purchase.

The organizations participating in placement of securities:

Long title: *Joint-stock commercial bank "Moscow Business World" (open joint-stock company)*

Abbreviated name: *MDM-Bank*

INN: *7706074960*

Location: *the Russian Federation, 115035, Moscow, Sadovnicheskaya str., 3*

Mail address: *the Russian Federation, 115035, Moscow, Sadovnicheskaya str., 3*

License number: *177-02956-100000*

Issue date: *27.11.2000*

Validity: termless license

Licensing body: *Federal Commission on Securities of Russia*

Functions of the intermediary, methods of the placement, essential treaty provisions:

The underwriter operates on the basis of the contract with the Issuer about performance of functions of the underwriter on the MISE (further - underwriting contract). Under provisions of the underwriting contract, the functions of the underwriter include the following:

- To hold a valuation and the analysis of a potential demand for Bonds among possible purchasers of Bonds;

- To start discharge the duties on placement of Bonds after the state registration of the bond issue and not earlier of the start date of placement established by registration documents of the issue;

- to sell Bonds according to underwriting contract provisions and the procedure established by the Resolution on issue and the Prospectus of issue of Bonds on his own behalf and at the expense of the Issuer;

- to open a separate "personal" account for maintainig a separate account of money funds of the Issuer received by the Underwriter in connection with fulfillment of underwriting contract;

- to inform the Issuer about the amount of concluded transactions of sale of Bonds to the first purchasers and the cash received from sale of the Bonds not later than the next working day after reception of corresponding query from the Issuer;

- to notify the Issuer of all circumstances arising in course of execution of the present Contract and influencing the fulfillment of the underwriting contract immediately;

- To transfer the specified funds to the Issuer to his settlement account specified in the underwriting contract, or to other account of the Issuer specified by the Issuer additionally not later than the next working day after the day of transfer of money sums received by the Underwriter from purchasers of Bonds on account of their payment to the accounts of the Underwriter. Money sums are transferred by the Underwriter after subtracting the sums of exchange fees of the MISE paid by the Underwriter on the basis of contracts between the Underwriter and the MISE;

- To submit a written report on execution of the present Contract following the procedure and the terms established by the present Contract to the Client;

- To keep account the money resources of the Issuer received by the Underwriter from placement of Bonds, separately from own money resources and money resources of other clients;

- To carry out other actions necessary for execution of the obligations on placement of Bonds, according to the current legislation of Russia;

- The size of the underwriter compensation makes a sum which should not exceed 1 % (One percent) from the total face value of the Bonds placed by the Underwriter.

7.3. The price (prices) or the procedure of definition of the price of placement of one bond.

The price of placement of Bonds on the first day of placement is established at a rate of 100 (One Hundred) percent from the face value of Bonds. During the next days of placement, the buyer of Bonds pays the price at a rate of 100 (One hundred) percent from the face value of Bonds plus the accrued coupon income under Bonds (ACI) determined according to the following formula:

*ACI = Nom * C1 * (T - T (0)) / 365/100*

Where:

Nom = face value of one Bond

C1 = size of the interest rate of the first coupon in annual percentage

T = date of placement of Bonds

T (0) = start date of placement of Bonds.

ACI is calculated with accuracy up to one copeck (the rounding of the second decimal place is made as follows: in case the third decimal place is more than or is equal to 5, the second decimal place increases by one, in case the third decimal place is less than 5, the second decimal place does not change).

7.4. Conditions and the procedure of payment of bonds.

Cash payment is provided at purchase of securities of the issue.

Conditions and the procedure of granting of an installment plan at payment of securities of the issue:
An opportunity of installment plan is not provided at payment of securities of the issue.

Details of accounts to which money sums should be transferred in payment of securities of the issue:

Owner of the account: *Joint-stock commercial bank "Moscow Business World" (open joint-stock company)*

Account number: *30401810100100000106*

Credit organization:

Long title: *Non-bank credit organization Closed joint-stock company "Clearing house of the Moscow interbank currency stock exchange"*

Abbreviated name: ***RP MISE***

Location: ***the Russian Federation, 125009, Moscow, Sredniy Kislovskiy per., 1/13, suite 8***

Mail address: ***the Russian Federation, 125009, Moscow, Sredniy Kislovskiy per., 1/13, suite 8***

BIC: ***044583505***

A/c: ***30105810100000000505***

Other conditions and the procedure of payment of securities of the issue:

Settlements under Bonds at their placement are made on conditions " delivery against payment ".

An obligatory condition of purchase of Bonds in the MISE at their placement is the reservation of money funds of the buyer on the account of a Member of Section of share market of the MISE on behalf of which the application is sent, in the RP of MISE.

In addition, money resources should be reserved in a sum sufficient for full payment of the Bonds specified in applications for purchase of Bonds, in view of all necessary commission fees of the MISE.

The money transferred to the account of the Underwriter in the RP of MISE, are transferred by him to the Issuer account not later than the next working day after the day of transfer to the account of the Underwriter.

7.5. The share of securities at non-placement of which the issue shall be invalid and void.

The share is not established.

8. Conditions of repayment and payment of incomes under bonds.

8.1. The form of repayment of bonds.

Repayment of Bonds is made in rubles of the Russian Federation in non-cash terms.

8.2. The procedure and conditions of repayment of bonds, including term of repayment.

Repayment of Bonds is made by the settlement agent on behalf of the Issuer (further in the text - the Settlement agent) the functions of which are carried out by:

Long title of the organization: Joint-stock commercial bank "Moscow Business World" (open joint-stock company)

Short company name: MDM-Bank

Location 115035, Moscow, Sadovnicheskaya str., 3

Mail address: 115035, Moscow, Sadovnicheskaya str., 3

The issuer can appoint additional settlement agents and cancel such assignments. The communique of the Issuer about the specified actions is published by the Issuer in time not later than 10 (Ten) working days prior to the date of fulfillment of such assignments or their cancellation in the newspaper "Vedomosti".

If the Bonds repayment date falls on a day off - irrespective , whether it will be a national day off or a day off for settlement operations, the payment of the appropriate sum is made on the first working day following the day off. The owner of the Bond has no right to demand calculation of interest or any other indemnification for such a delay in payment.

Repayment of Bonds is made according to face value.

Repayment of Bonds is made in terms of currency of the Russian Federation in the non-cash terms for the benefit of owners of Bonds.

It is presumed that nominal holders, NDC depositors, are authorized to receive sums of repayment under Bonds. NDC Depositor and-or another person, not authorized by the clients to receive Bond repayment sums not later than on the 3 (Third) working day prior to the established date of repayment of Bonds, submit to NDC the list of Bond owners which should contain all details mentioned below in the List of owners and-or nominal holders of Bonds.

Repayment of Bonds is made for the benefit of owners of the Bonds as by the end of operational day of NDC prior to the sixth day before the Bonds repayment date (further in the text - "Date of drawing up the list of owners and-or nominal holders of Bonds").

Execution of the obligation in relation to the owner included in the list of owners and-or nominal holders of Bonds is recognized appropriate, including in case of alienation of Bonds after the Date of drawing up of the list of owners and-or nominal holders of Bonds.

Not later than on the 2 (Second) working day before the date of repayment of Bonds, the NDC gives the Issuer and-or the Payment agent the list of owners and-or nominal holders of the Bonds made on the Date of drawing up the list of owners and-or nominal holders of the Bonds, including the following data:

a) long title of the person authorized to receive sums of repayment under Bonds.

In a case if Bonds are transferred by the owner to the nominal holder and the nominal holder is authorized to receive sums of repayment for Bonds, the long title of the nominal holder is indicated.

In a case if Bonds are not transferred to the nominal holder and-or the nominal holder is not authorized by the owner to receive sums of repayment for Bonds, the long title of the owner of Bonds (First name, middle initial, last name the owner - for the physical person) is indicated;

b) Amount of the Bonds is taken into account on a custody account of the owner or the interdepositary account of the nominal holder of Bonds authorized to receive sums of repayment for Bonds;

c) Location and mail address of the person authorized to receive sums of repayment for Bonds;

d) Details of the bank account of the person authorized to receive sums of repayment for Bonds, namely:

- account number;

- The name of bank in which the account is open;

- The correspondent account of bank in which the account is open;

- bank identification code of bank in which the account is open;

e) Identification number of tax payer (INN) of the person authorized to receive sums of repayment for Bonds;

f) The tax status of the person authorized to receive sums of repayment for Bonds (TSR, the non-resident with permanent mission in the Russian Federation, the non-resident without permanent mission in the Russian Federation, etc.).

Owners of Bonds, their authorized proxies, including NDC depositors, independently trace the completeness and the actuality of details of the bank account given by them in NDC. In case of a failure of submission or delayed submission of the specified details to NDC, execution of such obligations is made to the person who submitted the request about execution of obligations and is the owner of Bonds for the date of presentation of the request. In addition, execution by the Issuer of obligations under Bonds is made on the basis of NDC data.

Not later than on the 2-nd (Second) working day prior to the date of Bonds repayment, the Issuer transfers the necessary money sums to the account of the Payment agent.

On the basis of the list of owners and-or nominal holders of the Bonds given by NDC, the Payment agent calculates sums of money to be paid to each person, specified in the list of owners and-or nominal holders of Bonds.

On the date of repayment of Bonds, the Payment agent transfers the necessary money sums to accounts of the persons authorized to receive Bond repayment, specified in the list of owners and-or nominal holders of Bonds.

In case if one person is authorized to receive sums of repayment for Bonds from several owners of Bonds, the total sum is transferred to such person without distribution for each owner of Bonds.

The period of repayment of bonds of the issue:

Start Date:

the start Date of repayment of Bonds of the issue is the 1096-th (One thousand ninety sixth) day from the date of the beginning of placement of Bonds of the issue.

Closing date:

Start and termination dates of repayment of Bonds of the issue coincide.

8.3. The procedure of definition of the income paid for each bond.

The coupon (interest) period		**The size of the coupon (interest) income**
Start date	**Closing date**	
1. coupon: the first		
Start date of the coupon period of the first coupon of the issue is the start date of placement of Bonds of the issue.	Closing date of the coupon period of the first coupon of the issue is 91-st (Ninety first) day after the date of the beginning of placement of Bonds of the issue.	The procedure of definition of the interest rate under the first coupon. The interest rate under the first coupon is defined by holding an auction at stock exchange of CJSC "Moscow Interbank Currency Stock exchange" (further - "MISE") among potential buyers of Bonds on the start date of placement of Bonds. Members of Section of share market of the MISE (further - " Members of Section ") submit on the day of the auction target applications for purchase with the T0 code of settlements using trading system of the MISE, according to Rules of tendering in Section of share market of the MISE and other normative documents of the MISE, at their own expense or for the account and on behalf of clients. Time and procedure of submission of applications for the auction of definition of the interest rate under the first coupon is established by the MISE. Applications for purchase of Bonds are submitted by Members of Section to the address of the Underwriter which is: Long title: Joint-stock commercial bank "Moscow Business World" (open joint-stock company), Abbreviated name: MDM-Bank INN: 7706074960 Location: Russia, 115035, Moscow, Sadovnicheskaya str., 3 Mail address: Russia, 115035, Moscow, Sadovnicheskaya str., 3 License number: 177-02956-100000 Issue date: 27.11.2000 Validity: termless license Licensing body: Federal Commission on Securities of Russia The application for purchase should contain the following significant conditions: a.1) the Price of purchase - 100 % from the face value; a.2) Amount of Bonds which the potential buyer would like to acquire, in case if the Issuer appoints the interest rate under the first coupon of Bonds as larger or equal to

		the acceptable interest rate specified in the application; a.3) Size of the interest rate acceptable to the investor under the first coupon. " The size of the acceptable interest rate " is understood as the term for the interest rate under the first coupon at the declaration of which by the Issuer the potential investor would be ready to buy the amount of Bonds specified in the application at the price of 100 % from the face value. The size of the acceptable interest rate should be expressed in terms of annual percentage accurate to one 100-th of percent. The condition of acceptance of an application of the Member of Section for execution is conformance to conditions of sufficiency of the assured coverage stipulated by Conditions of clearing of the MISE. The applications not corresponding to the requests stated above are not admitted to participate in the auction for definition of the interest rate. Upon termination of the period of submission of applications for auction, the MISE makes a registry of submitted applications and handles it over to the Underwriter who in turn informs the Issuer. The executive agency of the Issuer makes a decision on the size of the interest rate under the first coupon, and the Underwriter informs of the resolution of the MISE adopted by the Issuer in written form. The underwriter publishes the advice of the size of interest rate under the first coupon by means of trading system of the MISE by sending electronic messages to all Members of Section. Upon termination of the auction for definition of interest rate under the first coupon on the first day of placement of Bonds, the Underwriter satisfies the received applications on behalf of the Issuer, by exhibiting applications for sale of Bonds at the face value in which the amount of Bonds specified in the corresponding application for purchase is indicated. Applications of Members of Section of share market for purchase of Bonds in the auction are satisfied on conditions of priority of the coupon rate specified in the applications (i.e. applications with lower coupon rate are satisfied first of all). If several applications for purchase of Bonds with an identical coupon rate are registered, the applications submitted earlier are satisfied first of all. In case if the volume of the last of due applications exceeds the amount of Bonds remaining in the application of the Underwriter, the specified application for purchase is satisfied in the size of the balance of Bonds on the account of the Underwriter. In addition, the application of the Member of Section of share market is satisfied provided that the interest rate specified there is not above the one established in the auction for definition of interest rate. Unsatisfied applications of Members of Section of share market are removed. After definition of the interest rate under the first coupon and satisfactions of the applications sent in the course of the auction for definition of interest rate under the first coupon, Members of Section of share market acting on their own behalf and at their own expense, or on their own behalf, but for the account and on behalf of the potential buyers who are not Members of Section of share market, on any working day during the period of

		placement of Bonds, they can submit applications for purchase of Bonds, under the price equal to 100 (Hundred) percent of the face value of Bonds, with the instruction of amount of Bonds planned to be acquired. In addition, from the second day of placement of Bonds, at fulfilment of operation of sale and purchase of Bonds, the buyer pays the accrued coupon income under Bonds calculated according to item 7.4. of Resolution on the bond issue.

2. coupon: the second

Start date of the coupon period of the second coupon is the 91-st (Ninety first) day from the date of the beginning of placement of Bonds of the issue.	Closing date of the coupon period of the second coupon is the 182-nd (Hundred eighty second) day from the date of the beginning of placement of Bonds of the issue.	The interest rate of the coupon income under the second coupon is equal to the interest rate of the coupon income under the first coupon.

3. coupon: the third

Start date of the coupon period of the third coupon is the 182-nd (Hundred eighty second) day from the date of the beginning of placement of Bonds of the issue.	Closing date of the coupon period of the third coupon is the 273-rd (Two hundred seventy third) day from the date of the beginning of placement of Bonds of the issue.	The interest rate of the coupon income under the third coupon makes 16.5 % (Sixteen point five percent) annually.

4. coupon: the fourth

Start date of the coupon period of the fourth coupon is the 273-rd (Two hundred seventy third) day from the date of the beginning of placement of Bonds of the issue.	Closing date of the coupon period of the fourth coupon is the 365-th (Three hundred sixty fifth) day from the date of the beginning of placement of Bonds of the issue.	The interest rate of the coupon income under the fourth coupon makes 16.5 % (Sixteen point five percent) annually.

5. coupon: the fifth

Start date of the coupon period of the fifth coupon is the 365-th (Three hundred sixty fifth) day from the date of the beginning of placement of Bonds of the issue.	Closing date of the coupon period of the fifth coupon is the 457-th (Four hundred fifty seventh) day from the date of the beginning of placement of Bonds of the issue.	The interest rate of the coupon income under the fifth coupon makes 15 % (Fifteen percent) annually.

6. coupon: the sixth

Start date of the coupon period of the sixth coupon is the 457-th (Four hundred fifty seventh) day from the date of the beginning of placement of Bonds of the issue.	Closing date of the coupon period of the sixth coupon is the 548-th (Five hundred forty eighth) day from the date of the beginning of placement of Bonds of the issue.	The interest rate of the coupon income under the fifth coupon makes 15 % (Fifteen percent) annually.

7. coupon: the seventh

Start date of the coupon period of the seventh coupon is the 548-th (Five hundred forty	Closing date of the coupon period of the seventh coupon is the 639-th (Six hundred	The interest rate of the coupon income under the fifth coupon makes 15 % (Fifteen percent) annually.

eighth) day from the date of the beginning of placement of Bonds of the issue.	thirty ninth) day from the date of the beginning of placement of Bonds of the issue.	

8. coupon: the eighth

Start date of the coupon period of the eighth coupon is the 639-th (Six hundred thirty ninth) day from the date of the beginning of placement of Bonds of the issue.	Closing date of the coupon period of the eighth coupon is the 731-st (Seven hundred thirty first) day from the date of the beginning of placement of Bonds of the issue.	The interest rate of the coupon income under the fifth coupon makes 15 % (Fifteen percent) annually.

9. coupon: the ninth

Start date of the coupon period of the ninth coupon is the 731-st (Seven hundred thirty first) day from the date of the beginning of placement of Bonds of the issue.	Closing date of the coupon period of the ninth coupon is the 822-nd (Eight hundred twenty second) day from the date of the beginning of placement of Bonds of the issue.	The interest rate of the coupon income under the fifth coupon makes 15 % (Fifteen percent) annually.

10. coupon: the tenth

Start date of the coupon period of the eleventh coupon is the 822- th (eight hundred twenty second) day from the date of the beginning of placement of Bonds of the issue.	Closing date of the coupon period of the eleventh coupon is the 913-th (nine hundred thirteenth) day from the date of the beginning of placement of Bonds of the issue.	The interest rate of the coupon income under the fifth coupon makes 15 % (Fifteen percent) annually.

11. coupon: the eleventh

Start date of the coupon period of the eleventh coupon is the 913-th (Nine hundred thirteenth) day from the date of the beginning of placement of Bonds of the issue.	Closing date of the coupon period of the eleventh coupon is the 1 004-th (One thousand fourth) day from the date of the beginning of placement of Bonds of the issue.	The interest rate of the coupon income under the eleventh coupon makes 13 % (Thirteen percent) annually.

12. coupon: the twelfth

Start date of the coupon period of the twelfth coupon is the 1 004-th (One thousand fourth) day from the date of the beginning of placement of Bonds of the issue.	Closing date of the coupon period of the twelfth coupon is the 1 096-th (One thousand ninety sixth) day from the date of the beginning of placement of Bonds of the issue.	The interest rate of the coupon income under the eleventh coupon makes 13 % (Thirteen percent) annually.

Calculation of a sum payment on each coupon of the Bond is made according to the following formula:

$$Kj = Cj * Nom * (T(j) - T(j-1)) / 365/100 \%$$

Where

j = serial number of the coupon period, j=1... 12

Kj = sum of coupon payment under each Bond

Nom = face value of one Bond

C j = the size of the interest rate of j-that coupon, in percentage annually

T (j-1) = start date of j-that coupon period

T (j) = closing date of j-that coupon period

The sum of payment under the coupon is defined with an accuracy of one copeck (the rounding of the second decimal place is made as follows: in case the third decimal place is more than or is equal to 5, the second decimal place increases by one, in case the third decimal place is less than 5, the second decimal place does not change).

If the payment date of the coupon income for any of the twelve coupons of the Bonds falls on a day off irrespective, whether it will be a national day off or a day off for settlement operations, payment of the appropriate sum is made on the first working day following the day off. The owner of the Bond has no right to demand calculation of interest or any other indemnification for such a delay in payment.

8.4. The procedure and term of payment of the income under bonds, including the procedure and term of payment of the income under each coupon.

The coupon (interest) period		Term (date) of payment of the coupon (interest) income	Date of drawing up the list of owners of bonds for payment of the coupon (interest) income
Start date	**Closing date**		
1. coupon: the first			
Start date of the coupon period of the first coupon of the issue is the start date of placement of Bonds of the issue.	Closing date of the coupon period of the first coupon of issue is the 91-st (Ninety first) day from the date of the beginning of placement of Bonds of the issue.	Payment date of the coupon income under the first coupon of issue is the 91-st (Ninety first) day from the date of the beginning of placement of Bonds of the issue.	
The procedure of payment of the coupon (interest) income: Payment of the income under Bonds is made in currency of the Russian Federation in the non-cash procedure for the benefit of owners of Bonds. It is presumed that nominal holders, NDC depositors, are authorized to receive sums of the income under Bonds. NDC depositor and-or other person, not authorized by the clients to receive sums of the income under Bonds submit to NDC the list of owners of Bonds containing all details stated below in the List of owners and-or nominal holders of Bonds not later than on the 3 (Third) working day till the payment date of the income under Bonds. Payment of the income under Bonds is made for the benefit of owners of Bonds as by the end of NDC operational day prior to the 6 (Sixth) day till the payment date of the income under Bonds (further - " Date of drawing up the list of owners and-or nominal holders of Bonds for the purposes of the income payment ").			

Execution of the obligation towards the owner included in the list of owners and-or nominal holders of Bonds for the purposes of payment of the income, is recognized effective, including in case of alienation of Bonds after the date of drawing up the specified list.

Not later than on the 2 (Second) working day before the payment date of the coupon income under Bonds, the NDC gives the Issuer and-or the Payment agent the list of owners and-or nominal holders of Bonds made on the Date of drawing up the list of owners and-or nominal holders of Bonds for the purposes of payment of income, including the following data:

a) long title of the person, authorized to receive sums of income under Bonds.

In a case if bonds are transferred by the owner to the nominal holder and the nominal holder is authorized to receive sums of income under Bonds, the long title of the nominal holder is indicated.

In case if Bonds have not been transferred to the nominal holder and-or the nominal holder is not authorized by the owner to receive sums of income under Bonds, the long title of the owner of Bonds (First name, middle initial, last name of the owner - for the physical person) is indicated;

b) Amount of Bonds which are taken into account on a custody account of the owner or the interdepositary account of the nominal holder of Bonds authorized to receive sums of income under Bonds;

c) Location and mail address of the person authorized to receive sums of income under Bonds;

d) Details of the bank account of the person, authorized to receive sums of income under Bonds, namely:

- account number;
- The name of bank in which the account is open;
- The correspondent account of the bank in which the account is open;
- the bank identification code of bank in which the account is open;

e) Identification number the tax payer (INN) of the person, authorized to receive sums of income under Bonds;

f) The tax status of the person authorized to receive sums of income under Bonds (Resident, the non-resident with permanent mission in the Russian Federation, the non-resident without permanent mission in the Russian Federation, etc.)

Owners of Bonds, their authorized proxies including NDC depositors, independently trace completeness and actual details of the bank account given by him to theNDC. In case of a failure to submit or delayed submission of the specified details to the NDC, fulfillment of obligations is made to the person who submitted the request about fulfillment of obligations and owner of Bonds as of date of presentation of the request. In addition, fulfillment of obligations under Bonds is made by the Issuer on the basis of NDC data.

Not later than on 2 (Second) the working day up to a payment date of the coupon income under Bonds the Issuer transfers necessary money resources on the account of the Payment agent.

On the basis of the list of owners and-or nominal holders of the Bonds, givenby the NDC, the Payment agent calculates sums of the money subject to payment to the persons, included in the list of owners and-or nominal holders of Bonds.

on the coupon income payment date under Bonds, the Payment agent transfers necessary money sums to accounts of the persons authorized to receive sums of income under Bonds, included in the list of owners and-or nominal holders of Bonds.

In case if one person is authorized to receive sums of coupon income under Bonds from several owners of Bonds, the total sum is transferred to this person without distribution to each owner of Bonds.

2. coupon: the second

Start date of the coupon period of the second coupon is the 91-st (Ninety first) day from the date of the beginning of placement of Bonds of the issue.	Closing date of the coupon period of the second coupon is the 182-nd (Hundred eighty second) day from the date of the beginning of placement of Bonds of the issue.	Payment date of the coupon income under the second coupon is the 182-nd (Hundred eighty second) day from the date of the beginning of placement of Bonds of the issue.	

The procedure of payment of the coupon (interest) income:
The procedure of payment of the income under the second coupon is similar to the procedure of payment of the income under the first coupon.

3. coupon: the third

Start date of the coupon period of the third coupon is the 182-nd (Hundred	Closing date of the coupon period of the third coupon is the 273-	Payment date of the coupon income under the third coupon is the 273-rd	

eighty second) day from the date of the beginning of placement of Bonds of the issue.	rd (Two hundred seventy third) day from the date of the beginning of placement of Bonds of the issue.	(Two hundred seventy third) day from the date of the beginning of placement of Bonds of the issue.	

The procedure of payment of the coupon (interest) income:
The procedure of payment of the income under the third coupon is similar to the procedure of payment of the income under the first coupon.

4. coupon: the fourth

Start date of the coupon period of the fourth coupon is the 273-rd (Two hundred seventy third) day from the date of the beginning of placement of Bonds of the issue.	Closing date of the coupon period of the fourth coupon is the 365-th (Three hundred sixty fifth) day from the date of the beginning of placement of Bonds of the issue.	Payment date of the coupon income under the fourth coupon is the 365-th (Three hundred sixty fifth) day from the date of the beginning of placement of Bonds of the issue.	

The procedure of payment of the coupon (interest) income:
The procedure of payment of the income under the fourth coupon is similar to the procedure of payment of the income under the first coupon.

5. coupon: the fifth

Start date of the coupon period of the fifth coupon is the 365-th (Three hundred sixty fifth) day from the date of the beginning of placement of Bonds of the issue.	Closing date of the coupon period of the fifth coupon is the 457-th (Four hundred fifty seventh) day from the date of the beginning of placement of Bonds of the issue.	Payment date of the coupon income under the fifth coupon is the 457-th (Four hundred fifty seventh) day from the date of the beginning of placement of Bonds of the issue.	

The procedure of payment of the coupon (interest) income:
The procedure of payment of the income under the fifth coupon is similar to the procedure of payment of the income under the first coupon.

6. coupon: the sixth

Start date of the coupon period of the sixth coupon is the 457-th (Four hundred fifty seventh) day from the date of the beginning of placement of Bonds of the issue.	Closing date of the coupon period of the sixth coupon is the 548-th (Five hundred forty eighth) day from the date of the beginning of placement of Bonds of the issue.	Payment date of the coupon income under the sixth coupon is the 548-th (Five hundred forty eighth) day from the date of the beginning of placement of Bonds of the issue.	

The procedure of payment of the coupon (interest) income:
The procedure of payment of the income under the sixth coupon is similar to the procedure of payment of the income under the first coupon.

7. coupon: the seventh

Start date of the coupon period of the seventh coupon is the 548-th (Five hundred forty eighth) day from the date of the beginning of placement of Bonds of the issue.	Closing date of the coupon period of the seventh coupon is the 639-th (Six hundred thirty ninth) day from the date of the beginning of placement of Bonds of the issue.	Payment date of the coupon income under the seventh coupon is the 639-th (Six hundred thirty ninth) day from the date of the beginning of placement of Bonds of the issue.	

The procedure of payment of the coupon (interest) income:
The procedure of payment of the income under the seventh coupon is similar to the procedure of payment of the income under the first coupon.

8. coupon: the eighth

Start date of the coupon	Closing date of the	Payment date of the	

period of the eighth coupon is the 639-th (Six hundred thirty ninth) day from the date of the beginning of placement of Bonds of the issue.	coupon period of the eighth coupon is the 731-st (Seven hundred thirty first) day from the date of the beginning of placement of Bonds of the issue.	coupon income under the eighth coupon is the 731-st (Seven hundred thirty first) day from the date of the beginning of placement of Bonds of the issue.	

The procedure of payment of the coupon (interest) income:
The procedure of payment of the income under the eighth coupon is similar to the procedure of payment of the income under the first coupon.

9. coupon: the ninth

Start date of the coupon period of the ninth coupon is the 731-st (Seven hundred thirty first) day from the date of the beginning of placement of Bonds of the issue.	Closing date of the coupon period of the ninth coupon is the 822-nd (Eight hundred twenty second) day from the date of the beginning of placement of Bonds of the issue.	Payment date of the coupon income under the ninth coupon is the 822-nd (Eight hundred twenty second) day from the date of the beginning of placement of Bonds of the issue.	

The procedure of payment of the coupon (interest) income:
The procedure of payment of the income under the ninth coupon is similar to the procedure of payment of the income under the first coupon.

10. coupon: the tenth

Start date of the coupon period of the tenth coupon is the 822-nd (Eight hundred twenty second) day from the date of the beginning of placement of Bonds of the issue.	Closing date of the coupon period of the tenth coupon is the 913-th (Nine hundred thirteenth) day from the date of the beginning of placement of Bonds of the issue.	Payment date of the coupon income under the tenth coupon is the 913-th (Nine hundred thirteenth) day from the date of the beginning of placement of Bonds of the issue.	

The procedure of payment of the coupon (interest) income:
The procedure of payment of the income under the tenth coupon is similar to the procedure of payment of the income under the first coupon.

11. coupon: the eleventh

Start date of the coupon period of the eleventh coupon is the 913-th (Nine hundred thirteenth) day from the date of the beginning of placement of Bonds of the issue.	Closing date of the coupon period of the eleventh coupon is the 1 004-th (One thousand fourth) day from the date of the beginning of placement of Bonds of the issue.	Payment date of the coupon income under the eleventh coupon is the 1 004-th (One thousand fourth) day from the date of the beginning of placement of Bonds of the issue.	

The procedure of payment of the coupon (interest) income:
The procedure of payment of the income under the eleventh coupon is similar to the procedure of payment of the income under the first coupon.

12. coupon: the twelfth

Start date of the coupon period of the twelfth coupon is the 1 004-th (One thousand fourth) day from the date of the beginning of placement of Bonds of the issue.	Closing date of the coupon period of the twelfth coupon is the 1 096-th (One thousand ninety sixth) day from the date of the beginning of placement of Bonds of the issue.	Payment date of the coupon income under the twelfth coupon is 1 096-th (One thousand ninety sixth) day from the date of the beginning of placement of Bonds of issue.	

The procedure of payment of the coupon (interest) income:
The procedure of payment of income under the twelfth coupon is similar to the procedure of payment of the income under the first coupon.
For the purposes of payment of income under the twelfth coupon, the list of owners and-or nominal holders of

the Bonds, made for the purposes of repayment of Bonds is used.
The income under the twelfth coupon is paid simultaneously with repayment of Bonds.

Payment of the coupon (interest) income is carried out by the issuer through the payment agent.

Long title: *Joint-stock commercial bank " Moscow Business World " (open joint-stock company)*

Abbreviated name: *MDM-Bank*

Location: *the Russian Federation, 115035, Moscow, Sadovnicheskaya str., 3*

Mail address: *the Russian Federation, 115035, Moscow, Sadovnicheskaya str., 3*

Duties and functions of the payment agent:

The payment agent undertakes:

- On its own behalf, but for the account and on behalf of the Issuer to carry out payment of money resources to the persons authorized to receive sums from repayment and the coupon income under Bonds - to owners of Bonds and-or nominal holders of Bonds - in size, in terms and in the procedure, established by the Resolution on the issue and the Prospectus of the issue of Bonds. Any payments of money resources under Bonds are carried out by the Payment agent only under condition of transfer of money resources in size, sufficient for realization of such payments by the Issuer to the personal account of the Issuer open at the Payment agent.

- To calculate sums of the money to be paid to each person authorized to receive the sums of repayment and the coupon income under Bonds in the procedure established by the Resolution on the issue and the Prospectus of the issue of Bonds

- To give the Issuer written reports on the Payments made for Bonds in the procedure and in the terms established by the Contract made between the Issuer and the Payment agent.

- To give the owners and nominal holders of Bonds information on the size, terms and conditions of payment of the coupon income from Bonds, and also about terms and conditions of repayment of Bonds.

- On demand of the Issuer, to give information received by the Payment agent from the Depositary in connection with discharge of duties of the Payment agent concerning the Bonds issue.

- To observe confidentiality of information received by the Payment agent in connection with execution of the duties if this information is not public or is not subject to disclosure according to statutory acts of the Russian Federation.

8.5. Possibility and conditions of preschedule repayment of bonds.

The possibility of preschedule repayment is not provided.

8.6. Description of actions of owners of bonds in case of default the issuer to execute obligations under bonds, and also the procedure of disclosure of information concerning default or inadequate execution of obligations on repayment and payment of incomes under bonds.

According to item 810 and 811 of the Civil code of Russia, the Issuer is obliged to return to owners at the moment of repayment of Bonds their face value and to pay the coupon income from Bonds in time and in the procedure provided by conditions of the resolution on a bond issue and the prospectus of the issue of Bonds.

Each owner of Bonds has the right to declare the Bonds of the present issue as due to repayment and to demand an immediate compensation of the nominal sum of debt under Bonds in the following cases:

- The adoption of a decision on liquidation of the Issuer by an agency of the Issuer authorized to make such resolutions or

- The issuer does not pay the face value of Bonds of the present issue or the sum of income due on them, or

- The issuer declares his inability to carry out his financial obligations concerning bonds of the present issue or bonds of the Issuer of other issues, or

- Default, partial default or inadequate performance by the Issuer of the obligations under transactions with bonds of the present issue according to public irrevocable offers of the Issuer, the conditions of which and the procedure of execution is established by item 57.13 of the Prospectus of the Issue of Bonds and item 9 of the Resolution on the bond issue and is published in mass media.

In case of default of the Issuer to execute his obligations under Bonds, the owners of Bonds can appeal a court (arbitration court) with the claim against the Issuer with the request to extinguish the Bond and to pay the income stipulated by it and also to pay the interest for delayed repayment of the Bond according to articles 395 and 811 of the Civil code of Russia.

In case of default of the Issuer to execute the obligations under bonds, the owners and-or nominal holders of Bonds have the right to address to the person assuring coverage of the bond issue ("Guarantor") in the procedure and on conditions established by the Contract of coverage provision # 504-02 between the Guarantor and the Issuer of December 27, 2002 (further - the Contract of the guarantee), the Resolution on the issue and the Prospectus of issue of bonds.

The person assuring coverage of the bond issue is Limited Liability Company " Financial group " Web-invest ".

Location: the Russian Federation, 193124, Saint Petersburg, Proletarskoy Dictatury sq., 6.

Mail address: the Russian Federation, 193124, Saint Petersburg, Proletarskoy Dictatury sq., 6.

Identification number of the tax payer: 7825435301.

For reception of sums of repayment of Bonds and/or to payment of income from Bonds, the owners should present the Guarantor the documents stipulated by the above mentioned Contract of the guarantee.

The owner of Bonds should present the Guarantor the proof of a preliminary submission of the written request of repayment of Bonds to the Issuer before presentation of the request to the Guarantor.

In case of default of the Guarantor of the obligations according to the above mentioned Contract of the guarantee, and also in case of default of the Issuer of obligations to pay income and repayment of Bonds, the owners have the right to appeal to court (arbitration court) with claims against the Issuer or the Guarantor about payment of the face value and / or the income from bonds and the compensation of damage.

Also the procedure of action of owners and-or nominal holders of bonds in case of default of the Issuer to execut the obligations under bonds of the present issue is described in item 57.14. of the prospectus of the bond issue.

In case of default or inadequate execution by the Issuer of obligations on repayment and payment of income from the Bonds, the Issuer publishes in "Supplement to the Bulletin of Federal Commission on Securities" and in "Vedomosti" newspaper the information on default or inadequate execution of the obligations to owners of Bonds which includes:

- Volume of not fulfilled obligations;

- The reason of default on obligations;

- List of possible actions of owners of Bonds on satisfaction of the requests.

9. Information on purchase of bonds.

Possibility, procedure and conditions of purchase of bonds of the issue by the Issuer:

Purchase of Bonds by the Issuer is possible after the state registration of the Report on results of a bond issue.

The issuer has the right to acquire Bonds of the present issue by conclusion of transactions of sale and purchase of bonds with owners of Bonds according to the legislation of Russia, including on the basis of the public irrevocable offers of the Issuer published in mass media.

In case of purchase by the Issuer of Bonds of the issue, they are transferred to an issue custody account of the Issuer in NDC.

The resolution on purchase of Bonds is adopted by the authorized body of the Issuer in view of regulations of the Prospectus of issue of Bonds and the Resolution on a bond issue. Adoption of several resolutions on purchase of bonds is possible.

Not later than 7 (Seven) days after the date of adoption by the Issuer of the resolution on purchase of Bonds on the basis of public irrevocable offers, but not later than 30 (Thirty) days before the start date of purchase of Bonds in the newspaper "Vedomosti", the notice of the corresponding resolution (further - the purchase notice) is published which should contain:

- Date of adoption of the decision on purchase (repayment) of Bonds of the issue;

The coupon (interest) income is carried out by the issuer through the payment agent.

Long title: *Joint-stock commercial bank "Moscow Business World" (open joint-stock company)*

Abbreviated name: *MDM-Bank*

Location: *the Russian Federation, 115035, Moscow, Sadovnicheskaya str., д.3*

Mail address: *the Russian Federation, 115035, Moscow, Sadovnicheskaya str., д.3*

Duties and functions of the payment agent:

The payment agent undertakes:

- On its own behalf, but for the account and on behalf of the Issuer to carry out payment of money resources to the persons authorized to reception of sums from repayment and the coupon income under Bonds - to owners of Bonds and-or nominal holders of Bonds - in size, in terms and in the procedure, established by the Resolution on issue and the Prospectus of issue of Bonds of the issue. Any payments of money resources under Bonds are carried out by the Payment agent only under condition of transfer by the Issuer to the personal account of the Issuer open at the Payment agent, money resources in size, sufficient for realization of such payments.

- To calculate sums of the money subject to payment to each persons, the sums of repayment authorized to reception and the coupon income under Bonds in the procedure established by the Resolution on the issue and the Prospectus of the issue of Bonds of the issue

- To give the Issuer written reports on performed Payments under Bonds in the procedure and in the terms established by the Contract, made between the Issuer and the Payment agent.

- To give owners and nominal holders of Bonds the information on the size, terms and conditions of payment of the coupon income under Bonds, and also about terms and conditions of repayment of Bonds.

- On demand of the Issuer, to give the information received by the Payment agent from the Depositary in connection with discharge of duties of the Payment agent under Bonds .

- To observe confidentiality of the information received by the Payment agent in connection with execution of the duties if this information is not shared or is not subject to disclosing according to statutory acts of the Russian Federation.

8.5. Possibility and conditions of preschedule repayment of bonds.

The possibility of preschedule repayment is not provided.

8.6. The description of actions of owners of bonds in case of default of the issuer to execute his obligations under bonds, and also the procedure of disclosure of information on default or inadequate execution of obligations on repayment and payment of incomes under bonds.

According to item 810 and 811 of the Civil code of Russia, the Issuer is obliged to return to owners at repayment of Bonds their face value and to pay the coupon income under Bonds in time and in the procedure, the resolutions stipulated by conditions on a bond issue and the prospectus of issue of Bonds.

Each owner of Bonds has the right to declare the Bonds of the present issue as due to repayment and to demand an immediate compensation of the nominal sum of debt under Bonds in the following cases:

- The adoption of a decision on liquidation of the Issuer by a body of the Issuer, authorized to make such resolution, or

- The issuer does not pay face value of Bonds of the present issue or a sum of incomes due on them, or

- The issuer declares the inability to carry out financial obligations concerning bonds of the present issue or bonds of the Issuer of other issues, or

- Default, partial default or inadequate performance by the Issuer of the obligations under transactions with bonds of the present issue according to public irrevocable offers of the Issuer of a condition and which procedure of execution, is established in item 57.13 of the Prospectus of Issue of Bonds and item 9 of the Resolution on a bond issue and is published in mass media.

in case of default of the Issuer to execute obligations under Bonds owners of Bonds can address a court (arbitration court) with the claim to the Issuer with the request to extinguish the Bond and to pay the income stipulated by it, and also to pay interest for delayed repayment of the Bond according to articles 395 and 811 of the Civil code of Russia.

In case of default of the Issuer to execute obligations under bonds, the owners and-or nominal holders of Bonds have the right to address to the person giving security to the bond issue ("Guarantor") in the procedure and on conditions, established by the Contract about granting security № 504-02 between the Guarantor and the Issuer of December 27, 2002 (further - the Contract of the guarantee), the Resolution on issue and the Prospectus of issue of bonds.

the person giving security to the bond issue is the Limited Liability Company "Financial group" Web-invest".

Location: the Russian Federation, 193124, Saint Petersburg, Proletarskoy diktatury sq., 6.

Mail address: the Russian Federation, 193124, Saint Petersburg, Proletarskoy diktatury sq., 6.

Identification number of the tax payer: 7825435301.

For reception of sums of repayment of Bonds and/or to payment of incomes under Bonds owners should present the Guarantor the documents stipulated by the mentioned above Contract of the guarantee.

The owner of Bonds before presentation of the request to the Guarantor should present the Guarantor the proof of preliminary presentation of the written request about repayment of Bonds to the Issuer.

At default of the Guarantor to comply with the obligations according to the mentioned above Contract of the guarantee, and also in case of default of the Issuer to comply with the obligations on payment of incomes and repayment of Bonds, the owners have the right to address a court (arbitration court) with claims to the Issuer or the Guarantor about payment of face value and / or the income under bonds and a compensation of damage.

Also the procedure of action of owners and-or nominal holders of bonds in case of default of the Issuer to execute the obligations under bonds of the present issue is described in item 57.14. of The prospectus of issue of bonds.

In case of default or inadequate execution by the Issuer of obligations on repayment and payment of incomes under Bonds the Issuer publishes in " the Supplement to the Bulletin of Federal Commission on Securities " and the newspaper of "Vedomosti" the information on default or inadequate execution of the obligations to owners of Bonds which includes:

- Volume of not executed obligations;

- The reason of a default on obligations;

- possible actions of owners of Bonds on satisfaction of the requests.

9. Information on purchase of bonds.

Possibility, procedure and conditions of purchase of bonds of the issue by the Issuer:

Purchase of Bonds by the Issuer is possible after the state registration of the Report on results of a bond issue.

The issuer has the right to acquire Bonds of the present issue by conclusion of transactions of sale and purchase of bonds with owners of Bonds according to the legislation of Russia, including on the basis of the public irrevocable offers of the Issuer published in mass media.

In case of purchase by the Issuer of Bonds of the issue, they are transferred to an issue custody account of the Issuer in NDC.

The resolution on purchase of Bonds is adopted by the authorized body of the Issuer in view of regulations of the Prospectus of issue of Bonds and the Resolution on a bond issue. Adoption of several resolutions on purchase of bonds is possible.

Not later than 7 (Seven) days after the date of adoption by the Issuer of the resolution on purchase of Bonds on the basis of public irrevocable offers, but not later than 30 (Thirty) days before the start date of purchase of Bonds in the newspaper "Vedomosti", the notice of the corresponding resolution (further - the purchase notice) is published which should contain:

- Date of an adoption of a decision on purchase (repayment) of Bonds of the issue;

- series number and the form of bonds, the state regitration number and date of the state registration of a bond issue;

- Amount of acquired bonds;

- Term during which the Holder of the Bond can submit to the Agent of the Issuer the notice in writing of intention to sell to the Issuer a certain amount of Bonds on conditions established in the resolution of the Issuer on purchase of Bonds and stated in the published notice of purchase of Bonds.

- the start date of purchase by the Issuer of Bonds of the issue;

- the closing date of purchase of Bonds of the issue;

- The price of purchase of Bonds of the issue or the procedure of its definition;

- The procedure of purchase of Bonds of the issue;

- The form and term of payment;

- The name of the Agent authorized by the Issuer for purchase (repayment) of Bonds, his location, information on details of his license of the professional participant of a securities market.

According to terms, conditions and the procedure of purchase of the Bonds, published in the newspaper "Vedomosti", the Issuer acquires Bonds from owners of Bonds.

The owner of Bonds being the Member of Section of the share market of the MISE and wishing to sell the Bond to the Issuer, operates independently. In a case if the Owner of Bonds is not the Member of Section of the share market of the MISE, he can conclude the corresponding contract with any Member of Section of the share market of the MISE, and to instruct him on sale of Bonds to the Issuer.

The procedure of purchase by the Issuer of Bonds:

For the purposes of the specified section of the resolution on a bond issue, the Holder of Bonds is understood as the person who is a member of Section of the share market of the MISE and satisfies to one of two requests stated below:

- Is the owner of Bonds and wishes to sell Bonds to the Issuer;

- is authorized by owners of Bonds - the clients to sell Bonds to the Issuer at their expense and under their assignment.

The holder of the Bond should submit a written notice (further - the Notice) of his intention to sell the Issuer a certain amount of Bonds on conditions stated in the published notice of purchase of Bonds to the Agent of the Issuer in time specified in the published notice of purchase of Bonds. The specified notice should be signed by the authorized person of the Holder of Bonds and contain the information on the long title of the Holder, the series number and the amount of Bonds offered for sale, the address of the Holder for the correspondence, the contact phone and fax number.

The notice is considered received by the Agent from the date of delivery to the addressee under condition of conformity of the Notice to all requests established by the Notice of purchase of Bonds. The issuer does not bear obligations on purchase of Bonds against:

- the persons who have not presented their Notices in the specified term;

- the persons who have presented the Notice not corresponding to the established requests.

on the date of purchase of the Bonds by the Issuer specified in the Notice, the Holder who earlier gave the Notice to the Agent, submits the target application (further the Application) for sale of a certain amount of Bonds to trading system of Section of the share market of CJSC "Moscow interbank currency stock exchange" according to Rules of tendering for securities in the MISE and other normative documents regulating functioning of Section (further - Rules of Section), addressed to the Agent of the Issuer, with the instruction on the price of the Bond determined in the Notice of purchase of Bonds and a code of settlements T0.

The application should be in the trading system from 13 hours 00 minutes till 15 hours 00 minutes Moscow time on the date of purchase by the Issuer of the Bonds specified in the Notice of purchase of Bonds. The amount of Bonds in the Application should coincide with the amount of Bonds specified in the Notice. The amount of Bonds on the custody account of the Holder in Noncommercial partnership "National depositary center", as of date of purchase of Bonds by the Issuer, cannot be less than the amount of Bonds specified in the Notice. Application with performance of all conditions published in the Notice of purchase of Bonds concerning the amount specified in the Application of Bonds belonging to the Holder entails the conclusion between the Issuer and the Holder of the transaction of sale and purchase specified by the Holder in the Notice and the Application of amount of Bonds on the conditions published in the Notice of purchase of Bonds. Execution of the transaction occurs in the MISE. The extract from the minutes of the tenders, made under the form stipulated by Rules of tendering under securities on the MISE is acknowledged as the sufficient certificate of exhibiting by the Holder of the Application for sale of Bonds.

The issuer undertakes in time not later than 15 hours 00 minutes on the date of purchase of the Bonds, specified in the Notice of purchase of Bonds, to conclude in the MISE through his Agent the transaction with all Holders of the Bonds who have executed necessary actions according to conditions, published in the Notice of purchase of Bonds, by submission of counter target applications to the Applications sent according to conditions, published in the Notice of purchase of Bonds, and being in trading system by the moment of the conclusion of the transaction.

Term of purchase of bonds or the procedure of its definition:

Term of purchase of bonds should be determined in the resolution on the purchase of the Bonds adopted by an authorized body of the Issuer.

The specified resolution of the authorized body of the Issuer, published in the newspaper of "Vedomosti", should contain the instruction for the following terms:

- Term during which the Holder of the Bond can submit to the Agent of the Issuer the notice in writing of intention to sell to the Issuer a certain amount of Bonds on conditions established in the resolution of the Issuer on purchase of Bonds and stated in the published notice of purchase of Bonds.

- the start date of purchase by the Issuer of Bonds of the issue;

- the closing date of purchase of Bonds of the issue;

And also the following information:

- Date of an adoption of the decision on purchase (repayment) of Bonds of the issue;

- series number and the form of bonds, the state regitration number and date of the state registration of the bond issue;

- Amount of acquired bonds;

- Term during which the Holder of the Bond can submit to the Agent of the Issuer the notice in writing of intention to sell to the Issuer a certain amount of Bonds on conditions established in the resolution of the Issuer on purchase of Bonds and stated in the published notice of purchase of Bonds.

- the start date of purchase of Bonds of the issue by the Issuer;

- the closing date of purchase of Bonds of the issue;

- The price of purchase of Bonds of the issue or the procedure of its definition;

- The procedure of purchase of Bonds of the issue;

- The form and term of payment;

- The name of the Agent authorized by the Issuer to purchase (repayment) of Bonds, his location, information on details of his license of a professional participant of securities market.

According to terms, conditions and the procedure of purchase of the Bonds, published in the newspaper "Vedomosti", the Issuer acquires Bonds from owners of Bonds.

The owner of Bonds, who is a Member of Section of share market of the MISE and wishes to sell the Bond to the Issuer, operates independently. In case if the Owner of Bonds is not a Member of Section of share market of the MISE, he can conclude the corresponding contract with any Member of Section of share market of the MISE, and to instruct him on sale of Bonds to the Issuer.

The procedure of purchase by the Issuer of Bonds:

For the purposes of the present section of the resolution on a bond issue, the Holder of Bonds is considered to be a person who is a member of Section of share market of the MISE and satisfies one of the two requests stated below:

- Is the owner of Bonds and wishes to sell Bonds to the Issuer;

- is authorized by owners of Bonds, his clients to sell Bonds to the Issuer at their expense and under their assignment.

The holder of the Bond should submit a written notice (further - the Notice) of his intention to sell the Issuer a certain amount of Bonds on conditions stated in the published notice of purchase of Bonds to the Agent of the Issuer in time specified in the published notice of purchase of Bonds. The specified notice should be signed by the authorized person of the Holder of Bonds and contain the information on the long title of the Holder, the series number and the amount of Bonds offered for sale, the address of the Holder for the correspondence, the contact phone and fax number.

The notice is considered received by the Agent from the date of delivery to the addressee under condition of conformity of the Notice to all requests established by the Notice of purchase of Bonds. The issuer does not bear obligations on purchase of Bonds against:

- To the persons who did not submit the Notices within the specified term;

- To the persons who submitted the Notice not satisfying the established requirements.

on the date of purchase of the Bonds by the Issuer specified in the notice, the Holder, who earlier gave the Notice to the Agent, submits the target application (further the Application) for sale of a certain amount of Bonds to the trading system of Section of share market of CJSC "Moscow interbank currency stock exchange" according to Rules of tendering securities in the MISE and other normative documents regulating functioning of Section (further - Rules of Section), addressed to the Agent of the Issuer, with the instruction of the price of the Bond determined in the Notice of purchase of Bonds and the settlement code T0.

The application should be in the trading system from 13 hours 00 minutes till 15 hours 00 minutes Moscow time on the date of purchase by the Issuer of the Bonds specified in the Notice of purchase of Bonds. The amount of Bonds in the Application should coincide with the amount of Bonds specified in the Notice. The amount of Bonds on the custody account of the Holder in Noncommercial partnership "National depositary center", as of date of purchase of Bonds by the Issuer, cannot be less than the amount of Bonds specified in the Notice. Application satisfying to of all conditions published in the Notice of purchase of Bonds concerning the amount specified in the Application of Bonds belonging to the Holder entails the conclusion of the transaction of sale and purchase of amount of Bonds on the conditions published in the Notice of purchase of Bonds between the Issuer and the Holder specified by the Holder in the Notice and the Application. Execution of the transaction occurs in the MISE. The extract from the minutes of the tenders, made under the form stipulated by Rules of tendering of securities in the MISE is recognized as a sufficient certificate of exhibiting of Bonds for sale by the Holder of the Application.

The issuer undertakes obligations, within the time not later than 15 hours 00 minutes on the date of purchase of the Bonds specified in the Notice of purchase of Bonds, to conclude the transaction in the MISE through his Agent with all Holders of Bonds who executed the necessary actions according to conditions published in the Notice of purchase of Bonds, by submission of counter target applications to the Applications sent according to conditions published in the notice of

purchase of Bonds, which is in the trading system by the moment of the conclusion of the transaction.

Term of purchase of bonds or the procedure of its definition:

Term of purchase of bonds should be determined in the resolution on the purchase of Bonds adopted by an authorized body of the Issuer.

The specified resolution of the authorized body of the Issuer, published in the newspaper "Vedomosti", should contain the instruction for the following terms:

- Term during which the Holder of the Bond can submit to the Agent of the Issuer the notice in writing of intention to sell to the Issuer a certain amount of Bonds on conditions established in the resolution of the Issuer on purchase of Bonds and stated in the published notice of purchase of Bonds.

- start date of purchase of Bonds of the issue by the Issuer;

- closing date of purchase of Bonds of the issue;

And also the following information:

- Date of adoption of the decision on purchase (repayment) of Bonds of the issue;

- the series number and the form of bonds, the state regitration number and date of the state registration of the bond issue;

- Amount of acquired bonds;

- The price of purchase of Bonds of the issue or the procedure of its definition;

- The procedure of purchase of Bonds of the issue;

- The form and term of payment;

- The name of the Agent authorized by the Issuer for purchase (repayment) of Bonds, his location, information on details of his license of a professional participant of securities market.

The procedure of disclosure of the information on purchase of bonds by the issuer:

Not later than 7 (Seven) days from the date of adoption by the Issuer of the resolution on purchase of Bonds on the basis of public irrevocable offers, but not later than 30 (Thirty) days prior to the start date of purchase of Bonds in the newspaper "Vedomosti", the notice of the corresponding resolution is published, including the following information:

- Date of adoption of the decision on purchase (repayment) of Bonds of the issue;

- the series number and the form of bonds, the state regitration number and date of the state registration of the bond issue;

- Amount of acquired bonds;

- Term during which the Holder of the Bond can submit to the Agent of the Issuer the notice in writing of intention to sell to the Issuer a certain amount of Bonds on conditions established in the resolution of the Issuer on purchase of Bonds and stated in the published notice of purchase of Bonds.

- the start date of purchase of Bonds of the issue by the Issuer;

- the closing date of purchase of Bonds of the issue;

- The price of purchase of Bonds of the issue or the procedure of its definition;

- The procedure of purchase of Bonds of the issue;

- The form and term of payment;

- The name of the Agent authorized by the Issuer for purchase (repayment) of Bonds, his location, information on details of his license of a professional participant of securities market.

Not later than 10 (Ten) working days after the termination of the established date of purchase of Bonds by the Issuer, the Issuer publishes in the "Supplement to the Bulletin of Federal Commission on Securities of Russia" the following information:

- The name of the Issuer,

- the start date and the closing date of purchase of Bonds,

- the series number and the form of Bonds, the state regitration number and date of the state registration of the bond issue;

- Amount of acquired Bonds.

In the subsequent time, the bonds acquired by the Issuer can be issued again for circulation in a secondary market (under condition of observance by the Issuer of requests of the legislation of the Russian Federation).

10. The procedure of disclosure of the information on a bond issue by the issuer.

The issuer makes disclosure of information on issue according to requirements of article 92 of the Federal law "About joint-stock companies" the №208-FL from 26.12.95, the Federal law "About a securities market" the №39-FL from 22.04.96, the Orders of Federal Commission on Securities of Russia "About the procedure and volume of the information which the joint-stock company is obliged to publish in case of public placement of Bonds and other securities" №8 from 7.05.1996, and also Regulations "About the procedure of disclosure of information on essential facts (events and actions), concerning financial and economic activity of the Issuer of issued securities", authorized by the Order of Federal Commission on Securities of Russia №32 from 12.08.1998.

a) Not later than 5 (five) days after the date of adoption of the resolution on placement of Bonds by the authorized body of the Issuer, the Issuer publishes in the "Supplement to the Bulletin of Federal Commission on Securities" the notice containing information on the specified resolution, including the name of the body which adopted the resolution, date of the session, the full formulation of the adopted resolution, quorum of the session and voting results.

b) Not later than 5 (five) working days after the moment of occurrence of an essential fact, such as approval by the authorized body of the Issuer of the resolution on a bond issue, the Issuer publishes in the "Supplement to the Bulletin of Federal Commission on Securities" a notice containing information on the resolution, including the name of the body which adopted the resolution, the date of the session, the full formulation of the adopted resolution, quorum of session and voting results.

c) Within 5 (five) days after the date of the state registration of a bond issue, the Issuer publishes in the "Supplement to the Bulletin of Federal Commission on Securities" and the newspaper "Vedomosti" the following information:

- The name of the Issuer;

- the kind and the form of placed securities;

- Amount of placed securities;

- Terms and conditions of placement of securities;

- Date and number of the state registration of securities;

- the place (places) and procedure of examination of the prospectus of issue of placed securities.

d) Starting from the date of the publication of the message on the state registration of issue and about the procedure of a disclosure of information on issue of securities by the Issuer, all interested persons can familiarize themselves with the resolution on issue of securities and the prospectus of issue of Bonds at the following addresses:*

Open joint-stock company "VolgaTelecom"
The Russian Federation, 603000, Nizhniy Novgorod, M.Gorky sq., Post House

Joint-stock commercial bank "Moscow Business World" (open joint-stock company)
The Russian Federation, 115035, Moscow, Sadovnicheskaya str., 3, ph.: 795-2521

e) The information on the start date of placement of the issue is published in the newspaper "Vedomosti", in addition, the start date of placement of issue should be not earlier than two weeks after the date of the publication of the notice on the state registration of the issue and the procedure of disclosure of information on the issue of securities by the Issuer. The start date of placement of Bonds is defined and is available for potential purchasers of Bonds not later than 5 (Five) working days prior to the start date of placement of Bonds.

f) Within a month after the date of approval of results of placement of Bonds by the Issuer, the Issuer publishes in the "Supplement to the Bulletin of Federal Commission on Securities" the following information:

- *The name of the Issuer;*
- *The name of the body which ratified results of placement of Bonds, and the approval date;*
- *the kind and the form of the placed Bonds;*
- *Amount of the placed Bonds.*

g) After the state registration of the report on results of a bond issue, the Issuer publishes the notice of registration of the report on results of the issue in Federal Commission on Securities of Russia in the "Supplement to the Bulletin of Federal Commission on Securities" and the newspaper "Vedomosti";

h) Since the date of the publication by the Issuer of the notice on the state registration of the report on results of the issue, all interested persons can familiarize themselves with the report on results of the bond issue at the following addresses:*

Open joint-stock company "VolgaTelecom"
The Russian Federation, 603000, Nizhniy Novgorod, M.Gorky sq., Post House

Joint-stock commercial bank "Moscow Business World" (open joint-stock company)
The Russian Federation, 115035, Moscow, Sadovnicheskaya str., 3, ph.: 795-2521

i) Not later than 5 (Five) working days after the moment of occurrence of the essential fact concerning financial and economic activity of the Issuer and connected to the bond issue, the information on such fact will be published in "Supplement to the Bulletin of Federal Commission on Securities" and the newspaper "Vedomosti".

j) The communique of the Issuer about assignment of additional.payment agents and cancellation of such assignments is published by the Issuer in time not later than 10 (Ten) working days before the date of fulfilment of such assignments or their cancellation in the newspaper "Vedomosti".

k) In case of default or inadequate execution by the Issuer of obligations on repayment and payment of income under Bonds, the Issuer publishes in "Supplement to the Bulletin of Federal Commission on Securities", the newspaper "Vedomosti" the information on defaults or inadequate execution of the obligations against the owners of Bonds which includes:

- Volume of not executed obligations;

- The reason of default on obligations;

- possible actions of the owners of Bonds for satisfaction of their requests.

l) In case of adoption by the Issuer of the resolution on purchase of Bonds on the basis of publie irrevocable offers not later than 7 (Seven) days after the date of adoption of such a resolution, but not later than 30 (Thirty) days prior to the start date of purchase of Bonds in the newspaper

"Vedomosti" a notice of the corresponding resolution is published, including the following information:

- Date of adoption of the decision on purchase (repayment) of Bonds of the issue;

- the series number and the form of bonds, the state regitration number and date of the state registration of the bond issue;

- Amount of acquired bonds;

- Term during which the Holder of the Bond can submit to the Agent of the Issuer the notice in writing of intention to sell to the Issuer a certain amount of Bonds on conditions established in the resolution of the Issuer on purchase of Bonds and stated in the published notice of purchase of Bonds.

- start date of purchase of Bonds of the issue by the Issuer;

- closing date of purchase of Bonds of the issue;

- The price of purchase of Bonds of the issue or the procedure of its definition;

- The procedure of purchase of Bonds of the issue;

- The form and term of payment;

- The name of the Agent authorized by the Issuer for purchase (repayment) of Bonds, his location, information on details of his license of a professional participant of securities market.

m) In case of adoption by the Issuer of the resolution on purchase of Bonds on the basis of public irrevocable offers, the Issuer publishes not later than 10 (Ten) working days after the termination of the established date of purchase by the Issuer of Bonds in "Supplement to the Bulletin of Federal Commission on Securities of Russia" the following information on results of purchase of Bonds:

- The name of the Issuer,

- start date and closing date of purchase of Bonds,

- series number and the form of Bonds, the state regitration number and date of the state registration of a bond issue;

- Amount of acquired Bonds.

**) For granting copies of the resolution on the bond issue, the issue prospectus of Bonds and the report on results of the bond issue, a fee can be charged the size of which does not exceed their manufacturing cost.*

11. Information on ensurance of execution of obligations under bonds of issue.

The person who provided the cover:

Long title: ***Limited Liability Company "Financial group "Web-invest"***

Abbreviated name: ***LLC " Financial group " Web-invest "***

INN: ***7825435301***

Location: ***the Russian Federation, 193124, Saint Petersburg, Proletarskoy diktatury sq., 6***

Mail address: ***the Russian Federation, 193124, Saint Petersburg, Proletarskoy diktatury sq., 6***

Kind of coverage (way of cover provision):

The guarantee

The size of maintenance (Rub).: ***1000000000***

Conditions of security and the procedure of realization of the rights of the owners of bonds under the specified security:

The size of security makes 1000000000 (One billion) rubles, and also the sum of all incomes paid by the Issuer under Bonds.

Purchase of Bonds means the conclusion by the purchaser of Bonds of the contract according to which a security of the bond issue is given. With transition of the rights to the Bond, the rights

under the specified contract pass to the purchaser in the same volume and on the same conditions which exist at the moment of transition of the rights to the Bond.

On the basis of the Contract of guarantee made between the Issuer and the Limited Liability Company "Financial group "Web-invest" (further - the Society), the purchase of Bonds means conclusion of a Contract of guarantee with the Limited Liability Company "Financial group "Web-invest" by the purchaser of bonds.

According to the concluded Contract of guarantee the Limited Liability Company "Financial group "Web-invest" is the guarantor for execution of the obligations by the Issuer for bond owners.

The society undertakes to bear responsibility for execution by the Issuer of his obligations against the owners of documentary interest-bearing bearer bonds of series BT-1 (further - "Bonds") of Open joint-stock company "VolgaTelecom", issued on the basis of the Resolution on placement of the Bonds, adopted by the Board of directors (the minutes № 16 from December, 11, 2002) of Open joint-stock company "VolgaTelecom" and according to conditions of the Resolution on issue and the Prospectus of issue of Bonds.

The society undertakes to assume responsability before owners of Bonds on conditions and in the terms established by the Contract of guarantee, the Resolution on the bond issue and the Prospectus of issue of Bonds (further - "Conditions and the Procedure of payment of Bonds") under the following obligations of the Issuer:

- For repayment by the Issuer of the total face value of a bond issue;

- payment of the coupon income under Bonds;

- Under obligations of the Issuer under transactions with Bonds according to public irrevocable offers of the Issuer, conditions and procedure of execution are established in item 57.13 of the Prospectus of Issue of Bonds and item 9. Resolutions on a bond issue are also published in mass media.

The obligation of the Society to be responsible for execution by the Issuer of his obligations to owners of Bonds on repayment of face value of Bonds and/or payment of income from Bonds arises only in the following cases:

- The adoption of a decision on liquidation of the Issuer by a body of the Issuer authorized to make such a resolution, or

- The issuer does not pay the face value of Bonds of the present issue or the sum of income on them, or

- The issuer declares his inability to carry out financial obligations concerning bonds of the present issue or bonds of the Issuer of other issues, or

- Default, partial default or inadequate performance by the Issuer of the obligations under transactions with bonds of the present issue according to public irrevocable offers of the Issuer, the conditions of which is established in item 57.13 of the Prospectus of Issue of Bonds and item 9 of the Resolution on the bond issue and is published in mass media..

In case of occurrence of the circumstances specified in the previous paragraph, obligations of the Issuer to owners of Bonds are executed in place of the Issuer by the Society in the procedure stipulated in the above mentioned Contract of guarantee.

Before presentation of the request to the Guarantor, the owner or the nominal holder of Bonds should present the Guarantor the proof of preliminary presentation of a written request about repayment of bonds and-or payment of the coupon income under Bonds to the Issuer.

On default by the Guarantor of the obligations according to the above mentioned Contract, the owners have the right to address the court (arbitration court) with claims against the Issuer and the Guarantor about payment of the face value of bonds and the compensation of damage.

The rights of the creditor under these obligations pass to the Society which satisfied to obligations in lieu of the Issuer, in the same volume in which the Society satisfied to requests of owners of Bonds or of nominal holders authorized to receive the face value of Bonds and-or the coupon income under Bonds.

12. The obligation of the issuer - to provide for rights of owners of bonds at observance of the procedure of these rights established by the legislation of the Russian Federation by them.

13. Other information stipulated by Standards of issue of bonds and their prospectuses of issue.

a) Any restrictions on issue of bonds, including restrictions concerning possible purchasers of placed bonds.

According to the Order of Federal Commission on Securities of Russia № 27 of 19.10.2001 "About the approval of standards of issue of bonds and their prospectuses of issue", the state registration of a bond issue cannot be carried out:

- Before full payment of the charter capital of a joint-stock company or a Limited Liability Company;

- If the sum of their face-values (volume of issue) in aggregate with the sum of face-values of all outstanding bonds of the issuer, which is a joint-stock company or a Limited Liability Company, exceeds the size of the charter capital or the size of the security provided with a view of the bond issue by the third parties.

The conclusion of civil-law transactions with use of bonds before the state registration of their issue is forbidden.

Advertising Bonds before the state registration of their issue is forbidden.

Placement of bonds is a large transaction, the procedure of reference to which is established by item 78 of the Federal law «About joint-stock companies» and the Charter of the society which should be approved by the Board of directors of the Issuer or the general meeting of stockholders according to item 79 of the Federal law «About joint-stock companies».

As the transaction cost makes more than 25 percent, but less than 50 percent of the book value of assets of the society, determined according to its accounting by the last accounting date, the resolution on approval of the transaction of placement of bonds was accepted by the Board of directors of the Issuer on December 27, 2002 (minutes № 18).

Restrictions concerning possible purchasers of placed bonds are not established. The issuer does not know, whether there will be transaction concerning which there is an interested party in the course of placement of bonds, for the following reasons:

In the course of placement of bonds, the transactions will be concluded between the underwriter of issue - Joint-stock Commercial Bank «Moscow Business World» (open joint-stock company), working on its own behalf, but for the account and on behalf of the Issuer, on the one hand, and members of Section of share market of the MISE, on the other hand. Members of Section of stock market, in turn, could operate at their own expense or for the account and on behalf of the third party. Placement of bonds is a large transaction, the procedure of reference to which is established by item 78 of the Federal law «About joint-stock companies» and the Charter of the society which should be approved by the Board of directors of the Issuer or the general meeting of stockholders according to item 79 of the Federal law «About joint-stock companies».

b) The procedure of calculation of size of the accrued coupon income during the circulation of Bonds.

On any day between the start date of placement and date of repayment of the issue, the size of accrued coupon income (ACI) is calculated under the following formula:

$ACI = Cj * Nom * (T - T(j-1)) / 365/100\ \%$

Where,

Nom - face value of one Bond

Cj - the size of the interest rate of the j-th coupon, in percents annually

T (j-1) the start date of the j-th coupon period

T - the current date

The size of the accrued coupon income is calculated up to one copeck.

c) The basic places of sale of Bonds of the issue

In the secondary market, the sale of Bonds is carried out in stock exchange and OTC markets.

The basic places of sale in the stock exchange market is:

Closed joint-stock company "Moscow interbank currency stock exchange" (MISE)

License number: № 077-05870-000001

Issue date: 26.02.2002

Location: 125009, Moscow, Bolshoy Kislovskiy per., 13

Mail address: 125009, Moscow, Bolshoy Kislovskiy per., 13

d) Restrictions in circulation of the Bonds issue

Bonds are admitted for free circulation in stock exchange and OTC markets.

Non-residents can acquire bonds according to the current legislation and statutory acts of the Russian Federation.

The circulation of Bonds in a secondary market begins in the first calendar day following the date of registration of the report on results of the bond issue in the Federal Commission on Securities of Russia. In an over-the-counter market, the the Bonds circulate without restrictions till the date of repayment of Bonds.

The trade of Bonds in the MISE stops on the day following the date of drawing up the list of owners and-or nominal holders of Bonds for payment of the coupon income for each coupon, and is renewed on the payment date of the corresponding coupon income. The last trade day of Bonds in the MISE is the date of drawing up of the list of owners and-or nominal holders of Bonds for payment of the coupon income under the last coupon and repayments of the specified bond issue.

According to article 5 of the Federal Law № 46-FL of 05.03.99 "About protection of rights and legitimate interests of investors in securities market", the fulfilment of any transactions with securities belonging to him before their full payment and registration of the report on results of their issue by the owner of securities is forbidden.

RECEIVED
2004 MAY 26 A 11:41
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

THE LIST OF AFFILIATED PERSONS

Open Joint Stock Company "VolgaTelecom"
(The issuer's code: 00137-A)

31.12.2003

OJSC "VolgaTelecom" General Director
V.F. Lyulin

LS

The list of affiliated persons

Affiliated person	Equity stake of ordinary shares in the company's charter capital	Equity stake of preferred shares in the company's charter capital
Full name: ***Bobin Maxim Victorovich*** Place of residence: ***Mytishchy town of Moscow oblast*** Grounds: ***The person is a member of the company's Board of directors (supervisory council)*** The grounds occurrence date: *27.06.2003*	---	---
Full name: ***Grigorieva Alla Borisovna*** Place of residence: ***Moscow*** Grounds: ***The person is a member of the company's Board of directors (supervisory council)*** The grounds occurrence date: *27.06.2003*	---	*0.00061%*
Full name: ***Dudchenko Vladimir Vladimirovich*** Place of residence: ***Moscow*** Grounds: ***The person is a member of the company's Board of directors (supervisory council)*** The grounds occurrence date: *27.06.2003*	---	---
Full name: ***Zabuzova Elena Viktorovna*** Place of residence: ***Moscow*** Grounds: ***The person is a member of the company's Board of directors (supervisory council)*** The grounds occurrence date: *27.06.2003*	---	---
Full name: ***Lopatin Alexander Vladimirovich*** Place of residence: ***Moscow*** Grounds: ***The person is a member of the company's Board of directors (supervisory council)*** The grounds occurrence date: *27.06.2003*	---	---
Full name: ***Romskiy Georgiy Alekseevich*** Place of residence: ***Moscow*** Grounds: ***The person is a member of the company's Board of directors (supervisory council)*** The grounds occurrence date: *27.06.2003*	---	---
Full name: ***Savchenko Victor Dmitrievich*** Place of residence: ***Moscow*** Grounds: ***The person is a member of the company's Board of directors (supervisory council)*** The grounds occurrence date: *27.06.2003*	---	---
Full name: ***Fedorov Oleg Romanovich*** Place of residence: ***Moscow*** Grounds: ***The person is a member of the company's Board of directors (supervisory council)*** The grounds occurrence date: *27.06.2003*	---	---
Full name: ***Chernogorodskiy Sergey Valerievich*** Place of residence: ***Moscow*** Grounds: ***The person is a member of the company's Board of directors (supervisory council)*** The grounds occurrence date: *27.06.2003*	---	---

Full name: ***Yurchenko Evgeniy Valerievich*** Place of residence: ***Moscow*** Grounds: ***The person is a member of the company's Board of directors (supervisory council)*** The grounds occurrence date: ***27.06.2003***	***---***	***---***
Full name: ***Arakcheev Alexander Vasilievich*** Place of residence: ***Nizhny Novgorod city*** Grounds: ***The person is a member of the company's joint executive body*** The grounds occurrence date: ***15.07.2003***	***0,02441%***	***0,00631%***
Full name: ***Vystorop Vasiliy Petrovich*** Place of residence: ***Nizhny Novgorod city*** Grounds: ***The person is a member of the company's joint executive body*** The grounds occurrence date: ***15.07.2003***	***---***	***---***
Full name: ***Grigorieva Lyubov Ivanovna*** Place of residence: ***Nizhny Novgorod city*** Grounds: ***The person is a member of the company's joint executive body*** The grounds occurrence date: ***15.07.2003***	***0,00015%***	***---***
Full name: ***Dyakonov Mikhail Vasilievich*** Place of residence: ***Nizhny Novgorod city*** Grounds: ***The person is a member of the company's joint executive body*** The grounds occurrence date: ***15.07.2003***	***---***	***---***
Full name: ***Evdokimov Oleg Lvovich*** Place of residence: ***Nizhny Novgorod city*** Grounds: ***The person is a member of the company's joint executive body*** The grounds occurrence date: ***15.07.2003***	***0,00007%***	***0.00009%***
Full name: ***Elkin Sergey Leonidovich*** Place of residence: ***Samara city*** Grounds: ***The person is a member of the company's joint executive body*** The grounds occurrence date: ***15.07.2003***	***0,04228%***	***0.00528%***
Full name: ***Kirillov Alexander Ivanovich*** Place of residence: ***Yoshkar-Ola town*** Grounds: ***The person is a member of the company's joint executive body*** The grounds occurrence date: ***15.07.2003***	***0,06568%***	***0.00112%***
Full name: ***Kormilitsyna Lyudmila Alekseevna*** Place of residence: ***Moscow*** Grounds: ***The person is a member of the company's joint executive body*** The grounds occurrence date: ***15.07.2003***	***---***	***---***
Full name: ***Korolkov Oleg Animpadistovich*** Place of residence: ***Saratov city*** Grounds: ***The person is a member of the company's joint executive body*** The grounds occurrence date: ***15.07.2003***	***0,09269%***	***0.00990%***
Full name: ***Popkov Nikolai Ivanovich*** Place of residence: ***Nizhny Novgorod city*** Grounds: ***The person is a member of the company's joint executive body*** The grounds occurrence date: ***15.07.2003***	***---***	***---***
Full name: ***Sipatova Taisiya Mikhailovna*** Place of residence: ***Nizhny Novgorod city*** Grounds: ***The person is a member of the company's joint executive body*** The grounds occurrence date: ***15.07.2003***	***---***	***---***
Full name: ***Sklyarov Ivan Petrovich*** Place of residence: ***Nizhny Novgorod city*** Grounds: ***The person is a member of the company's joint executive body*** The grounds occurrence date: ***15.07.2003***	***---***	***0.00103%***

Full name: *Shchukina Elvira Konstantinovna* Place of residence: *Nizhny Novgorod city* Grounds: *The person is a member of the company's joint executive body* The grounds occurrence date: *15.07.2003*	---	---
Full name: *Lyulin Vladimir Fedorovich* Place of residence: *Nizhny Novgorod city* Grounds: *The person exercises the authorities of a sole executive of the company* The grounds occurrence date: *26.03.2003* Grounds: *The person is a member of the company's Board of directors (supervisory council)* The grounds occurrence date: *27.06.2003* Grounds: *The person is a member of the company's joint executive body* The grounds occurrence date: *15.07.2003*	*0,13603%*	*0.01292%*
Name: *Open Joint Stock Company "Investment communication company"* Location: *Moscow, Plyushchikha str.,bld. 55, constr.2* Mail address: *119121, Moscow, Plyushchikha str.,bld. 55, constr.2* Grounds: *the person is entitled to dispose of more than 20% of the company's voting shares* Grounds occurrence date: *10.10.1995*	*38,0055%*	---
Name: *Closed Joint Stock Company "Commercial bank "C – Bank"* Location: *Izhevsk, Lenin str., 6* Mail address: *426057, Izhevsk, Lenin str., 6* Grounds: *The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter capital of this person* Grounds occurrence date: *1.12.2002*	*0,0102%*	*0,0413%*
Name: *Closed Joint Stock Company "Narodnyi telephone Saratov"* Location: *Saratov, Kiseleva str., 40* Mail address: *410600 Saratov, Kiseleva str., 40* Grounds: *The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter capital of this person* Grounds occurrence date: *1.12.2002*	---	---
Name: *Closed Joint Stock Company "Nizhegorodskaya cellular communication"* Location: *Nizhny Novgorod, M.Gorky sq., Post House* Mail address: *603000. Nizhny Novgorod, M.Gorky sq., Post House* Grounds: *The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter capital of this person* Grounds occurrence date: *30.03.1995*	---	---
Name: *Closed Joint Stock Company "Nizhegorodskyi radiophone"* Location: *Nizhny Novgorod, M.Gorky sq., Post House* Mail address: *603000, Nizhny Novgorod, M.Gorky sq., Post House* Grounds: *The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter capital of this person* Grounds occurrence date: *26.08.1999*	---	---
Name: *Closed Joint Stock Company "Nizhegorodteleservice"* Location: *Nizhny Novgorod, M.Gorky sq., Post House* Mail address: *603107, Nizhny Novgorod, Zhukov sq., 3* Grounds: *The joint stock company is entitled to dispose of more than 20% of*	---	---

the total number of votes falling at the stocks (investments, shares) making up the charter capital of this person Grounds occurrence date: *26.02.1997*		
Name: *Closed Joint Stock Company "Orenburg – GSM"* Location: *Orenburg, Volodarskogo str., 11* Mail address: *460052, Orenburg, Avtomatiki av., 8, p.o.box 2153* Grounds: *The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter capital of this person* Grounds occurrence date: *1.12.2002*	---	---
Name: *Closed Joint Stock Company "Penza – Mobile"* Location: *Penza, Kuprina str., 1/3* Mail address: *440035, Penza, Popova str., 2a* Grounds: *The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter capital of this person* Grounds occurrence date: *1.12.2002*	---	---
Name: *Closed Joint Stock Company "Puls – Radio Yoshkar-Ola"* Location: *Yoshkar-Ola, Sovietskaya str., 138* Mail address: *424000, Yoshkar-Ola, Sovietskaya str., 138* Grounds: *The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter capital of this person* Grounds occurrence date: *1.12.2002*	---	---
Name: *Closed Joint Stock Company "Samara – Telecom"* Location: *Samara, Polevaya str., 43* Mail address: *443001, Samara, Polevaya str., 43* Grounds: *The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter capital of this person* Grounds occurrence date: *1.12.2002*	---	---
Name: *Closed Joint Stock Company "Saratov – Mobile"* Location: *Saratov, Kiseleva str., 40* Mail address: *410004, Saratov, Chernyshevskogo str., 88, bld.. 5* Grounds: *The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter capital of this person* Grounds occurrence date: *1.12.2002*	---	---
Name: *Closed Joint Stock Company "Sotel – Nizhny Novgorod"* Location: *Nizhny Novgorod, Sovietskaya sq., 2* Mail address: *603600, Nizhny Novgorod, GSP - 57, Sovietskaya sq., 2* Grounds: *The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter capital of this person* Grounds occurrence date: *6.04.1998*	---	---
Name: *Closed Joint Stock Company "Cellular communication of Mordoviya"* Location: *Saransk, Bolshevistskaya str., 13* Mail address: *430000, Saransk, Kommunisticheskaya str., 52* Grounds: *The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter capital of this person* Grounds occurrence date: *1.12.2002*	---	---
Name: *Closed Joint Stock Company "TeleSviyazInform"* Location: *Saransk, Bolshevistskaya str., 13* Mail address: *430000, Saransk, Bolshevistskaya str., 13*	---	---

Grounds: *The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter capital of this person* Grounds occurrence date: *1.12.2002*		
Name: *Closed Joint Stock Company "Transsviyaz"* Location: *Nizhny Novgorod, Chaadaeva str., 2* Mail address: *603116, Nizhny Novgorod, Gordeevskaya str., bld.5* Grounds: *The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter capital of this person* Grounds occurrence date: *3.06.1997*	---	---
Name: *Closed Joint Stock Company "Ulyanovsk – GSM"* Location: *Ulyanovsk, L.Tolstogo str., 60* Mail address: *432063, Ulyanovsk, Goncharova str., 52* Grounds: *The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter capital of this person* Grounds occurrence date: *1.12.2002*	---	---
Name: *Closed Joint Stock Company "Digital networks of Udmurtiya -900"* Location: *Izhevsk, Pushkinskaya str., 278* Mail address: *426003, Izhevsk, V.Sivkova str., 86* Grounds *The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter capital of this person* Grounds occurrence date: *1.12.2002*	*0,0027%-*	*0,0071%*
Name: *Closed Joint Stock Company "Digital telecommunications"* Location: *Cheboksary, Shumilova str., 20* Mail address: *428031 Cheboksary, Shumilova str., 20* Grounds: *The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter capital of this person* Grounds occurrence date: *1.12.2002*	----	*0.0006%*
Name: *Closed Joint Stock Company "Chuvashiya Mobile"* Location: *Cheboksary, K.Ivanova str., 83* Mail address: *428018, Cheboksary, K.Ivanova str., 83* Grounds: *The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter capital of this person* Grounds occurrence date: *1.12.2002*	---	---
Name: *Closed Joint Stock Company "Chery Page"* Location: *Cheboksary, K.Ivanova str., 83* Mail address: *428018, Cheboksary, K.Ivanova str., 83* Grounds: *The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter capital of this person* Grounds occurrence date: *1.12.2002*	---	---
Name: *Non-government pension fund "Region – Sviyaz"* Location: *Izhevsk, Pushkinskaya str., 278* Mail address: *426008, Izhevsk, Pushkinskaya str., 278* Grounds: *The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter capital of this person* Grounds occurrence date: *1.12.2002*	---	---
Name: *Non-profitable organization non-government pension fund "Doverie"* Location: *Nizhny Novgorod, M.Gorky sq., Post House*	*0,00279%*	---

Mail address: ***603000, Nizhny Novgorod, M.Gorky sq., Post House*** Grounds: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter capital of this person*** Grounds occurrence date: ***24.10.1997***		
Name: ***Limited Liability Company "Agrofirm "REANTA"*** Location: ***Yoshkar-Ola, Chavaina blvd.. 11 a*** Mail address: ***424000, Yoshkar-Ola, Chavaina blvd.. 11 a*** Grounds: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter capital of this person*** Grounds occurrence date: ***1.12.2002***	---	---
Name: ***Limited Liability Company "Vyatka – Page"*** Location: *Kirov, Uralskaya str., 1* Mail address: ***610016,*** *Kirov, Uralskaya str., 1* Grounds: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter capital of this person*** Grounds occurrence date: ***1.12.2002***	---	---
Name: ***Limited Liability Company "Vyatskaya cellular communication"*** Location: *Kirov, Uralskaya str., 1* Mail address: ***610021, Kirov, Vorovskogo str., 119*** Grounds: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter capital of this person*** Grounds occurrence date: ***1.12.2002***	---	---
Name: ***Limited Liability Company "Radio –Resonance"*** Location: ***Nizhny Novgorod, Okskiy siezd,, 8*** Mail address: ***603022.*** *Nizhny Novgorod,* ***Okskiy siezd,, 8*** Grounds: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter capital of this person*** Grounds occurrence date: ***8.12.1997***	---	---
Name: ***Limited Liability Company "Udmurtskie cellular networks – 450"*** Location: ***Izhevsk, Pushkinskaya str., 206*** Mail address: ***426034, Izhevsk, Pushkinskaya str., 206*** Grounds: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter capital of this person*** Grounds occurrence date: ***1.12.2002***	---	---
Name: ***Limited Liability Company "Private security enterprise "ROS"*** Location: ***Penza, Dzerzhinskogo str., 30*** Mail address: ***440062, Penza, Dzerzhinskogo str., 30*** Grounds: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter capital of this person*** Grounds occurrence date: ***1.12.2002***	---	---
Name: ***Open Joint Stock Company "Informational commercial networks "OMRIX"*** Location: ***Orenburg, Tereshkovoi str., 10*** Mail address: ***460018, Orenburg, Tereshkovoi str., 10*** Grounds: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter capital of this person*** Grounds occurrence date: ***1.12.2002***	---	---

Name: ***Open Joint Stock Company "Telecom"*** Location: ***Orenburg, Tereshkovoi str., 257*** Mail address: ***460050, Orenburg, Tereshkovoi str., 257*** Grounds: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter capital of this person*** Grounds occurrence date: ***1.12.2002***	---	---
Name: ***Closed Joint Stock Company Joint Venture "Marpaging"*** Location: ***Yoshkar-Ola, Sovietskaya str., 138*** Mail address: ***424000. Yoshkar-Ola, Sovietskaya str., 138*** Grounds: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter capital of this person*** Grounds occurrence date: ***1.12.2002***	---	---
Name: ***Closed Joint Stock Company Joint Venture "Puls – Radio"*** Location: ***Yoshkar-Ola, Sovietskaya str., 138*** Mail address: ***424000, Yoshkar-Ola, Sovietskaya str., 138*** Grounds: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter capital of this person*** Grounds occurrence date: ***1.12.2002***	---	---
Name: ***Joint Venture Limited Liability Company "Izhcom"*** Location: ***Izhevsk, Pushkinskaya str., 278*** Mail address: ***426057, Izhevsk, K.Marx str., 206*** Grounds: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter capital of this person*** Grounds occurrence date: ***1.12.2002***	---	---
Name: ***Open Joint Stock Company "Tatincom – T"*** Location: ***the Republic of Tatarstan, Kazan city, Lomzhinskaya str., 20 A*** Mail address: ***420140, the Republic of Tatarstan, Kazan city, Lomzhinskaya str., 20 A*** Grounds: ***The joint stock company is entitled to dispose of more than 20,0 % of the total number of votes falling at the stocks (investments, shares) making up the charter capital of this person*** Grounds occurrence date: ***13.10.2003***	---	---

CHANGES in the List of affiliated persons of OJSC "VolgaTelecom", Occurred in the report quarter

	Prior to introducing the change			After introducing the change		
Changes to the list of affiliated persons	**Affiliated person**	**Equity stake of ordinary shares in the company's charter capital**	**Equity stake of preferred shares in the company's charter capital**	**Affiliated person**	**Equity stake of ordinary shares in the company's charter capital**	**Equity stake of preferred shares in the company's charter capital**
The date of introduction: *21.11.2003* Content: ***By the decision of the Board of directors 50%+1 shares of OJSC "Tatincom-T" were acquired***	---	---	---	Name: ***Open joint stock company "Tatincom – T"*** Location: *the Republic of Tatarstan, Kazan city, Lomzhinskaya str., 20 A* Mailing address: *420140, the Republic of Tatarstan, Kazan city, Lomzhinskaya str., 20 A* Grounds: *Joint stock company has the right to dispose of more than 20,0% of the total number of votes falling at shares (holdings, equity stake) making up the charter capital of this entity* The date of the grounds occurrence: ***13.10.2003.***	---	---
The date of introduction: *31.1.2.2003* Content: ***change of equity stake of the company's shares belonging to the affiliated person***	Full name: ***Arakcheev Alexander Vasilievich*** Place of residence: ***Nizhny Novgorod city*** Grounds: ***The person is a member of the company's joint executive body*** Grounds occurrence date: ***15.07.2003***	*0.05490%*	*0,00631%*	Full name: ***Arakcheev Alexander Vasilievich*** Place of residence: ***Nizhny Novgorod city*** Grounds: ***The person is a member of the company's joint executive body*** Grounds occurrence date: ***15.07.2003***	***0,02441%***	*0,00631%*

The date of introduction: *31.1.2.2003* Content: ***change of equity stake of the company's shares belonging to the affiliated person***	Full name: ***Grigorieva Lyubov Ivanovna*** Place of residence: ***Nizhny Novgorod city*** Grounds: ***The person is a member of the company's joint executive body*** Grounds occurrence date: ***15.07.2003***	*0,00015%*	*0,01176%*	Full name: ***Grigorieva Lyubov Ivanovna*** Place of residence: ***Nizhny Novgorod city*** Grounds: ***The person is a member of the company's joint executive body*** Grounds occurrence date: ***15.07.2003***	*0,00015%*	---
The date of introduction: *31.1.2.2003* Content: ***change of equity stake of the company's shares belonging to the affiliated person***	Full name: ***Lyulin Vladimir Fedorovich*** Place of residence: ***Nizhny Novgorod city*** Grounds: ***The person exercises the authorities of a sole executive of the company*** The grounds occurrence date: ***26.03.2003*** Grounds: ***The person is a member of the company's Board of directors (supervisory council)*** The grounds occurrence date: ***27.06.2003*** Grounds: ***The person is a member of the company's joint executive body*** The grounds occurrence date: ***15.07.2003***	*0,16652%*	*0,01936%*	Full name: ***Lyulin Vladimir Fedorovich*** Place of residence: ***Nizhny Novgorod city*** Grounds: ***The person exercises the authorities of a sole executive of the company*** The grounds occurrence date: ***26.03.2003*** Grounds: ***The person is a member of the company's Board of directors (supervisory council)*** The grounds occurrence date: ***27.06.2003*** Grounds: ***The person is a member of the company's joint executive body*** The grounds occurrence date: ***15.07.2003***	***0,13603%***	***0,01292%***
The date of introduction: *31.1.2.2003* Content: ***change of equity stake of the company's shares belonging to the affiliated person***	Name: ***Closed Joint Stock Company "Commercial bank "C – Bank"*** Location: ***Izhevsk, Lenin str., 6*** Mail address: ***426057, Izhevsk, Lenin str., 6*** Grounds: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter capital of this person*** Grounds occurrence date: ***1.12.2002***	*0,01255%*	*0,01503%*	Name: ***Closed Joint Stock Company "Commercial bank "C – Bank"*** Location: ***Izhevsk, Lenin str., 6*** Mail address: ***426057, Izhevsk, Lenin str., 6*** Grounds: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter capital of this person*** Grounds occurrence date: ***1.12.2002***	***0,0102 %***	***0,0413%***
The date of introduction: *31.1.2.2003* Content: ***change of equity***	Name: ***Closed Joint Stock Company "Digital networks of Udmurtiya -900"*** Location: ***Izhevsk, Pushkinskaya str., 278***	*0,00359%-*	*0,00617%*	Name: ***Closed Joint Stock Company "Digital networks of Udmurtiya -900"*** Location: ***Izhevsk, Pushkinskaya str., 278***	***0,0027%***	***0,0071%***

stake of the company's shares belonging to the affiliated person	Mail address: ***426003, Izhevsk, V.Sivkova str., 86*** Grounds ***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter capital of this person*** Grounds occurrence date: ***1.12.2002***			Mail address: ***426003, Izhevsk, V.Sivkova str., 86*** Grounds ***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter capital of this person*** Grounds occurrence date: ***1.12.2002***		

THE LIST OF AFFILIATED PERSONS

Open Joint Stock Company "VolgaTelecom"
(the issuer's code: 00137-A)

30.09.2003

OJSC "VolgaTelecom" General Director
V.F. Lyulin

S.L.

The list of affiliated persons

Affiliated person	Share of common stock in the company's Charter capital	Share of preferred stock in the company's Charter capital
Complete name:: ***Bobin Maxim Viktorovich*** Residence location: . ***Mytishchy town of Moscow Region*** Ground: ***the person is a member of the Board of directors (supervisory board) of the joint stock company*** Ground occurrence date: ***27.06.2003***	---	---
Complete name:: ***Grigorieva Alla Borisovna*** Residence location: ***Moscow*** Ground: ***the person is a member of the Board of directors (supervisory board) of the joint stock company*** Ground occurrence date: ***27.06.2003***	---	*0.00061%*
Complete name:: ***Dudchenko Vladimir Vladimirovich*** Residence location: ***Moscow*** Ground: ***the person is a member of the Board of directors (supervisory board) of the joint stock company*** Ground occurrence date: ***27.06.2003***	---	---
Complete name:: ***Zabuzova Elena Viktorovna*** Residence location: ***Moscow*** Ground: ***the person is a member of the Board of directors (supervisory board) of the joint stock company*** Ground occurrence date: ***27.06.2003***	---	---
Complete name:: ***Lopatin Alexander Vladimirovich*** Residence location: ***Moscow*** Ground: ***the person is a member of the Board of directors (supervisory board) of the joint stock company*** Ground occurrence date: ***27.06.2003***	---	---
Complete name:: ***Romskiy Georgiy Alekseevich*** Residence location: ***Moscow*** Ground: ***the person is a member of the Board of directors (supervisory board) of the joint stock company*** Ground occurrence date: ***27.06.2003***	---	---
Complete name:: ***Savchenko Victor Dmitrievich*** Residence location: ***Moscow*** Ground: ***the person is a member of the Board of directors (supervisory board) of the joint stock company*** Ground occurrence date: ***27.06.2003***	---	---
Complete name:: ***Fedorov Oleg Romanovich*** Residence location: ***Moscow*** Ground: ***the person is a member of the Board of directors (supervisory board) of the joint stock company*** Ground occurrence date: ***27.06.2003***	---	---
Complete name:: ***Chernogorodskiy Sergey Valerievich*** Residence location: ***Moscow*** Ground: ***the person is a member of the Board of directors (supervisory board) of the joint stock company*** Ground occurrence date: ***27.06.2003***	---	---

Complete name:: ***Yurchenko Evgeniy Valerievich*** Residence location: ***Moscow*** Ground: ***the person is a member of the Board of directors (supervisory board) of the joint stock company*** Ground occurrence date: ***27.06.2003***	---	---
Complete name:: ***Arakcheev Alexander Vasilievich*** Residence location: ***Nizhny Novgorod*** Ground: ***the person is a member of joint executive body of the joint stock company*** Ground occurrence date: ***15.07.2003***	0,05490%	***0,00631%***
Complete name:: ***Vystorop Vasiliy Petrovich*** Residence location: ***Nizhny Novgorod*** Ground: ***the person is a member of joint executive body of the joint stock company*** Ground occurrence date: ***15.07.2003***	---	---
Complete name:: ***Grigorieva Lyubov Ivanovna*** Residence location: ***Nizhny Novgorod*** Ground: ***the person is a member of joint executive body of the joint stock company*** Ground occurrence date: ***15.07.2003***	0,00015%	***0.01176%***
Complete name:: ***Dyakonov Mikhail Vasilievich*** Residence location: ***Nizhny Novgorod*** Ground: ***the person is a member of joint executive body of the joint stock company*** Ground occurrence date: ***15.07.2003***	---	---
Complete name:: ***Evdokimov Oleg Lvovich*** Residence location: ***Nizhny Novgorod*** Ground: ***the person is a member of joint executive body of the joint stock company*** Ground occurrence date: ***15.07.2003***	0,00007%	***0.00009%***
Complete name:: ***Elkin Sergey Leonidovich*** Residence location: ***Samara*** Ground: ***the person is a member of joint executive body of the joint stock company*** Ground occurrence date: ***15.07.2003***	0,04228%	***0.00528%***
Complete name:: ***Kirillov Alexander Ivanovich*** Residence location: ***Yoshkar-Ola*** Ground: ***the person is a member of joint executive body of the joint stock company*** Ground occurrence date: ***15.07.2003***	0,06568%	***0.00112%***
Complete name:: ***Kormilitsyna Lyudmila Alekseevna*** Residence location: ***Moscow*** Ground: ***the person is a member of joint executive body of the joint stock company*** Ground occurrence date: ***15.07.2003***	---	---
Complete name:: ***Korolkov Oleg Animpadistovich*** Residence location: ***Saratov*** Ground: ***the person is a member of joint executive body of the joint stock company*** Ground occurrence date: ***15.07.2003***	0,09269%	***0.00990%***
Complete name:: ***Popkov Nikolai Ivanovich*** Residence location: ***Nizhny Novgorod*** Ground: ***the person is a member of joint executive body of the joint stock company***	---	---

Ground occurrence date: *15.06.2003*		
Complete name:: ***Sipatova Taisiya Mikhailovna*** Residence location: ***Nizhny Novgorod*** Ground: ***the person is a member of joint executive body of the joint stock company*** Ground occurrence date: ***15.07.2003***	---	---
Complete name:: ***Sklyarov Ivan Petrovich*** Residence location: ***Nizhny Novgorod*** Ground: ***the person is a member of joint executive body of the joint stock company*** Ground occurrence date: ***15.07.2003***	---	***0.00103%***
Complete name:: ***Shchukina Elvira Konstantinovna*** Residence location: ***Nizhny Novgorod*** Ground: ***the person is a member of joint executive body of the joint stock company*** Ground occurrence date: ***15.07.2003***	---	---
Complete name:: ***Lyulin Vladimir Fedorovich*** Residence location: ***Nizhny Novgorod*** Ground: ***the person excercises the authorities of a sole executive of the joint stock company*** Ground occurrence date: ***26.03.2003*** Ground: ***the person is a member of the Board of directors (supervisory board) of the joint stock company*** Ground occurrence date: ***27.06.2003*** Ground: ***the person is a member of joint executive body of the joint stock company*** Ground occurrence date: ***15.07.2003***	0,16652%	***0.01936%***
Name: ***Open Joint Stock Company "Investment communication company"*** Location: ***Moscow, Plyushchikha str.,bld. 55, constr.2*** Mail address: ***119121, Moscow, Plyushchikha str.,bld. 55, constr.2*** Ground: ***the person is entitled to dispose of more than 20% of the company's voting shares*** Ground occurrence date: ***10.10.1995***	38,0055%	---
Name: ***Closed Joint Stock Company "Commercial bank "C – Bank"*** Location: ***Izhevsk, Lenina str., 6*** Mail address: ***426057, Izhevsk, Lenina str., 6*** Ground: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter capital of this person*** Ground occurrence date: ***1.12.2002***	0,01255%	***0,01503%***
Name: ***Closed Joint Stock Company "Narodnyi telephone Saratov"*** Location: ***Saratov, Kiseleva str., 40*** Mail address: ***410600 Saratov, Kiseleva str., 40*** Ground: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter capital of this person*** Ground occurrence date: ***1.12.2002***	---	---
Name: ***Closed Joint Stock Company "Nizhegorodskaya cellular communication"*** Location: ***Nizhny Novgorod, M.Gorky sq., Post House*** Mail address: ***603000. Nizhny Novgorod, M.Gorky sq., Post House*** Ground: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making***	---	---

up the charter capital of this person Ground occurrence date: ***30.03.1995***		
Name: ***Closed Joint Stock Company "Nizhegorodskyi radiophone"*** Location: ***Nizhny Novgorod, M.Gorky sq., Post House*** Mail address: ***603000, Nizhny Novgorod, M.Gorky sq., Post House*** Ground: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter capital of this person*** Ground occurrence date: ***26.08.1999***	---	---
Name: ***Closed Joint Stock Company "Nizhegorodteleservice"*** Location: ***Nizhny Novgorod, M.Gorky sq., Post House*** Mail address: ***603107, Nizhny Novgorod,Zhukov sq., 3*** Ground: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter capital of this person*** Ground occurrence date: ***26.02.1997***	---	---
Name: ***Closed Joint Stock Company "Orenburg – GSM"*** Location: ***Orenburg, Volodarskogo str., 11*** Mail address: ***460052, Orenburg, Avtomatiki av., 8, p.o.box 2153*** Основание ***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter capital of this person*** Ground occurrence date: ***1.12.2002***	---	---
Name: ***Closed Joint Stock Company "Penza – Mobile"*** Location: ***Penza, Kuprina str., 1/3*** Mail address: ***440035, Penza, Popova str., 2a*** Ground: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter capital of this person*** Ground occurrence date: ***1.12.2002***	---	---
Name: ***Closed Joint Stock Company "Puls – Radio Yoshkar-Ola"*** Location: ***Yoshkar-Ola, Sovietskaya str., 138*** Mail address: ***424000, Yoshkar-Ola, Sovietskaya str., 138*** Ground: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter capital of this person*** Ground occurrence date: ***1.12.2002***	---	---
Name: ***Closed Joint Stock Company "Samara – Telecom"*** Location: ***Samara, Polevaya str., 43*** Mail address: ***443001, Samara, Polevaya str., 43*** Ground: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter capital of this person*** Ground occurrence date: ***1.12.2002***	---	---
Name: ***Closed Joint Stock Company "Saratov – Mobile"*** Location: ***Saratov, Kiseleva str., 40*** Mail address: ***410004, Saratov, Chernyshevskogo str., 88,bld.. 5*** Ground: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter capital of this person*** Ground occurrence date: ***1.12.2002***	---	---
Name: ***Closed Joint Stock Company "Sotel – Nizhny Novgorod"*** Location: ***Nizhny Novgorod, Sovietskaya sq., 2*** Mail address: ***603600, Nizhny Novgorod, GSP - 57, Sovietskaya sq., 2*** Ground: ***The joint stock company is entitled to dispose of more than 20% of***	---	---

the total number of votes falling at the stocks (investments, shares) making up the charter capital of this person Ground occurrence date: ***6.04.1998***		
Name: ***Closed Joint Stock Company "Cellular communication of Mordoviya"*** Location: ***Saransk, Bolshevistskaya str., 13*** Mail address: ***430000, saransk, Kommunisticheskaya str., 52*** Ground: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter capital of this person*** Ground occurrence date: ***1.12.2002***	---	---
Name: ***Closed Joint Stock Company "TeleSviyazInform"*** Location: ***Saransk, Bolshevistskaya str., 13*** Mail address: ***430000, Saransk, Bolshevistskaya str., 13*** Ground: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter capital of this person*** Ground occurrence date: ***1.12.2002***	---	---
Name: ***Closed Joint Stock Company "Transsviyaz"*** Location: ***Nizhny Novgorod, Chaadaeva str., 2*** Mail address: ***603116, Nizhny Novgorod, Gordeevskaya str., bld.5*** Ground: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter capital of this person*** Ground occurrence date: ***3.06.1997***	---	---
Name: ***Closed Joint Stock Company "Ulyanovsk – GSM"*** Location: ***Ulyanovsk, L.Tolstogo str., 60*** Mail address: ***432063, Ulyanovsk, Goncharova str., 52*** Ground: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter capital of this person*** Ground occurrence date: ***1.12.2002***	---	---
Name: ***Closed Joint Stock Company "Digital networks of Udmurtiya -900"*** Location: ***Izhevsk, Pushkinskaya str., 278*** Mail address: ***426003, Izhevsk, V.Sivkova str., 86*** Ground: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter capital of this person*** Ground occurrence date: ***1.12.2002***	*0,00359%-*	*0,00617%*
Name: ***Closed Joint Stock Company "Digital telecommunications"*** Location: ***Cheboksary, Shumilova str., 20*** Mail address: ***428031 Cheboksary, Shumilova str., 20*** Ground: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter capital of this person*** Ground occurrence date: ***1.12.2002***	----	*0.00056%*
Name: ***Closed Joint Stock Company "Chuvashiya Mobile"*** Location: ***Cheboksary, K.Ivanova str., 83*** Mail address: ***428018, Cheboksary, K.Ivanova str., 83*** Ground: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter capital of this person*** Ground occurrence date: ***1.12.2002***	---	---
Name: ***Closed Joint Stock Company "Chery Page"*** Location: ***Cheboksary, K.Ivanova str., 83*** Mail address: ***428018, Cheboksary, K.Ivanova str., 83***	---	---

Ground: *The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter capital of this person* Ground occurrence date: *1.12.2002*		
Name: *Non-government pension fund "Region – Sviyaz"* Location: *Izhevsk, Pushkinskaya str., 278* Mail address: *426008, Izhevsk, Pushkinskaya str., 278* Ground: *The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter capital of this person* Ground occurrence date: *1.12.2002*	---	---
Name: *Non-profitable organization non-government pension fund "Doverie"* Location: *Nizhny Novgorod, M.Gorky sq., Post House* Mail address: *603000, Nizhny Novgorod, M.Gorky sq., Post House* Ground: *The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter capital of this person* Ground occurrence date: *24.10.1997*	0,00279%	---
Name: *Limited Liability Company "Agrofirm "REANTA"* Location: *Yoshkar-Ola, Chavaina blvd.. 11 a* Mail address: *424000, Yoshkar-Ola, Chavaina blvd.. 11 a* Ground: *The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter capital of this person* Ground occurrence date: *1.12.2002*	---	---
Name: *Limited Liability Company "Vyatka – Page"* Location: *Kirov, Uralskaya str., 1* Mail address: *610016, Kirov, Uralskaya str., 1* Ground: *The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter capital of this person* Ground occurrence date: *1.12.2002*	---	---
Name: *Limited Liability Company "Vyatskaya cellular communication"* Location: *Kirov, Uralskaya str., 1* Mail address: *610021, Kirov, Vorovskogo str., 119* Ground: *The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter capital of this person* Ground occurrence date: *1.12.2002*	---	---
Name: *Limited Liability Company "Radio –Resonance"* Location: *Nizhny Novgorod, Okskiy siezd,, 8* Mail address: *603022. Nizhny Novgorod, Okskiy siezd,, 8* Ground: *The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter capital of this person* Ground occurrence date: *8.12.1997*	---	---
Name: *Limited Liability Company "Udmurtskie cellular networks – 450"* Location: *Izhevsk, Pushkinskaya str., 206* Mail address: *426034, Izhevsk, Pushkinskaya str., 206* Ground: *The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter capital of this person* Ground occurrence date: *1.12.2002*	---	---
Name: *Limited Liability Company "Private security enterprise "ROS"* Location: *Penza, Dzerzhinskogo str., 30*	---	---

Mail address: *440062, Penza, Dzerzhinskogo str., 30* Ground: *The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter capital of this person* Ground occurrence date: *1.12.2002*		
Name: *Open Joint Stock Company "Informational commercial networks "OMRIX"* Location: *Orenburg, Tereshkovoi str., 10* Mail address: *460018, Orenburg, Tereshkovoi str., 10* Ground: *The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter capital of this person* Ground occurrence date: *1.12.2002*	---	---
Name: *Open Joint Stock Company "Telecom"* Location: *Orenburg, Tereshkovoi str., 257* Mail address: *460050, Orenburg, Tereshkovoi str., 257* Ground: *The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter capital of this person* Ground occurrence date: *1.12.2002*	---	---
Name: *Closed Joint Stock Company Joint Venture "Marpaging"* Location: *Yoshkar-Ola, Sovietskaya str., 138* Mail address: *424000. Yoshkar-Ola, Sovietskaya str., 138* Ground: *The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter capital of this person* Ground occurrence date: *1.12.2002*	---	---
Name: *Closed Joint Stock Company Joint Venture "Puls – Radio"* Location: *Yoshkar-Ola, Sovietskaya str., 138* Mail address: *424000, Yoshkar-Ola, Sovietskaya str., 138* Ground: *The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter capital of this person* Ground occurrence date: *1.12.2002*	---	---
Name: *Joint Venture Limited Liability Company "Izhcom"* Location: *Izhevsk, Pushkinskaya str., 278* Mail address: *426057, Izhevsk, K.Marx str., 206* Ground: *The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter capital of this person* Ground occurrence date: *1.12.2002*	---	---

CHANGES in the List of affiliated persons of OJSC "VolgaTelecom" occurred in the report quarter

1. Based on the resolution of the general meeting of stockholders of OJSC "VolgatElecom" of 27.06.2003, a new structure of the company's Board of directors had been elected, due to this, the following changes were introduced into the list of OJSC "VolgaTelecom" affiliated persons:

1.1. **Excluded** from the List of affiliated persons are the following natural persons who earlier were members of the Board of directors of OJSC "VolgaTelecom":

Affiliated person
COMPLETE NAME:: **Kozin Vladimir Vladimirovich** Residence location: ***Moscowa*** Ground: ***the person is a member of the Board of directors (supervisory board) of the joint stock company*** Ground occurrence date: ***26.03.2003***

1.2. **Included** into the List of affiliated persons are the following natural persons:

Affiliated person
COMPLETE NAME:: ***Bobin Maxim Viktorovich*** Residence location: ***Mytishchy town of Moscow Region*** Ground: ***the person is a member of the Board of directors (supervisory board) of the joint stock company*** Ground occurrence date: ***27.06.2003***
COMPLETE NAME:: ***Grigorieva Alla Borisovna*** Residence location: ***Moscow*** Ground: ***the person is a member of the Board of directors (supervisory board) of the joint stock company*** Ground occurrence date: ***27.06.2003***
COMPLETE NAME:: ***Dudchenko Vladimir Vladimirovich*** Residence location: ***Moscow*** Ground: ***the person is a member of the Board of directors (supervisory board) of the joint stock company*** Ground occurrence date: ***27.06.2003***
COMPLETE NAME:: ***Zabuzova Elena Viktorovna*** Residence location: ***Moscow***

Ground: ***the person is a member of the Board of directors (supervisory board) of the joint stock company*** Ground occurrence date: ***27.06.2003***
COMPLETE NAME:: ***Lopatin Alexander Vladimirovich*** Residence location: ***Moscow*** Ground: ***the person is a member of the Board of directors (supervisory board) of the joint stock company*** Ground occurrence date: ***27.06.2003***
COMPLETE NAME:: ***Lyulin Vladimir Fedorovich*** Residence location: ***Nizhny Novgorod*** Ground: ***the person is a member of the Board of directors (supervisory board) of the joint stock company*** Ground occurrence date: ***27.06.2003***
COMPLETE NAME:: ***Romskiy Georgiy Alekseevich*** Residence location: ***Moscow*** Ground: ***the person is a member of the Board of directors (supervisory board) of the joint stock company*** Ground occurrence date: ***27.06.2003***
COMPLETE NAME:: ***Savchenko Victor Dmitrievich*** Residence location: ***Moscow*** Ground: ***the person is a member of the Board of directors (supervisory board) of the joint stock company*** Ground occurrence date: ***27.06.2003***
COMPLETE NAME:: ***Fedorov Oleg Romanovich*** Residence location: ***Moscow*** Ground: ***the person is a member of the Board of directors (supervisory board) of the joint stock company*** Ground occurrence date: ***27.06.2003***
COMPLETE NAME:: ***Chernogorodskiy Sergey Valerievich*** Residence location: ***Moscow*** Ground: ***the person is a member of the Board of directors (supervisory board) of the joint stock company*** Ground occurrence date: ***27.06.2003***
COMPLETE NAME:: ***Yurchenko Evgeniy Valerievich*** Residence location: ***Moscow*** Ground: ***the person is a member of the Board of directors (supervisory board) of the joint stock company*** Ground occurrence date: ***27.06.2003***

2. Based on the resolution of the Board of directors of OJSC "VolgaTelecom" of 15.07.2003 a new structure of the company's Management board had been formed, due to this the following changes into the list of affiliated persons of OJSC "VolgaTelecom" were introduced:

2.1. **Excluded** from the List of affiliated persons are the following persons who earlier were members of the Management board of OJSC "VolgaTelecom":

COMPLETE NAME: ***Zaraiskiy Victor Yakovlevich*** Residence location: ***Cheboksary*** Ground: ***the person is a member of joint executive body of the joint stock company*** Ground occurrence date: ***10.04.2003***
COMPLETE NAME: ***Zinoviev Alexander Nikolaevich*** Residence location: ***Orenburg*** Ground: ***the person is a member of joint executive body of the joint stock company*** Ground occurrence date: ***10.04.2003***
COMPLETE NAME: ***Karyukanov Anatoliy Sergeevich*** Residence location: ***Ulyanovsk*** Ground: ***the person is a member of joint executive body of the joint stock company*** Ground occurrence date: ***10.04.2003***
COMPLETE NAME: ***Nazarov Victor Markovich***

Residence location: ***Penza***
Ground: ***the person is a member of joint executive body of the joint stock company***
Ground occurrence date: ***10.04.2003***

COMPLETE NAME: ***Popovskiy Valery Petrovich***
Residence location: ***Kirov***
Ground: ***the person is a member of joint executive body of the joint stock company***
Ground occurrence date: ***10.04.2003***

COMPLETE NAME: ***Fomichev Sergey Mironovich***
Residence location: ***Izhevsk***
Ground: ***the person is a member of joint executive body of the joint stock company***
Ground occurrence date: ***10.04.2003***

COMPLETE NAME: ***Shubin Ivan Ivanovich***
Residence location: ***Saransk***
Ground: ***the person is a member of joint executive body of the joint stock company***
Ground occurrence date: ***10.04.2003***

2.1. **Included** into the List of affiliated persons are the following natural persons:

COMPLETE NAME: ***Arakcheev Alexander Vasilievich***
Residence location: ***Nizhny Novgorod***
Ground: ***the person is a member of joint executive body of the joint stock company***
Ground occurrence date: ***15.07.2003***

COMPLETE NAME: ***Vystorop Vasiliy Petrovich***
Residence location: ***Nizhny Novgorod***
Ground: ***the person is a member of joint executive body of the joint stock company***
Ground occurrence date: ***15.07.2003***

COMPLETE NAME: ***Grigorieva Lyubov Ivanovna***
Residence location: ***Nizhny Novgorod***
Ground: ***the person is a member of joint executive body of the joint stock company***
Ground occurrence date: ***15.07.2003***

COMPLETE NAME: ***Dyakonov Mikhail Vasilievich***
Residence location: ***Nizhny Novgorod***
Ground: ***the person is a member of joint executive body of the joint stock company***
Ground occurrence date: ***15.07.2003***

COMPLETE NAME: ***Evdokimov Oleg Lvovich***
Residence location: ***Nizhny Novgorod***
Ground: ***the person is a member of joint executive body of the joint stock company***
Ground occurrence date: ***15.07.2003***

COMPLETE NAME: ***Elkin Sergey Leonidovich***
Residence location: ***Samara***
Ground: ***the person is a member of joint executive body of the joint stock company***
Ground occurrence date: ***15.07.2003***

COMPLETE NAME: ***Kirillov Alexander Ivanovich***
Residence location: ***Yoshkar-Ola***
Ground: ***the person is a member of joint executive body of the joint stock company***
Ground occurrence date: ***15.07.2003***

COMPLETE NAME: ***Kormilitsyna Lyudmila Alekseevna***
Residence location: ***Moscow***
Ground: ***the person is a member of joint executive body of the joint stock company***
Ground occurrence date: ***15.07.2003***

COMPLETE NAME: ***Korolkov Oleg Animpadistovich***

Residence location: ***Saratov*** Ground: ***the person is a member of joint executive body of the joint stock company*** Ground occurrence date: ***15.07.2003***
COMPLETE NAME: ***Popkov Nikolai Ivanovich*** Residence location: ***Nizhny Novgorod*** Ground: ***the person is a member of joint executive body of the joint stock company*** Ground occurrence date: ***15.06.2003***
COMPLETE NAME: ***Sipatova Taisiya Mikhailovna*** Residence location: ***Nizhny Novgorod*** Ground: ***the person is a member of joint executive body of the joint stock company*** Ground occurrence date: ***15.07.2003***
COMPLETE NAME: ***Sklyarov Ivan Petrovich*** Residence location: ***Nizhny Novgorod*** Ground: ***the person is a member of joint executive body of the joint stock company*** Ground occurrence date: ***15.07.2003***
COMPLETE NAME: ***Shchukina Elvira Konstantinovna*** Residence location: ***Nizhny Novgorod*** Ground: ***the person is a member of joint executive body of the joint stock company*** Ground occurrence date: ***15.07.2003***
COMPLETE NAME: ***Lyulin Vladimir Fedorovich*** Residence location: ***Nizhny Novgorod*** Ground: ***the person is a member of joint executive body of the joint stock company*** Ground occurrence date: ***15.07.2003***

The list of affiliated entities

Open Joint Stock Company "VolgaTelecom"

(issuer's code: 00137 – A)

as of 30.06.2003

Legal affiliated entities:

№	Full company's name	Location and mail address	Date of event, after which the entity is affiliated according to RF legislation	The ground of being affiliated according to RF legislation	Share in Charter capital of OJSC "VolgaTelecom", owned by affiliated entities
1	2	3	4	5	6
1	Open Joint-Stock Company "Investment Telecommunication Company"	RF, Moscow, Plushchikha str.,.55, bld.2; 119121, RF, Moscow, Plushchikha str.,.55, bld. 2	10.10.1995	Persons, entitled to more than 20.0% of total number of votes, assigned to stocks (investments, shares), which form the Charter Capital of this legal entity	38,0035
2	CJSC "Nizhny Novgorod cellular communication"	RF, N.Novgorod, M. Gorky sq., Post House RF, 603000, N.Novgorod, M. Gorky sq., Post House	30.03.1995	Legal entity in which OJSC "VolgaTelecom" is entitled to more than 20% of the total number of votes, assigned to stocks (investments, shares), which form the Charter capital of this legal entity	---
3	CJSC "Nizhegorodteleservice"	RF, N.Novgorod, M. Gorky sq., Post House RF, 603107,	26.02.1997	Legal entity in which OJSC "VolgaTelecom" is entitled to more than 20% of the total number of votes, assigned to stocks (investments, shares), which form	---

		N.Novgorod, Zhukov sq., 3		the Charter capital of this legal entity	
4	Non-profit organization non-governmental pension fund "Doverie"	RF, N.Novgorod, M. Gorky sq., Post House RF, 603000, N.Novgorod, M. Gorky sq., Post House	24.10.1997	Legal entity in which OJSC "VolgaTelecom" is entitled to more than 20% of the total number of votes, assigned to stocks (investments, shares), which form the Charter capital of this legal entity	0,00279
5	CJSC "Transsvyaz"	RF, N.Novgorod, Chaadaev str., 2 603950, RF, N.Novgorod, GSP – 1273, Gordeevskaya str., 5, office 306	03.06.1997	Legal entity in which OJSC "VolgaTelecom" is entitled to more than 20% of the total number of votes, assigned to stocks (investments, shares), which form the Charter capital of this legal entity	---
6	LLC "Radio-Resonance"	RF, N.Novgorod, Okskiy syezd, 8 RF, 603022, N.Novgorod, Okskiy syezd, 8	08.12.1997	Legal entity in which OJSC "VolgaTelecom" is entitled to more than 20% of the total number of votes, assigned to stocks (investments, shares), which form the Charter capital of this legal entity	---
7	CJSC "Nizhegorodskyi radiotelephone"	RF, N.Novgorod, M. Gorky sq., Post House RF, 603000, N.Novgorod, M. Gorky sq., Post House	26.08.1999	Legal entity in which OJSC "VolgaTelecom" is entitled to more than 20% of the total number of votes, assigned to stocks (investments, shares), which form the Charter capital of this legal entity	---
8	CJSC "Sotel – Nizhny Novgorod"	RF, Nizhny Novgorod, Sovietskaya sq., 2	06.04.1998	Legal entity in which OJSC "VolgaTelecom" is entitled to more than 20% of the total number of votes, assigned	---

		RF, 603600, Nizhny Novgorod, GSP-57, Sovietskaya sq., 2		to stocks (investments, shares), which form the Charter capital of this legal entity	
9	LLC "Vyatka - Page"	RF, Kirov, Uralskaya str., 1 610017, RF, Kirov, Oktyabrskyi av., 115	01.12.2002	Legal entity in which OJSC "VolgaTelecom" is entitled to more than 20% of the total number of votes, assigned to stocks (investments, shares), which form the Charter capital of this legal entity	---
10	LLC "Vyatskaya cellular communication"	RF, Kirov, Uralskaya str., 1 610021, RF, Kirov, Vorovskogo str., 119	01.12.2002	Legal entity in which OJSC "VolgaTelecom" is entitled to more than 20% of the total number of votes, assigned to stocks (investments, shares), which form the Charter capital of this legal entity	---
11	CJSC "Penza – Mobile"	RF, Penza, Kuprikhina str., 1/3 440035, RF, Penza, Popov str., 2 a	01.12.2002	Legal entity in which OJSC "VolgaTelecom" is entitled to more than 20% of the total number of votes, assigned to stocks (investments, shares), which form the Charter capital of this legal entity	---
12	LLC "Private security enterprise "ROS"	RF, Penza, Dzerzhinskogo str., 30 440062, RF, Penza, Dzerzhinskogo str., 30	01.12.2002	Legal entity in which OJSC "VolgaTelecom" is entitled to more than 20% of the total number of votes, assigned to stocks (investments, shares), which form the Charter capital of this legal entity	---
13	CJSC "Orenburg – GSM"	RF, Orenburg, Avtomatiki av.,8 460048, RF, Orenburg, Avtomatiki av.,8	01.12.2002	Legal entity in which OJSC "VolgaTelecom" is entitled to more than 20% of the total number of votes, assigned to stocks (investments, shares), which form the Charter capital of this legal entity	---
14	OJSC "Informational commercial networks "OMRIX"	RF, Orenburg, Tereshkovoy str., 10	01.12.2002	Legal entity in which OJSC "VolgaTelecom" is entitled to more than 20% of the total number of votes, assigned	---

		460018, RF, Orenburg, Tereshkovoy str., 10		to stocks (investments, shares), which form the Charter capital of this legal entity	
15	OJSC "Telecom"	RF, Orenburg, Tereshkovoy str.,, 257 460050, RF, Orenburg, Tereshkovoy str.,, 257	01.12.2002	Legal entity in which OJSC "VolgaTelecom" is entitled to more than 20% of the total number of votes, assigned to stocks (investments, shares), which form the Charter capital of this legal entity	---
16	CJSC "Narodnyi Telephone Saratov"	RF, Saratov, Kiseleva str., 40 410600, RF, Saratov, Kiseleva str., 40	01.12.2002	Legal entity in which OJSC "VolgaTelecom" is entitled to more than 20% of the total number of votes, assigned to stocks (investments, shares), which form the Charter capital of this legal entity	---
17	CJSC "Saratov - Mobile"	RF, Saratov, Kiseleva str., 40 410004, RF, Saratov, Chernyshevskogo str., 88, bld., 5	01.12.2002	Legal entity in which OJSC "VolgaTelecom" is entitled to more than 20% of the total number of votes, assigned to stocks (investments, shares), which form the Charter capital of this legal entity	---
18	CJSC "Cellular communication of Mordoviya"	RF, Saransk, Bolshevistskaya str., 13. 430000, RF, Saransk, Kommunisticheskaya str., 52	01.12.2002	Legal entity in which OJSC "VolgaTelecom" is entitled to more than 20% of the total number of votes, assigned to stocks (investments, shares), which form the Charter capital of this legal entity	---
19	CJSC "TeleSvyazInform"	RF, Saransk, Bolshevistskaya str., 13. 430000, RF, Saransk, Bolshevistskaya str., 13.	01.12.2002	Legal entity in which OJSC "VolgaTelecom" is entitled to more than 20% of the total number of votes, assigned to stocks (investments, shares), which form the Charter capital of this legal entity	---

20	CJSC “Ulyanovsk – GSM”	RF, Ulyanovsk, L.Tolstogo str., 60 432063, RF, Ulyanovsk, Goncharova str., 52	01.12.2002	Legal entity in which OJSC “VolgaTelecom” is entitled to more than 20% of the total number of votes, assigned to stocks (investments, shares), which form the Charter capital of this legal entity	---
21	CJSC “Digital telecommunications”	RF, Cheboksary, Gagarina str., 20 a 428000, RF, Cheboksary, Gagarina str., 20 a	01.12.2002	Legal entity in which OJSC “VolgaTelecom” is entitled to more than 20% of the total number of votes, assigned to stocks (investments, shares), which form the Charter capital of this legal entity	0,000558
22	CJSC “Chery – Page”	RF, Cheboksary, K.Ivanova str., 83 428018, RF, Cheboksary, K.Ivanova str., 83	01.12.2002	Legal entity in which OJSC “VolgaTelecom” is entitled to more than 20% of the total number of votes, assigned to stocks (investments, shares), which form the Charter capital of this legal entity	---
23.	CJSC “Chuvashiya Mobile”	RF, Cheboksary, K.Ivanova str., 83 428018, RF, Cheboksary, K.Ivanova str., 83	01.12.2002	Legal entity in which OJSC “VolgaTelecom” is entitled to more than 20% of the total number of votes, assigned to stocks (investments, shares), which form the Charter capital of this legal entity	---
24	CJSC “Puls – Radio Yoshkar-Ola”	RF, Yoshkar-Ola, Sovietskaya str., 138 424000, RF, Yoshkar-Ola, Sovietskaya str., 138	01.12.2002	Legal entity in which OJSC “VolgaTelecom” is entitled to more than 20% of the total number of votes, assigned to stocks (investments, shares), which form the Charter capital of this legal entity	---
25	LLC “Agrocompany “REANTA”	RF, Yoshkar-Ola, Chavaina blvd., 11 a 424000, RF, Yoshkar-	01.12.2002	Legal entity in which OJSC “VolgaTelecom” is entitled to more than 20% of the total number of votes, assigned to stocks (investments, shares), which form	---

		Ola, Chavaina blvd., 11 a		the Charter capital of this legal entity	
26	JV CJSC "MarPaging"	RF, Yoshkar-Ola, Sovietskaya str., 138 424000, RF, Yoshkar-Ola, Sovietskaya str., 138	01.12.2002	Legal entity in which OJSC "VolgaTelecom" is entitled to more than 20% of the total number of votes, assigned to stocks (investments, shares), which form the Charter capital of this legal entity	---
27	JV CJSC "Puls – Radio"	RF, Yoshkar-Ola, Sovietskaya str., 138 424000, RF, Yoshkar-Ola, Sovietskaya str., 138	01.12.2002	Legal entity in which OJSC "VolgaTelecom" is entitled to more than 20% of the total number of votes, assigned to stocks (investments, shares), which form the Charter capital of this legal entity	---
28	CJSC "Commercial bank "C – Bank"	RF, Izhevsk, Lenina str., 6 426057, RF, Izhevsk, Lenina str., 6	01.12.2002	Legal entity in which OJSC "VolgaTelecom" is entitled to more than 20% of the total number of votes, assigned to stocks (investments, shares), which form the Charter capital of this legal entity	0,05197
29	CJSC "Digital networks of Udmurtiya – 900"	RF, Izhevsk, Pushkinskaya str., 278 426003, RF, Izhevsk, V.Sivkova str., 86	01.12.2002	Legal entity in which OJSC "VolgaTelecom" is entitled to more than 20% of the total number of votes, assigned to stocks (investments, shares), which form the Charter capital of this legal entity	0,00976
30	Non-government pension fund "Region – Sviyaz"	RF, Izhevsk, Pushkinskaya str., 278 426008, RF, Izhevsk, Pushkinskaya str., 278	01.12.2002	Legal entity in which OJSC "VolgaTelecom" is entitled to more than 20% of the total number of votes, assigned to stocks (investments, shares), which form the Charter capital of this legal entity	---
31	LLC "Udmurtskie cellular networks – 450"	RF, Izhevsk, Pushkinskaya str., 206 426034, RF, Izhevsk, Pushkinskaya str., 206	01.12.2002	Legal entity in which OJSC "VolgaTelecom" is entitled to more than 20% of the total number of votes, assigned to stocks (investments, shares), which form the Charter capital of this legal entity	---

32	JV LLC "Izhcom"	RF, Izhevsk, K.Marx str., 206 426057, RF, Izhevsk, K.Marx str., 206	01.12.2002	Legal entity in which OJSC "VolgaTelecom" is entitled to more than 20% of the total number of votes, assigned to stocks (investments, shares), which form the Charter capital of this legal entity	---
33	CJSC "Samara – Telecom"	RF, Samara, Polevaya str., 43 443001, RF, Samara, Polevaya str., 43	01.12.2002	Legal entity in which OJSC "VolgaTelecom" is entitled to more than 20% of the total number of votes, assigned to stocks (investments, shares), which form the Charter capital of this legal entity	---

Natural affiliated persons:

№	Surname, name, patronymic	Residence address	Date of event, after which the person is affiliated according to RF legislation	The ground of being affiliated according to RF legislation	Share in Charter capital of OJSC "VolgaTelecom", owned by affiliated entities
1	2	3	4	5	6
1	Arakcheev Alexander Vasilievich	Nizhny Novgorod	10.04.2003	Deputy to the chairman of the management board of OJCS "VolgaTelecom"	0,06122
2	Bobin Maxim Viktorovich	Mytishchy town of Moscow region	26.03.2003	Member of the Board of directors of OJCS "VolgaTelecom"	---
3	Vystorop Vasilyi Petrovich	Nizhny Novgorod	10.04.2003	Member of the management board of OJCS "VolgaTelecom"	---
4	Grogorieva Alla Borisovna	Moscow	26.03.2003	Member of the Board of directors of OJCS "VolgaTelecom"	0,00061
5	Grigorieva Lyubov Ivanovna	Nizhny Novgorod	10.04.2003	Member of the management board of OJCS "VolgaTelecom"	0,01192

6	Dyakonov Mikhail Vasilievich	Nizhny Novgorod	10.04.2003	Member of the management board of OJCS "VolgaTelecom"	---
7	Dudchenko Vladimir Vladimirovich	Moscow	26.03.2003	Member of the Board of directors of OJCS "VolgaTelecom"	---
8	Evdokimov Oleg Lvovich	Nizhny Novgorod	10.04.2003	Member of the management board of OJCS "VolgaTelecom"	0,00016
9	Elkin Sergey Leonidovich	Samara	10.04.2003	Member of the management board of OJCS "VolgaTelecom"	0,04756
10	Zabuzova Elena Viktorovna	Moscow	26.03.2003	Member of the Board of directors of OJCS "VolgaTelecom"	---
11	Zaraiskiy Victor Yakovlevich	Cheboksary	10.04.2003	Member of the management board of OJCS "VolgaTelecom"	0,00983
12	Zinoviev Alexander Nikolaevich	Orenburg	10.04.2003	Member of the management board of OJCS "VolgaTelecom"	0,07907
13	Karyukanov Anatoly Sergeevich	Ulyanovsk	10.04.2003	Member of the management board of OJCS "VolgaTelecom"	0.01805
14	Kirillov Alexander Ivanovich	Yoshkar-Ola	10.04.2003	Member of the management board of OJCS "VolgaTelecom"	0,06681
15	Kozin Vladimir Vladimirovich	Moscow	26.03.2003	Member of the Board of directors of OJCS "VolgaTelecom"	---
16	Kormilitsyna Lyudmila Alekseevna	Moscow	10.04.2003	Member of the management board of OJCS "VolgaTelecom"	---
17	Korolkov Oleg Animpadistovich	Saratov	10.04.2003	Member of the management board of OJCS "VolgaTelecom"	0,10259
18	Lyulin Vladimir Fedorovich	Nizhny Novgorod	26.03.2003 10.04.2003	General Director, deputy to the Chairman of the Board of directors, Chairman of the management board of OJCS "VolgaTelecom"	0,18588
19	Nazarov Victor Markovich	Penza	10.04.2003	Member of the management board of OJCS "VolgaTelecom"	0,05492
20	Popkov Nikolai Ivanovich	Nizhny Novgorod	10.04.2003	Member of the management board of OJCS "VolgaTelecom"	---

21	Popovskiy Valery petrovich	Kirov	10.04.2003	Member of the management board of OJCS "VolgaTelecom"	0.01723
22	Romskiy Georgiy Alekseevich	Moscow	26.03.2003	Member of the Board of directors of OJCS "VolgaTelecom"	---
23	Savchenko Victor Dmitrievich	Moscow	26.03.2003	Member of the Board of directors of OJCS "VolgaTelecom"	---
24	Sipatova Taisiya Mikhailovna	Nizhny Novgorod	10.04.2003	Member of the management board of OJCS "VolgaTelecom"	---
25	Sklyarov Ivan Petrovich	Nizhny Novgorod	10.04.2003	Member of the management board of OJCS "VolgaTelecom"	0,00103
26	Fedorov Oleg Romanovich	Moscow	26.03.2003	Member of the Board of directors of OJCS "VolgaTelecom"	---
27	Fomichev Sergey Mironovich	Izhevsk	10.04.2003	Member of the management board of OJCS "VolgaTelecom"	0.00101
28	Chernogorodskiy Sergey Valerievich	Moscow	26.03.2003	Member of the Board of directors of OJCS "VolgaTelecom"	---
29	Shubin Ivan Ivanovich	Saransk	10.04.2003	Member of the management board of OJCS "VolgaTelecom"	0.01864
30	Shchukina Elvira Konstantinovna	Nizhny Novgorod	10.04.2003	Member of the management board of OJCS "VolgaTelecom"	---
31	Yurchenko Evgeniy Valerievich	Moscow	26.03.2003	Chairman of the Board of directors of OJCS "VolgaTelecom"	---

Deputy general director
of corporate development of
OJSC "VolgaTelecom"


Открытое акционерное общество "ВолгаТелеком" * г. Нижний Новгород *
ВолгаТелеком

L.I. Grigorieva

The list of affiliates of

Open joint-stock company "VolgaTelecom"

(code of the issuer: 00137 - A)

31.03.2003.

Legal affiliates:

№	Long title	Location and mail address	Date of occurrence of the legal basis by virtue of which the person is an affiliate according to the legislation of the Russian Federation	The legal basis by virtue of which the person is an affiliate according to the legislation of the Russian Federation	The equity stake in charter capital of OJSC " VolgaTelecom " belonging to affiliates
1	2	3	4	5	6
1	Open joint-stock company « Investment company of telecommunication »	The Russian Federation, Moscow, street Plyuschikha, №.55, suite 2 119121 The Russian Federation, Moscow, street Plyuschikha, №.55, suite 2	10.10.1995	Persons, whose shares (contributions, equity) making charter (equuity) the capital of the specified legal person who have the right to dispose of more than 20 % of the total amount of the votes	38,0035
2	CJSC «Nizhniy Novgorod cellular communication»	RF, N.Novgorod, M.Gorky sq., Post House	30.03.1995	The legal person, in which OJSC "VolgaTelecom" has the right to dispose of more than 20,0 % of total amount of the votes, falling on shares (contributions,	---

		603000, RF, N.Novgorod, M.Gorky sq., Post House		equity), making the charter capital of the specified legal person	
3	CJSC "Nizhegorodteleservice"	RF, N.Novgorod, M.Gorky sq., Post House 603107, RF, N.Novgorod, Zhukov sq., 3	26.02.1997	The legal person, in which OJSC "VolgaTelecom" has the right to dispose of more than 20,0 % of total amount of the votes, falling on shares (contributions, equity), making the charter capital of the specified legal person	---
4	Non-profit organization non-state pension fund "Doverie"	RF, N.Novgorod, M.Gorky sq., Post House 603000, RF, N.Novgorod, M.Gorky sq., Post House	24.10.1997	The legal person, in which OJSC "VolgaTelecom" has the right to dispose of more than 20,0 % of total amount of the votes, falling on shares (contributions, equity), making the charter capital of the specified legal person	0,00279
5	CJSC "Transsvjaz"	RF, N.Novgorod, Chaadayev street, 2 603950, RF, N.Novgorod, GSP – 1273, Gordeyevskaya street, 5, r. 306	03.06.1997	The legal person, in which OJSC "VolgaTelecom" has the right to dispose of more than 20,0 % of total amount of the votes, falling on shares (contributions, equity), making the charter capital of the specified legal person	---
6	LLC "Radio-Resonance"	RF, N.Novgorod, Oksky Syezd, 8 603022, RF, N.Novgorod, Oksky Syezd, 8	08.12.1997	The legal person, in which OJSC "VolgaTelecom" has the right to dispose of more than 20,0 % of total amount of the votes, falling on shares (contributions, equity), making the charter capital of the specified legal person	---

7	CJSC «Ericsson-Svyaz»	RF, N.Novgorod, Gagarin pr., 37 603129, RF, N.Novgorod, Yanka Kupala str., 10	25.05.1998	The legal person, in which OJSC "VolgaTelecom" has the right to dispose of more than 20,0 % of total amount of the votes, falling on shares (contributions, equity), making the charter capital of the specified legal person	---
8	CJSC «Nizhniy Novgorod radio telephone»	RF, N.Novgorod, M.Gorky sq., Post House 603000, RF, N.Novgorod, M.Gorky sq., Post House	26.08.1999	The legal person, in which OJSC "VolgaTelecom" has the right to dispose of more than 20,0 % of total amount of the votes, falling on shares (contributions, equity), making the charter capital of the specified legal person	---
9	CJSC «Sotel - Nizhniy Novgorod»	RF, N.Novgorod, Sovetskaya sq., 2 603600, RF, N.Novgorod, GSP – 57 Sovetskaya sq, 2	06.04.1998	The legal person, in which OJSC "VolgaTelecom" has the right to dispose of more than 20,0 % of total amount of the votes, falling on shares (contributions, equity), making the charter capital of the specified legal person	---
10	LLC «Vyatka - Page»	RF, Kirov, Uralskaya street, 1 610017, RF, Kirov, Oktyabrsky pr., 115	01.12.2002	The legal person, in which OJSC "VolgaTelecom" has the right to dispose of more than 20,0 % of total amount of the votes, falling on shares (contributions, equity), making the charter capital of the specified legal person	---
11	LLC «Vyatka cellular communication»	RF, Kirov, Uralskaya street,1 610021, RF, Kirov, Vorovsky str., 119	01.12.2002	The legal person, in which OJSC "VolgaTelecom" has the right to dispose of more than 20,0 % of total amount of the votes, falling on shares (contributions, equity), making the charter capital of the specified legal person	---
12	CJSC «Penza - Mobile»	RF, Penza, Kuprikhin str., 1/3	01.12.2002	The legal person, in which OJSC "VolgaTelecom" has the right to dispose of more than 20,0 % of total amount of the	---

		440035, RF, Penza, Popov str., 2 a		votes, falling on shares (contributions, equity), making the charter capital of the specified legal person	
13	LLC «Private security enterprise "ROS"»	RF, Penza, Dzerzhinsky str., 30 440062, RF, Penza, Dzerzhinsky str., 30	01.12.2002	The legal person, in which OJSC "VolgaTelecom" has the right to dispose of more than 20,0 % of total amount of the votes, falling on shares (contributions, equity), making the charter capital of the specified legal person	---
14	CJSC «Orenburg - GSM»	RF, Orenburg, pr. Avtomatiki,8 460048, RF, Orenburg, pr. Avtomatiki,8	01.12.2002	The legal person, in which OJSC "VolgaTelecom" has the right to dispose of more than 20,0 % of total amount of the votes, falling on shares (contributions, equity), making the charter capital of the specified legal person	---
15	OJSC "Information commercial networks "OMRIKS"	RF, Orenburg, Tereshkova str., 10 460018, RF, Orenburg, Tereshkova str., 10	01.12 2002	The legal person, in which OJSC "VolgaTelecom" has the right to dispose of more than 20,0 % of total amount of the votes, falling on shares (contributions, equity), making the charter capital of the specified legal person	---
16	OJSC "Telesot"	RF, Orenburg, Tereshkova str., 257 460050, RF, Orenburg, Tereshkova str., 257	01.12.2002	The legal person, in which OJSC "VolgaTelecom" has the right to dispose of more than 20,0 % of total amount of the votes, falling on shares (contributions, equity), making the charter capital of the specified legal person	---
17	CJSC «People's Phone Saratov»	RF, Saratov, Kiselyov street, 40 410600, RF, Saratov, Kiselyov street, 40	01.12.2002	The legal person, in which OJSC "VolgaTelecom" has the right to dispose of more than 20,0 % of total amount of the votes, falling on shares (contributions, equity), making the charter capital of the specified legal person	---

18	CJSC «Saratov - Mobile»	RF, Saratov, Kiselyov street, 40 410004, RF, Saratov, Chernyshevsky str., 88, building 5	01.12.2002	The legal person, in which OJSC "VolgaTelecom" has the right to dispose of more than 20,0 % of total amount of the votes, falling on shares (contributions, equity), making the charter capital of the specified legal person	---
19	CJSC «Cellular communication of Mordovia»	RF, г. Саранск, ул. Большевистская, 13. 430000, RF, Saransk, Kommunisticheskaya str., 52	01.12.2002	The legal person, in which OJSC "VolgaTelecom" has the right to dispose of more than 20,0 % of total amount of the votes, falling on shares (contributions, equity), making the charter capital of the specified legal person	---
20	CJSC "TeleSvyazInform"	RF, Saransk, Bolshevistskaya street, 13 430000, RF, Saransk, Bolshevistskaya street, 13	01.12.2002	The legal person, in which OJSC "VolgaTelecom" has the right to dispose of more than 20,0 % of total amount of the votes, falling on shares (contributions, equity), making the charter capital of the specified legal person	---
21	CJSC «Ulyanovsk - GSM»	RF, Ulyanovsk, L.Tolstoy street, 60 432063, RF, Ulyanovsk, Goncharov str., 52	01.12.2002	The legal person, in which OJSC "VolgaTelecom" has the right to dispose of more than 20,0 % of total amount of the votes, falling on shares (contributions, equity), making the charter capital of the specified legal person	---
22	CJSC «Digital telecommunications»	RF, Cheboksary, Gagarin str., 20 a 428000, RF, Cheboksary, Gagarin str., 20 a	01.12.2002	The legal person, in which OJSC "VolgaTelecom" has the right to dispose of more than 20,0 % of total amount of the votes, falling on shares (contributions, equity), making the charter capital of the specified legal person	0,000558
23	CJSC "Chery Page"	RF, Cheboksary, K. Ivanov str., 83 428018, RF,	01.12.2002	The legal person, in which OJSC "VolgaTelecom" has the right to dispose of more than 20,0 % of total amount of the	---

		Cheboksary, K. Ivanov str., 83		votes, falling on shares (contributions, equity), making the charter capital of the specified legal person	
24.	CJSC «Chuvashia Mobile»	RF, Cheboksary, K. Ivanov str., 83 428018, RF, Cheboksary, K. Ivanov str., 83	01.12.2002	The legal person, in which OJSC "VolgaTelecom" has the right to dispose of more than 20,0 % of total amount of the votes, falling on shares (contributions, equity), making the charter capital of the specified legal person	---
25	CJSC «Pulse - Radio Yoshkar Ola»	RF, Yoshkar Ola, Sovetskaya street, 138 424000, RF, Yoshkar Ola, Sovetskaya street, 138	01.12.2002	The legal person, in which OJSC "VolgaTelecom" has the right to dispose of more than 20,0 % of total amount of the votes, falling on shares (contributions, equity), making the charter capital of the specified legal person	---
26	LLC "Agrofirm "REANTA"	RF, Yoshkar Ola, Chavain blrd., 11 a 424000, RF, Yoshkar Ola, Chavain blrd., 11 a	01.12.2002	The legal person, in which OJSC "VolgaTelecom" has the right to dispose of more than 20,0 % of total amount of the votes, falling on shares (contributions, equity), making the charter capital of the specified legal person	---
27	Joint Venture CJSC "MarPaging"	RF, Yoshkar Ola, Sovetskaya street, 138 424000, RF, Yoshkar Ola, Sovetskaya street, 138	01.12.2002	The legal person, in which OJSC "VolgaTelecom" has the right to dispose of more than 20,0 % of total amount of the votes, falling on shares (contributions, equity), making the charter capital of the specified legal person	---
28	Joint Venture CJSC «Pulse-Radio»	RF, Yoshkar Ola, Sovetskaya street, 138 424000, RF, Yoshkar Ola, Sovetskaya street, 138	01.12.2002	The legal person, in which OJSC "VolgaTelecom" has the right to dispose of more than 20,0 % of total amount of the votes, falling on shares (contributions, equity), making the charter capital of the specified legal person	---

29	CJSC "Commercial ban "C-bank"	RF, Izhevsk, Lenin street, 6 426057, RF, Izhevsk, Lenin street, 6	01.12.2002	The legal person, in which OJSC "VolgaTelecom" has the right to dispose of more than 20,0 % of total amount of the votes, falling on shares (contributions, equity), making the charter capital of the specified legal person	0,05197
30	CJSC «Digital networks of Udmurtiya - 900»	RF, Izhevsk, Pushkinskaya street, 278 426008, RF, Izhevsk, Pushkinskaya str., 278	01.12.2002	The legal person, in which OJSC "VolgaTelecom" has the right to dispose of more than 20,0 % of total amount of the votes, falling on shares (contributions, equity), making the charter capital of the specified legal person	0,00976
31	Non-state pension fund "Region - Svyaz"	RF, Izhevsk, Pushkinskaya street, 278 426008, RF, Izhevsk, Pushkinskaya str., 278	01.12.2002	The legal person, in which OJSC "VolgaTelecom" has the right to dispose of more than 20,0 % of total amount of the votes, falling on shares (contributions, equity), making the charter capital of the specified legal person	---
32	LLC «Udmurt cellular networks - 450»	RF Izhevsk, Pushkinskaya street, 206 426034, RF, Izhevsk, Pushkinskaya street, 206	01.12.2002	The legal person, in which OJSC "VolgaTelecom" has the right to dispose of more than 20,0 % of total amount of the votes, falling on shares (contributions, equity), making the charter capital of the specified legal person	---
33	Joint Venture LLC "Izhcom"	RF, Izhevsk, K.Marx street, 206 426057, RF, Izhevsk, K.Marx street, 206	01.12.2002	The legal person, in which OJSC "VolgaTelecom" has the right to dispose of more than 20,0 % of total amount of the votes, falling on shares (contributions, equity), making the charter capital of the specified legal person	---
34	CJSC «Samara-Telecom»	RF, Samara, Polevaya str., 43	01.12.2002	The legal person, in which OJSC "VolgaTelecom" has the right to dispose of more than 20,0 % of total amount of the	---

		443001, RF, Samara, Polevaya str., 43		votes, falling on shares (contributions, equity), making the charter capital of the specified legal person	

Physical affiliates:

№	Surname, name, patronymic	Residence	Date of occurrence of the legal basis by virtue of which the person is an affiliate according to the legislation of the Russian Federation	The legal basis by virtue of which the person is an affiliate according to the legislation of the Russian Federation	Equity stake in charter capital of OJSC "VolgaTelecom" owned by affiliates
1	2	3	4	5	6
1	Arakcheyev Alexander Vasilievich	Nizhniy Novgorod	22.06.1999	Deputy Chairman of Management Board of OJSC "VolgaTelecom"	0,06121
2	Abashin Vladimir Aleksandrovich	Arzamas Nizhniy Novgorod Region	01.12.2000	Board member of OJSC "VolgaTelecom"	0.00829
3	Bakhaev Mikhail Anatolievich	Nizhniy Novgorod	25.06.2001	Member of the Board of directors of OJSC "VolgaTelecom"	0,12141
4	Volkov Vladimir Nikolaevich	Dzerzhinsk The Nizhniy	25.06.2001	Member of the Board of directors of OJSC "VolgaTelecom"	0,00588

		Novgorod Region			
5	Vystorop Vasily Petrovich	Nizhniy Novgorod	01.09.2000	Member of the Board of OJSC "VolgaTelecom"	---
6	Grigorieva Alla Borisovna	Moscow	25.06.2001	Member of the Board of directors of OJSC "VolgaTelecom"	0,00061
7	Grigorieva Lyubov Ivanovna	Nizhniy Novgorod	22.06.1999 25.06.2001	Member of the Board, Member of the Board of directors of OJSC "VolgaTelecom"	0,01192
8	Dyakonov Mikhail Vasilievich	Nizhniy Novgorod	22.06.1999	Board member of OJSC "VolgaTelecom"	---
9	Degtyaryov Vadim Sergeyevich	England, London	28.06.2002	Member of the Board of directors of OJSC "VolgaTelecom"	---
10	Yeliseyeva Valentina Ivanovna	Nizhniy Novgorod	22.06.1999	Board member of OJSC "VolgaTelecom"	0,00415
11	Zabolotny Igor Viktorovich	Moscow	28.06.2002	Member of the Board of directors of OJSC "VolgaTelecom"	---
12	Kuranov Mikhail Andreyevich	Zavolzhye, The Nizhniy Novgorod Region	01.12.2000	Board member of OJSC "VolgaTelecom"	0,01148
13	Lopatin Alexander Vladimirovich	Moscow	28.06.2002	Member of the Board of directors of OJSC "VolgaTelecom"	---
14	Lyulin Vladimir Fedorovich	Nizhniy Novgorod	22.06.1999 25.06.2001	General director, Chairman of Board, Vice-president of the Board of directors of OJSC "VolgaTelecom"	0,18588
15	Lebedev Alexander Ivanovich	Nizhniy Novgorod	22.06.1999	Board member of OJSC "VolgaTelecom"	---
16	Osipova Lyudmila Petrovna	Nizhniy Novgorod	22.06.1999	Board member of OJSC "VolgaTelecom"	0,00219
17	Osipchuk Anton Igorevich	Moscow	25.06.2001	Chairman of the Board of directors of OJSC "VolgaTelecom"	---
18	Timarev Valery Nikolayevich	Uren, The Nizhniy	01.12.2000	Board member of OJSC "VolgaTelecom"	0,00027

		Novgorod Region			
19	Tolstonogov Nikolay Ivanovich	Nizhniy Novgorod	01.07.2000	Board member of OJSC "VolgaTelecom"	0,06737

Deputy general director
of corporate development of
OJSC "VolgaTelecom"


Открытое акционерное общество "ВолгаТелеком" * г.Нижний Новгород *
ВолгаТелеком

L.I. Grigorieva

The list of affiliates

Open joint-stock company "VolgaTelecom"

(code of the issuer: 00137 - A)

as of 01.01.2003.

№	Surname, name, patronymic / Long title	Residence / Location and Mail address	Date of occurrence of the legal basis by virtue of which the person is an affiliate according to the legislation of the Russian Federation	The legal basis by virtue of which the person is an affiliate according to the legislation of the Russian Federation	Equity stake in charter capital of OJSC "VolgaTelecom" owned by affiliates
1	2	3	4	5	6
1	Arakcheyev Alexander Vasilievich	Nizhniy Novgorod	22.06.1999	Member of a joined executive agency of OJSC "VolgaTelecom"	0,06121
2	Abashin Vladimir Aleksandrovich	Arzamas Nizhniy Novgorod Region	01.12.2000	Member of a joined executive agency of OJSC «VolgaTelecom»	0.00829
3	Bakhaev Mikhail Anatolievich	Nizhniy Novgorod	25.06.2001	Member of the board of directors OJSC "VolgaTelecom"	0,12141
4	Volkov Vladimir Nikolaevich	Dzerzhinsk The Nizhniy Novgorod Region	25.06.2001	Member of the board of directors OJSC "VolgaTelecom"	0,00588
5	Vystorop Vasily Petrovich	Nizhniy Novgorod	01.09.2000	Member of a joined executive agency of OJSC «VolgaTelecom»	---

6	Grigorieva Alla Borisovna	Moscow	25.06.2001	Member of the board of directors OJSC "VolgaTelecom"	0,00061
7	Grigorieva Lyubov Ivanovna	Nizhniy Novgorod	22.06.1999 25.06.2001	Member of a joined executive agency, Member of the board of directors OJSC "VolgaTelecom"	0,01192
8	Dyakonov Mikhail Vasilievich	Nizhniy Novgorod	22.06.1999	Member of a joined executive agency of OJSC «VolgaTelecom»	---
9	Degtyaryov Vadim Sergeyevich	England, London	28.06.2002	Member of the board of directors OJSC "VolgaTelecom"	---
10	Yeliseyeva Valentina Ivanovna	Nizhniy Novgorod	22.06.1999	Member of a joined executive agency of OJSC «VolgaTelecom»	0,00415
11	Zabolotny Igor Viktorovich	Moscow	28.06.2002	Member of the board of directors OJSC "VolgaTelecom"	---
12	Kuranov Mikhail Andreyevich	Zavolzhye, The Nizhniy Novgorod Region	01.12.2000	Member of a joined executive agency of OJSC «VolgaTelecom»	0,01148
13	Lopatin Alexander Vladimirovich	Moscow	28.06.2002	Member of the board of directors OJSC "VolgaTelecom"	---
14	Lyulin Vladimir Fedorovich	Nizhniy Novgorod	22.06.1999 25.06.2001	The general director, a member of a joined executive agency Member of the board of directors OJSC "VolgaTelecom"	0,18588
15	Lebedev Alexander Ivanovich	Nizhniy Novgorod	22.06.1999	Member of a joined executive agency of OJSC «VolgaTelecom»	---
16	Osipova Lyudmila Petrovna	Nizhniy Novgorod	22.06.1999	Member of a joined executive agency of OJSC «VolgaTelecom»	0,00219
17	Osipchuk Anton Igorevich	Moscow	25.06.2001	Member of the board of directors OJSC "VolgaTelecom"	---
18	Timarev Valery Nikolayevich	Uren, The Nizhniy Novgorod Region	01.12.2000	Member of a joined executive agency of OJSC «VolgaTelecom»	0,00027
19	Tolstonogov Nikolay Ivanovich	Nizhniy Novgorod	01.07.2000	Member of a joined executive agency of OJSC «VolgaTelecom»	0,06951

20	Open joint-stock company «Investment company of telecommunication »	RF, Moscow, Plyuschikha Street, № 55, suite 2 119121, RF, Moscow, Moscow, Plyuschikha Street, № 55, suite 2	10.10.1995	Persons, whose shares (contributions, equity) making charter (equmty) the capital of the specified legal person who have the right to dispose of more than 20 % of the total amount of the votes	38,00354
21	CJSC «Nizhniy Novgorod cellular communication»	RF, N.Novgorod, M.Gorky sq., Post House 603000, RF, N.Novgorod, M.Gorky sq., Post House	30.03.1995	The legal person, in which OJSC "VolgaTelecom" has the right to dispose of more than 20,0 % of total amount of the votes, falling on shares (contributions, equity), making the charter capital of the specified legal person	---
22	CJSC "Nizhegorodteleservice"	RF, N.Novgorod, M.Gorky sq., Post House 603107, RF, N.Novgorod, Zhukov sq., 3	26.02.1997	The legal person, in which OJSC "VolgaTelecom" has the right to dispose of more than 20,0 % of total amount of the votes, falling on shares (contributions, equity), making the charter capital of the specified legal person	---
23	Non-profit organization non-state pension fund "Doverie"	RF, N.Novgorod, M.Gorky sq., Post House 603000, RF, N.Novgorod, M.Gorky sq., Post House	24.10.1997	The legal person, in which OJSC "VolgaTelecom" has the right to dispose of more than 20,0 % of total amount of the votes, falling on shares (contributions, equity), making the charter capital of the specified legal person	---
24	CJSC "Transsvjaz"	RF, N.Novgorod, Chaadayev street, 2 603950, RF, N.Novgorod,	03.06.1997	The legal person, in which OJSC "VolgaTelecom" has the right to dispose of more than 20,0 % of total amount of the votes, falling on shares (contributions, equity), making the charter capital of the	---

		GSP – 1273, Gordeyevskaya street, 5, r. 306		specified legal person	
25	LLC "Radio-Resonance"	RF, N.Novgorod, Oksky Syezd, 8 603022, RF, N.Novgorod, Oksky Syezd, 8	08.12.1997	The legal person, in which OJSC "VolgaTelecom" has the right to dispose of more than 20,0 % of total amount of the votes, falling on shares (contributions, equity), making the charter capital of the specified legal person	---
26	CJSC «Ericsson-Svyaz»	RF, N.Novgorod, Gagarin pr., 37 603129, RF, N.Novgorod, Yanka Kupala str., 10	25.05.1998	The legal person, in which OJSC "VolgaTelecom" has the right to dispose of more than 20,0 % of total amount of the votes, falling on shares (contributions, equity), making the charter capital of the specified legal person	---
27	CJSC «Nizhniy Novgorod radio telephone»	RF, N.Novgorod, M.Gorky sq., Post House 603000, RF, N.Novgorod, M.Gorky sq., Post House	26.08.1999	The legal person, in which OJSC "VolgaTelecom" has the right to dispose of more than 20,0 % of total amount of the votes, falling on shares (contributions, equity), making the charter capital of the specified legal person	---
28	CJSC «Sotel - Nizhniy Novgorod»	RF, N.Novgorod, Sovetskaya sq., 2 603600, RF, N.Novgorod, GSP – 57 Sovetskaya sq, 2	06.04.1998	The legal person, in which OJSC "VolgaTelecom" has the right to dispose of more than 20,0 % of total amount of the votes, falling on shares (contributions, equity), making the charter capital of the specified legal person	---
29	LLC «Vyatka - Page»	RF, Kirov, Uralskaya street, 1 610017, RF, Kirov, Oktyabrsky pr., 115	01.12.2002	The legal person, in which OJSC "VolgaTelecom" has the right to dispose of more than 20,0 % of total amount of the votes, falling on shares (contributions, equity), making the charter capital of the	---

				specified legal person	
30	LLC «Vyatka cellular communication»	RF, Kirov, Uralskaya street,1 610021, RF, Kirov, Vorovsky str., 119	01.12.2002	The legal person, in which OJSC "VolgaTelecom" has the right to dispose of more than 20,0 % of total amount of the votes, falling on shares (contributions, equity), making the charter capital of the specified legal person	---
31	CJSC «Penza - Mobile»	RF, Penza, Kuprikhin str., 1/3 440035, RF, Penza, Popov str., 2 a	01.12.2002	The legal person, in which OJSC "VolgaTelecom" has the right to dispose of more than 20,0 % of total amount of the votes, falling on shares (contributions, equity), making the charter capital of the specified legal person	---
32	LLC «Private security enterprise "ROS"»	RF, Penza, Dzerzhinsky str., 30 440062, RF, Penza, Dzerzhinsky str., 30	01.12.2002	The legal person, in which OJSC "VolgaTelecom" has the right to dispose of more than 20,0 % of total amount of the votes, falling on shares (contributions, equity), making the charter capital of the specified legal person	---
33	CJSC «Orenburg - GSM»	RF, Orenburg, pr. Avtomatiki,8 460048, RF, Orenburg, pr. Avtomatiki,8	01.12.2002	The legal person, in which OJSC "VolgaTelecom" has the right to dispose of more than 20,0 % of total amount of the votes, falling on shares (contributions, equity), making the charter capital of the specified legal person	---
34	OJSC "Information commercial networks "OMRIKS"	RF, Orenburg, Tereshkova str., 10 460018, RF, Orenburg, Tereshkova str., 10	01.12.2002	The legal person, in which OJSC "VolgaTelecom" has the right to dispose of more than 20,0 % of total amount of the votes, falling on shares (contributions, equity), making the charter capital of the specified legal person	---
35	OJSC "Telesot"	RF, Orenburg, Tereshkova str., 257	01.12.2002	The legal person, in which OJSC "VolgaTelecom" has the right to dispose of more than 20,0 % of total amount of the	---

		460050, RF, Orenburg, Tereshkova str., 257		votes, falling on shares (contributions, equity), making the charter capital of the specified legal person	
36	CJSC «People's Phone Saratov»	RF, Saratov, Kiselyov street, 40 410600, RF, Saratov, Kiselyov street, 40	01.12.2002	The legal person, in which OJSC "VolgaTelecom" has the right to dispose of more than 20,0 % of total amount of the votes, falling on shares (contributions, equity), making the charter capital of the specified legal person	---
37	CJSC «Saratov - Mobile»	RF, Saratov, Kiselyov street, 40 410004, RF, Saratov, Chernyshevsky str., 88, building 5	01.12.2002	The legal person, in which OJSC "VolgaTelecom" has the right to dispose of more than 20,0 % of total amount of the votes, falling on shares (contributions, equity), making the charter capital of the specified legal person	---
38	CJSC «Cellular communication of Mordovia»	RF, г. Саранск, ул. Большевистская, 13. 430000, RF, Saransk, Kommunisticheskaya str., 52	01.12.2002	The legal person, in which OJSC "VolgaTelecom" has the right to dispose of more than 20,0 % of total amount of the votes, falling on shares (contributions, equity), making the charter capital of the specified legal person	---
39	CJSC "TeleSvyazinform"	RF, Saransk, Bolshevistskaya street, 13 430000, RF, Saransk, Bolshevistskaya street, 13	01.12.2002	The legal person, in which OJSC "VolgaTelecom" has the right to dispose of more than 20,0 % of total amount of the votes, falling on shares (contributions, equity), making the charter capital of the specified legal person	---
40	CJSC «Ulyanovsk - GSM»	RF, Ulyanovsk, L.Tolstoy street, 60 432063, RF, Ulyanovsk, Goncharov str., 52	01.12.2002	The legal person, in which OJSC "VolgaTelecom" has the right to dispose of more than 20,0 % of total amount of the votes, falling on shares (contributions, equity), making the charter capital of the specified legal person	---

41	CJSC «Digital telecommunications»	RF, Cheboksary, Gagarin str., 20 a 428000, RF, Cheboksary, Gagarin str., 20 a	01.12.2002	The legal person, in which OJSC "VolgaTelecom" has the right to dispose of more than 20,0 % of total amount of the votes, falling on shares (contributions, equity), making the charter capital of the specified legal person	0,000558
42	CJSC "Chery Page"	RF, Cheboksary, K. Ivanov str., 83 428018, RF, Cheboksary, K. Ivanov str., 83	01.12.2002	The legal person, in which OJSC "VolgaTelecom" has the right to dispose of more than 20,0 % of total amount of the votes, falling on shares (contributions, equity), making the charter capital of the specified legal person	---
43	CJSC «Chuvashia Mobile»	RF, Cheboksary, K. Ivanov str., 83 428018, RF, Cheboksary, K. Ivanov str., 83	01.12.2002	The legal person, in which OJSC "VolgaTelecom" has the right to dispose of more than 20,0 % of total amount of the votes, falling on shares (contributions, equity), making the charter capital of the specified legal person	---
44	CJSC «Pulse - Radio Yoshkar Ola»	RF, Yoshkar Ola, Sovetskaya street, 138 424000, RF, Yoshkar Ola, Sovetskaya street, 138	01.12.2002	The legal person, in which OJSC "VolgaTelecom" has the right to dispose of more than 20,0 % of total amount of the votes, falling on shares (contributions, equity), making the charter capital of the specified legal person	---
45	LLC "Agrofirm "REANTA"	RF, Yoshkar Ola, Chavain blrd., 11 a 424000, RF, Yoshkar Ola, Chavain blrd., 11 a	01.12.2002	The legal person, in which OJSC "VolgaTelecom" has the right to dispose of more than 20,0 % of total amount of the votes, falling on shares (contributions, equity), making the charter capital of the specified legal person	---
46	Joint Venture CJSC "MarPaging"	RF, Yoshkar Ola, Sovetskaya street, 138 424000, RF, Yoshkar Ola,	01.12.2002	The legal person, in which OJSC "VolgaTelecom" has the right to dispose of more than 20,0 % of total amount of the votes, falling on shares (contributions,	---

		Sovetskaya street, 138		equity), making the charter capital of the specified legal person	
47	Joint Venture CJSC «Pulse-Radio»	RF, Yoshkar Ola, Sovetskaya street, 138 424000, RF, Yoshkar Ola, Sovetskaya street, 138	01.12.2002	The legal person, in which OJSC "VolgaTelecom" has the right to dispose of more than 20,0 % of total amount of the votes, falling on shares (contributions, equity), making the charter capital of the specified legal person	---
48	CJSC "Commercial ban "C-bank"	RF, Izhevsk, Lenin street, 6 426057, RF, Izhevsk, Lenin street, 6	01.12.2002	The legal person, in which OJSC "VolgaTelecom" has the right to dispose of more than 20,0 % of total amount of the votes, falling on shares (contributions, equity), making the charter capital of the specified legal person	0,05197
49	CJSC «Digital networks of Udmurtiya - 900»	RF, Izhevsk, Pushkinskaya street, 278 426003, RF, Izhevsk, V. Sivkov street, 86	01.12.2002	The legal person, in which OJSC "VolgaTelecom" has the right to dispose of more than 20,0 % of total amount of the votes, falling on shares (contributions, equity), making the charter capital of the specified legal person	0,00976
50	Non-state pension fund "Region - Svyaz"	RF, Izhevsk, Pushkinskaya street, 278 426008, RF, Izhevsk, Pushkinskaya str., 278	01.12.2002	The legal person, in which OJSC "VolgaTelecom" has the right to dispose of more than 20,0 % of total amount of the votes, falling on shares (contributions, equity), making the charter capital of the specified legal person	---
51	LLC «Udmurt cellular networks - 450»	RF Izhevsk, Pushkinskaya street, 206 426034, RF, Izhevsk, Pushkinskaya street, 206	01.12.2002	The legal person, in which OJSC "VolgaTelecom" has the right to dispose of more than 20,0 % of total amount of the votes, falling on shares (contributions, equity), making the charter capital of the specified legal person	---

52	Joint Venture LLC "Izhcom"	RF, Izhevsk, K.Marx street, 206 426057, RF, Izhevsk, K.Marx street, 206	01.12.2002	The legal person, in which OJSC "VolgaTelecom" has the right to dispose of more than 20,0 % of total amount of the votes, falling on shares (contributions, equity), making the charter capital of the specified legal person	---
53	CJSC «Samara-Telecom»	RF, Samara, Polevaya str., 43 443001, RF, Samara, Polevaya str., 43	01.12.2002	The legal person, in which OJSC "VolgaTelecom" has the right to dispose of more than 20,0 % of total amount of the votes, falling on shares (contributions, equity), making the charter capital of the specified legal person	---

deputy general director


Открытое акционерное общество "ВолгаТелеком" * г.Нижний Новгород *
ВолгаТелеком

Grigorieva

Information on an essential fact (event, action), concerning financial and economic activity of the Issuer

Open joint-stock company "VolgaTelecom"
Location: ***Russian Federation, Nizhniy Novgorod, M. Gorky square, Post House***
Code of the Issuer: ***00137-A***

Date of occurrence of the fact (event, action): ***30.11.2002***
Code of the fact (event, action): ***0300137A30112002***

The long title of the legal person, whose share of participation (equity share) changed:
"ING BANK (EURASIA) ZAO" (CLOSED JOINT-STOCK COMPANY) (nominal holder)

Location and mail address of the legal person:
Russian Federation, Moscow, Krasnaya Presnya street, 31
123022, Russian Federation, Moscow, Krasnaya Presnya street, 31

Equity stake in charter capital of the Issuer before and after the change:
23.077 % - before change,
14.966 % - after change.

The long title of the legal person, whose share of participation (equity share) changed:
Closed joint-stock company "Brunswick UBS Warburg Nominees" (nominal holder)

Location and mail address of the legal person:
Russian Federation, Moscow, Kosmodamianskaya nab., 52, suite 4
115054, Russian Federation, Moscow, Kosmodamianskaya nab., 52, suite 4

Equity stake in charter capital of the Issuer before and after the change:
5.943 % - before change,
4.316 % - after change.

Date from which there were changes of participation share in the charter capital (equity share) of the Issuer:
30.11.2002.

Открытое акционерное общество "ВолгаТелеком" * г. Нижний Новгород *
ВолгаТелеком

Deputy general director
OJSC "VolgaTelecom"
L.I.Grigorieva

Information on an essential fact (event, action), concerning financial and economic activity of the Issuer

Open joint-stock company "VolgaTelecom"
Location: ***Russian Federation, Nizhniy Novgorod, M.Gorky sq., Post House***
Code of the Issuer: ***00137-A***

Date of occurrence of the fact (event, action): 30.11.2002
Code of the fact (event, action): ***0500137A30112002***

The long title of the legal person, whose share of votes in the supreme management body of the Issuer changed:
"ING BANK (EURASIA) ZAO" (CLOSED JOINT-STOCK COMPANY) (nominal holder)

Location and mail address of the legal person:
Russian Federation, Moscow, Krasnaya Presnya str., 31
123022, Russian Federation, Moscow, Krasnaya Presnya str., 31

Share of votes in the supreme management body of the Issuer before and after the change:
27.302 % - before change,
15.[illegible]908 % - after change.

Date of changes of the share of votes in the supreme management body of the Issuer:
30.11.2002.

Открытое акционерное общество "ВолгаТелеком" * г. Нижний Новгород *
ВолгаТелеком

deputy general director
OJSC "VolgaTelecom"

L.I.Grigorieva

Information on an essential fact (event, action), concerning financial and economic activity of the Issuer

Open joint-stock company "VolgaTelecom"
Location: ***Russian Federation, Nizhniy Novgorod, M.Gorky sq., Post House***
Code of the Issuer: ***00137-A***
Date of occurrence of the fact (event, action): 30.11.2002
Code of the fact (event, action): ***0200137A30112002***

Surname, name, patronymic and post of the person.
Equity stake in charter capital (equity share) of the Issuer before and after the change:

Arakcheev Alexander Vasilievich - vice-president of the joint executive agency;
0.17206 % - before change; 0.06122 % - after change.
Abashin Vladimir Aleksandrovich - member of the joint executive agency;
0.02333 % - before change; 0.00829 % - after change.
Bakhaev Mikhail Anatolievich - member of the Board of directors;
0.34125 % - before change; 0.12141 % - after change.
Volkov Vladimir Nikolayevich - member of the Board of directors;
0.01654 % - before change; 0.00589 % - after change.
Grigorieva Alla Borisovna - member of the Board of directors;
0.00171 % - before change; 0.00061 % - after change.
Grigorieva Lyubov Ivanovna - member of the Board of directors,
Member of the joint executive agency;
0.0335 % - before change; 0.01192 % - after change.
Yeliseyeva Valentina Ivanovna - member of the joint executive agency;
0.01167 % - before change; 0.00415 % - after change.
Kireyeva Anastasia Maksimovna - member of the joint executive agency;
0.22079 % - before change; 0.07855 % - after change.
Kuranov Mikhail Andreyevich - member of the joint executive agency;
0,03227 % - before change; 0.01148 % - after change.
Lyulin Vladimir Fedorovich - single executive agency, vice-president of the Board of directors, chairman of the joint executive agency;
0.51203 % - before change; 0,18588 % - after change.
Osipova Lyudmila Petrovna - member of the joint executive agency;
0.00617 % - before change; 0.00219 % - after change.
Timarev Valery Nikolayevich - member of the joint executive agency;
0.00077 % - before change; 0.00027 % - after change.
Tolstonogov Nikolay Ivanovich - member of the joint executive agency;
0.19536 % - before change; 0.0695 % - after change.

Date of change of equity stake in charter capital (equity share) of the issuer:
30.11.2002.

Открытое акционерное общество "ВолгаТелеком" * г. Нижний Новгород *
ВолгаТелеком

Deputy general director
OJSC "VolgaTelecom"
L.I.Grigorieva

Information on an essential fact (event, action), concerning financial and economic activity of the Issuer

Open joint-stock company "VolgaTelecom"
Location: ***Russian Federation, Nizhniy Novgorod, M.Gorky sq., Post House***
Code of the Issuer: ***00137-A***

Date of occurrence of the fact (event, action): *20.12.2002*
Code of the fact (event, action): *0300137A20122002*

Changes in the list of owners (stockholders) of the Issuer.

The long title of the legal person, whose share of participation (equity share) changed:
"ING BANK (EURASIA) ZAO" (CLOSED JOINT-STOCK COMPANY) (nominal holder)

Location and mail address of the legal person:
Russian Federation, Moscow, Krasnaya Presnya str., 31
123022, Russian Federation, Moscow, Krasnaya Presnya str., 31

Equity stake in charter capital of the Issuer before and after the change:
15.0489 % - before change,
14.9994 % - after change.

Date from which there were changes of participation share in the charter capital (equity share) of the Issuer:
20.12.2002.

Открытое акционерное общество "ВолгаТелеком" * г. Нижний Новгород *
ВолгаТелеком

deputy general director
OJSC "VolgaTelecom"
L.I. Grigorieva

Information on an essential fact (event, action), concerning financial and economic activity of the Issuer

Open joint-stock company "VolgaTelecom"
Location: ***Russian Federation, Nizhniy Novgorod, M.Gorky sq., Post House***
Code of the Issuer: ***00137-A***

Date of occurrence of the fact (event, action): ***25.12.2002***
Code of the fact (event, action): ***0300137A25122002***

Changes in the list of owners (stockholders of the Issuer).

The long title of the legal person, whose share of participation (equity share) changed:
"ING BANK (EURASIA) ZAO" (CLOSED JOINT-STOCK COMPANY) (nominal holder)

Location and mail address of the legal person:
Russian Federation, Moscow, Krasnaya Presnya str., 31
123022, Russian Federation, Moscow, Krasnaya Presnya str., 31

Equity stake in charter capital of the Issuer before and after the change:
14.9994 % - before change,
15.0083 % - after change.

Date from which there were changes of participation share in the charter capital (equity share) of the Issuer:
25.12.2002.

deputy general director
OJSC "VolgaTelecom"
L.I. Grigorieva

Открытое акционерное общество "ВолгаТелеком" * г. Нижний Новгород *
ВолгаТелеком

Information on an essential fact (event, action), concerning financial and economic activity of the Issuer

Open joint-stock company "VolgaTelecom"
Location: ***Russian Federation. N.Novgorod, M.Gorky sq., Post House***
Code of the Issuer: ***00137 - A***

Date of occurrence of the fact (event, action): ***4.12.2002***
Code of the fact (event, action): ***0300137F04122002***

The long title of the legal person, whose share of participation (equity share) changed:
"ING BANK (EURASIA) ZAO" (CLOSED JOINT-STOCK COMPANY) (nominal holder)

Location and mail address of the legal person:
Russian Federation, Moscow, Krasnaya Presnya str., 31
123022, Russian Federation, Moscow, Krasnaya Presnya str., 31

Equity stake in charter capital of the Issuer before and after the change:
14.966 % - before change,
15.063 % - after change.

Date from which there were changes of participation share in the charter capital (equity share) of the Issuer:
04.12.2002.

Открытое акционерное общество "ВолгаТелеком" * г. Нижний Новгород *
ВолгаТелеком

deputy general director
OJSC "VolgaTelecom"
L.I. Grigorieva

Information on an essential fact (event, action), concerning financial and economic activity of the Issuer

Open joint-stock company "VolgaTelecom"
Location: ***Russian Federation, Nizhniy Novgorod, M. Gorky square, Post House***
Code of the Issuer: ***00137-A***

Date of occurrence of the fact (event, action): ***29.11.2002***
Code of the fact (event, action): ***1400137A29112002***

The basis of repayment:
The order of the issuer № 5 from 29.11.2002 on repayment of the securities redeemed in connection with reorganization

The kind, category (type), the form, the state regitration number of issue, securities of which are repaid:
ordinary nominal paperless shares, № 32 - 1 - 1375,
preferred nominal paperless type A shares, № 32 - 11375

Amount of securities of the specified kind (category) before repayment and their face value:
87508200 ordinary nominal paperless shares with face value of 5 rubles;
29169300 preferred nominal paperless type A shares with face value of 5 roubles.

Amount of the extinguished securities:
5717 ordinary nominal paperless shares,
9000 preferred nominal paperless type A shares

The deputy the general director of OJSC "VolgaTelecom"
L.I. Grigorieva

Открытое акционерное общество "ВолгаТелеком" * г. Нижний Новгород * ВолгаТелеком

Information on an essential fact (event, action), concerning financial and economic activity of the Issuer

Open joint-stock company "VolgaTelecom"
Location: ***Russian Federation, Nizhniy Novgorod, M.Gorky sq., Post House***
Code of the Issuer: ***00137-A***

Date of occurrence of the fact (event, action): ***25.12.2002***
Code of the fact (event, action): ***1500137A25122002***

Record dates.

Date of adoption by the issuer of the resolution on date on which the list of owners of securities is made:

December 25, 2002 - resolution of the board of directors, minutes № 17

Date on which the list of the persons having the right on participation in the extraordinary general meeting of stockholders is made:

December 26, 2002.

deputy general director
OJSC "VolgaTelecom"
L.I. Grigorieva

Открытое акционерное общество "ВолгаТелеком" * г. Нижний Новгород *
ВолгаТелеком

Information on an essential fact (event, action), concerning financial and economic activity of the Issuer

Open joint-stock company "VolgaTelecom"
Location: ***the Russian Federation, 603000, Nizhniy Novgorod, M.Gorky sq., Post House***
Code of the Issuer: ***00137-A***

Date of occurrence of the fact (event, action): ***10.04.2003***
Code of the fact (event, action): ***1300137A10042003***

Date of session of the board of directors - 10.04.2003.
It is elected to the board of directors: 11 persons.
Took part in voting: 10 persons.

The questions put on voting, results of voting on them, full formulations of the resolutions adopted at the session of the board of directors:

V. About approval of the transaction in fulfilment of which there is an interest, namely: on the conclusion of contracts about the non-state provision of pensions with a non-state pension fund «Telecom - Soyuz».

Upon consideration of submitted material, the board of directors decided:

1. Proceeding from cost of a similar kind of services to establish, that the cost of services given to the society by the Non-state pension fund "Telecom - Soyuz" under the contract № 117/03 about non-state provision of pensions with quarterly payments for a sum of 4410000 rubles, is an average market price.

To approve the contract of the society with the Non-state pension fund "Telecom - Soyuz" about the non-state provision of pensions with quarterly payments for a sum of 4410000 rubles and target payments at a rate of 4 percent from the sum of a quarterly pension payment.

2. Proceeding from costs of a similar kind of services to establish, that cost of the services given to the society by the Non-state pension fund "Telecom - Soyuz" under the contract № 117r/03 about a non-state provision of pensions with quarterly payments for a sum of 600000 rubles, is an average market price.

To approve the contract of the society with the Non-state pension fund "Telecom - Soyuz" about a non-state provision of pensions with quarterly payments for a sum of 600000 rubles and target payments at a rate of 4 percent from the sum of a quarterly pension payment.

Voting: For - 7; Against - none; "Abstain" - 3

According to item 13.7. of the charter of the society, the majority of votes of members of the board of directors of the society, participating in session, the resolution is adopted.

Deputy general director
OJSC "VolgaTelecom"

L. I. Grigorieva


Открытое акционерное общество "ВолгаТелеком"
ВолгаТелеком
г. Нижний Новгород

Information on an essential fact (event, action), concerning financial and economic activity of the Issuer

Open joint-stock company "VolgaTelecom"
Location: ***603000, Nizhniy Novgorod, M.Gorky sq., Post House***
Code of the Issuer: ***00137-A***

Date of occurrence of the fact (event, action): ***18.03.2003***
Code of the fact (event, action): ***0200137A18032003***

Surname, name, patronymic and post of the person:
Tolstonogov Nikolay Ivanovich - a member of Management board of OJSC «VolgaTelecom»

Equity stake in charter capital (equity share) of the Issuer before and after the change:
0,06950 % - before change;
0, 06737 % - after change

Date of change of equity stake in charter capital (equity share) of the issuer:
18.03.2003.

Deputy general director
OJSC " VolgaTelecom "

L.I.Grigorieva

Information on an essential fact (event, action), concerning financial and economic activity of the Issuer

Open joint-stock company "VolgaTelecom"
Location: ***the Russian Federation. N.Novgorod, M.Gorky sq., Post House***
Code of the Issuer: ***00137-A***

Date of occurrence of the fact (event, action): ***29.01.2003***
Code of the fact (event, action): ***0300137A29012003***

Changes in the list of owners (stockholders) of the Issuer.

The long title of the legal person, whose share of participation (equity share) changed:
"ING BANK (EURASIA) ZAO" (CLOSED JOINT-STOCK COMPANY) (nominal holder)

Location and mail address of the legal person:
The Russian Federation, Moscow, Krasnaya Presnya str., 31
123022, the Russian Federation, Moscow, Krasnaya Presnya str., 31

Equity stake in charter capital of the Issuer before and after the change:
14,6936 % - before change,
15,1067 % - after change.

Date from which there were changes of participation share in the charter capital (equity share) of the Issuer:
29.01.2003.

Открытое акционерное общество "ВолгаТелеком" * г. Нижний Новгород *
ВолгаТелеком

deputy general director
OJSC "VolgaTelecom"

L.I.Grigoriva

Information on an essential fact (event, action), concerning financial and economic activity of the Issuer

Open joint-stock company "VolgaTelecom"
Location: ***603000, Nizhniy Novgorod, M.Gorky sq., Post House***
Code of the Issuer: ***00137-A***

Date of occurrence of the fact (event, action): ***17.03.2003***
Code of the fact (event, action): ***0300137A17032003***

Changes in the list of owners (stockholders) of the Issuer.

The long title of the legal person, whose share of participation (equity share) changed:
Closed joint-stock company "Depository clearing company" (the nominal holder)

Location and mail address of the legal person:
125047, Moscow, 1-st Tverskaya-Yamskaya str., 13
103064, Moscow, Staraya Basmannaya str., 14/2, suite 4

Equity stake in charter capital of the Issuer before and after the change:
9,9977 % - before change,
10,0262 % - after change.

Date from which there were changes of participation share in the charter capital (equity share) of the Issuer:
17.03.2003.

Deputy general director
OJSC "VolgaTelecom"

Открытое акционерное общество "ВолгаТелеком" • г. Нижний Новгород •
ВолгаТелеком

L.I. Grigorieva

Information on an essential fact (event, action), concerning financial and economic activity of the Issuer

Open joint-stock company "VolgaTelecom"
Location: ***603000, Nizhniy Novgorod, M.Gorky sq.,Post House***
Code of the Issuer: ***00137-A***

Date of occurrence of the fact (event, action): ***6.03.2003***
Code of the fact (event, action): ***0400137A06032003***

Changes in the list of legal persons in which the issuer owns a share of participation.

Long title of the legal person, in wchich share of participation in the charter capital (equity stake0 belonging to the issuer changed:
Closed joint-stock company "Nizhniy Novgorod cellular communication"

Location and mail address of the legal person:
The Russian Federation, 603000, Nizhniy Novgorod, M.Gorky sq., Post House
The Russian Federation, 603000, Nizhniy Novgorod, M.Gorky sq., Post House

Share of the issuer in the charter capital (equity stake) of the legal person before its change:
50 % - before change,
100 % - after change.

Date from which there was a change of an equity stake in charter capital (share in CC):
06.03.2003.

Открытое акционерное общество "ВолгаТелеком" * г. Нижний Новгород *
ВолгаТелеком

deputy general director
OJSC "VolgaTelecom"
L.I.Grigorieva

Information on an essential fact (event, action), concerning financial and economic activity of the Issuer

Open joint-stock company "VolgaTelecom"
Location: ***the Russian Federation. N.Novgorod, Gorky sq., Post House***
Code of the Issuer: ***00137-A***

Date of occurrence of the fact (event, action): ***1.01.2003***
Code of the fact (event, action): ***1100137A01012003***

The calculated and paid incomes under securities of the issuer.

Kind of securities, category (type) of shares on which income is caculated and paid
preferred type A shares with face value of 5 rubles,,
ordinary shares with face value of 5 rubles.
Date of adoption of the resolution on payment of annual dividends under shares by the issuer:
28.06.2002, the minutes № 10 annual general meetings of stockholders.
Termination date of share dividend payment:
Till 31.12.2002.
Size of dividend paid per share of the specified category (type):
0,96 Rub. per one preferred type A share,
0,32 Rub. per one ordinary share.
Total amount of shares of one category (type) on which incomes are charged:
29160300 preferred type A shares
87502483 ordinary shares
Amount of shares of one category (type) on which incomes are paid:
10806293 preferred type A shares,
47694420 ordinary shares
The form of payment of the calculated income of securities:
The dividend payment was made in money terms.

Открытое акционерное общество "ВолгаТелеком" * г. Нижний Новгород *
ВолгаТелеком

deputy general director
OJSC "VolgaTelecom"
L.I. Grigorieva

Information on an essential fact (event, action), concerning financial and economic activity of the Issuer

Open joint-stock company "VolgaTelecom"
Location: ***Russian Federation, Nizhniy Novgorod, M.Gorky sq., Post House***
Code of the Issuer: ***00137 A***

Date of occurrence of the fact (event, action): ***15.01.2003***
Code of the fact (event, action): ***1500137A15012003***

Record date.

Date of adoption by the issuer of the resolution on date on which the list of owners of securities is made:

On January 15, 2003 - the resolution of the board of directors, the minutes № 20

Date on which the list of the persons having the right of participation in the joint (extraordinary) general meeting of stockholders is made:

On January 24, 2003.

Открытое акционерное общество "ВолгаТелеком" * г. Нижний Новгород *
ВолгаТелеком

deputy general director
OJSC "VolgaTelecom"
L.I. Grigorieva

Information on an essential fact (event, action), concerning financial and economic activity of the Issuer

Open joint-stock company "VolgaTelecom"

Location: ***the Russian Federation, 603000, Nizhniy Novgorod, M.Gorky sq., Post House***

Code of the Issuer: ***00137-A***

Date of occurrence of the fact (event, action): ***10.04.2003***

Code of the fact (event, action): ***0100137A10042003***

Management body of the issuer in which there were changes:

Joined executive agency (management board).

Surname, name, patronymic of the person elected to management body of the issuer with the instruction of Participation share in the charter capital of the issuer:

Evdokimov Oleg Lvovich. Participation share in the CC - 0,00016 %.
Elkin Sergey Leonidovich Participation share in the CC - 0,04756 %.
Zinoviev Alexander Nikolayevich. Participation share in the CC - 0,07907 %.
Zaraysky Victor Yakovlevich. Participation share in the CC - 0,00983 %
Kirillov Alexander Ivanovich. Participation share in the CC - 0,06681 %
Korolkov Oleg Animpadistovich. Participation share in the CC - 0,10259 %
Karyukanov Anatoly Sergeyevich. Participation share in the CC - 0,01805 %.
Kormilitsyna Lyudmila Alekseyevna. Participation share in the CC - none.
Nazarov Victor Markovich. Participation share in the CC - 0,05524 %
Popovsky Valery Petrovich. Participation share in the CC - 0,01723 %.
Popkov Nikolay Ivanovich. Participation share in the CC - none.
Sipatova Taisia Mikhailovna. Participation share in the CC - none.
Sklyarov Ivan Petrovich. Participation share in the CC - none
Fomitchyov Sergey Mironovich. Participation share in the CC - 0,00101 %
Shubin Ivan Ivanovich. Participation share in the CC - 0,01864 %
Schukina Elvira Konstantinovna. Participation share in the CC - none

The surname, name, patronymic of the person, whose powers are terminated, with the indication of participation share in the charter capital of the issuer:

Abashin Vladimir Aleksandrovich. Participation share in the CC - 0,00829 %.
Yeliseyeva Valentina Ivanovna. Participation share in the CC - 0,00415 %.
Kuranov Mikhail Andreyevich. Participation share in the CC - 0,01148 %.
Lebedev Alexander Ivanovich. Participation share in the CC - none.
Osipova Lyudmila Petrovna. Participation share in the CC - 0,00219 %.
Tolstonogov Nikolay Ivanovich. Participation share in the CC - 0,06737 %
Timarev Valery Nikolayevich. Participation share in the CC - 0,00027 %

Date from which there were specified changes:

01.04.2003

The authorized body of the issuer which has adopted the resolution, which is the basis of the specified changes, and date of its approval:

The board of directors, the minutes № 2
10.04.2003

Открытое акционерное общество "ВолгаТелеком" * г. Нижний Новгород *
ВолгаТелеком

deputy general director
OJSC "VolgaTeleco"
L.I. Grigorieva

Information on an essential fact (event, action), concerning financial and economic activity of the Issuer

Open joint-stock company "VolgaTelecom"
Location: ***the Russian Federation, 603000, Nizhniy Novgorod, M.Gorky sq., Post House***
Code of the Issuer: ***00137-A***

Date of occurrence of the fact (event, action): ***10.04.2003***
Code of the fact (event, action): ***0900137A10042003***

The fact (facts) which have entailed discontinuous increase of the profit of the issuer more than by 10 %.

Value of the balance sheet profit of the issuer on a closing date of IV quarter 2002:
552937 thousand Rub.

Change of a balance sheet profit of the issuer in an absolute and percentage parity in I quarter 2003 in comparison with IV quarter 2002 makes:
77587 thousand Rub.
14,03 %
The increase of the balance sheet profit of the issuer took place for the account:
- of overfulfilment of plan of service sales proceeds;
- presentation of expenses for corporate payments in quarter IV of 2002 as a whole for a year in connection with change of treaty provisions;
- Decrease in non-operating expenses in connection with decrease of exchange rate differences which have arisen at payment of contracts.

Deputy general director
On corporate development
OJSC "VolgaTelecom"
L.I. Grigorieva

Information on an essential fact (event, action), concerning financial and economic activity of the Issuer

Open joint-stock company "VolgaTelecom"
Location: ***the Russian Federation, 603000, Nizhniy Novgorod, M. Gorky sq., Post House***
Code of the Issuer: ***00137-A***

Date of occurrence of the fact (event, action): ***23.05.2003***
Code of the fact (event, action): ***1100137A23052003***

Kind of securities, series, tranche of a series of bonds on which incomes are charged and paid:
Documentary interest-rate bearer bonds of series BT-1
(the state regitration number 4-43-00137-3 of 24.01.2003)

Term of payment of incomes under bonds:
23.05.2003

The size of the interest paid per bond of the specified series:
4,75 %

Total amount of bonds of one series (tranche of a series) on which incomes are paid:
1000000 bonds

The form of payment of incomes under securities:
Money resources

Deputy general director
OJSC "VolgaTelecom"
L.I. Grigorieva

Information on an essential fact (event, action), concerning financial and economic activity of the Issuer

Open joint-stock company "VolgaTelecom"
Location: ***the Russian Federation, 603000, Nizhniy Novgorod, M.Gorky sq., Post House***
Code of the Issuer: ***00137-A***

Date of occurrence of the fact (event, action): ***16.05.2003***
Code of the fact (event, action): ***1300137A16052003***

Date of session of the board of directors - 13.05.2003.
It is elected to the board of directors: 11 persons.
Took part in voting: 11 persons.

The questions put on voting, results of voting on them, full formulations of the resolutions adopted at the session of the board of directors:

III. Definition of the size of remuneration to members of Management board of the society.

Draft resolution on the third issue of the agenda, put on voting:
1. To approve the specification (percent) of deductions for settlement of quarterly compensation for all members of Management board of the society at a rate of 0.65 % from the net profit for the accounting quarter according to accounting statements.

Voting: For - 11; Against - none; Abstain - none

According to item 13.7 of the charter of the society the majority of votes of members of the board of directors of the society, participating in an absentee voting, approved the resolution.

Deputy general director
On corporate development
OJSC "VolgaTelecom"
L.I. Grigorieva

Information on an essential fact (event, action), concerning financial and economic activity of the Issuer

Open joint-stock company "VolgaTelecom"
Location: ***the Russian Federation, 603000, Nizhniy Novgorod, M.Gorky sq., Post House***
Code of the Issuer: ***00137-A***

Date of occurrence of the fact (event, action): ***23.04.2003***
Code of the fact (event, action): ***1500137A23042003***

Record dates.

Date of adoption by the issuer of the resolution on date on which the list of owners of securities is made:

April 23, 2003.

Date on which the list of the persons having the right to participation in the annual general meeting of stockholders is made:

May 8, 2003.

According to item 42, item 4 of the Federal law of 26.12.95 "About joint-stock companies", the date of drawing up the list of persons having the right to participate in the general meeting of stockholders which approves a decision on payment of corresponding dividends, is the date of drawing up the list of persons having the right of reception of dividends.

Deputy general director
On corporate development
OJSC "VolgaTelecom"
L.I. Grigorieva

formation on an essential fact (event, action), concerning financial and economic activity of the Issuer

Open joint-stock company "VolgaTelecom"
Location: ***the Russian Federation, 603000. Bottom. Novgorod, M.Gorky sq., Post House***
Code of the Issuer: ***00137-A***

Date of occurrence of the fact (event, action): ***28.04.2003***
Code of the fact (event, action): ***1800137A28042003***

The transaction in fulfilment of which there is an interest

The body of the issuer which approved the resolution on fulfilment of the transaction (transactions):
The board of directors of OJSC "VolgaTelecom", the minutes № 2 of 10.04.2003

Long title, location and mail address of the contractor and the beneficiary of the transaction (transactions):
Non-state pension fund "Telecom-Soyuz",
191121, Russia, Moscow, Plyuschikha street, 55, room 2, office 203.

Date of fulfilment of the transaction (transactions):
April 28, 2003.

The description of the transaction (transactions):
Non-state provision of pensions of workers of OJSC "VolgaTelecom"
The sum of the transaction (transactions) makes 5010000 (Five millions ten thousand) rubles

Deputy general director
On corporate development
OJSC "VolgaTelecom"
L.I.Grigorieva

Information on an essential fact (event, action), concerning financial and economic activity of the Issuer

Open joint-stock company "VolgaTelecom"
location: ***Russian Federation, Nizhniy Novgorod, M.Gorky sq., Post House***
Code of the Issuer: ***00137-A***

Date of occurrence of the fact (event, action): 30.11.2002
Code of the fact (event, action): ***1000137A30112002***

The long title, location and mail address of the legal persons participating in reorganization:

Open joint-stock company "Kirovelektrosvyaz"
610000, Kirov, Drelevsky str., 43/1

Open joint-stock company "Martelcom" of the Republic of Mariy El
424000, Yoshkar Ola, Sovetskaya str., 138

Open joint-stock company "Svyazinform" of Republic of Mordovia
430000, Saransk, Bolshevitskaya str., 13

Open joint-stock company "Elektrosvyaz of the Orenburg Region"
460000, Orenburg, Volodarsky str., 11

Open joint-stock company "Svyazinform" of the Penza Region
440606, Penza, Kuprin str., 1/3

Open joint-stock company "Svyazinform" of the Samara Region
443099, Samara, Leningradskaya str., 24

Open joint-stock company "Saratovelektrosvyaz"
410600, Saratov, Kiselyov str., 40

Open joint-stock company "Telecommunication networks of the Udmurt Republic"
426008, Izhevsk, Pushkinskaya str., 278

Open joint-stock company "Elektrosvyaz" of the Ulyanovsk Region
432601, Ulyanovsk, L.Tolstoy str., 60

Open joint-stock company "Svyazinform" of the Chuvash Republic
428000, Cheboksary, Lenin pr., 2

Way of reorganization:

Affiliation

The authorized body which adopted the resolution, being the basis of reorganization, and date of his acceptance:

The extraordinary general meeting of stockholders

Open joint-stock company "Kirovelektrosvyaz" - 22.10.2001.

Open joint-stock company "Martelcom" of the Republic of Mariy El - 06.11.2001.

Open joint-stock company "Svyazinform" of Republic Mordovia of-23.10.2001.

Open joint-stock company "Elektrosvjaz of the Orenburg Region" - 30.10.2001.

Open joint-stock company "Svyazinform of the Penza Region - 05.11.2001.

Open joint-stock company "Svyazinfrom" of the Samara Region - 31.10.2001.

Open joint-stock company "Saratovelektrosvyaz" - 02.11.2001.

Open joint-stock company "Telecommunication networks of the Udmurt Republic" - 01.11.2001.

Open joint-stock company "Elektrosvjaz" of the Ulyanovsk Region - 24.10.2001.

Open joint-stock company "Svyazinform" of the Chuvash Republic - 02.11.2001.

Open joint-stock company "Svyazinform" of the Nizhniy Novgorod Region (the assignee of OJSC "VolgaTelecom") - 09.11.2001.

Way of placement of securities by reorganization:

Converting

Date of reorganization (date of entering a record into the registry about the termination of activity of the affiliated organization):

30.11.2002.

deputy general director
OJSC " VolgaTelecom "
L.I. Grigorieva

Information on an essential fact (event, action), concerning financial and economic activity of the Issuer

Open joint-stock company "VolgaTelecom"
Location: *Russian Federation, Nizhniy Novgorod, M.Gorky sq., Post House*
Code of the Issuer: *00137-A*
Date of occurrence of the fact (event, action): *25.12.2002*
Code of the fact (event, action): *1300137A25122002*

Date of session of the board of directors - 25.12.2002.
9 persons are elected to the board of directors.
7 persons took part in voting.

The questions put on voting, results of voting on them, full formulations of the resolutions adopted at the session of the board of directors:

I. About convocation of the extraordinary general meeting of stockholders of OJSC "VolgaTelecom", definition of date, place and time of the assembly.
Upon consideration of submitted material, the Board of directors DECIDED:
1. To call the extraordinary general meeting of stockholders of OJSC "VolgaTelecom" in form of absentee voting.
2. To define:
- closing date of reception of voting ballots - February 12, 2003;
- mail address to which the filled ballots should go - 107078, Moscow, Kalanchevskaya street, house №15-á, p.o. 45;
Voting: For - 7; Against - none; Abstain - none;

II. The approval of the agenda of the extraordinary general meeting of stockholders.
Upon consideration of submitted material, the Board of directors DECIDED:
1. To approve the following agenda of the extraordinary general meeting of stockholders of the Society:
- About approval of the transaction of sale and purchase 50000 (fifty thousand) common stocks of CJSC "NCC" between the Society and the company "Russian Telecommunications Development Holding Corporation" in fulfilment of which there is an interested party.
Voting: For - 7; Against - none; Abstain - none;

III. The approval of the form and the text of a voting ballot on a question of the agenda of assembly
Upon consideration of submitted material, the Board of directors DECIDED:
1. To approve the form and the text of a voting ballot of the extraordinary general meeting of stockholders.
Voting: For - 7; Against - none; Abstain - none;

IV. The approval of the list of information (materials) given to stockholders during the preparation of the extraordinary general meeting of stockholders, and about its granting.
Upon consideration of submitted material, the Board of directors DECIDED:
1. To approve the following list of information to be given to stockholders during the preparation of the general meeting of stockholders:
- An explanatory note about expediency of fulfilment of the transaction on purchase of 50 % of shares of CJSC "NCC",
- Presentation of LV Finans about cost estimation of 50 % of shares of CJSC "NCC",

- The contract draft of sale and purchase of 50 % of shares of CJSC "NCC",

- A draft resolution of the extraordinary general meeting of stockholders.

2. To the persons having the right of participation in the extraordinary general meeting of stockholders, the information (materials) according to the authorized List shall be given to the following addresses:

Nizhniy Novgorod, M.Gorky sq., Post House,
Kirov, Drelevsky street, 43/1,
Yoshkar Ola, Sovetskaya street, 138,
Saransk, Bolshevistskaya street, 13,
Orenburg, Volodarsky street, 11,
Penza, Kuprin street, 1/3,
Samara, Krasnoarmeyskaya street, 17,
Saratov, Kiselyov street, 40,
Ulyanovsk, L.Tolstoy street, 60,
Izhevsk, Pushkinskaya street, 278,
Cheboksary, Lenin pr., 2,

From January 22 till February 12, 2003, and also on the web-site of the Society in the Internet to the address: www.sviazinform.nnov.ru.

Voting: For - 7; Against - none; Abstain - none;

V. Definition of an advice of convocation of an extraordinary general meeting. The approval of the text of an advice of convocation of an extraordinary general meeting.

Upon consideration of submitted material, the Board of directors DECIDED:

1. An advice of convocation of an extraordinary general meeting not later than January 22, 2003:

- To direct by certified mail to each person specified in the list of persons having right of participation in the general meeting of stockholders,

- To publish in the newspaper "Nizhniy Novgorod News" ("Nizhegorodskiye Novosty").

2. To approve the text of an advice of convocation of an extraordinary general meeting.

Voting: For - 7; Against - none; Abstain - none;

VI. About approval of the transaction in fulfilment of which there is an interested party, namely on the conclusion of contracts about non-state funded provision of pensions with non-state pension fund "Telecom-Soyuz".

Upon consideration of submitted material, the Board of directors DECIDED:

1. Proceeding from cost of a similar kind of services to establish, that the cost of services given to the Society by Non-state pension fund "TV set - union" under the Contract about non-state funded provision of pensions with quarterly payments for a sum of 700000 rubles is equal to the current market price.

To approve the Contract of the Society with Non-state pension fund "Telecom-Soyuz" about non-state funded provision of pensions with quarterly payments for a sum of 700000 rubles.

2. Proceeding from the cost of similar kind of services, to establish that cost of services given to the Society by Non-state pension fund "Telecom-Soyuz" under the Contract about non-state funded provision of pensions with quarterly payments for a sum of 600000 rubles is equal to the current market price.

To approve the Contract of the Society with Non-state pension fund "Telecom-Soyuz" about non-state funded provision of pensions with quarterly payments for a sum of 600000 rubles.

Voting: For - 7; Against - none; Abstain - none;

deputy general director
OJSC "VolgaTelecom"
L.I. Grigorieva

Information on an essential fact (event, action), concerning financial and economic activity of the Issuer

Open joint-stock company "VolgaTelecom"
Location: ***the Russian Federation, 603000, Nizhniy Novgorod, M.Gorky sq., Post House***
Code of the Issuer: ***00137-A***

Date of occurrence of the fact (event, action): ***22.05.2003***
Code of the fact (event, action): ***1300137A22052003***

Date of session of the board of directors - 19.05.2003.
It is elected to the board of directors:
Took part in an internal part of session: 7 persons.
Presented their opinion by polling: 4 persons

The questions put on voting, results of voting on them, full formulations of the resolutions adopted at the session of the board of directors:

III. "Recommendations on dividend payment for 2002: the size, terms, the procedure and the form of payment for shares of each category"

Upon consideration of submitted material, the board of directors decided:
To recommend the annual general meeting of stockholders to pay dividends for 2002:
- for common stock at a rate of 0, 7066 Rub. per share in money terms or other property, in case of the consent of the stockholder to reception of dividends in such form, from 27.07.2003 till 31.12.2003.
- for preferred shares at a rate of 1,7954 Rub. per share in money terms or other property, in case of the consent of the stockholder to reception of dividends in such form, from 27.07.2003 till 31.12.2003.
Voting: For - 11; Against - none; Abstain - none

VIII. "The Approval of the list of information (materials) given to stockholders during preparation of of the annual general meeting of stockholders of the society, and about granting it"

Upon consideration of submitted material, the board of directors decided:
1. To approve the following list of information subject to be granted to stockholders during preparation of the annual general meeting of stockholders:
- *The annual report of the society for 2002;*
- *the annual account, including the profit and loss statement (the account of profits and losses), recommendations for distribution of profit, including the size of dividends under shares and the procedure of their payment, and losses of the society by results of the accounting (2002) fiscal year;*
- *The conclusion of the audit committee of the society on results of 2002;*
- *The conclusion of the auditor of the society on results of 2002;*
- *Recommendations for dividend payment for 2002: size, terms, procedure and form of payment under shares of each category;*

- *The project of Regulations on the procedure of the general meeting of stockholders of the Society in a new wording;*
- *Information on candidates for members of the board of directors of the society;*
- *Information on candidates for the audit committee of the society;*
- *information on availability or absence of the written approval of candidates to stand for management and control bodies of the society;*
- *Projects of resolutions on issues of the agenda of the general meeting of stockholders.*

2. Since June 5, 2003, the persons having the right to participation in the annual general meeting of stockholders can obtain information (materials) according to the authorized list at the following addresses:

Nizhniy Novgorod, M.Gorky sq., Post House,
Kirov, Drelevsky street, 43/1,
Yoshkar Ola, Sovetskaya street, 138,
Saransk, Bolshevistskaya street, 13,
Orenburg, Volodarsky street, 11,
Penza, Kuprin street, 1/3,
Samara, Krasnoarmeyskaya street, 17,
Saratov, Kiselyov street, 40,
Ulyanovsk, L.Tolstoy str., 60,
Izhevsk, Pushkinskaya street, 278,
Cheboksary, Lenin pr., 2,
And also on the web-site of the Society in the Internet at the following address: www.sviazinform.nnov.ru.

Voting: For - 11; Against - none; Abstain - none

IX. "Definition of the notice of convocation of the annual general meeting of stockholders. The approval of the text of the notice of convocation of the annual general meeting of stockholders"

Upon consideration of submitted material, the board of directors decided:

1. *To approve the text of the notice of convocation of the annual general meeting of stockholders.*
2. *To publish the notice of convocation of the annual general meeting of stockholders of the society in the newspaper "the Russian Gazette" prior to May 28, 2003.*
3. *The persons specified in the list of persons, having the right to participation in the annual general meeting of stockholders will receive the notice of the annual general meeting of stockholders and voting ballots by certified mail prior to May 28, 2003.*

Voting: For - 11; Against - none; Abstain - none

X. "The Approval of the form and the text of voting ballots on issues of the agenda of the annual general meeting of stockholders"

Upon consideration of submitted material, the board of directors decided:

1. To approve the form and the text of voting ballots on the annual general meeting of stockholders of the Society.

Voting: For - 11; Against - none; Abstain - none

XIII. "About approval of the transaction in fulfilment of which there is an interest, namely the conclusion of contracts of financial rent (leasing) from OJSC "RTK-LEASING" for purchase of switching equipment of CJSC "JV BETO-HUAWEY" for the Orenburg branch (ATX-27. Orsk) "

Upon consideration of submitted material, the board of directors decided:

1. To define, that proceeding from market cost of similar services, the price of the services rendered to the Society under the contract № 738-204-03 with OJSC "RTK-LEASING", makes 35328220 rubles (VAT included), calculated proceeding from the total leasing rate of 19,22 % annually which includes cost of financing and compensation of the Lesser.

2. To approve the conclusion of the transaction in which there is an interest - contract of financial rent (leasing) of estate № 738-204-03 with OJSC "RTK-LEASING" on the following essential conditions:

- *sum of leasing payments - 35328220 rubles (including the VAT);*
- *object of the contract - leasing of switching equipment of CJSC "JV BETO-HUAWEY" for the Orenburg branch (ATX-27. Orsk) the list of which is attached to the minutes;*
- *Term of leasing - 40 months;*
- *Term of delivery of equipment: in quarter 3 of 2003;*

With a condition of transition of the property right for the equipment to the Lessee after payment of all leasing payments.

Voting: For - 6; Against - 3; Abstain - none
(Bobin M.V., Dudchenko V.V., Fedorov O.R.)

In conformity to item 83 of FL "About joint-stock companies" Yurchenko E.V. and Lyulin V.F. do not take part in voting on the specified issue.

According to item 13.7. of the charter of the society the majority of votes of members of the board of directors of the society, participating in an absentee voting, approved the resolution.

Deputy general director
On corporate development
OJSC "VolgaTelecom"
L.I. Grigorieva

Information on an essential fact (event, action), concerning financial and economic activity of the Issuer

Open joint-stock company "VolgaTelecom"
Location: ***the Russian Federation, 603000, Nizhniy Novgorod, M.Gorky sq., Post House***
Code of the Issuer: ***00137-A***

Date of occurrence of the fact (event, action): ***25.04.2003***
Code of the fact (event, action): ***1300137A25042003***

Date of session of the board of directors - 23.04.2003.
It is elected to the board of directors: 11 persons.
Took part in voting: 10 persons.

The questions put on voting, results of voting on them, full formulations of the resolutions adopted at the session of the board of directors:

IV. About convocation of the annual general meeting of stockholders of OJSC "VolgaTelecom"

Draft resolution on the fourth issue of the agenda, put on voting:
1. To call the annual general meeting of stockholders of OJSC "VolgaTelecom" in the form of joint presence.
2. The annual general meeting of stockholders is to be held on June 27, 2003 at the address: Nizhniy Novgorod, M.Gorky sq., Post House.
3. To define the time of the beginning of assembly - 10-00 (local time).
4. To define the time of the beginning of registration of stockholders - 08-00 (local time) 27.06.2003.
5. To define May 8, 2003 18-00 (local time) as the record date of drawing up the list of the persons having the right to participation in the annual general meeting of stockholders.
6. To define the mail address to which the filled ballots can be sent:
603000, Nizhniy Novgorod, M.Gorky sq., Post House.

Voting: For - 7; Against - none; Abstain - 3

According to item 13.7. of the charter of the society the majority of votes of members of the board of directors of the society, participating in the absentee voting, approved the resolution.

V. The approval of the agenda of the annual general meeting of stockholders.

Draft resolution on the fifth issue of the agenda, put on voting:
To approve the following agenda of the annual general meeting of stockholders of the society:
1. The approval of the annual report, the annual account, including the profit and loss statement (the account of profits and losses), distribution of profit and losses of the society by results of the accounting (2002) fiscal years.

2. Payment of dividends for 2002, the size, terms and form of their payment for shares of each category.
3. Election of members of the board of directors of the society.
4. Election of members of the audit committee of the society.
5. The approval of the auditor of the society for 2003.
6. The approval of Regulations on the procedure of the general meeting of stockholders of the society in a new wording.
7. Definition of the size of remuneration to members of the board of directors of the society.

Voting: For - 10; Against - none; Abstain - none

According to item 13.7. of the charter of the society the majority of votes of members of the board of directors of the society, participating in an absentee voting, approved the resolution.

Deputy general director
On corporate development
OJSC "VolgaTelecom"
L.I. Grigorieva

Открытое акционерное общество "ВолгаТелеком" * г. Нижний Новгород *

Information on an essential fact (event, action), concerning financial and economic activity of the Issuer

Open joint-stock company "VolgaTelecom"

Location: ***Russian Federation, Nizhniy Novgorod, M.Gorky sq., Post House***

Code of the Issuer: ***00137-A***

Date of occurrence of the fact (event, action): ***18.01.2003***

Code of the fact (event, action): ***1300137A18012003***

Date of session of the board of directors - 15.01.2003.
It is elected to the board of directors: 9 persons.
Took part in voting: 6 persons.

The questions put on voting, results of voting on them, full formulations of the resolutions adopted at the session of the board of directors:

X. About convocation of the joint (extraordinary) general meeting of stockholders of OJSC "VolgaTelecom".

Upon consideration of submitted material, the board of directors decided:

1. To call the joint (extraordinary) general meeting of stockholders of OJSC "VolgaTelecom" in the form of joint presence.
2. The joint (extraordinary) general meeting of stockholders shall be held on March 26, 2003 at the following address: Nizhniy Novgorod, M.Gorky sq., Post House.
3. To define time of the beginning of assembly - 10-00 (local time).
4. To define time of the beginning of registration of stockholders - 8-00 (local time) 26.03.2003
5. To define January 24, 2003 18-00 (local time) as the date of drawing up the list of stockholders for participation in the extraordinary general meeting of stockholders.
6. To define a mail address to which the filled ballots can be sent - 107078, Moscow, Kalanchevskaya str., 15a, p.o. b. 45.

Voting: For - 6; Against - none; Abstain - none.

XI. The approval of the agenda of the joint (extraordinary) general meeting of stockholders.

Upon consideration of submitted material, the board of directors decided:

To approve the following agenda of the joint (extraordinary) general meeting of stockholders of the Society:

1. The early termination of powers of the General director of the Society, appointment of the General director of the Society and definition of term of his powers.
2. The early termination of powers of members of the board of directors of the Society and election of the Board of directors of the Society.
3. The early termination of powers of members of the audit committee of the Society and election of the audit committee of the Society.
4. The approval of the Charter of the Society in a new wording.
5. The approval of Regulations about the procedure of the general meeting of stockholders of open joint-stock company "VolgaTelecom" in a new wording.
6. The approval of Regulations about the Board of directors of OJSC "VolgaTelecom" in a new wording.
7. The approval of Regulations about the Management board of OJSC "VolgaTelecom" in a new wording.
8. The approval of Regulations about the Audit committee of OJSC "VolgaTelecom" in a new wording.
9. Definition of a size of remuneration to members of the board of directors of the Society.

Voting: For - 6; Against - none; Abstain - none

XIII. The approval of the list of the information (materials) given to stockholders during preparation of of the joint (extraordinary) general meeting of stockholders of the Society, and procedure of granting it.

Upon consideration of submitted material, the board of directors decided:

1. To approve the following list of the information subject to granting to stockholders during preparation of the joint (extraordinary) general meeting of stockholders:
   - The project of the Charter of the Society in a new wording;
   - The project of Regulations on the procedure of the general meeting of stockholders of the Society in a new wording;
   - The project of Regulations on the Board of directors of the Society in a new wording;
   - The project of Regulations on the Management board of the Society in a new wording;
   - The project of Regulations on the Audit committee of the Society in a new wording;
   - Information on the candidates for the post of the General director of the Society;
   - Information on candidates for members of the Board of directors of the Society;
   - Information on candidates for the Audit committee of the Society;
   - The information on availability or absence of the written approval of candidates to stand for management and control bodies of the Society, and also for the post of the general director of the Society;
   - Projects of resolutions on issues of the agenda of the general meeting of stockholders.
2. Since March 5, 2003, the persons having the right of participation in the joint (extraordinary) general meeting of stockholders can receive the information (materials) according to the authorized List at the following addresses:
   Nizhniy Novgorod, M.Gorky sq., Post House,
   Kirov, Drelevsky street, 43/1,
   Yoshkar Ola, Sovetskaya street, 138,
   Saransk, Bolshevistskaya street, 13,
   Orenburg, Volodarsky street, 11,
   Penza, Kuprin street, 1/3,
   Samara, Krasnoarmeyskaya street, 17,
   Saratov, Kiselyov street, 40,
   Ulyanovsk, street. L.Tolstogo, 60,
   Izhevsk, Pushkinskaya street, 278,
   Cheboksary, Lenin pr., 2,

And also on the web-site of the Society in the Internet at the following address: www.sviazinform.nnov.ru.

Voting: For - 6; Against - none; Abstain - none

XIV. Definition of the procedure of notification about the joint (extraordinary) general meeting of stockholders. The approval of the text of the notice of the assembly of stockholders.

Upon consideration of submitted material, the board of directors decided:

1. To publish the Notice of the joint (extraordinary) general meeting of stockholders of the Society in newspapers «Nizhniy Novgorod News» and «Russian Gazette» prior to February 3, 2003.
2. The persons specified in the list of persons having the right of participation in the joint (extraordinary) general meeting of stockholders shall receive the advice about the joint (extraordinary) general meeting of stockholders by certified mail prior to February 3, 2003.
3. To approve the text of the notice about the joint (extraordinary) general meeting of stockholders taking into account relevate remarks.

Voting: For - 6; Against - none; Abstain - none

deputy general director
OJSC "VolgaTelecom"
L.I. Grigorieva

Information on an essential fact (event, action), concerning financial and economic activity of the Issuer

Open joint-stock company "VolgaTelecom"
Location: ***the Russian Federation, 603000, Nizhniy Novgorod, M.Gorky sq., Post House***
Code of the Issuer: ***00137-A***

Date of occurrence of the fact (event, action): ***10.01.2003***
Code of the fact (event, action): ***0800137A10012003***

The fact which has entailed discontinuous increase of cost of assets of the issuer more than by 10 %.

Size of assets of the issuer on the closing date of quarter III, 2002:
3549869 thousand Rub.

Change of size of assets of the issuer in an absolute and percentage parity in IV quarter 2002 in comparison with III quarter 2002 makes:
12082660 thousand Rub.
340,4 %
Change of size of assets occurred as result of reorganization of the issuer in form of affiliation of 10 regional companies.

Deputy general director
On corporate development
OJSC "VolgaTelecom"
L.I. Grigorieva

Открытое акционерное общество "ВолгаТелеком" * г. Нижний Новгород * ВолгаТелеком

Chief accountant
OJSC " VolgaTelecom "
N.I. Popkov

Information on an essential fact (event, action), concerning financial and economic activity of the Issuer

Open joint-stock company "VolgaTelecom"
Location: ***the Russian Federation, 603000, Nizhniy Novgorod, M.Gorky sq., Post House***
Code of the Issuer: ***00137-A***

Date of occurrence of the fact (event, action): ***10.01.2003***
Code of the fact (event, action): ***0900137A10012003***

The fact (facts) which have entailed discontinuous increase of the profit of the issuer more than by 10 %.

Value of the balance sheet profit of the issuer on the closing date of quarter III of 2002:
150710 thousand Rub.

Change of the balance sheet profit of the issuer in an absolute and percentage parity in quarter IV of 2002 in comparison with quarter III of 2002 makes:
402227 thousand Rub.
266,9 %
The increase of the balance sheet profit took place as a result of reorganization of the issuer in the form of affiliation of 10 regional companies

Deputy general director
On corporate development
OJSC "VolgaTelecom"
L.I. Grigorieva

Открытое акционерное общество "ВолгаТелеком" * г. Нижний Новгород *
ВолгаТелеком

Chief accountant
OJSC "VolgaTelecom"
N.I. Popkov

Open joint-stock company
"VolgaTelecom"
The Russian Federation, 603000, Nizhniy Novgorod, M.Gorky sq., Post House
Code of the Issuer: 00137 - AND

Information on an essential fact (event, action), concerning financial and economic activity of the Issuer

Date of occurrence of the fact (event, action): ***26.03.2003***
Code of the fact (event, action): ***1200137A26032003***

Resolutions of the general meeting.

Kind of the general meeting:
The joint (extraordinary) general meeting of stockholders
Date of the general meeting:
March 26, 2003 at 10:00 h
Place of the general meeting:
Nizhniy Novgorod, M. Gorky sq., Post House
Form of the general meeting:
Joint presence
Quorum of the general meeting:

As of 10 hours 00 minutes, **2 504** stockholders and their plenipotentiary proxies possessing in aggregate **188 611 688** votes, including **2 350** stockholders possessing in aggregate **16 039 217** votes represented by the submitted voting ballots received by the Society not later than two days prior to the assembly date, were registered:

- The number of votes held by members of the Board of directors or persons occupying posts in management bodies of the Society, makes **1 319 812** votes;
- The number of votes held by the stockholders having a vote on issues №1, №2, №4, №5, №6, №7, №8, №9 of the assembly agenda makes **188 611 688** votes or **76.68 %** from the total amount of placed voting shares of the Society, except for voting shares acquired (redeemed) by the Society;
- The number of votes held by stockholders having a vote on issue of №3 of the assembly agenda (Election of members of the Audit committee), makes **187 291 876** votes or **76.55 %** from the total amount of placed voting shares of the Society, except for shares acquired (redeemed) by the Society, and also except for voting shares held by members of the Board of directors or persons occupying posts in management bodies of the Society.

The quorum for adoption of decisions on all issues of the agenda of the annual general meeting of stockholders of OJSC "VolgaTelecom" is present.

The issues put on voting, results of voting on them, full formulations of the resolutions adopted by the general meeting:

1. «Preschedule termination of powers of the General director of the Society, assignment of the General director of the Society and definition of term of his powers ».

1.1. to terminate powers of the general director of the Society ahead of schedule.

Final results of voting:

	number of votes	Percent from total amount of votes of the stockholders participating in the assembly and having a vote on the first issue of the agenda
For	185342865	96.09 %
Against	2038965	1.06 %
Abstain	4668790	2.42 %

The resolution is adopted: **to terminate powers of the General director of the Society ahead of schedule**

1.2. To appoint the General director of the Society, Lyulin Vladimir Fedorovich, for the period of 2 years.

Final results of voting:

	number of votes	Percent from total amount of votes of the stockholders participating in the assembly and having a vote on the first issue of the agenda
For	187525594	97.23 %
Against	44317	0.02 %
Abstain	4485899	2.33 %

The resolution is adopted: **To appoint the General director of the Society, Lyulin Vladimir Fedorovich, for the period of 2 years.**

2. «Preschedule termination of powers of members of the Board of directors of the Society and election of the Board of directors of the Society».

2.1. to terminate powers of members of the Board of directors of the Society ahead of schedule.

Final results of voting:

	number of votes	Percent from total amount of votes of the stockholders participating in assembly and having a vote on the second issue of the agenda
For	185305712	96.08 %
Against	56320	0.03 %
Abstain	6408123	3.32 %

The resolution is adopted: **to terminate powers of members of the Board of directors of the Society ahead of schedule.**

2.2. to elect the Board of directors of the Society as follows:

Final results of voting:

№	surname, name, patronymic	number of votes
1	Bobin Maxim Viktorovich	198008236
2	Grigorieva Alla Borisovna	172295802
3	Dudchenko Vladimir Vladimirovich	192194271
4	Zabuzova Elena Viktorovna	171486523
5	Kozin Vladimir Vladimirovich	171448252
6	Lyulin Vladimir Fedorovich	254653618
7	Romsky Georgy Alekseyevich	175430753
8	Savchenko Victor Dmitrievich	175430991
9	Fedorov Oleg Romanovich	202495110
10	Chernogorodsky Sergey Valerievich	175430989
11	Yurchenko Eugeny Valerievich	180778458

The resolution is adopted: **to elect the Board of directors of the Society as follows:**

1. Bobin Maxim Viktorovich 2. Grigorieva Alla Borisovna 3. Dudchenko Vladimir Vladimirovich 4. Zabuzova Elena Viktorovna 5. Kozin Vladimir Vladimirovich 6. Lyulin Vladimir Fedorovich 7. Romsky Georgy Alekseyevich 8. Savchenko Victor Dmitrievich
9. Fedorov Oleg Romanovich 10. Chernogorodsky Sergey Valerievich 11. Yurchenko Eugeny Valerievich

***3.* «Preschedule termination of powers of members of the Audit committee of the Society and election of the Audit committee of the Society».**

3.1. to terminate powers of members of the Audit committee of the Society ahead of schedule.

Final results of voting:

	number of votes	Percent from total amount of votes of the stockholders participating in assembly and having a vote on the third issue of the agenda
For	184790771	95,81 %
Against	51491	0,03 %
Abstain	6447788	3,34 %

The resolution is adopted: **to terminate powers of members of the Audit committee of the Society ahead of schedule.**

3.2. To elect the Audit committee of the Society in the following structure.

Final results of voting:

№	surname, name, patronymic	number of votes
1	Alekhin Sergey Imanovich	185282135
2	Beliaev Konstantin Vladimirovich	185224871
3	Karelina Lilia Alekseyevna	185448082
4	Kukudzhanova Elena Nikolayevna	185516975
5	Tareyeva Larissa Valerievna	185523649

The resolution is adopted: **To elect the Audit committee of the Society in the following structure**

4. «Approval of the Charter of the Society in a new wording».

Final results of voting:

	number of votes	Percent from total amount of votes of the stockholders participating in assembly and having a vote on the fourth issue of the agenda
For	186452109	96,67 %
Against	953542	0,49 %
Abstain	4661763	2,42 %

The resolution is adopted: **To approve the Charter of the Society in a new wording.**

5. «Approval of Regulations about the procedure of the general meeting of stockholders of open joint-stock company "VolgaTelecom" in a new wording».

Final results of voting:

	number of votes	Percent from total amount of votes of the stockholders participating in assembly and having a vote on the fifth issue of the agenda
For	186617548	96,75 %
Against	951410	0,49 %
Abstain	4497621	2,33

The resolution is adopted: **To approve Regulations about the procedure of the general meeting of stockholders of open joint-stock company "VolgaTelecom" in a new wording.**

6. «Approval of Regulations about the Board of directors of OJSC "VolgaTelecom" in a new wording».

Final results of voting:

	number of votes	Percent from total amount of votes of the stockholders participating in assembly and having a vote on the sixth issue of the agenda
For	186535013	96,71 %
Against	968724	0,50 %
Abstain	4503484	2,33 %

The resolution is adopted: To approve **Regulations about the Board of directors of OJSC "VolgaTelecom" in a new wording.**

7. «Approval of Regulations about Management board of OJSC "VolgaTelecom" in a new wording».

Final results of voting:

	number of votes	Percent from total amount of votes of the stockholders participating in assembly and having a vote on the seventh issue of the agenda
For	186394127	96,64 %
Against	964129	0,50 %
Abstain	4511369	2,34 %

The resolution is adopted: **To approve Regulations about Management board of OJSC "VolgaTelecom" in a new wording.**

8. «Approval of Regulations about of the Audit committee of OJSC "VolgaTelecom" in a new wording».

Final results of voting:

	number of votes	Percent from total amount of votes of the stockholders participating in assembly and having a vote on the eighth issue of the agenda
For	187506485	97,22 %
Against	51341	0,03 %
Abstain	4509321	2,34 %

The resolution is adopted: **To approve Regulations about of the Audit committee of OJSC "VolgaTelecom" in a new wording».**

9. «Definition of the size of remuneration to members of the Board of directors of the Society».

Final results of voting:

	number of votes	Percent from total amount of votes of the stockholders participating in assembly and having a vote on the ninth issue of the agenda
For	186158272	96,52 %
Against	835036	0,43 %
Abstain	5005315	2,60 %

The resolution is adopted: **To approve the following specifications (percent) of deductions for calculation of quarterly and annual compensation to members of the Board of directors:**

- **At a rate of 0,006 % from proceeds of the Society from sales of the goods, production, jobs, services for the accounting quarter according to accounting statements of the Society to each member of the Board of directors;**
- **At a rate of 0,4 % from net profit of the Society for the report year according to accounting statements of the Society for all members of the Board of directors of the Society.**

Deputy general director
On corporate development
L.I.Grigorieva's OJSC "VolgaTelecom"

Открытое акционерное общество "ВолгаТелеком" * г. Нижний Новгород *
ВолгаТелеком

RECEIVED
2004 MAY 26 A 11:42
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Open joint-stock company
"VolgaTelecom"
603000, Nizhniy Novgorod, M.Gorky sq., Post House
Code of the Issuer: 00137 - A

Information on an essential fact (event, action), touching financial and economic activity of the Issuer

Date of occurrence of the fact (event, action): ***27.02.2003***
Code of the fact (event, action): ***1200137A27022003***

Resolutions of the general meeting.

Kind of the general meeting:
The extraordinary general meeting of stockholders
Date of the general meeting:
February 12, 2003.
Place of the general meeting:
Moscow, Kalanchevskaya street, № 15 - a, p.o. 45
Form of the general meeting:
absentee voting
Quorum of the extraordinary general meeting:

- As of December 26, 2002, the date of drawing up the list of persons having right of participation in the extraordinary general meeting of stockholders, the total amount of the placed voting shares of the society, except the voting shares of the stockholders interested in fulfilment of the transaction, makes 117 807 297 shares;
- The number of votes which stockholders and their plenipotentiary proxies participating in the extraordinary general meeting of stockholders possess, except for the voting shares acquired (redeemed) by the Society or belonging to persons interested in fulfilment of the mentioned transaction, makes 63 917 004..

The quorum for the adoption of a decision on the issue of the agenda of the extraordinary general meeting of stockholders of OJSC "VolgaTelecom" is present.

The issues put on voting, results of voting on them, full formulations of the resolutions adopted by the general meeting:

1. About approval of the transaction of sale and purchase of 50 000 (fifty thousand) common stocks of CJSC "NCC" between the Society and the company «Russian Telecommunications Development Holding Corporation» in which fulfilment there is an interested party.

Final results of voting:

	number of votes	Percent of total amount of votes of the stockholders having a vote on the issue of the agenda
For	62619291	53,15 %
Against	730390	0,62 %
Abstain	513770	0,44 %

The resolution is approved: ***To approve the transaction of sale and purchase of 50 000 (fifty thousand) ordinary nominal paperless shares of CJSC "NCC" making 50 % of the charter capital of CJSC "NCC", at the price of 20.000.000 (twenty millions) US dollars according to treaty provisions of sale and purchase between the Society and the company «Russian Telecommunications Development Holding Corporation».***

General director.
Lyulin V. F.

Information on an essential fact (event, action), concerning financial and economic activity of the Issuer

Open joint-stock company "VolgaTelecom"
Location: ***the Russian Federation, 603000, Nizhniy Novgorod, M.Gorky sq., Post House***
Code of the Issuer: ***00137-A***
Date of occurrence of the fact (event, action): ***26.03.2003***
Code of the fact (event, action): ***0100137A26032003***

Management body of the issuer in which there were changes:
The board of directors (supervisory council).

Surname, name, patronymic of the person elected to management body of the issuer, the board of directors, with indication of participation share in the charter capital of the issuer:
Bobin Maxim Viktorovich. Participation share in the CC - none.
Grigorieva Alla Borisovna. Participation share in the CC- 0,0006 %.
Dudchenko Vladimir Vladimirovich. Participation share in the CC - none.
Zabuzova Elena Viktorovna. Participation share in the CC - none.
Kozin Vladimir Vladimirovich. Participation share in the CC - none.
Lyulin Vladimir Fedorovich. Participation share in the CC- 0,1859 %.
Romsky George Alekseyevich. Participation share in the CC - none.
Savchenko Victor Dmitrievich. Participation share in the CC - none.
Fedorov Oleg Romanovich. Participation share in the CC - none.
Chernogorodsky Sergey Valerievich. Participation share in the CC - none.
Yurchenko Eugeny Valerievich. Participation share in the CC - none.

The surname, name, patronymic of the person, whose powers are terminated, with the indication of participation share in the charter capital of the issuer:
Bakhayev Mikhail Anatolievich. Participation share in the CC- 0,12141 %.
Volkov Vladimir Nikolayevich. Participation share in the CC- 0,00588 %.
Grigorieva Lyubov Ivanovna. Participation share in the CC- 0,01192 %.
Degtyaryov Vadim Sergeyevich. Participation share in the CC - none.
Zabolotny Igor Viktorovich. Participation share in the CC - none.
Lopatin Alexander Vladimirovich. Participation share in the CC - none.
Osipchuk Anton Igorevich. Participation share in the CC - none.

Date from which there were specified changes:
26.03.2003
The authorized body of the issuer which has adopted the resolution, which is the basis of the specified changes, and date of its approval:
The joint (extraordinary) general meeting of stockholders, the minutes 2
26.03.2003

General director
OJSC " VolgaTelecom "
V.F.Lyulin

Information on an essential fact (event, action), concerning financial and economic activity of the Issuer

Open joint-stock company "VolgaTelecom"
Location: ***Russian Federation, Nizhniy Novgorod, M.Gorky sq., Post House***
Code of the Issuer: ***00137-A***

Date of occurrence of the fact (event, action): ***31.12.2002***
Code of the fact (event, action): ***0300137A31122002***

Changes in the list of owners (stockholders) of the Issuer.

The long title of the legal person, whose share of participation (equity share) changed:
"ING BANK (EURASIA) ZAO" (CLOSED JOINT-STOCK COMPANY) (nominal holder)

Location and mail address of the legal person:
The Russian Federation, Moscow, Krasnaya Presnya str., 31
123022, the Russian Federation, Moscow, Krasnaya Presnya str., 31

Equity stake in charter capital of the Issuer before and after the change:
15,0083 % - before change,
14,7777 % - after change.

Date from which there were changes of participation share in the charter capital (equity share) of the Issuer:
31.12.2002.

General director
OJSC " VolgaTelecom"

V.F.Lyulin

Information on an essential fact (event, action), concerning financial and economic activity of the Issuer

Open joint-stock company "VolgaTelecom"
Location: ***Russian Federation, Nizhniy Novgorod, M.Gorky sq., Post House***
Code of the Issuer: ***00137-A***

Date of occurrence of the fact (event, action): ***27.12.2002***
Code of the fact (event, action): ***0100137A27122002***

Management body of the issuer in which there were changes:
Joined executive agency (Management board)

The surname, name, patronymic of the person, whose powers are terminated, with the indication of participation share in the charter capital of the issuer:
Kireyeva Anastasia Maksimovna. A share of participation in the CC - 0,07855 %.

Date from which there were specified changes:
15.12.2002.

The authorized body of the issuer which has adopted the resolution, which is the basis of the specified changes, and date of its approval:
The board of directors, the minutes № 18
27.12.2002.

General director
OJSC " VolgaTelecom "
V.F. Lyulin

Information on an essential fact (event, action), concerning financial and economic activity of the Issuer

Open joint-stock company "VolgaTelecom"
Location: ***Russian Federation, Nizhniy Novgorod, M.Gorky sq., Post House***
Code of the Issuer: ***00137-A***

Date of occurrence of the fact (event, action): ***27.12.2002***
Code of the fact (event, action): ***1300137A27122002***

Date of session of the board of directors - 27.12.2002.
It is elected to the board of directors: 9 persons.
Took part in voting: 9 persons.

The questions put on voting, results of voting on them, full formulations of the resolutions adopted at the session of the board of directors:

I. About approval of the large transaction, namely:
- The approval of the Resolution on a bond issue of the Open joint-stock company " VolgaTelecom ", placed by an open subscription;
- The approval of the Prospectus of issue on a bond issue of Open joint-stock company " VolgaTelecom "

Voting: For - 9; Against - none; "Refrained" - none
According to item 13.6 of the Charter of the Society the Board of directors the RESOLUTION is UNANIMOUSLY ACCEPTED:
1. To approve a large transaction on placement of interest documentary bonds of series BT-1, defining the profitability of bonds, on base of their market price, in the size of 18 % annually with the following provisions:
- *The total amount of issue is equal to 1 000 000 000 roubles.*
- *Face value of the bond is 1 000 roubles*
- *Amount of bonds is 1000000 pieces*
- *Form of placement of issue - an open subscription.*
- *The start date of placement is to be declared after the state registration of the bond issue.*
- *Placement of bonds shall begin not earlier than in 2 (Two) weeks after disclosing the information in " the Supplement to the Bulletin of the Federal Commission on Securities ", the newspaper "Vedomosti" about the state registration of the bond issue and providing all potential purchasers with access to the information on the bond issue.*
- *The price of placement of bonds is to be established equal to the face value of bonds.*
- *Placement of Bonds is accomplished by implementing transactions of sale and purchase at the price of placement. The conclusion of transactions on placement of Bonds begins on the first day of the established term of placement of Bonds upon results of the auction organized with the purpose of definition of the interest rate of the first coupon.*
- *The closing date of placement shall be defined as the earlier date of the following dates: a) 10-th working day from the beginning date of placement of bonds; b) date of placement of the last bond of the issue. In addition, the closing date of placement cannot be later, than in twelve months from the date of the approval of the resolution on a bond issue.*

- *At purchasing securities of the issue, a cash payment form shall be provided. An opportunity of the installment plan at payment of securities of issue to not provide.*
- *The Placement shall be performed by the organizer of trade, CJSC " Moscow interbank currency stock exchange " (CJSC of the Moscow Interbank Stock Exchange).*
- *To provide the centralized storage of securities in the specialized depositary " Noncommercial partnership " National Depository Center ".*
- *To establish the starting date of repayment as the 1096th (one thousand ninety sixth) day after the beginning date of bond placement. The closing date of repayment of bonds coincides with the starting date of repayment of bonds. Bonds are to be extinguished according to their face value on the day coming after 1096 (one thousand ninety six) days from the beginning date of placement of bonds, personally and-or by a Payment agent charged with repayment.*
- *Preschedule repayment of bonds is not provided except for cases determined by the legislation of the Russian Federations.*
- *Security of issue is the guarantee of LLC " Financial group " Web-invest ".*

2. *To approve the Decision on issue of 1 000 000 (One million) documentary interest unconvertible bonds of OJSC " VolgaTelecom " to bearer marked as series "BT-1" with the obligatory centralized storage by face value of 1000 (One thousand) roubles for the total sum of 1000000000 (One billion) roubles placed through an open subscription.*
3. *To approve the Prospectus of issue of bonds of OJSC " VolgaTelecom " of the series "BT-1" in amount of 1000000 (One million) shares with face value of 1000 (One thousand) roubles for the total sum of 1000000000 (One billion) roubles.*
4. *To approve the Certificate for 1000000 (One million) bonds of OJSC " VolgaTelecom " of the series "BT-1" with face value of 1000 (One thousand) roubles for the total sum of 1000000000 (One billion) roubles.*

General director
OJSC " VolgaTelecom "

V.F.Lyulin

Information on an essential fact (event, action), concerning financial and economic activity of the Issuer

Open joint-stock company "VolgaTelecom"
Location: ***the Russian Federation, 603000, Nizhniy Novgorod, M.Gorky sq., Post House***
Code of the Issuer: ***00137-A***

Date of occurrence of the fact (event, action): ***11.12.2002***
Code of the fact (event, action): ***1300137A11122002***

The name of the body which approved the resolution: the board of directors of Open joint-stock company "VolgaTelecom".

Date of session of the board of directors (Date of adoption of the decision): December 9, 2002.

Quorum of session of the board of directors: 9 of 9 persons took part in the session and voting, that makes 100 % of total amount of members of the board of directors of OJSC "VolgaTelecom" - the session is competent (has quorum).

The full formulation of the adopted resolution according to the minutes of session of the board of directors:

1. *To place interest-rate documentary bearer bonds of OJSC "VolgaTelecom" of series BT-1 (further - bonds).*
2. *The total amount of issue is equal to 1 000 000 000 roubles., amount of bonds - 1000000 bonds with face value of 1000 rubles each.*
3. *Form of placement of issue - an open subscription.*
4. *The start date of placement is to be declared after the state registration of the bond issue.*
5. *Placement of bonds shall begin not earlier than in 2 (Two) weeks after disclosing the information in " the Supplement to the Bulletin of the Federal Commission on Securities ", the newspaper "Vedomosti" about the state registration of the bond issue and providing all potential purchasers with access to the information on the bond issue.*
6. *The price of placement of bonds is to be established equal to the face value of bonds.*
7. *Placement of Bonds is accomplished by implementing transactions of sale and purchase at the price of placement. The conclusion of transactions on placement of Bonds begins on the first day of the established term of placement of Bonds upon results of the auction organized with the purpose of definition of the interest rate of the first coupon.*
8. *The closing date of placement shall be defined as the earlier date of the following dates: a) 10-th working day from the beginning date of placement of bonds; b) date of placement of the last bond of the issue. In addition, the closing date of placement cannot be later, than in twelve months after the date of the approval of the resolution on the bond issue.*
9. *At purchasing securities of the issue, a cash payment form shall be provided. An opportunity of the installment plan at payment of securities of the issue to not provided.*
10. *The Placement shall be performed by the organizer of trade, CJSC " Moscow interbank currency stock exchange " (CJSC of the Moscow Interbank Stock Exchange).*
11. *To provide the centralized storage of securities in the specialized depositary " Noncommercial partnership " National Depository Center ".*
12. *To establish the starting date of repayment as the 1096th (one thousand ninety sixth) day after the beginning date of bond placement. The closing date of repayment of bonds coincides with the starting date of repayment of bonds. Bonds are to be extinguished according to their face value on the day coming after 1096 (one thousand ninety six) days from the beginning date of placement of bonds, personally and-or by a Payment agent charged with repayment.*

13. Preschedule repayment of bonds is not provided except for the cases determined by the legislation of the Russian Federation.

Voting: For - 9 (Osipchuk A.I., Lyulin V.F., Lopatin A.V., Zabolotny I.V., Grigorjeva A.B., Volkov V.N., Grigorieva L.I., Degtyarev V.S.);
Against - none; Abstain - none

General director
OJSC "VolgaTelecom"
V.F.Lyulin


ВОЛГАТЕЛЕКОМ

ГОДОВОЙ ОТЧЕТ 2002 ANNUAL REPORT

ЖИЗНЬ – ЭТО ОБЩЕНИЕ

TODAY'S LIFE IS COMMUNICATION



Дамы и Господа! Уважаемые акционеры!

2002 год, итоги которого мы предлагаем Вашему вниманию в этом традиционном отчете, был для всех нас чрезвычайно важным и ответственным. Завершившееся объединение компании, в которую вошли на правах филиалов 11 операторов электросвязи областей и республик Поволжья, превратило «ВолгаТелеком» в крупное, даже по европейским масштабам, предприятие. Мы работаем теперь на территории, равной Германии, Англии и Бельгии (вместе взятым), где проживает 21 миллион человек. Наш единый коллектив сегодня – более 50 тысяч сотрудников. Монтированная емкость телефонной сети превышает 4,2 миллиона номеров. Доходы от деятельности всей компании по итогам 2002 года достигли 10,9 млрд. рублей. И только за первый год совместной работы ОАО «ВолгаТелеком» удалось ввести свыше 400 тысяч новых номеров.

Объединение уже принесло ряд позитивных изменений в деятельность компании: повысилась рыночная капитализация, выросла ликвидность наших акций, их конкурентоспособность, сократились текущие затраты, созданы условия для привлечения инвестиций и возможностей для концентрации финансовых ресурсов на приоритетных направлениях развития связи. Международным рейтинговым агентством «Standard & Poor's» нам присвоен международный долгосрочный кредитный рейтинг «B» прогноз «стабильный», что сделало наши позиции в деловом мире еще более устойчивыми.

Все это убеждает нас в том, что предпринятые нами шаги были сделаны в верном направлении. Однако, впереди еще более

Ladies and Gentlemen! Dear Shareholders!

The year 2002, the results of which we propose to your attention in this traditional report, was extremely important for all of us. The end of the year was marked with the association of the Company which took over 11 affiliated companies, telecommunication operators of Regions and Republics of the Volga Region, and the «VolgaTelecom» was transformed in a very large enterprise of the European scale. We operate now on a territory equal to Germany, England and Belgium (together) where 21 million persons lives. Our whole staff comprises today more than 50 thousand employees. The installed capacity of the telephone network exceeds 4.2 million access lines. Income of activity of the consolidated company according to results of 2002 amounted to 10.9 billion Rubles. And just in the first year of work of the consolidated OJSC «VolgaTelecom» it was possible to commission over 400 thousand new access lines.

The Association already brought about a whole number of positive changes to the activity of the company: its market capitalization raised, the liquidity of our shares, their competitiveness grew, the current expenses were reduced, conditions for attraction of investment and opportunities for concentration of financial resources on priority directions of development of telecommunications were created. The international rating agency «Standard and Poor's» evaluated our international long-term credit rating as «B», the forecast is «stable», which made our positions in the business world steadier.

All this convinces us that the steps undertaken by us have been made in a correct direction. However, there are more significant targets and responsibility ahead of us: it is the further

масштабные и ответственные задачи по дальнейшему совершенствовáнию отрасли электросвязи в Приволжском федеральном округе, созданию развитой коммуникационной инфраструктуры, повышению качества уже существующих и внедрению новых высокотехнологичных услуг, формированию на их базе единого инфокоммуникационного комплекса Приволжского федерального округа как составной части единого информационного пространства Российской Федерации.

Хотел бы поблагодарить всех сотрудников и акционеров компании, которые были вместе с нами на этом первоначальном и потому наиболее сложном этапе пути. Уверен, что и в дальнейшем наши совместные усилия принесут впечатляющие результаты, которые позволят ОАО «ВолгаТелеком» и впредь сохранять лидирующие позиции среди крупнейших компаний электросвязи России.

С уважением,
генеральный директор
ОАО «ВолгаТелеком»
В. Ф. Люлин

perfection of the telecommunication branch in the Volga Federal District, creation of an advanced communications infrastructure, improvement of quality of the already existing services and introduction of new hi-tech services, formation of a uniform information and telecommunications complex of the Volga Federal District as a component of a uniform information space of the Russian Federation on their base.

I would like to thank all employees and stockholders of the Company who were together with us in this initial and consequently the most tough stage of our way. I am confident that our joint efforts will bring impressing results which will allow to OJSC «VolgaTelecom» to keep the leading position among the largest telecommunications companies of Russia.

Yours faithfully,
General director of
OJSC «VolgaTelecom»
V. F. Lyulin


Кудымкар
Киров
Пермь
Ижевск
Нижний Новгород
Йошкар-Ола
Чебоксары
Казань
Уфа
Саранск
Ульяновск
Пенза
Самара
Оренбург
Саратов
Телекоммуникационная сеть ОАО «ВолгаТелеком»
The telecommunications network of OJSC «VolgaTelecom»

ТЕЛЕКОММУНИКАЦИОННАЯ СЕТЬ ОАО «ВОЛГАТЕЛЕКОМ» ОХВАТЫВАЕТ БОЛЬШУЮ ЧАСТЬ ПРИВОЛЖСКОГО ФЕДЕРАЛЬНОГО ОКРУГА (ПФО), ЧТО ПОЗВОЛЯЕТ ОБЕСПЕЧИВАТЬ УСЛУГАМИ ТЕРРИТОРИЮ В 665 ТЫСЯЧ КВ. КМ, ГДЕ ПРОЖИВАЕТ БОЛЕЕ 21 МЛН. ЧЕЛОВЕК.

Приволжский федеральный округ – одна из семи административно-территориальных единиц Российской Федерации. Территория округа – более 1 млн. кв. км., что составляет около 7% территории страны.

В состав округа входят 15 субъектов Российской Федерации: шесть республик (Башкортостан, Марий Эл, Мордовия, Татарстан, Удмуртия, Чувашия), восемь областей (Кировская, Нижегородская, Оренбургская, Пензенская, Пермская, Самарская, Саратовская, Ульяновская) и Коми-Пермяцкий автономный округ.

На территории ПФО проживает около 32 млн. человек.

Подавляющее большинство населения округа (70%) – горожане.

Промышленный потенциал ПФО является самым высоким в России. В структуре экономики лидирующие позиции имеют машиностроение и топливно-энергетический комплекс. В округе сосредоточено 85% предприятий Российской автомобильной промышленности, 65% авиастроения и 40% отечественной нефтехимии.

Приволжский федеральный округ обладает также высоким научным и культурным потенциалом.

THE TELECOMMUNICATIONS NETWORK OF OJSC «VOLGATELECOM» COVERS THE MAJOR PART OF THE VOLGA FEDERAL DISTRICT (VFD) WHICH ALLOWS IT TO PROVIDE WITH SERVICES A TERRITORY OF 665 THOUSAND SQ. KM, WHERE MORE THAN 21 MILLION PERSONS LIVE.

The Volga Federal District is one of seven administrative and territorial units of the Russian Federation. The territory of the District exceedes 1 million sq. km., what makes about 7% of of the country's territory.

15 subjects of the Russian Federation form the District: six republics (Bashkortostan, Mariy El, Mordovia, Tatarstan, Udmurtiya, Chuvashia), eight Regions (Kirov, Nizhniy Novgorod, Orenburg, Penza, Perm, Samara, Saratov, Ulyanovsk) and Komi-Permyatsky Autonomous Region.

About 32 million persons live on the territory of the VFD.

The overwhelming majority of the population of the district (70%) live in towns.

The industrial potential of the VFD is the highest in Russia. In the structure of economy, the mechanical engineering and fuel and energy complex have leading positions. 85% of enterprises of Russian motor industry, 65% of aircraft construction and 40% of domestic petrochemistry are concentrated in the district. The Volga Federal District possesses also a high scientific and cultural potential.


Киров
Ижевск
Нижний Новгород
Йошкар-Ола
Чебоксары
ВОЛГАТЕЛЕКОМ
Саранск
Ульяновск
Самара
Пенза
Оренбург
Саратов

История образования

- **Осенью 2000 года** совет директоров ОАО «Связьинвест» принял решение об объединении 72 предприятий связи России в 7 крупных межрегиональных компаний (МРК). Реорганизация должна была обеспечить не только суммарный рост мощностей, но и увеличение стоимости акций объединенных компаний, повышение их инвестиционной привлекательности. Центром создания МРК в Приволжском федеральном округе стала его административная столица – Нижний Новгород. Однако не только этим обстоятельством был обусловлен выбор места для штаб-квартиры. Город по праву можно было назвать лидером Поволжья по развитию телекоммуникационной инфраструктуры. Его действующая телефонная сеть превышает 460 тысяч линий (это третий – после Москвы и Санкт-Петербурга – показатель по России).

- **Осенью 2001 года** в 11 региональных компаниях связи областей и республик Поволжья прошли внеочередные собрания акционеров, на которых были приняты решения об объединении и создании на базе ОАО «Нижегородсвязьинформ» межрегиональной компании связи Приволжского федерального округа.

- **К концу 2002 года** процесс объединения был завершен. В состав ОАО «ВолгаТелеком» вошли филиалы в Кировской, Нижегородской, Оренбургской, Пензенской, Самарской, Саратовской, Ульяновской областях и республиках Марий Эл, Мордовия, Удмуртской и Чувашской Республиках.

History of establishment

- **In autumn 2000,** the Board of directors of OJSC «Svyazinvest» made the decision on association of 72 telecommunication enterprises of Russia in 7 large inter-regional companies. The reorganization should provide not only total growth of capacities, but also increase of share value of the incorporated companies, increase of their investment attraction. The center for creation of an IRC in the Volga Federal District is its administrative capital, Nizhniy Novgorod. However, not only this circumstance determined the choice of place for headquarters. The city could be named the leader of the Volga Region in development of telecommunications infrastructure with full right. Its operating telephone network exceeds 460 thousand lines (it is the third parameter across Russia – after Moscow and Saint Petersburg).

- **In autumn 2001,** in 11 regional telecommunication companies of Regions and Republics of the Volga region extraordinary meetings of stockholders were held where decisions on association and creation of an inter-regional telecommunication company of the Volga Federal District on the basis of OJSC «Nizhegorodsvyazinform» have been approved.

- **By the end of 2002,** the process of association has been completed. The structure of OJSC «VolgaTelecom» included branches in the Kirov, Nizhniy Novgorod, Orenburg, Penza, Samara, Saratov, Ulyanovsk Regions and in the Republics of Mariy El, Mordovia, Udmurtiya and Chuvashiya.

ОБЩИЕ СВЕДЕНИЯ О КОМПАНИИ

ПОЛНОЕ ФИРМЕННОЕ НАИМЕНОВАНИЕ:
Открытое акционерное общество «ВолгаТелеком»

ЮРИДИЧЕСКИЙ АДРЕС:
603000, Нижний Новгород, пл. М. Горького, Дом связи

АУДИТОР ОБЩЕСТВА (ПО РОССИЙСКИМ И МЕЖДУНАРОДНЫМ СТАНДАРТАМ):
Закрытое акционерное общество «Эрнст энд Янг Внешаудит»
Лицензия на осуществление аудиторской деятельности, в том числе общего и банковского аудита, а также аудита страховых организаций, фондов и бирж, № Е003246, утверждена приказом Минфина РФ от 17 января 2003 года № 9, выдана сроком на пять лет.
Местонахождение: Россия, Москва, 105062, Подсосенский пер., 20/12, стр. 1-1А

РЕЕСТРОДЕРЖАТЕЛЬ ОБЩЕСТВА:
Закрытое акционерное общество «Регистратор – Связь»
Лицензия № 10-000-1-00258 от 1 октября 2002 года без ограничения срока действия, выдана ФКЦБ РФ.
Почтовый адрес:
107078, Москва, ул. Каланчёвская, 15 «а», а/я 45.
Телефон/факс: (095) 933-42-21.
Адрес электронной почты: regsw@asvt.ru

Общество осуществляет свою деятельность на основании лицензий Министерства связи РФ, предоставляющих право оказания услуг электросвязи на территории Приволжского федерального округа.

ОАО «ВОЛГАТЕЛЕКОМ» – ОДИН ИЗ КРУПНЕЙШИХ ОПЕРАТОРОВ СВЯЗИ РОССИИ – ОБЛАДАЕТ ЛИЦЕНЗИЯМИ И ОКАЗЫВАЕТ НАСЕЛЕНИЮ И ОРГАНИЗАЦИЯМ ВСЕ ВИДЫ ТРАДИЦИОННОЙ ЭЛЕКТРОСВЯЗИ:
- Местная и внутризоновая телефонная связь
- Междугородная и международная телефонная связь
- Телеграфная связь и телематические службы
- Телевидение и радиовещание

КОМПАНИЯ АКТИВНО РАЗВИВАЕТ НОВЫЕ ВЫСОКОДОХОДНЫЕ ВИДЫ СВЯЗИ:
- Передача данных, Интернет
- Аренда цифровых каналов
- ISDN (видеотелефония, видеоконференцсвязь)
- Телефон Плюс (дополнительные виды обслуживания)
- Голосовая почта
- IP-телефония
- Пейджинговая связь
- Мобильная связь

GENERAL INFORMATION ON THE COMPANY

THE LONG TITLE:
Open joint-stock company «VolgaTelecom»

LEGAL ADDRESS:
603000, Nizhniy Novgorod, M. Gorky sq., Post House

AUDITORS OF THE SOCIETY (ACCORDING TO RUSSIAN AND INTERNATIONAL STANDARDS):
Closed joint-stock company «Ernest and Young Vneshaudit»
The license for realization of auditor activity, including the general and bank audit, and also audit of the insurance organizations, funds and stock exchanges, № E003246, is authorized by the order of the Ministry of Finance of the Russian Federation from January 17, 2003 № 9, given for the period of five years.
Location: Russia, Moscow, 105062, Podsosensky per., 20/12, suite 1-1A

REGISTRY HOLDER OF THE SOCIETY:
Closed joint-stock company «Registrator – Svyaz»
The license № 10-000-1-00258 of October 1, 2002.
without restriction of validity, is given by the Federal Commission on Securities of the Russian Federation;
Mail address:
107078, Moscow, Kalanchyovskaya street, 15 «a», p.o.b. 45.
Phone/fax: (095) 933-42-21.
E-mail address: regsw@asvt.ru

The society carries out its activity on the basis of licenses of the Ministry of Communications of the Russian Federations which give it the right to provide telecommunication services on the territory of the Volga Federal District.

OJSC «VOLGATELECOM» IS ONE OF THE LARGEST TELECOMMUNICATION OPERATORS OF RUSSIA POSSESSES LICENSES AND RENDERS ALL KINDS OF TRADITIONAL TELECOMMUNICATION SERVICES TO THE POPULATION AND THE ORGANIZATIONS:
- Local telecommunication and intrazonal telecommunication
- Inter-city and international telecommunication
- Cable telecommunication and telematic services
- TV and broadcasting

AND ALSO ACTIVELY DEVELOPS NEW HIGHLY REMUNERATIVE KINDS OF TELECOMMUNICATION SERVICES:
- Data transfer, the Internet
- Rent of digital channels
- ISDN (videotelephony, video conferencing)
- Phone Plus (additional kinds of service), voice mail
- IP-telephony
- Paging
- Mobile telecommunication

Управление Обществом

Management of the Society

Собрание акционеров – высший орган управления

The Meeting of stockholders is the supreme body of management

Совет директоров

The Board of directors

28 июня 2002 года годовым общим собранием акционеров избран Совет директоров в составе 9 человек.

On June 28, 2002, the annual general meeting of stockholders elected the Board of directors which consists of 9 persons.



Председатель – Осипчук Антон Игоревич – I заместитель генерального директора ОАО «Связьинвест»
Chairman – Osipchuk Anton Igorevich – I deputy general director of OJSC «Svyazinvest»



Заместитель председателя – Люлин Владимир Федорович – генеральный директор ОАО «ВолгаТелеком»
Vice-Chairman – Lyulin Vladimir Fedorovich – general director of OJSC «VolgaTelecom»



Бахаев Михаил Анатольевич – заместитель генерального директора – директор Нижегородской городской телефонной сети ОАО «ВолгаТелеком»
Bakhayev Mikhail Anatolievich – deputy general director – director of Nizhniy Novgorod city telephone network of OJSC «VolgaTelecom»



Волков Владимир Николаевич – заместитель генерального директора – директор Дзержинского межрайонного узла электросвязи ОАО «ВолгаТелеком»
Volkov Vladimir Nikolayevich – deputy general director – director of Dzerzhinsk Inter-District Telecom Center of OJSC «VolgaTelecom»



Григорьева Алла Борисовна – заместитель директора – начальник отдела представителей Департамента корпоративного управления ОАО «Связьинвест»
Grigorieva Alla Borisovna – deputy director – chief of department of representatives of department of corporate management of OJSC «Svyazinvest»



Григорьева Любовь Ивановна – заместитель генерального директора ОАО «ВолгаТелеком»
Grigorieva Lyubov Ivanovna – deputy general director of OJSC «VolgaTelecom»



Дегтярев Вадим Сергеевич – управляющий фондом Инвестиционная компания «Брансвик Капитал Менеджмент»
Degtiarev Vadim Sergeyevich – manager of foundation of Investment company «Brunswick Capital Management»



Лопатин Александр Владимирович – заместитель генерального директора ОАО «Связьинвест»
Lopatin Aleksandr Vladimirovich – deputy general director of OJSC «Svyazinvest»



Заболотный Игорь Викторович – исполнительный директор – директор Департамента маркетинга и организации продаж услуг ОАО «Связьинвест»
Zabolotny Igor Viktorovich – executive director – director of department of marketing and services sales management of OJSC «Svyazinvest»

В СВЯЗИ С ЗАВЕРШЕНИЕМ РЕОРГАНИЗАЦИИ 26 МАРТА 2003 ГОДА РЕШЕНИЕМ СОВМЕСТНОГО ВНЕОЧЕРЕДНОГО ОБЩЕГО СОБРАНИЯ АКЦИОНЕРОВ ОАО «ВолгаТелеком» СОВЕТ ДИРЕКТОРОВ ПЕРЕИЗБРАН В СЛЕДУЮЩЕМ СОСТАВЕ:

Председатель –
Юрченко Евгений Валерьевич –
заместитель генерального директора ОАО «Связьинвест»
Заместитель председателя –
Люлин Владимир Федорович –
генеральный директор ОАО «ВолгаТелеком»

Члены Совета директоров:
Бобин Максим Викторович –
начальник юридического отдела Московского представительства компании «NCH Advisors, Inc.»
Григорьева Алла Борисовна –
заместитель директора –
начальник отдела представителей Департамента корпоративного управления ОАО «Связьинвест»
Дудченко Владимир Владимирович –
глава аналитического отдела Московского представительства компании «NCH Advisors, Inc.»
Забузова Елена Викторовна –
заместитель директора –
начальник отдела Департамента экономической и тарифной политики ОАО «Связьинвест»
Козин Владимир Владимирович –
директор Департамента прямых инвестиций и собственности ОАО «Связьинвест»
Ромский Георгий Алексеевич –
заместитель генерального директора ОАО «Связьинвест»
Савченко Виктор Дмитриевич –
директор Департамента правового обеспечения ОАО «Связьинвест»
Федоров Олег Романович –
заместитель исполнительного директора Ассоциации по защите прав инвесторов
Черногородский Сергей Валерьевич –
директор Департамента ценных бумаг и акционерного капитала ОАО «Связьинвест»

IN CONNECTION WITH THE END OF REORGANIZATION ON MARCH 26, 2003, BY THE DECISION OF THE JOINT EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS OF OJSC «VOLGATELECOM», THE BOARD OF DIRECTORS WAS RE-ELECTED AS FOLLOWS:

Chairman –
Yurchenko Evgeniy Valerievich –
deputy general director of OJSC «Svyazinvest»
Vice-Chairman –
Lyulin Vladimir Fedorovich –
general director of OJSC «VolgaTelecom»

Members of the Board of Directors:
Bobin Maxim Viktorovich –
chief of legal department of the Moscow representative office of the company «NCH Advisors, Inc.»
Grigorieva Alla Borisovna –
deputy director –
chief of department of representatives of department of corporate management of OJSC «Svyazinvest»
Dudchenko Vladimir Vladimirovich –
head of analytical department of the Moscow representative office of the company «NCH Advisors, Inc.»
Zabuzova Elena Viktorovna –
deputy director –
chief of a section of department of economic and tariff policy of OJSC «Svyazinvest»
Kozin Vladimir Vladimirovich –
director of department of direct investment and property of OJSC «Svyazinvest»
Romsky Georgiy Alekseyevich –
deputy general director of OJSC «Svyazinvest»
Savchenko Victor Dmitrievich –
director of department of legal issues of OJSC «Svyazinvest»
Fedorov Oleg Romanovich –
deputy executive director of Association of protection of the rights of investors.
Chernogorodsky Sergey Valerievich –
director of department of securities and stockholders' equity of OJSC «Svyazinvest»

Правление – коллективный исполнительный орган

The Management Board is a collective executive agency

Состав Правления ОАО «ВолгаТелеком», который действовал по апрель 2003 года:

Management Board of OJSC «VolgaTelecom» which operated till April, 2003:



Председатель – Люлин Владимир Федорович – генеральный директор ОАО «ВолгаТелеком»
Chairman – Lyulin Vladimir Fedorovich – general director of OJSC «VolgaTelecom»



Заместитель председателя – Аракчеев Александр Васильевич – заместитель генерального директора ОАО «ВолгаТелеком»
Vice-Chairman – Arakcheyev Aleksandr Vasiljevich – deputy general director of OJSC «VolgaTelecom»



Высторoп Василий Петрович – заместитель генерального директора ОАО «ВолгаТелеком»
Vystorop Vasily Petrovich – deputy general director of OJSC «VolgaTelecom»



Григорьева Любовь Ивановна – заместитель генерального директора ОАО «ВолгаТелеком»
Grigorieva Lyubov Ivanovna – deputy general director of OJSC «VolgaTelecom»



Дьяконов Михаил Васильевич – заместитель генерального директора ОАО «ВолгаТелеком»
Dyakonov Mikhail Vasilievich – deputy general director of OJSC «VolgaTelecom»



Елисеева Валентина Ивановна – начальник отдела экономической политики – заместитель директора Департамента экономической политики ОАО «ВолгаТелеком»
Yeliseyeva Valentina Ivanovna – chief of department of economic policy – deputy director of department of economic policy of OJSC «VolgaTelecom»



Киреева Анастасия Максимовна – главный бухгалтер ОАО «ВолгаТелеком», с 15 декабря 2002 года – начальник отдела договоров ОАО «ВолгаТелеком»
Kireyeva Anastasia Maksimovna – chief of department of contracts of OJSC «VolgaTelecom»



Лебедев Александр Иванович – заместитель генерального директора – директор Кстовского межрайонного узла электросвязи ОАО «ВолгаТелеком»
Lebedev Aleksandr Ivanovich – deputy general director – director of the Kstov interdistrict telecommunication center of OJSC «VolgaTelecom»



Осипова Людмила Петровна – заместитель начальника юридического отдела ОАО «ВолгаТелеком»
Osipova Lyudmila Petrovna – chief legal adviser of OJSC «VolgaTelecom»



Толстоногов Николай Иванович – заместитель генерального директора – директор Нижегородской междугородной телефонной станции ОАО «ВолгаТелеком»
Tolstonogov Nikolay Ivanovich – deputy general director – director of the Nizhniy Novgorod inter-city telephone exchange of OJSC «VolgaTelecom»



Абашин Владимир Александрович – заместитель генерального директора – директор Арзамасского межрайонного узла электросвязи ОАО «ВолгаТелеком»
Abashin Vladimir Aleksandrovich – deputy general director – director of the Arzamas interdistrict telecommunication center of OJSC «VolgaTelecom»



Куранов Михаил Андреевич – заместитель генерального директора – директор Городецкого межрайонного узла электросвязи ОАО «ВолгаТелеком»
Kuranov Michael Andreevich – deputy general director – director of the Gorodets interdistrict telecommunication center of OJSC «VolgaTelecom»



Тимарев Валерий Николаевич – заместитель генерального директора – директор Уренского межрайонного узла электросвязи ОАО «ВолгаТелеком»
Timarev Valery Nikolaevich – deputy general director – director of the Uren interdistrict telecommunication center of OJSC «VolgaTelecom»

10 апреля 2003 года Советом директоров ОАО «ВолгаТелеком» образовано Правление Общества в следующем составе:

Председатель –
Люлин Владимир Федорович –
генеральный директор ОАО «ВолгаТелеком»
Заместитель председателя –
Аракчеев Александр Васильевич –
I заместитель генерального директора ОАО «ВолгаТелеком»

Члены Правления:
Сипатова Таисия Михайловна –
I заместитель генерального директора ОАО «ВолгаТелеком»
Григорьева Любовь Ивановна –
заместитель генерального директора ОАО «ВолгаТелеком»
Высторөп Василий Петрович –
заместитель генерального директора ОАО «ВолгаТелеком»
Дьяконов Михаил Васильевич –
заместитель генерального директора ОАО «ВолгаТелеком»
Скляров Иван Петрович –
заместитель генерального директора ОАО «ВолгаТелеком»
Евдокимов Олег Львович –
заместитель генерального директора ОАО «ВолгаТелеком»
Поповский Валерий Петрович –
заместитель генерального директора –
директор Кировского филиала
Кириллов Александр Иванович –
заместитель генерального директора –
директор филиала в Республике Марий Эл
Шубин Иван Иванович –
заместитель генерального директора –
директор филиала в Республике Мордовия
Зиновьев Александр Николаевич –
заместитель генерального директора –
директор Оренбургского филиала
Назаров Виктор Маркович –
заместитель генерального директора –
директор Пензенского филиала
Елкин Сергей Леонидович –
заместитель генерального директора –
директор Самарского филиала
Корольков Олег Анимпадистович –
заместитель генерального директора –
директор Саратовского филиала
Карюканов Анатолий Сергеевич –
заместитель генерального директора –
директор Ульяновского филиала
Фомичев Сергей Миронович –
заместитель генерального директора –
директор филиала в Удмуртской Республике
Зарайский Виктор Яковлевич –
заместитель генерального директора –
директор филиала в Чувашской Республике
Щукина Эльвира Константиновна –
директор юридического департамента ОАО «ВолгаТелеком»
Попков Николай Иванович –
главный бухгалтер ОАО «ВолгаТелеком»
Кормилицына Людмила Алексеевна –
заместитель директора департамента электросвязи
ОАО «Связьинвест»

On April 10, 2003, the Management board of the Society was formed by the Board of directors of OJSC «VolgaTelecom» as follows:

Chairman –
Lyulin Vladimir Fedorovich –
general director of OJSC «VolgaTelecom»
Vice-Chairman –
Arakcheyev Alexander Vasilievich –
I deputy general director OJSC «VolgaTelecom»

Members of the Board:
Sipatova Taisia Mikhailovna –
I deputy general director of OJSC «VolgaTelecom»
Grigorieva Lybov Ivanovna –
deputy general director of OJSC «VolgaTelecom»
Vystorop Vasiliy Petrovich –
deputy general director of OJSC «VolgaTelecom»
Dyakonov Mikhail Vasilievich –
deputy general director of OJSC «VolgaTelecom»
Sklyarov Ivan Petrovich –
deputy general director of OJSC «VolgaTelecom»
Yevdokimov Oleg Lvovich –
deputy general director of OJSC «VolgaTelecom»
Popovsky Valery Petrovich –
deputy general director –
director of the Kirov branch
Kirillov Alexander Ivanovich –
deputy general director –
director of branch in the Republic of Mariy El
Shubin Ivan Ivanovich –
deputy general director –
director of branch in Republic of Mordovia
Zinoviev Alexander Nikolayevich –
deputy general director –
director of the Orenburg branch
Nazarov Victor Markovich –
deputy general director –
director of the Penza branch
Yolkin Sergey Leonidovich –
deputy general director –
director of the Samara branch
Korolkov Oleg Animpodistovich –
deputy general director –
director of the Saratov branch
Karyukanov Anatoly Sergeyevich –
deputy general director –
director of the Ulyanovsk branch
Fomitchov Sergey Mironovich –
deputy general director –
director of branch in the Udmurt Republic
Zaraysky Victor Yakovlevich –
deputy general director –
director of branch in the Chuvash Republic
Shchukina Elvira Konstantinovna –
director of legal department of OJSC «VolgaTelecom»
Popkov Nikolay Ivanovich –
chief accountant of OJSC «VolgaTelecom»
Kormilitsyna Lyudmila Alekseyevna –
deputy director of department of telecommunication
of OJSC «Svyazinvest»

РЕВИЗИОННАЯ КОМИССИЯ – ОРГАН ВНУТРЕННЕГО КОНТРОЛЯ

28 ИЮНЯ 2002 ГОДА ГОДОВЫМ ОБЩИМ СОБРАНИЕМ АКЦИОНЕРОВ ИЗБРАНА РЕВИЗИОННАЯ КОМИССИЯ В СОСТАВЕ 5 ЧЕЛОВЕК:

Председатель –
Прокофьева Ирина Викторовна –
заместитель директора Департамента – начальник отдела Департамента внутреннего аудита и экономического анализа ОАО «Связьинвест»

Члены ревизионной комиссии:

Алехин Сергей Иманович –
главный специалист Отдела внутреннего аудита и экономического анализа ОАО «Связьинвест»

Дегтярева Елена Петровна –
ведущий специалист Департамента электрической связи ОАО «Связьинвест»

Феклин Александр Васильевич –
начальник КРО ОАО «ВолгаТелеком»

Фролов Кирилл Викторович –
главный специалист Отдела внутреннего аудита и экономического анализа ОАО «Связьинвест»

REVISION COMMITTEE – INTERNAL CONTROL BODY

ON JUNE 28, 2002, THE ANNUAL GENERAL MEETING OF STOCKHOLDERS ELECTED THE REVISION COMMITTEE WHICH CONSISTS OF 5 PERSONS:

Chairman –
Prokofieva Irina Viktorovna –
deputy director of department – chief of the division of department of internal audit and the economic analysis of OJSC «Svyazinvest»

Members of the Revision committee:

Alekhin Sergey Imanovich –
main specialist of department of internal audit and economic analysis of OJSC «Svyazinvest»

Degtyaryova Elena Petrovna –
leading expert of department of telecommunication of OJSC «Svyazinvest»

Feklin Alexander Vasilievich –
chief of department of control and audit of OJSC «VolgaTelecom»

Frolov Cyril Viktorovich –
main specialist of department of internal audit and economic analysis of OJSC «Svyazinvest»


ВОЛГАТЕЛЕКОМ
ДОМ
СВЯЗИ
ТЕЛЕФОН
ИНТЕРНЕТ
НИЖЕГОРОДСКАЯ
СОТОВАЯ СВЯЗЬ
СЕРВИС-ЦЕНТР

В СВЯЗИ С ЗАВЕРШЕНИЕМ РЕОРГАНИЗАЦИИ 26 МАРТА 2003 ГОДА РЕШЕНИЕМ СОВМЕСТНОГО ВНЕОЧЕРЕДНОГО ОБЩЕГО СОБРАНИЯ АКЦИОНЕРОВ ОАО «ВолгаТелеком» РЕВИЗИОННАЯ КОМИССИЯ ПЕРЕИЗБРАНА В СЛЕДУЮЩЕМ СОСТАВЕ:

Председатель –
Беляев Константин Владимирович –
главный бухгалтер ОАО «Связьинвест»

Члены ревизионной комиссии:
Алехин Сергей Иманович –
главный специалист Департамента внутреннего аудита и экономического анализа ОАО «Связьинвест»
Карелина Лилия Алексеевна –
главный специалист Департамента электрической связи ОАО «Связьинвест»
Кукуджанова Елена Николаевна –
главный специалист Департамента внутреннего аудита и экономического анализа ОАО «Связьинвест»
Тареева Лариса Валерьевна –
ведущий специалист Департамента корпоративного финансирования и прямых инвестиций ОАО «Связьинвест»

IN CONNECTION WITH THE END OF REORGANIZATION ON MARCH 26, 2003, BY DECISION OF THE JOINT EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS OF OJSC «VolgaTelecom» THE REVISION COMMITTEE WAS RE-ELECTED AS FOLLOWS:

Chairman –
Belyayev Konstantin Vladimirovich –
chief accountant of OJSC «Svyazinvest»

Members of the Revision committee:
Alyokhin Sergey Imanovich –
main specialist of department of internal audit and economic analysis of OJSC «Svyazinvest»
Karelina Lilia Alekseyevna –
main specialist of department of telecommunication of OJSC «Svyazinvest»
Kukudzhanova Elena Nikolayevna –
main specialist of department of internal audit and economic analysis of OJSC «Svyazinvest»
Tareyeva Larissa Valerievna –
leading expert of department of corporate financing and direct investment of OJSC «Svyazinvest»



2002

ОСНОВНЫЕ КОРПОРАТИВНЫЕ СОБЫТИЯ

Январь
28 января 2002 года на Совете директоров утвержден бизнес-план Общества на 2002 год.

Февраль
В рамках визита в Нью-Йорк В. Ф. Люлин провел ряд встреч и переговоров с представителями инвестиционного сообщества и акционерами предприятия, которые проявили заинтересованность в деятельности компании.

Март
Получено согласие Министерства по антимонопольной политике Российской Федерации на присоединение компаний электросвязи Приволжского региона.

Май
В Нижнем Новгороде завершился третий этап подключения школ города к интернету в рамках программы «Интернет в школы, больницы, музеи».

Июнь
Проведение годового общего собрания акционеров.

Июль
Советом директоров принято решение об увеличении уставного капитала путем выпуска дополнительных обыкновенных и привилегированных акций. Форма оплаты дополнительно выпущенных акций – конвертация акций присоединенных компаний связи Поволжского региона.

Октябрь
Регистрация в ФКЦБ РФ проспекта эмиссии ценных бумаг.

Ноябрь
6 ноября 2002 года генеральный директор ОАО «ВолгаТелеком» Владимир Люлин и руководители трех крупных нижегородских предприятий подписали договоры о долгосрочном сотрудничестве, фиксирующие условия их гарантированного телекоммуникационного обслуживания.
22 ноября 2002 года ОАО «ВолгаТелеком» и Волго-Вятский банк Сбербанка России подписали соглашение о долгосрочном взаимовыгодном сотрудничестве в целях повышения эффективности хозяйственной деятельности сторон. Договор подписан в рамках действующего генерального соглашения между Сбербанком России и телекоммуникационным холдингом «Связьинвест», в состав которого входит ОАО «ВолгаТелеком».
30 ноября – конвертация акций компаний связи Поволжского региона в акции ОАО «ВолгаТелеком».

Декабрь
15 декабря мэр Нижнего Новгорода Вадим Булавинов и генеральный директор ОАО «ВолгаТелеком» Владимир Люлин подписали Соглашение о двустороннем сотрудничестве.

В течение всего 2002 года руководство компании регулярно проводило встречи с представителями инвестиционного сообщества.

THE BASIC CORPORATE EVENTS

January
On January 28, 2002 – the Board of directors authorized the business-plan of the Society for 2002.

February
Within the framework of the visit to New York, V. F. Lyulin held a number of meetings and negotiations with representatives of investment community and stockholders of the enterprise who were interested in the activities of the Company.

March
Consent of the Ministry of antimonopoly policy of the Russian Federation for affiliation of telecommunication companies of the Volga region;

May
The third stage of connection of schools of the city to the Internet within the framework of the program «Internet in schools, hospitals, museums» is completed in Nizhniy Novgorod.

June
The annual general meeting of stockholders.

July
Adoption of the decision on increase of the charter capital by issue of additional ordinary and preferred shares by the Board of directors. The form of payment of additionally issued shares is converting shares of affiliated telecommunication companies of the Volga Region.

October
Registration of the prospectus of issue of securities in the Federal Commission on Securities of the Russian Federation.

November
On November 6, 2002 the general director of OJSC «VolgaTelecom» Vladimir Lyulin and heads of three large Nizhniy Novgorod enterprises signed contracts of long-term mutually advantageous cooperation which fixed the conditions of guaranteed telecom services.
On November 22, 2002, OJSC «VolgaTelecom» and the Volga-Vyatka bank of the Savings Bank of Russia signed the agreement on long-term mutually advantageous cooperation with a view of increase of efficiency of economic activities of the parties. The contract is signed within the framework of the working general agreement between the Savings Bank of Russia and Telecommunication Holding «Svyazinvest» which includes OJSC «VolgaTelecom».
On November 30, 2002 converting shares of telecommunication companies of the Volga Region into shares of OJSC «VolgaTelecom».

December
On December 15, the mayor of Nizhniy Novgorod Vadim Bulavinov and the general director of OJSC «VolgaTelecom» Vladimir Lyulin signed the Agreement on bilateral cooperation.

During the whole year of 2002, the management of the company held meetings with representatives of investment community on a regular basis.

Основными условиями эффективной финансово-хозяйственной деятельности ОАО «ВолгаТелеком» являются сбалансированная тарифная политика, оптимизация расходов и денежных средств.

The well-balanced tariff policy and expense optimization is one of the most important conditions of an efficient financial and economic activity of OJSC «VolgaTelecom».

Финансово-хозяйственная деятельность

По результатам финансово-экономической деятельности за 2002 год предприятие имеет стабильный рост валового дохода, балансовой прибыли и рентабельности от продаж, снижение удельного веса эксплуатационных расходов в валовом доходе.

Общий объем выручки за 2002 год составил 10 968 млн. рублей с темпом роста к соответствующему периоду прошлого года 30,4%.

В 2002 году от предоставленных услуг электросвязи получено доходов на сумму 10 587 млн. рублей (с темпом роста 131,7%), из них 5 707 млн. рублей или 53,9% от услуг связи, оказанных населению.

Financial and economic activity

As a result of financial and economic activity in 2002, the Company has stable increase in the gross income, balance profit, and profitability from sales as well as decrease in the specific weight of operational costs in the gross income.

Total returns in 2002 amounted to 10 968 million Rubles with a 30.4% increase rate compared with that in the corresponding period in the previous year.

In 2002, the electric communication services rendered gave 10 587 rouble income (with a 131.7% increase rate) out of which 5707 million Rubles or 53.9% were from communication services rendered to people.

Структура доходов от основной деятельности
Structure of operation income


6,0%
2,5%
43,6%
46,1%
Местная связь
Local communication
Междугородная связь
Intercity communication
Новые услуги
New communication services
Другие доходы
Others

Сумма эксплуатационных расходов в 2002 году составила 7797 млн. рублей. Общий темп роста – 118,7%, что ниже показателя предыдущего года на 7,6%. В 2002 году темп роста доходов значительно превысил темп роста расходов. Доля расходов в выручке за 2002 год снизилась на 7% и составила 71,1%.

The amount of operational costs in 2002 was 7797 million Rubles. The total increase rate is 118.7%, which is smaller by 7.6% than that in the previous year. In 2002, the growth rate of income was significantly higher than that of expenses. The expenditure share in 2002 returns was decreased by 7% and amounted to 71.1%.

Структура эксплуатационных расходов
Structure of operation expenses


19,3%
32,3%
12,4%
11,8%
13,0%
11,2%
Заработная плата
Wage costs
Начисления на оплату труда
Charges on labor remuneration
Амортизация
Amortisation
Материальные затраты
Material costs
Расходы по ОАО «Ростелеком»
Expenses on OJSC «Rostelecom»
Прочие затраты
Others

Прибыль от основной деятельности возросла в 2002 году на 72% и составила 3 171 млн. рублей. Балансовая прибыль достигла 1 990 млн. руб. с темпом роста к соответствующему периоду 58%. Чистая прибыль ОАО «ВолгаТелеком» в 2002 году составила 1 472 млн. рублей. Темп роста чистой прибыли к 2001 году составил 222,3%.

Рентабельность по прибыли от основной деятельности составила 40,7% (в 2001 году – 28,1%).

Рентабельность по прибыли до налогообложения – 25,5% (в 2001 году – 19,2%).

Рентабельность по чистой прибыли – 18,9% (в 2001 году – 10,1%).

Operating income in 2002 was increased by 72% and amounted to 3171 million Rubles. The balance profit reached 1990 with an increase rate of 58% compared with that in the corresponding period. The net profit of OJSC «VolgaTelecom» in 2002 was 1472 million Rubles. The net profit increase rate was 222.3% compared with that in 2001.

Profitability for the operating income is 40.7% (28.1% in 2001).

Profitability for the profit before tax is 25.5% (19.2% in 2001).

Profitability for the net profit is 18.9% (10.1% in 2001).

Распределение чистой прибыли
Distribution of the net profit


0,6%
21,8%
77,6%
Выплата дивидендов
Payment of dividends
Производственное развитие
Technical development
Формирование резервного фонда
Formation of reserve capital

Показатели эффективности деятельности
Activity efficiency indicators

	2001	2002	Темп роста к 2001 году, % *Increase rate vs. 2001*
Расходы на линию, руб. *Expenses per line, Rub.*	1 838,0	2 066,0	112,4
Расходы на списочного работника, тыс. руб. *Expenses per an employee on the list, thousand Rub.*	120,7	152,4	126,3
Выручка на линию, руб. *Returns per line, Rub.*	2 354,0	2 906,0	123,5
Выручка на списочного работника, тыс. руб. *Returns per an employee on the list, thousand Rub.*	154,6	214,4	138,7
Прибыль от основной деятельности на линию, руб. *Operating income per line, Rub.*	516,0	840,0	162,9
Прибыль от основной деятельности на одного списочного работника, тыс. руб. *Operating income per an employee on the list, thousand Rub.*	33,9	62,0	183,0
Количество линий на списочного работника, лин. *Number of lines per an employee on the list, lines*	65,7	73,8	112,3

Доходы от новых услуг связи за 2002 год в целом по ОАО «ВолгаТелеком» составили 267 млн. руб. Наибольший доход дают услуги сети передачи данных и доступа к сети Интернет (85%) – 226,4 млн. руб.

Total returns in OJSC «VolgaTelecom» from new communication services in 2002 were 267 million Rubles. Maximum income is from the data transmission network services and Internet access (85%) and amounts to 226.4 million Rubles.

Структура доходов от новых услуг
Structure of the new communication services income


9,3%
1,4%
4,3%
85,0%
Сеть передачи данных и Интернет
Internet and data-transmission
ISDN
ISDN
Интеллектуальная сеть связи
Intellectual communication network
IP, ДВО и прочие
IP-telephony, addition services and others

ТАРИФНАЯ ПОЛИТИКА

Основные принципы тарифной политики Общества в 2002 году были определены Постановлением Правительства РФ от 11 октября 2001 года № 715 и направлены на:

- сокращение перекрестного субсидирования по потребителям и отраслям связи, обеспечение в краткосрочной перспективе безубыточного функционирования подотраслей и отдельных услуг электросвязи;
- внедрение и апробацию методики раздельного учета затрат по услугам связи;
- постепенный переход к регулированию тарифов на основные услуги по методу предельного ценообразования.

В этих целях в течение 2002 года были изменены тарифы на регулируемые услуги:

- местной связи – в январе и сентябре прошлого года;
- телеграфной связи – в январе и июле 2002 года;
- междугородной связи – в июле 2002 года.

В условиях работы объединенной компании одной из приоритетных становится задача выравнивания тарифов и унификации прейскурантного хозяйства по филиалам Общества.

BILLING POLICY

The basic charging principles of the Company in 2002 were described in the RF Government Order No. 715 dated Oct 11, 2001 and are aimed at:

- reduction of cross-subsidizing customers and communication branches and providing breakeven functioning of sub-branches and individual electric-communication services in the near-term outlook;
- implementation and testing of the method of separate account of expenses with respect to communication services;
- gradual transition to charging control for the basic services based on the method of limit price formation.

To this end, in 2002 tariffs for regulated services were changed:

- local communication: previous January and September;
- telegraph communication: January and July 2002;
- trunk communication: July 2002.

Under the conditions of a united company, tariff balancing and price unification in the Company branches are among the primary tasks.

В условиях объединения компании первостепенным становится вопрос выработки единой технической политики, что послужит решению основной задачи компании – модернизации сети и удовлетворения спроса на услуги ОАО «ВолгаТелеком».

In conditions of consolidation of the Company the paramount question is development of uniform technical policy, that, certainly, serves to solution of the primary goal of the Company – to upgrade the network and to satisfy demand for services of OJSC «VolgaTelecom».

Техническая политика

Международная и междугородная телефонная связь

Исходящий платный обмен ОАО «ВолгаТелеком» составил 1 640 278 тыс. минут, в том числе междугородный 1 572 699 тыс. минут и международный 67 579 тыс. минут. Темп роста исходящего платного обмена в 2002 году составил 121%.

Technical Policy

International and inter-city telecommunication

The outgoing paid traffic of OJSC «VolgaTelecom» made 1 640 278 thousand minutes, including inter-city 1 572 699 thousand minutes, international 67 579 thousand minutes. The growth rate of the outgoing paid traffic in 2002 made 121%.

Исходящий междугородный и международный трафик
Outgoing intercity and international traffic



Тысяч минут
Thousand minutes
2 000 000
1 500 000
1 000 000
500 000
0
2001
2002
2003
1 355 076
61 287
1 293 789
1 640 278
67 579
1 572 699
1 917 417
74 879
1 842 538
Объем исходящего междугородного трафика
Outgoing intercity traffic volume
Объем исходящего международного трафика
Outgoing international traffic volume

Местная телефонная связь

Политика в отношении традиционных услуг связи ориентирована на удержание позиций на рынке с одновременным увеличением степени удовлетворения платежеспособного спроса. Для этого компания продолжает интенсивную работу по развитию сети, совершенствованию средств связи и технологических процессов на основе современного оборудования, повышению качества и увеличению объемов предоставляемых услуг.

Городские телефонные сети

На 1 января 2003 года число автоматических телефонных станций в городах и поселках городского типа составило 928 общей монтированной емкостью 3 532 619 номеров.

В 2002 году емкость ГТС увеличилась на 367 тысяч номеров. Доля цифровых АТС в общей емкости коммутационного оборудования на городских сетях за 2002 год увеличилась с 39,34% до 46,87%.

Local telecommunication

The policy concerning traditional communication services is focused on keeping its positions in the market with simultaneous increase of satisfaction of solvent demand. For this purpose, the Company continues working hard on development of the network, perfection of communication facilities and technological processes on the basis of modern equipment, improvement of quality and increase of service range.

City telephone networks

On January 1, 2003, the number of automatic telephone exchanges in cities and settlements of city type made 928 from the total installed capacity of 3 532 619 AL.

In 2002, the CTN capacity increased by 367 000 AL. The share of digital automatic telephone exchanges in the total capacity of switching equipment in networks of the CTN in 2002 increased from 39.34% up to 46.87%.

Основные показатели развития телефонной сети
Basic parameters of telephone network development

	2001	2002
Монтированная емкость АТС, тыс. номеров *Installed capacity of automatic telephone exchange, thousand lines*	3998,6	4237,9
Прирост количества основных телефонных аппаратов, тыс. номеров *Gain of amount of the basic telephone sets, thousand lines*	166,5	200,3
Коэффициент использования монтированной номерной емкости АТС, % *Operating ratio of installed number capacity of automatic telephone exchange, %*	92,2	91,7
Процент емкости электронных станций от общей монтированной емкости АТС, % *Percentage of capacity of electronic stations from the total installed capacity of automatic telephone exchange, %*	33,8	40,8
Ввод емкости АТС, тыс. номеров *Commission of ATX capacity, thousand AL*	214,0	400,5
Плотность телефонов на 100 жителей, ед. *Penetration per 100 inhabitants, unit*	18,6	19,5
ГТС *CTN*	22,1	23,3
СТС *RTN*	10,1	10,5
Монтированная емкость АТС, оборудованная системой повременного учета стоимости, тыс. номеров *Installed capacity of ATX with function of time-based billing system, thousand lines*	2351,1	2718,9
Неудовлетворенные заявления на установку телефона, тыс. ед. *Unsatisfied applications for installation of phone sets, thousand*	913,8	764,7
Прирост протяженности междугородных телефонных каналов, тыс. кн-км *Gain of extent of inter-city telephone channels, thousand ch-km*	2064,4	2431,6
Прирост исходящих автоматических каналов АМТС, кан. *Gain of outgoing automatic channels AMTS, chan.*	804,0	1413,0

Номерная емкость
Network Capacity


Тысяч номеров
Thousand lines
%
5000
4500
4000
3500
3000
2500
2000
1500
1000
500
0
100
90
80
70
60
50
40
30
20
10
0
92,2
91,7
92,1
3999
3688
4238
3884
4455
4104
33,8
40,8
46,2
2001
2002
2003
Монтированная емкость
Installed capacity
Задействованная емкость
Operating capacity
Коэффициент использования
Operation rate
Уровень цифровизации
Digitalization

К концу 2002 года система повременного учета стоимости разговоров действовала в Нижегородской, Оренбургской, Пензенской областях, Республике Мордовия. За отчетный период оборудование цифровых АТС с функцией системы повременного учета стоимости местных телефонных разговоров увеличилось на 353 127 номеров.

Сельские телефонные сети

На 1 января 2003 года на сетях СТС эксплуатируется 5003 телефонных станции общей монтированной емкостью 705 255 номеров. Коэффициент использования монтированной емкости – 86,1%.

Монтированная емкость цифровых АТС на сетях СТС составила к концу 2002 года 70 743 номера или 10,03% от общей монтированной емкости коммутационного оборудования.

В течение года введены АТС общей емкостью 33 856 номеров. С учетом проводимой модернизации оборудования, прирост монтированной емкости составил 19 529 номеров.

В 2002 году была продолжена работа по установке и задействованию оборудования АОН. Монтированная емкость сельских АТС, оборудованных аппаратурой АОН к концу 2002 года составила 643 103 номера или 91,3% от общей монтированной емкости.

Документальная связь

С развитием новых современных видов связи спрос на услуги телеграфной связи постепенно снижается. Так, в 2002 году общее количество исходящих телеграмм снизилось на 8,7% и составило 5 338 тысяч телеграмм, в том числе международных 132 тысячи, что ниже уровня 2001 года на 10,2%.

В 2002 году проводилась активная работа, направленная на повышение пропускной способности узлов доступа в Интернет.

Проводное вещание

В филиалах ОАО «ВолгаТелеком» на 1 января 2003 года действовало 1567 радиоузлов (в том числе в сельской местности 1276), из них 1046 узлов дистанционного управления. Количество радиоточек по итогам года составило 3 138 799, на селе 397 298. Общая протяженность воздушных линий – 20 тыс. км, линий РФ с совместной подвеской ЛЭП – 58 тыс. км, кабельных – 25,9 тыс.км.

Проводное вещание (ПВ) является убыточной подотраслью, поэтому ОАО «ВолгаТелеком» осуществляет мероприятия по переводу сельского ПВ на эфирное, что позволит сократить общие затраты ПВ и повысить рентабельность и качество работы городских радиоузлов. Для каждого филиала разработана программа перевода ПВ на эфирное.

Телевидение и эфирное радиовещание

Телевидение

В ряде филиалов ОАО «ВолгаТелеком» эксплуатируются телевизионные передатчики для приема и трансляции ТВ программ. В то же время компания активно развивает существующие сети кабельного телевидения (КТВ), ведет строительство новых систем КТВ.

Эфирное радиовещание

Сеть эфирного радиовещания ОАО «ВолгаТелеком» включает в себя 73 маломощных радиовещательных передатчика (мощностью менее 1 кВт) и 19 мощных передатчиков (от 1 кВт и выше).

By the end of 2002, the system of the time-based billing of calls operated in the Nizhniy Novgorod, Orenburg, Penza Regions, and in the Republic of Mordovia. In the accounting period, equipment of digital automatic telephone exchanges with function of the system of time-based billing of local telephone calls increased by 353 127 AL.

Rural telephone networks

By January 1, 2003, 5003 telephone exchanges with the total installed capacity of 705 255 AL are operating in networks of the RTN. Operating ratio of installed capacity is 86.1%.

The installed capacity of digital automatic telephone exchanges in networks of the RTN made by the end of 2002 70 743 AL or 10.03% of the total installed capacity of switching equipment.

Within one year time, there were commissioned automatic telephone exchanges with the total capacity of 33 856 AL. In view of equipment upgrade, the gain of installed capacity made 19 529 AL.

In 2002, the installation and operation of ANI equipment continued. The installed capacity of the rural automatic telephone exchanges equipped with ANI devices made 643 103 AL or 91.3% of the total installed capacity by the end of 2002.

Document communication

With development of new modern kinds of telecommunication, demand for services of cable telecommunication is gradually reduced. So, in 2002 the total amount of outgoinging telegrams decreased by 8.7% and made 5338 thousand telegrams, including 132 thousand international, that is 10.2% less than in 2001.

In 2002, an active work directed at increasing the traffic capacity of the Internet access centers was performed.

Wire broadcast

1567 broadcasting centers, (including 1276 in rural areas), whereof 1046 centers of remote control operated in branches of OJSC «VolgaTelecom» on 01.01.03. The amount of radio receiving stations according to results of the year made 3 138 799, 397 298 in rural areas. The total extent of air-lines – 20 thousand km, lines of the Russian Federation with joint suspension bracket of an electric line – 58 thousand km, cable lines – 25.9 thousand km.

The wire broadcast (WB) is a unprofitable subindustry, therefore OJSC «VolgaTelecom» carries out actions for transition of the rural WB to radio broadcasting which allows to reduce the total expenses of WB and to raise profitability and quality of work of the city broadcasting centers. The program of transition from WB to radio broadcast is developed for each branch.

TV and radio broadcasting

TV

In many of affiliated companies of OJSC «VolgaTelecom», TV transmitters are used for reception and translation of TV programs. At the same time, the Company is developing the existing TV cable networks and building new ones.

Radio broadcasting

The network of radio broadcasting of OJSC «VolgaTelecom» includes 73 low-power broadcasting transmitters (with capacity less than 1 kw) and 19 powerful transmitters (from 1 kw and higher).

При выборе той или иной технологии компания, прежде всего, руководствуется интересами клиентов. Поэтому создаваемая сегодня сеть является залогом того, что внедряемые услуги будут конкурентноспособны в долгосрочной перспективе.

Choosing a specific technology, the Company pays the greatest attention to users' demand. This fact is a firm basis of competitiveness of the introduced new services for a long period of time.

Развитие новых услуг

Одной из основных задач является усиление позиций на рынке высокотехнологичных видов связи. Все филиалы ОАО «ВолгаТелеком» оказывают услуги доступа в Интернет как по технологии dial-up, так и по выделенным линиям.

Количество пользователей коммутируемым доступом в сеть Интернет на конец 2002 года в Поволжском регионе составило около 204 тысяч, 107 тысяч из них пользуется услугами ОАО «ВолгаТелеком». Таким образом, доля компании на рынке коммутируемого доступа в сеть Интернет составляет 52%.

Количество заказчиков услуги доступа по выделенной линии – около 1600, что составляет, по оценке ОАО «ВолгаТелеком», от 45 до 50%.

Активно внедряется услуга широкополосного цифрового доступа. Количество точек подключения по технологии xDSL в ОАО «ВолгаТелеком» на конец 2002 года составило 583, при этом 48% – в Нижегородском филиале.

Перспективной является услуга ISDN (Цифровая сеть с интеграцией услуг). Монтированная емкость ISDN в ОАО «ВолгаТелеком» на конец 2002 года составила 4604, задействованная – 1927 портов.

Development of new services

One of the main tasks is the strengthening of its positions in the market of high-technology communication means. All branches of OJSC «VolgaTelecom» render the Internet access services using both the dial-up technology and dedicated lines.

The number of users of the dial-up access to the Internet was about 204 thousand at the end of 2002 in Povolzhskiy region with 107 thousand of the above amount using the services of OJSC «VolgaTelecom». Therefore, the company share in the market of dial-up access to the Internet is 52%.

The number of customers of dedicated-line access is over 1600, which is from 45 to 50% in accordance with the OJSC «VolgaTelecom» estimate.

The service of the broad-band digital access is actively introduced. The number of connection points in OJSC «VolgaTelecom» using the xDSL technology was 583 at the end of 2002 with 48% in Nizhniy Novgorod Branch.

The ISDN service is promising (digital network with integration of services). The installed capacity of the ISDN in OJSC «VolgaTelecom» was 4604 at the end of 2002, while the working capacity was 1927 ports.

Количество пользователей Интернет
Internet users



250 000
200 000
150 000
100 000
50 000
0
53 525
838
52 687
108 889
1589
107 300
210 000
3000
207 000
2001
2002
2003
(прогноз / forecast)
Количество пользователей выделенным доступом
Dial-up users
Количество пользователей коммутируемым доступом
Dedicated users

Активно развивается использование сетей с пакетной коммутацией для переноса голосового трафика – IP-телефонии.

В 2002 году начата реализация ряда крупномасштабных проектов, которые послужат созданию единого инфокоммуникационного пространства региона.

Во-первых, это проект по созданию межрегиональной мультисервисной сети передачи данных (СПД), которая объединит региональные сегменты СПД на основе технологии IP MPLS. Эта сеть станет основой для внедрения и распространения мультисервисных услуг связи в регионе и позволит, кроме уже известных всем услуг скоростного доступа в Интернет по технологии ADSL, поддерживать услуги, связанные с передачей данных, голоса, видео – это видеоконференции, дистанционное обучение, виртуальные справочные системы.

Также в 2002 году в Нижегородском филиале начата реализация проекта развития услуг интеллектуальной сети связи (ИСС) на базе единой платформы. Построение Интеллектуальной сети послужит развитию малого и среднего бизнеса, развитию информационных услуг и является начальным этапом пилотного проекта построения Федеральной ИСС, организуемого ОАО «Связьинвест» при поддержке Минсвязи. В дальнейшем запланировано построение ИСС в других филиалах ОАО «ВолгаТелеком».

Using networks with packet switching for the voice traffic transfer, IP telephony.

2002 saw the start of implementation of a number of large-scale projects, which will help create the unified information-and-communication regional space.

First, we speak of the project of creating the interregional multiservice data-transmission network, which will unite regional segments of the data-transmission network on the basis of the IP MPLS technology. This network will form the basis for implementing and distributing multiservice communication services in the region and allow us to support services related to the transmission of the data, voice, and video such as video conferences, remote training, and virtual reference systems in addition to the well-known high-speed access to the Internet using the ADSL technology.

Also in 2002, Nizhniy Novgorod branch started to implement the project of developing the intellectual communication network services on the unified platform basis. The development of the Intellectual network will help develop small and medium businesses and information services and is the initial step of the pilot project of creating the Federal intellectual communication network organized by OJSC «Svyazinvest» under the support of the Ministry of Communication. In the future, the intellectual communication network will be developed in other OJSC «VolgaTelecom» branches.

Объединение компании не только существенно расширило инвестиционные возможности ОАО «ВолгаТелеком», но и позволило концентрировать средства, направляя их туда, где они могут принести наибольшую отдачу.

The Consolidation not only broadened the investment capabilities of the Company, it allowed also to focus the fund allocation on the most profitable directions.

Инвестиционная деятельность и капитальное строительство

Компания реализует единую инвестиционную программу, основные принципы которой – четкое планирование и строгий контроль за использованием средств.

Основным направлением капитальных вложений в 2002 году оставалась местная телефонная связь. В то же время значительно возросли инвестиции в развитие новых высокодоходных услуг связи.

После объединения переговоры о закупках оборудования ведутся централизованно, что позволяет значительно (до 20%) снижать стоимость приобретаемого оборудования.

За 2002 год ОАО «ВолгаТелеком» освоено 3 468,8 млн. руб. капитальных вложений (темп роста 181%).

Investment Activity and Capital Development

The Company implements the common investment program whose basic principles are clear-cut planning and strict monitoring of the fund usage.

The main capital investments in 2002 were to the local telephone network. At the same time there was a significant increase in investments to the development of new high-return communication services.

After the merger all the negotiations on equipment acquisition are centralized. It allows to lower significantly (by almost 20%) the cost of acquired equipment.

In 2002, OJSC «VolgaTelecom» realized 3468.8 million Rubles of capital investments (increase rate 181%).

Объем и источник финансирования инвестиций
Volume and sources of investment financing


Миллионов рублей
Million rubles
4000
3500
3000
2500
2000
1500
1000
500
0
1916,4
603,2
1313,2
3468,8
1907
1561,8
3803
1734
2069
2001
2002
2003
Собственные средства
Internal sources
Заемные средства
External sources

Структура капитальных вложений
Structure of the investment


4%
12%
17%
67%
Местная связь
Local communication
Междугородная и международная связь
Intercity and international communication
Новые услуги
New communication services
Прочие
Others

Темп роста ввода мощностей в 2002 году составил 187% – всего введено АТС емкостью 400,5 тысячи номеров, в том числе 366,6 тысячи по ГТС и 33,9 по СТС.

Построены и введены в эксплуатацию волоконно-оптические линии связи протяженностью 1885 км – это больше, чем за предыдущие 3 года (1740 км).

В 2002 году построены и введены гражданские производственные здания общим объемом 32 709 м³.

In 2002, the equipment introduction increase rate was 187%, and totally automatic telephone exchanges with a capacity of 400.5 thousand numbers were introduced including 366.6 thousand for local exchanges and 33.9 thousand for rural exchanges.

1885 km of fiber-optics communication lines were installed and commissioned, which exceeds the capacity for the previous three years (1740 km).

Civil production buildings with total space amounting to 32 709 m³ were constructed and commissioned.

Объекты связи, введенные ОАО «ВолгаТелеком» в 2002 году
Telecom objets commissioned by OJSC «VolgaTelecom» in 2002


ТЕЛЕФОН

Здание узла электросвязи в р. п. Большое Мурашкино Нижегородской области
Building of Telecommunication Center in Bolshoye Murashkino of Nizhniy Novgorod Region



Здание узла электросвязи в г. Павлово Нижегородской области
Building of Telecommunication Center in Pavlovo of Nizhniy Novgorod Region

ОСНОВНАЯ ЗАДАЧА ОАО «ВОЛГАТЕЛЕКОМ» – ОПРАВДАТЬ ДОВЕРИЕ АКЦИОНЕРОВ. ПУТЬ К ЕЕ ДОСТИЖЕНИЮ ЛЕЖИТ ЧЕРЕЗ ПОВЫШЕНИЕ КАПИТАЛИЗАЦИИ, ДОХОДОВ КОМПАНИИ – ИМЕННО НА ЭТО НАПРАВЛЕНЫ ОСНОВНЫЕ УСИЛИЯ В ОБЛАСТИ КОРПОРАТИВНОЙ ПОЛИТИКИ.

THE PRIMARY GOAL OF OUR COMPANY IS TO JUSTIFY THE TRUST OF OUR STOCKHOLDERS. AND THE WAY TO ACHIEVE THIS GOAL IS INCREASING CAPITALIZATION, VALUE OF SHARES, INCOME OF THE COMPANY – ALL THE EFFORTS ARE DIRECTED TOWARDS IT.

КОРПОРАТИВНАЯ ПОЛИТИКА

Уставный капитал Общества составляет 1 639 764 970 рублей.

CORPORATE POLICY

The charter capital of the Society makes – 1 639 764 970 Rubles.

Структура Уставного капитала
Structure of the Charter capital

Категории (типы) акций / *Categories (types) of shares*	Количество, шт. / *Amount (shares)*
Размещенные акции / *Placed shares*	327 952 994
в том числе: / *including:*	
обыкновенные / *common*	245 969 590
привилегированные акции типа А / *type A preferred shares*	81 983 404
Объявленные акции / *Declared shares*	1 830 589
в том числе: / *including:*	
обыкновенные / *common*	1 299 093
привилегированные акции типа А / *type A preferred shares*	531 496

Номинальная стоимость каждой акции – 5 рублей.

Face value of each share: 5 Rubles.

Основные акционеры ОАО «ВолгаТелеком»
Major shareholders of OJSC «VolgaTelecom»


27,0%
38,0%
2,2%
3,7%
4,5%
9,7%
14,8%
ОАО «Связьинвест»
PJSC «Svyazinvest»
ЗАО «ИНГ Банк (Евразия)»
CJSC «ING Bank (Eurasia)»
ЗАО «ДКК»
CJSC «DKK»
ЗАО «Брансвик ЮБС Варбург Номиниз»
CJSC «Brunswick UBS Warburg Nominees»
ЗАО КБ «Дж. П. Морган Амро Банк Интернешнл»
CJSC KB «J. P. Morgan Amro Bank International»
ЗАО «АБН Амро Банк А. О.»
CJSC «ABN Amro Bank A. O.»
Прочие акционеры
Other stockholders

Акции ОАО «ВолгаТелеком» включены в котировальные листы РТС (под тикером NNSI – обыкновенные акции и NNSIP – привилегированные) и ММВБ (под тикерами RU0009058234 – обыкновенные акции и RU 0009058242 – привилегированные).

Shares of OJSC «VolgaTelecom» are included in quote lists of RTS under tiker NNSI – common shares, and NNSIP – preferred shares and in quote lists of the Moscow Interbank Stock Exchange and under the following tickers: RU0009058234 – common shares and RU0009058242 – preferred shares.

Итоги торгов акциями ОАО «ВолгаТелеком» в РТС за 2002 год
Results of the tenders for shares of OJSC «VolgaTelecom» in RTS for 2002

	Обыкновенные акции *Common shares*	Привилегированные акции *Preferred shares*
Объем торгов, $ / *Volume of tenders, $*	3 195 365	510 806
Объем торгов, шт. / *Volume of tenders, shares*	2 626 823	694 300
Количество сделок / *Amount of transactions*	163	37

Анализ стоимости акций компании показывает, что уровень капитализации Общества за 2002 год возрос с $92,7 млн. в 2002 году до $131,6 млн. на начало 2003 года.

Стоимость обыкновенных акций компании выросла с $0,95 на 1 января 2002 года до $1,25 на 31 декабря 2002 года. Стоимость привилегированных акций компании выросла с $0,52 на 1 января 2002 года до $0,76 на 31 декабря 2002 года.

The analysis of price of shares of the Company shows, that the level of capitalization of the Society in 2002 increased from $92.7 million in 2002 up to $131.6 million by the beginning of 2003.

The price of common shares of the Company grew from $0.95 on 01.01.02 up to $1.25 on 31.12.02, the price of preferred shares of the Company grew from $0.52 on 01.01.02 up to $0.76 on 31.12.02.

Динамика котировок акций ОАО «ВолгаТелеком» за 2002 год (по данным РТС)
Price dynamics for OJSC «VolgaTelecom» shares in 2002 (according to RTS data)


Цена акции, $
Cost of shares, $
2,0
1,8
1,6
1,4
1,2
1,0
0,8
0,6
0,4
0,2
0
01.02
02.02
03.02
04.02
05.02
06.02
07.02
08.02
09.02
10.02
11.02
12.02
01.03
02.03
03.03
04.03
05.03
06.03
Обыкновенные акции
Common shares
Привилегированные акции
Preferred shares

На внешнем рынке осуществляются сделки по Американским Депозитарным распискам I уровня, программа которых была зарегистрирована в октябре 1997 года. В апреле 2003 года количество АДР составило 7,1% от голосующих акций или 8 734 965 расписок.

С весны 2002 года Банк-депозитарий – J. P. Morgan Chase Bank.

Коэффициент АДР/акция – 1:2.

Сделки по АДР осуществляются на внебиржевом рынке США, а также на Берлинской и Франкфуртской фондовых биржах.

9 декабря 2002 года Совет директоров ОАО «ВолгаТелеком» принял решение о выпуске процентных документарных облигаций на предъявителя ОАО «ВолгаТелеком» серии ВТ-1 общим объемом выпуска 1 000 000 000 руб., количество облигаций – 1 000 000 шт. номинальной стоимостью 1000 рублей каждая. Срок погашения – 3 года с момента размещения. Предусмотрена годовая оферта.

On the foreign market transactions are carried out with level I American Depository Receipts for which a program was registered in October, 1997. In April, 2003 the amount of the ADR made 7.1% of voting shares or 8 734 965 receipts.

From spring 2002 the Depositary Bank is the J. P. Morgan Chase Bank.

ADR/share Ratio – 1:2.

Transactions with the ADR are carried out on over-the-counter market of the USA, and also at the Berlin and Frankfurt stock exchanges.

On December 9, 2002, the Board of directors of OJSC «VolgaTelecom» made the decision on issue of interest rate documentary bearer bonds of OJSC «VolgaTelecom» of series BT-1. The total amount of issue is 1 000 000 000 Rubles, amount of bonds is 1 000 000 and the face value is 1000 Rubles each. The term of repayment is 3 years from the moment of placement. The annual offer is stipulated.

21 февраля 2003 года Облигации были успешно размещены на ММВБ. Доходность к погашению составила 13,65% годовых, доходность к оферте – 10,91%.

В течение 2002 года Обществом проводилась активная работа в направлении IR (Invest Relations) и PR (Public Relations), в рамках которой информация о деятельности ОАО «ВолгаТелеком» распространялась в федеральных и региональных СМИ в качестве информационных статей, пресс-релизов. Финансовая отчетность, отчеты эмитента эмиссионных ценных бумаг, профили компании, существенные факты публиковались в соответствии с Законодательством РФ, распространялись в инвестиционные компании, информационные агентства, размещались в сети Интернет.

12 марта 2002 года международное рейтинговое агентство «Standard and Poor's» присвоило ОАО «Нижегородсвязьинформ» долгосрочный кредитный рейтинг в российской и иностранной валюте «B-». Прогноз стабильный. По итогам консолидации базовых операторов фиксированной связи в Поволжском регионе в феврале 2003 года он был пересмотрен в сторону повышения до уровня «B». В феврале 2003 года ОАО «ВолгаТелеком» получило кредитный рейтинг по российской шкале «ruA-». Прогноз стабильный.

Общество выплачивает акционерам дивиденды с 1994 года.

On February 21, 2003, the Bonds were successfully placed on the Moscow Interbank Stock Exchange. Profitability to repayment made 13.65% annually, profitability to offer made 10.91%.

In 2002, the Society performed an active job in direction of IR (Invest Relations) and PR (Public Relations) within the framework of which the information on activity of OJSC «VolgaTelecom» was distributed in federal and regional mass-media as information articles, press releases. The financial reporting, reports of the issuer of issue securities, profiles of the Company, essential facts were published according to the Legislation of the Russian Federation, distributed in the investment companies, news agencies, placed in the Internet.

On March 12, 2002, the international rating agency «Standard and Poor's» appropriated OJSC «Nizhegorodsvyazinform» a long-term credit rating in Russian and in foreign currency «B-». The forecast is stable. By results of consolidation of base operators of the fixed telecommunication in the Volga Region, in February, 2003 it was revised and increased to level «B». In February, 2003, OJSC «VolgaTelecom» received a credit rating on the Russian scale «ruA-». The forecast is stable.

The society pays dividends to stockholders since 1994.

Дивидендная история
Dividend history

Категории акций / *Kind of shares*	Размер дивидендов на одну акцию, руб. / *Dividents size per 1 share (Rub)*			
	1999	2000	2001	2002*
Обыкновенные / *common*	0,1400	0,2700	0,3200	0,7066
Привилегированные / *preferred*	0,6000	1,0400	0,9600	1,7954

* Прогноз по объединенной компании ОАО «ВолгаТелеком».
Forecast for the consolidated Company «VolgaTelecom».

Повышение роли маркетинговых служб в данный момент должно привести к значительному улучшению качества обслуживания клиентов ОАО «ВолгаТелеком» и повышению объемов продаж услуг.

Increasing the role of marketing services is our major task currently. It is this that should lead to profound improvement of OJSC «VolgaTelecom» client accommodation quality and growth of sales.

Маркетинговая деятельность

В 2002 году заметное развитие получила маркетинговая деятельность компании, в частности, было закончено формирование подразделений маркетинга в филиалах. Основным событием стал совместный с компанией «The Boston Consulting Group» проект, в рамках которого был проведен анализ положения ОАО «ВолгаТелеком» на рынке связи Поволжья и разработаны основы маркетинговой стратегии Общества на ближайшие годы.

Marketing Activity

In 2002, the Company marketing activity developed significantly, particularly, the creation of marketing subdivisions in the Company branches was completed. The major event was a project implemented jointly with The Boston Consulting Group, as part of which OJSC «VolgaTelecom» position on the Volga-River Region communications market was analyzed, and the bases of OJSC «VolgaTelecom» marketing strategy for the next few years were developed.

Положение ОАО «ВолгаТелеком» на рынке связи Поволжья (данные «Коминфо-Консалтинг», BCG)
OJSC «VolgaTelecom» position on the Volga-River Region communications market (Cominfo Consulting, BCG data)

	Доля ОАО «ВолгаТелеком» в сегментах рынка, % *OJSC «VolgaTelecom» share in fraction of market, %*	
	2002	**2003**
Бюджетные организации *State-financed companies*	79	82
Хозрасчетные организации *Self-sustained companies*	60	62
Население *Population*	81	82

При составлении концепции маркетинговой стратегии МРК в качестве основных рассматривались следующие аспекты:

- комплекс услуг фиксированной и беспроводной связи;
- потребительские сегменты телекоммуникационного рынка;
- региональные особенности развития филиалов;
- организационные приоритеты развития компании.

В рамках процесса по формированию системы работы с клиентами, в 2002 году началась работа по заключению договоров с крупными предприятиями, организованы специальные подразделения по работе с корпоративными и VIP-клиентами.

Также разработаны мероприятия по совершенствованию обслуживания клиентов и созданию системы продаж.

В течение года активно продвигались традиционные и новые услуги компании посредством различных рекламных мероприятий, участия в центральных и региональных выставках, организации демонстрационных залов.

When IRC (Interregional Telecommunications Company) marketing strategy concept was being developed, the following basic aspects were considered:

- a set of fixed and wireless communications services;
- consumer segments of the telecommunications market;
- regional particulars of the IRC branch development;
- organizational priorities of the Company development.

In 2002, the big work was done in order to conclude agreements with large enterprises in the framework of formation of a system of customer service; special sections were formed for servicing corporate and VIP customers.

Measures to improve client accommodation and create a sales system were also developed.

During the year, the Company promoted traditional and new services by various advertisement activities, participation in central and regional exhibitions, organization of showrooms.

ОАО «ВолгаТелеком» обладает мощным кадровым потенциалом, и все усилия направлены на то, чтобы раскрыть его в реализации задач, стоящих перед компанией.

OJSC «VolgaTelecom» has a powerful personnel potential and all our efforts have been aimed at realizing this potential and directing it to the implementation of the Company tasks.

Кадровая политика

Количество сотрудников в ОАО «ВолгаТелеком» на 1 января 2003 года составило 51 164 чел., обеспеченность дипломированными специалистами с высшим образованием 75,1%, со средним специальным – 80,7%.

В 2002 году на базе Учебного центра ОАО «ВолгаТелеком» был реализован проект «Оценка персонала», который продолжится и в 2003 году. В рамках этого проекта проведено тестирование персонала бухгалтерских, финансовых и экономических служб (257 человек).

Учебные центры действуют в 7 филиалах: в Нижнем Новгороде, Йошкар-Оле, Кирове, Ульяновске, Самаре, Оренбурге и Ижевске. Подготовка и повышение квалификации работников осуществляется по учебным планам и программам, разработанным и утвержденным в установленном порядке в соответствии с требованиями типового положения о профессиональном обучении рабочих. В 2002 году на курсах повышения квалификации прошли обучение 15 209 человек.

Развиваются и укрепляются связи с высшими и средними специальными учебными заведениями. Заключаются договоры на целевую подготовку специалистов по дневной, заочной и ускоренной формам обучения. В 2002 году более 300 человек прошли обучение на договорной основе.

Фонд заработной платы работников вырос по сравнению с 2001 годом на 27,7% и составил в 2002 году 2 662 708 тыс. руб. Среднемесячная заработная плата составила в 2002 году 4337 руб., рост среднемесячной заработной платы к уровню 2001 года составил 35,8%.

Personnel Policy

OJSC «VolgaTelecom» personnel amounted to 51 164 persons on 1.01.2003. The degree to which the company is provided with certified specialists is 75.1% for specialists with higher education and 80,7% for specialists with specialized secondary education.

The Personnel Evaluation Project was executed based on OJSC «VolgaTelecom» Training Center in 2002 and will be continued in 2003. Personnel of accounting, financial and economic services (257 persons) were tested as part of this project.

Training centers work in 7 branches: in Nizhniy Novgorod, Yoshkar-Ola, Kirov, Ul'yanovsk, Samara, Orenburg and Izhevsk. Personnel training and professional development are carried out based on curricula and training programs developed and approved in accordance with the requirements of the Standard Provision for Professional Training of Workers, as per the established procedure. 15 209 persons completed the Professional Development Course in 2002.

Relations with higher and vocational education institutions develop and strengthen. Contracts for target training using day, correspondence, and accelerated training forms are being concluded. More than 300 persons completed training on a contract basis in 2002.

The wages fund for employees had grown by 27.7% as compared to 2001 and was 2 662 708 thousand Rubles in 2002. The average monthly salary of an employee was 4337 Rubles in 2002, and had grown by 35.8% as compared to 2001.

Участие в других организациях

Компания является учредителем ряда фирм, занимающихся деятельностью по оказанию наиболее перспективных высокотехнологичных услуг связи: сотовой связи, пейджинговой связи, спутниковой связи, Интернет и др.

Цель участия капитала ОАО «ВолгаТелеком» в других предприятиях – повышение инвестиционной привлекательности, снижение риска доходности компании и развитие отрасли связи в регионе.

Participation in Other Organizations

The Company is a promoter of a number of firms providing the most promising high-technology communications services: cellular, paging and satellite communications, Internet, etc.

The purpose of OJSC «VolgaTelecom» capital participation in other companies is to increase investment attractiveness, reduce Company earning power risks and develop the communications industry in the region.

Дочерние и зависимые Общества (оказывающие услуги связи), в которых ОАО «ВолгаТелеком» владеет более 10% уставного капитала
Affiliated and subsidiary companies (communications service providers) in which OJSC «VolgaTelecom» holds more than 10% of the ownership capital

Наименование организации *Organization**	**Регион** *Region*		**Доля в уставном капитале организации, %** *Share in the charter capital of the organization, %*
Услуги сотовой связи / *Cellular communication*			
ООО «Удмуртские сотовые сети-450» *LLC «Udmurt cellular networks-450»*	Удмуртская Республика *Udmurtiya Republic*	Стандарт NMT-450 *NMT-450 standard*	100,00
ЗАО «Сотовая связь Мордовии» *CJSC «Cellular communications of Mordovia»*	Республика Мордовия *Mordovia Republic*	Стандарт NMT-450 *NMT-450 standard*	60,00
ООО «Вятская сотовая связь» *LLC «Vyatka cellular communication»*	Кировская область *Kirov Region*	Стандарт NMT-450 *NMT-450 standard*	51,00
ЗАО «Оренбург-GSM» *CJSC «Orenburg-GSM»*	Оренбургская область *Orenburg Region*	Стандарт GSM *GSM standard*	51,00
ЗАО «Ульяновск-GSM» *CJSC «Ulyanovsk-GSM»*	Ульяновская область *Ulyanovsk Region*	Стандарт GSM *GSM standard*	51,00
ЗАО «Нижегородская сотовая связь» *CJSC «Nizhniy Novgorod cellular communication»*	Нижегородская область *Nizhniy Novgorod Region*	Стандарт GSM *GSM standard*	50,00
ЗАО «Саратов Мобайл» *CJSC «Saratov Mobile»*	Саратовская область *Saratov Region*	Стандарт AMPS *AMPS standard*	50,00
ЗАО «Цифровые сети Удмуртии-900» *CJSC «Digital networks of Udmurtia-900»*	Удмуртская Республика *Udmurtiya Republic*	Стандарт GSM *GSM standard*	49,00
ЗАО «Пенза Мобайл» *CJSC «Penza Mobile»*	Пензенская область *Penza Region*	Стандарт AMPS *AMPS standard*	40,00
ЗАО «Чувашия Мобайл» *CJSC «Chuvashia Mobile»*	Чувашская Республика *Chuvashia Republic*	Стандарт AMPS *AMPS standard*	30,00
ЗАО «Сотел - Нижний Новгород» *CJSC «Sotel-Nizhniy Novgorod»*	Нижегородская область *Nizhniy Novgorod Region*	Стандарт NMT-450 *NMT-450 standard*	20,00
ЗАО «Саратовская система сотовой связи» *CJSC «Saratov cellular communication system»*	Саратовская область *Saratov Region*	Стандарт NMT-450 *NMT-450 standard*	15,00
Услуги пейджинговой связи / *Paging*			
ООО «Вятка Пейдж» *LLC «Vyatka Page»*	Кировская область *Kirov Region*		91,00
ЗАО «Черы Пейдж» *CJSC «Chery Page»*	Чувашская Республика *Chuvashia Republic*		50,00
ООО «Радуга-Поиск» *LLC «Raduga-Poisk»*	Нижегородская область *Nizhniy Novgorod Region*		18,20
Услуги телеграфной связи, сети передачи данных, Интернет, новейших технологий / *Cable communication, data transmission, Internet, the newest technologies*			
ООО «Ижком» *LLC «Izhkom»*	Удмуртская Республика *Udmurtiya Republic*		51,00
ОАО «Информационные коммерческие сети «ОМРИКС» *OJSC «Information commercial networks «OMRIX»*	Оренбургская область *Orenburg Region*		42,40
ЗАО «Нижегородтелесервис» *CJSC «Nizhegorodteleservice»*	Нижегородская область *Nizhniy Novgorod Region*		40,00

Наименование организации *Organization**	Регион *Region*		Доля в уставном капитале организации, % *Share in the charter capital of the organization, %*
Услуги телеграфной связи, сети передачи данных, Интернет, новейших технологий / *Cable communication, data transmission, Internet, the newest technologies*			
ЗАО «Транссвязь» ***CJSC «TransSvyaz»***	Нижегородская область *Nizhniy Novgorod Region*		40,00
ЗАО «Ростелеграф» ***CJSC «Rostelegraf»***	Москва *Moscow*		15,68
ЗАО «ТелеРосс-Самара» ***CJSC «TeleRoss-Samara»***	Самарская область *Samara Region*		10,00
Услуги местной телефонной связи / *Local telecommunication*			
ЗАО «Цифровые телекоммуникации» ***CJSC «Digital telecommunications»***	Чувашская Республика *Chuvashia Republic*		81,25
ОАО «Телесот» ***OJSC «Telesot»***	Оренбургская область *Orenburg Region*		32,40
ЗАО «Самара-Телеком» ***CJSC «Samara-Telecom»***	Самарская область *Samara Region*		25,00
ЗАО «Самарасвязьинформ» ***CJSC «Samarasvyazinform»***	Самарская область *Samara Region*		16,90
Услуги радиовещания, телевидения / *Broadcasting*			
ЗАО «Пульс-Радио Йошкар-Ола» ***CJSC «Puls-Radio Yoshkar-Ola»***	Республика Марий Эл *Mariy El Republic*		61,00
ООО «Радио-Резонанс» ***LLC «Radio-Resonance»***	Нижегородская область *Nizhniy Novgorod Region*		51,00
Услуги беспроводной связи / *Wireless communication*			
ЗАО «Народный телефон Саратов» ***CJSC «People's Phone Saratov»***	Саратовская область *Saratov Region*	Стандарт CDMA *CDMA standard*	50,00 + 1 п. а.
ЗАО «Нижегородский радиотелефон» ***CJSC «Nizhniy Novgorod radiotelephone»***	Нижегородская область *Nizhniy Novgorod Region*	Стандарт CDMA *CDMA standard*	50,00

В течение 2002 года Обществом проводился аудит сотовых активов, принадлежащих присоединяемым компаниям. По результатам аудита в 2003 году начата реорганизация сотового бизнеса на базе ведущего оператора мобильной связи Нижегородской области – ЗАО «Нижегородская Сотовая Связь» (образованного в 1995 году ОАО «ВолгаТелеком» и американским холдингом RTDC). Компания обладает лицензиями на оказание услуг сотовой связи стандарта GSM-900/1800 на территории Нижегородской области. Эффективный менеджмент и продуманная маркетинговая политика вывели компанию в число лидеров рынка услуг сотовой связи России. По данным агентства **J'son & Partners**, ЗАО «Нижегородская Сотовая Связь» на начало 2003 года занимало 7-ю строку в списке крупнейших операторов сотовой связи России.

В рамках процесса реорганизации мобильной связи в феврале 2003 года доля ОАО «ВолгаТелеком» в уставном капитале ЗАО «НСС» доведена с 50 до 100%. В настоящее время ведется работа по увеличению доли компании в других компаниях сотовой связи. Конечная цель реорганизации сотового бизнеса ОАО «ВолгаТелеком» – создание единой бизнес-структуры путем консолидации сотовых активов компании.

During 2002, the Company audited cellular assets belonging to the companies to be joined. Based on the audit results, reorganization of the cellular business on the basis of Nizhniy Novgorod Province leading cellular communications operator, CJSC «Nizhegorodskaya Cellular Communications» [CJSC «NCC»] (created in 1995 by OJSC «VolgaTelecom» and RTDC, an American holding). The Company holds licenses for GSM-900/1800 cellular communications services in Nizhniy Novgorod Province. Effective management and thoughtful marketing policy has made the Company a leader on the Russian market of cellular communications services. According to **J'son & Partners** data, CJSC «Nizhegorodskaya Cellular Communications» was the 7-th largest cellular communications operator in Russia as of the beginning of 2003.

OJSC «VolgaTelecom» share in CJSC «NCC» chartered capital reached 100% in 2003 (2002 – 50%) as part of the mobile communications reorganization process. Currently, the Company works to increase its share in other cellular communications companies. The final purpose of OJSC «VolgaTelecom» cellular business reorganization is to create a single business structure by means of the Company cellular asset consolidation.

ОАО «ВолгаТелеком»
603000, Нижний Новгород, пл. М. Горького, Дом связи
Телефон/факс: +7 (8312) 33-20-47/30-67-68
E-mail: tn@sinn.ru
Http://www.volga-telecom.ru

Кировский филиал
610000, г. Киров, ул. Дрелевского, 43/1
Телефон/факс: +7 (8332) 62-98-31/62-12-46
E-mail: elsv@elsv.kirov.ru
Http://www.kirov.ru

Филиал в Республике Марий Эл
424000, Республика Марий Эл, г. Йошкар-Ола, ул. Советская, 138
Телефон/факс: +7 (8362) 45-25-81/63-00-99
E-mail: info@martelcom.ru
Http://www.martelcom.ru

Филиал в Республике Мордовия
430000, Республика Мордовия, г. Саранск, ул. Большевистская, 13
Телефон/факс: +7 (8342) 32-70-04/17-60-70
E-mail: disp@sv.moris.ru
Http://www.sv.moris.ru

Нижегородский филиал
603000, Нижний Новгород, ул. Большая Покровская, 56
Телефон/факс: +7 (8312) 33-20-47/30-67-68
E-mail: tn@sinn.ru
Http://www.volga-telecom.ru

Оренбургский филиал
460000, г. Оренбург, ул. Володарского, 11
Телефон/факс: +7 (3532) 77-34-10/72-01-62
E-mail: office@reg.esoo.ru
Http://www.esoo.ru

Пензенский филиал
440606, г. Пенза, ул. Куприна, 1/3
Телефон/факс: +7 (8412) 52-17-12/52-36-88
E-mail: svyazinform@penza.net
Http://www.sura.ru

Самарский филиал
443010, г. Самара, ул. Красноармейская, 17
Телефон/факс: +7 (8462) 32-10-20/70-40-20
E-mail: directors@dionis.samtel.ru
Http://www.ssr.ru

Саратовский филиал
410012, г. Саратов, ул. Киселева, 40
Телефон/факс: +7 (8452) 27-14-18/50-84-53
E-mail: oi@san.ru
Http://www.san.ru

Филиал в Удмуртской Республике
426008, Удмуртская Республика, г. Ижевск, ул. Пушкинская, 278
Телефон/факс: +7 (3412) 22-69-91/51-01-41
E-mail: utc@utc.ru
Http://www.utc.ru

Ульяновский филиал
432980, г. Ульяновск, ул. Л. Толстого, 60
Телефон/факс: +7 (8422) 41-20-10/41-44-20
E-mail: office@ec.mv.ru
Http://www.ec.mv.ru

Филиал в Чувашской Республике
428000, Чувашская Республика, г. Чебоксары, пр-т Ленина, 2
Телефон/факс: +7 (8352) 66-11-93/66-22-93
E-mail: seciz@sich.ru
Http://www.sich.ru

OJSC «VolgaTelecom»
Dom Svyazi, M. Gorky Sq., Nizhniy Novgorod, 603000
Telephone/fax: +7 (8312) 33-20-47/30-67-68
E-mail: tn@sinn.ru
Http://www.volga-telecom.ru

Kirov branch
43\1, Drelevskogo St., Kirov, 610000
Telephone/fax: +7 (8332) 62-98-31/62-12-46
E-mail: elsv@elsv.kirov.ru
Http://www.kirov.ru

Branch in Republic Mariy El
138, Sovetskaya St., Yoshkar-Ola, 424000, Mariy El Republic
Telephone/fax: +7 (8362) 45-25-81/63-00-99
E-mail: info@martelcom.ru
Http://www.martelcom.ru

Branch in Republic Mordovia
13, Bolshevistskaya St., Saransk, 430000, Mordovia Republic
Telephone/fax: +7 (8342) 32-70-04/17-60-70
E-mail: disp@sv.moris.ru
Http://www.sv.moris.ru

Nizhniy Novgorod branch
56, Bolshaya Pokrovskaya St., Nizhniy Novgorod, 603000
Telephone/fax: +7 (8312) 33-20-47/30-67-68
E-mail: tn@sinn.ru
Http://www.volga-telecom.ru

Orenburg branch
11, Volodarskogo St., Orenburg, 460000
Telephone/fax: +7 (3532) 77-34-10/72-01-62
E-mail: office@reg.esoo.ru
Http://www.esoo.ru

Penza branch
1\3, Kuprina St., Penza, 440606
Telephone/fax: +7 (8412) 52-17-12/52-36-88
E-mail: svyazinform@penza.net
Http://www.sura.ru

Samara branch
17, Krasnoarmeyskaya St., Samara, 443010
Telephone/fax: +7 (8462) 32-10-20/70-40-20
E-mail: directors@dionis.samtel.ru
Http://www.ssr.ru

Saratov branch
40, Kiseleva St., Saratov, 410012
Telephone/fax: +7 (8452) 27-14-18/50-84-53
E-mail: oi@san.ru
Http://www.san.ru

Branch in Republic Udmurtiya
278, Pushkinskaya St., Izhevsk, 426008, Udmurtiya Republic
Telephone/fax: +7 (3412) 22-69-91/51-01-41
E-mail: utc@utc.ru
Http://www.utc.ru

Ulyanovsk branch
60, Tolstogo St., Ulyanovsk, 432980
Telephone/fax: +7 (8422) 41-20-10/41-44-20
E-mail: office@ec.mv.ru
Http://www.ec.mv.ru

Branch in Republic Chuvashia
2, Lenina Av., Cheboksary, 428000, Chuvashia Republic
Telephone/fax: +7 (8352) 66-11-93/66-22-93
E-mail: seciz@sich.ru
Http://www.sich.ru



БУХГАЛТЕРСКИЙ БАЛАНС

Форма № 1 по ОКУД 0710001
Дата: 31.03.2003
Регион: Поволжский
Организация: ОАО «ВолгаТелеком»
Коды: по ОКПО 01142788 / ИНН 5260901817 / по ОКДП 52300 / по ОКОПФ 47 / по ОКФС 16 / по ОКЕИ 384
Вид деятельности: электросвязь
Организационно-правовая форма/форма собственности: ОАО
Единица измерения: тыс. руб.
Адрес: 603000, Нижний Новгород, пл. Максима Горького, Дом связи

Дата отправки (принятия): 31.03.2003

АКТИВ	Код строки	На начало отчетного периода*	На начало отчетного периода с учетом показателей присоединенных организаций**	На конец отчетного периода с учетом показателей присоединенных организаций***
1	2	3	4	5
I. ВНЕОБОРОТНЫЕ АКТИВЫ				
Нематериальные активы	110	—	465	60
в том числе:				
патенты, лицензии, товарные знаки (знаки обслуживания), иные аналогичные с перечисленными права и активы	111	—	465	60
организационные расходы	112	—	X	X
деловая репутация организации	113	—	X	X
Основные средства	120	2 362 485	10 136 469	12 410 903
в том числе:				
земельные участки и объекты природопользования	121	86	2 313	2 702
здания, машины и оборудование	122	1 668 486	7 434 654	8 931 149
Незавершенное строительство	130	200 980	660 625	859 593
Доходные вложения в материальные ценности	135	—	159	104
в том числе:				
имущество для передачи в лизинг	136	—	—	—
имущество, предоставляемое по договору проката	137	—	159	104
Долгосрочные финансовые вложения	140	26 319	72 858	72 316
в том числе:				
инвестиции в дочерние общества	141	4	4 081	2 138
инвестиции в зависимые общества	142	12 762	33 780	33 180
инвестиции в другие организации	143	13 225	20 434	20 382
займы, предоставленные организациям на срок более 12 месяцев	144	328	328	—
прочие долгосрочные финансовые вложения	145	—	14 235	16 616
Прочие внеоборотные активы	150	—	—	—
Итого по разделу I	190	2 589 784	10 870 576	13 342 976

Для реорганизованных Обществ:

* графа 3: Показатели базовой организации на 01.01.2002

** графа 4: Показатели базовой организации и присоединенных организаций на 01.01.2002, полученные построчным суммированием

*** графа 5: Показатели МРК (базовой организации и присоединенных организаций) на 31.12.2002

АКТИВ	Код строки	На начало отчетного периода*	На начало отчетного периода с учетом показателей присоединенных организаций**	На конец отчетного периода с учетом показателей присоединенных организаций***
1	2	3	4	5
II. ОБОРОТНЫЕ АКТИВЫ				
Запасы	210	90 109	400 056	443 555
в том числе:				
сырье, материалы и другие аналогичные ценности	211	76 285	293 153	339 006
животные на выращивании и откорме	212	—	7	4
затраты в незавершенном производстве (издержках обращения)	213	—	1 129	1 456
готовая продукция и товары для перепродажи	214	5 265	57 920	52 434
товары отгруженные	215		264	187
расходы будущих периодов	216	8 559	47 583	50 468
прочие запасы и затраты	217	—	—	—
Налог на добавленную стоимость по приобретенным ценностям	220	43 212	176 236	569 731
Дебиторская задолженность (платежи по которой ожидаются более чем через 12 месяцев после отчетной даты)	230	—	13 672	23 658
в том числе:				
покупатели и заказчики	231	—	808	2
векселя к получению	232	—	—	—
задолженность дочерних и зависимых обществ	233	—	—	—
авансы выданные	234	—	—	1 975
прочие дебиторы	235	—	12 864	21 681
Дебиторская задолженность (платежи по которой ожидаются в течение 12 месяцев после отчетной даты)	240	337 454	1 185 300	1 093 813
в том числе:				
покупатели и заказчики	241	257 503	902 462	806 560
векселя к получению	242	82	3 936	1 666
задолженность дочерних и зависимых обществ	243	—	291	36
задолженность участников (учредителей) по взносам в уставный капитал	244	X	X	X
авансы выданные	245	17 857	91 072	133 768
прочие дебиторы	246	62 012	187 539	151 783
Краткосрочные финансовые вложения,	250	94	3 829	13 233
в том числе:				
займы, предоставленные организациям на срок менее 12 месяцев	251	—	100	1 935
собственные акции, выкупленные у акционеров	252	94	225	—
прочие краткосрочные финансовые вложения	253	—	3 504	11 298
Денежные средства,	260	18 623	152 834	145 563
в том числе:				
касса	261	2 087	5 983	6 073
расчетные счета	262	15 622	122 337	122 737
валютные счета	263	—	33	3
прочие денежные средства	264	914	24 481	16 750
Прочие оборотные активы	270	—	—	—
Итого по разделу II	290	489 492	1 931 927	2 289 553
БАЛАНС (сумма строк 190+290)	300	3 079 276	12 802 503	15 632 529

Для реорганизованных Обществ:

* графа 3: Показатели базовой организации на 01.01.2002

** графа 4: Показатели базовой организации и присоединенных организаций на 01.01.2002, полученные построчным суммированием

*** графа 5: Показатели МРК (базовой организации и присоединенных организаций) на 31.12.2002

ПАССИВ	Код строки	На начало отчетного периода*	На начало отчетного периода с учетом показателей присоединенных организаций**	На конец отчетного периода с учетом показателей присоединенных организаций***
1	2	3	4	5
III. КАПИТАЛ И РЕЗЕРВЫ				
Уставный капитал	410	583 388	1 639 765	1 639 765
Добавочный капитал	420	951 268	4 172 421	4 139 098
Резервный капитал	430	58 798	58 798	72 832
в том числе:				
резервный фонд, образованный в соответствии с законодательством	431	58 798	58 798	72 832
резервы, образованные в соответствии с учредительными документами	432	—	—	—
Фонд социальной сферы	440	313	5 557	—
Нераспределенная прибыль прошлых лет	460	973 935	4 311 659	4 180 221
Непокрытый убыток прошлых лет	465	—	—	—
Нераспределенная прибыль отчетного года	470	X	X	1 471 951
Непокрытый убыток отчетного года	475	X	X	—
Итого по разделу III	490	2 567 702	10 188 200	11 503 867
Задолженность присоединенных организаций перед базовой организацией	497	X	X	7 620 498
Задолженность базовой организации перед присоединенными организациями	498	X	X	7 620 498
IV. ДОЛГОСРОЧНЫЕ ОБЯЗАТЕЛЬСТВА				
Займы и кредиты	510	6 406	258 598	386 657
в том числе:				
кредиты банков, подлежащие погашению более чем через 12 месяцев после отчетной даты	511	—	48 629	227 573
займы, подлежащие погашению более чем через 12 месяцев после отчетной даты	512	6 406	209 969	159 084
Прочие долгосрочные обязательства	520	76 915	327 453	510 631
Итого по разделу IV	590	83 321	586 051	897 288
V. КРАТКОСРОЧНЫЕ ОБЯЗАТЕЛЬСТВА				
Займы и кредиты	610	146 321	649 399	927 466
в том числе:				
кредиты банков, подлежащие погашению в течение 12 месяцев после отчетной даты	611	1 663	439 342	781 102
займы, подлежащие погашению в течение 12 месяцев после отчетной даты	612	144 658	210 057	146 364
Кредиторская задолженность	620	229 048	1 203 773	2 037 751
в том числе:				
поставщики и подрядчики	621	55 534	415 973	786 486
векселя к уплате	622	—	496	12 310
задолженность перед дочерними и зависимыми обществами	623	—	1 897	1 674
задолженность перед персоналом организации	624	11 874	101 082	110 729
задолженность перед государственными внебюджетными фондами	625	9 331	59 741	45 486
задолженность перед бюджетом	626	35 182	164 203	292 458
авансы полученные	627	23 394	189 408	293 303
прочие кредиторы	628	93 733	270 973	495 305
Задолженность участникам (учредителям) по выплате доходов	630	6 146	20 850	56 671
Доходы будущих периодов	640	46 738	154 230	209 486
Резервы предстоящих расходов	650	—	—	X
Прочие краткосрочные обязательства	660	X	X	X
Итого по разделу V	690	428 253	2 028 252	3 231 374
БАЛАНС (сумма строк 490 + 590 + 690)	700	3 079 276	12 802 503	15 632 529

Для реорганизованных Обществ:

* графа 3: Показатели базовой организации на 01.01.2002

** графа 4: Показатели базовой организации и присоединенных организаций на 01.01.2002, полученные построчным суммированием

*** графа 5: Показатели МРК (базовой организации и присоединенных организаций) на 31.12.2002

СПРАВКА О НАЛИЧИИ ЦЕННОСТЕЙ, УЧИТЫВАЕМЫХ НА ЗАБАЛАНСОВЫХ СЧЕТАХ

Наименование показателя	Код строки	На начало отчетного периода*	На начало отчетного периода с учетом показателей присоединенных организаций**	На конец отчетного периода с учетом показателей присоединенных организаций***
1	2	3	4	5
Арендованные основные средства	910	5 494	110 032	171 776
в том числе по лизингу	911	5 494	102 756	160 395
Товарно-материальные ценности, принятые на ответственное хранение	920	—	157	989
Товары, принятые на комиссию	930	69	72	800
Списанная в убыток задолженность неплатежеспособных дебиторов	940	35 663	135 644	177 340
Обеспечения обязательств и платежей полученные	950	—	18 242	—
Обеспечения обязательств и платежей выданные	960	251 785	1 209 550	1 903 425
Износ жилищного фонда	970	1 155	47 248	39 169
Износ объектов внешнего благоустройства и других аналогичных объектов	980	—	—	—
Бланки строгой отчетности	990	4 496	13 812	15 638

Для реорганизованных Обществ:

* графа 3: Показатели базовой организации на 01.01.2002

** графа 4: Показатели базовой организации и присоединенных организаций на 01.01.2002, полученные построчным суммированием

*** графа 5: Показатели МРК (базовой организации и присоединенных организаций) на 31.12.2002

ОТЧЕТ О ПРИБЫЛЯХ И УБЫТКАХ

Форма № 2 по ОКУД 0710002
Дата: 31.03.2003
Регион: Поволжский
Организация: ОАО «ВолгаТелеком»
Коды: по ОКПО 01142788 / ИНН 5260901817 / по ОКДП 52300 / по ОКОПФ 47 / по ОКФС 16 / по ОКЕИ 384
Вид деятельности: электросвязь
Организационно-правовая форма/форма собственности: ОАО
Единица измерения: тыс. руб.
Адрес: 603000, Нижний Новгород, пл. Максима Горького, Дом связи

Дата отправки (принятия): 31.03.2003

Наименование показателя	Код строки	За отчетный период*	За отчетный период с учетом присоединенных организаций**	За аналогичный период прошлого года с учетом присоединенных организаций***
1	2	3	4	5
I. Доходы и расходы по обычным видам деятельности				
Выручка (нетто) от продажи товаров, продукции, работ, услуг (за минусом налога на добавленную стоимость, акцизов и аналогичных обязательных платежей)	010	3 046 450	10 967 595	7 696 827
в том числе: от продажи услуг связи	011	2 935 409	10 587 627	7 370 302
Себестоимость проданных товаров, продукции, работ, услуг	020	(2 132 205)	(7 796 630)	(5 990 427)
в том числе: проданных услуг связи	021	(2 034 042)	(7 449 909)	(5 593 009)
Валовая прибыль	029	914 245	3 170 965	1 706 400
Коммерческие расходы	030	—	—	—
Управленческие расходы	040	—	—	—
Прибыль (убыток) от продаж (строки 010-020-030-040)	050	914 245	3 170 965	1 706 400
II. Операционные доходы и расходы				
Проценты к получению	060	983	2 778	1 586
Проценты к уплате	070	(11 943)	(126 059)	(98 261)
Доходы от участия в других организациях	080	9 834	13 470	12 625
Прочие операционные доходы	090	42 943	163 794	185 976
Прочие операционные расходы	100	(179 916)	(729 389)	(234 417)
III. Внереализационные доходы и расходы				
Внереализационные доходы	120	136 908	215 421	144 546
Внереализационные расходы	130	(256 121)	(720 512)	(550 403)
Прибыль (убыток) до налогообложения (строки 050+060-070+080+090-100+120-130)	140	656 933	1 990 468	1 168 052
Налог на прибыль и иные аналогичные обязательные платежи*****	150	(193 928)	(518 609)	(572 026)
Прибыль (убыток) от обычной деятельности	160	463 005	1 471 859	596 026
IV. Чрезвычайные доходы и расходы				
Чрезвычайные доходы	170	11	150	990
Чрезвычайные расходы	180	(17)	(58)	(43)
Чистая прибыль (нераспределенная прибыль (убыток) отчетного периода) (строки 160+170-180)	190	462 999	1 471 951	596 973

Для реорганизованных Обществ:

* графа 3: Показатели базовой организации за период с 01.01.2002 по 31.12.2002 и присоединенных организаций за период с даты реорганизации по 31.12.2002, полученные построчным суммированием

** графа 4: Показатели базовой организации и присоединенных организаций за период с 01.01.2002 по 31.12.2002, полученные построчным суммированием показателей из графы 3 и соответствующих показателей присоединенных организаций за период с 01.01.2002 по дату реорганизации

*** графа 5: Показатели базовой организации и присоединенных организаций за период с 01.01.2001 по 31.12.2001, полученные построчным суммированием

**** Чистая прибыль, соответствующая показателю строки 470 графы 5 формы № 1 «Бухгалтерский баланс»

***** Строка 150 «Налог на прибыль и иные аналогичные обязательные платежи» присоединенными организациями (региональными филиалами) не заполняется

Наименование показателя	Код строки	За отчетный период	За аналогичный период прошлого года
1	2	3	4
Справочно:			
Дивиденды, приходящиеся на одну акцию:			
по привилегированным типа А	201	0,00182000	0,00095000
по обычным	202	0,00070000	0,00032000

		3
Предполагаемые в следующем отчетном году суммы дивидендов, приходящиеся на одну акцию*:		
по привилегированным типа А	203	0,00198000
по обычным	204	0,00066000

		3	4
Дивиденды, приходящиеся на одну акцию:			
по привилегированным типа Б	205	—	—

		3
Предполагаемые в следующем отчетном году суммы дивидендов, приходящиеся на одну акцию:		
по привилегированным типа Б	206	—

* Заполняется показателями МРК

Расшифровка отдельных прибылей и убытков

Наименование показателя	Код строки	За отчетный период				За аналогичный период предыдущего года	
		прибыль		убыток		прибыль***	убыток***
		*	**	*	**		
1	2	3	4	5	6	7	8
Штрафы, пени и неустойки, признанные или по которым получены решения суда (арбитражного суда) об их взыскании	210	12 288	18 866	(2 006)	(6 413)	9 508	(5 217)
Прибыль (убыток) прошлых лет	220	2 739	8 600	(5 643)	(14 639)	5 678	(2 343)
Возмещение убытков, причиненных неисполнением или ненадлежащим исполнением обязательств	230	39 532	47 376	(88)	(1 280)	2 375	(87)
Курсовые разницы по операциям в иностранной валюте	240	5 276	15 278	(29 986)	(69 599)	31 733	(10 445)
Снижение себестоимости материально-производственных запасов на конец отчетного периода	250	Х	Х	Х	Х	Х	Х
Списание дебиторских и кредиторских задолженностей, по которым истек срок исковой давности	260	1 706	4 284	(1 483)	(14 860)	20 965	(14 218)

Для реорганизованных Обществ:

* графы 3, 5: Показатели базовой организации за период с 01.01.2002 по 31.12.2002 и присоединенных организаций за период с даты реорганизации по 31.12.2002, полученные построчным суммированием

** графы 4, 6: Показатели базовой организации и присоединенных организаций за период с 01.01.2002 по 31.12.2002, полученные построчным суммированием

*** графы 7, 8: Показатели базовой организации и присоединенных организаций за период с 01.01.2001 по 31.12.2001, полученные построчным суммированием

BALANCE SHEET

Form № 1 OKUD 0710001
Date: 31.03.2003
Region: Volga Region
Organization: OJSC «VolgaTelecom»
Codes: OKPO 01142788 / Taxpayer ID 5260901817 / OKDP 52300 / OKOPF 47 / OKFS 16 / OKEI 384
Type of activity: telecommunications
Legal form of organization/form of ownership: OJSC
Measurment unit: Thousand Rubles
Address: 603000, N. Novgorod, Maxim Gorky sq., Post House

Date of sending (accepting): 31.03.2003

ASSETS	Code of line	Beginning of Report Period*	Beginning of Report Period with parameters of the affiliated organizations**	End of Report Period with parameters of the affiliated organizations***
1	2	3	4	5
I. NON-CIRCULATING ASSETS				
Intangibles (04, 05)	110	—	465	60
including:				
patents, licenses, trade marks (service marks), other analogous rights and assets	111	—	465	60
organization expenses	112	—	X	X
The Company's standing	113	—	X	X
Fixed assets	120	2 362 485	10 136 469	12 410 903
including:				
land and nature objects	121	86	2 313	2 702
buildings, machines and equipment	122	1 668 486	7 434 654	8 931 149
Outstanding construction works	130	200 980	660 625	859 593
Profitable investments in stocks of materials and capital equipment	135	—	159	104
including:				
property for leasing	136	—	—	—
property given on the contract of hire	137	—	159	104
Long-term financial investments	140	26 319	72 858	72 316
including:				
investment in affiliates	141	4	4 081	2 138
investment in dependent companies	142	12 762	33 780	33 180
investment in others companies	143	13 225	20 434	20 382
investment in organizations for the term over 12 months	144	328	328	—
other long-term financial investments	145	—	14 235	16 616
Other non-circulating assets	150	—	—	—
Part I Total	190	2 589 784	10 870 576	13 342 976

For reorganized societies:

* column 3: Parameters of principal organization on 01.01.2002

** column 4: Parameters of principal organization and affiliated organizations on 01.01.2002, received by summing of lines

*** column 5: Parameters of principal organization and affiliated organizations on 31.12.2002

ASSETS	Code of line	Beginning of Report Period*	Beginning of Report Period with parameters of the affiliated organizations**	End of Report Period with parameters of the affiliated organizations***
1	2	3	4	5
II. CIRCULATING ASSETS				
Inventories	210	90 109	400 056	443 555
including:				
raw materials, supplies and other similar values	211	76 285	293 153	339 006
livestock for rearing and fattening	212	—	7	4
expenses in work in progress (distribution costs)	213	—	1 129	1 456
finished commodity and goods for resale	214	5 265	57 920	52 434
goods shipped	215	—	264	187
deferred expenses	216	8 559	47 583	50 468
other inventories and expenses	217	—	—	—
VAT for acquired valuables	220	43 212	176 236	569 731
Accounts receivable (the payments on which are expected more than in 12 months after report date)	230	—	13 672	23 658
including:				
buyers and customers	231	—	808	2
bills receivable	232	—	—	—
debt of affiliates and subsidiaries	233	—	—	—
advances paid out	234	—	—	1 975
other debtors	235	—	12 864	21 681
Accounts receivable (payments within 12 months after report date)	240	337 454	1 185 300	1 093 813
including:				
buyers and customers	241	257 503	902 462	806 560
bills receivable	242	82	3 936	1 666
debt of affiliates and subsidiaries	243	—	291	36
debt of participants (founders) in contributions to charter capital	244	X	X	X
advances paid out	245	17 857	91 072	133 768
other debtors	246	62 012	187 539	151 783
Short-term financial investments,	250	94	3 829	13 233
including:				
loans for the term of less than 12 months	251	—	100	1 935
own shares redeemed from shareholders	252	94	225	—
other short-term financial investments	253	—	3 504	11 298
Monetary resources	260	18 623	152 834	145 563
including:				
cash	261	2 087	5 983	6 073
settlement accounts	262	15 622	122 337	122 737
foreign exchange accounts	263		33	3
other monetary funds	264	914	24 481	16 750
Other circulating assets	270	—	—	—
Part I Total	290	489 492	1 931 927	2 289 553
BALANCE (sum of lines 190+290)	300	3 079 276	12 802 503	15 632 529

For reorganized societies:

* column 3: Parameters of principal organization on 01.01.2002

** column 4: Parameters of principal organization and affiliated organizations on 01.01.2002, received by summing of lines

*** column 5: Parameters of principal organization and affiliated organizations on 31.12.2002

LIABILITIES	Code of line	Beginning of Report Period*	Beginning of Report Period with parameters of the affiliated organizations**	End of Report Period with parameters of the affiliated organizations***
1	2	3	4	5
III. CAPITAL AND RESERVES				
Charter capital	410	583 388	1 639 765	1 639 765
Additional capital	420	951 268	4 172 421	4 139 098
Reserve capital	430	58 798	58 798	72 832
including:				
reserve funds, formed according to laws and regulations	431	58 798	58 798	72 832
reserves, formed according to articles of association	432	—	—	—
Social Security Fund	440	313	5 557	—
Retained profit of past years	460	973 935	4 311 659	4 180 221
Uncovered past years losses	465	—	—	—
Report year retained profit	470	X	X	1 471 951
Uncovered report year losses	475	X	X	—
Part III Total	490	2 567 702	10 188 200	11 503 867
IV. LONG-TERM LIABILITIES				
Loans and credits (borrowed funds)	510	6 406	258 598	386 657
including:				
bank credits to be settled in over 12 months after report date	511	—	48 629	227 573
borrowings to be settled in over 12 months after report date	512	6 406	209 969	159 084
Other long-term liabilities	520	76 915	327 453	510 631
Part IV Total	590	83 321	586 051	897 288
V. SHORT-TERM LIABILITIES				
Borrowed funds and credits	610	146 321	649 399	927 466
including:				
bank credits to be settled within 12 months after report date	611	1 663	439 342	781 102
borrowings to be settled within 12 months after report date	612	144 658	210 057	146 364
Accounts payable	620	229 048	1 203 773	2 037 751
including:				
suppliers and contractors	621	55 534	415 973	786 486
notes payable	622	—	496	12 310
debt to affiliates and subsidiaries	623	—	1 897	1 674
wages arrears	624	11 874	101 082	110 729
debt to State Off-budget Funds	625	9 331	59 741	45 486
debt to budget	626	35 182	164 203	292 458
advance payments received	627	23 394	189 408	293 303
other creditors	628	93 733	270 973	495 305
Debt to participants (founders) in profit payments	630	6 146	20 850	56 671
Deferred revenues	640	46 738	154 230	209 486
Reserves for deferred expenses	650	—	—	X
Other short-term liabilities	660	X	X	X
Part V Total	690	428 253	2 028 252	3 231 374
BALANCE (sum of lines 490 + 590 + 690)	700	3 079 276	12 802 503	15 632 529

For reorganized societies:

* column 3: Parameters of principal organization on 01.01.2002

** column 4: Parameters of principal organization and affiliated organizations on 01.01.2002, received by summing of lines

*** column 5: Parameters of principal organization and affiliated organizations on 31.12.2002

VALUABLES CERTIFICATE FOR EXTRA-BALANCE ACCOUNTS

Index name	Code of line	Beginning of Report Period*	Beginning of Report Period with parameters of the affiliated organizations**	End of Report Period with parameters of the affiliated organizations***
1	2	3	4	5
Leasehold fixed assets	910	5 494	110 032	171 776
including leasing	911	5 494	102 756	160 395
Inventory holdings received in custody	920	—	157	989
Commodities received on commission	930	69	72	800
Accounts receivable of insolvent debtors written-off as a loss	940	35 663	135 644	177 340
Cover funds for liabilities and payments received	950	—	18 242	—
Cover funds for liabilities and payments given	960	251 785	1 209 550	1 903 425
Housing facilities depreciation	970	1 155	47 248	39 169
Depreciation of land improvement objects and other similar objects	980	—	—	—
Registered high-security forms	990	4 496	13 812	15 638

For reorganized societies:

* column 3: Parameters of principal organization on 01.01.2002

** column 4: Parameters of principal organization and affiliated organizations on 01.01.2002, received by summing of lines

*** column 5: Parameters of principal organization and affiliated organizations on 31.12.2002

PROFIT AND LOSS REPORT

Form № 2 OKUD 0710002
Date: 31.03.2003
Region: Volga Region
Organization: OJSC «VolgaTelecom»
Codes: OKPO 01142788 / Taxpayer ID 5260901817 / OKDP 52300 / OKOPF 47 / OKFS 16 / OKEI 384
Type of activity: telecommunications
Legal form of organization/form of ownership: OJSC
Measurment unit: Thousand Rubles
Address: 603000, N. Novgorod, Maxim Gorky sq., Post House

Date of submission (acceptance): 31.03.2003

Index name	Code of line	Report period*	Report period with parameters of the affiliated organizations**	Analogous period of prior year with parameters of the affiliated organizations***
1	2	3	4	5
I. Regular Operation Profit and losses				
Proceeds (net) of sales of goods, products, works, services (minus VAT, excise taxes and similar mandatory payments)	010	3 046 450	10 967 595	7 696 827
Including: of sales of telecom services	011	2 935 409	10 587 627	7 370 302
Costs of commodities, products, works, services sold	020	(2 132 205)	(7 796 630)	(5 990 427)
Including: telecom services sold	021	(2 034 042)	(7 449 909)	(5 593 009)
Gross profit	029	914 245	3 170 965	1 706 400
Commercial expenses	030	—	—	—
Management expenses	040	—	—	—
Profit (Loss) from sales (lines 010-020-030-040)	050	914 245	3 170 965	1 706 400
II. Operation income and expenses				
Interest receivable	060	983	2 778	1 586
Interest payable	070	(11 943)	(126 059)	(98 261)
Income from participation in other ventures	080	9 834	13 470	12 625
Other operation income	090	42 943	163 794	185 976
Other operation expenses	100	(179 916)	(729 389)	(234417)
III. Non-Sales Income and Expenses				
non-sales income	120	136 908	215 421	144 546
non-sales expenses	130	(256 121)	(720 512)	(550 403)
Profit (loss) before taxes (lines 050+060-070+080+090-100+120-130)	140	656 933	1 990 468	1 168 052
Income tax and other similar mandatory payments	150	(193 928)	(518 609)	(572 026)
Profit (loss) from regular operation	160	463 005	1 471 859	596 026
IV. Extraordinary income and expenses				
Extraordinary income	170	11	150	990
Extraordinary expenses	180	(17)	(58)	(43)
Net profit (retained profit (loss) of report period) (lines 160+170-180)	190	462 999	1 471 951	596 973

For reorganized societies:

* column 3: Parameters of principal organization for the period with 01.01.2002 till 31.12.2002 and affiliated organizations for the period from the date of reorganization on 31.12.2002, received by summing of lines

** column 4: Parameters of principal organization for the period with 01.01.2002 till 31.12.2002 and affiliated organizations for the period from the date of reorganization on 31.12.2002, received by summing of lines with parameters from column 3 and respective parameters of affiliated organizations for the period from 01.01.2002 to reorganization date

*** column 5: Parameters of principal organization and affiliated organizations for the period with 01.01.2002 till 31.12.2002 received by summing of lines

**** Net profit corresponding to the parameter in line 470 of column 5 of form 1 «Balance Sheet»

***** line 150 «Profit tax and other similar obligatory payments» for affiliated organizations (regional branches) must not be filled

Index name	Code of line	Report period	Analogous period of prior year
1	2	3	4
FOR REFERENCE ONLY:			
Dividends per share:			
Type A Preferred	201	0,00182000	0,00095000
common	202	0,00070000	0,00032000

Index name	Code of line	3
Estimate of dividends per share for the next year*:		
Type A Preferred	203	0,00198000
common	204	0,00066000

Index name	Code of line	3	4
Dividends per one share:			
Type B preferred	205	—	—

Index name	Code of line	3
Estimate of dividends per one shae for the next report year:		
Type B preferred	206	—

* Filled with IRC parameters

EXPLANATION OF SINGLE PROFITS AND LOSSES

Index name	Code of line	Report period				Analogous period of prior year	
		profit		loss		прибыль***	убыток***
		*	**	*	**		
1	2	3	4	5	6	7	8
Fines, penalties and forfeits which were acknowledged or to be collected according to an arbitrage or court judgment	210	12 288	18 866	(2 006)	(6 413)	9 508	(5 217)
Past years profit (loss)	220	2 739	8 600	(5 643)	(14 639)	5 678	(2 343)
Payment of damages, caused by default of an obligation or its undue fulfillment	230	39 532	47 376	(88)	(1 280)	2 375	(87)
Exchange rate margins in foreign currency operations	240	5 276	15 278	(29 986)	(69 599)	31 733	(10 445)
Inventory depreciation by the end of report period	250	X	X	X	X	X	X
Debt amortization for overdue accounts payable and receivable with expired limitation period	260	1 706	4 284	(1 483)	(14 860)	20 965	(14 218)

For reorganized societies:

* column 3, 5: Parameters of principal organization for the period from 01.01.2002 till 31.12.2002 and affiliated organizations for the period from the date of reorganization on 31.12.2002, received by summing of lines

** column 4, 6: Parameters of principal organization and affiliated organizations for the period from 01.01.2002 till 31.12.2002, received by summing of lines

*** column 7, 8: Parameters of principal organization and affiliated organizations for the period from 01.01.2002 till 31.12.2002, received by summing of lines

Ernst & Young

Аудиторское заключение по бухгалтерской отчетности ОАО «ВолгаТелеком» независимой аудиторской фирмы ЗАО «Эрнст энд Янг Внешаудит»

1. Мы провели аудит бухгалтерской отчетности ОАО «ВолгаТелеком» за период с 1 января по 31 декабря 2002 года включительно.

2. Бухгалтерская отчетность ОАО «ВолгаТелеком» состоит из бухгалтерского баланса, обозначенного словами «На конец отчетного периода с учетом показателей присоединенных организаций», отчета о прибылях и убытках, обозначенного словами «За отчетный период», отчета о движении капитала, отчета о движении денежных средств, приложения к бухгалтерскому балансу и пояснительной записки, в части обозначенной словами «На конец отчетного периода с учетом показателей присоединенных организаций» и «За отчетный период». Ответственность за подготовку и предоставление этой бухгалтерской отчетности несет руководство ОАО «ВолгаТелеком». Наша обязанность заключается в том, чтобы выразить мнение о достоверности во всех существенных отношениях данной отчетности и соответствии порядка ведения бухгалтерского учета законодательству Российской Федерации на основе проведенного аудита.

3. Аудит бухгалтерского баланса ОАО «ВолгаТелеком» (на тот момент ОАО «Нижегородсвязьинформ») по состоянию на 31 декабря 2001 года был проведен иной аудиторской организацией, чье мнение о достоверности бухгалтерской отчетности ОАО «ВолгаТелеком» за год, оканчивающийся 31 декабря 2001 года, было высказано в условно-положительном аудиторском заключении от 29 апреля 2002 года. В своем условно-положительном заключении эта организация обратила внимание на тот факт, что ОАО «ВолгаТелеком» не создало резерв по сомнительной дебиторской задолженности, создание которого регламентируется требованиями ПБУ 8/98 «Условные факты хозяйственной деятельности», что существенно повлияло на достоверность бухгалтерской отчетности.

4. Мы провели аудит в соответствии с Федеральным Законом «Об аудиторской деятельности», утвержденными федеральными правилами (стандартами) аудиторской деятельности, правилами (стандартами) аудиторской деятельности, одобренными Комиссией по аудиторской деятельности при Президенте Российской Федерации.

5. Аудит планировался и проводился таким образом, чтобы получить разумную уверенность в том, что бухгалтерская отчетность, обозначенная словами «На конец отчетного периода с учетом показателей присоединенных организаций» и «За отчетный период», не содержит существенных искажений. Аудит проводился на выборочной основе и включал в себя изучение на основе тестирования доказательств, подтверждающих значения и раскрытие информации о финансово-хозяйственной деятельности в данной бухгалтерской отчетности, оценку принципов и методов бухгалтерского учета, правил подготовки

Auditor's statement on the accounting statements of OJSC «VolgaTelecom» by independent auditor firm CJSC «Ernest and Young Vneshaudit»

1. We carried out the audit of OJSC «VolgaTelecom» accounts for the period from January 1 to December 31, 2002 inclusive.

2. The accounting statements of OJSC «VolgaTelecom» consist of a Balance Sheet designated by words «By the end of the accounting period taking into account the figures of the annexed organizations», a Profit and Loss Statement designated by words «In the accounting period», the Report on Capital Flow, the Report on Money Resources Movement, the Supplement to the Balance Sheet and an Explanatory Note, regarding the section designated by words «By the end of the accounting period, taking into account the figures of the annexed organizations» and «In the accounting period». The responsibility for preparation and presentation of this accounting statements is beared by the management of OJSC «VolgaTelecom». Our duty consists in expressing our opinion on reliability in all essential aspects of the mentioned reporting and conformity of accounting procedures to the legislation of the Russian Federation on the basis of the audit carried out.

3. Audit of the Balance Sheet of OJSC «VolgaTelecom» (for the moment OJSC «Nizhegorodsvyazinform») as of December 31, 2001 has been carried out by another auditor organization, whose opinion on reliability of accounts of OJSC «VolgaTelecom» for the year terminating on December 31, 2001, has been stated in a conditionally positive auditor's statement dated April 29, 2002. In this conclusion, the organization paid attention to the fact, that OJSC «VolgaTelecom» did not form a reserve for doubtful accounts receivable the creation of which is regulated by requests of Accounting Standards 8/98 «the Conditional facts of economic activities» that essentially affected the reliability of the accounting statements.

4. We have carried out the audit according to the Federal Law «About audit activities», the authorized federal rules (standards) of audit activities, the rules (standards) of audit activities approved by the Commission for audit activities at the Office of the President of the Russian Federation.

5. The Audit was planned and held so that to receive reasonable confidence that the accounting statements designated by the words «By the end of the accounting period, taking into account the figures of the annexed organizations» and «In the accounting period», does not contain essential distortions. The Audit was made on a sample basis and included inspection on the basis of testing the proofs confirming values and disclosing the information on financial and economic activity in the present accounting statements, evaluation of principles and methods of book keeping, rules of preparation of the accounts and of the significant estimated values received by the management of the legal person audited, and also an evaluation of the general representation of the mentioned accounting statements. We believe, that the audit represents the sufficient grounds for expression of our opinion on reliability in all essential aspects of the accounts mentioned above and the

данной бухгалтерской отчетности и значимых оценочных значений, полученных руководством аудируемого лица, а также оценку общего представления данной бухгалтерской отчетности. Мы полагаем, что проведенный аудит представляет достаточные основания для выражения нашего мнения о достоверности во всех существенных отношениях упомянутой выше бухгалтерской отчетности и соответствии порядка ведения бухгалтерского учета законодательству Российской Федерации.

6. По нашему мнению, в 2002 году порядок ведения бухгалтерского учета в отношении подготовки бухгалтерской отчетности ОАО «ВолгаТелеком», обозначенной словами «На конец отчетного периода с учетом показателей присоединенных организаций» и «За отчетный период», отвечал требованиям Федерального Закона «О бухгалтерском учете» № 129-ФЗ от 21 ноября 1996 года, и упомянутая выше бухгалтерская отчетность, подготовленная в соответствии с тем же Законом, достоверно во всех существенных отношениях отражает финансовое положение ОАО «ВолгаТелеком» на 31 декабря 2002 года и результаты его финансово-хозяйственной деятельности за период с 1 января по 31 декабря 2002 года включительно.

7. Как указано в неаудированном разделе 6 «Сопоставимость показателей бухгалтерской отчетности» пояснительной записки, ОАО «ВолгаТелеком» было реорганизовано 30 ноября 2002 года путем присоединения ряда компаний электросвязи Приволжского федерального округа. Мы не проводили аудит сравнительной бухгалтерской отчетности или каких-либо ее элементов, обозначенных словами «На начало отчетного периода с учетом показателей присоединенных организаций» и «За аналогичный период прошлого года с учетом присоединенных организаций», а также «За отчетный период с учетом присоединенных организаций», которые были включены в прилагаемую бухгалтерскую отчетность исключительно для целей представления сопоставимой финансовой информации.

8. Без внесения оговорок в наше заключение, мы обращаем внимание на раздел 4 «Анализ и оценка структуры баланса» пояснительной записки, в котором описано превышение текущих обязательств ОАО «ВолгаТелеком» над текущими активами на 827 456 тысяч рублей по состоянию на 31 декабря 2002 года, а также планы руководства в отношении данного дефицита оборотного капитала.

9. Прилагаемые финансовые отчеты не имеют своей целью представление финансового положения и результатов деятельности в соответствии с принципами или методами бухгалтерского учета, общепринятыми в странах и иных административно-территориальных образованиях помимо России. Соответственно, прилагаемая финансовая отчетность не предназначена для лиц, не знакомых с российскими принципами, процедурами и методами бухгалтерского учета.

16 апреля 2003 года

Партнер
О. И. Валериус

Аудитор
Д. Е. Лобачев
Квалификационный аттестат по общему аудиту
№ К 002839

conformity of the accounting procedures to the legislation of the Russian Federation.

6. In our opinion, in 2002, the accounting procedures concerning the preparation of accounts of OJSC «VolgaTelecom» designated by the words «By the end of the accounting period taking into account the figures of the annexed organizations» and «In the accounting period», meet the requirements of the Federal Law «About book keeping» № 129-FL dated November 21, 1996, and the mentioned above accounts were prepared according to the same Law, it is authentic in all essential aspects and reflects the financial position of OJSC «VolgaTelecom» for December 31, 2002 and the results of its financial and economic activity for the period from January 1 to December 31, 2002 inclusive.

7. As it is specified in section 6 of the explanatory note which was not audited «Comparability of accounts data», OJSC «VolgaTelecom» has been reorganized on November 30, 2002 by fusion of some telecommunication companies of the Volga region federal district. We did not audit the comparable accounting statements or any of their fragments designated by the words «By the beginning of the accounting period taking into account the figures of the annexed organizations» and «In the similar period of the prior year, taking into account the data of annexed organizations», or «In the accounting period, taking into account the attached organizations» which have been included in the attached accounting statements only for the purposes of representation of the comparable financial information.

8. In our unqualifide conclusion, we would like to draw your attention to section 4 «Analysis and evaluation of the balance structure» of the explanatory note in which an excess of the current obligations of OJSC «VolgaTelecom» versus the current assets in amount of Rubles 827456 thousand as of December 31, 2002 is described, and also to the plans of the management concerning the mentioned deficiency of working capital.

9. The attached financial reports have not the purpose of representing the financial position and results of activity according to principles or methods of book keeping standard in the countries and administrative territorial-formations other than Russia. Accordingly, the attached financial reports are not intended for the persons not familiar with the Russian principles, procedures and methods of book keeping.

April 16, 2003

Partner
O. I. Valerius

Auditor
D. E. Lobachyov
Qualification certificate for the general audit
№ K 002839


RECEIVED
2004 MAY 26 A 11:43
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

AUTHORIZED
by the Board of directors of OJSC "VolgaTelecom" "
Minutes №4 of 13.05.2003

rman of the Board of directors V.F.Lyulin __________
(Signature)

L.S.

THE QUARTERLY REPORT

OF SECURITIES ISSUER

For: Quarter I, 2003.

Open joint-stock company "VolgaTelecom"

Code of the Issuer: 00137-A

Location: Russian Federation, Nizhniy Novgorod, M.Gorky sq., Post House

Mail address: 603000, Russian Federation, Nizhniy Novgorod, M.Gorky sq., Post House

The information contained in the present quarterly report, is subject to disclosing according to the legislation of the Russian Federation on securities

General director V.F.Lyulin __________

(Signature)

Chief accountant N.I.Popkov __________

(Signature)

13.05.2003

(L.S.)

Contact person: *Mironova Elena Petrovna*
Leading expert for securities
Ph.: *(8312342210* Fax: *(8312306768*

E-mail address: ***tn@sinn.ru***

А. Данные об эмитенте

9. Long title of the issuer.

Открытое акционерное общество "ВолгаТелеком"
Open Joint Stock Company "VolgaTelecom"

10. The abbreviated name.

ОАО "ВолгаТелеком"
OJSC " VolgaTelecom "

11. Information on changes in the name and form of incorporation of the issuer.

Open joint-stock company "Svyazinform" of the Nizhniy Novgorod Region
OJSC "Nizhegorodsvyazinform"
Entry: ***12.08.1996***

Open joint-stock company "Svyazinform" of the Nizhniy Novgorod Region
Open Company " Nizhegorodsvyazinform "
Entry: ***15.12.1993***

The state enterprise of telecommunication and computer science "Rossvyazinform" of the Nizhniy Novgorod Region
GPSI "Rossvyazinform"
Entry: ***1.04.1991***

The current name is entered: ***28.06.2002***

12. Information on the state registration of the issuer and his licenses.

Date of the state registration of the issuer: ***15.12.1993***
Number of the certificate of the state registration (other document confirming the state registration of the issuer): ***448***
The state registration body: ***Administration of the city of Nizhniy Novgorod***

Licenses:
Number: ***325542 № 523***
Issue date: ***6.12.2002***
Validity: ***till 9.12.2007***
The licensing body: ***Department of the Federal Security Service of Russia in Nizhniy Novgorod Region***
Activities: ***realization of jobs with use of the information making the state secret***

Number: ***325543 № 524***
Issue date: ***9.12.2002***
Validity: ***till 9.12.2007***
The licensing body: ***Department of the Federal Security Service of Russia in Nizhniy Novgorod Region***
Activities: ***realization of actions and (or) rendering of services in the field of protection of the state secret***

Number: *D 309529 № GS-4-52-02-22-0-5260901817-001732-1*
Issue date: *19.09.2002*
Validity: *till 20.09.2007*
The licensing body: ***The state committee of the Russian Federation on construction and municipal housing complex***
Activities: ***realization of activity on construction of buildings and constructions of I and II levels of responsibility according to state standard***

Number: *D 280930 № GS-4-52-02-22-0-5260901817-001771-1*
Issue date: *3.10.2002*
Validity: *till 4.10.2007*
The licensing body: ***The state committee of the Russian Federation on construction and municipal housing complex***
Activities: ***realization of activity on construction of buildings and constructions of I and II levels of responsibility according to state standard***

Number: *A 022746 № 23243*
Issue date: *14.11.2002*
Validity: *till 14.11.2007*
The licensing body: ***The ministry of the Russian Federation of telecommunication and informations***
Activities: ***cable telecommunication services***

Number: *A 022633 № 23240*
Issue date: *1.08.2002*
Validity: *till 1.08.2007*
The licensing body: ***The ministry of the Russian Federation of telecommunication and informations***
Activities: ***telematic services***

Number: *A 022744 № 23241*
Issue date: *1.08.2002*
Validity: *till 1.08.2007*
The licensing body: ***The ministry of the Russian Federation of telecommunication and informations***
Activities: ***data transfer services***

Number: *A 022745 № 23242*
Issue date: *14.11.2002*
Validity: *till 1.02.2006*
The licensing body: ***The ministry of the Russian Federation of telecommunication and informations***
Activities: ***cellular radio telephone telecommunication in the range of 450 MHz services***

Number: *A 022747 № 23244*
Issue date: *28.11.2002*
Validity: *till 17.03.2010*
The licensing body: ***The ministry of the Russian Federation of telecommunication and informations***
Activities: ***cellular radio telephone telecommunication in the range of 900 MHz services***

Number: *A 022748 № 23245*

Issue date: ***4.10.2002***
Validity: ***till 4.10.2012***
The licensing body: ***The ministry of the Russian Federation of telecommunication and informations***
Activities: ***local and intrazonal telecommunication services***

Number: ***A 022749 № 23246***
Issue date: ***12.09.2002***
Validity: ***till 12.09.2007***
The licensing body: ***The ministry of the Russian Federation of telecommunication and informations***
Activities: ***liaison channels leasing***

Number: ***A 023240 № 23721***
Issue date: ***12.09.2002***
Validity: ***till 12.09.2007***
The licensing body: ***The ministry of the Russian Federation of telecommunication and informations***
Activities: ***services of sound programs relay through a wire broadcast network***

Number: ***A 016817 № 17571***
Issue date: ***15.03.2001***
Validity: ***till 15.03.2006***
The licensing body: ***The ministry of the Russian Federation of telecommunication and informations***
Activities: ***sound programs radio relay services***

Number: ***A 013502 № 14461***
Issue date: ***31.10.2002***
Validity: ***till 9.03.2005***
The licensing body: ***The ministry of the Russian Federation of telecommunication and informations***
Activities: ***services of television programs broadcasting through a cable TV network***

Number: ***A 007610 № 8582***
Issue date: ***31.10.2002***
Validity: ***till 14.03.2003***
The licensing body: ***The ministry of the Russian Federation of telecommunication and informations***
Activities: ***television programs air broadcasting services***

Number: ***A 011617 № 12282***
Issue date: ***31.10.2002***
Validity: ***till 24.06.2004***
The licensing body: ***The ministry of the Russian Federation of telecommunication and informations***
Activities: ***air broadcasting of television and sound programs and transfer of additional information services***

Number: ***A 008741 № 9648***
Issue date: ***31.10.2002***
Validity: ***till 2.04.2003***
The licensing body: ***The ministry of the Russian Federation of telecommunication and informations***
Activities: ***cable TV network television programs broadcasting services***

Number: *A 013635 № 14602*
Issue date: *22.03.2001*
Validity: *till 9.03.2005*
The licensing body: *The ministry of the Russian Federation of telecommunication and informations*
Activities: *cable TV network television programs broadcasting services*

Number: *A 019339 № 19983*
Issue date: *8.11.2001*
Validity: *till 8.11.2006*
The licensing body: *The ministry of the Russian Federation of telecommunication and informations*
Activities: *sound programs radio relay services*

Number: *A 023932 № 24343*
Issue date: *28.11.2002*
Validity: *till 28.11.2005*
The licensing body: *The ministry of the Russian Federation of telecommunication and informations*
Activities: *mobile radio telephone telecommunication services*

Number: *A 023933 № 24344*
Issue date: *28.11.2002*
Validity: *till 28.11.2005*
The licensing body: *The ministry of the Russian Federation of telecommunication and informations*
Activities: *personal radiocall services*

Number: *G 793689 № M147*
Issue date: *3.04.2003*
Validity: *till 3.04.2008*
The licensing body: *License chamber of Nizhniy Novgorod Region*
Activities: *medical activity*

Number: *A 025025 № 25357*
Issue date: *14.03.2003*
Validity: *till 14.03.2006*
The licensing body: *The ministry of the Russian Federation of telecommunication and informations*
Activities: *television programs air broadcasting services*

Number: *A 025047 № 25379*
Issue date: *14.03.2003*
Validity: *till 14.03.2006*
The licensing body: *The ministry of the Russian Federation of telecommunication and informations*
Activities: *services of broadcasting of television and sound programs through a cable TV network*

13. Identification number of the tax payer.

5260901817

14. the issuer's activity sector.

SIC codes:
52300

15. Location, mail address of the issuer and contact phones.

Location: ***Russian Federation, Nizhniy Novgorod, M.Gorky sq., Post House***

Mail address: ***603000, Russian Federation, Nizhniy Novgorod, M.Gorky sq., Post House***

Phone: *(8312) 33 20 47* Fax: *(8312) 30 67 68*

E-mail address: ***tn@sinn.ru***

16. Information on the auditor of the issuer.

Name: *Closed joint-stock company "Ernest and Young Vneshaudit"*

Location: ***Russian Federation, Moscow, Podsosensky per., 20/12, suite 1-1A***

INN: *7701006684*

Mail address: ***105062, Russian Federation, Moscow, Podsosensky per., 20/12, suite 1-1A***

Phone: *(8 095)705 92 92* Fax: *(8 095) 705 92 93*

E-mail address: ***natalia.klimenkova@ru.eyi.com***

data of the license of the auditor:

Number of the license: ***E003246***

Issue date: *17.01.2003*

Validity: ***till 18.01.2008***

The licensing body: ***The Ministry of Finance of the Russian Federation***

17. Information on the organizations which are accounting the rights to securities of the issuer.

Registrar:

Name: *closed joint-stock company "Registrator-Svyaz"*

Location: ***Russian Federation, Moscow, Bolshaya Olenya str. 15 A***

Mail address: ***107078, Russian Federation, Moscow, Kalanchevskaya str., 15 a, p.o.b. 45***

Phone: *(095) 933 42 21* Fax: *(095) 933 42 21*

E-mail address: ***regsw@asvt.ru***

The license:

Number of the license: ***10 - 000 - 1 - 00258***

Issue date: ***1.10.2002***

Validity: ***not established***

The licensing body: ***FEDERAL COMMISSION OF SECURITIES OF RUSSIAN FEDERATION***

Date from which conducting the registry of nominal securities of the issuer is carried out by the specified registrar: ***18.02.2002***

The centralized storage of the issuer's securities during the accounting quarter was not used

18. the issuer's depositary.

no Depositary

19. Participants of the issuer.

Total amount of stockholders (participants): ***35245***

The stockholders (participants) owning not less than 5 percent of the charter capital of the issuer:

19.1 name: ***Open joint-stock company "Telecommunication Investment Company"***
Location: ***Russian Federation, Moscow, Plyuschikha str., 55, suite 2***
Mail address: ***119121, Russian Federation, Moscow, Plyuschikha str., 55, suite 2***
Equity stake in charter capital of the issuer: ***38.0035 %***

The stockholders (participants) owning not less than 25 percent of the charter capital of the stockholder (participant) of the issuer:

19.1.1 name: ***the Ministry of property relations of the Russian Federation***
Location: ***Russian Federation, Moscow, Nikolsky per., 9***
Mail address: ***103865, Russian Federation, Moscow, Nikolsky per., 9***
Equity stake in charter capital of the stockholder (participant) of the issuer: ***50 % + 1***

19.1.2 name: ***Mustcom Limited***
Location: ***3 Themistoklis Dervis Street CY-1066 Nicosia, Cyprus***
Mail address: ***102000, Moscow, Dmitrovskij per., 9***
Equity stake in charter capital of the stockholder (participant) of the issuer: ***25 % + 1***

19.2 name: ***"ING BANK (EURASIA) ZAO" (CLOSED JOINT-STOCK COMPANY)***
Location: ***Russian Federation, Moscow, Krasnaya Presnya, 31***
Mail address: ***123022, Russian Federation, Moscow, Krasnaya Presnya, 31***
Equity stake in charter capital of the issuer: ***17.7783 % (nominal holder)***
The stockholders (participants) owning not less than 25 percent of the charter capital of the stockholder (participant) of the issuer:

19.3 name: ***Closed joint-stock company "Depository clearing company"***
Location: ***Russian Federation, Moscow, 1-st Tverskaya-Yamskaya str., 13***
Mail address: ***103064, Moscow, Staraya Basmannaya str. 14/2, suite 4***
Equity stake in charter capital of the issuer: ***10.005 %***
The stockholders (participants) owning not less than 25 percent of the charter capital of the stockholder (participant) of the issuer:

20. Management structure of the issuer.

The general meeting of stockholders,
The board of directors,
The general director (sole executive of the issuer),
Management board (joined executive agency of the issuer)
The competence of the general meeting of stockholders (participants) of the issuer according to his charter (constituent documents):

The general meeting of stockholders is the supreme body of management of the Society.

The following questions (item 12.2-12.3 of the Charter) concern the competence of the general meeting of stockholders
1) amendments and additions to the present Charter or approval of the Charter of the Society in a new wording (except for the cases stipulated by the Federal law "About joint-stock companies"), resolutions on which are adopted by a majority of at least three quarters of votes of stockholders, owners of voting shares of the Society participating in the assembly;

2) Reorganization of the Society, the resolution on which is adopted by a majority of at least three quarters of votes of stockholders, owners of voting shares of the Society participating in the assembly;

3) Liquidation of the Society, assignment of the liquidating commission and the approval of intermediate and final liquidating balances, resolutions on which are adopted by a majority of at least three quarters of votes of stockholders, owners of voting shares of the Society participating in the assembly;

4) Election of members of the Board of directors, carried out by a cumulative voting;

5) The preschedule termination of powers of members of the Board of directors, the resolution on which is adopted by majority of votes of stockholders, owners of the voting shares participating in the assembly;

6) Assignment of a sole executive (General director), and also the preschedule termination of his powers, resolutions on which are adopted by majority of votes of stockholders, owners of voting shares of the Society participating in the assembly;

7) Definition of amount, face value, category (type) of declared shares of the Society and the rights given by these shares, resolutions on which are adopted by a majority of at least three quarters of votes of stockholders, owners of voting shares of the Society participating in the assembly;

8) The increase of the charter capital of the Society by increase of face value of shares, the resolution on which is adopted by majority of votes of stockholders, owners of voting shares of the Society participating in the assembly;

9) The increase of the charter capital of the Society by placement of additional shares by public offering in case if the amount of additionally placed shares makes more than 25 percent of common stocks placed by the Society earlier, the resolution on which is adopted by a majority of at least three quarters of votes of stockholders, owners of voting shares of the Society participating in the assembly;

10) The increase of the charter capital of the Society by placement of additional shares by private offering, the resolution on which is adopted by a majority of at least three quarters of votes of stockholders, owners of voting shares of the Society participating in the assembly;

11) Decrease of the charter capital of the Society by decrease of face value of shares:

Repayment of placed shares acquired by the Society following a decision of the Board of directors and not realized within a year from the moment of purchase by the Society,

Repayment of shares redeemed by the Society;

Purchase of a part of shares by the Society with a view of reduction of their total amount,

Resolutions on which are adopted by majority of votes of stockholders, owners of voting shares of the Society participating in the assembly;

12) Election of members of the Audit committee of the Society and early termination of powers, the resolutions on which are adopted by majority of votes of stockholders, owners of voting shares of the Society participating in the assembly;

13) approval of the auditor of the Society, the resolution on which is adopted by majority of votes of stockholders, owners of voting shares of the Society participating in the assembly;

14) approval of annual reports, annual accounts of the Society, including profit and loss statements (accounts of profits and losses) of the Society, and also distribution of the profit, including payment (declaration) of dividends, and losses of the Society by results of the fiscal year, resolutions on which are adopted by majority of votes of stockholders, owners of voting shares of the Society participating in the assembly;

15) The definition of the due procedure of conducting the General meeting of stockholders of the Society, the resolution on which is adopted by majority of votes of stockholders, owners of voting shares of the Society participating in the assembly;

16) Splitting and consolidation of shares, resolutions on which are adopted by majority of votes of stockholders, owners of voting shares of the Society participating in the assembly;

17) The adoption of a decision on approval of transactions fulfillment of which there is an interested party, the resolution on which is adopted in cases and following the procedure, stipulated by article XI of the Federal law "About joint-stock companies";

18) The adoption of decision on approval of the large transactions connected to purchase, alienation or an opportunity of alienation by the Society, directly or indirectly, of property the cost of which makes more than 50 percent of the book value of assets of the Society, determined according to its accounting statements for the last accounting date, except for transactions made during common economic activities of the Society, transactions connected to placement by subscription (realization) of common stocks of the Society, and also transactions connected to placement of issued securities, convertible in common stocks of the Society, the resolution on which is adopted by a majority of three quarters of votes of stockholders, owners of voting shares of the Society participating in the assembly;

19) adoption of a decision on participation in holding companies, financial and industrial groups, associations and other associations of commercial organizations, adopted by majority of votes of stockholders, owners of voting shares of the Society participating in the assembly;

20) The approval of internal documents regulating activity of bodies of the Society, the resolution on which is adopted by majority of votes of stockholders, owners of voting shares of the Society participating in the assembly;

21) Placement by the Society of bonds convertible into shares and of other issued securities, convertible in shares if the specified bonds (other issued securities) are placed by closed subscription or by public offering when, in case of an open subscription, the convertible bonds (other issued securities) can be converted in common stocks of the Society making more than 25 percent of common stocks placed earlier, the resolution on which is adopted by a majority of at least three quarters of votes of stockholders, owners of voting shares of the Society participating in the assembly;

22) adoption of a decision on compensation at the expense of the Society of expenses for preparation and convocation of an extraordinary general meeting of stockholders of the Society in case when in infringement of requests of the current legislation of the Russian Federation by the Board of directors the resolution on convocation of an extraordinary meeting is not adopted and the specified assembly is called by other persons. The resolution is adopted by majority of votes of stockholders, owners of voting shares of the Society participating in the assembly;

23) Exemption of a person which independently or together with affiliates acquired 30 percent and more of placed common stocks of the Society, from the duty of purchasing shares from other stockholders of the Society, the resolution on which is adopted by majority of votes of stockholders, owners of voting shares participating in the assembly, except for votes under shares, belonging to the specified person and his affiliates;

24) adoption of a decision on transfer of powers of the sole executive of the Society to a managing organization or to a manager;

25) The resolution on other questions stipulated by the Federal law "About joint-stock companies" and the present Charter.

The general meeting of stockholders has the right to adopt resolutions on questions stipulated by items 2, 8, 9, 10, 16 - 20, 24 of 12.2 of the present Charter exclusively upon a proposal of the Board of directors. In addition, other persons having, according to the current legislation of the Russian Federation, powers to make a proposal for the agenda of the annual or extraordinary general meeting of stockholders, have no right to demand from the Board of directors to include the specified questions into the agenda of the assembly.

The general meeting of stockholders of the Society has the right to adopt at any time a resolution on the preschedule termination of powers of the General director of the Society and on assignment of the new General director. (Item 15.5).

The general meeting of stockholders has no right to consider and adopt a resolution on questions which are not attributed to its competence by the Federal law "About joint-stock companies".

The general meeting has no right to adopt a resolution on questions which are not included in in the agenda of the assembly, nore change the agenda.

The competence of the board of directors (supervisory council) of the issuer according to the charter (constituent documents):

The board of directors - the joint management body of the Society which is carrying out the general operation management of the Society.

The board of directors of the Society is annually elected by the annual general meeting of stockholders in amount of 11 persons by cumulative voting.

The following issues (item 13.4 of the Charter) fall within the competence of the Board of directors of the Society:

1) Definition of priority directions of activity of the Society, including the approval of budgets, business - plans, strategy and programs of development of the Society;

2) Convocation of the annual and extraordinary general meetings of stockholders, except for the cases stipulated by item 8 of article 55 of the Federal law "About joint-stock companies";

3) The approval of the agenda of the general meeting of stockholders;

4) Definition of date of drawing up the list of the persons having the right of participation in the general meeting of stockholders, and other issues attributed to the competence of the Board of directors of the Society according to regulations of article VII of the Federal law "About joint-stock companies" and connected to preparation and carrying out of the general meeting of stockholders;

5) The preliminary approval of the annual report of the Society;

6) Increase of the charter capital of the Society by placement of additional shares by the Society within limits of the amount of declared shares determined by the present Charter;

7) Increase of the charter capital of the Society by placement of additional shares by public offering within the limits of amount of declared shares if the amount of additionally placed shares makes 25 and less percent of common stocks placed by the Society earlier;

8) Placement of bonds and other issued securities by the Society in a case when under conditions of placement of the specified bonds and other issued securities they are not convertible in shares of the Society;

9) Placement of the bonds and other issued securities convertible into shares by the Society, if the specified bonds (other issued securities) are placed by public offering and, in addition, convertible bonds (other issued securities) can be converted into common stocks of the Society making 25 and less percent of common stocks placed earlier;

10) Definition of the price (monetary valuation) of property, price of placement and repayment of issued securities in the cases stipulated by the Federal law "About joint-stock companies";

11) The approval of resolutions on issue of securities, prospectus of issue of securities, reports on results of issue of securities of the Society, quarterly reports of the issuer of issued securities;

12) Recommendations on the size of compensations and rewards paid to members of the Audit committee of the Society, definition of the size of payment of services of the auditor;

13) Recommendations on the size of dividend paid for shares, the form and term of payment;

14) Use of reserve fund and other funds of the Society;

15) The approval of internal documents of the Society regulating issues falling into competence of the Board of directors of the Society, except for internal documents the approval of which is attributed by the charter of the Society to the competence of the general meeting of stockholders and executive agencies of the Society;

16) Approval of transactions connected to purchase, alienation or an opportunity of alienation by the Society, directly or indirectly, of property which costs from 1 to 25 percent of the book value of assets of the Society, determined according to its accounting statements for the last accounting date, except for transactions made during common economic operation of the Society;

17) Approval of transactions connected to purchase, alienation or an opportunity of alienation by the Society, directly or indirectly, of property which costs from 25 to 50 percent of the book value of assets of the Society, determined according to its accounting statements for the last accounting date, except for the transactions made during common economic operation of the Society, transactions connected to placement by means of subscription (realization) of common stocks of the Society, and transactions connected to placement of issued securities convertible into common stocks of the Society;

18) Approval of transactions in fulfillment of which there is an interested party in the cases stipulated by article XI of Federal law "About joint-stock companies";

19) Purchase of shares placed by the Society, bonds and other securities;

20) adoption of decisions about participation (introduction as a participant, termination of participation, change of participation share) of the Society in other organizations, including by purchase, sale of shares, shares of other organizations;

21) adoption of decisions on issues of the agenda of the general meetings of affiliated societies (the supreme bodies of management of other organizations) in which the Society is the sole participant;

22) Definition of interaction of the Society with organizations in which the Society participates;

23) approval of the Registrar of the Society and provisions of Agreement concluded with it, and also cancellation of the contract with it;

24) Election (re-election) of Chairman of the Board of directors of the Society, his assistant;

25) Appointment of the Secretary of the Board of directors and definition of the size of his compensation;

26) Definition of quantitative structure and assignment of members of Management board of the Society, and also a preschedule termination of powers;

27) consideration of candidates to post of head of branche companies and agencies and their removal from the post;

28) Creation of branches, opening of agencies, their liquidation, approval of their Regulations;

29) approval of terms of the contracts concluded with the General director, members of Management board, heads of branches and agencies, and also consideration of issues, resolutions on which should be adopted by the Board of directors according to the specified contracts;

30) Prolongation of validity of the contract with the General director of the Society within limits of the term established by the present Charter;

31) Prolongation of validity of contracts with members of Management board, heads of branches and agencies;

32) Approval of structure of the Society;

33) suspention of authorities of the General director or powers of the managing organization (manager);

34) Appointment of an interim General director;

35) Other issues stipulated by the Federal law "About joint-stock companies" and the present Charter.

The issues falling into the competence of the Board of directors of the Society, cannot be transferred for resolution adoption to a joint or to a sole executive of the Society.

The competence of individual and joint executive agencies of the issuer according to his charter (constituent documents):

The general director is a sole executive who is carrying out the management of the current activity of the Society, he is appointed by the general meeting of stockholders for the term of five years.

At the sessions of the Board of directors and assemblies of stockholders, the point of view of the Management board of the Society is represented by the General director.

The general director makes decisions on the issues not attributed by the present Charter to the competence of the general meeting of stockholders, the Board of directors or Management board of the Society.

The general director acts on behalf of the Society without the power of attorney:

- Disposes of property of the Society for maintenance of its current activity within the limits established by the Charter and internal documents of the Society;

- Represents interests of the Society in authorities and courts, both in the Russian Federation, and beyond its limits;

- approves the list of staff, concludes and terminates labor contracts with workers of the Society, applies incentives to workers and imposes punishment;

- Recommends the personal structure of members of Management board to the Board of directors for approval and signs contracts, after their approval by the Board of directors;

- Gives power of attorney on behalf of the Society;

- Opens account of the Society in banks;

- Issues orders and instructions obligatory for execution by all workers of the Society;

- Concludes the collective agreement with workers of the Society on behalf of Management board in the name of the Society and organizes its imlementation;

- Carries out organizational and administrative activity development of the list of the information whih constitutes a trade secret, issues orders and instructs on observance of requirements of protection of a trade secret;

- Independently makes transactions, except for transactions approval of which falls within the terms of reference of the general meeting and the Board of directors;

- Executes other functions necessary for achievement of the purposes of activity of the Society and maintenance of its normal operation according to the current legislation of the Russian Federation and the present Charter, except for the functions assigned to other management bodies of the Society.

The general director carries out functions of Chairman of the Management board of the Society.

The general director presides over the general meeting of stockholders if other decision was not adopted by the Board of directors of the Society.

Rights, duties, the term of appointment, the size of remuneration of labor and the responsibility of the General director are defined by the contract concluded by him with the Society. The contract is subscribed by the Chairman of the Board of directors of the Society on behalf of the Society.

The Management board is the joint executive agency organizing performance of decisions of the general meeting of stockholders and the Board of directors of the Society:

The quantitative and personal structure of the Management board is defined by the decision of the Board of directors of the Society upon a presentation of the General director of the Society. The board of directors has the right to make a decision on a preschedule termination of powers of members of the Management board.

The following issues of management of the current activity of the Society fall into competence of the Management board of the Society (item 14.4 of the Charter):

1) Development of technical, financial and economic and tariff policy of the Society;

2) Development of proposals on the basic directions of activity of the Society, including projects of budgets, business - plans, strategy and programs of development of the Society;

3) organization of control over financial and economic activity of the Society;

4) Development of personnel and social policy of the Society;

5) approval of terms and conditions of the collective agreement;

6) Preparation of materials and projects of resolutions on the issues subject to consideration of the general meeting of stockholders and the Board of directors, including development of proposals on fulfillment of transactions approval of which is within terms of reference of the general meeting of

stockholders and of the Board of directors of the Society, on participation of the Society in other organizations, etc.;

7) Organizational and technical support of activity of bodies of the Society;

8) analysis of results of work of structural divisions of the Society, including separate, and development of obligatory instructions for execution on perfection of their performance;

9) approval of internal documents regulating issues falling into competence of the Management board of the Society, except for documents confirmed by the general meeting of stockholders and the Board of directors of the Society;

The Management board of the Society has the right to make also decisions on other issues of management of the current activity of the Society on initiative of the Board of directors or upon a proposal of the General director of the Society.

The procedure of convocation and carrying out the Board meetings, and also the procedure of adoption of decisions by the Management board are established by Regulations on the Management board of the Society confirmed by the general meeting of stockholders of the Society.

Rights, duties, the term of appointment, the size of remuneration of labor and the responsibility of members of the Management board are defined by the contract concluded by each of them with the Society. The contract on behalf of the Society is subscribed by the General directors of the Society.

21. Members of the board of directors (supervisory council) of the issuer.

The board of directors
Chairman: ***Osipchuk Anton Igorevich***

Members of the board of directors:
Bakhaev Mikhail Anatolievich
Year of birth: ***1952***

Posts held during the last 5 years:
Period: ***1997 - present time***
Organization: ***OJSC "VolgaTelecom"***
Activity: ***telecommunication***
Post: ***Member of the Board of directors***

Period: ***1997 - present time***
Organization: ***OJSC "VolgaTelecom"***
Activity: ***telecommunication***
Post: ***director of the Nizhniy Novgorod city telephone network***

Period: ***1999 - present time***
Organization: ***CJSC "Volga-Sotel"***
Activity: ***construction***
Post: ***Member of the Board of directors***

Equity stake in charter capital of the issuer: ***0.12141 %***
Shares in affiliated / dependent societies of the issuer:
none

Compensations paid for accounting quarter:
Confidential information

Volkov Vladimir Nikolaevich
Year of birth: ***1951***

Posts held during the last 5 years:
Period: ***1997 - present time***
Organization: ***OJSC "VolgaTelecom"***
Activity: ***telecommunication***
Post: ***director of Dzerzhinsk interdistrict telecommunication center***

Period: ***1997 - 2000***
Organization: ***OJSC "VolgaTelecom"***
Activity: ***telecommunication***
Post: ***a member of management board***

Period: ***2000 - present time***
Organization: ***OJSC "VolgaTelecom"***
Activity: ***telecommunication***
Post: ***Member of the Board of directors***

Period: ***2002 - 2002***
Organization: ***OJSC "Svyazinform" of the Penza Region***
Activity: ***telecommunication***
Post: ***Member of the Board of directors***

Equity stake in charter capital of the issuer: ***0.00588 %***
Shares in affiliated / dependent societies of the issuer:
none

Compensations paid for accounting quarter:
Confidential information

Grigorieva Alla Borisovna
Year of birth: ***1967***

Posts held during the last 5 years:
Period: ***1997 - 2000***
Organization: ***OJSC "Ivtelecom"***
Activity: ***telecommunication***
Post: ***Member of the Board of directors***

Period: ***1997 - present time***
Organization: ***OJSC "VolgaTelecom"***
Activity: ***telecommunication***
Post: ***Member of the Board of directors***

Period: ***1997 - 1998***
Organization: ***OJSC "Amursvyaz"***
Activity: ***telecommunication***

Post: ***Member of the Board of directors***

Period: ***1997 - 1998***
Organization: ***OJSC "Svyazinform" of the Penza Region***
Activity: ***telecommunication***
Post: ***Member of the Board of directors***

Period: ***1997 - 2002***
Organization: ***OJSC "Electrosvyaz" of the Kaluga Region***
Activity: ***telecommunication***
Post: ***chairman of the board of directors***

Period: ***1997 - 2002***
Organization: ***OJSC "UdmurtTelecom"***
Activity: ***telecommunication***
Post: ***chairman of the board of directors***

Period: ***1997 - 1999***
Organization: ***OJSC "Svyazinvest"***
Activity: ***telecommunication***
Post: ***deputy head of Service of management of share holdings***

Period: ***1998 - 2002***
Organization: ***OJSC "Sakhalinsvyaz"***
Activity: ***telecommunication***
Post: ***Member of the Board of directors***

Period: ***1999 - present time***
Organization: ***OJSC "Svyazinvest"***
Activity: ***telecommunication***
Post: ***the deputy director - the chief of a department of representatives of Department of corporate governance***

Period: ***1999 - 2000***
Organization: ***OJSC "Karachaevo - Cherkesskelectrosvyaz"***
Activity: ***telecommunication***
Post: ***Member of the Board of directors***

Period: ***1999 - present time***
Organization: ***OJSC "Uralsvyazinform" of the Perm Region***
Activity: ***telecommunication***
Post: ***Member of the Board of directors***

Period: ***1999 - 2000***
Organization: ***OJSC "Svyazinform" of the Penza Region***
Activity: ***telecommunication***
Post: ***Member of the Board of directors***

Period: ***2000 - 2002***
Organization: ***OJSC "Electrosvyaz" of the Rostov Region***
Activity: ***telecommunication***
Post: ***Member of the Board of directors***

Period: ***2001 - 2002***
Organization: ***OJSC "Svyazinform" of the Penza Region***
Activity: ***telecommunication***
Post: ***Member of the Board of directors***

Period: ***2001 - 2002***
Organization: ***OJSC "Electrosvyaz" of Republic Adygea***
Activity: ***telecommunication***
Post: ***Member of the Board of directors***

Period: ***2001 - 2002***
Organization: ***OJSC "Electrosvyaz" of the Ulyanovsk Region***
Activity: ***telecommunication***
Post: ***Member of the Board of directors***

Equity stake in charter capital of the issuer: ***0.00061 %***
Shares in affiliated / dependent societies of the issuer:
none

Compensations paid for accounting quarter:
Confidential information

Grigorieva Lyubov Ivanovna
Year of birth: ***1953***

Posts held during the last 5 years:
Period: ***1997 - 2002***
Organization: ***LLC "First independent registrar"***
Activity: ***information and computing service***
Post: ***chairman of the board of directors***

Period: ***1997 - 2001***
Organization: ***OJSC "Nizhniy Novgorod regional center "Myza"***
Activity: ***Operations with real estate, trade***
Post: ***Member of the Board of directors***

Period: ***1997 - present time***
Organization: ***OJSC "VolgaTelecom"***
Activity: ***telecommunication***
Post: ***a member of management board***

Period: ***1997 - present time***
Organization: ***OJSC "VolgaTelecom"***

Activity: ***telecommunication***
Post: ***deputy general director***

Period: ***1999 - present time***
Organization: ***OJSC "VolgaTelecom"***
Activity: ***telecommunication***
Post: ***Member of the Board of directors***

Period: ***2001 - 2002***
Organization: ***OJSC "Svyazinform" of the Penza Region***
Activity: ***telecommunication***
Post: ***Member of the Board of directors***

Period: ***2001 - 2002***
Organization: ***OJSC "UdmurtTelecom"***
Activity: ***telecommunication***
Post: ***Member of the Board of directors***

Period: ***2001 - 2002***
Organization: ***CJSC "RusLeasingSvyaz"***
Activity: ***leasing***
Post: ***Member of the Board of directors***

Period: ***2001 - 2002***
Organization: ***OJSC "Kirovelektrosvyaz"***
Activity: ***telecommunication***
Post: ***Member of the Board of directors***

Period: ***2002 - present time***
Organization: ***LLC "the First independent registrar"***
Activity: ***information and computing service***
Post: ***Member of the Board of directors***

Equity stake in charter capital of the issuer: ***0.01192 %***
Shares in affiliated / dependent societies of the issuer:
none

Compensations paid for accounting quarter:
Confidential information

Osipchuk Anton Igorevich
Year of birth: ***1967***

Posts held during the last 5 years:
Period: ***1997 - 2000***
Organization: ***OJSC "Telecominvest"***
Activity: ***investment***
Post: ***deputy general director of economy and finance***

Period: ***1999 - 2000***
Organization: ***OJSC "Telecominvest"***
Activity: ***investment***
Post: ***Member of the Board of directors***

Period: ***2000 - 2002***
Organization: ***OJSC "Svyazinvest"***
Activity: ***telecommunication***
Post: ***first deputy general director***

Period: ***2000 - 2002***
Organization: ***OJSC "Svyazinvest"***
Activity: ***telecommunication***
Post: ***member of management board***

Period: ***2000 - 2002***
Organization: ***OJSC "PTS"***
Activity: ***telecommunication***
Post: ***Member of the Board of directors***

Period: ***2000 - present time***
Organization: ***CJSC "Mobitel"***
Activity: ***telecommunication***
Post: ***Member of the Board of directors***

Period: ***2000 - present time***
Organization: ***OJSC "ROSTELECOM"***
Activity: ***telecommunication***
Post: ***Member of the Board of directors***

Period: ***2001 - present time***
Organization: ***OJSC "VolgaTelecom"***
Activity: ***telecommunication***
Post: ***Member of the Board of directors***

Period: ***2001 - present time***
Organization: ***CJSC "North-Western Telecombank"***
Activity: ***finance and credit***
Post: ***Member of the Board of directors***

Period: ***2001 - 2003***
Organization: ***OJSC "Southern telecommunication company"***
Activity: ***telecommunication***
Post: ***Member of the Board of directors***

Period: ***2001 - present time***
Organization: ***OJSC "RTKomm.RU"***

Activity: ***telecommunication***
Post: ***Member of the Board of directors***

Period: ***2001 - 2002***
Organization: ***OJSC "Svyazinform" of the Samara Region***
Activity: ***telecommunication***
Post: ***chairman of the board of directors***

Period: ***2001 - 2002***
Organization: ***OJSC "Uralsvyazinform" of the Perm Region***
Activity: ***telecommunication***
Post: ***chairman of the board of directors***

Period: ***2001 - present time***
Organization: ***OJSC "MTS"***
Activity: ***telecommunication***
Post: ***Member of the Board of directors***

Period: ***2002 - present time***
The organization: ***AKB "Telecommunication - Bank"***
Activity: ***finance and credit***
Post: ***Member of the Board of directors***

Period: ***2002 - present time***
Organization: ***Noncommercial partnership "Telecommunications development problems research center"***
Activity: ***telecommunication***
Post: ***chairman of council of partnership***

Period: ***2002 - present time***
Organization: ***OJSC "RTK-Leasing"***
Activity: ***telecommunication***
Post: ***Member of the Board of directors***

Period: ***2002 - present time***
Organization: ***NPF "Rostelecom - Guarantiya"***
Activity: ***telecommunication***
Post: ***member of council of fund***

Equity stake in charter capital of the issuer:
none
Shares in affiliated / dependent societies of the issuer:
none

Compensations paid for accounting quarter:
Confidential information

Lyulin Vladimir Fedorovich

Year of birth: ***1938***

Posts held during the last 5 years:
Period: ***1997 - present time***
Organization: ***CJSC "Nizhegorodteleservice"***
Activity: ***telecommunication***
Post: ***Member of the Board of directors***

Period: ***1997 - present time***
Organization: ***CJSC "Nizhegorodpromstroybank"***
Activity: ***finance credit***
Post: ***Member of the Board of directors***

Period: ***1997 - present time***
Organization: ***CJSC "VolgaTelecom"***
Activity: ***telecommunication***
Post: ***Member of the Board of directors***

Period: ***1997 - 2001***
Organization: ***CJSC "TeleRoss-Nizhniy Novgorod "***
Activity: ***telecommunication***
Post: ***Member of the Board of directors***

Period: ***1997 - 2001***
Organization: ***VZAO "Nizhniy Novgorod Fair"***
Activity: ***culture and art (exhibitions)***
Post: ***Member of the Board of directors***

Period: ***1997 - present time***
Organization: ***the Non-state pension fund "Doveriye"***
Activity: ***provision of pensions***
Post: ***chairman of council of Fund***

Period: ***1997 - present time***
Organization: ***CJSC "Nizhniy Novgorod cellular communication"***
Activity: ***telecommunication***
Post: ***member of the board of directors***

Period: ***1997 - present time***
Organization: ***CJSC "Transsvyaz"***
Activity: ***telecommunication***
Post: ***Member of the Board of directors***

Period: ***1997 - present time***
Organization: ***OJSC "VolgaTelecom"***
Activity: ***telecommunication***
Post: ***General director***

Period: ***1997 - present time***
Organization: ***OJSC "VolgaTelecom"***
Activity: ***telecommunication***
Post: ***member of management board***

Period: ***1998 - present time***
Organization: ***CJSC Commercial bank "UNEXIM - VOLGA "***
Activity: ***finance credit***
Post: ***member of council of Bank***

Period: ***1998 - present time***
Organization: ***CJSC "Sotel - Nizhniy Novgorod "***
Activity: ***telecommunication***
Post: ***Member of the Board of directors***

Period: ***1998 - present time***
Organization: ***CJSC "Ericssonsvyaz"***
Activity: ***telecommunication***
Post: ***Member of the Board of directors***

Period: ***1999 - present time***
Organization: ***CJSC "Nizhniy Novgorod radio telephone"***
Activity: ***telecommunication***
Post: ***Member of the Board of directors***

Period: ***2001 - 2002***
Organization: ***OJSC "Ulyanovskelectrosvyaz"***
Activity: ***telecommunication***
Post: ***Member of the Board of directors***

Period: ***2001 - 2002***
Organization: ***OJSC "Saratovelektrosvyaz"***
Activity: ***telecommunication***
Post: ***Member of the Board of directors***

Period: ***2001 - present time***
Organization: ***Union of manufacturers and consumers of equipment for communication facilities***
Activity: ***telecommunication***
Post: ***Member of the Board of directors***

Period: ***2001 - 2002***
Organization: ***OJSC "Svyazinform" of the Samara Region***
Activity: ***telecommunication***
Post: ***Member of the Board of directors***

Period: ***2001 - present time***
Organization: ***Noncommercial partnership "Telecommunications development problems research center"***

Activity: ***telecommunication***
Post: ***member of council of partnership***

Period: ***2002 - 2002***
Organization: ***OJSC "Martelcom"***
Activity: ***telecommunication***
Post: ***Member of the Board of directors***

Period: ***2002 - 2002***
Organization: ***OJSC "Electrosvyaz" of the Orenburg Region***
Activity: ***telecommunication***
Post: ***Member of the Board of directors***

Period: ***2002 - present time***
Organization: ***OJSC "National payphone network"***
Activity: ***telecommunication***
Post: ***Member of the Board of directors***

Equity stake in charter capital of the issuer: ***0.18588 %***
Shares in affiliated / dependent societies of the issuer:
none

Compensations paid for accounting quarter:
Confidential information

Degtyaryov Vadim Sergeyevich
Year of birth: ***1975***

Posts held during the last 5 years:
Period: ***1998 - present time***
Organization: ***Investment Company "Brunswick Capital Management"***
Activity: ***management***
Post: ***Fund manager***

Period: ***2001 - 2002***
Organization: ***OJSC "Svyazinform" of the Samara Region***
Activity: ***telecommunication***
Post: ***Member of the Board of directors***

Period: ***2001 - present time***
Organization: ***OJSC "Moscow city telephone network"***
Activity: ***telecommunication***
Post: ***Member of the Board of directors***

Period: ***2001 - present time***
Organization: ***CJSC "Central Department Store Invest"***
Activity: ***real estate activities***
Post: ***Member of the Board of directors***

Period: ***2001 - present time***
Organization: ***OJSC "Trading House of Central Department Store"***
Activity: ***trade***
Post: ***Member of the Board of directors***

Period: ***2002 - present time***
Organization: ***OJSC "Konakovo state district power station"***
Activity: ***power***
Post: ***Member of the Board of directors***

Period: ***2002 - present time***
Organization: ***OJSC "VolgaTelecom"***
Activity: ***telecommunication***
Post: ***Member of the Board of directors***

Equity stake in charter capital of the issuer: ***none***
Shares in affiliated / dependent societies of the issuer:
none

Compensations paid for accounting quarter:
Confidential information

Lopatin Alexander Vladimirovich
Year of birth: ***1964***

Posts held during the last 5 years:
Period: ***1997 - 1998***
Organization: ***RAO "EES"***
Activity: ***power***
Post: ***director of Exchequer***

Period: ***1999 - 2000***
Organization: ***OJSC "Svyazinvest"***
Activity: ***telecommunication***
Post: ***the first deputy general director***

Period: ***2000 - present time***
Organization: ***OJSC "Svyazinvest"***
Activity: ***telecommunication services***
Post: ***member of management board***

Period: ***2000 - present time***
Organization: ***OJSC "Svyazinvest"***
Activity: ***telecommunication***
Post: ***deputy general director***

Period: ***2000 - present time***

Organization: ***CJSC "RusLeasingSvyaz"***
Activity: ***leasing***
Post: ***chairman of the board of directors***

Period: ***2000 - present time***
Organization: ***CJSC "MobiTel"***
Activity: ***telecommunication***
Post: ***member of the Board of directors***

Period: ***2001 - present time***
Organization: ***OJSC "Centrtelecom"***
Activity: ***telecommunication***
Post: ***Member of the Board of directors***

Period: ***2001 - 2002***
The organization: ***OJSC "Hantymansijskokrtelekom"***
Activity: ***telecommunication***
Post: ***chairman of the board of directors***

Period: ***2001 - present time***
Organization: ***OJSC "Central Telegraph"***
Activity: ***telecommunication***
Post: ***chairman of the board of directors***

Period: ***2001 - present time***
Organization: ***OJSC "Rostelecom"***
Activity: ***telecommunication***
Post: ***Member of the Board of directors***

Period: ***2001 - present time***
Organization: ***OJSC "MGTS"***
Activity: ***telecommunication***
Post: ***Member of the Board of directors***

Period: ***2001 - 2002***
Organization: ***Noncommercial partnership "Telecommunications development problems research center"***
Activity: ***telecommunication***
Post: ***chairman of council of partnership***

Period: ***2001 - 2002***
Organization: ***OJSC "Electrosvyaz" of Krasnoyarsk region***
Activity: ***telecommunication***
Post: ***chairman of the board of directors***

Period: ***2002 - present time***
Organization: ***Noncommercial partnership "Telecommunications development problems research center"***

Activity: ***telecommunication***
Post: ***director of partnership***

Period: ***2002 - present time***
Organization: ***OJSC "Dalsvyaz"***
Activity: ***telecommunication***
Post: ***chairman of the board of directors***

Period: ***2002 - present time***
Organization: ***OJSC "Rostelecom"***
Activity: ***telecommunication***
Post: ***member of management board***

Period: ***2002 - present time***
Organization: ***OJSC "Sibirtelecom"***
Activity: ***telecommunication***
Post: ***Member of the Board of directors***

Period: ***2002 - present time***
Organization: ***OJSC "VolgaTelecom"***
Activity: ***telecommunication***
Post: ***Member of the Board of directors***

Equity stake in charter capital of the issuer: ***none***
Shares in affiliated / dependent societies of the issuer:
none

Compensations paid for accounting quarter:
Confidential information

Zabolotny Igor Viktorovich
Year of birth: ***1967***

Posts held during the last 5 years:
Period: ***1997 - 1999***
Organization: ***OJSC "Rostelecom"***
Activity: ***telecommunication***
Post: ***expert, executive director, chief of department of organization and planning of services and tariffs of inter-city telecommunication, executive director, chief of department of general operation of communication services***

Period: ***1999 - 2002***
Organization: ***OJSC "Svyazinvest"***
Activity: ***telecommunication***
Post: ***executive director - director of Department of marketing and the organization of sale of services***

Period: ***2000 - 2002***

Organization: ***OJSC "Electrosvyaz" of Republic of Kalmykia***
Activity: ***telecommunication***
Post: ***chairman of the board of directors***

Period: ***2000 - present time***
Organization: ***OJSC "Dalsvyaz"***
Activity: ***telecommunication***
Post: ***Member of the Board of directors***

Period: ***2000 - 2002***
Organization: ***OJSC "Sakhalinsvyaz"***
Activity: ***telecommunication***
Post: ***chairman of the board of directors***

Period: ***2002 - present time***
Organization: ***OJSC "VolgaTelecom"***
Activity: ***telecommunication***
Post: ***Member of the Board of directors***

Period: ***2002 - 2002***
Organization: ***OJSC "Electrosvyaz" of the Tver Region***
Activity: ***telecommunication***
Post: ***Member of the Board of directors***

Period: ***2002 - present time***
Organization: ***OJSC "Rostelecom"***
Activity: ***telecommunication***
Post: ***member of management board***

Period: ***2002 - present time***
Organization: ***OJSC "Hyprosvyaz"***
Activity: ***telecommunication***
Post: ***Member of the Board of directors***

Period: ***2002 - present time***
Organization: ***OJSC "Dalsvyaz"***
Activity: ***telecommunication***
Post: ***member of management board***

Period: ***2002 - 2002***
Organization: ***OJSC Electrosvyaz" Khabarovsk territory***
Activity: ***telecommunication***
Post: ***Member of the Board of directors***

Period: ***2002 - present time***
Organization: ***OJSC "Dalsvyaz"***
Activity: ***telecommunication***
Post: ***general director***

Equity stake in charter capital of the issuer: ***none***
Shares in affiliated / dependent societies of the issuer:
none

Compensations paid for accounting quarter:
Confidential information

22. Individual and joint management bodies of the issuer and officials of the managing issuer.

Sole executive, and also members of joined executive agency of the issuer:
Arakcheyev Alexander Vasilievich
Year of birth: ***1938***

Posts held during the last 5 years:
Period: ***1997-2003***
Organization: ***OJSC "VolgaTelecom"***
Activity: ***telecommunication***
Post: ***chief engineer***

Period: ***2003 - present time***
Organization: ***OJSC "VolgaTelecom"***
Activity: ***telecommunication***
Post: ***the first deputy general director (technical director)***

Period: ***1997 - 1999***
Organization: ***OJSC "VolgaTelecom"***
Activity: ***telecommunication***
Post: ***Member of the Board of directors***

Period: ***1997 - present time***
Organization: ***OJSC "VolgaTelecom"***
Activity: ***telecommunication***
Post: ***member of management board***

Equity stake in charter capital of the issuer: ***0.06122 %***
Shares in affiliated / dependent societies of the issuer:
none

Compensations paid for accounting quarter:
Confidential information

Vystorop Vasily Petrovich
Year of birth: ***1949***

Posts held during the last 5 years:
Period: ***1997 - 1999***
Organization: ***M/u 41635 Moscow military districts. N.Novgorod***

Activity: ***organization and operation of army telecommunication system***
Post: ***chief of army telecommunication forces***

Period: ***1999 - 2000***
Organization: ***OJSC "VolgaTelecom"***
Activity: ***telecommunication***
Post: ***chief of mobilization preparation and extreme situations department***

Period: ***2000 - present time***
Organization: ***OJSC "VolgaTelecom"***
Activity: ***telecommunication***
Post: ***deputy general director***

Period: ***2000 - present time***
Organization: ***OJSC "VolgaTelecom"***
Activity: ***telecommunication***
Post: ***member of management board***

Equity stake in charter capital of the issuer: ***none***
Shares in affiliated / dependent societies of the issuer:
none

Compensations paid for accounting quarter:
Confidential information

Grigorieva Lyubov Ivanovna
Year of birth: ***1953***

Posts held during the last 5 years:
Period: ***1997 - 2002***
Organization: ***LLC "First independent registrar"***
Activity: ***information and computing service***
Post: ***chairman of the board of directors***

Period: ***1997 - 2001***
Organization: ***OJSC "Nizhniy Novgorod regional center "Myza"***
Activity: ***Operations with real estate, trade***
Post: ***Member of the Board of directors***

Period: ***1997 - present time***
Organization: ***OJSC "VolgaTelecom"***
Activity: ***telecommunication***
Post: ***member of management board***

Period: ***1997 - present time***
Organization: ***OJSC "VolgaTelecom"***
Activity: ***telecommunication***
Post: ***deputy general director***

Period: *1999 - present time*
Organization: *OJSC "VolgaTelecom"*
Activity: *telecommunication*
Post: *Member of the Board of directors*

Period: *2001 - 2002*
Organization: *OJSC " Svyazinform " of the Penza Region*
Activity: *telecommunication*
Post: *Member of the Board of directors*

Period: *2001 - 2002*
Organization: *OJSC "Udmurtelecom"*
Activity: *telecommunication*
Post: *Member of the Board of directors*

Period: *2001 - 2002*
Organization: *CJSC "RusLeasingSvyaz"*
Activity: *leasing*
Post: *Member of the Board of directors*

Period: *2001 - 2002*
Organization: *OJSC "Kirovelektrosvyaz"*
Activity: *telecommunication*
Post: *Member of the Board of directors*

Period: *2002 - present time*
Organization: *LLC " First independent registrar "*
Activity: *information and computing service*
Post: *Member of the Board of directors*

Equity stake in charter capital of the issuer: *0.01192 %*
Shares in affiliated / dependent societies of the issuer:
none

Compensations paid for accounting quarter:
Confidential information

Dyakonov Mikhail Vasilievich
Year of birth: *1954*

Posts held during the last 5 years:
Period: *1997 - 1999*
Organization: *LLC "Svyazstroycom"*
Activity: *telecommunication construction*
Post: *director, technical director*

Period: *1999 - present time*

Organization: ***OJSC "VolgaTelecom"***
Activity: ***telecommunication***
Post: ***member of management board***

Period: ***1999 - present time***
Organization: ***OJSC "VolgaTelecom"***
Activity: ***telecommunication***
Post: ***deputy general director***

Period: ***2001 - 2002***
Organization: ***OJSC "Svyazinform" of Republic of Mordovia***
Activity: ***telecommunication***
Post: ***Member of the Board of directors***

Period: ***2001 - 2002***
Organization: ***OJSC "Svyazinform" of the Chuvash republic***
Activity: ***telecommunication***
Post: ***Member of the Board of directors***

Equity stake in charter capital of the issuer: ***none***
Shares in affiliated / dependent societies of the issuer:
none

Compensations paid for accounting quarter:
Confidential information

Yeliseyeva Valentina Ivanovna
Year of birth: ***1946***

Posts held during the last 5 years:
Period: ***1997 - present time***
Organization: ***OJSC "VolgaTelecom"***
Activity: ***telecommunication***
Post: ***chief of department of economic policy***

Period: ***1997 - present time***
Organization: ***OJSC "VolgaTelecom"***
Activity: ***telecommunication***
Post: ***member of management board***

Equity stake in charter capital of the issuer: ***0.00415 %***
Shares in affiliated / dependent societies of the issuer:
none

Compensations paid for accounting quarter:
Confidential information

Lyulin Vladimir Fedorovich

Year of birth: ***1938***

Posts held during the last 5 years:
Period: ***1997 - present time***
Organization: ***CJSC "Nizhegorodteleservice"***
Activity: ***telecommunication***
Post: ***Member of the Board of directors***

Period: ***1997 - present time***
The organization: ***CJSC "Nizhegorodpromstroybank"***
Activity: ***finance, credit***
Post: ***Member of the Board of directors***

Period: ***1997 - present time***
Organization: ***CJSC "Nizhniy Novgorod cellular communication"***
Activity: ***telecommunication***
Post: ***Member of the Board of directors***

Period: ***1997 - 2001***
Organization: ***CJSC "TeleRoss-Nizhniy Novgorod"***
Activity: ***telecommunication***
Post: ***Member of the Board of directors***

Period: ***1997 - 2001***
Organization: ***VZAO "Nizhniy Novgorod Fair"***
Activity: ***culture and art (exhibitions)***
Post: ***Member of the Board of directors***

Period: ***1997 - present time***
Organization: ***Non-state pension fund "Doveriye"***
Activity: ***provision of pensions***
Post: ***chairman of council of Fund***

Period: ***1997 - present time***
Organization: ***OJSC "VolgaTelecom"***
Activity: ***telecommunication***
Post: ***member of management board***

Period: ***1997 - present time***
Organization: ***CJSC "Transsvyaz"***
Activity: ***telecommunication***
Post: ***Member of the Board of directors***

Period: ***1997 - present time***
Organization: ***OJSC "VolgaTelecom"***
Activity: ***telecommunication***
Post: ***General director***

Period: ***1997 - present time***
Organization: ***OJSC "VolgaTelecom"***
Activity: ***telecommunication***
Post: ***Member of the Board of directors***

Period: ***1998 - present time***
Organization: ***CJSC Commercial bank "UNEXIM-VOLGA"***
Activity: ***finance, credit***
Post: ***member of council of Bank***

Period: ***1998 - present time***
Organization: ***CJSC "Sotel-Nizhniy Novgorod "***
Activity: ***telecommunication***
Post: ***Member of the Board of directors***

Period: ***1998 - present time***
Organization: ***CJSC "Ericsson svyaz"***
Activity: ***telecommunication***
Post: ***Member of the Board of directors***

Period: ***1999 - present time***
Organization: ***CJSC "Nizhniy Novgorod radio telephone"***
Activity: ***telecommunication***
Post: ***Member of the Board of directors***

Period: ***2001 - 2002***
Organization: ***OJSC "Saratovelektrosvyaz"***
Activity: ***telecommunication***
Post: ***Member of the Board of directors***

Period: ***2001 - 2002***
Organization: ***OJSC "Svyazinform" of the Samara Region***
Activity: ***telecommunication***
Post: ***Member of the Board of directors***

Period: ***2001 - present time***
Organization: ***Noncommercial partnership "Telecommunications development problems research center"***
Activity: ***telecommunication***
Post: ***member of council of partnership***

Period: ***2001 - present time***
Organization: ***Union of manufacturers and consumers of equipment for communication facilities***
Activity: ***telecommunication***
Post: ***Member of the Board of directors***

Period: ***2001 - 2002***
Organization: ***OJSC "Ulyanovskelectrosvyaz"***

Activity: ***telecommunication***
Post: ***Member of the Board of directors***

Period: ***2002 - 2002***
Organization: ***OJSC "Electrosvyaz" of the Orenburg Region***
Activity: ***telecommunication***
Post: ***Member of the Board of directors***

Period: ***2002 - 2002***
Organization: ***OJSC "Martelcom"***
Activity: ***telecommunication***
Post: ***Member of the Board of directors***

Period: ***2002 - present time***
Organization: ***OJSC "National payphone network"***
Activity: ***telecommunication***
Post: ***Member of the Board of directors***

Equity stake in charter capital of the issuer: ***0.18588 %***
Shares in affiliated / dependent societies of the issuer:
none

Compensations paid for accounting quarter:
Confidential information

Lebedev Alexander Ivanovich
Year of birth: ***1948***

Posts held during the last 5 years:
Period: ***1997 - present time***
Organization: ***OJSC "VolgaTelecom"***
Activity: ***telecommunication***
Post: ***director of Kstovo interdistrict telecommunication center***

Period: ***1997 - present time***
Organization: ***OJSC "VolgaTelecom"***
Activity: ***telecommunication***
Post: ***member of management board***

Period: ***2002 - 2002***
organization: ***OJSC "Martelcom"***
Activity: ***telecommunication***
Post: ***Member of the Board of directors***

Equity stake in charter capital of the issuer: ***none***
Shares in affiliated / dependent societies of the issuer:
none

Compensations paid for accounting quarter:
Confidential information

Osipova Lyudmila Petrovna
Year of birth: ***1938***

Posts held during the last 5 years:
Period: ***1997 - 2002***
Organization: ***OJSC "VolgaTelecom"***
Activity: ***telecommunication***
Post: ***main legal adviser***

Period: ***1997 - present time***
Organization: ***OJSC "VolgaTelecom"***
Activity: ***telecommunication***
Post: ***member of management board***

Period: ***2002 - present time***
Organization: ***OJSC "VolgaTelecom"***
Activity: ***telecommunication***
Post: ***deputy chief of legal department, deputy director of legal department***

Equity stake in charter capital of the issuer: ***0.00219 %***
Shares in affiliated / dependent societies of the issuer:
none

Compensations paid for accounting quarter:
Confidential information

Tolstonogov Nikolay Ivanovich
Year of birth: ***1944***

Posts held during the last 5 years:
Period: ***1997 - 2000***
Organization: ***OJSC "VolgaTelecom"***
Activity: ***telecommunication***
Post: ***Member of the Board of directors***

Period: ***1997 - present time***
Organization: ***OJSC "VolgaTelecom"***
Activity: ***telecommunication***
Post: ***director of Nizhniy Novgorod inter-city telephone exchange***

Period: ***1999 - present time***
Organization: ***CJSC "Volga - Sotel"***
Activity: ***construction***
Post: ***Member of the Board of directors***

Period: ***2000 - present time***
Organization: ***OJSC "VolgaTelecom"***
Activity: ***telecommunication***
Post: ***member of management board***

Period: ***2002 - 2002***
Organization: ***OJSC "Electrosvyaz" of the Orenburg Region***
Activity: ***telecommunication***
Post: ***Member of the Board of directors***

Equity stake in charter capital of the issuer: ***0.06737 %***
Shares in affiliated / dependent societies of the issuer:
none

Compensations paid for accounting quarter:
Confidential information

Abashin Vladimir Aleksandrovich
Year of birth: ***1949***

Posts held during the last 5 years:
Period: ***1997 - present time***
Organization: ***OJSC "VolgaTelecom"***
Activity: ***telecommunication***
Post: ***director of the Arzamas interdistrict telecommunication center***

Period: ***2000 - present time***
Organization: ***OJSC "VolgaTelecom"***
Activity: ***telecommunication***
Post: ***member of management board***

Equity stake in charter capital of the issuer: ***0.00829 %***
Shares in affiliated / dependent societies of the issuer:
none

Compensations paid for accounting quarter:
Confidential information

Kuranov Mikhail Andreevich
Year of birth: ***1946***

Posts held during the last 5 years:
Period: ***1997 - present time***
Organization: ***OJSC "VolgaTelecom"***
Activity: ***telecommunication***
Post: ***director of Gorodets interdistrict telecommunication center***

Period: ***2000 - present time***

Organization: ***OJSC "VolgaTelecom"***
Activity: ***telecommunication***
Post: ***a member of management board***

Equity stake in charter capital of the issuer: ***0.01148 %***
Shares in affiliated / dependent societies of the issuer:
none

Compensations paid for accounting quarter:
Confidential information

Timarev Valery Nikolaevich
Year of birth: ***1949***

Posts held during the last 5 years:
Period: ***1997 - present time***
Organization: ***OJSC "VolgaTelecom"***
Activity: ***telecommunication***
Post: ***director of Uren interdistrict telecommunication center***

Period: ***2000 - present time***
Organization: ***OJSC "VolgaTelecom"***
Activity: ***telecommunication***
Post: ***member of management board***

Equity stake in charter capital of the issuer: ***0.00027 %***
Shares in affiliated / dependent societies of the issuer:
none

Compensations paid for accounting quarter:
Confidential information

The person acting as a sole executive of the issuer: Lyulin Vladimir Fedorovich

23. Compensations paid to members of the Board of directors (supervisory council) and other officials of the issuer.

The total size of the compensations paid to all the persons listed in items 21 and 22 for the accounting period:
Wages (Rub.).: ***1468046.77***
Premiums (Rub.).: ***1953594.94***
Commission (Rub.).: ***0***
Other property grantings (Rub.).: ***133320.46***
Total (Rub.).: ***3554962.17***

See also items 21 and 22

24. Information on legal persons in which the issuer is a participant.

Legal persons in which the issuer owns not less than 5 percent of the charter capital:

Name: ***Closed joint-stock company " TeleSvyazinform "***
Location: ***Russian Federation, Saransk, Bolshevistskaya street, 13***
Mail address: ***430000, Russian Federation, Saransk, Bolshevistskaya street, 13***
Share of the issuer in the charter capital of the legal person: ***100 %***

Name: ***Limited liability company "Udmurt cellular networks - 450"***
Location: ***Russian Federation, Izhevsk, Pushkinskaya street, 206***
Mail address: ***426034, Russian Federation, Izhevsk, Pushkinskaya street, 206***
Share of the issuer in the charter capital of the legal person: ***100 %***

Name: ***Limited liability company " Vyatka - Page"***
Location: ***Russian Federation, Kirov (Reg.)., Uralskaya street, 1***
Mail address: ***610017, Russian Federation, Kirov (Reg.)., Oktyabrsky pr., 115***
Share of the issuer in the charter capital of the legal person: ***91 %***

Name: ***Closed joint-stock company " Digital telecommunications "***
Location: ***Russian Federation, Cheboksary, Gagarin street, 20 a***
Mail address: ***428000, Russian Federation, Cheboksary, Gagarin street, 20 a***
Share of the issuer in the charter capital of the legal person: ***81.25 %***

Name: ***non-state pension fund "Region - Svyaz"***
Location: ***Russian Federation, Izhevsk, Pushkinskaya street, 278***
Mail address: ***426008, Russian Federation, Izhevsk, Pushkinskaya street, 278***
Share of the issuer in the charter capital of the legal person: ***75 %***

Name: ***closed joint-stock company " Pulse - Radio Yoshkar Ola "***
Location: ***Russian Federation, Yoshkar Ola, Sovetskaya street, 138***
Mail address: ***424000, Russian Federation, Yoshkar Ola, Sovetskaya street, 138***
Share of the issuer in the charter capital of the legal person: ***61 %***

Name: ***Closed joint-stock company " Cellular communication of Mordovia "***
Location: ***Russian Federation, Saransk, Bolshevistskaya street, 13***
Mail address: ***430000, Russian Federation, Saransk, Kommunisticheskaya str., 52***
Share of the issuer in the charter capital of the legal person: ***60 %***

Name: ***Limited liability company " Private security enterprise "ROS"***
Location: ***Russian Federation, Penza, Dzerzhinsky str., 30***
Mail address: ***440062, Russian Federation, Penza, Dzerzhinsky str., 30***
Share of the issuer in the charter capital of the legal person: ***60 %***

Name: ***Closed joint-stock company " Orenburg - GSM "***
Location: ***Russian Federation, Orenburg, Automatiki pr., 8***
Mail address: ***460048, Russian Federation, Orenburg, Automatiki pr., 8***
Share of the issuer in the charter capital of the legal person: ***51 %***

Name: ***Joint venture limited liability company "Izhkom"***

Location: ***Russian Federation, Izhevsk, K.Marx street, 206***
Mail address: ***426057, Russian Federation, Izhevsk, K.Marx street, 206***
Share of the issuer in the charter capital of the legal person: ***51 %***

Name: ***Limited liability company "Radio-resonance"***
Location: ***Russian Federation, N.Novgorod, Oksky syezd, 8***
Mail address: ***603022, Russian Federation, N.Novgorod, Oksky syezd, 8***
Share of the issuer in the charter capital of the legal person: ***51 %***

Name: ***Limited liability company " Vyatka cellular communication "***
Location: ***Russian Federation, Kirov (Reg.)., the Uralskaya street, 1***
Mail address: ***Russian Federation, Kirov (Reg.).. The Vorovsky str., 119***
Share of the issuer in the charter capital of the legal person: ***51 %***

Name: ***Closed joint-stock company "People's Phone Saratov "***
Location: ***Russian Federation, Saratov, Kiselyov street, 40***
Mail address: ***410600, Russian Federation, Saratov, Kiselyov street, 40***
Share of the issuer in the charter capital of the legal person: ***50 % + 1***

Name: ***Closed joint-stock company " Chery Page"***
Location: ***Russian Federation, Cheboksary, K.Ivanov street, 83***
Mail address: ***428018, Russian Federation, Cheboksary, K.Ivanov street, 83***
Share of the issuer in the charter capital of the legal person: ***50 %***

Name: ***Closed joint-stock company " Saratov - Mobile "***
Location: ***Russian Federation, Saratov, Kiselyov street, 40***
Mail address: ***410004, Russian Federation, Saratov, Chernyshevsky str., 88, building 5***
Share of the issuer in the charter capital of the legal person: ***50 %***

Name: ***Closed joint-stock company " Ulyanovsk - GSM "***
Location: ***Russian Federation, Ulyanovsk, L.Tolstoy str., 60***
Mail address: ***432063, Russian Federation, Ulyanovsk, Goncharov str., 52***
Share of the issuer in the charter capital of the legal person: ***50 % + 1***

Name: ***Closed joint-stock company " Nizhniy Novgorod radio telephone "***
Location: ***Russian Federation, N.Novgorod, Gorky sq., Post House***
Mail address: ***603000, Russian Federation, N.Novgorod, Gorky sq., Post House***
Share of the issuer in the charter capital of the legal person: ***50 %***

Name: ***Closed joint-stock company " Nizhniy Novgorod cellular communication "***
Location: ***Russian Federation, N.Novgorod, M.Gorky sq., Post House***
Mail address: ***603000, Russian Federation, N.Novgorod, M.Gorky sq., Post House***
Share of the issuer in the charter capital of the legal person: ***50 %***

Name: ***Closed joint-stock company " Digital networks of Udmurtiya - 900 "***
Location: ***Russian Federation, Izhevsk, Pushkinskaya street, 278***
Mail address: ***426003, Russian Federation, Izhevsk, V.Sivkova str., 86***
Share of the issuer in the charter capital of the legal person: ***49 %***

Name: *Open joint-stock company " Information commercial networks "OMRIKS"*
Location: ***Russian Federation, Orenburg, Tereshkova str., 10***
Mail address: ***460018, Russian Federation, Orenburg, Tereshkova str., 10***
Share of the issuer in the charter capital of the legal person: ***42.4 %***

Name: ***Closed joint-stock company " Commercial bank " S - Bank "***
Location: ***Russian Federation, Izhevsk, Lenin street, 6***
Mail address: ***426057, Russian Federation, Izhevsk, Lenin street, 6***
Share of the issuer in the charter capital of the legal person: ***41.7 %***

Name: ***Joint venture Closed joint-stock company "MarPaging"***
Location: ***Russian Federation, Yoshkar Ola, Sovetskaya street, 138***
Mail address: ***424000, Russian Federation, Yoshkar Ola, Sovetskaya street, 138***
Share of the issuer in the charter capital of the legal person: ***40 %***

Name: ***Joint venture Closed joint-stock company " Pulse - Radio "***
Location: ***Russian Federation, Yoshkar Ola, Sovetskaya street, 138***
Mail address: ***424000, Russian Federation, Yoshkar Ola, Sovetskaya street, 138***
Share of the issuer in the charter capital of the legal person: ***40 %***

Name: ***Closed joint-stock company " Transsvyaz "***
Location: ***Russian Federation, N.Novgorod, Chaadayev street, 2***
Mail address: ***603950, Russian Federation, N.Novgorod, GSP - 1273. Gordeyevskaya street, 5, room 306***
Share of the issuer in the charter capital of the legal person: ***40 %***

Name: ***Closed joint-stock company " Penza - Mobile "***
Location: ***Russian Federation, Penza, Kuprikhin str., 1/3***
Mail address: ***440035, Russian Federation, Penza, Popov str., 2 and***
Share of the issuer in the charter capital of the legal person: ***40 %***

Name: ***Closed joint-stock company " Nizhegorodteleservice "***
Location: ***Russian Federation, N.Novgorod, M.Gorky sq., Post House***
Mail address: ***603107, Russian Federation, N.Novgorod, Zhukov sq., 3***
Share of the issuer in the charter capital of the legal person: ***40 %***

Name: ***Open joint-stock company " Telesot "***
Location: ***Russian Federation, Orenburg, Tereshkova str., 257***
Mail address: ***460050, Russian Federation, Tereshkova str., 257***
Share of the issuer in the charter capital of the legal person: ***32.4 %***

Name: ***non-profit organization, non-state pension fund "Doveriye"***
Location: ***Russian Federation, N.Novgorod, M.Gorky sq., Post House***
Mail address: ***603000, Russian Federation, N.Novgorod, M.Gorky sq., Post House***
Share of the issuer in the charter capital of the legal person: ***30 %***

Name: ***Closed joint-stock company " Chuvashiya Mobile "***

Location: ***Russian Federation, Cheboksary, K. Ivanov street, 83***
Mail address: ***428018, Russian Federation, Cheboksary, K.Ivanov street, 83***
Share of the issuer in the charter capital of the legal person: ***30 %***

Name: *Closed joint-stock company " Samara - Telecom "*
Location: ***Russian Federation, Samara, Polevaya str., 43***
Mail address: ***443001, Russian Federation, Samara, Polevaya str., 43***
Share of the issuer in the charter capital of the legal person: ***25 %***

Name: *Open joint-stock company " Agrofirm " REANTA "*
Location: ***Russian Federation, Yoshkar Ola, Chavayn blvd., 11 a***
Mail address: ***424000, Russian Federation, Yoshkar Ola, Chavayn blvd., 11 a***
Share of the issuer in the charter capital of the legal person: ***25 %***

Name: *Closed joint-stock company " Ericsson svyaz "*
Location: ***Russian Federation, N.Novgorod, Gagarin pr., 37***
Mail address: ***603129, Russian Federation, N.Novgorod, Yanka Kupala street, 10***
Share of the issuer in the charter capital of the legal person: ***24 %***

Name: *Closed joint-stock company "Sotel - Nizhniy Novgorod "*
Location: ***Russian Federation, N.Novgorod, Sovetskaya sq., 2***
Mail address: ***603600, Russian Federation, N.Novgorod, GSP - 57, Sovetskaya sq., 2***
Share of the issuer in the charter capital of the legal person: ***20 %***

Name: *Limited liability company "Commercial Industrial firm "N.N.-Rossvyazinform "*
Location: ***Russian Federation, N.Novgorod, Sovetskaya sq., 3, office 425***
Mail address: ***603000, Russian Federation, N.Novgorod, M.Gorky sq., Post House***
Share of the issuer in the charter capital of the legal person: ***20 %***

Name: *Open joint-stock company "EKS - TV "*
Location: ***Russian Federation, Yoshkar Ola, Osipenko street, 50***
Mail address: ***424037, Russian Federation, Yoshkar Ola, Osipenko street, 50***
Share of the issuer in the charter capital of the legal person: ***19.4 %***

Name: *The closed joint-stock company " Rag - Time "*
Location: ***Russian Federation, Samara, Chernorechenskaya street, 50, office 418***
Mail address: ***443013Russian Federation, Samara, Chernorechenskaya street, 50, office 418***
Share of the issuer in the charter capital of the legal person: ***17 %***

Name: *Closed joint-stock company "Samarasvyazinform"*
Location: ***Russian Federation, Samara, Penzenskaya street, 24***
Mail address: ***443010, Samara, Penzenskaya street, 24***
Share of the issuer in the charter capital of the legal person: ***16.9 %***

Name: *Volga region Association of engineers of telecommunications and computer science "TELEINFO"*
Location: ***Russian Federation, Samara, L.Tolstoy street, 23-219***
Mail address: ***443099, Samara, L.Tolstoy street, 23 - 219***

Share of the issuer in the charter capital of the legal person: *16.7 %*

Name: ***Closed joint-stock company " Saratov system of cellular communication "***
Location: ***Russian Federation, Saratov, 50 years of October pr., 110 A***
Mail address: ***410040, Saratov, 50 years of October pr., 110 A***
Share of the issuer in the charter capital of the legal person: ***15 %***

Name: ***Limited liability company "Union Card Processing Center" Nizhniy Novgorod"***
Location: ***Russian Federation, N.Novgorod, Varvarskaya street, 32***
Mail address: ***603000, Russian Federation, N.Novgorod, M.Gorky sq., Post House***
Share of the issuer in the charter capital of the legal person: ***15 %***

Name: ***Closed joint-stock company "Center of author's medical technologies and innovations"***
Location: ***Russian Federation, Saransk,***
Mail address: ***430000, Russian Federation, Saransk, Kommunisticheskaya str., 52***
Share of the issuer in the charter capital of the legal person: ***14 %***

Name: ***Closed joint-stock company " scientific and technological centre " Komset "***
Location: ***Russian Federation, Moscow, Zeleny pr., 7. floor 4***
Mail address: ***111141, Russian Federation, Moscow, Zeleny pr. 7. floor 4***
Share of the issuer in the charter capital of the legal person: ***11 %***

Name: ***Closed joint-stock company "Agency of protection of competition and consumers rights EKAD"***
Location: ***Russian Federation, Nizhniy Novgorod Region, Pavlovo, Suvorov street, 1***
Mail address: ***603140, Russian Federation, N.Novgorod, Lenin pr., 11 r. 311***
Share of the issuer in the charter capital of the legal person: ***10.4 %***

Name: ***Limited liability company "Samara payphone"***
Location: ***Russian Federation, Samara, Penzenskaya street, 68 a***
Mail address: ***443096, Samara, Penzenskaya street, 68 a***
Share of the issuer in the charter capital of the legal person: ***10 %***

Name: ***Closed joint-stock company "TeleRoss - Samara "***
Location: ***Russian Federation, Samara, Polevaya str., 43***
Mail address: ***443001, Russian Federation, Samara, Polevaya str., 43***
Share of the issuer in the charter capital of the legal person: ***10 %***

Name: ***Limited liability company "Raduga - Poisk"***
Location: ***Russian Federation, N.Novgorod, Studencheskaya street, 11***
Mail address: ***603000, Russian Federation, N.Novgorod, M.Gorky sq., Post House***
Share of the issuer in the charter capital of the legal person: ***10 %***

Name: ***Closed joint-stock company Bank " Unexim - Volga "***
Location: *г. N.Novgorod, Novaya street, 17*
Mail address: ***603000, Russian Federation, N.Novgorod, Novaya street, 17***
Share of the issuer in the charter capital of the legal person: ***8.31 %***

Name: ***Closed joint-stock company Russian documentary telecommunication "Rostelegraf"***
Location: ***Russian Federation, Moscow, Tverskaya street, 7***
Mail address: ***103375, Moscow, Tverskaya street, 7***
Share of the issuer in the charter capital of the legal person: ***7.8 %***

Name: ***Limited liability company "PACT"***
Location: ***Russian Federation, Penza, pr. Stroiteley, 130 - 248***
Mail address: ***440071, Russian Federation, Penza, Krasnov street, 33***
Share of the issuer in the charter capital of the legal person: ***6.25 %***

Name: ***Open joint-stock company " Sheremetev's Castle "***
Location: ***Republic of Mariy El, Yurino***
Mail address: ***425000, Republic of Mariy El, Yurino***
Share of the issuer in the charter capital of the legal person: ***5 %***

25. Shares of participation of all legal persons in which the issuer owns more than 5 percent of the charter capital, and also their officials in the charter capital of the issuer.

25.1 Name: ***LLC "Udmurt cellular networks - 450 "***
Location: ***Russian Federation, Izhevsk, Pushkinskaya street, 206***
Mail address: ***426034, Russian Federation, Izhevsk, Pushkinskaya street, 206***
Share of the issuer in the charter capital of the legal person: ***100 %***
Share of the person in the charter capital of the issuer: ***none***
Officials:

25.1.1 ***Pozdeyev Arcady Nikolayevich***
Functions of the person: ***Member of the board of directors (supervisory council)***
Share of the person in the charter capital of the issuer: ***0.01703 %***

25.2 Name: ***Non-state pension fund " Region - Svyaz "***
Location: ***Russian Federation, Izhevsk, Pushkinskaya street, 278***
Mail address: ***426008, Russian Federation, Izhevsk, Pushkinskaya street, 278***
Share of the issuer in the charter capital of the legal person: ***75 %***
Share of the person in the charter capital of the issuer: ***none***
Officials:

25.2.1 ***Khaba Stepan Mikhailovich***
Functions of given person: ***Member of the board of directors (supervisory council)***
Share of the person in the charter capital of the issuer: ***0.04126 %***

25.2.2 ***Galchenko Tatyana Petrovna***
Functions of the person: ***Member of the board of directors (supervisory council)***
Share of the person in the charter capital of the issuer: ***0.00249 %***

25.3 Name: ***CJSC "Nizhniy Novgorod cellular communication"***
Location: ***Russian Federation, N.Novgorod, M. Gorky sq., Post House***
Mail address: ***603000, Russian Federation, N.Novgorod, M. Gorky sq., Post House***
Share of the issuer in the charter capital of the legal person: ***50 %***
Share of the person in the charter capital of the issuer: ***none***
Officials:

25.3.1 ***Petrov Mikhail Viktorovich***

Functions of the person: ***the Sole executive***
Share of the person in the charter capital of the issuer: ***0 %***

25.3.2 ***Lyulin Vladimir Fedorovich***
Functions of the person: ***Member of the board of directors (supervisory council)***
Share of the person in the charter capital of the issuer: ***0.18588 %***

25.4 Name: ***CJSC " Saratov Mobile "***
Location: ***Russian Federation, Saratov, Kiselyov street, 40***
Mail address: ***410004, Russian Federation, Saratov, Chernyshevsky str., 88, building 5***
Share of the issuer in the charter capital of the legal person: ***50 %***
Share of the person in the charter capital of the issuer: ***none***
Officials:
25.4.1 ***Komarov Igor Evgenievich***
Functions of the person: ***Member of the board of directors (supervisory council)***
Share of the person in the charter capital of the issuer: ***0.00015 %***

25.5 Name: ***CJSC " Nizhniy Novgorod radio telephone "***
Location: ***Russian Federation, N.Novgorod, M. Gorky sq., Post House***
Mail address: ***603000, Russian Federation, N.Novgorod, M. Gorky sq., Post House***
Share of the issuer in the charter capital of the legal person: ***50 %***
Share of the person in the charter capital of the issuer: ***none***
Officials:
25.5.1 ***Karashtin Mikhail Pavlovich***
Functions of the person: ***the Sole executive***
Share of the person in the charter capital of the issuer: ***0.00454 %***

25.5.2 ***Lyulin Vladimir Fedorovich***
Functions of the person: ***Member of the board of directors (supervisory council)***
Share of the person in the charter capital of the issuer: ***0.18588 %***

25.6 Name: ***CJSC " People's Phone Saratov "***
Location: ***Russian Federation, Saratov, Kiselyov street, 40***
Mail address: ***410600, Russian Federation, Saratov, Kiselyov street, 40***
Share of the issuer in the charter capital of the legal person: ***50 % + 1***
Share of the person in the charter capital of the issuer: ***none***
Officials:
25.6.1 ***Kalinin Andrey Evgenievich***
Functions of the person: ***the Sole executive***
Share of the person in the charter capital of the issuer: ***0.00111 %***

25.6.2 ***Korolkov Oleg Animpadistovich***
Functions of the person: ***Member of the board of directors (supervisory council)***
Share of the person in the charter capital of the issuer: ***0.102592 %***

25.6.3 ***Muravlev Vladimir Borisovich***
Functions of the person: ***Member of the board of directors (supervisory council)***
Share of the person in the charter capital of the issuer: ***0.01772 %***

25.7 Name: *CJSC " Digital networks of Udmurtiya - 900 "*
Location: ***Russian Federation, Izhevsk, Pushkinskaya street, 278***
Mail address: ***426003, Russian Federation, Izhevsk, street. V.Sivkova, 86***
Share of the issuer in the charter capital of the legal person: ***49 %***
Share of the person in the charter capital of the issuer: ***0.00976 %***
Officials:

25.7.1 ***Sokovikov Sergey Ivanovich***
Functions of the person: ***Member of the board of directors (supervisory council)***
Share of the person in the charter capital of the issuer: ***0.00321 %***

25.8 Name: ***CJSC of KB " S - Bank "***
Location: ***Russian Federation, Izhevsk, Lenin street, 6***
Mail address: ***426057, Russian Federation, Izhevsk, Lenin street, 6***
Share of the issuer in the charter capital of the legal person: ***41.7 %***
Share of the person in the charter capital of the issuer: ***0.05197 %***
Officials:

25.8.1 ***Vyalshin Alexander Pavlovich***
Functions of the person: ***Member of joined executive agency***
Share of the person in the charter capital of the issuer: ***0.00011 %***

25.8.2 ***Fariseyev Valery Mikhailovich***
Functions of the person: ***Member of joined executive agency***
Share of the person in the charter capital of the issuer: ***0.00005 %***

25.9 Name: ***CJSC " Nizhegorodteleservice "***
Location: ***Russian Federation, N.Novgorod. M. Gorky sq., Post House***
Mail address: ***604107, Russian Federation, N.Novgorod. Zhukov sq., 3***
Share of the issuer in the charter capital of the legal person: ***40 %***
Share of the person in the charter capital of the issuer: ***none***
Officials:

25.9.1 ***Mukhin Vladimir Aleksandrovich***
Functions of the person: ***the Sole executive***
Share of the person in the charter capital of the issuer: ***0 %***

25.9.2 ***Kuzmenko Yury Vasilievich***
Functions of the person: ***Member of the board of directors (supervisory council)***
Share of the person in the charter capital of the issuer: ***0.00871 %***

25.9.3 ***Lyulin Vladimir Fedorovich***
Functions of the person: ***Member of the board of directors (supervisory council)***
Share of the person in the charter capital of the issuer: ***0.18588 %***

25.10 Name: ***CJSC " Transsvyaz "***
Location: ***Russian Federation, N.Novgorod, M. Gorky sq., Post House***
Mail address: ***603035, Russian Federation, N.Novgorod, Chaadayev street, 2***
Share of the issuer in the charter capital of the legal person: ***40 %***
Share of the person in the charter capital of the issuer: ***none***

Officials:

25.10.1 ***Sumin Yury Afanasievich***
Functions of the person: ***the Sole executive***
Share of the person in the charter capital of the issuer: ***0.00096 %***

25.10.2 ***Lyulin Vladimir Fedorovich***
Functions of the person: ***Member of the board of directors (supervisory council)***
Share of the person in the charter capital of the issuer: ***0.18588 %***

25.11 Name: ***Non-profit organization, non-state pension fund "Doveriye"***
Location: ***Russian Federation, N.Novgorod, M. Gorky sq., Post House***
Mail address: ***603000, Russian Federation, N.Novgorod, M. Gorky sq., Post House***
Share of the issuer in the charter capital of the legal person: ***30 %***
Share of the person in the charter capital of the issuer: ***0.002795 %***
Officials:

25.11.1 ***Suvorov Eugeny Borisovich***
Functions of the person: ***the Sole executive***
Share of the person in the charter capital of the issuer: ***0 %***

25.11.2 ***Lyulin Vladimir Fedorovich***
Functions of the person: ***Member of the board of directors (supervisory council)***
Share of the person in the charter capital of the issuer: ***0.18588 %***

25.11.3 ***Shuleshov Nikolay Mikhailovich***
Functions of the person: ***Member of the board of directors (supervisory council)***
Share of the person in the charter capital of the issuer: ***0.0026 %***

25.11.4 ***Tuljakov Yury Mikhailovich***
Functions of the person: ***Member of the board of directors (supervisory council)***
Share of the person in the charter capital of the issuer: ***0.00002 %***

25.12 Name: ***CJSC " Samara - Telecom "***
Location: ***Russian Federation, Samara, Polevaya str., 43***
Mail address: ***443001, Russian Federation, Samara, Polevaya str., 43***
Share of the issuer in the charter capital of the legal person: ***25 %***
Share of the person in the charter capital of the issuer: ***none***
Officials:

25.12.1 ***Poverenov Eugeny Nikolayevich***
Functions of the person: ***Member of the board of directors (supervisory council)***
Share of the person in the charter capital of the issuer: ***0.00117 %***

25.13 Name: ***CJSC "Sotel - Nizhniy Novgorod "***
Location: ***Russian Federation, N.Novgorod, a Sovetskaya sq., 2***
Mail address: ***603136, Russian Federation, N.Novgorod, a Sovetskaya sq., 2***
Share of the issuer in the charter capital of the legal person: ***20 %***
Share of the person in the charter capital of the issuer: ***none***
Officials:

25.13.1 ***Barsukov Anatoly Gennadievich***

Functions of the person: ***the Sole executive***
Share of the person in the charter capital of the issuer: ***0 %***

25.13.2 ***Korshunov Sergey Maksimovich***
Functions of the person: ***Member of the board of directors (supervisory council)***
Share of the person in the charter capital of the issuer: ***0.01413 %***

25.13.3 ***Lyulin Vladimir Fedorovich***
Functions of the person: ***Member of the board of directors (supervisory council)***
Share of the person in the charter capital of the issuer: ***0.18588 %***

25.14 Name: ***LLC "Commercial Industrial company "N.N. - Rossvyazinform "***
Location: ***Russian Federation, N.Novgorod, Sovetskaya sq., 3, office 425***
Mail address: ***603000, Russian Federation, N.Novgorod, M. Gorky sq., Post House***
Share of the issuer in the charter capital of the legal person: ***20 %***
Share of the person in the charter capital of the issuer: ***none***
Officials:

25.14.1 ***Alyshev Vadim Petrovich***
Functions of the person: ***the Sole executive***
Share of the person in the charter capital of the issuer: ***0.00532 %***

25.15 Name: ***CJSC Bank " Unexim - Volga "***
Location: ***Russian Federation, N.Novgorod, Novaya street, 17***
Mail address: ***603000, Russian Federation, N.Novgorod, Novaya street, 17***
Share of the issuer in the charter capital of the legal person: ***19.67 %***
Share of the person in the charter capital of the issuer: ***none***
Officials:

25.15.1 ***Novikov Vladimir Petrovich***
Functions of the person: ***the Sole executive***
Share of the person in the charter capital of the issuer: ***0 %***

25.15.2 ***Lyulin Vladimir Fedorovich***
Functions of the person: ***Member of the board of directors (supervisory council)***
Share of the person in the charter capital of the issuer: ***0.18588 %***

25.15.3 ***Silenko Boris Anatolievich***
Functions of the person: ***Member of the board of directors (supervisory council)***
Share of the person in the charter capital of the issuer: ***0.00762 %***

25.16 Name: ***CJSC " Rag - Time "***
Location: ***Russian Federation, Samara, Chernorechenskaya street, 50, off. 418***
Mail address: ***443013, Russian Federation, Samara Chernorechenskaya street, 50, off. 418***
Share of the issuer in the charter capital of the legal person: ***17 %***
Share of the person in the charter capital of the issuer: ***none***
Officials:

25.16.1 ***Romanenko Vladimir Viktorovich***
Functions of the person: ***Member of the board of directors (supervisory council)***
Share of the person in the charter capital of the issuer: ***0.00214 %***

25.17 Name: ***CJSC "Samarasvyazinform"***
Location: ***Russian Federation, Samara, Penzenskaya street, 24***
Mail address: ***443010, Samara, Penzenskaya street, 24***
Share of the issuer in the charter capital of the legal person: ***16.9 %***
Share of the person in the charter capital of the issuer: ***none***
Officials:

25.17.1 ***Nazarov Alexander Konstantinovich***
Functions of the person: ***Member of the board of directors (supervisory council)***
Share of the person in the charter capital of the issuer: ***0.00064 %***

25.18 Name: ***CJSC " Saratov system of cellular communication "***
Location: ***Russian Federation, Saratov, pr. 50 years of October, 110 A***
Mail address: ***410040, Russian Federation, Saratov, pr. 50 years of October, 110 A***
Share of the issuer in the charter capital of the legal person: ***15 %***
Share of the person in the charter capital of the issuer: ***none***
Officials:

25.18.1 ***Korolkov Oleg Animpadistovich***
Functions of the person: ***Member of the board of directors (supervisory council)***
Share of the person in the charter capital of the issuer: ***0.10259 %***

25.19 Name: ***CJSC "TeleRoss - Samara "***
Location: ***Russian Federation, Samara, Polevaya str., 43***
Mail address: ***443001, Russian Federation, Samara, Polevaya str., 43***
Share of the issuer in the charter capital of the legal person: ***10 %***
Share of the person in the charter capital of the issuer: ***none***
Officials:

25.19.1 ***Melik - Shakhnazarova Galina Vladimirovna***
Functions of the person: ***Member of the board of directors (supervisory council)***
Share of the person in the charter capital of the issuer: ***0.00004 %***

25.20 Name: ***CJSC Russian documentary telecommunication "Rostelegraf"***
Location: ***Russian Federation, Moscow, Tverskaya street, 7***
Mail address: ***103375, Russian Federation, Moscow, Tverskaya street, 7***
Share of the issuer in the charter capital of the legal person: ***7.8 %***
Share of the person in the charter capital of the issuer: ***none***
Officials:

25.20.1 ***Sazer Alik Iosifovich***
Functions of the person: ***Member of the board of directors (supervisory council)***
Share of the person in the charter capital of the issuer: ***0.00951 %***

26. Other affiliates of the issuer.

26.1 ***Lyulin Vladimir Fedorovich***
Share of the person in the charter capital of the issuer: ***0.18588 %***

26.2 ***Arakcheyev Alexander Vasilievich***
Share of the person in the charter capital of the issuer: ***0.06122 %***

26.3 ***Abashin Vladimir Aleksandrovich***
Share of the person in the charter capital of the issuer: ***0.00829 %***

26.4 ***Vystorop Vasily Petrovich***
Share of the person in the charter capital of the issuer: ***none***

26.5 ***Grigorieva Lyubov Ivanovna***
Share of the person in the charter capital of the issuer: ***0.01192 %***

26.6 ***Dyakonov Mikhail Vasilievich***
Share of the person in the charter capital of the issuer: ***none***

26.7 ***Yeliseyeva Valentina Ivanovna***
Share of the person in the charter capital of the issuer: ***0.00415 %***

26.8 ***Kuranov Mikhail Andreyevich***
Share of the person in the charter capital of the issuer: ***0.01148 %***

26.9 ***Lebedev Alexander Ivanovich***
Share of the person in the charter capital of the issuer: ***none***

26.10 ***Osipova Lyudmila Petrovna***
Share of the person in the charter capital of the issuer: ***0.00219 %***

26.11 ***Tolstonogov Nikolay Ivanovich***
Share of the person in the charter capital of the issuer: ***0.06737 %***

26.12 ***Timarev Valery Nikolayevich***
Share of the person in the charter capital of the issuer: ***0.00027 %***

26.13 ***Bakhayev Mikhail Anatolievich***
Share of the person in the charter capital of the issuer: ***0.12141 %***

26.14 ***Volkov Vladimir Nikolayevich***
Share of the person in the charter capital of the issuer: ***0.00588 %***

26.15 ***Grigorieva Alla Borisovna***
Share of the person in the charter capital of the issuer: ***0.00061 %***

26.16 ***Osipchuk Anton Igorevich***
Share of the person in the charter capital of the issuer: ***none***

26.17 ***Degtyaryov Vadim Sergeyevich***
Share of the person in the charter capital of the issuer: ***none***

26.18 ***Zabolotny Igor Viktorovich***
Share of the person in the charter capital of the issuer: ***none***

26.19 *Lopatin Alexander Vladimirovich*

Share of the person in the charter capital of the issuer: ***none***

27. Share of participation of the Issuer in the charter capital of legal persons - affiliates.

See items 24, 25, 26

28. Share of participation of affiliates of the Issuer, and also of their founders, officials in the charter capital of the Issuer.

See items 24, 25, 26

29. Persons who possess 5 and more percent of votes in the supreme body of management of the issuer.

Name: ***Open joint-stock company "Investment company of telecommunication "***
Share: ***50.6704 %***

Name: ***"ING BANK (EURASIA) ZAO" (CLOSED JOINT-STOCK COMPANY)***
Share: ***18.4794 %***

Name: ***Closed joint-stock company "Depository clearing company"***
Share: ***6.2752 %***

30. Participation of the issuer in industrial, bank, financial groups, holdings, concerns and associations.

Organization: ***Association of operators of the federal network of business service "Iskra".***
Place and functions of the issuer in Organization: ***the Association is founded by legal persons for assistance to its members in achievement of coordination of enterprise activity, performance and protection of their interests.***
The issuer, a member of Association, participates in its activity that promotes achievement of purposes and targets stipulated by the charter of Association "SDO - Iskra".

31. Branches and agencies of the issuer.

Name: ***Kirov branch***
Location: ***601000, Kirov, Drelevsky street, 43/1***
Mail address: ***601000, Kirov, Drelevsky street, 43/1***
Manager: ***Popovsky Valery Petrovich***
Date of opening: ***1.12.2002***
Validity of the power of attorney: ***26.11.2002***

Name: ***Branch in Republic of Mariy El***
Location: ***424000, Republic of Mariy El, Yoshkar Ola, Sovetskaya street, 138***
Mail address: ***424000, Republic of Mariy El, Yoshkar Ola, Sovetskaya street, 138***
Manager: ***Kirillov Alexander Ivanovich***
Date of opening: ***1.12.2002***
Validity of the power of attorney: ***26.11.2003***

Name: ***Branch in Republic of Mordovia***
Location: ***430000, Saransk, Bolshevistskaya street, 13***
Mail address: ***430000, Saransk, Bolshevistskaya street, 13***
Manager: Shubin Ivan Ivanovich
Date of opening: ***1.12.2002***

Validity of the power of attorney: ***26.11.2003***

Name: ***The Orenburg branch***
Location: ***460000, Orenburg, Volodarsky street, 11***
Mail address: ***460000, Orenburg, Volodarsky street, 11***
Manager: ***Zinoviev Alexander Nikolaevich***
Date of opening: ***1.12.2002***
Validity of the power of attorney: ***26.11.2003***

Name: ***The Penza branch***
Location: ***440606, Penza, Kuprin street, 1/3***
Mail address: ***440606, Penza, Kuprin street, 1/3***
Manager: ***Nazarov Victor Markovich***
Date of opening: ***1.12.2002***
Validity of the power of attorney: ***26.11.2003***

Name: ***The Samara branch***
Location: ***443010, Samara, Krasnoarmeyskaya street, 17***
Mail address: ***443010, Samara, Krasnoarmeyskaya street, 17***
Manager: ***Yolkin Sergey Leonidovich***
Date of opening: ***1.12.2002***
Validity of the power of attorney: ***26.11.2003***

Name: ***The Saratov branch***
Location: ***410600, Saratov, Kiselyov street, 40***
Mail address: ***410600, Saratov, Kiselyov street, 40***
Manager: ***Korolkov Oleg Animpadistovich***
Date of opening: ***1.12.2002***
Validity of the power of attorney: ***26.11.2003***

Name: ***The Ulyanovsk branch***
Location: ***432601, Ulyanovsk, L.Tolstoy str., 60***
Mail address: ***432601, Ulyanovsk, L.Tolstoy str., 60***
Manager: Karyukanov Anatoly Sergeyevich
Date of opening: ***1.12.2002***
Validity of the power of attorney: ***26.11.2003***

Name: ***Branch in the Udmurt republic***
Location: ***426008, Izhevsk, Pushkinskaya street, 278***
Mail address: ***426008, Izhevsk, Pushkinskaya street, 278***
Manager: ***Fomitchov Sergey Mironovich***
Date of opening: ***1.12.2002***
Validity of the power of attorney: ***26.11.2003***

Name: ***Branch in the Chuvash Republic***
Location: ***428000, the Chuvash Republic, Cheboksary, Lenin pr., 2***
Mail address: ***428000, the Chuvash Republic, Cheboksary, Lenin pr., 2***
Manager: Zaraysky Victor Yakovlevich

Date of opening: ***1.12.2002***
Validity of the power of attorney: ***26.11.2003***

Name: ***The Nizhniy Novgorod branch***
Location: ***603000, Nizhniy Novgorod, Bolshaya Pokrovskaya str., 56***
Mail address: ***603000, Nizhniy Novgorod, Bolshaya Pokrovskaya str., 56***
Manager: Lyulin Vladimir Fedorovich
Date of opening: ***27.12.2002***
Validity of the power of attorney:

32. Amount of workers of the issuer.

Average number of workers of the issuer, including the workers working in his branches and agencies, for the accounting period: ***52478***

33. Description of basic activities of the issuer.

See the supplement

34. Investment declaration. Description of activity of the issuer.

Submitted only by investment funds

35. Plans of future activity of the issuer.

See the supplement

36. Data of the charter capital of the issuer.

The size of the charter capital of the issuer (Rub.).: ***583387500***

Breakdown of the charter capital on categories of shares:
Common stocks:
Total amount (Rub.).: ***437541000***
Equity stake in charter capital: ***75.000064 %***
Preferred shares:
Total amount (Rub.).: ***145846500***
Equity stake in charter capital: ***24.999936 %***

37. Information about the share of the state (municipal authority) in the charter capital of the issuer.

Share of the charter capital of the issuer in the state (municipal) property:
Kind of property: ***federal***
Share: ***0.60042 %***
Block manager: ***the Russian Fund of Federal property***

Share holding of the issuer fixed in the state (municipal) property:
none

Availability of the special right of participation of the Russian Federation, subjects of the Russian Federation, municipal authorities in management of the issuer (" the gold share "):
not provided

38. Information on declared shares of the issuer.

38.1

Category of shares: ***ordinary***

Form of shares: ***nominal paperless***

Long title of category / type of declared shares: ***ordinary nominal paperless shares***

Face value (Rub.).: ***5***

Amount: ***159766200***

Total amount (Rub.).: ***798831000***

Conditions of placement: ***the Society has the right to place 159766200 ordinary nominal paperless shares in addition to the placed common stocks (the declared shares). Face value of each declared common stock makes 5 (Five) rubles. (item 6.3 of the Charter)***

The declared shares stipulated by item 6.3 of the present Charter, in case of their placement will possess all rights established by articles 7, 8 Charters for shares of the Society of a corresponding category (type).

The charter capital of the Society can be increased in the procedure stipulated by the current legislation of the Russian Federation and the present Charter, the next ways:

-. By increase of face value of shares of the Society;

- By placement of additional shares by open or closed subscription.

In the case of increase of the charter capital of the Society by placement of additional shares by open or closed subscription, payment of placed shares can be carried out on the basis of the resolution on placement of shares by money, securities, other property or property rights or other rights having a monetary valuation.

The increase of the charter capital of the Society by placement of additional shares by means of a closed subscription, as well as by placement of additional shares by public offering in case if the amount of shares additionally placed by public offering makes an increase of the charter capital of the Society of more than 25 percent of the shares placed by the Society earlier, is carried out on the basis of the resolution of the general meeting of stockholders of the Society adopted by a majority of three quarters of votes of stockholders, owners of voting shares of the Society participating in the assembly.

The increase of the charter capital of the Society by placement of additional shares by public offering is carried out on the basis of the resolution of the Board of directors of the Society adopted unanimously by all members of the Board of directors of the Society without taking into account the votes of retired directors of the Society in case if the amount of additionally placed shares makes 25 percent or less of shares placed by the Society earlier.

The increase of the charter capital of the Society by placement of additional shares at the expense of property of the Society is carried out on the basis of the resolution of the Board of directors of the Society adopted unanimously by all members of the Board of directors of the Society except for votes of retired directors of the Society.

38.2

Category of shares: ***preferred***

Type of shares: ***A***

Form of shares: ***nominal paperless***

Long title of category / type of the declared shares: ***preferred nominal paperless type A shares***

Face value (Rub.).: ***5***

Amount: ***53354600***

Total amount (Rub.).: ***266773000***

Conditions of placement: ***the Society has the right to place 53354600 preferred nominal paperless shares of type A in addition to the placed preferred shares (the declared shares). Face value of each declared preference share of type A makes 5 (Five) rubles.***

The declared shares stipulated by item 6.3 of the present Charter, in case of their placement will possess all rights established by articles 7, 8 of the Charter for shares of the Society of a corresponding category (type).

The charter capital of the Society can be increased in the procedure stipulated by the current legislation of the Russian Federation and the present Charter, the next ways:

- By increase of face value of shares of the Society;

- By placement of additional shares by an open or closed subscription.

In the case of increase of the charter capital of the Society by placement of additional shares by open or closed subscription, payment of placed shares can be carried out on the basis of the resolution on placement of shares by money, securities, other property or property rights or other rights having a monetary valuation.

The increase of the charter capital of the Society by placement of additional shares by means of a closed subscription, as well as by placement of additional shares by public offering in case if the amount of shares additionally placed by public offering makes an increase of the charter capital of the Society of more than 25 percent of the shares placed by the Society earlier, is carried out on the basis of the resolution of the general meeting of stockholders of the Society adopted by a majority of three quarters of votes of stockholders, owners of voting shares of the Society participating in the assembly.

The increase of the charter capital of the Society by placement of additional shares by public offering is carried out on the basis of the resolution of the Board of directors of the Society adopted unanimously by all members of the Board of directors of the Society without taking into account the votes of retired directors of the Society in case if the amount of additionally placed shares makes 25 percent or less of shares placed by the Society earlier.

The increase of the charter capital of the Society by placement of additional shares at the expense of property of the Society is carried out on the basis of the resolution of the Board of directors of the Society adopted unanimously by all members of the Board of directors of the Society except for votes of retired directors of the Society.

39. Essential contracts and obligations of the issuer.

n/a

40. Obligations of the issuer concerning issue of shares and securities convertible into shares.

n/a

41. Information on sanctions imposed on the issuer, his participation in litigations and checks.

Sanctions imposed on the issuer by state bodies, court, during three fiscal years, prior to the year of accounting quarter, and during the current year:

Sanction imposing date: ***31.03.2000***
The body which has imposed the sanction: ***RF SPF***
The reasons of imposing: ***delayed payment of obligatory payments***
Kind of sanction: ***penalty fees***
Size of sanction (Rub.): ***287000***
Sanction implementation status: ***executed***

Sanction imposing date: ***31.03.2000***
The body which has imposed the sanction: ***RF SIF***
The reasons of imposing: ***delayed payment of obligatory payments***
Kind of sanction: ***penalty fees***
Size of sanction (Rub.): ***13000***
Sanction implementation status: ***executed***

Sanction imposing date: ***31.03.2000***
The body which has imposed the sanction: ***RF STI***
The reasons of imposing: ***delayed payment of obligatory payments***
Kind of sanction: ***penalty fees***
The Size of sanction (Rub.): ***76000***
Sanction implementation status: ***executed***

Sanction imposing date: ***31.03.2000***
The body which has imposed the sanction: ***RF STI***
The reasons of imposing: ***delayed performance of settlement***
Kind of sanction: fine
Size of sanction (Rub.): ***1000***
Sanction implementation status: ***executed***

Sanction imposing date: ***30.06.2000***
The body which has imposed the sanction: ***RF SPF***
The reasons of imposing: ***delayed payment of obligatory payments***
Kind of sanction: ***penalty fees***
Size of sanction (Rub.): ***116000***
Sanction implementation status: ***executed***

Sanction imposing date: ***30.06.2000***
The body which has imposed the sanction: ***RF SPF***
The reasons of imposing: ***delayed payment of obligatory payments***
Kind of sanction: ***fine***
Size of sanction (Rub.): ***1000***
Sanction implementation status: ***executed***

Sanction imposing date: ***30.06.2000***
The body which has imposed the sanction: ***RF STI***
The reasons of imposing: ***delayed payment of obligatory payments***
Kind of sanction: ***penalty fees***
Size of sanction (Rub.): ***62000***
Sanction implementation status: ***executed***

Sanction imposing date: ***30.06.2000***
The body which has imposed the sanction: ***RF STI***
The reasons of imposing: ***delayed payment of obligatory payments***
Kind of sanction: ***fine***
Size of sanction (Rub.): ***7000***
Sanction implementation status: ***executed***

Sanction imposing date: ***30.06.2000***
The body which has imposed the sanction: ***RF CMFO***
The reasons of imposing: ***delayed payment of obligatory payments***
Kind of sanction: ***penalty fees***
Size of sanction (Rub.): ***23000***

Sanction implementation status: ***executed***

Sanction imposing date: ***30.06.2000***
The body which has imposed the sanction: ***ФЗН the Russian Federation***
The reasons of imposing: ***delayed payment of obligatory payments***
Kind of sanction: ***penalty fees***
Size of sanction (Rub.): ***9000***
Sanction implementation status: ***executed***

Sanction imposing date: ***30.09.2000***
The body which has imposed the sanction: ***RF SPF***
The reasons of imposing: ***delayed payment of obligatory payments***
Kind of sanction: ***penalty fees***
Size of sanction (Rub.): ***543838***
Sanction implementation status: ***executed***

Sanction imposing date: ***30.09.2000***
The body which has imposed the sanction: ***RF SPF***
The reasons of imposing: ***delayed payment of obligatory payments***
Kind of sanction: ***fine***
Size of sanction (Rub.): ***2418***
Sanction implementation status: ***executed***

Sanction imposing date: ***30.09.2000***
The body which has imposed the sanction: ***ФЗН the Russian Federation***
The reasons of imposing: ***delayed payment of obligatory payments***
Kind of sanction: ***penalty fees***
Size of sanction (Rub.): ***14855***
Sanction implementation status: ***executed***

Sanction imposing date: ***30.09.2000***
The body which has imposed the sanction: ***RF CMFO***
The reasons of imposing: ***delayed payment of obligatory payments***
Kind of sanction: ***penalty fees***
Size of sanction (Rub.): ***21110***
Sanction implementation status: ***executed***

Sanction imposing date: ***30.09.2000***
The body which has imposed the sanction: ***RF STI***
The reasons of imposing: ***delayed payment of obligatory payments***
Kind of sanction: ***fine***
Size of sanction (Rub.): ***27785***
Sanction implementation status: ***executed***

Sanction imposing date: ***30.09.2000***
The body which has imposed the sanction: ***RF STI***
The reasons of imposing: ***delayed payment of obligatory payments***
Kind of sanction: ***penalty fees***

Size of sanction (Rub.): ***2002733***
Sanction implementation status: ***executed***

Sanction imposing date: ***30.09.2000***
The body which has imposed the sanction: ***RF SIF***
The reasons of imposing: ***delayed payment of obligatory payments***
Kind of sanction: ***penalty fees***
Size of sanction (Rub.): ***37404***
Sanction implementation status: ***executed***

Sanction imposing date: ***30.09.2000***
The body which has imposed the sanction: ***RF SIF***
The reasons of imposing: ***delayed payment of obligatory payments***
Kind of sanction: ***fine***
Size of sanction (Rub.): ***4382***
Sanction implementation status: ***executed***

Sanction imposing date: ***30.09.2000***
The body which has imposed the sanction: ***RF CMFO***
The reasons of imposing: ***delayed payment of obligatory payments***
Kind of sanction: ***fine***
Size of sanction (Rub.): ***34***
Sanction implementation status: ***executed***

Sanction imposing date: ***30.12.2000***
The body which has imposed the sanction: ***RF SIF***
The reasons of imposing: ***delayed payment***
Kind of sanction: ***penalty fees***
Size of sanction (Rub.): ***30472***
Sanction implementation status: ***executed***

Sanction imposing date: ***30.12.2000***
The body which has imposed the sanction: ***Ф3Н the Russian Federation***
The reasons of imposing: ***delayed payment***
Kind of sanction: ***penalty fees***
Size of sanction (Rub.): ***4350***
Degree of execution of the sanction: ***executed***

Sanction imposing date: ***30.12.2000***
The body which has imposed the sanction: ***RF CMFO***
The reasons of imposing: ***desk audit***
Kind of sanction: ***fine***
Size of sanction (Rub.): ***849***
Sanction implementation status: ***executed***

Sanction imposing date: ***30.12.2000***
The body which has imposed the sanction: ***RF CMFO***
The reasons of imposing: ***delayed payment***

Kind of sanction: ***penalty fees***
Size of sanction (Rub.): ***94275***
Sanction implementation status: ***executed***

Sanction imposing date: ***30.12.2000***
The body which has imposed the sanction: ***RF SIF***
The reasons of imposing: ***desk audit***
Kind of sanction: ***fine***
Size of sanction (Rub.): ***205***
Sanction implementation status: ***executed***

Sanction imposing date: ***30.12.2000***
The body which has imposed the sanction: ***RF SPF***
The reasons of imposing: ***delayed payment***
Kind of sanction: ***penalty fees***
Size of sanction (Rub.): ***270887***
Sanction implementation status: ***executed***

Sanction imposing date: ***30.12.2000***
The body which has imposed the sanction: ***ИМНС***
The reasons of imposing: ***delayed payment***
Kind of sanction: ***penalty fees***
Size of sanction (Rub.): ***3454895***
Sanction implementation status: ***executed***

Sanction imposing date: ***30.12.2000***
The body which has imposed the sanction: ***RF SPF***
The reasons of imposing: ***desk audit***
Kind of sanction: ***fine***
Size of sanction (Rub.):***-488***
Sanction implementation status: ***executed***

Sanction imposing date: ***30.12.2000***
The body which has imposed the sanction: ***ИМНС***
The reasons of imposing: ***field audit***
Kind of sanction: ***fine***
Size of sanction (Rub.): ***19830***
Sanction implementation status: ***executed***

Sanction imposing date: ***30.12.2000***
The body which has imposed the sanction: ***ИМНС***
The reasons of imposing: ***field audit***
Kind of sanction: ***fine***
Size of sanction (Rub.): ***9020***
Sanction implementation status: ***executed***

Sanction imposing date: ***30.12.2000***
The body which has imposed the sanction: ***ИМНС***

The reasons of imposing: ***desk audit***
Kind of sanction: ***fine***
Size of sanction (Rub.): ***371***
Sanction implementation status: ***executed***

Sanction imposing date: ***30.12.2000***
The body which has imposed the sanction: ***ИМНС***
The reasons of imposing: ***delayed payment***
Kind of sanction: ***penalty fees***
Size of sanction (Rub.): ***13189***
Sanction implementation status: ***executed***

Sanction imposing date: ***30.03.2001***
The body which has imposed the sanction: ***ИМНС***
The reasons of imposing: ***delayed payment***
Kind of sanction: ***penalty fees***
Size of sanction (Rub.): ***946046***
Sanction implementation status: ***executed***

Sanction imposing date: ***30.03.2001***
The body which has imposed the sanction: ***ИМНС***
The reasons of imposing: ***debts to the budget on income tax***
Kind of sanction: ***fine***
Size of sanction (Rub.): ***1380***
Sanction implementation status: ***executed***

Sanction imposing date: ***31.05.2001***
The body which has imposed the sanction: ***ИМНС***
The reasons of imposing: ***delayed payment***
Kind of sanction: ***penalty fees***
Size of sanction (Rub.): ***390662***
Sanction implementation status: ***executed***

Sanction imposing date: ***30.06.2001***
The body which has imposed the sanction: ***PF***
The reasons of imposing: ***delayed payment***
Kind of sanction: ***penalty fees***
Size of sanction (Rub.): ***35421***
Sanction implementation status: ***executed***

Sanction imposing date: ***30.06.2001***
The body which has imposed the sanction: ***FSI***
The reasons of imposing: ***delayed payment***
Kind of sanction: ***penalty fees***
Size of sanction (Rub.): ***20056***
Sanction implementation status: ***executed***

Sanction imposing date: ***30.06.2001***

The body which has imposed the sanction: ***FL***
The reasons of imposing: ***delayed payment***
Kind of sanction: ***penalty fees***
Size of sanction (Rub.): *3622*
Sanction implementation status: ***executed***

Sanction imposing date: ***30.06.2001***
The body which has imposed the sanction: ***ИМНС***
The reasons of imposing: ***infringement of terms of delivery of settlements (declarations)***
Kind of sanction: ***fine***
Size of sanction (Rub.): *66797*
Sanction implementation status: ***executed***

Sanction imposing date: ***30.06.2001***
The body which has imposed the sanction: ***ИМНС***
The reasons of imposing: ***delayed payment***
Kind of sanction: ***penalty fees***
Size of sanction (Rub.): *1731365*
Sanction implementation status: ***executed***

Sanction imposing date: ***30.06.2001***
The body which has imposed the sanction: ***FMC***
The reasons of imposing: ***delayed payment***
Kind of sanction: ***penalty fees***
Size of sanction (Rub.): *4422*
Sanction implementation status: ***executed***

Sanction imposing date: ***30.09.2001***
The body which has imposed the sanction: ***ИМНС***
The reasons of imposing: ***delayed payment***
Kind of sanction: ***penalty fees***
Size of sanction (Rub.): ***2031679***
Sanction implementation status: ***executed***

Sanction imposing date: ***30.09.2001***
The body which has imposed the sanction: ***FSI***
The reasons of imposing: ***delayed payment***
Kind of sanction: ***penalty fees***
Size of sanction (Rub.): *21279*
Sanction implementation status: ***executed***

Sanction imposing date: ***30.09.2001***
The body which has imposed the sanction: ***FL***
The reasons of imposing: ***delayed payment***
Kind of sanction: ***penalty fees***
Size of sanction (Rub.): ***5211***
Sanction implementation status: ***executed***

Sanction imposing date: ***30.09.2001***
The body which has imposed the sanction: ***FMC***
The reasons of imposing: ***delayed payment***
Kind of sanction: ***penalty fees***
Size of sanction (Rub.): ***202491***
Sanction implementation status: ***executed***

Sanction imposing date: ***30.09.2001***
The body which has imposed the sanction: ***ИМНС***
The reasons of imposing: ***infringement of terms of delivery of settlements (declarations)***
Size of sanction (Rub.):
Size of sanction (Rub.): ***303477***
Sanction implementation status: ***executed***

Sanction imposing date: ***30.09.2001***
The body which has imposed the sanction: ***PF***
The reasons of imposing: ***delayed payment***
Kind of sanction: ***penalty fees***
Size of sanction (Rub.): ***91844***
Sanction implementation status: ***executed***

Sanction imposing date: ***31.12.2001***
The body which has imposed the sanction: ***PF***
The reasons of imposing: ***delayed payment***
Kind of sanction: ***penalty fees***
Size of sanction (Rub.): ***97858***
Sanction implementation status: ***executed***

Sanction imposing date: ***31.12.2001***
The body which has imposed the sanction: ***PF***
The reasons of imposing: ***delayed payment***
Kind of sanction: ***fine***
Size of sanction (Rub.): ***1276***
Sanction implementation status: ***executed***

Sanction imposing date: ***31.12.2001***
The body which has imposed the sanction: ***FSI***
The reasons of imposing: ***delayed payment***
Kind of sanction: ***penalty fees***
Size of sanction (Rub.): ***31963***
Sanction implementation status: ***executed***

Sanction imposing date: ***31.12.2001***
The body which has imposed the sanction: ***FL***
The reasons of imposing: ***delayed payment (desk audit)***
Kind of sanction: ***penalty fees***
Size of sanction (Rub.): ***9650***
Sanction implementation status: ***executed***

Sanction imposing date: ***31.12.2001***
The body which has imposed the sanction: ***FMC***
The reasons of imposing: ***delayed payment***
Kind of sanction: ***penalty fees***
Size of sanction (Rub.): ***228113***
Sanction implementation status: ***executed***

Sanction imposing date: ***31.12.2001***
The body which has imposed the sanction: ***ИMHC***
The reasons of imposing: ***delayed payment***
Kind of sanction: ***penalty fees***
Size of sanction (Rub.): ***9375682***
Sanction implementation status: ***executed***

Sanction imposing date: ***31.12.2001***
The body which has imposed the sanction: ***ИMHC***
The reasons of imposing: ***infringement of delivery of settlements (declarations)***
Kind of sanction: ***fine***
Size of sanction (Rub.): ***412229***
Sanction implementation status: ***executed***

Sanction imposing date: ***31.03.2002***
The body which has imposed the sanction: ***ИMHC***
The reasons of imposing: ***delayed payment***
Kind of sanction: ***penalty fees***
Size of sanction (Rub.): ***47648***
Sanction implementation status: ***executed***

Sanction imposing date: ***30.09.2002***
The body which has imposed the sanction: ***ИMHC***
The reasons of imposing: ***delayed payment***
Kind of sanction: ***penalty fees***
Size of sanction (Rub.): ***685846***
Sanction implementation status: ***executed***

Sanction imposing date: ***30.09.2002***
The body which has imposed the sanction: ***ИMHC***
The reasons of imposing: ***infringement of terms of delivery of settlements (declarations)***
Kind of sanction: ***fine***
Size of sanction (Rub.): ***96164***
Sanction implementation status: ***executed***

Sanction imposing date: ***30.09.2002***
The body which has imposed the sanction: ***ИMHC***
The reasons of imposing: ***infringement of terms of delivery of settlements (declarations)***
Kind of sanction: ***fine***
Size of sanction (Rub.): ***1897400***

Sanction implementation status: ***executed***

Sanction imposing date: ***30.09.2002***
The body which has imposed the sanction: ***PF***
The reasons of imposing: ***delayed***
Kind of sanction: ***penalty fees***
Size of sanction (Rub.): ***53945***
Sanction implementation status: ***executed***

Sanction imposing date: ***30.09.2002***
The body which has imposed the sanction: ***PF***
The reasons of imposing: ***delayed payment***
Kind of sanction: ***penalty fees***
Size of sanction (Rub.): ***51250***
Sanction implementation status: ***executed***

Sanction imposing date: ***30.09.2002***
The body which has imposed the sanction: ***PF***
The reasons of imposing: ***delayed payment***
Kind of sanction: ***fine***
Size of sanction (Rub.): ***49851***
Sanction implementation status: ***executed***

Sanction imposing date: ***30.09.2002***
The body which has imposed the sanction: ***PF***
The reasons of imposing: ***delayed payment***
Kind of the sanction: ***the fine***
Size of sanction (Rub.): ***15950***
Sanction implementation status: ***executed***

Sanction imposing date: ***30.09.2002***
The body which has imposed the sanction: ***FSI***
The reasons of imposing: ***delayed payment***
Kind of sanction: ***penalty fees***
Size of sanction (Rub.): ***31257***
Sanction implementation status: ***executed***

Sanction imposing date: ***30.09.2002***
The body which has imposed the sanction: ***FSI***
The reasons of imposing: ***delayed payment***
Kind of sanction: ***penalty fees***
Size of sanction (Rub.): ***6890***
Sanction implementation status: ***executed***

Sanction imposing date: ***30.09.2002***
The body which has imposed the sanction: ***FSI***
The reasons of imposing: ***delayed payment***
Kind of the sanction: ***the fine***

Size of sanction (Rub.): ***4397***
Sanction implementation status: ***executed***

Sanction imposing date: ***30.09.2002***
The body which has imposed the sanction: ***FSI***
The reasons of imposing: ***delayed payment***
Kind of the sanction: ***the fine***
Size of sanction (Rub).: ***2100***
Sanction implementation status: ***executed***

Sanction imposing date: ***30.09.2002***
The body which has imposed the sanction: ***FL***
The reasons of imposing: ***delayed payment***
Kind of sanction: ***penalty fees***
Size of sanction (Rub.): ***154***
Sanction implementation status: ***executed***

Sanction imposing date: ***30.09.2002***
The body which has imposed the sanction: ***FL***
The reasons of imposing: ***delayed payment***
Kind of sanction: ***penalty fees***
Size of sanction (Rub.): ***2770***
Sanction implementation status: ***executed***

Sanction imposing date: ***30.09.2002***
The body which has imposed the sanction: ***FL***
The reasons of imposing: ***infringement of terms of payment***
Kind of sanction: ***penalty fees***
Size of sanction (Rub.): ***840***
Sanction implementation status: ***executed***

Sanction imposing date: ***30.09.2002***
The body which has imposed the sanction: ***FMC***
The reasons of imposing: ***delayed payment***
Kind of sanction: ***penalty fees***
Size of sanction (Rub.): ***21397***
Sanction implementation status: ***executed***

Sanction imposing date: ***30.09.2002***
The body which has imposed the sanction: ***FMC***
The reasons of imposing: ***delayed payment***
Kind of sanction: ***penalty fees***
Size of sanction (Rub.): ***1530***
Sanction implementation status: ***executed***

Sanction imposing date: ***30.09.2002***
The body which has imposed the sanction: ***FMC***
The reasons of imposing: ***delayed performance of settlement***

Kind of the sanction: ***the fine***
Size of sanction (Rub.): ***930***
Sanction implementation status: ***executed***

sanction imposing date: ***30.09.2002***
The body which has imposed the sanction: ***FSI***
The reasons of imposing: ***delayed payment***
Kind of sanction: ***penalty fees***
Size of sanction (Rub).: ***42857***
Sanction implementation status: ***executed***

Sanction imposing date: ***30.09.2002***
The body which has imposed the sanction: ***ИMHC***
The reasons of imposing: ***delayed payment***
Kind of sanction: ***penalty fees***
Size of sanction (Rub.): ***5135600***
Sanction implementation status: ***executed***

Sanction imposing date: ***31.12.2002***
The body which has imposed the sanction: ***FSI***
The reasons of imposing: ***delayed payment***
Kind of sanction: ***penalty fees***
Size of sanction (Rub.): ***42857***
Sanction implementation status: ***executed***

Sanction imposing date: ***31.12.2002***
The body which has imposed the sanction: ***ИMHC***
The reasons of imposing: ***delayed payment***
Kind of sanction: ***penalty fees***
Size of sanction (Rub.): ***9192999***
Sanction implementation status: ***executed***

Sanction imposing date: ***31.12.2002***
The body which has imposed the sanction: ***RF MoT***
The reasons of imposing: ***delayed payment***
Kind of sanction: ***penalty fees***
Size of sanction (Rub.): ***5135600***
Sanction implementation status: ***executed***

Sanction imposing date: ***31.12.2002***
The body which has imposed the sanction: ***RF MoT***
The reasons of imposing: ***infringement of terms of delivery of settlements (declarations)***
Kind of the sanction: ***the fine***
Size of sanction (Rub.): ***96164***
Sanction implementation status: ***executed***

Sanction imposing date: ***31.12.2002***
The body which has imposed the sanction: ***RF MoT***

The reasons of imposing: ***infringement of terms of delivery of settlements (declarations)***
Kind of the sanction: ***the fine***
Size of sanction (Rub.): ***5472017***
Sanction implementation status: ***executed***

Sanction imposing date: ***31.12.2002***
The body which has imposed the sanction: ***PF***
The reasons of imposing: ***delayed payment***
Kind of sanction: ***penalty fees***
Size of sanction (Rub.): ***699281***
Sanction implementation status: ***executed***

Sanction imposing date: ***31.12.2002***
The body which has imposed the sanction: ***PF***
The reasons of imposing: ***delayed payment***
Kind of sanction: ***penalty fees***
Size of sanction (Rub.): ***51250***
Sanction implementation status: ***executed***

Sanction imposing date: ***31.12.2002***
The body which has imposed the sanction: ***PF***
The reasons of imposing: ***delayed payment***
Kind of the sanction: ***the fine***
Size of sanction (Rub.): ***49851***
Sanction implementation status: ***executed***

Sanction imposing date: ***31.12.2002***
The body which has imposed the sanction: ***PF***
The reasons of imposing: ***delayed payment***
Kind of the sanction: ***the fine***
Size of sanction (Rub.): ***15950***
Sanction implementation status: ***executed***

Sanction imposing date: ***31.12.2002***
The body which has imposed the sanction: ***FSI***
The reasons of imposing: ***delayed payment***
Kind of sanction: ***penalty fees***
Size of sanction (Rub.): ***11600***
Sanction implementation status: ***executed***

Sanction imposing date: ***31.12.2002***
The body which has imposed the sanction: ***FSI***
The reasons of imposing: ***delayed payment***
Kind of sanction: ***penalty fees***
Size of sanction (Rub.): ***6890***
Sanction implementation status: ***executed***

Sanction imposing date: ***31.12.2002***

The body which has imposed the sanction: ***FSI***
The reasons of imposing: ***delayed payment***
Kind of sanction: ***penalty fees***
Size of sanction (Rub.): ***11600***
Sanction implementation status: ***executed***

Sanction imposing date: ***31.12.2002***
The body which has imposed the sanction: ***FSI***
The reasons of imposing: ***delayed payment***
Kind of the sanction: ***the fine***
Size of sanction (Rub.): ***4397***
Sanction implementation status: ***executed***

Sanction imposing date: ***31.12.2002***
The body which has imposed the sanction: ***FSI***
The reasons of imposing: ***delayed payment***
Kind of the sanction: ***the fine***
Size of sanction (Rub).: ***2100***
Sanction implementation status: ***executed***

Sanction imposing date: ***31.12.2002***
The body which has imposed the sanction: ***FL***
The reasons of imposing: ***delayed payment***
Kind of sanction: ***penalty fees***
Size of sanction (Rub.): ***154***
Sanction implementation status: ***executed***

Sanction imposing date: ***31.12.2002***
The body which has imposed the sanction: ***FL***
The reasons of imposing: ***delayed payment***
Kind of sanction: ***penalty fees***
Size of sanction (Rub.): ***2770***
Sanction implementation status: ***executed***

Sanction imposing date: ***31.12.2002***
The body which has imposed the sanction: ***FL***
The reasons of imposing: ***delayed payment***
Kind of sanction: ***penalty fees***
Size of sanction (Rub.): ***840***
Sanction implementation status: ***not executed***

Sanction imposing date: ***31.12.2002***
The body which has imposed the sanction: ***FMC***
The reasons of imposing: ***delayed payment***
Kind of sanction: ***penalty fees***
Size of sanction (Rub.): ***21397***
Sanction implementation status: ***executed***

Sanction imposing date: *31.12.2002*
The body which has imposed the sanction: ***FMC***
The reasons of imposing: ***delayed payment***
Kind of sanction: ***penalty fees***
Size of sanction (Rub.): *1530*
Sanction implementation status: ***executed***

Sanction imposing date: *31.12.2002*
The body which has imposed the sanction: ***FMC***
The reasons of imposing: ***an extra fee to payment sum***
Kind of the sanction: ***the fine***
Size of sanction (Rub.): *930*
Sanction implementation status: ***executed***

The description of essence of all litigations proceeding or ended in accounting quarter which can affect activity of the issuer essentially:

Litigations which can affect essentially activity of the issuer, in accounting quarter - none.

Description of the reasons for checks of the issuer held by the state bodies (proceeding or ended in accounting quarter) and of auditor checks of the issuer held on demand of his participants (stockholders):

In accounting quarter, the auditor check of the issuer's accounting for 2002, held by auditor firm "Ernest and Young Vneshaudit" is finished. The auditor's statement is in preparation.

42. Essential facts (events, actions) in accounting quarter.

Date of occurrence of the fact (event, action): ***1.01.2003***
Code: ***1100137A01012003***

The charged and paid incomes under securities of the issuer.

Kind of securities, category (type) of shares on which incomes are charged and paid:
preferred type A shares with face value of 5 rubles,
ordinary shares with face value of 5 rubles.
Date of adoption of the resolution on payment of annual dividends under shares by the issuer:
28.06.2002, minutes № 10 of the annual general meetings of stockholders.
Termination date of share dividend payment:
Till 31.12.2002.
Size of dividend paid per share of the specified category (type):
0,96 rubles per preferred type A share,
0,32 rubles per ordinary share.
Total amount of shares of one category (type) on which incomes are charged:
29160300 preferred type A shares
87502483 ordinary shares
Amount of shares of one category (type) on which incomes are paid:
10806293 preferred type A shares,
47694420 ordinary shares
The form of payment of the charged incomes under securities:

The dividend payment was made in money terms.

Date of occurrence of the fact (event, action): *15.01.2003*
Code: *1500137A15012003*

Record dates.

Date of adoption by the issuer of the resolution on date on which the list of owners of securities is made:

January 15, 2003 - the resolution of the board of directors, minutes № 20

Date on which the list of the persons having the right of participation in the joint (extraordinary) general meeting of stockholders is made:

January 24, 2003.

Date of occurrence of the fact (event, action): *18.01.2003*
Code: *1300137A18012003*

The resolutions adopted by the board of directors (supervisory council).

Date of session of the board of directors - 15.01.2003.
9 persons are elected to the board of directors.
6 persons took part in voting.

The questions put on voting, results of voting on them, full formulations of the resolutions adopted at the session of the board of directors:

X. About convocation of the joint (extraordinary) general meeting of stockholders of OJSC " VolgaTelecom ".

Upon consideration of submitted material, the board of directors decided:

1. To call the joint (extraordinary) general meeting of stockholders of OJSC " VolgaTelecom " " in form of a joint presence.
2. The joint (extraordinary) general meeting of stockholders shall be held on March 26, 2003 at the following address: Nizhniy Novgorod, M.Gorky sq., Post House.
3. To define time of the beginning of the assembly - 10:00 (local time).
4. To define time of the beginning of registration of stockholders - 8:00 (local time) 26.03.2003
5. To define January 24, 2003 18:00 (local time) as the date of drawing up the list of stockholders for participation in the extraordinary general meeting of stockholders.
6. To define the mail address to which the filled ballots shall be sumitted - 107078, Moscow, Kalanchevskaya str., 15a, p.o.b. 45.

Voting: For - 6; Against - none; "Abstained" - none.

XI. The approval of the agenda of the joint (extraordinary) general meeting of stockholders.

Upon consideration of submitted material, the board of directors decided:

To approve the following agenda of the joint (extraordinary) general meeting of stockholders of the Society:

1. The early termination of powers of the General director of the Society, appointment of the General director of the Society and definition of term of his powers.

2. The preschedule termination of powers of members of the board of directors of the Society and election of the Board of directors of the Society.

3. The early termination of powers of members of the audit committee of the Society and election of the audit committee of the Society.

4. The approval of the Charter of the Society in a new wording.

5. The approval of Regulations about the procedure of the general meeting of stockholders of open joint-stock company " VolgaTelecom " in a new wording.

6. The approval of Regulations about the Board of directors of OJSC " VolgaTelecom " in a new wording.

7. The approval of Regulations about Management board of OJSC " VolgaTelecom " in a new wording.

8. The approval of Regulations about of the Audit committee of OJSC " VolgaTelecom " in a new wording.

9. Definition of the size of remuneration to members of the board of directors of the Society.

Voting: For - 6; Against - none; Abstain - none;

XIII. The approval of the list of information (materials) given to stockholders during preparation of the joint (extraordinary) general meeting of stockholders of the Society, and about the procedure of granting.

Upon consideration of submitted material, the board of directors decided:

1. To approve the following list of information subject to granting to stockholders during preparation of the joint (extraordinary) general meeting of stockholders:

- *The project of the Charter of the Society in a new wording;*
- *The project of Regulations about the procedure of the general meeting of stockholders of the Society in a new wording;*
- *The project of Regulations about the Board of directors of the Society in a new wording;*
- *The project of Regulations about Management board of the Society in a new wording;*
- *The project of Regulations about of the Audit committee of the Society in a new wording;*
- *Information on the candidate for the post of the General director of the Society;*
- *Information on candidates in members of the Board of directors of the Society;*
- *Information on candidates for the Audit committee of the Society;*
- *The information on availability or absence of the written approval of candidates to stand for control and management bodies of the Society, and for the post of the general director of the Society;*
- *Projects of resolutions on issues of the agenda of the general meeting of stockholders.*

2. Since March 5, 2003, the persons having the right of participation in the joint (extraordinary) general meeting of stockholders can receive the information (materials) according to the authorized List at the following addresses:

Nizhniy Novgorod, M.Gorky sq., Post House,

Kirov, Drelevsky street, 43/1,

Yoshkar Ola, Sovetskaya street, 138,

Saransk, Bolshevistskaya street, 13,

Orenburg, Volodarsky street, 11,

Penza, Kuprin street, 1/3,

Samara, Krasnoarmeyskaya street, 17,

Saratov, Kiselyov street, 40,

Ulyanovsk, L.Tolstoy street, 60,

Izhevsk, Pushkinskaya street, 278,

Cheboksary, Lenin pr., 2,
And also on the web-site of the Society in the Internet at the following address: www.sviazinform.nnov.ru.
Voting: For - 6; Against - none; Abstain - none;

XIV. Definition of the procedure of advising about the joint (extraordinary) general meeting of stockholders. The approval of the text of the advice about the general meeting of stockholders.
Upon consideration of submitted material, the board of directors decided:
1. To publish the advice about the joint (extraordinary) general meeting of stockholders of the Society in newspapers " Nizhegorodskiye Novosti " and "Rossiyskaya Gazeta" prior to February 3, 2003.
2. The persons specified in the list of persons having the right of participation in the joint (extraordinary) general meeting of stockholders shall receive the advice about the joint (extraordinary) general meeting of stockholders by certified mail prior to February 3, 2003.
3. To approve the text of the notice about the joint (extraordinary) general meeting of stockholders taking into account relevate remarks.
Voting: For - 6; Against - none; Abstain - none;

Date of occurrence of the fact (event, action): *29.01.2003*
Code: *0300137A29012003*

Changes in the list of owners (stockholders) of the Issuer.

The long title of the legal person, whose share of participation (equity share) changed: "ING BANK (EURASIA) ZAO" (CLOSED JOINT-STOCK COMPANY) (nominal holder)

Location and mail address of the legal person:
The Russian Federation, Moscow, Krasnaya Presnya str., 31
123022, the Russian Federation, Moscow, Krasnaya Presnya str., 31

Equity stake in charter capital of the Issuer before and after the change:
14,6936 % - before change,
15,1067 % - after change.

Date from which there were changes of participation share in the charter capital (equity share) of the Issuer:
29.01.2003.

Date of occurrence of the fact (event, action): *6.03.2003*
Code: *0400137A06032003*

Changes in the list of legal persons in which the issuer owns a share of participation.

Long title of the legal person, share of participation in the charter capital (equity stock) which, belonging to the issuer, changed:

Closed joint-stock company " Nizhniy Novgorod cellular communication "

Location and mail address of the legal person:
The Russian Federation, 603000, Nizhniy Novgorod, M.Gorky sq., Post House
The Russian Federation, 603000, Nizhniy Novgorod, M.Gorky sq., Post House

Share of the issuer in the charter capital (equity stake) of legal person before its change:
50 % - before change,
100 % - after change.

Date from which there was a change of equity stake in the charter capital:
06.03.2003.

Date of occurrence of the fact (event, action): *17.03.2003*
Code: *0300137A17032003*

Changes in the list of owners (stockholders) of the Issuer.

The long title of the legal person, whose share of participation (equity share) changed:
Closed joint-stock company " Depository clearing company " (nominal holder)

Location and mail address of the legal person:
125047, Moscow, 1-st Tverskaya-Yamskaya str., 13
103064, Moscow, Staraya Basmannaya str., 14/2, suite 4

Equity stake in charter capital of the Issuer before and after the change:
9,9977 % - before change,
10,0262 % - after change.

Date from which there were changes of participation share in the charter capital (equity share) of the Issuer:
17.03.2003.

Date of occurrence of the fact (event, action): *18.03.2003*
Code: *0200137A18032003*

Changes of the size of participation in the charter capital (of the size of equity stake of the issuer), his affiliated and dependent societies, the persons who are included in management bodies of the issuer.

Surname, name, patronymic and post of the person:
Tolstonogov Nikolay Ivanovich - member of Management board of OJSC " VolgaTelecom "

Equity stake in charter capital (equity share) of the Issuer before and after the change:
0,06950 % - before change;
0, 06737 % - after change

Date of change of equity stake in charter capital (equity share) of the issuer:
18.03.2003.

Date of occurrence of the fact (event, action): *26.03.2003*
Code: *0100137A26032003*

Changes in the list of persons included in management bodies of the issuer.

Management body of the issuer in which there were changes:
The board of directors (supervisory council).

Surname, name, patronymic of the person elected to management body of the issuer, the board of directors, with indication of participation share in the charter capital of the issuer:
Bobin Maxim Viktorovich. Participation share in the CC - none.
Grigorieva Alla Borisovna. Participation share in the CC - 0,0006 %.
Dudchenko Vladimir Vladimirovich. Participation share in the CC - none.
Zabuzova Elena Viktorovna. Participation share in the CC - none.
Kozin Vladimir Vladimirovich. Participation share in the CC - none.
Lyulin Vladimir Fedorovich. Participation share in the CC - 0,1859 %.
Romsky George Alekseyevich. Participation share in the CC - none.
Savchenko Victor Dmitrievich. Participation share in the CC - none.
Fedorov Oleg Romanovich. Participation share in the CC - none.
Chernogorodsky Sergey Valerievich. Participation share in the CC - none.
Yurchenko Eugeny Valerievich. Participation share in the CC - none.

The surname, name, patronymic of the person, whose powers are terminated, with the indication of participation share in the charter capital of the issuer:
Bakhaev Mikhail Anatolievich. Participation share in the CC - 0,12141 %.
Volkov Vladimir Nikolayevich. Participation share in the CC - 0,00588 %.
Grigorieva Lyubov Ivanovna. Participation share in the CC - 0,01192 %.
Degtyaryov Vadim Sergeyevich. Participation share in the CC - none.
Zabolotny Igor Viktorovich. Participation share in the CC - none.
Lopatin Alexander Vladimirovich. Participation share in the CC - none.
Osipchuk Anton Igorevich. Participation share in the CC - none.

Date from which there were specified changes:
26.03.2003г.

The authorized body of the issuer which has adopted the resolution, which is the basis of the specified changes, and date of its approval:
The joint (extraordinary) general meeting of stockholders, minutes № 2
26.03.2003г.

Date of occurrence of the fact (event, action): *27.02.2003*
Code: *1200137A27022003*

Resolutions of the extraordinary general meeting of stockholders of the issuer are enclosed in the attached minutes №1 of the extraordinary general meeting.

Date of occurrence of the fact (event, action): *27.03.2003*
Code: *1200137A27032003*

Resolutions of the joint (extraordinary) general meeting of stockholders of the issuer are enclosed in the attached minutes №2 of the extraordinary general meeting.

Date of occurrence of the fact (event, action): *10.01.2003*
Code: *0800137A10012003*

Size of assets of the issuer on the closing date of quarter III, 2002:
3549869 thousand rubles.

Change of size of assets of the issuer in absolute and percentage terms in quarter IV, 2002 in comparison with quarter III, 2002 makes:
12082660 thousand rubles.
340,4 %
Change of size of assets occurred as result of reorganization of the issuer in form of affiliation of 10 regional companies.

Date of occurrence of the fact (event, action): *10.01.2003*
Code: *0900137A10012003*

Value of the balance sheet profit of the issuer on the closing date of quarter III, 2002:
150710 thousand rubles.

Change of the balance sheet profit of the issuer in absolute and percentage terms in quarter IV, 2002 in comparison with quarter III, 2002 makes:
402227 thousand rubles.
266,9 %
The increase of the balance sheet profit occurred as result of reorganization of the issuer in form of affiliation of 10 regional companies.

43. Information on reorganization of the issuer, its affiliated and dependent societies.

The issuer, its affiliated and dependent organizations were not reorganized in the accounting quarter.

44. The additional essential general information on the issuer.

The general director of OJSC " VolgaTelecom " Lyulin Vladimir Fedorovich started discharging the duties of director of the Nizhniy Novgorod branch of OJSC " VolgaTelecom " by way of an internal part time employment from 20.11.2002 according to order № 88 K, item 1 dated 20.11.2002.

Other additional essential information on the issuer: n/a.

B. Data on financial and economic activity of the issuer

45. The annual accounting for the last three fiscal years.

See. Supplement.

46. The accounting statements of the issuer for the accounting quarter.

See. Supplement.

47. The facts which have entailed increase or decrease of size of assets of the issuer of more than 10 percent in the accounting quarter.

n/a

Size of assets of the issuer on the closing date of the quarter prior to the accounting quarter: ***15632529000 rubles.***

Size of assets of the issuer on the closing date of the accounting quarter: ***16984928000 rubles.***

The facts which have entailed increase or decrease of size of assets of the issuer of more than 10 percent in quarter IV of the prior year.

Date of occurrence of the fact (facts): ***10.01.2003***

Description: ***Size of assets of the issuer on the closing date of quarter III, 2002: 3549869 thousand rubles.***

Change of size of assets of the issuer in percentage terms in quarter IV, 2002 in comparison with quarter III, 2002 makes:

340,4 %

Change of size of assets occurred as result of reorganization of the issuer in form of affiliation of 10 regional companies.

Absolute change of size of assets on the closing date of quarter IV of the prior year in comparison with size of assets of the issuer on the closing date of quarter III of the prior year: ***12082660000 rubles.***

Size of assets of the issuer on the closing date of quarter III of the prior year: ***3549869000 roubles.***

Size of assets of the issuer on the closing date of quarter IV of the prior year: ***15632529000 rubles.***

48. The facts which have entailed increase of the profit (losses) of the issuer in the accounting quarter of more than 20 percent compared with the prior quarter.

n/a

Value of the profit (losses) of the issuer in the quarter prior to the accounting quarter: ***552937000 rubles.***

Value of the profit (losses) of the issuer in the accounting quarter: ***630524000 rubles.***

The facts which have entailed increase of the profit (losses) of the issuer in quarter IV of the prior year of more than 20 percent in comparison with quarter III of the prior year.

Date of occurrence of the fact (facts): *10.01.2003*

The description: ***Value of the balance sheet profit of the issuer on the closing date of quarter III, 2002:***

150710 thousand rubles.

Change of the balance sheet profit of the issuer in percentage terms in quarter IV, 2002 in comparison with quarter III, 2002 makes:

266,9 %

The increase of the balance sheet profit resulted from reorganization of the issuer in form of affiliation of 10 regional companies.

Absolute change of the profit (losses) in quarter IV of the prior year compared to profit (loss) of the issuer in quarter III of the prior year: ***402227000 rubles.***

Value of the profit (losses) of the issuer III in quarter of the prior year: ***150710000 rubles.***

Value of the profit (losses) of the issuer in quarter IV of the prior year: ***552937000 rubles.***

49. Information on formation and use of reserve and other special funds of the issuer.

See supplement..

50. Transactions of the issuer in the accounting quarter the size of which makes 10 percent or more from the assets of the issuer on the end of the quarter prior to the accounting quarter.

n/a

51. Information on assignment of funds raised by the issuer as a result of placement of issued securities.

51.1 The state regitration number of issue: ***4 - 43 - 00137 - A***

Date of the state registration of issue: *24.01.2003*

Total sum (cost) of funds expended for payment of securities by the date of the accounting quarter end: ***1000000000 rubles.***

Sum (cost) of the funds used in the accounting quarter for each of the basic directions:

Information and consulting services - 10015000 rubles.

Commission of the stock exchange "Moscow Interbank Stock Exchange" - 200000 rubles.

Financial aid to branches of the issuer - 319060000 rubles.

Purchase of shares of CJSC " NCC " - 630799000 rubles.

Total sum (cost) of funds used in the accounting quarter: ***960074000 roubles.***

52. Borrowed funds received by the issuer and his affiliated societies in the accounting quarter.

Information on size of the borrowed funds, received by the issuer on the end of accounting quarter:

Index	Beginning of year balance (Rub.)	Received (Rub.)	Repaid (Rub.)	accounting quarter end balance (Rub.)
Long-term bank credits	227 573 000	3 532 000	20 012 000	211 093 000
Including outstanding				
Other long-term loans	159 084 000	1 004 358 000	51 053 000	1 112 389 000
Including outstanding				

Short-term bank credits	781 102 000	308 635 000	504 292 000	585 445 000
Including outstanding				
Bank credits for employees				
Including outstanding				
Other short-term loans	146 364 000	59 613 000	7 795 000	198 182 000
Including outstanding	63 858 000			

Information on size of the borrowed funds, received by the issuer and its affiliated societies for the last year:

Index	Beginning of year balance(Rub.)	Received (Rub.)	Repaid (Rub.)	Report quarter end balance(Rub.)
Long-term bank credits	48 629 000	328 919 000	149 975 000	227 573 000
Including outstanding				
including:				
Other long-term loans	209 969 000	48 410 000	99 295 000	159 084 000
Including outstanding				
including:				
Short-term bank credits	439 342 000	1 573 752 000	1 231 992 000	781 102 000
Including outstanding				
including:				
Bank credits for employees				
Including outstanding				
including:				
Other short-term loans	210 057 000	129 404 000	193 097 000	146 364 000
Including outstanding	40 155 000	23 703 000		63 858 000
including:				

53. Receivables, payables of the issuer and of affiliated societies for the accounting quarter.

Information on size of rerceivables, payables of the issuer by the end of the accounting quarter:

Index	Beginning of year balance(Rub.)	Received (Rub.)	Repaid (Rub.)	Report quarter end balance(Rub.)
Long-term bank credits	48 629 000	328 919 000	149 975 000	227 573 000
Including outstanding				
including:				
Other long-term loans	209 969 000	48 410 000	99 295 000	159 084 000
Including outstanding				
including:				
Short-term bank credits	439 342 000	1 573 752 000	1 231 992 000	781 102 000
Including outstanding				
including:				
Bank credits for employees				
Including outstanding				
including:				
Other short-term loans	210 057 000	129 404 000	193 097 000	146 364 000
Including outstanding	40 155 000	23 703 000		63 858 000
including:				

Information on size of receivables and payables of the issuer and of affiliated societies by the end of the prior year:

Index	Beginning of year balance(Rub.)	Received (Rub.)	Repaid (Rub.)	Report quarter end balance(Rub.)
1) Receivables:				

short-term	1 185 300 000	30 257 887 000	30 083 341 000	1 359 846 000
including overdue	530 488 000	8 775 417 000	8 770 772 000	535 133 000
including: over 3 months	328 349 000	4 786 166 000	4 794 120 000	320 395 000
including:				
long-term	13 672 000	35 062 000	25 076 000	23 658 000
including overdue				
including: over 3 months				
including:				
2) Payables:				
short-term	1 203 773 000	32 385 032 000	31 551 054 000	2 037 751 000
including overdue	122 806 000	6 103 550 000	5 993 137 000	233 219 000
including: over 3 months	84 905 000	3 710 668 000	3 689 960 000	105 613 000
including:				
long-term	327 453 000	1 105 053 000	921 875 000	510 631 000
including overdue				
including: over 3 months				
including:				
Debt security:				
received	18 242 000	1 758 000	20 000 000	
including from the third party	1 742 000	1 758 000	3 500 000	
including:				
given	1 209 550 000	1 797 671 000	1 103 796 000	1 903 425 000
including: to the third party	88 311 000	380 907 000	150 546 000	318 672 000
including:				
3) Bills movement:				
Bills given	496 000	12 410 000	596 000	12 310 000
including overdue				
including:				
Bills received	3 936 000	10 194 000	12 464 000	1 666 000
including overdue	115 000			115 000
including:				

54. Financial investments of the issuer.

Information on financial investments of the issuer on the end of the accounting quarter:

Index	**Investment size by the end of accounting quarter (Rub.)**		
	short-term (up to 1 year)	**long-term (over 1 year)**	**total**
Investments in the state securities of the Russian Federation			
Investments in the state securities of subjects of the Russian Federation			
Investments in local government securities			
Investments in stock, shares, equity of other organizations	-	55 700 000	55 700 000
Investments in bonds and other liabilities	-	11 524 936	11 524 936
Other given loans	13 233 325	-	13 233 325
Investment into affiliated societies of the issuer	-	641 713 000	641 713 000
Investment into dependent societies of the issuer	-	33 180 000	33 180 000
Financial investments in the organization which are liquidated folling the procedure established by the legislation of the Russian Federation			
Organization name	**Liquidation date**	**Liquidating authority**	**Size of investments (Rub.)**
Total			-
Financial investments in organizations recognized bankrupt following the procedure established by the legislation of the Russian Federation			
Organization name	**Liquidation date**	**Liquidation authority**	**Investment size (Rub.)**

Total			-
Size of assets of the issuer on the closing date of the accounting quarter (Rub.)			

Financial investments in organizations which make 10 percent and more from assets of the issuer on the closing date of the accounting quarter		
Organization name	**Investment size (Rub.)**	**Share in assets**
Total	-	

Information on financial investments of the issuer and of affiliated societies on the end of the prior year:

Index	**Investment size by the end of the accounting quarter (Rub.)**		
	short-term (up to 1 year)	**long-term (over 1 year)**	**total**
Investments in the state securities of the Russian Federation			
Investments in the state securities of subjects of the Russian Federation			
Investments in local government securities			
Investments in stock, shares, equity of other organizations	-	55 700 000	55 700 000
Investments in bonds and other liabilities	-	11 526 000	11 526 000
Other given loans	1 935 000	-	1 935 000
Investment into affiliated societies of the issuer	-	2 138 000	2 138 000
Investment into dependent societies of the issuer	-	33 180 000	33 180 000

Financial investments in the organization which are liquidated folling the procedure established by the legislation of the Russian Federation			
Organization name	**Liquidation date**	**Liquidation authority**	**Investment size (Rub.)**
Total			-

Financial investments in organizations recognized bankrupt following the procedure established by the legislation of the Russian Federation			
Organization name	**Liquidation date**	**Liquidation authority**	**Investment size (Rub.)**
Total			-
Size of assets of the issuer on the closing date of the accounting quarter (Rub.)			

Financial investments in organizations which make 10 percent and more from assets of the issuer on the closing date of the accounting quarter		
Organization name	**Investment size (Rub.)**	**Share in assets**
Total	-	

55. Other essential information on financial and economic activity of the issuer

Other essential information on financial and economic activity of the issuer, n/a.

C. The data on securities of the issuer

56. Information on shares of the issuer.

Issue serial number: *1*

Category: ***ordinary***

Security form: ***nominal paperless***
Face value of one valuable paper of the issue: ***500***

Amount of securities of the issue: ***567830***
Total amount of the issue: ***283915000***

Information on the state registration of the issue:
Registration date: ***28.12.1993***
Regitration number: ***32-1П-755***
The state registration body: ***Financial bodies***

Way of placement: ***according to the plan of privatization***
Period of placement: ***с 24.01.1994 till 10.11.1994***

Current status of the issue: ***all securities of the issue are extinguished (cancelled)***
Amount of actually placed securities according to the registered report on results of the issue: ***567830***

Information on the state registration of the report on results of the issue:
Registration date: ***7.05.1996***
The state registration body: ***Financial bodies***

Restrictions in circulation of securities of the issue (if available):
Do not circulate in the secondary market as they were cancelled

Market information on securities of the issue:
There are no such markets, as all securities of the specified issue have been cancelled.

Additional essential information on securities of the issue:
All securities of the first issue have been cancelled in connection with registration of securities of the second issue by the Resolution of Department of finance of Administration of the Nizhniy Novgorod Region № 05-14 from 30.09.96 according to item 4.1 of the letter of the Ministry of Finance of the Russian Federation from 20.09.96.

Issue serial number: ***1***
Category: ***preferred***
Share type: A
Security form: ***nominal paperless***
Face value of one valuable paper of the issue: ***500***

Amount of securities of the issue: ***194462***
Total amount of the issue: ***97231000***

Information on the state registration of the issue:
Registration date: ***28.12.1993***
Regitration number: ***32-1П-755***
The state registration body: ***Financial bodies***

Way of placement: ***according to the plan of privatization***

Period of placement: *c 24.01.1994 till 10.11.1994*

Current status of the issue: ***all securities of the issue are extinguished (cancelled)***
Amount of actually placed securities according to the registered report on results of the issue: ***194462***

Information on the state registration of the report on results of the issue:
Registration date: ***7.05.1996***
The state registration body: ***Financial bodies***

Restrictions in circulation of securities of the issue (if available):
Do not circulate in secondary market as they have been cancelled.

Market information on securities of the issue:
There are no such markets, as all securities of the specified issue have been cancelled.

Additional essential information on securities of the issue:
The information is not given, as all papers of the specified issue have been cancelled in connection with registration 30.09.1996 second equity issues of the issuer (the Notice of Department of the finance of Administration of the Nizhniy Novgorod Region from 30.09.1996, № 05-14)

Issue serial number: ***1***
Category: ***preferred***
Share type
Security form: ***nominal paperless***
Face value of one valuable paper of the issue: ***500***

Amount of securities of the issue: ***15558***
Total amount of the issue: ***7779000***

Information on the state registration of the issue:
Registration date: ***28.12.1993***
Regitration number: ***32-1П-755***
The state registration body: ***Financial bodies***

Way of placement: ***according to the plan of privatization***
Period of placement: ***24.01.1994 - 10.11.1994***

Current status of the issue: ***all securities of the issue are extinguished (cancelled)***
Amount of actually placed securities according to the registered report on results of the issue: ***15558***

Information on the state registration of the report on results of the issue:
Registration date: ***7.05.1996***
The state registration body: ***Financial bodies***

Restrictions in circulation of securities of the issue (if available):
Do not circulate in secondary market as they have been cancelled.

Market information on securities of the issue:

There are no such markets, as all securities of the specified issue have been cancelled.

Additional essential information on securities of the issue:

All type B preferred shares were automatically converted into common stocks. All papers of the specified issue have been cancelled in connection with registration 30.09.96 second equity issues of the issuer (the Notice of Department of the finance of Administration of the Nizhniy Novgorod Region from 30.09.1996, № 05-14).

Issue serial number: ***2***
Category: ***ordinary***
Security form: ***nominal paperless***
Face value of one valuable paper of the issue: ***5***

Amount of securities of the issue: ***87508200***
Total amount of the issue: ***437541000***

Information on the state registration of the issue:
Registration date: ***30.09.1996***
Regitration number: ***32-1-1375***
The state registration body: ***Financial bodies***

Way of placement: ***distribution among stockholders***
Period of placement: ***15.10.1996 - 15.10.1996***

Current status of the issue: ***placement is completed***
Amount of actually placed securities according to the registered report on results of the issue: ***87508200***

Information on the state registration of the report on results of the issue:
Registration date: ***12.11.1996***
The state registration body: ***Financial bodies***

Restrictions in circulation of securities of the issue (if available):
There are no restrictions in circulation of securities of the issue.

Market information on securities of the issue:
NP " Stock exchange of RTS "

Additional essential information on securities of the issue:
3.11.1997 Common stock of the issuer represented by non-sponsored level 1 ADRs are issued. One ADR represents 2 shares. The circulation of the ADR occurs in OTC trading platform the USA, Berlin and Frankfurt stock exchanges. On 01.04.2003 7490140 ADRs are issued.

Issue serial number: ***2***
Category: ***preferred***
Share type: A
Security form: ***nominal paperless***
Face value of one valuable paper of the issue: ***5***

Amount of securities of the issue: ***29169300***
Total amount of the issue: ***145846500***

Information on the state registration of the issue:
Registration date: ***30.09.1996***
Regitration number: ***32-1-1375***
The state registration body: ***Financial bodies***

Way of placement: ***distribution among stockholders***
Period of placement: ***15.10.1996 - 15.10.1996***

Current status of the issue: ***placement is completed***
Amount of actually placed securities according to the registered report on results of the issue: ***29169300***

Information on the state registration of the report on results of the issue:
Registration date: ***12.11.1996***
The state registration body: ***Financial bodies***

Restrictions in circulation of securities of the issue (if available):
There are no restrictions in circulation of securities of the issue.

Market information on securities of the issue:
NP " Stock exchange of RTS "

Additional essential information on securities of the issue:
Other essential information: n/a.

Issue serial number: ***3***
Category: ***ordinary***
Security form: ***nominal paperless***
Face value of one valuable paper of the issue: ***5***

Amount of securities of the issue: ***49211916***
Total amount of the issue: ***246059580***

Information on the state registration of the issue:
Registration date: ***25.10.2002***
Regitration number: ***1-03-00137-3***
The state registration body: ***Federal Commission on Securities of Russia***

Way of placement: ***converting by reorganization***
Period of placement: ***30.11.2002 - 30.11.2002***

Current status of the issue: ***placement is completed***
Amount of actually placed securities according to the registered report on results of the issue: ***49211737***

Information on the state registration of the report on results of the issue:
Registration date: *24.01.2003*
The state registration body: ***Federal Commission on Securities of Russia***

Restrictions in circulation of securities of the issue (if available):
There are no restrictions in circulation of securities of the issue

Market information on securities of the issue:
NP " Stock exchange of RTS "

Additional essential information on securities of the issue:
N/a

Issue serial number: *3*
Category: ***preferred***
Share type: A
Security form: ***nominal paperless***
Face value of one valuable paper of the issue: *5*

Amount of securities of the issue: *16403972*
Total amount of the issue: *82019860*

Information on the state registration of the issue:
Registration date: *25.10.2002*
Regitration number: *2-03-00137-3*
The state registration body: ***Federal Commission on Securities of Russia***

Way of placement: ***converting by reorganization***
Period of placement: *30.11.2002 - 30.11.2002*

Current status of the issue: ***placement is completed***
Amount of actually placed securities according to the registered report on results of the issue:
16403965

Information on the state registration of the report on results of the issue:
Registration date: *24.01.2003*
The state registration body: ***Federal Commission on Securities of Russia***

Restrictions in circulation of securities of the issue (if available):
There are no restrictions in circulation of securities of the issue

Market information on securities of the issue:
NP " Stock exchange of RTS "

Additional essential information on securities of the issue:
N/a

Issue serial number: *3*
Category: ***ordinary***

Security form: ***nominal paperless***
Face value of one valuable paper of the issue: ***5***

Amount of securities of the issue: ***20832842***
Total amount of the issue: ***104164210***

Information on the state registration of the issue:
Registration date: ***25.10.2002***
Regitration number: ***1-04-00137-3***
The state registration body: ***Federal Commission on Securities of Russia***

Way of placement: ***converting by reorganization***
Period of placement: ***30.11.2002 - 30.11.2002***

Current status of the issue: ***placement is completed***
Amount of actually placed securities according to the registered report on results of the issue: ***20832688***

Information on the state registration of the report on results of the issue:
Registration date: ***24.01.2003***
The state registration body: ***Federal Commission on Securities of Russia***

Restrictions in circulation of securities of the issue (if available):
There are no restrictions in circulation of securities of the issue

Market information on securities of the issue:
NP " Stock exchange of RTS "

Additional essential information on securities of the issue:
N/a

Issue serial number: ***3***
Category: ***preferred***
Share type: A
Security form: ***nominal paperless***
Face value of one valuable paper of the issue: ***5***

Amount of securities of the issue: ***6944233***
Total amount of the issue: ***34721165***

Information on the state registration of the issue:
Registration date: ***25.10.2002***
Regitration number: ***2-04-00137-3***
The state registration body: ***Federal Commission on Securities of Russia***

Way of placement: ***converting by reorganization***
Period of placement: ***30.11.2002 - 30.11.2002***

Current status of the issue: ***placement is completed***
Amount of actually placed securities according to the registered report on results of the issue: ***6944148***

Information on the state registration of the report on results of the issue:
Registration date: ***24.01.2003***
The state registration body: ***Federal Commission on Securities of Russia***

Restrictions in circulation of securities of the issue (if available):
There are no restrictions in circulation of securities of the issue

Market information on securities of the issue:
NP " Stock exchange of RTS "

Additional essential information on securities of the issue:
N/a

Issue serial number: ***3***
Category: ***ordinary***
Security form: ***nominal paperless***
Face value of one valuable paper of the issue: ***5***

Amount of securities of the issue: ***25767122***
Total amount of the issue: ***128835610***

Information on the state registration of the issue:
Registration date: ***25.10.2002***
Regitration number: ***1-05-00137-3***
The state registration body: ***Federal Commission on Securities of Russia***

Way of placement: ***converting by reorganization***
Period of placement: ***30.11.2002 - 30.11.2002***

Current status of the issue: ***placement is completed***
Amount of actually placed securities according to the registered report on results of the issue:
25767099

Information on the state registration of the report on results of the issue:
Registration date: ***24.01.2003***
The state registration body: ***Federal Commission on Securities of Russia***

Restrictions in circulation of securities of the issue (if available):
There are no restrictions in circulation of securities of the issue

Market information on securities of the issue:
NP " Stock exchange of RTS "

Additional essential information on securities of the issue:
N/a

Issue serial number: ***3***
Category: ***preferred***
Share type: A

Security form: ***nominal paperless***
Face value of one valuable paper of the issue: ***5***

Amount of securities of the issue: ***8589041***
Total amount of the issue: ***42945205***

Information on the state registration of the issue:
Registration date: ***25.10.2002***
Regitration number: ***2-05-00137-3***
The state registration body: ***Federal Commission on Securities of Russia***

Way of placement: ***converting by reorganization***
Period of placement: ***30.11.2002 - 30.11.2002***

Current status of the issue: ***placement is completed***
Amount of actually placed securities according to the registered report on results of the issue: ***8589006***

Information on the state registration of the report on results of the issue:
Registration date: ***24.01.2003***
The state registration body: ***Federal Commission on Securities of Russia***

Restrictions in circulation of securities of the issue (if available):
There are no restrictions in circulation of securities of the issue

Market information on securities of the issue:
NP " Stock exchange of RTS "

Additional essential information on securities of the issue:
N/a

Issue serial number: ***3***
Category: ***ordinary***
Security form: ***nominal paperless***
Face value of one valuable paper of the issue: ***5***

Amount of securities of the issue: ***21693769***
Total amount of the issue: ***108468845***

Information on the state registration of the issue:
Registration date: ***25.10.2002***
Regitration number: ***1-06-00137-3***
The state registration body: ***Federal Commission on Securities of Russia***

Way of placement: ***converting by reorganization***
Period of placement: ***30.11.2002 - 30.11.2002***

Current status of the issue: ***placement is completed***
Amount of actually placed securities according to the registered report on results of the issue:
21693209

Information on the state registration of the report on results of the issue:
Registration date: ***24.01.2003***
The state registration body: ***Federal Commission on Securities of Russia***

Restrictions in circulation of securities of the issue (if available):
There are no restrictions in circulation of securities of the issue

Market information on securities of the issue:
NP " Stock exchange of RTS "

Additional essential information on securities of the issue:
N/a

Issue serial number: ***3***
Category: ***preferred***
Share type: A
Security form: ***nominal paperless***
Face value of one valuable paper of the issue: ***5***

Amount of securities of the issue: ***7231256***
Total amount of the issue: ***36156280***

Information on the state registration of the issue:
Registration date: ***25.10.2002***
Regitration number: ***2-06-00137-3***
The state registration body: ***Federal Commission on Securities of Russia***

Way of placement: ***converting by reorganization***
Period of placement: ***30.11.2002 - 30.11.2002***

Current status of the issue: ***placement is completed***
Amount of actually placed securities according to the registered report on results of the issue: ***7231086***

Information on the state registration of the report on results of the issue:
Registration date: ***24.01.2003***
The state registration body: ***Federal Commission on Securities of Russia***

Restrictions in circulation of securities of the issue (if available):
There are no restrictions in circulation of securities of the issue

Market information on securities of the issue:
NP " Stock exchange of RTS "

Additional essential information on securities of the issue:
N/a

Issue serial number: ***3***
Category: ***ordinary***
Security form: ***nominal paperless***
Face value of one valuable paper of the issue: ***5***

Amount of securities of the issue: ***12399418***
Total amount of the issue: ***61997090***

Information on the state registration of the issue:
Registration date: ***25.10.2002***
Regitration number: ***1-07-00137-3***
The state registration body: ***Federal Commission on Securities of Russia***

Way of placement: ***converting by reorganization***
Period of placement: ***30.11.2002 - 30.11.2002***

Current status of the issue: ***placement is completed***
Amount of actually placed securities according to the registered report on results of the issue: ***12399351***

Information on the state registration of the report on results of the issue:
Registration date: ***24.01.2003***
The state registration body: ***Federal Commission on Securities of Russia***

Restrictions in circulation of securities of the issue (if available):
There are no restrictions in circulation of securities of the issue

Market information on securities of the issue:
NP " Stock exchange of RTS "

Additional essential information on securities of the issue:
N/a

Issue serial number: ***3***
Category: ***preferred***
Share type: A
Security form: ***nominal paperless***
Face value of one valuable paper of the issue: ***5***

Amount of securities of the issue: ***4133139***
Total amount of the issue: ***20665695***

Information on the state registration of the issue:
Registration date: ***25.10.2002***
Regitration number: ***2-07-00137-3***
The state registration body: ***Federal Commission on Securities of Russia***

Way of placement: ***converting by reorganization***
Period of placement: ***30.11.2002 - 30.11.2002***

Current status of the issue: ***placement is completed***
Amount of actually placed securities according to the registered report on results of the issue: ***4132855***

Information on the state registration of the report on results of the issue:

Registration date: ***24.01.2003***
The state registration body: ***Federal Commission on Securities of Russia***

Restrictions in circulation of securities of the issue (if available):
There are no restrictions in circulation of securities of the issue

Market information on securities of the issue:
NP " Stock exchange of RTS "

Additional essential information on securities of the issue:
N/a

Issue serial number: ***3***
Category: ***ordinary***
Security form: ***nominal paperless***
Face value of one valuable paper of the issue: ***5***

Amount of securities of the issue: ***6120651***
Total amount of the issue: ***30603255***

Information on the state registration of the issue:
Registration date: ***25.10.2002***
Regitration number: ***1-08-00137-3***
The state registration body: ***Federal Commission on Securities of Russia***

Way of placement: ***converting by reorganization***
Period of placement: ***30.11.2002 - 30.11.2002***

Current status of the issue: ***placement is completed***
Amount of actually placed securities according to the registered report on results of the issue: ***6120471***

Information on the state registration of the report on results of the issue:
Registration date: ***24.01.2003***
The state registration body: ***Federal Commission on Securities of Russia***

Restrictions in circulation of securities of the issue (if available):
There are no restrictions in circulation of issued securities

Market information on securities of the issue:
NP " Stock exchange of RTS "

Additional essential information on securities of the issue:
N/a

Issue serial number: ***3***
Category: ***preferred***
Share type: A
Security form: ***nominal paperless***
Face value of one valuable paper of the issue: ***5***

Amount of securities of the issue: ***2040199***
Total amount of the issue: ***10200995***

Information on the state registration of the issue:
Registration date: ***25.10.2002***
Regitration number: ***2-08-00137-3***
The state registration body: ***Federal Commission on Securities of Russia***

Way of placement: ***converting by reorganization***
Period of placement: ***30.11.2002 - 30.11.2002***

Current status of the issue: ***placement is completed***
Amount of actually placed securities according to the registered report on results of the issue: ***2040099***

Information on the state registration of the report on results of the issue:
Registration date: ***24.01.2003***
The state registration body: ***Federal Commission on Securities of Russia***

Restrictions in circulation of securities of the issue (if available):
There are no restrictions in circulation of securities of the issue

Market information on securities of the issue:
NP " Stock exchange of RTS "

Additional essential information on securities of the issue:
N/a

Issue serial number: ***3***
Category: ***ordinary***
Security form: ***nominal paperless***
Face value of one valuable paper of the issue: ***5***

Amount of securities of the issue: ***4739945***
Total amount of the issue: ***23699725***

Information on the state registration of the issue:
Registration date: ***25.10.2002***
Regitration number: ***1-09-00137-3***
The state registration body: ***Federal Commission on Securities of Russia***

Way of placement: ***converting by reorganization***
Period of placement: ***30.11.2002 - 30.11.2002***

Current status of the issue: ***placement is completed***
Amount of actually placed securities according to the registered report on results of the issue: ***4732377***

Information on the state registration of the report on results of the issue:
Registration date: ***24.01.2003***
The state registration body: ***Federal Commission on Securities of Russia***

Restrictions in circulation of securities of the issue (if available):
There are no restrictions in circulation of securities of the issue

Market information on securities of the issue:
NP " Stock exchange of RTS "

Additional essential information on securities of the issue:
N/a

Issue serial number: ***3***
Category: ***preferred***
Share type: A
Security form: ***nominal paperless***
Face value of one valuable paper of the issue: ***5***

Amount of securities of the issue: ***1579954***
Total amount of the issue: ***7899770***

Information on the state registration of the issue:
Registration date: ***25.10.2002***
Regitration number: ***2-09-00137-3***
The state registration body: ***Federal Commission on Securities of Russia***

Way of placement: ***converting by reorganization***
Period of placement: ***30.11.2002 - 30.11.2002***

Current status of the issue: ***placement is completed***
Amount of actually placed securities according to the registered report on results of the issue: ***1578028***

Information on the state registration of the report on results of the issue:
Registration date: ***24.01.2003***
The state registration body: ***Federal Commission on Securities of Russia***

Restrictions in circulation of securities of the issue (if available):
There are no restrictions in circulation of securities of the issue

Market information on securities of the issue:
NP " Stock exchange of RTS "

Additional essential information on securities of the issue:
N/a

Issue serial number: ***3***
Category: ***ordinary***
Security form: ***nominal paperless***
Face value of one valuable paper of the issue: ***5***

Amount of securities of the issue: ***4601340***
Total amount of the issue: ***23006700***

Information on the state registration of the issue:
Registration date: ***25.10.2002***
Regitration number: ***1-10-00137-3***
The state registration body: ***Federal Commission on Securities of Russia***

Way of placement: ***converting by reorganization***
Period of placement: ***30.11.2002 - 30.11.2002***

Current status of the issue: ***placement is completed***
Amount of actually placed securities according to the registered report on results of the issue: ***4599590***

Information on the state registration of the report on results of the issue:
Registration date: ***24.01.2003***
The state registration body: ***Federal Commission on Securities of Russia***

Restrictions in circulation of securities of the issue (if available):
There are no restrictions in circulation of securities of the issue

Market information on securities of the issue:
NP " Stock exchange of RTS "

Additional essential information on securities of the issue:
N/a

Issue serial number: ***3***
Category: ***preferred***
Share type: A
Security form: ***nominal paperless***
Face value of one valuable paper of the issue: ***5***

Amount of securities of the issue: ***1533780***
Total amount of the issue: ***7668900***

Information on the state registration of the issue:
Registration date: ***25.10.2002***
Regitration number: ***2-10-00137-3***
The state registration body: ***Federal Commission on Securities of Russia***

Way of placement: ***converting by reorganization***
Period of placement: ***30.11.2002 - 30.11.2002***

Current status of the issue: ***placement is completed***
Amount of actually placed securities according to the registered report on results of the issue: ***1533404***

Information on the state registration of the report on results of the issue:
Registration date: ***24.01.2003***
The state registration body: ***Federal Commission on Securities of Russia***

Restrictions in circulation of securities of the issue (if available):
There are no restrictions in circulation of securities of the issue

Market information on securities of the issue:
NP " STOCK EXCHANGE of RTS "

Additional essential information on securities of the issue:
N/a

Issue serial number: *3*
Category: ***ordinary***
Security form: ***nominal paperless***
Face value of one valuable paper of the issue: ***5***

Amount of securities of the issue: ***5905300***
Total amount of the issue: ***29526500***

Information on the state registration of the issue:
Registration date: ***25.10.2002***
Regitration number: ***1-11-00137-3***
The state registration body: ***Federal Commission on Securities of Russia***

Way of placement: ***converting by reorganization***
Period of placement: ***30.11.2002 - 30.11.2002***

Current status of the issue: ***placement is completed***
Amount of actually placed securities according to the registered report on results of the issue: ***5903505***

Information on the state registration of the report on results of the issue:
Registration date: ***24.01.2003***
The state registration body: ***Federal Commission on Securities of Russia***

Restrictions in circulation of securities of the issue (if available):
There are no restrictions in circulation of securities of the issue

Market information on securities of the issue:
NP " Stock exchange of RTS "

Additional essential information on securities of the issue:
N/a

Issue serial number: *3*
Category: ***preferred***
Share type: A
Security form: ***nominal paperless***
Face value of one valuable paper of the issue: ***5***

Amount of securities of the issue: ***1968433***
Total amount of the issue: ***9842165***

Information on the state registration of the issue:
Registration date: ***25.10.2002***

Regitration number: *2-11-00137-3*
The state registration body: ***Federal Commission on Securities of Russia***

Way of placement: ***converting by reorganization***
Period of placement: ***30.11.2002 - 30.11.2002***

Current status of the issue: ***placement is completed***
Amount of actually placed securities according to the registered report on results of the issue: ***1968213***

Information on the state registration of the report on results of the issue:
Registration date: ***24.01.2003***
The state registration body: ***Federal Commission on Securities of Russia***

Restrictions in circulation of securities of the issue (if available):
There are no restrictions in circulation of securities of the issue

Market information on securities of the issue:
NP " Stock exchange of RTS "

Additional essential information on securities of the issue:
N/a

Issue serial number: ***3***
Category: ***ordinary***
Security form: ***nominal paperless***
Face value of one valuable paper of the issue: ***5***

Amount of securities of the issue: ***7207115***
Total amount of the issue: ***36035575***

Information on the state registration of the issue:
Registration date: ***25.10.2002***
Regitration number: ***1-12-00137-3***
The state registration body: ***Federal Commission on Securities of Russia***

Way of placement: ***converting by reorganization***
Period of placement: ***30.11.2002 - 30.11.2002***

Current status of the issue: ***placement is completed***
Amount of actually placed securities according to the registered report on results of the issue: ***7207080***

Information on the state registration of the report on results of the issue:
Registration date: ***24.01.2003***
The state registration body: ***Federal Commission on Securities of Russia***

Restrictions in circulation of securities of the issue (if available):
There are no restrictions in circulation of securities of the issue

Market information on securities of the issue:
NP " Stock exchange of RTS "

Additional essential information on securities of the issue:
N/a

Issue serial number: ***3***
Category: ***preferred***
Share type: A
Security form: ***nominal paperless***
Face value of one valuable paper of the issue: ***5***

Amount of securities of the issue: ***2402370***
Total amount of the issue: ***12011850***

Information on the state registration of the issue:
Registration date: ***25.10.2002***
Regitration number: ***2-12-00137-3***
The state registration body: ***Federal Commission on Securities of Russia***

Way of placement: ***converting by reorganization***
Period of placement: ***30.11.2002 - 30.11.2002***

Current status of the issue: ***placement is completed***
Amount of actually placed securities according to the registered report on results of the issue: ***2402300***

Information on the state registration of the report on results of the issue:
Registration date: ***24.01.2003***
The state registration body: ***Federal Commission on Securities of Russia***

Restrictions in circulation of securities of the issue (if available):
There are no restrictions in circulation of securities of the issue

Market information on securities of the issue:
NP " Stock exchange of RTS "

Additional essential information on securities of the issue:
N/a

57. Information on bonds of the issuer.

Issue serial number: ***1***
Series: ***1-0***
Type: interest
Security form: ***nominal paperless***
Face value of one valuable paper of the issue: ***2500 Rub.***

Amount of securities of the issue: ***500***
Total amount of the issue: ***1250000***

Information on the state registration of the issue:
Registration date: ***25.10.2002***
Regitration number: ***4-01-00137-3***

The state registration body: ***Federal Commission on Securities of Russia***

Way of placement: ***converting by reorganization***
Period of placement: ***30.11.2002 - 30.11.2002***

Current status of the issue: ***placement is completed***
Amount of actually placed securities according to the registered report on results of the issue: ***4***

Information on the state registration of the report on results of the issue:
Registration date: ***24.01.2003***
The state registration body: ***Federal Commission on Securities of Russia***

Restrictions in circulation of securities of the issue (if available):
No restrictions

Market information on securities of the issue:
Over-the-counter market
Cycle time of bonds of the issue:

Income from bonds of the issue:
In percentage of face value: ***Intrest under the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of placement of bonds the issuer prior to date of submission of the application for repayment of the bond at a rate of 1 % annually from the face value of the bond.***
Other property equivalent of the bond (Rub.): ***not provided***
Other income and rights under bonds of the issue: ***the Owner of the bond has the right:***
Of extraordinary access to a telephone network or of reception of a sum of money in size of the face value of the bond;
Of reception of interest;
On reception of face value of the bond from the issuer at the liquidation of the Society. Payment to owners of bonds is made by the liquidating commission in the sequence established by article 64 of the Civil Code of the Russian Federation according to intermediate liquidating balance.
The period of repayment: *24.01.2001 - 24.01.2003*
Conditions and the procedure of repayment: ***Repayment of the bond is carried out at technical availabity in form of a property equivalent, namely: granting of extraordinary access to a telephone network by way of the conclusion of a contract for telecommunication services with the owner of the bond. Access to a telephone network under bonds of the specified series is given only to physical persons. Additional payment for granting access to a telephone network it is not required.***
Access to a telephone network is granted to the owner of the bond duly registered hereunder in his residence or being the owner of premises to the address, specified in the application for purchase of the bond.
Access to a telephone network is granted to the owner of the bond acquired in a secondary market, at availability of a technical feasability.
For repayment of the bond, the owner of the bond submits the application, shows the notice of a telephone exchange on availability of a technical feasibility of granting access to a telephone network. The conclusion of the contract about telecommunication services is made within 30 days from the date of submission of the application.
At absence of technical feasibility of access to a telephone network or at refusal of the owner of the bond of reception of access to a telephone network under the application of the owner of the bond, repayment is carried out by payment of a sum of money in the size of face value of the bond.
The opportunity of preschedule repayment is not provided

Security under bonds of the issue:
Security is not provided.

The income under bonds of the issue, paid in the accounting quarter:
Money resources: ***0 Rub.***

Other property equivalent: ***0 Rub.***

Other property rights and (or) other income: ***0 Rub.***

Additional essential information on securities of the issue:

Issue serial number: *2*
Series: ***2-O***
Type: ***interest***
Security form: ***nominal paperless***
Face value of one valuable paper of the issue: ***2500 Rub.***

Amount of securities of the issue: ***498***
Total amount of the issue: ***1245000***

Information on the state registration of the issue:
Registration date: ***25.10.2002***
Regitration number: ***4-02-0137-3***
The state registration body: ***Federal Commission on Securities of Russia***

Way of placement: ***converting by reorganization***
Period of placement: ***30.11.2002 - 30.11.2002***

Current status of the issue: ***placement is completed***
Amount of actually placed securities according to the registered report on results of the issue: ***21***

Information on the state registration of the report on results of the issue:
Registration date: ***24.01.2003***
The state registration body: ***Federal Commission on Securities of Russia***

Restrictions in circulation of securities of the issue (if available):
No restrictions

Market information on securities of the issue:
Over-the-counter market
Cycle time of bonds of the issue:

Income from bonds of the issue:
In percentage of face value: ***Interest payments under the bond are charged under condition of its presentation to repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at a rate of 1 % annually from face value of bonds.***
Other property equivalent of the bond (Rub.): ***not provided***

Other income and rights under bonds of the issue: ***the Owner of the bond has the right:***

Of extraordinary access to a telephone network or reception of a sum of money in the size of face value of the bond;

On reception of interest;

Of reception of face value of the bond from the issuer at liquidation of the Society. Payment to owners of bonds is made by the liquidating commission in the sequence established by article 64 of the Civil Code of the Russian Federation according to intermediate liquidating balance.

The period of repayment: *24.01.2001 - 24.01.2003*

Conditions and procedure of repayment: ***Repayment of the bond is carried out at technical availability in form of property equivalent, namely: granting extraordinary access to a telephone network upon conclusion of the contract for telecommunication services with the owner of the bond. Access to a telephone network under bonds of the specified series is given only to physical persons. Additional payment for granting access to a telephone network it is not required.***

Granting of access to a telephone network is made to the owner of the bond duly registered in his residence or being the owner of premises at the address, specified in the application for purchase of the bond.

Granting of access to a telephone network to the owner of the bond acquired in a secondary market, is carried out at availability of technical availability.

For repayment of the bond the owner of the bond submits an application, shows the notice of a telephone exchange on technical availability of access to a telephone network. The conclusion of the contract for telecommunication services is made within 30 days from the date of submission of the application.

At absence of a technical availability of access to a telephone network or at refusal of the owner of the bond of reception of access to a telephone network under application of the owner of the bond, repayment is carried out by payment of a sum of money in the size of face value of the bond.

The opportunity of preschedule repayment is not provided

Coverage of bonds of the issue:

Coverage is not provided.

The income under bonds of the issue, paid in the accounting quarter:

Money resources: ***0 Rub.***

Other property equivalent: ***0 Rub.***

Other property rights and (or) other income: ***0 Rub.***

Additional essential information on securities of the issue:

Issue serial number: ***3***

series: ***3-O***

Type: ***interest***

Security form: ***nominal paperless***

Face value of one valuable paper of the issue: ***2500 Rub.***

Amount of securities of the issue: ***500***

Total amount of the issue: ***1250000***

Information on the state registration of the issue:

Registration date: ***25.10.2002***

Regitration number: ***4-03-00137-3***
The state registration body: ***Federal Commission on Securities of Russia***

Way of placement: ***converting by reorganization***
Period of placement: ***30.11.2002 - 30.11.2002***

Current status of the issue: ***placement is completed***
Amount of actually placed securities according to the registered report on results of the issue: ***6***

Information on the state registration of the report on results of the issue:
Registration date: ***24.01.2003***
The state registration body: ***Federal Commission on Securities of Russia***

Restrictions in circulation of securities of the issue (if available):
No restrictions

Market information on securities of the issue:
Over-the-counter market
Cycle time of bonds of the issue:

Income from bonds of the issue:
In percentage of face value: ***Interest payments under the bond are charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at a rate of 1 % annually from face value of the bond.***
Other property equivalent of the bond (Rub.): ***not provided***
Other income and rights under bonds of the issue: ***the Owner of the bond has the right:***
Of extraordinary access to a telephone network or of reception of a sum of money in the size of face value of the bond;
Of reception of interest;
to reception of face value of the bond from the issuer at liquidation of the Society. Payment to owners of bonds is made by the liquidating commission in the sequence established by article 64 of the Civil Code of the Russian Federation according to intermediate liquidating balance.
The period of repayment: *24.01.2001 - 24.01.2003*
Conditions and procedure of repayment: ***Repayment of the bond is carried out at technical availability in form of a property equivalent, namely: granting extraordinary access to a telephone network upon conclusion of a contract for telecommunication services with the owner of the bond. Access to a telephone network under bonds of the specified series is given only to physical persons. Additional payment for granting access to a telephone network it is not required.***
Access to a telephone network is granted to the owner of the bond duly registered in his residence or owner of premises at the address, specified in the application for purchase of the bond.
Access to a telephone network is granted to the owner of the bond acquired in a secondary market at technical availability.
For repayment of the bond, the owner of the bond submits an application, shows the notice of a telephone exchange on technical availability of access to a telephone network. The conclusion of a contract for telecommunication services is made within 30 days from the date of submission of the application.
At absence of technical availability of access to a telephone network or at refusal of the owner of the bond of reception of access to a telephone network under an application of the owner of the bond, repayment is carried out by payment of a sum of money in the size of face value of the bond.
The opportunity of preschedule repayment is not provided

Coverage under bonds of the issue:
Coverage is not provided.

Income from bonds of the issue paid in the accounting quarter:
Money resources: ***0 Rub.***

Other property equivalent: ***0 Rub.***

Other property rights and (or) other income: ***0 Rub.***

Additional essential information on securities of the issue:

Issue serial number: ***4***
series: ***4-O***
Type: ***interest***
Security form: ***nominal paperless***
Face value of one valuable paper of the issue: ***2500 Rub.***

Amount of securities of the issue: ***236***
Total amount of the issue: ***590000***

Information on the state registration of the issue:
Registration date: ***25.10.2002***
Regitration number: ***4-04-00137-3***
The state registration body: ***Federal Commission on Securities of Russia***

Way of placement: ***converting by reorganization***
Period of placement: ***30.11.2002 - 30.11.2002***

Current status of the issue: ***issue of securities is recognized invalid***
Date of an adoption of a decision on a recognition of the issue void and null: ***24.01.2003***
The body which adopted the resolution on a recognition of the issue void and null: ***Federal Commission on Securities of Russia***
The bases of a recognition of the issue void and null: ***Non-placement of valuable paper of the issue***

Restrictions in circulation of securities of the issue (if available):

Market information on securities of the issue:

Cycle time of bonds of the issue:

Income from bonds of the issue:
In percentage of face value: ***Interest payments under the bond are calculated under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer prior to date of submission of the application for repayment of the bond at a rate of 1 % annually from face value of the bond.***
Other property equivalent of the bond (Rub.): ***not provided***
Other income and rights under bonds of the issue: ***the Owner of the bond has the right:***

Of extraordinary access to a telephone network or reception of a sum of money in the size of face value of the bond;

reception of interest;

reception of face value of the bond from the issuer at liquidation of the Society. Payment to owners of bonds is made by the liquidating commission in the sequence established by article 64 of the Civil Code of the Russian Federation according to intermediate liquidating balance.

The period of repayment: *24.01.2001 - 24.01.2003*

Conditions and procedure of repayment: ***Repayment of the bond is carried out at technical availability in form of a property equivalent, namely: extraordinary access to a telephone network upon conclusion of a contract for telecommunication services with the owner of the bond. Access to a telephone network under bonds of the specified series is given only to physical persons. Additional payment for granting access to a telephone network it is not required.***

Granting of access to a telephone network is made to the owner of the bond duly registered in his residence or owner of premises at the address, specified in the application for purchase of the bond.

Granting of access to a telephone network to the owner of the bond acquired in a secondary market, is carried out at technical availability.

For repayment of the bond, the owner of the bond submits an application, shows the notice of a telephone exchange on technical availability of access to a telephone network. The conclusion of the contract fore telecommunication services is made within 30 days from the date of submission of the application.

At absence of technical availability of access to a telephone network or at refusal of the owner of the bond to receive access to a telephone network under the application of the owner of the bond, repayment is carried out by payment of a sum of money in the size of face value of the bond.

A preschedule repayment is not provided

Coverage of bonds of the issue:

Coverage is not provided.

The income from bonds of the issue, paid in the accounting quarter:

Money resources: ***Rub.***

Other property equivalent: ***Rub.***

Other property rights and (or) other income: ***Rub.***

Additional essential information on securities of the issue:

The state registration of the issue of nominal paperless bonds of Series 4 - O with the state regitration number 4 - 04 - 00137 - O from 25.10.2002 is cancelled by the order of Federal Commission on Securities of Russia № 03 - 100/r dated 24.01.2003.

Issue serial number: ***5***

series: ***5-O***

Type: ***interest***

Security form: ***nominal paperless***

Face value of one valuable paper of the issue: ***2500 Rub.***

Amount of securities of the issue: ***500***

Total amount of the issue: ***1250000***

Information on the state registration of the issue:

Registration date: ***25.10.2002***

Regitration number: ***4-05-00137-3***
The state registration body: ***Federal Commission on Securities of Russia***

Way of placement: ***converting by reorganization***
Period of placement: ***30.11.2002 - 30.11.2002***

Current status of the issue: ***issue of securities is recognized void and null***
Date of an adoption of a decision on a recognition of the issue cancelled: ***24.01.2003***
The body which adopted the resolution on a recognition of the issue cancelled: ***Federal Commission on Securities of Russia***
Cancellation reason: ***Non-placement of valuable paper of the issue***

Restrictions in circulation of securities of the issue (if available):

Market information on securities of the issue:

Cycle time of bonds of the issue:

Income from bonds of the issue:
In percentage of face value: ***Intrest under the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of placement of bonds the issuer prior to date of submission of the application for repayment of the bond at a rate of 1 % annually from the face value of the bond.***
Other property equivalent of the bond (Rub.): ***not provided***
Other income and rights under bonds of issue: ***the Owner of the bond has the right:***
Of extraordinary access to a telephone network or of reception of a sum of money in size of the face value of the bond;
of interest payment;
Reception of face value of the bond from the issuer at liquidation of the Society. Payment to owners of bonds is made by the liquidating commission in the sequence established by article 64 of the Civil Code of the Russian Federation according to intermediate liquidating balance.
The period of repayment: ***13.12.2001 - 24.01.2003***
Conditions and the procedure of repayment: ***Repayment of the bond is carried out at technical availabity in form of a property equivalent, namely: extraordinary access to a telephone network upon conclusion of a contract for telecommunication services with the owner of the bond. Access to a telephone network under bonds of the specified series is given only to physical persons. Additional payment for granting access to a telephone network it is not required.***
Granting of access to a telephone network is made to the owner of the bond duly registered in his residence or owner of premises at the address, specified in the application for purchase of the bond.
Granting of access to a telephone network to the owner of the bond acquired in a secondary market, is carried out at technical availability .
For repayment of the bond, the owner of the bond submits an application, shows the notice of a telephone exchange on technical availability of access to a telephone network. The conclusion of the contract fore telecommunication services is made within 30 days from the date of submission of the application.
At absence of technical availability of access to a telephone network or at refusal of the owner of the bond to receive access to a telephone network under the application of the owner of the bond, repayment is carried out by payment of a sum of money in the size of face value of the bond.
Preschedule repayment is not provided
Coverage of bonds of the issue:

Coverage is not provided.

Income from bonds of the issue paid in the accounting quarter:
Money resources: ***Rub.***

Other property equivalent: ***Rub.***

Other property rights and (or) other income: ***Rub.***

Additional essential information on securities of the issue:
The state registration of the issue of nominal paperless bonds of Series 5 - O with the state regitration number 4 - 05 - 00137 - A of 25.10.2002 by the order of Federal Commission on Securities of Russia № 03 - 100/r of 24.01.2003 is cancelled.

Issue serial number: ***6***
Series: ***6-O***
Type: interest
Security form: ***nominal paperless***
Face value of one valuable paper of the issue: ***2500 Rub.***

Amount of securities of the issue: ***500***
Total amount of the issue: ***1250000***

Information on the state registration of the issue:
Registration date: ***25.10.2002***
Regitration number: ***4-06-00137-3***
The state registration body: ***Federal Commission on Securities of Russia***

Way of placement: ***converting by reorganization***
Period of placement: ***30.11.2002 - 30.11.2002***

Current status of the issue: ***issue of securities is recognized void and null***
Date of an adoption of a decision on a recognition of the issue cancelled: ***24.01.2003***
The body which adopted the resolution on a recognition of the issue cancelled: ***Federal Commission on Securities of Russia***
Cancellation reason: ***Non-placement of valuable paper of the issue***

Restrictions in circulation of securities of the issue (if available):

Market information on securities of the issue:

Cycle time of bonds of the issue:

Income from bonds of the issue:
In percentage of face value: ***Intrest under the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of placement of bonds the issuer prior to date of submission of the application for repayment of the bond at a rate of 1 % annually from the face value of the bond.***
Other property equivalent on one bond (Rub.): not provided

Other income and rights from bonds of issue: the Owner of the bond has the right:

Of extraordinary access to a telephone network or of reception of a sum of money in size of the face value of the bond;

of interest payment;

Reception of face value of the bond from the issuer at liquidation of the Society. Payment to owners of bonds is made by the liquidating commission in the sequence established by article 64 of the Civil Code of the Russian Federation according to intermediate liquidating balance.

The period of repayment: *20.10.2001 - 24.01.2003*

Conditions and procedure of repayment: Repayment of the bond is carried out at technical availability in form of a property equivalent, namely: ***Extraordinary access to a telephone network upon conclusion of a contract for telecommunication services with the owner of the bond. Access to a telephone network under bonds of the specified series is given only to physical persons. Additional payment for granting access to a telephone network it is not required.***

Granting of access to a telephone network is made to the owner of the bond duly registered in his residence or owner of premises at the address, specified in the application for purchase of the bond.

Granting of access to a telephone network to the owner of the bond acquired in a secondary market, is carried out at technical availability.

For repayment of the bond, the owner of the bond submits an application, shows the notice of a telephone exchange on technical availability of access to a telephone network. The conclusion of the contract fore telecommunication services is made within 30 days from the date of submission of the application.

At absence of technical availability of access to a telephone network or at refusal of the owner of the bond to receive access to a telephone network under the application of the owner of the bond, repayment is carried out by payment of a sum of money in the size of face value of the bond.

Preschedule repayment is not provided

Coverage of bonds of the issue:

Coverage is not provided.

Income from bonds of the issue paid in the accounting quarter:

Money resources: ***Rub.***

Other property equivalent: ***Rub.***

Other property rights and (or) other income: ***Rub.***

Additional essential information on securities of the issue:

The state registration of issue of nominal paperless bonds of series 6 - O with the state regitration number 4 - 06 - 00137 - A of 25.10.2002 is cancelled by the order of Federal Commission on Securities of Russia № 03 - 100/R dated 24.01.2003.

Issue serial number: *7*

Series: ***7-O***

Type: interest

Security form: ***nominal paperless***

Face value of one valuable paper of the issue: ***2500 Rub.***

Amount of securities of the issue: ***120***

Total amount of the issue: ***300000***

Information on the state registration of the issue:

Registration date: *25.10.2002*
Regitration number: *4-07-00137-3*
The state registration body: ***Federal Commission on Securities of Russia***

Way of placement: ***converting by reorganization***
Period of placement: *30.11.2002 - 30.11.2002*

Current status of the issue: ***issue of securities is recognized void and null***
Date of an adoption of a decision on a recognition of the issue cancelled: ***24.01.2003***
The body which adopted the resolution on a recognition of the issue cancelled: ***Federal Commission on Securities of Russia***
Cancellation reason: ***Non-placement of valuable paper of the issue***

Restrictions in circulation of securities of the issue (if available):

Market information on securities of the issue:

Cycle time of bonds of the issue:

Income from bonds of the issue:
In percentage of face value: ***Intrest under the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of placement of bonds the issuer prior to date of submission of the application for repayment of the bond at a rate of 1 % annually from the face value of the bond.***
Other property equivalent on one bond (Rub.): not provided
Other income and rights from bonds of issue: the Owner of the bond has the right:
Of extraordinary access to a telephone network or of reception of a sum of money in size of the face value of the bond;
of interest payment;
Reception of face value of the bond from the issuer at liquidation of the Society. Payment to owners of bonds is made by the liquidating commission in the sequence established by article 64 of the Civil Code of the Russian Federation according to intermediate liquidating balance.
The period of repayment: ***c 27.11.2001 till 24.01.2003***
Conditions and procedure of repayment: Repayment of the bond is carried out at technical availability in form of a property equivalent, namely: ***Extraordinary access to a telephone network upon conclusion of a contract for telecommunication services with the owner of the bond. Access to a telephone network under bonds of the specified series is given only to physical persons. Additional payment for granting access to a telephone network it is not required.***
Granting of access to a telephone network is made to the owner of the bond duly registered in his residence or owner of premises at the address, specified in the application for purchase of the bond.
Granting of access to a telephone network to the owner of the bond acquired in a secondary market, is carried out at technical availability .
For repayment of the bond, the owner of the bond submits an application, shows the notice of a telephone exchange on technical availability of access to a telephone network. The conclusion of the contract fore telecommunication services is made within 30 days from the date of submission of the application.
At absence of technical availability of access to a telephone network or at refusal of the owner of the bond to receive access to a telephone network under the application of the owner of the bond, repayment is carried out by payment of a sum of money in the size of face value of the bond.
Preschedule repayment is not provided

Coverage of bonds of the issue:
Coverage is not provided.

Income from bonds of the issue paid in the accounting quarter:
Money resources: ***Rub.***

Other property equivalent: ***Rub.***

Other property rights and (or) other income: ***Rub.***

Additional essential information on securities of the issue:
The state registration of issue of nominal paperless bonds of series 7 - O with the state regitration number 4 - 07 - 00137 - A of 25.10.2002 is cancelled by the order of the Federal Commission on Securities of Russia № 03 - 100/r dated 24.01.2003.

Issue serial number: ***8***
Series: ***8-O***
Type: interest
Security form: ***nominal paperless***
Face value of one valuable paper of the issue: ***4000 Rub.***

Amount of securities of the issue: ***11***
Total amount of the issue: ***44000***

Information on the state registration of the issue:
Registration date: ***25.10.2002***
Regitration number: ***4-08-00137-3***
The state registration body: ***Federal Commission on Securities of Russia***

Way of placement: ***converting by reorganization***
Period of placement: ***30.11.2002 - 30.11.2002***

Current status of the issue: ***issue of securities is recognized void and null***
Date of an adoption of a decision on a recognition of the issue cancelled: ***24.01.2003***
The body which adopted the resolution on a recognition of the issue cancelled: ***Federal Commission on Securities of Russia***
Cancellation reason: ***Non-placement of valuable paper of the issue***

Restrictions in circulation of securities of the issue (if available):

Market information on securities of the issue:

Cycle time of bonds of the issue:

Income from bonds of issue:
In percentage of face value: ***Intrest under the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of placement of bonds the issuer prior to date of submission of the application for repayment of the bond at a rate of 1 % annually from the face value of the bond.***

Other property equivalent of the bond (Rub.): ***not provided***

Other income and rights under bonds of the issue: ***the Owner of the bond has the right:***

Of extraordinary access to a telephone network or of reception of a sum of money in size of the face value of the bond;

of interest payment;

Reception of face value of the bond from the issuer at liquidation of the Society. Payment to owners of bonds is made by the liquidating commission in the sequence established by article 64 of the Civil Code of the Russian Federation according to intermediate liquidating balance.

The period of repayment: *24.01.2001 - 24.01.2003*

Conditions and procedure of repayment: Repayment of the bond is carried out at technical availability in form of a property equivalent, namely: ***Extraordinary access to a telephone network upon conclusion of a contract for telecommunication services with the owner of the bond. Access to a telephone network under bonds of the specified series is given only to physical persons. Additional payment for granting access to a telephone network it is not required.***

Granting of access to a telephone network is made to the owner of the bond duly registered in his residence or owner of premises at the address, specified in the application for purchase of the bond.

Granting of access to a telephone network to the owner of the bond acquired in a secondary market, is carried out at technical availability .

For repayment of the bond, the owner of the bond submits an application, shows the notice of a telephone exchange on technical availability of access to a telephone network. The conclusion of the contract fore telecommunication services is made within 30 days from the date of submission of the application.

At absence of technical availability of access to a telephone network or at refusal of the owner of the bond to receive access to a telephone network under the application of the owner of the bond, repayment is carried out by payment of a sum of money in the size of face value of the bond.

Preschedule repayment is not provided

Coverage of bonds of the issue:

Coverage is not provided.

Income from bonds of the issue paid in the accounting quarter:

Money resources: ***Rub.***

Other property equivalent: ***Rub.***

Other property rights and (or) other income: ***Rub.***

Additional essential information on securities of the issue:

The state registration of issue of nominal paperless bonds of series 8 - O with the state regitration number 4 - 08 - 00137 - A of 25.10.2002 is cancelled by the order of the Federal Commission on Securities of Russia № 03 - 100/r dated 24.01.2003.

Issue serial number: *9*

Series: ***9 -O***

Type: interest

Security form: ***nominal paperless***

Face value of one valuable paper of the issue: ***2500 Rub.***

Amount of securities of the issue: *321*

Total amount of the issue: ***802500***

Information on the state registration of the issue:
Registration date: *25.10.2002*
Regitration number: *4-09-00137-3*
The state registration body: *Federal Commission on Securities of Russia*

Way of placement: *converting by reorganization*
Period of placement: *30.11.2002 - 30.11.2002*

Current status of the issue: *placement is completed*
Amount of actually placed securities according to the registered report on results of the issue: *26*

Information on the state registration of the report on results of the issue:
Registration date: *24.01.2003*
The state registration body: *Federal Commission on Securities of Russia*

Restrictions in circulation of securities of the issue (if available):
No restrictions

Market information on securities of the issue:
Over-the-counter market
Cycle time of bonds of the issue:

Income from bonds of the issue:
In percentage of face value: ***Intrest under the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of placement of bonds the issuer prior to date of submission of the application for repayment of the bond at a rate of 1 % annually from the face value of the bond.***
Other property equivalent on one bond (Rub.): not provided
Other income and rights under bonds of the issue: ***the Owner of the bond has the right:***
Of extraordinary access to a telephone network or of reception of a sum of money in size of the face value of the bond;
of interest payment;
Reception of face value of the bond from the issuer at liquidation of the Society. Payment to owners of bonds is made by the liquidating commission in the sequence established by article 64 of the Civil Code of the Russian Federation according to intermediate liquidating balance.
The period of repayment: *06.11.2001 - 06.11.2003*
Conditions and procedure of repayment: Repayment of the bond is carried out at technical availability in form of a property equivalent, namely: ***Extraordinary access to a telephone network upon conclusion of a contract for telecommunication services with the owner of the bond. Access to a telephone network under bonds of the specified series is given only to physical persons. Additional payment for granting access to a telephone network it is not required.***
Granting of access to a telephone network is made to the owner of the bond duly registered in his residence or owner of premises at the address, specified in the application for purchase of the bond.
Granting of access to a telephone network to the owner of the bond acquired in a secondary market, is carried out at technical availability .
For repayment of the bond, the owner of the bond submits an application, shows the notice of a telephone exchange on technical availability of access to a telephone network. The conclusion of the contract fore telecommunication services is made within 30 days from the date of submission of the application.

At absence of technical availability of access to a telephone network or at refusal of the owner of the bond to receive access to a telephone network under the application of the owner of the bond, repayment is carried out by payment of a sum of money in the size of face value of the bond.
Preschedule repayment is not provided
Coverage of bonds of the issue:
Coverage is not provided.

Income from bonds of the issue paid in the accounting quarter:
Money resources: ***0 Rub.***

Other property equivalent: ***0 Rub.***

Other property rights and (or) other income: ***0 Rub.***

Additional essential information on securities of the issue:

Issue serial number: ***10***
Series: ***10-O***
Type: interest
Security form: ***nominal paperless***
Face value of one valuable paper of the issue: ***2500 Rub.***

Amount of securities of the issue: ***488***
Total amount of the issue: ***1220000***

Information on the state registration of the issue:
Registration date: ***25.10.2002***
Regitration number: ***4-10-00137-3***
The state registration body: ***Federal Commission on Securities of Russia***

Way of placement: ***converting by reorganization***
Period of placement: ***30.11.2002 - 30.11.2002***

Current status of the issue: ***placement is completed***
Amount of actually placed securities according to the registered report on results of the issue: ***297***

Information on the state registration of the report on results of the issue:
Registration date: ***24.01.2003***
The state registration body: ***Federal Commission on Securities of Russia***

Restrictions in circulation of securities of the issue (if available):
No restrictions

Market information on securities of the issue:
Over-the-counter market
Cycle time of bonds of the issue:

Income from bonds of the issue:

In percentage of face value: ***Intrest under the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of placement of bonds the issuer prior to date of submission of the application for repayment of the bond at a rate of 1 % annually from the face value of the bond.***

Other property equivalent of the bond (Rub.): ***not provided***

Other income and rights under bonds of the issue: ***the Owner of the bond has the right:***

Of extraordinary access to a telephone network or of reception of a sum of money in size of the face value of the bond;

of interest payment;

Reception of face value of the bond from the issuer at liquidation of the Society. Payment to owners of bonds is made by the liquidating commission in the sequence established by article 64 of the Civil Code of the Russian Federation according to intermediate liquidating balance.

The period of repayment: ***06.11.2001 - 06.11.2003***

Conditions and procedure of repayment: Repayment of the bond is carried out at technical availability in form of a property equivalent, namely: ***Extraordinary access to a telephone network upon conclusion of a contract for telecommunication services with the owner of the bond. Access to a telephone network under bonds of the specified series is given only to physical persons. Additional payment for granting access to a telephone network it is not required.***

Granting of access to a telephone network is made to the owner of the bond duly registered in his residence or owner of premises at the address, specified in the application for purchase of the bond.

Granting of access to a telephone network to the owner of the bond acquired in a secondary market, is carried out at technical availability .

For repayment of the bond, the owner of the bond submits an application, shows the notice of a telephone exchange on technical availability of access to a telephone network. The conclusion of the contract fore telecommunication services is made within 30 days from the date of submission of the application.

At absence of technical availability of access to a telephone network or at refusal of the owner of the bond to receive access to a telephone network under the application of the owner of the bond, repayment is carried out by payment of a sum of money in the size of face value of the bond.

Preschedule repayment is not provided

Coverage of bonds of the issue:

Coverage is not provided.

Income from bonds of the issue paid in the accounting quarter:

Money resources: ***0 Rub.***

Other property equivalent: ***0 Rub.***

Other property rights and (or) other income: ***0 Rub.***

Additional essential information on securities of the issue:

Issue serial number: ***11***

Series: ***11-O***

Type: interest

Security form: ***nominal paperless***

Face value of one valuable paper of the issue: ***2500 Rub.***

Amount of securities of the issue: ***280***

Total amount of the issue: *700000*

Information on the state registration of the issue:
Registration date: *25.10.2002*
Regitration number: *4-11-00137-3*
The state registration body: ***Federal Commission on Securities of Russia***

Way of placement: ***converting by reorganization***
Period of placement: *30.11.2002 - 30.11.2002*

Current status of the issue: ***placement is completed***
Amount of actually placed securities according to the registered report on results of the issue: *157*

Information on the state registration of the report on results of the issue:
Registration date: *24.01.2003*
The state registration body: ***Federal Commission on Securities of Russia***

Restrictions in circulation of securities of the issue (if available):
No restrictions

Market information on securities of the issue:
Over-the-counter market
Cycle time of bonds of the issue:

Income from bonds of the issue:
In percentage of face value: ***Intrest under the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of placement of bonds the issuer prior to date of submission of the application for repayment of the bond at a rate of 1 % annually from the face value of the bond.***
Other property equivalent on one bond (Rub.): not provided
Other income and rights from bonds of issue: the Owner of the bond has the right:
Of extraordinary access to a telephone network or of reception of a sum of money in size of the face value of the bond;
of interest payment;
Reception of face value of the bond from the issuer at liquidation of the Society. Payment to owners of bonds is made by the liquidating commission in the sequence established by article 64 of the Civil Code of the Russian Federation according to intermediate liquidating balance.
The period of repayment: *06.11.2001 - 06.11.2003*
Conditions and procedure of repayment: Repayment of the bond is carried out at technical availability in form of a property equivalent, namely: ***Extraordinary access to a telephone network upon conclusion of a contract for telecommunication services with the owner of the bond. Access to a telephone network under bonds of the specified series is given only to physical persons. Additional payment for granting access to a telephone network it is not required.***
Granting of access to a telephone network is made to the owner of the bond duly registered in his residence or owner of premises at the address, specified in the application for purchase of the bond.
Granting of access to a telephone network to the owner of the bond acquired in a secondary market, is carried out at technical availability .
For repayment of the bond, the owner of the bond submits an application, shows the notice of a telephone exchange on technical availability of access to a telephone network. The conclusion of the contract fore telecommunication services is made within 30 days from the date of submission of the application.

At absence of technical availability of access to a telephone network or at refusal of the owner of the bond to receive access to a telephone network under the application of the owner of the bond, repayment is carried out by payment of a sum of money in the size of face value of the bond.
Preschedule repayment is not provided
Coverage of bonds of the issue:
Coverage is not provided.

Income from bonds of the issue paid in the accounting quarter:
Money resources: ***144 Rub.***

Other property equivalent: ***0 Rub.***

Other property rights and (or) other income: ***0 Rub.***

Additional essential information on securities of the issue:

Issue serial number: ***12***
Series: ***12-O***
Type: interest
Security form: ***nominal paperless***
Face value of one valuable paper of the issue: ***2500 Rub.***

Amount of securities of the issue: ***334***
Total amount of the issue: ***835000***

Information on the state registration of the issue:
Registration date: ***25.10.2002***
Regitration number: ***4-12-00137-3***
The state registration body: ***Federal Commission on Securities of Russia***

Way of placement: ***converting by reorganization***
Period of placement: ***30.11.2002 - 30.11.2002***

Current status of the issue: ***placement is completed***
Amount of actually placed securities according to the registered report on results of the issue: ***44***

Information on the state registration of the report on results of the issue:
Registration date: ***24.01.2003***
The state registration body: ***Federal Commission on Securities of Russia***

Restrictions in circulation of securities of the issue (if available):
No restrictions

Market information on securities of the issue:
Over-the-counter market
Cycle time of bonds of the issue:

Income from bonds of the issue:

In percentage of face value: ***Intrest under the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of placement of bonds the issuer prior to date of submission of the application for repayment of the bond at a rate of 1 % annually from the face value of the bond.***

Other property equivalent on one bond (Rub.): not provided

Other income and rights from bonds of issue: the Owner of the bond has the right:

Of extraordinary access to a telephone network or of reception of a sum of money in size of the face value of the bond;

of interest payment;

Reception of face value of the bond from the issuer at liquidation of the Society. Payment to owners of bonds is made by the liquidating commission in the sequence established by article 64 of the Civil Code of the Russian Federation according to intermediate liquidating balance.

The period of repayment: *06.11.2001 - 06.11.2003*

Conditions and procedure of repayment: Repayment of the bond is carried out at technical availability in form of a property equivalent, namely: ***Extraordinary access to a telephone network upon conclusion of a contract for telecommunication services with the owner of the bond. Access to a telephone network under bonds of the specified series is given only to physical persons. Additional payment for granting access to a telephone network it is not required.***

Granting of access to a telephone network is made to the owner of the bond duly registered in his residence or owner of premises at the address, specified in the application for purchase of the bond.

Granting of access to a telephone network to the owner of the bond acquired in a secondary market, is carried out at technical availability.

For repayment of the bond, the owner of the bond submits an application, shows the notice of a telephone exchange on technical availability of access to a telephone network. The conclusion of the contract fore telecommunication services is made within 30 days from the date of submission of the application.

At absence of technical availability of access to a telephone network or at refusal of the owner of the bond to receive access to a telephone network under the application of the owner of the bond, repayment is carried out by payment of a sum of money in the size of face value of the bond.

Preschedule repayment is not provided

Coverage of bonds of the issue:

Coverage is not provided.

Income from bonds of the issue paid in the accounting quarter:

Money resources: ***0 Rub.***

Other property equivalent: ***0 Rub.***

Other property rights and (or) other income: ***0 Rub.***

Additional essential information on securities of the issue:

Issue serial number: ***13***

Series: ***13-O***

Type: interest

Security form: ***nominal paperless***

Face value of one valuable paper of the issue: ***2500 Rub.***

Amount of securities of the issue: ***500***

Total amount of the issue: *1250000*

Information on the state registration of the issue:
Registration date: *25.10.2002*
Regitration number: *4-13-00137-3*
The state registration body: ***Federal Commission on Securities of Russia***

Way of placement: ***converting by reorganization***
Period of placement: ***30.11.2002 - 30.11.2002***

Current status of the issue: ***issue of securities is recognized void and null***
Date of an adoption of a decision on a recognition of the issue cancelled: *24.01.2003*
The body which adopted the resolution on a recognition of the issue cancelled: ***Federal Commission on Securities of Russia***
Cancellation reason: ***Non-placement of valuable paper of the issue***

Restrictions in circulation of securities of the issue (if available):

Market information on securities of the issue:

Cycle time of bonds of the issue:

Income from bonds of the issue:
In percentage of face value: ***Intrest under the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of placement of bonds the issuer prior to date of submission of the application for repayment of the bond at a rate of 1 % annually from the face value of the bond.***
Other property equivalent of the bond (Rub.): ***not provided***
Other income and rights from bonds of issue: the Owner of the bond has the right:
Of extraordinary access to a telephone network or of reception of a sum of money in size of the face value of the bond;
of interest payment;
Reception of face value of the bond from the issuer at liquidation of the Society. Payment to owners of bonds is made by the liquidating commission in the sequence established by article 64 of the Civil Code of the Russian Federation according to intermediate liquidating balance.
The period of repayment: ***06.11.2001 - 06.11.2003***
Conditions and procedure of repayment: Repayment of the bond is carried out at technical availability in form of a property equivalent, namely: ***Extraordinary access to a telephone network upon conclusion of a contract for telecommunication services with the owner of the bond. Access to a telephone network under bonds of the specified series is given only to physical persons. Additional payment for granting access to a telephone network it is not required.***
Granting of access to a telephone network is made to the owner of the bond duly registered in his residence or owner of premises at the address, specified in the application for purchase of the bond.
Granting of access to a telephone network to the owner of the bond acquired in a secondary market, is carried out at technical availability.
For repayment of the bond, the owner of the bond submits an application, shows the notice of a telephone exchange on technical availability of access to a telephone network. The conclusion of the contract fore telecommunication services is made within 30 days from the date of submission of the application.

At absence of technical availability of access to a telephone network or at refusal of the owner of the bond to receive access to a telephone network under the application of the owner of the bond, repayment is carried out by payment of a sum of money in the size of face value of the bond.

Preschedule repayment is not provided

Coverage of bonds of the issue:

Coverage is not provided.

Income from bonds of the issue paid in the accounting quarter:

Money resources: ***Rub.***

Other property equivalent: ***Rub.***

Other property rights and (or) other income: ***Rub.***

Additional essential information on securities of the issue:

The state registration of issue of nominal paperless bonds of a series 13 - O with the state regitration number 4 - 13 - 00137 - A of 25.10.2002 is cancelled by the order of Federal Commission on Securities of Russia № 03 - 100/r dated 24.01.2003.

Issue serial number: ***14***

Series: ***14-O***

Type: interest

Security form: ***nominal paperless***

Face value of one valuable paper of the issue: ***2500 Rub.***

Amount of securities of the issue: ***500***

Total amount of the issue: ***1250000***

Information on the state registration of the issue:

Registration date: ***25.10.2002***

Regitration number: ***4-14-00137-3***

The state registration body: ***Federal Commission on Securities of Russia***

Way of placement: ***converting by reorganization***

Period of placement: ***30.11.2002 - 30.11.2002***

Current status of the issue: ***placement is completed***

Amount of actually placed securities according to the registered report on results of the issue: ***1***

Information on the state registration of the report on results of the issue:

Registration date: ***24.01.2003***

The state registration body: ***Federal Commission on Securities of Russia***

Restrictions in circulation of securities of the issue (if available):

No restrictions

Market information on securities of the issue:

Over-the-counter market

Cycle time of bonds of the issue:

Income from bonds of the issue:

In percentage of face value: ***Intrest under the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of placement of bonds the issuer prior to date of submission of the application for repayment of the bond at a rate of 1 % annually from the face value of the bond.***

Other property equivalent of the bond (Rub.): ***not provided***

Other income and rights under bonds of the issue: ***the Owner of the bond has the right:***

Of extraordinary access to a telephone network or of reception of a sum of money in size of the face value of the bond;

of interest payment;

Reception of face value of the bond from the issuer at liquidation of the Society. Payment to owners of bonds is made by the liquidating commission in the sequence established by article 64 of the Civil Code of the Russian Federation according to intermediate liquidating balance.

The period of repayment: ***06.11.2001 - 06.11.2003***

Conditions and procedure of repayment: Repayment of the bond is carried out at technical availability in form of a property equivalent, namely: ***Extraordinary access to a telephone network upon conclusion of a contract for telecommunication services with the owner of the bond. Access to a telephone network under bonds of the specified series is given only to physical persons. Additional payment for granting access to a telephone network it is not required.***

Granting of access to a telephone network is made to the owner of the bond duly registered in his residence or owner of premises at the address, specified in the application for purchase of the bond.

Granting of access to a telephone network to the owner of the bond acquired in a secondary market, is carried out at technical availability .

For repayment of the bond, the owner of the bond submits an application, shows the notice of a telephone exchange on technical availability of access to a telephone network. The conclusion of the contract fore telecommunication services is made within 30 days from the date of submission of the application.

At absence of technical availability of access to a telephone network or at refusal of the owner of the bond to receive access to a telephone network under the application of the owner of the bond, repayment is carried out by payment of a sum of money in the size of face value of the bond.

Preschedule repayment is not provided

Coverage of bonds of the issue:

Coverage is not provided.

Income from bonds of the issue paid in the accounting quarter:

Money resources: ***0 Rub.***

Other property equivalent: ***0 Rub.***

Other property rights and (or) other income: ***0 Rub.***

Additional essential information on securities of the issue:

Issue serial number: ***15***

Series: ***15-O***

Type: interest

Security form: ***nominal paperless***

Face value of one valuable paper of the issue: ***2500 Rub.***

Amount of securities of the issue: ***500***
Total amount of the issue: ***1250000***

Information on the state registration of the issue:
Registration date: ***25.10.2002***
Regitration number: ***4-15-00137-3***
The state registration body: ***Federal Commission on Securities of Russia***

Way of placement: ***converting by reorganization***
Period of placement: ***30.11.2002 - 30.11.2002***

Current status of the issue: ***issue of securities is recognized void and null***
Date of an adoption of a decision on a recognition of the issue cancelled: ***24.01.2003***
The body which adopted the resolution on a recognition of the issue cancelled: ***Federal Commission on Securities of Russia***
Cancellation reason: ***Non-placement of valuable paper of the issue***

Restrictions in circulation of securities of the issue (if available):

Market information on securities of the issue:

Cycle time of bonds of the issue:

Income from bonds of the issue:
In percentage of face value: ***Intrest under the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of placement of bonds the issuer prior to date of submission of the application for repayment of the bond at a rate of 1 % annually from the face value of the bond.***
Other property equivalent on one bond (Rub.): not provided
Other income and rights under bonds of the issue: ***the Owner of the bond has the right:***
Of extraordinary access to a telephone network or of reception of a sum of money in size of the face value of the bond;
of interest payment;
Reception of face value of the bond from the issuer at liquidation of the Society. Payment to owners of bonds is made by the liquidating commission in the sequence established by article 64 of the Civil Code of the Russian Federation according to intermediate liquidating balance.
The period of repayment: ***04.09.2001 till 04.09.2003***
Conditions and procedure of repayment: Repayment of the bond is carried out at technical availability in form of a property equivalent, namely: ***Extraordinary access to a telephone network upon conclusion of a contract for telecommunication services with the owner of the bond. Access to a telephone network under bonds of the specified series is given only to physical persons. Additional payment for granting access to a telephone network it is not required.***
Granting of access to a telephone network is made to the owner of the bond duly registered in his residence or owner of premises at the address, specified in the application for purchase of the bond.
Granting of access to a telephone network to the owner of the bond acquired in a secondary market, is carried out at technical availability .
For repayment of the bond, the owner of the bond submits an application, shows the notice of a telephone exchange on technical availability of access to a telephone network. The conclusion of the contract fore telecommunication services is made within 30 days from the date of submission of the application.

At absence of technical availability of access to a telephone network or at refusal of the owner of the bond to receive access to a telephone network under the application of the owner of the bond, repayment is carried out by payment of a sum of money in the size of face value of the bond.

Preschedule repayment is not provided

Coverage of bonds of the issue:

Coverage is not provided.

Income from bonds of the issue paid in the accounting quarter:

Money resources: ***Rub.***

Other property equivalent: ***Rub.***

Other property rights and (or) other income: ***Rub.***

Additional essential information on securities of the issue:

The state registration of the issue of nominal paperless bonds of Series 15 - O with the state regitration number 4 - 15 - 00137 - A of 25.10.2002 is cancelled by the order of Federal Commission on Securities of Russia № 03 - 100/r dated 24.01.2003.

Issue serial number: ***16***

Series: ***16-O***

Type: interest

Security form: ***nominal paperless***

Face value of one valuable paper of the issue: ***2500 Rub.***

Amount of securities of the issue: ***250***

Total amount of the issue: ***625000***

Information on the state registration of the issue:

Registration date: ***25.10.2002***

Regitration number: ***4-16-00137-3***

The state registration body: ***Federal Commission on Securities of Russia***

Way of placement: ***converting by reorganization***

Period of placement: ***30.11.2002 - 30.11.2002***

Current status of the issue: ***issue of securities is recognized void and null***

Date of an adoption of a decision on a recognition of the issue cancelled: ***24.01.2003***

The body which adopted the resolution on a recognition of the issue cancelled: ***Federal Commission on Securities of Russia***

Cancellation reason: ***Non-placement of valuable paper of the issue***

Restrictions in circulation of securities of the issue (if available):

Market information on securities of the issue:

Cycle time of bonds of the issue:

Income from bonds of the issue:

In percentage of face value: ***Intrest under the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of placement of bonds the issuer prior to date of submission of the application for repayment of the bond at a rate of 1 % annually from the face value of the bond.***

Other property equivalent on one bond (Rub.): not provided

Other income and rights under bonds of the issue: ***the Owner of the bond has the right:***

Of extraordinary access to a telephone network or of reception of a sum of money in size of the face value of the bond;

of interest payment;

Reception of face value of the bond from the issuer at liquidation of the Society. Payment to owners of bonds is made by the liquidating commission in the sequence established by article 64 of the Civil Code of the Russian Federation according to intermediate liquidating balance.

The period of repayment: ***04.09.2001 - 04.09.2003***

Conditions and procedure of repayment: Repayment of the bond is carried out at technical availability in form of a property equivalent, namely: ***Extraordinary access to a telephone network upon conclusion of a contract for telecommunication services with the owner of the bond. Access to a telephone network under bonds of the specified series is given only to physical persons. Additional payment for granting access to a telephone network it is not required.***

Granting of access to a telephone network is made to the owner of the bond duly registered in his residence or owner of premises at the address, specified in the application for purchase of the bond.

Granting of access to a telephone network to the owner of the bond acquired in a secondary market, is carried out at technical availability.

For repayment of the bond, the owner of the bond submits an application, shows the notice of a telephone exchange on technical availability of access to a telephone network. The conclusion of the contract fore telecommunication services is made within 30 days from the date of submission of the application.

At absence of technical availability of access to a telephone network or at refusal of the owner of the bond to receive access to a telephone network under the application of the owner of the bond, repayment is carried out by payment of a sum of money in the size of face value of the bond.

Preschedule repayment is not provided

Coverage of bonds of the issue:

Coverage is not provided.

Income from bonds of the issue paid in the accounting quarter:

Money resources: ***Rub.***

Other property equivalent: ***Rub.***

Other property rights and (or) other income: ***Rub.***

Additional essential information on securities of the issue:

The state registration of the issue of nominal paperless bonds of Series 16 - O with the state regitration number 4 - 16 - 00137 - A of 25.10.2002 is cancelled by the order of Federal Commission on Securities of Russia № 03 - 100/r dated 24.01.2003.

Issue serial number: *17*

Series: ***17-O***

Type: interest

Security form: ***nominal paperless***

Face value of one valuable paper of the issue: ***5000 Rub.***

Amount of securities of the issue: ***40***
Total amount of the issue: ***200000***

Information on the state registration of the issue:
Registration date: ***25.10.2002***
Regitration number: ***4-17-00137-3***
The state registration body: ***Federal Commission on Securities of Russia***

Way of placement: ***converting by reorganization***
Period of placement: ***30.11.2002 - 30.11.2002***

Current status of the issue: ***placement is completed***
Amount of actually placed securities according to the registered report on results of the issue: ***1***

Information on the state registration of the report on results of the issue:
Registration date: ***24.01.2003***
The state registration body: ***Federal Commission on Securities of Russia***

Restrictions in circulation of securities of the issue (if available):
No restrictions

Market information on securities of the issue:
Over-the-counter market
Cycle time of bonds of the issue:

Income from bonds of the issue:
In percentage of face value: ***Intrest under the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of placement of bonds the issuer prior to date of submission of the application for repayment of the bond at a rate of 1 % annually from the face value of the bond.***
Other property equivalent of the bond (Rub.): ***not provided***
Other income and rights under bonds of the issue: ***the Owner of the bond has the right:***
Of extraordinary access to a telephone network or of reception of a sum of money in size of the face value of the bond;
of interest payment;
Reception of face value of the bond from the issuer at liquidation of the Society. Payment to owners of bonds is made by the liquidating commission in the sequence established by article 64 of the Civil Code of the Russian Federation according to intermediate liquidating balance.
The period of repayment: ***19.07.2001 - 19.07.2003***
Conditions and procedure of repayment: Repayment of the bond is carried out at technical availability in form of a property equivalent, namely: ***Extraordinary access to a telephone network upon conclusion of a contract for telecommunication services with the owner of the bond. Access to a telephone network under bonds of the specified series is given only to physical persons. Additional payment for granting access to a telephone network it is not required.***
Granting of access to a telephone network is made to the owner of the bond duly registered in his residence or owner of premises at the address, specified in the application for purchase of the bond.
Granting of access to a telephone network to the owner of the bond acquired in a secondary market, is carried out at technical availability .
For repayment of the bond, the owner of the bond submits an application, shows the notice of a telephone exchange on technical availability of access to a telephone network. The conclusion of the

contract fore telecommunication services is made within 30 days from the date of submission of the application.
At absence of technical availability of access to a telephone network or at refusal of the owner of the bond to receive access to a telephone network under the application of the owner of the bond, repayment is carried out by payment of a sum of money in the size of face value of the bond.
Preschedule repayment is not provided
Coverage of bonds of the issue:
Coverage is not provided.

Income from bonds of the issue paid in the accounting quarter:
Money resources: ***0 Rub.***

Other property equivalent: ***0 Rub.***

Other property rights and (or) other income: ***0 Rub.***

Additional essential information on securities of the issue:

Issue serial number: ***18***
Series: ***18-O***
Type: interest
Security form: ***nominal paperless***
Face value of one valuable paper of the issue: ***6000 Rub.***

Amount of securities of the issue: ***182***
Total amount of the issue: ***1092000***

Information on the state registration of the issue:
Registration date: ***25.10.2002***
Regitration number: ***4-18-00137-3***
The state registration body: ***Federal Commission on Securities of Russia***

Way of placement: ***converting by reorganization***
Period of placement: ***30.11.2002 - 30.11.2002***

Current status of the issue: ***placement is completed***
Amount of actually placed securities according to the registered report on results of the issue: ***74***

Information on the state registration of the report on results of the issue:
Registration date: ***24.01.2003***
The state registration body: ***Federal Commission on Securities of Russia***

Restrictions in circulation of securities of the issue (if available):
No restrictions

Market information on securities of the issue:
Over-the-counter market
Cycle time of bonds of the issue:

Income from bonds of the issue:

In percentage of face value: ***Intrest under the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of placement of bonds the issuer prior to date of submission of the application for repayment of the bond at a rate of 1 % annually from the face value of the bond.***

Other property equivalent of the bond (Rub.): ***not provided***

Other income and rights under bonds of the issue: ***the Owner of the bond has the right:***

Of extraordinary access to a telephone network or of reception of a sum of money in size of the face value of the bond;

of interest payment;

Reception of face value of the bond from the issuer at liquidation of the Society. Payment to owners of bonds is made by the liquidating commission in the sequence established by article 64 of the Civil Code of the Russian Federation according to intermediate liquidating balance.

The period of repayment: ***As the start date of repayment according to conditions of issue of the bonds convertible into the specified series of bonds, is the registration date of the report on results of issue, and the issue has not been completely placed, so registration of the results report was not made, the start date of repayment is the date of registration of the specified prospectus of issue. Till 15.04.2004***

Conditions and procedure of repayment: Repayment of the bond is carried out at technical availability in form of a property equivalent, namely: ***Extraordinary access to a telephone network upon conclusion of a contract for telecommunication services with the owner of the bond. Access to a telephone network under bonds of the specified series is given only to physical persons. Additional payment for granting access to a telephone network it is not required.***

Granting of access to a telephone network is made to the owner of the bond duly registered in his residence or owner of premises at the address, specified in the application for purchase of the bond.

Granting of access to a telephone network to the owner of the bond acquired in a secondary market, is carried out at technical availability .

For repayment of the bond, the owner of the bond submits an application, shows the notice of a telephone exchange on technical availability of access to a telephone network. The conclusion of the contract fore telecommunication services is made within 30 days from the date of submission of the application.

At absence of technical availability of access to a telephone network or at refusal of the owner of the bond to receive access to a telephone network under the application of the owner of the bond, repayment is carried out by payment of a sum of money in the size of face value of the bond.

Preschedule repayment is not provided

Coverage of bonds of the issue:

Coverage is not provided.

Income from bonds of the issue paid in the accounting quarter:

Money resources: ***0 Rub.***

Other property equivalent: ***0 Rub.***

Other property rights and (or) other income: ***0 Rub.***

Additional essential information on securities of the issue:

Issue serial number: ***19***

Series: ***19-O***

Type: interest

Security form: ***nominal paperless***

Face value of one valuable paper of the issue: ***6000 Rub.***

Amount of securities of the issue: ***70***
Total amount of the issue: ***420000***

Information on the state registration of the issue:
Registration date: ***25.10.2002***
Regitration number: ***4-19-00137-3***
The state registration body: ***Federal Commission on Securities of Russia***

Way of placement: ***converting by reorganization***
Period of placement: ***30.11.2002 - 30.11.2002***

Current status of the issue: ***placement is completed***
Amount of actually placed securities according to the registered report on results of the issue: ***11***

Information on the state registration of the report on results of the issue:
Registration date: ***24.01.2003***
The state registration body: ***Federal Commission on Securities of Russia***

Restrictions in circulation of securities of the issue (if available):
No restrictions

Market information on securities of the issue:
Over-the-counter market
Cycle time of bonds of the issue:

Income from bonds of the issue:
In percentage of face value: ***Intrest under the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of placement of bonds the issuer prior to date of submission of the application for repayment of the bond at a rate of 1 % annually from the face value of the bond.***
Other property equivalent of the bond (Rub.): ***not provided***
Other income and rights under bonds of the issue: ***the Owner of the bond has the right:***
Of extraordinary access to a telephone network or of reception of a sum of money in size of the face value of the bond;
of interest payment;
Reception of face value of the bond from the issuer at liquidation of the Society. Payment to owners of bonds is made by the liquidating commission in the sequence established by article 64 of the Civil Code of the Russian Federation according to intermediate liquidating balance.
The period of repayment: ***As the start date of repayment according to conditions of issue of the bonds convertible into the specified series of bonds, is the registration date of the report on results of issue, and the issue has not been completely placed, so registration of the results report was not made, the start date of repayment is the date of registration of the specified prospectus of issue. Till 15.04.2004***
Conditions and procedure of repayment: Repayment of the bond is carried out at technical availability in form of a property equivalent, namely: ***Extraordinary access to a telephone network upon conclusion of a contract for telecommunication services with the owner of the bond. Access to a telephone network under bonds of the specified series is given only to physical persons. Additional payment for granting access to a telephone network it is not required.***
Granting of access to a telephone network is made to the owner of the bond duly registered in his residence or owner of premises at the address, specified in the application for purchase of the bond.

Granting of access to a telephone network to the owner of the bond acquired in a secondary market, is carried out at technical availability .
For repayment of the bond, the owner of the bond submits an application, shows the notice of a telephone exchange on technical availability of access to a telephone network. The conclusion of the contract fore telecommunication services is made within 30 days from the date of submission of the application.
At absence of technical availability of access to a telephone network or at refusal of the owner of the bond to receive access to a telephone network under the application of the owner of the bond, repayment is carried out by payment of a sum of money in the size of face value of the bond.
Preschedule repayment is not provided
Coverage of bonds of the issue:
Coverage is not provided.

Income from bonds of the issue paid in the accounting quarter:
Money resources: ***52 Rub.***

Other property equivalent: ***0 Rub.***

Other property rights and (or) other income: ***0 Rub.***

Additional essential information on securities of the issue:

Issue serial number: ***20***
Series: ***20-O***
Type: interest
Security form: ***nominal paperless***
Face value of one valuable paper of the issue: ***6000 Rub.***

Amount of securities of the issue: ***405***
Total amount of the issue: ***2430000***

Information on the state registration of the issue:
Registration date: ***25.10.2002***
Regitration number: ***4-20-00137-3***
The state registration body: ***Federal Commission on Securities of Russia***

Way of placement: ***converting by reorganization***
Period of placement: ***30.11.2002 - 30.11.2002***

Current status of the issue: ***placement is completed***
Amount of actually placed securities according to the registered report on results of the issue: ***181***

Information on the state registration of the report on results of the issue:
Registration date: ***24.01.2003***
The state registration body: ***Federal Commission on Securities of Russia***

Restrictions in circulation of securities of the issue (if available):
No restrictions

Market information on securities of the issue:

Over-the-counter market

Cycle time of bonds of the issue:

Income from bonds of the issue:

In percentage of face value: ***Intrest under the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of placement of bonds the issuer prior to date of submission of the application for repayment of the bond at a rate of 1 % annually from the face value of the bond.***

Other property equivalent on one bond (Rub.): not provided

Other income and rights under bonds of the issue: ***the Owner of the bond has the right:***

Of extraordinary access to a telephone network or of reception of a sum of money in size of the face value of the bond;

of interest payment;

Reception of face value of the bond from the issuer at liquidation of the Society. Payment to owners of bonds is made by the liquidating commission in the sequence established by article 64 of the Civil Code of the Russian Federation according to intermediate liquidating balance.

The period of repayment: ***As the start date of repayment according to conditions of issue of the bonds convertible into the specified series of bonds, is the registration date of the report on results of issue, and the issue has not been completely placed, so registration of the results report was not made, the start date of repayment is the date of registration of the specified prospectus of issue. Till 15.04.2004***

Conditions and procedure of repayment: Repayment of the bond is carried out at technical availability in form of a property equivalent, namely: ***Extraordinary access to a telephone network upon conclusion of a contract for telecommunication services with the owner of the bond. Access to a telephone network under bonds of the specified series is given only to physical persons. Additional payment for granting access to a telephone network it is not required.***

Granting of access to a telephone network is made to the owner of the bond duly registered in his residence or owner of premises at the address, specified in the application for purchase of the bond.

Granting of access to a telephone network to the owner of the bond acquired in a secondary market, is carried out at technical availability .

For repayment of the bond, the owner of the bond submits an application, shows the notice of a telephone exchange on technical availability of access to a telephone network. The conclusion of the contract fore telecommunication services is made within 30 days from the date of submission of the application.

At absence of technical availability of access to a telephone network or at refusal of the owner of the bond to receive access to a telephone network under the application of the owner of the bond, repayment is carried out by payment of a sum of money in the size of face value of the bond.

Preschedule repayment is not provided

Coverage of bonds of the issue:

Coverage is not provided.

Income from bonds of the issue paid in the accounting quarter:

Money resources: ***1144 Rub.***

Other property equivalent: ***0 Rub.***

Other property rights and (or) other income: ***0 Rub.***

Additional essential information on securities of the issue:

Issue serial number: ***21***
Series: ***21-O***
Type: interest
Security form: ***nominal paperless***
Face value of one valuable paper of the issue: ***6000 Rub.***

Amount of securities of the issue: ***288***
Total amount of the issue: ***1728000***

Information on the state registration of the issue:
Registration date: ***25.10.2002***
Regitration number: ***4-21-00137-3***
The state registration body: ***Federal Commission on Securities of Russia***

Way of placement: ***converting by reorganization***
Period of placement: ***30.11.2002 - 30.11.2002***

Current status of the issue: ***placement is completed***
Amount of actually placed securities according to the registered report on results of the issue: ***86***

Information on the state registration of the report on results of the issue:
Registration date: ***24.01.2003***
The state registration body: ***Federal Commission on Securities of Russia***

Restrictions in circulation of securities of the issue (if available):
No restrictions

Market information on securities of the issue:
Over-the-counter market
Cycle time of bonds of the issue:

Income from bonds of the issue:
In percentage of face value: ***Intrest under the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of placement of bonds the issuer prior to date of submission of the application for repayment of the bond at a rate of 1 % annually from the face value of the bond.***
Other property equivalent of the bond (Rub.): ***not provided***
Other income and rights under bonds of the issue: ***the Owner of the bond has the right:***
Of extraordinary access to a telephone network or of reception of a sum of money in size of the face value of the bond;
of interest payment;
Reception of face value of the bond from the issuer at liquidation of the Society. Payment to owners of bonds is made by the liquidating commission in the sequence established by article 64 of the Civil Code of the Russian Federation according to intermediate liquidating balance.
The period of repayment: ***As the start date of repayment according to conditions of issue of the bonds convertible into the specified series of bonds, is the registration date of the report on results of issue, and the issue has not been completely placed, so registration of the results report was not made, the start date of repayment is the date of registration of the specified prospectus of issue. Till 15.04.2004***
Conditions and procedure of repayment: Repayment of the bond is carried out at technical availability in form of a property equivalent, namely: ***Extraordinary access to a telephone network upon conclusion of a contract for telecommunication services with the owner of the bond. Access to a***

telephone network under bonds of the specified series is given only to physical persons. Additional payment for granting access to a telephone network it is not required.
Granting of access to a telephone network is made to the owner of the bond duly registered in his residence or owner of premises at the address, specified in the application for purchase of the bond.
Granting of access to a telephone network to the owner of the bond acquired in a secondary market, is carried out at technical availability .
For repayment of the bond, the owner of the bond submits an application, shows the notice of a telephone exchange on technical availability of access to a telephone network. The conclusion of the contract fore telecommunication services is made within 30 days from the date of submission of the application.
At absence of technical availability of access to a telephone network or at refusal of the owner of the bond to receive access to a telephone network under the application of the owner of the bond, repayment is carried out by payment of a sum of money in the size of face value of the bond.
Preschedule repayment is not provided
Coverage of bonds of the issue:
Coverage is not provided.

Income from bonds of the issue paid in the accounting quarter:
Money resources: ***5441.34 Rub.***

Other property equivalent: ***0 Rub.***

Other property rights and (or) other income: ***0 Rub.***

Additional essential information on securities of the issue:

Issue serial number: *22*
Series: *22*
Type: interest
Security form: ***nominal paperless***
Face value of one valuable paper of the issue: ***6000 Rub.***

Amount of securities of the issue: ***417***
Total amount of the issue: ***2502000***

Information on the state registration of the issue:
Registration date: ***25.10.2002***
Regitration number: ***22***
The state registration body: ***Federal Commission on Securities of Russia***

Way of placement: ***converting by reorganization***
Period of placement: ***30.11.2002 - 30.11.2002***

Current status of the issue: ***placement is completed***
Amount of actually placed securities according to the registered report on results of the issue: ***4***

Information on the state registration of the report on results of the issue:
Registration date: ***24.01.2003***
The state registration body: ***Federal Commission on Securities of Russia***

Restrictions in circulation of securities of the issue (if available):
No restrictions

Market information on securities of the issue:
Over-the-counter market
Cycle time of bonds of the issue:

Income from bonds of the issue:
In percentage of face value: ***Intrest under the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of placement of bonds the issuer prior to date of submission of the application for repayment of the bond at a rate of 1 % annually from the face value of the bond.***
Other property equivalent of the bond (Rub.): ***not provided***
Other income and rights under bonds of the issue: ***the Owner of the bond has the right:***
Of extraordinary access to a telephone network or of reception of a sum of money in size of the face value of the bond;
of interest payment;
Reception of face value of the bond from the issuer at liquidation of the Society. Payment to owners of bonds is made by the liquidating commission in the sequence established by article 64 of the Civil Code of the Russian Federation according to intermediate liquidating balance.
The period of repayment: ***As the start date of repayment according to conditions of issue of the bonds convertible into the specified series of bonds, is the registration date of the report on results of issue, and the issue has not been completely placed, so registration of the results report was not made, the start date of repayment is the date of registration of the specified prospectus of issue. Till 15.04.2002***
Conditions and procedure of repayment: Repayment of the bond is carried out at technical availability in form of a property equivalent, namely: ***Extraordinary access to a telephone network upon conclusion of a contract for telecommunication services with the owner of the bond. Access to a telephone network under bonds of the specified series is given only to physical persons. Additional payment for granting access to a telephone network it is not required.***
Granting of access to a telephone network is made to the owner of the bond duly registered in his residence or owner of premises at the address, specified in the application for purchase of the bond.
Granting of access to a telephone network to the owner of the bond acquired in a secondary market, is carried out at technical availability .
For repayment of the bond, the owner of the bond submits an application, shows the notice of a telephone exchange on technical availability of access to a telephone network. The conclusion of the contract fore telecommunication services is made within 30 days from the date of submission of the application.
At absence of technical availability of access to a telephone network or at refusal of the owner of the bond to receive access to a telephone network under the application of the owner of the bond, repayment is carried out by payment of a sum of money in the size of face value of the bond.
Preschedule repayment is not provided
Coverage of bonds of the issue:
Coverage is not provided.

Income from bonds of the issue paid in the accounting quarter:
Money resources: ***44.19 Rub.***

Other property equivalent: ***0 Rub.***

Other property rights and (or) other income: ***0 Rub.***

Additional essential information on securities of the issue:

Issue serial number: ***23***
Series: ***23-0***
Type: interest
Security form: ***nominal paperless***
Face value of one valuable paper of the issue: ***6000 Rub.***

Amount of securities of the issue: ***116***
Total amount of the issue: ***696000***

Information on the state registration of the issue:
Registration date: ***25.10.2002***
Regitration number: ***4-23-00137-3***
The state registration body: ***Federal Commission on Securities of Russia***

Way of placement: ***converting by reorganization***
Period of placement: ***30.11.2002 - 30.11.2002***

Current status of the issue: ***issue of securities is recognized void and null***
Date of an adoption of a decision on a recognition of the issue cancelled: ***24.01.2003***
The body which adopted the resolution on a recognition of the issue cancelled: ***Federal Commission on Securities of Russia***
Cancellation reason: ***Non-placement of valuable paper of the issue***

Restrictions in circulation of securities of the issue (if available):

Market information on securities of the issue:

Cycle time of bonds of the issue:

Income from bonds of the issue:
In percentage of face value: ***Intrest under the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of placement of bonds the issuer prior to date of submission of the application for repayment of the bond at a rate of 1 % annually from the face value of the bond.***
Other property equivalent on one bond (Rub.): not provided
Other income and rights under bonds of the issue: ***the Owner of the bond has the right:***
Of extraordinary access to a telephone network or of reception of a sum of money in size of the face value of the bond;
of interest payment;
Reception of face value of the bond from the issuer at liquidation of the Society. Payment to owners of bonds is made by the liquidating commission in the sequence established by article 64 of the Civil Code of the Russian Federation according to intermediate liquidating balance.
The period of repayment: ***As the start date of repayment according to conditions of issue of the bonds convertible into the specified series of bonds, is the registration date of the report on results of issue, and the issue has not been completely placed, so registration of the results report was not made, the start date of repayment is the date of registration of the specified prospectus of issue. On 15/04/2004***

Conditions and procedure of repayment: Repayment of the bond is carried out at technical availability in form of a property equivalent, namely: ***Extraordinary access to a telephone network upon conclusion of a contract for telecommunication services with the owner of the bond. Access to a telephone network under bonds of the specified series is given only to physical persons. Additional payment for granting access to a telephone network it is not required.***

Granting of access to a telephone network is made to the owner of the bond duly registered in his residence or owner of premises at the address, specified in the application for purchase of the bond.

Granting of access to a telephone network to the owner of the bond acquired in a secondary market, is carried out at technical availability .

For repayment of the bond, the owner of the bond submits an application, shows the notice of a telephone exchange on technical availability of access to a telephone network. The conclusion of the contract fore telecommunication services is made within 30 days from the date of submission of the application.

At absence of technical availability of access to a telephone network or at refusal of the owner of the bond to receive access to a telephone network under the application of the owner of the bond, repayment is carried out by payment of a sum of money in the size of face value of the bond.

Preschedule repayment is not provided

Coverage of bonds of the issue:

Coverage is not provided.

Income from bonds of the issue paid in the accounting quarter:

Money resources: ***Rub.***

Other property equivalent: ***Rub.***

Other property rights and (or) other income: ***Rub.***

Additional essential information on securities of the issue:

The state registration of issue of nominal paperless bonds of a series 23 - O with the state regitration number 4 - 23 - 00137 - A from 25.10.2002 is cancelled the order of Federal Commission on Securities of Russia № 03 - 100/p dated 24.01.2003.

Issue serial number: ***24***
Series: ***24-O***
Type: interest
Security form: ***nominal paperless***
Face value of one valuable paper of the issue: ***6000 Rub.***

Amount of securities of the issue: ***500***
Total amount of the issue: ***3000000***

Information on the state registration of the issue:
Registration date: ***25.10.2002***
Regitration number: ***4-24-00137-3***
The state registration body: ***Federal Commission on Securities of Russia***

Way of placement: ***converting by reorganization***
Period of placement: ***30.11.2002 - 30.11.2002***

Current status of the issue: ***placement is completed***

Amount of actually placed securities according to the registered report on results of the issue: *57*

Information on the state registration of the report on results of the issue:
Registration date: *24.01.2003*
The state registration body: ***Federal Commission on Securities of Russia***

Restrictions in circulation of securities of the issue (if available):
No restrictions

Market information on securities of the issue:
Over-the-counter market
Cycle time of bonds of the issue:

Income from bonds of the issue:
In percentage of face value: ***Intrest under the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of placement of bonds the issuer prior to date of submission of the application for repayment of the bond at a rate of 1 % annually from the face value of the bond.***
Other property equivalent of the bond (Rub.): ***not provided***
Other income and rights under bonds of the issue: ***the Owner of the bond has the right:***
On extraordinary access to a telephone network or on reception of a sum of money at a rate of face value of the bond;
of interest payment;
Reception of face value of the bond from the issuer at liquidation of the Society. Payment to owners of bonds is made by the liquidating commission in the sequence established by article 64 of the Civil Code of the Russian Federation according to intermediate liquidating balance.
The period of repayment: ***As the start date of repayment according to conditions of issue of the bonds convertible into the specified series of bonds, is the registration date of the report on results of issue, and the issue has not been completely placed, so registration of the results report was not made, the start date of repayment is the date of registration of the specified prospectus of issue. Till 15.04.2004***
Conditions and procedure of repayment: Repayment of the bond is carried out at technical availability in form of a property equivalent, namely: ***Extraordinary access to a telephone network upon conclusion of a contract for telecommunication services with the owner of the bond. Access to a telephone network under bonds of the specified series is given only to physical persons. Additional payment for granting access to a telephone network it is not required.***
Granting of access to a telephone network is made to the owner of the bond duly registered in his residence or owner of premises at the address, specified in the application for purchase of the bond.
Granting of access to a telephone network to the owner of the bond acquired in a secondary market, is carried out at technical availability .
For repayment of the bond, the owner of the bond submits an application, shows the notice of a telephone exchange on technical availability of access to a telephone network. The conclusion of the contract fore telecommunication services is made within 30 days from the date of submission of the application.
At absence of technical availability of access to a telephone network or at refusal of the owner of the bond to receive access to a telephone network under the application of the owner of the bond, repayment is carried out by payment of a sum of money in the size of face value of the bond.
Preschedule repayment is not provided
Coverage of bonds of the issue:
Coverage is not provided.

Income from bonds of the issue paid in the accounting quarter:

Money resources: ***364.38 Rub.***

Other property equivalent: ***0 Rub.***

Other property rights and (or) other income: ***0 Rub.***

Additional essential information on securities of the issue:

Issue serial number: ***25***
Series: ***25***
Type: interest
Security form: ***nominal paperless***
Face value of one valuable paper of the issue: ***6000 Rub.***

Amount of securities of the issue: ***180***
Total amount of the issue: ***1080000***

Information on the state registration of the issue:
Registration date: ***25.10.2002***
Regitration number: ***4-25-00137-3***
The state registration body: ***Federal Commission on Securities of Russia***

Way of placement: ***converting by reorganization***
Period of placement: ***30.11.2002 - 30.11.2002***

Current status of the issue: ***placement is completed***
Amount of actually placed securities according to the registered report on results of the issue: ***4***

Information on the state registration of the report on results of the issue:
Registration date: ***24.01.2003***
The state registration body: ***Federal Commission on Securities of Russia***

Restrictions in circulation of securities of the issue (if available):
No restrictions

Market information on securities of the issue:
Over-the-counter market
Cycle time of bonds of the issue:

Income from bonds of the issue:
In percentage of face value: ***Intrest under the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of placement of bonds the issuer prior to date of submission of the application for repayment of the bond at a rate of 1 % annually from the face value of the bond.***
Other property equivalent of the bond (Rub.): ***not provided***
Other income and rights under bonds of the issue: ***the Owner of the bond has the right:***
Of extraordinary access to a telephone network or of reception of a sum of money in size of the face value of the bond;
of interest payment;

Reception of face value of the bond from the issuer at liquidation of the Society. Payment to owners of bonds is made by the liquidating commission in the sequence established by article 64 of the Civil Code of the Russian Federation according to intermediate liquidating balance.

The period of repayment: ***As the start date of repayment according to conditions of issue of the bonds convertible into the specified series of bonds, is the registration date of the report on results of issue, and the issue has not been completely placed, so registration of the results report was not made, the start date of repayment is the date of registration of the specified prospectus of issue. Till 15.04.2004***

Conditions and procedure of repayment: Repayment of the bond is carried out at technical availability in form of a property equivalent, namely: ***Extraordinary access to a telephone network upon conclusion of a contract for telecommunication services with the owner of the bond. Access to a telephone network under bonds of the specified series is given only to physical persons. Additional payment for granting access to a telephone network it is not required.***

Granting of access to a telephone network is made to the owner of the bond duly registered in his residence or owner of premises at the address, specified in the application for purchase of the bond.

Granting of access to a telephone network to the owner of the bond acquired in a secondary market, is carried out at technical availability .

For repayment of the bond, the owner of the bond submits an application, shows the notice of a telephone exchange on technical availability of access to a telephone network. The conclusion of the contract fore telecommunication services is made within 30 days from the date of submission of the application.

At absence of technical availability of access to a telephone network or at refusal of the owner of the bond to receive access to a telephone network under the application of the owner of the bond, repayment is carried out by payment of a sum of money in the size of face value of the bond.

Preschedule repayment is not provided

Coverage of bonds of the issue:

Coverage is not provided.

Income from bonds of the issue paid in the accounting quarter:

Money resources: ***92.54 Rub.***

Other property equivalent: ***0 Rub.***

Other property rights and (or) other income: ***0 Rub.***

Additional essential information on securities of the issue:

Issue serial number: ***26***
Series: ***26***
Type: interest
Security form: ***nominal paperless***
Face value of one valuable paper of the issue: ***9000 Rub.***

Amount of securities of the issue: ***35***
Total amount of the issue: ***315000***

Information on the state registration of the issue:
Registration date: ***25.10.2002***
Regitration number: ***4-26-00137-3***
The state registration body: ***Federal Commission on Securities of Russia***

Way of placement: ***converting by reorganization***
Period of placement: ***30.11.2002 - 30.11.2002***

Current status of the issue: ***issue of securities is recognized void and null***
Date of an adoption of a decision on a recognition of the issue cancelled: ***24.01.2003***
The body which adopted the resolution on a recognition of the issue cancelled: ***Federal Commission on Securities of Russia***
Cancellation reason: ***Non-placement of valuable paper of the issue***

Restrictions in circulation of securities of the issue (if available):

Market information on securities of the issue:

Cycle time of bonds of the issue:

Income from bonds of the issue:
In percentage of face value: ***Intrest under the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of placement of bonds the issuer prior to date of submission of the application for repayment of the bond at a rate of 1 % annually from the face value of the bond.***
Other property equivalent of the bond (Rub.): ***not provided***
Other income and rights under bonds of the issue: ***the Owner of the bond has the right:***
Of extraordinary access to a telephone network or of reception of a sum of money in size of the face value of the bond;
of interest payment;
Reception of face value of the bond from the issuer at liquidation of the Society. Payment to owners of bonds is made by the liquidating commission in the sequence established by article 64 of the Civil Code of the Russian Federation according to intermediate liquidating balance.
The period of repayment: ***As the start date of repayment according to conditions of issue of the bonds convertible into the specified series of bonds, is the registration date of the report on results of issue, and the issue has not been completely placed, so registration of the results report was not made, the start date of repayment is the date of registration of the specified prospectus of issue. Till 15.04.2002***
Conditions and procedure of repayment: Repayment of the bond is carried out at technical availability in form of a property equivalent, namely: ***Extraordinary access to a telephone network upon conclusion of a contract for telecommunication services with the owner of the bond. Access to a telephone network under bonds of the specified series is given only to physical persons. Additional payment for granting access to a telephone network it is not required.***
Granting of access to a telephone network is made to the owner of the bond duly registered in his residence or owner of premises at the address, specified in the application for purchase of the bond.
Granting of access to a telephone network to the owner of the bond acquired in a secondary market, is carried out at technical availability .
For repayment of the bond, the owner of the bond submits an application, shows the notice of a telephone exchange on technical availability of access to a telephone network. The conclusion of the contract fore telecommunication services is made within 30 days from the date of submission of the application.
At absence of technical availability of access to a telephone network or at refusal of the owner of the bond to receive access to a telephone network under the application of the owner of the bond, repayment is carried out by payment of a sum of money in the size of face value of the bond.
Preschedule repayment is not provided
Coverage of bonds of the issue:
Coverage is not provided.

Income from bonds of the issue paid in the accounting quarter:
Money resources: ***Rub.***

Other property equivalent: ***Rub.***

Other property rights and (or) other income: ***Rub.***

Additional essential information on securities of the issue:
The state registration of issue of nominal paperless bonds of a series 26 - O with the state regitration number 4 - 26 - 00137 - A from 25.10.2002 is cancelled by the order of Federal Commission on Securities of Russia № 03 - 100/r dated 24.01.2003.

Issue serial number: *27*
Series: ***1-C***
Type: interest
Security form: ***nominal paperless***
Face value of one valuable paper of the issue: ***100 Rub.***

Amount of securities of the issue: ***143890***
Total amount of the issue: ***14389000***

Information on the state registration of the issue:
Registration date: ***25.10.2002***
Regitration number: ***4-27-00137-3***
The state registration body: ***Federal Commission on Securities of Russia***

Way of placement: ***converting by reorganization***
Period of placement: ***30.11.2002 - 30.11.2002***

Current status of the issue: ***placement is completed***
Amount of actually placed securities according to the registered report on results of the issue: ***143440***

Information on the state registration of the report on results of the issue:
Registration date: ***24.01.2003***
The state registration body: ***Federal Commission on Securities of Russia***

Restrictions in circulation of securities of the issue (if available):
No restrictions

Market information on securities of the issue:
Over-the-counter market
Cycle time of bonds of the issue: ***c till 7.06.2003***

Income from bonds of the issue:
In percentage of face value: ***Intrest under the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of placement of bonds the issuer prior to date of submission of the application for repayment of the bond at a rate of 1 % annually from the face value of the bond.***
Other property equivalent of the bond (Rub.): ***not provided***

Other income and rights from bonds of issue: ***1) on reception from the issuer of face value of the bond at its repayment in the procedure and the terms specified in the Prospectus of issue;***
2) On reception from the issuer at repayment of the fixed accrued interest at the rate of 1 % annually from face value of the bond in the procedure and the terms specified in the Prospectus of issue;
3) On reception, at availability of a technical opportunity, of extraordinary access to a telephone network. A condition of extraordinary installation is purchase of 15 bonds. The owner of bonds pays access to a telephone network under the tariffs effective at the moment of granting the specified service. Granting extraordinary access to a telephone network is execution of the specified obligation certified by the bond. The procedure of definition of availability of technical opportunity of granting access to a telephone network, and also the procedure of the accounting of bonds on which the obligation of the issuer for granting extraordinary access to a telephone network is executed;
4) reception of face value of the bond from the issuer at liquidation of the Society in the sequence established by item 1 of an item of 64 of the Civil Code of the Russian Federation.

The period of repayment: *07.06.2003 - 07.06.2005*
Conditions and procedure of repayment: ***the Issuer makes payment of face value and a sum of the income from the bond in cash or by bank transfer on the basis of the application of the owner within 30 days from the date of submission of the application.***
Periodicity of settlements with the owner of the bond: lumpsum.
The form of payment: cash, non-cash.

Preschedule repayment is not provided
Coverage of bonds of the issue:
Coverage is not provided.

Income from bonds of the issue paid in the accounting quarter:
Money resources: ***0 Rub.***

Other property equivalent: ***0 Rub.***

Other property rights and (or) other income: ***0 Rub.***

Additional essential information on securities of the issue:

Issue serial number: *28*
Series: *2-C*
Type: interest
Security form: ***nominal paperless***
Face value of one valuable paper of the issue: ***3000 Rub.***

Amount of securities of the issue: *6233*
Total amount of the issue: ***18699000***

Information on the state registration of the issue:
Registration date: *25.10.2002*
Regitration number: ***4-28-00137-3***
The state registration body: ***Federal Commission on Securities of Russia***

Way of placement: ***converting by reorganization***

Period of placement: *30.11.2002 - 30.11.2002*

Current status of the issue: ***placement is completed***
Amount of actually placed securities according to the registered report on results of the issue: ***6218***

Information on the state registration of the report on results of the issue:
Registration date: ***24.01.2003***
The state registration body: ***Federal Commission on Securities of Russia***

Restrictions in circulation of securities of the issue (if available):
No restrictions

Market information on securities of the issue:
Over-the-counter market
Cycle time of bonds of the issue: *c - 30.12.2009*

Income from bonds of the issue:
In percentage of face value: ***Interest payments from the bond are calculated under condition of its presentation to repayment for the period from the date of the beginning of placement of bonds by the issuer prior to the date of submission of the application for repayment of the bond at a rate of 7 % annually from face value of the bond.***
Other property equivalent of the bond (Rub.): *not provided*
Other income and rights from bonds of issue: ***1) reception of face value of the bond from the issuer at its repayment in the procedure and the terms mentioned below in the present Prospectus of issue;***
2) reception of the fixed accrued interest from the issuer at repayment at the rate of 7 % annually from face value of the bond for all circulation time in the procedure and the terms mentioned below in the present Prospectus of the issue;
3) reception of extraordinary access to a telephone network at technical availability of phone installation;
4) Reception of face value of the bond from the issuer at liquidation of the Society in the sequence established by item 1 of an item of 64 Civil Codes of the Russian Federation, namely:
- In the first place, requests of citizens before whom the liquidated Society bears obligations for causing harm to life and health are satisfied, by means of capitalization of corresponding time payments;
- In the second place, severance payment settlements and labor remuneration of persons working under a labour agreement (contract) and payment of compensations under author's contracts are made;
- In the third place, requests of creditors under obligations provided with pledge of property of the liquidated Society are satisfied;
- In the fourth place, the debts on single payments to the budget and extrabudgetary funds are paid;
- In the fifth place, settlements with other creditors are made according to the law concerning owners of bonds.
Other rights stipulated by the legislation of the Russian Federation are not applicable.

The period of repayment: *30.12.2009 - 30.12.2010*
Conditions and procedure of repayment: ***From the moment of repayment clame presented to the owner of the bond by the issuer during the period from 30.12.2009 to 30.12.2010 by submission of oral or written application in a arbitrary form.***
The issuer makes repayment of bonds within three months, by payment of face value and the fixed accrued interest at a rate of 7 % from face value of the bond for all circulation time.
Periodicity of settlements with the owner of bonds: lumpsum.

The form of payment: cash, non-cash.
Payments are made:
- with available funds from cash department of the enterprise to the address contained in the application;
- with a bank transfer to the settlement account in the bank (banking details should be specified in the application of the owner of the bond).
Preschedule repayment is not provided
Coverage of bonds of the issue:
Coverage is not provided.

Income from bonds of the issue paid in the accounting quarter:
Money resources: ***0 Rub.***

Other property equivalent: ***0 Rub.***

Other property rights and (or) other income: ***0 Rub.***

Additional essential information on securities of the issue:

Issue serial number: *29*
Series: *3-эк*
Type: interest
Security form: ***nominal paperless***
Face value of one valuable paper of the issue: ***2000 Rub.***

Amount of securities of issue: *3231*
Total amount of issue: *6462000*

Information on the state registration of issue:
Registration date: *25.10.2002*
Regitration number: *4-29-00137-3*
The state registration body: ***Federal Commission on Securities of Russia***

Way of placement: ***converting by reorganization***
Period of placement: *c 30.11.2002 till 30.11.2002*

Current status of issue: placement completed
Amount of actually placed securities according to the registered report on results of issue: *3229*

Information on the state registration of the report on results of issue:
Registration date: *24.01.2003*
The state registration body: ***Federal Commission on Securities of Russia***

Restrictions in circulation of securities of the issue (if available):
No restrictions

Market information on securities of the issue:
Over-the-counter market

Circulation time of bonds of issue: *till 30.12.2009*

Income from bonds of issue:

In percentage of face value: ***Interest payments from the bond are calculated under condition of its presentation to repayment for the period from the date of the beginning of placement of bonds by the issuer prior to the date of submission of the application for repayment of the bond at a rate of 7 % annually from face value of the bond.***

Other property equivalent on one bond (Rub.): not provided

Other income and rights under bonds of the issue: ***1) reception of face value of the bond from the issuer at its repayment in the procedure and the terms which have been mentioned below in the present Prospectus of issue;***

2) reception of the fixed accrued interest from the issuer at repayment at the rate of 7 % annually from face value of the bond for all circulation time in the procedure and the terms mentioned below in the present Prospectus of issue;

3) reception of one extraordinary access to a telephone network at technical availability of phone installation;

4) reception of face value of the bond from the issuer at liquidation of the Society in the sequence established by item 1 of article 64 of the Civil Codes of the Russian Federation, namely:

- First of all requests of citizens towards whom the liquidated Society bears obligations for causing harm to life and health are satisfied, by capitalization of corresponding time payments;

- In the second place, severance payment and labor remuneration settlements with the persons working under a labour agreement (contract) and payment of compensations under author's contracts are made;

- In the third place, requests of creditors under obligations provided with a pledge of property of the liquidated Society are satisfied;

- In the fourth place, the debts on separate payments in the budget and extrabudgetary funds is repaid;

- In the fifth place, settlements with other creditors are made according to the law concerning owners of bonds.

Other rights stipulated by the legislation of the Russian Federation are not applicable.

The period of repayment: *c 30.12.2009 till 30.12.2010*

Conditions and procedure of repayment: ***From the moment of claming repayment presented by the issuer to the owner of the bond during the period from 30.12.2009 to 30.12.2010 by submission of an oral or written application in an arbitrary form.***

The issuer makes repayment of bonds within three months, by payment of face value and the fixed accrued interest at a rate of 7 % from face value of the bond for all circulation time.

Periodicity of settlements with the owner of bonds: lumpsum.

The form of payment: cash, non-cash.

Payments are made:

- with available funds from cash department of the enterprise to the address contained in the application;

- with a bank transfer on the settlement account in bank (banking details should be specified in the application of the owner of the bond).

Preschedule repayment is not provided

Coverage of bonds of the issue:

Coverage is not provided.

Income from bonds of the issue paid in the accounting quarter:

Money resources: ***0 Rub.***

Other property equivalent: ***0 Rub.***

Other property rights and (or) other income: ***0 Rub.***

Additional essential information on securities of the issue:

Issue serial number: ***30***
Series: ***4-эк***
Type: interest
Security form: ***nominal paperless***
Face value of one valuable paper of the issue: ***2500 Rub.***

Amount of securities of issue: ***5995***
Total amount of issue: ***14987500***

Information on the state registration of issue:
Registration date: ***25.10.2002***
Regitration number: ***4-30-00137-3***
The state registration body: ***Federal Commission on Securities of Russia***

Way of placement: ***converting by reorganization***
Period of placement: ***30.11.2002 - 30.11.2002***

Current status of issue: placement completed
Amount of actually placed securities according to the registered report on results of issue: ***5967***

Information on the state registration of the report on results of issue:
Registration date: ***24.01.2003***
The state registration body: ***Federal Commission on Securities of Russia***

Restrictions in circulation of securities of the issue (if available):
No restrictions

Market information on securities of the issue:
Over-the-counter market
Cycle time of bonds of issue: ***c till 31.12.2011***

Income from bonds of issue:
In percentage of face value: ***Interest payments under the bond are caculated under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer prior to the date of submission of the application for repayment of the bond at a rate of 5 % annually from face value of the bond.***
Other property equivalent on one bond (Rub.): not provided
Other income and rights under bonds of the issue: ***1) reception of face value of the bond from the issuer at its repayment;***
2) Reception, at availability of technical feasibility, of one extraordinary access to a telephone network. The owner of bonds pays under the contract for telecommunication services under the tariffs acting at the moment of granting the specified service;

3) reception of face value of the bond from the issuer at liquidation of the Society in the sequence established by item 1 of article 64 of the Civil Codes of the Russian Federation, namely:

-- First of all requests of citizens towards whom the liquidated Society bears obligations for causing harm to life and health are satisfied, by capitalization of corresponding time payments;

- In the second place, severance payment and labor remuneration settlements with the persons working under a labour agreement (contract) and payment of compensations under author's contracts are made;

- In the third place, requests of creditors under obligations provided with a pledge of property of the liquidated Society are satisfied;

- In the fourth place, the debts on separate payments in the budget and extrabudgetary funds is repaid;

- In the fifth place, settlements with other creditors are made according to the law concerning owners of bonds.

Conditions and procedure of repayment: ***The owner of the bond submits the application for its repayment not earlier than 30.06.2011 and not later than 30.11.2011.***

The issuer makes repayment of bonds by payment of face value and the fixed accrued interest at a rate of 5 % for all circulation time from face value of the bond.

Payments are made within 30 days from the date of submission of the repayment application to the issuer by the owner of the bond, but not later than 31.12.2011.

Periodicity of settlements with the owner of the bond: lumpsum.

The form of payment: cash, non-cash.

Preschedule repayment is not provided

Coverage of bonds of the issue:

Coverage is not provided.

Income from bonds of the issue paid in the accounting quarter:

Money resources: ***0 Rub.***

Other property equivalent: ***0 Rub.***

Other property rights and (or) other income: ***0 Rub.***

Additional essential information on securities of the issue:

Issue serial number: ***31***

Series: ***5-эс***

Type: interest

Security form: ***nominal paperless***

Face value of one valuable paper of the issue: ***700 Rub.***

Amount of securities of issue: ***800***

Total amount of issue: ***560000***

Information on the state registration of issue:

Registration date: ***25.10.2002***

Regitration number: ***4-31-00137-3***

The state registration body: ***Federal Commission on Securities of Russia***

Way of placement: *converting by reorganization*
Period of placement: *c 30.11.2002 till 30.11.2002*

Current status of issue: placement completed
Amount of actually placed securities according to the registered report on results of issue: *800*

Information on the state registration of the report on results of issue:
Registration date: *24.01.2003*
The state registration body: ***Federal Commission on Securities of Russia***

Restrictions in circulation of securities of the issue (if available):
No restrictions

Market information on securities of the issue:
Over-the-counter market
Circulation time of bonds of issue: *c till 31.12.2011*

Income from bonds of issue:
In percentage of face value: ***Interest payments under the bond are caculated under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer prior to the date of submission of the application for repayment of the bond at a rate of 5 % annually from face value of the bond.***
Other property equivalent on one bond (Rub.): not provided
Other income and rights under bonds of the issue: ***1) reception of face value of the bond from the issuer at its repayment;***
2) Reception, at availability of a technical opportunity, of one extraordinary access to a telephone network. The owner of bonds pays under the contract for telecommunication services under the tariffs acting at the moment of granting the specified service;
3) reception of face value of the bond from the issuer at liquidation of the Society in the sequence established by item 1 of article 64 of Civil Codes of the Russian Federation, namely:
- First of all requests of citizens towards whom the liquidated Society bears obligations for causing harm to life and health are satisfied, by capitalization of corresponding time payments;
- In the second place, severance payment and labor remuneration settlements with the persons working under a labour agreement (contract) and on payment of compensations under author's contracts are made;
- In third place, requests of creditors under the obligations provided with a pledge of property of the liquidated Society are satisfied;
- In the fourth place, the debt on separate payments in the budget and extrabudgetary funds is repaid;
- In the fifth place, settlements with other creditors are made according to the law concerning owners of bonds.
The period of repayment: *c 30.06.2011 till 31.12.2011*
Conditions and procedure of repayment: ***The owner of the bond submits the repayment application not earlier than 30.06.2011 and not later than 30.11.2011.***
The issuer makes repayment of bonds by payment of face value and the fixed accrued interest at a rate of 5 % for all circulation time from face value of the bond.
Payments are made within 30 days from the date of presentation of the repayment application to the issuer by the owner of the bond, but not later than 31.12.2011.
Periodicity of settlements with the owner of the bond: lumpsum.

The form of payment: cash, non-cash.
Preschedule repayment is not provided
Coverage of bonds of the issue:
Coverage is not provided.

Income from bonds of the issue paid in the accounting quarter:
Money resources: ***0 Rub.***

Other property equivalent: ***0 Rub.***

Other property rights and (or) other income: ***0 Rub.***

Additional essential information on securities of the issue:

Issue serial number: ***32***
Series: ***6-эк***
Type: interest
Security form: ***nominal paperless***
Face value of one valuable paper of the issue: ***1400 Rub.***

Amount of securities of issue: ***1500***
Total amount of issue: ***2100000***

Information on the state registration of issue:
Registration date: ***25.10.2002***
Regitration number: ***4-32-00137-3***
The state registration body: ***Federal Commission on Securities of Russia***

Way of placement: ***converting by reorganization***
Period of placement: ***c 30.11.2002 till 30.11.2002***

Current status of issue: placement completed
Amount of actually placed securities according to the registered report on results of issue: ***1499***

Information on the state registration of the report on results of issue:
Registration date: ***24.01.2003***
The state registration body: ***Federal Commission on Securities of Russia***

Restrictions in circulation of securities of the issue (if available):
No restrictions

Market information on securities of the issue:
Over-the-counter market
Circulation time of bonds of issue: ***c till 31.12.2011***

Income from bonds of issue:

In percentage of face value: ***Interest payments under the bond are caculated under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer prior to the date of submission of the application for repayment of the bond at a rate of 5 % annually from face value of the bond.***

Other property equivalent on one bond (Rub.): not provided

Other income and rights under bonds of the issue: ***1) reception of face value of the bond from the issuer at its repayment;***

2) Reception, at availability of a technical opportunity, of one extraordinary access to a telephone network. The owner of bonds pays under the contract for telecommunication services under the tariffs acting at the moment of granting the specified service;

3) On reception of face value of the bond from the issuer at liquidation of the Society in the sequence established by item 1 of article 64 of Civil Codes of the Russian Federation, namely:

- First of all requests of citizens before which the liquidated Society bears obligations for causing harm to life and health are satisfied, by capitalization of corresponding time payments;

- In the second place, severance payment settlements and a remuneration of labor with the persons working under the labour contract (contract) and on payment of compensations under author's contracts are made;

- In third place, requests of creditors under the obligations provided with a pledge of property of the liquidated Society are satisfied;

- In the fourth place, the debts on separate payments in the budget and extrabudgetary funds is repaid;

- In the fifth place, settlements with other creditors are made according to the law concerning owners of bonds.

The period of repayment: *c **30.06.2011 till 31.12.2011***

Conditions and procedure of repayment: ***The owner of the bond submits the application for its repayment not earlier than 30.06.2011 and not later than 30.11.2011.***

The issuer makes repayment of bonds by payment of face value and the fixed accrued interest at a rate of 5 % for all circulation time from face value of the bond.

Payments are made within 30 days from the date of granting to the issuer by the owner of the bond of the application for repayment, but not later than 31.12.2011.

Periodicity of settlements with the owner of the bond: lumpsum.

The form of payment: cash, non-cash.

Preschedule repayment is not provided

Coverage of bonds of the issue:

Coverage is not provided.

Income from bonds of the issue paid in the accounting quarter:

Money resources: ***0 Rub.***

Other property equivalent: ***0 Rub.***

Other property rights and (or) other income: ***0 Rub.***

Additional essential information on securities of the issue:

Issue serial number: *33*

Series: ***1***

Type: interest

Security form: ***nominal paperless***
Face value of one valuable paper of the issue: ***100 Rub.***

Amount of securities of issue: ***18246***
Total amount of issue: ***1824600***

Information on the state registration of issue:
Registration date: ***25.10.2002***
Regitration number: ***4-33-00137-3***
The state registration body: ***Federal Commission on Securities of Russia***

Way of placement: ***converting by reorganization***
Period of placement: ***c 30.11.2002 till 30.11.2002***

Current status of issue: placement completed
Amount of actually placed securities according to the registered report on results of issue: ***18246***

Information on the state registration of the report on results of issue:
Registration date: ***24.01.2003***
The state registration body: ***Federal Commission on Securities of Russia***

Restrictions in circulation of securities of the issue (if available):
No restrictions

Market information on securities of the issue:
Over-the-counter market
Circulation time of bonds of issue: ***c till 28.06.2003***

Income from bonds of issue:
In percentage of face value: ***Bond interest payments are calculated under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer prior to the date of submission of the application for repayment of the bond at a rate of 0,1 % annually from face value of the bond.***
Other property equivalent on one bond (Rub.): not provided
Other income and rights from bonds of issue: the Owner of the bond has the right:
- Of reception from the issuer of the bond face value at repayment;
- reception of money income at a rate of 0,1 % from face value of the bond at repayment;
- reception at availability of a technical opportunity of access to a telephone network to concrete addresses within one year from the moment of purchase of 20 (twenty) bonds and the conclusion of the contract for granting of access to a telephone network.
The period of repayment: ***c 29.06.2003 till 29.06.2004***
Conditions and procedure of repayment: ***The issuer makes payment of face value and the sum of the income under the bond in cash or by a transfer to the bank on the basis of an application of the owner within three months from the date of submission of the application.***
Preschedule repayment is not provided
Coverage of bonds of the issue:
Coverage is not provided.

Income from bonds of the issue paid in the accounting quarter:

Money resources: ***0 Rub.***

Other property equivalent: ***0 Rub.***

Other property rights and (or) other income: ***0 Rub.***

Additional essential information on securities of the issue:

Issue serial number: ***34***
Series: ***2-U***
Type: interest
Security form: ***nominal paperless***
Face value of one valuable paper of the issue: ***2000 Rub.***

Amount of securities of issue: ***500***
Total amount of issue: ***1000000***

Information on the state registration of issue:
Registration date: ***25.10.2002***
Regitration number: ***4-34-00137-3***
The state registration body: ***Federal Commission on Securities of Russia***

Way of placement: ***converting by reorganization***
Period of placement: ***c 30.11.2002 till 30.11.2002***

Current status of issue: placement completed
Amount of actually placed securities according to the registered report on results of issue: ***500***

Information on the state registration of the report on results of issue:
Registration date: ***24.01.2003***
The state registration body: ***Federal Commission on Securities of Russia***

Restrictions in circulation of securities of the issue (if available):
No restrictions

Market information on securities of the issue:
Over-the-counter market
Circulation time of bonds of issue: ***c till 31.12.2004***

Income from bonds of issue:
In percentage of face value: ***Bond interest payments are calculated under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer prior to the date of submission of the application for repayment of the bond at a rate of 0,1 % annually from face value of the bond.***
Other property equivalent on one bond (Rub.): not provided
Other income and rights from bonds of issue: the Owner of the bond has the right:

- Of reception of face value of the bond from the issuer at repayment;

- Of reception of cash income at a rate of 0,1 % from face value of the bond at repayment;

- Of reception at availability of a technical opportunity of access to a telephone network to concrete addresses within one year from the moment of purchase of 20 (twenty) bonds and the conclusion of the contract for granting of access to a telephone network.

The period of repayment: *c 01.01.2005 till 31.12.2005*

Conditions and procedure of repayment: ***The issuer makes payment of face value and the sum of income under the bond in cash or by transfer to the bank on the basis of the application of the owner within three months from the date of submission of the application.***

Preschedule repayment is not provided

Coverage of bonds of the issue:

Coverage is not provided.

Income from bonds of the issue paid in the accounting quarter:

Money resources: ***0 Rub.***

Other property equivalent: ***0 Rub.***

Other property rights and (or) other income: ***0 Rub.***

Additional essential information on securities of the issue:

Issue serial number: ***35***

Series: ***3-U***

Type: interest

Security form: ***nominal paperless***

Face value of one valuable paper of the issue: ***2000 Rub.***

Amount of securities of issue: ***500***

Total amount of issue: ***1000000***

Information on the state registration of issue:

Registration date: ***25.10.2002***

Regitration number: ***4-35-00137-3***

The state registration body: ***Federal Commission on Securities of Russia***

Way of placement: ***converting by reorganization***

Period of placement: ***c 30.11.2002 till 30.11.2002***

Current status of issue: placement completed

Amount of actually placed securities according to the registered report on results of issue: ***500***

Information on the state registration of the report on results of issue:

Registration date: ***24.01.2003***

The state registration body: ***Federal Commission on Securities of Russia***

Restrictions in circulation of securities of the issue (if available):
No restrictions

Market information on securities of the issue:
Over-the-counter market
Circulation time of bonds of issue: *c till 31.12.2005*

Income from bonds of issue:
In percentage of face value: ***Bond interest payments are charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer prior to the date of submission of the application on repayment of the bond at a rate of 0,1 % annually from face value of the bond.***
Other property equivalent on one bond (Rub.): not provided
Other income and rights from bonds of issue: the Owner of the bond has the right:
- Of reception of face value of the bond from the issuer at repayment;
- Of reception of cash income at a rate of 0,1 % from face value of the bond at repayment;
- Of reception at availability of a technical opportunity of access to a telephone network to concrete addresses within one year from the moment of purchase of 20 (twenty) bonds and the conclusion of the contract for granting of access to a telephone network.
The period of repayment: ***c 01.01.2006 till 31.12.2006***
Conditions and procedure of repayment: ***The issuer makes payment of face value and the sum of income under the bond in cash or by transfer to the bank on the basis of the application of the owner within three months from the date of submission of the application.***
Preschedule repayment is not provided
Coverage of bonds of the issue:
Coverage is not provided.

Income from bonds of the issue paid in the accounting quarter:
Money resources: ***0 Rub.***

Other property equivalent: ***0 Rub.***

Other property rights and (or) other income: ***0 Rub.***

Additional essential information on securities of the issue:

Issue serial number: ***36***
Series: ***4-U***
Type: interest
Security form: ***nominal paperless***
Face value of one valuable paper of the issue: ***2000 Rub.***

Amount of securities of issue: ***500***
Total amount of issue: ***1000000***

Information on the state registration of issue:
Registration date: ***25.10.2002***

Regitration number: ***4-36-00137-3***
The state registration body: ***Federal Commission on Securities of Russia***

Way of placement: ***converting by reorganization***
Period of placement: ***30.11.2002 - 30.11.2002***

Current status of issue: placement completed
Amount of actually placed securities according to the registered report on results of issue: ***500***

Information on the state registration of the report on results of issue:
Registration date: ***24.01.2003***
The state registration body: ***Federal Commission on Securities of Russia***

Restrictions in circulation of securities of the issue (if available):
No restrictions

Market information on securities of the issue:
Over-the-counter market
Circulation time of bonds of issue: ***c till 31.12.2005***

Income from bonds of issue:
In percentage of face value: ***Bond interest payments are calculated under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer prior to the date of submission of the application for repayment of the bond at a rate of 0,1 % annually from face value of the bond.***
Other property equivalent on one bond (Rub.): not provided
Other income and rights from bonds of issue: the Owner of the bond has the right:
- Of reception of face value of the bond from the issuer at repayment;
- reception of cash income at a rate of 0,1 % from face value of the bond at repayment;
- reception at availability of a technical opportunity of access to a telephone network to concrete addresses within one year from the moment of purchase of 20 (twenty) bonds and the conclusion of the contract for granting of access to a telephone network.
The period of repayment: ***c 01.01.2006 till 31.04.2006***
Conditions and procedure of repayment: ***The issuer makes payment of face value and the sum of the income under the bond in cash or by transfer to the bank on the basis of the application of the owner within three months from the date of submission of the application.***
Preschedule repayment is not provided
Coverage of bonds of the issue:
Coverage is not provided.

Income from bonds of the issue paid in the accounting quarter:
Money resources: ***0 Rub.***

Other property equivalent: ***0 Rub.***

Other property rights and (or) other income: ***0 Rub.***

Additional essential information on securities of the issue:

Issue serial number: *37*
Series: ***5-U***
Type: interest
Security form: ***nominal paperless***
Face value of one valuable paper of the issue: ***2000 Rub.***

Amount of securities of issue: ***500***
Total amount of issue: ***1000000***

Information on the state registration of issue:
Registration date: ***25.10.2002***
Regitration number: ***4-37-00137-3***
The state registration body: ***Federal Commission on Securities of Russia***

Way of placement: ***converting by reorganization***
Period of placement: ***c 30.11.2002 till 30.11.2002***

Current status of issue: placement completed
Amount of actually placed securities according to the registered report on results of issue: ***500***

Information on the state registration of the report on results of issue:
Registration date: ***24.01.2003***
The state registration body: ***Federal Commission on Securities of Russia***

Restrictions in circulation of securities of the issue (if available):
No restrictions

Market information on securities of the issue:
Over-the-counter market
Circulation time of bonds of issue: ***c till 31.12.2006***

Income from bonds of issue:
In percentage of face value: ***Bond interest payments are calculated under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer prior to the date of submission of the application on repayment of the bond at a rate of 0,1 % annually from face value of the bond.***
Other property equivalent on one bond (Rub.): not provided
Other income and rights from bonds of issue: the Owner of the bond has the right:
- ***Of reception of face value of the bond from the issuer at repayment;***
- ***reception of cash income at a rate of 0,1 % from face value of the bond at repayment;***
- ***reception at availability of a technical opportunity of access to a telephone network to concrete addresses within one year from the moment of purchase of 20 (twenty) bonds and the conclusion of the contract for granting of access to a telephone network.***

The period of repayment: ***c 03.01.2007 till 31.03.2007***
Conditions and procedure of repayment: ***The issuer makes payment of face value and the sum of the income under the bond in cash or by transfer to the bank on the basis of the application of the owner within three months from the date of submission of the application.***

Preschedule repayment is not provided
Coverage of bonds of the issue:
Coverage is not provided.

Income from bonds of the issue paid in the accounting quarter:
Money resources: ***0 Rub.***

Other property equivalent: ***0 Rub.***

Other property rights and (or) other income: ***0 Rub.***

Additional essential information on securities of the issue:

Issue serial number: ***38***
Series: ***6-U***
Type: interest
Security form: ***nominal paperless***
Face value of one valuable paper of the issue: ***2000 Rub.***

Amount of securities of issue: ***500***
Total amount of issue: ***1000000***

Information on the state registration of issue:
Registration date: ***25.10.2002***
Regitration number: ***4-38-00137-3***
The state registration body: ***Federal Commission on Securities of Russia***

Way of placement: ***converting by reorganization***
Period of placement: ***c 30.11.2002 till 30.11.2002***

Current status of issue: placement completed
Amount of actually placed securities according to the registered report on results of issue: ***500***

Information on the state registration of the report on results of issue:
Registration date: ***24.01.2003***
The state registration body: ***Federal Commission on Securities of Russia***

Restrictions in circulation of securities of the issue (if available):
No restrictions

Market information on securities of the issue:
Over-the-counter market
Circulation time of bonds of issue: ***c till 31.03.2007***

Income from bonds of issue:

In percentage of face value: ***Bond interest payments are calculated under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer prior to the date of submission of the application on repayment of the bond at a rate of 0,1 % annually from face value of the bond.***

Other property equivalent on one bond (Rub.): not provided

Other income and rights from bonds of issue: the Owner of the bond has the right:

- Of reception of face value of the bond from the issuer at repayment;

- reception of cash income at a rate of 0,1 % from face value of the bond at repayment;

- reception at availability of a technical opportunity of access to a telephone network to concrete addresses within one year from the moment of purchase of 20 (twenty) bonds and the conclusion of the contract for granting of access to a telephone network.

The period of repayment: *c 01.04.2007 till 30.06.2007*

Conditions and procedure of repayment: ***The issuer makes payment of face value and the sum of the income under the bond in cash or by transfer to the bank on the basis of the application of the owner within three months from the date of submission of the application.***

Preschedule repayment is not provided

Coverage of bonds of the issue:

Coverage is not provided.

Income from bonds of the issue paid in the accounting quarter:

Money resources: ***0 Rub.***

Other property equivalent: ***0 Rub.***

Other property rights and (or) other income: ***0 Rub.***

Additional essential information on securities of the issue:

Issue serial number: ***39***

Series: ***7-U***

Type: interest

Security form: ***nominal paperless***

Face value of one valuable paper of the issue: ***2000 Rub.***

Amount of securities of issue: ***500***

Total amount of issue: ***1000000***

Information on the state registration of issue:

Registration date: ***25.10.2002***

Regitration number: ***4-39-00137-3***

The state registration body: ***Federal Commission on Securities of Russia***

Way of placement: ***converting by reorganization***

Period of placement: ***c 30.11.2002 till 30.11.2002***

Current status of issue: placement completed

Amount of actually placed securities according to the registered report on results of issue: ***500***

Information on the state registration of the report on results of issue:
Registration date: ***24.01.2003***
The state registration body: ***Federal Commission on Securities of Russia***

Restrictions in circulation of securities of the issue (if available):
No restrictions

Market information on securities of the issue:
Over-the-counter market
Circulation time of bonds of issue: ***till 30.06.2007***

Income from bonds of issue:
In percentage of face value: ***ond interest payments are calculated under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer prior to the date of submission of the application for repayment of the bond at a rate of 0,1 % annually from face value of the bond.***
Other property equivalent on one bond (Rub.): not provided
Other income and rights from bonds of issue: the Owner of the bond has the right:
- Of reception of face value of the bond from the issuer at repayment;
- On reception of cash income at a rate of 0,1 % from face value of the bond at repayment;
- reception at availability of a technical opportunity of access to a telephone network to concrete addresses within one year from the moment of purchase of 20 (twenty) bonds and the conclusion of the contract for granting of access to a telephone network.
The period of repayment: ***c 01.07.2007 till 30.09.2007***
Conditions and procedure of repayment: ***The issuer makes payment of face value and the sum of income under the bond in cash or by transfer to the bank on the basis of the application of the owner within three months from the date of submission of the application.***
Preschedule repayment is not provided
Coverage of bonds of the issue:
Coverage is not provided.

Income from bonds of the issue paid in the accounting quarter:
Money resources: ***0 Rub.***

Other property equivalent: ***0 Rub.***

Other property rights and (or) other income: ***0 Rub.***

Additional essential information on securities of the issue:

Issue serial number: ***40***
Series: ***8-U***
Type: interest
Security form: ***nominal paperless***
Face value of one valuable paper of the issue: ***2000 Rub.***

Amount of securities of issue: ***500***
Total amount of issue: ***1000000***

Information on the state registration of issue:
Registration date: ***25.10.2002***
Regitration number: ***4-40-00137-3***
The state registration body: ***Federal Commission on Securities of Russia***

Way of placement: ***converting by reorganization***
Period of placement: ***c 30.11.2002 till 30.11.2002***

Current status of issue: placement completed
Amount of actually placed securities according to the registered report on results of issue: ***500***

Information on the state registration of the report on results of issue:
Registration date: ***24.01.2003***
The state registration body: ***Federal Commission on Securities of Russia***

Restrictions in circulation of securities of the issue (if available):
No restrictions

Market information on securities of the issue:
Over-the-counter market
Circulation time of bonds of issue: ***till 30.09.2007***

Income from bonds of issue:
In percentage of face value: ***Bond interest payments are charged under condition of its presentation to repayment for the period from the date of the beginning of placement of bonds the issuer before date of submission of the application on repayment of the bond at a rate of 0,1 % annual from face value of the bond.***
Other property equivalent on one bond (Rub.): not provided
Other income and rights from bonds of issue: the Owner of the bond has the right:
- Of reception of face value of the bond from the issuer at repayment;
- reception of cash income at a rate of 0,1 % from face value of the bond at repayment;
- On reception at availability of a technical opportunity of access to a telephone network to concrete addresses within one year from the moment of purchase of 20 (twenty) bonds and the conclusion of the contract for granting of access to a telephone network.
The period of repayment: ***c 01.10.2007 till 30.12.2007***
Conditions and procedure of repayment: ***The issuer makes payment of face value and the sum of income under the bond in cash or by transfer to the bank on the basis of the application of the owner within three months from the date of submission of the application.***
Preschedule repayment is not provided
Coverage of bonds of the issue:
Coverage is not provided.

Income from bonds of the issue paid in the accounting quarter:
Money resources: ***0 Rub.***

Other property equivalent: ***0 Rub.***

Other property rights and (or) other income: ***0 Rub.***

Additional essential information on securities of the issue:

Issue serial number: ***41***
Series: ***9-U***
Type: interest
Security form: ***nominal paperless***
Face value of one valuable paper of the issue: ***2000 Rub.***

Amount of securities of issue: ***500***
Total amount of issue: ***1000000***

Information on the state registration of issue:
Registration date: ***25.10.2002***
Regitration number: ***4-41-00137-3***
The state registration body: ***Federal Commission on Securities of Russia***

Way of placement: ***converting by reorganization***
Period of placement: ***30.11.2002 - 30.11.2002***

Current status of issue: placement completed
Amount of actually placed securities according to the registered report on results of issue: ***500***

Information on the state registration of the report on results of issue:
Registration date: ***24.01.2003***
The state registration body: ***Federal Commission on Securities of Russia***

Restrictions in circulation of securities of the issue (if available):
No restrictions

Market information on securities of the issue:
Over-the-counter market
Circulation time of bonds of issue: ***c till 30.12.2007***

Income from bonds of issue:
In percentage of face value: ***Bond interest payments are calculated under condition of its presentation to repayment for the period from the date of the beginning of placement of bonds by the issuer prior to the date of submission of the application on repayment of the bond at a rate of 0,1 % annually from face value of the bond.***
Other property equivalent on one bond (Rub.): not provided
Other income and rights from bonds of issue: the Owner of the bond has the right:
- Of reception of face value of the bond from the issuer at repayment;
- On reception of cash income at a rate of 0,1 % from face value of the bond at repayment;

- On reception at availability of a technical opportunity of access to a telephone network to concrete addresses within one year from the moment of purchase of 20 (twenty) bonds and the conclusion of the contract for granting of access to a telephone network.

The period of repayment: ***c 03.01.2008 till 30.03.2008***

Conditions and procedure of repayment: ***The issuer makes payment of face value and the sum of income under the bond in cash or by transfer to the bank on the basis of the application of the owner within three months from the date of submission of the application.***

Preschedule repayment is not provided

Coverage of bonds of the issue:

Coverage is not provided.

Income from bonds of the issue paid in the accounting quarter:

Money resources: ***0 Rub.***

Other property equivalent: ***0 Rub.***

Other property rights and (or) other income: ***0 Rub.***

Additional essential information on securities of the issue:

Issue serial number: ***42***

Series: ***10-U***

Type: interest

Security form: ***nominal paperless***

Face value of one valuable paper of the issue: ***2000 Rub.***

Amount of securities of issue: ***500***

Total amount of issue: ***1000000***

Information on the state registration of issue:

Registration date: ***25.10.2002***

Regitration number: ***4-42-00137-3***

The state registration body: ***Federal Commission on Securities of Russia***

Way of placement: ***converting by reorganization***

Period of placement: ***c 30.11.2002 till 30.11.2002***

Current status of issue: placement completed

Amount of actually placed securities according to the registered report on results of issue: ***500***

Information on the state registration of the report on results of issue:

Registration date: ***24.01.2003***

The state registration body: ***Federal Commission on Securities of Russia***

Restrictions in circulation of securities of the issue (if available):

No restrictions

Market information on securities of the issue:

Over-the-counter market

Circulation time of bonds of issue: ***till 30.03.2008***

Income from bonds of issue:

In percentage of face value: ***Bond interest payments are calculated under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer prior to the date of submission of the application for repayment of the bond at a rate of 0,1 % annually from face value of the bond.***

Other property equivalent on one bond (Rub.): not provided

Other income and rights from bonds of issue: the Owner of the bond has the right:

- Of reception of face value of the bond from the issuer at repayment;

- On reception of cash income at a rate of 0,1 % from face value of the bond at repayment;

- On reception at availability of a technical opportunity of access to a telephone network to concrete addresses within one year from the moment of purchase of 20 (twenty) bonds and the conclusion of the contract for granting of access to a telephone network.

The period of repayment: ***c 01.04.2008 till 30.06.2008***

Conditions and procedure of repayment: ***The issuer makes payment of face value and the sum of income under the bond in cash or by transfer to the bank on the basis of the application of the owner within three months from the date of submission of the application.***

Preschedule repayment is not provided

Coverage of bonds of the issue:

Coverage is not provided.

Income from bonds of the issue paid in the accounting quarter:

Money resources: ***0 Rub.***

Other property equivalent: ***0 Rub.***

Other property rights and (or) other income: ***0 Rub.***

Additional essential information on securities of the issue:

Issue serial number: ***43***

Series: ***BT - 1***

Type: interest

Security form: ***Documentary bearer***

Face value of one valuable paper of the issue: ***1000 Rub.***

Amount of securities of issue: ***1000000***

Total amount of issue: ***1000000000***

Information on the state registration of issue:

Registration date: ***24.01.2003***

Regitration number: ***4 - 43 - 00137 - And***

The state registration body: ***Federal Commission on Securities of Russia***

Way of placement: ***Open subscription***
Period of placement: ***c 21.02.2003 till 21.02.2003***

Current status of issue: placement completed
Amount of actually placed securities according to the registered report on results of issue: ***1000000***

Information on the state registration of the report on results of issue:
Registration date: ***14.03.2003***
The state registration body: ***Federal Commission on Securities of Russia***

Restrictions in circulation of securities of the issue (if available):
No restrictions

Market information on securities of the issue:
Closed joint-stock company " Moscow Interbank Currency Stock exchange "
Circulation time of bonds of issue: ***c 15.03.2003 till 15.02.2006***

Income from bonds of issue:
In percentage of face value: ***the Owner of the Bond has the right to reception of the fixed interest from face value of the Bond (coupon income).***

Calculation of a sum payment on each coupon of the Bond is made under the following formula:
Kj = Cj * Nom * (T (j) - T (j-1)) / 365/100 %
Where
j - is the serial number of the coupon period, j=1... 12
Kj - is coupon payment sum per Bond
Nom - face value of one Bond
C j - the size of the interest rate of the j-th coupon, in percent annually
T (j-1) - start date of the j-th coupon period
T (j) - closing date of the j-th coupon period
The sum of payment under the coupon is defined with an accuracy of one copeck (the rounding of the second decimal place is made as follows: in case if the third decimal place is more than 5 or is equal to 5, the second decimal place increases by adding 1; in case if the third decimal place is less than 5, the second decimal place does not change).
If the payment date of the coupon income for any of the twelve coupons of the Bonds falls on a day off irrespective, whether it will be a national day off or a day off for settlement operations, payment of the appropriate sum is made on the first working day following the day off. The owner of the Bond has no right to demand calculation of interest or any other indemnification for such a delay in payment.

Other property equivalent on one bond (Rub.): not provided
Other income and rights under bonds of the issue: ***The owner of the Bond has the right to exercise all the other rights stipulated by the legislation of the Russian Federation.***
The period of repayment: ***the start date of repayment of Bonds of the issue is the 1096-th (One thousand ninety sixth) day from the date of the beginning of placement of Bonds of the issue - 21.02.2006. The start and termination dates of repayment of Bonds of the issue coincide - 21.02.2006.***
Conditions and procedure of repayment: ***Repayment of Bonds are made by a payment agent on behalf of the Issuer (further in the text - the Payment agent), its functions are carried out by:***

Long title: Joint-stock commercial bank " Moscow Business World " (open joint-stock company)
Short company name: MDM-BANK
Location 115035, Moscow, Sadovnicheskaya str., 3
Mail address: 115035, Moscow, Sadovnicheskaya str., 3

The issuer can appoint additional payment agents and cancel such assignments. The communique of the Issuer about the specified actions is published by the Issuer in time not later than 10 (Ten) working days prior to the date of fulfillment of such assignments or their cancellation in the newspaper "Vedomosti".

If the Bonds repayment date falls on a day off - irrespective , whether it will be a national day off or a day off for settlement operations, the payment of the appropriate sum is made on the first working day following the day off. The owner of the Bond has no right to demand calculation of interest or any other indemnification for such a delay in payment.

Repayment of Bonds is made acording to face value.

Repayment of Bonds is made in currency of the Russian Federation in the non-cash procedure for the benefit of owners of Bonds.

It is presumed that nominal holders, NDC depositors, are authorized to receive the Bond repayment sums. NDC Depositor and-or another person, not authorized by the clients to receive Bond repayment sums not later than on the 3 (Third) working day prior to the established date of repayment of Bonds, submit to NDC the list of Bond owners which should contain all details mentioned below in the List of owners and-or nominal holders of Bonds.

Repayment of Bonds is made for the benefit of owners of the Bonds at the end of NDC operational day, prior to the sixth day before Bond repayment date (further in the text - " Date of drawing up the list of owners and-or nominal holders of Bonds ").

Execution of the obligation in relation to the owner included in the list of owners and-or nominal holders of Bonds, is recognized appropriate, also in case of alienation of Bonds after the Date of drawing up the list of owners and-or nominal holders of Bonds.

Not later than on the 2 (Second) working day prior to the date of repayment of Bonds, the NDC submits to the Issuer and-or the Payment agent the list of owners and-or nominal holders of the Bonds, made on Date of drawing up the list of owners and-or nominal holders of the Bonds, including the following data:

a) long title of the person, authorized to receive sums of Bond repayment.

In case if Bonds are transferred by the owner to a nominal holder and the nominal holder is authorized to receive Bond repayment, the long title of the nominal holder is indicated.

In case if Bonds are not transferred to the nominal holder and-or the nominal holder is not authorized by the owner to receive Bond repayment, the long title of the owner of Bonds (First name, middle initial, last name the owner - for the physical person) is indicated;

b) Amount of Bonds taken into account on the depot account of the owner or the interdepositary account of the nominal holder of Bonds, authorized to receive Bond repayment;

c) Location and mail address of the person, authorized to receive Bond repayment;

d) Details of the bank account of the person, authorized to receive Bond repayment, namely:

- Number of the account;

- The name of the bank in which the account is open;

- The correspondent account of the bank in which the account is open;

- The bank identification code of the bank in which the account is open;

e) Identification number of tax payer (INN) of the person, authorized to receive Bond repayment;

f) The tax status of the person, authorized to receive Bond repayment (TSR, non-resident with permanent agency in the Russian Federation, non-resident without permanent agency in the Russian Federation, etc.).

Owners of Bonds, their authorized proxies, including NDC depositors, independently trace completeness and accuracy of details of the bank account given by them to NDC. In case of a default of submission or delayed submission of the specified details to NDC, execution of such obligations is made to the person who submitted the request for execution of obligations and was owner of Bonds on date of request presentation. In this case, the execution of obligations under Bonds by the Issuer is made on the basis of NDC data.

Not later than on the 2-nd (Second) working day prior to the date of Bonds repayment, the Issuer transfers the necessary money sums to the account of the Payment agent.

On the basis of the list of owners and-or nominal holders of the Bonds given by NDC, the Payment agent calculates sums of money to be paid to each person, specified in the list of owners and-or nominal holders of Bonds.

On the date of repayment of Bonds, the Payment agent transfers the necessary money sums to accounts of the persons authorized to receive Bond repayment, specified in the list of owners and-or nominal holders of Bonds.

In case if one person is authorized to receive Bond repayment on behalf of several owners of Bonds, the total sum is transferred to such person without distribution for each owner of Bonds.

Preschedule repayment is not provided

Coverage of bonds of the issue:

The warrant agency: ***limited liability company " Financial group "Web-invest ".***

Kind of debt security: ***guarantee***

The size of debt security in money terms: ***1000000000***

Income from bonds of the issue paid in the accounting quarter:

Cash: ***0 Rub.***

Other property equivalent: ***Rub.***

not provided

Other property rights and (or) other income: ***Rub.***

not provided

Additional essential information on securities of the issue:

The guarantor undertakes to be responsible for execution of obligations of the Issuer on payment of the sum of face value of all issued bonds, the cumulative coupon income under bonds. The resolution determined according to conditions of placement and the prospectus of issue of bonds, and also of public irrevocable obligations (offers) of the issuer for the repayment of the bonds, conditions and procedure of execution is established in item 9 " Resolutions on issue of bonds " and item 56.13" of the Prospectus of Issue ".

G. Other information on securities of the issuer.

58, 59, 60. Rights of owners of shares of the issuer. Dividends under shares of the issuer.

58.1

Category of shares: ordinary

Form of shares: ***nominal paperless***

Long title of category / type of shares: ***ordinary nominal paperless shares***

Rights of the owner of shares of the given category (type):

Each common share of the Society gives to the stockholder, its owner, an equal volume of rights (item 7.1. of The charter):

Each stockholder, owner of common stocks of the Society has the right:

1. To participate in the general meeting of stockholders of the Society according to the procedure stipulated by the current legislation of the Russian Federation;

2. To receive dividends according to the procedure stipulated by the current legislation of the Russian Federation and the present Charter, in case of their declaration by the Society;

3. To receive a part of property of the Society, remaining after its liquidation, in proportion to the number of shares held by him;

4. To get access to the documents stipulated by item 1 of article 89 of the Federal law " About joint-stock companies ", according to the procedure stipulated by item 91 of the specified law;

5. To demand from the registrar of the Society the acknowledgement of the rights of the stockholder to shares by delivering him an extract from the Register of the Society;

6. To receive from the registrar of the Society the information on all records on his personal account, and also other information stipulated by legal acts of the Russian Federation, establishing the procedure of conducting the Register;

7. To alienate shares held by him without consent of other stockholders and of the Society;

8. In the cases stipulated by the current legislation of the Russian Federation to protect in the judicial procedure the broken civil rights, including to demand from the Society the compensation of damage;

9. To demand the repayment of all or part of shares held by the stockholder by the Society in cases and following the procedure stipulated by the current legislation of the Russian Federation;

10. To sell shares to the Society in case if the Society passed a resolution on purchase of the specified shares;

11. To demand from the Society an extract from the list of persons having right of participation in the General meeting of stockholders, containing information on the stockholder.

The stockholder owning more than 1 percent of voting shares of the Society, has the right to demand from the registrar of the Society the information on name (title) of the owners of shares registered in the Register and on amount, category and face value of shares held by them (the specified information is given without indication of addresses of stockholders).

The stockholders (stockholder) owning in aggregate not less than 1 percent of placed common stocks of the Society, have the right to appeal in court with the claim against a member of the Board of directors of the Society, the sole executive of the Society, a member of the joined executive agency of the Society, and also to the managing organization or the manager about a compensation of damage, caused to the Society as a result of guilty actions (omission) of the specified persons.

The stockholders possessing not less than 1 percent of votes in the general meeting of stockholders, have the right to demand from the Society the submission of the list of persons having the right of participation in the assembly. In addition, the data, documents and mail address of the stockholders included in this list are given only with their consent.

The stockholders (stockholder), owners of not less than 2 percent of voting shares of the Society, have the right to propose issues to the agenda of the annual general meeting of stockholders and to put forward candidates for management and control bodies of the Society. During preparation of the extraordinary general meeting of stockholders with the agenda of election of the Board of directors of the Society, the specified stockholders (stockholder) have the right to offer candidates for election to the Board of directors of the Society.

The stockholders (stockholder) who own in aggregate not less than 10 percent of voting shares of the Society, have the right to demand from the Board of directors of the Society the convocation of an extraordinary general meeting of stockholders. In case if during the term established by the current legislation of the Russian Federation and the present Charter of the Board of directors of the Society, the resolution on convocation of the extraordinary general

meeting of stockholders is not adopted or the resolution on refusal of the convocation is adopted, the extraordinary meeting can be called by the specified stockholders.

The stockholders (stockholder) who own in aggregate not less than 10 percent of voting shares of the Society, have the right to demand at any time auditing of financial and economic activity of the Society.

The stockholders (stockholder) having in aggregate not less than 25 percent of voting shares of the Society have the right of access, and also have the right to receive copies of book keeping documents and the minutes of sessions of the joined executive agency of the Society.

Stockholders - owners of common stocks of the Society have other rights stipulated by the current legislation of the Russian Federation, other legal acts of the Russian Federation issued within the limits of their powers, and also the present Charter.

Dividends under shares of the specified category (type):

Period: ***1999.***

size of dividends per share (Rub.): ***0.14***

Total sum of dividends per share of the specified category (type) (Rub.): ***12274000***

Total sum of dividends actually paid for shares of the specified category (type) (Rub.): ***12202636***

Period: ***2000.***

Size of dividends per share (Rub.): ***0.27***

Total sum of dividends per share of the specified category (type) (Rub.): ***23626708***

Total sum of the dividends actually paid for shares of the specified category (type) (Rub.): ***23530297***

Period: ***2001.***

Size of dividends per share (Rub.): ***0.32***

Total sum of dividends per share of the specified category (type) (Rub.): ***28000795***

Total sum of the dividends actually paid for shares of the specified category (type) (Rub.): ***23809688***

Size of dividends calculated for shares of the specified category (type), on which the term of payment did not begin (Rub.):

58.2

Category of shares: ***preferred***

Type of shares: ***A***

Form of shares: ***nominal paperless***

Long title of category / type of shares: ***preferred nominal paperless type A shares***

Rights of the owner of shares of the specified category (type):

Each preference share of type A of the Society gives the stockholder, its owner, equal rights. (item 8.1. The charter)

Each preference share of type And Society gives the stockholder, its owner equal rights. (item 8.1. The charter)

Owners of preferred type A shares have the right to receive the annual fixed dividend except for the cases stipulated by the present Charter. The total sum paid as dividend for each type A preference share, is established at a rate of 10 percent of net profit of the Society according to results of the prior fiscal year, divided by number of shares making 25 percent of the charter capital of the Society. In addition, if the sum of the dividends paid by the Society on each common stock in a certain year, exceeds the sum to be paid as dividends for each type A

preference share, the size of dividends paid on the latter, should be increased up to the size of dividends paid for common stocks.

Owners of preferred type A shares have the right to participate in the general meeting of stockholders with a vote at the resolution of issues of reorganization and liquidation of the Society, and also on an issue of emendments and additions to the Charter of the Society, in a case if the specified changes limit rights of the specified stockholders.

Owners of preferred type A shares have the right to participate in the general meeting of stockholders with a vote on all issues of the agenda of the assembly in case if the assembly of stockholders (irrespective of the reasons) did not adopt the resolution on dividend payment or adopt the resolution on incomplete dividend payment for preferred type A shares. The specified right arises for owners of preferred type A shares since the assembly following the annual meeting of stockholders which did not adopt the resolution on dividend payment and stops from the moment of the first dividend payment for the specified shares in full size.

Owners of preferred type A shares have the rights stipulated by item 7.2.3, item 7.2.4, item 7.2.5, item 7.2.6, item 7.2.7, item 7.2.8, item 7.2.10, item 7.2.11 of the present Charter for owners of common stocks of the Society. These rights are given to stockholders, owners of preferred type A shares including in case if the specified shares are not voting.

Owners of preferred type A shares have the rights stipulated by item 7.3, item 7.6, item 7.7, item 7.8, item 7.9 of the present Charter in case if preferred type A shares have the right of a vote on all issues of the competence of the general meeting of stockholders of the Society.

Owners of preferred type A shares have the right to demand the repayment of all or parts of shares belonging to the stockholder by the Society in cases and following the procedure, stipulated by the current legislation of the Russian Federation.

Owners of preferred type A shares, possessing not less than 1 percent of votes of the general meeting of stockholders have the right to demand the list of persons having the right of participation in the assembly from the Society. In addition the data of documents and the mail address of the stockholders included in this list, are given only with their consent.

Stockholders, owners of preferred type A shares have other rights stipulated by the current legislation of the Russian Federation, other legal acts of the Russian Federation, and the present Charter.

Dividends for shares of the specified category (type):

Period: *1999.*

Size of dividends calculated per share (Rub.): *0.6*

Total sum of dividends calculated per share of the specified category (type) (Rub.): *17535000*

Total sum of the dividends actually paid for shares of the specified category (type) (Rub.): *17048292*

Period: *2000.*

Size of dividends calculated per share (Rub.): *1.04*

Total sum of dividends calculated for share of the specified category (type) (Rub.): *30302509*

Total sum of dividends actually paid for shares of the specified category (type) (Rub.): *29726433*

Period: *2001.*

Size of dividends calculated per share (Rub.): *0.96*

Total sum of dividends calculated per share of the specified category (type) (Rub.): *27993888*

Total sum of the dividends actually paid for shares of the specified category (type) (Rub.): *23466737*

Size of dividends calculated for shares of the specified category (type), for which the payment term did not begin yet (Rub.):

61. Restrictions in circulation of securities.

See items 56 and 57

62. Other essential information on securities of the issuer.

On January 24, 2003, the Federal Commission on Securities of Russia registered Reports on results of issue of securities of the issuer and the Prospectus of issue of bonds of series BT - 1.

On February 7, 2003 - the beginning of the tenders for shares of the issuer at " RTS " stock exchange, Reports on results of issue of which are registered by the Federal Commission on Securities of Russia on 24.01.2003.

On March 14, 2003, the Federal Commission on Securities of Russia registered the Report on results of issue of bonds of the issuer of series BT - 1, the state regitration number of issue is № 4-43-00137-3 from 24.01.2003.

The management of the Moscow Interbank Stock Exchange on March 21, 2003 made the resolution on inclusion of unlisted securities in the List of the Moscow Interbank Stock Exchange and the beginning of the tenders on March, 25 2003 of documentary intrest bearer bonds of series BT - 1, with the state regitration number of issue № 4-43-00137-3 dated 24.01.2003, with trading code - RU 0007757472.

On March 31, 2003, the inspection of the Ministry of Taxes and Tax Collection of Russia of the Nizhniy Novgorod Region registered the Charter of the issuer in a new wording. The charter capital of the society increased and makes 1639764970 rubles (item 6.1. of article 6 of the Charter of OJSC " VolgaTelecom ").

Other essential information on securities of the issuer: n/a.

Appendix to items 45 – 46.

Accounting statement for year 2000.

OPEN JOINT STOCK COMPANY
"NIZHEGORODSVIAYZINFORM"

ORDER

ON THE COMPANY'S ACCOUNTING POLICY FOR YEAR 2000

January 12 № 3/1 Nizhny Novgorod city

On the basis and in accordance with Federal law of 21.11.96 № 129-ФЗ,
The Provision on keeping book accounting records and reports in RF (Order of RF Ministry of finances № 34-н), the Provision on book accounting records "The company's accounting policy" PBAR 1/98, approved by Order of RF Ministry of finances № 60-н of 09.12.98

I give orders:

1. To accept the following accounting policy for year 2000:
1) As of January 1, 2000 the fixed assets, received under the exchange contract, are absent.
2) As of 01.01.2000 the cost of fixed assets may be changed as a result of:
a) reappraisal,
b) reconstruction,
c) modernization.
3) The period of efficient use of the fixed assets is defined by the norms established by RF legislation.
4) The fixed assets received under the gift contract are not depreciated.
5) Non-used production fixed assets are granted on lease.
6) Lease income is operating revenue.
7) Improvement of leased property is carried out proceeding from the contract terms and conditions.
8) Depreciation on fixed assets is charged by linear method by the norms established by the Regulation of the Council of Ministers of the USSR of 22.10.90 № 1072 with the application of shortcut method.
9) The costs for repair of fixed assets are included in the products prime cost as the repair proceeds.
10) As of 01.01.2000 intangible assets are on the balance of the Company and the branches (as per the record sheets)
11) Depreciation is charged proceeding from the period of efficient use.
12) The method of appraisal of inventories – by the cost of each unit.
13) The inventories may be pawned.
14) The goods are recorded by buying cost.
15) The difference between actual prime cost and the price of potential realization of goods (works, services) is referred to the financial result.
16) Transportation costs for goods delivery above agreed price of the supply are accounted in the structure of actual expenses for acquisition.
17) The record of inventories receipt is kept by using accounts 10, 12, 41.
18) The cost limit of little value and high-wear items and fixed assets is set in the amount defined by

PBAR 6/97.

19) Depreciation of little value and high-wear items is charged by percent method (at the rate of 100%).

20) There are no little value and high-wear items which are not depreciated as of 01.01.2000.

21) Uncompleted construction is appraised by the method of inventory by actual production costs.

22) Integrated products during the release are accounted at account 40 "Integrated products" by actual prime cost.

23) The reserve for doubtful debts is being created.

24) The interests under borrowed funds for acquisition of inventories are accounted in the structure of actual expenses for acquisition.

25) The reserves of future expenses and payments are not created.

26) Exchange rate differences are accounted at the account of financial results.

27) Fund method is applied for accounting of profit usage.

28) As of 01.01.2000 there are balances on account 31 "Expenses of future periods" in the amount of 1218 thousand rubles. Writing off period is year 2000.

29) Debt securities are not reappraised.

31) The reserve for depreciation of investments into shares is not carried out.

32) The method of defining proceeds "upon payment" is applied for taxation purposes.

33) Correction of proceeds and prime cost for taxation purposes is carried out by the ratio of paid products.

34) Separate accounting of expenses for production and realization should be ensured for the following activities:

1. major, production,
2. agency business,
3. trading,
4. construction,
5. other.

35) The right of signature of invoices is granted to officials.

36) Periodicity and procedure of dividends distribution is defined by shareholders general meeting.

37) The costs of the report period are subdivided into direct and indirect ones, the latter being included into the actual prime cost to determine total actual prime cost.

41) Commercial and administrative expenses are considered to be the expenses of that report period when they occurred.

40) The goods transferred to other organizations for realization on commission and other similar terms are accounted at account 45 "Goods shipped". The expenses under account 45 are acknowledged as the debts are paid off, i.e. paid.

42) Essential techniques of accounting keeping should be disclosed in explanatory note which is part of the company's accounting statement for the report year. The changes in the accounting policy, essentially affecting the evaluation and decision making by the users of accounting statement in the report year or in the periods following the report one, and also the reasons of these changes and the evaluation of their consequences in value terms should be disclosed separately in the accounting statement.

II OJSC chief accountant Mrs. Kireeva A.M. should

1) Assign bookkeeping department as structural division.

2) Organize the bookkeeping department operation by line and staff principle.

3) Separate newly established Branches on separate balance.

4) Set the date of providing intermediate reporting by structural divisions prior to the 20-th day of the month following the report one.

5) Use the Work plan of accounts for showing economic operations (Appendix 1).

6) Apply standard form of primary accounting documentation for the accounting of:

a) fixed assets;

b) intangible assets;

c) inventories.

7) Carry out the inventory in accordance with the requirements of Provisions on bookkeeping and reporting and corresponding standard acts.

8) Work out the schedule of documents circulation.

9) Use for the guidance the appendix to the order - the Table of elements of accounting policy.

III. The control for the order execution is imposed on OJSC chief accountant Mrs. Kireeva A.M.

General Director of
OJSC "Nizhegorodsviayzinform" signature V.F. Lyulin

CONCLUSION OF AUDITING COMPANY

To OJSC "Nizhegorodsviayzinform" shareholders on OJSC "Nizhegorodsviayzinform" accounting for year 2000.

OJSC "Nizhegorodsviayzinform" is registered by Nizhny Novgorod registration chamber of Administration of Nizhny Novgorod city on 20.10.99, certificate of state registration № 8846.

OJSC "Nizhegorodsviayzinform" location: 603000, Nizhny Novgorod, M.Gorky sq., Post House.

We carried out the audit of OJSC "Nizhegorodsviayzinform" accounting for year 2000. This accounting is prepared by OJSC "Nizhegorodsviayzinform" executive body proceeding from "Provision on bookkeeping and accounting in RF" approved by order of RF Ministry of finances of 29.07.98. № 34н (with changes as of 23.08.2000).

OJSC "Nizhegorodsviayzinform" executive body is responsible for the preparation of this accounting. Our duty was to express our opinion on reliability of this accounting in all essential aspects on the basis of conducted audit.

We carried out the audit in accordance with "Provisional rules of auditing activity in RF" approved by Decree of RF President of 22.12.93. № 2263. The audit was planned and carried out in such a way so that to get sifficient confidence in the fact that this accounting does not contain essential distortions. The audit included checking of primary documents, numerical data and explanations contained in the accounting, on sample basis. We believe that conducted audit provides sufficient grounds to express the opinion on reliability of this accounting.

In our opinion the accounting, attached to this Conclusion, taking into account the changes subject to inclusion based on the results of auditing, is reliable, i.e. it is prepared in such a way so that to ensure, in all essential aspects, the showing of assets and liabilities of OJSC "Nizhegorodsviayzinform" as of January 01, 2001 and financial results of its activity for year 2000 proceeding from " Provision on bookkeeping and accounting in RF" approved by order of RF Ministry of finances of 29.07.98. № 34н.

Director of
LLC "Auditing company "Astreya" signature N.V.Zyrayanova
The auditor leading the checking Seal
Qualification certificate № 003113 signature S.S.Sorokina
Issued by RF Ministry of finances on 24.01.95.

ACCOUNTING BALANCE SHEET

	Codes
Form № 1 by OKUD	0710001
Date (year, month, day)	2001 / 03 / 30
By OKPO	01142788
ITN	5260901817
By OKPD	52300
By OKOPF/OKFS	47 / 16
By OKEI	384

For year 2000

Organization: **Open joint stock company "Sviayzinform" of Nizhny Novgorod oblast**

Identification Taxpayer Number **5260901817**

Industry (activity kind): **Communication**

Organizational-legal form: **Open joint stock company**

Measure unit: **thousand rubles**

Address **Nizhny Novgorod, Gorky sq., Post House**

ASSETS	Line code	By the report period beginning	By the report period end
1	2	3	4
I NON-CIRCULATING ASSETS			
Intangible assets (04,05)	110	989	1501
including: Patents, licenses, trade marks (service marks), Other similar rights and assets	111	625	1074
Organization expenses	112	-	-
The company's business reputation	113	-	-
Fixed assets (01,02,03)	120	1181370	1330302
including: Land and environmental management objects	121	82	86
Buildings, machines and equipment	122	1074301	1265925
Uncompleted construction (07,08,16,61)	130	156853	139611
Profitable investments into material values (03)	135	-	-
including: Property for granting on leasing	136	-	-
Property provided under the contract of hire	137	-	-
Long-term financial investments (06,82)	140	25577	26103
including: investments in affiliates	141	-	-
investments in dependent companies	142	-	-
investments in other organizations	143	25577	25603
Loans granted to organizations for the period over 12 months	144	-	500
Other long-term financial investments	145	-	-
Other non-circulating assets	150	-	-
Total for section I	190	1364789	1497517
II CIRCULATING ASSETS			

Inventories	210	71825	88677
including:			
Raw materials, supplies and other similar values (10,12,13,16)	211	61598	66909
livestock for rearing and fattening (11)	212	-	-
expenses in work in progress (distribution costs) (20,21,23,29,30,36,44)	213	143	26
Finished commodity and goods for resale (16,40,41)	214	8076	15165
goods shipped (45)	215	790	1676
Expenses of future periods (31)	216	1218	4901
Other inventories and expenses	217	-	-
VAT for acquired valuables (19)	220	11554	11102
Accounts receivable (payments are expected in over 12 months *after the* report date)	230	-	-
including:			
Buyers and customers (62,76,82)	231	-	-
bills receivable (62)	232	-	-
debt of affiliates and dependent companies (78)	233	-	-
advances paid out (61)	234	-	-
other debtors	235	-	-
Accounts receivable (payments are expected within 12 months after the report date)	240	322441	363179
including:			
Buyers and customers (62,76,82)	241	268340	274585
bills receivable (62)	242	80	194
debt of affiliates and dependent companies (78)	243	-	-
debt of participants (founders) in contributions to charter capital (75)	244	-	-
advances paid out (61)	245	3001	12884
other debtors	246	51020	75516
Short-term financial investments (56,58,82)	250	274	169
including:			
Loans provided to organizations for the period less than 12 months	251	-	-
Own shares purchased out from shareholders	252	208	169
Other short-term financial investments	253	66	
Monetary resources	260	14953	19441
including:			
cash (50)	261	1243	1577
Settlement accounts (51)	262	9097	16447
Foreign currency accounts (52)	263	-	-
Other monetary resources (55,56,57)	264	4613	1417
Other circulating assets	270	233	
Expenses not financed from the budget	271	-	-
Total for section II	290	421280	482568
BALANCE (the sum of lines 190+290)	300	1786069	1980085

LIABILITIES	Line code	By the report period beginning	By the report period end
1	2	3	4
III CAPITAL AND RESERVES			
Charter capital (85)	410	583388	583388
Additional capital (87)	420	433611	509334
Reserve capital (86)	430	34535	43682
including:			
reserve funds, formed according to laws and regulations	431	34535	43682
reserves, formed according to constituent documents	432	-	-
Social Security Fund (88)	440	34669	34669

Targeted financing and earnings (96)	450		
Undistributed profit of the past years (88)	460	177149	
Non-covered loss of past years (88)	465		-
Expenses of past years not covered by financing	466	(19392)	
Undistributed profit of the report year (88)	470	-	302330
Non-covered loss of the report year (88)	475	-	
Expenses of the report period not covered by financing	476		
Total for section III	490	1243960	1473403
IV LONG-TERM LIABILITIES			
Loans and credits (borrowed funds) (92,95)	510	57970	56970
including: Banks credits to be settled in over 12 months after the report date	511	-	-
Loans to be settled in over 12 months after the report date	512	57970	56970
Other long-term liabilities	520	273409	183149
Total for section IV	590	331379	240119
V SHORT-TERM LIABILITIES			
Borrowed funds (90,94)	610	-	-
including: Banks credits to be settled within 12 months after the report date	611	-	-
Loans to be settled within 12 months after the report date	612	-	-
Accounts payable	620	192405	215332
including: Suppliers and contractors (60,76)	621	71188	60106
notes payable (60)	622	-	-
debt to affiliates and dependent companies (78)	623	-	-
wages arrears (70)	624	4116	8475
debt to state non-budget funds (69)	625	5441	8069
debt to the budget (68)	626	33773	44312
advance payments received (64)	627	14055	16436
other creditors	628	63832	77934
Debt to participants (founders) of income payment (75)	630	7098	17713
Income of future periods (83)	640	11	21808
Reserves for future expenses (89)	650	11216	11710
Other short-term liabilities	660	-	-
Total for section V	690	210730	266563
BALANCE (sum of lines 490+590+690)	700	1786069	1980085

Reference on availability of values taken stock of at off balance sheet accounts

Item description	Line code	By the report period beginning	By the report period end
1	2	3	4
Leased fixed assets (001)	910	5494	5494
Including under leasing	911	2578	2578
Inventory holdings, accepted for custody (002)	920	238	62
Goods accepted for commission (004)	930	-	-
Accounts receivable written off to losses			

of insolvent debtors (007)	940	28449	32074
Received security of liabilities and payments (008)	950	-	-
Issued security of liabilities and payments (009)	960	-	-
Deterioration of housing resources (014)	970	481	736
Deterioration of objects of outdoor accomplishment and other similar objects (015)	980	-	-
Registered high-security forms	990	4929	5117

PROFIT AND LOSS STATEMENT

	Codes		
Form № 2 by OKUD	0710002		
Date (year, month, day)	2001	03	30
By OKPO	01142788		
ITN	5260901817		
By OKPD	52300		
By OKOPF/OKFS	47	16	
By OKEI	384		

For year 2000

Organization: **Open joint stock company "Sviayzinform" of Nizhny Novgorod oblast**

Identification Taxpayer Number **5260901817**

Industry (activity kind): **Communication**

Organizational-legal form: **Open joint stock company**

Measure unit: **thousand rubles**

Address **Nizhny Novgorod, Gorky sq., Post House**

Item description	Line code	For the report period	For similar period of the previous year
1	2	3	4
I. receipts and expenditures under common kinds of activity			
Proceeds (net) of sales of goods, products, works, services (excluding VAT, excise taxes and similar obligatory payments)	010	1401431	1036369
including from the sales of communication services	011	1319264	991114
Prime cost of sold goods, products, works, services	020	943442	685065
Including sold communication services	021	867594	634004
Gross profit	029	457989	351304
Commercial expenses (R&D)	030	8962	-
Managerial expenses	040	-	-
Profit (loss) from sales (lines 010-020-030-040))	050	449027	351304
II. Operation receipts and expenditures			
Interest receivable	060	404	329
Interest payable	070	-	-
Income from participation in other ventures	080	3011	2581
Other operation income	090	15579	17167
Other operation expenses	100	48546	55991
III. Extraordinary receipts and expenditures			
Other extraordinary receipts	120	60250	18814
Other extraordinary expenditures	130	67550	118011
Profit (loss) before taxation (lines (050+060-070+080+090-100+120-130)	140	412175	216193
Income tax and other similar obligatory payments	150	109845	39009
Profit (loss) from common activity	160	302330	177184

IV. Extraordinary income and expenses			
Extraordinary income	170	-	-
Extraordinary expenses	180	-	35
Net profit (non-distributed profit (loss) of the report period) (lines(160+170-180))	190	302330	177149
BY REFERENCE			
Dividends per one share: *			
Under preferred shares	201	0,00104	0,0006
Under ordinary shares	202	0,00311	0,00182
The amount of dividends expected in the next report year per one share: *			
Under preferred shares	203	0,00055	-
Under ordinary shares	204	0,00165	-

* It is filled in the annual accounting statement.

Breakdown of some profits and losses

Item description	Line code	For the report period		For similar period of the previous year	
		profit	loss	profit	loss
1	2	3	4	5	6
Penalties, interest fines and the late payment fees recognized or according to decisions of court (arbitration court) on their collecting	210	2428	196	857	176
Profit (loss) of the past years	220	1645	1550	1352	2219
Indemnification of damage, caused by default or inadequate execution of obligations	230	45		12	9
Exchange rate differences in operations with foreign currency	240	33676	25537	12319	93992
Decrease(Reduction) in the prime cost of inventories(stocks) by the accounting period end	250				
Write-off of debtor and creditor debts, with term of limitation of actions expired	260	6057	13830	54	16164
	270				

STATEMENT ON CAPITAL CHANGES

For year 2000

Organization: **Open joint stock company "Sviayzinform" of Nizhny Novgorod oblast**

Identification Taxpayer Number **5260901817**

Industry (activity kind): **Communication**

Organizational-legal form: **Open joint stock company**

Measure unit: **thousand rubles**

	Codes		
Form № 3 by OKUD	0710003		
Date (year, month, day)	2001	03	30
By OKPO	01142788		
ITN	5260901817		
By OKPD	52300		
By OKOPF/OKFS	47	16	
By OKEI	384		

Item description	Line code	Balance on the report year beginning	Received in the report period	Spent (used) in the report year	Balance on the report year end
1	2	3	4	5	6
I. CAPITAL **Charter capital**	010	583388	-	-	583388
Additional capital	020	433611	97367	21644	509334

From line 020 including Increment of property value at reappraisal	021	148736	-	2250	146486
Reserve fund	030	34535	9147		43682
Reserves formed in accordance with constituent documents	040	-	-	-	-
Non-distributed profit of past years - total	050	177149	-	177149	
including: the source of financing of capital investments of production purpose	051	-	-	-	-
	052				
	053	-	-	-	-
	054	-	-	-	-
	055	-	-	-	-
Social security fund	060	34669			34669
Targeted financing and receipts – total	070	-	-	-	-
including: from budget	071	-	-	-	-
	072	-	-	-	-
	073	-	-	-	-
Total for section I	**079**	1263352	106514	198793	1171073
II. Reserves of future expenses – total	**080**	11216	19825	19331	11710
including: for leaves	081	-	-	-	-
for repair of fixed assets	082	-	-	-	-
for insurance	083	-	-	-	-
for remuneration by the year results	084	11216	19825	19331	11710
miscellaneous	085	-	-	-	-
	086	-	-	-	-
Total for section II	**089**	11216	19825	19331	11710
III. Evaluative reserves - total	**090**	-	-	-	-
including: under doubtful debts	091	-	-	-	-
against securities	092	-	-	-	-
Total for section III	**099**	-	-	-	-

IV. Changes of capital <*>

Item description	Line code	For the report year	For the previous year
1	2	3	4
The amount of the capital by the report period beginning	100	1263352	1094635
Increase of capital - total	110	106514	204838
including: due to additional issue of shares	111	-	-
due to assets reappraisal	112	-	-
due to property increment	113	-	-
due to reorganization of legal entity (merging, take-over)	114	-	-
due to receipts which in accordance with the rules of accounting are referred directly to the increase of capital	115	-	-
Other earnings	116	106514	204838

Reduction of capital - total	120	198793	213270
including: due to reduction of shares face value	121	-	-
due to reduction of shares quantity	122	-	-
due to reorganization of legal entity (division, separation)	123	-	-
due to expenses which in accordance with the rules of accounting are referred directly to the reduction of capital	124	-	-
other losses	125	198793	213270
The amount of capital by the report period end	130	1171073	1086203

<*> It is filled and provided as part of accounting statement only by economic associations and companies.

References

Item description	Line code	Balance by the report year beginning		Balance by the report year end	
1	2	3		4	
1) Net assets	150	1243763		1465042	
		From budget		From non-budget funds	
		For the report year	For the previous year	For the report year	For the previous year
1	2	3	4	5	6
2) Received for: expenses for common kinds of activity – total	**160**	22595	4055	-	-
including: for preferential categories of citizens	161	22491	3749	-	-
Maintenance of social infrastructure	162	64	278	-	-
Miscellaneous	163	40	28	-	-
Capital investments into non-circulating assets	**170**	17538	9898	-	-
including: construction of objects	171	42	188	-	-
equipment acquisition	172	17496	9710	-	-
miscellaneous	173	-	-	-	-
For purposes related to emergency circumstances	180	-	-	-	-

STATEMENT OF FUNDS FLOW

For year 2000

Organization: **Open joint stock company "Sviayzinform" of Nizhny Novgorod oblast**

Identification Taxpayer Number **5260901817**

Industry (activity kind): **Communication**

Organizational-legal form: **Open joint stock company**

	Codes		
Form № 4 by OKUD	0710004		
Date (year, month, day)	2001	03	30
By OKPO	01142788		
ITN	5260901817		
By OKPD	52300		
By OKOPF/OKFS	47	16	

Measure unit: **thousand rubles** By OKEI 384

Item description	Line code	Amount	Out of it		
			For current activity	For investment activity	For financial activity
1	2	3	4	5	6
1. Balance of funds by the year beginning	010	14953	X	X	X
2. Funds received - total	**020**	1587432	1584617	2815	-
including: proceeds from sales of goods, products, works and services	030	1203788	1203788	X	X
proceeds from sale of fixed assets and other property	040	5713	5713	-	-
advances received from buyers (customers)	050	-	-	X	X
budget appropriations and other targeted financing	060	7060	7060	-	-
free of charge	070	-	-	-	-
credits received	080	-	-	-	-
loans received	085	-	-	-	-
dividends, interest under financial holdings	090	2815	X	2815	-
other earnings	110	368056	368056	-	-
3. Funds allocated – total	**120**	1582944	1075285	175247	-
including: for payment of acquired goods, works, services	130	713355	614216	99139	-
For remuneration of labor	140	247882	X	X	X
Deductions to state non-budgetary funds	150	84530	X	X	X
For issue of money to be accounted for	160	17152	17152	-	-
For issue of advances	170	-	-	-	-
For payment of share holding in construction	180	-	X	-	X
For payment of cars, equipment and carriers	190	68765	X	68765	X
For financial holdings	200	435	X	435	-
For payment of dividends, interest under securities	210	6908	X	6908	-
Including the tax	211	-	X	-	-
For settlements with budget	220	392020	392020	X	-
For payment of interest and principal sum under received credits and loans	230	7216	7216	-	-
Other payments, transfers, etc.	250	44681	44681	-	-
4. Funds balance by the report period end	**260**	19441	X	X	X
FOR REFERENCE: From line 020 it was received by payment in cash (excluding the data from line 100) –**total**	270	688811			

Including the settlements: with legal entities	280	98870
With natural persons	**290**	589941
Among them with the use of : cash registers	291	480657
registered high-security forms	292	109284
others	293	
Cash availability: received from bank to organization's cash desk	295	47436
Returned to bank from organization's cash desk	296	398040

APPENDIX TO BALANCE SHEET

	Codes		
Form № 5 by OKUD	0710005		
Date (year, month, day)	2001	03	30
By OKPO	01142788		
ITN	5260901817		
By OKPD	52300		
By OKOPF/OKFS	47	16	
By OKEI	384		

For year 2000

Organization: **Open joint stock company "Sviayzinform" of Nizhny Novgorod oblast**

Identification Taxpayer Number **5260901817**

Industry (activity kind): **Communication**

Organizational-legal form: **Open joint stock company**

Measure unit: **thousand rubles**

1. BORROWED FUNDS FLOW

Item description	Line code	Balance by the year beginning	Received	Paid off	Balance by the year end
1	2	3	4	5	6
Long-term credits	110	-	-	-	-
including: not paid off in time	111	-	-	-	-
Long-term loans	120	57970	-	1000	56970
including: not paid off in time	121	-	-	-	-
Short-term credits	130	-	-	-	-
including: not paid off in time	131	-	-	-	-

Short-term loans	140	-	-	-	-
including: not paid off in time	141	-	-	-	-

2. ACCOUNTS RECEIVABLE AND PAYABLE

Item description	Line code	Balance by the year beginning	The amount of liabilities	Liabilities paid off	Balance by the year end
1	2	3	4	5	6
Accounts receivable: short-term	210	323231	2883448	2841824	364855
Including overdue	211	219929	1631098	1638254	212773
Out of it with duration over 3 months prior to the report date	212	166330	928469	964512	130287
Long-term	220	-	-	-	-
Including overdue	221	-	-	-	-
Out of it with duration over 3 months prior to the report date	222	-	-	-	-
From line 220 the debt, the payments under which are expected in over 12 months after the report date	223	-	-	-	-
Accounts payable: short-term	230	192405	2330424	2307497	215332
Including overdue	231	78664	1154951	1154170	79445
Out of it with duration over 3 months prior to the report date	232	58136	824286	842403	40019
Long-term	240	273409	33134	123393	183149
Including overdue	241	-	-	-	-
Out of it with duration over 3 months prior to the report date	242	-	-	-	-
From line 240 the debt, the payments under which are expected in over 12 months after the report date	243	-	-	-	-
Guarantee: received	250	-	-	-	-
Including from third parties	251	-	-	-	-
Issued	260	-	-	-	-
Including to third parties	261	-	-	-	-

REFERENCES TO SECTION 2

Item description	Line code	Balance by the year beginning	The amount of liabilities	Liabilities paid off	Balance by the year end
1	2	3	4	5	6
1) Bills flow Bills issued	262	-	-	-	-
Including overdue	263	-	-	-	-
Bills received	264	80	14091	13977	194
Including overdue	265	-	-	-	-
2) Bills receivable for supplied products (works, services) at actual prime cost	266	790	10672	9786	1676

3) The list of organizations – debtors having the largest debts

Organization's name	Line code	Balance by the report year end	
		TOTAL	Including with duration over 3 months
1	2	3	4
Budgetary organization	270	32058	11673
Agriculture	271	15152	11925
Department of Interior of the Ministry of Interior	272	25222	17382
Natural persons	273	71787	6617
Administration	274	12879	7792
Federal Agency for Government Communications and Information (FAGCI)	275	1017	500
Industry	276	103775	37661
Ministry of Defense institutions	277	7466	4678
TV-radio companies	278	114	24
	279		

4) The list of organizations – creditors having the largest debts

Organization's name	Line code	Balance by the report year end	
		TOTAL	Including with duration over 3 months
1	2	3	4
Settlements with OJSC "Rostelecom"	280	18956	-
Under the contracts for equipment	281	184799	1296
Settlements for VAT (account 76)	282	43910	14000
With non-budget funds	283	20611	11774
Settlements for leasing	284	-	-
	285	-	-
	286	-	-
	287	-	-
	288	-	-

3. DEPRECIABLE PROPERTY

Item description	Line code	Balance by the year beginning	Was received (commissioned)	Retired	Balance by the year end
1	2	3	4	5	6
I.INTANGIBLE ASSETS Rights for the objects of intellectual (industrial) property	310	1376	600	428	1548
Including the rights arising from author's and other contracts for work of science, literature, art and objects of adjacent rights for PC programs, databases, etc.	311	1342	596	426	1512

From patents for inventions, production pieces, selection breakthrough, from certificates for utility models, trade marks and service marks or licensing contracts for their usage	312	34	4	2	36
From the rights for "know-how"........	313	-	-	-	-
Rights for using isolated natural objects	320	1	-	-	1
Organization expenses	330	-	-	-	-
Organization's business reputation	340	-	-	-	-
Miscellaneous	349	362	575	180	757
Total (sum of lines 310+320+330+340+349)	**350**	1739	1175	608	2306
II.FIXED ASSETS Land and nature management objects	360	82	4	-	86
Buildings	361	282351	57443	1747	338047
Works	362	113600	27510	1781	139329
Machines and equipment	363	1517246	199686	26514	1690418
Carriers	364	36964	5143	2465	39642
Production and economic inventory	365	4980	1163	168	5975
Working livestock	366	-	-	-	-
Productive livestock	367	-	-	-	-
Long-lived plantations	368	-	-	-	-
Other types of fixed assets	369	1143	86	51	1178
Total (sum of lines 360 - 369)	**370**	1956366	291035	32726	2214675
including: production	371	1939298	290045	32150	2197193
Non-production	372	17068	990	576	17482
Low value and quickly worn out subjects – total	373	41519	53003	32490	62032
including: at warehouse	374	7411	29201	27824	8718
in operation	375	34108	23802	4596	53314
III. PROFITABLE INVESTMENTS INTO MATERIAL VALUES Property for granting on leasing	381	-	-	-	-
Property provided under the contract of hire	382	-	-	-	-
Miscellaneous	383	-	-	-	-
Total (sum of lines 381-383)	**385**	-	-	-	-
Property transferred for asset management	386	-	-	-	-

REFERENCE FOR SECTION 3

Item description	Line code	By the report year beginning	By the report year end
1	2	3	4
From line 371, columns 3 and 6 are granted on rent - **total**	**387**	1140	1126
including: buildings	388	401	386
works	389	-	-
carriers	390	-	-
Other	391	739	739

Transferred for conservation	392	233	913
Amortization of depreciable property: Intangible assets	393	750	805
Fixed assets - **total**	**394**	774996	884373
Including : Buildings and works	395	92359	93489
Machines, equipment, carriers	396	680437	788093
other	397	2200	2791
Profitable investments into material values	398	-	-
Low value and quickly worn out subjects	399	31379	50585
Property transferred for asset management	400	-	-
By reference: The result of indexation due to fixed assets reappraisal: Original (replacement value)	401	-	X
amortization	402	-	X
Pawned property	403	-	-
The cost of property for which amortization is not charged – total	404	483817	548937
including: intangible assets	405	3564	3778
fixed assets	406	480253	545159
Change of fixed assets cost due to completion of construction, placement of additional equipment, reconstruction	407	X	-
The difference between the cost of goods acquisition and their sales value	408	-	-
The cost of pawned material-production stocks	409	-	-

4. FLOW OF FUNDS FOR FINANCING LONG-TERM INVESTMENTS AND FINANCIAL HOLDINGS

Item description	Line code	Balance for the report year beginning	Charged (formed)	Used	Balance by the report year end
1	2	3	4	5	6
Organization's own funds – **total**	**410**	-	135298	135298	-
including: sources of financing capital investments	411	-	-	-	-
Amortization of fixed assets	412	-	134915	134915	-
other	413	-	383	383	-
Borrowed funds – **total**	**420**	-	20837	20837	-
including: bank credits	421	-	-	-	-
Borrowed funds of other organizations	422	-	-	-	-
Share holding in construction	423	-	-	-	-
From budget	424	-	17538	17538	-
From non-budget funds	425	-	-	-	-
other	426	-	3299	3299	-

Total own and borrowed funds (sum of lines 410 and 420)	**430**	-	156135	156135	-
For reference: Uncompleted construction	440	156853	268145	285387	139611
Investments to affiliated companies	450	-	-	-	-
Investments to dependent companies	460	-	-	-	-

5. FINANCIAL HOLDINGS

Item description	Line code	Long-term		Short-term	
		By the year beginning	By the year end	By the report year beginning	By the report year end
1	2	3	4	5	6
Shares and stocks of other organizations	510	25577	25603	-	-
Bonds and other debt instruments	520	-	-	208	169
Granted loans	530	-	500	-	-
Other (itemize)	540	-	-	66	-
For reference: Bonds and other securities at market value	550	-	-	-	-

6. EXPENSES FOR COMMON KINDS OF ACTIVITY

Item description	Line code	For the report year	For the previous year
1	2	3	4
Material costs	610	118829	64719
including: raw materials and materials	611	47803	29147
fuel and energy	612	40468	20339
spare parts	613	6775	4538
Expenses for remuneration of labor	620	255332	173291
Deductions for social needs	630	98986	66794
Depreciation	640	134625	113188
Other expenses	650	344632	244601
including: taxes included into expenses	651	39618	25416
rent	652	8682	8200
training and retraining of personnel	653	942	603
Total for expenses elements	**660**	952404	662593
Change of balances (increment[+], reduction [-]) of: uncompleted construction	670	-	-
expenses of future periods	680	-	-
reserves of future expenses	690	-	-

7. SOCIAL INDICES

Item description	Line code	Due as per calculation	Spent	Transferred to funds	
1	2	3	4	5	
Deductions to state extra-budgetary funds: to Social Security Fund	710	16806	8722	16450	-
To Pension fund	720	84755	X	81694	-
To Employment fund	730	4394	X	4334	-
For medical insurance	740	10469	X	10047	-

Deductions to non-government pension funds	750	10070	X	9870	-
Premiums under the contracts of voluntary insurance of pensions	755	-	-	-	-
Average number of employees	760	9232	-	-	-
Cash payments and incentive fees not related to the output of products, work execution, providing of services	770	8794	-	-	-
Income under shares and deposits into the organization's property	780	7564	-	-	-

Accounting statement for year 2001.

Open joint stock company
"NIZHEGORODSVIAYZINFORM"

ORDER

December 28, 2001. № 263

"On accounting policy for year 2002"

In accordance with Federal law of 21.11.96 № 129-ФЗ "On accounting work", the Provision on keeping book accounting records and reports in RF, approved by RF Ministry of Finances Order № 34н of 14.04.1997, the Provision on book accounting records "The company's accounting policy" PBAR 1/98, approved by RF Ministry of Finances Order № 60н of 09.12.98

I GIVE ORDERS:

1. Approve the Provision on the company's accounting policy for year 2002.
2. The control for the order execution is imposed on OJSC chief accountant Mrs. Kireeva A.M.

General Director (signature) V.F. Lyulin

Approved by
The order of General Director of
OJSC "Nizhegorodsviyazinform"
№ 263 of December 28, 2001

PROVISION ON ACCOUNTING POLICY OF OJSC "Nizhegorodsviyazinform" FOR YEAR 2002

Nizhny Novgorod
2001

TABLE OF CONTENTS

INTRODUCTION

This provision on accounting policy of the Organization is developed in accordance with the requirements of accounting, tax and civil legislation of Russian Federation.

For the purposes of this Provision the accounting policy of the Organization means selected by it, well-grounded and disclosed for various user totality of principles, rules of organizing and technology of realization of methods of keeping the accounting – primary observation, value measurement, current grouping and concluding generalization of economic activity facts, - in order to generate maximum on-line, complete and reliable financial and managerial information.

In cases, when the system of standard regulation of RF accounting did not establish the method of accounting on specific issue, the Organization, while developing its accounting policy, worked out the relevant method of accounting proceeding from current legislation.

The Organization's accounting policy, being the basis of accounting system, should ensure:

- Compliance with fundamental accounting principles, such as completeness, timeliness, circumspect, content priority to form, consistency, rationality, activity's continuity and constancy;
- Compliance with general requirements to accounting reporting: completeness, importance, neutrality, congruence, comparability;
- Reliability of the reporting prepared in the Organization – accounting, tax, statistical reporting;
- Unity of procedure during organization and keeping of the accounting reporting in the Organization upon the whole and its structural divisions;
- Efficiency and flexibility of response of the accounting system to the changes of conditions of carrying out financial-economic activity, including the changes of legislative and standard acts.

This Provision along with general obligatory requirements takes into account the Organization's peculiarities:

- Development of in-company's documents taking into account the branch trend of the company;
- Availability of considerable number of structural divisions, which in some cases are remote from the Organization's directorate location.

The Provision in series reveals the methods of accounting, adopted during accounting policy generation, without knowing these methods the interested users will not be able to reliably estimate the financial status, the flow of monetary funds or the financial results of the Organization's activity.

The methods of keeping the accounting include:

- The methods of grouping and estimation of economic activity facts, assets value paying off, acknowledgement of receipts and expenditures;
- Techniques of documents circulation;
- The procedure of carrying out the inventory of assets and liabilities of the Organization;
- The system of intraproductive accounting, reporting and control;
- The methods of applying book keeping accounts and register journals system;
- Other appropriate procedures, methods and techniques.

The methods of keeping the accounting, chosen by the Organization while generating this accounting policy, are approved by the Organization's General Director and effective since January 1, 2002.

All the persons related to the solution of issues regulated by the accounting policy should be guided by this Provision in their activity:

- The Organization's management;
- The managers of branches and structural divisions of the branches, who are responsible for organization and status of accounting at their divisions;
- Employees of services and departments responsible for timely development, revision, informing divisions-performers on referenced data;
- Employees of all services and departments responsible for timely submission of primary documents to the accounts department;
- Employees of the accounts service responsible for timely and qualitative execution of all kinds of accounting works and making up of reliable reporting of all kinds;
- Other employees.

The accounting policy is generated for year 2002 and is not subject to change excluding the following cases:

- The company's reorganization (merging, division, take-over, etc.);
- Change of owners;
- Changes in Russian Federation legislation, or in the system of standard regulation of book records and tax accounting of Russian Federation;
- Development of new methods of maintaining book records.

The approval of the method of maintaining book records of new kinds of economic activity is not the change of accounting policy.

The changes introduced in the text of the Provision on the Organization's accounting policy are approved by the Organization's General Director.

The change of the accounting policy should be introduced since January 1 of the year (fiscal year start) following the year of its approval.
The responsibility of observing the methodology is placed on Chief accountant (General Director) of the organization.

1. ORGANIZATIONAL ASPECTS OF ACCOUNTING POLICY

1.1. General data on the Organization

Open joint stock company "Nizhegorodsviyazinform" was established by reorganizing of government enterprise "Rossviyazinform" of Nizhny Novgorod oblast, in accordance with the Decree of the President of Russian Federation № 721 of July 1, 1992 "On organizational measures for reorganizing of government enterprises, voluntary unions of government enterprises into joint stock companies", and also regulation of Russian Federation Government № 1003 of December 22, 1992 "On privatization of communication enterprises", and is acting in accordance with the law "On joint stock companies" adopted by State Duma on December 26, 1995 № 208-ФЗ. The property, itemized on the balance, is the property of OJSC "Nizhegorodsviyazinform".

In accordance with the charter the main purposes of the Organization are:
To profit by satisfying the requirements of population, public authority and management bodies, defense agencies, security agencies, law and order agencies, other economic entities and legal persons in communication services.

The Organization's charter defines the following activities:

- Meeting the needs in the services of in-Russia and international communication of population, government and commercial sectors of economy, state management, state defense and protection of public order;
- Realization of programs of communication development;
- Development of new forms of mutually beneficial foreign economic relations, science-engineering cooperation with foreign companies;
- Agency (consulting), commercial, training, marketing activity not contradicting to the Company's objectives and not forbidden by the law;
- Coordination and control of preparedness activity and civil defense and protection of data making up state and commercial secrets;
- Minor activities of the Company:
  - Repair-construction works, informational-computing works, training center and courses for training to higher educational and special establishments;
  - Design and approval as per established procedure of design estimates for the objects of construction, capital repair and reconstruction of communication works, production buildings and housing;
  - Construction of objects by contract and by economic methods, their acceptance for operation;
  - Provision of pedagogical services for the children of preschool age;
  - Physical culture, cultural work among the masses and health-improving activities;
- Any other kinds of activity not forbidden by federal law.

The Organization has three levels of management:

- Management personnel (hereinafter "directorate");
- Branches, structural divisions being part of them are subordinate to the respective branch;
- Structural divisions of branches.

Complete list of divisions[1], being part of the Organization, is provided in appendix 1 to the Provision.

[1] For the purposes of this document the divisions of the Organization mean the branches and structural units of branches.

The divisions operate on the basis of provisions approved by the Organization's General Director. The managers of divisions are appointed by the Organization's General Director and carry out their activity on the basis of power of attorney issued to them. The relations within the Organization are built on the basis of administrative subordination.

The divisions act on behalf and by order of the Organization. For carrying out economic activity the divisions are vested with property belonging to the Organization.

1.2. The main tasks of Organization's accounting work

In accordance with the requirements of the system of standard regulation of accounting work of Russian Federation, and taking into account organizational structure and specific conditions of carrying out financial-economic activity the main tasks of the Organization's accounting work are:

- generation of complete and reliable information on the Organization's activity and its status, which is required for inner users of accounting – executives, founders, participants and owners of the Organization, and also for external users – investors, creditors and other users of the accounting;
- control over availability and flow of property, usage of material, labor and financial resources (including in accordance with approved norms, standards and estimates);
- prevention of negative results of organization's economic activity and identification of in-company's reserves for ensuring its financial stability;
- generation of information required for correct and timely calculation of and the payment of taxes, dues and fees, and other obligatory payments;
- preparation of special forms of accounting reporting for the system of corporate management of the company.

1.3. Principles of organization of accounting services

The notion of **"accounting service"** defines a group of structural units and functionaries carrying out operations of collecting primary information, its processing and analysis, and also making up reports for various groups of users on the basis of this information.

Under **specialized accounting service** is meant the Organization's structural unit, carrying out the function of collecting, processing and grouping of information in the form of composite registers of analytical and synthetic accounting, making entries on the accounts of book records. Depending on the level of organizational structure, specialized accounting service includes: bookkeeping department, tax department, a group of composite reporting, etc.

Functional services (e.g., line-cable shop, transport shop, customer service department, etc.) carry out the functions of collecting and processing of primary information for its further registration in the accounting system.

At each management level the accounting service ensures the collection and processing of information in order to provide the data to users for working out, substantiation and decision making at its management level, and also for providing the information to superior management bodies, this information is required for working out, substantiation and decision making at higher management level.

In-company's provision on accounting service regulates the principles of division of authority and responsibility of accounting services at each of the three levels of management (in vertical) and within each management level (in horizontal). The same provision defines the structure, the functions and the tasks of specialized and functional accounting services. Distribution of duties and relations between specialized and functional services are regulated by in-company's documents: provision on accounting service and provision on documentation circulation system.

Maintenance of book keeping and control is imposed on the Organization's accounting service, headed by the chief accountant. The Organization's accounting service includes accounting departments of divisions directly headed by chief (senior) accountants of these divisions. The accounting department of the Organization's directorate functions as the central accounting department.

1.4. Form of accounting

The Organization applies journal-order form of accounting with the use of automated technologies of information processing.

1.5. The procedure of documents circulation organization and the technology of accounting documentation processing

In the Organization the rules and procedure of documents circulation, the schedule of documents circulation, the technology of primary accounting documents processing, including:

- the procedure of creation of primary documents;
- the procedure of checking the primary documents;
- the procedure and time periods of their transfer for recording in the accounting;
- the procedure of transferring the documents to the archive

are regulated by in-company's document – the provision on documents circulation system.

The Organization applies uniform forms of accounting of primary book records documentation approved by Russia's State Committee on Statistics.

While executing financial-economic operations which do not stipulate uniform forms, the Organization applies independently developed form of primary accounting documents contained in in-company's provision on documents circulation system.

The right of signature of primary accounting documents is established by internal organizational-administrative documents.

1.6. The procedure of organizing and holding of inventory of property and liabilities

All the property of the Organization, irrespective of its location and all kinds of liabilities are subject to inventory.

The inventory in the Organization is held within the following period:

- of the fixed assets – at least one time per two years as of November 1 of the report year;
- of intangible assets – every year as of December 1 of the report year;

- of uncompleted capital construction and other capital investments – every year as of November 1 of the report year;
- of raw materials, materials, equipment for installation, semi-finished products, goods, finished products at warehouses – every year as of November 1 of the report year;
- of precious metals – two times per year;
- of uncompleted production – every quarter as of the end of the quarter;
- of receipts and expenditures of future periods – every year as of December 31 of the report year;
- of money funds at the accounts in banks – every year as of December 31 of the report year;
- of money funds in cash office – at least once per quarter;
- of long-term financial investments – every year as of December 31 of the report year;
- of short-term financial investments, monetary instruments – every quarter as of by the quarter end;
- of settlements with debtors and reserve on doubtful debts – at the end of the year;
- of settlements with creditors (under settlements with communication operators) – every quarter as of the quarter end, with other creditor – once per year as of December 31 of the report year;
- of settlements for taxes and obligatory deductions to the budget and off-budget funds – at least once per year;
- of settlements for targeted financing – every year as of December 31 of the report year;
- of internal settlements – at least once per quarter;
- of settlements with personnel, advance holders – once per year as of December 31 of the report year.

For holding the inventory at the level of the Organization's directorate and branches departments, continuing inventory committees are set up, their structures are approved by:

- the Organization's General Director – for the Organization's directorate;
- the branch director – for the branches.

The procedure of organizing and holding of inventory of the Organization's property and liabilities is defined in the provision on holding the inventory of assets and liabilities and on measures for ensuring the assets security.

1.7. The procedure of making up the Organization's accounting reporting

The Organization's accounting reporting is made up as per the procedure and within the period stipulated by Federal law "On accounting" of 21.11.96 № 129-ФЗ and other standard acts of Russian Federation regulating the accounting maintenance.

The Organization's accounting reporting is composed by the Organization's directorate accounting department on the basis of generalized information on property, liabilities and activity results taking into account the information provided by the branches accounting departments. The branches accounting departments compose the reporting on the basis of data provided by accounting departments of structural units of the branches.

The forms, developed by the Organization taking into account the recommendations contained in the Order of Russia's Ministry of finances "On forms of organizations' accounting reporting" of 13.01.2000

№ 4н, are applied while making up the accounting reporting.

Internal forms of accounting reporting, as well as specific dates of their provision are provided in in-company's provision on the procedure of composing the Organization's accounting reporting.

1.8. The Organization's working plan of accounts

While maintaining the accounting all Organization's departments are using single working plan of accounts obligatory for application by all workers of the Organization's accounting service. In the course of work it is necessary to be guided by in-company's document – by working plan of accounts and its application instructions.

Changes introduced into the working plan of accounts are approved by the Organization's General Director.

2. METHODICAL ASPECTS OF ACCOUNTING POLICY

2.1. The procedure of intangible assets accounting

Intangible assets include a group of assets of the Organization being with it on the right of ownership (economic operation, day-to-day management) with simultaneous observation of the following conditions:

- lack of physical structure;
- capability of identification (marking out, separating) from other property;
- utilization in the output of products, during operation or services provision or for managerial needs;
- utilization within long period, i.e. during useful life of over 12 months or during ordinary operation cycle if it is over 12 months;
- further re-sale of this property is not stipulated;
- capacity to provide benefit (profit) in the future;
- availability of duly executed documents, confirming the existence of the asset and Organization's exclusive right for the results of intellectual activity (patents, certificates, other writs of protection, the contract of patent assignment (procurement), of trade mark, etc.).

Intangible assets are accepted for accounting at original cost.

The amount of depreciation deductions for intangible assets is defined every month by the norms calculated on the basis of their original cost and the period of useful life by line method.

Useful life of intangible assets is defined on the basis of:

- the validity term of patent, certificate and other limitations of time of usage of intellectual property objects as per Russian Federation legislation;
- expected time period of useful life of this object during which the organization may get economic benefit (profit). The expected time period of useful life of intangible assets object is defined by specially established committee in accordance with methodic guidelines for accounting of intangible assets and is approved by the Organization's General Director.

For intangible assets for which it is not possible to define the useful life, the norms of depreciation charging are set for 20 years.

Intangible assets cost paying off is shown by accumulating the sums of charged depreciation at account 05 "Intangible assets depreciation".

2.2. The procedure of fixed assets accounting

2.2.1. The procedure of applying assets to the fixed assets

Fixed assets include the Organization's assets with simultaneous observation of the following conditions:

- utilization in the output of products, during operation or services provision or for managerial needs of the organization;
- utilization within long period, i.e. during useful life of over 12 months or during ordinary operation cycle if it is over 12 months;
- their further re-sale by the organization is not assumed;
- they may provide economic benefit (profit) to the organization in the future.

2.2.2. The procedure of valuation of fixed assets

Fixed assets are accepted for accounting at original cost defined in accordance with the Provision on accounting "Accounting of fixed assets (Manual on Accounting 6/01)" approved by order №26н of 30.03.2001 of RF Ministry of finances.

The cost of fixed assets at which they are accepted for accounting is not subject to change, excluding the cases of completion of construction, installation of additional equipment, reconstruction, partial liquidation and re-valuation of objects of fixed assets.

The Organization on a regular basis, at least once in two years, re-valuates fixed assets by groups of uniform objects at current (replacement) value by way of direct conversion at market prices confirmed by documents. The groups of uniform objects of fixed assets, for which re-valuation is carried out, are provided in methodic guidelines on fixed assets accounting.

2.2.3. The procedure of charging depreciation on fixed assets

Amortization for fixed assets objects is charged by line method on the basis of original cost or current (replacement) value (in case of carried out re-valuations) of the object of fixed assets and the norm of amortization computed on the basis of the period of useful life of this object.

The period of useful life for groups of uniform objects of fixed assets is defined in accordance with recommendations of methodological council, then is examined at the board of directors and approved by the Organization's General Director.

For acquired fixed assets, which had been in operation earlier, the Organization defines the norm of amortization taking into account the period of useful life decreased by the number of years (months) of actual operation of this object by the prior owner.

Fixed assets objects with the cost less than the limit established by the law, as well as acquired books, brochures and similar editions are written off for operation costs (expenses for sales) as they go to production or operation. In order to ensure the safety of these objects in production or in operation the Organization exercises appropriate control over their circulation.

For fixed assets obtained under leasing contracts, the factor of accelerated amortization is applied which is defined by the contract's terms and conditions.

Fixed assets objects are reconditioned by repair, modernization and reconstruction. The expenses for all types of repairs are included into the prime cost of the report period when they were made. The reserve for forthcoming expenses for repair of fixed assets is not established.

2.3. The procedure of inventories accounting

2.3.1. The procedure of applying property to inventories

The Organization's inventories include its following assets:

- used as raw materials, materials , etc., during the output of products designed for sale (execution of works, services provision);
- designed for sale;
- used for the Organization's managerial needs.

The Organization's assets, used during the output of products, works execution or services provision, or for the organization's managerial needs during the period exceeding 12 months or during ordinary operation cycle if it exceeds 12 months, are not referred to the inventories.

2.3.2. The procedure of valuation of inventories, the procedure being related to showing the operations of their storing and acquisition

The actual prime cost of the inventories in the Organization's accounting is formed by using accounts 15 "Storing and acquisition of inventories" and 16 "Deviation in inventories value".

The inventories are accounted at accounts 10 "Materials" and 41 "Goods" at book prices.

Inventories (raw materials, materials, goods) are accepted for accounting at book price, which means:
- while acquiring the inventories subject to payment – the price of the supplier;
- when the inventories are manufactured by the organization itself – the sum of actual costs;
- when the inventories are contributed to the Organization's charter capital – pecuniary valuation as agreed by the Organization's founders (participants) if otherwise is not stipulated by RF legislation;
- when accepting the inventories obtained by the Organization under the contract of gift or free of charge, and also the inventories left from fixed assets and other property retirement – current market value on the date of accepting for accounting;
- when obtaining the inventories under contracts stipulating liabilities fulfillment (payment) by non-monetary resources – the cost of assets transferred or to be transferred by the Organization.

At the end of the report month deviations collected at account 16 "Deviation in inventories value" are written off (entries are reversed – if the difference is negative) to the debit of accounts of expenditures calculation depending on the trend of the outlay in proportion to the value of spent inventories.

Percentage of deviations of this type or a group of material values is defined on the basis of the ratio of the sum of balances of these deviations by the month's beginning and current deviations for the month to the sum of balance of material values by the month's beginning and received values multiplied by 100. The calculation of deviations in materials cost subject to writing off is defined separately for each group of materials marked out at account 16 "Deviation in inventories value".

Applying the percentage, calculated in such a way, the deviations are written off (entries are reversed if the difference is negative) to the debit of accounts of expenditures calculation for production (expenses for sales) or other appropriate accounts.

The deviations are written off at average percentage calculated on the basis of the accounting data.

The costs for storing and delivery of goods, designed for realization in retail trading network, to the Organization's warehouses are accounted as part of distribution costs.

Finished products are accounted at actual prime cost of manufacturing without using account 40 "Release of products (works, services)".

2.3.3. The procedure of valuation of separate types of inventories during writing off

The retiring inventories are valuated in the following way.

At average prime cost::

- raw materials;

- materials;
- finished products;
- goods for re-sale.

At prime cost of each unit:

- precious metals.

2.4. The procedure of converting the assets and liabilities expressed in foreign currency

Converting the cost of banknotes in the Organization's cash office, of the funds on the accounts with credit organizations, of monetary instruments and payment documents, of short-term securities, funds in settlements (including under borrowed liabilities) with legal and natural persons, of balances of funds of targeted financing obtained from budget or from foreign sources within the terms of technical or other aid to Russian Federation in accordance with concluded agreements (contracts) expressed in foreign currency, in rubles is made on the date making the operation in foreign currency and also on the date of making up the accounting reporting.

2.5. The procedure of forming incomes

The increase of economic benefits resulted from receipt of assets (monetary resources, other property) and (or) extinction of obligations resulting in the increase of organization's capital, excluding contributions of participants (property owners), is recognized as the Organization's incomes.

The Organization's incomes depending on their nature, conditions of receipt and the organization's trends of activity are subdivided into:

- incomes from common types of activity;
- miscellaneous incomes, including:
  - – operation incomes;
  - – extraordinary incomes;
  - – emergency incomes.

Additional criteria for referring the incomes to incomes from common types of activity are systematic character of their receipt, and also the capability of planning the volume of receipt.

For the purposes of incomes accounting, the Organization's common types of activity are subdivided into profile and non-profile ones.

The profile types of activity mean the activities which are directly related to communication services provision. All the other types of activity are non-profile.

The activities are recognized to be common type:

- ➢ profile types of activity:
  - **services of city's telephone communication**
    - ◊ provision of access to city's telephone network;
    - ◊ provision of local telephone connection (call) to the subscribers of fixed communication in urban area (provision of subscriber's line for the use in urban area; local traffic transmission);

- ◊ provision of local telephone connection from city's payphone;
- ◊ provision for use of direct telephone lines and connection lines;
- ◊ other services of city's telephone network (connection, re-registration, etc.);

- **services of rural telephone network**
  - ◊ provision of access to rural telephone network;
  - ◊ provision of local telephone connection (call) to the subscribers of fixed communication in rural area (provision of subscriber's line for the use in rural area; local traffic transmission);
  - ◊ provision of local telephone connection from rural payphone;
  - ◊ provision for use of direct telephone lines and connection lines;
  - ◊ other services of rural telephone network (connection, re-registration, etc.);
- **services of long-distance and international telephone communication**
  - ◊ provision of long-distance telephone connection;
  - ◊ provision of long-distance telephone connection by using a payphone;
  - ◊ provision of international telephone connection;
  - ◊ provision of international telephone connection by using a payphone;
  - ◊ provision for use of long-distance and international channels;
  - ◊ other services of long-distance and international communication (conferences, maintenance, etc.);
- **services of documentary communication**
  - ◊ internal telegrams;
  - ◊ international telegrams;
  - ◊ provision for use of telegraph channels;
  - ◊ subscriber's telegraphy;
  - ◊ services of data transfer;
  - ◊ services of telematic services;
  - ◊ transmission of newspaper pages;
  - ◊ other services of documentary communication;
- **radio communication services;**
- **radio broadcasting services;**
- **TV services;**
- **wire broadcasting services**
  - ◊ use of subscriber's wired-radio outlet;
  - ◊ provision of access to wire broadcasting network;
  - ◊ other services of wire broadcasting;
- **services of wireless radio communication**
  - ◊ services of personal radio call (paging);
  - ◊ services of cellular communication;
  - ◊ other service of wireless radio communication;

➢ **non-profile types of activity:**

- ◊ services of providing the organization's assets for rent;
- ◊ freight services;
- ◊ manufacture of products of telecom means;
- ◊ services of trade;
- ◊ services of catering;
- ◊ services of construction nature;
- ◊ services of information-computation servicing;
- ◊ publishing activity (publication of reference books, newspapers);
- ◊ informational servicing;
- ◊ services of education;
- ◊ services of guard;
- ◊ intermediary activity;

◊ consumer services;
◊ services of rest institutions;
◊ advertising activity;
◊ other types of activity meeting the criteria provided above.

Incomes differing from incomes from common types of activity are considered to be other incomes.

The procedure of incomes accounting is stipulated in methodical guidelines on incomes accounting.

2.6. The procedure of forming expenses

The decrease of economic benefits resulted from the retirement of assets (monetary resources, other property) and (or) occurrence of obligations resulting in reduction of the organization's capital, excluding the cases of reduction of contributions based on the decision of the participants (property owners) is recognized as Organization's expenses.

The expenses depending on their nature, conditions of occurrence and trends of activity are subdivided into:

- expenses on common types of activity;
- other expenses, including:
  – operation expenses;
  – extraordinary expenses;
  – emergency expenses.

The expenses on common types of activity are accepted for accounting in the amount calculated in monetary terms equal to the payment in monetary or other form or to the amount of bills payable.
For the purposes of expenses accounting, the Organization's common types of activities are subdivided into profile and non-profile ones.

Expenses differing from expenses on common types of activities are referred to other expenses.

2.7. The procedure of accounting the expenses for production and estimation of products (works, services) prime cost

Expenses of the company on common types of activity are aggregate of outlays related to provision of services, execution of works, and output of products.

The prime cost of services (works, products) is cost valuation of energy, fixed assets, labor resources, raw materials, fuel, natural resources used in the production process as well as other expenses for their production and realization.

In the book records the accounting of expenses on types of services, works and manufactured products which are the objects of calculating is maintained separately.

For the purposes of distributing the outlays on profile types of activity on objects of calculating, the Organization applies the method of accounting the expenses on production processes.

Production process is called unambiguously defined activity (sequence of operations or aggregate of functions and tasks) not limited in time and having recognizable result.

For the purposes of distributing the outlays on the objects of calculating, the processes are subdivided into master production processes, auxiliary production processes and joint processes.

Master production processes include the processes, realized directly for communication services provision.

Auxiliary production processes include the processes, required for realization of master and joint production processes and indirectly related with communication services provision.

Joint production processes include the processes, required for realization of master production processes but not related with communication services provision.

The bases of outlays distribution are actual natural indicators of the Organization's production activity, their structure is defined in the provision on expenses accounting.

All the outlays related with profile types of activity are indirect, i.e. to be distributed between the objects of calculating and are accounted in the context of production processes.

The outlays on profile types of activity are reflected on accounts 30 "Master production processes" and 31 "Auxiliary production processes".

The outlays related with non-profile types of activity are accounted on accounts 23 "Auxiliary productions" and 29 "Servicing productions and enterprises" in the context of types of activity.

The prime cost of rendered services, executed works, manufactured products is calculated completely.

The outlays on joint production processes are reflected on account 32 "Joint production processes".

The outlays collected on account 31 "Auxiliary production processes" are distributed between master and joint production processes on accounts 30 "Master production processes" and 32 "Joint production processes" on the basis of the data on the bases of distribution provided by production services at the end of the report period.

The outlays collected on account 30 "Master production processes" are distributed on account 20 "Master production" on the objects of calculating (services) on the basis of the data on the bases of distribution provided by production services at the end of the report period, and also on account 33 "Expenses for equipment operation" by types of equipment of conditional digital network annually made up by engineering services. The outlays on equipment types are distributed in accordance with calculated data of engineering services on the share of enabling the equipment in master production processes.

The outlays collected on account 33 "Outlays for equipment operation" are distributed to account 20 "Master production" on the objects of calculating (services) on the basis of engineering services data on the intensity and duration of usage of each type of equipment while rendering specific service, which are computed at the beginning of each year or if essential changes in communication network topography occur.

For the purposes of computation of prime cost of services, works, products of non-profile types of activity, the actual costs for rendered services, completed works and manufactured products handed over to warehouse collected on accounts 23 "Auxiliary productions" and 29 "Servicing productions and enterprises" are written off to account 43 "Finished products" (in case of release of finished products) to appropriate accounts of production processes (in case of rendering services or execution of works for profile types of activity) or to account 90 "Sales" sub-account 90-04 "Prime cost of sales on non-profile types of activity" (in case of rendering services, execution of works to third parties). Debit balance of

accounts 23 “Auxiliary productions” and 29 “Servicing productions and enterprises” reflects the cost of balances of uncompleted production.

The outlays applied to account 32 “Joint production processes” are written off at the end of the report period to accounts 20 “Master production”, 23 “Auxiliary productions” and 29 “Servicing productions and enterprises” in the context of the objects of calculating (services, works, and products) pro rata to the sums of outlays applied to the appropriate accounts.

The outlays for communication services provision, collected by types of services on account 20 “Master production”, are completely written off at the end of the report period to account 90 “Sales” sub-account 90-02 “Prime cost of sales (on profile types of activity)” with the analysis on the objects of calculating (services).

2.8. The procedure of accounting uncompleted production (for non-profile types of activity)

Uncompleted production includes products (works) of non-profile types of activity which have not passed all stages (phases, alterations) envisaged by technological process, and also the items which are not fully equipped, have not passed the tests and technical acceptance.

Uncompleted production is valuated by actually existing costs.
The calculation of prime cost of uncompleted production by the end of the month is defined on the basis of industrial accounting data in the context of types of activity, items.

2.9. The procedure of accounting the expenses of future periods

The expenses incurred in the report period, but not related to future report periods, are reflected on account 97 “Expenses of future periods”.

The expenses of future periods include the costs which are recognized in the report period but cannot be included into the prime cost of realized services, works, products of this report period, for example:

- the expenses related with development of new productions or types of products prior to occurrence of facts of their realization;
- the expenses for payment of leaves of future periods;
- the expenses for acquisition of licenses;
- the expenses for insuring property;
- miscellaneous.

The expenses of future periods are subject to systematic writing off at the expense of appropriate sources of coverage during the period to which they are related. In case it is not possible to reliably define the period during which the incurred expenses should be written off, the settlement day is set by specially established committee and approved by the General Director’s order.

The procedure of accounting the expenses of future periods is provided in methodical guidelines on expenses accounting.

2.10. The procedure of accounting received credits and loans

The Organization transfers long-term liabilities under received credits and loans into the structure of short-term one at the moment when as per the terms and conditions of loan and (or) credit contract 365 days are left to repay the debt's principal sum.

Additional expenses, related with obtaining loans and credits, placement of borrowed liabilities, are included in the report period when the specified expenses were incurred.

2.11. The procedure of organization of intracompany's settlements and information transfer to isolated divisions

The Organization applies account 79 "Intracompany's settlements" for accounting intracompany's turnover.

All financial-economic operations performed between the Organization's divisions are carried out on the basis of advice note via higher management level. The operations between structural units of branches are performed via appropriate branches. The operations between branches are carried out via the Organization's directorate.

The list of intracompany's operations and the procedure of their performing is regulated by in-company's document – methodical guidelines on accounting intracompany's settlements.

2.12. The procedure of establishing special purpose funds

The Organization does not establish funds at the expense of profit left at its disposal, excluding the cases when the establishment of such funds is stipulated by legislation or the Organization's constituent documents (reserve fund). In this case, the procedure of their establishment and use is defined on the basis of the resolution of shareholders general meeting.

2.13. The procedure of building up reserves

The Organization builds up the following types of reserves:

- reserve for loss of value of investments in securities. The reserve is built up on the difference between the actual prime cost of the Organization's investments into the shares of other organizations quoted at stock exchange, quotations of which are regularly published, and the market cost by the end of the report year, if the latter is lower than the cost accepted for accounting;
- reserve for doubtful debts. The amount of the reserve is defined separately for each debt on the basis of carried out inventory depending on the debtor's solvency and probability of the debt repayment;

- reserve for reduction of value of material values. The reserve is built up at the expense of the organization's financial results on the amount of difference between current market cost and actual prime cost of inventories, if the latter is higher than the current market cost.

The procedure of building up reserves is regulated by methodical guidelines on reserves building up.

2.14. The procedure of accounting government assistance (as regards budgetary resources)

Budgetary resources (subventions, subsidies) are recognized in accounting as funds and financial resources, differing from monetary resources, as actually received.

The Organization accepts budgetary resources, including the resources differing from monetary resources, for accounting under the following conditions:

- there is confidence that the organization will meet the conditions under which these resources are provided. The confirmation of this may be contracts concluded by the organization, publicly announced decisions, feasibility studies, approved design estimates, etc.;
- there is confidence that the specified resources will be received. The confirmation of receipt is the bank's statement on placing these resources to the Organization's account or the protocol of acceptance-conveyance of resources.

The procedure of accounting budgetary resources does not depend on the type of resources provided to the Organization (funds, assets, differing from monetary resources) and on the method of their providing (actual conveyance, reduction of liabilities to the state).

The procedure of accounting budgetary resources is provided in methodical guidelines on accounting targeted financing.

3. TAX ASPECTS OF ACCOUNTING POLICY

3.1. Organization of taking stock of taxes

The main tasks of the system of organizing tax accounting are:

- to define general principles of power separation and responsibility of tax and other accounting services at each management level (in vertical) and within each management level (in horizontal);
- to create uniform system of in-company's documents regulating the activity of tax and other accounting services in the system of maintaining the Organization's tax accounting.

Taxes are accounted by tax service at all Organization's management levels (the Organization's directorate, branch management and branch structural unit). Tax services are created in the form of sectors of accounting departments and are subordinate to chief accountants.

In accordance with clause 19 of RF Tax Code, the Organization is the payer of taxes, dues and fees. The responsibilities of the taxpayer for computation of taxes and provision of tax returns are distributed in the following way.

The directorate computes tax and other obligatory payments, going to federal budget, as well as

distributed to the budgets of different levels, upon the whole for the Organization. It defines what portion of tax payments, distributed among budgets of different levels, is due to payment to each budget. Excluding the cases, when the branches and the branches' structural units are acting as a tax agent for computing and withholding income tax from natural persons and uniform social tax.

The directorate computes profit tax. The directorate provides consolidated tax return by its location, and also tax returns to tax authorities by the location of isolated units.

The directorate computes VAT upon the whole for the Organization and provides tax return by its location. In cases, when the Law on Russian Federation budget stipulates the distribution of VAT amount between federal budget and the budgets of other levels, the directorate pays the tax and provides tax return to those budgets on the territory of which the Organization carries out its activity.

VAT, withheld from incomes paid to organizations - non-residents not registered at tax authorities in Russian Federation, is withheld by division paying the incomes and is included in VAT consolidated tax return.

The directorate computes road tax upon the whole for the Organization and provides the tax return.

The branches compute the sales tax. The branches submit tax return to tax authorities by their location. If the directorate performs operations, levied by sales tax, the directorate independently computes the tax as regards such operations at its location and also submits tax return.

Land tax is computed and tax returns are submitted by directorate, regional branches and structural units as regards the ground areas being in their use.
Property tax is computed and tax return is submitted by the directorate, branches and branches' structural units as regards the property being on their balance. The directorate computes the tax amount upon the whole for the Organization makes up consolidated tax return and pays the tax as regards the difference between total sum of computed tax and the tax amount paid by the units.

Income tax of natural persons, uniform social tax, uniform imputed income tax for some types of activity, motor vehicle owner tax, pollution charge are computed by the directorate, branches and branches' structural units independently with submitting tax returns to tax authorities at their locations, as regards the pollution charges the directorate submits consolidated tax return.

Income taxes withheld and paid by the Organization acting as a tax agent are computed and paid to federal budget:

- when dividends are paid – by the directorate;
- when income is paid to non-resident – by the Organization's division which makes settlements with non-resident.

Local taxes are computed by the directorate, branches and branches' structural units in accordance with current legislation.

Payment of taxes to federal budget and the budgets of Russian Federation subjects are made by the directorate, to local budgets - by the branches. Tax payments to local budgets under the Organization's directorate payments are made by the directorate itself.

Inventory of liabilities related with settlements of taxes, dues and fees, and comparative check of debt with tax authorities is carried out by the Organization's directorate, branches and branches' structural units as regards their payments at their locations of exercising taxpayer responsibilities.

Analytical registers of tax accounting are kept in tax services of all levels. The forms of the registers of

tax accounting are provided in Appendix 3 to the Provision. The procedure and peculiarities of reflecting analytical data in tax accounting registers, and also execution of tax returns are provided in methodical guidelines on computation and payment of taxes.

To ensure correct and complete development of taxable bases for all the taxes, dues and fees, the branches and the branches' structural units provide the required information within the time established by the schedule of documents circulation, in the forms and volumes as approved in methodical guidelines on computation and payment of taxes.

3.2. The procedure of keeping the registers of invoices, purchases and sales ledgers

The Organization keeps the purchases ledger and sales ledger, the registers of received and issued invoices by using computers. Not later than the 20-th day following the report month the purchases ledger is printed out, the pages are numbered, laced and sealed.

The registers of received and issued invoices, purchases and sales ledgers are kept in electronic format by the branches' units in the form of sections of uniform registers of received and issued invoices, uniform ledger of purchases and sales of the Organization.

The invoice is issued by means of a PC, but may be filled in by hand.

The invoice, purchases ledger and sales ledger are signed by General Director and chief accountant, or by other executive officers. The set of people authorized to sign these documents is defined by the Organization's order. Managers and chief accountants of branches or structural units have the right to relegate the right of signature of invoices to other persons working in the Organization. Relegation of the right of signature of invoices is executed by order documents of the branch or structural unit.

When rendering communication services, the invoices are issued at the same time with payment-settlement documents once a month not later than the 5-th day of the month following the past month.

When rendering communication services to natural persons, the invoices are not issued. The Organization makes up single invoice for total amount of services rendered to natural persons for the report period, the invoice being registered in the sales ledger.

The invoices for services rendered (executed works, shipped goods) to buyers are issued by the directorate, branches and branches' structural units.

Numbering of invoices in the purchases ledger and the sales ledger is made as the numbers are increasing. Here composite numbers with the index of directorate, branch and branch's structural unit are used. The numbers are issued in accordance with units' codification developed by the directorate. The code of directorate, branch or branch's structural unit is a component of the invoice number.

The sections of purchases and sales ledgers for the report tax period are provided in electronic format by the branches and structural units to the Organization's directorate for executing a single purchases ledger and a single sales ledger and for making up VAT tax returns.

The branches and the branches' structural units verify the invoices by their own seal or by special seal "For invoices". The procedure of using the specified seals by authorized persons is approved by the Organization's order document.

The second copies of invoices, sales ledger are kept in electronic format. When necessary the above said documents may be completely printed out and duly executed.

3.3. The procedure of defining receipts of marketing goods, products, works and services

For the purposes of taxation the receipts of marketing goods, products, works and services is defined in the following way:

- For income tax when defining the taxation base, the receipts of marketing services, goods and works is determined by accrual method;
- For VAT, road tax and other taxes when defining the taxation base, the receipts of marketing goods (works, services) is determined by the cash basis.

3.4. The methods of defining the expenses adopted in order to calculate the income tax, the index of distribution of income tax and VAT in order to the tax payment to the budgets of various levels, the method of payment of income tax

For the purposes of computing income tax:

- When defining the amount of material expenses while writing off the materials used during production (manufacture) of goods (execution of works, provision of services), the estimation method by average prime cost is applied;
- The amounts of amortization for all groups of fixed assets are charged by line method;
- As regards amortized fixed assets used for work under the conditions of aggressive environment and (or) enhanced interchangeability, the Organization has the right to apply special coefficient to the basic norm of amortization, but not higher than 2;
- To basic norm of amortization of fixed assets which are subject of leasing contract, the coefficient set in the contract is applied;

Under contracts concluded prior to 01.01.2002 the Organization charges amortization on leasing property by applying the methods and norms existed on the moment of conveyance (receipt) of property, and also by applying special coefficient not higher than 3.

For motor cars and passenger minibuses of initial cost of 300 thousand rubles and 400 thousand rubles correspondingly which were received for leasing, the main norm of amortization with special coefficient of 0.5 is applied;

- Retiring securities are written off to expenses at prime cost of the first in time acquisitions (by FCFS method).

The index of average labor force and remaining book value of amortized property of the directorate, branches and branches' structural units is applied for distribution of income tax to pay the tax to the budgets of different levels.

The index of average labor force of units and remaining book value of fixed assets of directorate, branches and branches' structural units is applied for distribution of VAT to pay the tax to the budgets of different levels.

The Organization pays income tax by monthly advance payments in equal portions in the amount of one- third of actually paid quarter advance payment for the quarter, preceeding the quarter when monthly advance payments are made.

General Director V.F. Lyulin

Chief accountant A.M. Kireeva

APPENDIX . THE LIST OF PROVISIONS WHICH ARE APPENDIX TO ACCOUNTING POLICY

1. The Organization's working plan of accounts and the instruction of its application.
2. Provision on the procedure of inventory of assets and liabilities and the measures to ensure the assets security.
3. Provision on documents circulation system.
4. Provision on the procedure of generating the Organization's accounting reporting.
5. Provision on the procedure of computing and payment of taxes.
6. Provision on accounting service.
7. Methodical guidelines on fixed assets accounting.
8. Methodical guidelines on intangible assets accounting.
9. Methodical guidelines on capital construction accounting.
10. Methodical guidelines on financial investments accounting.
11. Methodical guidelines on inventories accounting.
12. Methodical guidelines on expenditures accounting.
13. Methodical guidelines on monetary assets and monetary instruments accounting.
14. Methodical guidelines on incomes accounting.
15. Methodical guidelines on accounting the settlements with buyers and customers.
16. Methodical guidelines on accounting the settlements with suppliers and contractors.
17. Methodical guidelines on accounting the settlements with other debtors and creditors.
18. Methodical guidelines on credits and loans accounting.
19. Methodical guidelines on settlements with personnel.
20. Methodical guidelines on own capital accounting.
21. Methodical guidelines on targeted financing accounting.
22. Methodical guidelines on building up the reserves.
23. Methodical guidelines on intracompany's settlements accounting.
24. Methodical guidelines on reflecting economic operations at reorganization in book records.

Auditor's report for year 2001.

Opinion of independent audit company to shareholders on OJSC "Nizhegorodsviyazinform" accounting reporting for the year ending on December 31, 2001

1. We audited the attached OJSC "Nizhegorodsviyazinform" accounting reporting for the year ending on December 31, 2001. This reporting is prepared by OJSC "Nizhegorodsviyazinform" executive body in accordance with Federal law № 129-ФЗ of November 21, 1996 "On book records" and

"Provision on maintaining book records and accounting reporting in Russian Federation" approved by the order RF Ministry of finances № 34н of July 29, 1998. Accounting reporting being prepared in accordance with the specified Federal law № 129-ФЗ of November 21, 1996 "On book records" and "Provision on maintaining book records and accounting reporting in Russian Federation" approved by the order RF Ministry of finances № 34н of July 29, 1998 essentially differs from the reporting prepared in accordance with international standards of accounting.

2. OJSC "Nizhegorodsviyazinform" executive body is responsible for preparation of this reporting. Our duty is to express our opinion on reliability of this reporting in all essential aspects on the basis of conducted audit.

3. The audit of OJSC "Nizhegorodsviyazinform" accounting reporting for the report periods before 2001 was conducted by another auditing organization, its opinion on reliability of OJSC "Nizhegorodsviyazinform" accounting reporting for the year ending on December 31, 2000 was expressed in positive auditor's report of March 29,2001. The scope of works carried out by us did not include the checking of OJSC "Nizhegorodsviyazinform" accounting reporting for the periods preceding the year ending on December 31, 2001.

4. We conducted the audit in accordance with Federal law № 119-ФЗ of August 7, 2001 "On audit activity" and the Rules (Standards) of audit activity approved by the Committee on audit activity with the President of Russian Federation. The audit was planned and conducted in such a way so that to get sufficient confidence in the fact that the accounting reporting had been prepared in all essential aspects in accordance with Federal law № 129-ФЗ of November 21, 1996 "On book records" and "Provision on maintaining book records and accounting reporting in Russian Federation" approved by the order RF Ministry of finances № 34н of July 29, 1998. The audit included the checking of confirmations of digital data and explanations contained in the accounting reporting on a sample basis. We believe that the conducted audit gives sufficient grounds to express the opinion on reliability of this reporting.

5. As of December 31, 2001 the Company has not built up the reserve on doubtful accounts receivable, its building up is regulated by the requirements of PBR 8/98 "Contingency".

Auditor — Guzeev Dmitry Vasilievich
Auditor's qualification certificate № 035613

6. In our opinion, if put aside any amendments which might have been recognized to be necessary if it were possible to obtain sufficient confirmations as regards the circumstance indicated in the previous paragraph of this Report, the accounting reporting attached to this Report is reliable, i.e. it is prepared in such a way so that to ensure in all essential aspects the reflection of OJSC "Nizhegorodsviyazinform" assets and liabilities as of December 31, 2001 and financial results of its activity for the year ending on December 31, 2001 in accordance with Federal law № 129-ФЗ of November 21, 1996 "On book records" and "Provision on maintaining book records and accounting reporting in Russian Federation" approved by the order RF Ministry of finances № 34н of July 29, 1998.

7. At the meeting of shareholders on November 9, 2001 the shareholders made the decision on OJSC "Nizhegorodsviyazinform" reorganization in the form of takeover to it a number of dependent companies of OJSC "Sviayzinvest" located in Volga-Vyatskyi region.

Partner — Balashov Vadim Alexandrovich

Auditor — Guzeev Dmitry Vasilievich

April 29, 2002

ACCOUNTING BALANCE SHEET

		Codes		
	Form № 1 by OKUD	0710001		
For year 2001	Date (year, month, day)	2002	03	25
Organization: **Open joint stock company "Sviyazinform" of Nizhny Novgorod oblast**	By OKPO	01142788		
Industry (activity type): **Communication**	ITN	5260901817		
Organizational-legal form: **Open joint stock company**	By OKDP	52300		
State property management body: **Open joint stock company**	By OKOP/OKFS	47	16	
Measure unit: ***thousand rubles***	By OKEI	384		
	Date of approval			
	Date of sending (receipt)	25.03.2002		

ASSET	Line code	By the beginning of the report period	By the end of the report period
1	2	3	4

I NON-CIRCULATING ASSETS			
Intangible assets (04,05)	110	1501	1829
including:			
Patents, licenses, trade marks and other similar rights and assets	111	1074	1829
Organizational expenses	112	-	-
Fixed assets (01,02,03)	120	2202282	2360312
including:			
Land and environmental management objects	121	86	86
Buildings, machines and equipment	122	1661715	2139114
Uncompleted construction (07,08,16,61)	130	139611	200980
Long-term financial investments (06,82)	140	26103	26319
including: Investments to affiliates	141	4	4
Investments to dependent companies	142	12762	12762
Investments to other organizations	143	12837	13225
Loans provided to organizations for the period over 12 months	144	500	328
Other long-term financial investments	145		
Other non-circulating assets	150		
Total for section I	190	2369497	2589440
II CIRCULATING ASSETS			
Stocks	210	88677	90451
including: Raw materials, materials and other similar values (10,12,13,16)	211	66909	78830
Livestock for rearing and fattening (11)	212		
Expenses in work in progress (distribution costs) (20,21,23,29,30,36,44)	213	26	
Finished products and goods for re-sale (16,40,41)	214	15165	5164
Goods shipped (45)	215	1676	
Expenditures of future periods (31)	216	4901	6457
Other stocks and expenses	217		
VAT on acquired values (19)	220	11102	43212
Accounts receivable (payments are expected in over 12 months after the report date)	230		
including: Buyers and customers (62,76,82)	231		
Bills receivable (62)	232		
Debt of affiliate and dependent companies (78)	233		
Advances issued (61)	234		
Other debtors	235		
Accounts receivable (payments are expected within 12 months after the report date)	240	363179	338654
including: Buyers and customers (62,76,82)	241	274585	257503
Bills receivable (62)	242	194	82
Debt of affiliate and dependent companies (78)	243		
Debt of participants (founders) as regards contributions to charter capital (75)	244		

Advances issued (61)	245	12884	17857
Other debtors	246	75516	63192
Short-term financial investments (56,58,82)	250	169	94
Including: Loans provided to organizations for the period of at least 12 months	251		
Own shares purchase out from the shareholders	252	169	94
Other short-term financial investments	253		
Monetary resources	260	19441	18623
including: Cash office (50)	261	1577	2087
Settlement accounts (51)	262	16447	15622
Currency accounts (52)	263		
Other monetary resources (55,56,57)	264	1417	914
Other circulating assets	270		
Total for section II	290	482568	491034
TOTAL (sum of lines 190+290)	**300**	2852065	3080474

LIABILITIES	**Code**	**By the year start**	**By the year end**
1	2	3	4
III CAPITAL AND RESERVES			
Charter capital (85)	410	583388	583388
Additional capital (87)	420	1283973	1080285
Reserve capital (86)	430	58798	58798
Including: Reserve funds built up in accordance with legislation	431	58798	58798
Reserves built up in accordance with constituent documents	432		
Social sphere fund (88)	440	34669	313
Targeted financing and proceeds (96)	450		
Undistributed profit of past years (88)	460	330695	564240
Non-covered loss of past years (88)	465		
Undistributed profit of the report year (88)	470		280678
Итого по разделу III	490	2291523	2567702
IV LONG-TERM LIABILITIES			
Borrowed funds (92,95)	510	56970	6406
Including: Bank credits due to repayment in over 12 months after the report date	511		
Other loans due to repayment in over 12 months after the report period	512	56970	6406
Other long-term liabilities	520	183149	
Total for section IV	590	240119	6406
V SHORT-TERM LIABILITIES			
Borrowed funds (90,94)	610		146321
Including: Bank credits	611		1663
Other loans	612		144658
Accounts payable	620	215332	307161
Including:			

Suppliers and contractors (60,76)	621	60106	94526
Bills payable (60)	622		
Debt to affiliate and dependent companies (78)	623		
Payroll liabilities (70)	624	8475	11874
Debt to state extra-budgetary funds (69)	625	8069	9331
Debt to the budget (68)	626	44312	34627
Advances received (64)	627	16436	23394
Other creditors	628	77934	133409
Debt to participants on income payment (75)	630	71573	6146
Income of future periods (83)	640	21808	46738
Reserves for forthcoming expenses (89)	650	11710	
Other short-term liabilities	660		
Total for section V	690	320423	506366
TOTAL (sum of lines 490+590+690)	700	2852065	3080474

Reference on availability of values accounted at below-line accounts

Item description	Line code	By the report period beginning	By the report period end
1	2	3	4
Rented fixed assets (001)	910	5494	5494
Including under leasing	911	2578	5494
Inventory items accepted for custody (002)	920	62	1925
Goods accepted for commission (004)	930		69
Accounts receivable of insolvent debtors written off to loss (007)	940	32074	35959
Received coverage of liabilities and payments (008)	950		
Issued coverage of liabilities and payments (009)	960		251785
Ageing of housing fund (014)	970	736	1155
Deterioration of objects of outdoor accomplishment and similar objects (015)	980		
Registered high-security forms	990	5117	4496

PROFIT AND LOSS STATEMENT

For year 2001

	Codes		
Form № 2 by OKUD	0710002		
Date (year, month, day)	2002	03	25
By OKPO	01142788		
ITN	5260901817		
By OKDP	52300		
By OKOP/OKFS	47	16	
By OKEI	384		
Date of approval			
Date of sending (receipt)	25.03.2002		

Organization: **Open joint stock company "Sviyazinform" of Nizhny Novgorod oblast**

Industry (activity type): **Communication**

Organizational-legal form: **Open joint stock company**

State property management body: **Open joint stock company**

Measure unit: **thousand rubles**

Item description	Line	For the report	For similar period

	code	period	of the last year
1	2	3	4
I. Income and expense under common types of activity			
Proceeds (net) from sales of goods, products, works, services (less VAT, excise and similar obligatory payments)	010	1705995	1401431
Prime cost from sales of goods, products, works and services	020	(1105969)	(943442)
Gross profit	029	6000026	457989
Commercial expenses	030	(12134)	(8962)
Administrative expenses	040	-	-
Profit (loss) from sales (lines (010-020-030-040))	050	587892	449027
II. Operating revenues and expenses			
Interest receivable	060	341	404
Interest payable	070	(8253)	
Revenues from participation in other organizations	080	6644	3011
Other operating revenues	090	24511	15579
Other operating expenses	100	(39377)	(47787)
III. Non-sale revenues and expenses			
Other non-sale revenues	120	58139	60250
Other non-sale expenses	130	(138799)	(68309)
Income (loss) before taxation (050+060-070+080+090-100+120-130)	140	491098	412175
Income tax	150	(210420)	(109845)
Income (loss) from common activity	160	280678	302330
IV. Extraordinary revenues and expenses			
Extraordinary revenues	170	-	-
Extraordinary expenses	180	-	-
Net profit lines (160+170-180)	190	280678	302330
By reference: Dividends per a share: Under preferred	201	0,00095	0,00104
Under ordinary	202	0,00285	0,00311
The amount of dividends assumed in the next report year per a share: Under preferred	203	0,00055	
Under ordinary	204	0,00165	

Breakdown of some profits and losses

Item description	Line code	For the report period		For similar period of the previous year	
		profit	loss	profit	loss
1	2	3	4	5	6
Penalties, fines and forfeit penalties recognized or for					

which court decisions (arbitration court) on their collecting are received	210	3724	(144)	2428	(248)
Profit (loss) of past years	220	1570	(3240)	1645	(1550)
Indemnification of losses caused by non-performance or inadequate performance of obligations	230	130	(29)	408	
Exchange rate differences in operations with foreign currency	240	16278	(14243)	33676	(27537)
Reduction of prime cost of inventories by the end of the report period	250	X		X	
Writing off the accounts receivable and the accounts payable for which the actionable term has expired	260	2828	(5254)	6057	(13892)
	270				



STATEMENT ON CAPITAL CHANGES

			CODES	
		Form № 03 by OKUD	0710003	
for	2001	Date (year, month, day)	2002	03
Organization	OJSC "Nizhegorodsviyazinform"	By OKPO	0114278	
Identification taxpayer number	5260901817	ITN	52609018	
Activity type		By OKDP	52300	
Organizational-legal form/ownership form		By OKOPF/OKFS	47	
Measure unit:	Thousand rubles	By OKEI	384	

Item description	Line code	Balance by the report year beginning	Received in the report year	Spent (used) in the report year	Balance by report year (
1	2	3	4	5	6
I. **CAPITAL** **Charter capital**	010	583388			58
Additional capital	020	1283973	130208	(333896)	108
Increment of property value at reappraisal	021	1150354	1156	(283025)	86
Reserve fund	030	58798			5
Reserves built up in accordance with constituent documents	040				
Undistributed profit of the past years – total	050	330695	233545		56
including: the source of financing capital investments of production designation	051				
	052				
	053				
	054				
Undistributed profit .	055		280678		28
Social sphere fund	060	34669		(34356)	
Total for section I	**079**	2291523	644431	(368252)	256
II. Reserves for forthcoming expenses – total	**080**	11710	21156	(32866)	
including: for leaves	081				
For repair of fixed assets	082				
For insurance	083				
For remuneration basing on the results of the year	084	11710	21156	(32866)	
Miscellaneous (itemize)	085				
	086				
Total for section II	**089**	11710	21156	(32866)	
III. Assessed reserves - total	**090**				
including: for doubtful debts	091				
Against securities	092				
Total for section III	**099**				

IV. Change of capital <*>

Item description	Line code	For the report year	For the prev year
1	2	3	4
The amount of capital by the report period beginning	100	2291523	126

Increase in capitalization – total	110	280713	117
including: due to additional issue of shares	111		
Due to the assets revaluation	112		87
Due to the increase of property	113		
Due to reorganization of legal entity (merging, takeover)	114		
Due to incomes which in accordance with the rules of book records and reporting are directly applied to the increase of capital	115		
Other proceeds	116	280713	30
Reduction of capital - total	120	(4534)	(14(
including: due to decrease of shares face value	121		
Due to decrease of shares quantity	122		
Due to reorganization of legal entity (de-merging, split-off)	123		
Due to expenses which in accordance with the rules of book records and reporting are directly applied to reduction of capital	124		
Other retirements	125	4534	14
The amount of capital by the report period end	130	2567702	229

<*> Filled in and provided only by business partnerships and companies in the structure of accounting reporting.

Item description	Line code	Balance by the report year beginning	Received in the report year	Spent in the report year	Balance by report year (
1	2	3	4	5	6
Targeted financing and proceeds - **total**	**140**		54920	(54920)	
including: from budget	141		54920	(54920)	
Extra-budgetary funds	142				
Legal entities	143				
Natural persons	144				
Other (itemize)	145				

References

Item description	Line code	Balance by the report year beginning	Balance by the report year end
1	2	3	4

Net assets	150	2313156		2614341	
		From budget		From extra-budgetary funds	
		For the report year	For the previous year	For the report year	For the prev year
1	2	3	4	5	6
Received for: Expenses on common types of activity – total	**160**	35015	22595		
including: for privileged categories of citizens	161	34958	22491		
Other (itemize)	162	57	104		
	163				
Capital investments into non-circulating assets	**170**	19905	17538		
including: construction of objects	171		42		
Acquisition of equipment	172	19905	17496		
Other (itemize)	173				
For the purposes related to emergency circumstances	180				

STATEMENT OF FUNDS FLOW

			CODES	
		Form № 04 by OKUD	0710004	
For	**2001**	Date (year, month, day)	2002	03	25
Organization	**OJSC "Nizhegorodsviyazinform"**	By OKPO	01142788	
Identification taxpayer number	**5260901817**	ITN	5260901817	
Activity type		By OKDP	52300	
Organizational-legal form/ownership form		By OKOPF/OKFS	47	16
Measure unit:	**Thousand rubles**	By OKEI	**384**	

Item description	Line code	Amount	Out of it		
			Under current activity	Under investment activity	Under financial activity
1	2	3	4	5	6
1. The balance of funds by the year beginning	010	19441	X	X	X
2. Funds received - total	**020**	2002621	1996038	6583	
including: revenues from sales of goods, products, works and services	030	1649805	1649805	X	X
Revenues from sales of fixed assets and other property	040	5023	5023		
Advances received from buyers (customers)	050			X	X
Budgetary appropriations and other targeted financing	060	42960	42960		
Free of charge	070				
Credits received	080	20000	20000		
Loans received	085				
Dividends, interest under financial investments	090	6583	X	6583	
Other proceeds	110	278250	278250		
3. Committed funds - total	**120**	(2004353)	1492996	71671	
including for: Payment of acquired goods, works and services	130	703405	667118	36287	
Remuneration of labor	140	303167	X	X	X
Income tax including	141		X	X	X
Deductions to state extra-budgetary funds	150	136519	X	X	X
Payment of accountable sums	160	14617	14617		
Payment of advances	170	267	267		
Payment of share participation in construction	180		X		X
Payment of machines, equipment and carrier vehicles	190	18020		18020	X
Financial investments	200		X		
Payment of dividends, interest under securities	210	17364	X	17364	
Tax including	211		X		
Settlements with budget	220	299427	299427	X	
Payment of interest and principal sum under received credits and loans	230	113022	113022		
Other payments, transfers, etc.	250	398545	398545		
4. Balance of funds by the report period end	**260**	17709	X	X	X

BY REFERENCE: From line 020 it was received under cash settlement (excluding data of line 100) – **total**	270	856696			
Including under settlements with: legal entities	280	161608			
Natural persons	**290**	695088			
Out of them with the use of: cash register	291	548689			
Registered high-security forms	292	146399			
Other	293				
cash: received from bank to cash office of the organization	295	50978			
Returned to bank from the organization's cash office	296	655991			

APPENDIX TO BALANCE SHEET

			CODES	
		Form № 05 by OKUD	**071000[illegible]**	
For	**2001**	Date (year, month, day)	2002	03
Organization	OJSC "Nizhegorodsviyazinform"	By OKPO	**0114278[illegible]**	
Identification taxpayer number	**5260901817**	ITN	52609018[illegible]	
Activity type		By OKDP	52300	
Organizational-legal form/ownership form		By OKOPF/OKFS	**47**	**1**
Measure unit:	**Thousand rubles**	By OKEI	**384**	

1. BORROWED FUNDS FLOW

Item description	Line code	Balance by the report year beginning	Received	Paid off	Balance b[y] the repor[t] year end
1	2	3	4	5	6
Long-term credits	110				
including: outstanding on time	111				
Long-term loans	120	56970	6406	(56970)	64
including: outstanding on time	121				

Short-term credits	130		20000	(18337)	16
including: outstanding on time	131				
Short-term loans	140		46270		462
including: outstanding on time	141				

2. ACCOUNTS RECEIVABLE AND PAYABLE

Item description	Line code	Balance by the report year beginning	Liabilities occurred	Liabilities paid off	Balance by the report year end
1	2	3	4	5	6
Accounts receivable: short-term	210	363179	460644	(4631169)	3386
Including debt in arrears	211	212773	1443939	(1486515)	1701
Out of it with duration over 3 months before the report date	212	130287	703803	(737414)	966
Long-term	220				
Including debt in arrears	221				
Out of it with duration over 3 months before the report date	222				
From line 220 the debt, the payments under which are expected in over 12 months after the report date	223				

Item description	Line code	Balance by the report year beginning	Liabilities occurred	Liabilities paid off	Balance by the report year end
1	2	3	4	5	6
Accounts payable: short-term	230	215332	3794782	(3783270)	2268
Including debt in arrears	231	79445	691834	(704724)	665
Out of it with duration over 3 months before the report date	232	40019	316544	(310889)	456
Long-term	240	183149	122714	(219140)	867
Including debt in arrears	241		84753	(7838)	769

Out of it with duration over 3 months before the report date	242		84753	(7838)	769
From line 240 the debt, the payments under which are expected in over 12 months after the report date	243		45631		456
Coverage: received	250				
Including from third parties	251				
Issued	260		251785		2517
Including to third parties	261				

REFERENCES TO SECTION 2

Item description	Line code	Balance by the year beginning	Liabilities occurred	Liabilities paid off	Balance b the year e
1	2	3	4	5	6
1) Bills of exchange flow Bills of exchange issued	262				
Including in arrears	263				
Bills of exchange received	264	194	19642	(19754)	
Including in arrears	265				
2) Accounts receivable for delivered products (works, services) at actual prime cost	266	1676		(1676)	

3) The list of organizations – debtors, having the largest debt

		Balance by the report year end	
Organization's name	Line code	TOTAL	Including with duration over 3 months
1	2	3	4
Budgetary organizations	270	23182	11639

Agriculture	271	9376	6865
Department of Interior of the Ministry of Interior	272	19223	13281
Natural persons	273	89685	5204
Administration	274	9362	4819
Federal Agency for Government Communications and Information (FAGCI)	275	2091	1793
Industry	276	98917	25197
Ministry of Defense institutions	277	5513	2117
TV radio companies	278	57	4
	279		

4) The list of organizations – creditors, having the largest debt

Organization's name	Line code	Balance by the report year end	
		TOTAL	Including with duration over 3 months
1	2	3	4
Settlements with OJSC "Rostelecom"	280	15546	
Under contracts for equipment	281	104794	104794
Settlements under VAT (account 76)	282	40257	14396
With extra-budgetary funds	283	18746	16203
Settlements under leasing	284	41310	41310
Settlements under debts for equipment	285	51879	41628
	286		
	287		
	288		

3. DEPRECIABLE PROPERTY

Item description	Line code	Balance by the report year beginning	Was received (commissioned)	Retired	Balance b the repor year end
1	2	3	4	5	6

I. INTANGIBLE ASSETS Rights for the objects of intellectual (industrial) property	310	1548	1257	(558)	22
Including the rights arising from author's and other contracts for work of science, literature, art and objects of adjacent rights for PC programs, databases, etc.	311	1512	1245	(550)	22
From patents for inventions, production pieces, selection breakthrough, from certificates for utility models, trade marks and service marks or licensing contracts for their usage	312	36	12	(8)	
From the rights for "know-how"........	313				
Rights for using isolated natural objects	320	1		(1)	
Organization expenses	330				
Organization's business reputation	340				
Miscellaneous	349	757		(582)	1
Total (sum of lines 310+320+330+340+349)	**350**	2306	1257	(1141)	24

Item description	Line cod e	Balance by the report year beginning	Was received (commissio ned)	Retired	Balance b the repor year end
1	2	3	4	5	6
II.FIXED ASSETS Land and nature management objects	360	86			

Buildings	361	715114	15489	(2905)	7276
Works	362	272891	34690	(389)	3071
Machines and equipment	363	2831631	264226	(22840)	30730
Carriers	364	72582	7515	(3192)	769
Production and economic inventory	365	7924	1101	(126)	88
Working livestock	366				
Productive livestock	367				
Long-lived plantations	368				
Other types of fixed assets	369	1366	798	(499)	16
Total (sum of lines 360 - 369)	**370**	3901594	323819	(29951)	41954
including: production	371	3891965	322195	(28566)	41855
Non-production	372	9629	1624	(1385)	98
Low value and quickly worn out subjects – total	373	62032	52047	(82420)	316
including: at warehouse	374	8718	25656	(27338)	70
in operation	375	53314	26391	(55082)	246
III. PROFITABLE INVESTMENTS INTO MATERIAL VALUES Property for granting on leasing	381				
Property provided under the contract of hire	382				
Miscellaneous	383				
Total (sum of lines 381-383)	**385**				
Property transferred for asset management	386				

REFERENCE TO SECTION 3

Item description	Line code	By the report year beginning	By the report year end
1	2	3	4
From line 371, columns 3 and 6 are granted for rent – **total**	**387**	1125	1125
including: buildings	388	386	386
Works	389		
Carrier vehicles	390		
Other (itemize)	391	739	739
Transferred for conservation	392	913	
Amortization of depreciable property: Intangible assets	393	805	593
Fixed assets - **total**	**394**	1699312	1835150
Including : Buildings and works	395	228151	240303
Machines, equipment, carriers	396	1467922	1590914
other	397	3239	3933
Profitable investments into material values	398		
Low value and quickly worn out subjects	399	50585	24239
Property transferred for asset management	400		
By reference: The result of indexation due to fixed assets reappraisal: Original (replacement value)	401	1686919	X
amortization	402	814939	X
Pawned property	403		
The cost of property for which amortization is not charged – total	404	601438	652208
including: intangible assets	405	3778	187
fixed assets	406	597660	652021

Change of fixed assets cost due to completion of construction, placement of additional equipment, reconstruction	407	X	
The difference between the cost of goods acquisition and their sales value	408		
The cost of pawned material-production stocks	409		

4. FLOW OF FUNDS FOR FINANCING LONG-TERM INVESTMENTS AND FINANCIAL HOLDIN

Item description	Line code	Balance for the report year beginning	Charged (formed)	Used	Balance b the repor year end
1	2	3	4	5	6
Organization's own funds **-total**	**410**		240631	(240631)	
including: the source of financing capital investments	411		80000	(80000)	
Amortization of fixed assets	412		160296	(160296)	
Amortization of intangible assets	413		335	(335)	
Borrowed funds - **total**	**420**		74482	(74482)	
including: bank credits	421				
Borrowed funds of other organizations	422				
Share participation in construction	423				
From budget	424		19905	(19905)	
From extra-budgetary funds	425				
Other (itemize)	426		54577	(54577)	
Total of own and borrowed funds (sum of lines 410 and 420)	**430**		315113	(315113)	

By reference: Uncompleted construction	440	130241	356244	(316066)	1704
Investments into affiliated companies	450	4			
Investments into dependent companies	460	12762			127

5. FINANCIAL HOLDINGS

Item description	Line code	Long-term		Short-term	
		By the report year beginning	By the report year end	By the report year beginning	By the rep year end
1	2	3	4	5	6
Shares and stocks of other organizations	510	25603	25991		
Bonds and other debt instruments	520				
Granted loans	530	500	328		
Other (itemize)	540				
By reference: Bonds and other securities at market value	550				

6. EXPENSES FOR COMMON TYPES OF ACTIVITY

Item description	Line code	For the report year	For the previous ye
1	2	3	4
Material costs	**610**	103170	950
including: raw materials and materials	611	48317	478
fuel and energy	612	46894	404
spare parts	613	7959	67
Expenses for remuneration of labor	620	346994	2553
Deductions for social needs	630	124781	989
Depreciation	640	159853	1346
Other expenses	650	383305	3684
including: taxes included into expenses	651	21952	396
rent	652	11859	86
training and retraining of personnel	653	1480	9

Total for expenses elements	**660**	1118103	9524
Change of balances (increment[+], reduction [-]) of: uncompleted construction	670	(26)	(1
expenses of future periods	680	1556	36
reserves of future expenses	690	(11710)	4

7. SOCIAL INDICES

Item description	Line code	Due as per calculation	Spent	Transferred to funds
1	2	3	4	5
Deductions to state extra-budgetary funds: to Social Security Fund	710	17428	(10035)	7780
To Pension fund	720	115210	X	113866
To Employment fund	730		X	331
For medical insurance	740	14836	X	14542
Deductions to non-government pension funds	750	4458	X	4309
Premiums under the contracts of voluntary insurance of pensions	755			
Average number of employees	760	8806		
Cash payments and incentive fees not related to the output of products, work execution, providing of services	770	11837		
Income under shares and deposits into the organization's property	780	11826		

REPORT ON PERFORMANCE OF INCOME AND EXPENSE BUDGET FOR BUDGETARY FUNDS

form № 02 By OKUD | 0

As of January 1, 2002

Date | 200: 25

Institution, other organization receiving budgetary funds: OJSC "Nizhegorodsviyazinform" By OKPO | 01

Chief administrator (administrator) By PPP

Section and sub-section 2301 By FKR

Targeted item 500 By KTsSR

Type of expenses 380 By KVR

Periodicity:July1, October1, annual By OKUD

Measure unit: **Thousand rubles** By OKEI

Item description	Line code	Item code	Approved budgetary appropriations for the year	Balance of funds as of 01.01.2001	Financed in current year	Cash expenses	Actual expenses	Return of non-used balances of funds *)	Bal. fun 01.0
	1	2	3	4	5	6	7	8	
Base salary of civil servants	010	110111							
Increment to salary, additional remuneration of labor, other cash payments of civil servants	020	110112							
Payment of annual leaves of civil servants	030	110115							
Salaries of military personnel	040	110121							
Monthly and other increments	050	110122							
Other additional cash payments	060	110123							
Dismissal pay	070	110130							
Remuneration of labor of externs	080	110140							
Insurance contributions to RF social security fund, RF state employment fund, obligatory medical	090	110210							

insurance funds									
Insurance contributions to RF Pension fund	100	110220							
Stationery, materials and accessories for current economic needs	110	110310							
Medicaments and bandages	120	110321							
Other medical expenses	130	110322							
Cushioned inventory	140	110331							
Uniform (clothing allowance)	150	110332							
Compensation for uniform (clothing allowance)	160	110333							
Other expenses for cushioned inventory and uniform (clothing allowance)	170	110334							
Foodstuff purchase	180	110341							
Compensation for food provisioning	190	110342							
Barrack fare	200	110343							
Other expenses for food provisioning	210	110344							
Other expendable materials and supplies	220	110350							
Payment of furniture, barrack's and other inventory	230	110360							
Payment of special fuel and lubricants	240	110370							
Compensatory payments to employees	250	110410							
Other expenses for business	260	110420							

travels and official travels									
Installation allowances and per diem when promoted	270	110430							
Payment of transportation services during travel on leave (for personal purposes)	280	110510							
Military passenger transportation	290	110520							
Military cargo transportation	300	110530							
Special transportation	310	110540							
Other transportation services	320	110550							
Payment of communication channels rent	330	110610							
Payment of communication services (privilege telephone)	340	110620			54870,000	(54870,000)	(54870,000)		
Payment of other communication services	341	110630							
Payment of maintenance of premises	350	110710							
Payment of heating and technological needs	360	110721							
Payment of gas consumption	370	110722							
Payment of consumption of boiler and furnace fuel	380	110723							
Payment of electric energy consumption	390	110730							
Payment of water supply to premises	400	110740							
Payment of premises rent	410	110750							
Payment of privileges for utilities services	420	110760							
Other utilities services	430	110770							
Payment of prospecting	440	110800							

Payment of standard design services	450	110900							
Payment of science-research organizations services	460	111010							
Payment of current repair of equipment and inventory	470	111020							
Payment of current repair of buildings and works	480	111030							
Other current expenses	490	111040	50,000		50,000	(50,000)	(50,000)		
Out of them for official entertainment expenses	500	111041							
Payment of special R&D works	510	111050							
Payment of special development works	520	111060							
Payment of special purchases	530	111070							
Payment of special operation	540	111080							
Payment of special repair	550	111090							
Other operating expenses	560	111110							
Other expenses related to provision of combat (functional) training and logistics support of military forces (organs, services)	570	111120							
Payment of expenses for equipping and maintaining training objects and social-cultural objects	580	111130							
Subsidies to government organizations	590	130110							
Subsidies to financial organizations	600	130120							

Losses of organizations occurring during the sale of goods (works, services)	610	130130							
Other subsidies	620	130140							
Subventions	630	130150							
Funds transferred to budgets of other levels	640	130210							
Transfers to unprofitable organizations	650	130220							
Payment of pensions and financial allowances	660	130310							
Educational scholarships	670	130320							
Other transfers for general public	680	130330							
Payment of financial allowances to pensioners (former military staff and persons likened to them)	690	130340							
Lump-sum allowances to military staff and persons likened to them	700	130350							
Payment of financial allowances and compensations to military staff and persons likened to them in accordance with current legislation	710	130360							
Obligatory state insurance	720	130370							
Compensations for medical treatment	730	130380							
Loans for acquiring household	740	130390							
Payment of services for recognition of rights for property abroad	750	140000							

Acquisition of production equipment and long use subjects for government enterprises	760	240110							
Acquisition of non-production equipment and long use subjects for government institutions	770	240120							
Housing construction	780	240210							
Construction of objects of production designation, excluding the construction of military objects	790	240220							
Construction of objects of non-production designation, excluding housing construction	800	240230							
Construction of military objects	810	240240							
Capital repair of residential properties	820	240310							
Capital repair of objects of production designation, including capital repair of military objects	830	240320							
Capital repair of objects of non-production designation, excluding capital repair of residential properties	840	240330							
Capital repair of military objects	850	240340							
Other capital repairs	860	240350							
Acquisition of material assets for government stocks and reserves	870	250100							
Acquisition of land	880	260100							
Acquisition of intangible	890	260200							

assets									
Transfers to enterprises and organizations	900	270120							
Other credits (budgetary loans) inside the country	910	380140							
Total expenses	920	800000	50,000		54920,000	(54920,000)	(54920,000)		

ORDER

31 December 2002 № 284

"On accounting policy for year 2003"

In accordance with Federal law "On accounting work" № 129-ФЗ of 21.11.96 ", the Provision on keeping book accounting records and reports in RF, approved by RF Ministry of Finances Order № 34н of 14.04.1997, the Provision on book accounting records "The company's accounting policy" PBAR 1/98, approved by RF Ministry of Finances Order № 60н of 09.12.98

I GIVE ORDERS:

1. Approve the Provision on the company's accounting policy for year 2003.
3. The control for the order execution is imposed on OJSC "VolgaTelecom" chief accountant Mr. Popkov N.I..

General Director (signature) V.F. Lyulin

Approved by the order of
OJSC "VolgaTelecom"
General Director
№ 284 of 31.12.2002.

Provision on accounting policy for the purposes of taxation of OJSC "VolgaTelecom"

Nizhny Novgorod

Year 2002

TABLE OF CONTENTS

1. Introduction

This provision on the Organization's accounting policy for taxation purposes is developed in accordance with the requirements of Russian Federation tax legislation.

For the purposes of this Provision the Organization's Accounting policy for taxation purposes means the array of rules of organization and the technology of realization of methods of maintaining tax accounting adopted by the Organization in order to generate complete and reliable information on the procedure of accounting for the purposes of taxation economic operations performed during the report (tax) period, and also for providing the information to internal and external users for the control over correctness, completeness and timeliness of taxes computation and payment.

In cases when the system of standard regulation of tax accounting of Russian Federation does not establish the method of maintaining the tax accounting for specific issue, the Organization while forming its Accounting policy developed appropriate method of accounting proceeding from current tax legislation.

The Organization's accounting policy for the taxation purposes, being the basis of tax accounting system, should ensure:

- Performance of such fundamental accounting principles as: completeness, accuracy, timeliness, noncontradiction, rationality, continuity and consistency;
- Compliance with requirements to tax accounting as established by tax legislation;
- Uniformity of techniques while organizing and maintaining tax accounting in the Organization upon the whole and in its units[2];
- Efficiency and flexibility of tax accounting system reaction to the changes of conditions for carrying out financial-economic activity and taxation;
- Correct, complete and timely computation and payment of taxes.

This Provision along with obligatory requirements and rules takes into account the peculiarities of communication Organization:

- Availability of internal documents regulating the accounting process from the point of view of industry's specificity;
- Availability of considerable number of units, in a number of cases remote from the Organization's directorate location;

The methods of maintaining tax accounting include:

- Methods of grouping and assessment of facts of economic activity, repayment of assets value, recognition of incomes and expenses;
- Techniques of organizing documents circulation;
- Internal control system;
- Methods of using the data of book records and accounting registers system;

[2] For the purposes of this document the Organization's units, if otherwise is not provided, mean branches and structural units.

- Other appropriate techniques and methods of accounting.

The methods of maintaining tax accounting, chosen by the Company while forming this Accounting policy, are approved by the order of the Organization's General Director and applied since January 1, 2003.

All the persons, related to the solution of issues regulated by the Accounting policy for the purposes of taxation, should be guided in their activity by this Provision:

- The Organization's management;
- Managers of branches and structural units responsible for organization and status of accounting of their units;
- Personnel of services and departments responsible for timely development, revision, notification of units-responsible parties on reference data;
- Personnel of all services and units responsible for provision of original document to the accounting department and/or tax services;
- Personnel of accounting (tax) service responsible for timely and qualitative execution of all kinds of works of tax accounting and producing the tax reporting;

The Accounting policy for the taxation purposes is formed for year 2003 and is not subject to changes excluding the following cases:

- Change of legislation on taxes and dues;
- Change of applicable accounting methods.

In case, if the Organization started to carry out new types of activity, it should also define and include the principles and the procedure of reflecting these types of activity for taxation purposes in the Accounting policy for the taxation purposes.

Changes introduced into the text of the Provision on the Organization's Accounting policy for the taxation purposes are considered by the Board of directors and approved by the Organization's General Director.

The decision on introducing changes to the accounting policy for taxation purposes, if the applicable accounting methods are changed, is adopted since the new tax period beginning, and if the legislation on taxes and dues is changed, not earlier than the changes of the specified legislation become effective.

2. Organization of tax accounting maintenance

The main tasks of organizing the tax accounting are:

- Defining general principles of division of powers and responsibilities of tax and other accounting services at each level of management (in vertical) and within every level of management (in horizontal);
- Creating of uniform system of the Organization's standard documents regulating the activity of tax and other accounting services within the system of maintaining the Organization's tax accounting.

Taxes are accounted by tax service at all levels of the Organization's management (in Organization's

directorate, in branches and branches' structural units). Tax services are established in the form of departments (sectors), tax groups of accounting departments and are subordinate to chief (senior) accountants.

The Organization's head and chief accountant, the manager of the branch and structural unit are responsible for organizing and maintaining tax accounting.

In accordance with clause 19 of RF Tax Code the Organization is the payer of taxes and dues. The Organization's local units are acting as taxpayers and tax agents in accordance with tax legislation and the Organization's standard documents regulating tax accounting maintenance for separate taxes. The duties of the taxpayer are distributed between the Directorate and the branches (local units) in the following way:

- The directorate centrally computes VAT and income tax. The directorate pays VAT and income tax as regards the portion of federal budget, the payment of income tax as regards territorial and local budgets is made by the directorate and branches in due portion. The provision of tax returns for the specified taxes is carried out to tax authorities in the procedure stipulated by clauses 174, 289 of Russian Federation Tax Code;
- The directorate centrally computes and pays the property tax (as regards the difference of total amount of computed tax and the amount due to payment by branches and local units), provides consolidated tax return to the tax authority at the taxpayer's registration location; the branches (local units) provide tax returns at the property's location and pay the tax to territorial and local budgets in due portion;
- Settlements with the budget (extra-budgetary funds) as regards income tax of natural persons, uniform social tax, other deductions to social extra-budgetary funds are made by the branches (local units) having separate balance and settlement account as regards the tax base formed for the specified branches (local units);
- Settlements with the budget as regards other regional and local taxes (computation, provision of tax returns and payment of taxes) are made by the branches (local units) having separate balance and settlement account as regards the tax base formed for the specified branches (local units) in accordance with RF current legislation on taxes and dues.

The branches are delegated the right to establish another procedure of taxes payment due to transfer to the budgets of RF subjects and to local budgets.

The execution of duties of a tax agent for income tax, VAT stipulated by RF Tax Code is carried out by the Directorate.

The inventory of liabilities related to settlements on taxes and dues, and checking of debts with tax authorities is carried out by the Directorate, branches and the branches' structural units as regards the payments at the location of taxpayer duties execution.
Consolidated tax returns are made up on the basis of synthetic registers of tax accounting. Synthetic registers of tax accounting are kept in the form of sheets of tax returns for corresponding taxes with additional detailing (itemizing).

The structure and the forms of synthetic registers of tax accounting are provided in Appendix 1 to this Provision.

Synthetic registers of tax accounting are filled in on the basis of data of prime records.

The procedure and the peculiarities of reflecting data in synthetic registers of tax accounting, and also of executing tax returns are provided in Methodical guidelines for computing and payment of basic taxes.

3. The procedure of keeping invoices register, purshases ledger and sales ledger

The Organization keeps purchases ledger and sales ledger, the registers of received and issued invoices by using computer equipment. Not later than the 20-th day of the month following the report month, the purchases ledger is printed out, the pages are numbered, laced and sealed.

The registers of received and issued invoices, ledgers of sales and purchases are kept in electronic format by the branches and structural units in the form of sections of uniform registers of received and issued invoices, uniform purchases ledger and uniform sales ledger of the Organization.

An invoice is issued by means of a PC, but may be filled in by hand.

The invoice, purchases ledger and sales ledger are signed by General Director and chief accountant, or by other executive officers. The set of people authorized to sign these documents is defined by the Organization's order. Managers and chief accountants of branches or structural units have the right to relegate the right of signature of invoices to other persons working in the Organization. Relegation of the right of signature of invoices is executed by order documents of the branch or structural unit.

When rendering communication services, the invoices are issued at the same time with payment-settlement documents once a month not later than the 5-th day of the month following the past month.

When rendering communication services to natural persons, the invoices are not issued. The Organization makes up single invoice for total amount of services rendered to natural persons for the report period, the invoice being registered in the sales ledger.

The invoices for services rendered (executed works, shipped goods) to buyers are issued by the directorate, branches and branches' structural units.

Numbering of invoices in the purchases ledger and the sales ledger is made as the numbers are increasing. Here composite numbers with the index of directorate, branch and branch's structural unit are used. The numbers are issued in accordance with units' codification developed by the directorate. The code of directorate, branch or branch's structural unit is a component of the invoice number.

The sections of purchases and sales ledgers for the report tax period are provided in electronic format by the branches and structural units to the Organization's directorate for executing a single purchases ledger and a single sales ledger and for making up VAT tax returns.

The second copies of invoices, sales ledger are kept in electronic format. When necessary the above said documents may be completely printed out and duly executed.

4. The procedure of defining incomes and the time of defining tax base during the sales of goods, works and services

For the purposes of computing income tax, the income from sales of goods (works and services) and non-sale income of the Organization are defined by accrual method. That is, the incomes are

recognized in that report (tax) period in which they occurred irrespective of actual incoming of funds, other property (works, services) and (or) property rights.

Proceeds from the Organization's property granted for rent are recognized as the income from sales.

For the purposes of VAT computing, by the time of defining the tax base during sales (transfer) of goods (works, services) the Organization recognizes the day of payment of shipped goods (executed works, rendered services) by the Organization, in accordance with the requirements of chapter 21 of RF Tax Code; by payment of goods (works, services) is meant termination of counter obligation of the purchaser of the specified goods (works, services) to the Organization, this counter obligation being directly related to the supply (transfer) of these goods (execution of works, provision of services), excluding termination of counter obligation by way of issuing its own bill of exchange by the purchaser-bill drawer.

For the purposes of computing sales tax, by the time of defining the tax base during the sales (transfer) of goods (works, services) the Organization recognizes the day of payment of shipped goods (executed works, rendered services).

5. The methods of defining the expenses adopted for the purposes of computing organizations' income tax

For the purposes of computing organizations' income tax:

- When defining the amount of material expenses during writing off of raw materials and materials used in production (manufacture) of goods (execution of works, provision of services) the method of valuation by average prime cost is applied;
- useful life of objects of fixed assets and intangible assets within the terms established by RF legislation is defined by the resolution of the committee on the acceptance of fixed assets and intangible assets and is established by the Organization's order document;
- useful life of objects of second-hand fixed assets is established with taking into account the operation period by the previous owner;
- useful life of objects of fixed assets after reconstruction, modernization or technical upgrading is increased within the terms established for that amortization group in which the fixed asset is included;
- depreciable value of fixed assets, the operation period of which as of 01.01.2002 exceeds their useful life defined in accordance with amortization groups, is discharged evenly during seven years since the effective date of chapter 25 of Russian Federation Tax Code;
- the amortization for all groups of fixed assets is charged by line method;
- as regards amortized fixed assets used for work under the conditions of aggressive environment and (or) enhanced interchangeability, the Organization has the right to apply special coefficient to the basic norm of amortization, but not higher than 2;
- to basic norm of amortization of fixed assets which are subject of leasing contract, the coefficient set in the contract is applied, but not higher than 3.

For motor cars and passenger minibuses of initial cost of 300 thousand rubles and 400 thousand rubles correspondingly which were received for leasing, the main norm of amortization with special coefficient of 0.5 is applied;

- retiring securities are written off to expenses at prime cost of the first in time acquisitions (by FCFS method), remaining securities are valuated during retirement at the cost of each unit;
- goods for re-sale during their realization and during other retirement are valuated at average cost;
- marginal amount of interest recognized as the expense under debt liability of any type, is adopted to be equal to Russian Central Bank refinancing rate increased by 1,1 if debt liability is executed in rubles, and equal to 15% under debt liabilities in foreign currency.

The Organization builds up the reserve for doubtful debts.

6. The factor of income tax distribution in order to pay the tax to the budgets of different levels.

Payment of advances for income tax and also the sums of tax due to charging to profit part of the budgets of RF subjects and budgets of municipal formations is made at the directorate's location and also at the location of its each branch and structural units on the basis of share of income falling on them, this income being defined as arithmetic mean of percentage of staff on the payroll and percentage of depreciable value of amortized property of branch, structural unit correspondingly in staff on the payroll and depreciable value of amortized property of directorate, branches and structural units.

7. Maintaining separate accounting for taxation purposes

Tax on organization's income.

The Organization maintains separate accounting of incomes (expenses) under operations for which chapter 25 of RF Tax Code stipulates the procedure of accounting the profit and loss different from the general procedure, and also in cases when the income under some operations is charged at the rate different from 24%:

- incomes (expenses) received (incurred) under the operations with securities circulating at organized securities market;
- incomes (expenses) received (incurred) under the operations with securities not circulating at organized securities market;
- incomes (expenses) received (incurred) under the operations government securities;
- incomes (expenses) received (incurred) by service sector;
- incomes (expenses) received (incurred) in case of getting targeted financing;
- incomes received as dividends;
- incomes (expenses) received (incurred) under the operations from realizing the right of debt claim;
- expenses for liquidation of fixed assets being put out of operation.

VAT.

The Organization maintains separate accounting of operations:

- due to taxation on VAT;
- not due to taxation (exempted from taxation) in accordance with provisions of chapter 21 of RF Tax Code.

In addition, the Organization maintains separate accounting of operations during the sales of goods (works, services) taxed at different rates.

Property tax.

The Organization maintains separate accounting of property:

- imposed by property tax;
- not imposed by property tax (excluded from the cost of taxed property).

Sales tax.

The Organization maintains separate accounting of operations:

- due to taxation by sales tax;
- not due to taxation (exempted from taxation) in accordance with provisions of chapter 27 of RF Tax Code.

Unified tax on imputed income

The Organization maintains separate accounting of operations:

- of types of activities transferred for the payment of unified tax on imputed income;
- of types of activities not transferred for the payment of unified tax on imputed income.

Approved by
The order of General Director of
OJSC “VolgaTelecom”
№ 284 of 31.12.2002.

Provision on
Accounting policy
For the purposes of book records of
OJSC “VolgaTelecom”

Nizhny Novgorod

2002

INTRODUCTION

This Provision on the Organization's Accounting policy is developed in accordance with the requirements of book records legislation of Russian Federation.

For the purposes of this Provision the Organization's Accounting policy means selected by it, well-grounded and disclosed for various user the totality of principles, rules of organizing and technology of realization of methods of keeping the accounting – primary observation, value measurement, current grouping and concluding generalization of economic activity facts, - in order to generate maximum on-line, complete, impersonal and reliable financial and managerial information.

In cases, when the system of standard regulation of RF accounting did not establish the method of accounting on specific issue, the Organization, while developing its Accounting policy, worked out the relevant method of accounting proceeding from current Provisions on book records.

The Organization's Accounting policy, being the basis of book records system, should ensure:

- Compliance with fundamental accounting principles, such as completeness, timeliness, circumspect, content priority to form, consistency, rationality,
- Compliance with general requirements to accounting reporting: completeness, importance, neutrality, congruence, comparability;
- Reliability of the reporting prepared in the Organization – accounting, tax, managerial, statistical reporting;
- Unity of procedure during organization and keeping of the accounting reporting in the Organization upon the whole and its units[3];
- Efficiency and flexibility of response of the accounting system to the changes of conditions of carrying out financial-economic activity, including the changes of legislative and standard acts.

This Provision along with general obligatory requirements takes into account the peculiarities of communication Organization:

- Availability of in-company's documents regulating the accounting process from the point of view of the industry's specifics;
- Availability of considerable number of units, which in some cases are remote from the Organization's Directorate location;

The Provision in series reveals the methods of accounting, adopted during accounting policy generation, without knowing these methods the interested users will not be able to reliably estimate the financial status, the flow of monetary funds or the financial results of the Organization's activity.

The methods of keeping the accounting, chosen by the Company while generating this Accounting policy, are approved by the Organization's General Director and effective since January 1, 2003.

[3] For the purposes of this document the Organization's units mean, if otherwise is not specified, regional branches and structural units.

All the persons related to the solution of issues regulated by the Accounting policy should be guided by this Provision in their activity:

- The Organization's management;
- The managers of branches and structural units of the branches, who are responsible for organization and status of accounting at their units;
- Employees of services and departments responsible for timely development, revision, informing units-performers on referenced data;
- Employees of all services and departments responsible for timely submission of primary documents to the accounts department;
- Employees of the accounts service responsible for timely and qualitative execution of all kinds of accounting works and making up of reliable reporting of all kinds;
- Other employees.

The accounting policy is generated for year 2003 and is not subject to change excluding the following cases:

- Change of Russian Federation legislation, or standard acts on book records;
- Development by the organization of new methods of maintaining book records.
- Essential change of activity conditions due to reorganization, change of owners, change of activity type, etc.

The changes introduced in the text of the Provision on the Organization's Accounting policy are approved by the Organization's General Director.

The change of the accounting policy should be introduced since January 1 of the year (fiscal year start) following the year of its approval.
The responsibility of observing the methodology is placed on Chief accountant of the organization.

1. ORGANIZATIONAL ASPECTS OF ACCOUNTING POLICY

1.1. General data on the Organization

Open Joint Stock Company "VolgaTelecom" established and registered *sub voce* open joint stock company "Sviyazinform" of Nizhny Novgorod oblast, formed by the Committee of government property management of Nizhny Novgorod oblast by the Order of Nizhny Novgorod city administration №1605-p of December 15, 1993 in accordance with the Decree of the President of Russian Federation № 721 of July 1, 1992 "On organizational measures for reorganizing of government enterprises, voluntary unions of government enterprises into joint stock companies", and also regulation of Russian Federation Government № 1003 of December 22, 1992 "On privatization of communication enterprises" on the basis of communication and informatics enterprise "Rossviyazinform" and is its assign of all duties.

In accordance with the charter the main purpose of the Organization is to derive profit.

The Organization's charter defines the following types of activity:

- Provision of local and intazonal telephone communication services;
- Provision of long-distance and international telephone communication services;
- Provision of telegraph services, data transfer services and telematic services (Internet including);
- Granting for rent of physical circuits, channels and communication paths, including broadcasting channels;
- Broadcasting of audio programs over wire broadcasting network;
- Provision of personal radio call services;
- Provision of cellular radio telephone communication services;
- Provision of mobile radio communication services (of "Altai" type);
- Provision of radial-zonal network services (trunking);
- Provision of intelligent communication network services;
- Provision of over-the-air and cable TV services;
- Provision of services of over-the-air broadcasting of TV, audio programs and transmission of additional information;
- Organization of protection of data constituting state secret, communication secret or other secret protected by the law;
- Organization of reestablishing the networks and communication means during failure and breakdown;
- Provision of services and communication means on priority basis in the interests of defense, state management, security and law order;
- Arrangements for providing communication services in case of emergency;
- Realization, as per the established procedure, of plans of preparedness activity of communication network and arrangements in case of emergency;
- Other types of activity not forbidden by legislation.

The Organization has three levels of management:

- The Organization's Directorate;
- Regional branches;
- Structural units.

The units act on the basis of Provisions approved as per the established procedure.

1.2. The principles of organizing accounting services

The notion of **"accounting service"** defines a complex of structural units and executive officers carrying out operations of primary information collection, its processing and analysis, and also making up reports for various groups of users on its basis.

By **specialized accounting service** is meant the Organization's structural unit carrying out the functions of collecting, processing and grouping the information in the form of collected ledgers of analytical and synthetic accounting, of making entries to the accounts of book records. Depending on the level of organizational structure the specialized accounting service includes: accounts department, tax section, a group of consolidated statements, etc.

Functional services (e.g., line-cable shop, transportation department, customer service department, etc.) carry out the functions of collecting and processing primary information for its further registration in the accounting system.

At each management level the accounting service ensures the collection and processing of information in order to provide the data to users for working out, substantiation and decision making at its management level, and also for providing the information to superior management bodies, this information is required for working out, substantiation and decision making at higher management level.

"Provision on principles of accounting organizing" regulates the principles of division of authority and responsibility of accounting services at each of the three levels of management (in vertical) and within each management level (in horizontal). The same Provision defines the structure, the functions and the tasks of specialized and functional accounting services. Distribution of duties and relations between specialized and functional services are regulated by the Provision on principles of accounting organizing and by the Provision on documentation circulation system.

Maintenance of book keeping and control is imposed on the Organization's accounting service being a component of specialized accounting service, headed by the chief accountant. The Organization's accounting service includes accounting departments of units directly headed by chief (senior) accountants of these units. The accounting department of the Organization's Directorate functions as the central accounting department.

1.3. The procedure of documents circulation organization and the technology of accounting documentation processing

In the Organization the rules and procedure of documents circulation, the schedule of documents circulation, and the technology of primary accounting documents processing, including:

- the procedure of creation of primary documents;
- the procedure of checking the primary documents;
- the procedure and time periods of their transfer for recording in the accounting;
- the procedure of transferring the documents to the archive

are regulated by the Provision on documents circulation system.

The Organization applies uniform forms of accounting of primary book records documentation approved by Russia's State Committee on Statistics.

While executing financial-economic operations which do not stipulate uniform forms, the Organization applies independently developed form of primary accounting documents (including those incorporated in the Provision on documents circulation system), containing obligatory requisites established by Federal Law "On book records" №129-ФЗ of 21.11.1996.

The right of signature of primary accounting documents is established by internal organizational-administrative documents.

1.4. The procedure of organizing and holding of inventory of property and liabilities

All the property of the Organization, irrespective of its location and all kinds of liabilities are subject to inventory.

The inventory in the Organization is held within the following period:

- of the fixed assets – at least one time per two years as of November 1 of the report year;
- of intangible assets – every year as of December 1 of the report year;
- of uncompleted capital construction and other capital investments – every year as of November 1 of the report year;
- of raw materials, materials, precious metals, equipment for installation, semi-finished products, goods, finished products at warehouses – every year as of November 1 of the report;
- of uncompleted production – every quarter as of the end of the quarter;
- of receipts and expenditures of future periods – every year as of December 31 of the report year;
- of money funds at the accounts in banks – every year as of December 31 of the report year;
- of money funds in cash office – at least once per quarter;
- of long-term financial investments – every year as of December 31 of the report year;
- of short-term financial investments, monetary instruments – every quarter as of by the quarter end;
- of settlements with debtors and reserve on doubtful debts – every quarter as of by the quarter end;
- of settlements with creditors - under settlements with communication operators – every quarter as of the quarter end, with other creditors – once per year as of December 31 of the report year;
- of settlements for taxes and obligatory deductions to the budget and off-budget funds, for targeted financing – every year as of December 31 of the current year;
- of internal settlements – at least once per quarter;
- of settlements with personnel, advance holders – every quarter as of by the quarter end;
- of reserves under contingent liabilities, of reserves for depreciation of investments into securities, of reserves for reduction in value of material values – every year as of by December 31 of the report year;

For holding the inventory at the level of the Organization's Directorate and Departments of regional branches, continuing inventory committees are set up, their structures are approved by:

- the Organization's General Director – for the Organization's Directorate;
- branch director – for regional branches.

The detailed procedure of organizing and holding of inventory of the Organization's property and liabilities is defined in the Provision on holding the inventory of assets and liabilities and on the measures for ensuring the assets security.

1.5. The procedure of making up the Organization's accounting reporting

The Organization's accounting reporting is made up as per the procedure and within the period stipulated by Federal law "On accounting" of 21.11.96 № 129-ФЗ and other standard acts of Russian Federation regulating the accounting maintenance and reporting.

The Organization's accounting reporting is composed by the Organization's Directorate accounting department on the basis of generalized information on property, liabilities and the Organization's activity

results taking into account the information provided by the regional branches accounting departments. The regional branches accounting departments compose the reporting on the basis of data provided by accounting departments of structural units.

The forms, developed by the Organization taking into account the recommendations, contained in the appropriate standard documents, are applied while making up the accounting reporting.

Internal forms of accounting reporting, as well as specific dates of their provision are provided in the Provision on the procedure of composing the Organization's accounting reporting.

1.6. The Organization's working plan of accounts

While maintaining the accounting all Organization's departments are using single working plan of accounts (Appendix 1).

The procedure of using the Single plan of accounts, including the distribution of competence for maintaining the accounts and sub-accounts of book records between accounting departments of various levels of the Organization's management is regulated by the Instruction on applying the Single plan of accounts.

2. METHODICAL ASPECTS OF ACCOUNTING POLICY

2.1. The procedure of intangible assets accounting

The amount of depreciation deductions for intangible assets is defined every month by the norms calculated on the basis of their original cost and the period of useful life by line method.

The expectancy of useful life of intangible assets is defined when they are placed for accounting by specially established committee and is approved by the Organization's General Director.

Intangible assets cost paying off is made by accumulating the sums of charged depreciation at account 05 "Intangible assets depreciation".

The procedure of intangible assets objects accounting is provided in Methodical guidelines on intangible assets accounting.

2.2. The procedure of fixed assets accounting

In 2003 the fixed assets are not revaluated.

Amortization for fixed assets objects is charged by line method on the basis of original cost or replacement value (in case of carried out revaluation) of the object of fixed assets and the norm of amortization computed on the basis of the period of useful life of this object.

The period of useful life for groups of uniform objects of fixed assets is defined by the committee on fixed assets acceptance and approved by the Organization's General Director.

For acquired fixed assets, which had been in operation earlier, the period of useful life is defined on the basis of actual operation period and expectancy of useful life of fixed assets in the Organization.

Fixed assets objects with the cost not more than 10000 rubles per unit, as well as books, brochures and similar editions acquired since 01.01.2002 are written off for operation costs (expenses for sales) as they go to production or operation by using account 02 "Amortization of fixed assets". In order to ensure the safety of these objects in production or in operation the Organization exercises appropriate control over their circulation at account 01 "Fixed assets".

The objects of capital construction, being in temporary service till the time of their putting into permanent operation, and also the objects of immovable property which do not have the documents confirming state registration of real estate objects in cases established by

legislation, are amortized starting from the first day of the month following the month of their actual use.

For fixed assets obtained under leasing contracts the ratio of accelerated amortization is applied, this ratio being defined by the contract terms and conditions but not higher than 3.

The costs for all types of repairs are included into the prime cost of that report period when they were carried out. The reserve of future expenses for the repair of fixed assets is not built.

The procedure of fixed assets objects accounting is provided in Methodical guidelines on fixed assets accounting and in Methodical guidelines on capital construction accounting.

2.3. The procedure of inventories accounting

The actual prime cost of the inventories in the Organization's accounting is formed by using accounts 15 "Storing and acquisition of inventories" and 16 "Deviation in inventories value".

The inventories are accounted at accounts 10 "Materials" and 41 "Goods" at book prices.

Inventories (raw materials, materials, goods) are accepted for accounting at book price, which means:

- while acquiring the inventories to payment – the price of the supplier in accordance with the supply contract (purchase and sale contract);
- when the inventories are manufactured by the organization itself – the sum of actual costs related to their output;
- when the inventories are contributed to the organization's charter capital – pecuniary valuation as agreed by the founders taking into account the requirements of the Law "On joint stock companies";
- when accepting the inventories obtained by the contract of gift (free of charge), and also the inventories left from fixed assets and other property retirement – current market value on the date of accepting for accounting;
- when obtaining the inventories under contracts stipulating liabilities fulfillment (payment) by non-monetary resources – the cost of assets transferred or to be transferred by the Organization4.

Ordering costs and the expenses for the development of materials to the state when they are suitable for application for the purposes stipulated in the Organization are accounted in book record at account 16 "Deviations in materials cost" irrespective of ordering costs percentage or the amount of deviations to material book value.

The goods in retail sales, accounted at account 42.02, are reflected in book records at sales prices.

The costs for storing and delivery of goods, designed for realization in retail and wholesale trading network, to the Organization's warehouses are accounted as part of distribution costs.

Finished products are accounted at actual prime cost of manufacturing without using account 40 "Release of products (works, services)".

The valuation of retiring inventories is carried out by the following methods:

At average prime cost:

- raw materials;
- materials;
- finished products;
- goods for re-sale.

At prime cost of each unit:

- precious metals.

The procedure of inventories accounting is regulated by Methodical guidelines on inventories accounting.

2.4. The procedure of converting the assets and liabilities expressed in foreign currency

Converting the cost of banknotes in the Organization's cash office, of the funds on the accounts with credit organizations, of monetary instruments and payment documents, of short-term securities, funds in settlements (including under borrowed liabilities) with legal and natural persons, of balances of funds of targeted financing obtained from budget or from foreign sources within the terms of technical or other aid to Russian Federation in accordance with concluded agreements (contracts) expressed in foreign currency, in rubles is made on the date making the operation in foreign currency and also on the date of making up the accounting reporting.

2.5. The procedure of forming incomes

For the purposes of accounting, the Organization's common types of activity are subdivided into profile and non-profile ones.

The profile types of activity mean the activities which are directly related to communication services provision. All the other types of activity are non-profile.

The activities are recognized to be common type:

- profile types of activity:

- **services of city's telephone communication**
  - provision of access to city's telephone network (PSTN);
  - provision of local telephone connection (call) to the subscribers of fixed communication in urban area (provision of subscriber's line for the use in urban area; local traffic transmission);
  - provision of local telephone connection from city's payphone;
  - provision for use of direct telephone lines and connection lines;
  - other services of city's telephone network (connection, re-registration, etc.);
- **services of rural telephone network**
  - provision of access to rural telephone network;
  - provision of local telephone connection (call) to the subscribers of fixed communication in rural area (provision of subscriber's line for the use in rural area; local traffic transmission);
  - provision of local telephone connection from rural payphone;
  - provision for use of direct telephone lines and connection lines;
  - other services of rural telephone network (connection, re-registration, etc.);

- **services of long-distance and international telephone communication**
  - provision of long-distance telephone connection by using a payphone;
  - provision of long-distance telephone connection;
  - provision of international telephone connection by using a payphone;
  - provision for use of long-distance and international channels;
  - other services of long-distance and international communication (conferences, maintenance, etc.);

- **services of documentary communication**
  - internal telegrams;
  - international telegrams;
  - provision for use of telegraph channels;
  - subscriber's telegraphy;
  - services of data transfer;
  - services of telematic services;
  - transmission of newspaper pages;
  - other services of documentary communication;

- **Internet services**
- **Radio communication services**
- **Radio broadcasting services**
- **TV broadcasting services**
- **Wire broadcasting services**
  - provision and maintenance of wire broadcasting outlets;
  - provision of access to wire broadcasting network;
  - other incomes from wire broadcasting outlets;

- **Wireless radio communication services**
  - services of personal radio call (paging);
  - cellular communication services;
  - other services of wireless radio communication

➢ Non-profile types of activity:
- services of providing the organization's assets for rent;
- freight services;
- manufacture of products of telecom means;
- services of trade;
- services of catering;
- services of construction nature;
- services of information-computation servicing;
- publishing activity (publication of reference books, newspapers);
- informational servicing;
- provision of intermediary (agency, commission) services;
- services for providing access to electric energy;
- services of education;
- services of guard;
- intermediary activity;
- public consumer services;
- services of rest institutions;
- advertising activity;

- Other types of activity meeting the criteria provided above.

Note: The Organization independently forms the list of non-profile types of activity.

Incomes differing from the incomes from common types of activity are considered to be non-operating revenues.

The procedure of incomes accounting is regulated by Methodical guidelines on incomes accounting.

2.6. The procedure of forming expenses

For the purposes of expenses accounting, the Organization's common types of activity are subdivided into profile and non-profile ones.

The expenses for types of services, works and produced output which are the subjects of calculating are accounted separately in the book records.

For the purposes of distributing the outlays on profile types of activity on the objects of calculating, the Organization applies the method of accounting the expenses on production processes.

Production process is called unambiguously defined activity (sequence of operations or aggregate of functions and tasks) not limited in time and having recognizable result.

For the purposes of distributing the outlays on the objects of calculating, the processes are subdivided into master production processes, auxiliary production processes and joint processes.

Master production processes include the processes, realized directly for communication services provision.

Auxiliary production processes include the processes, required for realization of master and joint production processes and indirectly related with communication services provision.

Joint production processes include the processes, required for realization of master production processes but not related with communication services provision.

The bases of outlays distribution are actual natural indicators of the Organization's production activity, their structure is defined in Methodical guidelines on expenses accounting.

All the outlays related with profile types of activity are indirect, i.e. to be distributed between the objects of calculating and are accounted in the context of production processes.

The outlays on profile types of activity are reflected on accounts 30 "Master production processes" and 31 "Auxiliary production processes".

The outlays related with non-profile types of activity are accounted on accounts 23 "Auxiliary productions", 29 "Servicing productions and enterprises" and 44 "Expenses of sale" in the context of types of activity.

The prime cost of rendered services, executed works, manufactured products without separation of managerial and commercial issues is calculated completely.

The outlays on joint production processes are reflected on account 32 "Joint production processes".

The outlays collected on account 31 "Auxiliary production processes" are distributed between master and joint production processes on accounts 30 "Master production processes" and 32 "Joint production processes" on the basis of the data on the bases of distribution provided by production services at the end of the report period.

The outlays collected on account 30 "Master production processes" are distributed on account 20 "Master production" on the objects of calculating (services) on the basis of the data on the bases of distribution provided by production services at the end of the report period, and also on account 33 "Expenses for equipment operation" by types of equipment of conditional digital network annually made up by engineering services. The outlays on equipment types are distributed in accordance with calculated data of engineering services on the share of enabling the equipment in master production processes.

The outlays collected on account 33 "Outlays for equipment operation" are distributed to account 20 "Master production" on the objects of calculating (services) on the basis of engineering services data on the intensity and duration of usage of each type of equipment

while rendering specific service, which are computed at the beginning of each year or if essential changes in communication network topography occur.

For the purposes of calculation of prime cost of services, works, products of non-profile types of activity, the actual costs for rendered services, completed works and products transferred to warehouse and collected on accounts 23 "Auxiliary productions' and 29 "Servicing productions and enterprises" are written off on account 43 "Finished products" (in case of finished products release), on corresponding accounts of production processes (in case of providing services or execution of works for profile types of activity) or on account 90 "Sales" sub-account 90-04 "Prime cost of sales of non-profile types of activity" (in case of providing services, execution of works to third parties). Amount of balance on debit of accounts 23 "Auxiliary productions" and 29 "Servicing productions and enterprises" reflects the cost of the rest of uncompleted construction.

Outlays, charged to the account of joint production processes 32 "Joint production processes", are written off at the end of the report period to accounts 20 "Master production", 23 "Auxiliary production", 29 "Servicing productions and enterprises" and 44 "Expenses of sale" in the context of the objects of calculating (services, works and products) proportionally to the sum of expenses charged to corresponding accounts.

The outlays for communication services provision, collected by types of services on account 20 "Master production", are completely written off at the report period end on account 90 "sales" sub-account 90-02 "Prime cost of sales (for profile types of activity)" with analytics on the objects of calculating (services).

The Organization independently establishes the procedure of accounting and calculating of prime cost of products (works and services) of non-profile types of activity in accordance with recommendations of industry's instructions, regulating the specified procedure in those industries which this type of non-profile activity is referred to.

The distribution of expenses of servicing productions and companies in accordance with the trends of their activity (realization, compensation-free transfer, provision of services to other units of the Organization) is made proportionally to direct expenses.

2.7. The procedure of accounting the expenses of future periods

The expenses of future periods include the costs which are recognized in the report period but cannot be included into the prime cost of realized services, works, products of this report period, for example:

- the expenses related with development of new productions or types of products prior to occurrence of facts of their realization;
- the expenses for payment of leaves of future periods;
- the expenses for acquisition of licenses;
- the expenses for insuring property;

- the expenses related to acquisition of software products and databases under purchase and sale contracts or under swap contract, if these assets do not meet the requirements established for intangible assets;
- miscellaneous.

The expenses of future periods are subject to systematic writing off at the expense of appropriate sources of coverage during the period to which they are related. In case it is not possible to reliably define the period during which the incurred expenses should be written off, the settlement day is set by specially established committee and approved by the General Director's order.

The procedure of accounting the expenses of future periods is provided in methodical guidelines on expenses accounting.

The procedure of accounting and calculating of expenses is provided in Methodical guidelines on expenses accounting.

2.8. The procedure of settlements accounting

Settlements by non-monetary assets are reflected in the accounting individually by using account 76.15.

The Organization transfers the long-term liabilities (accounts receivable and payable) into the structure of short-term one at the time when as per the terms and conditions of the contract 365 days are left to the date of the debt pay off.

2.9. The procedure of accounting received credits and loans

The Organization transfers long-term liabilities under received credits and loans into the structure of short-term one (to appropriate sub-account of account 66 "Settlements of short-term credits and loans") at the moment when as per the terms and conditions of loan and (or) credit contract 365 days are left to repay the debt's principal sum.

If organization receives a long-term loan under the contract the terms and conditions of which stipulate periodical repayment of the loan's amount, then as to the repayment of the next portion of loan 365 days are left, this sum is transferred into the structure of short-term liability on appropriate sub-account of account 66 "Settlements of short-term credits and loans".

In case of concluding agreement on prolongation of short-term loan contract or rescheduling the repayment of short-term portion of liability under long-term loan in such a way so that the time of loan repayment or its specified portion will make up more than 365 days, the amount of liability under the loan or its partial repayment should be transferred from short-term liability into the structure of long-term liability (on appropriate sub-account of account 67 "Settlements of long-term credits and loans").

Income due to payment to creditor, including under issued (sold) debt securities, is accounted in the structure of operating expenses in those report periods to which these charges are referred in accordance with terms and conditions of the contract (issue).

Additional expenses, related with obtaining loans and credits, placement of borrowed liabilities, are included in the report period when the specified expenses were incurred.

The procedure of credits and loans accounting is provided in Methodical guidelines on credits and loans accounting.

2.10. The procedure of organization of intracompany's settlements and information transfer by local units

The Organization applies account 79 "Intracompany's settlements" for accounting intracompany's turnover.

All financial-economic operations performed between the Organization's units are carried out on the basis of advice note via higher management level. The operations between structural units are performed via appropriate regional branches. The operations between branches are carried out via the Organization's Directorate.

The list of intracompany's operations and the procedure of their performing is regulated by Methodical guidelines on accounting intracompany's settlements.

2.11. The procedure of establishing and using special purpose funds

The Organization does not establish funds at the expense of undistributed profit of the report year, excluding the funds the establishment of which is stipulated by Organization's constituent documents. The procedure of specified funds establishment and use is defined on the basis of the resolution of the Organization's shareholders general meeting taking into account the requirements of the Law "On joint stock companies".

The procedure of accounting and use of undistributed profit is provided in Methodical guidelines on capital accounting.

2.12. The procedure of building up and use of reserves

The Organization builds up the following types of reserves:

- Reserve for loss of value of investments in securities;
- Reserve for doubtful debts (on quarterly basis).
- Reserve for reduction of value of material values (by the report year end).
- Reserves under contingent liabilities.

The valuation of the amount of contingent liability is carried out by sampling from limits. Herewith, the arithmetic average from the largest and smallest of limit values is accepted as valuation.

The procedure of building up reserves is regulated by Methodical guidelines on reserves building up.

2.13. The procedure of government aid accounting

Budgetary funds (subventions, subsidies) are recognized in book records as monetary funds and resources differing from cash assets are actually received.

The procedure of budgetary funds accounting is provided in Methodical guidelines on targeted financing accounting.

2.14. The procedure of financial investments accounting.

For the purposes of book records financial investments are classified by the types of investments and their maturity.

During the sale, other retirement, including securities repayment, the retiring issuing securities are valuated by the method of the cost of the first in time acquisitions (by FCFS method), the retiring non-issuing securities are valuated by actual cost of each paper.

By maturity the financial investments are divided into:

- ***Long-term*** – investments made with the purpose to gain income under them for over 12 months after the report date, if the established period of their repayment exceeds 12 months after the report date;
- ***Sort-term***:
    - Investments made without the purpose to gain income under them for over 12 months;
    - Investments the established period of repayment of which does not exceed 12 months after the report date;
    - Securities acquired for re-sale irrespective of the period of their repayment.

Long-term financial investments are subject to transfer to short-term ones:

- Due to the change of purposes to gain income under them during the nearest 12 months after the report date;
- If the period to the date of their repayment became not more than 12 months after the report

date.

Short-term financial investments the established period of repayment of which exceeds 12 months after the report date are subject to transfer to long-term financial investments (on appropriate sub-account) if the initial purpose to gain income under them during not more than 12 months after the report date is changed.

Investments maturity is valuated by a person (unit) appointed by the Organization's head order and is stated in the document transferred to accounting department in the form established by the Organization.

As regards debt securities, the difference between the amount of actual costs for acquisition of security and its face value is not charged against financial results.

The procedure of financial investments accounting is regulated by Methodical guidelines on financial investments accounting.

AUDITOR'S OPINION
ON OJSC "VOLGATELECOM"
ACCOUNTING REPORTING

BY INDEPENDENT AUDIT COMPANY

To OJSC "VolgaTelecom" shareholders

DATA ON THE AUDITOR

Name: CJSC "ERNST AND YOUNG VNESHAUDIT"
Location: Russia, Moscow 105062, Podsosenskyi pereulok, 20/12, bld. 1-1A.
State registration: №033.468 of series ЛО-011903 issued by Moscow Registration Chamber on March 23, 2000.

License for carrying out auditing activity, including general and bank audit, and also of audit of insurance organizations, funds and stock exchanges, №E003246, approved by the order of RF Ministry of Finances of January 17, 2003 №9, issued for the period of five years.

DATA ON THE AUDITED ENTITY

Name: OJSC "VolgaTelecom"
Location: 603000, Nizhny Novgorod, Maxim Gorky square, Post House
State registration: registered on December 15, 1993 by the Committee for management of city's property and land resources of administration of Nizhny Novgorod city, registration number 448.

Licenses for licensed types of activity:

Activity type	License number	Issued by	Date of issue	License validity term
License for provision of data transfer services	№ 23241	RF Ministry for communication and informatization	01.08.2002	01.08.2007
License for provision of local, long-distance and international telephone communication services	№ 24345	RF Ministry for communication and informatization	28.11.2002	28.11.2007
License for provision of local and intrazonal telephone	№ 23245	RF Ministry for communication and	04.10.2002	04.10.2012

Activity type	License number	Issued by	Date of issue	License validity term
communication services		informatization		

Total 27 licenses

1. We audited OJSC "VolgaTelecom" accounting reporting for the period from January 1 to December 31, 2002 inclusively.

2. OJSC "VolgaTelecom" accounting reporting consists of accounting balance-sheet, marked by the words "By the report period end taking into account the indices of affiliated organizations"; profit and loss statement marked by the words "For the report period"; capital flow statement; cash flow statement; appendixes to accounting balance-sheet and explanatory note in a part marked by the words "By the report period end taking into account the indices of affiliated organizations" and "For the report period". OJSC "VolgaTelecom" management is responsible for preparation and provision of this accounting reporting. Our responsibility is to express the opinion on reliability in all essential aspects of this reporting and compliance of the procedure of maintaining book records with Russian Federation legislation on the basis of conducted audit.

3. The audit of OJSC "VolgaTelecom" accounting balance-sheet (at that time OJSC "Nizhegorodsviyazinform") as of December 31, 2001 was conducted by another auditing organization, its opinion on reliability of OJSC "VolgaTelecom" accounting reporting for the year ending on December 31, 2001 was expressed in provisory-positive auditor's report of April 29, 2002. In its provisory-positive report this organization called attention to the fact that OJSC "VolgaTelecom" did not build the reserve for doubtful bills receivable, the building up of this reserve is regulated by the requirements of PBU 8/98 "Contingencies", which essentially affected the reliability of accounting reporting.

4. We conducted the audit in accordance with Federal law "On audit activity" approved by federal rules (standards) of audit activity, rules (standards) of audit activity approved by the Committee on audit activity with the President of Russian Federation.

5. The audit was planned and conducted in such a way so that to get reasonable confidence in the fact that the accounting reporting marked with the words "By the report period end taking into account the indices of affiliated organizations" and "For the report period" does not have essential strains. The audit was conducted on a sampling basis and included the study on the testing basis of proof confirming the values and disclosure of information on financial-economic activity in this accounting reporting, the appreciation of principles and methods of book records, the rules of preparing this accounting reporting and significative accounting estimates obtained by the audited entity management, and also the appreciation of general provision of this accounting reporting. We believe that the conducted audit provides sufficient grounds to express our opinion on the reliability in all essential aspects of the above mentioned accounting reporting and on the compliance of the procedure of maintaining book records with Russian Federation legislation.

6. In our opinion in 2002 the procedure of maintaining book records as regards the preparation of OJSC "VolgaTelecom" accounting reporting marked by the words " By the report period end taking into account the indices of affiliated organizations" and "For the report period" met the requirements of Federal Law "On book records" № 129-ФЗ of November 21, 1996 and the above mentioned accounting reporting, prepared in accordance with the same Law, reliably in all essential aspects reflects financial status of OJSC "VolgaTelecom" as of December 31, 2002 and the results of its financial-economic activity for the period from January 1 to December 31, 2002 inclusively.

7. As stated in non-audited section 6 "Comparability of accounting reporting indices" of explanatory note, OJSC "VolgaTelecom" was reorganized on November 30, 2002 by affiliation of a number of communication companies of Povolzhsky ferederal district. We did not conduct the audit of comparative accounting reporting or of its some elements marked by the words "By the report period beginning taking into account the indices of affiliated organizations" and "For similar period of the last year taking into account the affiliated organizations", and also "For the report period taking into account the affiliated organizations", which had been included into the attached accounting reporting exclusively for the purposes of providing comparable financial information.

8. Without including reservations in our report, we call the attention to section 4 "Analysis and appreciation of balance structure" of the explanatory note which describes the excess of OJSC "VolgaTelecom" current liabilities over current assets by 827 456 thousand rubles as of December 31, 2002, and also the plans of the management as regards this deficit of circulating capital.

9. Attached financial reports do not have the purpose to present the financial status and the results of activity in accordance with principles or methods of book records generally accepted in countries and political subdivisions aside from Russia. Correspondingly, the attached financial reporting is not intended for persons not acquainted with Russia's principles, procedures and methods of book records.

April 16, 2003

Partner
O.I. Valerius

Auditor
D.E. Lobachev
Qualification certificate for general audit
№ K 002839

ACCOUNTING BALANCE-SHEET

ACCOUNTING BALANCE-SHEET

For year 2002

			CODES
		Form № 01 by OKUD	0710001
		Date (year, month, day)	2003 03 31
Region:	**Povolzhskyi**		
Organization :	**OJSC "VolgaTelecom"**	By OKPO	**01142788**
Identification Taxpayer Number	**5260901817**	ITN	5260901817
Activity type	**communication**	By OKDP	52300
Organizational-legal form/ ownership form	OJSC	By OKOPF/OKFS	**47 16**
Measure unit:	**Thousand rubles**	By OKEI	**384**

Address: **603000, Nizhny Novgorod, Gorky sq., Post House**

Date of approval	
Date of dispatch (acceptance)	31.03.2003

ASSETS	Line code	For the report period beginning*	By the report period beginning taking into account the indices of affiliated organizations **	By the report period end taking into account the indices of affiliated organizations ***
1	2	3	4	5
I. NON-CIRCULATING ASSETS				
Intangible assets	**110**	-	465	60
including: patents, licenses, trade marks (service marks), other similar rights and assets	111	-	465	60
Organizational expenses	112	-	X	X
Business reputation of the organization	113	-	X	X
Fixed assets	**120**	2362485	10136469	12410903
including: land plots and environmental management objects	121	86	2313	2702
Buildings, machines and equipment	122	1668486	7434654	8931149
Uncompleted construction	130	200980	660625	859593
Profitable investments into tangible assets,	**135**	-	159	104
including: property for transfer for leasing	136	-	-	-
Property provided under the contract of hire	137	-	159	104

Long-term financial investments	**140**	26319	72858	72316
including: investments into affiliated companies	141	4	4081	2138
Investments into dependent companies	142	12762	33780	33180
Investments into other organizations	143	13225	20434	20382
Loans provided to organizations for the period over 12 months	144	328	328	-
Other long-term financial investments	145	-	14235	16616
Other non-circulating assets	150	-	-	-
Total for section I	**190**	2589784	10870576	13342976

ASSETS	Line code	For the report period beginning*	By the report period beginning taking into account the indices of affiliated organizations **	By the report period end taking into account the indices of affiliated organizations ***
1	2	3	4	5
II. CIRCULATING ASSETS **Stocks**				
Stocks	**210**	90109	400056	443555
including: raw materials, materials, and other similar values	211	76285	293153	339006
Livestock for rearing and fattening	212	-	7	4
Expenses in uncompleted production (distribution costs)	213	-	1129	1456
Finished products and goods for re-sale	214	5265	57920	52434
Goods shipped	215		264	187
Expenses of future periods	216	8559	47583	50468
Other stocks and expenses	217	-	-	-
VAT on acquired values	220	43212	176236	569731
Accounts receivable (the payments are expected in over 12 months after the report date)	**230**	-	13672	23658
including: buyers and customers	231	-	808	2
Bills receivable	232	-	-	-
Debt of affiliated and dependent companies	233	-	-	-
Advances issued	234	-	-	1975
Other debtors	235	-	12864	21681
Accounts receivable (the payments are expected during 12 months after the report date)	**240**	337454	1185300	1093813
including: buyers and customers	241	257503	902462	806560
Bills receivable	242	82	3936	1666
Debt of affiliated and dependent companies	243	-	291	36

Debt of participants (founders) as regards contributions into charter capital	244	X	X	X
Advances issued	245	17857	91072	133768
Other debtors	246	62012	187539	151783
Short-term financial investments,	**250**	94	3829	13233
including: loans provided to organizations for the period less than 12 months	251	-	100	1935
Own shares redeemed from shareholders	252	94	225	-
Other short-term financial investments	253	-	3504	11298
Monetary resources,	**260**	18623	152834	145563
including: cash	261	2087	5983	6073
Settlement accounts	262	15622	122337	122737
Currency accounts	263	-	33	3
Other monetary resources	264	914	24481	16750
Other circulating assets	270	-	-	-
Total for section II	**290**	489492	1931927	2289553
BALANCE (sum of lines 190+290)	**300**	3079276	12802503	15632529

LIABILITIES	Line code	For the report period beginning*	By the report period beginning taking into account the indices of affiliated organizations **	By the report period end taking into account the indices of affiliated organizations ***
1	2	3	4	5
III. CAPITAL AND RESERVES Charter capital				
Charter capital	410	583388	1639765	1639765
Additional capital	420	951268	4172421	4139098
Reserve capital	**430**	58798	58798	72832
including: reserve fund built up in accordance with legislation	431	58798	58798	72832
Reserves built up in accordance with constituent documents	432	-	-	-
Social sphere fund	440	313	5557	-
Undistributed profit of past years	460	973935	4311659	4180221
Uncovered loss of past years	465	-	-	-
Undistributed profit of the report year	470	X	X	1471951
Uncovered loss of the report year	475	X	X	-
Total for section III	**490**	2567702	10188200	11503867
Debt of affiliated organizations to the buck-up organization	**497**	X	X	7620498
Debt of the back-up organization to affiliated organizations	**498**	X	X	7620498

IV. LONG-TERM LIABILITIES Loans and credits	**510**	6406	258598	386657
including: bank credits due to repayment in over 12 months after the report date	511	-	48629	227573
Loans due to repayment in over 12 months after the report date	512	6406	209969	159084
Other long-term liabilities	520	76915	327453	510631
Total for section IV	**590**	83321	586051	897288
V. SHORT-TERM LIABILITIES Loans and credits	**610**	146321	649399	927466
including: Bank credits due to repayment during 12 months after the report date	611	1663	439342	781102
Loans due to repayment during 12 months after the report date	612	144658	210057	146364
Accounts payable,	**620**	229048	1203773	2037751
including: Suppliers and contractors	621	55534	415973	786486
Bills payable	622	-	496	12310
Debt to affiliated and dependent companies	623	-	1897	1674
Debt to the organization's personnel	624	11874	101082	110729
Debt to government extra-budgetary funds	625	9331	59741	45486
Debt to the budget	626	35182	164203	292458

LIABILITIES	Line code	For the report period beginning*	By the report period beginning taking into account the indices of affiliated organizations **	By the report period end taking into account the indices of affiliated organizations ***
1	2	3	4	5
Advances received	627	23394	189408	293303
Other creditors	628	93733	270973	495305
Debt to participants (founders) for income payment	630	6146	20850	56671
Deferred income	640	46738	154230	209486
Reserves of forthcoming expenses	650	-	-	X
Other short-term liabilities	660	X	X	X
Total for section V	**690**	428253	2028252	3231374
BALANCE (sum of lines 490+590+690)	**700**	3079276	12802503	15632529

REFERENCE ON AVAILABILITY OF VALUES ACCOUNTED ON OFF BALANCE SHEET ACCOUNTS

Item description	Line code	For the report period beginning*	By the report period beginning taking into account the indices of affiliated organizations **	By the report period end taking into account the indices of affiliated organizations ***
1	2	3	4	5
Rented fixed assets	910	5494	110032	171776
Including under leasing	911	5494	102756	160395
Inventory items accepted for custody	920	-	157	989
Goods accepted for commission	930	69	72	800
Accounts receivable of insolvent debtors written off to loss	940	35663	135644	177340
Received coverage of liabilities and payments	950	-	18242	-
Issued coverage of liabilities and payments	960	251785	1209550	1903425
Ageing of housing fund	970	1155	47248	39169
Deterioration of objects of outdoor accomplishment and similar objects	980	-	-	-
Registered high-security forms	990	4496	13812	15638

For reorganized Companies:

* column 3: Indices of back-up organization as of 01.01.2002

** column 4: Indices of back-up organization and affiliated organizations as of 01.01.2002, obtained by line-by-line summation

*** column 5: Indices of Inter-Regional Company (back-up organization and affiliated organizations) as of 31.12.2002

PROFIR AND LOSS STATEMENT

For year 2002

Region: **Povolzhskyi**

Organization : **OJSC "VolgaTelecom"**

Identification Taxpayer Number **5260901817**

Activity type: **communication**

Organizational-legal form/ownership form **OJSC**

Measure unit: **Thousand rubles**

	CODES
Form № 02 by OKUD	**0710002**
Date (year, month, day)	2003 03 31
By OKPO	**01142788**
ITN	5260901817
By OKDP	52300
By OKOPF/OKFS	**47 16**
By OKEI	**384**

Date of approval	
Date of dispatch (acceptance)	31.03.200 3.

Item description	Line code	For the report period*	For the report period taking into account affiliated organizations**	For similar period of the last year taking into account affiliated companies ***
1	2	3	4	5
I. Income and expense under common types of activity Proceeds (net) from sales of goods, products, works, and services (less VAT, excise and similar obligatory payments)	010	3046450	10967595	7696827
Including: from sales of communication services	011	2935409	10587627	7370302
Prime cost of sold goods, products, works and services	020	(2132205)	(7796630)	(5990427)
including: sold communication services	021	(2034042)	(7449909)	(5593009)
Gross profit	**029**	**914245**	**3170965**	**1706400**
Commercial expenses	030	-	-	-
Administrative expenses	040	-	-	-
Profit (loss) from sales (lines 010 -020 -030 -040)	**050**	**914245**	**3170965**	**1706400**
II. Operating revenues and expenses				
Interest receivable	060	983	2778	1586
Interest payable	070	(11943)	(126059)	(98261)
Revenues from participation in other organizations	080	9834	13470	12625
Other operating revenues	090	42943	163794	185976
Other operating expenses	100	(179916)	(729389)	(234417)
III. Non-sale revenues and expenses				
Non-sale revenues	120	136908	215421	144546
Non-sale expenses	130	(256121)	(720512)	(550403)
Income (loss) before tax (lines 050+060-070+080+090-100+120-130)	**140**	***656 933***	**1990468**	**1168052**
Income tax and other similar obligatory payments*****	150	(193928)	(518609)	(572026)
Profit (loss) from common activity	160	463 005	1471859	596026
IV. Extraordinary revenues and expenses				
Extraordinary revenues	170	11	150	990

Extraordinary expenses	180	(17)	(58)	(43)
Net profit (undistributed profit (loss0 of the report period) (lines 160+170-180)	**190**	**462999**	**1471951**	**596973**

For reorganized Companies:

* column 3: The indices of back-up organization for the period from 01.01.2002 to 31.12.2002 and those of affiliated organizations for the period from the date of reorganization to 31.12.2002, obtained by line-by-line summation

** column 4: The indices of back-up organization and affiliated organizations for the period from 01.01.2002 to 31.12.2002, obtained by line-by-line summation of indices from column 3 and corresponding indices of affiliated organizations for the period from 01.01.2002 to the date of reorganization

*** column 5: The indices of back-up organization and affiliated organizations for the period from 01.01.2001 to 31.12.2001, obtained by line-by-line summation

**** Net profit corresponding to index of line 470 of column 5 of form № 1 "Accounting balance sheet"

***** Line 150 "Income tax and other similar obligatory payments" is not filled in by affiliated organizations (regional branches)

Item description	Line code	For the report period	For similar period of the past year
1	2	3	4
By reference: Dividends falling at one share: under preferred A type	**201**	0,001820 00	0,000950 00
under ordinary	**202**	0,000700 00	0,000320 00
		3	
The amount of dividends assumed in the next report year per a share:* under preferred A type	**203**	0,00198000	
under ordinary	**204**	0,00066000	
		3	4
Dividends falling at one share: under preferred B type	**205**	-	-
		3	
The amount of dividends assumed in the next report year per a share: under preferred B type	**206**	-	

*Filled in by indices of Inter-Regional Company

Breakdown of some profits and losses

Item description	Line code	For the report period				For similar period of the previous year	
		profit		loss		profit***	loss***
		*	**	*	**		
1	2	3	4	5	6	7	8
Penalties, fines and forfeit penalties recognized or for which court decisions (arbitration court) on their collecting are received	210	12288	18866	(2006)	(6413)	9508	(5217)
Profit (loss) of past years	220	2739	8600	(5643)	(14639)	5678	(2343)
Indemnification of losses caused by non-performance or inadequate performance of obligations	230	39532	47376	(88)	(1280)	2375	(87)
Exchange rate differences in operations with foreign currency	240	5276	15278	(29986)	(69599)	31733	(10445)
Reduction of prime cost of inventories by the end of the report period	250	X	X	X	X	X	X
Writing off the accounts receivable and the accounts payable for which the actionable term has expired	260	1706	4284	(1483)	(14860)	20965	(14218)

For reorganized Companies:

* columns 3, 5 : The indices of back-up organization for the period from 01.01.2002 to 31.12.2002 and of affiliated organizations for the period from the date of reorganization to 31.12.2002, obtained by line-by-line summation

** columns 4, 6: The indices of back-up organization and affiliated organizations for the period from 01.01.2002 to 31.12.2002, obtained by line-by-line summation

*** columns 7, 8: The indices of back-up organization and affiliated organizations for the period from 01.01.2001 to 31.12.2001, obtained by line-by-line summation

STATEMENT ON CAPITAL CHANGES

		CODES
	Form № 03 by OKUD	0710003
	Date (year, month, day)	2003 03 31
Region Povolzhskyi		
Organization OJSC "VolgaTeleom"	By OKPO	01142788
Identification Taxpayer Number 5260901817	ITN	5260901817
Activity type communication	By OKDP	52300
Organizational-legal form/ownership form OJSC	By OKOPF/ OKFS	47 16
Measure unit: Thousand rubles	By OKEI	384

	Line code	Balance by the report year beginning of back-up organization	Received		Spent		Balance by the report year end taking into account the indices of affiliated organizations **
			In the report year*	After reorganization	In the report year*	After reorganization	
1	2	3	4	5	6	7	8
I. CAPITAL		-	-	-	-	-	-
Charter capital (reserve)	010	583388	-	1056450	(73)	X	1639765
Additional capital	020	951268	-	3188396	(566)	X	4139098
Increment of property value at reappraisal	021	739468	-	3188396	(566)	X	3927298
Reserve fund	030	58798	14034	X		X	72832
Reserves built up in accordance with constituent documents	040			X	-	X	
Undistributed profit of past years - total	050	973935	879	3275436	(70029)	-	4180221
including: the source of financing capital investments of production designation	051	80000	X	565111	X	X	645111
Uncovered loss of past years	052	-	-	X	-	X	-
Undistributed profit (uncovered loss) of the report year - total	055	X	462999	1008952	X	X	1471951
Social sphere fund	060	313	-	X	(313)	X	-
Total for section I	**079**	2567702	477912	8529234	70981	-	11503867

Item description	Line code	Balance by the report year beginning of back-up organization	Received		Spent	Balance by the report year end taking into account the indices of affiliated organizations **
			In the report year *	After reorganization	In the report year *	
1	2	3	4	5	6	7
II. Reserves for forthcoming expenses – total	**080**	-	X	-	-	X
including: for leaves	081	-	X	-	-	X
For fixed assets repair	082	-	X	-	-	X
For insurance	083	-	X	-	-	X
For remuneration basing on the results of the year	084	-	X	-	-	X
Miscellaneous (itemize)	085	-	X	-	-	X
Total for section II	**089**	-	X	-	-	X
III. Assessed reserves - total	**090**	-	72416	346480	(152863)	266033
including: for doubtful debts	091	-	72416	346480	(152863)	266033
Against securities	092	-	-	-	-	-
Total for section III	**099**	-	72416	346480	(152863)	266033

For reorganized Companies

* The indices of back-up organization for the period from 01.01.2002 to 31.12.2002 and of affiliated organizations from the date of reorganization to 31.12.2002 (less turnover after reorganization)

** The indices of back-up organization and affiliated organizations as of 31.12.2002

IV. Changes of capital

Item description	Line code	For the report period	For similar period of the past year
1	2	3	4
The amount of capital by the report period beginning*	100	2567702	2291523
Increase in capitalization –	110	899223	280713

total **		3	
including: due to additional issue of shares	111	x	x
Due to the assets revaluation	112	x	x
Due to the increase of property	113	x	x
Due to reorganization of legal entity (merging, takeover)	114	852923 4	x
Item description	Lin e cod e	For the report period	For similar period of the past year
1	2	3	4
Due to incomes which in accordance with the rules of book records and reporting are directly applied to the increase of capital	115	x	x
Other proceeds	116	462999	280713
Reduction of capital - total***	120	(56068)	(4534)
including: due to decrease of shares face value	121	x	x
Due to decrease of shares quantity	122	73	x
Due to reorganization of legal entity (de-merging, split-off)	123	x	x
Due to expenses which in accordance with the rules of book records and reporting are directly applied to reduction of capital	124	x	x
Other retirements	125	55995	4534
The amount of capital by the report period end****	130	115038 67	256770 2

For reorganized Companies: **Section IV**

column 3 : * The indices of back-up organization as of 01.01.2002

** The indices of back-up organization for the period from 01.01.2002 to 31.12.2002, of affiliated organizations on the date of reorganization and for the period from the date of reorganization to 31.12.2002

*** The indices of back-up organization for the period from 01.01.2002 to 31.12.2002, of affiliated organizations from the date of reorganization to 31.12.2002

**** The indices of Inter-Regional Company

column 4: The indices of back-up organization and affiliated organizations for the period from 01.01.2001 to 31.12.20001, obtained by line-by-line summation

Item description	Line code	Balance by the report year beginning of back-up organization	Received		Spent	Balance by the report year end taking into account the indices of affiliated organizations **
			In the report year*	After reorganization	In the report year*	
1	2	3	4	5	6	7
Targeted financing and proceeds - **total**	**140**	5	13622	32909	(38375)	8161
including: from budget	141	5	13622	28543	(36102)	6068
Extra-budgetary funds	142	-	-	31		31
Legal entities	143	-	-	562	-	562
Natural persons	144	-	-	2273	(2273)	-
Other (itemize)	145	-	-	1500	-	1500

For reorganized Companies:

* The indices of back-up organization for the period from 01.01.2002 to 31.12.2002 and of affiliated organizations from the date of reorganization to 31.12.2002

** The indices of back-up organization and affiliated organizations as of 31.12.2002

References

Item description	Line code	Balance by the report period beginning*	Balance by the report period end**
1	2	3	4
Net assets	150	103422 00	117051 92

For reorganized Companies:

*** column 3 :** The indices of back-up organization and affiliated organizations as of 01.01.2002, obtained by line-by-line summation

**** column 4 :** The indices of Inter-Regional Company (of back-up organization and of affiliated organizations) as of 31.12.2002

		From budget		From extra-budgetary funds	
		For the report period*	For similar period of the past year**	For the report period*	For similar period of the past year**
1	2	3	4	5	6

Received for: expenses of common types of activity - total*	**160**	24171	69178	-	-
Capital investments into non-circulating assets	**170**	22360	19905	-	-
including: construction of objects	171	4294		-	-
Equipment acquisition	172	13622	19905	-	-
Other (itemize)	173	4444	-	-	-
For the purposes related to emergency circumstances	**180**	-	-	-	-

For reorganized Companies:

* The indices of back-up organization for the period from 01.01.2002 to 31.12.2002 and of affiliated organizations from the date of reorganization to 31.12.2002

** The indices of back-up organization and affiliated organizations for the period from 01.01.2001 to 31.12.2001, obtained by line-by-line summation

ITN 5260901817

STATEMENT OF FUNDS FLOW

		CODES
	Form № 04 by OKUD	0710004
For year 2002	Date (year, month, day)	2003 03 31
Region: Povolzhskyi		
Organization: OJSC "VolgaTelecom"	By OKPO	01142788
Identification Taxpayer Number: 5260901817	ITN	5260901817
Activity type: communication	By OKDP	52300
Organizational-legal form/ownership form: OJSC	By OKOPF/OKFS	47 16
Measure unit: Thousand rubles.	By OKEI	384

Item description	Line code	Amount	Out of it		
			Under common activity	Under investment activity	Under financial activity
1	2	3	4	5	6
1. The balance of funds by the year beginning (back-up organization)	010	17709	X	X	X
2. Funds received - total	**020**	4287106	4268385	18721	-
including: revenues from sales of goods, products, works and services	030	3494786	3494786	X	X
Revenues from sales of fixed assets and other property	040	2102	-	2102	-
Advances received from buyers (customers)	050	293303	293303	X	X
Budgetary appropriations and other targeted financing	060	29973	24171	5802	-
Free of charge	070	-	-	-	-
Credits received	080	76578	76578	-	-
Loans received	085	1700	1700	-	-
Dividends, interest under financial investments	090	10817	X	10817	-
Other proceeds	110	377847	377847	-	-
including:balances on accounts of funds of affiliated organizations on the date of reorganization	**111**	103951	X	X	X

3. Committed funds - total	**120**	(4278709)	2590002	717044	2876
including for: Payment of acquired goods, works and services	130	1594658	1300295	294363	-
Remuneration of labor ***	140	729979	X	X	X
Deductions to state extra-budgetary funds	150	238808	X	X	X
Payment of accountable sums	160	34411	34411	-	-
Payment of advances **	170	240800	57566	183234	-
Payment of share participation in construction	180	-	X	-	X
Payment of machines, equipment and carrier vehicles	190	165372	68	165304	X
Financial investments	200	2381	X	2381	-
Payment of dividends, interest under securities	210	33608	X	33608	-
Tax including	220	689072	689072	X	-
Settlements with budget	230	204596	168318	36278	-
Payment of interest and principal sum under received credits and loans	250	345024	340272	1876	2876
4. The balance of funds by the report period end (Inter-Regional Company)	**260**	130057	X	X	X

BY REFERENCE: From line 020 it was received in cash **- total**	270	2224427
Including under settlements with: legal entities	280	324464
Natural persons	**290**	1899963
Out of them with the use of: cash register	291	1564386
Registered high-security forms	292	334762
Other	293	815
cash: received from bank to cash office of the organization	295	271639
Returned to bank from the organization's cash office	296	1508816

Lines 20, 120: The indices of back-up organization for the period from 01.01.2002 to 31.12.2002 and of affiliated organizations for the period from the date of reorganization to 31.12.2002, obtained by line-by-line summation

* reflects the amount of balance on sub-accounts of the third order 02 "Advances" of account 62

** reflects the amount of balance on sub-accounts "Advances paid in rubles", "Advances paid in currency" of account 60

*** reflects the amount of outpayments to employees, including the amounts of transferred alimony and other retentions under writs of execution, paid sums deposited

APPENDIX TO ACCOUNTING BALANCE SHEET

		CODES
	Form № 05 by OKUD	**0710005**
For year 2002	Date (year, month, day)	2003 03 31
Region **Povolzhskyi**		
Organization **OJSC "VolgaTelecom"**	By OKPO	**01142788**
Identification Taxpayer Number **5260901817**	ITN	5260901817
Activity type **communication**	By OKDP	52300
Organizational-legal form/ownership form **OJSC**	By OKOPF/OKFS	**47 16**
Measure unit: **Thousand rubles.**	By OKEI	**384**

1. BORROWED FUNDS FLOW

Item description	Line code	Balance by the report period beginning taking into account the indices of affiliated organizations *	Liabilities received **	Liabilities paid off**	Balance by the report period end taking into account the indices of affiliated organizations*
1	2	3	4	5	6
Long-term credits	110	48629	328919	(149975)	227573
including: outstanding on time	111	X	X	X	X
Long-term loans	120	209969	48410	(99295)	159084
including: outstanding on time	121	X	X	X	X
Short-term credits	130	439342	1573752	(1231992)	781102
including: outstanding on time	131	20910	33706	(19589)	35027
Short-term loans	140	210057	129404	(193097)	146364
including: outstanding on time	141	40155	23703	-	63858

2. ACCOUNTS RECEIVABLE AND PAYABLE

Item description	Line code	Balance by the report period beginning taking into account the indices of affiliated organizations *	Liabilities occurred **	Liabilities paid off**	Balance by the report period end taking into account the indices of affiliated organizations *
1	2	3	4	5	6
Accounts receivable: short-term	210	1185300	30257887	(30083341)	1359846
Including debt in arrears	211	530488	8775417	(8770772)	535133
Out of it with duration over 3 months before the report date	212	328349	4786166	(4794120)	320395
Long-term	220	13672	35062	(25076)	23658
Including debt in arrears	221	X	X	X	X
Out of it with duration over 3 months before the report date	222	X	X	X	X
From line 220 the debt, the payments under which are expected in over 12 months after the report date	223	13672	35062	(25076)	23658
For reorganized Companies:					

* The indices of back-up organization and affiliated organizations, obtained by line-by-line summation

** The indices of back-up organization and affiliated organizations, obtained by line-by-line summation (less turnover at reorganization)

Item description	Line code	Balance by the report period beginning taking into account the indices of affiliated organizations *	Liabilities occurred **	Liabilities paid off**	Balance by the report period end taking into account the indices of affiliated organizations *
1	2	3	4	5	6

Accounts payable: short-term	230	1203773	32385032	(31551054)	2037751
Including debt in arrears	231	122806	6103550	(5993137)	233219
Out of it with duration over 3 months before the report date	232	84905	3710668	(3689960)	105613
Long-term	240	327453	1105053	(921875)	510631
Including debt in arrears	241	X	X	X	X
Out of it with duration over 3 months before the report date	242	X	X	X	X
From line 240 the debt, the payments under which are expected in over 12 months after the report date	243	327453	1105053	(921875)	510631
Coverage: received	250	18242	1758	(20000)	-
Including from third parties	251	1742	1758	(3500)	-
Issued	260	1209550	1797671	(1103796)	1903425
Including to third parties	261	88311	380907	(150546)	318672

REFERENCES TO SECTION 2

Item description	Line code	Balance by the report period beginning taking into account the indices of affiliated organizations *	Liabilities occurred **	Liabilities paid off**	Balance by the report period end taking into account the indices of affiliated organizations *
1	2	3	4	5	6
1) Bills of exchange flow Bills of exchange issued	262	496	12410	(596)	12310
Including in arrears	263	-	-	-	-
Bills of exchange received	264	3936	10194	(12464)	1666
Including in arrears	265	115	-	-	115

2) Accounts receivable for delivered products (works, services) at actual prime cost	266	264	3005	(3082)	187

3) The list of organizations – debtors, having the largest debt

Organization's name	Line code	By the report period end taking into account the indices of affiliated organizations*	
		TOTAL	Including with duration over 3 months
1	2	3	4
Budgetary organizations	270	133353	53582
Natural persons	271	508460	118515
Including privileged categories	272	170920	92024
Commercial organizations	273	317394	85167

For reorganized Companies:

* The indices of back-up organization and affiliated organizations, obtained by line-by-line summation

** The indices of back-up organization and affiliated organizations, obtained by line-by-line summation (less turnover at reorganization)

4) The list of organizations – creditors, having the largest debt

Organization's name	Line code	By the report period end taking into account the indices of affiliated organizations*	
		TOTAL	Including with duration over 3 months
1	2	3	4
OJSC "Rostelecom"	280	90753	-
Equipment suppliers (Sumitomo, Siemens, Iskratel, Alcatel, etc.)	281	497125	140673
Settlement under	282	395837	126842

leasing			

3. DEPRECIABLE PROPERTY

Item description	Line code	Balance by the report period beginning taking into account the indices of affiliated organizations *	Was received (commissioned)**	Retired**	Balance by the report period end taking into account the indices of affiliated organizations *
1	2	3	4	5	6
I. INTANGIBLE ASSETS Rights for the objects of intellectual (industrial) property	310	528	14	(428)	114
Including the rights arising from author's and other contracts for work of science, literature, art and objects of adjacent rights for PC programs, databases, etc.	311	498	-	(392)	106
From patents for inventions, production pieces, selection breakthrough, from certificates for utility models, trade marks and service marks or licensing contracts for their usage	312	30	14	(36)	8
From the rights for "know-how"........	313	-	-	-	-
Rights for using isolated natural objects	320	110	-	(110)	-
Organization expenses	330	X	X	X	X
Organization's business reputation	340	X	X	X	X
Other	349	X	X	X	X
Total (sum of lines 310+320+330+340+349)	**350**	638	14	(538)	114

For reorganized Companies:

* The indices of back-up organization and affiliated organizations, obtained by line-by-line summation

** The indices of back-up organization and affiliated organizations, obtained by line-by-line summation (less turnover at reorganization)

Item description	Line code	Balance by the report period beginning taking into account the indices of affiliated organizations *	Was received (commissioned)**	Retired**	Balance by the report period end taking into account the indices of affiliated organizations *
1	2	3	4	5	6
II. FIXED ASSETS Land and nature management objects	360	2313	400	(11)	2702
Buildings	361	3098234	162190	(82848)	3177576
Works	362	6258988	1070457	(114430)	7215015
Machines and equipment	363	9476964	2248064	(297020)	11428008
Carriers	364	343025	43604	(15856)	370773
Production and economic inventory	365	78543	29152	(24925)	82770
Working livestock	366	29	-	-	29
Productive livestock	367	-	-	-	-
Long-lived plantations	368	8	8	-	16
Other types of fixed assets	369	60220	38625	(35315)	63530
Total (sum of lines 360 - 369)	**370**	19318324	3592500	(570405)	22340419
including: production	371	19104253	3574489	(495904)	22182838
Non-production	372	214071	18011	(74501)	157581
Low value and quickly worn out subjects – total	373	X	X	X	X
including: at warehouse	374	X	X	X	X
in operation	375	X	X	X	X

III. PROFITABLE INVESTMENTS INTO MATERIAL VALUES Property for granting on leasing	381	-	-	-	-
Property provided under the contract of hire	382	159	-	(55)	104
Other	383	-	-	-	-
Total (sum of lines 381-383)	**385**	159	-	(55)	104
Property transferred for asset management	386	-	-	-	-

For reorganized Companies:

* The indices of back-up organization and affiliated organizations, obtained by line-by-line summation

** The indices of back-up organization and affiliated organizations, obtained by line-by-line summation (less turnover at reorganization)

REFERENCE TO SECTION 3

Item description	Line code	Balance by the report period beginning taking into account the indices of affiliated organizations *	Balance by the report period end taking into account the indices of affiliated organizations *
1	2	3	4
From line 371, columns 3 and 6 are granted for rent – **total**	**387**	89355	118479
including: buildings	388	33382	35794
Works	389	5026	43218
Carrier vehicles	390	764	793
Other (itemize)	391	50183	38674

Transferred for conservation	392	3575	3632
Amortization of depreciable property: Intangible assets	393	173	54
Fixed assets - **total**	**394**	9181855	9929516
Including : Buildings and works	395	4445613	4623447
Machines, equipment, carriers	396	4677017	5218928
other	397	59225	87141
Profitable investments into material values	398		
Low value and quickly worn out subjects	399	X	X
Property transferred for asset management	400	-	-
By reference: The result of indexation due to fixed assets reappraisal: Original (replacement value)	401	-	X
Amortization	402	-	X
Pawned property	403	1209550	1903425
The cost of property for which amortization is not charged – total	404	2419	2710
including: Intangible assets	405	106	8
Fixed assets	406	2313	2702
Change of fixed assets cost due to completion of construction, placement of additional equipment, reconstruction	407	X	83457
The difference between the cost of goods acquisition and their sales value	408	X	X
The cost of pawned material-production stocks	409	5000	2612

For reorganized Companies:

*	The indices of back-up organization and affiliated organizations, obtained by line-by-line summation
**	The indices of back-up organization and affiliated organizations, obtained by line-by-line summation (less turnover at reorganization)

4. FLOW OF FUNDS FOR FINANCING LONG-TERM INVESTMENTS AND FINANCIAL HOLDINGS

Item description	Line code	Balance by the report period beginning taking into account the indices of affiliated organizations *	Charged (formed)**	Used**	Balance by the report period end taking into account the indices of affiliated organizations *
1	2	3	4	5	6
Organization's own funds - **total**	**410**	27075	1563191	(1589073)	1193
including: the source of financing capital investments	411	18362	507068	(525429)	1

Item description	Line code	Balance by the report period beginning taking into account the indices of affiliated organizations *	Charged (formed)**	Used**	Balance by the report period end taking into account the indices of affiliated organizations *
1	2	3	4	5	6
Amortization of fixed assets	412		1006129	(1006129)	-
Other (itemize)	413	8713	49994	(57515)	1192
Borrowed funds - **total**	**420**	19979	1278338	(1297445)	872
including: bank credits	421	-	692250	(691812)	438
Borrowed funds of other organizations	422				-
Share participation in construction	423	-	-	-	-

From budget	424	150	22360	(22510)	-
From extra-budgetary funds	425	-	-	-	-
Other (itemize)	426	19829	563728	(583123)	434
Total own and borrowed funds (sum of lines 410 and 420)	**430**	47054	2841529	(2886518)	2065
By reference: Uncompleted construction	440	565255	3748654	(3559373)	754536
Investments into affiliated companies	450	4081	1047	(2990)	2138
Investments into dependent companies	460	33780	-	(600)	33180

For reorganized Companies:

* The indices of back-up organization and affiliated organizations, obtained by line-by-line summation

** The indices of back-up organization and affiliated organizations, obtained by line-by-line summation (less turnover at reorganization)

5. FINANCIAL HOLDINGS

Item description	Line code	Long-term		Short-term	
		Balance by the report period beginning taking into account the indices of affiliated organizations *	Balance by the report period end taking into account the indices of affiliated organizations *	Balance by the report period beginning taking into account the indices of affiliated organizations *	Balance by the report period end taking into account the indices of affiliated organizations *
1	2	3	4	5	6
Shares and stocks of other organizations	510	58295	55700	-	-
Bonds and other debt instruments	520	11526	11526	99	-
Granted loans	530	328	-	100	1935
Other (itemize)	540	2709	5090	3405	11298
By reference: Bonds and other securities at market value	550	-	-	31	-

6. EXPENSES FOR COMMON TYPES OF ACTIVITY

Item description	Line code	For the report period taking into account the indices of affiliated organizations*	For prior period taking into account the indices of affiliated organizations*
1	2	3	4
Material costs	**610**	760013	629601
including: Raw materials and materials	611	501510	315608
Fuel and energy	612	139783	250328
Spare parts	613	118720	63665
Expenses for remuneration of labor	620	2517733	1763255

Deductions for social needs	630	873191	632811
Depreciation	640	1013639	907520
Other expenses	650	2632054	2057240
including: Taxes included into expenses	651	142490	100740
Rent	652	84885	73742
Training and retraining of personnel	653	15984	15115
Total for expenses elements	**660**	7796630	5990427
Change of balances (increment[+], reduction [-]) of: uncompleted construction	670	327	295
Expenses of future periods	680	2885	15395
Reserves of future expenses	690		11710

For reorganized Companies:

* The indices of back-up organization and affiliated organizations, obtained by line-by-line summation

** The indices of back-up organization and affiliated organizations, obtained by line-by-line summation (less turnover at reorganization)

7. SOCIAL INDICES

Item description	Line code	Due as per calculation*	Spent*	Transferred to funds*
1	2	3	4	5
Deductions to state extra-budgetary funds: to Social Security Fund	710	107638	(79476)	62260
To Pension fund	720	660811	X	675816
To Employment fund	730	-	X	-
For medical insurance	740	91662	X	92676
Deductions to non-government pension funds	750	56060	X	52039
Premiums under the contracts of voluntary insurance of pensions	755			
Average number of employees	760	51164		
Cash payments and incentive fees not related to the output of products, work execution, providing of services	770	100278		

Income under shares and deposits into the organization's property	780	13470

For reorganized Companies:

* The indices of back-up organization and affiliated organizations, obtained by line-by-line summation

** The indices of back-up organization and affiliated organizations, obtained by line-by-line summation (less turnover at reorganization)

Accounting statement for year 2003.

ACCOUNTING BALANCE SHEET

ACCOUNTING BALANCE SHEET

For quarter 1 of year 2003

			CODES
		Form № 01 by OKUD	**0710001**
		Date (year, month, day)	2003 04 30
Region: Povolzhskyi			
Organization:	**OJSC "VolgaTelecom"**	By OKPO	**01142788**
Identification Taxpayer Number	**5260901817**	ITN	5260901817
Activity type	**communication**	By OKDP	52300
Organizational-legal form/ownership form	OJSC	By OKOPF/OKFS	**47 16**
Measure unit:	**Thousand rubles.**	By OKEI	**384**

Address: **603000, Nizhny Novgorod, Gorky sq., Post House**

Date of approval	
Date of dispatch (acceptance)	30.04.2003.

ASSETS	Line code	By the report period beginning*	By the report period beginning taking into account the indices of affiliated organizations **	By the report period end taking into account the indices of affiliated organizations ***
1	2	3	4	5
I. NON-CIRCULATING ASSETS				
Intangible assets	**110**		60	48
including: patents, licenses, trade marks (service marks), other similar rights and assets	111		60	48
Organizational expenses	112		X	X
Business reputation of the organization	113		X	X
Fixed assets	**120**		12410903	12308772
including: land plots and environmental management objects	121		2702	2702
Buildings, machines and equipment	122		11347735	11260418
Uncompleted construction	130		859593	1319801

Profitable investments into tangible assets,	**135**		104	104
including: property for transfer for leasing	136		-	-
Property provided under the contract of hire	137		104	104
Long-term financial investments	**140**		72316	712293
including: investments into affiliated companies	141		2138	641713
Investments into dependent companies	142		33180	33180
Investments into other organizations	143		20382	20371
Loans provided to organizations for the period over 12 months	144		-	-
Other long-term financial investments	145		16616	17029
Other non-circulating assets	150		-	5153
Total for section I	**190**		13342976	14346171

ASSETS	Line code	By the report period beginning*	By the report period beginning taking into account the indices of affiliated organizations **	By the report period end taking into account the indices of affiliated organizations ***
1	2	3	4	5
II. CIRCULATING ASSETS **Stocks**				
Stocks	210		443555	469911
including: raw materials, materials, and other similar values	211		339006	360285
Livestock for rearing and fattening	212		4	4
Expenses in uncompleted production (distribution costs)	213		1456	1838
Finished products and goods for re-sale	214		52434	51974
Goods shipped	215		187	252
Expenses of future periods	216		50468	55558
Other stocks and expenses	217		-	-
VAT on acquired values	220		569731	397066
Accounts receivable (the payments are expected in over 12 months after the report date)	**230**		27343	32101
including: buyers and customers	231		-	4900
Bills receivable	232		-	-
Debt of affiliated and dependent companies	233		-	-
Advances issued	234		5662	5662
Other debtors	235		21681	21539

Accounts receivable (the payments are expected during 12 months after the report date)	**240**		1090128	1378409
including: buyers and customers	241		816949	912424
Bills receivable	242		1666	1136
Debt of affiliated and dependent companies	243		42	1012
Debt of participants (founders) as regards contributions into charter capital	244	X	X	X
Advances issued	245		130083	170256
Other debtors	246		141388	293581
Short-term financial investments,	**250**		13233	11036
including: loans provided to organizations for the period less than 12 months	251		1935	4800
Own shares redeemed from shareholders	252		-	-
Other short-term financial investments	253		11298	6236
Monetary resources,	**260**		145563	350234
including: cash	261		6073	8150
Settlement accounts	262		122737	314711
Currency accounts	263		3	7
Other monetary resources	264		16750	27366
Other circulating assets	270		-	-
Total for section II	**290**		2289553	2638757
BALANCE (sum of lines 190+290)	**300**		15632529	16984928

LIABILITIES	Line code	By the report period beginni ng*	By the report period beginning taking into account the indices of affiliated organizations **	By the report period end taking into account the indices of affiliated organizations ***
1	2	3	4	5
III. CAPITAL AND RESERVES Charter capital				
Charter capital	16397 65		1639765	1639765
Additional capital	420		4139098	4137458
Reserve capital	**430**		72832	72832
including: reserve fund built up in accordance with legislation	431		72832	72832
Reserves built up in accordance with constituent documents	432		-	-
Social sphere fund	440		-	-
Undistributed profit of past years	460		5652172	5653743
Uncovered loss of past years	465		-	

LIABILITIES	Line code	By the report period beginning*	By the report period beginning taking into account the indices of affiliated organizations **	By the report period end taking into account the indices of affiliated organizations ***
1	2	3	4	5
Undistributed profit of the report year	470	X	-	460134
Uncovered loss of the report year	475	X	-	
Total for section III	**490**		11503867	11963932
IV. LONG-TERM LIABILITIES				
Loans and credits	**510**		369118	1323482
including: bank credits due to repayment in over 12 months after the report date	511		226982	211093
Loans due to repayment in over 12 months after the report date	512		142136	1112389
Other long-term liabilities	520		470370	797334
Total for section IV	**590**		839488	2120816
V. SHORT-TERM LIABILITIES				
Loans and credits	**610**		945005	783627
including: Bank credits due to repayment during 12 months after the report date	611		781693	585445
Loans due to repayment during 12 months after the report date	612		163312	198182
Accounts payable,	**620**		2078012	1872745
including: Suppliers and contractors	621		1007302	838930
Bills payable	622		12310	9098
Debt to affiliated and dependent companies	623		1679	3675
Debt to the organization's personnel	624		110729	153975
Debt to government extra-budgetary funds	625		45486	69270
Debt to the budget	626		289170	278001
Advances received	627		293303	225197
Other creditors	628		318033	294599
Debt to participants (founders) for income payment	630		56671	33514
Deferred income	640		209486	210294
Reserves of forthcoming expenses	650		X	X
Other short-term liabilities	660	X	X	X
Total for section V	**690**		3289174	2900180
BALANCE (sum of lines 490+590+690)	**700**		15632529	16984928

REFERENCE ON AVAILABILITY OF VALUES ACCOUNTED ON OFF BALANCE SHEET ACCOUNTS

Item description	Line code	By the report period beginning*	By the report period beginning taking into account the indices of affiliated organizations **	By the report period end taking into account the indices of affiliated organizations ***
1	2	3	4	5
Rented fixed assets	910		171776	222430
Including under leasing	911		160395	190745
Inventory items accepted for custody	920		989	1483
Materials accepted for processing	921		-	-
Equipment accepted for installation	922		-	55642
Goods accepted for commission	930		800	618
Accounts receivable of insolvent debtors written off to loss	940		177340	172205
Received coverage of liabilities and payments	950		-	981
Issued coverage of liabilities and payments	960		1903425	3021065
Ageing of housing fund	970		39169	32357
Deterioration of objects of outdoor accomplishment and similar objects	980		-	1685
Registered high-security forms	990		15638	9420
Fixed assets granted for rent	991		42785	52717
Inventory and housewares	992		156537	159546
Payment funds of communication services	993		10159	18063

For reorganized Companies:

* column 3: The indices of back-up organization as of 01.01.2002

** column 4: the indices of back-up organization and affiliated organizations as of 01.01.2002 , obtained by line-by-line summation

*** column 5: The indices of Inter-Regional Company (back-up organization and affiliated organizations) as of 31.12.2002

PROFIT AND LOSS STATEMENT

For quarter I of year 2003

Region: **Povolzhskyi**

	CODES
Form № 02 by OKUD	0710002
Date (year, month, day)	2003 03 31

Organization: OJSC "VolgaTelecom"		By OKPO	**01142788**
Identification Taxpayer Number	**5260901817**	ITN	5260901817
Activity type: **communication**		By OKDP	52300
Organizational-legal form/ownership form	**OJSC**	By OKOPF/OKFS	**47 16**
Measure unit: **Thousand rubles.**		By OKEI	**384**
		Date of approval	
		Date of dispatch (acceptance)	31.03.2003.

Item description	Line code	For the report period*	For the report period taking into account affiliated companies **	For similar period of the past year taking into account affiliated companies ***
1	2	3	4	5
I. Income and expense under common types of activity Proceeds (net) from sales of goods, products, works, and services (less VAT, excise and similar obligatory payments)	010		3125501	2495053
Including: from sales of communication services	011		3039206	2417489
Prime cost of sold goods, products, works and services	020		2256303	1712097
including: sold communication services	021		2174272	1624041
Gross profit	**029**		**869198**	**782956**
Commercial expenses	030		-	-
Administrative expenses	040		-	-
Profit (loss) from sales (lines 010 -020 -030 -040)	**050**		**869198**	**782956**
II. Operating revenues and expenses				
Interest receivable	060		4227	346
Interest payable	070		45773	24209
Revenues from participation in other organizations	080		943	2
Other operating revenues	090		28043	13209
Other operating expenses	100		141577	68375

III. Non-sale revenues and expenses Non-sale revenues	120		64271	11600
Non-sale expenses	130		148808	77438
Income (loss) before tax (lines 050+060-070+080+090-100+120-130)	**140**		**630524**	**638091**
Income tax and other similar obligatory payments*****	150		171194	166819
Profit (loss) from common activity	160		459330	471272
IV. Extraordinary revenues and expenses Extraordinary revenues	170		971	5
Extraordinary expenses	180		167	-
Net profit (undistributed profit (loss0 of the report period) (lines 160+170-180)	**190**		**460134**	**471277**

For reorganized Companies:

* column 3: The indices of back-up organization for the period from 01.01.2002 to 31.12.2002 and those of affiliated organizations for the period from the date of reorganization to 31.12.2002, obtained by line-by-line summation

** column 4: The indices of back-up organization and affiliated organizations for the period from 01.01.2002 to 31.12.2002, obtained by line-by-line summation of indices from column 3 and corresponding indices of affiliated organizations for the period from 01.01.2002 to the date of reorganization

*** column 5: The indices of back-up organization and affiliated organizations for the period from 01.01.2001 to 31.12.2001, obtained by line-by-line summation

**** Net profit corresponding to index of line 470 of column 5 of form № 1 "Accounting balance sheet"

***** Line 150 "Income tax and other similar obligatory payments" is not filled in by affiliated organizations (regional branches)

Item description	Line code	For the report period	For similar period of the past year
1	2	3	4
By reference: Dividends falling at one share: under preferred A type	**201**	-	-
under ordinary	**202**	-	-
		3	
The amount of dividends assumed in the next report year per a share:* under preferred A type	**203**	-	
under ordinary	**204**	-	
		3	4

Dividends falling at one share: under preferred B type	**205**	-	-
		3	
The amount of dividends assumed in the next report year per a share: under preferred B type	**206**	-	

*It is filled in by Inter-Regional Company indices

Breakdown of some profits and losses

Item description	Line code	For the report period				For similar period of the previous year	
		profit		loss		profit***	loss***
		*	**	*	**		
1	2	3	4	5	6	7	8
Penalties, fines and forfeit penalties recognized or for which court decisions (arbitration court) on their collecting are received	210		5046	-	561	4023	614
Profit (loss) of past years	220		5503	-	13865	-	-
Indemnification of losses caused by non-performance or inadequate performance of obligations	230		6166		1793	2139	165
Exchange rate differences in operations with foreign currency	240		11624		16872	1141	12461
Reduction of prime cost of inventories by the end of the report period	250	X	X	X	X	X	X
Writing off the accounts receivable and the accounts payable for which the actionable term has expired	260		398		84	864	1816

For reorganized Companies:

*columns 3, 5: The indices of back-up organization for the period from 01.01.2002 to 31.12.2002 and of affiliated organizations for the period from the date of reorganization to 31.12.2002, obtained by line-by-line summation

** columns 4, 6: The indices of back-up organization and affiliated organizations for the period from 01.01.2002 to 31.12.2002, obtained by line-by-line summation

*** columns 7, 8: The indices of back-up organization and affiliated organizations for the period from 01.01.2001 to 31.12.2001, obtained by line-by-line summation

Annex to item 33

General development of the industry

Telecommunications sector is a dynamically developing sector of Russia, its potential being highly valuated.

The stability of telecommunications sector is defined by the following factors:

- Abiding clientele:

  Commercial companies,

  Government organizations,

  Natural persons (general public).
- Higher level of cash receipts;
- Introduction of time-based billing (per minute payment) for telephone calls;
- Considerable potential of development for the nearest future.

The priority trend of communication industry development in Russian Federation is to create competitive environment between communication operators. In the last years there was a fast growth of competitiveness.

Communication industry is being reformed – 7 inter-regional communication companies have been created. Association "Volga" joined 11 operators of Povolzhie. OJSC "Nizhegorodsviyazinform" – major operator at telecommunications market of the region, the rest joined it: OJSC "Sviyazinform" of Samara oblast, OJSC "Sviyazinform" of Penza oblast, OJSC "Saratovelektrosviyaz", OJSC "Elektrosviyaz" of Ulyanovsk oblast, OJSC "Udmurttelecom", OJSC "Kirovelektrosviyaz", OJSC "Martelecom" of the republic of Maryi El, OJSC "Sviyazinform" of the Republic of Mordoviya, OJSC "Sviyazinform" of Chuvash republic, OJSC "Elektrosviyaz" of Orenburg oblast.

OJSC "VolgaTelecom" is one of the largest enterprises in Russia.

Major types of products (services).

Major types of activity and their share in general revenues. (2002)

Activity type	Share in general revenues, % 2002
Local telephone communication	42,2
Long-distance and international telephone communication	45,6
Documentary communication	1,9

Wire broadcasting -	2,7
Wireless communication	1,0
Radio communication, radio broadcasting and TV	0,7
New services	2,4

Major suppliers

Major suppliers of the equipment to the Issuer are:

№	Supplier's name	Volume of purchases under contracts, thousand rubles	Share in total volume of supplies, %
1.	CJSC "Alcatel"	219740	9,0
2.	LLC "Siemens"	199244	8,1
3.	CJSC JV "Beto-Huawei"	122161	5,0
4.	CJSC "HEC Neva switching systems" St.Petersburg	91206	3,7
5.	"ISKRATEL"	82985	3,4

In 2002 the import of equipment in supplies amounted to 59.7 %. The specified sources of equipment supplies are considered to be available in the future, which is conditioned by steady economic relations between the said companies and the issuer.

Tariff policy

The Issuer providing communication services receives the major part of income due to the following sources:

- monthly fixed subscriber fee,
- time-based billing (per minute payment);
- payment for installation of new telephone lines.

The amount of fixed subscriber fee is established by Russia's Ministry of Antimonopoly policy.
OJSC "Rostelecom" defines the tariffs for long-distance and international calls.

Seasonality in the issuer's activity

The issuer's major types of activity are not of seasonal nature.

The issuer's sales markets of products (works, services)

Nizhny Novgorod city and Nizhny Novgorod oblast
Samara city and Samara oblast
Penza city and Penza oblast
Saratov city and Saratov oblast
Ulyanovsk city and Ulyanovsk oblast
Izhevsk city and Izhevsk oblast
Kirov city and Kirov oblast
Yoshkar-Ola city and Yoshkar-Ola oblast
Saransk town and Saransk oblast
Cheboksary town and Cheboksary oblast
Orenburg city and Orenburg oblast

Activity practice as regards the stocks

The activity practice as regards the stocks for the issuer to carry out its major activity types to provide different communication services is not essentially important.

Major competitors

Aggregate share of market occupied in Povolzhskyi region by alternative operators is insignificant; hence the competition at the market of traditional communication services is not tough. OJSC "VolgaTelecom" is a natural monopolist in the segment of traditional communication services.

Annex to item 35

The issuer's plans of future activity.

In accordance with the plan of development the issuer in 2003 will continue to develop communication facilities. The plan of capital construction for 2003 stipulates to spend 3 803 million rubles, which will make up 109,6% to the level of year 2002, it is planned to commission the fixed assets worth of 3 763 million rubles, which will exceed the level of year 2002 by 12,3 %.

Capital investments will be financed at the expense of own funds, bank credit, credit of equipment suppliers, leasing:

№	Financing source name	Year 2002		*Year 2003*	
		Amount, thousand rubles	% of total volume	Amount, thousand rubles	*% of total volume*
1.	**Own funds, total**	**1561,8**	**45**	**2069**	***54,4***
	including:				
1.1.	amortization	**1047,5**	**30,2**	**1218**	*32*

1.2.	profit	514,3	14,8	851	*22,3*
2.	**Borrowed funds, total**	**1907**	**55**	**1734**	***45,6***
	including:				
2.1.	leasing	**403,8**	**11,6**	**962**	***25,3***
2.2.	Credit of equipment suppliers	**573,5**	**16,5**	**272**	***7,2***
2.3.	*Bank credit*	***809,3***	***23,3***	***487***	***12,8***

The correlation of own and borrowed funds in the total volume of financing in 2003 is changing, the share of own funds will increase from 45 % to 54,4 %.

The plan stipulates mainly the construction of profitable objects designed for business development. Their share in total volume of capital investments is 80 %. For the projects designed for business sustaining - 19%, for social projects – 0.1% and for the projects less than 1 million rubles – 0.9%.

It is planned to commission productive facilities:

1. ATX of total capacity – 387,13 thousand numbers
   including:
   - City's ATX – 361,86 thousand numbers;
   - rural ATX – 25,27 thousand numbers.
2. Fiber optic lines – 1776 km.
3. Microwave radio lines – 114 km.

Trunk automatic exchange – 2340 channels.

The main task of the issuer's activity is to further develop communication network in the region, its development by applying modern technologies and ensuring its steady operation.

Annex to item 43

On November 30, 2002 the process of OJSC "VolgaTelecom" reorganization was completed in accordance with the schedule made up and approved jointly with CJSC "Gamma-Capital" - the company's financial advisor.

In accordance with the developed schedule a number of activities were carried out:

- Calculations of companies value,
- Calculations of conversion coefficients,
- Prices of repurchase of shares,
- Procedures of property transfer,
- A number of other issues.

Since the start of the work on reorganization there were held 26 sessions of working group and acceptance committee, at these sessions preliminary results of calculations of companies value and conversion coefficients were considered. The obtained results were reconciled. Conversion coefficients were approved at the session of Acceptance committee and the boards of directors of the companies.

A large event in 2001 was holding in October-November of shareholders meetings in all reorganized companies, at these meetings the shareholders by overwhelming majority (98 and more percent) voted for joining OJSC "Nizhegorodsviyazinform". The treaties of accession and transfer acts were approved at these meetings.

In all the companies the procedure of repurchase of shares was carried out from insignificant part of shareholders who voted against incorporation.

The registers of shareholders of all reorganized companies were transferred to single registrar "CJSC "Registrar-Sviyaz".

On June 28, 2002 there was held annual general meeting of OJSC "Nizhegorodsviyazinform" shareholders, at this meeting the company got the new name – Open Joint Stock Company "VolgaTelecom". This new name is reflected in the new wording of the company's charter, approved at the shareholders general meeting (99.98% votes of shareholders).

In accordance with the program of managing legal, accounting and tax risks related to reorganization of companies of Povolzhskyi region, the affiliated companies were removed from tax registration, and correspondingly regional branches of OJSC "VolgaTelecom" were registered with tax authorities.

In August 2002 the employees of affiliated companies were notified on reorganization. Joint commissions were established for carrying out complete inventory of transferred property.

On October 25, 2002 Russia's FCSM registered the prospectus of securities issue.

On October 28, 2002 the Board of directors approved the structure of general directorate of incorporated company and phase-by-phase schedule of the company's formation.

On November 30, 2002 the affiliated companies were removed from unified state register of legal entities. CJSC "Registrar-Sviyaz" – the registrar of shareholders carried out the conversion of shares.

On January 24, 2003 Russia's FCSM registered the Reports on the results of the issuer's securities issue.

On March 26, 2003 there was held joint (extraordinary) general meeting of shareholders, at this meeting the Charter in a new wording was approved and internal company's documents were adopted, Mr. Lyulin V.F. was appointed as General director for the period of 2 years, new members of the Board of directors and the company's auditing committee were elected.

On April 10, 2003 at face-to-face session of the Board of directors the company's management board was formed, the board consisting of 21 persons.

Annex to item 45

The data on most important property of the issuer are provided below:

After reorganization OJSC "VolgaTelecom" property register includes 3466 objects. Among the affiliated companies, Kirov branch, for example, has 649 property objects, Orenburg branch – 542, Saratov branch – 425, Nizhny Novgorod branch – 335. In our opinion the most important property objects are buildings where the Company's branches are located and ATXs are installed.

№	Object's location	Targeted usage	Total area, square meters	Balance-sheet value, Thousand rubles
1.	Nizhny Novgorod city, Bolshaya Pokrovskaya str., 56	Post House	11316,6	19664,9
2.	Nizhny Novgorod city, Kovalikhinskaya str., 2a	ATX-19	3526,4	33371,0

3.	Kirov city, Drelevskogo str., 43/1	Production building	2762,8	1931,9
4.	Yoshkar-Ola city, Sovietskaya str.,138	ATX	1752,0	2970,6
5.	Saransk town, Bolshevistskaya str.,13	Production building	2502,3	9787,9
6.	Orenburg city, Volodarskogo str., 11	Administrative building	3230,2	4588,2
7.	Penza city, Kuprina str.,3	Post House	1451,8	1114,7
8.	Samara city, Krasnoarmeiskaya str., 17	Post House	7951,2	10169,6
9.	Saratov city, Kiseleva str., 40	Post House	6871,0	1165,3
10.	Izhevsk city, Pushkinskaya str., 278	ATX	11357,4	26285,9
11.	Ulyanovsk city, Tolstogo str., 95	Trunk automatic exchange	7050,39	25092,6
12.	Cheboksary town, Lenin avenue, 2	Post House	4470,3	4023,0

Annex to item 49

Data on building up and the use of the resources of reserve and other special funds of the issuer (thousand rubles).

Fund's name	***The amount by the report quarter end***	***The amount of receipts to the fund***	***The volume of resources spent from the fund during the report quarter***	***The purposes of resources use***
Reserve fund	72832	---	---	---
Social sphere fund	---	---	313	Transferred to undistributed profit of past years
Consumption fund	---	---	---	---

Accumulation fund	---	---	---	---

Annex to item 54

Financial investments

The Issuer does not have financial investments into RF government securities, into securities of RF subjects, into local government securities, bonds and other debt liabilities (apart from bills of exchange received in the amount specified above).

The investments into dependent companies, and also investments into equity stake, shares, shares of corporate stock of other organizations are provided in the table (see attached).

Investment name	Shares type	Quantity of securities	Face value of securities	Face value of investments by the report period end	Balance-sheet value of investments by the report period end
1	2	3	4	5	6
Investments to affiliated companies					
LLC "Radio-Resonance"	Equity stake and shares	-	-	-	4 284
TOTAL:					*4 284*
Investments to dependent companies					
CJSC "Ericcson sviyaz"	Ordinary	24	888,00	21 312	11 000
CJSC "Transsviyaz"	Ordinary	1 600	100,00	160 000	160 000
CJSC "Nizhny Novgorod radiotelephone"	Ordinary	5 000	10,00	50 000	50 000
CJSC "Nizhegorodtele-service"	Ordinary	120 000	10,00	1 200 000	1 191 426
CJSC "Nizhny Novgorod cellular communication"	Ordinary	50 000	216,294	10 814 700	10 814 700
TOTAL:					*12 227 126*
Investments to other organizations					
CJSC "SOTEL-NN"	Ordinary	200	100,00	20 000	20 000
CJSC "Rostelegraph"	Ordinary	80	100,00	8 000	8 000
CJSC "Starcom"	Ordinary	185	100,00	18 500	18 500
Non-government Pension Fund "Doverie"	Equity stake and shares	-	-	-	900 000
CJSC Bank "Onexim-Volga"	Ordinary	29 500 000	0,20	5 900 000	5 900 000
CJSC investment company NP St.Petersburg	Ordinary	2 664 573	1,00	2 664 573	2 664 573
LLC "First independent registrar"	Equity stake and shares	-	-	-	128 200
Center for research of telecommunications development problems	Equity stake and shares	-	-	-	1 000 000

LLC "Agency for protection of competitiveness of consumer rights – EKAD"	Ordinary	108	500,00	54 000	57 862
CJSC "RusLeasing Sviyaz"	Ordinary	1 423	1 000,00	1 423 000	1 424 000
Nizhny Novgorod Regional fund of training financial and management personnel	Equity stake and shares	-	-	-	2 000
All-Russia Joint Stock Company "Nizhny Novgorod fair"	Ordinary	4	5 000,00	20 000	20 000
LLC Processing Center "Union-Card N.Novgorod"	Equity stake and shares	-	-	-	191 281
CJSC "Radiocom"	Ordinary	4	50,00	200	200
LLC "Raduga-Poisk"	Equity stake and shares	-	-	-	226 954
LLC CPC "NN-Rossviyazinform"	Equity stake and shares	-	-	-	250
"Nizhny Novgorod regional center Myza"	Ordinary	13000000	0,1	1 300 000	1 300 000
TOTAL:					***13 861 820***
Granted loans					
TOTAL:					
Financial investments					
LLC "Nizhegorodstroi"					2 381 326
TOTAL:					***2 381 326***
TOTAL:					**28474556**

The information on financial investments of affiliated companies will be provided in the reporting for quarter II of year 2003.

The Issuer does not have financial investments into organizations which are liquidated, recognized bankrupt as per the procedure established by RF legislation.

No investments in any organizations make up 10 and more per cent of the issuer's assets on the date of the report quarter end.

APPROVED
By the Board of directors of OJSC "VolgaTelecom"
The minutes № 5 of 12.08.2003

Deputy Chairman of the Board of Directors V.F.Lyulin
(Signature)
L.S.



THE QUARTERLY REPORT

OF THE ISSUER OF ISSUE SECURITIES

For: Quarter II of 2003

Open joint-stock company "VolgaTelecom"

Code of the Issuer: 00137-A

Location: Russian Federation, Nizhny Novgorod, M. Gorky sq., Post House

Mail address: 603000, Russian Federation, Nizhny Novgorod, M. Gorky sq., Post House

The information contained in the present quarterly report, is subject to disclosing according to the legislation of Russian Federation on securities

General director V.F.Lyulin
(Signature)

Chief accountant N.I.Popkov
(Signature)

12.08.2003

(L.S.)

The contact person: ***Mironova Elena Petrovna***
Leading expert on securities
Phone: ***(8312) 34 22 10*** Fax: ***(8312) 30 67 68***
E-mail address: ***tn@sinn.ru***

A. Issuer Data

9. Full name of the Issuer.

Открытое акционерное общество "ВолгаТелеком"
Open Joint Stock Company " VolgaTelecom"

10. Abbreviated name.

ОАО "ВолгаТелеком"
OJSC " VolgaTelecom "

11. Information on changes in the name and form of incorporation of the issuer.

Open joint-stock company "Svyazinform" of Nizhny Novgorod Region
OJSC "Nizhegorodsvyazinform"
Introduced:***12.08.1996***

Open joint-stock company "Svyazinform" of Nizhny Novgorod Region
Open Company " Nizhegorodsvyazinform "
Introduced:***15.12.1993***

The state enterprise of telecommunication and computer science "Rossvyazinform" of Nizhny Novgorod Region
GPSI "Rossvyazinform"
Introduced:***1.04.1991***

Current Name Introduced: *28.06.2002*

12. Information on the state registration of the issuer and his licenses.

Date of the state registration of the issuer: ***15.12.1993***
Number of the certificate of the state registration (other document confirming the state registration of the issuer): ***448***
The state registration body: ***Administration of the city of Nizhny Novgorod***

Licenses:
Number: ***Б 325542 № 523***
Issue date: ***6.12.2002***
Validity term: ***till 9.12.2007***
The licensing body: ***Department of the Federal Security Service of Russia in Nizhny Novgorod Region***
Activities: ***realization of works with use of the information making the state secret***

Number: ***Б 325543 № 524***
Issue date: ***9.12.2002***
Validity term: ***till 9.12.2007***
The licensing body: ***Department of the Federal Security Service of Russia in Nizhny Novgorod Region***
Activities: ***realization of actions and (or) rendering of services in the field of protection of the state secret***

Number: ***Д 309529 № ГС-4-52-02-22-0-5260901817-001732-1***

Issue date: ***19.09.2002***

Validity term: ***till 20.09.2007***

The licensing body: ***The state committee of the Russian Federation on construction and municipal housing complex***

Activities: ***realization of activity on construction of buildings and constructions of I and II levels of responsibility in accordance to the state standard***

Number: ***Д 280930 № ГС-4-52-02-22-0-5260901817-001771-1***

Issue date: ***3.10.2002***

Validity term: ***till 4.10.2007***

The licensing body: ***The state committee of the Russian Federation on construction and municipal housing complex***

Activities: ***realization of activity on construction of buildings and constructions of I and II levels of responsibility in accordance to the state standard***

Number: ***A 022746 № 23243***

Issue date: ***14.11.2002***

Validity term: ***till 14.11.2007***

The licensing body: ***The ministry of the Russian Federation of telecommunication and informations***

Activities: ***providing cable telecommunication services***

Number: ***A 022633 № 23240***

Issue date: ***1.08.2002***

Validity term: ***till 1.08.2007***

The licensing body: ***The ministry of the Russian Federation of telecommunication and informations***

Activities: ***providing telematic services***

Number: ***A 022744 № 23241***

Issue date: ***1.08.2002***

Validity term: ***till 1.08.2007***

The licensing body: ***The ministry of the Russian Federation of telecommunication and informations***

Activities: ***providing data transfer services***

Number: ***A 022745 № 23242***

Issue date: ***14.11.2002***

Validity term: ***till 1.02.2006***

The licensing body: ***The ministry of the Russian Federation of telecommunication and informations***

Activities: ***providing cellular radio telephone telecommunication services in the range of 450 MHz***

Number: ***A 022747 № 23244***

Issue date: ***28.11.2002***

Validity term: ***till 17.03.2010***

The licensing body: ***The ministry of the Russian Federation of telecommunication and informations***

Activities: ***providing cellular radio telephone telecommunication services in the range of 900 MHz***

Number: *A 022748 № 23245*
Issue date: ***4.10.2002***
Validity term: ***till 4.10.2012***
The licensing body: ***The ministry of the Russian Federation of telecommunication and informations***
Activities: ***providing local and intrazonal telecommunication services***

Number: *A 022749 № 23246*
Issue date: ***12.09.2002***
Validity term: ***till 12.09.2007***
The licensing body: ***The ministry of the Russian Federation of telecommunication and informations***
Activities: ***communication channels leasing***

Number: *A 023240 № 23721*
Issue date: ***12.09.2002***
Validity term: ***till 12.09.2007***
The licensing body: ***The ministry of the Russian Federation of telecommunication and informations***
Activities: ***services of sound programs relay over wire broadcast network***

Number: *A 016817 № 17571*
Issue date: ***15.03.2001***
Validity term: ***till 15.03.2006***
The licensing body: ***The ministry of the Russian Federation of telecommunication and informations***
Activities: ***sound programs radio relay services***

Number: *A 013502 № 14461*
Issue date: ***31.10.2002***
Validity term: ***till 9.03.2005***
The licensing body: ***The ministry of the Russian Federation of telecommunication and informations***
Activities: ***cable TV network television programs broadcasting services***

Number: *A 011617 № 12282*
Issue date: ***31.10.2002***
Validity term: ***till 24.06.2004***
The licensing body: ***The ministry of the Russian Federation of telecommunication and informations***
Activities: ***air broadcasting of TV and sound programs and transfer of additional information services***

Number: *A 008741 № 9648*
Issue date: ***31.10.2002***
Validity term: ***till 11.07.2003***
The licensing body: ***The ministry of the Russian Federation of telecommunication and informations***
Activities: ***cable TV network television programs broadcasting services***

Number: *A 015548 № 16383*
Issue date: ***31.10.2002***
Validity term: ***till 17.10.2005***
The licensing body: ***The ministry of the Russian Federation of telecommunication and informations***
Activities: ***television programs air broadcasting services***

Number: *A 016609 № 17234*
Issue date: ***31.10.2002***
Validity term: ***till 25.01.2006***
The licensing body: ***The ministry of the Russian Federation of telecommunication and informations***
Activities: ***cable TV network television programs broadcasting services***

Number: *A 020214 № 20830*
Issue date: ***31.10.2002***
Validity term: ***till 18.01.2007***
The licensing body: ***The ministry of the Russian Federation of telecommunication and informations***
Activities: ***cable TV network television programs broadcasting services***

Number: *A 011203 № 11917*
Issue date: ***31.10.2002***
Validity term: ***till 8.04.2004***
The licensing body: ***The ministry of the Russian Federation of telecommunication and informations***
Activities: ***services of personal radio call with channeling of VHF in FM network***

Number: *A 022760 № 23257*
Issue date: ***31.10.2002***
Validity term: ***till 1.08.2005***
The licensing body: ***The ministry of the Russian Federation of telecommunication and informations***
Activities: ***television and sound programs air broadcasting services***

Number: *A 014514 № 15426*
Issue date: ***31.10.2002***
Validity term: ***till 19.05.2005***
The licensing body: ***The ministry of the Russian Federation of telecommunication and informations***
Activities: ***sound programs radio relay services***

Number: *A 022767 № 23264*
Issue date: ***31.10.2002***
Validity term: ***till 20.05.2007***
The licensing body: ***The ministry of the Russian Federation of telecommunication and informations***
Activities: ***television programs air broadcasting services***

Number: *A 023934 № 24345*
Issue date: *28.11.2002*
Validity term: *till 28.11.2007*
The licensing body: ***The ministry of the Russian Federation of telecommunication and informations***
Activities: ***providing local, Inter-city and international telecommunication services***

Number: *A 013635 № 14602*
Issue date: *22.03.2001*
Validity term: *till 9.03.2005*
The licensing body: ***The ministry of the Russian Federation of telecommunication and informations***
Activities: ***cable TV network television programs broadcasting services***

Number: *A 019339 № 19983*
Issue date: *8.11.2001*
Validity term: *till 8.11.2006*
The licensing body: ***The ministry of the Russian Federation of telecommunication and informations***
Activities: ***sound programs radio relay services***

Number: *A 023932 № 24343*
Issue date: *28.11.2002*
Validity term: *till 28.11.2005*
The licensing body: ***The ministry of the Russian Federation of telecommunication and informations***
Activities: ***vehicular radiotelephone communication services***

Number: *A 023933 № 24344*
Issue date: *28.11.2002*
Validity term: *till 28.11.2005*
The licensing body: ***The ministry of the Russian Federation of telecommunication and informations***
Activities: ***personal radio call services***

Number: *Г 793689 № M147*
Issue date: *3.04.2003*
Validity term: *till 3.04.2008*
The licensing body: ***Licensing chamber of Nizhny Novgorod Region***
Activities: ***realization of medicinal activity***

Number: *A 025025 № 25357*
Issue date: *14.03.2003*
Validity term: *till 14.03.2006*
The licensing body: ***The ministry of the Russian Federation of telecommunication and informations***
Activities: ***TV programs air broadcasting services***

Number: *A 025047 № 25379*
Issue date: *14.03.2003*

Validity term: *till 14.03.2006*
The licensing body: ***The ministry of the Russian Federation of telecommunication and informations***
Activity: ***the services of TV and sound programs broadcasting over cable TV network***

Number: *A 026298 № 26974*
Issue date: *23.05.2003*
Validity term: *till 23.05.2006*
The licensing body: ***The ministry of the Russian Federation of telecommunication and informations***
Activities: ***the services of TV and sound programs broadcasting over cable TV network***

13. The tax payer identification number.

5260901817

14. The issuer's activity sector.

SIC codes:
52300

15. Location, mail address of the issuer and contact phones.

Location: ***The Russian Federation, Nizhny Novgorod, M. Gorky sq., Post House***
Mail address: ***603000, The Russian Federation, Nizhny Novgorod, M. Gorky sq., Post House***
Phone: *(8312) 33 20 47* Fax: *(8312) 30 67 68*
E-mail address: *tn@sinn.ru*

16. Information on the auditor of the issuer.

Name: ***Closed joint-stock company "Ernest and Young Vneshaudit"***
Location: ***Tthe Russian Federation, Moscow, Podsosenskiy per., 20/12, bld. 1-1A***
Taxpayer ID number: *7701006684*
Mail address: ***103062, The Russian Federation, Moscow, Podsosenskiy per., 20/12, bld. 1-1A***
Phone: *(8 095) 705 92 92* Fax: *(8 095) 705 92 93*
E-mail address: *natalia.klimenkova@ru.eyi.com*

Information on the license of the auditor:
License number: *E003246*
Issue date: *17.01.2003*
Validity term: *till 18.01.2008*
The licensing body: ***The Ministry of Finance of the Russian Federation***

17. Information on the organizations which are accounting the rights to securities of the issuer.

Registrar:
Name: ***Closed joint-stock company "Registrar - Svyaz "***
Location: ***The Russian Federation, Moscow, Bolshaya Olenya str. 15 A***
Mail address: ***107078, The Russian Federation, Moscow, Kalanchevskaya str., 15 a, P.O.Box 45***
Phone: *(095) 933 42 21* Fax: *(095) 933 42 21*
E-mail address: *regsw@asvt.ru*

The license:

License number: *10 - 000 - 1 - 00258*

Issue date: *1.10.2002*

Validity term: *it is not established*

The licensing body: *FEDERAL COMMISSION FOR THE SECURITIES MARKET OF RUSSIAN FEDERATION*

The date since which the keeping of the registry of registered securities of the issuer is carried out by the specified registrar: *18.02.2002*

The centralized storage of the issuer's securities during the accounting quarter was not used

18. The issuer's depositary.

no Depositary

19. Participants of the issuer.

Total amount of stockholders (participants): *34 661*

The stockholders (participants) owning at least 5 percent of the charter capital of the issuer:

19.1 Name: ***Open joint-stock company "Telecommunication Investment Company"***
Location: ***Russian Federation, Moscow, Plyuschikha str., 55, bld. 2***
Mail address: ***119121, Russian Federation, Moscow, Plyuschikha str., 55, bld. 2***
Equity stake in charter capital of the issuer: *38.0035 %*
The stockholders (participants) owning at least 25 percent of the charter capital of the stockholder (participant) of the issuer:

19.1.1 Name: ***the Ministry of property relations of the Russian Federation***
Location: ***Russian Federation, Moscow, Nikolsky per., 9***
Mail address: ***103865, the Russian Federation, Moscow, Nikolsky per., 9***
Equity stake in charter capital of the stockholder (participant) of the issuer: *50 % + 1*

19.1.2 Name: ***Mustcom Limited***
Location: ***3 Themistoklis Dervis Street CY-1066 Nicosia, Cyprus***
Mail address: ***102000, Moscow, Dmitrovskiy per., 9***
Equity stake in charter capital of the stockholder (participant) of the issuer: *25 % + 1*

19.2 Name: ***"ING BANK (EURASIA) ZAO" (CLOSED JOINT-STOCK COMPANY)***
Location: ***Russian Federation, Moscow, Krasnaya Presnya, 31***
Mail address: ***123022, Russian Federation, Moscow, Krasnaya Presnya, 31***
Equity stake in charter capital of the issuer: *18.7303 % (the nominal holder)*
The stockholders (participants) owning at least 25 percent of the charter capital of the stockholder (participant) of the issuer:

19.3 Name: ***Closed joint-stock company "Depository clearing company"***
Location: ***Russian Federation, Moscow, 1-st Tverskaya Yamskaya, 13***
Mail address: ***103064, Moscow, Staraya Basmannaya str., 14/2, bld. 4***
Equity stake in charter capital of the issuer: *9.7127 % (the nominal holder)*
The stockholders (participants) owning at least 25 percent of the charter capital of the stockholder (participant) of the issuer:

20. Management structure of the issuer.

The general meeting of stockholders,
The board of directors,
The general director (sole executive of the issuer),
Management board (joined executive agency of the issuer)

The competence of the general meeting of stockholders (participants) of the issuer according to its charter (constituent documents):

The general meeting of stockholders is the supreme body of management of the Company.

The following issues (item 12.2-12.3 of the Charter) concern the competence of the general meeting of stockholders

1) Amendments and additions to the present Charter or Approval of the Charter of the Company in a new wording (except for the cases stipulated by the Federal law "On joint-stock companies"), resolutions on which are adopted by a majority of at least three quarters of votes of stockholders - the owners of voting shares of the Company participating in the meeting;
2) Reorganization of the Company, the resolution on which is approved by a majority of at least three quarters of votes of stockholders - the owners of voting shares of the Company participating in the meeting;
3) Liquidation of the Company, appointment of the liquidating commission and approval of intermediate and final liquidating balances, resolutions on which are approved by a majority of at least three quarters of votes of stockholders - the owners of voting shares of the Company participating in the meeting;
4) Election of members of the Board of directors, carried out by a cumulative voting;
5) The prescheduled termination of powers of members of the Board of directors, the resolution on which is approved by majority of votes of stockholders - owners of the voting shares participating in the meeting;
6) Definition of the amount, face value, category (type) of declared shares of the Company and the rights given by these shares, resolutions on which are approved by a majority of at least three quarters of votes of stockholders - the owners of voting shares of the Company participating in the meeting;
7) increase of the charter capital of the Company by increase of face value of shares, the resolution on which is approved by majority of votes of stockholders - the owners of voting shares of the Company participating in the meeting;
8) increase of the charter capital of the Company by placement of additional shares by public offering in case if the amount of additionally placed shares makes more than 25 percent of the common stock placed earlier by the Company, the resolution on which is approved by a majority of at least three quarters of votes of stockholders - the owners of voting shares of the Company participating in the meeting;
9) increase of the charter capital of the Company by placement of additional shares by private offering, the resolution on which is approved by a majority of at least three quarters of votes of stockholders - the owners of voting shares of the Company participating in the meeting;
10) decrease of the charter capital of the Company by decreasing the face value of shares by the Company's purchasing a part of shares to reduce their total amount, and also by redemption of the shares acquired or purchased out by the Company, the resolution on which is approved by a majority of votes of stockholders – the owners of voting shares of the Company participating in the meeting;
11) election of members of the Audit committee of the Company and a prescheduled termination of powers, resolutions on which are approved by majority of stockholders - the owners of voting shares of the Company participating in the meeting;
12) approval of the auditor of the Company, the resolution on which is approved by majority of votes of stockholders - the owners of voting shares of the Company participating in the meeting;
13) approval of annual reports, annual accounting of the Company, including profit and loss statements (accounts of profits and losses) of the Company, and also distribution of the profit, including payment (declaration) of dividends, and losses of the Company by results of the fiscal year, resolutions on which are approved by majority of stockholders - the owners of voting shares of the Company participating in the meeting;
14) definition of the due procedure of conducting the General meeting of stockholders of the

Company, the resolution on which is approved by the majority of votes of stockholders - the owners of voting shares of the Company participating in the meeting;
15) splitting and consolidation of shares, resolutions on which are approved by the majority of stockholders - the owners of voting shares of the Company participating in the meeting;
16) adoption of a decision on approval of transactions in fulfillment of which there is an interested party, the resolution on which is adopted in cases and in the procedure, stipulated by article XI of the Federal law "On joint-stock companies";
17) adoption of a decision on approval of the large transactions connected to purchase, alienation or an opportunity of alienation by the Company directly or indirectly of property the cost of which makes more than 50 percent of the book value of assets of the company, defined according to its accounting as of the last accounting date, except for the transactions made during common economic activities of the Company, the transactions connected to placement by means of a subscription (realization) of common stocks of the Company, and also the transactions connected to placement of issued securities, convertible into common stock of the Company, the resolution on which is approved by the majority of three quarters of votes of stockholders - the owners of voting shares of the Company participating in the meeting;
18) adoption of a decision on participation in the holding companies, financial and industrial groups, associations and other associations of the commercial organizations, accepted by the majority of votes of stockholders - the owners of voting shares of the Company participating in the meeting;
19) approval of the internal documents regulating the activity of bodies of the Company, the resolution on which is approved by the majority of votes of stockholders - the owners of voting shares of the Company participating in the meeting;
20) placement by the Company of the bonds convertible into shares and of other issued securities, convertible into shares if the specified bonds (other issued securities) are placed by means of a closed subscription or by a public offering if the convertible bonds (other issue securities) offered by an open subscription can be converted into common stock of the Company making more than 25 percent of common stock placed earlier, the resolution on which is approved by the majority of at least three quarters of votes of stockholders - the owners of voting shares of the Company participating in the meeting;
21) adoption of a decision on compensation at the expense of the Company of expenditures on preparation and convocation of an extraordinary general meeting of stockholders of the Company in case if, in infringement of requests of the current legislation of the Russian Federation, the Board of directors did not approve the resolution on convocation of an extraordinary meeting and the mentioned assembly is called by other persons. The resolution is approved by the majority of votes of stockholders – the owners of voting shares of the Company participating in the meeting;
22) Exemption of the person who independently or together with affiliates acquired 30 percent or more of the placed common stock of the Company, from the duty of purchase of shares from other stockholders of the Company, the resolution on which is approved by the majority of votes of stockholders – the owners of the voting shares participating in the meeting, except for votes with the shares, belonging to the specified person and his affiliates;
23) adoption of a decision on transfer of powers of the sole executive officer of the Company to the managing organization or to the manager, the resolution on which is approved by the majority of votes of stockholders - the owners of the voting shares participating in the meeting;
24) resolution of other issues stipulated by the Federal Law "On joint-stock companies" and the present Charter.

The general meeting of stockholders is entitled to make decisions on the issues stipulated by items 2, 7, 8, 9, 15 - 19, 23 of item 12.2 of the present Charter only upon a proposal of the Board of directors. In addition, other persons having according to the current legislation of the Russian Federation powers to make a proposal for the agenda of the annual or extraordinary general meeting of stockholders, have no right to demand the Board of directors to include the mentioned issues into the agenda of the assembly.

The general meeting of stockholders has no right to consider and make decision on issues which do not fall into its competence according to the Federal Law "On joint-stock companies".

The general meeting has no right to make decision on the issues not included in the agenda of the assembly, and also to change the agenda.

The competence of the board of directors (supervisory council) of the issuer according to the charter (constituent documents):

The board of directors - the joint management body of the Company which is carrying out the general operation management of the Company.

The board of directors of the Company is annually elected by the annual general meeting of stockholders in the amount of 11 persons by cumulative voting.

The following issues (item 13.4 of the Charter) fall into the competence of the Board of directors of the Company:
1) definition of priority directions of the Company's activity, including approval of annual budget, medium-term and long-term prospects budgets, strategy and programs of development of the Company, introduction of changes into the said documents, consideration of the results of their execution;
2) preliminary approval of operations falling out of the scope established by the Company's annual budget;
3) convocation of the annual and extraordinary general meetings of stockholders, except for the cases stipulated by item 8 of clause 55 of the Federal law "On joint-stock companies";
4) approval of the agenda of the general meeting of stockholders;
5) definition of date of drawing up the list of persons having the right to participate in the general meeting of stockholders, and otherissues related to the competence of the Board of directors of the Company according to rules of chapter VII of the Federal law "On joint-stock companies" and connected to preparation and carrying out of the general meeting of stockholders;
6) preliminary approval of the annual report of the Company;
7) increase in charter capital of the Company by placement of additional shares by the Company within the limits of amount of the declared shares determined by the present Charter, excluding the cases stipulated by sub-items 8,9 of item 12.2 of the present Charter;
8) placement of bonds and other issue securities by the Company in case if they are not convertible into shares of the Company on conditions of placement of the bonds and other issue securities;
9) placement of bonds convertible into shares and other issued securities convertible into shares by the Company if the specified bonds (other issued securities) are placed by public offering and, in addition, the convertible bonds (other issued securities) can be converted into common shares of the Company making 25 percent or less of common shares placed earlier;
10) definition of the price (monetary valuation) of property, the price of placement and the repayment of issue securities in the cases stipulated by the Federal law "On joint-stock companies";
11) approval of decisions on issue of securities, prospectuses of issue of securities, reports on results of issue of securities of the Company, quarterly reports of the Issuer on issue securities, reports on the results of the Company's shares acquisition for their repayment;
12) purchase of shares, bonds and other securities placed by the Company;
13) approval of the Registrar of the Company and provisions of the contract with it, and also making the decision on cancellation of the contract;
14) recommendations on the size of the dividend per share, the form and terms of its payments, approval of the internal document on the Company's shares dividend;
15) use of reserve fund and other funds of the Company;
16) control over application of internal control procedures;
17) recommendations on the size of compensations and indemnifications paid to members of Auditing commission of the Company, approval of provisions of the contract concluded with the Auditor, including the definition the size of payments for its services;
18) approval of the Provision on the Company's structural subdivision carrying out the functions of internal control, coordination of the candidates for the position of its head, and also consideration of other issues the decisions on which should be made by the Board of Directors in accordance with the Provision of the said subdivision;

19) approval of transactions connected to purchase, alienation or opportunity of alienation of property by the Company, directly or indirectly, which cost makes from 0,5 to 25 percent of balance cost of assets of the Company, determined according to its accounting for the last accounting date; except for transactions made during usual economic operation of the Society;
20) approval of transactions connected to purchase, alienation or an opportunity of alienation by the Company, directly or indirectly, of property the cost of which makes from 25 to 50 percent of balance value of assets of the Society, determined according to its accounting for the last accounting date, except for transactions made during usual economic activity of the Company, transactions connected to placement by underwriting(realization) of common shares of the Company, and transactions connected to placement of issue securities, convertible into common shares of the Company;
21) approval of transactions in fulfillment of which there is an interested party in the cases stipulated by chapter XI of the Federal law "On joint-stock companies";
22) coordination of the Company's organizational structure, including basic functions of the structural subdivisions;
23) Creation of branches, opening of representation offices, their liquidation, approval of their Regulations;
24) preliminary coordination of candidates for the position of the heads of branches and representation offices, and removing the heads of the said structural subdivisions from the post;
25) approval of annual budgets, strategies and development programs of the branches, introduction of changes into the said documents, consideration of the results of their execution;
26) appointment of the sole executive (General director), definition of the term of his powers, as well as early termination of his powers;
27) election (re-election) of the Chairman of the Board of directors of the Company and his deputy;
28) formation of joint executive body (Management board), definition of the term of its powers, as well as early termination of the powers of the Management board members;
29) coordination of holding dual posts in other organizations management bodies by the person, performing the functions of sole executive body of the Company, and by the Company's Management board members;
30) permission to the person, performing the functions of sole executive body to hold dual paid post in other organizations;
31) creation of standing or interim committees (to solve specific issues) of the Board of Directors, approval of their Regulations;
32) appointment to and removing from the post of the Company's Corporate secretary, approval of the staff of the Company's Corporate secretary;
33) approval of provisions of the contracts (additional agreements) concluded with the General director, with members of the Management board, heads of branches and representation offices, with the head of the Company's structural subdivision, performing the functions of internal control, with the Company's Corporate secretary, and also consideration of issues decisions on which should be adopted by the Board of directors in accordance with the specified contracts;
34) adoption of decisions on participation (entering as a participant, termination of participation, change of participation share) of the Company in other organizations, including by purchase, sale of shares, shares of other organizations, and also by additional contributions to the authorized capitals of these organizations;
35) adoption of decisions on the Company's participation in non-commercial organizations, excluding the cases stipulated by sub-item 18 of item 12.2 of the present Charter, by entering as a participant, termination of participation, making additional contributions (fees) related to the Company's participation in non-commercial organizations;
36) adoption of decisions on issues of the agenda of the general meetings of affiliated companies (the supreme management bodies of other organizations) in which the Company is the sole participant;
37) definition of interaction of the Company with the organizations in which the Company participates;
38) approval of internal document related to the issues of the Company's information disclosure;
39) approval of other documents, in addition to the Company's internal documents stipulated in item 13.4 of the present Charter, regulating the issues attributed to the competence of the Company's Board of directors, for the exception of internal documents the approval of which is

defined by the Company's Charter to the competence of the general meeting of the stockholders and to the Company's executive bodies;
40) other issues stipulated by the Federal law " On joint-stock companies " and the present Charter.

The issues attributed to the competence of the Board of directors of the Company, cannot be transferred for adopting a decision to the joint or to the sole executive body of the Company.

The competence of the sole and joint executive bodies of the issuer according to its charter (constituent documents):

The general director is a sole executive who is carrying out the management of the current activity of the Company. The general director is appointed by the Compamy's Board of directors.
(item 15.1 of the Charter)

The general director makes decisions on the issues not attributed by the present Charter to the competence of the general meeting of stockholders, the Board of directors or the Management board of the Company.

The general director carries out functions of the Chairman of the Management board of the Company.

The general director acts on behalf of the Company without the power of attorney, represents its interests, concludes transactions on behalf of the Company, approves the staff, issues orders, regulations gives instructions obligatory for execution by all workers of the Company.
The rights, duties, the size of remuneration of labor and the responsibility of the General director are defined by the contract concluded by him with the Company. The contract is signed by the Chairman of the Board of directors of the Company on behalf of the Company.

The Company's Board of directors has the right at any time to adopt a decision on early termination of the Company's general director powers and on cancellation of the contract with him.

The Management board is the joint executive agency organizing the performance of decisions of the general meeting of stockholders and the Board of directors of the Company:

The quantitative and personal structure of the Management board is defined by the decision of the Board of directors of the Company upon the presentation of the General director, members of the Board of directors of the Company.

The following management issues of the current activity of the Company fall into the competence of the Management board of the Company (item 14.4 of the Charter):

1) development of proposals for basic trends of the Company's activity, including the drafts of annual budget, of budgets for interim and long-term prospect, of strategies and programs of the Company's development, of proposals for introducing changes to the said documents;
2)approval of internal control procedures;
3) defining personnel and social policy of the Company;
4)approval of the internal document, regulating general provisions of labor motivation, as well as consideration and adoption of the decision on concluding collective agreements and contracts;
5) preparation of materials and drafts of decisions on the issues subject to consideration at the general meeting of stockholders, at the Board of directors, and presentation of the materials to the committees of the Board of directors;
6) organizational and technical maintenance of activity of bodies of the Company;
7) defining technical, financial-economic and tariff policies of the Company and branches;
8) defining accounting policy, control over improvement of book-keeping and administrative accounting methods, as well as over implementation of accounting in accordance with the international accounting standards in the Company and branches
9) defining the methods of planning, budgeting and controlling of the Company and branches;
10) defining the policy of ensuring the security of the company and branches;
11) defining the procedure of vesting the branches with property and withdrawing the property

assigned to the branches;

12) defining quantitative composition and appointment of members of joint executive bodies of the branches, as well as early termination of their powers, approval of Regulations on joint executive body of a branch;

13) preliminary coordination of candidates for the post of heads deputies, chief accountants of the branches and representation offices, and removing the said persons from the post;

14) approval of provisions of contracts (additional agreements), concluded with the members of joint executive bodies of the branches, with the heads deputies, with the chief accountants of the branches and representation offices, as well as consideration of issues the decisions on which should be adopted by the Management board in accordance with the said contracts;

15) approval of quarterly budgets of the branches, introduction of changes to the said documents;

16) analysis of results of work of structural divisions of the Company, including separate ones, and preparation of instructions on perfection of their work obligatory for execution;

17) approval of internal documents regulating the issues falling into the competence of the Management board of the Company, except for the documents approved by the general meeting of stockholders and the Board of directors of the Company;

The Management board of the Company also has the right to make decisions on other issues of management of the current activity of the Company on initiative of the Board of directors or upon a proposal of the General director of the Company.

The procedure of convocation and carrying out the Board meetings, and also the procedure of adoption of decisions by the Management board, and also the procedure of remuneration payment to the Management board members are established by Regulations on the Management board of the Company approved by the general meeting of stockholders of the Company.

The rights, duties and responsibilities of members of the Management board are defined by the contract concluded by each of them with the Company. The contract on behalf of the Company is signed by the General director of the Company.

21. Members of the board of directors (the supervisory council) of the Issuer.

The Board of Directors

Chairman: ***Yurchenko Evgeny Valerievich***

Members of the Board of directors:

Grigorieva Alla Borisovna

Year of birth: ***1967***

Posts held during the last 5 years:

Period: ***1997 - 1998***

Organization: ***OJSC "Svyazinform" of Penza Region***

Activity: ***communication***

Post: ***member of the Board of directors***

Period: ***1997 - 1998***

Organization: ***OJSC "Amursvyaz"***

Activity: ***communication***

Post: ***member of the Board of directors***

Period: ***1998 – present time***

Organization: ***OJSC "VolgaTelecom"***

Activity: ***communication***

Post: ***member of the Board of directors***

Period: *1998 - 2000*
Organization: *OJSC "Ivtelecom"*
Activity: *communication*
Post: *member of the Board of directors*

Period: *1998 - 2002*
Organization: *OJSC "Sakhalinsvyaz"*
Activity: *communication*
Post: *member of the Board of directors*

Period: *1998 - 2002*
Organization: *OJSC "Elektrosvyaz" of Kaluga Region*
Activity: *communication*
Post: *Chairman of the Board of directors*

Period: *1998 - 2002*
Organization: *OJSC "UdmurtTelecom"*
Activity: *communication*
Post: *Chairman of the Board of directors*

Period: *1998 - 1999*
Organization: *OJSC "Svyazinvest"*
Activity: *communication*
Post: *deputy to the head of the department of block of shares management*

Period: *1999 – present time*
Organization: *OJSC "Svyazinvest"*
Activity: *communication*
Post: *deputy to the director – chief of the sector of representatives of Corporate Management Department*

Period: *1999 - 2000*
Organization: *OJSC "Karachayevo -CherkesskElektrosvyaz"*
Activity: *communication*
Post: *member of the Board of directors*

Period: *1999 – present time*
Organization: *OJSC "Uralsvyazinform" of Perm Region*
Activity: *communication*
Post: *member of the Board of directors*

Period: *1999 - 2000*
Organization: *OJSC "Svyazinform" of Penza Region*
Activity: *communication*
Post: *member of the Board of directors*

Period: *2000 - 2002*
Organization: *OJSC "Elektrosvyaz" of Rostov Region*
Activity: *communication*

Post: ***member of the Board of directors***

Period: ***2001 - 2002***
Organization: ***OJSC "Svyazinform" of Penza Region***
Activity: ***communication***
Post: ***member of the Board of directors***

Period: ***2001 - 2002***
Organization: ***OJSC "Elektrosvyaz" of the Republic of Adygeas***
Activity: ***communication***
Post: ***member of the Board of directors***

Period: ***2001 - 2002***
Organization: ***OJSC "Elektrosvyaz" of Ulyanovsk Region***
Activity: ***communication***
Post: ***member of the Board of directors***

Equity stake in charter capital of the Issuer: ***0.00061%***
Stake in affiliated/controlled companies of the Issuer:
none

Rewards paid in the report quarter:
This information is confidential

Lyulin Vladimir Fedorovich
Year of birth: ***1938***

Posts held during the last 5 years:
Period: ***1998 - 2003***
Organization: ***CJSC "Nizhegorodteleservis"***
Activity: ***communication***
Post: ***member of the Board of directors***

Period: ***1998 – present time***
Organization: ***CJSC "Nizhegorodpromstroybank"***
Activity: ***finances, credit***
Post: ***member of the Board of directors***

Period: ***1998 - present time***
Organization: ***CJSC "VolgaTelecom"***
Activity: ***communication***
Post: ***member of the Board of directors***

Period: ***1998 - 2001***
Organization: ***CJSC "TeleRoss – Nizhny Novgorod"***
Activity: ***communication***
Post: ***member of the Board of directors***

Period: ***1998 - 2001***

Organization: ***All-Russia CJSC "Nizhegorodskaya Yarmarka"***
Activity: ***culture and art (exhibitions)***
Post: ***member of the Board of directors***

Period: ***1998 – present time***
Organization: ***Non-state pension Fund "Doverie"***
Activity: ***provision of pensions***
Post: ***Chairman of the Fund's council***

Period: ***1998 - 2003***
Organization: ***CJSC "Nizhegorodskaya sotovaya svyaz"***
Activity: ***communication***
Post: ***member of the Board of directors***

Period: ***1998 - 2003***
Organization: ***CJSC "Transsvyaz"***
Activity: ***communication***
Post: ***member of the Board of directors***

Period: ***1998 - 2002***
Organization: ***CJSC "Ericsson svyaz"***
Activity: ***communication***
Post: ***member of the Board of directors***

Period: ***1998 – present time***
Organization: ***CJSC "Sotel – Nizhny Novgorod"***
Activity: ***communication***
Post: ***member of the Board of directors***

Period: ***1998 - 2003***
Organization: ***CJSC Commercial bank "ONEKSIM - VOLGA"***
Activity: ***finances, credit***
Post: ***member of the Bank's council***

Period: ***1998 – present time***
Organization: ***OJSC "VolgaTelecom"***
Activity: ***communication***
Post: ***General director***

Period: ***1998 - present time***
Organization: ***OJSC "VolgaTelecom"***
Activity: ***communication***
Post: ***member of the management board***

Period: ***1999 - present time***
Organization: ***CJSC "Nizhegorodskyi radiotelephone"***
Activity: ***communication***
Post: ***member of the Board of directors***

Period: ***2001 - 2002***
Organization: ***OJSC "Ulyanovskelektrosvyaz"***
Activity: ***communication***
Post: ***member of the Board of directors***

Period: ***2001 - 2002***
Organization: ***OJSC "Saratovelektrosvyaz"***
Activity: ***communication***
Post: ***member of the Board of directors***

Period: ***2001 – present time***
Organization: ***The union of manufacturers and consumers of communication equipment***
Activity: ***communication***
Post: ***member of the Board of directors***

Period: ***2001 – present time***
Organization: ***Non-commercial partnership "The center of investigation of telecommunication development problems"***
Activity: ***communication***
Post: ***member of the partnership council***

Period: ***2001 - 2002***
Organization: ***OJSC "Svyazinform" of Samara region***
Activity: ***communication***
Post: ***member of the Board of directors***

Period: ***2002 - 2002***
Organization: ***OJSC "Martelcom"***
Activity: ***communication***
Post: ***member of the Board of directors***

Period: ***2002 - 2002***
Organization: ***OJSC "Elektrosvyaz" of Orenburg region***
Activity: ***communication***
Post: ***member of the Board of directors***

Period: ***2002 – present time***
Organization: ***OJSC "National payphone network"***
Activity: ***communication***
Post: ***member of the Board of directors***

Period: ***2003 - present time***
Organization: ***CJSC "Nizhegorodskaya sotovaya svyaz"***
Activity: ***communication***
Post: ***Chairman of the Board of directors***

Equity stake in charter capital of the Issuer: ***0.18588%***
Stake in affiliated/controlled companies of the Issuer:
none

Rewards paid in the report quarter:
This information is confidential

Bobin Maxim Victorovich
Year of birth: ***1975***

Posts held during the last 5 years:
Period: ***1998 - 2000***
Organization: ***Moscow representation office of "NCH Advisors? Inc.."***
Activity: ***consulting***
Post: ***lawyer***

Period: ***2000 – present time***
Organization: ***Moscow representation office of "NCH Advisors? Inc."***
Activity: ***consulting***
Post: ***legal department head***

Period: ***2001 - present time***
Organization: ***OJSC "Abrasive factory "Ilyich"***
Activity: ***abrasive materials production***
Post: ***member of the Board of directors***

Period: ***2001 - 2003***
Organization: ***OJSC "Science and Production Association "Plastik"***
Activity: ***plastic items production***
Post: ***member of the Board of directors***

Period: ***2001 - 2002***
Organization: ***Moscow state institute of international relations (University) of the Ministry of Foreign Affairs of Russian Federation***
Activity: ***education***
Post: ***teacher at the chair of international law***

Period: ***2003 – present time***
Organization: ***OJSC "VolgaTelecom"***
Activity: ***communication***
Post: ***member of the Board of directors***

Period: ***2003 – present time***
Organization: ***OJSC "Sibirtelecom"***
Activity: ***communication***
Post: ***member of the Board of directors***

Equity stake in charter capital of the Issuer: ***none***
Stake in affiliated/controlled companies of the Issuer:
none

Rewards paid in the report quarter:

This information is confidential

Dudchenko Vladimir Vladimirovich
Year of birth: ***1973***

Posts held during the last 5 years:
Period: ***1997 - 2001***
Organization: ***Moscow representation office of "NCH Advisors? Inc.."***
Activity: ***consulting***
Post: ***consultant***

Period: ***2000 – present time***
Organization: ***OJSC "Vladimirenergo"***
Activity: ***power industry***
Post: ***member of the Board of directors***

Period: ***2001 - present time***
Organization: ***Moscow representation office of "NCH Advisors? Inc.."***
Activity: ***consulting***
Post: ***analitical department head***

Period: ***2002 - present time***
Organization: ***OJSC "Svyaz" of Komi Republic***
Activity: ***communication***
Post: ***member of the Board of directors***

Period: ***2002 - present time***
Organization: ***OJSC "Kirovenergo"***
Activity: ***power industry***
Post: ***member of the Board of directors***

Period: ***2002 - present time***
Organization: ***OJSC "Konakovskaya Waterpower station"***
Activity: ***power industry***
Post: ***member of the Board of directors***

Period: ***2003 - present time***
Organization: ***OJSC "VolgaTelecom"***
Activity: ***communication***
Post: ***member of the Board of directors***

Period: ***2003 - present time***
Organization: ***OJSC "Dalnevostochnaya communication company"***
Activity: ***communication***
Post: ***member of the Board of directors***

Equity stake in charter capital of the Issuer: ***none***
Stake in affiliated/controlled companies of the Issuer:
none

Rewards paid in the report quarter:
This information is confidential

Zabuzova Elena Victorovna
Year of birth: ***1950***

Posts held during the last 5 years:

Period: ***1998 - 2001***
Organization: ***RJSC "Unified Energy System of Russia"***
Activity: ***power industry***
Post: ***deputy to the chief of the Treasury***

Period: ***2001 - 2003***
Organization: ***OJSC "Svyazinvest"***
Activity: ***communication***
Post: ***deputy to the director of economic and tariff policy Department***

Period: ***2002 - 2003***
Organization: ***OJSC "Yuzhnaya telecommunication company"***
Activity: ***communication***
Post: ***member of the Board of directors***

Period: ***2002 - 2002***
Organization: ***OJSC "Elektrosvyaz of Rostov region"***
Activity: ***communication***
Post: ***member of the Board of directors***

Period: ***2002 - 2002***
Organization: ***OJSC "Smolensksvyazinform"***
Activity: ***communication***
Post: ***member of the Board of directors***

Period: ***2003 – present time***
Organization: ***OJSC "Sibirtelecom"***
Activity: ***communication***
Post: ***member of the Board of directors***

Period: ***2003 – present time***
Organization: ***OJSC "VolgaTelecom"***
Activity: ***communication***
Post: ***member of the Board of directors***

Period: ***2003 – present time***
Organization: ***OJSC "Svyazinvest"***
Activity: ***communication***
Post: ***director of economic planning and budgeting Department***

Equity stake in charter capital of the Issuer: ***none***
Stake in affiliated/controlled companies of the Issuer:
none

Rewards paid in the report quarter:
This information is confidential

Kozin Vladimir Vladimirovich
Year of birth: ***1970***

Posts held during the last 5 years:

Period: ***1998 - 1999***
Organization: ***OJSC "Belgorodskaya electricheskaya svyaz"***
Activity: ***communication***
Post: ***member of the Board of directors***

Period: ***1998 - 1999***
Organization: ***OJSC "Svyazinvest"***
Activity: ***communication***
Post: ***head of the sector for provision of property rights***

Period: ***1998 - 1999***
Organization: ***OJSC "Elektrosvyaz" of Chita region***
Activity: ***communication***
Post: ***member of the Board of directors***

Period: ***1998 - 2002***
Organization: ***OJSC "Artelecom" of Arkhangelsk region***
Activity: ***communication***
Post: ***Chairman of the Board of directors***

Period: ***1999 - 2000***
Organization: ***OJSC "Svyazinvest"***
Activity: ***communication***
Post: ***deputy to the department director – head of the section of management of assets of subordinate companies of the Department of direct investments and property of subordinate companies***

Period: ***1999 - 2000***
Organization: ***OJSC "Belgorodskaya elektricheskaya svyaz"***
Activity: ***communication***
Post: ***Chairman of the Board of directors***

Period: ***2000 - 2002***
Organization: ***OJSC "Elektrosvyaz" of the Republic of Kareliya***
Activity: ***communication***
Post: ***Chairman of the Board of directors***

Period: *2000 - 2001*
Organization: *OJSC "Svyazinvest"*
Activity: *communication*
Post: *head of the sector of direct investments and property*

Period: *2001 - 2003*
Organization: *OJSC "Svyazinvest"*
Activity: *communication*
Post: *deputy to the director - head of the sector of direct investments and property of the Department of corporate financing and direct investments*

Period: *2002 – present time*
Organization: *CJSC "Yeniseitelecom"*
Activity: *communication*
Post: *member of the Board of directors*

Period: *2002 - 2003*
Organization: *CJSC "Penza - Mobile"*
Activity: *communication*
Post: *member of the Board of directors*

Period: *2002 – present time*
Organization: *CJSC "Baikalvestcom"*
Activity: *leasing*
Post: *member of the Board of directors*

Period: *2002 - present time*
Organization: *CJSC "Ermak RMS"*
Activity: *communication*
Post: *member of the Board of directors*

Period: *2002 - present time*
Organization: *CJSC "Cellular telephone of Kuzbass GSM"*
Activity: *communication*
Post: *member of the Board of directors*

Period: *2002 - present time*
Organization: *CJSC "RusLeasingSvyaz"*
Activity: *leasing*
Post: *member of the Board of directors*

Period: *2002 - present time*
Organization: *CJSC "Chuvashiya - Mobile"*
Activity: *communication*
Post: *member of the Board of directors*

Period: *2002 - present time*
Organization: *OJSC "Uralsvyazinform"*

Activity: ***communication***
Post: ***member of the Board of directors***

Period: ***2003 – present time***
Organization: ***OJSC "VolgaTelecom"***
Activity: ***communication***
Post: ***member of the Board of directors***

Period: ***2003 – present time***
Organization: ***OJSC "Svyazinvest"***
Activity: ***communication***
Post: ***director of the department of direct investments and property***

Equity stake in charter capital of the Issuer: ***none***
Stake in affiliated/controlled companies of the Issuer:
none

Rewards paid in the report quarter:
This information is confidential

Romskiy Georgiy Alexeevich
Year of birth: ***1956***

Posts held during the last 5 years:
Period: ***1998 - 2000***
Organization: ***OJSC "St.Petersburg long-distance, international telephone"***
Activity: ***communication***
Post: ***technical director***

Period: ***2000 – present time***
Organization: ***OJSC "Svyazinvest"***
Activity: ***communication***
Post: ***deputy to the general director***

Period: ***2000 – present time***
Organization: ***OJSC "Svyazinvest"***
Activity: ***communication***
Post: ***member of the Management board***

Period: ***2001 - 2002***
Organization: ***OJSC "Central telegraph"***
Activity: ***communication***
Post: ***member of the Board of directors***

Period: ***2001 - present time***
Organization: ***OJSC "UTK"***
Activity: ***communication***
Post: ***member of the Board of directors***

Period: *2001 - 2002*
Organization: *OJSC "MGTS"*
Activity: *communication*
Post: *member of the Board of directors*

Period: *2001 - present time*
Organization: *OJSC "Giprosvyaz"*
Activity: *communication*
Post: *Chairman of the Board of directors*

Period: *2001 - 2001*
Organization: *OJSC "Uraltelecom"*
Activity: *communication*
Post: *member of the Board of directors*

Period: *2001 - 2002*
Organization: *OJSC "Elektosvyaz" of Kaliningrad region*
Activity: *communication*
Post: *member of the Board of directors*

Period: *2002 - present time*
Organization: *CJSC "Globus - Telecom"*
Activity: *communication*
Post: *member of the Board of directors*

Period: *2002 - 2003*
Organization: *OJSC "Sibirtelecom"*
Activity: *communication*
Post: *Chairman of the Board of directors*

Period: *2003 - present time*
Organization: *OJSC "VolgaTelecom"*
Activity: *communication*
Post: *member of the Board of directors*

Equity stake in charter capital of the Issuer: ***none***
Stake in affiliated/controlled companies of the Issuer:
none

Rewards paid in the report quarter:
This information is confidential

Savchenko Victor Dmitrievich
Year of birth: ***1960***

Post held during the last 5 years:

Period: *1998 - 2001*
Organization: *Ministry of Justice (Presidium of the Interrepublic Bar)*

Activity: *juristic*
Post: *attorney*

Period: *2002 – present time*
Organization: *OJSC "Svyazinvest"*
Activity: *communication*
Post: *director of the department of legal maintenance*

Period: *2002 - 2002*
Organization: *OJSC "Khantymansiyskokrtelecom"*
Activity: *communication*
Post: *member of the Board of directors*

Period: *2002 - present time*
Organization: *OJSC "Moscow city telephone network"*
Activity: *communication*
Post: *member of the Board of directors*

Period: *2003 - 2003*
Organization: *OJSC "CentrTelecom"*
Activity: *communication*
Post: *member of the Board of directors*

Period: *2003 - present time*
Organization: *OJSC "VolgaTelecom"*
Activity: *communication*
Post: *member of the Board of directors*

Equity stake in charter capital of the Issuer: *none*
Stake in affiliated/controlled companies of the Issuer:
none

Rewards paid in the report quarter:
This information is confidential

Fedorov Oleg Romanovich
Year of birth: *1968*

Posts held during the last 5 years:

Period: *1998 - 1999*
Organization: *CJSC "Moscow company of investments and innovations"*
Activity: *investments*
Post: *General director*

Period: *1999 - 2002*
Organization: *SPO NAUFOR*
Activity: *public association*
Post: *member of the Management board*

Period: ***1999 – present time***
Organization: ***Association for the investors rights protection***
Activity: ***public association***
Post: ***head of the group of independent directors with the Association***

Period: ***1999 - 2000***
Organization: ***SPO NAUFOR***
Activity: ***public association***
Post: ***head of the Department of the investors rights protection***

Period: ***2000 - 2002***
Organization: ***SPO NAUFOR***
Activity: ***public association***
Post: ***director of NAUFOR Consulting center***

Period: ***2000 - 2001***
Organization: ***SPO NAUFOR***
Activity: ***public association***
Post: ***head of the Department for infrastructure and competition at the share market***

Period: ***2002 – present time***
Organization: ***Association for the investors rights protection***
Activity: ***public association***
Post: ***deputy to the executive director***

Period: ***2002 - 2003***
Organization: ***OJSC "Kalugaenergo"***
Activity: ***power industry***
Post: ***member of the Board of directors***

Period: ***2002 - 2003***
Organization: ***OJSC "Astrakhanenergo"***
Activity: ***power industry***
Post: ***member of the Board of directors***

Period: ***2002 - 2003***
Organization: ***OJSC "Kurskenergo"***
Activity: ***power industry***
Post: ***member of the Board of directors***

Period: ***2002 - 2003***
Organization: ***OJSC "Sverdlovenergo"***
Activity: ***power industry***
Post: ***member of the Board of directors***

Period: ***2002 – present time***
Organization: ***OJSC "Omskenergo"***
Activity: ***power industry***

Post: ***member of the Board of directors***

Preriod: ***2002 – present time***
Organization: ***OJSC "Nizhnovenergo"***
Activity: ***power industry***
Post: ***member of the Board of directors***

Preriod: ***2003 - present time***
Organization: ***OJSC "Kubanenergo"***
Activity: ***power industry***
Post: ***member of the Board of directors***

Preriod: ***2003 - present time***
Organization: ***OJSC "VolgaTelecom"***
Activity: ***communication***
Post: ***member of the Board of directors***

Equity stake in charter capital of the Issuer: ***none***
Stake in affiliated/controlled companies of the Issuer:
none

Rewards paid in the report quarter:
This information is confidential

Chernogorodskyi Sergey Valerievich
Year of birth: ***1977***

Posts held during the last 5 years:

Period: ***1998 - 1999***
Organiztion: ***Investment Finance Company "Optimum - Finance"***
Activity: ***investments***
Post: ***analyst***

Period: ***1999 - 2000***
Organization: ***OJSC "Svyazinvest"***
Activity: ***communication***
Post: ***chief expert of the department of securities***

Period: ***1999 - 1999***
Organization: ***OJSC "Svyazinvest"***
Activity: ***communication***
Post: ***lead expert of the department of securities***

Period: ***2000 - 2001***
Organization: ***OJSC "Svyazinvest"***
Activity: ***communication***
Post: ***investors relations sector head***

Period: ***2000 - 2001***
Organization: ***OJSC "Elektrosvyaz" of Kaliningrad region***
Activity: ***communication***
Post: ***member of the Board of directors***

Period: ***2000 - 2001***
Organization: ***OJSC "Martelcom"***
Activity: ***communication***
Post: ***member of the Board of directors***

Period: ***2001 - 2002***
Organization: ***OJSC "Martelcom"***
Activity: ***communication***
Post: ***Chairman of the Board of directors***

Period: ***2001 – present time***
Organization: ***OJSC "Svyaz" of Komi Republic***
Activity: ***communication***
Post: ***member of the Board of directors***

Period: ***2002 - 2003***
Organization: ***OJSC "Svyazinvest"***
Activity: ***communication***
Post: ***deputy to the director of the Department of securities***

Period: ***2003 - present time***
Organization: ***OJSC "Lensvyaz"***
Activity: ***communication***
Post: ***member of the Board of directors***

Period: ***2003 - present time***
Organization: ***OJSC "VolgaTelecom"***
Activity: ***communication***
Post: ***member of the Board of directors***

Period: ***2003 - present time***
Organization: ***OJSC "Uralsvyazinform"***
Activity: ***communication***
Post: ***member of the Board of directors***

Period: ***2003 - present time***
Organization: ***OJSC "Svyazinvest"***
Activity: ***communication***
Post: ***director of the Department of stock capital***

Equity stake in charter capital of the Issuer: ***none***
Stake in affiliated/controlled companies of the Issuer:
none

Rewards paid in the report quarter:
This information is confidential

Yurchenko Evgenyi Valerievich
Year of birth: ***1968***

Posts held during the last 5 years:

Period: ***1998 - 2001***
Organization: ***CJSC Bank "MENATEP Saint-Petersburg"***
Activity: ***finances, credit***
Post: ***Manager of a branch***

Period: ***2001 - 2002***
Organization: ***OJSC Bank "MENATEP Saint-Petersburg"***
Activity: ***finances, credit***
Post: ***head of the regional center "South-West", vice-president***

Period: ***2002 - 2002***
Organization: ***OJSC Bank "MENATEP Saint-Petersburg"***
Activity: ***finances, credit***
Post: ***member of the Management board***

Period: ***2002 – present time***
Organization: ***OJSC "Svyazinvest"***
Activity: ***communication***
Post: ***deputy to the general director***

Period: ***2003 – present time***
Organization: ***OJSC "VolgaTelecom"***
Activity: ***communication***
Post: ***Chairman of the Board of directors***

Period: ***2003 – present time***
Organization: ***OJSC "Sibirtelecom"***
Activity: ***communication***
Post: ***memeber of the Board of directors***

Period: ***2003 - 2003***
Organization: ***OJSC "Rostelecom"***
Activity: ***communication***
Post: ***memeber of the Board of directors***

Period: ***2003 - 2003***
Organization: ***OJSC "Giprosvyaz"***
Activity: ***communication***
Post: ***member of the Board of directors***

Equity stake in charter capital of the Issuer: ***none***

Stake in affiliated/controlled companies of the Issuer:
none

Rewards paid in the report quarter:
This information is confidential

22. **Individual and joint management bodies of the issuer and the officials of the managing issuer.**

Sole executive, and also members of the joined executive agency of the issuer:
Arakcheyev Alexander Vasilievich
Year of birth: ***1938***

Posts held during the last 5 years:

Period: ***1998 - 2003***
Organization: ***OJSC "VolgaTelecom"***
Activity: ***telecommunications***
Post: ***Chief engineer***

Period: ***1998 - 1999***
Organization: ***OJSC "VolgaTelecom"***
Activity: ***telecommunications***
Post: ***member of the Board of directors***

Period: ***1998 – present time***
Organization: ***OJSC "VolgaTelecom"***
Activity: ***telecommunications***
Post: ***member of the Management board***

Period: ***2003 - present time***
Organization: ***OJSC "VolgaTelecom"***
Activity: ***telecommunications***
Post: ***first deputy to the general director (technical director)***

Equity stake in charter capital of the Issuer: ***0.06122%***
Stake in affiliated/controlled companies of the Issuer:
none

Rewards paid in the report quarter:
This information is confidential

Vystorop Vasily Petrovich
Year of birth: ***1949***

Posts held during the last 5 years:

Period: ***1998 - 1999***
Organization: ***military unit 41635 of Moscow military districts. N.Novgorod***

Activity: ***organization and operation of army telecommunications system***
Post: ***chief of army telecommunications forces***

Period: ***1999 - 2000***
Organization: ***OJSC "VolgaTelecom"***
Activity: ***telecommunications***
Post: ***chief of mobilization preparation and emergency situations department***

Period: ***2000 - present time***
Organization: ***OJSC "VolgaTelecom"***
Activity: ***telecommunications***
Post: ***deputy to the General director***

Period: ***2000 - present time***
Organization: ***OJSC "VolgaTelecom"***
Activity: ***telecommunications***
Post: ***member of the Management board***

Equity stake in charter capital of the Issuer: ***none***
Stake in affiliated/controlled companies of the Issuer:
none

Rewards paid in the report quarter:
This information is confidential

Grigorieva Lyubov Ivanovna
Year of birth: ***1953***

Posts held during the last 5 years:

Period: ***1998 - 2002***
Organization: ***LLC "First independent registrar"***
Activity: ***Information service***
Post: ***Chairman of the board of directors***

Period: ***1998 - 2001***
Organization: ***OJSC "Nizhniy Novgorod regional center "Myza"***
Activity: ***Operations with real estate, trade***
Post: ***member of the Board of directors***

Period: ***1998 – present time***
Organization: ***OJSC "VolgaTelecom"***
Activity: ***telecommunications***
Post: ***member of the Management board***

Period: ***1998 – present time***
Organization: ***OJSC "VolgaTelecom"***

Activity: ***telecommunications***
Post: ***deputy to the General director***

Period: ***1999 - 2003***
Organization: ***OJSC "VolgaTelecom"***
Activity: ***telecommunications***
Post: ***member of the Board of directors***

Period: ***2001 - 2002***
Organization: ***OJSC "Kirovelektrosvyaz"***
Activity: ***telecommunications***
Post: ***Member of the Board of directors***

Period: ***2001 - 2002***
Organization: ***OJSC "Udmurttelekom"***
Activity: ***telecommunications***
Post: ***Member of the Board of directors***

Period: ***2001 - 2002***
Organization: ***CJSC "RusLeasingSvyaz"***
Activity: ***leasing***
Post: ***Member of the Board of directors***

Period: ***2001 - 2002***
Organization: ***OJSC "Svyazinform" of Penza Region***
Activity: ***telecommunications***
Post: ***Member of the Board of directors***

Period: ***2002 - present time***
Organization: ***LLC "The First independent registrar"***
Activity: ***Information service***
Post: ***member of the Board of directors***

Period: ***2003 - present time***
Organization: ***CJSC "Nizhegorodskaya sotovaya svyaz"***
Activity: ***telecommunications***
Post: ***member of the Board of directors***

Period: ***2003 - present time***
Organization: ***CJSC "Orenburg - GSM"***
Activity: ***telecommunications***
Post: ***member of the Board of directors***

Period: ***2003 - present time***
Organization: ***CJSC "Saratov Mobile"***
Activity: ***telecommunications***
Post: ***member of the Board of directors***

Equity stake in charter capital of the issuer: ***0.01192%***

Stake in affiliated/controlled companies of the Issuer:
none

Rewards paid in the report quarter:
This information is confidential

Dyakonov Mikhail Vasilievich
Year of birth: ***1954***

Posts held during the last 5 years:

Period: ***1998 - 1999***
Organization: ***LLC "Svyazstroykom"***
Activity: ***telecommunications construction***
Post: ***director, technical director***

Period: ***1999 - present time***
Organization: ***OJSC "VolgaTelecom"***
Activity: ***telecommunications***
Post: ***member of the Management board***

Period: ***1999 - present time***
Organization: ***OJSC "VolgaTelecom"***
Activity: ***telecommunications***
Post: ***deputy to the General director***

Period: ***2001 - 2002***
Organization: ***OJSC "Svyazinform" of Republic of Mordovia***
Activity: ***telecommunications***
Post: ***member of the Board of directors***

Period: ***2001 - 2002***
Organization: ***OJSC "Svyazinform" of the Chuvash republic***
Activity: ***telecommunications***
Post: ***member of the Board of directors***

Equity stake in charter capital of the issuer: ***none***
Stake in affiliated/controlled companies of the Issuer:
none

Rewards paid in the report quarter:
This information is confidential

Lyulin Vladimir Fedorovich
Year of birth: ***1938***

Posts held during the last 5 years:

Period: ***1998 - 2003***
Organization: ***CJSC " Nizhegorodteleservice "***
Activity: ***telecommunications***
Post: ***Member of the Board of directors***

Period: ***1998 – present time***
Organization: ***CJSC "Nizhegorodpromstroybank"***
Activity: ***finance, credit***
Post: ***member of the Board of directors***

Period: ***1998 - 2003***
Organization: ***CJSC "Nizhegorodskaya sotovaya svyaz"***
Activity: ***telecommunications***
Post: ***member of the Board of directors***

Period: ***1998 - 2001***
Organization: ***CJSC "TeleRoss-Nizhniy Novgorod"***
Activity: ***telecommunications***
Post: ***member of the Board of directors***

Period: ***1998 - 2001***
Organization: ***All-Russia CJSC "Nizhegorodskaya Yarmarka"***
Activity: ***culture and art (exhibitions)***
Post: ***Member of the Board of directors***

Period: ***1998 – present time***
Organization: ***Non-state pension fund "Doveriye"***
Activity: ***provision of pensions***
Post: ***Chairman of the Fund's council***

Period: ***1998 - present time***
Organization: ***OJSC "VolgaTelecom"***
Activity: ***telecommunications***
Post: ***member of the Management board***

Period: ***1998 - 2003***
Organization: ***CJSC "Transsvyaz"***
Activity: ***telecommunications***
Post: ***member of the Board of directors***

Period: ***1998 - 2002***
Organization: ***CJSC "Ericsson svyaz"***
Activity: ***telecommunications***
Post: ***member of the Board of directors***

Period: ***1998 – present time***
Organization: ***CJSC "Sotel-Nizhniy Novgorod"***
Activity: ***telecommunications***
Post: ***member of the Board of directors***

Period: *1998 - 2003*
Organization: *CJSC Commercial bank "ONEXIM-VOLGA"*
Activity: *finance, credit*
Post: *member of the Bank's council*

Period: *1998 – present time*
Organization: *OJSC "VolgaTelecom"*
Activity: *telecommunications*
Post: *General director*

Period: *1998 – present time*
Organization: *OJSC "VolgaTelecom"*
Activity: *telecommunications*
Post: *member of the Board of directors*

Period: *1999 – present time*
Organization: *CJSC "Nizhniy Novgorod radio telephone"*
Activity: *telecommunications*
Post: *Member of the Board of directors*

Period: *2001 - present time*
Organization: *Union of manufacturers and consumers of telecommunications equipment*
Activity: *telecommunications*
Post: *member of the Board of directors*

Period: *2001 - 2002*
Organization: *OJSC "Saratovelektrosvyaz"*
Activity: *telecommunications*
Post: *member of the Board of directors*

Period: *2001 - 2002*
Organization: *OJSC "Svyazinform" of the Samara Region*
Activity: *telecommunications*
Post: *member of the Board of directors*

Period: *2001 - present time*
Organization: *Noncommercial partnership "Telecommunications development problems research center"*
Activity: *telecommunications*
Post: *member of the Council of the partnership*

Period: *2001 - 2002*
Organization: *OJSC "Ulyanovskelektrosvyaz"*
Activity: *telecommunications*
Post: *member of the Board of directors*

Period: *2002 - 2002*
Organization: *OJSC "Elektrosvyaz" of Orenburg Region*

Activity: ***telecommunications***
Post: ***member of the Board of directors***

Period: ***2002 - 2002***
Organization: ***OJSC " Martelcom "***
Activity: ***telecommunications***
Post: ***member of the Board of directors***

Period: ***2002 - present time***
Organization: ***OJSC "National payphone network"***
Activity: ***telecommunications***
Post: ***member of the Board of directors***

Period: ***2003 - present time***
Organization: ***CJSC "Nizhegorodskaya sotovaya svyaz"***
Activity: ***telecommunications***
Post: ***Chairman of the Board of directors***

Equity stake in charter capital of the issuer: ***0.18588%***
Stake in affiliated/controlled companies of the Issuer:
none

Rewards paid in the report quarter:
This information is confidential

Evdokimov Oleg Lvovich
Year of birth: ***1963***

Posts held during the last 5 years:

Period: ***1998 - 2000***
Organization: ***OJSC "VolgaTelecom"***
Activity: ***telecommunications***
Post: ***lead engineer***

Period: ***2000 - 2003***
Organization: ***OJSC "VolgaTelecom"***
Activity: ***telecommunications***
Post: ***deputy to the General director***

Period: ***2003 – present time***
Organization: ***OJSC "VolgaTelecom"***
Activity: ***telecommunications***
Post: ***deputy to the General director (new and information technologies)***

Period: ***2003 – present time***
Organization: ***CJSC "Nizhegorodteleservice"***
Activity: ***telecommunications***
Post: ***member of the Board of directors***

Equity stake in charter capital of the issuer: ***0.00016%***
Stake in affiliated/controlled companies of the Issuer:
none

Rewards paid in the report quarter:
This information is confidential

Elkin Sergey Leonidovich
Year of birth: ***1949***

Posts held during the last 5 years:

Period: ***1998 - 2001***
Organization: ***OJSC "UdmurtTelecom"***
Activity: ***telecommunications***
Post: ***member of the Management board***

Period: ***1999 - 2001***
Organization: ***OJSC "UdmurtTelecom"***
Activity: ***telecommunications***
Post: ***first deputy to the General director***

Period: ***2001 - 2002***
Organization: ***OJSC "Svyazinform" of Samara region***
Activity: ***telecommunications***
Post: ***Chairman of the Management board***

Period: ***2001 - 2002***
Organization: ***OJSC "Svyazinform" of Samara region***
Activity: ***telecommunications***
Post: ***General director***

Period: ***2002 - 2002***
Organization: ***OJSC "VolgaTelecom"***
Activity: ***telecommunications***
Post: ***deputy to the General director – director of "Samaraelektrosvyaz" branch***

Period: ***2002 – present time***
Organization: ***OJSC "VolgaTelecom"***
Activity: ***telecommunications***
Post: ***deputy to the General director – director of Samara branch***

Period: ***2003 – present time***
Organization: ***OJSC "VolgaTelecom"***
Activity: ***telecommunications***
Post: ***member of the Management board***

Equity stake in charter capital of the issuer: ***0.04756%***

Stake in affiliated/controlled companies of the Issuer:
none

Rewards paid in the report quarter:
This information is confidential

Zinoviev Alexander Nikolaevich
Year of birth: ***1938***

Posts held during the last 5 years:

Period: ***1998 - 2002***
Organization: ***OJSC "Elektrosvyaz of Orenburg region"***
Activity: ***telecommunications***
Post: ***General director***

Period: ***2002 – present time***
Organization: ***OJSC "VolgaTelecom"***
Activity: ***telecommunications***
Post: ***deputy to the General director – director of Orenburg branch***

Period: ***2002 – present time***
Organization: ***CJSC "Orenburg - GSM"***
Activity: ***telecommunications***
Post: ***member of the Board of directors***

Period: ***2002 - 2002***
Organization: ***OJSC "VolgaTelecom"***
Activity: ***telecommunications***
Post: ***deputy to the General director – director of "Elektrosvyaz" branch of Orenburg region***

Period: ***2003 – present time***
Organization: ***OJSC "VolgaTelecom"***
Activity: ***telecommunications***
Post: ***member of the Management board***

Equity stake in charter capital of the issuer: ***0.07907%***
Stake in affiliated/controlled companies of the Issuer:
none

Rewards paid in the report quarter:
This information is confidential

Zaraiskyi Victor Yakovlevich
Year of birth: ***1949***

Posts held during the last 5 years:

Period: ***1998 – present time***

Organization: *CJSC "Chuvashiya Mobile"*
Activity: *telecommunications*
Post: *member of the Board of directors*

Period: *1998 - 2002*
Organization: *OJSC "Svyazinform" of Chuvash Republic*
Activity: *telecommunications*
Post: *General director*

Period: *2002 - 2002*
Organization: *OJSC "VolgaTelecom"*
Activity: *telecommunications*
Post: *deputy to the General director – director of "Svyazinform" branch of Chuvash Republic*

Period: *2002 – present time*
Organization: *OJSC "VolgaTelecom"*
Activity: *telecommunications*
Post: *deputy to the General director – director of the branch of Chuvash Republic*

Period: *2003 – present time*
Organization: *OJSC "VolgaTelecom"*
Activity: *telecommunications*
Post: *member of the Management board*

Equity stake in charter capital of the issuer: *0.00983%*
Stake in affiliated/controlled companies of the Issuer:
none

Rewards paid in the report quarter:
This information is confidential

Kirillov Alexander Ivanovich
Year of birth: *1956*

Posts held during the last 5 years:

Period: *1998 – present time*
Organization: *CJSC "Puls - Radio – Yioshkar-Ola"*
Activity: *radiobroadcasting*
Post: *Chairman of the Board of directors*

Period: *1998 - 2002*
Organization: *OJSC "Martelcom" of Maryi Al Republic*
Activity: *telecommunications*
Post: *General director*

Period: *2002 – present time*
Organization: *OJSC "VolgaTelecom"*
Activity: *telecommunications*

Post: ***deputy to the General director - director of the branch in Maryi Al Republic***

Period: *2002 - 2002*
Organization: ***OJSC "VolgaTelecom"***
Activity: ***telecommunications***
Post: ***deputy to the General director – director of "Martelcom" of Maryi Al Republic***

Period: ***2003 – present time***
Organization: ***OJSC "VolgaTelecom"***
Activity: ***telecommunications***
Post: ***member of the Management board***

Equity stake in charter capital of the issuer: ***0.06681%***
Stake in affiliated/controlled companies of the Issuer:
none

Rewards paid in the report quarter:
This information is confidential

Korolkov Oleg Animpadistovich
Year of birth: ***1941***

Posts held during the last 5 years:

Period: ***1998 – present time***
Organization: ***CJSC "Saratov system of cellular communication"***
Activity: ***telecommunications***
Post: ***member of the Board of directors***

Period: ***1998 - 2002***
Organization: ***OJSC "Saratovelektrosvyaz"***
Activity: ***telecommunications***
Post: ***General director***

Period: ***1999 - present time***
Organization: ***CJSC "Public Telephone Saratov"***
Activity: ***telecommunications***
Post: ***member of the Board of directors, Chairman of the Board of directors***

Period: *2002 - 2002*
Organization: ***OJSC "VolgaTelecom"***
Activity: ***telecommunications***
Post: ***deputy to the General director – director of "Saratovelektrosvyaz" branch***

Period: *2002 - present time*
Organization: ***OJSC "VolgaTelecom"***
Activity: ***telecommunications***
Post: ***deputy to the General director – director of Saratov branch***

Period: ***2003 - present time***
Organization: ***OJSC "VolgaTelecom"***
Activity: ***telecommunications***
Post: ***member of the Management board***

Equity stake in charter capital of the issuer: ***0.10259%***
Stake in affiliated/controlled companies of the Issuer:
none

Rewards paid in the report quarter:
This information is confidential

Karyukanov Anatolyi Sergeevich
Year of birth: ***1941***

Posts held during the last 5 years:

Period: ***1998 – present time***
Organization: ***CJSC "Ulyanovsk cellular communication"***
Activity: ***telecommunications***
Post: ***member of the Board of directors***

Period: ***1998 – present time***
Organization: ***CJSC "Ulyanovsk - GSM"***
Activity: ***telecommunications***
Post: ***member of the Board of directors, Chairman of the Board of directors***

Period: ***1998 - 2002***
Organization: ***OJSC "Ulyanovskelektrosvyaz "***
Activity: ***telecommunications***
Post: ***General director***

Period: ***2002 - present time***
Organization: ***OJSC "VolgaTelecom"***
Activity: ***telecommunications***
Post: ***deputy to the General director – director of Ulyanovsk branch***

Period: ***2003 - present time***
Organization: ***OJSC "VolgaTelecom"***
Activity: ***telecommunications***
Post: ***member of the Management board***

Equity stake in charter capital of the issuer: ***0.01805%***
Stake in affiliated/controlled companies of the Issuer:
none

Rewards paid in the report quarter:
This information is confidential

Kormilitsyna Lyudmila Alekseevna
Year of birth: ***1955***

Posts held during the last 5 years:

Period: ***1998 - 1999***
Organization: ***OJSC "Yamalelektrosvyaz"***
Activity: ***telecommunications***
Post: ***member of the Board of directors***

Period: ***1998 - 2000***
Organization: ***OJSC "Rostovelektrosvyaz"***
Activity: ***telecommunications***
Post: ***member of the Board of directors***

Period: ***1998 - 2000***
Organization: ***OJSC "Rostelecom"***
Activity: ***telecommunications***
Post: ***member of the Board of directors***

Period: ***1998 - 1999***
Organization: ***OJSC "Svyazinvest"***
Activity: ***telecommunications***
Post: ***chief expert of communication service***

Period: ***1999 - 2001***
Organization: ***OJSC " Svyazinvest "***
Activity: ***telecommunications***
Post: ***head of sector of communication Department***

Period: ***1999 - 2002***
Organization: ***OJSC " Yamalelektrosvyaz"***
Activity: ***telecommunications***
Post: ***Chairman of the Board of directors***

Period: ***2000 - 2002***
Organization: ***OJSC "Svyazinform" of Penza region***
Activity: ***telecommunications***
Post: ***Chairman of the Board of directors***

Period: ***2001 - present time***
Organization: ***OJSC " Svyazinvest "***
Activity: ***telecommunications***
Post: ***deputy to the director of communication Department***

Period: ***2003 - present time***
Organization: ***OJSC "VolgaTelecom"***
Activity: ***telecommunications***
Post: ***member of the Management board***

Period: *2003 - 2003*
Organization: ***OJSC "YuTK"***
Activity: ***telecommunications***
Post: ***member of the Management board***

Equity stake in charter capital of the issuer: ***none***
Stake in affiliated/controlled companies of the Issuer:
none

Rewards paid in the report quarter:
This information is confidential

Nazarov Victor Markovich
Year of birth: ***1944***

Posts held during the last 5 years:

Period: ***1998 - 2002***
Organization: ***OJSC "Svyazinform" of Penza region***
Activity: ***telecommunications***
Post: ***member of the Board of directors***

Period: ***1998 - 2002***
Organization: ***OJSC "Svyazinform" of Penza region***
Activity: ***telecommunications***
Post: ***Chairman of the Managenet board***

Period: ***1998 - 2002***
Organization: ***OJSC "Svyazinform" of Penza region***
Activity: ***telecommunications***
Post: ***General director***

Period: ***2002 - 2002***
Organization: ***OJSC "VolgaTelecom"***
Activity: ***telecommunications***
Post: ***deputy to the General director, director of Penza branch***

Period: ***2002 - present time***
Organization: ***OJSC "VolgaTelecom"***
Activity: ***telecommunications***
Post: ***deputy to the General director - director of Penza branch***

Period: ***2003 - present time***
Organization: ***OJSC "VolgaTelecom"***
Activity: ***telecommunications***
Post: ***member of the Management board***

Equity stake in charter capital of the issuer: ***0.05492%***

Stake in affiliated/controlled companies of the Issuer:
none

Rewards paid in the report quarter:
This information is confidential

Popovskyi Valeryi Petrovich
Year of birth: ***1941***

Posts held during the last 5 years:

Period: ***1998 - 2002***
Organization: ***OJSC "Kirovelektrosvyaz"***
Activity: ***telecommunications***
Post: ***Chairman of the Managenet board***

Period: ***1998 - 2002***
Organization: ***OJSC " Kirovelektrosvyaz "***
Activity: ***telecommunications***
Post: ***member of the Board of directors***

Period: ***1998 - 2000***
Organization: ***OJSC " Kirovelektrosvyaz "***
Activity: ***telecommunications***
Post: ***General director***

Period: ***2000 - 2002***
Organization: ***OJSC " Kirovelektrosvyaz "***
Activity: ***telecommunications***
Post: ***Manager***

Period: ***2002 - 2002***
Organization: ***OJSC "VolgaTelecom"***
Activity: ***telecommunications***
Post: ***deputy to the General director – director of " Kirovelektrosvyaz" branch***

Period: ***2002 - present time***
Organization: ***OJSC "VolgaTelecom"***
Activity: ***telecommunications***
Post: ***deputy to the General director – director of Kirov branch***

Period: ***2003 - present time***
Organization: ***OJSC "VolgaTelecom"***
Activity: ***telecommunications***
Post: ***member of the Management board***

Period: ***2003 - present time***
Organization: ***LLC "Vyatskaya cellular communication"***
Activity: ***telecommunications***

Post: ***member of the Board of directors***

Equity stake in charter capital of the issuer: ***0.01723%***
Stake in affiliated/controlled companies of the Issuer:
none

Rewards paid in the report quarter:
This information is confidential

Popkov Nikolai Ivanovich
Year of birth: ***1973***

Posts held during the last 5 years:

Period: ***1998 - 2000***
Organization: ***OJSC "Razvitie"***
Activity: ***investments***
Post: ***Chief accountant***

Period: ***2000 - 2001***
Organization: ***OJSC "VolgaTelecom"***
Activity: ***telecommunications***
Post: ***lead accountant of the accounts department***

Period: ***2001 - 2002***
Organization: ***OJSC "VolgaTelecom"***
Activity: ***telecommunications***
Post: ***deputy to the chief accountant of the main accounts department***

Period ***2002 - 2002***
Organization: ***OJSC "VolgaTelecom"***
Activity: ***telecommunications***
Post: ***first deputy to the chief accountant***

Period: ***2003 – present time***
Organization: ***OJSC "VolgaTelecom"***
Activity: ***telecommunications***
Post: ***Chief accountant of the General management***

Equity stake in charter capital of the issuer: ***none***
Stake in affiliated/controlled companies of the Issuer:
none

Rewards paid in the report quarter:
This information is confidential

Shubin Ivan Ivanovich
Year of birth: ***1942***

Posts held during the last 5 years:

Period: *1998 - 2002*
Organization: ***CJSC "Volzhskyi GSM"***
Activity: ***telecommunications***
Post: ***member of the Board of directors***

Period: ***1998 - present time***
Organization: ***OJSC "Joint Stock Commercial Bank "Mordovpromstroibank"***
Activity: ***finances, credit***
Post: ***member of the Board of directors***

Period: ***1998 - 2002***
Organization: ***OJSC "Svyazinform" of Mordoviya***
Activity: ***telecommunications***
Post: ***General director***

Period: ***1999 - 2002***
Organization: ***CJSC "TeleSvyazInform"***
Activity: ***telecommunications***
Post: ***member of the Board of directors***

Period: ***2002 - 2002***
Organization: ***OJSC "VolgaTelecom"***
Activity: ***telecommunications***
Post: ***deputy to the General director – director of "Svyazinform" of Mordoviya branch***

Period: ***2002 - present time***
Organization: ***OJSC "VolgaTelecom"***
Activity: ***telecommunications***
Post: ***deputy to the General director - director of the branch in the Republic of Mordoviya***

Equity stake in charter capital of the issuer: ***0.01864%***
Stake in affiliated/controlled companies of the Issuer:
none

Rewards paid in the report quarter:
This information is confidential

Shchukina Elvira Konstantinovna
Year of birth: ***1954***

Posts held during the last 5 years:

Period: ***1998 - 1998***
Organization: ***Committee for city's property management***
Activity: ***management***
Post: ***head of legal sector***

Period: ***1998 - 1999***
Organization: *Administration of the city of Nizhny Novgorod*
Activity: ***management***
Post: ***head of legal department of administration of the city of Nizhny Novgorod***

Period: ***1999 - 1999***
Organization: ***CJSC "Nizhegorodskaya real estate"***
Activity: ***operations with real estate***
Post: ***deputy to the director***

Period: ***1999 - 2001***
Organization: ***State Unitary Enterprise of Nizhny Novgorod Region "Nizhtekhinventarizatsiya"***
Activity: ***housing and communal services***
Post: ***head of legal department***

Period: ***2001 - 2002***
Organization: ***State Unitary Enterprise of Nizhny Novgorod Region " Nizhtekhinventarizatsiya"***
Activity: ***housing and communal services***
Post: ***head of the sector of legal provision***

Period: ***2002 - 2003***
Organization: ***OJSC "VolgaTelecom"***
Activity: ***telecommunications***
Post: ***head of legal sector***

Period: ***2003 – present time***
Organization: ***OJSC "VolgaTelecom"***
Activity: ***telecommunications***
Post: ***director of legal department***

Equity stake in charter capital of the issuer: ***none***
Stake in affiliated/controlled companies of the Issuer:
none

Rewards paid in the report quarter:
This information is confidential

Sipatova Taisiya Mikhailovna
Year of birth: ***1954***

Posts held during the last 5 years:

Period: ***1998 - 1998***
Organization: ***Department of finances of the Administration of Nizhny Novgorod region***
Activity: ***management***
Post: ***deputy to the Department director - head of the department of the region's budget implementation (treasury)***

Period: ***1998 - 2001***

Organization: *Department of finances of the Administration of Nizhny Novgorod region*
Activity: *management*
Post: *first deputy to the Department director*

Period: *2001 - 2002*
Organization: *Department of finances of the Administration of Nizhny Novgorod region*
Activity: *management*
Post: *acting director of the Department of finances*

Period: *2002 - 2002*
Organization: *OJSC "VolgaTelecom"*
Activity: *telecommunications*
Post: *head of treasury*

Period: *2002 - 2002*
Organization: *OJSC "VolgaTelecom"*
Activity: *telecommunications*
Post: *deputy to the General director*

Period: *2003 - present time*
Organization: *OJSC "VolgaTelecom"*
Activity: *telecommunications*
Post: *first deputy to the General director (economics and finances)*

Period: *2003 – present time*
Organization: *CJSC Joint Stock Commercial Bank "C - Bank"*
Activity: *finances, credit*
Post: *member of the Board of directors*

Equity stake in charter capital of the issuer: *none*
Stake in affiliated/controlled companies of the Issuer:
none

Rewards paid in the report quarter:
This information is confidential

Sklyarov Ivan Petrovich
Year of birth: *1948*

Posts held during the last 5 years:

Period: *1998 - 2001*
Organization: *Administration of Nizhny Novgorod region*
Activity: *management*
Post: *The Governor of Nizhny Novgorod region*

Period: *2001 - 2002*
Organization: *OJSC "VolgaTelecom"*
Activity: *telecommunications*

Post: ***deputy to the General director***

Period: ***2003 - present time***
Organization: ***OJSC "VolgaTelecom"***
Activity: ***telecommunications***
Post: ***deputy to the General director (marketing) (commercial director)***

Equity stake in charter capital of the issuer: ***0.00103%***
Stake in affiliated/controlled companies of the Issuer:
none

Rewards paid in the report quarter:
This information is confidential

Fomichev Sergey Mironovich
Year of birth: ***1939***

Posts held during the last 5 years:

Period: ***1998 - 2002***
Organization: ***OJSC "UdmurtTelecom"***
Activity: ***telecommunications***
Post: ***General director***

Period: ***2002 – present time***
Organization: ***OJSC "VolgaTelecom"***
Activity: ***telecommunications***
Post: ***deputy to the General director – director of the branch in Udmurt Republic***

Period: ***2002 - 2002***
Organization: ***OJSC "VolgaTelecom"***
Activity: ***telecommunications***
Post: ***deputy to the General director – director of " UdmurtTelecom" branch***

Period: ***2002 - present time***
Organization: ***CJSC Commercial Bank "C - BANK"***
Activity: ***finances, credit***
Post: ***member of the Board of directors***

Period: ***2003 - present time***
Organization: ***LLC "Udmurt cellular networks - 450"***
Activity: ***telecommunications***
Post: ***member of the Board of directors***

Period: ***2003 - present time***
Organization: ***OJSC "VolgaTelecom"***
Activity: ***telecommunications***
Post: ***member of the Management board***

Equity stake in charter capital of the issuer: ***0.00101%***

Stake in affiliated/controlled companies of the Issuer:
none

Rewards paid in the report quarter:
This information is confidential

The person acting as a sole executive of the issuer: ***Lyulin Vladimir Fedorovich***

23. Compensations paid to members of the Board of directors (supervisory council) and other officials of the issuer.

Total amount of compensations paid to all persons listed in items 21 and 22, for the accounting period:

Wages (Rub.).: ***8 952 340.84***

Bonus (Rub.): ***7 794 368.85***

Commission (Rub.).: ***0***

Other property grantings (Rub.).: ***50 451.25***

Total (Rub.).: ***16 797 160.94***

See also items 21 and 22

24. Information on legal persons in which the issuer is a participant.

Legal persons in which the issuer owns at least 5 percent of the charter capital:

Name: ***Closed joint-stock company "TeleSvyazinform"***
Location: ***Russian Federation, Saransk, Bolshevistskaya str., 13***
Mail address: ***430000, Russian Federation, Saransk, Bolshevistskaya str., 13***
Share of the issuer in the charter capital of the legal person: ***100 %***

Name: ***Limited Liability Company "Udmurt cellular networks - 450"***
Location: ***Russian Federation, Izhevsk, Pushkinskaya str., 206***
Mail address: ***426034, Russian Federation, Izhevsk, Pushkinskaya str., 206***
Share of the issuer in the charter capital of the legal person: ***100 %***

Name: ***Closed joint-stock company "Nizhny Novgorod cellular communication"***
Location: ***Russian Federation, Nizhny Novgorod, M.Gorky square, Post House***
Mail address: ***603000, Russian Federation, Nizhny Novgorod, M.Gorky square, Post House***
Share of the issuer in the charter capital of the legal person: ***100 %***

Name: ***Limited Liability Company "Vyatka - Page"***
Location: ***Russian Federation, Kirov (Reg.), Uralskaya street, 1***
Mail address: ***610017, Russian Federation, Kirov (Reg.), Oktyabrsky pr., 115***
Share of the issuer in the charter capital of the legal person: ***91 %***

Name: ***Closed joint-stock company "Digital telecommunications"***
Location: ***Russian Federation, Cheboksary, Gagarin str., 20 a***
Mail address: ***428000, Russian Federation, Cheboksary, Gagarin str., 20 a***
Share of the issuer in the charter capital of the legal person: ***81.25 %***

Name: ***non-state pension fund "Region - Svyaz"***
Location: ***Russian Federation, Izhevsk, Pushkinskaya street, 278***
Mail address: ***426008, the Russian Federation, Izhevsk, Pushkinskaya street, 278***
Share of the issuer in the charter capital of the legal person: ***75 %***

Name: ***Closed joint-stock company " Pulse - Radio Joshkar - Ola "***
Location: ***the Russian Federation, Yoshkar Ola, Sovetskaya street, 138***
Mail address: ***424000, Russian Federation, Yoshkar Ola, Sovetskaya street, 138***
Share of the issuer in the charter capital of the legal person: ***61 %***

Name: ***Limited Liability Company "Private security enterprise "ROS"***
Location: ***Russian Federation, Penza, Dzerzhinsky str., 30***
Mail address: ***440062, Russian Federation, Penza, Dzerzhinsky str., 30***
Share of the issuer in the charter capital of the legal person: ***60 %***

Name: ***Closed joint-stock company "Cellular communication of Mordovia"***
Location: ***Russian Federation, Saransk, Bolshevistskaya street, 13***
Mail address: ***430000, Russian Federation, Saransk, Kommunisticheskaya str., 52***
Share of the issuer in the charter capital of the legal person: ***60 %***

Name: ***Joint venture Limited Liability Company "Izhkom"***
Location: ***Russian Federation, Izhevsk, K.Marx str., 206***
Mail address: ***426057, Russian Federation, Izhevsk, K.Marx str., 206***
Share of the issuer in the charter capital of the legal person: ***51 %***

Name: ***Limited Liability Company "Radio-resonance"***
Location: ***Russian Federation. N.Novgorod, Oksky syezd, 8***
Mail address: ***603022, Russian Federation. N. Novgorod, Oksky syezd, 8***
Share of the issuer in the charter capital of the legal person: ***51 %***

Name: ***Limited Liability Company "Vyatka cellular communication"***
Location: ***Russian Federation, Kirov (Reg.), Uralskaya street, 1***
Mail address: ***Russian Federation, Kirov (Reg.), Vorovsky str., 119***
Share of the issuer in the charter capital of the legal person: ***51 %***

Name: ***Closed joint-stock company "Orenburg - GSM"***
Location: ***Russian Federation, Orenburg, pr. Avtomatiki, 8***
Mail address: ***460048, Russian Federation, Orenburg, pr. Avtomatiki, 8***
Share of the issuer in the charter capital of the legal person: ***51 %***

Name: ***Closed joint-stock company "Chery Page"***
Location: ***Russian Federation, Cheboksary, K.Ivanov str., 83***
Mail address: ***428018, Russian Federation, Cheboksary, K.Ivanov str., 83***
Share of the issuer in the charter capital of the legal person: ***50 %***

Name: ***Closed joint-stock company "People's Phone Saratov"***
Location: ***Russian Federation, Saratov, Kiselyov street, 40***
Mail address: ***410600, Russian Federation, Saratov, Kiselyov street, 40***
Share of the issuer in the charter capital of the legal person: ***50 % + 1***

Name: ***Closed joint-stock company "Saratov - Mobile"***
Location: ***Russian Federation, Saratov, Kiselyov street, 40***
Mail address: ***410004, Russian Federation, Saratov, Chernyshevsky str., 88, building 5***
Share of the issuer in the charter capital of the legal person: ***50 %***

Name: ***Closed joint-stock company "Nizhniy Novgorod radio telephone"***
Location: ***Russian Federation. N.Novgorod, Gorky sq., Post House***
Mail address: ***603000, the Russian Federation. N.Novgorod, Gorky sq., Post House***
Share of the issuer in the charter capital of the legal person: ***50 %***

Name: ***Closed joint-stock company "Ulyanovsk - GSM"***
Location: ***Russian Federation, Ulyanovsk, L.Tolstoy str., 60***
Mail address: ***432063, Russian Federation, Ulyanovsk, Goncharov str., 52***
Share of the issuer in the charter capital of the legal person: ***50 % + 1***

Name: ***The closed joint-stock company "Digital networks of Udmurtiya - 900"***
Location: ***Russian Federation, Izhevsk, Pushkinskaya street, 278***
Mail address: ***426003, the Russian Federation, Izhevsk, V.Sivkov str., 86***
Share of the issuer in the charter capital of the legal person: ***49 %***

Name: ***Open joint-stock company " Information commercial networks "OMRIKS"***
Location: ***Russian Federation, Orenburg, Tereshkova str., 10***
Mail address: ***460018, Russian Federation, Orenburg, Tereshkova str., 10***
Share of the issuer in the charter capital of the legal person: ***42.4 %***

Name: ***Closed joint-stock company " Commercial bank "C - Bank"***
Location: ***Russian Federation, Izhevsk, Lenin street, 6***
Mail address: ***426057, Russian Federation, Izhevsk, Lenin street, 6***
Share of the issuer in the charter capital of the legal person: ***41.7 %***

Name: ***Closed joint-stock company "Transsvyaz"***
Location: ***Russian Federation. N.Novgorod, Chaadayev street, 2***
Mail address: ***603950, Russian Federation. N.Novgorod, GSP - 1273. Gordeyevskaya streets, 5, room 306***
Share of the issuer in the charter capital of the legal person: ***40 %***

Name: ***Closed joint-stock company " Nizhegorodteleservice "***
Location: ***Russian Federation. N.Novgorod, M.Gorky sq., Post House***
Mail address: ***603107, Russian Federation. N.Novgorod, Zhukov sq., 3***
Share of the issuer in the charter capital of the legal person: ***40 %***

Name: ***Joint venture closed joint-stock company "MarPaging"***
Location: ***Russian Federation, Yoshkar Ola, Sovetskaya street, 138***
Mail address: ***424000, Russian Federation, Yoshkar Ola, Sovetskaya street, 138***
Share of the issuer in the charter capital of the legal person: ***40 %***

Name: ***Closed joint-stock company "Penza - Mobile"***
Location: ***Russian Federation, Penza, Kuprikhin str., 1/3***

Mail address: ***440035, the Russian Federation, Penza, Popov str., 2 a***
Share of the issuer in the charter capital of the legal person: ***40 %***

Name: ***Joint venture closed joint-stock company "Pulse - Radio"***
Location: ***Russian Federation, Yoshkar Ola, Sovetskaya street, 138***
Mail address: ***424000, Russian Federation, Yoshkar Ola, Sovetskaya street, 138***
Share of the issuer in the charter capital of the legal person: ***40 %***

Name: ***Open joint-stock company "Telesot"***
Location: ***Russian Federation, Orenburg, Tereshkova str., 257***
Mail address: ***460050, Russian Federation, Tereshkova str., 257***
Share of the issuer in the charter capital of the legal person: ***32.4 %***

Name: ***Closed joint-stock company "Chuvashia Mobile"***
Location: ***Russian Federation, Cheboksary, K. Ivanov street, 83***
Mail address: ***428018, Russian Federation, Cheboksary, K. Ivanov street, 83***
Share of the issuer in the charter capital of the legal person: ***30 %***

Name: ***non-profit organization a non-state pension fund "Doveriye"***
Location: ***Russian Federation. N.Novgorod, M.Gorky sq., Post House***
Mail address: ***603000, Russian Federation. N.Novgorod, M.Gorky sq., Post House***
Share of the issuer in the charter capital of the legal person: ***30 %***

Name: ***Open joint-stock company "Agrofirm "REANTA"***
Location: ***Russian Federation, Yoshkar Ola. Chavayn bld, 11 a***
Mail address: ***424000, Russian Federation, Yoshkar Ola. Chavayn bld, 11 a***
Share of the issuer in the charter capital of the legal person: ***25 %***

Name: ***Closed joint-stock company "Samara - Telecom"***
Location: ***Russian Federation, Samara, Polevaya str., 43***
Mail address: ***443001, Russian Federation, Samara, Polevaya str., 43***
Share of the issuer in the charter capital of the legal person: ***25 %***

Name: ***Closed joint-stock company "Sotel - Nizhniy Novgorod"***
Location: ***Russian Federation. N.Novgorod, Sovetskaya sq., 2***
Mail address: ***603600, Russian Federation. N.Novgorod, GSP - 57, Sovetskaya sq., 2***
Share of the issuer in the charter capital of the legal person: ***20 %***

Name: ***Limited Liability Company "Commercial Industrial firm "N.N.-Rossvyazinform"***
Location: ***Russian Federation. N.Novgorod, Sovetskaya sq., 3, office 425***
Mail address: ***603000, Russian Federation. N.Novgorod, M.Gorky sq., Post House***
Share of the issuer in the charter capital of the legal person: ***20 %***

Name: ***Open joint-stock company "EKS - TV"***
Location: ***Russian Federation, Yoshkar Ola, Osipenko str., 50***
Mail address: ***424037, Russian Federation, Yoshkar Ola, Osipenko str., 50***
Share of the issuer in the charter capital of the legal person: ***19.4 %***

Name: ***Closed joint-stock company "Rag-Time"***

Location: ***Russian Federation, Samara, Chernorechenskaya str., 50, office 418***
Mail address: ***443013, Russian Federation, Samara, Chernorechenskaya str., 50, office 418***
Share of the issuer in the charter capital of the legal person: ***17 %***

Name: ***Closed joint-stock company "Samarasvyazinform"***
Location: ***Russian Federation, Samara, Penzenskaya str., 24***
Mail address: ***443010, Russian Federation, Samara, Penzenskaya str., 24***
Share of the issuer in the charter capital of the legal person: ***16.9 %***

Name: ***Volga region Association of engineers of telecommunications and computer science "TELEINFO"***
Location: ***Russian Federation, Samara, L.Tolstoy str., 23-219***
Mail address: ***443099, Russian Federation, Samara, L.Tolstoy str., 23-219***
Share of the issuer in the charter capital of the legal person: ***16.7 %***

Name: ***Closed joint-stock company "Saratov system of cellular communication"***
Location: ***Russian Federation, Saratov, pr. 50 years of October, 110 A***
Mail address: ***410040, Russian Federation, Saratov, pr. 50 years of October, 110 A***
Share of the issuer in the charter capital of the legal person: ***15 %***

Name: ***Limited Liability Company "Processing center "Union Card" Nizhniy Novgorod"***
Location: ***Russian Federation. N.Novgorod, Varvarskaya str., 32***
Mail address: ***603000, Russian Federation. N.Novgorod, M.Gorky sq., Post House***
Share of the issuer in the charter capital of the legal person: ***15 %***

Name: ***Closed joint-stock company "Center of author's medical technologies and innovations"***
Location: ***Russian Federation, Saransk,***
Mail address: ***430000, Russian Federation, Saransk, Kommunisticheskaya str., 52***
Share of the issuer in the charter capital of the legal person: ***14 %***

Name: ***Closed joint-stock company "Scientific and technological centre "Komset"***
Location: ***Russian Federation, Moscow, Zelyony pr., 7. floor 4***
Mail address: ***111141, Russian Federation, Moscow, Zelyony pr., 7. floor 4***
Share of the issuer in the charter capital of the legal person: ***11 %***

Name: ***Closed joint-stock company "Agency for protection of competition and consumers rights EKAD"***
Location: ***Russian Federation, Nizhniy Novgorod Reg., Pavlovo town, Suvorov str., 1***
Mail address: ***603140, Russian Federation. N.Novgorod, Lenin pr., 11 r. 311***
Share of the issuer in the charter capital of the legal person: ***10.4 %***

Name: ***Limited Liability Company "Samara payphone"***
Location: ***Russian Federation, Samara, Penzenskaya street, 68 a***
Mail address: ***443096, Russian Federation, Samara, Penzenskaya street, 68 a***
Share of the issuer in the charter capital of the legal person: ***10 %***

Name: ***Closed joint-stock company "TeleRoss - Samara"***
Location: ***Russian Federation, Samara, Polevaya str., 43***
Mail address: ***443001, Russian Federation, Samara, Polevaya str., 43***

Share of the issuer in the charter capital of the legal person: ***10 %***

Name: ***Limited Liability Company "Raduga-Poisk"***
Location: ***Russian Federation. N.Novgorod, Studencheskaya str., 11***
Mail address: ***603000, Russian Federation, N.Novgorod, M.Gorky sq., Post House***
Share of the issuer in the charter capital of the legal person: ***10 %***

Name: ***Closed joint-stock company Bank "Unexim - Volga"***
Location: ***Russian Federation, N.Novgorod, Novaya str., 17 b***
Mail address: ***603000, Russian Federation. N.Novgorod, Novaya str., 17 b***
Share of the issuer in the charter capital of the legal person: ***8.31 %***

Name: ***Closed joint-stock company Russian documentary telecommunication "Rostelegraf"***
Location: ***Russian Federation, Moscow, Tverskaya str., 7***
Mail address: ***103375, Russian Federation, Moscow, Tverskaya str., 7***
Share of the issuer in the charter capital of the legal person: ***7.8 %***

Name: ***Limited Liability Company "PAKT"***
Location: ***Russian Federation, Penza, pr. Stroiteley, 130 - 248***
Mail address: ***440071, Russian Federation, Penza, Krasnov str., 33***
Share of the issuer in the charter capital of the legal person: ***6.25 %***

Name: ***Open joint-stock company "Sheremetev's Castle"***
Location: ***Russian Federation, the Republic of Mariy El, Yurino***
Mail address: ***425000, Russian Federation, the Republic of Mariy El, Yurino***
Share of the issuer in the charter capital of the legal person: ***5 %***

25. **Participation shares of all legal persons in which the issuer owns more than 5 percent of the charter capital, and participation share of their officials in the charter capital of the issuer.**

25.1 Name: ***CJSC "Nizhniy Novgorod cellular communication"***
Location: ***Russian Federation. N.Novgorod, M.Gorky sq., Post House***
Mail address: ***603000, Russian Federation. N.Novgorod, M.Gorky sq., Post House***
Share of the issuer in the charter capital of the legal person: ***100 %***
Share of the specified person in the charter capital of the issuer: ***none***
Officials:

25.1.1 ***Petrov Mikhail Viktorovich***
Functions: ***Sole executive***
Share of the specified person in the charter capital of the issuer: ***0 %***

25.1.2 ***Lyulin Vladimir Fedorovich***
Functions: ***Member of the Board of directors (supervisory council)***
Share of the specified person in the charter capital of the issuer: ***0.18588 %***

25.2 Name: ***LLC "Udmurt cellular networks - 450"***
Location: ***Russian Federation, Izhevsk, Pushkinskaya street, 206***
Mail address: ***426034, Russian Federation, Izhevsk, Pushkinskaya street, 206***
Share of the issuer in the charter capital of the legal person: ***100 %***
Share of the specified person in the charter capital of the issuer: ***none***
Officials:

25.2.1 ***Pozdeyev Arcady Nikolayevich***
Functions: ***Member of the Board of directors (supervisory council)***
Share of the specified person in the charter capital of the issuer: ***0.01703 %***

25.3 Name: ***CJSC "Digital telecommunications"***
Location: ***Russian Federation, Cheboksary, Gagarin str., 20 a***
Mail address: ***428000, Russian Federation, Cheboksary, Gagarin str., 20 a***
Share of the issuer in the charter capital of the legal person: ***81.25 %***
Share of the specified person in the charter capital of the issuer: ***0.00056 %***
Officials:

25.3.1 ***Gorshenin Vladimir Serafimovich***
Functions: ***Sole executive***
Share of the specified person in the charter capital of the issuer: ***0 %***

25.4 Name: ***non-state pension fund "Region - Svyaz"***
Location: ***Russian Federation, Izhevsk, Pushkinskaya street, 278***
Mail address: ***426008, Russian Federation, Izhevsk, Pushkinskaya street, 278***
Share of the issuer in the charter capital of the legal person: ***75 %***
Share of the specified person in the charter capital of the issuer: ***none***
Officials:

25.4.1 ***Khaba Stepan Mikhailovich***
Functions: ***Member of the Board of directors (supervisory council)***
Share of the specified person in the charter capital of the issuer: ***0.03193 %***

25.4.2 ***Galchenko Tatyana Petrovna***
Functions: ***Member of the Board of directors (supervisory council)***
Share of the specified person in the charter capital of the issuer: ***0.00249 %***

25.5 Name: ***CJSC "People's Telephone Saratov"***
Location: ***Russian Federation, Saratov, Kiselyov street, 40***
Mail address: ***410600, Russian Federation, Saratov, Kiselyov street, 40***
Share of the issuer in the charter capital of the legal person: ***50 % + 1***
Share of the specified person in the charter capital of the issuer: ***none***
Officials:

25.5.1 ***Kalinin Andrey Evgenievich***
Functions: ***sole executive***
Share of the specified person in the charter capital of the issuer: ***0.00111 %***

25.5.2 ***Korolkov Oleg Animpadistovich***
Functions: ***Member of the Board of directors (supervisory council)***
Share of the specified person in the charter capital of the issuer: ***0.10259 %***

25.5.3 ***Muravlev Vladimir Borisovich***
Functions: ***Member of the Board of directors (supervisory council)***
Share of the specified person in the charter capital of the issuer: ***0.01772 %***

25.6 Name: ***CJSC "Nizhniy Novgorod radio telephone"***
Location: ***Russian Federation. N.Novgorod, M. Gorky sq., Post House***

Mail address: ***603000, Russian Federation. N.Novgorod, M. Gorky sq., Post House***
Share of the issuer in the charter capital of the legal person: ***50 %***
Share of the specified person in the charter capital of the issuer: ***none***
Officials:

25.6.1 ***Karashtin Mikhail Pavlovich***
Functions: ***sole executive***
Share of the specified person in the charter capital of the issuer: ***0.00454 %***

25.6.2 ***Lyulin Vladimir Fedorovich***
Functions: ***Member of the Board of directors (supervisory council)***
Share of the specified person in the charter capital of the issuer: ***0.18588 %***

25.7 Name: ***CJSC "Saratov Mobile"***
Location: ***Russian Federation, Saratov, Kiselyov street, 40***
Mail address: ***410004, Russian Federation, Saratov, Chernyshevsky str., 88, building 5***
Share of the issuer in the charter capital of the legal person: ***50 %***
Share of the specified person in the charter capital of the issuer: ***none***
Officials:

25.7.1 ***Komarov Igor Evgenievich***
Functions: ***Member of the Board of directors (supervisory council)***
Share of the specified person in the charter capital of the issuer: ***0.00015 %***

25.8 Name: ***CJSC "Digital networks of Udmurtiya - 900"***
Location: ***Russian Federation, Izhevsk, Pushkinskaya street, 278***
Mail address: ***426003, Russian Federation, Izhevsk, V.Sivkov str., 86***
Share of the issuer in the charter capital of the legal person: ***49 %***
Share of the specified person in the charter capital of the issuer: ***0.00976 %***
Officials:

25.8.1 ***Sokovikov Sergey Ivanovich***
Functions: ***Member of the Board of directors (supervisory council)***
Share of the specified person in the charter capital of the issuer: ***0.00321 %***

25.9 Name: ***CJSC Commercial Bank "C - Bank"***
Location: ***Russian Federation, Izhevsk, Lenin street, 6***
Mail address: ***426057, Russian Federation, Izhevsk, Lenin street, 6***
Share of the issuer in the charter capital of the legal person: ***41.7 %***
Share of the specified person in the charter capital of the issuer: ***0.05197 %***
Officials:

25.9.1 ***Vyalshin Alexander Pavlovich***
Functions: ***Member of the joined executive body***
Share of the specified person in the charter capital of the issuer: ***0.00011 %***

25.9.2 ***Fariseyev Valery Mikhailovich***
Functions: ***Member of the joined executive body***
Share of the specified person in the charter capital of the issuer: ***0.00006 %***

25.10 Name: ***CJSC "Nizhegorodteleservice"***
Location: ***Russian Federation. N.Novgorod. M. Gorky sq., Post House***
Mail address: ***604107, Russian Federation. N.Novgorod. Zhukov sq., 3***

Share of the issuer in the charter capital of the legal person: ***40 %***
Share of the specified person in the charter capital of the issuer: ***none***
Officials:

25.10.1 ***Mukhin Vladimir Aleksandrovich***
Functions: ***sole executive***
Share of the specified person in the charter capital of the issuer: ***0 %***

25.10.2 ***Kuzmenko Yury Vasilievich***
Functions: ***Member of the Board of directors (supervisory council)***
Share of the specified person in the charter capital of the issuer: ***0.00871 %***

25.10.3 ***Lyulin Vladimir Fedorovich***
Functions: ***Member of the Board of directors (supervisory council)***
Share of the specified person in the charter capital of the issuer: ***0.18588 %***

25.11 Name: ***CJSC "Transsvyaz"***
Location: ***Russian Federation. N.Novgorod, M. Gorky sq., Post House***
Mail address: ***603035, Russian Federation. N.Novgorod, Chaadayev street, 2***
Share of the issuer in the charter capital of the legal person: ***40 %***
Share of the specified person in the charter capital of the issuer: ***none***
Officials:

25.11.1 ***Sumin Yury Afanasievich***
Functions: ***sole executive***
Share of the specified person in the charter capital of the issuer: ***0.00096 %***

25.11.2 ***Lyulin Vladimir Fedorovich***
Functions: ***Member of the Board of directors (supervisory council)***
Share of the specified person in the charter capital of the issuer: ***0.18588 %***

25.12 Name: ***non-profit organization, a non-state pension fund "Doveriye"***
Location: ***Russian Federation. N.Novgorod, M. Gorky sq., Post House***
Mail address: ***603000, Russian Federation. N.Novgorod, M. Gorky sq., Post House***
Share of the issuer in the charter capital of the legal person: ***30 %***
Share of the specified person in the charter capital of the issuer: ***0.002795 %***
Officials:

25.12.1 ***Suvorov Eugeny Borisovich***
Functions: ***sole executive***
Share of the specified person in the charter capital of the issuer: ***0 %***

25.12.2 ***Lyulin Vladimir Fedorovich***
Functions: ***Member of the Board of directors (supervisory council)***
Share of the specified person in the charter capital of the issuer: ***0.18588 %***

25.12.3 ***Shuleshov Nikolay Mikhailovich***
Functions: ***Member of the Board of directors (supervisory council)***
Share of the specified person in the charter capital of the issuer: ***0.0026 %***

25.12.4 ***Tulyakov Yury Mikhailovich***
Functions: ***Member of the Board of directors (supervisory council)***

25.16.2 *Silenko Boris Anatolievich*
Functions: ***Member of the Board of directors (supervisory council)***
Share of the specified person in the charter capital of the issuer: ***0.00762 %***

25.17 Name: ***CJSC "Rag-Time"***
Location: ***Russian Federation, Samara, Chernorechenskaya street, 50, office 418***
Mail address: ***443013, Russian Federation, Samara, Chernorechenskaya street, 50, office 418***
Share of the issuer in the charter capital of the legal person: ***17 %***
Share of the specified person in the charter capital of the issuer: ***none***
Officials:

25.17.1 *Romanenko Vladimir Viktorovich*
Functions: ***Member of the board of directors (supervisory council)***
Share of the specified person in the charter capital of the issuer: ***0.00214 %***

25.18 Name: ***CJSC " Samarasvyazinform "***
Location: ***Russian Federation, Samara, Penzenskaya street, 24***
Mail address: ***443010, Russian Federation, Samara, Penzenskaya street, 24***
Share of the issuer in the charter capital of the legal person: ***16.9 %***
Share of the specified person in the charter capital of the issuer: ***none***
Officials:

25.18.1 *Nazarov Alexander Konstantinovich*
Functions: ***Member of the Board of directors (supervisory council)***
Share of the specified person in the charter capital of the issuer: ***0.00064 %***

25.19 Name: ***CJSC "Saratov system of cellular communication"***
Location: ***Russian Federation, Saratov, pr. 50 years of October, 110 A***
Mail address: ***410040, Russian Federation, Saratov, pr. 50 years of October, 110 A***
Share of the issuer in the charter capital of the legal person: ***15 %***
Share of the specified person in the charter capital of the issuer: ***none***
Officials:

25.19.1 *Korolkov Oleg Animpadistovich*
Functions: ***Member of the Board of directors (supervisory council)***
Share of the specified person in the charter capital of the issuer: ***0.10259 %***

25.20 Name: ***CJSC " TeleRoss - Samara "***
Location: ***the Russian Federation, Samara, Polevaya str., 43***
Mail address: ***443001, the Russian Federation, Samara, Polevaya str., 43***
Share of the issuer in the charter capital of the legal person: ***10 %***
Share of the specified person in the charter capital of the issuer: ***none***
Officials:

25.20.1 *Melik - Shakhnazarova Galina Vladimirovna*
Functions: ***Member of the Board of directors (supervisory council)***
Share of the specified person in the charter capital of the issuer: ***0.00004 %***

25.21 Name: ***CJSC Russian documentary telecommunication "Rostelegraf"***
Location: ***Russian Federation, Moscow, Tverskaya str., 7***
Mail address: ***103375, Russian Federation, Moscow, Tverskaya str., 7***
Share of the issuer in the charter capital of the legal person: ***7.8 %***

Share of the specified person in the charter capital of the issuer: ***none***

Officials:

25.21.1 ***Sazer Alik Iosifovich***

Functions: ***Member of the board of directors (supervisory council)***

Share of the specified person in the charter capital of the issuer: ***0.00951 %***

26. **Other affiliates of the issuer.**

26.1 ***Lyulin Vladimir Fedorovich***

Share of the specified person in the charter capital of the issuer: ***0.18588 %***

26.2 ***Arakcheyev Alexander Vasilievich***

Share of the specified person in the charter capital of the issuer: ***0.06122 %***

26.3 ***Vystorop Vasily Petrovich***

Share of the specified person in the charter capital of the issuer: ***none***

26.4 ***Grigorieva Lyubov Ivanovna***

Share of the specified person in the charter capital of the issuer: ***0.01192 %***

26.5 ***Dyakonov Mikhail Vasilievich***

Share of the specified person in the charter capital of the issuer: ***none***

26.6 ***Grigorieva Alla Borisovna***

Share of the specified person in the charter capital of the issuer: ***0.00061 %***

26.7 ***Evdokimov Oleg Lvovich***

Share of the specified person in the charter capital of the issuer: ***0.00016 %***

26.8 ***Elkin Sergey Leonidovich***

Share of the specified person in the charter capital of the issuer: ***0.04756 %***

26.9 ***Zinoviev Alexander Nikolaevich***

Share of the specified person in the charter capital of the issuer: ***0.07907 %***

26.10 ***Zaraiskii Victor Yakovlevich***

Share of the specified person in the charter capital of the issuer: ***0.00983 %***

26.11 ***Kirillov Alexander Ivanovich***

Share of the specified person in the charter capital of the issuer: ***0.06681 %***

26.12 ***Korolkov Oleg Animpadistovich***

Share of the specified person in the charter capital of the issuer: ***0.10259 %***

26.13 ***Karyukanov Anatolyi Sergeevich***

Share of the specified person in the charter capital of the issuer: ***0.01805 %***

26.14 ***Kormilitsyna Lyudmila Alekseevna***

Share of the specified person in the charter capital of the issuer: ***none***

26.15 ***Nazarov Victor Markovich***
Share of the specified person in the charter capital of the issuer: ***0.05492 %***

26.16 ***Popovskyi Valeryi Petrovich***
Share of the specified person in the charter capital of the issuer: ***0.01723 %***

26.17 ***Popkov Nikolai Ivanovich***
Share of the specified person in the charter capital of the issuer: ***none***

26.18 ***Sipatova Taisiya Mikhailovna***
Share of the specified person in the charter capital of the issuer: ***none***

26.19 ***Sklyarov Ivan Petrovich***
Share of the specified person in the charter capital of the issuer: ***0.00103 %***

26.20 ***Fomichev Sergey Mironovich***
Share of the specified person in the charter capital of the issuer: ***0.00101 %***

26.21 ***Shubin Ivan Ivanovich***
Share of the specified person in the charter capital of the issuer: ***0.01864 %***

26.22 ***Shchukina Elvira Konstantinovna***
Share of the specified person in the charter capital of the issuer: ***none***

26.23 ***Bobin Maxim Victorovich***
Share of the specified person in the charter capital of the issuer: ***none***

26.24 ***Dudchenko Vladimir Vladimirovich***
Share of the specified person in the charter capital of the issuer: ***none***

26.25 ***Zabuzova Elena Victorovna***
Share of the specified person in the charter capital of the issuer: ***none***

26.26 ***Kozin Vladimir Vladimirovich***
Share of the specified person in the charter capital of the issuer: ***none***

26.27 ***Romskii Georgyi Alekseevich***
Share of the specified person in the charter capital of the issuer: ***none***

26.28 ***Savchenko victor Dmitrievich***
Share of the specified person in the charter capital of the issuer: ***none***

26.29 ***Fedorov Oleg Romanovich***
Share of the specified person in the charter capital of the issuer: ***none***

26.30 ***Chernogorodskyi Sergey Valerievich***
Share of the specified person in the charter capital of the issuer: ***none***

26.31 ***Yurchenko Evgenyi Valerievich***

Share of the specified person in the charter capital of the issuer: ***none***

27. **Participation share of the Issuer in the Charter Capital of legal persons - affiliates.**

See items 24, 25, 26

28. **Participation share of affiliates of the Issuer, and of their founders and officials in the Charter Capital of the Issuer.**

See items 24, 25, 26

29. **Persons who possess 5 percent of votes or more in the supreme management body of the Issuer.**

Name: *Open joint-stock company " Investment company of telecommunication "*
Share: *50.6704 %*

Name: *"ING BANK (EURASIA) ZAO" (CLOSED JOINT-STOCK COMPANY)*
Share: *19.2881 %*

Name: *Closed joint-stock company "Depository clearing company"*
Share: *6.5823 %*

30. **Participation of the Issuer in industrial, bank, financial groups, holdings, concerns and associations.**

Organization: *Association of operators of the federal network of business service "Iskra".*
Place and functions of the Issuer in the organization: ***the Association is founded by legal persons for assistance to its members in achievement of coordination of enterprise activity, performance and protection of their interests.***
The Issuer, a member of Association, participates in its activity that promotes achievement of purposes and targets stipulated by the charter of Association "SDO - Iskra".

31. Branches and representation offices of the Issuer.

Name: ***Kirov branch***
Location: ***Kirov, Drelevsky street, 43/1***
Mail address: ***601000, Kirov, Drelevsky street, 43/1***
Manager: ***Popovsky Valery Petrovich***
Date of opening: ***1.12.2002***
Validity of the power of attorney: ***26.11.2003***

Name: ***Branch in the Republic of Mariy El***
Location: ***the Republic of Mariy El, Yoshkar Ola, Sovetskaya street, 138***
Mail address: ***424000, the Republic of Mariy El, Yoshkar Ola, Sovetskaya street, 138***
Manager: ***Kirillov Alexander Ivanovich***
Date of opening: ***1.12.2002***
Validity of the power of attorney: ***26.11.2003***

Name: ***Branch in the Republic of Mordovia***
Location: ***Saransk, Bolshevistskaya street, 13***
Mail address: ***430000, Saransk, Bolshevistskaya street, 13***
Manager: ***Shubin Ivan Ivanovich***
Date of opening: ***1.12.2002***
Validity of the power of attorney: ***26.11.2003***

Name: ***Orenburg branch***
Location: ***Orenburg, Volodarsky street, 11***
Mail address: ***460000, Orenburg, Volodarsky street, 11***
Manager: ***Zinovjev Alexander Nikolayevich***
Date of opening: ***1.12.2002***
Validity of the power of attorney: ***26.11.2003***

Name: ***Penza branch***
Location: ***Penza, Kuprin street, 1/3***
Mail address: ***440606, Penza, Kuprin street, 1/3***
Manager: ***Nazarov Victor Markovich***
Date of opening: ***1.12.2002***
Validity of the power of attorney: ***26.11.2003***

Name: ***Samara branch***
Location: ***Samara, Leningradskaya street, 24***
Mail address: ***443010, Samara, Krasnoarmeyskaya street, 17***
Manager: Yolkin Sergey Leonidovich
Date of opening: ***1.12.2002***
Validity of the power of attorney: ***26.11.2003***

Name: ***Saratov branch***
Location: ***Saratov, Kiselyov street, 40***
Mail address: ***410600, Saratov, Kiselyov street, 40***
Manager: ***Korolkov Oleg Animpadistovich***
Date of opening: ***1.12.2002***
Validity of the power of attorney: ***26.11.2003***

Name: ***Ulyanovsk branch***
Location: ***Ulyanovsk, Tolstoy str., 60***
Mail address: ***432601, Ulyanovsk, Tolstoy str., 60***
Manager: ***Karyukanov Anatoly Sergeyevich***
Date of opening: ***1.12.2002***
Validity of the power of attorney: ***26.11.2003***

Name: ***The branch in the Udmurt republic***
Location: ***Izhevsk, Pushkinskaya street, 278***
Mail address: ***426008, Izhevsk, Pushkinskaya street, 278***
Manager: ***Fomitchov Sergey Mironovich***
Date of opening: ***1.12.2002***
Validity of the power of attorney: ***26.11.2003***

Name: ***The branch in the Chuvash Republic***
Location: ***the Chuvash Republic, Cheboksary, Lenin pr., 2***
Mail address: ***428000, the Chuvash Republic, Cheboksary, Lenin pr., 2***
Manager: ***Zaraysky Victor Yakovlevich***
Date of opening: ***1.12.2002***
Validity of the power of attorney: ***26.11.2003***

Name: *Nizhniy Novgorod branch*
Location: *Nizhniy Novgorod, Bolshaya Pokrovskaya str., 56*
Mail address: *603000, Nizhniy Novgorod, Bolshaya Pokrovskaya str., 56*
Manager: *Lyulin Vladimir Fedorovich*
Date of opening: *27.12.2002*
Validity of the power of attorney:

32. Amount of workers of the Issuer.

Average number of workers of the Issuer, including the personnel working in his branches and representation offices, for the accounting period: *51 508*

33. Description of basic activities of the Issuer.

See appendix

34. Investment declaration. Description of the Issuer's activity.

Submitted only by investment funds

35. Plans of future activity of the issuer.

See appendix

36. Data on the charter capital of the Issuer.

The size of the charter capital of the Issuer (Rub.).: *1 639 764 970*

Breakdown of the charter capital on categories of shares:
Common stock:
Total amount (Rub.).: *1 229 847 950*
Equity stake in charter capital: *75.001477 %*
Preferred shares:
Total amount (Rub.).: *409 917 020*
Equity stake in charter capital: *24.998523 %*

37. Data on the share of the state (municipal authority) in the charter capital of the issuer.

Share of the charter capital of the issuer in the state (municipal) property:
Kind of property: ***Federal***
Share: ***0.60042%***
Block manager: ***the Russian Fund of Federal property***

Share holding of the issuer fixed in the state (municipal) property:
none

Availability of the special right of participation of the Russian Federation, subjects of the Russian Federation, municipal authorities in management of the issuer (" the gold share "):
not stipulated

38. Data on the declared shares of the issuer.

38.1

Category of shares: ***ordinary***
Form of shares: ***nominal paperless***
Full name of category / type of declared shares: ***ordinary nominal paperless shares***

Face value (Rub.).: *5*

Amount: *1 299 093*

Total amount (Rub.).: *6 495 465*

Conditions of placement: *the Company has the right to place 1 299 093 ordinary nominal paperless shares in addition to the placed common stock (declared shares). Face value of each declared common stock makes 5 (Five) rubles. (item 6.3 of the Charter)*

The declared shares stipulated by item 6.3 of the present Charter, in case of their placement will have all the rights established by articles 7, 8 of the Charter for the Company's shares of the corresponding category (type).

The charter capital of the Company can be increased in the procedure stipulated by the current legislation of the Russian Federation and the present Charter, in the following ways:

- *By increase of the face value of the shares of the Company;*
- *By placement of additional shares within the limits of declared shares, defined in item 6.3 of the Charter.*

The increase of the Charter capital of the Company by placement of additional shares by means of a closed subscription is carried out on the basis of the resolution of the general meeting of stockholders of the Company adopted by the majority of three quarters of votes of stockholders, owners of voting shares of the Company participating in the assembly.

The increase of the Charter capital of the Company by placement of additional shares by means of public offering in the case when the amount of additionally placed shares by public offering makes more than 25 percent of the shares placed by the Company earlier, is carried out on the basis of the resolution of the general meeting of stockholders of the Company adopted by the majority of three quarters of votes of stockholders, owners of voting shares of the Company participating in the assembly.

The increase of the Charter capital of the Company by placement of additional shares by means of public offering, except for the cases defined in item 6.8 of the present Charter, is carried out on the basis of the resolution of the Board of directors of the Company adopted unanimously by all members of the Board of directors of the Company except for votes of retired members of the Board of directors of the Company.

The payment of additional shares placed by means of subscription may be made by cash, by securities, by other means or property rights, or by other rights having pecuniary valuation. The form of payment of additional shares is defined by the resolution of their placement.

38.2

Category of shares: ***preferred***

Share Type: ***A***

Form of shares: ***nominal paperless***

Full name of category / type of declared shares: ***preferred nominal paperless type A shares***

Face value (Rub.).: ***5***

Amount: ***531 496***

Total amount (Rub.).: ***2 657 480***

Conditions of placement: *the Company has the right to place 531 496 preferred nominal paperless shares of type A in addition to the placed preferred shares (declared shares). The face value of each declared preferred share of type A makes 5 (Five) rubles.*

The declared shares stipulated by item 6.3 of the present Charter, in case of their placement will have all the rights established by articles 7, 8 of the Charter for the Company's shares of the corresponding category (type).

The charter capital of the Company can be increased in the procedure stipulated by the current legislation of the Russian Federation and the present Charter, in the following ways:

- *By increase of the face value of the Company's shares;*
- *By placement of additional shares within the limits of declared shares defined in item*

6.3 of the present Charter.

The increase of the Charter capital of the Company by placement of additional shares by means of a closed subscription is carried out on the basis of the resolution of the general meeting of stockholders of the Company adopted by the majority of three quarters of votes of stockholders, owners of voting shares of the Company participating in the assembly.

The increase of the Charter capital of the Company by placement of additional shares by means of public offering in the case when the amount of additionally placed shares by public offering makes more than 25 percent of the shares placed by the Company earlier, is carried out on the basis of the resolution of the general meeting of stockholders of the Company adopted by the majority of three quarters of votes of stockholders, owners of voting shares of the Company participating in the assembly.

The increase of the Charter capital of the Company by placement of additional shares by means of public offering, except for the cases defined in item 6.8 of the present Charter, is carried out on the basis of the resolution of the Board of directors of the Company adopted unanimously by all members of the Board of directors of the Company except for votes of retired members of the Board of directors of the Company.

The payment of additional shares placed by means of subscription may be made by cash, by securities, by other means or property rights, or by other rights having pecuniary valuation. The form of payment of additional shares is defined by the resolution of their placement.

39. Essential contracts and obligations of the issuer.

n/a

40. Obligations of the issuer concerning the issue of shares and securities convertible into shares.

n/a

41. Information on sanctions imposed on the issuer, his participation in litigations and checks.

Sanctions imposed on the issuer by state bodies, court, during three fiscal years, prior to the year of accounting quarter, and during the current year:

Date of the sanction imposing: ***31.03.2000***
The body which has imposed the sanction: ***RF SPF (State Pension Fund)***
The reasons of imposing: ***delayed payment of obligatory payments***
Kind of the sanction: ***penalty fee***
The size of the sanction (Rub.).: ***287 000***
Sanction implementation status: ***executed***

Date of the sanction imposing: ***31.03.2000***
The body which has imposed the sanction: ***RF FSI (Fund of Social Insurance)***
The reasons of imposing: ***delayed payment of obligatory payments***
Kind of the sanction: ***penalty fee***
The size of the sanction (Rub.).: ***13 000***
Sanction implementation status: ***executed***

Date of the sanction imposing: ***31.03.2000***
The body which has imposed the sanction: ***RF STI (State Taxation Inspection)***
The reasons of imposing: ***delayed payment of obligatory payments***
Kind of the sanction: ***penalty fee***
The size of the sanction (Rub.).: ***76 000***
Sanction implementation status: ***executed***

Date of the sanction imposing: ***31.03.2000***
The body which has imposed the sanction: ***RF STI***
The reasons of imposing: ***delayed performance of settlement***
Kind of the sanction: ***fine***
The size of the sanction (Rub.).: ***1 000***
Sanction implementation status: ***executed***

Date of the sanction imposing: ***30.06.2000***
The body which has imposed the sanction: ***RF SPF***
The reasons of imposing: ***delayed payment of obligatory payments***
Kind of the sanction: ***penalty fee***
The size of the sanction (Rub.).: ***116 000***
Sanction implementation status: ***executed***

Date of the sanction imposing: ***30.06.2000***
The body which has imposed the sanction: ***RF SPF***
The reasons of imposing: ***delayed payment of obligatory payments***
Kind of the sanction: ***fine***
The size of the sanction (Rub.).: ***1 000***
Sanction implementation status: ***executed***

Date of the sanction imposing: ***30.06.2000***
The body which has imposed the sanction: ***RF STI***
The reasons of imposing: ***delayed payment of obligatory payments***
Kind of the sanction: ***penalty fee***
The size of the sanction (Rub.).: ***62 000***
Sanction implementation status: ***executed***

Date of the sanction imposing: ***30.06.2000***
The body which has imposed the sanction: ***RF STI***
The reasons of imposing: ***delayed payment of obligatory payments***
Kind of the sanction: ***fine***
The size of the sanction (Rub.).: ***7 000***
Sanction implementation status: ***executed***

Date of the sanction imposing: ***30.06.2000***
The body which has imposed the sanction: ***RF CMFO***
The reasons of imposing: ***delayed payment of obligatory payments***
Kind of the sanction: ***penalty fee***
The size of the sanction (Rub.).: ***23 000***
Sanction implementation status: ***executed***

Date of the sanction imposing: ***30.06.2000***
The body which has imposed the sanction: ***RF SEF (Social Employment Fund)***
The reasons of imposing: ***delayed payment of obligatory payments***
Kind of the sanction: ***penalty fee***
The size of the sanction (Rub.).: ***9 000***
Sanction implementation status: ***executed***

Date of the sanction imposing: ***30.09.2000***
The body which has imposed the sanction: ***RF SPF***
The reasons of imposing: ***delayed payment of obligatory payments***
Kind of the sanction: ***penalty fee***
The size of the sanction (Rub.).: ***543 838***
Sanction implementation status: ***executed***

Date of the sanction imposing: ***30.09.2000***
The body which has imposed the sanction: ***RF SPF***
The reasons of imposing: ***delayed payment of obligatory payments***
Kind of the sanction: ***fine***
The size of the sanction (Rub.).: ***2 418***
Sanction implementation status: ***executed***

Date of the sanction imposing: ***30.09.2000***
The body which has imposed the sanction: ***RF SEF***
The reasons of imposing: ***delayed payment of obligatory payments***
Kind of the sanction: ***penalty fee***
The size of the sanction (Rub.).: ***14 855***
Sanction implementation status: ***executed***

Date of the sanction imposing: ***30.09.2000***
The body which has imposed the sanction: ***RF CMFO***
The reasons of imposing: ***delayed payment of obligatory payments***
Kind of the sanction: ***penalty fee***
The size of the sanction (Rub.).: ***21 110***
Sanction implementation status: ***executed***

Date of the sanction imposing: ***30.09.2000***
The body which has imposed the sanction: ***RF STI***
The reasons of imposing: ***delayed payment of obligatory payments***
Kind of the sanction: ***fine***
The size of the sanction (Rub.).: ***27 785***
Sanction implementation status: ***executed***

Date of the sanction imposing: ***30.09.2000***
The body which has imposed the sanction: ***RF STI***
The reasons of imposing: ***delayed payment of obligatory payments***
Kind of the sanction: ***penalty fee***
The size of the sanction (Rub.).: ***2 002 733***
Sanction implementation status: ***executed***

Date of the sanction imposing: ***30.09.2000***
The body which has imposed the sanction: ***RF FSI***
The reasons of imposing: ***delayed payment of obligatory payments***
Kind of the sanction: ***penalty fee***
The size of the sanction (Rub.).: ***37 404***
Sanction implementation status: ***executed***

Date of the sanction imposing: ***30.09.2000***
The body which has imposed the sanction: ***RF FSI***
The reasons of imposing: ***delayed payment of obligatory payments***
Kind of the sanction: ***fine***
The size of the sanction (Rub.).: ***4 382***
Sanction implementation status: ***executed***

Date of the sanction imposing: ***30.09.2000***
The body which has imposed the sanction: ***RF CMFO***
The reasons of imposing: ***delayed payment of obligatory payments***
Kind of the sanction: ***fine***
The size of the sanction (Rub.).: ***34***
Sanction implementation status: ***executed***

Date of the sanction imposing: ***30.12.2000***
The body which has imposed the sanction: ***RF FSI***
The reasons of imposing: ***delayed payment***
Kind of the sanction: ***penalty fee***
The size of the sanction (Rub.).: ***30 472***
Sanction implementation status: ***executed***

Date of the sanction imposing: ***30.12.2000***
The body which has imposed the sanction: ***RF SEF***
The reasons of imposing: ***delayed payment***
Kind of the sanction: ***penalty fee***
The size of the sanction (Rub.).: ***4 350***
Sanction implementation status: ***executed***

Date of the sanction imposing: ***30.12.2000***
The body which has imposed the sanction: ***RF CMFO***
The reasons of imposing: ***desk audit***
Kind of the sanction: ***fine***
The size of the sanction (Rub.).: ***849***
Sanction implementation status: ***executed***

Date of the sanction imposing: ***30.12.2000***
The body which has imposed the sanction: ***RF CMFO***
The reasons of imposing: ***delayed payment***
Kind of the sanction: ***penalty fee***
The size of the sanction (Rub.).: ***94 275***
Sanction implementation status: ***executed***

Date of the sanction imposing: ***30.12.2000***
The body which has imposed the sanction: ***RF FSI***
The reasons of imposing: ***desk audit***
Kind of the sanction: ***fine***
The size of the sanction (Rub.).: ***205***
Sanction implementation status: ***executed***

Date of the sanction imposing: ***30.12.2000***
The body which has imposed the sanction: ***RF SPF***
The reasons of imposing: ***delayed payment***
Kind of the sanction: ***penalty fee***
The size of the sanction (Rub.).: *270 887*
Sanction implementation status: ***executed***

Date of the sanction imposing: ***30.12.2000***
The body which has imposed the sanction: ***RF MoT (Ministry of Taxation)***
The reasons of imposing: ***delayed payment***
Kind of the sanction: ***penalty fee***
The size of the sanction (Rub.).: *3 454 895*
Sanction implementation status: ***executed***

Date of the sanction imposing: ***30.12.2000***
The body which has imposed the sanction: ***RF SPF***
The reasons of imposing: ***desk audit***
Kind of the sanction: ***fine***
The size of the sanction (Rub.).: *-488*
Sanction implementation status: ***executed***

Date of the sanction imposing: ***30.12.2000***
The body which has imposed the sanction: ***RF MoT***
The reasons of imposing: ***field audit***
Kind of the sanction: ***fine***
The size of the sanction (Rub.).: *19 830*
Sanction implementation status: ***executed***

Date of the sanction imposing: ***30.12.2000***
The body which has imposed the sanction: ***RF MoT***
The reasons of imposing: ***field audit***
Kind of the sanction: ***fine***
The size of the sanction (Rub.).: *9 020*
Sanction implementation status: ***executed***

Date of the sanction imposing: ***30.12.2000***
The body which has imposed the sanction: ***RF MoT***
The reasons of imposing: ***desk audit***
Kind of the sanction: ***fine***
The size of the sanction (Rub.).: *371*
Sanction implementation status: ***executed***

Date of the sanction imposing: ***30.12.2000***
The body which has imposed the sanction: ***RF MoT***
The reasons of imposing: ***delayed payment***
Kind of the sanction: ***penalty fee***
The size of the sanction (Rub.).: *13 189*
Sanction implementation status: ***executed***

Date of the sanction imposing: ***30.03.2001***
The body which has imposed the sanction: ***RF MoT***
The reasons of imposing: ***delayed payment***
Kind of the sanction: ***penalty fee***
The size of the sanction (Rub.).: ***946 046***
Sanction implementation status: ***executed***

Date of the sanction imposing: ***30.03.2001***
The body which has imposed the sanction: ***RF MoT***
The reasons of imposing: ***indebtedness to the budget under income tax***
Kind of the sanction: ***fine***
The size of the sanction (Rub.).: ***1 380***
Sanction implementation status: ***executed***

Date of the sanction imposing: ***31.05.2001***
The body which has imposed the sanction: ***RF MoT***
The reasons of imposing: ***delayed payment***
Kind of the sanction: ***penalty fee***
The size of the sanction (Rub.).: ***390 662***
Sanction implementation status: ***executed***

Date of the sanction imposing: ***30.06.2001***
The body which has imposed the sanction: ***PF (Pension Fund)***
The reasons of imposing: ***delayed payment***
Kind of the sanction: ***penalty fee***
The size of the sanction (Rub.).: ***35 421***
Sanction implementation status: ***executed***

Date of the sanction imposing: ***30.06.2001***
The body which has imposed the sanction: ***FSI***
The reasons of imposing: ***delayed payment***
Kind of the sanction: ***penalty fee***
The size of the sanction (Rub.).: ***20 056***
Sanction implementation status: ***executed***

Date of the sanction imposing: ***30.06.2001***
The body which has imposed the sanction: ***Fund of Employment (FE)***
The reasons of imposing: ***delayed payment***
Kind of the sanction: ***penalty fee***
The size of the sanction (Rub.).: ***3 622***
Sanction implementation status: ***executed***

Date of the sanction imposing: ***30.06.2001***
The body which has imposed the sanction: ***RF MoT***
The reasons of imposing: ***infringement of terms of delivery of settlements (declarations)***
Kind of the sanction: ***fine***
The size of the sanction (Rub.).: ***66 797***
Sanction implementation status: ***executed***

Date of the sanction imposing: ***30.06.2001***
The body which has imposed the sanction: ***RF MoT***
The reasons of imposing: ***delayed payment***
Kind of the sanction: ***penalty fee***
The size of the sanction (Rub.).: ***1 731 365***
Sanction implementation status: ***executed***

Date of the sanction imposing: ***30.06.2001***
The body which has imposed the sanction: ***Fund of Medical Cover (FMC)***
The reasons of imposing: ***delayed payment***
Kind of the sanction: ***penalty fee***
The size of the sanction (Rub.).: ***4 422***
Sanction implementation status: ***executed***

Date of the sanction imposing: ***30.09.2001***
The body which has imposed the sanction: ***RF MoT***
The reasons of imposing: ***delayed payment***
Kind of the sanction: ***penalty fee***
The size of the sanction (Rub.).: ***2 031 679***
Sanction implementation status: ***executed***

Date of the sanction imposing: ***30.09.2001***
The body which has imposed the sanction: ***FSI***
The reasons of imposing: ***delayed payment***
Kind of the sanction: ***penalty fee***
The size of the sanction (Rub.).: ***21 279***
Sanction implementation status: ***executed***

Date of the sanction imposing: ***30.09.2001***
The body which has imposed the sanction: ***FE***
The reasons of imposing: ***delayed payment***
Kind of the sanction: ***penalty fee***
The size of the sanction (Rub.).: ***5 211***
Sanction implementation status: ***executed***

Date of the sanction imposing: ***30.09.2001***
The body which has imposed the sanction: ***FMC***
The reasons of imposing: ***delayed payment***
Kind of the sanction: ***penalty fee***
The size of the sanction (Rub.).: ***202 491***
Sanction implementation status: ***executed***

Date of the sanction imposing: ***30.09.2001***
The body which has imposed the sanction: ***RF MoT***
The reasons of imposing: ***infringement of terms of delivery of settlements (declarations)***
Kind of the sanction: ***fine***
The size of the sanction (Rub.).: ***303 477***
Sanction implementation status: ***executed***

Date of the sanction imposing: ***30.09.2001***
The body which has imposed the sanction: ***PF***
The reasons of imposing: ***delayed payment***
Kind of the sanction: ***penalty fee***
The size of the sanction (Rub.).: ***91 844***
Sanction implementation status: ***executed***

Date of the sanction imposing: ***31.12.2001***
The body which has imposed the sanction: ***PF***
The reasons of imposing: ***delayed payment***
Kind of the sanction: ***penalty fee***
The size of the sanction (Rub.).: ***97 858***
Sanction implementation status: ***executed***

Date of the sanction imposing: ***31.12.2001***
The body which has imposed the sanction: ***PF***
The reasons of imposing: ***delayed payment***
Kind of the sanction: ***fine***
The size of the sanction (Rub.).: ***1 276***
Sanction implementation status: ***executed***

Date of the sanction imposing: ***31.12.2001***
The body which has imposed the sanction: ***FSI***
The reasons of imposing: ***delayed payment***
Kind of the sanction: ***penalty fee***
The size of the sanction (Rub.).: ***31 963***
Sanction implementation status: ***executed***

Date of the sanction imposing: ***31.12.2001***
The body which has imposed the sanction: ***FE***
The reasons of imposing: ***delayed payment (desk audit)***
Kind of the sanction: ***penalty fee***
The size of the sanction (Rub.).: ***9 650***
Sanction implementation status: ***executed***

Date of the sanction imposing: ***31.12.2001***
The body which has imposed the sanction: ***RF MoT***
The reasons of imposing: ***delayed payment***
Kind of the sanction: ***penalty fee***
The size of the sanction (Rub.).: ***9 375 682***
Sanction implementation status: ***executed***

Date of the sanction imposing: ***31.12.2001***
The body which has imposed the sanction: ***RF MoT***
The reasons of imposing: ***infringement of terms of delivery of settlements (declarations)***
Kind of the sanction: ***fine***
The size of the sanction (Rub.).: ***412 229***
Sanction implementation status: ***executed***

Date of the sanction imposing: ***31.12.2001***
The body which has imposed the sanction: ***FMC***
The reasons of imposing: ***delayed payment***
Kind of the sanction: ***penalty fee***
The size of the sanction (Rub.).: ***228 113***
Sanction implementation status: ***executed***

Date of the sanction imposing: ***31.03.2002***
The body which has imposed the sanction: ***RF MoT***
The reasons of imposing: ***delayed payment***
Kind of the sanction: ***penalty fee***
The size of the sanction (Rub.).: ***47 648***
Sanction implementation status: ***executed***

Date of the sanction imposing: ***30.09.2002***
The body which has imposed the sanction: ***RF MoT***
The reasons of imposing: ***infringement of terms of delivery of settlements (declarations)***
Kind of the sanction: ***fine***
The size of the sanction (Rub.).: ***96 164***
Sanction implementation status: ***executed***

Date of the sanction imposing: ***30.09.2002***
The body which has imposed the sanction: ***RF MoT***
The reasons of imposing: ***infringement of terms of delivery of settlements (declarations)***
Kind of the sanction: ***fine***
The size of the sanction (Rub.).: ***1 897 400***
Sanction implementation status: ***executed***

Date of the sanction imposing: ***30.09.2002***
The body which has imposed the sanction: ***RF MoT***
The reasons of imposing: ***delayed payment***
Kind of the sanction: ***penalty fee***
The size of the sanction (Rub.).: ***5 135 600***
Sanction implementation status: ***executed***

Date of the sanction imposing: ***30.09.2002***
The body which has imposed the sanction: ***PF***
The reasons of imposing: ***delayed payment***
Kind of the sanction: ***penalty fee***
The size of the sanction (Rub.).: ***53 945***
Sanction implementation status: ***executed***

Date of the sanction imposing: ***30.09.2002***
The body which has imposed the sanction: ***PF***
The reasons of imposing: ***delayed payment***
Kind of the sanction: ***penalty fee***
The size of the sanction (Rub.).: ***51 250***
Sanction implementation status: ***executed***

Date of the sanction imposing: ***30.09.2002***
The body which has imposed the sanction: ***PF***
The reasons of imposing: ***delayed payment***
Kind of the sanction: ***fine***
The size of the sanction (Rub.).: ***49 851***
Sanction implementation status: ***executed***

Date of the sanction imposing: ***30.09.2002***
The body which has imposed the sanction: ***PF***
The reasons of imposing: ***delayed payment***
Kind of the sanction: ***fine***
The size of the sanction (Rub.).: ***15 950***
Sanction implementation status: ***executed***

Date of the sanction imposing: ***30.09.2002***
The body which has imposed the sanction: ***FSI***
The reasons of imposing: ***delayed payment***
Kind of the sanction: ***penalty fee***
The size of the sanction (Rub.).: ***31 257***
Sanction implementation status: ***executed***

Date of the sanction imposing: ***30.09.2002***
The body which has imposed the sanction: ***FSI***
The reasons of imposing: ***delayed payment***
Kind of the sanction: ***penalty fee***
The size of the sanction (Rub.).: ***6 890***
Sanction implementation status: ***executed***

Date of the sanction imposing: ***30.09.2002***
The body which has imposed the sanction: ***FSI***
The reasons of imposing: ***delayed payment***
Kind of the sanction: ***fine***
The size of the sanction (Rub.).: ***4 397***
Sanction implementation status: ***executed***

Date of the sanction imposing: ***30.09.2002***
The body which has imposed the sanction: ***FSI***
The reasons of imposing: ***delayed payment***
Kind of the sanction: ***fine***
The size of the sanction (Rub.).: ***2 100***
Sanction implementation status: ***executed***

Date of the sanction imposing: ***30.09.2002***
The body which has imposed the sanction: ***RF MoT***
The reasons of imposing: ***delayed payment***
Kind of the sanction: ***penalty fee***
The size of the sanction (Rub.).: ***685 846***
Sanction implementation status: ***executed***

Date of the sanction imposing: ***30.09.2002***
The body which has imposed the sanction: ***FE***
The reasons of imposing: ***delayed payment***
Kind of the sanction: ***penalty fee***
The size of the sanction (Rub.).: ***2 770***
Sanction implementation status: ***executed***

Date of the sanction imposing: ***30.09.2002***
The body which has imposed the sanction: ***FE***
The reasons of imposing: ***infringement of payment terms***
Kind of the sanction: ***penalty fee***
The size of the sanction (Rub.).: ***840***
Sanction implementation status: ***executed***

Date of the sanction imposing: ***30.09.2002***
The body which has imposed the sanction: ***FMC***
The reasons of imposing: ***delayed payment***
Kind of the sanction: ***penalty fee***
The size of the sanction (Rub.).: ***21 397***
Sanction implementation status: ***executed***

Date of the sanction imposing: ***30.09.2002***
The body which has imposed the sanction: ***FMC***
The reasons of imposing: ***delayed payment***
Kind of the sanction: ***penalty fee***
The size of the sanction (Rub.).: ***1 530***
Sanction implementation status: ***executed***

Date of the sanction imposing: ***30.09.2002***
The body which has imposed the sanction: ***FMC***
The reasons of imposing: ***delayed performance of settlement***
Kind of the sanction: ***fine***
The size of the sanction (Rub.).: ***930***
Sanction implementation status: ***executed***

Date of the sanction imposing: ***30.09.2002***
The body which has imposed the sanction: ***FSI***
The reasons of imposing: ***delayed payment***
Kind of the sanction: ***penalty fee***
The size of the sanction (Rub.).: ***42 857***
Sanction implementation status: ***executed***

Date of the sanction imposing: ***30.09.2002***
The body which has imposed the sanction: ***FE***
The reasons of imposing: ***delayed payment***
Kind of the sanction: ***penalty fee***
The size of the sanction (Rub.).: ***154***
Sanction implementation status: ***executed***

Date of the sanction imposing: ***31.12.2002***
The body which has imposed the sanction: ***RF MoT***
The reasons of imposing: ***delayed payment***
Kind of the sanction: ***penalty fee***
The size of the sanction (Rub.).: ***9 192 999***
Sanction implementation status: ***executed***

Date of the sanction imposing: ***31.12.2002***
The body which has imposed the sanction: ***RF MoT***
The reasons of imposing: ***delayed payment***
Kind of the sanction: ***penalty fee***
The size of the sanction (Rub.).: ***5 135 600***
Sanction implementation status: ***executed***

Date of the sanction imposing: ***31.12.2002***
The body which has imposed the sanction: ***RF MoT***
The reasons of imposing: ***infringement of terms of delivery of settlements (declarations)***
Kind of the sanction: ***fine***
The size of the sanction (Rub.).: ***96 164***
Sanction implementation status: ***executed***

Date of the sanction imposing: ***31.12.2002***
The body which has imposed the sanction: ***FSI***
The reasons of imposing: ***delayed payment***
Kind of the sanction: ***penalty fee***
The size of the sanction (Rub.).: ***11 600***
Sanction implementation status: ***being executed***

Date of the sanction imposing: ***31.12.2002***
The body which has imposed the sanction: ***RF MoT***
The reasons of imposing: ***infringement of terms of delivery of settlements (declarations)***
Kind of the sanction: ***fine***
The size of the sanction (Rub.).: ***5 472 017***
Sanction implementation status: ***executed***

Date of the sanction imposing: ***31.12.2002***
The body which has imposed the sanction: ***PF***
The reasons of imposing: ***delayed payment***
Kind of the sanction: ***penalty fee***
The size of the sanction (Rub.).: ***699 281***
Sanction implementation status: ***executed***

Date of the sanction imposing: ***31.12.2002***
The body which has imposed the sanction: ***PF***
The reasons of imposing: ***delayed payment***
Kind of the sanction: ***penalty fee***
The size of the sanction (Rub.).: ***51 250***
Sanction implementation status: ***executed***

Date of the sanction imposing: ***31.12.2002***
The body which has imposed the sanction: ***PF***
The reasons of imposing: ***delayed payment***
Kind of the sanction: ***fine***
The size of the sanction (Rub.).: ***49 851***
Sanction implementation status: ***executed***

Date of the sanction imposing: ***31.12.2002***
The body which has imposed the sanction: ***PF***
The reasons of imposing: ***delayed payment***
Kind of the sanction: ***fine***
The size of the sanction (Rub.).: ***15 950***
Sanction implementation status: ***executed***

Date of the sanction imposing: ***31.12.2002***
The body which has imposed the sanction: ***FSI***
The reasons of imposing: ***delayed payment***
Kind of the sanction: ***penalty fee***
The size of the sanction (Rub.).: ***42 857***
Sanction implementation status: ***executed***

Date of the sanction imposing: ***31.12.2002***
The body which has imposed the sanction: ***FSI***
The reasons of imposing: ***delayed payment***
Kind of the sanction: ***penalty fee***
The size of the sanction (Rub.).: ***6 890***
Sanction implementation status: ***executed***

Date of the sanction imposing: ***31.12.2002***
The body which has imposed the sanction: ***FSI***
The reasons of imposing: ***delayed payment***
Kind of the sanction: ***penalty fee***
The size of the sanction (Rub.).: ***11 600***
Sanction implementation status: ***executed***

Date of the sanction imposing: ***31.12.2002***
The body which has imposed the sanction: ***FSI***
The reasons of imposing: ***delayed payment***
Kind of the sanction: ***fine***
The size of the sanction (Rub.).: ***4 397***
Sanction implementation status: ***executed***

Date of the sanction imposing: ***31.12.2002***
The body which has imposed the sanction: ***FSI***
The reasons of imposing: ***delayed payment***
Kind of the sanction: ***fine***
The size of the sanction (Rub.).: ***2 100***
Sanction implementation status: ***being executed***

Date of the sanction imposing: ***31.12.2002***
The body which has imposed the sanction: ***FE***
The reasons of imposing: ***delayed payment***
Kind of the sanction: ***penalty fee***
The size of the sanction (Rub.).: ***154***
Sanction implementation status: ***executed***

Date of the sanction imposing: ***31.12.2002***
The body which has imposed the sanction: ***FE***
The reasons of imposing: ***delayed payment***
Kind of the sanction: ***penalty fee***
The size of the sanction (Rub.).: ***2 770***
Sanction implementation status: ***being executed***

Date of the sanction imposing: ***31.12.2002***
The body which has imposed the sanction: ***FE***
The reasons of imposing: ***delayed payment***
Kind of the sanction: ***penalty fee***
The size of the sanction (Rub.).: ***840***
Sanction implementation status: ***not executed***

Date of the sanction imposing: ***31.12.2002***
The body which has imposed the sanction: ***FMC***
The reasons of imposing: ***delayed payment***
Kind of the sanction: ***penalty fee***
The size of the sanction (Rub.).: ***21 397***
Sanction implementation status: ***executed***

Date of the sanction imposing: ***31.12.2002***
The body which has imposed the sanction: ***FMC***
The reasons of imposing: ***delayed payment***
Kind of the sanction: ***penalty fee***
The size of the sanction (Rub.).: ***1 530***
Sanction implementation status: ***being executed***

Date of the sanction imposing: ***31.12.2002***
The body which has imposed the sanction: ***FMC***
The reasons of imposing: ***additional charges of the fee amount***
Kind of the sanction: ***fine***
The size of the sanction (Rub.).: ***930***
Sanction implementation status: ***being executed***

Date of the sanction imposing: ***31.03.2003***
The body which has imposed the sanction: ***RF MoT***
The reasons of imposing: ***delayed declaration submission***
Kind of the sanction: ***fine***
The size of the sanction (Rub.).: ***103 350***
Sanction implementation status: ***being executed***

Date of the sanction imposing: ***31.03.2003***
The body which has imposed the sanction: ***FSI***
The reasons of imposing: ***delayed payment***
Kind of the sanction: ***fine***
The size of the sanction (Rub.).: ***984***
Sanction implementation status: ***executed***

Date of the sanction imposing: ***31.03.2003***
The body which has imposed the sanction: ***FMC***
The reasons of imposing: ***delayed payment***
Kind of the sanction: ***penalty fee***
The size of the sanction (Rub.).: ***22 302***
Sanction implementation status: ***executed***

Date of the sanction imposing: ***31.03.2003***
The body which has imposed the sanction: ***RF MoT***
The reasons of imposing: ***delayed payment***
Kind of the sanction: ***penalty fee***
The size of the sanction (Rub.).: ***1 661 190***
Sanction implementation status: ***being executed***

Date of the sanction imposing: ***30.06.2003***
The body which has imposed the sanction: ***RF MoT***
The reasons of imposing: ***delayed payment***
Kind of the sanction: ***penalty fee***
The size of the sanction (Rub.).: ***1 113 057***
Sanction implementation status: ***executed***

Date of the sanction imposing: ***30.06.2003***
The body which has imposed the sanction: ***RF MoT***
The reasons of imposing: ***delayed declaration submission***
Kind of the sanction: ***fine***
The size of the sanction (Rub.).: ***11 586***
Sanction implementation status: ***executed***

Date of the sanction imposing: ***30.06.2003***
The body which has imposed the sanction: ***FSI***
The reasons of imposing: ***delayed payment***
Kind of the sanction: ***penalty fee***
The size of the sanction (Rub.).: ***5 314***
Sanction implementation status: ***executed***

Date of the sanction imposing: ***30.06.2003***
The body which has imposed the sanction: ***FSI***
The reasons of imposing: ***delayed payment***
Kind of the sanction: ***fine***
The size of the sanction (Rub.).: ***6 358***
Sanction implementation status: ***executed***

Date of the sanction imposing: *30.06.2003*
The body which has imposed the sanction: *FMC*
The reasons of imposing: *delayed payment*
Kind of the sanction: *penalty fee*
The size of the sanction (Rub.).: *22 302*
Sanction implementation status: *executed*

The description of the essence of all litigations proceeding or ended in the accounting quarter which can essentially affect the activity of the issuer:

n/a.

Description of the reasons for checks of the issuer held by the state bodies (proceeding or ended in the accounting quarter) and of auditor checks of the issuer held on demand of his participants (stockholders):

In the 1-st quarter of 2003 the issuer was checked by the Fund of social insurance for the period from 01.01.2000 to 31.12.2002. According to the Report of check dated of 25.02.2003, Ulyanovsk regional division of Russian Federation Fund of social insurance did not accept a part of expenditures at the expense of FSI, due to this the fine was imposed in the amount of 984 rubles.

During the reporting period the Fund of social insurance made three checks of the issuer:
- For the period from 01.01.2001 to 31.12.2002. According to the Report of check № 172 н/с of 21.04.2003, the Central branch of Samara regional division of Russian Federation Fund of social insurance of Tolyatti town did not accept a part of expenditures at the expense of FSI in the amount of 3 081 ruble, due to this the fine was imposed in the amount of 4 408 rubles, and the penalty fee in the amount of 815 rubles.
- For the period from 01.07.2001 to 30.11.2002. According to the Report of check № 38 HC of 14.04.2003, Regional division of RF FSI in the Udmurt Republic did not accept a part of expenditures at the expense of FSI in the amount of 3 404 rubles for obligatory insurance against accidents at production and against occupational disease, no fines and penalty fees were imposed.
- According to the Report of check, Regional division of RF FSI in Maryi El Republic imposed the fine in the amount of 60 rubles and penalty fee in the amount of 240 rubles for obligatory insurance against accidents at production and against occupational disease.

42. Essential facts (events, actions) occurred in the accounting quarter.

Date of occurrence of the fact (event, action): *10.04.2003*
Code: *0100137A10042003*

The issuer management body in which the changes took place:
joint executive body (management board).

Surname, name, patronymic of the person elected to the issuer management body with indication of equity stake in the issuer charter capital:
Evdokimov Oleg Lvovich. Equity stake in the Charter Capital - 0,00016%.
Elkin Sergey Leonidovich. Equity stake in the Charter Capital - 0,04756 %.
Zinoviev Alexander Nikolaevich. Equity stake in the Charter Capital - 0,07907 %.
Zarayiskyi Victor Yakovlevich. Equity stake in the Charter Capital - 0,00983%
Kirillov Alexander Ivanovich. Equity stake in the Charter Capital - 0,06681%
Korolkov Oleg Animpadistovich. Equity stake in the Charter Capital - 0,10259%
Karyukanov Anatolyi Sergeevich. Equity stake in the Charter Capital - 0,01805%.
Kormilitsyna Lyudmila Alekseevna. Equity stake in the Charter Capital - none.
Nazarov Victor Markovich. Equity stake in the Charter Capital - 0,05524%
Popovskyi Valeryi Petrovich. Equity stake in the Charter Capital - 0,01723%.

Popkov Nikolai Ivanovich. Equity stake in the Charter Capital - none.
Sipatova Taisiya Mikhailovna. Equity stake in the Charter Capital - none.
Sklyarov Ivan Petrovich. Equity stake in the Charter Capital – none.
Fomichev Sergey Mironovich. Equity stake in the Charter Capital - 0,00101%
Shubin Ivan Ivanovich. Equity stake in the Charter Capital - 0,01864%
Shchukina Elvira Konstantinovna. Equity stake in the Charter Capital – none.

Surname, name, patronymic of the person whose authorities terminated, with indication of equity stake in the issuer charter capital:
Abashin Vladimir Alexandrovich. Equity stake in the Charter Capital - 0,00829%.
Elyseeva Valentina Ivanovna. Equity stake in the Charter Capital - 0,00415%.
Kuranov Mikhail Andreevich. Equity stake in the Charter Capital - 0,01148%.
Lebedev Alexander Ivanovich. Equity stake in the Charter Capital - none.
Osipova Lyudmila Petrovna. Equity stake in the Charter Capital - 0,00219%.
Tolstonogov Nikolai Ivanovich. Equity stake in the Charter Capital - 0,06737%
Timarev Valeryi Nikolaevich. Equity stake in the Charter Capital - 0,00027%

The date since which the specified changes occurred:
01..04.2003.
The issuer authorized body adopted the resolution which is the basis for the specified changes and the date of its adoption:
Board of directors, minutes № 2
10.04.2003.

Date of occurrence of the fact (event, action): ***10.04.2003***
Code: ***1300137A10042003***

The date of the Board of directors session - 10.04.2003.
11 persons were elected to the Board of directors.
10 persons took part in the voting.

Issues for voting, the results of the voting, complete wordings of the resolutions adopted at the Board of directors session:

V. On the approval of the transaction in carrying out of which there is an interested party, and namely: on concluding the contracts of non-state pension provision with non-state pension fund "Telecom –Soyuz"
Having considered the provided materials the Board of directors decided:
1. Proceeding from the cost of similar kind of services, to ascertain that the cost of services, rendered to the Company by Non-state pension fund "Telecom –Soyuz» under contract № 117/03 of non-state pension provision with quarterly payments in the amount of 4 410 000 rubles, is a market price.
To approve the contract of the Company with Non-state pension fund "Telecom –Soyuz" of non-state pension provision with quarterly payments in the amount of 4 410 000 rubles and target payments in the amount of 4 percent of the amount of quarterly pension payment.
2. Proceeding from the cost of similar kind of services, to ascertain that the cost of services, rendered to the Company by Non-state pension fund "Telecom –Soyuz» under contract № 117p/03 of non-state pension provision with quarterly payments in the amount of 600000 rubles, is a market price.
To approve the contract of the Company with Non-state pension fund "Telecom –Soyuz" of non-state pension provision with quarterly payments in the amount of 600000 rubles and target payments in the amount of 4 percent of the amount of quarterly pension payment.

Voting: " For " - 7; " Against " - none; " Abstain " - 3

In accordance with item 13.7 of the Company's Charter the resolution is adopted by the

majority of votes of the Board of directors members participating in the session.

Date of occurrence of the fact (event, action): *25.04.2003*
Code: *1300137A25042003*

The date of the Board of directors session - 23.04.2003.
11 persons were elected to the Board of directors.
10 persons took part in the voting.

Issues for voting, the results of the voting, complete wordings of the resolutions adopted at the Board of directors session:

IV. On convocation of annual general meeting of OJSC "VolgaTelecom" stockholders

The draft of the resolution for the fourth issue of the agenda put for the voting:
1. To call the annual general meeting of OJSC "VolgaTelecom" stockholders in the form of joint presence.
2. To hold the annual general meeting of the stockholders on June 27,2003 at the address: Nizhny Novgorod, M.Gorky square, Post House.
3. To set the time of the meeting start - 10-00 a.m. (local time).
4. To set the time of the stockholders registration start - 08-00 a.m. (local time) on 27.06.2003.
5. To set May 8,2003 at 18-00 (local time) as the date of making up the list of persons having the right to participate in the annual general meeting of the stockholders.
6. To set the mail address to which the filled ballots may be sent:
603000, Nizhny Novgorod, M.Gorky square, Post House.
Voting: "For" - 7; "Against" - none; "Abstain" - 3

In accordance with item 13.7 of the Company's Charter the resolution is adopted by the majority of votes of the Board of directors members participating in the absentee voting.

V. Approval of the agenda of the annual general meeting of the stockholders.
The draft of the resolution for the fifth issue of the agenda put for the voting:
Approve the following agenda of the annual general meeting of the stockholders:
1. Approval of annual report, of annual accounting, including the report of profits and losses (accounts of profits and losses), distribution of profit and losses of the Company based on the results of the report (2002) fiscal year.
2. On payment of dividends for year 2002, the size, date and form of their payment for the shares of each category.
3. Election of the members of the Board of directors of the Company.
4. Election of the members of the audit committee of the Company.
5. Approval of the auditor of the Company for year 2003.
6. Approval of the Provision on the procedure of carrying out the general meeting of stockholders of the Company in a new wording.
7. Determination of the size of remuneration to the members of the Board of directors of the Company.

Voting: "For" - 10; "Against" - none; "Abstain" - none

In accordance with item 13.7 of the Company's Charter the resolution is adopted by the majority of votes of the Board of directors members participating in the absentee voting.

Date of occurrence of the fact (event, action): *23.04.2003*
Code: *1500137A23042003*

The date of making the decision by the issuer on the date when the list of securities owners is

made up:

April 23,2003

The date when the list of persons, having the right to participate in the annual general meeting of stockholders, is made up:

May 8, 2003

According to Article 42, item 4 of Federal law of 26.12.95 "On joint stock companies", the date of making up the list of persons having the right to participate in the general meeting of stockholders at which a resolution is adopted on the payment of appropriate dividends, is the date of making up the list of persons having the right to get dividends.

Date of occurrence of the fact (event, action): ***28.04.2003***
Code: ***1800137A28042003***

The issuer's body that took the decision on making the transaction (transactions):
OJSC "VolgaTelecom" Board of directors, minutes № 2 of 10.04.2003.

Full company's name, location and mail address of the contracting party and beneficiary under the transaction (transactions)
Non-state pension fund "Telecom – Soyuz",
191121, Russia, Moscow, Plyushchikha str., bld..55, str. 2, office 203.

The date of making the transaction (transactions) :
April 28, 2003.

Description of the transaction (transactions) :
non-state pension provision of OJSC "VolgaTelecom" employees
The transaction (transactions) amounts to 5 010 000 (five million ten thousand) rubles

Date of occurrence of the fact (event, action): ***10.04.2003***
Code: ***0900137A10042003***

The value of balance sheet profit of the issuer on the date of quarter IV of 2002 end:
552 937 thousand rubles

The change of balance sheet profit of the issuer in absolute and percent ratio in quarter I of 2003 versus quarter IV of 2002 is:
77 587 thousand rubles
14,03 %
The increase of the balance sheet profit of the issuer occurred due to:
- *overfulfillment of the plan for proceeds from services realization;*
- *reflection of expenses for corporate payments in quarter IV of 2002 as a whole for the year because of the change of the contract terms and conditions*
- *reduction of non-operating expenses because of the decrease of differences in exchange rates occurred during the contracts payment.*

Date of occurrence of the fact (event, action): ***10.01.2003***
Code: ***0900137A10012003***

The value of balance sheet profit of the issuer on the date of quarter III of 2002 end:

150 710 thousand rubles

The change of balance sheet profit of the issuer in absolute and percent ratio in quarter IV of 2002 versus quarter III of 2002 is:

402 227 thousand rubles
266,9 %

The increase of the balance sheet profit occurred due to the issuer's reorganization in the form of affiliation of 10 regional companies.

Date of occurrence of the fact (event, action): ***10.01.2003***
Code: ***0800137A10012003***

The size of the issuer's assets on the date of quarter III of 2002 end:

3 549 869 thousand rubles

The change of the size of the issuer's assets in absolute and percent ratio in quarter IV of 2002 versus quarter III of 2002 is:

12 082 660 thousand rubles
340,4 %

The change of the assets size resulted from the issuer's reorganization in the form of affiliation of 10 regional companies.

Date of occurrence of the fact (event, action): ***16.05.2003***
Code: ***1300137A16052003***

The date of the Board of directors session - 13.05.2003.
11 persons were elected to the Board of directors.
11 persons took part in the voting.

Issues for voting, the results of the voting, complete wordings of the resolutions adopted at the Board of directors session:

III. Determination of the size of remuneration to the members of the Management board of the Company.

The draft of the resolution for the third issue of the agenda put for voting:
1. Approve the rate (percent) of allocations for calculating quarterly remunerations for the entire structure of the Management board of the Company in the amount of 0.65% of the net profit for the report period based on the data of the accounts.

Voting: "For" - 11; "Against" - none; "Abstain" - none

In accordance with item 13.7 of the Company's Charter the resolution is adopted by the majority of votes of the Board of directors members participating in the absentee voting.

Date of occurrence of the fact (event, action): ***22.05.2003***
Code: ***1300137A22052003***

The date of the Board of directors session - 19.05.2003.

11 persons were elected to the Board of directors.
7 persons participated in the internal part of the session.
4 persons provided their opinion by polling method.

Issues for voting, the results of the voting, complete wordings of the resolutions adopted at the Board of directors session:

III. "Recommendations on dividends payment for year 2002: the size, date, procedure and form of their payment for the shares of each category"

Having considered the provided materials the Board of directors decided:
To recommend to the annual general meeting of the stockholders to pay the dividends for year 2002:
- for common stock in the amount of 0, 7066 ruble per share in cash or in the form of other property in case of a stockholder consent to get the dividends in such a form, the payment starting since 27.07.2003 to 31.12.2003.
- for preferred shares in the amount of 1,7954 ruble per share in cash or in the form of other property in case of a stockholder consent to get the dividends in such a form, the payment starting since 27.07.2003 to 31.12.2003.
Voting: "For" - 11; "Against" - none; "Abstain" - none

VIII. "Approval of the listing of information (materials) provided to the stockholders during the preparation for carrying out of annual general meeting of stockholders of the Company, and the procedure of its provision"

Having considered the provided materials the Board of directors decided:
1. To approve the following listing of information subject to provision to the stockholders during the preparation for carrying out of annual general meeting of stockholders:
- *The Company's annual report for year 2002;*
- *Annual accounts, including the report on profits and losses (account of profits and losses), recommendations on the profits distribution, including the size of the shares dividends and the procedure of their payment, and the Company's losses based on the results of the report (2002) fiscal year;*
- *The opinion of the audit committee of the Company of the results of year 2002;*
- *The opinion of the Company's auditor of the results of year 2002;*
- *Recommendations on the dividends payment for year 2002: the size, date and procedure of their payment for the shares of each category;*
- *The draft of the Provisions on the procedure of carrying out the general meeting of the stockholders of the Company in a new wording;*
- *Information on candidates to the members of the Board of directors of the Company;*
- *Information on the candidates to the Company's auditing committee;*
- *Information on availability or lack of written consent of candidates to stand for the Company's bodies of management and control;*
- *The drafts of resolutions on the issues of the agenda of the general meeting of stockholders.*

2. Since June 5,2003 to provide the persons, having the right to participate in the annual general meeting of stockholders, with the information (materials) in accordance with the approved listing, the information should be provided to the following addresses:
Nizhny Novgorod, M.Gorky square, Post House,
Kirov, Drelevskogo str.,43/1,
Yoshkar-Ola, Sovietskaya str., 138,
Saransk, Bolshevistskaya str.,13,
Orenburg, Volodarskogo str., 11,
Penza, Kuprina str., 1/3,
Samara, Krasnoarmeiskaya str., 17,
Saratov, Kiseleva str., 40,
Ulyanovsk, L.Tolstogo str., 60,
Izhevsk, Pushkinskaya str., 278,

Cheboksary, Lenin avenue, 2,
and also at the site of the Company in the Internet at the address: www.sviazinform.nnov.ru.

Voting: "For" - 11; "Against" - none; "Abstain" - none

IX. "Defining of the procedure of notice on holding annual general meeting of stockholders. Approval of the text of the notice on holding annual general meeting of stockholders"

Having considered the provided material, the Board of directors decided:
1. To approve the text of the notice on holding annual general meeting of stockholders
2. The notice on holding annual general meeting of stockholders of the Company be published in the newspaper "Rossiiskaya gazeta" not later than May 28, 2003.
3. The notice on holding annual general meeting of stockholders and ballots for voting should be sent by registered letter not later than May 28, 2003 to the persons, indicated in the list of persons having the right to participate in annual general meeting of stockholders.

Voting: "For" - 11; "Against" - none; "Abstain" - none

X. "Approval of the form and the text of the ballots for voting on the issues of the agenda of the annual general meeting of stockholders"

Having considered the provided material, the Board of directors decided:
1. To approve the form and the text of the ballots for voting at the annual general meeting of stockholders of the Company.
Voting: "For" - 11; "Against" - none; "Abstain" - none

XIII. "On approval of the transaction in making of which there is an interested party, and namely on conclusion of contracts of financial lease (leasing) with OJSC "RTK-Leasing" for the acquisition of switching equipment of CJSC "JV BETO-HUAWEI" for Orenburg branch (ATX-27 Orsk town)"

Having considered the provided material, the Board of directors decided:
1. To define that proceeding from the market cost of similar services, the price of services rendered to the Company under contract № 738-204-03 with OJSC "RTK-Leasing" amounts to 35 328 220 rubles (VAT including), the price is calculated on the basis of the total leasing rate of 19,22% per year, the rate includes the cost of financing and remuneration of the Lessor.
2. To approve the conclusion of the transaction in which there is an interested party – the contract of financial lease (leasing) of movable property № 738-204-03 with OJSC "RTK-Leasing" on the following essential terms and conditions:
- *The amount of leasing payments - 35 328 220 rubles (VAT including);*
- *The contract's subject – leasing of telecommunications equipment of CJSC "JV BETO-HUAWEI" for Orenburg branch (ATX-27 Orsk town, the list of the equipment is attached to the minutes;*
- *The term of leasing - 40 months;*
- *The equipment delivery date – in the 3-d quarter of year 2003;*

Under the condition of the equipment property right transition to the leaser upon payment of all leasing payments.

Voting: "For" - 6; "Against" - 3; "Abstain" - none
(Bobin M.V.., Dudchenko V.V., Fedorov O.P.)

In accordance with Article 83 of the Federal law "On joint stock companies" Yurchenko E.V. and Lyulin V.F. do not participate in the voting on this issue.
In accordance with item 13.7 of the Company's Charter the resolution is adopted by the majority of votes of the Board of directors members participating in the absentee voting.

Date of occurrence of the fact (event, action): ***23.05.2003***
Code: ***1100137A23052003***

Kind of securities, series, tranche of series of bonds for which the income is accrued and paid:

Documentary interest bearer bonds of BT-1 series
(state registration number 4-43-00137-A of 24.01.2003)

the date of bonds income payment:
23.05.2003

The size of interest paid per one bond of the specified series
4,75 %

Total number of bonds of one series (tranche of series) for which the income was paid:
1 000 000 pieces

The form of securities income payment:
monetary resources

Date of occurrence of the fact (event, action): ***30.06.2003***
Code: ***1100137A30062003***

Kind and series of securities:
registered bonds, series 1 - C
(state registration number 4 - 27 - 00137 - A of 25.10.2002)

The date of bonds income charging:
30.06.2003

The period of bonds income payment:
30.06.2003 – the date of payment start,
30.06.2005 – the date of payment end

The size of income (percent) charged and paid per one bond:
1 % per year of the face value

Total number of bonds for which the income is charged and paid:
143 440 pieces

The form of payment of income charged on bonds:
monetary resources

Date of occurrence of the fact (event, action): ***29.06.2003***
Code: ***1100137A29062003***

Kind and series of securities:
registered bonds of 1 - Y series
(state registration number 4 - 33 - 00137 - A of 25.10.2002)

The date of bonds income charging:
29.06.2003

The period of bonds income payment:
29.06.2003 - the date of payment start,
29.06.2004 - the date of payment end

The size of income (percent) charged and paid per one bond:
0,1 % of the bond's face value

Total number of bonds for which the income is charged and paid:
18 246 pieces

The form of payment of income charged on bonds:
monetary resources

Date of occurrence of the fact (event, action): *27.06.2003*
Code: *1100137A27062003*

Kind, category (type) of securities on which the income was charged:
- A type preferred share with the face value of 5 rubles,
- common stock with the face value of 5 rubles.

The date when the issuer made the decision to pay dividends on the shares:
27.06.2003

The issuer's body that made the decision to pay dividends on the shares:
annual general meeting of stockholders

The size of dividend charged for
one preferred share of A type - 1,7954 ruble,
one common stock - 0,7066 ruble.

Total number of shares of one category (type) for which the income was charged:
81 983 404 – A type preferred shares,
245 969 590 – common stocks.

The date and the form of payment of dividends charged on A type preferred shares:
to pay the dividends for year 2002 in monetary resources or in the form of other property in case of stockholder consent to get dividends in such a form, starting from 27.07.2003 to 31.12.2003.

The date and the form of payment of dividends charged on common stocks:
to pay the dividends for year 2002 in monetary resources or in the form of other property in case of stockholder consent to get dividends in such a form, starting from 27.07.2003 to 31.12.2003.

Date of occurrence of the fact (event, action): *27.06.2003*
Code: *0100137A27062003*

The issuer's management body that undergone changes:
The Board of directors (supervisory council).

Surname, name, patronymic of the person elected to the issuer management body-the Board of directors with indication of equity stake in the issuer charter capital

Bobin Maxim Victorovich. Equity stake in the Charter Capital - none.
Grigorieva Alla Borisovna. Equity stake in the Charter Capital - 0,00061%..
Dudchenko Vladimir Vladimirovich. Equity stake in the Charter Capital - none.
Zabuzova Elena Victorovna. Equity stake in the Charter Capital - none..
Lopatin Alexander Vladimirovich. Equity stake in the Charter Capital - none.
Lyulin Vladimir Fedorovich. Equity stake in the Charter Capital - 0,18588%.
Romskyi Georgyi Alekseevich. Equity stake in the Charter Capital - none.
Savchenko Victor Dmitrievich. Equity stake in the Charter Capital - none.
Fedorov Oleg Romanovich. Equity stake in the Charter Capital - none.
Chernogorodskyi Sergey Valerievich. Equity stake in the Charter Capital - none.
Yurchenko Evgenyi Valerievich. Equity stake in the Charter Capital - none.

Surname, name, patronymic of the person whose authorities terminated, with indication of equity stake in the issuer charter capital:

Kozin Vladimir Vladimirovich. Equity stake in the Charter Capital - none.

The date since which the specified changes occurred:
27.06.2003

The issuer's authorized body that made the decision which is the ground for the specified changes and the date of its making:
annual general meeting of stockholders, minutes № 3
27.06.2003

Date of occurrence of the fact (event, action): *10.07.2003*
Code: *1200137A10072003*

Kind of the general meeting:
annual general meeting of stockholders

The date of the general meeting holding:
June 27, 2003 at 10 - 00

Location of the general meeting holding:
Nizhny Novgorod, M.Gorky square, Post House

The form of the general meeting holding:
joint presence

Quorum of the general meeting:

As of 10 a.m. 2 158 stockholders and their authorized representatives registered, who in total possess 166 853 187 votes, among them 2 034 stockholders possessing in total 12 290 649 votes, represented by ballots for voting obtained by the Company not later than two days prior to the date of the meeting, among them:

- the number of votes, belonging to the members of the Board of directors or to the persons occupying the posts in the Company's management bodies, is 1 988 529 votes;

- the number of votes, belonging to the stockholders having the right to vote on issues №1, №2, № 3, №5, №6, №7 of the agenda of the meeting, is 166 853 187 votes or 67,83 % of the total number of the Company's placed voting shares, excluding the voting shares acquired (purchased) by the Company;

- the number of votes, belonging to the stockholders having the right to vote on issue №4 of the agenda of the meeting "Election of the members of the Auditing committee", is 164 864 658

votes or 67,58 % of the total number of the Company's placed voting shares, excluding the voting shares acquired (purchased) by the Company and also excluding the voting shares belonging to the members of the Board of directors or to the persons occupying the posts in the Company's management bodies. The quorum for adopting the resolutions on all the issues of the agenda of the annual general meeting of stockholders of OJSC "VolgaTelecom" is present.

The issues put for voting, the results of the voting on them, complete wordings of the resolutions adopted by the general meeting:

1. "Approval of the annual report, annual accounting, including profits and losses report (profits and losses accounts), distribution of profit and losses of the Company based on the results of the report (2002) fiscal year":

Final results of the voting:

	Number of votes	% of the total number of votes of stockholders participating in the meeting and having the right to vote on the given issue of the agenda
For	166 991 054	84,81 %
Against	4 544	0,00 %
Abstain	1 513 590	0,77 %

The resolution is accepted: "Approve the annual report, annual accounting, including profits and losses report (profits and losses accounts), distribution of profit and losses of the Company based on the results of the report (2002) fiscal year "

2. "On payment of dividends for year 2002, the size and the form of their payment on the shares of each category".

Final results of the voting:

	Number of votes	% of the total number of votes of stockholders participating in the meeting and having the right to vote on the given issue of the agenda
For	167 946 496	85,29 %
Against	5 355	0,00 %
Abstain	18 638	0,01 %

The resolution is accepted: "Pay the dividends for year 2002:

- on common stocks in the amount of 0,7066 ruble per share in monetary resources or in the form of other property in case of stockholder consent to get dividends in such a form, starting from 27.07.2003 to 31.12.2003

- on preferred shares in the amount of 1,7954 ruble per share in monetary resources or in the form of other property in case of stockholder consent to get dividends in such a form, starting from 27.07.2003 to 31.12.2003"

3. "Election of the members of the Board of directors of the Company".

Final results of the voting:

№	Surname, name, patronymic	Number of votes
1	Bobin Maxim Victorovich	172 759 095
2	Grigorieva Alla Borisovna	180 245 056
3	Dudchenko Vladimir Vladimirovich	202 529 954
4	Zabuzova Elena Victorovna	180 046 886
5	Lopatin Alexander Vladimirovich	180 190 239
6	Lyulin Vladimir Fedorovich	213 931 866
7	Romskyi Georgyi Alekseevich	180 025 265
8	Savchenko Victor Dmitrievich	180 100 848
9	Fedorov Oleg Romanovich	234 742 709
10	Chernogorodskyi Sergey Valerievich	180 029 654
11	Yurchenko Evgenyi Valerievich	205 854 857

The resolution is accepted: "Elect the members of the Board of directors of the Company: 1. Bobin Maxim Victorovich 2. Grigorieva Alla Borisovna 3. Dudchenko Vladimir Vladimirovich 4. Zabuzova Elena Victorovna 5. Lopatin Alexander Vladimirovich 6. Lyulin Vladimir Fedorovich 7. Romskyi Georgyi Alekseevich 8. Savchenko Victor Dmitrievich 9. Fedorov Oleg Romanovich 10. Chernogorodskyi Sergey Valerievich 11. Yurchenko Evgenyi Valerievich. "

4. "Election of the members of the Company's auditing committee".

Final results of the voting:

№	Surname, name, patronymic	Number of votes
1	Belyaev Konstantin Vladimirovich	149 261 159
2	Greseva Lyubov Alexandrovna	149 185 335
3	Podosinov Sergey Vladimirovich	149 240 644
4	Tareeva Larisa Valerievna	149 187 039
5	Feklin Alexander Vasilievich	149 189 126

The resolution is accepted: "Elect the Company's auditing committee in the following structure:
1. Belyaev Konstantin Vladimirovich
2. Podosinov Sergey Vladimirovich
3. Feklin Alexander Vasilievich
4. Tareeva Larisa Valerievna
5. Greseva Lyubov Alexandrovna. "

5. "Approval of the Company's auditor for year 2003".

Final results of the voting:

	Number of votes	% of the total number of votes of stockholders participating in the meeting and having the right to vote on the given issue of the agenda
For	166 790 636	84.70 %
Against	73 678	0.04 %
Abstain	1 629 164	0,83 %

The resolution is accepted: "Approve CJSC "Ernst & Young Vneshaudit" as the Company's auditor for year 2003".

6. "Approval of the Provisions on the procedure of carrying out the general meeting of the stockholders of the Company in a new wording".

Final results of the voting:

	Number of votes	% of the total number of votes of stockholders participating in the meeting and having the right to vote on the given issue of the agenda
For	165 870 752	84,24 %
Against	2 464 716	1,25 %
Abstain	173 683	0.09 %

The resolution is accepted: "Approve the Provisions on the procedure of carrying out the general meeting of the stockholders of the Company in a new wording."

7. "Determination of the size of remuneration to the members of the Board of directors of the Company".

Final results of the voting:

	Number of votes	% of the total number of votes of stockholders participating in the meeting and having the right to vote on the given issue of the agenda
For	162 747 689	82,65 %
Against	1 685 400	0.86 %

Abstain 2 444 121 1,24 %

The resolution is accepted: "Approve the following rates (percent) of allocations for calculating quarterly and annual remuneration to the members of the Board of directors:
- *in the amount of 0,006% of the proceeds of the Company from the sales of goods, products, works, services for the report quarter based on the data of the Company's accounting to each member of the Board of directors;*
- *in the amount of 0,4% of the net profit of the Company for the report period based on the data of the Company's accounting to the entire structure of the Board of directors of the Company."*

43. Information on reorganization of the issuer, its affiliated and dependent companies.

The Issuer, its affiliated and dependent companies did not undergo reorganization in the report quarter.

44. Additional essential general information on the issuer.

n/a.

B. Data on financial and economic activity of the issuer

45. The annual accounting for the last three fiscal years.

For the current accounting period it is not provided.

46. The accounting statements of the issuer for the accounting quarter.

See the Appendix.

47. The facts which have entailed increase or decrease of the size of assets of the issuer of more than 10 percent in the accounting quarter.

The said facts did not take place

The size of the issuer's assets on the date of the end of the quarter previous to the report one: *16 984 928 000 rubles*

The size of the issuer's assets on the date of the report quarter end: *17 853 756 000 rubles*

48. The facts which have entailed the increase of the profit (losses) of the issuer in the accounting quarter of more than 20 percent versus the prior quarter.

Date of occurrence of the fact (facts): *10.07.2003*

Description: *The value of the balance sheet profit of the issuer on the date of the end of quarter I of year 2003:*

630 524 000 rubles

The change of the balance sheet profit of the issuer in terms of % in quarter II of year 2003 versus quarter I of year 2003 is

22,3 %

The decrease of the balance sheet profit in quarter II of year 2003 occurred due to:
- *the increase of the exchange rate of foreign currencies, as a result the losses on charged and summed differences increased;*
- *the increase of expenses for the services of the bonded loan placement;*
- *the increase of expenses for remuneration of labor with the start of holiday period;*

- the increase of material costs due to the start of repair works.

The absolute change of the profit (losses) for the report quarter versus the profit (losses) of the issuer for the quarter preceding the report one: ***-140 888 000 rubles***

The value of profit (losses) of the issuer for the quarter preceding the report one: ***630 524 000 rubles***

The value of profit (losses) of the issuer for the report quarter: ***489 636 000 rubles***

49. The information on formation and use of reserve and other special funds of the issuer.

See the appendix.

50. Transactions of the issuer in the accounting quarter the size of which makes 10 percent or more from the assets of the issuer on the end of the quarter prior to the accounting quarter.

The said transactions did not take place.

51. Information on assignment of funds raised by the issuer as a result of placement of issued securities.

The specified directions of use of funds in the accounting quarter n/a.

52. Borrowed funds received by the issuer and his affiliated companies in the accounting quarter.

The data on the amount of borrowed funds received by the issuer on the end of the report quarter:

Parameter's description	Balance on the year start (rubles)	Received (rubles)	Repaid (rubles)	Balance on the report quarter end (rubles)
Long-term credits of banks	226 982 000	12 827 000	93 180 000	146 629 000
Including not repaid in time				
Other long-term loans	142 136 000	1 015 349 000	56 295 000	1 101 190 000
Including not repaid in time				
Short-term credits of banks	781 694 000	62 379 900	561 706 000	889 357 000
Including not repaid in time				
Credits of banks for employees				
Including not repaid in time				
Other short-term loans	163 312 000	36 488 000	6 256 000	193 544 000
Including not repaid in time				

The data on the amount of borrowed funds received by the issuer and its affiliated companies during the last year:

Parameter's description	Balance on the year start (rubles)	Received (rubles)	Repaid (rubles)	Balance on the report quarter end (rubles)
Long-term credits of banks	97 863 000	328 919 000	163 840 000	262 942 000
Including not repaid in time				
Including for:				
Other long-term loans	160 736 000	47 061 000	91 213 000	116 584 000
Including not repaid in time				
Including for:				
Short-term credits of banks	466 422 000	1 726 668 000	1 365 826 000	827 264 000
Including not repaid in time	20 910 000	33 706 000	19 589 000	35 027 000
Including for:				
Credits of banks for employees				
Including not repaid in time				
Including for:				
Other short-term loans	182 977 000	92 693 000	184 776 000	90 894 000
Including not repaid in time	23 773 000	16 152 000		39 925 000
Including for:				

53. Accounts receivable, payable of the issuer and its affiliated companies for the report quarter.

The data on the amount of accounts receivable, payable of the issuer on the report quarter end:

Parameter's description	Balance on the year start (rubles)	Received (rubles)	Repaid (rubles)	Balance on the report quarter end (rubles)
1) Accounts receivable:				
Short-term	1 195 184 000	10 911 056 000	10 411 247 000	1 694 993 000
Including the delayed ones	535 133 000	4 248 999 000	4 482 721 000	301 411 000
Among them with the duration of over 3 months	320 395 000	3 866 789 000	3 795 578 000	391 606 000
Including for:				
Long-term	27 343 000	273 888 000	247 928 000	53 303 000
Including the delayed ones				
Among them with the duration of over 3 months				
Including for:				
2) Accounts payable:				
Short-term	2 078 011 000	10 507 702 000	10 463 859 000	2 121 854 000
Including the delayed ones	233 219 000	528 277 000	479 725 000	282 071 000
Among them with the duration of over 3 months	105 613 000	224 870 000	265 826 000	64 657 000
Including for:				
Long-term	470 370 000	556 853 000	162 318 000	864 905 000
Including the delayed ones				
Among them with the duration of over 3 months				
Including for:				
Security:				
Received		1 459 000		1 459 000
Including from third parties				
Including for:				
Allocated	1 903 425 000	2 129 600 000	425 768 000	3 607 257 000
Including to third parties				
Including for:				
3) Movement of bills:				
Issued bills	12 310 000		803 000	11 507 000
Including overdue ones				
Including for:				
Received bills	1 666 000	825 000	1 813 000	678 000
Including overdue ones				
Including for:				

The data on the amount of accounts receivable, payable of the issuer and its affiliated companies on the past year end:

Parameter's description	Balance on the year start (rubles)	Received (rubles)	Repaid (rubles)	Balance on the report quarter end (rubles)
1) Accounts receivable:				
Short-term	1 280 670 000	31 618 511 000	31 433 500 000	1 465 681 000
Including the delayed ones	530 488 000	8 775 417 000	8 770 772 000	535 133 000
Among them with the duration of over 3 months	328 349 000	4 786 166 000	4 794 120 000	320 395 000
Including for:				
Long-term	13 672 000	35 062 000	25 076 000	23 658 000
Including the delayed ones				
Among them with the duration of over 3 months				
Including for:				
2) Accounts payable:				
Short-term	1 203 774 000	32 385 810 000	31 551 054 000	2 038 530 000
Including the delayed ones	122 806 000	6 103 550 000	5 993 137 000	233 219 000

Among them with the duration of over 3 months	84 905 000	3 710 668 000	3 689 960 000	105 613 000
Including for:				
Long-term	327 543 000	1 105 053 000	921 875 000	510 631 000
Including the delayed ones				
Among them with the duration of over 3 months				
Including for:				
Security:				
Received	18 242 000	1 758 000	20 000 000	
Including from third parties	1 742 000	1 758 000	303 500 000	
Including for:				
Allocated	1 209 550 000	1 797 671 000	1 103 796 000	1 903 425 000
Including to third parties	88 311 000	380 907 000	150 546 000	318 672 000
Including for:				
3) Movement of bills:				
Issued bills				
Including overdue ones				
Including for:				
Received bills				
Including overdue ones				
Including for:				

54. Financial investments of the issuer.

The data on financial investments of the issuer on the report quarter end:

Parameter description	The size of investments on the report quarter end (rubles)		
	Short-term (up to 1 year)	Long-term (over 1 year)	total
Investments to state securities of Russian Federation			
Investments to state securities of subjects of Russian Federation			
Investments to securities of local self-government bodies			
Investments to shares, equity of other organizations	-	21 617 529	21 617 529
Investments to bonds and other liabilities	-	5 526 719	5 526 719
Other provided loans	1 830 000	-	1 830 000
Investments to affiliated companies of the issuer	-	2 130 000	2 130 000
Investments to dependent companies of the issuer	-	17 614 323	17 614 323

Financial investments into organizations which had been liquidated in accordance with the procedure established by Russian Federation legislation			
Organization's name	**Liquidation date**	**The agency that made the decision on liquidation**	**The size of investments (rubles)**
Total			-

Financial investments into organizations which were recognized as bankrupts in accordance with the procedure established by Russian Federation legislation			
Organization's name	**Liquidation date**	**The agency that made the decision on liquidation**	**The size of investments (rubles)**
Total			-

The amount of the issuer's assets on the date of the report quarter end (rubles)	17 853 756 000

Financial investments into organizations, the investments to which make 10 or more percent of the issuer's assets on the date of the report quarter end		
Organization's name	**Amount of**	**Share in assets**

	investments (rubles)	
Total	-	0 %

The data on financial investments of the issuer and its affiliated companies on the end of the past year:

Parameter description	The size of investments on the report quarter end (rubles)		
	Short-term (up to 1 year)	Long-term (over 1 year)	Total
Investments to state securities of Russian Federation			
Investments to state securities of subjects of Russian Federation			
Investments to securities of local self-government bodies			
Investments to shares, equity of other organizations	-	55 700 000	55 700 000
Investments to bonds and other liabilities	-	11 526 000	11 526 000
Other provided loans	1 935 000	-	1 935 000
Investments to affiliated companies of the issuer	-	2 138 000	2 138 000
Investments to dependent companies of the issuer	-	33 180 000	33 180 000

Financial investments into organizations which had been liquidated in accordance with the procedure established by Russian Federation legislation			
Organization's name	Liquidation date	The agency that made the decision on liquidation	The size of investments (rubles)
Total			-

Financial investments into organizations which were recognized as bankrupts in accordance with the procedure established by Russian Federation legislation			
Organization's name	Liquidation date	The agency that made the decision on liquidation	The size of investments (rubles)
Total			-

The amount of the issuer's assets on the date of the report quarter end (rubles)	

Financial investments into organizations, the investments to which make 10 or more percent of the issuer's assets on the date of the report quarter end		
Organization's name	Amount of investments (rubles)	Share in assets
Total	-	

55. Other essential information on financial and economic activity of the issuer

Other essential information on financial and economic activity of the issuer, except for the submitted one is n/a.

C. The data on securities of the issuer

56. Information on shares of the issuer.

Issue serial number: ***1***

Category: ***ordinary***

Securities form: ***nominal paperless***

Face value of one valuable paper of the issue: ***500***

Amount of securities of the issue: ***567 830***

Total amount of the issue: ***283 915 000***

Information on the state registration of the issue:
Registration date: ***28.12.1993***
Regitration number: ***32-1П-755***
The state registration body: ***Financial bodies***

Method of placement: ***according to the privatization plan***
Period of placement: ***24.01.1994 to 10.11.1994***

The current status of the issue: ***all securities of the issue are extinguished (cancelled)***
The amount of actually placed securities according to the registered report on the results of the issue: ***567 830***

Information on the state registration of the report on the results of the issue:
Registration date: ***7.05.1996***
The state registration body: ***Financial bodies***

Restrictions in circulation of securities of the issue (if available):
Do not circulate in the secondary market as they were cancelled

Market information on securities of the issue:
There are no such markets, as all securities of the specified issue have been cancelled.

Additional essential information on securities of the issue:
All securities of the first issue have been cancelled in connection with registration of securities of the second issue by the Resolution of Department of the finance of Administration of Nizhny Novgorod Region № 05-14 of 30.09.96 according to item 4.1 of the letter of the Ministry of Finance of Russian Federation of 20.09.96.

Issue serial number: ***1***
Category: ***preferred***
Share Type: ***A***
Securities form: ***nominal paperless***
Face value of one valuable paper of the issue: ***500***

Amount of securities of the issue: ***194 462***
Total amount of the issue: ***97 231 000***

Information on the state registration of the issue:
Registration date: ***28.12.1993***
Regitration number: ***32-1П-755***
The state registration body: ***Financial bodies***

Method of placement: ***according to the privatization plan***
Period of placement: ***from 24.01.1994 to 10.11.1994***

Current status of the issue: ***all securities of issue are extinguished (cancelled)***
Amount of actually placed securities according to the registered report on the results of the issue: ***194 462***

Information on the state registration of the report on the results of the issue:
Registration date: ***7.05.1996***
The state registration body: ***Financial bodies***

Restrictions in circulation of securities of the issue (if available):
Do not circulate in secondary market because they have been cancelled.

Market information on securities of the issue:
There are no such markets, as all the securities of the specified issue have been cancelled.

Additional essential information on securities of the issue:
The information is not provided, as all the papers of the specified issue have been cancelled in connection with registration on 30.09.1996 of the second equity issue of the issuer (the Notice of Department of the finance of Administration of Nizhny Novgorod Region of 30.09.1996, № 05-14)

Issue serial number: ***1***
Category: ***preferred***
Type of shares: ***B***
Securities form: ***nominal paperless***
Face value of one valuable paper of the issue: ***500***

Amount of securities of the issue: ***15 558***
Amount of securities of the issue: ***7 779 000***

Information on the state registration of the issue:
Registration date: ***28.12.1993***
Regitration number: ***32-1П-755***
The state registration body: ***Financial bodies***

Method of placement: ***according to the privatization plan***
Period of placement: ***from 24.01.1994 to 10.11.1994***

Current status of the issue: ***all securities of the issue are extinguished (cancelled)***
Amount of actually placed securities according to the registered report on the results of the issue: ***15 558***

Information on the state registration of the report on the results of the issue:
Registration date: ***7.05.1996***
The state registration body: ***Financial bodies***

Restrictions in circulation of securities of the issue (if available):
Do not circulate in secondary market because they were cancelled.

Market information on securities of the issue:
There are no such markets, as all the securities of the specified issue have been cancelled.

Additional essential information on securities of the issue:
All preferred shares of B type were automatically converted into common stock. All papers of the specified issue were cancelled in connection with registration of the second equity issue by the issuer on 30.09.96 (the Notice of Department of finance of Administration of Nizhny Novgorod Region of 30.09.1996, № 05-14).

Issue serial number: *2*
Category: ***ordinary***
Securities form: ***nominal paperless***
Face value of one valuable paper of the issue: *5*

Amount of securities of the issue: *87 508 200*
Total amount of the issue: ***437 541 000***

Information on the state registration of the issue:
Registration date: ***30.09.1996***
Regitration number: ***32-1-1375***
The state registration body: ***Financial bodies***

Method of placement: ***distribution among stockholders***
Period of placement: ***from 15.10.1996 to 15.10.1996***

Current status of the issue: ***placement is completed***
Amount of actually placed securities according to the registered report on the results of the issue:
87 508 200

Information on the state registration of the report on the results of the issue:
Registration date: ***12.11.1996***
The state registration body: ***Financial bodies***

Restrictions in circulation of securities of the issue (if available):
No restrictions in circulation.

Market information on securities of the issue:
Non-commercial Partnership "Stock exchange of Russian Trading System"

Additional essential information on securities of the issue:
On 3.11. 1997 Common stock of the issuer represented by non-sponsored level 1 ADRs are issued. One ADR represents 2 shares. The ADRs are circulated at the USA over-the-counter market, at the Berlin and Frankfurt stock exchanges. As of 01.07.2003 9 189 565 ADRs are issued.

Issue serial number: *2*
Category: ***preferred***
Share Type: *A*
Securities form: ***nominal paperless***
Face value of one valuable paper of the issue: *5*

Amount of securities of the issue: ***29 169 300***
Total amount of the issue: ***145 846 500***

Information on the state registration of the issue:
Registration date: ***30.09.1996***
Regitration number: ***32-1-1375***
The state registration body: ***Financial bodies***

Method of placement: ***distribution among stockholders***
Period of placement: ***from 15.10.1996 to 15.10.1996***

Current status of the issue: ***placement is completed***
Amount of actually placed securities according to the registered report on the results of the issue:
29 169 300

Information on the state registration of the report on the results of the issue:
Registration date: ***12.11.1996***
The state registration body: ***Financial bodies***

Restrictions in circulation of securities of the issue (if available):
No restrictions in circulation of securities.

Market information on securities of the issue:
Non-commercial Partnership "Stock exchange of Russian Trading System"

Additional essential information on securities of the issue:
Other essential information n/a.

Issue serial number: *3*
Category: ***ordinary***
Securities form: ***nominal paperless***
Face value of one valuable paper of the issue: *5*

Amount of securities of the issue: ***49 211 916***
Total amount of the issue: ***246 059 580***

Information on the state registration of the issue:
Registration date: ***25.10.2002***

Regitration number: ***1-03-00137-A***
The state registration body: ***Federal Commission for the Securities Market of Russia***

Method of placement: ***converting by reorganization***
Period of placement: ***from 30.11.2002 to 30.11.2002***

Current status of the issue: ***placement is completed***
Amount of actually placed securities according to the registered report on the results of the issue:
49 211 737

Information on the state registration of the report on the results of the issue:
Registration date: *24.01.2003*
The state registration body: ***Federal Commission for the Securities Market of Russia***

Restrictions in circulation of securities of the issue (if available):
No restrictions in circulation of the ussue securities.

Market information on securities of the issue:
Non-commercial Partnership "Stock exchange of Russian Trading System"

Additional essential information on securities of the issue:
n/a

Issue serial number: *3*
Category: ***preferred***
Share Type: ***A***
Securities form: ***nominal paperless***
Face value of one valuable paper of the issue: ***5***

Amount of securities of the issue: ***16 403 972***
Amount of securities of the issue: ***82 019 860***

Information on the state registration of the issue:
Registration date: *25.10.2002*
Regitration number: ***2-03-00137-A***
The state registration body: ***Federal Commission for the Securities Market of Russia***

Method of placement: ***converting by reorganization***
Period of placement: ***from 30.11.2002 to 30.11.2002***

Current status of the issue: ***placement is completed***
Amount of actually placed securities according to the registered report on the results of the issue:
16 403 965

Information on the state registration of the report on the results of the issue:
Registration date: *24.01.2003*
The state registration body: ***Federal Commission for the Securities Market of Russia***

Restrictions in circulation of securities of the issue (if available):

No restrictions in circulation of the ussue securities.

Market information on securities of the issue:
Non-commercial Partnership "Stock exchange of Russian Trading System"

Additional essential information on securities of the issue:
n/a

Issue serial number: ***3***
Category: ***ordinary***
Securities form: ***nominal paperless***
Face value of one valuable paper of the issue: ***5***

Amount of securities of the issue: ***20 832 842***
Total amount of the issue: ***104 164 210***

Information on the state registration of the issue:
Registration date: ***25.10.2002***
Regitration number: ***1-04-00137-A***
The state registration body: ***Federal Commission for the Securities Market of Russia***

Method of placement: ***converting by reorganization***
Period of placement: ***from 30.11.2002 to 30.11.2002***

Current status of the issue: ***placement is completed***
Amount of actually placed securities according to the registered report on the results of the issue:
20 832 688

Information on the state registration of the report on the results of the issue:
Registration date: ***24.01.2003***
The state registration body: ***Federal Commission for the Securities Market of Russia***

Restrictions in circulation of securities of the issue (if available):
No restrictions in circulation of the ussue securities.

Market information on securities of the issue:
Non-commercial Partnership "Stock exchange of Russian Trading System"

Additional essential information on securities of the issue:
n/a

Issue serial number: ***3***
Category: ***preferred***
Share Type: ***A***
Securities form: ***nominal paperless***
Face value of one valuable paper of the issue: ***5***

Amount of securities of the issue: ***6 944 233***
Total amount of the issue: ***34 721 165***

Information on the state registration of the issue:
Registration date: ***25.10.2002***
Regitration number: ***2-04-00137-A***
The state registration body: ***Federal Commission for the Securities Market of Russia***

Method of placement: ***converting by reorganization***
Period of placement: ***from 30.11.2002 to 30.11.2002***

Current status of the issue: ***placement is completed***
Amount of actually placed securities according to the registered report on the results of the issue:
6 944 148

Information on the state registration of the report on the results of the issue:
Registration date: ***24.01.2003***
The state registration body: ***Federal Commission for the Securities Market of Russia***

Restrictions in circulation of securities of the issue (if available):
No restrictions in circulation of the ussue securities.

Market information on securities of the issue:
Non-commercial Partnership "Stock exchange of Russian Trading System"

Additional essential information on securities of the issue:
n/a

Issue serial number: ***3***
Category: ***ordinary***
Securities form: ***nominal paperless***
Face value of one valuable paper of the issue: ***5***

Amount of securities of the issue: ***25 767 122***
Total amount of issue: ***128 835 610***

Information on the state registration of the issue:
Registration date: ***25.10.2002***
Regitration number: ***1-05-00137-A***
The state registration body: ***Federal Commission for the Securities Market of Russia***

Method of placement: ***converting by reorganization***
Period of placement: ***from 30.11.2002 to 30.11.2002***

Current status of the issue: ***placement is completed***
Amount of actually placed securities according to the registered report on the results of the issue:
25 767 099

Information on the state registration of the report on the results of the issue:
Registration date: ***24.01.2003***
The state registration body: ***Federal Commission for the Securities Market of Russia***

Restrictions in circulation of securities of the issue (if available):
No restrictions in circulation of the ussue securities.

Market information on securities of the issue:
Non-commercial Partnership "Stock exchange of Russian Trading System"

Additional essential information on securities of the issue:
n/a

Issue serial number: ***3***
Category: ***preferred***
Share Type: ***A***
Securities form: ***nominal paperless***
Face value of one valuable paper of the issue: ***5***

Amount of securities of the issue: ***8 589 041***
Total amount of the issue: ***42 945 205***

Information on the state registration of the issue:
Registration date: ***25.10.2002***
Regitration number: ***2-05-00137-A***
The state registration body: ***Federal Commission for the Securities Market of Russia***

Method of placement: ***converting by reorganization***
Period of placement: ***from 30.11.2002 to 30.11.2002***

Current status of the issue: ***placement is completed***
Amount of actually placed securities according to the registered report on the results of the issue:
8 589 006

Information on the state registration of the report on the results of the issue:
Registration date: ***24.01.2003***
The state registration body: ***Federal Commission for the Securities Market of Russia***

Restrictions in circulation of securities of the issue (if available):
No restrictions in circulation of the ussue securities.

Market information on securities of the issue:
Non-commercial Partnership "Stock exchange of Russian Trading System"

Additional essential information on securities of the issue:
n/a

Issue serial number: ***3***
Category: ***ordinary***
Securities form: ***nominal paperless***
Face value of one valuable paper of the issue: ***5***

Amount of securities of the issue: ***21 693 769***
Total amount of the issue: ***108 468 845***

Information on the state registration of the issue:
Registration date: ***25.10.2002***
Regitration number: ***1-06-00137-A***
The state registration body: ***Federal Commission for the Securities Market of Russia***

Method of placement: ***converting by reorganization***
Period of placement: ***from 30.11.2002 to 30.11.2002***

Current status of the issue: ***placement is completed***
Amount of actually placed securities according to the registered report on the results of the issue:
21 693 209

Information on the state registration of the report on the results of the issue:
Registration date: ***24.01.2003***
The state registration body: ***Federal Commission for the Securities Market of Russia***

Restrictions in circulation of securities of the issue (if available):
No restrictions in circulation of the ussue securities.

Market information on securities of the issue:
Non-commercial Partnership "Stock exchange of Russian Trading System"

Additional essential information on securities of the issue:
n/a

Issue serial number: ***3***
Category: ***preferred***
Share Type: ***A***
Securities form: ***nominal paperless***
Face value of one valuable paper of the issue: ***5***

Amount of securities of the issue: ***7 231 256***
Total amount of the issue: ***36 156 280***

Information on the state registration of the issue:
Registration date: ***25.10.2002***
Regitration number: ***2-06-00137-A***
The state registration body: ***Federal Commission for the Securities Market of Russia***

Method of placement: ***converting by reorganization***
Period of placement: ***from 30.11.2002 to 30.11.2002***

Current status of the issue: ***placement is completed***
Amount of actually placed securities according to the registered report on the results of the issue:
7 231 086

Information on the state registration of the report on the results of the issue:
Registration date: ***24.01.2003***
The state registration body: ***Federal Commission for the Securities Market of Russia***

Restrictions in circulation of securities of the issue (if available):
No restrictions in circulation of the ussue securities.

Market information on securities of the issue:
Non-commercial Partnership "Stock exchange of Russian Trading System"

Additional essential information on securities of the issue:
n/a

Issue serial number: ***3***
Category: ***ordinary***
Securities form: ***nominal paperless***
Face value of one valuable paper of the issue: ***5***

Amount of securities of the issue: ***12 399 418***
Total amount of the issue: ***61 997 090***

Information on the state registration of the issue:
Registration date: ***25.10.2002***
Regitration number: ***1-07-00137-A***
The state registration body: ***Federal Commission for the Securities Market of Russia***

Method of placement: ***converting by reorganization***
Period of placement: ***from 30.11.2002 to 30.11.2002***

Current status of the issue: ***placement is completed***
Amount of actually placed securities according to the registered report on the results of the issue:
12 399 351

Information on the state registration of the report on the results of the issue:
Registration date: ***24.01.2003***
The state registration body: ***Federal Commission for the Securities Market of Russia***

Restrictions in circulation of securities of the issue (if available):
No restrictions in circulation of the ussue securities.

Market information on securities of the issue:
Non-commercial Partnership "Stock exchange of Russian Trading System"

Additional essential information on securities of the issue:
n/a

Issue serial number: ***3***
Category: ***preferred***

Share Type: *A*
Securities form: ***nominal paperless***
Face value of one valuable paper of the issue: ***5***

Amount of securities of the issue: ***4 133 139***
Total amount of the issue: ***20 665 695***

Information on the state registration of the issue:
Registration date: ***25.10.2002***
Regitration number: ***2-07-00137-A***
The state registration body: ***Federal Commission for the Securities Market of Russia***

Method of placement: ***converting by reorganization***
Period of placement: ***from 30.11.2002 to 30.11.2002***

Current status of the issue: ***placement is completed***
Amount of actually placed securities according to the registered report on the results of the issue:
4 132 855

Information on the state registration of the report on the results of the issue:
Registration date: ***24.01.2003***
The state registration body: ***Federal Commission for the Securities Market of Russia***

Restrictions in circulation of securities of the issue (if available):
No restrictions in circulation of the ussue securities.

Market information on securities of the issue:
Non-commercial Partnership "Stock exchange of Russian Trading System"

Additional essential information on securities of the issue:
n/a

Issue serial number: ***3***
Category: ***ordinary***
Securities form: ***nominal paperless***
Face value of one valuable paper of the issue: ***5***

Amount of securities of the issue: ***6 120 651***
Total amount of the issue: ***30 603 255***

Information on the state registration of the issue:
Registration date: ***25.10.2002***
Regitration number: ***1-08-00137-A***
The state registration body: ***Federal Commission for the Securities Market of Russia***

Method of placement: ***converting by reorganization***
Period of placement: ***from 30.11.2002 to 30.11.2002***

Current status of the issue: ***placement is completed***

Amount of actually placed securities according to the registered report on the results of the issue:
6 120 471

Information on the state registration of the report on the results of the issue:
Registration date: ***24.01.2003***
The state registration body: ***Federal Commission for the Securities Market of Russia***

Restrictions in circulation of securities of the issue (if available):
No restrictions in circulation of the ussue securities.

Market information on securities of the issue:
Non-commercial Partnership "Stock exchange of Russian Trading System"

Additional essential information on securities of the issue:
n/a

Issue serial number: ***3***
Category: ***preferred***
Share Type: ***A***
Securities form: ***nominal paperless***
Face value of one valuable paper of the issue: ***5***

Amount of securities of the issue: ***2 040 199***
Total amount of the issue: ***10 200 995***

Information on the state registration of the issue:
Registration date: ***25.10.2002***
Regitration number: ***2-08-00137-A***
The state registration body: ***Federal Commission for the Securities Market of Russia***

Method of placement: ***converting by reorganization***
Period of placement: ***from 30.11.2002 to 30.11.2002***

Current status of the issue: ***placement is completed***
Amount of actually placed securities according to the registered report on the results of the issue:
2 040 099

Information on the state registration of the report on the results of the issue:
Registration date: ***24.01.2003***
The state registration body: ***Federal Commission for the Securities Market of Russia***

Restrictions in circulation of securities of the issue (if available):
No restrictions in circulation of the ussue securities.

Market information on securities of the issue:
Non-commercial Partnership "Stock exchange of Russian Trading System"

Additional essential information on securities of the issue:
n/a

Issue serial number: ***3***
Category: ***ordinary***
Securities form: ***nominal paperless***
Face value of one valuable paper of the issue: ***5***

Amount of securities of the issue: ***4 739 945***
Total amount of the issue: ***23 699 725***

Information on the state registration of the issue:
Registration date: ***25.10.2002***
Regitration number: ***1-09-00137-A***
The state registration body: ***Federal Commission for the Securities Market of Russia***

Method of placement: ***converting by reorganization***
Period of placement: ***from 30.11.2002 to 30.11.2002***

Current status of the issue: ***placement is completed***
Amount of actually placed securities according to the registered report on the results of the issue:
4 732 377

Information on the state registration of the report on the results of the issue:
Registration date: ***24.01.2003***
The state registration body: ***Federal Commission for the Securities Market of Russia***

Restrictions in circulation of securities of the issue (if available):
No restrictions in circulation of the ussue securities.

Market information on securities of the issue:
Non-commercial Partnership "Stock exchange of Russian Trading System"

Additional essential information on securities of the issue:
n/a

Issue serial number: ***3***
Category: ***preferred***
Share Type: ***A***
Securities form: ***nominal paperless***
Face value of one valuable paper of the issue: ***5***

Face value of one valuable paper of the the issue: ***1 579 954***
Total amount of the issue: ***7 899 770***

Information on the state registration of the issue:
Registration date: ***25.10.2002***
Regitration number: ***2-09-00137-A***
The state registration body: ***Federal Commission for the Securities Market of Russia***

Method of placement: ***converting by reorganization***
Period of placement: ***from 30.11.2002 to 30.11.2002***

Current status of the issue: ***placement is completed***
Amount of actually placed securities according to the registered report on the results of the issue:
1 578 028

Information on the state registration of the report on the results of the issue:
Registration date: ***24.01.2003***
The state registration body: ***Federal Commission for the Securities Market of Russia***

Restrictions in circulation of securities of the issue (if available):
No restrictions in circulation of the ussue securities.

Market information on securities of the issue:
Non-commercial Partnership "Stock exchange of Russian Trading System"

Additional essential information on securities of the issue:
n/a

Issue serial number: ***3***
Category: ***ordinary***
Securities form: ***nominal paperless***
Face value of one valuable paper of the issue: ***5***

Amount of securities of the issue: ***4 601 340***
Total amount of the issue: ***23 006 700***

Information on the state registration of the issue:
Registration date: ***25.10.2002***
Regitration number: ***1-10-00137-A***
The state registration body: ***Federal Commission for the Securities Market of Russia***

Method of placement: ***converting by reorganization***
Period of placement: ***from 30.11.2002 to 30.11.2002***

Current status of the issue: ***placement is completed***
Amount of actually placed securities according to the registered report on the results of the issue:
4 599 590

Information on the state registration of the report on the results of the issue:
Registration date: ***24.01.2003***
The state registration body: ***Federal Commission for the Securities Market of Russia***

Restrictions in circulation of securities of the issue (if available):
No restrictions in circulation of the ussue securities.

Market information on securities of the issue:
Non-commercial Partnership "Stock exchange of Russian Trading System"

Additional essential information on securities of the issue:

n/a

Issue serial number: ***3***
Category: ***preferred***
Share Type: ***A***
Securities form: ***nominal paperless***
Face value of one valuable paper of the issue: ***5***

Amount of securities of the issue: ***1 533 780***
Total amount of the issue: ***7 668 900***

Information on the state registration of the issue:
Registration date: ***25.10.2002***
Regitration number: ***2-10-00137-A***
The state registration body: ***Federal Commission for the Securities Market of Russia***

Method of placement: ***converting by reorganization***
Period of placement: ***from 30.11.2002 to 30.11.2002***

Current status of the issue: ***placement is completed***
Amount of actually placed securities according to the registered report on the results of the issue:
1 533 404

Information on the state registration of the report on the results of the issue:
Registration date: ***24.01.2003***
The state registration body: ***Federal Commission for the Securities Market of Russia***

Restrictions in circulation of securities of the issue (if available):
No restrictions in circulation of the ussue securities.

Market information on securities of the issue:
Non-commercial Partnership "Stock exchange of Russian Trading System"

Additional essential information on securities of the issue:
n/a

Issue serial number: ***3***
Category: ***ordinary***
Securities form: ***nominal paperless***
Face value of one valuable paper of the issue: ***5***

Amount of securities of the issue: ***5 905 300***
Total amount of the issue: ***29 526 500***

Information on the state registration of the issue:
Registration date: ***25.10.2002***
Regitration number: ***1-11-00137-A***
The state registration body: ***Federal Commission for the Securities Market of Russia***

Method of placement: ***converting by reorganization***
Period of placement: ***from 30.11.2002 to 30.11.2002***

Current status of the issue: ***placement is completed***
Amount of actually placed securities according to the registered report on the results of the issue:
5 903 505

Information on the state registration of the report on the results of the issue:
Registration date: *24.01.2003*
The state registration body: ***Federal Commission for the Securities Market of Russia***

Restrictions in circulation of securities of the issue (if available):
No restrictions in circulation of the ussue securities.

Market information on securities of the issue:
Non-commercial Partnership "Stock exchange of Russian Trading System"

Additional essential information on securities of the issue:
n/a

Issue serial number: ***3***
Category: ***preferred***
Share Type: ***A***
Securities form: ***nominal paperless***
Face value of one valuable paper of the issue: ***5***

Amount of securities of the issue: ***1 968 433***
Total amount of the issue: ***9 842 165***

Information on the state registration of the issue:
Registration date: ***25.10.2002***
Regitration number: ***2-11-00137-A***
The state registration body: ***Federal Commission for the Securities Market of Russia***

Method of placement: ***converting by reorganization***
Period of placement: ***from 30.11.2002 to 30.11.2002***

Current status of the issue: ***placement is completed***
Amount of actually placed securities according to the registered report on the results of the issue:
1 968 213

Information on the state registration of the report on the results of the issue:
Registration date: *24.01.2003*
The state registration body: ***Federal Commission for the Securities Market of Russia***

Restrictions in circulation of securities of the issue (if available):
No restrictions in circulation of the ussue securities.

Market information on securities of the issue:

Non-commercial Partnership "Stock exchange of Russian Trading System"

Additional essential information on securities of the issue:
n/a

Issue serial number: *3*
Category: *ordinary*
Securities form: *nominal paperless*
Face value of one valuable paper of the issue: *5*

Amount of securities of the issue: *7 207 115*
Total amount of the issue: *36 035 575*

Information on the state registration of the issue:
Registration date: *25.10.2002*
Regitration number: *1-12-00137-A*
The state registration body: *Federal Commission for the Securities Market of Russia*

Method of placement: *converting by reorganization*
Period of placement: *from 30.11.2002 to 30.11.2002*

Current status of the issue: *placement is completed*
Amount of actually placed securities according to the registered report on the results of the issue:
7 207 080

Information on the state registration of the report on the results of the issue:
Registration date: *24.01.2003*
The state registration body: *Federal Commission for the Securities Market of Russia*

Restrictions in circulation of securities of the issue (if available):
No restrictions in circulation of the ussue securities.

Market information on securities of the issue:
Non-commercial Partnership "Stock exchange of Russian Trading System"

Additional essential information on securities of the issue:
n/a

Issue serial number: *3*
Category: *preferred*
Share Type: *A*
Securities form: *nominal paperless*
Face value of one valuable paper of the issue: *5*

Amount of securities of the issue: *2 402 370*
Total amount of the issue: *12 011 850*

Information on the state registration of the issue:
Registration date: *25.10.2002*

Regitration number: ***2-12-00137-A***
The state registration body: ***Federal Commission for the Securities Market of Russia***

Method of placement: ***converting by reorganization***
Period of placement: ***from 30.11.2002 to 30.11.2002***

Current status of the issue: ***placement is completed***
Amount of actually placed securities according to the registered report on the results of the issue: ***2 402 300***

Information on the state registration of the report on the results of the issue:
Registration date: ***24.01.2003***
The state registration body: ***Federal Commission for the Securities Market of Russia***

Restrictions in circulation of securities of the issue (if available):
No restrictions in circulation of the ussue securities.

Market information on securities of the issue:
Non-commercial Partnership "Stock exchange of Russian Trading System"

Additional essential information on securities of the issue:
n/a

57. Information on bonds of the issuer.

Issue serial number: ***1***
Series: ***1-0***
Type: ***interest rate***
Security form: ***nominal paperless***
Face value of one valuable paper of the issue: ***2 500 rubles***

Amount of securities of the issue: ***500***
Total amount of the issue: ***1 250 000***

Information on the state registration of the issue:
Registration date: ***25.10.2002***
Regitration number: ***4-01-00137-A***
The state registration body: ***Federal Commission for the Securities Market of Russia***

Method of placement: ***converting by reorganization***
Period of placement: ***from 30.11.2002 to 30.11.2002***

Current status of the issue: ***placement is completed***
Amount of actually placed securities according to the registered report on the results of the issue: ***4***

Information on the state registration of the report on the results of the issue:
Registration date: ***24.01.2003***
The state registration body: ***Federal Commission for the Securities Market of Russia***

Restrictions in circulation of securities of the issue (if available):

No restrictions in circulation of the ussue securities.

Market information on securities of the issue:

Over-the-counter market

Circulation time of bonds of issue: ***from to***

Income under bonds of the issue:

In percentage of face value: ***Intrest under the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer placement of the bonds to the date of submission of the application for repayment of the bond at the rate of 1 % annually of the face value of the bond.***

Other property equivalent on one bond (Rub.).: ***it is not stipulated***

Other income and rights under bonds of the issue: ***The Owner of the bond has the right:***
Of extraordinary access to a telephone network or of reception of a sum of money in the size of the face value of the bond;
of interest payment;
of reception of face value of the bond from the issuer at liquidation of the Company. Payment to owners of bonds is made by the liquidating commission in the sequence established by article 64 of the Civil Code of Russian Federation according to intermediate liquidating balance.

The period of repayment: ***from 24.01.2001 to 24.01.2003***

Conditions and procedure of repayment: ***Repayment of the bond is made at technical availability in the form of a property equivalent, and namely: extraordinary access to a telephone network upon conclusion of a contract for telecommunication services with the owner of the bond. Access to a telephone network under bonds of the specified series is provided only to physical persons. Additional payment for granting access to a telephone network it is not required.***
Access to a telephone network is granted to the owner of the bond duly registered in his residence or owner of premises at the address, specified in the application for purchase of the bond.
Granting of access to a telephone network to the owner of the bond acquired in a secondary market, is carried out at technical availability .
For repayment of the bond, the owner of the bond submits an application, shows the notice of a telephone exchange on technical availability of access to a telephone network. The conclusion of the contract for telecommunication services is made within 30 days from the date of submission of the application.
If there is no technical availability to access a telephone network or at refusal of the owner of the bond to get access to a telephone network under the application of the owner of the bond, repayment is carried out by payment of a sum of money in the size of face value of the bond.
Preschedule repayment is not stipulated.

Coverage of bonds of the issue:

Coverage is not provided.

Income under bonds of the issue paid in the accounting quarter:

Money resources: ***0 ruble.***

Other property equivalent: ***0 ruble.***

Other property rights and (or) other income: ***0 ruble.***

Additional essential information on securities of the issue:

Issue serial number: *2*
Series: ***2-O***
Type: ***interest rate***
Securities form: ***nominal paperless***
Face value of one valuable paper of the issue: *2* ***500 rubles.***

Amount of securities of the issue: ***498***
Total amount of the issue: ***1 245 000***

Information on the state registration of the issue:
Registration date: ***25.10.2002***
Regitration number: ***4-02-0137-A***
The state registration body: ***Federal Commission for the Securities Market of Russia***

Method of placement: ***converting by reorganization***
Period of placement: ***from 30.11.2002 to 30.11.2002***

Current status of the issue: ***placement is completed***
Amount of actually placed securities according to the registered report on the results of the issue: ***21***

Information on the state registration of the report on the results of the issue:
Registration date: ***24.01.2003***
The state registration body: ***Federal Commission for the Securities Market of Russia***

Restrictions in circulation of securities of the issue (if available):
No restrictions in circulation of the ussue securities.

Market information on securities of the issue:
Over-the-counter market
Circulation time of bonds of issue: ***from to***

Income under bonds of the issue:
In percentage of face value: ***Intrest under the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer placement of the bonds to the date of submission of the application for repayment of the bond at the rate of 1 % annually of the face value of the bond.***
Other property equivalent on one bond (Rub.).: ***it is not stipulated***
Other income and rights under bonds of the issue: ***The Owner of the bond has the right:***
Of extraordinary access to a telephone network or of reception of a sum of money in the size of the face value of the bond;
of interest payment;
of reception of face value of the bond from the issuer at liquidation of the Company. Payment to owners of bonds is made by the liquidating commission in the sequence established by article 64 of the Civil Code of Russian Federation according to intermediate liquidating balance.
The period of repayment: ***from 24.01.2001 to 24.01.2003***
Conditions and procedure of repayment: ***Repayment of the bond is made at technical availability in the form of a property equivalent, and namely: extraordinary access to a telephone network upon conclusion of a contract for telecommunication services with the owner of the bond. Access to a telephone network under bonds of the specified series is provided only to physical persons. Additional payment for granting access to a telephone network it is not required.***

Access to a telephone network is granted to the owner of the bond duly registered in his residence or owner of premises at the address, specified in the application for purchase of the bond.

Granting of access to a telephone network to the owner of the bond acquired in a secondary market, is carried out at technical availability .

For repayment of the bond, the owner of the bond submits an application, shows the notice of a telephone exchange on technical availability of access to a telephone network. The conclusion of the contract for telecommunication services is made within 30 days from the date of submission of the application.

If there is no technical availability to access a telephone network or at refusal of the owner of the bond to get access to a telephone network under the application of the owner of the bond, repayment is carried out by payment of a sum of money in the size of face value of the bond.

Preschedule repayment is not stipulated.

Coverage of bonds of the issue:
Coverage is not provided.

Income under bonds of the issue paid in the accounting quarter:
Money resources: ***0 ruble.***

Other property equivalent: ***0 ruble.***

Other property rights and (or) other income: ***0 ruble.***

Additional essential information on securities of the issue:

Issue serial number: ***3***
Series: ***3-O***
Type: ***interest rate***
Securities form: ***nominal paperless***
Face value of one valuable paper of the issue: ***2 500 rubles.***

Amount of securities of the issue: ***500***
Total amount of the issue: ***1 250 000***

Information on the state registration of the issue:
Registration date: ***25.10.2002***
Regitration number: ***4-03-00137-A***
The state registration body: ***Federal Commission for the Securities Market of Russia***

Method of placement: ***converting by reorganization***
Period of placement: ***from 30.11.2002 to 30.11.2002***

Current status of the issue: ***placement is completed***
Amount of actually placed securities according to the registered report on the results of the issue: ***6***

Information on the state registration of the report on the results of the issue:
Registration date: ***24.01.2003***
The state registration body: ***Federal Commission for the Securities Market of Russia***

Restrictions in circulation of securities of the issue (if available):
No restrictions in circulation of the ussue securities.

Market information on securities of the issue:
Over-the-counter market
Circulation time of bonds of issue: ***from to***

Income under bonds of the issue:
In percentage of face value: ***Intrest under the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer placement of the bonds to the date of submission of the application for repayment of the bond at the rate of 1 % annually of the face value of the bond.***
Other property equivalent on one bond (Rub.).: ***it is not stipulated***
Other income and rights under bonds of the issue: ***The Owner of the bond has the right:***
Of extraordinary access to a telephone network or of reception of a sum of money in the size of the face value of the bond;
of interest payment;
of reception of face value of the bond from the issuer at liquidation of the Company. Payment to owners of bonds is made by the liquidating commission in the sequence established by article 64 of the Civil Code of Russian Federation according to intermediate liquidating balance.
The period of repayment: ***from 24.01.2001 to 24.01.2003***
Conditions and procedure of repayment: ***Repayment of the bond is made at technical availability in the form of a property equivalent, and namely: extraordinary access to a telephone network upon conclusion of a contract for telecommunication services with the owner of the bond. Access to a telephone network under bonds of the specified series is provided only to physical persons.***
Additional payment for granting access to a telephone network it is not required.
Access to a telephone network is granted to the owner of the bond duly registered in his residence or owner of premises at the address, specified in the application for purchase of the bond.
Granting of access to a telephone network to the owner of the bond acquired in a secondary market, is carried out at technical availability .
For repayment of the bond, the owner of the bond submits an application, shows the notice of a telephone exchange on technical availability of access to a telephone network. The conclusion of the contract for telecommunication services is made within 30 days from the date of submission of the application.
If there is no technical availability to access a telephone network or at refusal of the owner of the bond to get access to a telephone network under the application of the owner of the bond, repayment is carried out by payment of a sum of money in the size of face value of the bond.
Preschedule repayment is not stipulated.

Coverage of bonds of the issue:
Coverage is not provided.

Income under bonds of the issue paid in the accounting quarter:
Money resources: ***0 ruble.***

Other property equivalent: ***0 ruble.***

Other property rights and (or) other income: ***0 ruble.***

Additional essential information on securities of the issue:

Issue serial number: ***4***
Series: ***4-O***
Type: ***interest rate***
Securities form: ***nominal paperless***
Face value of one valuable paper of the issue: ***2 500*** rubles.

Amount of securities of the issue: ***236***
Total amount of theissue: ***590 000***

Information on the state registration of the issue:
Registration date: ***25.10.2002***
Regitration number: ***4-04-00137-A***
The state registration body: ***Federal Commission for the Securities Market of Russia***

Method of placement: ***converting by reorganization***
Period of placement: ***from 30.11.2002 to 30.11.2002***

Current status of the issue: ***the issue of securities is recognized not taken place***
The date of making the resolution on recognizing the issue not taken place: ***24.01.2003***
The body that made the resolution on recognizing the issue not taken place: ***Federal Commission for the Securities Market of Russia***
The grounds for recognizing the issue not taken place: ***due to non-placement of a single valuable paper of the issue***

Restrictions in circulation of securities of the issue (if available):

Market information on securities of the issue:

Circulation time of bonds of the issue: ***from to***

Income under bonds of the issue:
In percentage of face value: ***Intrest under the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer placement of the bonds to the date of submission of the application for repayment of the bond at the rate of 1 % annually of the face value of the bond.***
Other property equivalent on one bond (Rub.).: ***it is not stipulated***
Other income and rights under bonds of the issue: ***The Owner of the bond has the right:***
Of extraordinary access to a telephone network or of reception of a sum of money in the size of the face value of the bond;
of interest payment;
of reception of face value of the bond from the issuer at liquidation of the Company. Payment to owners of bonds is made by the liquidating commission in the sequence established by article 64 of the Civil Code of Russian Federation according to intermediate liquidating balance.
The period of repayment: ***from 24.01.2001 to 24.01.2003***
Conditions and procedure of repayment: ***Repayment of the bond is made at technical availability in the form of a property equivalent, and namely: extraordinary access to a telephone network upon conclusion of a contract for telecommunication services with the owner of the bond. Access to a telephone network under bonds of the specified series is provided only to physical persons.***

Additional payment for granting access to a telephone network it is not required.
Access to a telephone network is granted to the owner of the bond duly registered in his residence or owner of premises at the address, specified in the application for purchase of the bond.
Granting of access to a telephone network to the owner of the bond acquired in a secondary market, is carried out at technical availability .
For repayment of the bond, the owner of the bond submits an application, shows the notice of a telephone exchange on technical availability of access to a telephone network. The conclusion of the contract for telecommunication services is made within 30 days from the date of submission of the application.
If there is no technical availability to access a telephone network or at refusal of the owner of the bond to get access to a telephone network under the application of the owner of the bond, repayment is carried out by payment of a sum of money in the size of face value of the bond.
Preschedule repayment is not stipulated.

Coverage of bonds of the issue:
Coverage is not provided.

Income under bonds of the issue paid in the accounting quarter:
Money resources: ***Rubles.***

Other property equivalent: ***Rubles.***

Other property rights and (or) other income: ***Rubles.***

Additional essential information on securities of the issue:
State registration of the issue of nominal paperless bonds of series 4 – O with state registration number 4 - 04 - 00137 - A of 25.10.2002 is cancelled by the order of Federal Commission for the Securities Market of Russia № 03 - 100/p of 24.01.2003.

Issue serial number: ***5***
Series: ***5-O***
Type: ***interest rate***
Securities form: ***nominal paperless***
Face value of one valuable paper of the issue: ***2 500 rubles.***

Amount of securities of the issue: ***500***
Total amount of the issue: ***1 250 000***

Information on the state registration of the issue:
Information on the state registration of the issue: ***25.10.2002***
Regitration number: ***4-05-00137-A***
The state registration body: ***Federal Commission for the Securities Market of Russia***

Method of placement: ***converting by reorganization***
Period of placement: ***from 30.11.2002 to 30.11.2002***

Current status of the issue: ***the issue of securities is recognized not taken place***
The date of making the resolution on recognizing the issue not taken place: ***24.01.2003***
The body that made the resolution on recognizing the issue not taken place: ***Federal Commission for the Securities Market of Russia***
The grounds for recognizing the issue not taken place: ***due to non-placement of a single valuable***

paper of the issue

Restrictions in circulation of securities of the issue (if available):

Market information on securities of the issue:

Circulation time of bonds of the issue: ***from to***

Income under bonds of the issue:

In percentage of face value: ***Intrest under the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer placement of the bonds to the date of submission of the application for repayment of the bond at the rate of 1 % annually of the face value of the bond.***

Other property equivalent on one bond (Rub.).: ***it is not stipulated***

Other income and rights under bonds of the issue: ***The Owner of the bond has the right:***
Of extraordinary access to a telephone network or of reception of a sum of money in the size of the face value of the bond;
of interest payment;
of reception of face value of the bond from the issuer at liquidation of the Company. Payment to owners of bonds is made by the liquidating commission in the sequence established by article 64 of the Civil Code of Russian Federation according to intermediate liquidating balance.

The period of repayment: ***from 13.12.2001 to 24.01.2003***

Conditions and procedure of repayment: ***Repayment of the bond is made at technical availability in the form of a property equivalent, and namely: extraordinary access to a telephone network upon conclusion of a contract for telecommunication services with the owner of the bond. Access to a telephone network under bonds of the specified series is provided only to physical persons. Additional payment for granting access to a telephone network it is not required.***
Access to a telephone network is granted to the owner of the bond duly registered in his residence or owner of premises at the address, specified in the application for purchase of the bond.
Granting of access to a telephone network to the owner of the bond acquired in a secondary market, is carried out at technical availability .
For repayment of the bond, the owner of the bond submits an application, shows the notice of a telephone exchange on technical availability of access to a telephone network. The conclusion of the contract for telecommunication services is made within 30 days from the date of submission of the application.
If there is no technical availability to access a telephone network or at refusal of the owner of the bond to get access to a telephone network under the application of the owner of the bond, repayment is carried out by payment of a sum of money in the size of face value of the bond.
Preschedule repayment is not stipulated.

Coverage of bonds of the issue:
Coverage is not provided.

Income under bonds of the issue paid in the accounting quarter:

Money resources: ***Ruble.***

Other property equivalent: ***Ruble.***

Other property rights and (or) other income: ***Ruble.***

Additional essential information on securities of the issue:

State registration of the issue of nominal paperless bonds of series 5 - O with state registration number 4 - 05 - 00137 - A of 25.10.2002 is cancelled by the order of Federal Commission for the Securities Market of Russia № 03 - 100/p of 24.01.2003.

Issue serial number: ***6***

Series: ***6-O***

Type: ***interest rate***

Securities form: ***nominal paperless***

Face value of one valuable paper of the issue: ***2 500 rubles.***

Amount of securities of the issue: ***500***

Total amount of the issue: ***1 250 000***

Information on the state registration of the issue:

Registration date: ***25.10.2002***

Regitration number: ***4-06-00137-A***

The state registration body: ***Federal Commission for the Securities Market of Russia***

Method of placement: ***converting by reorganization***

Period of placement: ***from 30.11.2002 to 30.11.2002***

Current status of the issue: ***the issue of securities is recognized not taken place***

The date of making the resolution on recognizing the issue not taken place: ***24.01.2003***

The body that made the resolution on recognizing the issue not taken place: ***Federal Commission for the Securities Market of Russia***

The grounds for recognizing the issue not taken place: ***due to non-placement of a single valuable paper of the issue***

Restrictions in circulation of securities of the issue (if available):

Market information on securities of the issue:

Circulation time of bonds of the issue: ***from to***

Income under bonds of the issue:

In percentage of face value: ***Intrest under the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer placement of the bonds to the date of submission of the application for repayment of the bond at the rate of 1 % annually of the face value of the bond.***

Other property equivalent on one bond (Rub.).: ***it is not stipulated***

Other income and rights under bonds of the issue: ***The Owner of the bond has the right:***

Of extraordinary access to a telephone network or of reception of a sum of money in the size of the face value of the bond;

of interest payment;

of reception of face value of the bond from the issuer at liquidation of the Company. Payment to owners of bonds is made by the liquidating commission in the sequence established by article 64 of the Civil Code of Russian Federation according to intermediate liquidating balance.

The period of repayment: ***from 20.10.2001 to 24.01.2003***

Conditions and procedure of repayment: ***Repayment of the bond is made at technical availability in the form of a property equivalent, and namely: extraordinary access to a telephone network upon conclusion of a contract for telecommunication services with the owner of the bond. Access to a telephone network under bonds of the specified series is provided only to physical persons. Additional payment for granting access to a telephone network it is not required.***

Access to a telephone network is granted to the owner of the bond duly registered in his residence or owner of premises at the address, specified in the application for purchase of the bond.

Granting of access to a telephone network to the owner of the bond acquired in a secondary market, is carried out at technical availability .

For repayment of the bond, the owner of the bond submits an application, shows the notice of a telephone exchange on technical availability of access to a telephone network. The conclusion of the contract for telecommunication services is made within 30 days from the date of submission of the application.

If there is no technical availability to access a telephone network or at refusal of the owner of the bond to get access to a telephone network under the application of the owner of the bond, repayment is carried out by payment of a sum of money in the size of face value of the bond.

Preschedule repayment is not stipulated.

Coverage of bonds of the issue:

Coverage is not provided.

Income under bonds of the issue paid in the accounting quarter:

Money resources: ***Ruble.***

Other property equivalent: ***Ruble.***

Other property rights and (or) other income: ***Ruble.***

Additional essential information on securities of the issue:

State registration of the issue of nominal paperless bonds of series 6 - O with state registration number 4 - 06 - 00137 - A of 25.10.2002 is cancelled by the order of Federal Commission for the Securities Market of Russia № 03 - 100/p of 24.01.2003.

Issue serial number: ***7***

Series: ***7-O***

Type: ***interest rate***

Securities form: ***nominal paperless***

Face value of one valuable paper of the issue: ***2 500 rubles.***

Amount of securities of the issue: ***120***

Total amount of the issue: ***300 000***

Information on the state registration of the issue:

Registration date: ***25.10.2002***

Regitration number: ***4-07-00137-A***

The state registration body: ***Federal Commission for the Securities Market of Russia***

Method of placement: ***converting by reorganization***

Period of placement: ***from 30.11.2002 to 30.11.2002***

Current status of the issue: ***the issue of securities is recognized not taken place***

The date of making the resolution on recognizing the issue not taken place: ***24.01.2003***

The body that made the resolution on recognizing the issue not taken place: ***Federal Commission for the Securities Market of Russia***

The grounds for recognizing the issue not taken place: ***due to non-placement of a single valuable paper of the issue***

Restrictions in circulation of securities of the issue (if available):

Market information on securities of the issue:

Circulation time of bonds of the issue: ***from to***

Income under bonds of the issue:

In percentage of face value: ***Intrest under the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer placement of the bonds to the date of submission of the application for repayment of the bond at the rate of 1 % annually of the face value of the bond.***

Other property equivalent on one bond (Rub.).: ***it is not stipulated***

Other income and rights under bonds of the issue: ***The Owner of the bond has the right:***
Of extraordinary access to a telephone network or of reception of a sum of money in the size of the face value of the bond;
of interest payment;
of reception of face value of the bond from the issuer at liquidation of the Company. Payment to owners of bonds is made by the liquidating commission in the sequence established by article 64 of the Civil Code of Russian Federation according to intermediate liquidating balance.

The period of repayment: ***from 27.11.2001 to 24.01.2003***

Conditions and procedure of repayment: ***Repayment of the bond is made at technical availability in the form of a property equivalent, and namely: extraordinary access to a telephone network upon conclusion of a contract for telecommunication services with the owner of the bond. Access to a telephone network under bonds of the specified series is provided only to physical persons. Additional payment for granting access to a telephone network it is not required.***
Access to a telephone network is granted to the owner of the bond duly registered in his residence or owner of premises at the address, specified in the application for purchase of the bond.
Granting of access to a telephone network to the owner of the bond acquired in a secondary market, is carried out at technical availability .
For repayment of the bond, the owner of the bond submits an application, shows the notice of a telephone exchange on technical availability of access to a telephone network. The conclusion of the contract for telecommunication services is made within 30 days from the date of submission of the application.
If there is no technical availability to access a telephone network or at refusal of the owner of the bond to get access to a telephone network under the application of the owner of the bond, repayment is carried out by payment of a sum of money in the size of face value of the bond.
Preschedule repayment is not stipulated.

Coverage of bonds of the issue:
Coverage is not provided.

Income under bonds of the issue paid in the accounting quarter:

Money resources: ***Ruble.***

Other property equivalent: ***Ruble.***

Other property rights and (or) other income: ***Ruble.***

Additional essential information on securities of the issue:
State registration of the issue of nominal paperless bonds of series 7 - O with state registration number 4 - 07 - 00137 - A of 25.10.2002 is cancelled by the order of Federal Commission for the Securities Market of Russia № 03 - 100/p of 24.01.2003.

Issue serial number: ***8***
Series: ***8-O***
Type: ***interest rate***
Securities form: ***nominal paperless***
Face value of one valuable paper of the issue: ***4 000 rubles.***

Amount of securities of the issue: ***11***
Total amount of the issue: ***44 000***

Information on the state registration of the issue:
Registration date: ***25.10.2002***
Regitration number: ***4-08-00137-A***
The state registration body: ***Federal Commission for the Securities Market of Russia***

Method of placement: ***converting by reorganization***
Period of placement: ***from 30.11.2002 to 30.11.2002***

Current status of the issue: ***the issue of securities is recognized not taken place***
The date of making the resolution on recognizing the issue not taken place: ***24.01.2003***
The body that made the resolution on recognizing the issue not taken place: ***Federal Commission for the Securities Market of Russia***
The grounds for recognizing the issue not taken place: ***due to non-placement of a single valuable paper of the issue***

Restrictions in circulation of securities of the issue (if available):

Market information on securities of the issue:

Circulation time of bonds of the issue: ***from to***

Income under bonds of the issue:
In percentage of face value: ***Intrest under the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer placement of the bonds to the date of submission of the application for repayment of the bond at the rate of 1 % annually of the face value of the bond.***
Other property equivalent on one bond (Rub.).: ***it is not stipulated***
Other income and rights under bonds of the issue: ***The Owner of the bond has the right:***
Of extraordinary access to a telephone network or of reception of a sum of money in the size of the face value of the bond;

of interest payment;
of reception of face value of the bond from the issuer at liquidation of the Company. Payment to owners of bonds is made by the liquidating commission in the sequence established by article 64 of the Civil Code of Russian Federation according to intermediate liquidating balance.

The period of repayment: *from 24.01.2001 to 24.01.2003*

Conditions and procedure of repayment: ***Repayment of the bond is made at technical availability in the form of a property equivalent, and namely: extraordinary access to a telephone network upon conclusion of a contract for telecommunication services with the owner of the bond. Access to a telephone network under bonds of the specified series is provided only to physical persons. Additional payment for granting access to a telephone network it is not required.***
Access to a telephone network is granted to the owner of the bond duly registered in his residence or owner of premises at the address, specified in the application for purchase of the bond.

Granting of access to a telephone network to the owner of the bond acquired in a secondary market, is carried out at technical availability .

For repayment of the bond, the owner of the bond submits an application, shows the notice of a telephone exchange on technical availability of access to a telephone network. The conclusion of the contract for telecommunication services is made within 30 days from the date of submission of the application.

If there is no technical availability to access a telephone network or at refusal of the owner of the bond to get access to a telephone network under the application of the owner of the bond, repayment is carried out by payment of a sum of money in the size of face value of the bond.

Preschedule repayment is not stipulated.

Coverage of bonds of the issue:
Coverage is not provided.

Income under bonds of the issue paid in the accounting quarter:
Money resources: ***Ruble.***

Other property equivalent: ***Ruble.***

Other property rights and (or) other income: ***Ruble.***

Additional essential information on securities of the issue:
State registration of the issue of nominal paperless bonds of series 8 - O with state registration number 4 - 08 - 00137 - A of 25.10.2002 is cancelled by the order of Federal Commission for the Securities Market of Russia № 03 - 100/p of 24.01.2003.

Issue serial number: *9*
Series: ***9-O***
Type: ***interest rate***
Securities form: ***nominal paperless***
Face value of one valuable paper of the issue: ***2 500 rubles.***

Amount of securities of the issue: *321*
Total amount of the issue: *802 500*

Information on the state registration of the issue:
Registration date: *25.10.2002*
Regitration number: ***4-09-00137-A***

The state registration body: ***Federal Commission for the Securities Market of Russia***

Method of placement: ***converting by reorganization***
Period of placement: ***from 30.11.2002 to 30.11.2002***

The current status of the issue: ***placement is completed***
Amount of actually placed securities according to the registered report on the results of the issue: ***26***

Information on the state registration of the report on the results of the issue:
Registration date: ***24.01.2003***
The state registration body: ***Federal Commission for the Securities Market of Russia***

Restrictions in circulation of securities of the issue (if available):
No restrictions in circulation of the ussue securities.

Market information on securities of the issue:
Over-the-counter market
Circulation time of bonds of issue: ***from to***

Income under bonds of the issue:
In percentage of face value: ***Intrest under the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer placement of the bonds to the date of submission of the application for repayment of the bond at the rate of 1 % annually of the face value of the bond.***
Other property equivalent on one bond (Rub.).: ***it is not stipulated***
Other income and rights under bonds of the issue: ***The Owner of the bond has the right:***
Of extraordinary access to a telephone network or of reception of a sum of money in the size of the face value of the bond;
of interest payment;
of reception of face value of the bond from the issuer at liquidation of the Company. Payment to owners of bonds is made by the liquidating commission in the sequence established by article 64 of the Civil Code of Russian Federation according to intermediate liquidating balance.
The period of repayment: ***from 06.11.2001 to 06.11.2003***
Conditions and procedure of repayment: ***Repayment of the bond is made at technical availability in the form of a property equivalent, and namely: extraordinary access to a telephone network upon conclusion of a contract for telecommunication services with the owner of the bond. Access to a telephone network under bonds of the specified series is provided only to physical persons.***
Additional payment for granting access to a telephone network it is not required.
Access to a telephone network is granted to the owner of the bond duly registered in his residence or owner of premises at the address, specified in the application for purchase of the bond.
Granting of access to a telephone network to the owner of the bond acquired in a secondary market, is carried out at technical availability .
For repayment of the bond, the owner of the bond submits an application, shows the notice of a telephone exchange on technical availability of access to a telephone network. The conclusion of the contract for telecommunication services is made within 30 days from the date of submission of the application.
If there is no technical availability to access a telephone network or at refusal of the owner of the bond to get access to a telephone network under the application of the owner of the bond, repayment is carried out by payment of a sum of money in the size of face value of the bond.
Preschedule repayment is not stipulated.

Coverage of bonds of the issue:

Coverage is not provided.

Income under bonds of the issue paid in the accounting quarter:
Money resources: ***0 Ruble.***

Other property equivalent: ***0 Ruble.***

Other property rights and (or) other income: ***0 Ruble.***

Additional essential information on securities of the issue:

Issue serial number: ***10***
Series: ***10-O***
Type: ***interest rate***
Securities form: ***nominal paperless***
Face value of one valuable paper of the issue: ***2 500 rubles.***

Amount of securities of the issue: ***488***
Total amount of the issue: ***1 220 000***

Information on the state registration of the issue:
Registration date: ***25.10.2002***
Regitration number: ***4-10-00137-A***
The state registration body: ***Federal Commission for the Securities Market of Russia***

Method of placement: ***converting by reorganization***
Period of placement: ***from 30.11.2002 to 30.11.2002***

Current status of the issue: ***placement is completed***
Amount of actually placed securities according to the registered report on the results of the issue: ***297***

Information on the state registration of the report on the results of the issue:
Registration date: ***24.01.2003***
The state registration body: ***Federal Commission for the Securities Market of Russia***

Restrictions in circulation of securities of the issue (if available):
No restrictions in circulation of the ussue securities.

Market information on securities of the issue:
Over-the-counter market
Circulation time of bonds of issue: ***from to***

Income under bonds of the issue:
In percentage of face value: ***Intrest under the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer placement of the bonds to***

the date of submission of the application for repayment of the bond at the rate of 1 % annually of the face value of the bond.

Other property equivalent on one bond (Rub.).: *it is not stipulated*

Other income and rights under bonds of the issue: ***The Owner of the bond has the right:***
Of extraordinary access to a telephone network or of reception of a sum of money in the size of the face value of the bond;
of interest payment;
of reception of face value of the bond from the issuer at liquidation of the Company. Payment to owners of bonds is made by the liquidating commission in the sequence established by article 64 of the Civil Code of Russian Federation according to intermediate liquidating balance.

The period of repayment: ***from 06.11.2001 to 06.11.2003***

Conditions and procedure of repayment: ***Repayment of the bond is made at technical availability in the form of a property equivalent, and namely: extraordinary access to a telephone network upon conclusion of a contract for telecommunication services with the owner of the bond. Access to a telephone network under bonds of the specified series is provided only to physical persons. Additional payment for granting access to a telephone network it is not required.***
Access to a telephone network is granted to the owner of the bond duly registered in his residence or owner of premises at the address, specified in the application for purchase of the bond.
Granting of access to a telephone network to the owner of the bond acquired in a secondary market, is carried out at technical availability .
For repayment of the bond, the owner of the bond submits an application, shows the notice of a telephone exchange on technical availability of access to a telephone network. The conclusion of the contract for telecommunication services is made within 30 days from the date of submission of the application.
If there is no technical availability to access a telephone network or at refusal of the owner of the bond to get access to a telephone network under the application of the owner of the bond, repayment is carried out by payment of a sum of money in the size of face value of the bond.
Preschedule repayment is not stipulated.

Coverage of bonds of the issue:
Coverage is not provided.

Income under bonds of the issue paid in the accounting quarter:
Money resources: ***0 Ruble.***

Other property equivalent: ***0 Ruble.***

Other property rights and (or) other income: ***0 Ruble.***

Additional essential information on securities of the issue:

Issue serial number: ***11***
Series: ***11-O***
Type: ***interest rate***
Securities form: ***nominal paperless***
Face value of one valuable paper of the issue: ***2 500 rubles.***

Amount of securities of the issue: ***280***
Total amount of the issue: ***700 000***

Information on the state registration of the issue:

Registration date: ***25.10.2002***

Regitration number: ***4-11-00137-A***

The state registration body: ***Federal Commission for the Securities Market of Russia***

Method of placement: ***converting by reorganization***

Period of placement: ***from 30.11.2002 to 30.11.2002***

Current status of the issue: ***placement is completed***

Amount of actually placed securities according to the registered report on the results of the issue: ***157***

Information on the state registration of the report on the results of the issue:

Registration date: ***24.01.2003***

The state registration body: ***Federal Commission for the Securities Market of Russia***

Restrictions in circulation of securities of the issue (if available):

No restrictions in circulation of the ussue securities.

Market information on securities of the issue:

Over-the-counter market

Circulation time of bonds of issue: ***from to***

Income under bonds of the issue:

In percentage of face value: ***Intrest under the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer placement of the bonds to the date of submission of the application for repayment of the bond at the rate of 1 % annually of the face value of the bond.***

Other property equivalent on one bond (Rub.).: ***it is not stipulated***

Other income and rights under bonds of the issue: ***The Owner of the bond has the right:***

Of extraordinary access to a telephone network or of reception of a sum of money in the size of the face value of the bond;

of interest payment;

of reception of face value of the bond from the issuer at liquidation of the Company. Payment to owners of bonds is made by the liquidating commission in the sequence established by article 64 of the Civil Code of Russian Federation according to intermediate liquidating balance.

The period of repayment: ***from 06.11.2001 to 06.11.2003***

Conditions and procedure of repayment: ***Repayment of the bond is made at technical availability in the form of a property equivalent, and namely: extraordinary access to a telephone network upon conclusion of a contract for telecommunication services with the owner of the bond. Access to a telephone network under bonds of the specified series is provided only to physical persons. Additional payment for granting access to a telephone network it is not required.***

Access to a telephone network is granted to the owner of the bond duly registered in his residence or owner of premises at the address, specified in the application for purchase of the bond.

Granting of access to a telephone network to the owner of the bond acquired in a secondary market, is carried out at technical availability .

For repayment of the bond, the owner of the bond submits an application, shows the notice of a telephone exchange on technical availability of access to a telephone network. The conclusion of the contract for telecommunication services is made within 30 days from the date of submission of the application.

If there is no technical availability to access a telephone network or at refusal of the owner of the bond to get access to a telephone network under the application of the owner of the bond, repayment is carried out by payment of a sum of money in the size of face value of the bond. Preschedule repayment is not stipulated.

Coverage of bonds of the issue:
Coverage is not provided.

Income under bonds of the issue paid in the accounting quarter:
Money resources: ***0 Ruble.***

Other property equivalent: ***0 Ruble.***

Other property rights and (or) other income: ***0 Ruble.***

Additional essential information on securities of the issue:

Issue serial number: ***12***
Series: ***12-O***
Type: ***interest rate***
Securities form: ***nominal paperless***
Face value of one valuable paper of the issue: ***2 500 rubles.***

Amount of securities of the issue: ***334***
Total amount of the issue: ***835 000***

Information on the state registration of the issue:
Registration date: ***25.10.2002***
Regitration number: ***4-12-00137-A***
The state registration body: ***Federal Commission for the Securities Market of Russia***

Method of placement: ***converting by reorganization***
Period of placement: ***from 30.11.2002 to 30.11.2002***

Current status of the issue: ***placement is completed***
Amount of actually placed securities according to the registered report on the results of the issue: ***44***

Information on the state registration of the report on the results of the issue:
Registration date: ***24.01.2003***
The state registration body: ***Federal Commission for the Securities Market of Russia***

Restrictions in circulation of securities of the issue (if available):
No restrictions in circulation of the ussue securities.

Market information on securities of the issue:
Over-the-counter market

Circulation time of bonds of issue: *from to*

Income under bonds of the issue:

In percentage of face value: ***Intrest under the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer placement of the bonds to the date of submission of the application for repayment of the bond at the rate of 1 % annually of the face value of the bond.***

Other property equivalent on one bond (Rub.).: ***it is not stipulated***

Other income and rights under bonds of the issue: ***The Owner of the bond has the right:***
Of extraordinary access to a telephone network or of reception of a sum of money in the size of the face value of the bond;
of interest payment;
of reception of face value of the bond from the issuer at liquidation of the Company. Payment to owners of bonds is made by the liquidating commission in the sequence established by article 64 of the Civil Code of Russian Federation according to intermediate liquidating balance.

The period of repayment: ***from 06.11.2001 to 06.11.2003***

Conditions and procedure of repayment: ***Repayment of the bond is made at technical availability in the form of a property equivalent, and namely: extraordinary access to a telephone network upon conclusion of a contract for telecommunication services with the owner of the bond. Access to a telephone network under bonds of the specified series is provided only to physical persons.***
Additional payment for granting access to a telephone network it is not required.
Access to a telephone network is granted to the owner of the bond duly registered in his residence or owner of premises at the address, specified in the application for purchase of the bond.
Granting of access to a telephone network to the owner of the bond acquired in a secondary market, is carried out at technical availability .
For repayment of the bond, the owner of the bond submits an application, shows the notice of a telephone exchange on technical availability of access to a telephone network. The conclusion of the contract for telecommunication services is made within 30 days from the date of submission of the application.
If there is no technical availability to access a telephone network or at refusal of the owner of the bond to get access to a telephone network under the application of the owner of the bond, repayment is carried out by payment of a sum of money in the size of face value of the bond.
Preschedule repayment is not stipulated.

Coverage of bonds of the issue:
Coverage is not provided.

Income under bonds of the issue paid in the accounting quarter:
Money resources: ***0 Ruble.***

Other property equivalent: ***0 Ruble.***

Other property rights and (or) other income: ***0 Ruble.***

Additional essential information on securities of the issue:

Issue serial number: ***13***
Series: ***13-O***
Type: ***interest rate***
Securities form: ***nominal paperless***

Face value of one valuable paper of the issue: ***2 500 rubles.***

Amount of securities of the issue: ***500***

Total amount of the issue: ***1 250 000***

Information on the state registration of the issue:

Registration date: ***25.10.2002***

Regitration number: ***4-13-00137-A***

The state registration body: ***Federal Commission for the Securities Market of Russia***

Method of placement: ***converting by reorganization***

Period of placement: ***from 30.11.2002 to 30.11.2002***

Current status of the issue: ***the issue of securities is recognized not taken place***

The date of making the resolution on recognizing the issue not taken place: ***24.01.2003***

The body that made the resolution on recognizing the issue not taken place: ***Federal Commission for the Securities Market of Russia***

The grounds for recognizing the issue not taken place: ***due to non-placement of a single valuable paper of the issue***

Restrictions in circulation of securities of the issue (if available):

Market information on securities of the issue:

Circulation time of bonds of the issue: ***from to***

Income under bonds of the issue:

In percentage of face value: ***Intrest under the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer placement of the bonds to the date of submission of the application for repayment of the bond at the rate of 1 % annually of the face value of the bond.***

Other property equivalent on one bond (Rub.).: ***it is not stipulated***

Other income and rights under bonds of the issue: ***The Owner of the bond has the right:***

Of extraordinary access to a telephone network or of reception of a sum of money in the size of the face value of the bond;

of interest payment;

of reception of face value of the bond from the issuer at liquidation of the Company. Payment to owners of bonds is made by the liquidating commission in the sequence established by article 64 of the Civil Code of Russian Federation according to intermediate liquidating balance.

The period of repayment: ***from 06.11.2001 to 06.11.2003***

Conditions and procedure of repayment: ***Repayment of the bond is made at technical availability in the form of a property equivalent, and namely: extraordinary access to a telephone network upon conclusion of a contract for telecommunication services with the owner of the bond. Access to a telephone network under bonds of the specified series is provided only to physical persons. Additional payment for granting access to a telephone network it is not required.***

Access to a telephone network is granted to the owner of the bond duly registered in his residence or owner of premises at the address, specified in the application for purchase of the bond.

Granting of access to a telephone network to the owner of the bond acquired in a secondary market, is carried out at technical availability .

For repayment of the bond, the owner of the bond submits an application, shows the notice of a telephone exchange on technical availability of access to a telephone network. The conclusion of

the contract for telecommunication services is made within 30 days from the date of submission of the application.

If there is no technical availability to access a telephone network or at refusal of the owner of the bond to get access to a telephone network under the application of the owner of the bond, repayment is carried out by payment of a sum of money in the size of face value of the bond.

Preschedule repayment is not stipulated.

Coverage of bonds of the issue:
Coverage is not provided.

Income under bonds of the issue paid in the accounting quarter:
Money resources: ***Ruble.***

Other property equivalent: ***Ruble.***

Other property rights and (or) other income: ***Ruble.***

Additional essential information on securities of the issue:
State registration of the issue of nominal paperless bonds of series 13 - O with state registration number 4 - 13 - 00137 - A of 25.10.2002 is cancelled by the order of Federal Commission for the Securities Market of Russia № 03 - 100/p of 24.01.2003.

Issue serial number: ***14***
Series: ***14-O***
Type: ***interest rate***
Securities form: ***nominal paperless***
Face value of one valuable paper of the issue: ***2 500 rubles.***

Amount of securities of the issue: ***500***
Total amount of the issue: ***1 250 000***

Information on the state registration of the issue:
Registration date: ***25.10.2002***
Regitration number: ***4-14-00137-A***
The state registration body: ***Federal Commission for the Securities Market of Russia***

Method of placement: ***converting by reorganization***
Period of placement: ***from 30.11.2002 to 30.11.2002***

Current status of the issue: ***placement is completed***
Amount of actually placed securities according to the registered report on the results of the issue: ***1***

Information on the state registration of the report on the results of the issue:
Registration date: ***24.01.2003***
The state registration body: ***Federal Commission for the Securities Market of Russia***

Restrictions in circulation of securities of the issue (if available):
No restrictions in circulation of the ussue securities.

Market information on securities of the issue:

Over-the-counter market

Circulation time of bonds of issue: *from to*

Income under bonds of the issue:

In percentage of face value: ***Intrest under the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer placement of the bonds to the date of submission of the application for repayment of the bond at the rate of 1 % annually of the face value of the bond.***

Other property equivalent on one bond (Rub.).: ***it is not stipulated***

Other income and rights under bonds of the issue: ***The Owner of the bond has the right:***
Of extraordinary access to a telephone network or of reception of a sum of money in the size of the face value of the bond;
of interest payment;
of reception of face value of the bond from the issuer at liquidation of the Company. Payment to owners of bonds is made by the liquidating commission in the sequence established by article 64 of the Civil Code of Russian Federation according to intermediate liquidating balance.

The period of repayment: ***from 06.11.2001 to 06.11.2003***

Conditions and procedure of repayment: ***Repayment of the bond is made at technical availability in the form of a property equivalent, and namely: extraordinary access to a telephone network upon conclusion of a contract for telecommunication services with the owner of the bond. Access to a telephone network under bonds of the specified series is provided only to physical persons.***
Additional payment for granting access to a telephone network it is not required.
Access to a telephone network is granted to the owner of the bond duly registered in his residence or owner of premises at the address, specified in the application for purchase of the bond.
Granting of access to a telephone network to the owner of the bond acquired in a secondary market, is carried out at technical availability .
For repayment of the bond, the owner of the bond submits an application, shows the notice of a telephone exchange on technical availability of access to a telephone network. The conclusion of the contract for telecommunication services is made within 30 days from the date of submission of the application.
If there is no technical availability to access a telephone network or at refusal of the owner of the bond to get access to a telephone network under the application of the owner of the bond, repayment is carried out by payment of a sum of money in the size of face value of the bond.
Preschedule repayment is not stipulated.

Coverage of bonds of the issue:
Coverage is not provided.

Income under bonds of the issue paid in the accounting quarter:
Money resources: ***0 Ruble.***

Other property equivalent: ***0 Ruble.***

Other property rights and (or) other income: ***0 Ruble.***

Additional essential information on securities of the issue:

Issue serial number: ***15***
Series: ***15-O***

Type: ***interest rate***

Securities form: ***nominal paperless***

Face value of one valuable paper of the issue: ***2500 Rubles.***

Amount of securities of the issue: ***500***

Total amount of the issue: ***1 250 000***

Information on the state registration of the issue:

Registration date: ***25.10.2002***

Regitration number: ***4-15-00137-A***

The state registration body: ***Federal Commission for the Securities Market of Russia***

Method of placement: ***converting by reorganization***

Period of placement: ***from 30.11.2002 to 30.11.2002***

Current status of the issue: ***the issue of securities is recognized not taken place***

The date of making the resolution on recognizing the issue not taken place: ***24.01.2003***

The body that made the resolution on recognizing the issue not taken place: ***Federal Commission for the Securities Market of Russia***

The grounds for recognizing the issue not taken place: ***due to non-placement of a single valuable paper of the issue***

Restrictions in circulation of securities of the issue (if available):

Market information on securities of the issue:

Circulation time of bonds of the issue: ***from to***

Income under bonds of the issue:

In percentage of face value: ***Intrest under the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer placement of the bonds to the date of submission of the application for repayment of the bond at the rate of 1 % annually of the face value of the bond.***

Other property equivalent on one bond (Rub.).: ***it is not stipulated***

Other income and rights under bonds of the issue: ***The Owner of the bond has the right:***

Of extraordinary access to a telephone network or of reception of a sum of money in the size of the face value of the bond;

of interest payment;

of reception of face value of the bond from the issuer at liquidation of the Company. Payment to owners of bonds is made by the liquidating commission in the sequence established by article 64 of the Civil Code of Russian Federation according to intermediate liquidating balance.

The period of repayment: ***from 04.09.2001 to 04.09.2003***

Conditions and procedure of repayment: ***Repayment of the bond is made at technical availability in the form of a property equivalent, and namely: extraordinary access to a telephone network upon conclusion of a contract for telecommunication services with the owner of the bond. Access to a telephone network under bonds of the specified series is provided only to physical persons. Additional payment for granting access to a telephone network it is not required.***

Access to a telephone network is granted to the owner of the bond duly registered in his residence or owner of premises at the address, specified in the application for purchase of the bond.

Granting of access to a telephone network to the owner of the bond acquired in a secondary market, is carried out at technical availability .

For repayment of the bond, the owner of the bond submits an application, shows the notice of a telephone exchange on technical availability of access to a telephone network. The conclusion of the contract for telecommunication services is made within 30 days from the date of submission of the application.

If there is no technical availability to access a telephone network or at refusal of the owner of the bond to get access to a telephone network under the application of the owner of the bond, repayment is carried out by payment of a sum of money in the size of face value of the bond.

Preschedule repayment is not stipulated.

Coverage of bonds of the issue:

Coverage is not provided.

Income under bonds of the issue paid in the accounting quarter:

Money resources: ***Ruble.***

Other property equivalent: ***Ruble.***

Other property rights and (or) other income: ***Ruble.***

Additional essential information on securities of the issue:

State registration of the issue of nominal paperless bonds of series 15 - O with state registration number 4 - 15 - 00137 - A of 25.10.2002 is cancelled by the order of Federal Commission for the Securities Market of Russia № 03 - 100/p of 24.01.2003.

Issue serial number: ***16***
Series: ***16-O***
Type: ***interest rate***
Securities form: ***nominal paperless***
Face value of one valuable paper of the issue: ***2500 Rubles.***

Amount of securities of the issue: ***250***
Total amount of the issue: ***625 000***

Information on the state registration of the issue:
Registration date: ***25.10.2002***
Regitration number: ***4-16-00137-A***
The state registration body: ***Federal Commission for the Securities Market of Russia***

Method of placement: ***converting by reorganization***
Period of placement: ***from 30.11.2002 to 30.11.2002***

Current status of the issue: ***the issue of securities is recognized not taken place***
The date of making the resolution on recognizing the issue not taken place: ***24.01.2003***
The body that made the resolution on recognizing the issue not taken place: ***Federal Commission for the Securities Market of Russia***
The grounds for recognizing the issue not taken place: ***due to non-placement of a single valuable paper of the issue***

Restrictions in circulation of securities of the issue (if available):

Market information on securities of the issue:

Circulation time of bonds of the issue: *from to*

Income under bonds of the issue:

In percentage of face value: ***Intrest under the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer placement of the bonds to the date of submission of the application for repayment of the bond at the rate of 1 % annually of the face value of the bond.***

Other property equivalent on one bond (Rub.).: ***it is not stipulated***

Other income and rights under bonds of the issue: ***The Owner of the bond has the right:***
Of extraordinary access to a telephone network or of reception of a sum of money in the size of the face value of the bond;
of interest payment;
of reception of face value of the bond from the issuer at liquidation of the Company. Payment to owners of bonds is made by the liquidating commission in the sequence established by article 64 of the Civil Code of Russian Federation according to intermediate liquidating balance.

The period of repayment: ***from 04.09.2001 to 04.09.2003***

Conditions and procedure of repayment: ***Repayment of the bond is made at technical availability in the form of a property equivalent, and namely: extraordinary access to a telephone network upon conclusion of a contract for telecommunication services with the owner of the bond. Access to a telephone network under bonds of the specified series is provided only to physical persons. Additional payment for granting access to a telephone network it is not required.***
Access to a telephone network is granted to the owner of the bond duly registered in his residence or owner of premises at the address, specified in the application for purchase of the bond.
Granting of access to a telephone network to the owner of the bond acquired in a secondary market, is carried out at technical availability .
For repayment of the bond, the owner of the bond submits an application, shows the notice of a telephone exchange on technical availability of access to a telephone network. The conclusion of the contract for telecommunication services is made within 30 days from the date of submission of the application.
If there is no technical availability to access a telephone network or at refusal of the owner of the bond to get access to a telephone network under the application of the owner of the bond, repayment is carried out by payment of a sum of money in the size of face value of the bond.
Preschedule repayment is not stipulated.

Coverage of bonds of the issue:
Coverage is not provided.

Income under bonds of the issue paid in the accounting quarter:

Money resources: ***Ruble.***

Other property equivalent: ***Ruble.***

Other property rights and (or) other income: ***Ruble.***

Additional essential information on securities of the issue:
State registration of the issue of nominal paperless bonds of series 16 - O with state registration

number 4 - 16 - 00137 - A of 25.10.2002 is cancelled by the order of Federal Commission for the Securities Market of Russia № 03 - 100/p of 24.01.2003.

Issue serial number: ***17***

Series: ***17-O***

Type: ***interest rate***

Securities form: ***nominal paperless***

Face value of one valuable paper of the issue: ***5000 Rubles.***

Amount of securities of the issue: ***40***

Total amount of the issue: ***200 000***

Information on the state registration of the issue:

Registration date: ***25.10.2002***

Regitration number: ***4-17-00137-A***

The state registration body: ***Federal Commission for the Securities Market of Russia***

Method of placement: ***converting by reorganization***

Period of placement: ***from 30.11.2002 to 30.11.2002***

Current status of the issue: ***placement is completed***

Amount of actually placed securities according to the registered report on the results of the issue: ***1***

Information on the state registration of the report on the results of the issue:

Registration date: ***24.01.2003***

The state registration body: ***Federal Commission for the Securities Market of Russia***

Restrictions in circulation of securities of the issue (if available):

No restrictions in circulation of the ussue securities.

Market information on securities of the issue:

Over-the-counter market

Circulation time of bonds of issue: ***from to***

Income under bonds of the issue:

In percentage of face value: ***Intrest under the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer placement of the bonds to the date of submission of the application for repayment of the bond at the rate of 1 % annually of the face value of the bond.***

Other property equivalent on one bond (Rub.).: ***it is not stipulated***

Other income and rights under bonds of the issue: ***The Owner of the bond has the right:***

Of extraordinary access to a telephone network or of reception of a sum of money in the size of the face value of the bond;

of interest payment;

of reception of face value of the bond from the issuer at liquidation of the Company. Payment to owners of bonds is made by the liquidating commission in the sequence established by article 64 of the Civil Code of Russian Federation according to intermediate liquidating balance.

The period of repayment: ***from 19.07.2001 to 19.07.2003***

Conditions and procedure of repayment: ***Repayment of the bond is made at technical availability in the form of a property equivalent, and namely: extraordinary access to a telephone network upon conclusion of a contract for telecommunication services with the owner of the bond. Access to a telephone network under bonds of the specified series is provided only to physical persons.***

Additional payment for granting access to a telephone network it is not required.
Access to a telephone network is granted to the owner of the bond duly registered in his residence or owner of premises at the address, specified in the application for purchase of the bond.
Granting of access to a telephone network to the owner of the bond acquired in a secondary market, is carried out at technical availability .
For repayment of the bond, the owner of the bond submits an application, shows the notice of a telephone exchange on technical availability of access to a telephone network. The conclusion of the contract for telecommunication services is made within 30 days from the date of submission of the application.
If there is no technical availability to access a telephone network or at refusal of the owner of the bond to get access to a telephone network under the application of the owner of the bond, repayment is carried out by payment of a sum of money in the size of face value of the bond.
Preschedule repayment is not stipulated.

Coverage of bonds of the issue:
Coverage is not provided.

Income under bonds of the issue paid in the accounting quarter:
Money resources: ***0 Ruble.***

Other property equivalent: ***0 Ruble.***

Other property rights and (or) other income: ***0 Ruble.***

Additional essential information on securities of the issue:

Issue serial number: ***18***
Series: ***18-O***
Type: ***interest rate***
Securities form: ***nominal paperless***
Face value of one valuable paper of the issue: ***6000 Rubles.***

Amount of securities of the issue: ***182***
Total amount of the issue: ***1 092 000***

Information on the state registration of the issue:
Registration date: ***25.10.2002***
Regitration number: ***4-18-00137-A***
The state registration body: ***Federal Commission for the Securities Market of Russia***

Method of placement: ***converting by reorganization***
Period of placement: ***from 30.11.2002 to 30.11.2002***

Current status of the issue: ***placement is completed***
Amount of actually placed securities according to the registered report on the results of the issue: ***74***

Information on the state registration of the report on the results of the issue:
Registration date: ***24.01.2003***
The state registration body: ***Federal Commission for the Securities Market of Russia***

Restrictions in circulation of securities of the issue (if available):
No restrictions in circulation of the ussue securities.

Market information on securities of the issue:
Over-the-counter market
Circulation time of bonds of issue: *from to*

Income under bonds of the issue:
In percentage of face value: ***Intrest under the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer placement of the bonds to the date of submission of the application for repayment of the bond at the rate of 1 % annually of the face value of the bond.***
Other property equivalent on one bond (Rub.).: ***it is not stipulated***
Other income and rights under bonds of the issue: ***The Owner of the bond has the right:***
Of extraordinary access to a telephone network or of reception of a sum of money in the size of the face value of the bond;
of interest payment;
of reception of face value of the bond from the issuer at liquidation of the Company. Payment to owners of bonds is made by the liquidating commission in the sequence established by article 64 of the Civil Code of Russian Federation according to intermediate liquidating balance.
The period of repayment: ***As the start date of the repayment according to the conditions of the issue of the bonds convertible into the specified series of bonds, is the registration date of the report on the results of the issue, and the issue has not been completely placed, so the registration of the results report was not made, the start date of the repayment is the date of registration of the specified prospectus of the issue. Till 15.04.2004***
Conditions and procedure of repayment: ***Repayment of the bond is made at technical availability in the form of a property equivalent, and namely: extraordinary access to a telephone network upon conclusion of a contract for telecommunication services with the owner of the bond. Access to a telephone network under bonds of the specified series is provided only to physical persons. Additional payment for granting access to a telephone network it is not required.***
Access to a telephone network is granted to the owner of the bond duly registered in his residence or owner of premises at the address, specified in the application for purchase of the bond.
Granting of access to a telephone network to the owner of the bond acquired in a secondary market, is carried out at technical availability .
For repayment of the bond, the owner of the bond submits an application, shows the notice of a telephone exchange on technical availability of access to a telephone network. The conclusion of the contract for telecommunication services is made within 30 days from the date of submission of the application.
If there is no technical availability to access a telephone network or at refusal of the owner of the bond to get access to a telephone network under the application of the owner of the bond, repayment is carried out by payment of a sum of money in the size of face value of the bond.
Preschedule repayment is not stipulated.

Coverage of bonds of the issue:
Coverage is not provided.

Income under bonds of the issue paid in the accounting quarter:
Money resources: ***117.7 rubles per 3 bonds***

Other property equivalent: ***0 Ruble.***

Other property rights and (or) other income: *0 Ruble.*

Additional essential information on securities of the issue:

Issue serial number: ***19***
Series: ***19-O***
Type: ***interest rate***
Securities form: ***nominal paperless***
Face value of one valuable paper of the issue: ***6000 Rubles.***

Amount of securities of the issue: ***70***
Total amount of the issue: ***420 000***

Information on the state registration of the issue:
Registration date: ***25.10.2002***
Regitration number: ***4-19-00137-A***
The state registration body: ***Federal Commission for the Securities Market of Russia***

Method of placement: ***converting by reorganization***
Period of placement: ***from 30.11.2002 to 30.11.2002***

Current status of the issue: ***placement is completed***
Amount of actually placed securities according to the registered report on the results of the issue: ***11***

Information on the state registration of the report on the results of the issue:
Registration date: ***24.01.2003***
The state registration body: ***Federal Commission for the Securities Market of Russia***

Restrictions in circulation of securities of the issue (if available):
No restrictions in circulation of the ussue securities.

Market information on securities of the issue:
Over-the-counter market
Circulation time of bonds of issue: ***from to***

Income under bonds of the issue:
In percentage of face value: ***Intrest under the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer placement of the bonds to the date of submission of the application for repayment of the bond at the rate of 1 % annually of the face value of the bond.***
Other property equivalent on one bond (Rub.).: ***it is not stipulated***
Other income and rights under bonds of the issue: ***The Owner of the bond has the right:***
Of extraordinary access to a telephone network or of reception of a sum of money in the size of the face value of the bond;
of interest payment;
of reception of face value of the bond from the issuer at liquidation of the Company. Payment to owners of bonds is made by the liquidating commission in the sequence established by article 64 of the Civil Code of Russian Federation according to intermediate liquidating balance.

The period of repayment: ***As the start date of the repayment according to the conditions of the issue of the bonds convertible into the specified series of bonds, is the registration date of the report on the results of the issue, and the issue has not been completely placed, so the registration of the results report was not made, the start date of the repayment is the date of registration of the specified prospectus of the issue. Till 15.04.2004***

Conditions and procedure of repayment: ***Repayment of the bond is made at technical availability in the form of a property equivalent, and namely: extraordinary access to a telephone network upon conclusion of a contract for telecommunication services with the owner of the bond. Access to a telephone network under bonds of the specified series is provided only to physical persons. Additional payment for granting access to a telephone network it is not required.***
Access to a telephone network is granted to the owner of the bond duly registered in his residence or owner of premises at the address, specified in the application for purchase of the bond.

Granting of access to a telephone network to the owner of the bond acquired in a secondary market, is carried out at technical availability .

For repayment of the bond, the owner of the bond submits an application, shows the notice of a telephone exchange on technical availability of access to a telephone network. The conclusion of the contract for telecommunication services is made within 30 days from the date of submission of the application.

If there is no technical availability to access a telephone network or at refusal of the owner of the bond to get access to a telephone network under the application of the owner of the bond, repayment is carried out by payment of a sum of money in the size of face value of the bond.

Preschedule repayment is not stipulated.

Coverage of bonds of the issue:

Coverage is not provided.

Income under bonds of the issue paid in the accounting quarter:

Money resources: ***0 Ruble.***

Other property equivalent: ***0 Ruble.***

Other property rights and (or) other income: ***0 Ruble.***

Additional essential information on securities of the issue:

Issue serial number: ***20***
Series: ***20-O***
Type: ***interest rate***
Securities form: ***nominal paperless***
Face value of one valuable paper of the issue: ***6000 Rubles.***

Amount of securities of the issue: ***405***
Total amount of the issue: ***2 430 000***

Information on the state registration of the issue:
Registration date: ***25.10.2002***
Regitration number: ***4-20-00137-A***
The state registration body: ***Federal Commission for the Securities Market of Russia***

Method of placement: ***converting by reorganization***

Period of placement: *from 30.11.2002 to 30.11.2002*

Current status of the issue: ***placement is completed***

Amount of actually placed securities according to the registered report on the results of the issue: ***181***

Information on the state registration of the report on the results of the issue:

Registration date: ***24.01.2003***

The state registration body: ***Federal Commission for the Securities Market of Russia***

Restrictions in circulation of securities of the issue (if available):

No restrictions in circulation of the ussue securities.

Market information on securities of the issue:

Over-the-counter market

Circulation time of bonds of issue: *from to*

Income under bonds of the issue:

In percentage of face value: ***Intrest under the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer placement of the bonds to the date of submission of the application for repayment of the bond at the rate of 1 % annually of the face value of the bond.***

Other property equivalent on one bond (Rub.).: *it is not stipulated*

Other income and rights under bonds of the issue: ***The Owner of the bond has the right:***
Of extraordinary access to a telephone network or of reception of a sum of money in the size of the face value of the bond;
of interest payment;
of reception of face value of the bond from the issuer at liquidation of the Company. Payment to owners of bonds is made by the liquidating commission in the sequence established by article 64 of the Civil Code of Russian Federation according to intermediate liquidating balance.

The period of repayment: ***As the start date of the repayment according to the conditions of the issue of the bonds convertible into the specified series of bonds, is the registration date of the report on the results of the issue, and the issue has not been completely placed, so the registration of the results report was not made, the start date of the repayment is the date of registration of the specified prospectus of the issue. Till 15.04.2004***

Conditions and procedure of repayment: ***Repayment of the bond is made at technical availability in the form of a property equivalent, and namely: extraordinary access to a telephone network upon conclusion of a contract for telecommunication services with the owner of the bond. Access to a telephone network under bonds of the specified series is provided only to physical persons.***
Additional payment for granting access to a telephone network it is not required.
Access to a telephone network is granted to the owner of the bond duly registered in his residence or owner of premises at the address, specified in the application for purchase of the bond.
Granting of access to a telephone network to the owner of the bond acquired in a secondary market, is carried out at technical availability .
For repayment of the bond, the owner of the bond submits an application, shows the notice of a telephone exchange on technical availability of access to a telephone network. The conclusion of the contract for telecommunication services is made within 30 days from the date of submission of the application.
If there is no technical availability to access a telephone network or at refusal of the owner of the bond to get access to a telephone network under the application of the owner of the bond, repayment is carried out by payment of a sum of money in the size of face value of the bond.
Preschedule repayment is not stipulated.

Coverage of bonds of the issue:
Coverage is not provided.

Income under bonds of the issue paid in the accounting quarter:
Money resources: ***0 Ruble.***

Other property equivalent: ***0 Ruble.***

Other property rights and (or) other income: ***0 Ruble.***

Additional essential information on securities of the issue:

Issue serial number: ***21***
Series: ***21-O***
Type: ***interest rate***
Securities form: ***nominal paperless***
Face value of one valuable paper of the issue: ***6000 Rubles.***

Amount of securities of the issue: ***288***
Total amount of the issue: ***1 728 000***

Information on the state registration of the issue:
Registration date: ***25.10.2002***
Regitration number: ***4-21-00137-A***
The state registration body: ***Federal Commission for the Securities Market of Russia***

Method of placement: ***converting by reorganization***
Period of placement: ***from 30.11.2002 to 30.11.2002***

Current status of the issue: ***placement is completed***
Amount of actually placed securities according to the registered report on the results of the issue: ***86***

Information on the state registration of the report on the results of the issue:
Registration date: ***24.01.2003***
The state registration body: ***Federal Commission for the Securities Market of Russia***

Restrictions in circulation of securities of the issue (if available):
No restrictions in circulation of the ussue securities.

Market information on securities of the issue:
Over-the-counter market
Circulation time of bonds of issue: ***from to***

Income under bonds of the issue:
In percentage of face value: ***Intrest under the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer placement of the bonds to the date of submission of the application for repayment of the bond at the rate of 1 % annually of the face value of the bond.***

Other property equivalent on one bond (Rub.).: *it is not stipulated*

Other income and rights under bonds of the issue: ***The Owner of the bond has the right:***
Of extraordinary access to a telephone network or of reception of a sum of money in the size of the face value of the bond;
of interest payment;
of reception of face value of the bond from the issuer at liquidation of the Company. Payment to owners of bonds is made by the liquidating commission in the sequence established by article 64 of the Civil Code of Russian Federation according to intermediate liquidating balance.

The period of repayment: ***As the start date of the repayment according to the conditions of the issue of the bonds convertible into the specified series of bonds, is the registration date of the report on the results of the issue, and the issue has not been completely placed, so the registration of the results report was not made, the start date of the repayment is the date of registration of the specified prospectus of the issue. Till 15.04.2004***

Conditions and procedure of repayment: ***Repayment of the bond is made at technical availability in the form of a property equivalent, and namely: extraordinary access to a telephone network upon conclusion of a contract for telecommunication services with the owner of the bond. Access to a telephone network under bonds of the specified series is provided only to physical persons. Additional payment for granting access to a telephone network it is not required.***
Access to a telephone network is granted to the owner of the bond duly registered in his residence or owner of premises at the address, specified in the application for purchase of the bond.
Granting of access to a telephone network to the owner of the bond acquired in a secondary market, is carried out at technical availability .
For repayment of the bond, the owner of the bond submits an application, shows the notice of a telephone exchange on technical availability of access to a telephone network. The conclusion of the contract for telecommunication services is made within 30 days from the date of submission of the application.
If there is no technical availability to access a telephone network or at refusal of the owner of the bond to get access to a telephone network under the application of the owner of the bond, repayment is carried out by payment of a sum of money in the size of face value of the bond.
Preschedule repayment is not stipulated.

Coverage of bonds of the issue:
Coverage is not provided.

Income under bonds of the issue paid in the accounting quarter:
Money resources: ***5 441.34 Rubles.***

Other property equivalent: ***0 Ruble.***

Other property rights and (or) other income: ***0 Ruble.***

Additional essential information on securities of the issue:

Issue serial number: ***22***
Series: ***22-O***
Type: ***interest rate***
Securities form: ***nominal paperless***
Face value of one valuable paper of the issue: ***6000 Rubles.***

Amount of securities of the issue: ***417***
Total amount of the issue: ***2 502 000***

Information on the state registration of the issue:
Registration date: *25.10.2002*
Regitration number: ***4-22-00137-A***
The state registration body: ***Federal Commission for the Securities Market of Russia***

Method of placement: ***converting by reorganization***
Period of placement: ***from 30.11.2002 to 30.11.2002***

Current status of the issue: ***placement is completed***
Amount of actually placed securities according to the registered report on the results of the issue: ***4***

Information on the state registration of the report on the results of the issue:
Registration date: *24.01.2003*
The state registration body: ***Federal Commission for the Securities Market of Russia***

Restrictions in circulation of securities of the issue (if available):
No restrictions in circulation of the ussue securities.

Market information on securities of the issue:
Over-the-counter market
Circulation time of bonds of issue: ***from to***

Income under bonds of the issue:
In percentage of face value: ***Intrest under the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer placement of the bonds to the date of submission of the application for repayment of the bond at the rate of 1 % annually of the face value of the bond.***
Other property equivalent on one bond (Rub.).: ***it is not stipulated***
Other income and rights under bonds of the issue: ***The Owner of the bond has the right:***
Of extraordinary access to a telephone network or of reception of a sum of money in the size of the face value of the bond;
of interest payment;
of reception of face value of the bond from the issuer at liquidation of the Company. Payment to owners of bonds is made by the liquidating commission in the sequence established by article 64 of the Civil Code of Russian Federation according to intermediate liquidating balance.
The period of repayment: ***As the start date of the repayment according to the conditions of the issue of the bonds convertible into the specified series of bonds, is the registration date of the report on the results of the issue, and the issue has not been completely placed, so the registration of the results report was not made, the start date of the repayment is the date of registration of the specified prospectus of the issue. Till 15.04.2002***
Conditions and procedure of repayment: ***Repayment of the bond is made at technical availability in the form of a property equivalent, and namely: extraordinary access to a telephone network upon conclusion of a contract for telecommunication services with the owner of the bond. Access to a telephone network under bonds of the specified series is provided only to physical persons. Additional payment for granting access to a telephone network it is not required.***
Access to a telephone network is granted to the owner of the bond duly registered in his residence or owner of premises at the address, specified in the application for purchase of the bond.
Granting of access to a telephone network to the owner of the bond acquired in a secondary market, is carried out at technical availability .
For repayment of the bond, the owner of the bond submits an application, shows the notice of a telephone exchange on technical availability of access to a telephone network. The conclusion of

the contract for telecommunication services is made within 30 days from the date of submission of the application.

If there is no technical availability to access a telephone network or at refusal of the owner of the bond to get access to a telephone network under the application of the owner of the bond, repayment is carried out by payment of a sum of money in the size of face value of the bond.

Preschedule repayment is not stipulated.

Coverage of bonds of the issue:

Coverage is not provided.

Income under bonds of the issue paid in the accounting quarter:

Money resources: ***69.37 Rubles per one bond***

Other property equivalent: ***0 Ruble.***

Other property rights and (or) other income: ***0 Ruble.***

Additional essential information on securities of the issue:

Issue serial number: ***23***

Series: ***23-0***

Type: ***interest rate***

Securities form: ***nominal paperless***

Face value of one valuable paper of the issue: ***6000 Rubles.***

Amount of securities of the issue: ***116***

Total amount of the issue: ***696 000***

Information on the state registration of the issue:

Registration date: ***25.10.2002***

Regitration number: ***4-23-00137-A***

The state registration body: ***Federal Commission for the Securities Market of Russia***

Method of placement: ***converting by reorganization***

Period of placement: ***from 30.11.2002 to 30.11.2002***

Current status of the issue: ***the issue of securities is recognized not taken place***

The date of making the resolution on recognizing the issue not taken place: ***24.01.2003***

The body that made the resolution on recognizing the issue not taken place: ***Federal Commission for the Securities Market of Russia***

The grounds for recognizing the issue not taken place: ***due to non-placement of a single valuable paper of the issue***

Restrictions in circulation of securities of the issue (if available):

Market information on securities of the issue:

Circulation time of bonds of the issue: ***from to***

Income under bonds of the issue:

In percentage of face value: ***Intrest under the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer placement of the bonds to the date of submission of the application for repayment of the bond at the rate of 1 % annually of the face value of the bond.***

Other property equivalent on one bond (Rub.).: ***it is not stipulated***

Other income and rights under bonds of the issue: ***The Owner of the bond has the right:***
Of extraordinary access to a telephone network or of reception of a sum of money in the size of the face value of the bond;
of interest payment;
of reception of face value of the bond from the issuer at liquidation of the Company. Payment to owners of bonds is made by the liquidating commission in the sequence established by article 64 of the Civil Code of Russian Federation according to intermediate liquidating balance.

The period of repayment: ***As the start date of the repayment according to the conditions of the issue of the bonds convertible into the specified series of bonds, is the registration date of the report on the results of the issue, and the issue has not been completely placed, so the registration of the results report was not made, the start date of the repayment is the date of registration of the specified prospectus of the issue. Till 15.04.2004***

Conditions and procedure of repayment: ***Repayment of the bond is made at technical availability in the form of a property equivalent, and namely: extraordinary access to a telephone network upon conclusion of a contract for telecommunication services with the owner of the bond. Access to a telephone network under bonds of the specified series is provided only to physical persons. Additional payment for granting access to a telephone network it is not required.***
Access to a telephone network is granted to the owner of the bond duly registered in his residence or owner of premises at the address, specified in the application for purchase of the bond.

Granting of access to a telephone network to the owner of the bond acquired in a secondary market, is carried out at technical availability .

For repayment of the bond, the owner of the bond submits an application, shows the notice of a telephone exchange on technical availability of access to a telephone network. The conclusion of the contract for telecommunication services is made within 30 days from the date of submission of the application.

If there is no technical availability to access a telephone network or at refusal of the owner of the bond to get access to a telephone network under the application of the owner of the bond, repayment is carried out by payment of a sum of money in the size of face value of the bond.

Preschedule repayment is not stipulated.

Coverage of bonds of the issue:

Coverage is not provided.

Income under bonds of the issue paid in the accounting quarter:

Money resources: ***Ruble.***

Other property equivalent: ***Ruble.***

Other property rights and (or) other income: ***Ruble.***

Additional essential information on securities of the issue:

State registration of the issue of nominal paperless bonds of series 23 - O with state registration number 4 - 23 - 00137 - A of 25.10.2002 is cancelled by the order of Federal Commission for the Securities Market of Russia № 03 - 100/p of 24.01.2003.

Issue serial number: ***24***

Series: ***24-O***

Type: ***interest rate***

Securities form: ***nominal paperless***

Face value of one valuable paper of the issue: ***6000 Rubles.***

Amount of securities of the issue: ***500***

Total amount of the issue: ***3 000 000***

Information on the state registration of the issue:

Registration date: ***25.10.2002***

Regitration number: ***4-24-00137-A***

The state registration body: ***Federal Commission for the Securities Market of Russia***

Method of placement: ***converting by reorganization***

Period of placement: ***from 30.11.2002 to 30.11.2002***

Current status of the issue: ***placement is completed***

Amount of actually placed securities according to the registered report on the results of the issue: ***57***

Information on the state registration of the report on the results of the issue:

Registration date: ***24.01.2003***

The state registration body: ***Federal Commission for the Securities Market of Russia***

Restrictions in circulation of securities of the issue (if available):

No restrictions in circulation of the ussue securities.

Market information on securities of the issue:

Over-the-counter market

Circulation time of bonds of issue: ***from to***

Income under bonds of the issue:

In percentage of face value: ***Intrest under the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer placement of the bonds to the date of submission of the application for repayment of the bond at the rate of 1 % annually of the face value of the bond.***

Other property equivalent on one bond (Rub.).: ***it is not stipulated***

Other income and rights under bonds of the issue: ***The Owner of the bond has the right:***
Of extraordinary access to a telephone network or of reception of a sum of money in the size of the face value of the bond;
of interest payment;
of reception of face value of the bond from the issuer at liquidation of the Company. Payment to owners of bonds is made by the liquidating commission in the sequence established by article 64 of the Civil Code of Russian Federation according to intermediate liquidating balance.

The period of repayment: ***As the start date of the repayment according to the conditions of the issue of the bonds convertible into the specified series of bonds, is the registration date of the report on the results of the issue, and the issue has not been completely placed, so the registration of the results report was not made, the start date of the repayment is the date of registration of the specified prospectus of the issue. Till 15.04.2004***

Conditions and procedure of repayment: ***Repayment of the bond is made at technical availability in the form of a property equivalent, and namely: extraordinary access to a telephone network upon conclusion of a contract for telecommunication services with the owner of the bond. Access to a telephone network under bonds of the specified series is provided only to physical persons.***

Additional payment for granting access to a telephone network it is not required.
Access to a telephone network is granted to the owner of the bond duly registered in his residence or owner of premises at the address, specified in the application for purchase of the bond.
Granting of access to a telephone network to the owner of the bond acquired in a secondary market, is carried out at technical availability .
For repayment of the bond, the owner of the bond submits an application, shows the notice of a telephone exchange on technical availability of access to a telephone network. The conclusion of the contract for telecommunication services is made within 30 days from the date of submission of the application.
If there is no technical availability to access a telephone network or at refusal of the owner of the bond to get access to a telephone network under the application of the owner of the bond, repayment is carried out by payment of a sum of money in the size of face value of the bond.
Preschedule repayment is not stipulated.

Coverage of bonds of the issue:
Coverage is not provided.

Income under bonds of the issue paid in the accounting quarter:
Money resources: ***109.13 Rubles per 2 bonds***

Other property equivalent: ***0 Ruble.***

Other property rights and (or) other income: ***0 Ruble.***

Additional essential information on securities of the issue:

Issue serial number: ***25***
Series: ***25-O***
Type: ***interest rate***
Securities form: ***nominal paperless***
Face value of one valuable paper of the issue: ***6000 Rubles.***

Amount of securities of the issue: ***180***
Total amount of the issue: ***1 080 000***

Information on the state registration of the issue:
Registration date: ***25.10.2002***
Regitration number: ***4-25-00137-A***
The state registration body: ***Federal Commission for the Securities Market of Russia***

Method of placement: ***converting by reorganization***
Period of placement: ***from 30.11.2002 to 30.11.2002***

Current status of the issue: ***placement is completed***
Amount of actually placed securities according to the registered report on the results of the issue: ***4***

Information on the state registration of the report on the results of the issue:
Registration date: ***24.01.2003***
The state registration body: ***Federal Commission for the Securities Market of Russia***

Restrictions in circulation of securities of the issue (if available):
No restrictions in circulation of the ussue securities.

Market information on securities of the issue:
Over-the-counter market
Circulation time of bonds of issue: *from* *to*

Income under bonds of the issue:
In percentage of face value: ***Intrest under the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer placement of the bonds to the date of submission of the application for repayment of the bond at the rate of 1 % annually of the face value of the bond.***
Other property equivalent on one bond (Rub.).: ***it is not stipulated***
Other income and rights under bonds of the issue: ***The Owner of the bond has the right:***
Of extraordinary access to a telephone network or of reception of a sum of money in the size of the face value of the bond;
of interest payment;
of reception of face value of the bond from the issuer at liquidation of the Company. Payment to owners of bonds is made by the liquidating commission in the sequence established by article 64 of the Civil Code of Russian Federation according to intermediate liquidating balance.
The period of repayment: ***As the start date of the repayment according to the conditions of the issue of the bonds convertible into the specified series of bonds, is the registration date of the report on the results of the issue, and the issue has not been completely placed, so the registration of the results report was not made, the start date of the repayment is the date of registration of the specified prospectus of the issue. Till 15.04.2004***
Conditions and procedure of repayment: ***Repayment of the bond is made at technical availability in the form of a property equivalent, and namely: extraordinary access to a telephone network upon conclusion of a contract for telecommunication services with the owner of the bond. Access to a telephone network under bonds of the specified series is provided only to physical persons. Additional payment for granting access to a telephone network it is not required.***
Access to a telephone network is granted to the owner of the bond duly registered in his residence or owner of premises at the address, specified in the application for purchase of the bond.
Granting of access to a telephone network to the owner of the bond acquired in a secondary market, is carried out at technical availability .
For repayment of the bond, the owner of the bond submits an application, shows the notice of a telephone exchange on technical availability of access to a telephone network. The conclusion of the contract for telecommunication services is made within 30 days from the date of submission of the application.
If there is no technical availability to access a telephone network or at refusal of the owner of the bond to get access to a telephone network under the application of the owner of the bond, repayment is carried out by payment of a sum of money in the size of face value of the bond.
Preschedule repayment is not stipulated.

Coverage of bonds of the issue:
Coverage is not provided.

Income under bonds of the issue paid in the accounting quarter:
Money resources: ***0 Ruble.***

Other property equivalent: ***0 Ruble.***

Other property rights and (or) other income: *0 Ruble.*

Additional essential information on securities of the issue:

Issue serial number: *26*
Series: *26-O*
Type: *interest rate*
Securities form: *nominal paperless*
Face value of one valuable paper of the issue: *9000 Rubles.*

Amount of securities of the issue: *35*
Total amount of the issue: *315 000*

Information on the state registration of the issue:
Registration date: *25.10.2002*
Regitration number: *4-26-00137-A*
The state registration body: *Federal Commission for the Securities Market of Russia*

Method of placement: *converting by reorganization*
Period of placement: *from 30.11.2002 to 30.11.2002*

Current status of the issue: *the issue of securities is recognized not taken place*
The date of making the resolution on recognizing the issue not taken place: *24.01.2003*
The body that made the resolution on recognizing the issue not taken place: *Federal Commission for the Securities Market of Russia*
The grounds for recognizing the issue not taken place: *due to non-placement of a single valuable paper of the issue*

Restrictions in circulation of securities of the issue (if available):

Market information on securities of the issue:

Circulation time of bonds of the issue: *from to*

Income under bonds of the issue:
In percentage of face value: ***Intrest under the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer placement of the bonds to the date of submission of the application for repayment of the bond at the rate of 1 % annually of the face value of the bond.***
Other property equivalent on one bond (Rub.).: *it is not stipulated*
Other income and rights under bonds of the issue: ***The Owner of the bond has the right:***
Of extraordinary access to a telephone network or of reception of a sum of money in the size of the face value of the bond;
of interest payment;
of reception of face value of the bond from the issuer at liquidation of the Company. Payment to owners of bonds is made by the liquidating commission in the sequence established by article 64 of the Civil Code of Russian Federation according to intermediate liquidating balance.
The period of repayment: ***As the start date of the repayment according to the conditions of the issue of the bonds convertible into the specified series of bonds, is the registration date of the***

report on the results of the issue, and the issue has not been completely placed, so the registration of the results report was not made, the start date of the repayment is the date of registration of the specified prospectus of the issue. Till 15.04.2002

Conditions and procedure of repayment: ***Repayment of the bond is made at technical availability in the form of a property equivalent, and namely: extraordinary access to a telephone network upon conclusion of a contract for telecommunication services with the owner of the bond. Access to a telephone network under bonds of the specified series is provided only to physical persons. Additional payment for granting access to a telephone network it is not required.***
Access to a telephone network is granted to the owner of the bond duly registered in his residence or owner of premises at the address, specified in the application for purchase of the bond.

Granting of access to a telephone network to the owner of the bond acquired in a secondary market, is carried out at technical availability .

For repayment of the bond, the owner of the bond submits an application, shows the notice of a telephone exchange on technical availability of access to a telephone network. The conclusion of the contract for telecommunication services is made within 30 days from the date of submission of the application.

If there is no technical availability to access a telephone network or at refusal of the owner of the bond to get access to a telephone network under the application of the owner of the bond, repayment is carried out by payment of a sum of money in the size of face value of the bond.

Preschedule repayment is not stipulated.

Coverage of bonds of the issue:

Coverage is not provided.

Income under bonds of the issue paid in the accounting quarter:

Money resources: ***Ruble.***

Other property equivalent: ***Ruble.***

Other property rights and (or) other income: ***Ruble.***

Additional essential information on securities of the issue:

State registration of the issue of nominal paperless bonds of series 26 - O with state registration number 4 - 26 - 00137 - A of 25.10.2002 is cancelled by the order of Federal Commission for the Securities Market of Russia № 03 - 100/p of 24.01.2003.

Issue serial number: ***27***
Series: ***1-C***
Type: ***interest rate***
Securities form: ***nominal paperless***
Face value of one valuable paper of the issue: ***100 Rubles.***

Amount of securities of issue: ***143 890***
Total amount of issue: ***14 389 000***

Information on the state registration of the issue:
Registration date: ***25.10.2002***
Regitration number: ***4-27-00137-A***
The state registration body: ***Federal Commission for the Securities Market of Russia***

Method of placement: ***converting by reorganization***
Period of placement: ***from 30.11.2002 to 30.11.2002***

Current status of the issue: ***placement is completed***
Amount of actually placed securities according to the registered report on the results of the issue: ***143 440***

Information on the state registration of the report on the results of the issue:
Registration date: ***24.01.2003***
The state registration body: ***Federal Commission for the Securities Market of Russia***

Restrictions in circulation of securities of the issue (if available):
No restrictions in circulation of the ussue securities.

Market information on securities of the issue:
Over-the-counter market
Circulation time of bonds of the issue: ***from to 7.06.2003***

Income under bonds of the issue:
In percentage of face value: ***Intrest under the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer placement of bonds prior to the date of submission of the application for repayment of the bond at a rate of 1 % annually of the face value of the bond.***
Other property equivalent on one bond (Rub.).: *it is not stipulated*
Other income and rights under bonds of the issue: ***1) of reception of face value of the bond at its repayment from the issuer in the procedure and during the time specified in the issue Prospectus;***
2) Of reception of the fixed accrued interest at the rate of 1 % annually of the bond face value from the issuer at repayment in the procedure and during the time specified in the Prospectus of issue;
3) Of reception, at availability of a technical opportunity, of an extraordinary access to a telephone network. A condition of extraordinary installation is the purchase of 15 bonds. The owner of bonds pays his access to a telephone network under the tariffs valid at the moment of granting the specified service. Granting an extraordinary access to a telephone network is the execution of the given obligation certified with the bond. The procedure of definition of availability of a technical opportunity of granting access to a telephone network, and also the procedure of accounting of bonds for which the obligation of the issuer to gran an extraordinary access to a telephone network is executed;
4) to receive from the issuer at liquidation of the Company the face value of the bond by way of the sequence established by item 1 of article 64 of the Civil Code of Russian Federation.

The period of repayment: ***from 07.06.2003 to 07.06.2005***
Conditions and procedure of repayment: ***The issuer makes payment of the face value and the sum of income under the bond in cash or by transfer to a bank on the basis of an application of the owner within 30 days from the date of the application submission.***
Periodicity of settlements with the owner of the bond: lumpsum.
The form of payment: cash, non-cash.
Preschedule repayment is not provided
Coverage of bonds of the issue:
Coverage is not provided.

Income under bonds of the issue paid in the accounting quarter:
Money resources: ***0 Rubles.***

Other property equivalent: ***0 Rubles.***

Other property rights and (or) other income: ***0 Rubles.***

Additional essential information on securities of the issue:

Issue serial number: ***28***
Series: ***2-C***
Type: ***interest rate***
Securities form: ***nominal paperless***
Face value of one valuable paper of the issue: ***3000 Rubles.***

Amount of securities of the issue: ***6 233***
Total amount of the issue: ***18 699 000***

Information on the state registration of the issue:
Registration date: ***25.10.2002***
Regitration number: ***4-28-00137-A***
The state registration body: ***Federal Commission for the Securities Market of Russia***

Method of placement: ***converting by reorganization***
Period of placement: ***from 30.11.2002 to 30.11.2002***

Current status of the issue: ***placement is completed***
Amount of actually placed securities according to the registered report on the results of the issue: ***6 218***

Information on the state registration of the report on the results of the issue:
Registration date: ***24.01.2003***
The state registration body: ***Federal Commission for the Securities Market of Russia***

Restrictions in circulation of securities of the issue (if available):
No restrictions in circulation of the ussue securities.

Market information on securities of the issue:
Over-the-counter market
Circulation time of bonds of the issue: ***from to 30.12.2009***

Income under bonds of the issue:
In percentage of face value: ***Intrest under the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer placement of bonds prior to the date of submission of the application for repayment of the bond at a rate of 7 % annually of the face value of the bond.***
Other property equivalent on one bond (Rub.).: ***it is not stipulated***
Other income and rights under bonds of the issue: ***1) of reception of face value of the bond at its repayment from the issuer in the procedure and during the time specified below in the issue Prospectus;***

2) Of reception of the fixed accrued interest at the rate of 7 % annually of the bond face value from the issuer at repayment for the entire circulation period in the procedure and during the time specified below in the issue Prospectus;

3) Of getting, at availability of a technical opportunity, of one extraordinary access to a telephone network;

4) to receive from the issuer at liquidation of the Company the face value of the bond by way of the sequence established by item 1 of article 64 of the Civil Code of Russian Federation, and namely:

- First of all, the claims of citizens before which the liquidated Company bears obligations for causing harm to life and health are satisfied, by capitalization of corresponding time payments;

- In the second stage, severance payment settlements and a remuneration of labor with the persons working under the labour agreement (contract) and on payment of compensations under author's contracts are made;

- In the third stage, claims of creditors under the obligations provided with a pledge of property of the liquidated Company are satisfied;

- In the fourth stage, the debts on separate payments to the budget and extrabudgetary funds are repaid;

- In the fifth stage, settlements with other creditors are made according to the law which concerns owners of bonds.

Other rights stipulated by the legislation of Russian Federation are not applicable.

The period of repayment: *from 30.12.2009 to 30.12.2010*

Conditions and procedure of repayment: *From the moment of claming the repayment presented by the issuer to the owner of the bond during the period from 30.12.2009 to 30.12.2010 by submission of an oral or written application in any form.*

The issuer makes repayment of bonds within three months, by payment of face value and of fixed accrued interest at a rate of 7 % of face value of the bond for the entire circulation time.

Periodicity of settlements with the owner of bonds: lumpsum.

The form of payment: cash, non-cash.

Payments are made with:

- Available funds from cash department of the enterprise to the address on which the application has been directed;

- A bank transfer to the settlement account in bank (banking details should be specified in the application of the owner of the bond).

Preschedule repayment is not provided

Coverage of bonds of the issue:

Coverage is not provided.

Income under bonds of the issue paid in the accounting quarter:

Money resources: *0 Rubles.*

Other property equivalent: *0 Rubles.*

Other property rights and (or) other income: *0 Rubles.*

Additional essential information on securities of the issue

Issue serial number: *29*

Series: *3-C*

Type: ***interest rate***
Security form: ***nominal paperless***
Face value of one valuable paper of the issue: ***2000 Rubles.***

Amount of securities of the issue: ***3 231***
Total amount of the issue: ***6 462 000***

Information on the state registration of the issue:
Registration date: ***25.10.2002***
Regitration number: ***4-29-00137-A***
The state registration body: ***Federal Commission for the Securities Market of Russia***

Method of placement: ***converting by reorganization***
Period of placement: ***from 30.11.2002 to 30.11.2002***

Current status of the issue: ***placement is completed***
Amount of actually placed securities according to the registered report on the results of the issue: ***3 229***

Information on the state registration of the report on the results of the issue:
Registration date: ***24.01.2003***
The state registration body: ***Federal Commission for the Securities Market of Russia***

Restrictions in circulation of securities of the issue (if available):
No restrictions in circulation of the ussue securities.

Market information on securities of the issue:
Over-the-counter market
Circulation time of bonds of the issue: ***from to 30.12.2009***

Income under bonds of the issue:
In percentage of face value: ***Intrest under the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer placement of bonds prior to the date of submission of the application for repayment of the bond at a rate of 7 % annually of the face value of the bond.***
Other property equivalent on one bond (Rub.).: ***it is not stipulated***
Other income and rights under bonds of the issue: ***1) of reception of face value of the bond at its repayment from the issuer in the procedure and during the time specified below in the issue Prospectus;***
2) Of reception of the fixed accrued interest at the rate of 7 % annually of the bond face value from the issuer at repayment for the entire circulation period in the procedure and during the time specified below in the issue Prospectus;
3) Of getting, at availability of a technical opportunity, of one extraordinary access to a telephone network;
4) to receive from the issuer at liquidation of the Company the face value of the bond by way of the sequence established by item 1 of article 64 of the Civil Code of Russian Federation, and namely:
- First of all, the claims of citizens before which the liquidated Company bears obligations for causing harm to life and health are satisfied, by capitalization of corresponding time payments;

- In the second stage, severance payment settlements and a remuneration of labor with the persons working under the labour agreement (contract) and on payment of compensations under author's contracts are made;

- In the third stage, claims of creditors under the obligations provided with a pledge of property of the liquidated Company are satisfied;

- In the fourth stage, the debts on separate payments to the budget and extrabudgetary funds are repaid;

- In the fifth stage, settlements with other creditors are made according to the law which concerns owners of bonds.

Other rights stipulated by the legislation of Russian Federation are not applicable.

The period of repayment: *from 30.12.2009 to 30.12.2010*

Conditions and procedure of repayment: *From the moment of claming the repayment presented by the issuer to the owner of the bond during the period from 30.12.2009 to 30.12.2010 by submission of an oral or written application in any form.*

The issuer makes repayment of bonds within three months, by payment of face value and of fixed accrued interest at a rate of 7 % of face value of the bond for the entire circulation time.

Periodicity of settlements with the owner of bonds: lumpsum.

The form of payment: cash, non-cash.

Payments are made with:

- Available funds from cash department of the enterprise to the address on which the application has been directed;

- A bank transfer to the settlement account in bank (banking details should be specified in the application of the owner of the bond).

Preschedule repayment is not provided

Coverage of bonds of the issue:

Coverage is not provided.

Income under bonds of the issue paid in the accounting quarter:

Money resources: ***0 Rubles.***

Other property equivalent: ***0 Rubles.***

Other property rights and (or) other income: ***0 Rubles.***

Additional essential information on securities of the issue

Issue serial number: ***30***

Series: ***4-C***

Type: ***interest rate***

Securities form: ***nominal paperless***

Face value of one valuable paper of the issue: ***2500 Rubles.***

Amount of securities of the issue: ***5 995***

Total amount of the issue: ***14 987 500***

Information on the state registration of the issue:

Registration date: ***25.10.2002***

Regitration number: ***4-30-00137-A***

The state registration body: ***Federal Commission for the Securities Market of Russia***

Method of placement: ***converting by reorganization***

Period of placement: ***from 30.11.2002 to 30.11.2002***

Current status of the issue: ***placement is completed***

Amount of actually placed securities according to the registered report on the results of the issue: ***5 967***

Information on the state registration of the report on the results of the issue:

Registration date: ***24.01.2003***

The state registration body: ***Federal Commission for the Securities Market of Russia***

Restrictions in circulation of securities of the issue (if available):

No restrictions in circulation of the ussue securities.

Market information on securities of the issue:

Over-the-counter market

Circulation time of bonds of the issue: ***from to 31.12.2011***

Income under bonds of the issue:

In percentage of face value: ***Intrest under the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer placement of bonds prior to the date of submission of the application for repayment of the bond at a rate of 5 % annually of the face value of the bond.***

Other property equivalent on one bond (Rub.).: ***it is not stipulated***

Other income and rights under bonds of the issue: ***1) to receive from the issuer the face value of the bond at its repayment;***

2) Of reception, at availability of a technical opportunity, of an extraordinary access to a telephone network. The owner of bonds makes payment under telephone communication services contract at the tariffs valid at the moment of granting the specified service;

3) to receive from the issuer at liquidation of the Company the face value of the bond by way of the sequence established by item 1 of article 64 of the Civil Code of Russian Federation, and namely:

- First of all, the claims of citizens before which the liquidated Company bears obligations for causing harm to life and health are satisfied, by capitalization of corresponding time payments;

- In the second stage, severance payment settlements and a remuneration of labor with the persons working under the labour agreement (contract) and on payment of compensations under author's contracts are made;

- In the third stage, claims of creditors under the obligations provided with a pledge of property of the liquidated Company are satisfied;

- In the fourth stage, the debts on separate payments to the budget and extrabudgetary funds are repaid;

- In the fifth stage, settlements with other creditors are made according to the law which concerns the owners of bonds.

The period of repayment: ***from 30.06.2011 to 31.12.2011***

Conditions and procedure of repayment: ***The owner of the bond for its repayment directs the application not earlier 30.06.2011 and not later 30.11.2011.***

The issuer makes repayment of bonds by payment of face value and the fixed accrued interest at a rate of 5 % for the entire circulation time from the face value of the bond.

Payments are made within 30 days from the date of granting to the issuer by the owner of the bond of the application for repayment, but not later than 31.12.2011.
Periodicity of settlements with the owner of the bond: lumpsum.
The form of payment: cash, non-cash.
Preschedule repayment is not provided
Coverage of bonds of the issue:
Coverage is not provided.

Income under bonds of the issue paid in the accounting quarter:
Money resources: ***0 Rubles.***

Other property equivalent: ***0 Rubles.***

Other property rights and (or) other income: ***0 Rubles.***

Additional essential information on securities of the issue

Issue serial number: ***31***
Series: ***5-C***
Type: ***interest rate***
Securities form: ***nominal paperless***
Face value of one valuable paper of the issue: ***700 Rubles.***

Amount of securities of the issue: ***800***
Total amount of the issue: ***560 000***

Information on the state registration of issue:
Registration date: ***25.10.2002***
Regitration number: ***4-31-00137-A***
The state registration body: ***Federal Commission for the Securities Market of Russia***

Method of placement: ***converting by reorganization***
Period of placement: ***from 30.11.2002 to 30.11.2002***

Current status of the issue: ***placement is completed***
Amount of actually placed securities according to the registered report on the results of the issue: ***800***

Information on the state registration of the report on the results of the issue:
Registration date: ***24.01.2003***
The state registration body: ***Federal Commission for the Securities Market of Russia***

Restrictions in circulation of securities of the issue (if available):
No restrictions in circulation of the ussue securities.

Market information on securities of the issue:
Over-the-counter market
Circulation time of bonds of the issue: ***from to 31.12.2011***

Income under bonds of the issue:

In percentage of face value: ***Intrest under the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer placement of bonds prior to the date of submission of the application for repayment of the bond at a rate of 5 % annually of the face value of the bond.***

Other property equivalent on one bond (Rub.).: ***it is not stipulated***

Other income and rights under bonds of the issue: ***1) to receive from the issuer the face value of the bond at its repayment;***

2) Of reception, at availability of a technical opportunity, of an extraordinary access to a telephone network. The owner of bonds makes payment under telephone communication services contract at the tariffs valid at the moment of granting the specified service;

3) to receive from the issuer at liquidation of the Company the face value of the bond by way of the sequence established by item 1 of article 64 of the Civil Code of Russian Federation, and namely:

- First of all, the claims of citizens before which the liquidated Company bears obligations for causing harm to life and health are satisfied, by capitalization of corresponding time payments;

- In the second stage, severance payment settlements and a remuneration of labor with the persons working under the labour agreement (contract) and on payment of compensations under author's contracts are made;

- In the third stage, claims of creditors under the obligations provided with a pledge of property of the liquidated Company are satisfied;

- In the fourth stage, the debts on separate payments to the budget and extrabudgetary funds are repaid;

- In the fifth stage, settlements with other creditors are made according to the law which concerns the owners of bonds.

The period of repayment: ***from 30.06.2011 to 31.12.2011***

Conditions and procedure of repayment: ***The owner of the bond for its repayment directs the application not earlier 30.06.2011 and not later 30.11.2011.***

The issuer makes repayment of bonds by payment of face value and the fixed accrued interest at a rate of 5 % for the entire circulation time from the face value of the bond.

Payments are made within 30 days from the date of granting to the issuer by the owner of the bond of the application for repayment, but not later than 31.12.2011.

Periodicity of settlements with the owner of the bond: lumpsum.

The form of payment: cash, non-cash.

Preschedule repayment is not provided

Coverage of bonds of the issue:

Coverage is not provided.

Income under bonds of the issue paid in the accounting quarter:

Money resources: ***0 Rubles.***

Other property equivalent: ***0 Rubles.***

Other property rights and (or) other income: ***0 Rubles.***

Additional essential information on securities of the issue:

Issue serial number: ***32***

Series: ***6-C***

Type: ***interest rate***

Securities form: ***nominal paperless***

Face value of one valuable paper of the issue: ***1400 Rubles.***

Amount of securities of the issue: ***1 500***

Total amount of the issue: ***2 100 000***

Information on the state registration of the issue:

Registration date: ***25.10.2002***

Regitration number: ***4-32-00137-A***

The state registration body: ***Federal Commission for the Securities Market of Russia***

Method of placement: ***converting by reorganization***

Period of placement: ***from 30.11.2002 to 30.11.2002***

Current status of the issue: ***placement is completed***

Amount of actually placed securities according to the registered report on the results of the issue: ***1 499***

Information on the state registration of the report on the results of the issue:

Registration date: ***24.01.2003***

The state registration body: ***Federal Commission for the Securities Market of Russia***

Restrictions in circulation of securities of the issue (if available):

No restrictions in circulation of the ussue securities.

Market information on securities of the issue:

Over-the-counter market

Circulation time of bonds of the issue: ***from to 31.12.2011***

Income under bonds of the issue:

In percentage of face value: ***Intrest under the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer placement of bonds prior to the date of submission of the application for repayment of the bond at a rate of 5 % annually of the face value of the bond.***

Other property equivalent on one bond (Rub.).: ***it is not stipulated***

Other income and rights under bonds of the issue: ***1) to receive from the issuer the face value of the bond at its repayment;***

2) Of reception, at availability of a technical opportunity, of an extraordinary access to a telephone network. The owner of bonds makes payment under telephone communication services contract at the tariffs valid at the moment of granting the specified service;

3) to receive from the issuer at liquidation of the Company the face value of the bond by way of the sequence established by item 1 of article 64 of the Civil Code of Russian Federation, and namely:

- First of all, the claims of citizens before which the liquidated Company bears obligations for causing harm to life and health are satisfied, by capitalization of corresponding time payments;

- In the second stage, severance payment settlements and a remuneration of labor with the persons working under the labour agreement (contract) and on payment of compensations under author's contracts are made;

- In the third stage, claims of creditors under the obligations provided with a pledge of property of the liquidated Company are satisfied;

- In the fourth stage, the debts on separate payments to the budget and extrabudgetary funds are repaid;

- In the fifth stage, settlements with other creditors are made according to the law which concerns the owners of bonds.

The period of repayment: ***from 30.06.2011 to 31.12.2011***

Conditions and procedure of repayment: ***The owner of the bond for its repayment directs the application not earlier 30.06.2011 and not later 30.11.2011.***

The issuer makes repayment of bonds by payment of face value and the fixed accrued interest at a rate of 5 % for the entire circulation time from the face value of the bond.

Payments are made within 30 days from the date of granting to the issuer by the owner of the bond of the application for repayment, but not later than 31.12.2011.

Periodicity of settlements with the owner of the bond: lumpsum.

The form of payment: cash, non-cash.

Preschedule repayment is not provided

Coverage of bonds of the issue:

Coverage is not provided.

Income under bonds of the issue paid in the accounting quarter:

Money resources: ***0 Rubles.***

Other property equivalent: ***0 Rubles.***

Other property rights and (or) other income: ***0 Rubles.***

Additional essential information on securities of the issue:

Issue serial number: ***33***

Series: ***1-Y***

Type: ***interest rate***

Securities form: ***nominal paperless***

Face value of one valuable paper of the issue: ***100 Rubles.***

Amount of securities of the issue: ***18 246***

Total amount of the issue: ***1 824 600***

Information on the state registration of the issue:

Registration date: ***25.10.2002***

Regitration number: ***4-33-00137-A***

The state registration body: ***Federal Commission for the Securities Market of Russia***

Method of placement: ***converting by reorganization***

Period of placement: ***from 30.11.2002 to 30.11.2002***

Current status of the issue: ***placement is completed***

Amount of actually placed securities according to the registered report on the results of the issue: ***18 246***

Information on the state registration of the report on the results of the issue:

Registration date: ***24.01.2003***

The state registration body: ***Federal Commission for the Securities Market of Russia***

Restrictions in circulation of securities of the issue (if available):
No restrictions in circulation of the ussue securities.

Market information on securities of the issue:
Over-the-counter market
Circulation time of bonds of the issue: ***from to 28.06.2003***

Income under bonds of the issue:
In percentage of face value: ***Bond interest payments are charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at a rate of 0,1 % annually from face value of the bond.***
Other property equivalent on one bond (Rub.).: ***it is not stipulated***
Other income and rights from bonds of issue: ***The Owner of the bond has the right:***
- to receive from the issuer the face value of the bond at repayment;
- to receive cash income at a rate of 0,1 % from face value of the bond at repayment;
- to receive at availability of a technical opportunity access to a telephone network to concrete addresses within one year from the moment of purchase of 20 (twenty) bonds and the conclusion of the contract granting access to a telephone network.
The period of repayment: ***from 29.06.2003 to 29.06.2004***
Conditions and procedure of repayment: ***The issuer makes payment of the face value and the sum of income under the bond in cash or by transfer to bank on the basis of an application of the owner within three months from the date of submission of the application.***
Preschedule repayment is not provided
Coverage of bonds of the issue:
Coverage is not provided.

Income under bonds of the issue paid in the accounting quarter:
Money resources: ***0 Rubles.***

Other property equivalent: ***0 Rubles.***

Other property rights and (or) other income: ***0 Rubles.***

Additional essential information on securities of the issue:

Issue serial number: ***34***
Series: ***2-Y***
Type: ***interest rate***
Securities form: ***nominal paperless***
Face value of one valuable paper of the issue: ***2000 Rubles.***

Amount of securities of the issue: ***500***
Total amount of the issue: ***1 000 000***

Information on the state registration of issue:

Registration date: *25.10.2002*

Regitration number: ***4-34-00137-A***

The state registration body: ***Federal Commission for the Securities Market of Russia***

Method of placement: ***converting by reorganization***

Period of placement: ***from 30.11.2002 to 30.11.2002***

Current status of the issue: ***placement is completed***

Amount of actually placed securities according to the registered report on the results of the issue: ***500***

Information on the state registration of the report on the results of the issue:

Registration date: *24.01.2003*

The state registration body: ***Federal Commission for the Securities Market of Russia***

Restrictions in circulation of securities of the issue (if available):

No restrictions in circulation of the ussue securities.

Market information on securities of the issue:

Over-the-counter market

Circulation time of bonds of the issue: ***from to 31.12.2004***

Income under bonds of the issue:

In percentage of face value: ***Bond interest payments are charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at a rate of 0,1 % annually from face value of the bond.***

Other property equivalent on one bond (Rub.).: ***it is not stipulated***

Other income and rights from bonds of issue: ***The Owner of the bond has the right:***

- to receive from the issuer the face value of the bond at repayment;

- to receive cash income at a rate of 0,1 % from face value of the bond at repayment;

- to receive at availability of a technical opportunity access to a telephone network to concrete addresses within one year from the moment of purchase of 20 (twenty) bonds and the conclusion of the contract granting access to a telephone network.

The period of repayment: ***from 01.01.2005 to 31.12.2005***

Conditions and procedure of repayment: ***The issuer makes payment of the face value and the sum of income under the bond in cash or by transfer to bank on the basis of an application of the owner within three months from the date of submission of the application.***

Preschedule repayment is not provided

Coverage of bonds of the issue:

Coverage is not provided.

Income under bonds of the issue paid in the accounting quarter:

Money resources: ***0 Rubles.***

Other property equivalent: ***0 Rubles.***

Other property rights and (or) other income: ***0 Rubles.***

Additional essential information on securities of the issue:

Issue serial number: ***35***
Series: ***3-Y***
Type: ***interest rate***
Securities form: ***nominal paperless***
Face value of one valuable paper of the issue: ***2000 Rubles.***

Amount of securities of the issue: ***500***
Total amount of the issue: ***1 000 000***

Information on the state registration of the issue:
Registration date: ***25.10.2002***
Regitration number: ***4-35-00137-A***
The state registration body: ***Federal Commission for the Securities Market of Russia***

Method of placement: ***converting by reorganization***
Period of placement: ***from 30.11.2002 to 30.11.2002***

Current status of the issue: ***placement is completed***
Amount of actually placed securities according to the registered report on the results of the issue: ***500***

Information on the state registration of the report on the results of the issue:
Registration date: ***24.01.2003***
The state registration body: ***Federal Commission for the Securities Market of Russia***

Restrictions in circulation of securities of the issue (if available):
No restrictions in circulation of the ussue securities.

Market information on securities of the issue:
Over-the-counter market
Circulation time of bonds of the issue: ***from to 31.12.2005***

Income under bonds of the issue:
In percentage of face value: ***Bond interest payments are charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at a rate of 0,1 % annually from face value of the bond.***
Other property equivalent on one bond (Rub.).: ***it is not stipulated***
Other income and rights from bonds of issue: ***The Owner of the bond has the right:***
- to receive from the issuer the face value of the bond at repayment;
- to receive cash income at a rate of 0,1 % from face value of the bond at repayment;
- to receive at availability of a technical opportunity access to a telephone network to concrete addresses within one year from the moment of purchase of 20 (twenty) bonds and the conclusion of the contract granting access to a telephone network.
The period of repayment: ***from 01.01.2006 to 31.12.2006***
Conditions and procedure of repayment: ***The issuer makes payment of the face value and the sum of income under the bond in cash or by transfer to bank on the basis of an application of the owner within three months from the date of submission of the application.***
Preschedule repayment is not provided

Coverage of bonds of the issue:
Coverage is not provided.

Income under bonds of the issue paid in the accounting quarter:
Money resources: ***0 Rubles.***

Other property equivalent: ***0 Rubles.***

Other property rights and (or) other income: ***0 Rubles.***

Additional essential information on securities of the issue:

Issue serial number: ***36***
Series: ***4-Y***
Type: ***interest rate***
Securities form: ***nominal paperless***
Face value of one valuable paper of the issue: ***2000 Rubles.***

Amount of securities of the issue: ***500***
Total amount of the issue: ***1 000 000***

Information on the state registration of the issue:
Registration date: ***25.10.2002***
Regitration number: ***4-36-00137-A***
The state registration body: ***Federal Commission for the Securities Market of Russia***

Method of placement: ***converting by reorganization***
Period of placement: ***from 30.11.2002 to 30.11.2002***

Current status of the issue: ***placement is completed***
Amount of actually placed securities according to the registered report on the results of the issue: ***500***

Information on the state registration of the report on the results of the issue:
Registration date: ***24.01.2003***
The state registration body: ***Federal Commission for the Securities Market of Russia***

Restrictions in circulation of securities of the issue (if available):
No restrictions in circulation of the ussue securities.

Market information on securities of the issue:
Over-the-counter market
Circulation time of bonds of the issue: ***from to 31.12.2005***

Income under bonds of the issue:
In percentage of face value: ***Bond interest payments are charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at a rate of 0,1 % annually from face value of the bond.***

Other property equivalent on one bond (Rub.).: ***it is not stipulated***

Other income and rights from bonds of issue: ***The Owner of the bond has the right:***

- to receive from the issuer the face value of the bond at repayment;

- to receive cash income at a rate of 0,1 % from face value of the bond at repayment;

- to receive at availability of a technical opportunity access to a telephone network to concrete addresses within one year from the moment of purchase of 20 (twenty) bonds and the conclusion of the contract granting access to a telephone network.

The period of repayment: ***from 01.01.2006 to 31.04.2006***

Conditions and procedure of repayment: ***The issuer makes payment of the face value and the sum of income under the bond in cash or by transfer to bank on the basis of an application of the owner within three months from the date of submission of the application.***

Preschedule repayment is not provided

Coverage of bonds of the issue:

Coverage is not provided.

Income under bonds of the issue paid in the accounting quarter:

Money resources: ***0 Rubles.***

Other property equivalent: ***0 Rubles.***

Other property rights and (or) other income: ***0 Rubles.***

Additional essential information on securities of the issue:

Issue serial number: ***37***

Series: ***5-Y***

Type: ***interest rate***

Securities form: ***nominal paperless***

Face value of one valuable paper of the issue: ***2000 Rubles.***

Amount of securities of the issue: ***500***

Amount of securities of the issue: ***1 000 000***

Information on the state registration of the issue:

Registration date: ***25.10.2002***

Regitration number: ***4-37-00137-A***

The state registration body: ***Federal Commission for the Securities Market of Russia***

Method of placement: ***converting by reorganization***

Period of placement: ***from 30.11.2002 to 30.11.2002***

Current status of the issue: ***placement is completed***

Amount of actually placed securities according to the registered report on the results of the issue: ***500***

Information on the state registration of the report on the results of the issue:

Registration date: ***24.01.2003***

The state registration body: ***Federal Commission for the Securities Market of Russia***

Restrictions in circulation of securities of the issue (if available):
No restrictions in circulation of the ussue securities.

Market information on securities of the issue:
Over-the-counter market
Circulation time of bonds of the issue: ***from to 31.12.2006***

Income under bonds of the issue:
In percentage of face value: ***Bond interest payments are charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at a rate of 0,1 % annually from face value of the bond.***
Other property equivalent on one bond (Rub.).: *it is not stipulated*
Other income and rights from bonds of issue: ***The Owner of the bond has the right:***
- to receive from the issuer the face value of the bond at repayment;
- to receive cash income at a rate of 0,1 % from face value of the bond at repayment;
- to receive at availability of a technical opportunity access to a telephone network to concrete addresses within one year from the moment of purchase of 20 (twenty) bonds and the conclusion of the contract granting access to a telephone network.
The period of repayment: ***from 03.01.2007 to 31.03.2007***
Conditions and procedure of repayment: ***The issuer makes payment of the face value and the sum of income under the bond in cash or by transfer to bank on the basis of an application of the owner within three months from the date of submission of the application.***
Preschedule repayment is not provided
Coverage of bonds of the issue:
Coverage is not provided.

Income under bonds of the issue paid in the accounting quarter:
Money resources: ***0 Rubles.***

Other property equivalent: ***0 Rubles.***

Other property rights and (or) other income: ***0 Rubles.***

Additional essential information on securities of the issue:

Issue serial number: ***38***
Series: ***6-Y***
Type: ***interest rate***
Securities form: ***nominal paperless***
Face value of one valuable paper of the issue: ***2000 Rubles.***

Amount of securities of the issue: ***500***
Total amount of the issue: ***1 000 000***

Information on the state registration of issue:
Registration date: ***25.10.2002***

Regitration number: ***4-38-00137-A***

The state registration body: ***Federal Commission for the Securities Market of Russia***

Method of placement: ***converting by reorganization***

Period of placement: ***from 30.11.2002 to 30.11.2002***

Current status of the issue: ***placement is completed***

Amount of actually placed securities according to the registered report on the results of the issue: ***500***

Information on the state registration of the report on the results of the issue:

Registration date: ***24.01.2003***

The state registration body: ***Federal Commission for the Securities Market of Russia***

Restrictions in circulation of securities of the issue (if available):

No restrictions in circulation of the ussue securities.

Market information on securities of the issue:

Over-the-counter market

Circulation time of bonds of the issue: ***from to 31.03.2007***

Income under bonds of the issue:

In percentage of face value: ***Bond interest payments are charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at a rate of 0,1 % annually from face value of the bond.***

Other property equivalent on one bond (Rub.).: ***it is not stipulated***

Other income and rights from bonds of issue: ***The Owner of the bond has the right:***

- to receive from the issuer the face value of the bond at repayment;

- to receive cash income at a rate of 0,1 % from face value of the bond at repayment;

- to receive at availability of a technical opportunity access to a telephone network to concrete addresses within one year from the moment of purchase of 20 (twenty) bonds and the conclusion of the contract granting access to a telephone network.

The period of repayment: ***from 01.04.2007 to 30.06.2007***

Conditions and procedure of repayment: ***The issuer makes payment of the face value and the sum of income under the bond in cash or by transfer to bank on the basis of an application of the owner within three months from the date of submission of the application.***

Preschedule repayment is not provided

Coverage of bonds of the issue:

Coverage is not provided.

Income under bonds of the issue paid in the accounting quarter:

Money resources: ***0 Rubles.***

Other property equivalent: ***0 Rubles.***

Other property rights and (or) other income: ***0 Rubles.***

Additional essential information on securities of the issue:

Issue serial number: ***39***
Series: ***7-У***
Type: ***interest rate***
Securities form: ***nominal paperless***
Face value of one valuable paper of the issue: ***2000 Rubles.***

Amount of securities of the issue: ***500***
Total amount of the issue: ***1 000 000***

Information on the state registration of the issue:
Registration date: ***25.10.2002***
Regitration number: ***4-39-00137-A***
The state registration body: ***Federal Commission for the Securities Market of Russia***

Method of placement: ***converting by reorganization***
Period of placement: ***from 30.11.2002 to 30.11.2002***

Current status of the issue: ***placement is completed***
Amount of actually placed securities according to the registered report on the results of the issue: ***500***

Information on the state registration of the report on the results of the issue:
Registration date: ***24.01.2003***
The state registration body: ***Federal Commission for the Securities Market of Russia***

Restrictions in circulation of securities of the issue (if available):
No restrictions in circulation of the ussue securities.

Market information on securities of the issue:
Over-the-counter market
Circulation time of bonds of the issue: ***from to 30.06.2007***

Income under bonds of the issue:
In percentage of face value: ***Bond interest payments are charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at a rate of 0,1 % annually from face value of the bond.***
Other property equivalent on one bond (Rub.).: *it is not stipulated*
Other income and rights from bonds of issue: ***The Owner of the bond has the right:***
- to receive from the issuer the face value of the bond at repayment;
- to receive cash income at a rate of 0,1 % from face value of the bond at repayment;
- to receive at availability of a technical opportunity access to a telephone network to concrete addresses within one year from the moment of purchase of 20 (twenty) bonds and the conclusion of the contract granting access to a telephone network.
The period of repayment: ***from 01.07.2007 to 30.09.2007***
Conditions and procedure of repayment: ***The issuer makes payment of the face value and the sum of income under the bond in cash or by transfer to bank on the basis of an application of the owner within three months from the date of submission of the application.***
Preschedule repayment is not provided

Coverage of bonds of the issue:
Coverage is not provided.

Income under bonds of the issue paid in the accounting quarter:
Money resources: ***0 Rubles.***

Other property equivalent: ***0 Rubles.***

Other property rights and (or) other income: ***0 Rubles.***

Additional essential information on securities of the issue:

Issue serial number: ***40***
Series: ***8-Y***
Type: ***interest rate***
Securities form: ***nominal paperless***
Face value of one valuable paper of the issue: ***2000 Rubles.***

Amount of securities of the issue: ***500***
Total amount of the issue: ***1 000 000***

Information on the state registration of the issue:
Registration date: ***25.10.2002***
Regitration number: ***4-40-00137-A***
The state registration body: ***Federal Commission for the Securities Market of Russia***

Method of placement: ***converting by reorganization***
Period of placement: ***from 30.11.2002 to 30.11.2002***

Current status of the issue: ***placement is completed***
Amount of actually placed securities according to the registered report on the results of the issue: ***500***

Information on the state registration of the report on the results of the issue:
Registration date: ***24.01.2003***
The state registration body: ***Federal Commission for the Securities Market of Russia***

Restrictions in circulation of securities of the issue (if available):
No restrictions in circulation of the ussue securities.

Market information on securities of the issue:
Over-the-counter market
Circulation time of bonds of the issue: ***from to 30.09.2007***

Income under bonds of the issue:
In percentage of face value: ***Bond interest payments are charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at a rate of 0,1 % annually from face value of the bond.***

Other property equivalent on one bond (Rub.).: ***it is not stipulated***

Other income and rights from bonds of issue: ***The Owner of the bond has the right:***

- to receive from the issuer the face value of the bond at repayment;

- to receive cash income at a rate of 0,1 % from face value of the bond at repayment;

- to receive at availability of a technical opportunity access to a telephone network to concrete addresses within one year from the moment of purchase of 20 (twenty) bonds and the conclusion of the contract granting access to a telephone network.

The period of repayment: ***from 01.10.2007 to 30.12.2007***

Conditions and procedure of repayment: ***The issuer makes payment of the face value and the sum of income under the bond in cash or by transfer to bank on the basis of an application of the owner within three months from the date of submission of the application.***

Preschedule repayment is not provided

Coverage of bonds of the issue:

Coverage is not provided.

Income under bonds of the issue paid in the accounting quarter:

Money resources: ***0 Rubles.***

Other property equivalent: ***0 Rubles.***

Other property rights and (or) other income: ***0 Rubles.***

Additional essential information on securities of the issue:

Issue serial number: ***41***

Series: ***9-Y***

Type: ***interest rate***

Securities form: ***nominal paperless***

Face value of one valuable paper of the issue: ***2000 Rubles.***

Amount of securities of the issue: ***500***

Total amount of the issue: ***1 000 000***

Information on the state registration of the issue:

Registration date: ***25.10.2002***

Regitration number: ***4-41-00137-A***

The state registration body: ***Federal Commission for the Securities Market of Russia***

Method of placement: ***converting by reorganization***

Period of placement: ***from 30.11.2002 to 30.11.2002***

Current status of the issue: ***placement is completed***

Amount of actually placed securities according to the registered report on the results of the issue: ***500***

Information on the state registration of the report on the results of the issue:

Registration date: ***24.01.2003***

The state registration body: ***Federal Commission for the Securities Market of Russia***

Restrictions in circulation of securities of the issue (if available):
No restrictions in circulation of the ussue securities.

Market information on securities of the issue:
Over-the-counter market
Circulation time of bonds of the issue: ***from to 30.12.2007***

Income under bonds of the issue:
In percentage of face value: ***Bond interest payments are charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at a rate of 0,1 % annually from face value of the bond.***
Other property equivalent on one bond (Rub.).: ***it is not stipulated***
Other income and rights from bonds of issue: ***The Owner of the bond has the right:***
- to receive from the issuer the face value of the bond at repayment;
- to receive cash income at a rate of 0,1 % from face value of the bond at repayment;
- to receive at availability of a technical opportunity access to a telephone network to concrete addresses within one year from the moment of purchase of 20 (twenty) bonds and the conclusion of the contract granting access to a telephone network.
The period of repayment: ***from 03.01.2008 to 30.03.2008***
Conditions and procedure of repayment: ***The issuer makes payment of the face value and the sum of income under the bond in cash or by transfer to bank on the basis of an application of the owner within three months from the date of submission of the application.***
Preschedule repayment is not provided
Coverage of bonds of the issue:
Coverage is not provided.

Income under bonds of the issue paid in the accounting quarter:
Money resources: ***0 Rubles.***

Other property equivalent: ***0 Rubles.***

Other property rights and (or) other income: ***0 Rubles.***

Additional essential information on securities of the issue:

Issue serial number: ***42***
Series: ***10-Y***
Type: ***interest rate***
Securities form: ***nominal paperless***
Face value of one valuable paper of the issue: ***2000 Rubles.***

Amount of securities of the issue: ***500***
Total amount of the issue: ***1 000 000***

Information on the state registration of the issue:
Registration date: ***25.10.2002***
Regitration number: ***4-42-00137-A***
The state registration body: ***Federal Commission for the Securities Market of Russia***

Method of placement: ***converting by reorganization***
Period of placement: ***from 30.11.2002 to 30.11.2002***

Current status of the issue: ***placement is completed***
Amount of actually placed securities according to the registered report on the results of the issue: ***500***

Information on the state registration of the report on the results of the issue:
Registration date: ***24.01.2003***
The state registration body: ***Federal Commission for the Securities Market of Russia***

Restrictions in circulation of securities of the issue (if available):
No restrictions in circulation of the ussue securities.

Market information on securities of the issue:
Over-the-counter market
Circulation time of bonds of the issue: ***from to 30.03.2008***

Income under bonds of the issue:
In percentage of face value: ***Bond interest payments are charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at a rate of 0,1 % annually from face value of the bond.***
Other property equivalent on one bond (Rub.).: ***it is not stipulated***
Other income and rights from bonds of issue: ***The Owner of the bond has the right:***
- to receive from the issuer the face value of the bond at repayment;
- to receive cash income at a rate of 0,1 % from face value of the bond at repayment;
- to receive at availability of a technical opportunity access to a telephone network to concrete addresses within one year from the moment of purchase of 20 (twenty) bonds and the conclusion of the contract granting access to a telephone network.
The period of repayment: ***from 01.04.2008 to 30.06.2008***
Conditions and procedure of repayment: ***The issuer makes payment of the face value and the sum of income under the bond in cash or by transfer to bank on the basis of an application of the owner within three months from the date of submission of the application.***
Preschedule repayment is not provided
Coverage of bonds of the issue:
Coverage is not provided.

Income under bonds of the issue paid in the accounting quarter:
Money resources: ***0 Rubles.***

Other property equivalent: ***0 Rubles.***

Other property rights and (or) other income: ***0 Rubles.***

Additional essential information on securities of the issue:

Issue serial number: ***43***

Series: ***BT - 1***

Type: ***interest rate***

Securities form: ***bearer paper***

Face value of one valuable paper of the issue: ***1 000 Rubles.***

Amount of securities of the issue: ***1 000 000***

Amount of securities of the issue: ***1 000 000 000***

Information on the state registration of the issue:

Registration date: ***24.01.2003***

Regitration number: ***4 - 43 - 00137 - A***

The state registration body: ***Federal Commission for the Securities Market of Russia***

Method of placement: ***public subscription***

Period of placement: ***from 21.02.2003 to 21.02.2003***

Current status of the issue: ***placement is completed***

Amount of actually placed securities according to the registered report on the results of the issue: ***1 000 000***

Information on the state registration of the report on the results of the issue:

Registration date: ***14.03.2003***

The state registration body: ***Federal Commission for the Securities Market of Russia***

Restrictions in circulation of securities of the issue (if available):

No restrictions in circulation of the ussue securities.

Market information on securities of the issue:

Closed Joint Stock Company "Moscow Interbank Currency Exchange"

Circulation period of the issue securities: ***from 15.03.2003 to 15.02.2006***

Income under bonds of the issue:

In percentage of face value: ***The Bond Owner has the right to receive a fixed interest of the Bond face value (coupon yield).***

The calculation of the payment sum for each coupon per one Bond is made by the following formula:

Kj = Cj * Nom * (T(j) - T(j -1))/ 365/ 100 %

where

j – serial number of coupon period, j=1...12

Kj – the sum of coupon payment for each Bond

Nom – face value of one Bond

C j – the size of the interest rate of the j-th coupon, in per cent annual

T(j -1) – the start date of the the j-th coupon period

T(j) – the end date of the j-th coupon period

The payment sum under the coupon is determined with the precision of one kopeck (rounding-up of the second figure after the comma is made in the following way: if the third figure is more or equal to 5, then the second figure is increased by 1, in case the third figure after the comma is less than 5, then the second figure after the comma is not changed).

If the payment date of coupon yield on any of the twelve coupons under the Bonds falls on a day-off, irrespective if it is a state holiday or a day-off for settlement operations, then the due sum is

paid on the first business day following the day-off. The Bond's Owner has no right to demand interest charging or any other compensation for such a delay in the payment.

Other property equivalent on one bond (Rub.).: *it is not stipulated*

Other income and rights from bonds of issue: *The Bond's Owner is in the right to execute other rights stipulated by Russian Federation legislation.*

The period of repayment: *The start date of the issue Bonds repayment is the 1096-th (one thousand ninety sixth) day since the day of the issue Bonds placement - 21.02.2006. The dates of the star and the end of the issue Bonds repayment coincide - 21.02.2006.*

Conditions and procedure of repayment: *The Bonds repayment is made by a paying agent by the Issuer instruction (hereinafter – the Paying agent), its functions are executed by:*

Full company's name: Joint Stock commercial bank "Moscow Delovoy Mir" (Open joint stock company)
Abbreviated company's name: MDM-Bank
Location: 115035, Moscow, Sadovnicheskaya str.,3
Mail address: 115035, Moscow, Sadovnicheskaya str.,3

The Issuer may appoint additional paying agents and cancel such appointments. Official notification of the Issuer on the said actions is published by the Issuer during the period not later than 10 (Ten) business days following such appointments or their cancellation in "Vedomosty" newspaper.
If the Bonds repayment date falls on a day-off, irrespective if it is a state holiday or a day-off for settlement operations, then the due sum is paid on the first business day following the day-off. The Bond's Owner has no right to demand interest charging or any other compensation for such a delay in the payment.
The Bonds are repaid at the face value.
The Bonds are repaid in Russian Federation currency by non-cash method in favor of the Bonds owners.
It is presumed that nominal holders – National Depository Center (NDC) depositors are authorized to receive the repayment sums under the Bonds. NDC depositor and/or other person not authorized by its clients to receive the repayment sums under the Bonds, not later than on the 3-rd (Third) business day prior to the established date of the Bonds repayment, provides to NDC the list of Bonds owners, this list should contain all the requisites, specified below in the List of owners and/or nominal holders of the Bonds.
The Bonds repayment is made in favor of the Bonds owners being such as of the end of the NDC operation day, preceding the sixth day prior to the date of the Bonds repayment (hereinafter – "The date of making up the list of owners and/or nominal holders of the Bonds").
Fulfillment of obligation with respect to the owner, included into the list of owners and/or nominal holders of the Bonds, is recognized to be proper including the case when the Bonds are alienated after the Date of making up the list of owners and/or nominal holders of the Bonds.
Not later than on the 2-nd (Second) business day prior to the date of the Bonds repayment, NDC provides the Issuer and/or Paying agent with the list of owners and/or nominal holders of the Bonds, made up on the Date of making up the list of owners and/or nominal holders of the Bonds, the list includes the following data:
a) full name of the person, authorized to receive the repayment sums under the Bonds.
In case the Bonds are transferred by the owner to a nominal holder and the nominal holder is authorized to receive the repayment sums under the Bonds, the full name of the nominal holder is indicated.
In case the Bonds have not been transferred to a nominal holder and/or a nominal holder is not authorized to receive the repayment sums under the Bonds, full name of the Bonds owner is indicated (the owner's surname, name, patronymic – for a natural person);
b) the number of Bonds, tallied at the owner's custody account or at interdepository account of the nominal holder of the Bonds, authorized to receive the repayment sums under the Bonds;
c) the location and the mail address of the person, authorized to receive the repayment sums under the Bonds;

d) requisites of the bank account of the person, authorized to receive the repayment sums under the Bonds, and namely:
- account number;
- the bank's name, where the account is established;
- the bank's correspondent account, where the account is established;
- bank's identification code of the bank, where the account is established;
e) identification number of the taxpayer of the person, authorized to receive the repayment sums under the Bonds;
f) tax status of the person, authorized to receive the repayment sums under the Bonds (resident, non-resident with permanent representation office in Russian Federation, non-resident without permanent representation office in Russian Federation, etc.).
The Bonds Owners, their authorized persons, including NDC depositors independently keep track of completeness and actuality of requisites of bank's account, provided by them to NDC.

In case of non-providing or untimely providing to NDC of the said requisites, the performance of such obligations is carried out to a person who made a claim to meet the obligations and who is the owner of the Bonds on the date of making the claim. The Issuer meets the obligations under the Bonds on the basis of NDC data.
Not later than on the 2-nd (second) business day since the date of the Bonds repayment, the Issuer transfers the required money resources to the account of the Paying agent.
Basing on the list of owners and/or nominal holders of the Bonds, provided by NDC, the Paying agent calculates the sums of money resources due to payment to each person, indicated in the list of owners and /or nominal holders of the Bonds.
On the date of the Bonds repayment, the Paying agent transfers the required money resources to the accounts of persons authorized to receive the repayment sums under the Bonds and indicated in the list of owners and/or nominal holders of the Bonds.
In case one person is authorized to receive the repayment sums under the Bonds from several owners of the Bonds, then this person is transferred the total sum without breakdown for each owner of the Bonds.

Prescheduled repayment is not stipulated.

Coverage of bonds of the issue:

The person, provided the coverage: *Limited Liability Company "Financial group "Web-invest".*

Coverage type: *guarantee*

Coverage size in money resources: *1 000 000 000*

Income under bonds of the issue paid in the accounting quarter:

Money resources: *11 840 000 Rubles per 1000000 bonds*

Other property equivalent: *Rubles.*

Not provided

Other property rights and (or) other income: *Rubles.*

Not provided

Additional essential information on securities of the issue:

The guarantor takes upon itself to be liable for the Issuer's obligations performance on the payment of the sum of the face value of all issued bonds, of total coupon revenue under the bonds, defined in accordance with conditions of decision of placement and the bonds issue prospectus, and also on public irrevocable liabilities (offers) to buy out its bonds, the conditions and the procedure for their execution are established in item 9 of "The decision on bonds issue" and item 56.13 of "The Issue Prospectus".

G. Other data on the issuer's securities.

58, 59, 60. Rights of owners of shares of the issuer. Dividends under shares of the issuer.

58.1

Category of shares: ***ordinary***

Form of shares: ***nominal paperless***

Full name of category / type of shares: ***ordinary nominal paperless shares***

Rights of the owner of shares of the given category (type):

Each common stock of the Company gives the stockholder - to its owner an identical volume of the rights (item 7.1. of the Charter):

Each stockholder - the owner of common stock of the Company has the right:

1. To participate in the general meeting of stockholders of the Company in the procedure stipulated by the current legislation of Russian Federation;

2. To receive dividends in the procedure stipulated by current legislation of Russian Federation and the present Charter, in case of their declaration by the Company;

3. To receive a part of property of the Company, left after its liquidation, proportionally to the number of shares in his possession;

4. To get access to the documents stipulated by item 1 of article 89 of the Federal law "On joint-stock companies", in the procedure stipulated by item 91 of the specified law;

5. To demand from the registrar of the Company the acknowledgement of rights of the stockholder to shares by delivery of an extract from the Register of the Company to him;

6. To receive at the registrar of the Company the information about all records on his personal account, and also other information stipulated by legal acts of Russian Federation, establishing the procedure of conducting a Register;

7. To alienate shares owned by him without the consent of other stockholders and the Company;

8. In cases stipulated by current legislation of Russian Federation to protect in the judicial procedure the broken civil rights, including to claim a compensation of damage from the Company;

9. To demand the repayment by the Company of all or part of shares owned by the stockholder in cases and in the procedure, stipulated by current legislation of Russian Federation;

10. To sell shares to the Company in case if a resolution on purchase of the specified shares is approved by the Company;

11. To demand from the Company an extract from the list of persons having the right of participation in the General meeting of stockholders, containing the data of the stockholder;

12. preferential purchase of publicly subscribed additional shares and emission securities converted into shares in quantities proportional to the number of shares in their possession.

The stockholder owning more than 1 percent of voting shares of the Company, has the right to demand from the registrar of the Company the information on the name of the owners of shares registered in the Register and on the amount, category and the face value of shares owned by them (the specified information is given without indication of addresses of stockholders).

The stockholders (stockholder) owning in aggregate not less than 1 percent of the placed common stock of the Company have the right to address the court with a claim against a member of the Board of directors of the Company, the sole executive of the Company, a member of joined executive agency of the Company, and also against the managing organization or the manager about a compensation of damage, caused to the Company as a result of guilty actions (inactivity) of the specified persons.

The stockholders possessing not less than 1 percent of votes in the general meeting of stockholders have the right to demand from the Company to grant the list of persons having the right of participation in the assembly. In this case, all data, documents and the mail address of the stockholders included into this list are given only with their consent.

The stockholders (stockholder) who in aggregate own not less than 2 percent of voting shares of the Company, have the right to propose issues for the agenda of the annual general meeting of stockholders and candidates for management and control bodies of the Company, elected by the general meeting of the stockholders. At the preparation of the extraordinary general meeting of stockholders with the agenda of election of the Board of directors of the Company, the specified stockholders (stockholder) have the right to offer candidates for election to the Board of directors of the Company.

The stockholders (stockholder) who own in aggregate not less than 10 percent of voting shares of the Company have the right to demand from the Board of directors of the Company the convocation of an extraordinary general meeting of stockholders. In case if during the term established by the current legislation of Russian Federation and the present Charter, the Board of directors of the Company did not approve the resolution on convocation of an extraordinary general meeting of stockholders or the resolution on refusal of its convocation is approved, the extraordinary meeting can be called by the specified stockholders.

The stockholders (stockholder) who own in aggregate not less than 10 percent of voting shares of the Company, have the right to demand at any time to audit the financial and economic activity of the Company.

The stockholders (stockholder) having in aggregate not less than 25 percent of voting shares of the Company have the right of access, and also have the right to receive copies of book keeping documents and the minutes of sessions of the joined executive agency of the Company.

Stockholders - owners of common stock of the Company have other rights stipulated by current legislation of Russian Federation, other legal acts of Russian Federation issued within the limits of their powers, and also the present Charter.

Dividends under shares of the given category (type):

Period: *1999.*

Size of dividend charged per share (Rub.): *0.14*

Total sum of dividend charged per share of the specified category (type) (Rub.): *12 274 000*

Total sum of dividend actually paid under shares of the specified category (type) (Rub.): *12 203 614*

Period: *2000.*

Size of dividend charged per share (Rub.): *0.27*

Total sum of dividend charged per share of the specified category (type) (Rub.): *23 626 708*

Total sum of dividend actually paid under shares of the specified category (type) (Rub.): *23 533 075*

Period: *2001.*

Size of dividend charged per share (Rub.): *0.32*

Total sum of dividend charged per share of the specified category (type) (Rub.): *28 000 795*

Total sum of dividend actually paid under shares of the specified category (type) (Rub.): *27 848 583*

The size of the charged dividends under shares of the given category (type), on which the payment term has not started yet (Rub.).: *0.7066*

58.2

Category of shares: *preferred*

Share Type: *A*

Form of shares: *nominal paperless*

Full name of category / type of shares: *preferred nominal paperless type A shares*

Rights of the owner of shares of the given category (type):

Each preferred share of type A of the Company gives the stockholder, its owner equal scope of rights. (item 8.1. of The Charter)

Owners of preferred type A shares have the right to receive the annual fixed dividend except for the cases stipulated by the present Charter. The total sum paid as dividend for each type A preferred share, is established at a rate of 10 percent of net profit of the Company according to results of the prior fiscal year, divided by number of shares making 25 percent of the charter capital of the Company. In addition, if the sum of the dividends paid by the Company on each common stock in a certain year, exceeds the sum to be paid as dividends for each type A preferred share, the size of dividends paid on the latter, should be increased up to the size of dividends paid for common stocks.

Owners of preferred type A shares have the right to participate in the general meeting of stockholders with a vote at the resolution of issues of reorganization and liquidation of the Company, and also on an issue of amendments and additions to the Charter of the Company, in case if the specified changes limit the rights of the specified stockholders.

Owners of preferred type A shares have the right to participate in the general meeting of stockholders with a vote on all issues of the agenda of the assembly in case if the assembly of stockholders (irrespective of the reasons) did not adopt the resolution on dividend payment or adopt the resolution on incomplete dividend payment for preferred type A shares. The specified right arises for owners of preferred type A shares since the assembly following the annual meeting of stockholders which did not adopt the resolution on dividend payment and stops from the moment of the first dividend payment for the specified shares in full size.

Owners of preferred type A shares have the rights stipulated by item 7.2.3, item 7.2.4, item 7.2.5, item 7.2.6, item 7.2.7, item 7.2.8, item 7.2.10, item 7.2.11, item 7.2.12 of the present Charter for owners of common stock of the Company. These rights are given to stockholders - owners of preferred type A shares including the case when these shares are not voting.

Owners of preferred type A shares have the rights stipulated by item 7.3, item 7.6, item 7.7, item 7.8, item 7.9 of the present Charter in case when preferred type A shares have the right of vote on all issues of the competence of the general meeting of stockholders of the Company.

Owners of preferred type A shares have the right to demand the repayment by the Company of all or part of shares owned by the stockholder in cases and following the procedure stipulated by current legislation of Russian Federation.

Owners of preferred type A shares, possessing not less than 1 percent of votes of the general meeting of stockholders have the right to demand from the Company the list of persons having the right of participation in the assembly. In addition the data of documents and the mail address of the stockholders included in this list, are given only with their consent.

Stockholders - owners of preferred type A shares have other rights stipulated by current legislation of Russian Federation, other legal acts of Russian Federation, and the present Charter.

Dividends under shares of the given category (type):

Period: ***1999.***

Size of dividend charged per share (Rub.): ***0.6***

Total sum of dividend charged per share of the specified category (type) (Rub.): ***17 535 000***

Total sum of dividend actually paid under shares of the specified category (type) (Rub.): ***17 049 294***

Period: ***2000.***

Size of dividend charged per share (Rub.): ***1.04***

Total sum of dividend charged per share of the specified category (type) (Rub.): ***30 302 509***

Total sum of dividend actually paid under shares of the specified category (type) (Rub.): ***29 734 831***

Period: ***2001.***

Size of dividend charged per share (Rub.): ***0.96***

Total sum of dividend charged per share of the specified category (type) (Rub.): ***27 993 888***

Total sum of dividend actually paid under shares of the specified category (type) (Rub.): ***26 222 075***

The size of the charged dividends under shares of the given category (type), on which the payment term has not started yet (Rub.).: ***1.7954***

61. Restrictions in securities circulation.

See items 56 and 57

62. Other essential information on the issuer's securities.

There is no other essential information on the issuer's securities.

Financial statement for quarter II of year 2003.

Accounting balance-sheet

			Codes
		Form № 01 OKUD	**0710001**
As of	**July 1,2003**	Date (year, month, day)	
Organization:	**OJSC "VolgaTelecom"**	OKPO	**01142788**
Individual Number of Taxpayer:	**5260901817**	INT	5260901817
Activity type:	**Communications**	OKVED	523000
Legal form of organization:	**Open Joint-Stock Company**	OKOPF/OKFC	**47 / 16**
Measurement unit:	**Thousand rubles**	OKEI	**384**
Address:	**603000, Nizhny Novgorod, Gorky square, Post House**		

Date of approval	
Date of sending (acceptance)	31.07.2003

ASSETS	Line code	By the beginning of the report period	By the end of the report period
1	2	3	4
I. NON-CIRCULATING ASSETS			
Intangible assets	110	60	42
including: patents, licenses, trade marks (service marks), other similar rights and assets	111	60	42
organization costs	112	-	-
Business reputation of the organization	113	-	-
Fixed assets	120	12410903	12630317
including: land assets and objects of environmental management	121	2702	2702
buildings, constructions, machines and the equipment	122	11347735	11657879
Uncompleted construction	130	859593	1654181
Profitable investments in material assets	135	104	104
including: Assets for leasing	136	-	-
Assets provided under the contract of hire	137	104	104
Long-term financial investments	**140**	72316	700769
including: investments into affiliated companies	141	2138	641765
Investments into dependent companies	142	33180	33129
Investments into other organizations	143	20382	20371
loans provided to organizations for the term over 12 months	144	-	-
other long-term financial investments	145	16616	5504
Other non-circulating assets	150		11471
Total for section I	**190**	13342976	14996884

ASSETS	Line code	By the beginning of the report period	By the end of the report period
1	2	3	4
II.CIRCULATING ASSETS			
Inventory	**210**	443555	599484
including: primary commodities, materials and other similar values	211	339006	416303
livestock for rearing and fattening	212	4	4
Expenses in work in progress (distribution costs)	213	1456	2066
Finished products and goods for resale	214	52434	48336
goods shipped	215	187	96
Expenditures of future periods	216	50468	132679
Other inventory and expenses	217		

VAT on the acquired values	220	569731	497090
Accounts receivable (payments expected in over 12 months after report date)	**230**	27343	53303
including:			
buyers and customers	231	-	4629
bills receivable	232	-	-
debts of affiliated and dependent companies	233	-	-
advances given	234	5662	26413
other debtors	235	21681	22261
Accounts receivable (payments expected within 12 months after report date)	**240**	1090128	1464276
including:			
buyers and customers	241	816949	941716
bills receivable	242	1666	678
debts of affiliated and dependent companies	243	-	-
debts of participants (founders) on contributions in a charter capital charter capital	244	-	-
advances given	245	130083	273108
other debtors	246	141430	248774
Short-term financial investment	250	13233	8859
including:			
loans, given to organizations for the term less than 12 months	251	-	-
own shares, redeemed from shareholders	252	-	-
other short-term financial investments	253	-	-
Money funds	**260**	145563	233860
including:			
cash	261	6073	8368
settlement accounts	262	122737	190457
foreign-currency-denominated accounts	263	3	3
other money funds	264	16750	35032
Other circulating assets	270	-	-
Section II Total	**290**	2289553	2856872
BALANCE (sum of lines 190+290)	**300**	15632529	17853756

LIABILITIES	Line code	By the beginning of the report period	By the end of the report period
1	2	3	4
III. CAPITAL AND RESERVES			
Charter capital	410	1639765	1639765
Additional capital	420	4139098	4136999
Reserve capital,	**430**	72832	81988
including:			
Reserve fund formed according to legislation	431	72832	81988

Reserves formed according to constituent documents	432	-	-
Fund for social costs	440	-	-
Undistributed profit of prior years	460	5652172	5323712
Expenditures of prior years not covered by financing	465	-	-
Undistributed profit of the report year	470	-	792319
Not covered losses of the report year	475	-	-
Section III Total	**490**	11503867	11974783
IV. LONG-TERM LIABILITIES			
Loans and credits	**510**	369118	1247819
including:			
bank credits payable in more than 12 months after report date	511	226982	146629
borrowings payable in more than 12 months after report date	512	142136	1101190
Other long-term liabilities	520	470370	864905
Section IV Total	**590**	839488	2112724
V. SHORT-TERM LIABILITIES			
Loans and credits	**610**	945005	1082901
including:			
bank credits, payable in 12 months after report date	611	781693	889357
loans, payable in 12 months after report date	612	163312	193544
Payables,	**620**	2078012	2121855
including:			
suppliers and contractors	621	1007302	992234
bills payable	622	12310	11507
debt to affiliated and controlled companies	623	-	-
wage arrears	624	110729	142592
Debt to social funds and insurance	625	45486	72802
amounts owned to the budget	626	289170	341839
advance payments received	627	293303	243532
other creditors	628	319712	317349
debt to participants (founders) in profit payment	630	56671	344092
Income of future periods	640	209486	217401
Reserve for future expenses and payments	650	-	-
Other short-term liabilities	660	-	-
Section V Total	**690**	3289174	3766249
BALANCE (sum of lines 490+590+690)	**700**	15632529	17853756

Reference to available values represented in extra-balance accounts

Item description	Line code	By the beginning of the report period	By the end of the report period
1	2	3	4
Rented fixed assets	910	171776	235970
Including: leasing	911	160395	221126

Stocks in safe custody	920	989	31485
Materials accepted for processing	921	-	-
Equipment accepted for installation	922	-	3654
Commodities accepted for commission	930	800	559
Receivables written-off as a loss of insolvent debtors	940	177340	178156
Collaterals received	950	-	1459
Collaterals paid	960	1903425	3607257
Housing fund amortization	970	39169	31797
Depreciation of land development facilities and similar objects	980	-	1894
Registered high-security forms	990	15638	4914
Fixed assets granted on lease	991	42785	55526
Inventory and utility accessories	992	156537	142288
Communications services payment means	993	10159	25748

REFERENCE ON NET ASSETS COST

Item description	Line code	By the beginning of the report period	By the end of the report period
1	2	3	4
Net assets	1000	11713353	12192184

PROFIT AND LOSS STATEMENT

	CODES
Form № 02 OKUD	**0710002**
Date (year, month, day)	
OKPO	**01142788**

For the 1-st half-year of year 2003

Organization **OJSC "VolgaTelecom"**

Taxpayer Identification Number	**5260901817**	TIN	5260901817
Activity (industry)	**Communications**	OKPD	52300
Legal organization form	**OJSC**	OKOPF/OKFS	**47 / 16**
Measurement unit:	**Thousand rubles**	OKEI	**384**
		Date of approval	
		Date of sending (acceptance)	31.07.2003

Item description	Line code	For the report period	For the similar period of the prior year
1	2	3	4
I. Income and expenditures from common activities Proceeds (net) from sale of goods, production, works, services (excluding VAT)	010	6 356 625	5 086 244
Including from sales of communication services	011	6 162 441	4 908 207
Prime cost of sold goods, production, works, services	020	-4 724 834	-3 592 935
Communication services including	021	4 570 016	3 406 406
Gross profit	**029**	1 631 791	1 493 309
Commercial expenses	030	-	-
Administrative expenses	040	-	-
Profit (loss) from sales (lines 010 -020)	**050**	1 631 791	1 493 309
II. Operational incomes and expenses Interest receivable	060	8 084	876
Interest due	070	-98 187	-60 441
Incomes of participation in other organizations	080	3 559	1 596
Other operational incomes	090	157 449	35 176
Other operational expenses	100	-389 829	-376 992
III. Non-operating gains and expenses Non-operating gains	120	116 626	53 068
Non-operating expenses	130	-309 333	-271 439
Profit (loss) before tax (lines 050+060-070+080+090-100+120-130)	**140**	1 120 160	875 153
Profit tax and other similar obligatory payments	150	-328 690	-260 897
Profit (loss) from common activity	**160**	791 470	614 256
IV. Extraordinary gains and expenses Extraordinary gains	170	1 015	105
Emergency expenses	180	-166	-
Net profit (undistributed profit (loss) of the report period (lines 160+170-180)	**190**	792 319	614 361

Item description	Line code	For the report period	For the similar period of the prior year
1	2	3	4

For reference: Dividends per share:*			
preferred A type	201	-	-
common	202	-	-

		3	
The sums of dividends per share assumed in the following accounting year :*			
preferred A type	203	-	-
common	204	-	-

		3	4
Dividends per share:*			
preferred B type	205	-	-

		3
The sums of dividends per share assumed in the following accounting year :*		
preferred B type	206	-

* it is filled in annual accounting financial statements.

Explanation of separate profits and losses

Item description	Line code	For the report period		For similar period of the previous year	
		profit	loss	profit	loss
1	2	3	4	5	6
Penalties, interest fines and the late payment fees recognized or according to decisions of court (arbitration court) on their collecting	210	9 667	-3 220	7 839	-2 570
Profit (loss) of the past years	220	7 099	-20 822	4 650	-7 366
Indemnification of damage, caused by default or inadequate execution of obligations	230	27 989	-1 933	8 022	-358
Exchange rate differences in operations with foreign currency	240	27 388	-43 702	4 629	-36 783
Decrease(Reduction) in the prime cost of inventories(stocks) by the accounting period end	250	-	-	-	-
Write-off of debtor and creditor debts, with term of limitation of actions expired	260	521	-418	1 124	-3 325

Appendix to item 33

General development of the industry

The telecommunication sector is a dynamically developing sector of Russia; its potential is estimated very high.

Stability of the telecommunication sector is conditioned by the following factors:

- standing clientele:
  businesses,
  budgetary organizations,
  individuals (residential users).
- higher level of cash receipts;
- introduction of per minute payment for telephone calls;
- significant potential of development for the nearest years.

Priority direction of development of the communication branch in RF is the creation of a competitive environment among the telecommunication operators. In the last years there was a sharp growth of competition.

There is a reform in the branch of telecommunication, creation of 7 inter-regional companies. Association "VolgaTelecom" will unite 11 Volga Region operators. OJSC "Nizhegorodsvyazinform" is the basic operator in the telecommunication market of the region, the others will be joint in it: OJSC "Svyazinform" of Samara Region, OJSC "Svyazinform" of Penza Region, OJSC "Saratovelektrosvyaz", OJSC "Elektrosvyaz" of Ulyanovsk Region, OJSC "Udmurttelecom", OJSC "Kirovelektrosvyaz", OJSC "Martelecom" of Mariy El Republic, OJSC "Svyazinform" of Mordovia Republic, OJSC "Svyazinform" of Chuvash republic, OJSC "Elektrosvyaz" of Orenburg Region.

OJSC "VolgaTelecom" is one of the largest enterprises in Russia.

Major kinds of products (services).
Major kinds of activity and their share in total profit. (2002)

Activity kind	Share in total profit,% 2002
Local telecommunication	42,2
Long-distance and international telecommunication	45,6
Document transmission	1,9
Wire broadcasting	2,7
Wireless communication	1,0
Radio communication, radio broadcasting and TV	0,7
New services	2,4

Major suppliers

Major suppliers of equipment to the Issuer are:

Sl №	Supplier's name	Scope of purchases under contracts,	Share in total supply volume, %

		thousand rubles	
1.	CJSC "Alcatel"	219740	9,0
2.	LLC "Siemens"	199244	8,1
3.	CJSC JV "Beto – Huawei"	122161	5,0
4.	CJSC "HEC Neva switching systems" St.Petersburg	91206	3,7
5.	"ISKRATEL"	82985	3,4

In 2002 import of the equipment supply amounted to 59,7 %. The specified sources of deliveries of equipment are also available in the future which is caused by steady economic relations between the named firms and the issuer.

Tariff policy

The issuer rendering telecommunication service receives the major part of the profit from the following sources:
- monthly fixed subscription fee,
- time-based (per minute) payment;
- payment for installation of new telephone lines.

The size of fixed subscription fee is established by the Ministry of Antimonopoly Policy of Russia. Tariffs for international and long distance calls are determined by OJSC "Rostelecom".

Seasonal changes in activity of the Issuer

Major kinds of activity of the Issuer are not subject to seasonal changes.

Markets of products (works, services) of the Issuer

Nizhny Novgorod city and Nizhny Novgorod Region
Samara city and Samara Region
Penza city and Penza Region
Saratov city and Saratov Region
Ulyanovsk city and Ulyanovsk region
Izhevsk city and Izhevsk Region
Kirov city and Kirov Region
Yoshkar-Ola city and Yoshkar-Ola Region
Saransk city and Saransk Region
Cheboksary city and Cheboksary Region
Orenburg city and Orenburg Region

Practice concerning inventories

Practice concerning inventories is not essentially important for the issue's realization of the basic kinds of activity concerning provision of various telecommunication services.

Major competitors

Aggregate share of the market occupied in Volga Region by alternative operators is small, so the market of traditional communication services is not toughly competitive. In the segment of traditional communication services OJSC "VolgaTelecom" is a natural monopolist.

Appendix to item 35

Plans for future activity of the issuer.

In accordance with the development plan, the issuer in 2003 continues to work for the development of communication facilities. Capital construction plan for 2003 stipulates spending of 3 803 million rubles, which makes 109,6% to the level of year 2002, it is supposed to commission fixed assets in the amount of 3 763 million rubles, which would exceed the level of year 2002 by 12,3%.

Capital investments will be financed by own funds, bank's credit, equipment supplier credit, leasing:

Sl №	Financing source name	**Year 2002**		***Year 2003***	
		Amount, thousand rubles	**% of the total volume**	***Amount, thousand rubles***	***% of the total volume***
1.	**Own funds, total**	**1561,8**	**45**	**2069**	***54,4***
	including:				
1.1.	amortization	**1047,5**	**30,2**	**1218**	*32*
1.2.	profit	**514,3**	**14,8**	**851**	*22,3*
2.	**Obtained funds, total**	**1907**	**55**	**1734**	*45,6*
	including:				
2.1.	leasing	**403,8**	**11,6**	**962**	*25,3*
2.2.	Equipment supplier credit	**573,5**	**16,5**	**272**	*7,2*
2.3.	*Bank's credit*	*809,3*	*23,3*	*487*	*12,8*

The ratio of own and obtained funds in the total volume of financing in 2003 is changing, the share of own funds increases from 45% to 54,4%.

Basically, the plan stipulates the construction of profitable objects designed for business development. Their share in the total volume of capital investments amounts to 80%. For the projects to maintain business – 19%, for social projects – 0,1%, and for the projects worth less than 1 million rubles – 0,9%.

It is planned to commission the following production facilities:

1. ATX with total capacity of 387,13 thousand numbers
   including:
   - City's ATX – 361,86 thousand numbers
   - Rural ATX – 25,27 thousand numbers
2. Fiber optic communication lines of 1776 km extension.
3. Microwave radio lines of 114 km extension.

Automatic Long-Distance Exchange – 2340 channels.

The major target of the issuer is further expansion of communication network in the region, its development with application of modern technologies and ensuring its steady operation.

Appendix to item 49

Data relating to formation and use of reserve and other special funds of the Issuer (thousand rubles.).

Fund's name	*Size by the end of report quarter*	*Size of receipts in the fund*	*Volume of means used from the fund in report quarter*	*Areas of use of the means*
Reserve fund	72832	9156	---	---
Fund of social sphere	---	---	---	
Fund of consumption	---	---	---	---
Fund of accumulation	---	---	---	---

Appendix to item 54

Financial investments

The issuer has no financial investments in state securities of Russian Federation, of Russian Federation subjects, in local self-government body's securities, and other liabilities (but for the bills received in the amount specified earlier).

The issuer has no financial investments in organizations which in the procedure established by Russian Federation legislation are liquidated, recognized as bankrupts.

Investments in any organizations do not amount to 10 or more per cent of the issuer's assets on the date of the report quarter end.

OJSC "VolgaTelecom" Board of directors
; of November 12,2003 № 16

o the Chairman of the Board of directors
.F.

QUARTERLY REPORT
Open Joint Stock Company "VolgaTelecom"

The issuer's code 0 0 1 3 7 - A

For quarter III of year 2003

The issuer's location: Russian Federation, 603000, Nizhny Novgorod, M.Gorky square, Post House

The information,
Contained in this quarterly report is subject to disclosure in accordance with Russian Federation legislation on securities

General Director V. F. Lukyin
Date "13" november 2003

Chief accountant N. I. Popkov
Date "13" november 2003



Contact person: Leading expert in securities
Mironova Elena Petrovna

Telephone: (8312) 34 22 10

Fax: (8312) 30 67 68

E-mail address: oaooep@sinn.ru

Internet web-site address: http://www.volgatelecom.ru
where the information contained in this quarterly report is disclosed

Introduction

Full and abbreviated company name of the issuer:

Open Joint Stock Company "VolgaTelecom"

OJSC "VolgaTelecom"

The issuer's location:

Russian Federation, 603000, Nizhny Novgorod, M.Gorky sq., Post House

The issuer's contact telephone numbers:

(831 2) 33 20 47;   34 30 55

Fax: (831 2) 30 67 68

E-mail address: **tn@sinn.ru**

The address of the web page in the Internet where the complete text of the issuer's quarterly report is published: **http://www.volgatelecom.ru**

Basic data on the securities being placed (placed) by the issuer:

Type: ***shares***

Category: ***common***

Number of placed securities: ***245 969 590***

Face value: ***5 Rubles***

Method and period of placement:

Distribution between the stockholders

From 15.10.1996 to 15.101996.

Method and period of placement:

Converting at reorganization

From 30.11.2002 to 30.11.2002

Other information:

30.09.1996; 25.10.2002. – the dates of state registration of the shares issues of the issuer:

12.11.1996;24.01.2003 – the dates of state registration of the reports on the results of the shares issues of the issuer

:

Type: ***shares***

Category (kind): ***preferred A type***

Number of placed securities: ***81 983 404***

Face value: ***5 Rubles***

Method and period of placement:

Distribution between the stockholders

From 15.10.1996 to 15.101996.

Method and period of placement:

Converting at reorganization

From 30.11.2002 to 30.11.2002

Other information:

30.09.1996; 25.10.2002 – the dates of state registration of the shares issues of the issuer:
12.11.1996; 24.01.2003 – the dates of state registration of the reports on the results of the shares issues of the issuer

Type: ***bonds***

Series: ***BT - 1***

Number of placed securities: ***1 000 000***

Face value:***1 000 Rubles***

Method, procedure and period of placement:

Public subscription

From 21.02.2003 to 21.02.2003

The price of placement or the procedure of its determination, ***1 000 Rubles.***

Terms and conditions of the guarantee: *The amount of guarantee is 1 000 000 000 (one billion) rubles, and also the sum of all incomes under the Bonds paid by the Issuer.*

The guarantor takes upon itself to be responsible for the execution of the Issuer's liabilities to pay the sum of the face value of all issued bonds, the joint coupon yield determined in accordance with the conditions of decision on placement and prospectus of bonds issue, and also for public irrevocable liabilities (offers) of the issuer to repurchase of its bonds, the conditions and the procedure of which is defined in item 9 of "Decision on the bonds issue" and item 56.13 of "Issue Prospectus".

Other information:

Guarantee kind: ***Guarantee***

The person provided the guarantee:

Limited Liability Company "Financial group "Web-invest"

Type: ***bonds***

Series: ***1-O -- 26-O: 1-C -- 6-C; 1-У -- 10-У***

Number of placed securities (are in circulation): ***1 189 898***

Total amount by face value (the securities are in circulation):

1 089 026 600 Rubles

Face value: *see item 8.3.2*

Method, procedure and period of placement:

Converting at reorganization

From 30.11.2002 to 30.11.2002

Terms and conditions of guarantee: *no guarantee*

Other information:

Series 1-O -- 26 O - bonds of Orenburg branch
Series 1-C -- 6-C - bonds of Saratov branch
Series 1-У -- 10-У - bonds of Ulyanovsk branch

This quarterly report contains the estimations and forecasts of the issuer's authorized management bodies as regards future events and/or actions, prospects of development of the economy branch where the issuer executes its major activity and the results of the issuer's activity, including the issuer's plans, probability of occurrence of certain events and making certain actions. The investors should not completely rely on the estimations and forecasts of the issuer's management bodies, as the actual results of the issuer's activity in the future may differ from the forecasted results by many reasons. The acquisition of the issuer's securities is connected with the risks described in this quarterly report.

Brief data on persons forming the issuer's management body structure, data on bank accounts, on auditor, appraiser, and the issuer's financial adviser, and also on other persons signed the quarterly report

1.1. Persons, forming the issuer's management body structure

The issuer's Charter stipulates the following management bodies:

The issuer's sole executive body – **General director**

Lyulin Vladimir Fedorovich, year of birth - 1938

Joint executive body – **management board:**

Arakcheev Alexander Vasilievich, year of birth - 1938
Vystorop Vasiliy Petrovich, year of birth - 1949
Grigorieva Lyubov Ivanovna, year of birth - 1953
Dyakonov Mikhail Vasilievich, year of birth - 1954
Evdokimov Oleg Lvovich, year of birth - 1963
Elkin Sergey Leonidovich, year of birth - 1949
Korolkov Oleg Animpadistovich, year of birth - 1941
Kirillov Alexander Ivanovich, year of birth - 1956
Kormilitsyna Lyudmila Alekseevna, year of birth - 1955
Lyulin Vladimir Fedorovich, year of birth - 1938
Popkov Nikolai Ivanovich, year of birth - 1973
Sklyarov Ivan Petrovich, year of birth - 1948
Sipatova Taisiya Mikhailovna, year of birth - 1954
Shchukina Elvira Konstantinovna, year of birth - 1954

Joint management body – **the board of directors**

Bobin Maxim Victorovich, year of birth - 1975
Grigorieva Alla Borisovna, year of birth - 1967
Dudchenko Vladimir Vladimirovich, year of birth - 1973
Zabuzova Elena Victorovna, year of birth - 1950
Lopatin Alexander Vladimirovich, year of birth - 1964
Lyulin Vladimir Fedorovich, year of birth - 1938
Romskiy Georgiy Alekseevich, year of birth - 1956
Savchenko Victor Dmitrievich, year of birth - 1960

Fedorov Oleg Romanovich, year of birth - 1968
Chernogorodskiy Sergey Valerievich, year of birth - 1977
Yurchenko Evgeniy Valerievich, year of birth - 1968

1.2. Data on the issuer's bank accounts

See appendix.

1.3. Data on the issuer's auditor (auditors)

Full and abbreviated company name:

Closed Joint Stock Company "Ernst&Young Vneshaudit"
CJSC " Ernst&Young Vneshaudit"

The auditor organization location:

RF, 105062, Moscow, Podsosenskiy per., 20/12, build.1-1A

Telephone and fax number: ***(095) 705-92-92 (095) 705-92-93***

E-mail***: natalia.klimenkova@ru.eyi.com***

License for execution of auditing activity, including general and bank audit, audit of insurance organizations, funds and stock exchanges - № E 003 246, approved by the order of RF Ministry of Finances of January 17,2003 № 9, the validity term is 5 (five) years.

The auditor is recommended by OJSC "VolgaTelecom" board of directors and approved by the stockholders meeting.

The audit of OJSC "VolgaTelecom" bookkeeping and reporting was carried out for 2002 fiscal year.

Consulting and auditor services contract is sighed with the auditor. The size of the auditor's remuneration is specified in the contract.

There are no factors that may affect the independence of the auditor from the issuer. There are no interests connecting the auditor (the auditor's officials) with the issuer (the issuer's officials), and namely:

- there is no auditor's participation share (the auditor's officials) in the issuer's charter capital;
- the auditor is not provided the issuer's borrowed funds;
- there are no close business relations (participation in promoting products (services), participation in joint business activity), and also kindred relations between the issuer and the auditor;
- there are no the issuer's officials simultaneously being the auditor's officials.

1.4. Data on the issuer's appraiser

During the 9 months of year 2003 the issuer did not involve the appraiser to determine the market cost of the fixed assets or real property assets; the reassessment of the property cost during the specified period was not carried out.

1.5. Data on the issuer's advisers

The Company involved the adviser – LLC "LV Finance" – which rendered information-consulting services to acquire the shares of OJSC "TATINCOM-T".

Limited Liability Company "LV Finance".
LLC "LV Finance".

Location: ***RF, Moscow, Savvinskaya naberezhnaya, bld.,15, floor 5;***
Telephone/fax: (095) 258-43-44; 291-55-14

The services rendered by the adviser: prepared

- financial model of OJSC "Tatincom - T";
- presentation on estimation of shares cost of OJSC "Tatincom – T";
- report on legal examination of OJSC "Tatincom – T" for the issuer's management;

- solicitation on the issuer's obtaining RF Ministry of Antimonopoly Policy consent for the shares acquisition;
- worked out the pattern of the transaction and prepared the documents drafts for the transaction conclusion.

1.6. Data on other persons signed this quarterly report

There are no other persons signed this quarterly report.

II. Major information on the issuer's financial-economic status

2.1. Indicators of the issuer's financial-economic activity

Indicator description	Calculation procedure	Amount of indicator
Net assets cost	In accordance with the procedure established by Russian Federation Ministry of Finances and Federal committee for joint stock companies	12 954 825 656 Rubles.
Ratio of the borrowed funds amount to the capital and reserves	(Long-term liabilities by the end of the report period + Short-term liabilities by the end of the report period) / Capital and reserves by the end of the report period x 100	55 %
Ratio of short-term liabilities amount to capital and reserves	Short-term liabilities by the end of the report period / Capital and reserves by the end of the report period x 100	33 %
Cover of payments for debts servicing	Net profit for the report period + depreciation deductions for the report period – Dividends) / (Liabilities due to payment in the report period + Interests due to payment in the report period)	0, 6 per Ruble.
Level of past debt	Past debt by the end of the report period / (Long-term liabilities by the end of the report period + Short-term liabilities by the end of the report period) x 100	4 %
Net assets turnover	Proceeds from sales of goods, products, works, services, excluding VAT, excise, and similar taxes and obligatory payments/ Net assets cost	0,8 times
Accounts payable turnover	Prime cost of sold goods, products, works, services less commercial and administrative expenses/ Accounts payable by the end of the report period	2,6 times
Accounts receivable turnover	Proceeds from sales of goods, products, works, services, excluding VAT, excise, and similar taxes and obligatory payments / (Accounts receivable by the end of the report period – Debt of participants (founders) for contributions into the Charter capital by the end of the report period)	5,2 times
Profit tax share in income before tax	Profit tax / Income before tax	28 %

It is not possible to provide the analysis of indicators of financial-economic activity versus similar period of the previous year due to the company's reorganization occurred by December 1, 2002.

2.2. The issuer's market capitalization

Information on the issuer's market capitalization for the last 5 accomplished fiscal years:

Date of fiscal year accomplishment	Capitalization , US$ (registered, ordinary shares)	Capitalization , US$ (registered, preferred shares)	Total capitalization, US$
31.12.1998	115 128 413	16 043 115	131 171 528
31.12.1999	83 132 790	7 000 632	83 132 790
31.12.2000	115 510 824	8 374 176	123 885 000
31.12.2001	71 397 940	9 682 641	81 080 581
31.12.2002	308 470 463	64 479 947	372 950 410

OJSC "VolgaTelecom" shares are allowed for circulation by two organizers of trading at securities market:

- Stock exchange "Russian trading system" (RTS);
- Moscow Interbank Currency Exchange (MICEX).

Stock exchange "RTS" is selected for calculation of weighted average price of a share; the issuer's shares have been circulated there since December 1996.

Procedure of determining market capitalization:

➢ Market capitalization on the date of each fiscal year accomplishment is calculated as the product of shares quantity of the corresponding category (type) by weighted average price of a share of this category (type). Weighted average price of shares is calculated by 10 largest transactions made via the organizer of trading at the securities market in the last month of each accomplished fiscal year.

In case, if during the last month of the accomplished fiscal year there were less than 10 transactions made at the securities market, then the weighted average price of a share is calculated by 10 largest transactions made via the organizer of trading at the securities market during 3 last months of each accomplished fiscal year for which the information on OJSC "VolgaTelecom" market capitalization is indicated.

In case, if during the last 3 months of each accomplished fiscal year via the organizer of trading at securities market there were made less than 10 transactions, then OJSC "VolgaTelecom" market capitalization is calculated as the product of the shares quantity of corresponding category (type) by weighted average price of a share of this category (type) calculated as per the procedure of calculation of weighted average price of a valuable paper at RTS Stock exchange.

The calculation of weighted average price of a valuable paper, established in the course of

trading at Stock exchange RTS, is made by using the price information on transactions concluded on the basis of addressless applications during the trading session. The calculation is made on the stock's business days and is being performed every hour; the first calculation is made in an hour after the trading session opening. The official value is the value of weighted average price calculated at the time of the trading session closing. The calculation of weighted average price of valuable papers, for which the trading is suspended, is not made.

Weighted average price of the i-th valuable paper is calculated by the following formula:

$$AP_i = \frac{\sum_{k=1}^{n}(P_{ik} \times Q_{ik})}{\sum_{k=1}^{n} Q_{ik}}$$

Where n – the number of transactions selected for calculation, P_{ik} – the price of the k-th transaction under the i-th valuable paper, Q_{ik} – the volume of the k-th transaction under the i-th valuable paper.

2.3. The issuer's liabilities

2.3.1. Accounts payable

Thousand rubles

Description of accounts payable	Payment maturity date						
	As of 01.10.03	Less than 30 days	From 30 to 60 days	From 60 to 90 days	From 90 to 180 days	From 180 to 1 year	Over 1 year
Accounts payable total, including:	6 777 247	1 363 186	534 538	239 805	667 189	1 184 463	2 388 066
Past accounts payable, total	285 094	156 237				83 757	45 100
Borrowed funds, total, thous.rubles	2 770 492	18 204	19 740	200 787	267 769	402 118	1 761 874
Past debt on borrowed funds,	128 857					83 757	45 100
Credits	1 479 238	18 204	19 740	20 210	257 092	402 118	761 874
Loans, including:	1 291 254			180 577	110 677		1 000 000
Bonded	1 000 000						1 000 000
Other accounts payable, total, including:	4 006 755	1 344 982	514 798	339 018	399 420	782 345	626 192
To suppliers and contractors	2 130 701	95 765	235 136	187 763	203 500	782 345	626 192
Bills payable	11 239				11 239		
To affiliated persons of the issuer	244 098	173 310	70 788				
Remuneration of labor	152 604	152 604					
To budget and non-budgetary funds	544 707	544 707					
Past debt							
Other accounts	923 406	378 596	208 874	151 255	184 681		

payable							

2.3.2. The issuer's credit background

As of 01.10.2003 there are no credit agreements and loan contracts, the amount of major debt under which is 10 and more percent of the issuer's net assets cost.

2.3.3. The issuer's liabilities from the guarantee provided to third persons

Total amount of received guarantee is 1 459 thousand rubles. The amount of provided guarantee is 4 394 438 thousand rubles. There are no guarantees in the form of pledge and guarantee, constituting more than 5% of the book cost of the assets for quarter 3 of year 2003.

2.3.4. The issuer's other liabilities

As of 01.10.2003 there are no agreements, including terminal transactions not indicated in the accounting balance sheet, which may essentially affect the financial status, the Company's liquidity, financing sources, the results of activity and expenses.

2.4. The purposes of the emission and the directions of usage of resources obtained from the issuing securities placement

In the report quarter there are no specified directions of resources usage.

2.5. Risks related to the acquisition of being placed (placed) issuing securities

Industry risks,
Country and regional risks,
Financial risks,
Legal risks,
Risks related to the issuer's activity.

2.5.1. Industry risks

1) The strengthening of positions of national operators at the markets of Povolzhje, including at the market of cellular communication. Possessing wider coverage areas, access to investment resources and experience in network developing, national players represent serious threat to Inter-Regional Companies.
2) Combining of efforts of small regional providers to resist traditional operators. They may jointly lobby favorable decisions of the Ministry of Antimonopoly Policy and local authorities, and also invest in the development of their own infrastructure.
3) Danger from technologies reducing the value of possessing "the last mile": radio access, "call back" services with switched access to the Internet.
4) Threat from technologies based on IP-protocol (especially, for the most vulnerable services of long-haul communication). Besides voice transmission via data transfer channels, the replacement of a part of long-haul calls with e-mail messages exchange is observed.
5) The Ministry of Antimonopoly Policy requirement on allotment of non-regulated services into separate companies may result in increase of network maintenance expenses.

2.5.2. Country and regional risks

1) Threat of large interference of regulatory bodies into Inter-Regional Companies activity. Objectively, Inter-Regional Companies are becoming very powerful at the market. In

addition, the number of management subjects is reduced for the regulatory body. Hence, the consolidated company would attract more attention to its activity.

2) Threat of toughening the positions of regional authorities as regards the allocation of funds. Under the conditions, when all most important decisions will be taken in Nizhny Novgorod, governors, presidents may decrease the allocation of funds to compensate for the benefits, which will result in the increase of the accounts receivable of Inter-Regional Companies. In addition, the regional authorities may reduce the financing of telephone installation programs of their regions.

2.5.3. Financial risks

As of 01.10.2003 the share of contracts, concluded by the issuer with suppliers and contractors in foreign currency is insignificant. So, it may be stated that the organization's exposure to risks, related to the change of foreign currency exchange rate, is minimum.

2.5.4. Legal risks

- The below listed aspects of Russia's existing legal system generate uncertainty while taking legal decisions and decisions in business area by the issuer's chief executive officers:

Contradictions between the laws, decrees of the President of Russian Federation, the Government acts and directions of ministries, as well as between local, regional and federal legislation and statutory acts;

Passing by the Government, bodies and departments of statutory acts without clear constitutional or legislative basis;

Delays in passing or lack of by-laws, ensuring the execution of this or that legislation, causing significant flaws in statutory-legal base;

Insufficient judicial and administrative practice of interpretation of relevant norms and limited value of judicial decisions as precedents;

The lack of sufficient experience of interpretation and application of market legislation and liability to economic and political influence of judicial authority in Russia;

Insufficiently efficient warranties of getting protection in Russian court and of enforced execution of judicial decisions.

- Statutory-legal base in relation to property and securities is permanently in the course of development, which s why there is a risk of limitation of issuer's capability to attract the investments in the future, due to these the risks factors are:

Imperfection of statutory base in Russia leads to contradiction of a number of laws and by-laws, which for the issuer may result in higher expenses and reduce the capability of managing its business;

Developing and being frequently changed Russian taxation system generates considerable uncertainty and risks, which complicates tax planning and decision making by the issuer;

Current, limiting currency regulation, which may prevent the issuer from making ordinary business operations and attracting foreign investments in the future;

Changes of the rules of customs control and duties, of requirements to licensing the issuer's major activity, of judicial practice on the issuers related to the issuer's activity (including the licensing issues), may also negatively affect the results of the issuer's activity, and also on the results of current judicial processes in which the issuer is involved.

2.5.5. Risks related to the issuer's activity

The risks, related to current legal processes in which the issuer is participating, and also to the issuer's potential liability under the debts of third persons, are insignificant.

III. Detailed information on the issuer

3.1. The issuer's creation and development background

3.1.1. Data on the issuer's brand name

The issuer's full and abbreviated brand name:

Открытое Акционерное Общество "ВолгаТелеком"

Open Joint Stock Company "VolgaTelecom"

ОАО "ВолгаТелеком"

OJSC "VolgaTelecom"

Based on Russian Federation law "On trade marks, service marks and goods location origin" the issuer's brand name is registered as the ***trade mark*** and the service mark on December 15, 2002 in the State Register of trade marks and service marks of Russian Federation as regards the following services: 38 – telecommunications. ***Certificate for the trade mark (service mark) is № 231259.*** Registration of the trade mark is effective on the entire territory of Russian Federation within 10 years since May 31, 2002.

Data on changes in the issuer's name and organizational-legal structure:

01.04.1991.

State enterprise of communication and informatics "Rossviyazinform" of Nizhny Novgorod region

SECI "Rossviyazinform"

15.12.1993.

Joint Stock Company of Open Type "Sviyazinform" of Nizhny Novgorod region

JSCOT "Nizhegorodsviyazinform"

12.08.1996.
Open Joint Stock Company "Sviyazinform" of Nizhny Novgorod region
OJSC "Nizhegorodsviyazinform"

28.06.2002.
Open Joint Stock Company "VolgaTelecom"
OJSC "VolgaTelecom"

3.1.2. Data on the issuer's state registration

The issuer's state registration number: ***448***
The issuer's state registration date: ***15.12.1993***
Name of the state registration body: ***Committee for management and control of city's property and land resources of administration of the city of Nizhny Novgorod***
The issuer's major state registration number:***1025203014781***
The issuer's state registration date: ***01.08.2002***
Name of the state registration body:
Inspection of Russia's Ministry of Tax Collection for Nizhegorodskyi district of the city of Nizhny Novgorod

3.1.3. Data on the issuer's creation and development

In 1993 as a result of privatization of state enterprise of communication and informatics "Rossviyazinform" there was registered joint stock company of open type (JSCOT) "Sviyazinform" of Nizhny Novgorod Region, which in 1996 was transformed into Open Joint Stock Company (OJSC) "Nizhegorodsviyazinform". Thus, the issuer has been operating almost for 10 years since the date of its state registration (15.12.1993) and has been established as per the Company's Charter for the unlimited period of activity. Belonging to the area of service production determines the major objective of the company, which objective is to obtain additional profit via tracking and reacting to the market demands with further satisfaction of the demand for services.

In 1993 the company got independence in the management of its own production and financial resources. Following the obtaining of economic independence OJSC "Nizhegorodsviyazinform" started active modernization of communication networks by transforming the existing capacities and constructing the new ones only on the basis of digital data transmit systems. Annual increase of the network subscriber capacity amounted to 70 thousand of lines per year.

Due to active implementation of the latest communication services on the basis of high technological level equipment OJSC "Nizhegorodsviyazinform" since 1996 has started to provide Internet access services. In addition, OJSC "Nizhegorodsviyazinform" has been gradually expanding the list of high-tech services – ISDN, phone cards system, as an element of intelligent network, IP telephony, xDSL-based digital access, voice mail, etc.

In 1994 OJSC "Nizhegorodsviyazinform" shares entered Russia's market of securities. In 1997 the company issued ADRs of Level I, they are traded at Berlin and Frankfurt currency stock exchanges.

Up to the second half of 2002 OJSC "Nizhegorodsviyazinform" had been the leading operator at telecommunications market of the city of Nizhny Novgorod and Nizhny Novgorod region (oblast). Natural monopolist in the area providing the services of local, long distance and international telephone communication. The company was the 4-th by the size of telephone network among Russia's regional operators.

In 2002 on the basis of OJSC "Nizhegorodsviyazinform", by affiliating 10 enterprises of communication of Povolzhie, there was established Open Joint Stock Company "VolgaTelecom" – electrical communication enterprise of Povolzhie.

The resolution on reorganization by way of incorporating to OJSC "VolgaTelecom" was adopted by overwhelming majority of votes at extraordinary shareholders meetings of incorporated companies in autumn of 2001.

In July of 2002 the board of directors of OJSC "VolgaTelecom" adopted the resolution on increasing the company's authorized capital. Additional issue of shares was placed within the limits of declared shares by converting the shares of incorporated communication operators of Povolzhie into them.

As of November 30,2002 10 incorporated joint stock companies were excluded from the Single state register of legal entities; their property, assets, personnel were transferred to corresponding regional branches of OJSC "VolgaTelecom". The shares and bonds of these companies were converted into OJSC "VolgaTelecom" shares and bonds.

The incorporated company covers by its network the territory of 665 thousand square meters and provides communication services to over 21 million people.

OJSC "VolgaTelecom" has the licenses to provide the services of local, long distance and international telephone communication, documentary communication, radio broadcasting, etc. in eleven regions of Povolzhskyi federal district.

The company is a large Internet provider, directly or via affiliated companies it provides the services of paging and mobile communication of various standards.

3.1.4. Contact information

The issuer's location: ***Post House, M.Gorky square, Nizhny Novgorod, Russian Federation, 603000***

Location of the issuer's permanent executive body: ***Post House, M.Gorky square, Nizhny Novgorod, Russian Federation, 603000***

Telephone number: *(8312) 33 20 47*

Fax number: ***(8312) 30 67 68***

E-mail address:***tn@sinn.ru***

Web-site address: **http://www.volgatelecom.ru**

Location of the issuer's special department for shareholders and investors relations:

Department of securities and capital markets

Post House, M.Gorky square, Nizhny Novgorod

Telephone number: ***(8312) 30 06 68, 34 38 54***

Fax number: ***(8312) 34 38 54***

E-mail address: ***sokolovdn@sinn.ru***

3.1.5. Taxpayer Identification Number (TIN)

5260901817

3.1.6. The issuer's branches and representation offices

Name: ***Kirov branch***

Location: ***Drelevskogo str., 43/1 Kirov, 601000***

Mail address: ***Drelevskogo str., 43/1 Kirov, 601000***

CEO: ***Popovskyi Valery Petrovich***

Date of establishment: ***27.11.2001***

PA validity term: *26.06.2004*

Name: ***branch in the Republic of Maryi El***
Location: ***Sovietskaya str., 138, Yoshkar-Ola, the Republic of Maryi-El, 424000***
Mail address: ***Sovietskaya str., 138, Yoshkar-Ola, the Republic of Maryi-El, 424000***
CEO: ***Kirillov Alexander Ivanovich***
Date of establishment: ***27.11.2001***
PA validity term: ***26.06.2004***

Name: ***branch in the Republic of Mordoviya***
Location: ***Bolshevistskaya str., 13, Saransk, 430000***
Mail address: ***Bolshevistskaya str., 13, Saransk, 430000***
CEO: ***Shubin Ivan Ivanovich***
Date of establishment: ***27.11.2001***
PA validity term: ***26.06.2004***

Name: ***Orenburg branch***
Location: ***Volodarskogo str., 11, Orenburg, 460000***
Mail address: ***Volodarskogo str., 11, Orenburg, 460000***
CEO: ***Zinoviev Alexander Nikolaevich***
Date of establishment: ***27.11.2001***
PA validity term: ***26.06.2004***

Name: ***Penza branch***
Location: ***Kuprina str., 1/3, Penza, 440606***
Mail address: ***Kuprina str., 1/3, Penza, 440606***
CEO: ***Nazarov Victor Markovich***
Date of establishment: ***27.11.2001***
PA validity term: ***26.06.2004***

Name: ***Samara branch***
Location: ***Krasnoarmeiskaya str., 17, Samara, 443010***
Mail address: ***Krasnoarmeiskaya str., 17, Samara, 443010***
CEO: ***Elkin Sergey Leonidovich***
Date of establishment: ***27.11.2001***
PA validity term: ***26.06.2004***

Name: ***Saratov branch***
Location: ***Kiseleva str., 40, Saratov, 410012***
Mail address: ***Kiseleva str., 40, Saratov, 410012***
CEO: ***Korolkov Oleg Animpadistovich***
Date of establishment: ***27.11.2001***
PA validity term: ***26.06.2004***

Name: ***Ulyanovsk branch***
Location: ***L.Tolstoy str., 60, Ulyanovsk, 432601***
Mail address: ***L.Tolstoy str., 60, Ulyanovsk, 432601***
CEO: ***Karyukanov Anatolyi Sergeevich***
Date of establishment: ***27.11.2001***
PA validity term: ***26.06.2004***

Name: ***branch in Udmurt republic***

Location: ***Pushkinskaya str., 278, Izhevsk, 426008***
Mail address: ***Pushkinskaya str., 278, Izhevsk, 426008***
CEO: ***Fomichev Sergey Mironovich***
Date of establishment: ***27.11.2001***
PA validity term: ***26.06.2004***

Name: ***branch in Chuvash Republic***
Location: ***Lenin av., 2, Cheboksary, Chuvash Republic, 428000***
Mail address: ***Lenin av., 2, Cheboksary, Chuvash Republic, 428000***
CEO: ***Zaraiskyi Victor Yakovlevich***
Date of establishment: ***27.11.2001***
PA validity term: ***26.06.2004***

Name: ***Nizhny Novgorod branch***
Location: ***Bolshaya Pokrovskaya str., 56, Nizhny Novgorod, 603000***
Mail address: ***Bolshaya Pokrovskaya str., 56, Nizhny Novgorod, 603000***
CEO: ***Lyulin Vladimir Fedorovich***
Date of establishment: ***24.10.2002***
PA validity term:

3.2. The issuer's major economic activity

3.2.1. The issuer's industry affiliation

Codes of industry trends of activity as per General Classifier of Foreign Economic Activity (GCFEA)

64.20 Activity in communication area

64.20.11 Activity in telephone communication area
64.20.12 Activity in documentary communication area
64.20.21 Activity in transmission (broadcasting) and distribution of TV programs area
64.20.22 Activity transmission (broadcasting) and distribution of radio programs area
64.20.3 Other activity in communication area

3.2.2. The issuer's major economic activity

OJSC "VolgaTelecom" is one of the largest communication operators in Russia – it has the licenses and provides all kinds of traditional communication services to population and organizations:

- Local and intrazonal telephone communication
- Long distance and international telephone communication
- Telegraph communication and telematic services
- TV and radio broadcasting

The company is also actively developing new highly profitable kinds of communication:

- Data transfer, Internet
- Leasing of digital channels
- ISDN (video telephony, video conferencing)
- Telephone Plus (additional types of servicing)
- Voice mail
- IP-telephony
- Paging communication
- Mobile communication

Indicator description	Measure unit	Inter-regional company (the issuer)	
		Actually for 1-st half year of 2003	Actually for 9 months of 2003
Revenues from communication services	Million of rubles	**6 156**	**10 030**
Growth rate vs. similar period of the previous year	%	*126,9%*	*131,6%*
Including:			
Revenues from City's Telephone Exchanges + Rural Telephone Exchanges	Million of rubles	**2 726**	**4 394**
Revenues from long distance and international communication	Million of rubles	**2 741**	**4 036**
Revenues from providing new communication services	Million of rubles.	**275**	**428**
Proceeds from sales of goods, works, services	Million of rubles	**6 357**	**10 338**
Growth rate vs. similar period of the previous year	%	*125,0%*	*131,0%*

Seasonal fluctuations are of insignificant nature and do not affect the company's activity. Mainly seasonality is evident in summer time and is explained by business slowdown in this time and by vacations period.

3.2.3. Major types of products (works, services)

OJSC "VolgaTelecom" major types of products, occupying over 10% of the total volume, are the services of local and long distance telephone communication. The indicators of sales of the specified services are provided in the table below.

Major types of products (works, services), furnished over 10% of realization volume.

Indicator description	9 months of 2003	Services sales pattern
Long distance and international telephone calls provision		Direct sales
Calls duration, thousand of minutes	1 440 291	
Service price per 1 minute, ruble	2,89	
Growth index, %	2,4	
Proceeds volume, thousand of rubles	4 167 904	
Share of proceeds total volume, %	41,6	
Local telephone connection provision		Direct sales

Number of telephone sets, pieces	3 920 977	
Service price per month, rubles	85,0	
Growth index, %	11,5	
Proceeds volume, thousand of rubles	4 478 735	
Share of proceeds total volume, %	44,6	

As compared to the previous report period (6 months of 2003) the prices for long distance telephone communication services increased by 2.5%; for local telephone communication services by 11.5%. The main reason is related to the introduction of new tariffs for the services of local and long distance communication, effective since July 1,2003: orders of Russia's Ministry of Antimonopoly Policy of 26.05.03 №№156,157 and order of OJSC "VolgaTelecom" of 30.06.03 № 66.

The structure of expenses for communication services provision for the report period is provided below.

The structure of expenses for production and realization of products (works, services).

Description of expenses item	*9 months of 2003*		
	TOTAL	including	
		Local city's communication	Long distance and international communication
Raw material and materials, %	**5,67**	6,95	3,08
Works and services of production nature carried out by third parties, %	**21,27**	8,51	47,66
Fuel, %	**1,53**	1,62	0,84
Energy, %	**2,38**	2,75	1,29
Expenses for remuneration of labor, %	**33,07**	36,75	23,45
Rental charges, %	**1,09**	1,21	0,71
Deductions for social needs, %	**11,41**	12,71	8,02
Amortization of property assets, %	**15,06**	22,41	9,04
Taxes included into the product prime cost, %	**0,46**	0,47	0,39
Other expenses, %	**8,05**	6,61	5,52
Total: expenses for production and realization of products (prime cost),%	100	100	100
Proceeds from products sales %	100	44,6	41,6

3.2.4. The issuer's suppliers which share is 10 and over percent of all supplies of commodities and materials with indication of their share in the total volume of supplies

See appendix.

3.2.5. The markets of sales of the issuer's products (works, services)

The major markets of OJSC "VolgaTelecom" are:

1. The market of local and intrazonal telephone communication.
2. The market of long distance and international telephone communication.
3. The market of new communication services (Internet and data transfer, ISDN, xDSL, IP-telephony, intelligent network, other services of data transfer).
4. The market of wireless and mobile communication.
5. Other services (wire radio broadcasting, documentary communication, radio broadcasting, TV, satellite communication).

Basic customer groups of communication services, provided by OJSC "VolgaTelecom", are:

- Population
- Business (large, medium and small)
- Budgetary organizations

Population

Currently, OJSC "VolgaTelecom" occupies dominant position in this segment due to the leadership in the services of traditional telephony. However, vigorous growth of mobile communication will result in the decrease of total share of OJSC "VolgaTelecom" in this segment. In addition, demonopolization of long haul communication and development of alternative technologies will result in the loss of the market portion in this type of service.

Large business

At present OJSC "VolgaTelecom" positions are most vulnerable in this segment of customers: - the market share is 42%, as alternative operators in the first place are targeting large companies. In addition, corporate operators are developing, first of all, on the basis of large companies. OJSC "VolgaTelecom" would be able to stabilize its positions in this segment and then to increase the market share by using new technologies, e.g. IP VPN, and squeezing out corporate networks in parallel.

The growth of market share in this segment is possible in case of corporate networks changeover under OJSC "VolgaTelecom" management. OJSC "VolgaTelecom" is planning to calculate business-plans and offer large companies to buy out their networks with the changeover for servicing at OJSC "VolgaTelecom" both the company itself and inhabitants of adjacent dwellings which are now being serviced by corporate operators.

Medium and small business

Currently, OJSC "VolgaTelecom" market share in this segment is at the level of 60%. Basing on the polls, medium and small businesses are mostly dissatisfied with their operator of traditional telephony. 23% want to change local communication operator and 28% want to use the services of other operator of long haul communication.

The main reasons of weakness of OJSC "VolgaTelecom" positions in this segment are of organizational nature and hence may be removed. Marketing strategy of the company assumes that OJSC "VolgaTelecom" will reorganize its work and achieve the strengthening of its positions in the segment of medium and small businesses.

In these segments the most important advantage of OJSC "VolgaTelecom" is that the company has developed infrastructure and quite free access to customers. The access to customers is provided by the availability of OJSC "VolgaTelecom" lines in these companies' offices, and also by the access to billing information about small and medium companies.

Budgetary organizations

Despite of sufficient lag in the level of service as compared with the best alternative operators, OJSC "VolgaTelecom" has considerable portion of market in this segment. This fact occurs on the background of low attractiveness of this segment because of the problems with collecting payments and low tariffs.

The most important advantage of OJSC "VolgaTelecom" at the market of budgetary organizations is the availability of developed infrastructure in regions and also the status of state operator. Dominance in this segment will remain. OJSC "VolgaTelecom" will monitor the most interesting projects related to budget financing, and in the first place with "Electronic Russia" program.

3.2.6. Practice related to floating capital and stock

OJSC "VolgaTelecom" policy related to floating capital is directed to minimization of current accounts payable, which reduces the possibility of loss of the company's liquidity. To realize this strategy the company attracts long term sources of financing of activity, such as long term credits of banks, funded loans, credit against goods, leasing. In 2003 OJSC "VolgaTelecom" issued the bonds for the amount of 1 billion rubles. When defining this strategy the issuer realizes some compromise between the loss of liquidity and the efficiency of operation, when selecting the sources of financing the issuer takes into consideration the term of repaying the liabilities and the costs for using borrowed funds.

Stock turnover ratio, reflecting the rate of stock realization, is equal to 24, 01 days. This ratio is calculated by the formula: 365 days/ (prime cost of realized products/stock). Here it should be taken into account that OJSC "VolgaTelecom" proceeds from optimization of the system of materials purchase and also from the tasks of most efficient usage of material resources.

3.2.7. Raw materials

Major type of the issuer's activity is communication services provision. In the course of services rendering raw materials are not used.

3.2.8. Major competitors

Our company encounters strong competition in three key regions – Nizhny Novgorod, Samara and Saratov regions (oblasts). These oblasts are the most attractive for competitors and exactly at these territories OJSC "VolgaTelecom" should defend its market positions first of all. Along with a large number of regional alternative operators at the markets of these oblasts there are also such large companies as "Golden Telecom, Inc." ("Combellga" and "Comincom" joined it), CJSC "Company TransTeleCom", LLC "Global One". The main threat is from these well known companies, which conduct aggressive marketing policy, develop most modern telecommunication technologies, use flexible tariff policy (with individual approach to every customer), they have a large number of sales staff, and clear incentive system of employees motivation.

Nizhny Novgorod oblast.

16 alternative operators, affiliated at the local level, provide the services of fixed telephone communication. The largest are LLC "Agency of business communication", LLC "Sviyazist", LLC "NN Rossviyazinform", CJSC "Global One", CJSC Telecom Company "Korona", CJSC "Trassviyaz", CJSC "Povolzhie Service-Center", State Enterprise "Volgarechsviyaz", LLC "Telcom", State Unitary Enterprise "Gorky railroad".

Long distance and international communication services, using their own channels, are provided by:

- LLC "Agency of business communication";

- CJSC "Global One".

The following operators are competitors of OJSC "VolgaTelecom" Nizhny Novgorod branch in IP-telephony segment: "Energoinform", "Fonecom", "New telecom", "Stelt telecom", "Volgarechsviyaz".

Internet providers. OJSC "VolgaTelecom" major competitors are LLC "Agency of business communication", CJSC "Nizhegorodskie informational networks", CJSC "Nizhegorodteleservice", CJSC "SANDY-SERVICE", LLL "Nizhegorodskyi teleservice".

Samara oblast.

At the market of communication services in Samara oblast there are over 120 operators, providing wire telephone communication services; 15 operators, providing long distance and international telephone communication services; 5 operators, providing cellular communication services; 20 operators, providing Internet services.

Saratov oblast.

In Saratov oblast 116 operators are registered, they have 165 licenses for communication services provision. Out of them 69 have the licenses to provide the services of local (city's and rural) telephone communication; 39 – data transfer and telematic services; 6 – radiotelephone (cellular) communication; 3 – mobile radiotelephone (trunking) communication; 7 – personal radio call (paging communication); 7 – communication channels leasing; 8 – cable TV services.

Most of the private operators are insignificant in size, they are little interested in developing the operator's activity (e.g. corporate operators of communication) and due to this they are not strategic competitors.

The major competitive advantages of alternative operators.

In local communication segment:
Lack of social obligations;
Construction of their networks on the basis of digital switches;
Individual approach to every customer;
Higher quality of customer servicing.

In long distance and international communication segment:
Prompt reaction to market situation change;
Flexibility in customer relations.

In Internet services segment:
Higher servicing quality;
Individual tariffs for every subscriber;
Individual approach to servicing every subscriber;
Prompt reaction to market situation change;
Lack of social obligations.

Competitive advantages of OJSC "VolgaTelecom":

- Availability of developed infrastructure;
- Stable financial status, allowing for investing in most profitable segments of market and most perspective trends of business;
- Ability to form packages of integrated services.

OJSC "VolgaTelecom" share at regional markets of communication services

Branch	Local communication	Long distance communication	Access to Internet	
			Switched	Wide band
Kirov branch	89	100	94,5	100
Branch in the Republic of Maryi Al	99,84	100	93	
Branch in the Republic of Mordoviya	96,2	100	91,8	
Orenburg branch	90,2	97,8	92,4	
Penza branch	97	99	60	
Samara branch	68,5	75,5	20,1	
Saratov branch	76,7	90,8	56	59,2
Branch in Udmurt Republic	88	100	-	-
Ulyanovsk branch	85,9	98	47,2	69,6
Branch in Chuvash Republic	93,6	100	50	
Nizhny Novgorod branch	93,5	97	70,8	49,3
Total for OJSC "VolgaTelecom"	**89**	**95**	**75**	**50**

3.2.9. Data on the availability of licenses with the issuer

See appendix

Forecast as regards the probability of licenses extension.

1. The licenses for communication services.

Upon the validity term expiry the licenses may be extended subject to compliance with all items of the license terms and conditions, which is confirmed by the verification report of the management of state supervision over communication and informatization (MSSCI), by the extension of the validity term of radio frequencies permission (if used) and by filing the appropriate application to the licensor's address – Russian Federation Ministry for communication and informatization.

2. Licenses for on-air broadcasting are extended on the basis of the verification report of MSSCI confirming the compliance with the license terms and conditions and if available authorization documents on the possibility of radio frequency resource usage. The licenses are extended by Russian Federation Ministry for the press, TV-radio broadcasting and mass communication tools.

3. Licenses for the activity, listed in items 17 – 28, are extended subject to timely filing of documents package to the licensor's address, as established by the law.

3.2.10. The issuer's joint activity

The issuer did not have joint activity with other organizations in the report period.
The issuer did not sign joint activity agreements with affiliated companies.

3.2.13. Additional requirements to the issuers whose major activity is to provide communication services

a) Licenses for communication services provision

Basic terms and conditions of licenses

Terms and conditions of carrying out the activity in accordance with ***license № 23245*** (valid to 04.10.2012).

1. By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of local and intazonal telephone communication of public communication network, and also the services of telephone communication by using technical facilities of communication intelligent network on the territories of the following Republics and oblasts: the Republic of Maryi Al, the Republic of Udmurtiya, the Republic of Mordoviya, the Republic of Chuvashiya, Kirov oblast, Penza oblast, Ulyanovsk oblast, Samara oblast, Saratov oblast, Orenburg oblast, Nizhny Novgorod oblast.

2. The licensee must provide to its network customers the access to the services of long distance and international telephone communication of public communication network.

Long distance and international telephone communication services are provided by using the licensee's technical facilities over public communication network via Automatic Trunk Line Exchange (ATLX) of corresponding geographical zone of numbering under contracts with OJSC "Rostelecom" – the operator of long distance and international communication of public communication network of Russian Federation.

Intrazonal telephone communication services provision is allowed over the licensee's communication network (inside the code of zone of geographical numbering ABC), if the calling and called users are the licensee's network users or are the users of the network having connection only to the licensee's network.

3. Provision of local and intrazonal communication services, as per this license, by using microwave radio systems is allowed upon obtaining the permission of using the operation frequencies in accordance with the industry regulatory documents.

4. It is allowed to use, at the subscriber's section, radio extenders and radio access equipment if required frequency resource is available, this resource is allocated, as per the established procedure, by the state frequency service with Russian Federation Ministry for communication and informatization.

Terms and conditions of carrying out the activity in accordance with ***license № 24345*** (valid to 28.11.2007).

1. By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of local, long distance and international telephone communication of public communication network at the territories of the following Republics and oblasts: the Republic of Maryi Al, the Republic of Udmurtiya, the Republic of Mordoviya, the Republic of Chuvashiya, Kirov oblast, Penza oblast, Ulyanovsk oblast, Samara oblast, Saratov oblast, Orenburg oblast, Nizhny Novgorod oblast, by using the network of call offices and payphone network being created by the licensee.

Total installed capacity of the licensee's communication network is at least 19828 payphones, including:

On the territory of the republic of Maryi Al – at least 698 payphones;

On the territory of the Republic of Mordoviya – at least 640 payphones;

On the territory of the republic of Udmurtiya – at least 2064 payphones;
On the territory of the republic of Chuvashiya – at least 1621 payphones;
On the territory of Kirov oblast – at least 1940 payphones;
On the territory of Nizhny Novgorod oblast – at least 4361 payphones;
On the territory of Orenburg oblast - at least 2600 payphones;
On the territory of Penza oblast - at least 1320 payphones;
On the territory of Saratov oblast – at least 2264 payphones;
On the territory of Samara oblast – at least 733 payphones;
On the territory of Ulyanovsk oblast – at least 1587 payphones;

2. The licensee's payphones and call offices are connected to local telephone networks at the level of subscriber units.

3. The licensee has the right to use communication channels and physical circuits of communication network of other operators on compensation basis in accordance with the Civil code.

Terms and conditions of carrying out the activity in accordance with ***license № 23241*** (valid to 01.08.2007)

1. By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of data transfer of public communication network on the territory of Russian Federation subjects:
the Republic of Maryi Al, the Republic of Udmurtiya, the Republic of Mordoviya, the Republic of Chuvashiya, Kirov oblast, Penza oblast, Ulyanovsk oblast, Samara oblast, Saratov oblast, Orenburg oblast, Nizhny Novgorod oblast.

2. Data transfer services are provided by using the licensee's data transfer network.

3. The installed subscriber capacity of the licensee's network should ensure the capability of connecting at least 77840 users, including at least 42370 customers by the end of 2003 prior to the license validity term expiry.

4. The licensee has the right to connect the data transfer equipment to public telephone communication network, to the part of "Iskra" network used for commercial purposes, and to Switched telegraph service/Telex telegraph network, and also has the right to use communication channels and physical circuits of public communication network.

5. The licensee's data transfer equipment connection to public communication telephone network, to the part of "Iskra" network used for commercial purposes, and to Switched telegraph service/Telex telegraph network is made only on the rights of subscriber units.

Terms and conditions of carrying out the activity in accordance with license №23721 (valid to 12.09.2007).

1. By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of broadcasting audio programs over the wire broadcast network on the territory of the following Russian Federation subjects: the Republic of Maryi Al, the Republic of Udmurtiya, the Republic of Mordoviya, the Republic of Chuvashiya, Kirov oblast, Penza oblast, Ulyanovsk oblast, Samara oblast, Saratov oblast, Orenburg oblast, Nizhny Novgorod oblast.

2. The licensee's network is designed for broadcasting of audio programs of All-Russia and state regional companies.
Broadcasting of other programs is possible with the availability of license for TV-radio broadcasting and appropriate contract with licensee-broadcaster.

Terms and conditions of carrying out the activity in accordance with ***license № 23244*** (valid to 17.03.2010).

1.By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services

of cellular radiotelephone communication of public communication network by using GSM standard equipment in frequency range of 900/1800 MHz on the territory of the Republic of Maryi Al. Cellular communication services are provided by using the licensee's communication network, which should be a part of unified cellular network of Russian Federation – Personal Communication Network-900 (PCN-900);

2. PCN-900, being created by the licensee, is connected to Russian Federation public communication network at long distance service level in accordance with General diagram of creating and phase-by-phase development of Russia's federal network of public mobile radio telephone communication of GSM standard.

Terms and conditions of carrying out the activity in accordance with ***license № 24343*** (valid to 28.11.2005).

1. By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of mobile radio telephone communication of public communication network on the territory of cities and towns: Penza, Kamenka of Penza oblast; Samara, Pokhvistnevo, Syzran, Zhigulevsk, Toliyatti, Novokuibyshevsk, airport "Kuruchom" of Samara oblast; Saransk of the Republic of Mordoviya; Nizhny Novgorod, Sergach, Arzamas, Kstovo, Dzerzhinsk, Gorodets, Bor, Balakhna of Nizhny Novgorod oblast; Saratov, Balashov of Saratov oblast; Kirov, Raduzhnyi settlement of Kirov oblast.

The maximum number of the licensee's communication network subscribers - 4550.

2. The licensee's communication network is created by using radio telephone communication equipment operating in the frequency range 330 MHz, 161,500MHz/156,900MHz, 161,725/157,125MHz, 160,875/156,275MHz, 160,950/156,350MHz, 161,575/156,975MHz, 161,650/157,050MHz..

3. The licensee's connection is allowed at the level of local telephone network as per the technical requirements of operators having the license for local telephone communication services provision.

Terms and conditions of carrying out the activity in accordance with license № 23246 (valid to 12.09.2007).

1. By this license OJSC "VolgaTelecom" (licensee) is authorized to provide local, long distance channels and communication paths, channels of TV programs broadcasting and audio broadcasting, physical circuits to the customers for communication signals transmission on the territories of the following Republics and oblasts: the Republic of Maryi Al, the Republic of Udmurtiya, the Republic of Mordoviya, the Republic of Chuvashiya, Kirov oblast, Penza oblast, Ulyanovsk oblast, Samara oblast, Saratov oblast, Orenburg oblast, Nizhny Novgorod oblast.

Total number of licensee's organized tone frequency channels, main digital channels, including in digital paths setup – at least 25895.

By the end of the third year of the activity, the licensee must ensure the capability of organizing at least 70% of communication channels of the specified quantity.

2. Provision of channels, communication paths and physical circuits to customers is allowed for organization of communication networks if their owners have appropriate licenses of Russian Federation Ministry for communication and informatization (Russian Federation Ministry of communication, Russian Federation State committee for communication and informatization, Russian Federation State committee for telecommunications), and also for organization of subscriber lines in order to get access to different communication networks in accordance with the rules of their construction and for internal production networks not providing communication services on compensation basis, including those having the output port to public communication network.

Provision of communication channels and physical circuits is allowed for organization of subscriber and connecting lines of local telephone networks only within the limits of the territory of corresponding geographical zones of numbering ABC ab.

Terms and conditions of carrying out the activity in accordance with license № 23243 (valid to 14.11.2007)

1. By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of telegraph communication (receive, transmit and delivery of telegrams, Switched telegraph service/Telex network services) on the territory of the following Republics and oblasts: the Republic of Maryi Al, the Republic of Udmurtiya, the Republic of Mordoviya, the Republic of Chuvashiya, Kirov oblast, Penza oblast, Ulyanovsk oblast, Samara oblast, Saratov oblast, Orenburg oblast, Nizhny Novgorod oblast.

2. Telegraph communication services are provided by using the licensee's technical facilities. The installed capacity of telegraph means of switching and transmission belonging to the licensee must ensure the capability of complete meeting the demand in telegraph communication on the licensed territory.

Terms and conditions of carrying out the activity in accordance with ***license № 23240*** (valid to 01.08.2007).

1. By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of telematic services of public communication network (e-mail services, information resources access services, facsimile messages services, information-reference services, voice information transmit services, audio conferences services, video conferences services) on the territory of the following Republics and oblasts: the Republic of Maryi Al, the Republic of Udmurtiya, the Republic of Mordoviya, the Republic of Chuvashiya, Kirov oblast, Penza oblast, Ulyanovsk oblast, Samara oblast, Saratov oblast, Orenburg oblast, Nizhny Novgorod oblast.

The services are provided by using the licensee's technical facilities of telematic services.

Installed subscriber capacity of the licensee's telematic services should ensure the capability of connecting at least 191000 users by the license validity term expiry, including at least 99200 users by the end of 2003.

Carrying capacity of the licensee's telematic service for voice information transmission should ensure the capability of organizing at least 5 simultaneous conversations by the license validity term expiry, including at least 3 simultaneous conversations by the end of 2003.

The number of users capable to participate simultaneously in audio conferencing and video conferencing sessions is at least 2 persons.

The number of connected to the lines by the license validity term expiry is at least 328, including at least 150 by the end of 2003.

Terms and conditions of carrying out the activity in accordance with ***license № 23242*** (valid to 01.02.2006).

1. By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of cellular radio telephone communication of public communication network in the frequency range of 450 MHz at the territory of Samara oblast.

Cellular communication services are provided by using the licensee's communication network, which should be a part of unified cellular network of Russian Federation – Personal Communication Network 450.

2. The network installed capacity, coverage percentage, if sufficient frequency resources are allocated, should be at least:

In 2004 - 9000 numbers - 50%;

In 2006 – 10000 numbers - 60%;

Terms and conditions of carrying out the activity in accordance with ***license № 27602*** (valid to

18.08.2013).

1. By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of digital cellular radio telephone communication of public communication network in the frequency range of 450 MHz, on the basis of IMT-MC-450 technology, at the territory of Samara oblast.

Digital cellular communication services are provided by using the licensee's communication network, which should be a part of federal cellular network of Russian Federation, on the basis of IMT-MC-450 technology.

2. The licensee should, by its own resources, ensure phase-by-phase release of the spectrum of frequencies 453,00...457,4 MHz/463,0...467,4MHz

3. The network installed capacity on the territory specified in the license should be at least (as of 31.12.):

In 2006 – 5000 numbers;

In 2009 - 10000 numbers;

In 2013 – 20000 numbers.

Terms and conditions of carrying out the activity in accordance with license ***№№27620, 14461, 25379, 14602, 26974, 20830, 17234*** (valid to 18.08.2006, 09.03.2005, 14.03.2006, 09.03.2005, 23.05.2006, 18.01.2007, 25.01.2006, correspondingly)

1. By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of broadcasting TV and audio programs over cable TV networks on the territories of towns – Syzran, Toliyatti, Samara of Samara oblast; Yoshkar-Ola of the Republic of Maryi Al; Orenburg of Orenburg oblast; Cheboksary of Chuvash Republic; Nizhny Novgorod of Nizhny Novgorod oblast; Saratov of Saratov oblast; Saransk of the Republic of Mordoviya.

2. The customers should be provided the broadcasting of All-Russia TV broadcasting organizations and state regional TV-radio companies programs being on the air. The broadcasting of other TV (audio) programs is possible if the license for TV-radio broadcasting is available and the related contract with the licensee-broadcaster is in place.

Terms and conditions of carrying out the activity in accordance with license ***№№ 12282, 16383, 15426, 23264, 25357, 19983, 17571, 23257*** (valid to 24.06.2004, 17.10.2005, 19.05.2005, 20.05.2007, 14.03.2006, 08.11.2006, 15.03.2006, 01.08.2005, correspondingly)

1. By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of broadcasting TV and audio programs at the territories of Kirov, Samara, Nizhny Novgorod, Orenburg oblasts and at the Republic of Mordoviya.

2. The licensee should provide to the customers the communication services meeting the quality standards and technical norms.

3. The use of technical communication facilities is allowed, if the permission for their operation is available from the state service supervising communication in Russian Federation.

Terms and conditions of carrying out the activity in accordance with license ***№№ 11917, 24344*** (valid to 08.04.2004, 28.11.2005, correspondingly).

1. By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of personal radio call on the territory of Saransk, Ruzaevka, settlement Atuyrievo, village Sarast of the Republic of Mordoviya; Ulyanovsk, Dimitrovgrad, settlement Veshkaima of Ulyanovsk oblast; Orenburg city of Orenburg oblast, including with channel multiplexing of FM VHF network in Orenburg.

2. The number of subscribers under license with non-multiplexing of FM VHF network is at least 1500,

Maximum number of the network subscribers is 13800.

3. The network is organized by using the frequencies allocated by Federal State Unitary Enterprise "Main radio frequency center".

Terms and conditions of carrying out the activity in accordance with license ***№ 26275*** (valid to 23.05.2006).

1. By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of mobile radio communication at the territory of Yoshkar-Ola town of the Republic of Maryi-Al.

2. Maximum number of the licensee's network subscribers -500.

3. The network is created by using radio equipment the operation of which is possible with the availability of permissions from state agencies supervising communication and informatization.

4. Connection to the public communication network is not allowed.

The factors, that may negatively affect the performance of obligations under the terms and conditions of the licenses, are absent, as all the requirements are established in accordance with legislation and regulatory acts of existing legislation in communication area.

(For frequencies, see appendix. Permissions for using OJSC "VolgaTelecom" radio electronic equipment).

b) Communication networks

Local telephone network

In its branches of local telephone networks OJSC "VolgaTelecom" operates 5 931 telephone exchanges, their total installed capacity is 4 237 874 numbers, including:

At city's telephone networks – 3 532 619 numbers;

At rural telephone networks – 705 255 numbers.

Out of the m in operation are 3 884 705 numbers, including:

- at city's telephone networks – 3 532 619 numbers;
- at rural telephone networks – 607 522 numbers.

7, 9% of the network telephone exchanges are electronic. The exchanges installed capacity is 40, 7 % of the total installed capacity of the network, including:

- at city's telephone network - 46, 9%,
- at rural telephone network - 10, 0 %.

The equipment of automatic long distance telephone communication includes 13 automatic long distance exchanges and the equipment of automatic zonal telephone communication with the total installed capacity of 61 331 channels. Installed capacity of electronic automatic long distance exchanges is 43 915 channels, of quasi-electronic - 3024 channels, of coordinate -1000 channels, of automatic zonal telephone communication equipment - 13 391 channels.

Total operated capacity of automatic long distance exchanges and the equipment of automatic zonal telephone communication is 48 175 channels, including the capacity of electronic exchanges - 35 330 channels, of quasi-electronic - 2045 channels, of coordinate - 487 channels, of automatic zonal telephone communication equipment - 10313 channels.

The number of main telephone sets at OJSC "VolgaTelecom" network is 3 837 563 units (including, in city's telephone network -3 218 837 sets, in rural telephone network - 618 726 sets), out of them 3 285 688 sets are residential ones, (including, in city's telephone network - 2 766 065 sets, in rural telephone network - 519 623 sets).

For 9 months of 2003 the traffic of outgoing chargeable long distance and international calls from OJSC "VolgaTelecom" network users amounted to 1 440 291 thousand minutes, including international - 55 673 thousand minutes.

3.4. The plans of the issuer's future activity

Multi-service data transfer network should become a serious competitive advantage of the company in the priority segment of large corporate customers; the first phase of its construction in Nizhny Novgorod oblast is completed. The construction of inter-regional multi-service network of OJSC "VolgaTelecom" would allow to create virtual networks of large corporate customers in Povolzhie, and also to solve corporate tasks for information exchange between OJSC "VolgaTelecom" branches.

The other important trend of the company's activity is the promotion of intelligent network services. An intelligent network is communication network based on computer technologies, in this network the functions related to service provision are separated from the switching system. The major task of an intelligent network is to provide to the customer the capability of getting any service an operator is capable to invent, and to an operator – the capability to deliver this service, to calculate it and define the tariff. An intelligent network allows not just to connect two subscribers, but to create personal scenarios of telephone calls processing. For example, it would allow to organize the calling as per the list, to install automatic informer in the office, etc. The demand for these services is quickly growing, as Russia's advertising market is developing and the number of communicative channels is increasing.

The construction of the intelligent network will serve to the development of small and medium business, to the development of informational services and is the initial phase of the pilot project of constructing Federal intelligent communication network, organized by OJSC "Sviayzinvest" with the support of the Ministry for communication. In future, it is planned to construct intelligent networks in other branches of OJSC "VolgaTelecom".

The company's management plans include organization of Call-centers or Calls Processing Centers. Call-centers are designed for servicing a large number of telephone calls. They are used for organizing "hot-lines", direct-marketing, for conducting social polls, etc. In Russia there are about 150 active call-centers, the largest ones are with Golden Telecom – about 200 work stations, with "MTU-Inform" - 100, and with "Kometa", "PTT-Teleport" and "Astra-page" about 70 work stations each. The largest in Russia call-centers are with cellular communication operators: "Mobile TeleSystems", "VympelKom" and "Megaphone". But they are providing services only to the operators' subscribers, and do not provide commercial services to third party customers. OJSC "VolgaTelecom" is planning to open a call-center in Nizhny Novgorod (and then in other regional centers of Povolzhie) both for providing reference information to its customers and for servicing commercial organizations interested in call-center services.

One of the company's priorities is radical change of relations with customers, and in the first place with corporate and VIP customers of business sector, and also with the population with high level income. For these segments the company is developing complex proposals for most profitable and perspective services, such as mobile communication, wideband access to Internet, data transfer corporate networks, intelligent services, cable TV.

Signing of contracts with large companies on complex mutually beneficial cooperation on the basis of exclusive approach principles is one of the items of strategy to increase OJSC "VolgaTelecom" competitiveness, to strengthen the positions in corporate segment of telecommunications market. End-to-end servicing and personal approach will become major trends of further improvement of quality of work with the company's corporate customers.

3.5. The issuer's participation in industrial, bank and financial groups, holdings, concerns and associations.

Name of group, holding, concern, association	Role (place)	Function	Participation period
Association of communication companies of Povolzhskyi region	Founder of the Association	Development and promotion of telecommunications and services provided by the Association members	Since 2000
"Teleinfo" – Povolzhskaya Association of engineers of telecommunications and informatics	Founder of the Association	Providing services in training activity area	Since 2000
Association of NMT-450 federal cellular communication operators	Associated member	Promotion of creation and development of NMT-450 federal cellular communication network	Since 2003
Association of operators of "ISKRA" business servicing federal network	The association member	Coordination of entrepreneur activity	Since 2001
Nizhny Novgorod Association of enterprises and organizations	The association member	Development and implementation of socially important projects and programs	Since 1997
Independent non-commercial organization "Nizhny Novgorod Center of market medium and corporate relations research"	Founder of the organization	Provision of services in the area of economics, law, corporate relations, management, marketing and other areas adjacent to them	Since 2003
Non-state pension fund "Doverie"	Founder of the fund	Non-state pension provision	Since 1997
Non-state pension fund "Region-sviayz"	Founder of the fund	Non-state pension provision	Since 1997
Chamber of Commerce and Industry of the Republic of Maryi-Al.	Founder – member of the Chamber	Assistance in development of economics and entrepreneurship in the Republic of Maryi-Al.	Since 1995

3.6. The issuer's affiliated and dependent companies

Full (abbreviated) name, location	Reasons for considering a company to be an affiliate an/or dependent in relation to OJSC "Volga Telecom"	The amount of participation share of OJSC "VolgaTelecom"		The amount of the organization's participation share		Major activity type	The company's importance for OJSC "Volga Telecom" activity
		In the organization's authorized capital	From ordinary shares	In OJSC "Volga Telecom" authorized capital	From OJSC "Volga Telecom" ordinary shares		
Closed Joint Stock Company "Nizhny Novgorod Cellular Communication" (CJSC "NCC"), Nizhny Novgorod, Gorky sq., Post House	Prevailing participation in the authorized capital	100	100	-	-	Cellular communication services provision	Obtaining of additional profit and development of new types of activity
Limited Liability Company "Udmurtskie Cellular Networks-450" (LLC "UCN-450"), Izhevsk, Pushkinskaya str., 206	Prevailing participation in the authorized capital	100	-	-	-	Cellular communication services provision	
Closed Joint Stock Company "TeleSviayzInform" (CJSC "TSI"), Saransk, Bolshevistskaya str., 13	Prevailing participation in the authorized capital	100	100	-	-	Local telephone communication services	
Limited Liability Company "Vyatka-Page" (LLC "Vyatka-Page", Kirov, Uralskaya str., 1	Prevailing participation in the authorized capital	91	-	-	-	Paging communication services	
Closed Joint Stock Company "Digital telecommunications" (CJSC "Digital telecommunications", Cheboksary, Shumilova str., 20	Prevailing participation in the authorized capital	81,25	81,25	0,000558		Local telephone communication services	

Closed Joint Stock Company "Pulse-Radio Yoshkar-Ola" (CJSC "Pulse-Radio Yoshkar-Ola", Yoshkar-Ola, Sovietskaya, str., 138	Prevailing participation in the authorized capital	61	61	-	-	Radio broadcastin g services	
Closed Joint Stock Company "Cellular communication of Mordoviya" (CJSC "CCM"), Saransk, Kommunistichesk aya str., 52	Prevailing participation in the authorized capital	60	60	-	-	Cellular communicat ion services provision	
Limited Liability Company Private security company "ROS" (LLC PSC "ROS"), Penza, Dzerzhinskogo str., 30	Prevailing participation in the authorized capital	60	-	-	-	Security activity	
Limited Liability Company "Vaytskaya cellular communication" (LLC "VCC"), Kirov, Uralskaya str., 1	Prevailing participation in the authorized capital	51	-	-	-	Cellular communicat ion services provision	
Limited Liability Company "Radio Resonance" (LLC "Radio Resonance"), Nizhny Novgorod, Okskyi sjezd, 8	Prevailing participation in the authorized capital	51	-	-	-	Radio broadcastin g services	
Closed Joint Stock Company "Orenburg-GSM" (CJSC "Orenburg-GSM"), Orenburg, Volodarskogo str., 11	Prevailing participation in the authorized capital	51	51	-	-	Cellular communicat ion services provision	
Closed Joint Stock Company "Ulyanovsk-GSM" (CJSC "Ulyanovsk-GSM"), Ulyanovsk, L.Tolstoy str., 60	Prevailing participation in the authorized capital	51	51	-	-	Cellular communicat ion services provision	

Limited Liability Company "Izhcom" (LLC "Izhcom"), Izhevsk, Pushkinskaya str., 278	Prevailing participation in the authorized capital	51	-	-	-	Services of data transfer network	
Closed Joint Stock Company "Public telephone Saratov" (CJSC "PTS"), Saratov, Kiseleva str., 40	OJSC "Volga Telecom" holds over 20% of the company's voting shares	50%+1 preferred share	50	-	-	Wireless communication services	
Closed Joint Stock Company "Nizhegorodskyi radio telephone" (CJSC "Nizhegorodskyi radio telephone"), Nizhny Novgorod, Gorky sq., Post House	OJSC "Volga Telecom" holds over 20% of the company's voting shares	50	50	-	-	Wireless communication services	
Closed Joint Stock Company "Saratov Mobile" (CJSC "Saratov Mobile"), Saratov, Kiseleva str., 40	OJSC "Volga Telecom" holds over 20% of the company's voting shares	50	50	-	-	Cellular communication services provision	
Closed Joint Stock Company "Chery Page" (CJSC "Chery Page"), Cheboksary, K.Ivanova str., 83	OJSC "Volga Telecom" holds over 20% of the company's voting shares	50	50	-	-	Paging communication services	
Closed Joint Stock Company "Digital networks of Udmurtiya-900" (CJSC "DNU-900"), Izhevsk, Pushkinskaya str., 278	OJSC "Volga Telecom" holds over 20% of the company's voting shares	49	49	0,009761		Cellular communication services provision	
Open Joint Stock Company "Informational commercial networks "Omrix" (OJSC ICN "Omrix"), RF, Orenburg	OJSC "Volga Telecom" holds over 20% of the company's voting shares	42,4	42,4	-	-	Internet services, data transfer network services	

Closed Joint Stock Company Commercial bank "C-Bank" (JSB "C-Bank"), Izhevsk, Lenin str., 6	OJSC "Volga Telecom" holds over 20% of the company's voting shares	41,73	41,73	0,027577		Banking activity	
Closed Joint Stock Company "Nizhegorodteleservice" (CJSC "Nizhegorodteleservice"), Nizhny Novgorod, Gorky sq., Post House	OJSC "Volga Telecom" holds over 20% of the company's voting shares	40	40	-	-	Communication services	
Closed Joint Stock Company "Transsviayz" (CJSC "Transsviayz"), Nizhny Novgorod, Chaadaeva str., 2	OJSC "Volga Telecom" holds over 20% of the company's voting shares	40	40	-	-	Local telephone communication services	
Closed Joint Stock Company "Penza Mobile" (CJSC "Penza Mobile"), Penza, Kuprina str., 1/3	OJSC "Volga Telecom" holds over 20% of the company's voting shares	40	40	-	-	Cellular communication services provision	
Limited partnership JV "Marpaging" (LP JV "Marpaging"), Yoshkar-Ola, Sovietskaya str., 138	OJSC "Volga Telecom" holds over 20% of the company's voting shares	40	-	-	-	Paging communication services	
Closed Joint Stock Company "Pulse-Radio" (CJSC "Pulse-Radio"), Yoshkar-Ola, Sovietskaya str., 138	OJSC "Volga Telecom" holds over 20% of the company's voting shares	40	40	-	-	Radio broadcasting services	
Open Joint Stock Company "Telesot" (OJSC "Telesot"), Orenburg, Tereshkovoi str., 257	OJSC "Volga Telecom" holds over 20% of the company's voting shares	32,4	32,4	-	-	Local telephone communication services provision	

Closed joint Stock Company "Chuvashiya Mobile" (CJSC "Chuvashiya Mobile"), Cheboksary, K.Ivanova str., 83	OJSC "Volga Telecom" holds over 20% of the company's voting shares	30	30	-	-	Cellular communication services provision	
Closed Joint Stock Company "Samara-Telecom" (CJSC "Samara-Telecom"), Samara, Polevaya str., 43	OJSC "Volga Telecom" holds over 20% of the company's voting shares	27,8	27,8	-	-	Local telephone communication services provision	
Closed Joint Stock Company "Ericcson communication" (CJSC "Ericcson communication"), Nizhny Novgorod, Gagarin ave., 37	OJSC "Volga Telecom" holds over 20% of the company's voting shares	24	24	-	-	Export-import operations, consulting and services	
Limited Liability Company "Agrocompany "Reanta" (LLC "Agrocompany "Reanta"), Yoshkar-Ola, Chavaina blvd., 11 a	OJSC "Volga Telecom" has over 20% of the company's authorized capital	20,86	-	-	-	Agricultural activity	

3.7. Composition, structure and the cost of the issuer's fixed assets, information on the plans of acquisition, replacement, retirement of fixed assets, and also on all facts of charge of the issuer's fixed assets

3.7.1. Fixed assets

Fixed assets as of 01.10.2003.

№	Name of fixed assets group	Acquisition cost	Charged amortization
1.	Land plots	2 702 381	-
2.	Buildings	3 047 975 018	734 338 904
3.	Facilities	7 858 502 196	4 190 531 851
4.	Machines and equipment	11 639 150 106	5 060 476 882
5.	Transport	374 846 288	256 688 443
6.	Social sphere	148 933 413	25 022 596
7.	Fixed assets with the cost to 10 thousand rubles	216 140 915	193 825 457
8.	Dwelling stock	79 417 206	-
9.	Miscellaneous	920 555 957	482 901 171

TOTAL, rubles:	24 288 223 480	10 943 785 304

The results of the last reassessment of the fixed assets:

№	Name of fixed assets group	Total cost prior to reassessment	Residual (less amortization) cost prior to reassessment	Date of reassessment	Total cost after reassessment	Residual (less amortization) cost after reassessment
1.	Land plots	86	86	01.01.2001	86	86
2.	Buildings	338 047	282 148	01.01.2001	715 114	578 978
3.	Facilities	139 329	101 739	01.01.2001	272 891	180 876
4.	Machines and equipment	1 690 418	921 389	01.01.2001	2 831 632	1 399 509
5.	Transport	39 642	20 578	01.01.2001	72 582	36 783
6.	Miscellaneous	7 153	4 362	01.01.2001	9 289	6 050
TOTAL, rubles:		2 214 675	1 330 302		3 901 594	2 202 282

OJSC "VolgaTelecom" fixed assets were reassessed by independent appraiser LLC "Audit-Assessment", acting on the basis of license Б 953444 № 183, issued by the Committee for Management of State Property of June 18,1999 with 3 (three) years validity term. The fixed assets were assessed by market value defined in accordance with Federal law № 135-ФЗ of 29.07.98 "On assessment activity in Russian Federation" and confirmed by experts' conclusions, the method of assessment – calculation of replacement costs of fixed assets by coefficients.

OJSC "VolgaTelecom" has no plans for acquisition, replacement, retirement of fixed assets the cost of which is 10 and more percent of the cost of all fixed assets.

The facts of charge of fixed assets (fixed assets are in pledge)

Number, date of agreement of fixed assets pledge	Pledge amount, rubles	Pledge objective	Date of pledge occurrence	The agreement validity term
№ 2 of 14.06.2002	45 150 419	credit	14.06.2002	15.11.2005
№ 153 of 24.06.2000	239 617 200	credit	24.06.2003	23.06.2004
№ 060/200/03 of 21.07.2003	360 664 335	credit	21.07.2003	21.01.2005
№ 177 of 21.07.2003	31 313 663	credit	21.07.2003	25.07.2004
№187/к375-03 of 30.07.2003	59 245 024	credit	30.07.2003	03.08.2003
№ 272 of 29.10.2002	30 578 972	credit	29.10.2002	29.10.2004
№ 143/1 of 03.12.2001	5 925 503	credit	03.12.2001	28.11.2003
№ 58/1 of 04.04.2002	42 622 424	credit	04.04.2002	30.03.2004
№ 144/1 of 17.09.2002	55 642 892	credit	17.09.2002	17.09.2004
№ 8/1 of 24.01.2003	42 345 618	credit	24.01.2003	23.01.2004
№ 190 of 08.08.2003	58 889 137	credit	08.08.2003	12.08.2004
№ 195 of 19.08.2003	58 852 065	credit	19.08.2003	16.02.2005
№ 143/01/3 of 25.09.01	15 470 000	credit	25.09.01	20.03.05
№ 1/386 of 04.11.02	25 859 212	credit	04.11.02	27.10.03
№ 1/417 of 27.11.02	14 193 038	credit	04.11.02	21.11.03

№ 1/39 of 17.02.03	31 271 873	credit	17.02.03	15.02.04
№ 1/147 of 23.05.03	23 967 380	credit	23.05.03	17.05.04
№ 1/005 of 26.05.03	466 974	credit	26.05.03	24.05.04
№ 74 of 05.06.02	166 363 087	credit	05.06.2002	13.07.05
№ 171/02 of 15.10.02	101 075 181	credit	15.10.2002	14.10.03
№ 2-5/1299 of 23.09.02	223 781 838	credit	23.09.2002	to 2008
№ 91307810746020001020 of 4.09.2002	139 378 462	credit	4.09.2002	2.09.2005
№ 149 "3" of 30.05.2002	25 559 444	credit	30.05.2002	30.11.2003
№ 176/373-03 of 21.07.2003	34 423 200	credit	21.07.2003	25.07.2004
№ 91/415-03 of 12.08.2003	58 310 670	credit	12.08.2003	09.02.2005
№ 118 of 29.04.2003	132 250 257	credit	29.04.2003	
№ 138 of 30.05.2003	40 336 422	credit	30.05.2003	
№ 197 of 26.08.2003	58 634 654	credit	26.08.2003	
№ 201 of 28.08.2003	58 743 140	credit	28.08.2003	
№ 204 of 01.09.2003	73 319 878	credit	01.09.2003	
№ 226 of 16.09.2003	58 820 079	credit	16.09.2003	
№ 235 of 23.09.2003	58 743 086	credit	23.09.2003	
TOTAL, rubles:	**2 279 202 182**			

3.7.2. The cost of the issuer's real property assets

Total cost of real property assets - 10 909 179 595 rubles.
The amount of charged amortization - 4 924 870 755 rubles.
For the last 12 months real property assets have not been assessed.

IV. Data on the issuer's financial-economic activity

4.1. The results of the issuer's financial-economic activity

4.1.1. Profit and losses

Indicators characterizing the issuer's profitability and loss for the corresponding report period.

Indicator description	9 months of 2003	Change vs. 6 months in %
Proceeds, thousand rubles	10 338 367	162,6
Gross profit, thousand rubles	2 956 495	181,2
Net profit, thousand rubles	1 545 819	195,1
Labor efficiency, ruble/man	199 841*	163,5
Yield per unit of assets, %	77,5	27,2 points
Assets profitability, %	7,8	1,3 point
Own capital profitability, %	11,9	5,4 points
Products (sales) profitability, %	28,6	2,9 points
The amount of non-covered loss on the report date, rubles	None	
Parity of non-covered loss on the report date and grand total	None	

* - the indicator is calculated by the method adopted in budgeting: work output/staff on the pay-roll, including part time workers and persons working under contract

The data provided in the chart testify to considerable increase of proceeds for the report period, and correspondingly, of indicators related to proceeds. The factors affected the change of proceeds are presented in item 4.1.2.

4.1.2. Factors affected the change of proceeds amount from the issuer's sale of goods, products, works, services and profits (losses) of the issuer from the major activity

The issuer, providing communication services, gets the main part of profit due to the following sources:

- development of communication means;
- increase of exchange of outgoing long distance calls;

- expansion of range of provided communication services, including intensive development of new types of communication services;
- change of tariff policy.

For the report period the gain of main telephone sets was 171, 2 thousand numbers, for 6 months – 108, 2 thousand numbers.

For the same period the company provided services for 1 440 291 thousand long distance and international calls, for 6 months – 932, 9 thousand calls.

The resolution of Ministry of Antimonopoly Policy of 26.05.2003 changed the tariffs for communication services since July 1, 2003.

Due to the development of the company the proceeds from long distance communication services amounted to 95%, due to the tariffs change – 5%. Due to the development of the company the proceeds from local telephone communication services amounted to 89, 3%, and due to the tariffs change – 10, 7%.

4.2. The issuer's liquidity

Indicators	As of 01.10.03	As of 01.07.03
Own floating funds, rubles	140 101*	-514 562*
Ratio of financial dependency	0,52	0,46
Ratio of autonomy of own funds	0,66	0,68
Stocks security by own floating funds	0,29**	-
Index of constant assets	1,22	1,23
Current ratio of liquidity	0,97	0,80
Prompt ratio of liquidity	0,49	0,48

* This indicator is calculated as the difference between the company's current assets (including advances for uncompleted construction) and its current liabilities.

** This indicator is calculated as the relation of own circulating assets to stocks (less the expenses of future periods).

4.3. The size, structure and adequacy of the issuer's capital and floating funds

4.3.1. The size and the structure of the issuer's capital and floating funds

In accordance with the financial statement, the structure and the size of the capital as of October 1, 2003:

1. OJSC "VolgaTelecom" authorized capital amounts to 1 639 765 970 rubles.
2. OJSC "VolgaTelecom" reserve capital amounts to 81 988 248 rubles.
3. OJSC "VolgaTelecom" additional capital amounts to 4 129 564 714 rubles.
4. Undistributed profit of the last years amounts to 5 331 146 054 rubles.
5. Undistributed profit of the report year amounts to 1 545 818 719 rubles.

In accordance with the financial statement, the structure and the size of OJSC "VolgaTelecom" circulating assets as of October 1, 2003:

1. The stocks amount to 1 251 706 438 rubles.
2. VAT for acquired values amounts to 686 625 558 rubles.
3. Accounts receivable amounts to 1 726 652 507 rubles.
4. Short term financial investments amount to 9 297 443 rubles.
5. Monetary funds amount to 256 093 174 rubles.

The structure and the size of the capital and circulating assets for 9 months of 2003 did not undergo essential changes.

The sources of circulating assets financing – loans, bank credits.

It is not possible to analyze the capital structure vs. similar period of the previous year due to the reorganization occurred on December 1, 2002.

4.3.2. The adequacy of the issuer's capital and floating funds

The issuer's own capital size amounts to 12 728 283 thousand rubles, and the size of short term liabilities and current operating expenses – 11 386 111 thousand rubles. This testifies to the fact the Company's own capital is adequate for performing its short term liabilities and covering current operating expenses.

The Company's floating assets, in accordance with financial statement as of 01.10.2003, amount to 3 930 375 thousand rubles, and current operating expenses – 2 657 037 thousand rubles, basing on this it is possible to state that floating funds are sufficient for covering current operating expenses.

4.3.3. Monetary funds

The demand for monetary funds for quarter 4 of 2003 amounts to 6 298 321 thousand rubles. The sources of monetary funds are returns from communication services in the amount of 4 009 441 thousand rubles, from obtained credits 1 512 228 thousand rubles and from other returns.

4.3.4. The issuer's financial investments

The list of the issuer's financial investments which make up 10 and more percent of its all financial investments as of 30.09.2003.

The following data are indicated for investments into securities:
Securities type: ***ordinary registered shares;***

The issuer's full and abbreviated name, location:
Closed Joint Stock Company "Nizhny Novgorod cellular communication", CJSC "NCC"; Nizhny Novgorod, Gorky sq., Post House;

State registration numbers of issuing securities issues and the dates of state registration, registration bodies:
The following issues of the Company's shares are registered:
- ***№ 32-1-1535 of 16.06.1997 Finance Department of Nizhny Novgorod oblast Administration***

The number of securities in the issuer's possession:

100 000 numbers of ordinary registered shares, including 50 000 numbers of ordinary registered shares represent OJSC "VolgaTelecom" financial investment into CJSC "Nizhny Novgorod cellular communication" (contract of purchase and sale № 29-03 of 27.02.2003);

Total face value of securities of affiliated company CJSC "Nizhny Novgorod cellular communication" in the issuer's possession – ***21629, 4 thousand rubles;***

Total balance sheet value of securities of affiliated company CJSC "Nizhny Novgorod cellular communication" in the issuer's possession is ***650 398, 0 thousand rubles;***

The size of dividend under preferred shares or the method of its defining in case, when it is defined in the charter of joint stock company-issuer, the payment period:
The size of dividend - ***there are no preferred shares in the Company's authorized capital.***

The size of declared dividend under ordinary shares (if no data on the size of declared dividend under ordinary shares in the current year, then the size of dividend declared in the previous year is indicated), the payment period:

The size of declared dividend under ordinary shares and approved by annual meeting of shareholders occurred on 27.06.03 amounted to 230 rubles. In accordance with existing legislation the dividend payment period is established to December 31, 2003.

4.3.5. The issuer's intangible assets

№	Name of intangible assets group	Full cost, rubles	The size of charged amortization, rubles
1.	Exclusive rights for programs for PCs, data bases	106 313	68 973
TOTAL, rubles:		**106 313**	**68 973**

Information on intangible assets is provided in financial statement in accordance with Manual for Financial Statement 14/2000 № "Intangible assets accounting", Guidelines for intangible assets accounting in companies of "Sviayzinvest" group.

4.4. The data on policy and the issuer's expenses in the area of science-engineering development, and also in relation to licenses and patents, new developments and investigations

In accordance with the issuer's marketing strategy "VolgaTelecom" company trade mark was registered and "ROSPATENT" certificate № 231259 for the class of goods and services 38 (telecommunications) dated of December 15, 2002 was issued.

There are no issuer's expenses in the area of science-engineering development, in relation to licenses and patents, new developments and investigations.

4.5. Analysis of the development trends in the issuer's major activity area

Describing major trends of the company's development one should proceed from the objectives and mission of the company at the market. Affiliation to the sphere of services production defines the major objective of the company, which is to get additional profit via monitoring and reacting to the market requirements with further meeting the demand for services.

The understanding of this task predetermines the tendencies and trends of development of the company:

The first and major task of the company is to keep and to increase the market share of local telephone communication services, total share of income from this market segment currently makes up over 50% of the total company's income. Annual increase of share of incomes from this segment is clearly seen, this is to a considerable extent promoted by annual industry development as well as by flexible tariff policy.

Total gain of telephone numbers for the specified period made up, starting since 1998, 375 thousand numbers, including 174,7 thousand numbers in Nizhny Novgorod branch for 4 years. In addition, one more aspect of this industry development is replacement of analog switching equipment with digital one. The equipment replacement allows to improve the quality of provided services, to introduce additional accompanying services, thus improving servicing and creating

competitive advantages at the market. In 2001 the network digitalization made up 33%. In 2003 this indicator is equal to 48%.

The tendencies of long distance and international communication services development are connected with the development of alternative communication services, such as IP-telephony, Internet, etc.

This results in decrease of share of incomes from long distance and international communication services in the total share of proceeds. Simultaneously, the dynamics of incomes from long distance and international communication services is affected by the decrease of average profit rate per call minute, which is connected with redistribution of outgoing traffic of long distance communication between intrazonal and trunk traffic; and for international communication between the Baltic States, CIS countries and foreign countries. From 2000 to 2003 the rate of decrease of average profit rate for long distance communication is 7,4%; for international communication – 2,04%.

For the last three years the largest growth rate is with new communication services, such Internet, ISDN, IP-telephony, intelligent platform services, etc.

The tendencies of major activity development for 1998 – 2002 are detailed below.

1998

During the year all branches of communication had been actively developed in OJSC "Nizhegorodsviyazinform".

The capacity of local telephone communication achieved 782, 2 thousand numbers. The number of software-controlled ATXs achieved 36, 2% of the total installed capacity of ATXs. The introduction of time charging for local calls was continued.

Installed capacity of all software-controlled ATXs made up 556, 0 thousand numbers, out of them 537 thousand numbers or 68, 75 of the total capacity were in operation.

The second stage of SDH network on synchronous systems of transmission with the application of SMS-2500/SMS-600 multiplexers was commissioned.

In 1998 OJSC "Nizhegorodsviyazinform" started the reconstruction of long distance intrazonal telephone network (replacement of analog transmission systems with digital ones). The first stage of fiber-optic cable network was constructed in the oblast, 3780 digital communication channels were organized, additionally were installed long distance pay phones with electronic plastic card for payment. "Service telephone card" system ("STC") was commissioned; this system allows to provide services of telephone communication automatically and via an operator by using prior paid telephone card from any phone (residential, institutional, hospital, institute, and hotel).

New services were commissioned: 'video telephone" in Nizhny Novgorod and Dzerzhinsk, and "video conference" in Nizhny Novgorod.

Documentary communication is carried out via communications switching center – T2- RNI with the capacity of 820 channels and via channel switching exchange AT- DT- Nikola –Tesla (Yugoslavia) with the capacity of 2000 channels for 1000 numbers. Output to the world networks, Russian Federation, CIS in accordance with protocols IP, X.25, FRAME RELAY (Internet, INFOTEL, SPRINT, Rospak).

The intensive activity to develop communication means allowed the issuer to achieve high financial-economic results.

1999

The company's activity was directed to the solution of traditional tasks for basic communication services development and for the solution of priority tasks: further network digitalization; development and introduction of new technologies and products (Internet, ISDN).

During the year 11 new ATXs and 5 remote substations of total capacity of 52 thousand numbers were commissioned, this allowed to bring the total installed capacity to 808, 1 thousand numbers. By the end of 1999 the installed capacity of digital ATXs made up 241, 2 thousand numbers or 30% of the total network capacity. Total volume of subscriber lines, switched from old

facilities to the new ones, made up about 18 thousand numbers. Total volume of digital streams in SDH transport network was increased by 357 units and amounted to 798 2 Mbps streams. At rural networks digital transmission systems "IKM-30", "IKM-15" and "Radan" microwave radios were installed and commissioned, this allowed to bring the level of digital channels to 68% of the total number in operation.

Due to connection of secondary and primary groups at intraoblast communication lines and downloading of digital SDH network of Nizhny Novgorod oblast and also due to the commissioning of digital microwave radios, the extension of digital telephone channels increased by 79,4 thousand channels/km. The gain of outgoing automatic channels of automatic long distance communication made up 460 channels. The results of local and long distance telephone network development allowed to increase the traffic by 21%.

Implementation of new services is one of the most important tasks of OJSC "Nizhegorodsviyazinform". The company provided the following services to the population:

- Additional types of servicing;
- All kinds of access to Internet;
- ISDN, video telephone, video conferencing;
- Service Telephone Card (STC).

In 1999 "Internet for All" service was introduced. About 1500 Internet subscribers were registered by the end of the year.

2000

In order to hold the positions at the market and to increase the competitiveness of its services, the Company intensively developed its network and in particular: it modernized the existing network and continued the construction of the new one with the use of advanced technologies, which served as the foundation for mastering new services and occupation of market segments. To achieve this digital ATXs were commissioned, the company builds digital transmission systems by using hi-tech equipment, introduces digital subscriber radio access equipment, ATX equipment.

In 2000 alternative operators of communication became more active, especially at the market of data transfer services, Internet. In the nearest future it is possible to expect the emergence of new competitors at this market, and in the first place from natural monopolists, having or constructing transport network (RAO "Unified Energy Systems of Russia", RAO "Gazprom", Russia's Ministry of Railroads).

Target strategy of OJSC "Nizhegorodsviyazinform" for the period to 2004 is to increase competitiveness and to develop the production on the basis of already available infrastructure.

One of the main conditions of increasing services competitiveness is application of new technologies (ISDN, Internet, telephone "+", voice mail, IP-telephony). It should be noted, that Internet is one of high profitable services, for two years of intensive development the company's share at Internet market in Nizhny Novgorod reached 30% and in Nizhny Novgorod oblast – about 90%. In 2000 the project "Internet to schools, hospitals, museums of Sovetskyi district of Nizhny Novgorod" was completed (18 schools, 3 hospitals, central library system – in total 45 organizations). This allowed to increase the number of Internet users to almost 5000. As of 01.01.2001 the number of Internet subscribers was 4 951 (1400 – as of 01.01.2000). Service-Center was established in Nizhny Novgorod.

In 2000 the company continued downloading DECT "DRA-1900" radio access system equipment. As of 1.01.2001 in the oblast there are 960 telephones with radio access.

Nizhny Novgorod city's ATX expanded its SDH transport network by commissioning a new transport node St-20 in linear mode of STM-4 level. Installed capacity of SDH transport network increased by 60 E1 vs. 1999 and as of 01.01.2001 made up 850 streams of E1.

As of 01.01.2001 the installed capacity of city's software-controlled ATXs made up 619231 numbers or 83, 9% of total installed capacity.

By the end of 2000 city's ATXs in Nizhny Novgorod and in 10 towns of the oblast with the total capacity of 523496 numbers were in operation.

In 8 towns of the oblast city's ATXs were in trial operation. Total capacity of ATXs in these towns made up 43456 numbers.

Time charging system of the specified ATXs is in operation since 01.01.2001.

As of 01.01.2001 the installed capacity of rural, software-controlled ATXs made up 2048 numbers or 2, 3% of total capacity of rural ATXs.

During the year the ATXs of total capacity of 40,8 thousand numbers were put into operation, including in Nizhny Novgorod – 20 thousand numbers, 41 thousand telephone sets were installed, including 35,5 thousand in apartments of citizens. All this allowed to bring the number of telephones per 100 residents in the oblast by the end of the year to 21, 9.

In 2000 the company actively continued to install universal payphones of TMC-БМ-01 type of "Kvarts" make. During the year 116 universal payphones were additionally installed at city's and rural telephone networks.

2001

The Company's policy in relation to traditional communication services is oriented to holding the positions at the market with simultaneous increase of degree of satisfaction of solvent demand.

In order to the greatest satisfaction of solvent demand the Company continued intensive activity for the network development, enhancement of communication means and technological processes, improvement of quality and increase of provided services volumes.
Special attention was paid to the application of new technologies (ISDN, Internet, Telephone Plus, voice mail, IP-telephony). During the two years of intensive development, due to flexible tariff policy and ongoing perfection of its technological base, the Company became the leader.

Current modernization and the development of telephone communication network are aimed at creation of modern, hi-tech, multi-service telecommunication network. When designing a digital network the basis is the strategy of deploying digital ATXs in such a way so that there is a capability of access to digital network services in all districts of the city, and in the first place in the centers of business activity. Thus, the most active part of Nizhny Novgorod business already has the capability of using modern communication services in its activity.

OJSC "Nizhegorodsviyazinform" is consistently realizing market strategy of integrated growth, leading to achieving the Company's strategic goal – to be the leader (managing interregional company), and namely – creation and realization of scope of competitive services, getting maximum possible profit and increasing investments efficiency.

Major essential events of the year contributing to improvement of the activity results:

- ATXs of total capacity of 40,0 thousand numbers, including 20 thousand numbers in Nizhny Novgorod were put into operation;
- 44, 3 thousand telephones were installed, including 19, 6 thousand in Nizhny Novgorod, out of them 15, 8 thousand telephones were installed in apartments. This allowed to bring the number of telephones per 100 residents, which as of 01.01.2002 in the oblast was 22,7, and in Nizhny Novgorod – 32,5;
- The project "Internet to schools, hospitals, museums" for Leninskyi district of Nizhny Novgorod was completed (21 school, 1 hospital, 1 library);
- The development of service centers network in the oblast is continued, in 2001 5 centers were established in Nizhny Novgorod oblast;
- Additional services were provided to 73800 subscribers;
- ISDN services were provided to 467 subscribers;

- 82,4 % of rural ATXs are equipped with automatic number identifier function, that allowed to organize automatic long distance telephone communication for rural subscribers;
- For 163 subscribers the telephones were installed by using DRA radio equipment;
- 52 universal payphones were installed;
- The first stage of SDH transport network was put into operation at Nizhny Novgorod city's ATX in 1997. Currently, in Nizhny Novgorod SDH network has three transport rings of total extension of 144 km (totally 213 km of fiber-optic cable were installed).

The Company pays special attention to the development of services to access the Internet. The Company designed and carries out the set of activities to expand the base of Internet users. In 2001 OJSC "Nizhegorodsviyazinform" took the leading positions in providing switched access to Internet. The users are provided the entire range of services of data transfer network, starting from switched access to organization of gateways, allocated channels and creation of corporate network for customer data transfer. ISDN, xDSL digital access technologies are applied.

Exclusive service "Internet for All" provides the access to Internet over long distance communication channels. In Nizhny Novgorod oblast this service provides 80% of all Internet users.

The Company continued realization of the project of creating Internet-clubs, providing session access to the network. 6 Internet-clubs are operating, 3 of them are in Nizhny Novgorod.

In 2000 the company won the tender for realization of the program "Internet to schools, hospitals, museums". In 2001 21 school, 1 hospital and 1 library were connected to Internet via an allocated channel.

The first stage of construction of corporate multi-service network of data transfer is completed; the network includes 21 nodes in Nizhny Novgorod and 18 nodes in Nizhny Novgorod oblast. The network is built with fiber-optic cable. 19 nodes of access to data transfer network in Nizhny Novgorod and 9 nodes of access in Nizhny Novgorod oblast were put into operation and modernized.

The company continued the activity for connecting the subscribers to digital network with integration of ISDN services. By the end of 2001 the number of operated ports amounted to 467. Within the terms of providing ISDN services the company realized the tasks of combining remote segments of corporate network of data transfer and organization of video conferences for subscribers of Nizhny Novgorod and Dzerzhinsk. The program of telemedicine development on the basis of ISDN equipment was continued. There was a number of consultations (video conferences) with participation of medical personnel from Nizhny Novgorod and leading medical institutes and hospitals from Moscow.

The realization of the project for creating the network of Service Centers was continued. The main idea of the project is to provide complex services to customers as regards the organization of the network on the basis of advanced technologies: from installation of a telephone to the development and realization of corporate network as per the customer's requirements. By the end of the year 5 Service Centers were in operation in Nizhny Novgorod and in Nizhny Novgorod oblast.

2002

Under the conditions of the company's incorporation the paramount issue is to work out unified technical policy, which will serve for the solution of the major company's task – modernization of the network and meeting the demand for OJSC "VolgaTelecom" services.

The policy as regards traditional communication services is oriented for holding the positions at the market with simultaneous increase of the degree of meeting solvent demand. For this the company continues intensive activity in the network development, improvement of communication means and technological processes on the basis of modern equipment, increase of quality and volume of offered services.

By the end of the year the number of city's ATXs was 928 with installed capacity of 3 532 619 numbers. During the year the ATXs' capacity increased by 367 thousand numbers.

By the end of 2002 time charging system of calls cost was in operation Nizhny Novgorod, Orenburg, Penza oblasts and in the Republic of Mordoviya.

The activity in installation and putting into operation of ANI function at rural telephone networks was continued. Rural ATXs capacity with ANI function made up 643 103 numbers.

With the development of new modern kinds of communication, the demand for telegraph services is gradually going down.

Wire broadcasting is a toss-making sector, so OJSC "VolgaTelecom" carries out the actions for changing-over rural wire broadcasting into on-air broadcasting, which allows to reduce total costs of wire broadcasting and increase the profitability of city's broadcasting centers. The program of wire broadcasting change-over into the on-air broadcasting is developed for each branch of the company.

OJSC "VolgaTelecom" network of on-air broadcasting includes 73 low power radio broadcasting transmitters of less than 1 KW power and 19 powerful transmitters of 1 KW power and above.

In a number of branches of OJSC "VolgaTelecom" there are in operation TV transmitters for receive and translation of TV programs. At the same time the company is actively developing the existing networks of cable TV in Orenburg and Samara branches, in the branches of Chuvash Republic and the Republic of Maryi Al, and is constructing new systems of cable TV. It is planned to construct new cable TV systems, in Nizhny Novgorod including. The first stage of the construction will be realized in 2003 and is designed for connecting 75 000 subscribers.

The development of new communication services is of great importance for OJSC "VolgaTelecom".

One of the main tasks is to strengthen positions at the market of hi-tech kinds of communication. All branches of OJSC "VolgaTelecom" provide services of Internet access both by dial-up technology and over allocated lines.

By the end of 2002 in Povolzhskyi region the number of users with switched access to Internet was about 204 thousand, 107 thousand of them use the services of OJSC "VolgaTelecom". Thus, the company's share at the market of switched access to Internet is 52%.

The number of customers for access services over the allocated line is about 1600, which as per OJSC "VolgaTelecom" estimation makes up from 45 to 50%.

The service of wideband digital access is being actively implemented. By the end of 2002 in OJSC "VolgaTelecom" the number of connection points with xDSL technology was 583, 48% out of them were in Nizhny Novgorod branch.

IP-telephony is a perspective service. The development of IP-telephony service is planned to be carried out in 2 directions:

- The first one is installation of IP-telephony nodes for long distance and international communication. The service is provided by application of pre-paid cards;
- The second direction of IP-telephony development is a "package" service; provision of access to PSTN via data transfer network. Here the last "mile" is xDSL wideband access. This is the first stage of change-over to NGN with packet switching.

The other large project is the construction of Intelligent network based on a single platform. In 2002 the contract was signed with "Huawei Technologies" company for Tellin® Intelligent platform. On the basis of this platform 5 intelligent services will be provided: 4 services from **CS1** set (free of charge call - **FPH**, voting over telephone - **VOT**, call with additional payment - **PRM**, call by pre-paid card - **PCC**), and one service (universal access number - **UAN**) – for testing and further certification. The first stage of realizing Intelligent network in Nizhny Novgorod branch is planned for 2003. The Intelligent network is the most efficient method of additional services introduction. The construction of Intelligent network will serve to development of small and medium business, to the development of informational services and will allow to attract about 70 thousand users in Nizhny Novgorod oblast only. The number of intelligent services users in the

entire interregional company is estimated to be 200 000. The construction of Intelligent network in OJSC "VolgaTelecom" Nizhny Novgorod branch is the initial stage of the pilot project of constructing Federal Intelligent network; the project is organized by OJSC "Sviayzinvest" with the support of the Ministry for communication. During the trial operation, which will last for three months, it is planned to test the interface over INAP-R protocol with Intelligent platforms of Siemens and Alcatel in Moscow and Perm.

Intelligent network construction in OJSC "VolgaTelecom" branches is planned for 2004. To organize SSP nodes it is considered to additionally equip the existing nodes of SN services with the platforms of computer telephony "Svetets" and "Protei" already being operated in the branches.

The priorities in the area of regional development:

The following regions are of most priority in 2003 – Nizhny Novgorod, Samara and Saratov oblasts.

The next are – Orenburg and Ulyanovsk oblasts, the Republic of Udmurtiya.

Less priority regions – the Republic of Mordoviya, the Republic of Maryi-Al, the Republic of Chuvashiya, Penza and Kirov oblasts.

Major indicators of OJSC "Nizhegorodsviyazinform" efficiency

№ №	Indicator description	Measure unit	1998	1999	2000	2001
1	2	3	4	5	6	7
1.	Income per line	rubles	1148	1438	1804	2173
2.	Profit per line	rubles	49	314	564	646
3.	Income per an employee	rubles	3267	23173	44646	55769
4.	Number of lines per an employee	units	66,4	73,9	79,2	86,3
5.	Prime cost of production unit	rubles/100 rubles of proceeds.	72,57	66,10	67,96	65,54
6.	Share of remuneration of labor fund in the proceeds	%	23,3	18,5	20,2	20,3

Major indicators of OJSC "VolgaTelecom" efficiency

	Indicator description	Measure unit	2001	2002	Growth to 2001 in %
1.	Proceeds per line	rubles	2354	2906	123,5
2.	Profit per line from major activity	rubles	516	840	162,9
3.	Proceeds per a staff employee	Thousand rubles	154,6	214,4	138,7
4.	Income from major activity per a staff employee	Thousand rubles	33,9	62,0	183,0

5.	Number of lines per a staff employee	Lines	65,7	73,6	112,3
6	Density of telephone sets per 100 residents (total)	telephones	18,64	19,70	105,6

V. Detailed data on persons making up the structure of the issuer's management bodies, the issuer's bodies controlling its financial-economic activity, and brief data on the issuer's employees (workers)

5.1. Data on the structure and scope of competence of the issuer's management bodies

Shareholders general meeting,

The Board of directors (joint management body)

General director (the issuer's sole executive body)

Management board (the issuer's joint executive body)

The issuer's shareholders general meeting competence as per its Charter:

Shareholders general meeting is the Company's highest management body.

The following issues are within the competence of shareholders general meeting (items 12.2 – 12.3 of the Charter):

1) introduction of changes and addenda to the Charter or approval of the Company's Charter in a new wording (except for the cases, stipulated by Federal law "On joint stock companies"), the resolutions on which are adopted by at least three quarters of shareholder votes - the Company's voting shares holders participating in the meeting;

2) the Company's reorganization, the resolution on which is adopted by at least three quarters of shareholder votes - the Company's voting shares holders participating in the meeting;

3) the Company's liquidation, appointment of liquidation committee and approval of intermediate and final liquidation balance sheets, the resolutions on which are adopted by at least three quarters of shareholder votes - the Company's voting shares holders participating in the meeting;

4) election of the Board of directors, carried out by cumulative voting;

5) the prescheduled termination of authorities of the members of the Board of directors, the resolution on which is adopted by the majority of shareholders votes – the voting shares holders participating in the meeting;

6) determination of the quantity, face value, category (type) of the Company's declared shares and the rights granted by these shares, the resolutions on which are adopted by at least three quarters of shareholder votes - the Company's voting shares holders participating in the meeting;

7) increase of the Company's authorized capital by the increase of the shares face value, the resolution on which is adopted by the majority of shareholders votes - the Company's voting shares holders participating in the meeting;

8) increase of the Company's authorized capital by placement of additional shares by public subscription in case, if the quantity of additionally placed shares makes up more than 25% of ordinary shares placed earlier by the Company, the resolution on which is adopted by at least three quarters of shareholder votes - the Company's voting shares holders participating in the meeting;

9) increase of the Company's authorized capital by placement of additional shares by private offering, the resolution on which is adopted by at least three quarters of shareholder votes - the Company's voting shares holders participating in the meeting;

10) decrease of the Company's authorized capital by the decrease of the shares face value, by the Company's acquisition of a part of shares in order to reduce their total number, and also by paying off the shares acquired or redeemed by the Company, the resolution on which is adopted by the majority of shareholders votes - the Company's voting shares holders participating in the meeting;

11) election of the Company's auditing committee members and prescheduled termination of their authorities, the resolutions on which are adopted by the majority of shareholders votes - the Company's voting shares holders participating in the meeting;

12) approval of the Company's auditor, the resolution on which is adopted by the majority of shareholders votes - the Company's voting shares holders participating in the meeting;

13) approval of annual reports, the Company's annual balance, including the Company's reports on profits and losses (profits and losses accounts), and also profit distribution, including payment (declaration) of dividends and losses of the Company by the results of the fiscal year; the resolutions on which are adopted by the majority of shareholders votes - the Company's voting shares holders participating in the meeting;

14) definition of the procedure of conducting the Company's shareholders General meeting, the resolution on which is adopted by the majority of shareholders votes - the Company's voting shares holders participating in the meeting;

15) splitting and consolidation of shares, the resolutions on which are adopted by the majority of shareholders votes - the Company's voting shares holders participating in the meeting;

16) adoption of resolution on approval of transactions in which there is an interested party, the resolution on which is adopted in cases and as per the procedure stipulated by chapter XI of Federal law "On joint stock companies";

17) adoption of resolution on approval of large transactions related to acquisition, alienation or possibility of alienation by the Company directly or indirectly of property the cost of which is over 50% of the Company's assets book cost determined by the data of its balance reporting on the last report date, except for the transactions made in the course of routine economic activity of the Company, the transactions related to the placement of the Company's ordinary shares by subscription (realization), and also transactions related to the placement of issuing securities converted into the Company's ordinary shares, the resolution on which is adopted by the majority of three quarters of shareholders votes - the Company's voting shares holders participating in the meeting;

18) adoption of resolution on participating in holding companies, financial-industrial groups, associations and other unions of commercial organizations, the resolution is approved by the majority of shareholders votes - the Company's voting shares holders participating in the meeting;

19) approval of internal documents regulating the Company's bodies activity, the resolution on which is adopted by the majority of shareholders votes - the Company's voting shares holders participating in the meeting;

20) the Company's placement of bonds converted into shares and of other issuing securities converted into shares, if the specified bonds (other issuing securities) are placed by private offering or by public subscription, when with public subscription converted bonds (other issuing securities) may be converted into the Company's ordinary shares making up over 25% of earlier placed shares, the resolution on which is adopted by at least three quarters of shareholders votes - the Company's voting shares holders participating in the meeting;

21) adoption of resolution on reimbursement at the Company's expense of the costs for preparation and conducting of extraordinary general meeting of the Company's shareholders in case, when contrary to the requirements of current legislation of Russian Federation the Board of directors has not adopted the resolution on convocation of an extraordinary meeting and this meeting was convened by other persons. The resolution is adopted by the majority of shareholders votes - the Company's voting shares holders participating in the meeting;

22) release of a person, who independently or jointly with his affiliated persons acquired 30 and more percent of placed ordinary shares of the Company, from responsibility to acquire shares from other shareholders of the Company, the resolution on which is adopted by the majority of shareholders votes - voting shares holders participating in the meeting, excluding the votes of shares belonging to the specified person and his affiliated persons;

23) adoption of resolution on transfer of authorities of sole executive body of the Company to managing organization or to a manager, the resolution on which is adopted by the majority of shareholders votes - the Company's voting shares holders participating in the meeting;

24) the solution of other issues stipulated by Federal law "On joint stock companies" and by the Charter.

Competence of the Board of directors of the issuer in accordance with its Charter:

The Board of directors – the Company's joint management body, carrying out general management of the Company's activity.

The Company's Board of directors, consisting of 11 persons, is annually elected by annual general meeting of shareholders by cumulative voting.

The following issues are related to the competence of the Company's Board of directors (item 13.4 of the Charter):

1) definition of priority trends of the Company's activity, including the approval of annual budget, the budgets for medium-term and long-term perspective, strategies and programs of the Company's development, introduction of changes into the specified documents, consideration of the results of their fulfillment;

2) preliminary approval of operations falling out the scope established by the Company's annual budget;

3) convocation of annual and extraordinary general meetings of shareholders, excluding the cases stipulated by item 8 of clause 55 of Federal law "On joint stock companies";

4) approval of the agenda of the general meeting of shareholders;

5) determination of the date of making up the list of persons having the right to participate in general meeting of shareholders, and other issues within the competence of the Company's Board of directors in accordance with the provisions of chapter VII of Federal law "On joint stock companies" and related to the preparation and conducting of general meeting of shareholders;

6) preliminary approval of the Company's annual report;

7) increase of the Company's authorized capital by the Company's placement of additional shares within the limits of declared shares amount, defined by the Charter, excluding the cases stipulated by sub-items 8,9 of item 12.2 of this Charter;

8) the Company's placement of bonds and other issuing securities in case, when under the conditions of placement of the specified bonds and other issuing securities they are not

convertible into the Company's shares;

9) the Company's placement of bonds, convertible into shares, and of other issuing securities, convertible into shares, if the specified bonds (other issuing securities) are placed by public subscription and the convertible bonds (other issuing securities) may be converted into the Company's ordinary shares, making up 25 or less percent of earlier placed ordinary shares;

10) determination of price (pecuniary valuation) of property, the price of placement and redemption of issuing securities in cases stipulated by Federal law "On joint stock companies";

11) approval of resolutions on issue of securities, prospects of securities issuing, reports on the results of the Company's securities issuing, quarterly reports of the issuer of issuing securities, reports on the results of the Company's shares acquisition in order to pay them off;

12) the acquisition of shares, bonds and other securities placed by the Company;

13) approval of the Company's registrar and the terms and conditions of the contract with him, and also taking the decision on cancellation of the contract with him;

14) recommendations on the size of dividend under shares, on the form and the date of its payment, approval of internal document on dividends under the Company's shares;

15) the use of reserve fund and other funds of the Company;

16) control over the procedures of internal control;

17) recommendations on the size of remunerations and compensations paid to the members of the Company's auditing committee, approval of terms and conditions of contract concluded with the auditor, including the determination of the amount of payment for his services;

18) approval of Provisions on the Company's structural subdivision, carrying out the functions of internal control, coordination of candidates for the position of its head, and also consideration of other issues the resolutions on which should be adopted by the Board of directors in accordance with the Provisions on the specified subdivision;

19) approval of transactions related to acquisition, alienation or possibility of alienation by the Company directly or indirectly of the property the cost of which is from 0, 5 to 25% of the Company's assets book cost defined by the data of its balance on the last report date;

20) approval of transactions related to acquisition, alienation or possibility of alienation by the Company directly or indirectly of the property the cost of which is from 25 to 50% of the Company's assets book cost defined by the data of its balance on the last report date, excluding the transactions made in the course of routine economic activity of the Company, the transactions related to the placement by subscription (realization) of the Company's ordinary shares and transactions related to the placement of issuing securities convertible into the Company's ordinary shares;

21) approval of transactions in which there is an interested party in cases stipulated by chapter XI of Federal law "On joint stock companies";

22) coordination of the Company's organizational structure, including basic functions of structural subdivisions;

23) creation of branches, opening of representation offices, their liquidation, approval of Provisions on them;

24) preliminary coordination of candidates for the position of heads of branches and representation offices, and dismissal of the heads of the specified structural subdivisions from their posts;

25) approval of annual budgets, strategies and programs of branches development, introduction of changes into the specified documents, consideration of the results of their fulfillment;

26) appointment of sole executive body (General director), defining the term of his authority, and also prescheduled termination of his authority;

27) election (re-election) of the Chairman of the Board of directors of the Company, his deputy;

28) formation of joint executive body (Management board), defining the term of its authority, and

also prescheduled termination of the authority of the Management board members;

29) coordination of occupation by the person, carrying out the functions of sole executive body of the Company, by members of the Company's Management board, of the posts in management bodies of other organizations;

30) permission to the person, carrying out the functions of sole executive body, to work in two paid jobs in other organizations;

31) creation of permanent or provisional (for the solution of particular issues) committees of the Board of directors, approval the Provisions on them;

32) appointment and dismissal of Corporate secretary of the Company, approval of the Provisions on the office of the Company's Corporate secretary;

33) approval of terms and conditions of contracts (additional agreements), concluded with the General director, members of the Management board, the heads of branches and representation offices, the head of the Company's structural subdivision carrying out the functions of internal control, with the Company's Corporate secretary, and also consideration of issues the decisions of which should be adopted by the board of directors in accordance with the specified contracts;

34) taking the decisions on participation (joining as a participant, termination of participation, change of participation share) of the Company in other organizations by way of purchase, sales of shares equity stake of other organizations, and also by way of making additional contributions into authorized capitals of these organizations;

35) taking the decisions on The Company's participation in non-commercial organizations, excluding the cases stipulated by sub-item 18 of item 12.2 of the Charter, by way of joining as a participant, termination of participation, making additional contributions related to the Company's participation in non-commercial organizations;

36) taking the decisions on the issues of the agenda of general meetings of affiliated companies (highest management bodies of other organizations), where the Company is a sole participant;

37) defining the procedure of interaction of the Company with organizations in which the Company participates;

38) approval of an internal document on the issues of disclosing the information about the Company;

39) approval of other, in addition to those stipulated by item 13.4 of the Charter, internal documents of the Company, regulating the issues within the competence of the Company's Board of directors, excluding internal documents the approval of which as per the Company's Charter is within the competence of the shareholders general meeting and the Company's executive bodies;

40) other issues stipulated by Federal law "On joint stock companies" and the Charter.

The issues related to the competence of the Company's Board of directors cannot be transferred for the solution to joint or sole executive body of the Company.

The competence of sole and joint executive bodies of the issuer in accordance with its Charter:

General director – sole executive body carrying out the management of the Company's current activity. General director is appointed by the Company's board of directors.

General director takes decisions on the issues not related by the Charter to the competence of the shareholders general meeting, of the Board of directors and the Company's Management board.

General director carries out the functions of the Chairman of the Company's Management board.

General director acts on behalf of the Company without the power of attorney, he represents the Company's interests, makes transactions on behalf of the Company, approves the staff, issues orders, directions and gives instructions obligatory for execution by all employees of the Company.

The rights, duties, the size of labor remuneration and the responsibility of General director are defined by the contract concluded by him and the Company. The contract on behalf of the Company is signed by the Chairman of the Company's Board of directors.

The Company's Board of directors has the right at any time to take the decision on prescheduled termination of authority of the Company's General director and cancellation of the contract with him.

Management board is a joint executive body, organizing the execution of resolutions of shareholders general meeting and the decisions of the Company's Board of directors.

Quantitative and personal structure of the Management board is defined by the resolution of the Company's Board of directors by the proposal of General director, members of the Company's Board of directors.

The following issues of the management of the Company's current activity are related to the competence of the Management board (item 14.4):

1) development of proposals on basic trends of the Company's activity, including the drafts of annual budget, budgets for medium-term and long-term perspective, strategies and programs of the Company's development, proposals on introducing changes to the specified documents;

2) approval of internal control procedures;

3) defining staff and social policy of the Company;

4) approval of the internal document regulating general provisions of labor motivation, and also consideration and taking the decisions on concluding collective contracts and agreements;

5) preparation of materials and drafts of resolutions on the issues subject to consideration at the shareholders general meeting, Board of directors and presentation of the materials to the committees of the Board of directors;

6) organizational-technical provision of the Company's bodies activity;

7) defining technical, finance-economic and tariff policy of the Company and the branches;

8) defining accounting policy, control over streamlining of the methods of book accounting records and management accounting, and also over the introduction of accounting as per international accounting standards of the Company and the branches;

9) defining the methods of planning, budgeting and controlling the Company and the branches;

10) defining the policy of ensuring the security of the Company and the branches;

11) defining the procedure of vesting the property to the branches and alienation of the branches' property;

12) defining quantitative structure and appointment of members of joint executive bodies of the branches, and also prescheduled termination of their authority, approval of Provisions on a joint executive body of a branch;

13) preliminary coordination of candidates for the posts of deputy heads, chief accountants of the branches and representation offices and dismissal of the specified persons from their posts;

14) approval of terms and conditions of contracts (additional agreements) concluded with the members of joint executive bodies of the branches, with the deputy heads, chief accountants of the branches and representation offices, and also consideration of issues the decisions on which should be adopted by the Management board in accordance with the specified contracts;

15) approval of quarterly budgets of the branches, introduction of changes into the specified documents;

16) analysis of the results of the work of the Company's structural subdivisions, including the separate ones, and the development of obligatory for execution instructions for their work streamlining;

17) approval of internal documents regulating the issues of the competence of the Company's

Management board, excluding the documents approved by shareholders general meeting and the Company's Board of directors.

The Company's Management board has also the right to take decisions on other issues of the management of the Company's current activity under the order of the Board of directors or under the proposal of the Company's General director.

The procedure of convocation and holding the sessions of the Management board, and also the procedure of adopting the resolutions of the Management board, the size and the procedure of remuneration payment to the members of the Management board are defined by the provisions on the Company's Management board approved by the Company's shareholders general meeting.

The rights, duties and responsibility of the members of the Management board are defined by the contract concluded with each of them with the Company. The contract on behalf of the Company is signed by the Company's General director.

5.2. Information about the persons making up the structure of the issuer's management bodies

Members of the Board of directors (Supervisory council) of the issuer.

The Board of directors
Chairman: ***Yurchenko Evgenyi Valerievich***

Members of the Board of directors:
Grigorieva Alla Borisovna
Year of birth: ***1967***
Education: ***postsecondary education***

Posts held during the last 5 years:
Period: ***1997 - 1998***
Organization: ***OJSC "Sviyazinform" of Penza oblast***
Post: ***member of the Board of directors***

Period: ***1997 - 1998***
Organization: ***OJSC "Amursvyaz"***
Post: ***member of the Board of directors***

Period: ***1998 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Board of directors***

Period: ***1998 - 2000***
Organization: ***OJSC "Ivtelecom"***
Post: ***member of the Board of directors***

Period: ***1998 - 2002***
Organization: ***OJSC "Sakhalinsvyaz"***
Post: ***member of the Board of directors***

Period: *1998 - 1999*
Organization: ***OJSC "Elektrosvyaz" of Kaluga oblast***
Post: ***member of the Board of directors***

Period: *1999 - 2002*
Organization: ***OJSC "Elektrosvyaz" of Kaluga oblast***
Post: ***Chairman of the Board of directors***

Period: *1998 - 2002*
Organization: ***OJSC "UdmurtTelecom"***
Post: ***Chairman of the Board of directors***

Period: *1998 - 1999*
Organization: ***OJSC "Sviayzinvest"***
Post: ***deputy to the head of the department of block of shares management***

Period: *1999 – present time*
Organization: ***OJSC "Sviayzinvest"***
Post: ***deputy to the director – chief of the sector of representatives of Corporate Management Department***

Period: *1999 - 2000*
Organization: ***OJSC "Karachayevo -CherkesskElektrosvyaz"***
Post: ***member of the Board of directors***

Period: *1999 – present time*
Organization: ***OJSC "Uralsvyazinform" of Perm oblast***
Post: ***member of the Board of directors***

Period: *1999 - 2000*
Organization: ***OJSC "Sviyazinform" of Penza oblast***
Post: ***member of the Board of directors***

Period: *2000 - 2002*
Organization: ***OJSC "Elektrosvyaz" of Rostov oblast***
Post: ***member of the Board of directors***

Period: *2001 - 2002*
Organization: ***OJSC "Sviyazinform" of Penza oblast***
Post: ***member of the Board of directors***

Period: *2001 - 2002*
Organization: ***OJSC "Elektrosvyaz" of the Republic of Adygeas***
Post: ***member of the Board of directors***

Period: ***2001 - 2002***
Organization: ***OJSC "Elektrosvyaz" of Ulyanovsk oblast***
Post: ***member of the Board of directors***

Equity stake in authorized capital of the issuer: ***0.00061%***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/controlled companies of the issuer: ***none***
Stake of ordinary shares in affiliated/controlled companies of the issuer: ***none***

Lyulin Vladimir Fedorovich
Year of birth: ***1938***
Education: ***postsecondary education***

Posts held during the last 5 years:
Period: ***1998 - 2003***
Organization: ***CJSC "Nizhegorodteleservis"***
Post: ***member of the Board of directors***

Period: ***1998 – present time***
Organization: ***CJSC "Nizhegorodpromstroybank"***
Post: ***member of the Board of directors***

Period: ***1998 - present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Board of directors***

Period: ***1998 - 2001***
Organization: ***CJSC "TeleRoss – Nizhny Novgorod"***
Post: ***member of the Board of directors***

Period: ***1998 - 2001***
Organization: ***All-Russia CJSC "Nizhegorodskaya Yarmarka"***
Post: ***member of the Board of directors***

Period: ***1998 – present time***
Organization: ***Non-state pension Fund "Doverie"***
Post: ***Chairman of the Fund's council***

Period: ***1998 - 2003***
Organization: ***CJSC "Nizhny Novgorod cellular communication"***
Post: ***member of the Board of directors***

Period: ***1998 - 2003***
Organization: ***CJSC "Transsvyaz"***
Post: ***member of the Board of directors***

Period: *1998 - 2002*
Organization: *CJSC "Ericsson sviyaz"*
Post: *member of the Board of directors*

Period: *1998 – present time*
Organization: *CJSC "Sotel – Nizhny Novgorod"*
Post: *member of the Board of directors*

Period: *1998 - 2003*
Organization: *CJSC Commercial bank "ONEKSIM - VOLGA"*
Post: *member of the Bank's council*

Period: *1998 – present time*
Organization: *OJSC "VolgaTelecom"*
Post: *General director*

Period: *1998 - present time*
Organization: *OJSC "VolgaTelecom"*
Post: *member of the Management board*

Period: *1999 - present time*
Organization: *CJSC "Nizhegorodskyi radiotelephone"*
Post: *member of the Board of directors*

Period: *2001 - 2002*
Organization: *OJSC "Ulyanovskelektrosvyaz"*
Post: *member of the Board of directors*

Period: *2001 - 2002*
Organization: *OJSC "Saratovelektrosvyaz"*
Post: *member of the Board of directors*

Period: *2001 – present time*
Organization: *The union of manufacturers and consumers of communication equipment*
Post: *member of the Board of directors*

Period: *2001 – present time*
Organization: *Non-commercial partnership "The center of investigation of telecommunication development problems"*
Post: *member of the partnership council*

Period: *2001 - 2002*
Organization: *OJSC "Sviyazinform" of Samara oblast*
Post: *member of the Board of directors*

Period: ***2002 - 2002***
Organization: ***OJSC "Martelcom"***
Post: ***member of the Board of directors***

Period: ***2002 - 2002***
Organization: ***OJSC "Elektrosviyaz" of Orenburg oblast***
Post: ***member of the Board of directors***

Period: ***2002 – present time***
Organization: ***OJSC "National payphone network"***
Post: ***member of the Board of directors***

Period: ***2003 - present time***
Organization: ***CJSC "Nizhny Novgorod cellular communication"***
Post: ***Chairman of the Board of directors***

Equity stake in the authorized capital of the issuer: ***0.18588%***
Stake of the issuer's ordinary shares: ***0.22203***
Stake in affiliated/controlled companies of the issuer: ***none***
Stake of ordinary shares in affiliated/controlled companies of the issuer: ***none***

Bobin Maxim Victorovich
Year of birth: ***1975***
Education: ***postsecondary education***

Posts held during the last 5 years:
Period: ***1998 - 2000***
Organization: ***Moscow representation office of "NCH Advisors? Inc."***
Post: ***lawyer***

Period: ***2000 – present time***
Organization: ***Moscow representation office of "NCH Advisors? Inc."***
Post: ***legal department head***

Period: ***2001 - 2002***
Organization: ***Moscow state institute of international relations (University) of the Ministry of Foreign Affairs of Russian Federation***
Post: ***teacher at the chair of international law***

Period: ***2001 - 2003***
Organization: ***OJSC "Science and Production Association "Plastik"***
Post: ***member of the Board of directors***

Period: ***2001 - present time***
Organization: ***OJSC "Abrasive factory "Ilyich"***

Post: ***member of the Board of directors***

Period: ***2002 – present time***
Organization: ***Association for the investors rights protection***
Post: ***member of the Board of directors***

Period: ***2003 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Board of directors***

Period: ***2003 – present time***
Organization: ***OJSC "Sibirtelecom"***
Post: ***member of the Board of directors***

Equity stake in the authorized capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/controlled companies of the issuer: ***none***
Stake of ordinary shares in affiliated/controlled companies of the issuer: ***none***

Dudchenko Vladimir Vladimirovich
Year of birth: ***1973***
Education: ***postsecondary education***

Posts held during the last 5 years:
Period: ***1997 - 2001***
Organization: ***Moscow representation office of "NCH Advisors? Inc."***
Post: ***consultant***

Period: ***2000 – present time***
Organization: ***OJSC "Vladimirenergo"***
Post: ***member of the Board of directors***

Period: ***2001 - present time***
Organization: ***Moscow representation office of "NCH Advisors? Inc."***
Post: ***analytical department head***

Period: ***2002 - present time***
Organization: ***OJSC "Sviyaz" of Komi Republic***
Post: ***member of the Board of directors***

Period: ***2002 - present time***
Organization: ***OJSC "Dalnevostochnaya communication company"***
Post: ***member of the Board of directors***

Period: ***2002 - present time***
Organization: ***OJSC "Kirovenergo"***
Post: ***member of the Board of directors***

Period: ***2002 - present time***
Organization: ***OJSC "Konakovskaya Waterpower station"***
Post: ***member of the Board of directors***

Period: ***2003 - present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Board of directors***

Equity stake in the authorized capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/controlled companies of the issuer: ***none***
Stake of ordinary shares in affiliated/controlled companies of the issuer: ***none***

Zabuzova Elena Victorovna
Year of birth: ***1950***
Education: ***postsecondary education***

Posts held during the last 5 years:
Period: ***1998 - 1999***
Organization: ***RAO "Unified Energy System of Russia"***
Post: ***deputy to the director – head of the sector of operations at financial markets and operation with banks of Financial settlement center***

Period: ***1998 - 2001***
Organization: ***RAO "Unified Energy System of Russia"***
Post: ***deputy to the department head – head of the sector of the treasury budget control***

Period: ***2001 - 2003***
Organization: ***OJSC "Sviayzinvest"***
Post: ***deputy to the director – head of the sector of economic planning and budgeting of the Department of economic and tariff policy***

Period: ***2002 - 2003***
Organization: ***OJSC "Yuzhnaya telecommunication company"***
Post: ***member of the Board of directors***

Period: ***2002 - 2002***
Organization: ***OJSC "Elektrosviyaz of Rostov oblast"***
Post: ***member of the Board of directors***

Period: ***2002 - 2002***

Organization: ***OJSC "Smolensksviyazinform"***
Post: ***member of the Board of directors***

Period: ***2003 – present time***
Organization: ***OJSC "Sibirtelecom"***
Post: ***member of the Board of directors***

Period: ***2003 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Board of directors***

Period: ***2003 – present time***
Organization: ***OJSC "Sviayzinvest"***
Post: ***director of economic planning and budgeting Department***

Equity stake in the authorized capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/controlled companies of the issuer: ***none***
Stake of ordinary shares in affiliated/controlled companies of the issuer: ***none***

Lopatin Alexander Vladimirovich
Year of birth: ***1964***
Education: ***postsecondary education***

Posts held during the last 5 years:
Period: ***1997 - 1998***
Organization: ***RAO "Unified Energy System of Russia"***
Post: ***Treasury director***

Period: ***1999 - 2000***
Organization: ***OJSC "Sviayzinvest"***
Post: ***first deputy to the General director***

Period: ***2000 – present time***
Organization: ***OJSC "Sviayzinvest"***
Post: ***member of the Management board***

Period: ***2000 - 2003***
Organization: ***OJSC "Sviayzinvest"***
Post: ***deputy to the General director***

Period: ***2000 – present time***
Organization: ***CJSC "RusLeasingSviyaz"***
Post: ***Chairman of the Board of directors***

Period: *2000 – present time*
Organization: *CJSC "MobiTel"*
Post: *member of the Board of directors, Chairman of the Board of directors*

Period: *2000 - present time*
Organization: *OJSC "Centertelecom" (to 2001. – OJSC "Elektrosviyaz" of Moscow oblast)*
Post: *member of the Board of directors*

Period: *2001 - 2002*
Organization: *OJSC "Khantymansyiskokrtelecom"*
Post: *Chairman of the Board of directors*

Period: *2000 - present time*
Organization: *OJSC "Central Telegraph"*
Post: *Chairman of the Board of directors*

Period: *2000 - present time*
Organization: *OJSC "Rostelecom"*
Post: *member of the Board of directors, member of the Management board*

Period: *2000 - present time*
Organization: *OJSC "MGTS"*
Post: *member of the Board of directors*

Period: *2001 - 2002*
Organization: *Non-commercial partnership "Center of research of telecommunications development problems"*
Post: *Chairman of the partnership council*

Period: *2001 - 2002*
Organization: *OJSC "Elektrosviyaz" of Krasnoyarsk krai*
Post: *Chairman of the Board of directors*

Period: *2002 -2003 (to 16.09.2003г.)*
Organization: *Non-commercial partnership "Center of research of telecommunications development problems"*
Post: *director of the partnership*

Period: *2002 - present time*
Organization: *OJSC "Dalsviyaz"*
Post: *Chairman of the Board of directors*

Period: *2002 - 2003*
Organization: *OJSC "Sibirtelecom"*
Post: *member of the Board of directors*

Period: ***2003 - present time***
Organization: ***OJSC "Sibirtelecom"***
Post: ***Chairman of the Board of directors***

Period: ***2002 - present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Board of directors***

Equity stake in the authorized capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/controlled companies of the issuer: ***none***
Stake of ordinary shares in affiliated/controlled companies of the issuer: ***none***

Romskyi Georgyi Alekseevich
Year of birth: ***1956***
Education: ***postsecondary education***

Posts held during the last 5 years:
Period: ***1998 - 2000***
Organization: ***OJSC "Saint-Petersburg long distance, international telephone"***
Post: ***technical director***

Period: ***2000 – present time***
Organization: ***OJSC "Sviayzinvest"***
Post: ***deputy to the General director***

Period: ***2000 - present time***
Organization: ***OJSC "Sviayzinvest"***
Post: ***member of the Management board***

Period: ***2001 - 2002***
Organization: ***OJSC "Central telegraph"***
Post: ***member of the Board of directors***

Period: ***2001 - present time***
Organization: ***OJSC "UTK"***
Post: ***member of the Board of directors***

Period: ***2001 - 2002***
Organization: ***OJSC "MGTS"***
Post: ***member of the Board of directors***

Period: ***2001 - present time***
Organization: ***OJSC "Giprosviayz"***
Post: ***Chairman of the Board of directors***

Period: ***2001 - 2001***
Organization: ***OJSC "Uraltelecom"***
Post: ***member of the Board of directors***

Period: ***2001 - 2002***
Organization: ***OJSC "Elektrosviayz" of Kaliningrad oblast***
Post: ***member of the Board of directors***

Period: ***2002 - present time***
Organization: ***CJSC "Globus – Telecom"***
Post: ***member of the Board of directors***

Period: ***2002 - 2003***
Organization: ***OJSC "Sibirtelecom"***
Post: ***Chairman of the Board of directors***

Period: ***2003 – present time***
Organization: ***OJSC "Sibirtelecom"***
Post: ***member of the Board of directors***

Period: ***2003 - present time***
Organization: ***CJSC "Mobitel"***
Post: ***member of the Board of directors***

Period: ***2003 - present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Board of directors***

Equity stake in the authorized capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/controlled companies of the issuer: ***none***
Stake of ordinary shares in affiliated/controlled companies of the issuer: ***none***

Savchenko Victor Dmitrievich
Year of birth: ***1960***
Education: ***postsecondary education***

Posts held during the last 5 years:
Period: ***1998 - 2001***
Organization: ***Ministry of Justice (Presidium of the Interrepublic Bar)***
Post: ***attorney***

Period: ***2002 – present time***
Organization: ***OJSC "Sviayzinvest"***

Post: ***director of the department of legal maintenance***

Period: ***2002 - 2002***
Organization: ***OJSC "Khantymansiyskokrtelecom"***
Post: ***member of the Board of directors***

Period: ***2002 - present time***
Organization: ***OJSC "Moscow city telephone network"***
Post: ***member of the Board of directors***

Period: ***2003 - 2003***
Organization: ***OJSC "CenterTelecom"***
Post: ***member of the Board of directors***

Period: ***2003 - present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Board of directors***

Period: ***2003 – present time***
Organization: ***OJSC "Central telegraph"***
Post: ***member of the Management board***

Equity stake in the authorized capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/controlled companies of the issuer: ***none***
Stake of ordinary shares in affiliated/controlled companies of the issuer: ***none***

Fedorov Oleg Romanovich
Year of birth: ***1968***
Education: ***postsecondary education***

Posts held during the last 5 years:
Period: ***1998 - 1999***
Organization: ***CJSC "Moscow company of investments and innovations"***
Post: ***General director***

Period: ***1999 - 2002***
Organization: ***SPO NAUFOR***
Post: ***member of the Management board***

Period: ***1999 – 2003***
Organization: ***Association for the investors rights protection***
Post: ***head of the group of independent directors with the Association***

Period: ***1999 - 2000***

Organization: ***SPO NAUFOR***
Post: ***head of the Department of the investors rights protection***

Period: ***2000 - 2002***
Organization: ***SPO NAUFOR***
Post: ***director of NAUFOR Consulting center***

Period: ***2000 - 2001***
Organization: ***SPO NAUFOR***
Post: ***head of the Department for infrastructure and competition at the share market***

Period: ***2002 - 2003***
Organization: ***OJSC "Kalugaenergo"***
Post: ***member of the Board of directors***

Period: ***2002 – 2003***
Organization: ***Association for the investors rights protection***
Post: ***deputy to the executive director***

Period: ***2002 - 2003***
Organization: ***OJSC "Astrakhanenergo"***
Post: ***member of the Board of directors***

Period: ***2002 - 2003***
Organization: ***OJSC "Kurskenergo"***
Post: ***member of the Board of directors***

Period: ***2002 - 2003***
Organization: ***OJSC "Sverdlovenergo"***
Post: ***member of the Board of directors***

Period: ***2002 – 2003***
Organization: ***OJSC "Omskenergo"***
Post: ***member of the Board of directors***

Period: ***2002 – present time***
Organization: ***OJSC "Nizhnovenergo"***
Post: ***member of the Board of directors***

Period: ***2003 - present time***
Organization: ***OJSC "Kubanenergo"***
Post: ***member of the Board of directors***

Period: ***2003 – present time***
Organization: ***CJSC "United Financial Group"***

Post: ***executive director (for power)***

Period: ***2003 - present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Board of directors***

Equity stake in the authorized capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/controlled companies of the issuer: ***none***
Stake of ordinary shares in affiliated/controlled companies of the issuer: ***none***

Chernogorodskyi Sergey Valerievich
Year of birth: ***1977***
Education: ***postsecondary education***
Posts held during the last 5 years:
Period: ***1998 - 1999***
Organization: ***Investment Finance Company "Optimum - Finance"***
Post: ***analyst***

Period: ***1999 - 1999***
Organization: ***OJSC "Sviayzinvest"***
Post: ***lead expert of the sector of liquidity increase program of the Department of securities***

Period: ***1999 - 2000***
Organization: ***OJSC "Sviayzinvest"***
Post: ***chief expert of the sector of liquidity increase program of the Department of securities***

Period: ***2000 - 2002***
Organization: ***OJSC "Sviayzinvest"***
Post: ***head of the sector for investor's relations, development of shares secondary market of the securities Department***

Period: ***2000 - 2001***
Organization: ***OJSC "Elektrosviayz" of Kaliningrad oblast***
Post: ***member of the Board of directors***

Period: ***2000 - 2001***
Organization: ***OJSC "Martelcom"***
Post: ***member of the Board of directors***

Period: ***2001 - 2002***
Organization: ***OJSC "Martelcom"***
Post: ***Chairman of the Board of directors***

Period: ***2001 – present time***
Organization: ***OJSC "Sviyaz" of Komi Republic***

Post: *member of the Board of directors*

Period: *2002 - 2003*
Organization: *OJSC "Sviayzinvest"*
Post: *deputy to the director of the Department of securities*

Period: *2003 - present time*
Organization: *OJSC "Lensviayz"*
Post: *member of the Board of directors*

Period: *2003 - present time*
Organization: *OJSC "VolgaTelecom"*
Post: *member of the Board of directors*

Period: *2003 - present time*
Organization: *OJSC "Uralsviayzinform"*
Post: *member of the Board of directors*

Period: *2003 - present time*
Organization: *OJSC "Sviayzinvest"*
Post: *director of the Department of stock capital*

Equity stake in the authorized capital of the issuer: *none*
Stake of the issuer's ordinary shares: *none*
Stake in affiliated/controlled companies of the issuer: *none*
Stake of ordinary shares in affiliated/controlled companies of the issuer: *none*

Yurchenko Evgenyi Valerievich
Year of birth: *1968*
Education: *postsecondary education*

Posts held during the last 5 years:
Period: *1998 - 2001*
Organization: *CJSC Bank "MENATEP Saint-Petersburg"*
Post: *branch manager*

Period: *2001 - 2002*
Organization: *OJSC Bank "MENATEP Saint-Petersburg"*
Post: *head of the regional center "South-West", vice-president*

Period: *2002 - 2002*
Organization: *OJSC Bank "MENATEP Saint-Petersburg"*
Post: *member of the Management board*

Period: *2002 – present time*
Organization: *OJSC "Sviayzinvest"*
Post: *deputy to the General director*

Period: *2003 – present time*
Organization: *OJSC "VolgaTelecom"*
Post: *Chairman of the Board of directors*

Period: *2003 – present time*
Organization: *OJSC "Sibirtelecom"*
Post: *member of the Board of directors*

Period: *2003 – present time*
Organization: *OJSC "Rostelecom"*
Post: *member of the Board of directors*

Period: *2003 – present time*
Organization: *OJSC "Giprosviayz"*
Post: *member of the Board of directors*

Period: *2003 – present time*
Organization: *OJSC "Sviayzinvest"*
Post: *member of the Management board*

Period: *2003 – present time*
Organization: *OJSC "Dalsviayz"*
Post: *member of the Board of directors*

Period: *2003 - present time*
Organization: *OJSC "RTK – Leasing"*
Post: *member of the Board of directors*

Period: *2003 - present time*
Organization: *OJSC "RTKomm.RU"*
Post: *member of the Board of directors*

Period: *2003 - present time*
Organization: *CJSC "RusLeasingSviayz"*
Post: *member of the Board of directors*

Period: *2003 - present time*
Organization: *CJSC "RTK – Invest"*
Post: *Chairman of the Board of directors*

Period: *2003 - present time*
Organization: *Non-state pension fund "Telecom - Soyuz"*

Post: ***member of the fund's council***

Equity stake in the authorized capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/controlled companies of the issuer: ***none***
Stake of ordinary shares in affiliated/controlled companies of the issuer: ***none***

Sole and joint bodies of the issuer's management.

Sole executive body, and also members of joint executive body of the issuer:
The issuer's sole executive body: ***Lyulin Vladimir Fedorovich***

Lyulin Vladimir Fedorovich
Year of birth: ***1938***
Education: ***postsecondary education***

Posts held during the last 5 years:
Period: ***1998 - 2003***
Organization: ***CJSC "Nizhegorodteleservis"***
Post: ***member of the Board of directors***

Period: ***1998 – present time***
Organization: ***CJSC "Nizhegorodpromstroybank"***
Post: ***member of the Board of directors***

Period: ***1998 – 2003***
Organization: ***OJSC "Nizhny Novgorod cellular communication"***
Post: ***member of the Board of directors***

Period: ***1998 - 2001***
Organization: ***CJSC "TeleRoss – Nizhny Novgorod"***
Post: ***member of the Board of directors***

Period: ***1998 - 2001***
Organization: ***All-Russia CJSC "Nizhegorodskaya Yarmarka"***
Post: ***member of the Board of directors***

Period: ***1998 – present time***
Organization: ***Non-state pension Fund "Doverie"***
Post: ***Chairman of the Fund's council***

Period: ***1998 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Board of directors***

Period: ***1998 - 2003***
Organization: ***CJSC "Transsviyaz"***
Post: ***member of the Board of directors***

Period: ***1998 - 2002***
Organization: ***CJSC "Ericsson sviyaz"***
Post: ***member of the Board of directors***

Period: ***1998 – present time***
Organization: ***CJSC "Sotel – Nizhny Novgorod"***
Post: ***member of the Board of directors***

Period: ***1998 - 2003***
Organization: ***CJSC Commercial bank "ONEKSIM - VOLGA"***
Post: ***member of the Bank's council***

Period: ***1998 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***General director***

Period: ***1998 - present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Board of directors***

Period: ***1999 - present time***
Organization: ***CJSC "Nizhegorodskyi radiotelephone"***
Post: ***member of the Board of directors***

Period: ***2001 – present time***
Organization: ***The union of manufacturers and consumers of communication equipment***
Post: ***member of the Board of directors***

Period: ***2001 - 2002***
Organization: ***OJSC "Saratovelektrosviyaz"***
Post: ***member of the Board of directors***

Period: ***2001 - 2002***
Organization: ***OJSC "Sviyazinform" of Samara oblast***
Post: ***member of the Board of directors***

Period: ***2001 – present time***
Organization: ***Non-commercial partnership "The center of research of telecommunication development problems"***
Post: ***member of the partnership council***

Period: ***2001 - 2002***
Organization: ***OJSC "Ulyanovskelektrosviyaz"***
Post: ***member of the Board of directors***

Period: ***2002 - 2002***
Organization: ***OJSC "Elektrosviyaz" of Orenburg oblast***
Post: ***member of the Board of directors***

Period: ***2002 - 2002***
Organization: ***OJSC "Martelcom"***
Post: ***member of the Board of directors***

Period: ***2002 – present time***
Organization: ***OJSC "National payphone network"***
Post: ***member of the Board of directors***

Period: ***2003 - present time***
Organization: ***CJSC "Nizhny Novgorod cellular communication"***
Post: ***Chairman of the Board of directors***

Equity stake in the authorized capital of the issuer: ***0.18588%***
Stake of the issuer's ordinary shares: ***0.22203***
Stake in affiliated/controlled companies of the issuer: ***none***
Stake of ordinary shares in affiliated/controlled companies of the issuer: ***none***

Arakcheyev Alexander Vasilievich
Year of birth: ***1938***
Education: ***postsecondary education***

Posts held during the last 5 years:
Period: ***1998 - 2003***
Organization: ***OJSC "VolgaTelecom"***
Post: ***Chief engineer***

Period: ***1998 - 1999***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Board of directors***

Period: ***1998 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Management board***

Period: ***2003 - present time***

Organization: ***OJSC "VolgaTelecom"***
Post: ***first deputy to the general director (technical director)***

Equity stake in the authorized capital of the issuer: ***0.06122%***
Stake of the issuer's ordinary shares: ***0.07320%***
Stake in affiliated/controlled companies of the issuer: ***none***
Stake of ordinary shares in affiliated/controlled companies of the issuer: ***none***

Vystorop Vasily Petrovich
Year of birth: ***1949***
Education: ***postsecondary education***

Posts held during the last 5 years:
Period: ***1998 - 1999***
Organization: ***military unit 41635 of Moscow military districts. Nizhny Novgorod***
Post: ***chief of army telecommunications forces***

Period: ***1999 - 2000***
Organization: ***OJSC "VolgaTelecom"***
Post: ***chief of mobilization preparation and emergency situations department***

Period: ***2000 - present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***deputy to the General director***

Period: ***2000 - present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Management board***

Equity stake in the authorized capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/controlled companies of the issuer: ***none***
Stake of ordinary shares in affiliated/controlled companies of the issuer: ***none***

Grigorieva Lyubov Ivanovna
Year of birth: ***1953***
Education: ***postsecondary education***

Posts held during the last 5 years:
Period: ***1998 - 2002***
Organization: ***LLC "First independent registrar"***
Post: ***Chairman of the board of directors***

Period: ***1998 - 2001***
Organization: ***OJSC "Nizhniy Novgorod regional center "Myza"***

Post: ***member of the Board of directors***

Period: ***1998 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Management board***

Period: ***1998 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***deputy to the General director***

Period: ***1999 - 2003***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Board of directors***

Period: ***2001 - 2002***
Organization: ***OJSC "Kirovelektrosviyaz"***
Post: ***Member of the Board of directors***

Period: ***2001 - 2002***
Organization: ***OJSC "Udmurttelekom"***
Post: ***Member of the Board of directors***

Period: ***2001 - 2002***
Organization: ***CJSC "RusLeasingSviyaz"***
Post: ***Member of the Board of directors***

Period: ***2001 - 2002***
Organization: ***OJSC "Sviyazinform" of Penza oblast***
Post: ***Member of the Board of directors***

Period: ***2002 - present time***
Organization: ***LLC "The First independent registrar"***
Post: ***member of the Board of directors***

Period: ***2003 - present time***
Organization: ***CJSC "Nizhny Novgorod cellular communication"***
Post: ***member of the Board of directors***

Period: ***2003 - present time***
Organization: ***CJSC "Orenburg - GSM"***
Post: ***member of the Board of directors***

Period: ***2003 - present time***
Organization: ***CJSC "Saratov Mobile"***
Post: ***member of the Board of directors***
Equity stake in the authorized capital of the issuer: ***0.01192%***

Stake of the issuer's ordinary shares: ***0.00021%***
Stake in affiliated/controlled companies of the issuer: ***none***
Stake of ordinary shares in affiliated/controlled companies of the issuer: ***none***

Dyakonov Mikhail Vasilievich
Year of birth: ***1954***
Education: ***postsecondary education***

Posts held during the last 5 years:
Period: ***1998 - 1999***
Organization: ***LLC "Sviyazstroykom"***
Post: ***director, technical director***

Period: ***1999 - present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Management board***

Period: ***1999 - present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***deputy to the General director***

Period: ***2001 - 2002***
Organization: ***OJSC "Sviyazinform" of Republic of Mordoviya***
Post: ***member of the Board of directors***

Period: ***2001 - 2002***
Organization: ***OJSC "Sviyazinform" of the Chuvash republic***
Post: ***member of the Board of directors***

Equity stake in the authorized capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/controlled companies of the issuer: ***none***
Stake of ordinary shares in affiliated/controlled companies of the issuer: ***none***

Evdokimov Oleg Lvovich
Year of birth: ***1963***
Education: ***postsecondary education***

Posts held during the last 5 years:
Period: ***1998 - 2000***
Organization: ***OJSC "VolgaTelecom"***
Post: ***lead engineer***

Period: ***2000 - 2003***

Organization: ***OJSC "VolgaTelecom"***
Post: ***deputy to the General director***

Period: ***2003 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***deputy to the General director (new and information technologies)***

Period: ***2003 – present time***
Organization: ***CJSC "Nizhegorodteleservice"***
Post: ***member of the Board of directors***

Equity stake in the authorized capital of the issuer: ***0.00016%***
Stake of the issuer's ordinary shares: ***0.00009%***
Stake in affiliated/controlled companies of the issuer: ***none***
Stake of ordinary shares in affiliated/controlled companies of the issuer: ***none***

Elkin Sergey Leonidovich
Year of birth: ***1949***
Education: ***postsecondary education***

Posts held during the last 5 years:
Period: ***1998 - 2001***
Organization: ***OJSC "UdmurtTelecom"***
Post: ***member of the Management board***

Period: ***1999 - 2001***
Organization: ***OJSC "UdmurtTelecom"***
Post: ***first deputy to the General director***

Period: ***2001 - 2002***
Organization: ***OJSC "Sviyazinform" of Samara oblast***
Post: ***Chairman of the Management board***

Period: ***2001 - 2002***
Organization: ***OJSC "Sviyazinform" of Samara oblast***
Post: ***General director***

Period: ***2002 - 2002***
Organization: ***OJSC "VolgaTelecom"***
Post: ***deputy to the General director – director of "Samaraelektrosviyaz" branch***

Period: ***2002 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***deputy to the General director – director of Samara branch***

Period: *2003 – present time*
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Management board***

Equity stake in the authorized capital of the issuer: ***0.04756%***
Stake of the issuer's ordinary shares: ***0.05637%***
Stake in affiliated/controlled companies of the issuer: ***none***
Stake of ordinary shares in affiliated/controlled companies of the issuer: ***none***

Kirillov Alexander Ivanovich
Year of birth: ***1956***
Education: ***postsecondary education***

Posts held during the last 5 years:
Period: ***1998 – present time***
Organization: ***CJSC "Puls - Radio – Yioshkar-Ola"***
Post: ***Chairman of the Board of directors***

Period: ***1998 - 2002***
Organization: ***OJSC "Martelcom" of Maryi Al Republic***
Post: ***General director***

Period: ***2002 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***deputy to the General director - director of the branch in Maryi Al Republic***

Period: ***2002 - 2002***
Organization: ***OJSC "VolgaTelecom"***
Post: ***deputy to the General director – director of "Martelcom" branch of Maryi El Republic***

Period: ***2003 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Management board***

Equity stake in the authorized capital of the issuer: ***0.06681%***
Stake of the issuer's ordinary shares: ***0.08757%***
Stake in affiliated/controlled companies of the issuer: ***none***
Stake of ordinary shares in affiliated/controlled companies of the issuer: ***none***

Korolkov Oleg Animpadistovich
Year of birth: ***1941***
Education: ***postsecondary education***

Posts held during the last 5 years:

Period: *1998 – present time*
Organization: *CJSC "Saratov system of cellular communication"*
Post: *member of the Board of directors*

Period: *1998 - 2002*
Organization: *OJSC "Saratovelektrosviyaz"*
Post: *General director*

Period: *1999 - present time*
Organization: *CJSC "Public Telephone Saratov"*
Post: *member of the Board of directors, Chairman of the Board of directors*

Period: *2002 - 2002*
Organization: *OJSC "VolgaTelecom"*
Post: *deputy to the General director – director of "Saratovelektrosviyaz" branch*

Period: *2002 - present time*
Organization: *OJSC "VolgaTelecom"*
Post: *deputy to the General director – director of Saratov branch*

Period: *2003 – present time*
Organization: *CJSC "Saratov system of cellular communication"*
Post: *member of the Board of directors*

Period: *2003 - present time*
Organization: *OJSC "VolgaTelecom"*
Post: *member of the Management board*

Equity stake in the authorized capital of the issuer: *0.10259%*
Stake of the issuer's ordinary shares: *0.12359%*
Stake in affiliated/controlled companies of the issuer: *none*
Stake of ordinary shares in affiliated/controlled companies of the issuer: *none*

Kormilitsyna Lyudmila Alekseevna
Year of birth: *1955*
Education: *postsecondary education*

Posts held during the last 5 years:
Period: *1998 - 1999*
Organization: *OJSC "Yamalelektrosviyaz"*
Post: *member of the Board of directors*

Period: *1998 - 2000*
Organization: *OJSC "Rostovelektrosviyaz"*
Post: *member of the Board of directors*

Period: *1998 - 2000*
Organization: ***OJSC "Rostelecom"***
Post: ***member of the Board of directors***

Period: *1998 - 1999*
Organization: ***OJSC "Sviayzinvest"***
Post: ***chief expert of communication service***

Period: *1999 - 2001*
Organization: ***OJSC "Sviayzinvest»***
Post: ***head of sector of communication Department***

Period: *1999 - 2002*
Organization: ***OJSC " Yamalelektrosviyaz"***
Post: ***Chairman of the Board of directors***

Period: *2000 - 2002*
Organization: ***OJSC "Sviyazinform" of Penza oblast***
Post: ***Chairman of the Board of directors***

Period: *2001 - present time*
Organization: ***OJSC "Sviayzinvest»***
Post: ***deputy to the director of communication Department***

Period: *2003 - present time*
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Management board***

Period: *2003 - 2003*
Organization: ***OJSC "UTK"***
Post: ***member of the Management board***

Equity stake in the authorized capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/controlled companies of the issuer: ***none***
Stake of ordinary shares in affiliated/controlled companies of the issuer: ***none***

Popkov Nikolai Ivanovich
Year of birth: *1973*
Education: ***postsecondary education***

Posts held during the last 5 years:

Period: *1998 - 2000*

Organization: ***OJSC "Razvitie"***
Post: ***Chief accountant***

Period: ***2000 - 2001***
Organization: ***OJSC "VolgaTelecom"***
Post: ***lead accountant of the accounts department***

Period: ***2001 - 2002***
Organization: ***OJSC "VolgaTelecom"***
Post: ***deputy to the chief accountant of the main accounts department***

Period ***2002 - 2002***
Organization: ***OJSC "VolgaTelecom"***
Post: ***first deputy to the chief accountant***

Period: ***2003 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***Chief accountant of the General management***

Equity stake in the authorized capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/controlled companies of the issuer: ***none***
Stake of ordinary shares in affiliated/controlled companies of the issuer: ***none***

Shchukina Elvira Konstantinovna
Year of birth: ***1954***
Education: ***postsecondary education***

Posts held during the last 5 years:
Period: ***1998 - 1998***
Organization: ***Committee for city's property management***
Post: ***head of legal sector***

Period: ***1998 - 1999***
Organization: ***Administration of the city of Nizhny Novgorod***
Post: ***head of legal department of administration of the city of Nizhny Novgorod***

Period: ***1999 - 1999***
Organization: ***CJSC Company "Nizhegorodskaya real estate"***
Post: ***deputy to the director***

Period: ***1999 - 2001***
Organization: ***State Unitary Enterprise of Nizhny Novgorod oblast «Nizhtekhinventarizatsiya"***
Post: ***head of legal department***

Period: *2001 - 2002*
Organization: ***State Unitary Enterprise of Nizhny Novgorod oblast "Nizhtekhinventarizatsiya"***
Post: ***head of the sector of legal provision***

Period: ***2002 - 2003***
Organization: ***OJSC "VolgaTelecom"***
Post: ***head of legal sector***

Period: ***2003 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***director of legal department***

Equity stake in the authorized capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/controlled companies of the issuer: ***none***
Stake of ordinary shares in affiliated/controlled companies of the issuer: ***none***

Sipatova Taisiya Mikhailovna
Year of birth: ***1954***
Education: ***postsecondary education***

Posts held during the last 5 years:
Period: ***1998 - 1998***
Organization: ***Department of finances of the Administration of Nizhny Novgorod oblast***
Post: ***deputy to the Department director - head of the department of the oblast's budget implementation (treasury)***

Period: ***1998 - 2001***
Organization: ***Department of finances of the Administration of Nizhny Novgorod oblast***
Post: ***first deputy to the Department director***

Period: ***2001 - 2002***
Organization: ***Department of finances of the Administration of Nizhny Novgorod oblast***
Post: ***acting director of the Department of finances***

Period: ***2002 - 2002***
Organization: ***OJSC "VolgaTelecom"***
Post: ***head of treasury***

Period: ***2002 - 2002***
Organization: ***OJSC "VolgaTelecom"***
Post: ***deputy to the General director***

Period: *2003 - present time*
Organization: *OJSC "VolgaTelecom"*
Post: *first deputy to the General director (economics and finances)*

Period: *2003 – present time*
Organization: *CJSC Joint Stock Commercial Bank "C - Bank"*
Post: *member of the Board of directors*

Equity stake in the authorized capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/controlled companies of the issuer: ***none***
Stake of ordinary shares in affiliated/controlled companies of the issuer: ***none***

Sklyarov Ivan Petrovich
Year of birth: *1948*
Education: *postsecondary education*

Posts held during the last 5 years:
Period: *1998 - 2001*
Organization: *Administration of Nizhny Novgorod oblast*
Post: *The Governor of Nizhny Novgorod oblast*

Period: *2001 - 2002*
Organization: *OJSC "VolgaTelecom"*
Post: *deputy to the General director*

Period: *2003 - present time*
Organization: *OJSC "VolgaTelecom"*
Post: *deputy to the General director for marketing (commercial director)*

Equity stake in the authorized capital of the issuer: ***0.00103%***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/controlled companies of the issuer: ***none***
Stake of ordinary shares in affiliated/controlled companies of the issuer: ***none***

5.3. Data on the size of remuneration, benefits and/or compensation of expenses for each management body of the issuer

THE COMPANY'S GENERAL DIRECTOR

Criteria of determination and the size of remuneration of the Company's General director are stipulated by the terms and conditions of the Labor contract approved by the Board of directors (Minutes № 2 of April 10, 2003).

Payments to the members of the Board of directors for 2002: ***5 490 797 rubles.***

In accordance with the Provision on the Board of directors of a new wording approved by joint (extraordinary) general meeting of OJSC "VolgaTelecom" shareholders on March 26, 2003 (minutes №2 of March 27, 2003), members of the Company's Board of directors, during the period of their duties execution, are paid remuneration and compensations of expenses related to their execution of functions of the Board of directors members.

The remuneration to the members of the Board of directors consists of the quarterly and annual ones.

Quarterly remuneration to each member of the Board of directors is fixed as a per cent of the Company's proceeds from sales of goods, products, services for the report quarter as per the data of the Company's accounts.

For the Chairman of the Board of directors the remuneration is fixed with coefficient of 1.3.

The remuneration of a member of the Board of directors is decreased by:

30% - in case of his (her) presence at less than half of sessions of the Board of directors held in the form of joint attendance;

100% - if he (she) participated in less than half of all held sessions of the Board of directors.

For the quarter, in which the reelection of the Board of directors occurred, the remuneration to a member of the Board of directors is paid proportionally to the time worked in this quarter.

Annual remuneration for the entire structure of the Company's Board of directors is fixed as a per cent of the Company's net profit for the report year as per the data of the Company's accounts.

The size of annual remuneration of each member of the Board of directors is defined by the resolution of the Company's Board of directors simultaneously with preliminary approval of the Company's annual report.

The norms (percent) of deductions for calculating quarterly and annual remunerations are defined by the resolution of the shareholders general meeting electing this structure of the Board of directors.

In accordance with the resolution of the shareholders general meeting (minutes №3 of July 10, 2003) for the members of the Board of directors the following norms (percent) of deductions are approved for calculating quarterly and annual remuneration to the members of the Board of directors:

- in the amount of 0,006% of the Company's proceeds from the sales of goods, products, services for the report quarter as per the data of the Company's accounts to each member of the Board of directors;
- in the amount of 0, 4% of the Company's net profit for the report year as per the data of the Company's accounts for the entire structure of the Company's Board of directors.

THE COMPANY'S MANAGEMENT BOARD

Payments to the members of the Management board for 2002: ***7 379 414 rubles.***

In accordance with article 6 of the Provision on the Company's Management board of a new wording approved by joint (extraordinary) general meeting of OJSC "VolgaTelecom" shareholders of march 26, 2003 (minutes №2 of march 27, 2003) the members of the Company's Management board during the period of their duties execution are paid remuneration and compensations of expenses related to their execution of the functions of the members of the Management board.

Remuneration is fixed in percent of the Company's net profit for the report quarter as per the data of the Company's accounts and is paid quarterly.

The size of the paid remuneration and also its distribution between the members of the Management board is defined by the resolution of the Company's Board of directors by the proposal of the Chairman of the Management board.

The norms (percent) of deductions for calculating remunerations are defined by the resolution of the Board of directors.

By the resolution of the Board of directors (minutes №2 of July 15, 2003) the norms (percent) of deductions for calculating quarterly remuneration for the entire structure of the Company's Management board are defined in the amount of 0,43% of the net profit for the report quarter as per the data of the Company's accounts.

5.4. Data on the structure and scope of competence of the bodies controlling the issuer's financial-economic activity

Internal control over financial-economic activity of OJSC "VolgaTelecom" is carried out by:

1. Auditing committee elected at annual meeting of shareholders;
2. Department of internal audit – structural subdivision independent of the Company's executive bodies, its activity is controlled by the Board of directors. The department of internal audit checks financial-economic activity of OJSC "VolgaTelecom" branches and their structural subdivisions.

External control:

For checking and confirming the correctness of the annual financial statements, the Company yearly involves professional auditor. Auditing company CJSC "Ernst & Young Vneshaudit" is approved as the Company's auditor for 2003.

The competence of the auditing committee includes:
- checking the reliability of data contained in the reports and other financial documents of the Company;
- identifying the facts of breaking the order of keeping the accounts and providing financial statements as established by Russian Federation legal acts;
- checking the observation of legal norms while calculating and paying the taxes;
- evaluation of economic expediency of the Company's financial-economic operations.

Article 17 of the issuer's Charter:

"For carrying out control over financial-economic activity in the Company there is created an Auditing committee, special structural subdivision carrying out the functions of internal control and also an independent auditor is involved.

The Auditing committee is an independent body of the Company's control, elected at annual general meeting of shareholders for the period till the next annual general meeting of shareholders in the quantity of 5 persons.

The authority of separate members or of the entire structure of the auditing committee may be early terminated by the resolution of the shareholders general meeting.

In case of early termination of authorities of the members of the Auditing committee, the authority of a new structure of the Auditing committee is effective till the next annual general meeting of shareholders.

In case when the quantity of the members of the Auditing committee becomes less than the half of the elected members of the Auditing committee, the Board of directors is obliged to call extraordinary general meeting of shareholders to elect the new structure of the Auditing committee. The remaining members of the Auditing committee carry out their functions till the election of the new structure of the Auditing committee at the extraordinary general meeting of shareholders.

The competence of the Auditing committee includes:
- checking the reliability of data contained in the reports and other financial documents of the Company;
- identifying the facts of breaking the order of keeping the accounts and providing financial statements as established by Russian Federation legal acts;
- checking the observation of legal norms while calculating and paying the taxes;

- identifying the facts of breaking Russian Federation legal acts in accordance to which the Company carries out financial-economic activity;
- evaluation of economic expediency of the Company's financial-economic operations.

Checking (audit) of the Company's financial-economic activity is carried out by the Auditing committee based on the results of the Company's activity for a year.
Checking (audit) of the Company's financial-economic activity is also carried out at any time:
By the initiative of the Company's Auditing committee;
By the resolution of the Company's shareholders general meeting;
By the decision of the Company's Board of directors;
By the demand of the shareholder (shareholders) of the Company, owning in aggregate not less than 10 percent of voting shares of the Company concerning all issues of the competence of the general meeting of shareholders by date of presentation of the requirement.

By the request of the Auditing committee, the persons occupying posts in managing organs of the Company are obliged to provide documents on financial-economic activity of the Company.

The procedure of activity of the Auditing committee, and also the size and procedure of remuneration payment to the members of the Auditing committee are defined by the Provisions on the Auditing committee of the Company, approved by the general meeting of shareholders.

In order to secure permanent internal control over all economic operations, the special structural subdivision is created in the Company, not dependent on executive bodies of the Company. Its activity is supervised directly by the Board of directors of the Company.

The functions of the specified structural subdivision, the procedure of its activity, the procedure of appointment of the workers, requirements to them are defined by an internal document approved by the Board of directors of the Company.

For checking and confirming the correctness of the annual financial reporting, the Company annually employs a professional auditor who is not connected by property interests with the Company or its shareholders.

The auditor carries out auditing of financial-economic activity of the Company according to legal acts of the Russian Federation on the basis of the contract concluded with him.

The General meeting of shareholders approves the auditor of the Company. The terms and conditions of the contract concluded with the auditor, include the size of payment for his services, and are approved by the Board of directors of the Company.

Auditing of the Company's activity should be carried out at any time by the demand of shareholders with cumulative share in the authorized capital of 10 percent or more. Shareholders - initiators of auditing submit a written requirement to the Board of directors which should contain the cause of requirement, the name (names) of shareholders, quantity and category (type) of shares belonging to them, the signature of the shareholder or of his authorized proxy. If the requirement is signed by the authorized proxy, the document confirming his power of attorney should be enclosed too".

5.5. Information about the persons making up the structure of bodies controlling the issuer's financial-economic activity

The Auditing committee consists of 5 persons:

Belyaev Konstantin Vladimirovich
Year of birth: ***1968***
Education: ***postsecondary education***

Posts held during the last 5 years:
Period: ***1998 - 2001***

Organization: ***OJSC "Artelecom"***
Post: ***chief accountant***

Period: ***2001 – present time***
Organization: ***OJSC "Sviayzinvest"***
Post: ***chief accountant***

Period: ***2002 - 2002***
Organization: ***OJSC "Yartelecom"***
Post: ***member of the Board of directors***

Period: ***2002 - 2002***
Organization: ***OJSC "Artelecom"***
Post: ***member of the Board of directors***

Period: ***2003 – present time***
Organization: ***OJSC Joint Stock Commercial Bank "Sviyaz-Bank"***
Post: ***member of the Board of directors***

Equity stake in the authorized capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/controlled companies of the issuer: ***none***
Stake of ordinary shares in affiliated/controlled companies of the issuer: ***none***

Greseva Lyubov Alexandrovna
Year of birth: ***1976***
Education: ***postsecondary education***

Posts held during the last 5 years:
Period: ***1998 - 1999***
Organization: ***LLC "Permlescontract"***
Post: ***deputy to the chief accountant***

Period: ***1999 – 2000***
Organization: ***LLC "Permlescontract"***
Post: ***acting chief accountant***

Period: ***2000 - 2000***
Organization: ***LLC "Prikamie – Lada Plus"***
Post: ***chief accountant***

Period: ***2000 - 2002***
Organization: ***LLC "Sargona – Pro"***
Post: ***chief accountant***

Period: ***2002 – 2003***

Organization: ***OJSC "Sviayzinvest"***
Post: ***chief expert of the sector of internal audit of the Department of internal audit and economic analysis***

Period: ***2003 – present time***
Organization: ***OJSC "Sviayzinvest"***
Post: ***chief expert of the sector of internal audit of OJSC "Sviayzinvest" dependent companies of the Department of internal audit***

Equity stake in the authorized capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/controlled companies of the issuer: ***none***
Stake of ordinary shares in affiliated/controlled companies of the issuer: ***none***

Podosinov Sergey Vladimirovich
Year of birth: ***1971***
Education: ***postsecondary education***

Posts held during the last 5 years:
Period: ***1998 - 1999***
Organization: ***Territorial State tax inspection № 4 of Central Administrative District of Moscow***
Post: ***state tax inspector of documentary checks sector***

Period: ***1999 – 2000***
Organization: ***Territorial State tax inspection № 4 of Central Administrative District of Moscow***
Post: ***state tax inspector of the sector of on-site checks of legal entities***

Period: ***2000 – 2003***
Organization: ***OJSC "Sviayzinvest"***
Post: ***chief expert of the sector of internal audit of the Department of internal audit and economic analysis***

Period: ***2003 – present time***
Organization: ***OJSC "Sviayzinvest"***
Post: ***chief expert of the sector of internal audit of dependent companies of Inter-Regional Companies and OJSC "Rostelecom" of the Department of internal audit***

Equity stake in the authorized capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/controlled companies of the issuer: ***none***
Stake of ordinary shares in affiliated/controlled companies of the issuer: ***none***

Tareeva Larisa Valerievna
Year of birth: ***1977***
Education: ***postsecondary education***

Posts held during the last 5 years:

Period: *1999 - 2001*
Organization: *OJSC "Sviayzinvest"*
Post: *specialist of the 1-st category*

Period: *2001 –2003*
Organization: *OJSC "Sviayzinvest"*
Post: *lead specialist*

Period: *2003 – present time*
Organization: *OJSC "Sviayzinvest"*
Post: *chief specialist of the Department of direct investments and property of dependent companies*

Period: *2003 – present time*
Organization: *CJSC "Public telephone Saratov"*
Post: *member of the Board of directors*

Period: *2003 – present time*
Organization: *CJSC "Volgograd GSM"*
Post: *member of the Board of directors*

Period: *2003 – present time*
Organization: *CJSC "Uralvestcom"*
Post: *member of the Board of directors*

Period: *2003 – present time*
Organization: *CJSC "Novocom"*
Post: *member of the Board of directors*

Period: *2003 – present time*
Organization: *CJSC "Samara – Telecom"*
Post: *member of the Board of directors*

Period: *2003 – present time*
Organization: *CJSC "Yugsviayzstroi"*
Post: *member of the Board of directors*

Period: *2003 – present time*
Organization: *CJSC "Health-improving complex "Orbita"*
Post: *member of the Board of directors*

Equity stake in the authorized capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/controlled companies of the issuer: ***none***
Stake of ordinary shares in affiliated/controlled companies of the issuer: ***none***

Feklin Alexander Vasilievich
Year of birth: *1947*

Education: ***postsecondary education***

Posts held during the last 5 years:
Period: ***1998 - 2002***
Organization: ***OJSC "VolgaTelecom"***
Post: ***chief of control-auditing sector***

Period: ***2003 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***deputy to the director of the Department of internal audit***

Equity stake in the authorized capital of the issuer: ***0.0000085%***
Stake of the issuer's ordinary shares: ***0.0000085%***
Stake in affiliated/controlled companies of the issuer: ***none***
Stake of ordinary shares in affiliated/controlled companies of the issuer: ***none***

5.6. Data on the size of remuneration, benefits and/or compensation of expenses for the body controlling the issuer's financial-economic activity

Payments to control bodies for 2002: ***291 774 rubles.***

In accordance with article 7 of the Provisions on the auditing committee of the new wording as approved by joint (extraordinary) general meeting of OJSC "VolgaTelecom" shareholders of March 26, 2003 (minutes №2 of March 27, 2003), the members of the auditing committee are compensated all confirmed expenses related to their execution of their duties of the members of the auditing committee.

A member of the auditing committee gets remuneration in the amount of 50% of the size of remuneration stipulated for a member of the Board of directors.

Remuneration to the members of the auditing committee is paid during the period and in the procedure established for payment of remuneration to the members of the Board of directors.

5.7. Data on the numbers and generalized data on education and composition of the issuer's employees (workers), and also the data on the change of the numbers of the issuer's employees (workers)

The numbers of the issuer's employees (workers) including the employees (workers) working in its branches and representation offices, as well as the size of deductions for remuneration of labor and social welfare are provided below.

Indicator description	Report period of quarter III.
The numbers of employees, persons	49078
Volume of financial resources allocated for the remuneration of labor, rubles	887167900
Volume of financial resources allocated for	29645500

social welfare, rubles	
Total volume of spent financial resources, rubles	916813400

Data on the issuer's employees (workers), depending on their age and education are provided below.

Indicator description	Report period	
	Quantity	%
Employees (workers) of the age under 25 years old, %	3465	6,8
Employees (workers) of the age from 25 to 35 years old, %	13029	25,5
Employees (workers) of the age from 35 to 55 years old, %	30804	60,3
Employees (workers) of the age over 55 years old, %	3776	7,4
Total: 100%	51074	100 %
including:		
Having secondary and/or high education, %;	17665	34,6
Having elementary and/or secondary professional education, %;	22210	43,5
Having postsecondary professional education, %	11120	21,8
Having postgraduate professional education, %	79	0,1

The issuer's employees (workers) established trade union committees in all branches of the Company.

5.8. Data on any liabilities of the issuer to the employees (workers) related to their opportunities to participate in the issuer's Charter capital (share fund)

The issuer has no liabilities to the employees (workers) related to their opportunity to participate in the issuer's authorized capital.

VI. Data on the issuer's participants (stockholders) and on transactions made by the issuer in which fulfillment there was an interest

6.1. Data on the total number of the issuer's stockholders (participants)

Total number of the issuer's shareholders (participants) on the date of the end of the report quarter: *33 395*
Total number of the issuer's shareholder of record: ***270***

6.2. Data on the issuer's participants (stockholders) possessing at least 5% of the issuer's Charter capital (share fund) or at least 5% of the issuer's common stock, and also the data on participants (stockholders) of such persons, possessing at least 20% of the Charter capital (share fund) or at least 20% of their common stock

1. Full and abbreviated names:
Open Joint Stock Company "Investment company of communication"
OJSC "Sviayzinvest"

Location: ***Russian Federation, 119121, Moscow, Plyushchikha str., 55, bld. 2***
The size of the issuer's participant (shareholder) stake in the issuer's authorized capital: ***38, 0035%***
The size of the stake of the issuer's ordinary shares: ***50, 6704%***

Shareholders (participants) possessing at least 20% of the authorized capital or at least 20% of ordinary shares of the issuer's shareholder (participant):

1.1. Full and abbreviated names:
Ministry of property relations of Russian Federation
Location: ***Russian Federation, 103865, Moscow, Nikolskyi pereulok, 9***
The size of the stake of the issuer's shareholder (participant) in the authorized capital of the issuer: ***50%+1 share***
The size of the stake of the issuer's shareholder (participant) ordinary shares:
50%+1 share
The size of the stake in the issuer's authorized capital: ***none***
The size of the stake of the issuer's ordinary shares: ***none***

1.2. Full and abbreviated names:

Mustcom Limited
Location:
3 Themistoklis Dervis Street CY – 1066 Nicosia, Cyprus
The size of the stake of the issuer's shareholder (participant) in the authorized capital: ***25%+1 share***
The size of the stake of ordinary shares with the shareholder (participant) of the issuer:
25%+1 share
The size of the stake in the issuer's authorized capital: ***none***
The size of the stake of the issuer's ordinary shares: ***none***

1.3. Full and abbreviated names:
Russian Fund of Federal property
Location: ***Russian Federation, 119049, Moscow, Leninskyi avenue, 9***
The size of the stake of the shareholder (participant) in the issuer's authorized capital:
25%-2 shares
The size of the stake of ordinary shares with the shareholder (participant) of the issuer:
25%-2 shares
The size of the stake in the issuer's authorized capital: ***none***
The size of the stake of the issuer's ordinary shares: ***none***

2. Full and abbreviated names:
(shareholder of record)
"ING BANK (Eurasia) CJSC" (CLOSED JOINT STOCK COMPANY)
Location: ***Moscow, Krasnaya Presnya str., bld. 31***
The size of the stake of the issuer's participant (shareholder) in the issuer's authorized capital: ***19, 9163%***
The size of the stake of the issuer's ordinary shares: ***20, 9103%***

3. Full and abbreviated names:
(shareholder of record)
Closed Joint Stock Company "Depository – Clearing Company"
Location: ***Moscow, the 1-st Tverskaya – Yamskaya str., 13***
The size of the stake of the issuer's participant (shareholder) in the issuer's authorized capital: ***8.9473%***
The size of the stake of the issuer's ordinary shares: ***5, 5766%***

6.3. Data on participation of the state or municipal organization in the issuer's Charter capital (share fund), availability of special right ("golden share")

The size of the stake of the issuer's authorized capital being in state (**federal**) property:
0, 6004232 %
Full name:
Russian Federation represented by
Russian Fund of Federal property
Location:
119049, Moscow, Leninskyi avenue, 9

The size of the stake of the issuer's authorized capital being in state (**RF subjects**) property:

0, 0000015 %

Full name:

State unitary enterprise of Nizhny Novgorod oblast
Regional agency of favoring the investments

Location:

603086, Nizhny Novgorod, Sovnarkomovskaya str., 13

The availability of the special right for participation of Russian Federation, of Russian Federation subjects, of municipal organizations in managing the issuer – joint stock company ("golden share"):

is not stipulated.

6.4. Data on limitations for participation in the issuer's Charter capital (share fund)

In the issuer's Charter there are no limitations of the number of shares belonging to one shareholder and/or of their total face value, and/or of maximum number of votes provided to one shareholder.

There are no limitations of the stake of participation of foreign persons in the issuer's charter capital.

There are no other limitations related to participation in the issuer's charter capital.

6.5. Data on changes in the structure and scope of participation of the issuer's stockholders (participants) possessing at least 5% of the issuer's Charter capital (share fund) or at least 5% of the issuer's common stock

On June 22,1999 general meeting of shareholders of OJSC "Sviyazinform" of Nizhny Novgorod oblast (OJSC "Nizhegorodsviyazinform") took place. The date of making up the list of persons having the right to participate in annual general meeting of shareholders – April 26, 1999.

The list of shareholders possessing at least 5% of the charter capital, and also at least 5% of the Company's ordinary shares.

№№	Full and abbreviated name	Stake in the Company's charter capital, %	Stake of the Company's ordinary shares, %
1.	OJSC "Sviayzinvest"	38 %	50,6%
2.	CJSC "Bank Credit Swiss First Boston AO"	23,7%	22,9%

On June 28,2000 general meeting of shareholders of OJSC "Sviyazinform" of Nizhny Novgorod oblast (OJSC "Nizhegorodsviyazinform") took place. The date of making up the list of persons having the right to participate in annual general meeting of shareholders – May 1,2000.

The list of shareholders possessing at least 5% of the charter capital, and also at least 5% of the Company's ordinary shares.

№№	Full and abbreviated name	Stake in the Company's charter capital, %	Stake of the Company's ordinary shares, %
1.	OJSC "Sviayzinvest"	38 %	50,6%

2.	CJSC "Bank Credit Swiss First Boston AO" - shareholder of record:	18,3%	20,9%
	- RED HAND INVESTMENTS LIMITED	8,4%	11,2%
3.	CJSC "Branswik Varburg Nominees" -	5,5%	1,3%
	shareholder of record: - Fenway Services Limited	5,2%	0,9%
4.	ING BANK (EURASIA) CJSC – ING	9,0%	12,0%
	DEPOSITORY - shareholder of record: -The Bank of New York International Nominees	9,0%	12,0%

On June 25, 2001 general meeting of shareholders of OJSC "Sviyazinform" of Nizhny Novgorod oblast (OJSC "Nizhegorodsviyazinform") took place. The date of making up the list of persons having the right to participate in annual general meeting of shareholders – April 28,2001.

The list of shareholders possessing at least 5% of the charter capital, and also at least 5% of the Company's ordinary shares.

№№	Full and abbreviated name	Stake in the Company's charter capital, %	Stake of the Company's ordinary shares, %
1.	Open Joint Stock Company "Investment company of communication" (OJSC "Sviayzinvest")	38 %	50,6%
2.	CJSC "Bank Credit Swiss First Boston AO" - shareholder of record: -	18,5%	21,2%
	RED HAND INVESTMENTS LIMITED	8,4%	11,2%
3.	CJSC "DKK" – shareholder of record	5,0%	1,6%
4.	ING BANK (EURASIA) CJSC – ING DEPOSITORY - shareholder of record:	9,0%	12,0%
	-The Bank of New York International Nominees	9,0%	12,0%

On November 9, 2001 general meeting of shareholders of OJSC "Sviyazinform" of Nizhny Novgorod oblast (OJSC "Nizhegorodsviyazinform") took place. The date of making up the list of persons having the right to participate in annual general meeting of shareholders – September10, 2001.

The list of shareholders possessing at least 5% of the charter capital, and also at least 5% of the Company's ordinary shares.

№№	Full and abbreviated name	Stake in the Company's charter capital, %	Stake of the Company's ordinary shares, %
1.	Open Joint Stock Company "Investment company of communication" (OJSC "Sviayzinvest")	38 %	50,6%
2.	CJSC "Bank Credit Swiss First Boston AO" -shareholder of record:	18,3%	21,0%
	- RED HAND INVESTMENTS LIMITED	8,4%	11,2%
3.	ING BANK (EURASIA) CJSC – ING DEPOSITORY - shareholder of record:	9,0%	12,0%
	-The Bank of New York International Nominees	9,0%	12,0%

On June 28,2002 general meeting of shareholders of OJSC "Sviyazinform" of Nizhny Novgorod oblast (OJSC "Nizhegorodsviyazinform") took place. The date of making up the list of persons having the right to participate in annual general meeting of shareholders – May 9,2002.

The list of shareholders possessing at least 5% of the charter capital, and also at least 5% of the Company's ordinary shares.

№№	Full and abbreviated name	Stake in the Company's charter capital, %	Stake of the Company's ordinary shares, %
1.	Open Joint Stock Company "Investment company of communication" (OJSC "Sviayzinvest")	38 %	50,6%
2.	"JP MORGAN CHASE BANK"	8,9%	11,1%
3.	RED HAND INVESTMENTS LIMITED	8,4%	11,2%

On February 12,2003 extraordinary general meeting of shareholders of OJSC "VolgaTelecom" took place. The date of making up the list of persons having the right to participate in annual general meeting of shareholders – December 26,2003.

The list of shareholders possessing at least 5% of the charter capital, and also at least 5% of the Company's ordinary shares.

№№	Full and abbreviated name	Stake in the Company's charter capital, %	Stake of the Company's ordinary shares, %
1.	Open Joint Stock Company "Investment company of communication" (OJSC "Sviayzinvest")	38 %	50,6%
2.	Closed Joint Stock Company "Depository-Clearing Company"	5,2%	7,0%
3.	"ING BANK (EURASIA) CJSC" (Closed Joint Stock Company)	11,9%	15,9%

On March 26,2003 joint (extraordinary) general meeting of shareholders of OJSC "VolgaTelecom" took place. The date of making up the list of persons having the right to participate in annual general meeting of shareholders – January 24,2003.

The list of shareholders possessing at least 5% of the charter capital, and also at least 5% of the Company's ordinary shares.

№№	Full and abbreviated name	Stake in the Company's charter capital, %	Stake of the Company's ordinary shares, %
1.	Open Joint Stock Company "Investment company of communication" (OJSC "Sviayzinvest")	38 %	50,6%
2.	Closed Joint Stock Company "Depository-Clearing Company"	9,9%	7,2%
3.	"ING BANK (EURASIA) CJSC" (Closed Joint Stock Company)	14,7%	15,6%

On June 27,2003 annual general meeting of shareholders of OJSC "VolgaTelecom" took place. The date of making up the list of persons having the right to participate in annual general meeting of shareholders – May 8,2003.

The list of shareholders possessing at least 5% of the charter capital, and also at least 5% of the Company's ordinary shares.

№№	Full and abbreviated name	Stake in the Company's charter capital of registered ordinary shares, %	Stake of the Company's ordinary shares, %
1.	Open Joint Stock Company "Investment company of communication" (OJSC "Sviayzinvest")	38 %	50,6%
2.	Closed Joint Stock Company "Depository-Clearing Company"	4,9%	6,6%
3.	"ING BANK (EURASIA) CJSC" (Closed Joint Stock Company)	14,0%	18,7%

6.6. Data on the transactions made by the issuer in which there was an interest

See appendix.

6.7. Data on the size of the accounts receivable

Thousand rubles

Kind of accounts receivable	Maturity						
	As of 01.10.03	To 30 days	From 30 to 60 days	From 60 to 90 days	From 90 to 180 days	From 180 to 1 year	Over 1 year
Accounts receivable, total, including:	1 726 653	930 336	651 103	145 214			
Overdue receivable	586 762	586 762					
Buyers and customers	1 263 126	682 088	479 988	101 050			
Bills receivable	386	386					
Debt of affiliated and dependent companies	-						
Debt of participants (founders0 for contributions in the charter capital	-						
Paid advances	217 606	134 916	82 690				
Other accounts receivable	245 535	112 946	88 425	44 164			

In the structure of the issuer's accounts receivable for the corresponding report period there are no accounts receivable the stake of which makes up 10 or more percent of the total accounts

receivable.

VII. The issuer's accounting reporting and other financial information

7.1. The issuer's annual accounting reporting

The issuer's annual accounting reporting for the last accomplished fiscal year in the report quarter is not provided.

7.2. The issuer's quarterly accounting reporting for the last accomplished report quarter

Form 1, 2 and Executive Summary in accordance with International standards of accounting reporting – the issuer's quarterly accounting reporting for the report quarter (see appendix).

7.3. The issuer's summary accounting reporting for the last three accomplished fiscal years or for each accomplished fiscal year

The issuer's summary (consolidated) accounting reporting in the report quarter is not provided.

7.4. Data on total amount of export, and also on the share of export in the total volume of sales

The issuer does not provide services outside Russian Federation boarders.

7.5. Data on essential changes occurred in the structure of the issuer's property following the date of ending of the last accomplished fiscal year

There were no essential facts affecting the issuer's financial-economic activity occurred during the period after the date of ending of the last accomplished fiscal year to the date of ending of the report quarter. And namely, there were no essential changes in the structure of the property, there were no acquisitions and alienation under any grounds of other property the cost of which exceeds 5% of the balance sheet value.

7.6. Data on the issuer's participation in legal processes in case, when such participation may essentially affect the issuer's financial-economic activity

The issuer did not participate in legal processes which could essentially affect its financial-economic activity.

VIII. Additional data on the issuer and issuing securities placed by the issuer

8.1. Additional data on the issuer

8.1.1. Data on the size, structure of the issuer's Charter capital (share fund).

The size of the issuer's charter capital on the date of ending of the last report quarter (rubles):
1 639 764 970
Breakdown of the charter capital by the shares category:
Ordinary shares (pieces): ***245 969 590***
Total face value (rubles): ***1 229 847 950***
The size of the stake in the charter capital: ***75.001477 %***
Preferred shares (pieces): ***81 983 404***
Total face value (rubles): ***409 917 020***
The size of the stake in the charter capital: ***24.998523 %***

A part of the issuer's shares is circulating outside Russian Federation by way of circulation in accordance with foreign right of securities of foreign issuers certifying the rights in relation to the issuer's shares.

Category (type) of shares circulating outside Russian Federation:

Registered paperless ordinary shares

The stake of shares circulating outside Russian Federation of the total number of shares of the corresponding category (type): ***8,923 %***

The name, location of foreign issuer the securities of which certify the rights in relation to the issuer's shares of the corresponding category (type):

"JP Morgan Chase Bank"
USA, NY, New York

Brief description of the program (program type) of the issue of securities of the foreign issuer, certifying the rights in relation to the shares of the corresponding category (type):

*In October 1997 there was registered the Program of American Depositary Receipts of Level I **(Level I ADR Program)** for the issuer's ordinary shares. One ADR corresponds to 2 shares. The ADRs are circulated at the USA OTC market, and also at Berlin and Frankfurt stock exchanges.*

The data on obtaining the permission of Federal commission to allow the issuer's shares of the corresponding category (type) for circulation outside Russian Federation:

In accordance with item 2 of Regulation of Russia's FCSM № 3 of March 13,2001 the requirement of obtaining Russia's FCSM permission to allow the circulation of issuing securities of Russian issuers outside Russian Federation in the form of ADRs is not related to securities circulating in the specified form on the effective date of the Regulation, correspondingly the issuer did not file earlier to obtain the related permission of Russia's FCSM. Currently, the issuer's legal advisor is engaged in the issue of obtaining such a permission.

The name of a foreign trader (trade organizer) via which the securities of the foreign issuer are circulating, which certify the rights in relation to the issuer's shares:

At this stage there is no foreign trade organizer.

Other data on the circulation of the issuer's shares outside Russian Federation are provided by

the issuer's sole discretion:

Since April 2002 the Depository Bank is JP Morgan Chase Bank.

8.1.2. Data on the changes in the size of the issuer's Charter capital (share fund).

The size and the structure of the issuer's charter capital as of 01.01.1998:

The size of the issuer's charter capital (rubles): ***583 387 500***

Breakdown of the charter capital by the shares category:

Ordinary shares (pieces): **87 508 200**

Total face value (rubles): ***437 541 000***

The size of the stake in the charter capital: ***75.000064 %***

Preferred shares (pieces): ***81 983 404***

Total face value (rubles): ***29 169 300***

The size of the stake in the charter capital: ***24.999936 %***

The name of the issuer's management body that made the decision on the change of the size of the issuer's charter capital:

Shareholders general meeting

The date of making up and the number of protocol of the meeting (session) of the issuer's management body when the decision was made on the change of the size of the issuer's charter capital:

March 27, 2003, protocol № 2

The size of the issuer's charter capital after the change:

1 639 764 970 rubles

8.1.3. Data on forming and usage of reserve fund and also on other funds of the issuer

.

The fund's name	The size by the end of the report quarter	The size of returns to the fund	The volume of resources used from the fund in the report quarter	The areas of resources usage
Reserve fund	81 988	---	---	---
The fund of social welfare	---	---		---
Consumption fund	---	---	---	---
Accumulation fund	---	---	---	---

The reserve fund is formed in accordance with OJSC "VolgaTelecom" Charter, 5% of the Company's Charter capital, which makes up 81 988 thousand rubles as of 01.10.2003. During 2003 the resources of the fund were not used. OJSC "VolgaTelecom" does not form other funds.

8.1.4. Data on the procedure of convening and holding a meeting (session) of the issuer's highest management body

1. Shareholders general meeting is the highest management body of the Company.

2. Notification on holding shareholders general meeting should be made at least 20 days, and the notification on holding shareholders general meeting with the agenda containing the Company's reorganization issue – at least 30 days prior to the date of its holding.

In case, if the proposed agenda for extraordinary general meeting of shareholders contains the issue of electing the Company's Board of directors, the notification on the extraordinary general meeting of shareholders holding should be made at least 50 days prior to its holding.

During the specified periods the notification on holding general meeting of shareholders should be forwarded to each person indicated in the list of persons having the right to participate in shareholders general meeting, by registered mail or delivered to each of the specified persons against the signature, or should be published in "Rossiskaya gazeta" newspaper.

3. Shareholders general meetings, held in addition to the annual one, are extraordinary ones.

Extraordinary general meeting of shareholders is held by the decision of the Board of directors basing on its own initiative, demand of the Company's auditing committee, the Company's auditor, and also by shareholders (shareholder) who are the owners of at least 10% of the Company's voting shares on the date of the demand submission. The convocation of extraordinary general meeting of shareholders by the demand of the Company's Auditing committee, by the Company's auditor or by shareholders (shareholder) who are the owners of at least 10% of the Company's voting shares is carried out by the Company's Board of directors.

Proposals on including the issues into the agenda of the annual general meeting of shareholders and proposals on nominating the candidates into the Company's bodies, elected by shareholders general meeting may be made, and the demands on holding extraordinary general meeting may provided by:

- mail to the address (location) of the Company's sole executive body, contained in a single state register of legal entities;
- delivering against signature to the person carrying out the functions of the Company's sole executive body, to the Chairman of the Company's Board of directors, to the Company's Corporate secretary, or to other person authorized to receive written correspondence addressed to the Company;
- delivering via facsimile communication.

4. Annual general meeting of shareholders is held not earlier than in four months and not later than in six months after the fiscal year end.

Extraordinary general meeting of shareholders, convened by the demand of the Company's Auditing committee, by the Company's auditor or by shareholders (shareholder) who are the owners of at least 10% of the Company's voting shares should be held within 40 days since the date of submission of the demand on holding extraordinary general meeting of shareholders.

Extraordinary general meeting of shareholders, convened by the demand of the Company's Auditing committee, by the Company's auditor or by shareholders (shareholder) who are the owners of at least 10% of the Company's voting shares; the agenda of this meeting containing the issue of electing the Company's board of directors, should be held within 70 days since the date of submission of the demand on holding extraordinary general meeting of shareholders.

In case, when the number of the members of the Company's Board of directors becomes less than the quorum for holding the sessions of the Company's Board of directors, the extraordinary general meeting of shareholders convened by the decision of the Company's Board of directors basing on its own initiative for the solution of the issue on electing the Company's Board of directors, should be held within 70 days since the date of adopting the resolution on its holding by the Company's Board of directors.

5. Shareholders (shareholder), who are in aggregate the owners of at least 2 % of the Company's voting shares, have the right to put the issues on the agenda of the annual general meeting of shareholders and nominate the candidates to the Company's Board of directors, the Company's Auditing committee, the number of which cannot exceed the quantitative structure of the

corresponding body as established by this Charter. Such proposals should come to the Company not later than in 60 days following the fiscal year end.

Proposals on putting the issues on the agenda of the annual general meeting of shareholders and on nominating the candidates to the Company's bodies elected by shareholders general meeting should contain the information stipulated by Article 53 of Federal law "On joint stock companies". The demand on holding extraordinary general meeting of shareholders should contain the information stipulated by Article 55 of federal law "On joint stock companies". The proposal on nominating the candidates to the Company's bodies elected by shareholders general meeting, contained in the demand on holding extraordinary general meeting of shareholders, is covered by the corresponding requirements of article 53 of federal law "On joint stock companies".

6. The persons, having the right to participate in general meeting of shareholders, as per the procedure and to the address (addresses) indicated in the notification on holding of general meeting of shareholders, are provided the following information (materials):

Annual accounting reporting, including the auditor's report, the Company's Auditing committee report based on the results of the annual accounting reporting check;

Data on the candidates to the Company's Board of directors, to the Company's Auditing committee;

The draft of changes and addenda introduced to the Company's Charter, or the draft of the Company's Charter in a new wording;

The drafts of the Company's internal documents;

The drafts of other documents, the adoption of which is stipulated by the drafts of resolutions of shareholders general meeting;

The drafts of resolutions of shareholders general meeting;

Other information (materials) required for provision in accordance with current legislation;

Other information (materials) for adopting the resolutions on the issues of the agenda of shareholders general meeting, included by the Board of directors into the list of information (materials) provided to the shareholders during the preparation for holding shareholders general meeting.

8.1.5. Data on commercial organizations in which the issuer possesses at least 5% of the Charter capital (share fund) or at least 5% of the common stock

Full (abbreviated) name, location	Stake of OJSC "Volga Telecom"		The organization's stake		The structure of the Board of directors of the organization			The structure of the Management board (directorate) of the organization			Sole executive body of the organization		
	In charter capital of the organization, %	Of ordinary shares of the organization, %	In Charter capital of OJSC "VolgaTelecom", %	Of ordinary shares of OJSC "VolgaTelecom", %	Name, year of birth	Person's share		Name, year of birth	Person's share		Name, year of birth	Person's share	
						In charter capital of the organization, %	Of ordinary shares of the organization, %		In charter capital of the organization, %	Of ordinary shares of the organization, %		In charter capital of the organization, %	Of ordinary shares of the organization, %
Closed Joint Stock Company "Nizhny Novgorod Cellular Communication" (CJSC "NCC") Nizhny Novgorod, Gorky sq., Post House	100	100	-	-	Chairman - Lyulin Vladimir Fedorovich, - 1938 ; Grigorieva Lyubov Ivanovna -1953 ; Kozin Vladimir Vladimirovich – 1970.; Petrov Mikhail Victorovich –1973.	- - - -	- - - -	Petrov Mikhail Victorovich –1973; Molkov Alexander Alexandrovich - 1959; Martynova Larisa Vladimirovna-1971; Ponomarenko Anatolyi Anatolyievich-1971 ; Ershov Oleg Vladimirovich-1977.	- - - - -	- - - - -	Petrov Mikhail Victorovich –1973.	-	-

Limited Liability Company "Udmurtskie cellular networks-450" (LLC "UCN-450"), Izhevsk, Pushkinskaya str.,, 206	100	-	-	-	Chairman – Fomichev Sergey Mironovich-1939; Pozdeev Arkadyi Nikolaevich-1947; Petrov Mikhail Victorovich-1973.	- - -	- - -	The Company's Charter does not stipulate joint executive body	Pozdeev Arkadyi Nikolaevich-1947.	-	-
Closed Joint Stock Company "TeleSviayzInform" (CJSC "TSI"), Saransk, Bolshevistskaya str., 13	100	100	-	-	The Company's Charter does not stipulate the Board of directors			The Company's Charter does not stipulate joint executive body	Nazarov Igor Nikolaevich-1963.	-	-
Limited liability Company "Vyatka Page" (LLC "Vyatka Page"), Kirov, Uralskaya str., 1	91	-	-	-	Chairman – Tarakanov Victor Evgenievich-1951; Kushakina Juliya Alexandrovna - 1974; Popov Alexey Vladimirovich - 1971.	- -	- -	The Company's Charter does not stipulate joint executive body	Zelentsov Maxim Maximovich-1949.	-	-
Closed Joint Stock Company "Digital telecommunications" (CJSC "Digital telecommunications"), Cheboksary, Shumilova str., 20	81,25	81,25	0,000558	-	The Company's Charter does not stipulate the Board of directors			The Company's Charter does not stipulate joint executive body	Gorshenin Vladimir Serafimovich-1950.	-	-
Closed Joint Stock Company "Pulse-Radio Yoshkar-Ola" (CJSC "Pulse-Radio Yoshkar-Ola"), Yoshkar-Ola, Sovietskaya str., 138	61	61	-	-	Chairman –Kirillov Alexander Ivanovich -1956; Kurmuzakov Alexander Nikolaevich-1956; Loginov Sergey Mikhailovich-1964.	- - -	- - -	The Company's Charter does not stipulate joint executive body	Baizigidova Galina Nikolaevna-1964.	-	-

Closed Joint Stock Company "Cellular communication of Mordoviya" (CJSC "CCM"), Saransk, Kommunisticheskaya str., 52	60	60	-	-	Chairman – Mozgachev Gennadyi Nikolaevich-1954; Konovalov Sergey Nikolaevich-1953; Shuleshov Nikolai Mikhailovich-1949 ; Torosyan Andrey Tsolakovich-1963 ; Tukachinskyi Alexander Mikhailovich-1971 .	- - - - -	- - - - -	The Company's Charter does not stipulate joint executive body	Semenov Viyacheslav Iliich-1940	-	-
Limited Liability Company Private security enterprise "ROS" (LLC PSE "ROS"), Penza, Dzershinskogo str., 30	60	-	-	-	The Board of directors is not elected due to the preparation to liquidation			The Company's Charter does not stipulate joint executive body	Shpagin Alexander Borisovich-1962.	-	-
Limited Liability Company "Vyatskaya cellular communication"(LLC "VCC"), Kirov, Uralskaya str., 1	51	-	-	-	Chairman – Popovskyi Valeryi Petrovich-1941 ; Arapov Yuryi Vasilievich-1962; Golubeva Svetlana Nikolaevna-1965; Fursova Tatiana Alexeevna-1958; Dremin Alexander Ivanovich -1948.	- - - - -	- - - - -	The Company's Charter does not stipulate joint executive body	Dremin Alexander Ivanovich -1948.	-	-
Limited Liability Company "Radio-Resonance" (LLC "Radio-Resonance"), Nizhny Novgorod, Okskyi sized, 8	51	-	-	-	The Company's Charter does not stipulate the Board of directors			The Company's Charter does not stipulate joint executive body	Vilkov Nikolai Ivanovich -1954.	-	-

Closed Joint Stock Company "Orenburg-GSM" (CJSC "Orenburg-GSM"), Orenburg, Volodarskogo str., 11	51	51	-	-	Chairwoman – Grigorieva Lyubov Ivanovna-1953; Kukina Elena Alexandrovna-1977; Petrov Mikhail Victorovich-1973; Girev Andrey Vitalievich-1973; Kiryushin Gennadyi Vasilievich-1949.	- - - - -	- - - - -	Till September 16, 2003 the Company's Charter did not stipulate the creation of the Management board	Ivanov Dmitryi Vladimirovich-1971.	-	-
Closed Joint Stock Company "Ulyanovsk-GSM" (CJSC "Ulyanovsk-GSM"), Ulyanovsk, L.Tolstoy str., 60	51	51	-	-	Chairman – Karyukanov Anatolyi Sergeevich-1941; Kukina Elena Alexandrovna-1977; Petrov Mikhail Victorovich-1973; Maslennik Yuryi Vasilievich-1950; Skvortsov Boris Vladimirovich-1941.	- - - - -	- - - - -	The Company's Charter does not stipulate joint executive body	Efimov Vladimir Borisovich-1954.	-	-
Limited Liability Company "Izhcom" (LLC "Izhcom"), Izhevsk, Pushkinskaya str., 278	51	-	-	-	The Company's Charter does not stipulate the Board of directors			The Company's Charter does not stipulate joint executive body	Shevtsov Valeryi Kirillovich-1948.	-	-

Closed Joint Stock Company "Public telephone Saratov" (CJSC "PTS"), Saratov, Kiseleva str., 40	50% +1 share	50	-	-	Chairman – Korolkov Oleg Animpadistovich – 1941; Antony Georgeo-1947 ; Molozanov Alexander –1962 ; Ivanov Vladimir Romanovich-1936 ; Tareeva Larisa Valirievna -1977; Petrov Mikhail Victorovich-1973.	- - - - - -	- - - - - -	The Company's Charter does not stipulate joint executive body	Kalinin Andrey Evgenievich-1955.	-	-
Closed Joint Stock Company "Nizhny Novgorod radio telephone" (CJSC "Nizhny Novgorod radio telephone"), Nizhny Novgorod, Gorky sq., Post House	50	50	-	-	Chairman – Molozanov Alexander -1962; Lyulin Vladimir Fedorovich-1938; Kukina Elena Alexandrovna—1977; Karashtin Mikhail Pavlovich -1949 ; Ivanov Vladimir Romanovich-1936 ; Antony Deorgeo-1947.	- - - - - -	- - - - - -	The Company's Charter does not stipulate joint executive body	Karashtin Mikhail Pavlovich -1949.	-	-
Closed Joint Stock Company "Saratov Mobile") CJSC "Saratov Mobile"), Saratov, Kiseleva str., 40	50	50	-	-	Chairman – Mariana Tsrnyak-1942; Gart Cable Self-1960; Grigorieva Lyubov Ivanovna-1953; Komarov Igor Evgenievich-1966.	- - - -	- - - -	Is not elected due to the lack of candidates proposed by shareholders in accordance with the Company's Charter	Korolkov Igor Olegovich-1969.	-	-

Closed Joint Stock Company "Chery Page" (CJSC "Chery Page"), Cheboksary, K.Ivanova str., 83	50	50	-	-	The Company's Charter does not stipulate the Board of directors			The Company's Charter does not stipulate joint executive body			Zhizhko Anatolyi Gennadievich-1965 .	-	-
Closed Joint Stock Company "Digital networks of Udmurtiya-900" (CJSC "DNU-900"), Izhevsk, Pushkinskaya str., 278	49	49	0,009761	0,003586	Chairman - Smirnov Mikhail Alexeevich-1950; Vinogradov Andrey Valentinovich-1973; Blinov Andrey Konstantinovich-1965; Sokovnikov Sergey Ivanovich-1963.; Biryukov Alexander Petrovich-1948; Kalashnikova Galina Nikolaevna-1961.	- - - - - -	- - - - - -	The Company's Charter does not stipulate joint executive body			Sokovnikov Sergey Ivanovich-1963.	-	-
Open Joint Stock Company "Informational commercial networks "Omrix" (OJSC ICN "Omrix"), RF, Orenburg	42,4	42,4	-	-	Chairman - Grechushev Nikolai Fedorovich-1948 ; Kushavina Yuliya Alexandrovna-1974; Trapistyn Artur Vikentievich-1971; Fedorova Svetlana Andreevna-1967.; Fefelov Victor Andreevich-1941.	0,7 - - - 0,7	0,7 - - - 0,7	The Company's Charter does not stipulate joint executive body			Ponomarev Vladimir Ivanovich-1945.	0,5	0,5
Closed Joint Stock Company Commercial Bank "C-Bank" (JSCB "C-Bank"), Izhevsk, Lenin str., 6	41,73	41,73	0,027577	0,012549	Bolshakov Sergey Ivanovich-1955 ; Madatov Vladimir Andreevich-1965 ; Chairwoman-Sipatova Taisiya Mikhailov	- - -	- - -	Viaylshin Alexander Pavlovich-1951; Malykh Irina Vitalievna-1954; Fariseev Valeryi Mikhailovich-1954.	0,6 0,6 0,6	0,6 0,6 0,6	Fariseev Valeryi Mikhailovich-1954.	0,6	0,6

Closed Joint Stock Company "Pulse-Radio" (CJSC "Pulse-Radio"), Yoshkar-Ola, Sovietskaya str., 138	40	40	-	-	Chairman – Kirillov Alexander Ivanovich –1956; Kurmuzakov Alexander Nikolaevich- 1956; Vasilkova Lyudmila Nikolaevna- 1951.	- - -	- - -	The Company's Charter does not stipulate joint executive body			Kurmuzakov Alexander Nikolaevich- 1956.	-	-
Open Joint Stock Company "Telesot" (OJSC "Telesot"), Orenburg, Tereshkovoyi str., 257	32,4	32,4	-	-	Chairman – Vasilenkov Oleg Ilyich-1940; Gafarov Nail Anatolievich-1953; Budaev Alexander Petrovich-1948; Kolychenkov Yuryi Ivanovich -1956; Udodova Galina Nikolaevna-1963.	- - - - -	- - - - -	The Company's Charter does not stipulate joint executive body			Budaev Alexander Petrovich -1948.	-	-
Closed Joint Stock Company "Chuvashiya Mobile" (CJSC "Chuvashiya Mobile"), Cheboksary, K.Ivanova str., 83	30	30	-	-	Chairman – Gart Cable Self-1960; Mariyan-Tsryak-1942; William Krocker-1951; Zaraiskyi Victor Yakovlevich-1949; Martynova Larisa Vladimirovna-1971.	- - - - -	- - - - -	Dubinin Vladimir Ilyich-1955; Desago Alexander Stepanovich-1957.	- -	-	Dubinin Vladimir Ilyich-1955.	-	-

Closed Joint Stock Company "Samara-Telecom" (CJSC "Samara-Telecom"), samara, Polevaya str., 43	27,8	27,8	-	-	Chairman - Skvortsov Boris Vladimirovich-1941; Tareeva Larisa Valerievna-1977; Kiryushin Gennadyi Vasilievich-1949; Klishin Vitalyi Mikhailovich-1974; Khusainov Mikhail Achilovich-1961; Vitevskyi Alexander Vladimirovich-1962; Skvortsov Andrey Borisovich-1964.	- - - - - - 1,7	- - - - - - 1,7	The Company's Charter does not stipulate joint executive body	Skvortsov Andrey Borisovich-1964.	1,7	1,7
Closed Joint Stock Company "Ericcson sviayz" (CJSC "Ericcson sviyaz"), Nizhny Novgorod, Gagarin av., 37	24	24	-	-	It does not carry out the activity						
Limited Liability Company "Agrocompany "Reanta" (LLC "Agrocompany "Reanta"), Yoshkar-Ola, Chavaina blvd., 11a	20,86	-	-	-	The Company's Charter does not stipulate the Board of directors			The Company's Charter does not stipulate joint executive body	Syskov Victor Sergeevich – 1967 .	79,14	79,14
Limited Liability Company Commercial-production company "NN-Rossviyazinform" (LLC CPC "Rossviyazinform"), Nizhny Novgorod, Gorky sq., Post House	20	-	-	-	The Company's Charter does not stipulate the Board of directors			The Company's Charter does not stipulate joint executive body	Alyshev Vadim Petrovich -1950.	80	80

Closed Joint Stock Company "Sotel-Nizhny Novgorod" (CJSC "Sotel-Nizhny Novgorod"), Sovietskaya sq., 2	20	20	-	-	Arapov Yuryi Vasilievich-1962; Barsukov Anatolyi Gennadievich-1946; Chairman - Lyulin Vladimir Fedorovich-1938; Sviridov Georgyi Victorovich-1970 ; Tolstonogov Nikolai Ivanovich -1944.	- - - - -	- - - - -	The Company's Charter does not stipulate joint executive body	Barsukov Anatolyi Gennadievich-1946.	-	-
Limited Liability Partnership "EX-TV" (LLP "EX-TV"), Yoshkar-Ola, Osipenko str., 50	19,4	-	-	-	Has been liquidated						
Limited Liability Company "Raduga-poisk" (LLC "Raduga-poisk"), Nizhny Novgorod, Kovalikhinskaya str., 2a	18,2	-	-	-	Chairman - Tolstonogov Nikolai Ivanovich -1944; Bakhaev Mikhail Anatolievich-1952 ; Denisov Yuryi Sergeevich-1940; Korshunov Sergey Maximovich-1944; Tulyakov Yuryi Mikhailovich-1946 .	- - - - -	- - - - -	The Company's Charter does not stipulate joint executive body	Tulyakov Yuryi Mikhailovich-1946.	-	-

Open Joint Stock Company "TATINCOM-T" (OJSC "TATINCOM-T"), RF, the Republic of Tatarstan, Kazan, Lomzhinskaya str., 20A	17,86	17,86	-	-	Chairman - Ibragimov Nail Gabdubarievich – 1955; Feldman Semen Afraimovich-1936; Lavushenko Vladimir Pavlovich -1949; Gorodnyi Victor Isakovich-1952; Mukhamadeev Rustam Nabiushovich-1952; Bespalov Alexey Petrovich-1974; Safin Damir Victimirovich-1950 ; Akhmetzyanov Rustam Rasimovich-1959 ; Gadylyshin Murat Asfandiarovich-1958; Shaidullin Lenart Zaineevich-1943 ; Arslanov Artur Shamievich-1964 .	- - - - - - - - - - -	- - - - - - - - - - -	The Company's Charter does not stipulate joint executive body	Shaidullin Lenart Zaineevich-1943 .	-	-
Closed Joint Stock Company "Reg-Time" (CJSC "Reg-Time"), Samara, Krasnodonsk str., 68	17	17	-	-	Abdrashitov Rafail Fenoevich -1968; Chairwoman – Kosytsyna Tatiana Andreevna-1957.; Kuperman Valentin Vladlenovich-1956; Poverinov Evgenyi Nikolaevich-1952; Sheinikova Liliya Zinovievna-1956.	- - - - 7,27	- - - - 7,27	The Company's Charter does not stipulate joint executive body	Sheinikova Liliya Zinovievna-1956.	7,27	7,27

Closed Joint Stock Company "Samarasviayzinform" (CJSC "Samarasviayzinform"), Samara, Samarskaya str., 72	16,9	16,9	-	-	Voevodin Alexey Mikhailovich- 1954; Chairman - Limanskyi Nikolai Sergeevich-1948; Ershov Andrey Yurievich -1971; Velichko Victor Grigorievich-1956; Petrov Boris Valerievich-1971.	23,1 24,6 - - -	23,1 24,6 - - -	The Company's Charter does not stipulate joint executive body	Voevodin Alexey Mikhailovich-1954.	23,1	23,1
Closed Joint Stock Company "Rostelegraph" (CJSC "Rostelegraph"), Moscow, Tverskaya str., 7	15,69	15,69	-	-	Zabolotnyi Igor Victorovich-1967; Kuzmenko Yuryi Vasilievich-1949; Chaiman- Martyrosyan Vaagn Artavazdovich-1951; Pirlyu Konstantin Vladimirovich-1956; Prilipko Victor Ivanovich -1944; Putilov Vladimir Yakovlevich-1947; Rybakina Olga Matveevna-1955; Ryazantsev Pavel Alexandrovich-1948; Tokarenko Sergey Andreevich-1960.	- - - - - - - - -	- - - - - - - - -	The Company's Charter does not stipulate joint executive body	Prilipko Victor Ivanovich -1944.	-	-

Limited Liability Company "Processing center "Union Card" Nizhny Novgorod (LLC "Union Card" NN"), Nizhny Novgorod, Varvarskaya str., 32	15	-	-	-	The Company's Charter does not stipulate the Board of directors			The Company's Charter does not stipulate joint executive body	Skornyakov Alexander Konstantinovich-1969.	24,57	-
Closed Joint Stock Company "Saratov system of cellular communication" (CJSC "SSCC"), Saratov, 50 years of October avenue, 110a	15	15	-	-	Avanesov Yuryi Sergeevich-1947; Arapov Yuryi Vasilievich-1962; Kasin Mikhail Gavrilovich-1951; Korolkov Oleg Animpadistovich-1941; Umnov Sergey Georgievich-1950; Chairman - Umnov Georgyi Arkhipovich-1927; Fomin Yuryi Arkadievich-1944.	- - - - - - -	- - - - - - -	The Company's Charter does not stipulate joint executive body	Fomin Yuryi Arkadievich-1944.	5	5
Closed Joint Stock Company "Center of Authorial Medical Technologies and Innovations" (CJSC "CAMTI"), RF, the Republic of Mordoviya, Saransk	14	14	-	-	Kondratiev Alexey Ivanovich; Mozgachev Gennadyi Nikolaevich-1954; Taraskina Vera Ivanovna	28,57 - 28,57	28,57 - 28,57	The Company's Charter does not stipulate joint executive body	Taraskina Vera Ivanovna	28,57	28,57

Closed Joint Stock Company Science-Engineering center "Comset" (CJSC SEC "Comset"), Moscow, Zelenyi pr., 7	11,09	11,09	-	-	Chairman - Adzhimov Alexander Sergeevich-1955; Amaryan Ruben Andronikovich-1949 ; Dedoborshch Vasilyi Grigorievich-1929; Mavlyutov Khamzya Izmailovich-1951; Mikhalevskyi Petr Valerievich-1975; Savlukov Nikolai Victorovich-1958; Soloviev Sergey Prokofievich-1946; Terekhov Vladimir Vladimirovich-1958 ; Fedoseev Alexander Petrovich -1956.	3,68 - 2,27 - - - 3,68 - -	3,68 - 2,27 - - - 3,68 - -	The Company's Charter does not stipulate joint executive body	Soloviev Sergey Prokofievich-1946 .	3,68	3,68
Closed Joint Stock Company "Agency for protection of competition and consumer rights" (CJSC "ECAD") , Pavlovo town of Nizhny Novgorod oblast, Suvorova str., 1	10,4	10,4	-	-	Liquidated on the basis of the court decision						

Closed Joint Stock Company "TeleRoss-Samara" (CJSC "TeleRoss-Samara"), Samara, Polevaya str., 43	10	10	-	-	Chairman - Kudryavtsev Alexey Georgievich-1954; Ishmaev Yuryi Alfatovich-1953; Daniel Horemans -1960; Skvortsov Andrey Borisovich-1964; Skvortsov Boris Vladimirovich-1941; Kapustina Valentina Ivanovna-1948.	- - - - - -	- - - - - -	The Company's Charter does not stipulate joint executive body			Mostovoyi Grigoryi Mikhailovich-1946.	-	-
Limited liability Company "Samara payphone" (LLC "Samara payphone"), Samara, Penzenskaya str., 68	10	-	-	-	It is in the process of liquidation								
Closed Joint Stock Company Commercial Bank "ROSBANK-VOLGA" (CJSC Bank "ROSBANK-VOLGA"), Nizhny Novgorod, Novaya str., 17b	8,31	8,31	-	-	Zheludov Evgenyi Alexeevich-1943; Lelyavskyi Mikhail Igorevich-1965; Novikov Vladimir Petrovich-1952; Romanchik Vadim Victorovich-1964; Chairman – Silenko Boris Anatolievich-1963; Faev Andrey Vladimirovich-1974; Yakunin Alexander Alexandrovich-1962.	- - - - 4,93 - -	- - - - 4,93 - -	Novikov Vladimir Petrovich-1952; Zinovieva Irina Vitalievna -1961; Klyuchnikov Oleg Gennadievich-1966; Pozdysheva Tamara Rurovna-1954.	- - - -	- - - -	Novikov Vladimir Petrovich -1952.	-	-

Closed Joint Stock Company "Startcom" (CJSC "Startcom"), Moscow-49, GSP-1, 2-nd Spasonalivkovskyi per., 1	7,4	7,4	-	-	Chairman - Pozhidaev igor Veniaminovich-1963; Sladkov Alexey Yurievich -1961.; Razumovskyi Lev Grigorievich-1962. Onikul Boris Vitalievich-1964. Kharchenko Sergey Nikolaevich-1969.	- - - - -	- - - - -	The Company's Charter does not stipulate joint executive body	Razumovskyi Lev Grigorievich-1962.	-	-
Closed Joint Stock Company "RusLeasingSviayz" (CJSC "RusLeasingSviayz"),, Moscow, B-49, 2-nd Spasonalivkovskyi per., 6	7,3	7,3	-	-	Dubovoyi Konstantin Gennadievich-1951. Ismailov Vladimir Alexandrovich-1966; Kuzyaev Sergey Ivanovich -1962.; Kurashova Valentina Victorovna-1952.; Lopatin Alexander Vladimirovich-1964; Polnykov Alexander Ilyich-1943 ; Robert J Hodzik-1949; Tishkin Oleg Vladimirovich-1963; Chairman – Yurchenko Evgenyi Valerievich-1968 .	- - - - - - - - - -	- - - - - - - - - -	The Company's Charter does not stipulate joint executive body	Dubovoyi Konstantin Gennadievich-1951.	-	-

Limited Liability Company "PAKT" (LLC "PAKT"), Penza, Stroiteleyi pr., 130-248	6,25	-	-	-	Antonov Gennadyi Mikhailovich-1954; Belogrivtseva Lyubov Nikolaevna-1952; Chairman -Romasin Andrey Yurievich -1981; Nazarov Victor Markovich-1944; Gvozdev Yuryi Nikolaevich-1950. Nazarova Galina Ivanovna-1948; Tarakanov Vladislav Victorovich-1974.	- 12,5 18,75 - 18,75 25 6,25	- - - - - - -	The Company's Charter does not stipulate joint executive body	Gvozdev Yuryi Nikolaevich-1950.	18,75	-
Closed Joint Stock Company "Orenburg Card-Center" (CJSC "Orencard"), Orenburg, Chkalov str., 32a	5	5	-	-	Liquidation procedure is under way						

8.1.6. Data on essential transactions made by the issuer

In the report period the issuer did not make essential transactions (a group of interrelated transactions), the size of liabilities under which makes up 10 and more percent of the book value of assets as per the data of accounting reporting for the previous report period (quarter II of 2003).

8.1.7. Data on the issuer's credit ratings

The object of giving credit rating: ***the issuer and securities (bonds)***
The value of credit rating as of the date of the report quarter end **(30.09.2003):**
As per Russian scale "ruA -". Stable forecast.

The background of credit rating value change:
The object of giving credit rating: ***the issuer***
Credit rating value, the date of giving (changing) credit rating value:
- rating "B -". Forecast "Stable". 12.03.2002
- rating "B.. Forecast "Stable". 12.02.2003
Full and abbreviated name, location of organization having given the credit rating:
Standard&Poor's,
Garden House
18 Finsbury Circus

London EC2 M7Nj

125009, Moscow, business-center "Mokhovaya", Vozdvizhenka str., 4/7, office 2, 7-th floor

Brief description of the method of credit rating giving:

The following areas are being analyzed: business features (market, position in competition, management and startegy), financial profile (financial policy, profitability, capital structure, indicators of money flows, financial flexibility).

Other data on credit rating: *none*

The object of giving credit rating: ***the issuer and securities (bonds)***

Credit rating value, the date of giving (changing) credit rating value:

As per Russian scale "ruA -". Stable forecast. 13.03.2003

Full and abbreviated name, location of organization having given the credit rating:

Standard&Poor's,

Garden House

18 Finsbury Circus

London EC2 M7Nj

125009, Moscow, business-center "Mokhovaya", Vozdvizhenka str., 4/7, office 2, 7-th floor

Brief description of the method of credit rating giving:

The following areas are being analyzed: business features (market, position in competition, management and startegy), financial profile (financial policy, profitability, capital structure, indicators of money flows, financial flexibility).

Kind, series, form and other identification features of securities:

Kind: ***bonds***

Series: ***BT - 1***

Form: ***paperless bearer***

State registration number of securities issue: ***№ 4-43 00137-A***

State registration date: ***24.01.2003***

Other data on credit rating: *none*

8.2. Data on each category (type) of the issuer's shares

Issue **№ 2**

Category of shares: ***ordinary***

Face value of each share: ***5 rubles***

The number of shares in circulation (the number of shares which are not paid off or cancelled): ***87 502 483***

The number of additional shares being in the process of placement (the number of shares of additional issue in regard of which the state registration of the report on the results of their issue is not carried out): ***none***

The number of declared shares:

The number of shares being on the issuer's balance: ***none***

The number of additional shares that may be placed as a result of conversion of placed securities convertible into shares or as a result of obligations execution under the issuer's options: ***none***

State registration number and state registration date:

№ 32 – 1 – 1375

30.09.1996

The rights granted by shares to their owners:

The rights of a shareholder for getting the declared dividends:

A shareholder has the right to get dividends in the procedure stipulated by Russian Federation current legislation and the charter, in case they are declared by the Company.

The dividends are paid from the Company's net profit, indicated in the report on profits and losses of the Company based on the results of the operation for the year.

The resolution on payment of annual dividends, the size of the annual dividend and the form of its payment under the shares of each category (type) is adopted by shareholders general meeting.

The dividends under ordinary shares are paid by the Company during the period set by the resolution of shareholders general meeting on payment of the Company's annual dividends. The specified period is set not later than the end of the fiscal year in which the resolution on annual dividends payment was adopted.

The dividends declared by the Company may be paid both in cash and by other property in case, if the Company's shareholders general meeting adopts the resolution on dividends payment not in the form of money.

The rights of a shareholder – owner of ordinary shares for participation in shareholders general meeting with the right of vote on all issues of its competence:

A shareholder – owner of ordinary shares has the right in accordance with Federal law "On joint stock companies" and the charter to participate in shareholders general meeting with the right of vote on all issues of its competence.

The rights of a shareholder for getting a part of property of the issuer in case of its liquidation:

A shareholder – owner of ordinary shares has the right in accordance with the issuer's charter to get a part of property left after its liquidation proportionally to the number of shares at his disposal.

Other data provided by the issuer at its own discretion:

87 508 200 pieces of ordinary shares – the quantity of actually placed securities in accordance with registered report on the results of the issue

5 717 pieces of ordinary shares – the quantity of paid off securities due to the issuer's reorganization

Issue **№ 2**

Category of shares: ***preferred A type***

Face value of each share: ***5 rubles***

The number of shares in circulation (the number of shares which are not paid off or cancelled): ***29 160 300***

The number of additional shares being in the process of placement (the number of shares of additional issue in regard of which the state registration of the report on the results of their issue is not carried out): ***none***

The number of declared shares:

The number of shares being on the issuer's balance: ***none***

The number of additional shares that may be placed as a result of conversion of placed securities convertible into shares or as a result of obligations execution under the issuer's options: ***none***

State registration number and state registration date:

№ 32 – 1 – 1375

30.09.1996

The rights granted by shares to their owners:

The rights of a shareholder for getting the declared dividends:

The owners of A type preferred shares have the right for getting annual fixed dividend excluding the cases stipulated by the Charter.

Total amount paid as a dividend under each A type preferred share is fixed in the amount of 10% of the Company's net profit based on the results of the last fiscal year divided by the number of shares which make up 25% of the Company's charter capital. If the sum of dividends paid by the Company under each ordinary share in the specified year exceeds the amount due to payment as dividends under each A type preferred share, then the size of dividends paid under the latter should be increased to the size of dividends paid under ordinary shares.

Dividends under preferred shares may be paid at the expense of the Company's funds specially designated for this.

The resolution on the payment of annual dividends, the size of annual dividend and the form of its payment under the shares of each category (type) is adopted by shareholders general meeting.

Dividends under A type preferred shares are paid during the time period set by the resolution of shareholders general meeting on the payment of the company's annual dividends. The specified time period is set not later than the end of the fiscal year in which the resolution on payment of annual dividends was adopted.

Dividends declared by the Company may be paid both in cash and by other property in case, if the Company's general meeting of shareholders adopted the resolution on payment of dividends not in money form.

The rights of a shareholder – owner of preferred shares for participation in shareholders general meeting with the right of vote on the issues of its competence in cases, procedure and on conditions set in accordance with legislation on joint stock companies:

The owners of A type preferred shares have the right to participate in shareholders general meeting with the right of vote while solving the issues on the Company's reorganization and liquidation, and also on the issue of introducing addenda and changes to the Company's Charter, in case when these changes are limiting the rights of the said shareholders.

The owners of A type preferred shares have the right to participate in shareholders general meeting with the right of vote on all the issues of the agenda in case, when the shareholders meeting irrespective of the reasons did not adopt the resolution on payment of dividends or the resolution was adopted on non-complete payment of dividends under A type preferred shares.

This right arises for the owners of A type preferred shares of type And since the meeting following annual meeting of shareholders at which the resolution on payment of dividends was not adopted, and stops since the moment of the first payment of dividends under the specified shares in the full size.

The rights of a shareholder – owner of preferred shares of specific type for their conversion into ordinary shares or preferred shares of other types and the procedure of carrying out such conversion:

The issuer's charter does not stipulate the possibility of such conversion

The rights of a shareholder for getting a part of the issuer's property in case of its liquidation:

A shareholder – owner of A type preferred shares has the right in accordance with the issuer's charter to get a part of property left after its liquidation proportionally to the number of shares at his disposal.

Other data provided by the issuer at its own discretion:

29 169 300 pieces of A type preferred shares – the quantity of actually placed securities in accordance with registered report on the results of the issue

9 000 pieces of A type preferred shares – the quantity of paid off securities due to the issuer's

reorganization

Issue № 3

Category of shares: ***ordinary***

Face value of each share: ***5 rubles***

The number of shares in circulation (the number of shares which are not paid off or cancelled): ***49 211 737***

The number of additional shares being in the process of placement (the number of shares of additional issue in regard of which the state registration of the report on the results of their issue is not carried out): ***none***

The number of declared shares:

The number of shares being on the issuer's balance: ***none***

The number of additional shares that may be placed as a result of conversion of placed securities convertible into shares or as a result of obligations execution under the issuer's options: ***none***

State registration number and state registration date:

№ 1 –03 – 00137 - A

25.10.2002

The rights granted by shares to their owners:

The rights of a shareholder for getting the declared dividends:

A shareholder has the right to get dividends in the procedure stipulated by Russian Federation current legislation and the charter, in case they are declared by the Company.

The dividends are paid from the Company's net profit, indicated in the report on profits and losses of the Company based on the results of the operation for the year.

The resolution on payment of annual dividends, the size of the annual dividend and the form of its payment under the shares of each category (type) is adopted by shareholders general meeting.

The dividends under ordinary shares are paid by the Company during the period set by the resolution of shareholders general meeting on payment of the Company's annual dividends. The specified period is set not later than the end of the fiscal year in which the resolution on annual dividends payment was adopted.

The dividends declared by the Company may be paid both in cash and by other property in case, if the Company's shareholders general meeting adopts the resolution on dividends payment not in the form of money.

The rights of a shareholder – owner of ordinary shares for participation in shareholders general meeting with the right of vote on all issues of its competence:

A shareholder – owner of ordinary shares has the right in accordance with Federal law "On joint stock companies" and the charter to participate in shareholders general meeting with the right of vote on all issues of its competence.

The rights of a shareholder for getting a part of property of the issuer in case of its liquidation:

A shareholder – owner of ordinary shares has the right in accordance with the issuer's charter to get a part of property left after its liquidation proportionally to the number of shares at his disposal.

Other data provided by the issuer at its own discretion:

Method of placement: conversion at reorganization (30.11.2002)

The report of the issue results was registered by Russia's FCSM on 24.01.2003.

Issue № 3

Category of shares: ***preferred A type***

Face value of each share: ***5 rubles***

The number of shares in circulation (the number of shares which are not paid off or cancelled): ***16 403 965***

The number of additional shares being in the process of placement (the number of shares of additional issue in regard of which the state registration of the report on the results of their issue is not carried out): ***none***

The number of declared shares:

The number of shares being on the issuer's balance: ***none***

The number of additional shares that may be placed as a result of conversion of placed securities convertible into shares or as a result of obligations execution under the issuer's options: ***none***

State registration number and state registration date:

№ 2 – 03 – 00137 - A

25.10.2002

The rights granted by shares to their owners:

The rights of a shareholder for getting the declared dividends:

The owners of A type preferred shares have the right for getting annual fixed dividend excluding the cases stipulated by the Charter.

Total amount paid as a dividend under each A type preferred share is fixed in the amount of 10% of the Company's net profit based on the results of the last fiscal year divided by the number of shares which make up 25% of the Company's charter capital. If the sum of dividends paid by the Company under each ordinary share in the specified year exceeds the amount due to payment as dividends under each A type preferred share, then the size of dividends paid under the latter should be increased to the size of dividends paid under ordinary shares.

Dividends under preferred shares may be paid at the expense of the Company's funds specially designated for this.

The resolution on the payment of annual dividends, the size of annual dividend and the form of its payment under the shares of each category (type) is adopted by shareholders general meeting.

Dividends under A type preferred shares are paid during the time period set by the resolution of shareholders general meeting on the payment of the company's annual dividends. The specified time period is set not later than the end of the fiscal year in which the resolution on payment of annual dividends was adopted.

Dividends declared by the Company may be paid both in cash and by other property in case, if the Company's general meeting of shareholders adopted the resolution on payment of dividends not in money form.

The rights of a shareholder – owner of preferred shares for participation in shareholders general meeting with the right of vote on the issues of its competence in cases, procedure and on conditions set in accordance with legislation on joint stock companies:

The owners of A type preferred shares have the right to participate in shareholders general meeting with the right of vote while solving the issues on the Company's reorganization and liquidation, and also on the issue of introducing addenda and changes to the Company's Charter, in case when these changes are limiting the rights of the said shareholders.

The owners of A type preferred shares have the right to participate in shareholders general meeting with the right of vote on all the issues of the agenda in case, when the shareholders meeting irrespective of the reasons did not adopt the resolution on payment of dividends or the resolution was adopted on non-complete payment of dividends under A type preferred shares.

This right arises for the owners of A type preferred shares of type And since the meeting following annual meeting of shareholders at which the resolution on payment of dividends was not adopted, and stops since the moment of the first payment of dividends under the specified shares in the full size.

The rights of a shareholder – owner of preferred shares of specific type for their conversion into ordinary shares or preferred shares of other types and the procedure of carrying out such conversion:

The issuer's charter does not stipulate the possibility of such conversion

The rights of a shareholder for getting a part of the issuer's property in case of its liquidation:
A shareholder – owner of A type preferred shares has the right in accordance with the issuer's charter to get a part of property left after its liquidation proportionally to the number of shares at his disposal.

Other data provided by the issuer at its own discretion:

Method of placement: conversion at reorganization (30.11.2002)

The report of the issue results was registered by Russia's FCSM on 24.01.2003.

Issue **№ 3**

Category of shares: ***ordinary***

Face value of each share: ***5 rubles***

The number of shares in circulation (the number of shares which are not paid off or cancelled): ***20 832 688***

The number of additional shares being in the process of placement (the number of shares of additional issue in regard of which the state registration of the report on the results of their issue is not carried out): ***none***

The number of declared shares:

The number of shares being on the issuer's balance: ***none***

The number of additional shares that may be placed as a result of conversion of placed securities convertible into shares or as a result of obligations execution under the issuer's options: ***none***

State registration number and state registration date:

№ 1 –04 – 00137 - A

25.10.2002

The rights granted by shares to their owners:

The rights of a shareholder for getting the declared dividends:

A shareholder has the right to get dividends in the procedure stipulated by Russian Federation current legislation and the charter, in case they are declared by the Company.

The dividends are paid from the Company's net profit, indicated in the report on profits and losses of the Company based on the results of the operation for the year.

The resolution on payment of annual dividends, the size of the annual dividend and the form of its payment under the shares of each category (type) is adopted by shareholders general meeting.

The dividends under ordinary shares are paid by the Company during the period set by the resolution of shareholders general meeting on payment of the Company's annual dividends. The specified period is set not later than the end of the fiscal year in which the resolution on annual dividends payment was adopted.

The dividends declared by the Company may be paid both in cash and by other property in case,

if the Company's shareholders general meeting adopts the resolution on dividends payment not in the form of money.

The rights of a shareholder – owner of ordinary shares for participation in shareholders general meeting with the right of vote on all issues of its competence:
A shareholder – owner of ordinary shares has the right in accordance with Federal law "On joint stock companies" and the charter to participate in shareholders general meeting with the right of vote on all issues of its competence.

The rights of a shareholder for getting a part of property of the issuer in case of its liquidation:
A shareholder – owner of ordinary shares has the right in accordance with the issuer's charter to get a part of property left after its liquidation proportionally to the number of shares at his disposal.

Other data provided by the issuer at its own discretion:
Method of placement: conversion at reorganization (30.11.2002)
The report of the issue results was registered by Russia's FCSM on 24.01.2003.

Issue **№ 3**
Category of shares: ***preferred A type***
Face value of each share: ***5 rubles***
The number of shares in circulation (the number of shares which are not paid off or cancelled): ***6 944 148***
The number of additional shares being in the process of placement (the number of shares of additional issue in regard of which the state registration of the report on the results of their issue is not carried out): ***none***
The number of declared shares:
The number of shares being on the issuer's balance: ***none***
The number of additional shares that may be placed as a result of conversion of placed securities convertible into shares or as a result of obligations execution under the issuer's options: ***none***
State registration number and state registration date:
№ 2 – 04 – 00137 - A
25.10.2002

The rights granted by shares to their owners:

The rights of a shareholder for getting the declared dividends:
The owners of A type preferred shares have the right for getting annual fixed dividend excluding the cases stipulated by the Charter.
Total amount paid as a dividend under each A type preferred share is fixed in the amount of 10% of the Company's net profit based on the results of the last fiscal year divided by the number of shares which make up 25% of the Company's charter capital. If the sum of dividends paid by the Company under each ordinary share in the specified year exceeds the amount due to payment as dividends under each A type preferred share, then the size of dividends paid under the latter should be increased to the size of dividends paid under ordinary shares.
Dividends under preferred shares may be paid at the expense of the Company's funds specially designated for this.
The resolution on the payment of annual dividends, the size of annual dividend and the form of its payment under the shares of each category (type) is adopted by shareholders general meeting.

Dividends under A type preferred shares are paid during the time period set by the resolution of shareholders general meeting on the payment of the company's annual dividends. The specified time period is set not later than the end of the fiscal year in which the resolution on payment of annual dividends was adopted.

Dividends declared by the Company may be paid both in cash and by other property in case, if the Company's general meeting of shareholders adopted the resolution on payment of dividends not in money form.

The rights of a shareholder – owner of preferred shares for participation in shareholders general meeting with the right of vote on the issues of its competence in cases, procedure and on conditions set in accordance with legislation on joint stock companies:

The owners of A type preferred shares have the right to participate in shareholders general meeting with the right of vote while solving the issues on the Company's reorganization and liquidation, and also on the issue of introducing addenda and changes to the Company's Charter, in case when these changes are limiting the rights of the said shareholders.

The owners of A type preferred shares have the right to participate in shareholders general meeting with the right of vote on all the issues of the agenda in case, when the shareholders meeting irrespective of the reasons did not adopt the resolution on payment of dividends or the resolution was adopted on non-complete payment of dividends under A type preferred shares.

This right arises for the owners of A type preferred shares of type And since the meeting following annual meeting of shareholders at which the resolution on payment of dividends was not adopted, and stops since the moment of the first payment of dividends under the specified shares in the full size.

The rights of a shareholder – owner of preferred shares of specific type for their conversion into ordinary shares or preferred shares of other types and the procedure of carrying out such conversion:

The issuer's charter does not stipulate the possibility of such conversion

The rights of a shareholder for getting a part of the issuer's property in case of its liquidation:

A shareholder – owner of A type preferred shares has the right in accordance with the issuer's charter to get a part of property left after its liquidation proportionally to the number of shares at his disposal.

Other data provided by the issuer at its own discretion:

Method of placement: conversion at reorganization (30.11.2002)

The report of the issue results was registered by Russia's FCSM on 24.01.2003.

Issue **№ 3**

Category of shares: ***ordinary***

Face value of each share: ***5 rubles***

The number of shares in circulation (the number of shares which are not paid off or cancelled): ***25 767 099***

The number of additional shares being in the process of placement (the number of shares of additional issue in regard of which the state registration of the report on the results of their issue is not carried out): ***none***

The number of declared shares:

The number of shares being on the issuer's balance: ***none***

The number of additional shares that may be placed as a result of conversion of placed securities convertible into shares or as a result of obligations execution under the issuer's options: ***none***

State registration number and state registration date:

№ 1 –05 – 00137 - A

25.10.2002

The rights granted by shares to their owners:

The rights of a shareholder for getting the declared dividends:

A shareholder has the right to get dividends in the procedure stipulated by Russian Federation current legislation and the charter, in case they are declared by the Company.

The dividends are paid from the Company's net profit, indicated in the report on profits and losses of the Company based on the results of the operation for the year.

The resolution on payment of annual dividends, the size of the annual dividend and the form of its payment under the shares of each category (type) is adopted by shareholders general meeting.

The dividends under ordinary shares are paid by the Company during the period set by the resolution of shareholders general meeting on payment of the Company's annual dividends. The specified period is set not later than the end of the fiscal year in which the resolution on annual dividends payment was adopted.

The dividends declared by the Company may be paid both in cash and by other property in case, if the Company's shareholders general meeting adopts the resolution on dividends payment not in the form of money.

The rights of a shareholder – owner of ordinary shares for participation in shareholders general meeting with the right of vote on all issues of its competence:

A shareholder – owner of ordinary shares has the right in accordance with Federal law "On joint stock companies" and the charter to participate in shareholders general meeting with the right of vote on all issues of its competence.

The rights of a shareholder for getting a part of property of the issuer in case of its liquidation:

A shareholder – owner of ordinary shares has the right in accordance with the issuer's charter to get a part of property left after its liquidation proportionally to the number of shares at his disposal.

Other data provided by the issuer at its own discretion:

Method of placement: conversion at reorganization (30.11.2002)

The report of the issue results was registered by Russia's FCSM on 24.01.2003.

Issue **№ 3**

Category of shares: ***preferred A type***

Face value of each share: ***5 rubles***

The number of shares in circulation (the number of shares which are not paid off or cancelled): ***8 589 006***

The number of additional shares being in the process of placement (the number of shares of additional issue in regard of which the state registration of the report on the results of their issue is not carried out): ***none***

The number of declared shares:

The number of shares being on the issuer's balance: ***none***

The number of additional shares that may be placed as a result of conversion of placed securities

convertible into shares or as a result of obligations execution under the issuer's options: ***none***
State registration number and state registration date:

№ 2 – 05 – 00137 - A

25.10.2002

The rights granted by shares to their owners:

The rights of a shareholder for getting the declared dividends:

The owners of A type preferred shares have the right for getting annual fixed dividend excluding the cases stipulated by the Charter.

Total amount paid as a dividend under each A type preferred share is fixed in the amount of 10% of the Company's net profit based on the results of the last fiscal year divided by the number of shares which make up 25% of the Company's charter capital. If the sum of dividends paid by the Company under each ordinary share in the specified year exceeds the amount due to payment as dividends under each A type preferred share, then the size of dividends paid under the latter should be increased to the size of dividends paid under ordinary shares.

Dividends under preferred shares may be paid at the expense of the Company's funds specially designated for this.

The resolution on the payment of annual dividends, the size of annual dividend and the form of its payment under the shares of each category (type) is adopted by shareholders general meeting.

Dividends under A type preferred shares are paid during the time period set by the resolution of shareholders general meeting on the payment of the company's annual dividends. The specified time period is set not later than the end of the fiscal year in which the resolution on payment of annual dividends was adopted.

Dividends declared by the Company may be paid both in cash and by other property in case, if the Company's general meeting of shareholders adopted the resolution on payment of dividends not in money form.

The rights of a shareholder – owner of preferred shares for participation in shareholders general meeting with the right of vote on the issues of its competence in cases, procedure and on conditions set in accordance with legislation on joint stock companies:

The owners of A type preferred shares have the right to participate in shareholders general meeting with the right of vote while solving the issues on the Company's reorganization and liquidation, and also on the issue of introducing addenda and changes to the Company's Charter, in case when these changes are limiting the rights of the said shareholders.

The owners of A type preferred shares have the right to participate in shareholders general meeting with the right of vote on all the issues of the agenda in case, when the shareholders meeting irrespective of the reasons did not adopt the resolution on payment of dividends or the resolution was adopted on non-complete payment of dividends under A type preferred shares.

This right arises for the owners of A type preferred shares of type And since the meeting following annual meeting of shareholders at which the resolution on payment of dividends was not adopted, and stops since the moment of the first payment of dividends under the specified shares in the full size.

The rights of a shareholder – owner of preferred shares of specific type for their conversion into ordinary shares or preferred shares of other types and the procedure of carrying out such conversion:

The issuer's charter does not stipulate the possibility of such conversion

The rights of a shareholder for getting a part of the issuer's property in case of its liquidation:

A shareholder – owner of A type preferred shares has the right in accordance with the issuer's

charter to get a part of property left after its liquidation proportionally to the number of shares at his disposal.

Other data provided by the issuer at its own discretion:

Method of placement: conversion at reorganization (30.11.2002)

The report of the issue results was registered by Russia's FCSM on 24.01.2003.

Issue **№ 3**

Category of shares: ***ordinary***

Face value of each share: ***5 rubles***

The number of shares in circulation (the number of shares which are not paid off or cancelled): ***21 693 209***

The number of additional shares being in the process of placement (the number of shares of additional issue in regard of which the state registration of the report on the results of their issue is not carried out): ***none***

The number of declared shares:

The number of shares being on the issuer's balance: ***none***

The number of additional shares that may be placed as a result of conversion of placed securities convertible into shares or as a result of obligations execution under the issuer's options: ***none***

State registration number and state registration date:

№ 1 –06 – 00137 - A

25.10.2002

The rights granted by shares to their owners:

The rights of a shareholder for getting the declared dividends:

A shareholder has the right to get dividends in the procedure stipulated by Russian Federation current legislation and the charter, in case they are declared by the Company.

The dividends are paid from the Company's net profit, indicated in the report on profits and losses of the Company based on the results of the operation for the year.

The resolution on payment of annual dividends, the size of the annual dividend and the form of its payment under the shares of each category (type) is adopted by shareholders general meeting.

The dividends under ordinary shares are paid by the Company during the period set by the resolution of shareholders general meeting on payment of the Company's annual dividends. The specified period is set not later than the end of the fiscal year in which the resolution on annual dividends payment was adopted.

The dividends declared by the Company may be paid both in cash and by other property in case, if the Company's shareholders general meeting adopts the resolution on dividends payment not in the form of money.

The rights of a shareholder – owner of ordinary shares for participation in shareholders general meeting with the right of vote on all issues of its competence:

A shareholder – owner of ordinary shares has the right in accordance with Federal law "On joint stock companies" and the charter to participate in shareholders general meeting with the right of vote on all issues of its competence.

The rights of a shareholder for getting a part of property of the issuer in case of its liquidation:

A shareholder – owner of ordinary shares has the right in accordance with the issuer's charter to get a part of property left after its liquidation proportionally to the number of shares at his

disposal.

Other data provided by the issuer at its own discretion:

Method of placement: conversion at reorganization (30.11.2002)

The report of the issue results was registered by Russia's FCSM on 24.01.2003.

Issue **№ 3**

Category of shares: ***preferred A type***

Face value of each share: ***5 rubles***

The number of shares in circulation (the number of shares which are not paid off or cancelled): ***7 231 086***

The number of additional shares being in the process of placement (the number of shares of additional issue in regard of which the state registration of the report on the results of their issue is not carried out): ***none***

The number of declared shares:

The number of shares being on the issuer's balance: ***none***

The number of additional shares that may be placed as a result of conversion of placed securities convertible into shares or as a result of obligations execution under the issuer's options: ***none***

State registration number and state registration date:

№ 2 – 06 – 00137 - A

25.10.2002

The rights granted by shares to their owners:

The rights of a shareholder for getting the declared dividends:

The owners of A type preferred shares have the right for getting annual fixed dividend excluding the cases stipulated by the Charter.

Total amount paid as a dividend under each A type preferred share is fixed in the amount of 10% of the Company's net profit based on the results of the last fiscal year divided by the number of shares which make up 25% of the Company's charter capital. If the sum of dividends paid by the Company under each ordinary share in the specified year exceeds the amount due to payment as dividends under each A type preferred share, then the size of dividends paid under the latter should be increased to the size of dividends paid under ordinary shares.

Dividends under preferred shares may be paid at the expense of the Company's funds specially designated for this.

The resolution on the payment of annual dividends, the size of annual dividend and the form of its payment under the shares of each category (type) is adopted by shareholders general meeting.

Dividends under A type preferred shares are paid during the time period set by the resolution of shareholders general meeting on the payment of the company's annual dividends. The specified time period is set not later than the end of the fiscal year in which the resolution on payment of annual dividends was adopted.

Dividends declared by the Company may be paid both in cash and by other property in case, if the Company's general meeting of shareholders adopted the resolution on payment of dividends not in money form.

The rights of a shareholder – owner of preferred shares for participation in shareholders general meeting with the right of vote on the issues of its competence in cases, procedure and on conditions set in accordance with legislation on joint stock companies:

The owners of A type preferred shares have the right to participate in shareholders general

meeting with the right of vote while solving the issues on the Company's reorganization and liquidation, and also on the issue of introducing addenda and changes to the Company's Charter, in case when these changes are limiting the rights of the said shareholders.

The owners of A type preferred shares have the right to participate in shareholders general meeting with the right of vote on all the issues of the agenda in case, when the shareholders meeting irrespective of the reasons did not adopt the resolution on payment of dividends or the resolution was adopted on non-complete payment of dividends under A type preferred shares.

This right arises for the owners of A type preferred shares of type And since the meeting following annual meeting of shareholders at which the resolution on payment of dividends was not adopted, and stops since the moment of the first payment of dividends under the specified shares in the full size.

The rights of a shareholder – owner of preferred shares of specific type for their conversion into ordinary shares or preferred shares of other types and the procedure of carrying out such conversion:

The issuer's charter does not stipulate the possibility of such conversion

The rights of a shareholder for getting a part of the issuer's property in case of its liquidation:

A shareholder – owner of A type preferred shares has the right in accordance with the issuer's charter to get a part of property left after its liquidation proportionally to the number of shares at his disposal.

Other data provided by the issuer at its own discretion:

Method of placement: conversion at reorganization (30.11.2002)

The report of the issue results was registered by Russia's FCSM on 24.01.2003.

Issue **№ 3**

Category of shares: ***ordinary***

Face value of each share: ***5 rubles***

The number of shares in circulation (the number of shares which are not paid off or cancelled): ***12 399 351***

The number of additional shares being in the process of placement (the number of shares of additional issue in regard of which the state registration of the report on the results of their issue is not carried out): ***none***

The number of declared shares:

The number of shares being on the issuer's balance: ***none***

The number of additional shares that may be placed as a result of conversion of placed securities convertible into shares or as a result of obligations execution under the issuer's options: ***none***

State registration number and state registration date:

№ 1 –07 – 00137 - A

25.10.2002

The rights granted by shares to their owners:

The rights of a shareholder for getting the declared dividends:

A shareholder has the right to get dividends in the procedure stipulated by Russian Federation current legislation and the charter, in case they are declared by the Company.

The dividends are paid from the Company's net profit, indicated in the report on profits and losses of the Company based on the results of the operation for the year.

The resolution on payment of annual dividends, the size of the annual dividend and the form of its payment under the shares of each category (type) is adopted by shareholders general meeting.

The dividends under ordinary shares are paid by the Company during the period set by the resolution of shareholders general meeting on payment of the Company's annual dividends. The specified period is set not later than the end of the fiscal year in which the resolution on annual dividends payment was adopted.

The dividends declared by the Company may be paid both in cash and by other property in case, if the Company's shareholders general meeting adopts the resolution on dividends payment not in the form of money.

The rights of a shareholder – owner of ordinary shares for participation in shareholders general meeting with the right of vote on all issues of its competence:

A shareholder – owner of ordinary shares has the right in accordance with Federal law "On joint stock companies" and the charter to participate in shareholders general meeting with the right of vote on all issues of its competence.

The rights of a shareholder for getting a part of property of the issuer in case of its liquidation:

A shareholder – owner of ordinary shares has the right in accordance with the issuer's charter to get a part of property left after its liquidation proportionally to the number of shares at his disposal.

Other data provided by the issuer at its own discretion:

Method of placement: conversion at reorganization (30.11.2002)

The report of the issue results was registered by Russia's FCSM on 24.01.2003.

Issue **№ 3**

Category of shares: ***preferred A type***

Face value of each share: ***5 rubles***

The number of shares in circulation (the number of shares which are not paid off or cancelled): ***4 132 855***

The number of additional shares being in the process of placement (the number of shares of additional issue in regard of which the state registration of the report on the results of their issue is not carried out): ***none***

The number of declared shares:

The number of shares being on the issuer's balance: ***none***

The number of additional shares that may be placed as a result of conversion of placed securities convertible into shares or as a result of obligations execution under the issuer's options: ***none***

State registration number and state registration date:

№ 2 – 07 – 00137 - A

25.10.2002

The rights granted by shares to their owners:

The rights of a shareholder for getting the declared dividends:

The owners of A type preferred shares have the right for getting annual fixed dividend excluding the cases stipulated by the Charter.

Total amount paid as a dividend under each A type preferred share is fixed in the amount of 10% of the Company's net profit based on the results of the last fiscal year divided by the number of shares which make up 25% of the Company's charter capital. If the sum of dividends paid by the

Company under each ordinary share in the specified year exceeds the amount due to payment as dividends under each A type preferred share, then the size of dividends paid under the latter should be increased to the size of dividends paid under ordinary shares.

Dividends under preferred shares may be paid at the expense of the Company's funds specially designated for this.

The resolution on the payment of annual dividends, the size of annual dividend and the form of its payment under the shares of each category (type) is adopted by shareholders general meeting.

Dividends under A type preferred shares are paid during the time period set by the resolution of shareholders general meeting on the payment of the company's annual dividends. The specified time period is set not later than the end of the fiscal year in which the resolution on payment of annual dividends was adopted.

Dividends declared by the Company may be paid both in cash and by other property in case, if the Company's general meeting of shareholders adopted the resolution on payment of dividends not in money form.

- The rights of a shareholder – owner of preferred shares for participation in shareholders general meeting with the right of vote on the issues of its competence in cases, procedure and on conditions set in accordance with legislation on joint stock companies:

The owners of A type preferred shares have the right to participate in shareholders general meeting with the right of vote while solving the issues on the Company's reorganization and liquidation, and also on the issue of introducing addenda and changes to the Company's Charter, in case when these changes are limiting the rights of the said shareholders.

The owners of A type preferred shares have the right to participate in shareholders general meeting with the right of vote on all the issues of the agenda in case, when the shareholders meeting irrespective of the reasons did not adopt the resolution on payment of dividends or the resolution was adopted on non-complete payment of dividends under A type preferred shares.

This right arises for the owners of A type preferred shares of type And since the meeting following annual meeting of shareholders at which the resolution on payment of dividends was not adopted, and stops since the moment of the first payment of dividends under the specified shares in the full size.

- The rights of a shareholder – owner of preferred shares of specific type for their conversion into ordinary shares or preferred shares of other types and the procedure of carrying out such conversion:

The issuer's charter does not stipulate the possibility of such conversion

The rights of a shareholder for getting a part of the issuer's property in case of its liquidation:

A shareholder – owner of A type preferred shares has the right in accordance with the issuer's charter to get a part of property left after its liquidation proportionally to the number of shares at his disposal.

Other data provided by the issuer at its own discretion:

Method of placement: conversion at reorganization (30.11.2002)

The report of the issue results was registered by Russia's FCSM on 24.01.2003.

Issue **№ 3**

Category of shares: ***ordinary***

Face value of each share: ***5 rubles***

The number of shares in circulation (the number of shares which are not paid off or cancelled): ***6 120 471***

The number of additional shares being in the process of placement (the number of shares of additional issue in regard of which the state registration of the report on the results of their issue is not carried out): ***none***

The number of declared shares:

The number of shares being on the issuer's balance: ***none***

The number of additional shares that may be placed as a result of conversion of placed securities convertible into shares or as a result of obligations execution under the issuer's options: ***none***

State registration number and state registration date:

№ 1 –08 – 00137 - A

25.10.2002

The rights granted by shares to their owners:

The rights of a shareholder for getting the declared dividends:

A shareholder has the right to get dividends in the procedure stipulated by Russian Federation current legislation and the charter, in case they are declared by the Company.

The dividends are paid from the Company's net profit, indicated in the report on profits and losses of the Company based on the results of the operation for the year.

The resolution on payment of annual dividends, the size of the annual dividend and the form of its payment under the shares of each category (type) is adopted by shareholders general meeting.

The dividends under ordinary shares are paid by the Company during the period set by the resolution of shareholders general meeting on payment of the Company's annual dividends. The specified period is set not later than the end of the fiscal year in which the resolution on annual dividends payment was adopted.

The dividends declared by the Company may be paid both in cash and by other property in case, if the Company's shareholders general meeting adopts the resolution on dividends payment not in the form of money.

The rights of a shareholder – owner of ordinary shares for participation in shareholders general meeting with the right of vote on all issues of its competence:

A shareholder – owner of ordinary shares has the right in accordance with Federal law "On joint stock companies" and the charter to participate in shareholders general meeting with the right of vote on all issues of its competence.

The rights of a shareholder for getting a part of property of the issuer in case of its liquidation:

A shareholder – owner of ordinary shares has the right in accordance with the issuer's charter to get a part of property left after its liquidation proportionally to the number of shares at his disposal.

Other data provided by the issuer at its own discretion:

Method of placement: conversion at reorganization (30.11.2002)

The report of the issue results was registered by Russia's FCSM on 24.01.2003.

Issue **№ 3**

Category of shares: ***preferred A type***

Face value of each share: ***5 rubles***

The number of shares in circulation (the number of shares which are not paid off or cancelled):

2 040 099

The number of additional shares being in the process of placement (the number of shares of additional issue in regard of which the state registration of the report on the results of their issue is not carried out): ***none***

The number of declared shares:

The number of shares being on the issuer's balance: ***none***

The number of additional shares that may be placed as a result of conversion of placed securities convertible into shares or as a result of obligations execution under the issuer's options: ***none***

State registration number and state registration date:

№ 2 – 08 – 00137 - A

25.10.2002

The rights granted by shares to their owners:

The rights of a shareholder for getting the declared dividends:

The owners of A type preferred shares have the right for getting annual fixed dividend excluding the cases stipulated by the Charter.

Total amount paid as a dividend under each A type preferred share is fixed in the amount of 10% of the Company's net profit based on the results of the last fiscal year divided by the number of shares which make up 25% of the Company's charter capital. If the sum of dividends paid by the Company under each ordinary share in the specified year exceeds the amount due to payment as dividends under each A type preferred share, then the size of dividends paid under the latter should be increased to the size of dividends paid under ordinary shares.

Dividends under preferred shares may be paid at the expense of the Company's funds specially designated for this.

The resolution on the payment of annual dividends, the size of annual dividend and the form of its payment under the shares of each category (type) is adopted by shareholders general meeting.

Dividends under A type preferred shares are paid during the time period set by the resolution of shareholders general meeting on the payment of the company's annual dividends. The specified time period is set not later than the end of the fiscal year in which the resolution on payment of annual dividends was adopted.

Dividends declared by the Company may be paid both in cash and by other property in case, if the Company's general meeting of shareholders adopted the resolution on payment of dividends not in money form.

The rights of a shareholder – owner of preferred shares for participation in shareholders general meeting with the right of vote on the issues of its competence in cases, procedure and on conditions set in accordance with legislation on joint stock companies:

The owners of A type preferred shares have the right to participate in shareholders general meeting with the right of vote while solving the issues on the Company's reorganization and liquidation, and also on the issue of introducing addenda and changes to the Company's Charter, in case when these changes are limiting the rights of the said shareholders.

The owners of A type preferred shares have the right to participate in shareholders general meeting with the right of vote on all the issues of the agenda in case, when the shareholders meeting irrespective of the reasons did not adopt the resolution on payment of dividends or the resolution was adopted on non-complete payment of dividends under A type preferred shares.

This right arises for the owners of A type preferred shares of type And since the meeting following annual meeting of shareholders at which the resolution on payment of dividends was not adopted, and stops since the moment of the first payment of dividends under the specified shares in the full size.

The rights of a shareholder – owner of preferred shares of specific type for their conversion into ordinary shares or preferred shares of other types and the procedure of carrying out such conversion:

The issuer's charter does not stipulate the possibility of such conversion

The rights of a shareholder for getting a part of the issuer's property in case of its liquidation:
A shareholder – owner of A type preferred shares has the right in accordance with the issuer's charter to get a part of property left after its liquidation proportionally to the number of shares at his disposal.

Other data provided by the issuer at its own discretion:
Method of placement: conversion at reorganization (30.11.2002)
The report of the issue results was registered by Russia's FCSM on 24.01.2003.

Issue **№ 3**

Category of shares: ***ordinary***

Face value of each share: ***5 rubles***

The number of shares in circulation (the number of shares which are not paid off or cancelled): ***4 732 377***

The number of additional shares being in the process of placement (the number of shares of additional issue in regard of which the state registration of the report on the results of their issue is not carried out): ***none***

The number of declared shares:

The number of shares being on the issuer's balance: ***none***

The number of additional shares that may be placed as a result of conversion of placed securities convertible into shares or as a result of obligations execution under the issuer's options: ***none***

State registration number and state registration date:

№ 1 –09 – 00137 - A

25.10.2002

The rights granted by shares to their owners:

The rights of a shareholder for getting the declared dividends:

A shareholder has the right to get dividends in the procedure stipulated by Russian Federation current legislation and the charter, in case they are declared by the Company.

The dividends are paid from the Company's net profit, indicated in the report on profits and losses of the Company based on the results of the operation for the year.

The resolution on payment of annual dividends, the size of the annual dividend and the form of its payment under the shares of each category (type) is adopted by shareholders general meeting.

The dividends under ordinary shares are paid by the Company during the period set by the resolution of shareholders general meeting on payment of the Company's annual dividends. The specified period is set not later than the end of the fiscal year in which the resolution on annual dividends payment was adopted.

The dividends declared by the Company may be paid both in cash and by other property in case, if the Company's shareholders general meeting adopts the resolution on dividends payment not in the form of money.

The rights of a shareholder – owner of ordinary shares for participation in shareholders general meeting with the right of vote on all issues of its competence:

A shareholder – owner of ordinary shares has the right in accordance with Federal law "On joint stock companies" and the charter to participate in shareholders general meeting with the right of vote on all issues of its competence.

The rights of a shareholder for getting a part of property of the issuer in case of its liquidation:

A shareholder – owner of ordinary shares has the right in accordance with the issuer's charter to get a part of property left after its liquidation proportionally to the number of shares at his disposal.

Other data provided by the issuer at its own discretion:

Method of placement: conversion at reorganization (30.11.2002)

The report of the issue results was registered by Russia's FCSM on 24.01.2003.

Issue **№ 3**

Category of shares: ***preferred A type***

Face value of each share: ***5 rubles***

The number of shares in circulation (the number of shares which are not paid off or cancelled): ***1 578 028***

The number of additional shares being in the process of placement (the number of shares of additional issue in regard of which the state registration of the report on the results of their issue is not carried out): ***none***

The number of declared shares:

The number of shares being on the issuer's balance: ***none***

The number of additional shares that may be placed as a result of conversion of placed securities convertible into shares or as a result of obligations execution under the issuer's options: ***none***

State registration number and state registration date:

№ 2 – 09 – 00137 - A

25.10.2002

The rights granted by shares to their owners:

The rights of a shareholder for getting the declared dividends:

The owners of A type preferred shares have the right for getting annual fixed dividend excluding the cases stipulated by the Charter.

Total amount paid as a dividend under each A type preferred share is fixed in the amount of 10% of the Company's net profit based on the results of the last fiscal year divided by the number of shares which make up 25% of the Company's charter capital. If the sum of dividends paid by the Company under each ordinary share in the specified year exceeds the amount due to payment as dividends under each A type preferred share, then the size of dividends paid under the latter should be increased to the size of dividends paid under ordinary shares.

Dividends under preferred shares may be paid at the expense of the Company's funds specially designated for this.

The resolution on the payment of annual dividends, the size of annual dividend and the form of its payment under the shares of each category (type) is adopted by shareholders general meeting.

Dividends under A type preferred shares are paid during the time period set by the resolution of shareholders general meeting on the payment of the company's annual dividends. The specified time period is set not later than the end of the fiscal year in which the resolution on payment of annual dividends was adopted.

Dividends declared by the Company may be paid both in cash and by other property in case, if

the Company's general meeting of shareholders adopted the resolution on payment of dividends not in money form.

The rights of a shareholder – owner of preferred shares for participation in shareholders general meeting with the right of vote on the issues of its competence in cases, procedure and on conditions set in accordance with legislation on joint stock companies:

The owners of A type preferred shares have the right to participate in shareholders general meeting with the right of vote while solving the issues on the Company's reorganization and liquidation, and also on the issue of introducing addenda and changes to the Company's Charter, in case when these changes are limiting the rights of the said shareholders.

The owners of A type preferred shares have the right to participate in shareholders general meeting with the right of vote on all the issues of the agenda in case, when the shareholders meeting irrespective of the reasons did not adopt the resolution on payment of dividends or the resolution was adopted on non-complete payment of dividends under A type preferred shares.

This right arises for the owners of A type preferred shares of type And since the meeting following annual meeting of shareholders at which the resolution on payment of dividends was not adopted, and stops since the moment of the first payment of dividends under the specified shares in the full size.

The rights of a shareholder – owner of preferred shares of specific type for their conversion into ordinary shares or preferred shares of other types and the procedure of carrying out such conversion:

The issuer's charter does not stipulate the possibility of such conversion

The rights of a shareholder for getting a part of the issuer's property in case of its liquidation:

A shareholder – owner of A type preferred shares has the right in accordance with the issuer's charter to get a part of property left after its liquidation proportionally to the number of shares at his disposal.

Other data provided by the issuer at its own discretion:

Method of placement: conversion at reorganization (30.11.2002)

The report of the issue results was registered by Russia's FCSM on 24.01.2003.

Issue **№ 3**

Category of shares: ***ordinary***

Face value of each share: ***5 rubles***

The number of shares in circulation (the number of shares which are not paid off or cancelled): ***4 599 590***

The number of additional shares being in the process of placement (the number of shares of additional issue in regard of which the state registration of the report on the results of their issue is not carried out): ***none***

The number of declared shares:

The number of shares being on the issuer's balance: ***none***

The number of additional shares that may be placed as a result of conversion of placed securities convertible into shares or as a result of obligations execution under the issuer's options: ***none***

State registration number and state registration date:

№ 1 –10 – 00137 - A

25.10.2002

The rights granted by shares to their owners:

The rights of a shareholder for getting the declared dividends:

A shareholder has the right to get dividends in the procedure stipulated by Russian Federation current legislation and the charter, in case they are declared by the Company.

The dividends are paid from the Company's net profit, indicated in the report on profits and losses of the Company based on the results of the operation for the year.

The resolution on payment of annual dividends, the size of the annual dividend and the form of its payment under the shares of each category (type) is adopted by shareholders general meeting.

The dividends under ordinary shares are paid by the Company during the period set by the resolution of shareholders general meeting on payment of the Company's annual dividends. The specified period is set not later than the end of the fiscal year in which the resolution on annual dividends payment was adopted.

The dividends declared by the Company may be paid both in cash and by other property in case, if the Company's shareholders general meeting adopts the resolution on dividends payment not in the form of money.

The rights of a shareholder – owner of ordinary shares for participation in shareholders general meeting with the right of vote on all issues of its competence:

A shareholder – owner of ordinary shares has the right in accordance with Federal law "On joint stock companies" and the charter to participate in shareholders general meeting with the right of vote on all issues of its competence.

The rights of a shareholder for getting a part of property of the issuer in case of its liquidation:

A shareholder – owner of ordinary shares has the right in accordance with the issuer's charter to get a part of property left after its liquidation proportionally to the number of shares at his disposal.

Other data provided by the issuer at its own discretion:

Method of placement: conversion at reorganization (30.11.2002)

The report of the issue results was registered by Russia's FCSM on 24.01.2003.

Issue **№ 3**

Category of shares: ***preferred A type***

Face value of each share: ***5 rubles***

The number of shares in circulation (the number of shares which are not paid off or cancelled): ***1 533 404***

The number of additional shares being in the process of placement (the number of shares of additional issue in regard of which the state registration of the report on the results of their issue is not carried out): ***none***

The number of declared shares:

The number of shares being on the issuer's balance: ***none***

The number of additional shares that may be placed as a result of conversion of placed securities convertible into shares or as a result of obligations execution under the issuer's options: ***none***

State registration number and state registration date:

№ 2 – 10 – 00137 - A

25.10.2002

The rights granted by shares to their owners:

The rights of a shareholder for getting the declared dividends:

The owners of A type preferred shares have the right for getting annual fixed dividend excluding the cases stipulated by the Charter.

Total amount paid as a dividend under each A type preferred share is fixed in the amount of 10% of the Company's net profit based on the results of the last fiscal year divided by the number of shares which make up 25% of the Company's charter capital. If the sum of dividends paid by the Company under each ordinary share in the specified year exceeds the amount due to payment as dividends under each A type preferred share, then the size of dividends paid under the latter should be increased to the size of dividends paid under ordinary shares.

Dividends under preferred shares may be paid at the expense of the Company's funds specially designated for this.

The resolution on the payment of annual dividends, the size of annual dividend and the form of its payment under the shares of each category (type) is adopted by shareholders general meeting.

Dividends under A type preferred shares are paid during the time period set by the resolution of shareholders general meeting on the payment of the company's annual dividends. The specified time period is set not later than the end of the fiscal year in which the resolution on payment of annual dividends was adopted.

Dividends declared by the Company may be paid both in cash and by other property in case, if the Company's general meeting of shareholders adopted the resolution on payment of dividends not in money form.

The rights of a shareholder – owner of preferred shares for participation in shareholders general meeting with the right of vote on the issues of its competence in cases, procedure and on conditions set in accordance with legislation on joint stock companies:

The owners of A type preferred shares have the right to participate in shareholders general meeting with the right of vote while solving the issues on the Company's reorganization and liquidation, and also on the issue of introducing addenda and changes to the Company's Charter, in case when these changes are limiting the rights of the said shareholders.

The owners of A type preferred shares have the right to participate in shareholders general meeting with the right of vote on all the issues of the agenda in case, when the shareholders meeting irrespective of the reasons did not adopt the resolution on payment of dividends or the resolution was adopted on non-complete payment of dividends under A type preferred shares.

This right arises for the owners of A type preferred shares of type And since the meeting following annual meeting of shareholders at which the resolution on payment of dividends was not adopted, and stops since the moment of the first payment of dividends under the specified shares in the full size.

The rights of a shareholder – owner of preferred shares of specific type for their conversion into ordinary shares or preferred shares of other types and the procedure of carrying out such conversion:

The issuer's charter does not stipulate the possibility of such conversion

The rights of a shareholder for getting a part of the issuer's property in case of its liquidation:

A shareholder – owner of A type preferred shares has the right in accordance with the issuer's charter to get a part of property left after its liquidation proportionally to the number of shares at his disposal.

Other data provided by the issuer at its own discretion:

Method of placement: conversion at reorganization (30.11.2002)

The report of the issue results was registered by Russia's FCSM on 24.01.2003.

Issue № 3

Category of shares: ***ordinary***

Face value of each share: ***5 rubles***

The number of shares in circulation (the number of shares which are not paid off or cancelled): ***5 903 505***

The number of additional shares being in the process of placement (the number of shares of additional issue in regard of which the state registration of the report on the results of their issue is not carried out): ***none***

The number of declared shares:

The number of shares being on the issuer's balance: ***none***

The number of additional shares that may be placed as a result of conversion of placed securities convertible into shares or as a result of obligations execution under the issuer's options: ***none***

State registration number and state registration date:

№ 1 –11 – 00137 - A

25.10.2002

The rights granted by shares to their owners:

The rights of a shareholder for getting the declared dividends:

A shareholder has the right to get dividends in the procedure stipulated by Russian Federation current legislation and the charter, in case they are declared by the Company.

The dividends are paid from the Company's net profit, indicated in the report on profits and losses of the Company based on the results of the operation for the year.

The resolution on payment of annual dividends, the size of the annual dividend and the form of its payment under the shares of each category (type) is adopted by shareholders general meeting.

The dividends under ordinary shares are paid by the Company during the period set by the resolution of shareholders general meeting on payment of the Company's annual dividends. The specified period is set not later than the end of the fiscal year in which the resolution on annual dividends payment was adopted.

The dividends declared by the Company may be paid both in cash and by other property in case, if the Company's shareholders general meeting adopts the resolution on dividends payment not in the form of money.

The rights of a shareholder – owner of ordinary shares for participation in shareholders general meeting with the right of vote on all issues of its competence:

A shareholder – owner of ordinary shares has the right in accordance with Federal law "On joint stock companies" and the charter to participate in shareholders general meeting with the right of vote on all issues of its competence.

The rights of a shareholder for getting a part of property of the issuer in case of its liquidation:

A shareholder – owner of ordinary shares has the right in accordance with the issuer's charter to get a part of property left after its liquidation proportionally to the number of shares at his disposal.

Other data provided by the issuer at its own discretion:

Method of placement: conversion at reorganization (30.11.2002)

The report of the issue results was registered by Russia's FCSM on 24.01.2003.

Issue № 3

Category of shares: ***preferred A type***

Face value of each share: ***5 rubles***

The number of shares in circulation (the number of shares which are not paid off or cancelled): ***1 968 213***

The number of additional shares being in the process of placement (the number of shares of additional issue in regard of which the state registration of the report on the results of their issue is not carried out): ***none***

The number of declared shares:

The number of shares being on the issuer's balance: ***none***

The number of additional shares that may be placed as a result of conversion of placed securities convertible into shares or as a result of obligations execution under the issuer's options: ***none***

State registration number and state registration date:

№ 2 – 11 – 00137 - A

25.10.2002

The rights granted by shares to their owners:

The rights of a shareholder for getting the declared dividends:

The owners of A type preferred shares have the right for getting annual fixed dividend excluding the cases stipulated by the Charter.

Total amount paid as a dividend under each A type preferred share is fixed in the amount of 10% of the Company's net profit based on the results of the last fiscal year divided by the number of shares which make up 25% of the Company's charter capital. If the sum of dividends paid by the Company under each ordinary share in the specified year exceeds the amount due to payment as dividends under each A type preferred share, then the size of dividends paid under the latter should be increased to the size of dividends paid under ordinary shares.

Dividends under preferred shares may be paid at the expense of the Company's funds specially designated for this.

The resolution on the payment of annual dividends, the size of annual dividend and the form of its payment under the shares of each category (type) is adopted by shareholders general meeting.

Dividends under A type preferred shares are paid during the time period set by the resolution of shareholders general meeting on the payment of the company's annual dividends. The specified time period is set not later than the end of the fiscal year in which the resolution on payment of annual dividends was adopted.

Dividends declared by the Company may be paid both in cash and by other property in case, if the Company's general meeting of shareholders adopted the resolution on payment of dividends not in money form.

The rights of a shareholder – owner of preferred shares for participation in shareholders general meeting with the right of vote on the issues of its competence in cases, procedure and on conditions set in accordance with legislation on joint stock companies:

The owners of A type preferred shares have the right to participate in shareholders general meeting with the right of vote while solving the issues on the Company's reorganization and liquidation, and also on the issue of introducing addenda and changes to the Company's Charter, in case when these changes are limiting the rights of the said shareholders.

The owners of A type preferred shares have the right to participate in shareholders general meeting with the right of vote on all the issues of the agenda in case, when the shareholders meeting irrespective of the reasons did not adopt the resolution on payment of dividends or the resolution was adopted on non-complete payment of dividends under A type preferred shares.

This right arises for the owners of A type preferred shares of type And since the meeting following annual meeting of shareholders at which the resolution on payment of dividends was not adopted, and stops since the moment of the first payment of dividends under the specified shares in the full size.

The rights of a shareholder – owner of preferred shares of specific type for their conversion into ordinary shares or preferred shares of other types and the procedure of carrying out such conversion:

The issuer's charter does not stipulate the possibility of such conversion

The rights of a shareholder for getting a part of the issuer's property in case of its liquidation:

A shareholder – owner of A type preferred shares has the right in accordance with the issuer's charter to get a part of property left after its liquidation proportionally to the number of shares at his disposal.

Other data provided by the issuer at its own discretion:

Method of placement: conversion at reorganization (30.11.2002)

The report of the issue results was registered by Russia's FCSM on 24.01.2003.

Issue **№ 3**

Category of shares: ***ordinary***

Face value of each share: ***5 rubles***

The number of shares in circulation (the number of shares which are not paid off or cancelled): ***7 207 080***

The number of additional shares being in the process of placement (the number of shares of additional issue in regard of which the state registration of the report on the results of their issue is not carried out): ***none***

The number of declared shares:

The number of shares being on the issuer's balance: ***none***

The number of additional shares that may be placed as a result of conversion of placed securities convertible into shares or as a result of obligations execution under the issuer's options: ***none***

State registration number and state registration date:

№ 1 –12 – 00137 - A

25.10.2002

The rights granted by shares to their owners:

The rights of a shareholder for getting the declared dividends:

A shareholder has the right to get dividends in the procedure stipulated by Russian Federation current legislation and the charter, in case they are declared by the Company.

The dividends are paid from the Company's net profit, indicated in the report on profits and losses of the Company based on the results of the operation for the year.

The resolution on payment of annual dividends, the size of the annual dividend and the form of its payment under the shares of each category (type) is adopted by shareholders general meeting.

The dividends under ordinary shares are paid by the Company during the period set by the resolution of shareholders general meeting on payment of the Company's annual dividends. The specified period is set not later than the end of the fiscal year in which the resolution on annual dividends payment was adopted.

The dividends declared by the Company may be paid both in cash and by other property in case,

if the Company's shareholders general meeting adopts the resolution on dividends payment not in the form of money.

The rights of a shareholder – owner of ordinary shares for participation in shareholders general meeting with the right of vote on all issues of its competence:
A shareholder – owner of ordinary shares has the right in accordance with Federal law "On joint stock companies" and the charter to participate in shareholders general meeting with the right of vote on all issues of its competence.

The rights of a shareholder for getting a part of property of the issuer in case of its liquidation:
A shareholder – owner of ordinary shares has the right in accordance with the issuer's charter to get a part of property left after its liquidation proportionally to the number of shares at his disposal.

Other data provided by the issuer at its own discretion:
Method of placement: conversion at reorganization (30.11.2002)
The report of the issue results was registered by Russia's FCSM on 24.01.2003.

Issue № **3**
Category of shares: ***preferred A type***
Face value of each share: ***5 rubles***
The number of shares in circulation (the number of shares which are not paid off or cancelled):
2 402 300
The number of additional shares being in the process of placement (the number of shares of additional issue in regard of which the state registration of the report on the results of their issue is not carried out): ***none***
The number of declared shares:
The number of shares being on the issuer's balance: ***none***
The number of additional shares that may be placed as a result of conversion of placed securities convertible into shares or as a result of obligations execution under the issuer's options: ***none***
State registration number and state registration date:
№ 2 – 12 – 00137 - A
25.10.2002

The rights granted by shares to their owners:

The rights of a shareholder for getting the declared dividends:
The owners of A type preferred shares have the right for getting annual fixed dividend excluding the cases stipulated by the Charter.
Total amount paid as a dividend under each A type preferred share is fixed in the amount of 10% of the Company's net profit based on the results of the last fiscal year divided by the number of shares which make up 25% of the Company's charter capital. If the sum of dividends paid by the Company under each ordinary share in the specified year exceeds the amount due to payment as dividends under each A type preferred share, then the size of dividends paid under the latter should be increased to the size of dividends paid under ordinary shares.
Dividends under preferred shares may be paid at the expense of the Company's funds specially designated for this.
The resolution on the payment of annual dividends, the size of annual dividend and the form of its payment under the shares of each category (type) is adopted by shareholders general meeting.

Dividends under A type preferred shares are paid during the time period set by the resolution of shareholders general meeting on the payment of the company's annual dividends. The specified time period is set not later than the end of the fiscal year in which the resolution on payment of annual dividends was adopted.

Dividends declared by the Company may be paid both in cash and by other property in case, if the Company's general meeting of shareholders adopted the resolution on payment of dividends not in money form.

The rights of a shareholder – owner of preferred shares for participation in shareholders general meeting with the right of vote on the issues of its competence in cases, procedure and on conditions set in accordance with legislation on joint stock companies:

The owners of A type preferred shares have the right to participate in shareholders general meeting with the right of vote while solving the issues on the Company's reorganization and liquidation, and also on the issue of introducing addenda and changes to the Company's Charter, in case when these changes are limiting the rights of the said shareholders.

The owners of A type preferred shares have the right to participate in shareholders general meeting with the right of vote on all the issues of the agenda in case, when the shareholders meeting irrespective of the reasons did not adopt the resolution on payment of dividends or the resolution was adopted on non-complete payment of dividends under A type preferred shares.

This right arises for the owners of A type preferred shares of type And since the meeting following annual meeting of shareholders at which the resolution on payment of dividends was not adopted, and stops since the moment of the first payment of dividends under the specified shares in the full size.

The rights of a shareholder – owner of preferred shares of specific type for their conversion into ordinary shares or preferred shares of other types and the procedure of carrying out such conversion:

The issuer's charter does not stipulate the possibility of such conversion

The rights of a shareholder for getting a part of the issuer's property in case of its liquidation:

A shareholder – owner of A type preferred shares has the right in accordance with the issuer's charter to get a part of property left after its liquidation proportionally to the number of shares at his disposal.

Other data provided by the issuer at its own discretion:

Method of placement: conversion at reorganization (30.11.2002)

The report of the issue results was registered by Russia's FCSM on 24.01.2003.

The quantity of declared shares:

*The Company is in the right to place **1 299 093 pieces of ordinary** registered paperless shares (declared shares0 in addition to the placed ordinary shares. The face value of each declared ordinary share makes up 5 9five) rubles.*

*The Company is in the right to place **531 496 pieces of preferred** registered paperless shares of A type (declared shares) in addition to the placed A type preferred shares. The face value of each declared A type preferred share makes up 5 (five) rubles. (The Company's Charter item 6.3 of Article 6).*

8.3. Data on previous issues of the issuer's issuing securities, excluding the issuer's shares

8.3.1. Data on the issues, all the securities of which are paid off (cancelled)

Issue *№ 4*

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***4 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-04-00137-A

State registration date of securities issue:

25.10.2002

The name of state registration body carried out the securities issue state registration:

Russia's FCSM (Federal Commission for the Securities Market)

The amount of the issue securities:

236

The amount of securities issue at face value:

590 000 rubles

Time period (date) of the issue securities pay off:

24.01.2001 – 24.01.2003

Reason for the issue securities pay off (cancellation):

The state registration of the issue of registered paperless bonds of 4 – O series with state registration number 4 - 04 - 00137 - A of 25.10.2002 is cancelled by order № 03 - 100/p of 24.01.2003 of Russia's FCSM.

Issue *№ 5*

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***5 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-05-00137-A

State registration date of securities issue:

25.10.2002

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The amount of the issue securities:

500

The amount of securities issue at face value:

1 250 000 rubles

Time period (date) of the issue securities pay off:

13.12.2001 – 24.01.2003

Reason for the issue securities pay off (cancellation):

Russia's FCSM order № 03 - 100/p of 24.01.2003

Issue *№ 6*

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***6 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-06-00137-A

State registration date of securities issue:

25.10.2002

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The amount of the issue securities:

500

The amount of securities issue at face value:

1 250 000 rubles

Time period (date) of the issue securities pay off:

20.10.2001 – 24.01.2003

Reason for the issue securities pay off (cancellation):

Russia's FCSM order № 03 - 100/p of 24.01.2003

Issue *№ 7*

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***7 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-07-00137-A

State registration date of securities issue:

25.10.2002

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The amount of the issue securities:

120

The amount of securities issue at face value:

300 000 rubles

Time period (date) of the issue securities pay off:

27.11.2001 – 24.01.2003

Reason for the issue securities pay off (cancellation):

Russia's FCSM order № 03 - 100/p of 24.01.2003

Issue *№ 8*
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***8 – O***
Type: ***interest rate***
Form: ***registered paperless***
State registration number of securities issue:
№ 4-08-00137-A
State registration date of securities issue:
25.10.2002
The name of state registration body carried out the securities issue state registration:
Russia's FCSM
The amount of the issue securities:
11
The amount of securities issue at face value:
44 000 rubles
Time period (date) of the issue securities pay off:
24.11.2001 – 24.01.2003
Reason for the issue securities pay off (cancellation):
Russia's FCSM order № 03 - 100/p of 24.01.2003

Issue *№ 12*
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***13 – O***
Type: ***interest rate***
Form: ***registered paperless***
State registration number of securities issue:
№ 4-13-00137-A
State registration date of securities issue:
25.10.2002
The name of state registration body carried out the securities issue state registration:
Russia's FCSM
The amount of the issue securities:
500
The amount of securities issue at face value:
1 250 000 rubles
Time period (date) of the issue securities pay off:
06.11.2001 – 06.11.2003
Reason for the issue securities pay off (cancellation):
Russia's FCSM order № 03 - 100/p of 24.01.2003

Issue *№ 15*
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***15 – O***

Type: ***interest rate***
Form: ***registered paperless***
State registration number of securities issue:
№ 4-15-00137-A
State registration date of securities issue:
25.10.2002
The name of state registration body carried out the securities issue state registration:
Russia's FCSM
The amount of the issue securities:
500
The amount of securities issue at face value:
1 250 000 rubles
Time period (date) of the issue securities pay off:
04.09.2001 –04.09.2003
Reason for the issue securities pay off (cancellation):
Russia's FCSM order № 03 - 100/p of 24.01.2003

Issue ***№ 16***
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***16– O***
Type: ***interest rate***
Form: ***registered paperless***
State registration number of securities issue:
№ 4-16-00137-A
State registration date of securities issue:
25.10.2002
The name of state registration body carried out the securities issue state registration:
Russia's FCSM
The amount of the issue securities:
250
The amount of securities issue at face value:
625 000 rubles
Time period (date) of the issue securities pay off:
04.09.2001 – 04.09.2003
Reason for the issue securities pay off (cancellation):
Russia's FCSM order № 03 - 100/p of 24.01.2003

Issue ***№ 23***
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***23 – O***
Type: ***interest rate***
Form: ***registered paperless***
State registration number of securities issue:
№ 4-23-00137-A

State registration date of securities issue:

25.10.2002

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The amount of the issue securities:

116

The amount of securities issue at face value:

696 000 rubles

Time period (date) of the issue securities pay off:

25.10.2002 – 15.04.2004

Reason for the issue securities pay off (cancellation):

Russia's FCSM order № 03 - 100/p of 24.01.2003

Issue ***№ 26***

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***26 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-26-00137-A

State registration date of securities issue:

25.10.2002

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The amount of the issue securities:

35

The amount of securities issue at face value:

315 000 rubles

Time period (date) of the issue securities pay off:

25.10.2002 – 15.04.2004

Reason for the issue securities pay off (cancellation):

Russia's FCSM order № 03 - 100/p of 24.01.2003

8.3.2. Data on the issues, securities of which are circulating

Total quantity of all securities of the issuer - ***bonds***, which are in circulation (are not paid off):

1 189 898 pieces

Total amount at face value of all securities of the issuer – ***bonds***, which are in circulation (are not paid off):

1 089 026 600 rubles

Issue № 1:

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***1 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-01-00137-A

State registration date of securities issue:

25.10.2002

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The amount of the issue securities:

500 pieces

Face value of each valuable paper of the issue:

2 500 rubles

The amount of securities issue at face value:

1 250 000 rubles

The rights assigned for each valuable paper of the issue:

The owner of the bond has the right:
Of extraordinary access to a telephone network or of reception of a sum of money in the size of the face value of the bond;
Of interest payment;
Of reception of face value of the bond from the issuer at liquidation of the Company. Payment to owners of bonds is made by the liquidating commission in the sequence established by article 64 of the Civil Code of Russian Federation according to intermediate liquidating balance.

Conditions and procedure of repayment of the issue securities:

Repayment of the bond is made at technical availability in the form of a property equivalent, and namely: extraordinary access to a telephone network upon conclusion of a contract for telecommunication services with the owner of the bond. Access to a telephone network under bonds of the specified series is provided only to physical persons. Additional payment for granting access to a telephone network it is not required.

Access to a telephone network is granted to the owner of the bond duly registered in his residence or owner of premises at the address, specified in the application for purchase of the bond.

Granting of access to a telephone network to the owner of the bond acquired in a secondary market, is carried out at technical availability.

For repayment of the bond, the owner of the bond submits an application, shows the notice of a telephone exchange on technical availability of access to a telephone network. The conclusion of the contract for telecommunication services is made within 30 days from the date of submission of the application.

If there is no technical availability to access a telephone network or at refusal of the owner of the bond to get access to a telephone network under the application of the owner of the bond, repayment is carried out by payment of a sum of money in the size of face value of the bond.

Prescheduled repayment is not stipulated.

The size of interest income (coupon yield) under the bond, the procedure and conditions of its payment:

Interest under the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer placement of the bonds to the date of submission of the application for repayment of the bond at the rate of 1 % annually of the face value of the bond.

Issue **№ 2:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***2 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-02-00137-A

State registration date of securities issue:

25.10.2002

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The amount of the issue securities:

498 pieces

Face value of each valuable paper of the issue:

2 500 rubles

The amount of securities issue at face value:

1 245 000 rubles

The rights assigned for each valuable paper of the issue:

The owner of the bond has the right:
Of extraordinary access to a telephone network or of reception of a sum of money in the size of the face value of the bond;
Of interest payment;
Of reception of face value of the bond from the issuer at liquidation of the Company. Payment to owners of bonds is made by the liquidating commission in the sequence established by article 64 of the Civil Code of Russian Federation according to intermediate liquidating balance.

Conditions and procedure of repayment of the issue securities:

Repayment of the bond is made at technical availability in the form of a property equivalent, and namely: extraordinary access to a telephone network upon conclusion of a contract for telecommunication services with the owner of the bond. Access to a telephone network under bonds of the specified series is provided only to physical persons. Additional payment for granting access to a telephone network it is not required.
Access to a telephone network is granted to the owner of the bond duly registered in his residence or owner of premises at the address, specified in the application for purchase of the bond.

Granting of access to a telephone network to the owner of the bond acquired in a secondary market, is carried out at technical availability.

For repayment of the bond, the owner of the bond submits an application, shows the notice of a telephone exchange on technical availability of access to a telephone network. The conclusion of the contract for telecommunication services is made within 30 days from the date of submission of the application.

If there is no technical availability to access a telephone network or at refusal of the owner of the bond to get access to a telephone network under the application of the owner of the bond, repayment is carried out by payment of a sum of money in the size of face value of the bond.

Prescheduled repayment is not stipulated.

The size of interest income (coupon yield) under the bond, the procedure and conditions of its payment:

Interest under the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer placement of the bonds to the date of submission of the application for repayment of the bond at the rate of 1 % annually of the face value of the bond.

Issue **№ 3:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***3 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-03-00137-A

State registration date of securities issue:

25.10.2002:

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The amount of the issue securities:

500 pieces

Face value of each valuable paper of the issue:

2 500 rubles

The amount of securities issue at face value:

1 250 000 rubles

The rights assigned for each valuable paper of the issue:

The owner of the bond has the right:

Of extraordinary access to a telephone network or of reception of a sum of money in the size of the face value of the bond;

Of interest payment;

Of reception of face value of the bond from the issuer at liquidation of the Company. Payment to owners of bonds is made by the liquidating commission in the sequence established by article 64

of the Civil Code of Russian Federation according to intermediate liquidating balance.

Conditions and procedure of repayment of the issue securities:

Repayment of the bond is made at technical availability in the form of a property equivalent, and namely: extraordinary access to a telephone network upon conclusion of a contract for telecommunication services with the owner of the bond. Access to a telephone network under bonds of the specified series is provided only to physical persons. Additional payment for granting access to a telephone network it is not required.

Access to a telephone network is granted to the owner of the bond duly registered in his residence or owner of premises at the address, specified in the application for purchase of the bond.

Granting of access to a telephone network to the owner of the bond acquired in a secondary market, is carried out at technical availability.

For repayment of the bond, the owner of the bond submits an application, shows the notice of a telephone exchange on technical availability of access to a telephone network. The conclusion of the contract for telecommunication services is made within 30 days from the date of submission of the application.

If there is no technical availability to access a telephone network or at refusal of the owner of the bond to get access to a telephone network under the application of the owner of the bond, repayment is carried out by payment of a sum of money in the size of face value of the bond.

Prescheduled repayment is not stipulated.

The size of interest income (coupon yield) under the bond, the procedure and conditions of its payment:

Interest under the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer placement of the bonds to the date of submission of the application for repayment of the bond at the rate of 1 % annually of the face value of the bond.

Issue **№ 9:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***9 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-09-00137-A

State registration date of securities issue:

25.10.2002:

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The amount of the issue securities:

321 pieces

Face value of each valuable paper of the issue:

2 500 rubles

The amount of securities issue at face value:

802 500 rubles

The rights assigned for each valuable paper of the issue:

The owner of the bond has the right:

Of extraordinary access to a telephone network or of reception of a sum of money in the size of the face value of the bond;

Of interest payment;

Of reception of face value of the bond from the issuer at liquidation of the Company. Payment to owners of bonds is made by the liquidating commission in the sequence established by article 64 of the Civil Code of Russian Federation according to intermediate liquidating balance.

Conditions and procedure of repayment of the issue securities:

Repayment of the bond is made at technical availability in the form of a property equivalent, and namely: extraordinary access to a telephone network upon conclusion of a contract for telecommunication services with the owner of the bond. Access to a telephone network under bonds of the specified series is provided only to physical persons. Additional payment for granting access to a telephone network it is not required.

Access to a telephone network is granted to the owner of the bond duly registered in his residence or owner of premises at the address, specified in the application for purchase of the bond.

Granting of access to a telephone network to the owner of the bond acquired in a secondary market, is carried out at technical availability.

For repayment of the bond, the owner of the bond submits an application, shows the notice of a telephone exchange on technical availability of access to a telephone network. The conclusion of the contract for telecommunication services is made within 30 days from the date of submission of the application.

If there is no technical availability to access a telephone network or at refusal of the owner of the bond to get access to a telephone network under the application of the owner of the bond, repayment is carried out by payment of a sum of money in the size of face value of the bond.

Prescheduled repayment is not stipulated.

The size of interest income (coupon yield) under the bond, the procedure and conditions of its payment:

Interest under the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer placement of the bonds to the date of submission of the application for repayment of the bond at the rate of 1 % annually of the face value of the bond.

Issue **№ 10:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***10 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-10-00137-A

State registration date of securities issue:

25.10.2002:

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The amount of the issue securities:

488 pieces

Face value of each valuable paper of the issue:

2 500 rubles

The amount of securities issue at face value:

1 220 000 rubles

The rights assigned for each valuable paper of the issue:

The owner of the bond has the right:
Of extraordinary access to a telephone network or of reception of a sum of money in the size of the face value of the bond;
Of interest payment;
Of reception of face value of the bond from the issuer at liquidation of the Company. Payment to owners of bonds is made by the liquidating commission in the sequence established by article 64 of the Civil Code of Russian Federation according to intermediate liquidating balance.

Conditions and procedure of repayment of the issue securities:

Repayment of the bond is made at technical availability in the form of a property equivalent, and namely: extraordinary access to a telephone network upon conclusion of a contract for telecommunication services with the owner of the bond. Access to a telephone network under bonds of the specified series is provided only to physical persons. Additional payment for granting access to a telephone network it is not required.

Access to a telephone network is granted to the owner of the bond duly registered in his residence or owner of premises at the address, specified in the application for purchase of the bond.

Granting of access to a telephone network to the owner of the bond acquired in a secondary market, is carried out at technical availability.

For repayment of the bond, the owner of the bond submits an application, shows the notice of a telephone exchange on technical availability of access to a telephone network. The conclusion of the contract for telecommunication services is made within 30 days from the date of submission of the application.

If there is no technical availability to access a telephone network or at refusal of the owner of the bond to get access to a telephone network under the application of the owner of the bond, repayment is carried out by payment of a sum of money in the size of face value of the bond.

Prescheduled repayment is not stipulated.

The size of interest income (coupon yield) under the bond, the procedure and conditions of its payment:

Interest under the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer placement of the bonds to the date of submission of the application for repayment of the bond at the rate of 1 % annually of the face value of the bond.

Issue **№ 11:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***11 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-11-00137-A

State registration date of securities issue:

25.10.2002:

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The amount of the issue securities:

280 pieces

Face value of each valuable paper of the issue:

2 500 rubles

The amount of securities issue at face value:

700 000 rubles

The rights assigned for each valuable paper of the issue:

The owner of the bond has the right:
Of extraordinary access to a telephone network or of reception of a sum of money in the size of the face value of the bond;
Of interest payment;
Of reception of face value of the bond from the issuer at liquidation of the Company. Payment to owners of bonds is made by the liquidating commission in the sequence established by article 64 of the Civil Code of Russian Federation according to intermediate liquidating balance.

Conditions and procedure of repayment of the issue securities:

Repayment of the bond is made at technical availability in the form of a property equivalent, and namely: extraordinary access to a telephone network upon conclusion of a contract for telecommunication services with the owner of the bond. Access to a telephone network under bonds of the specified series is provided only to physical persons. Additional payment for granting access to a telephone network it is not required.
Access to a telephone network is granted to the owner of the bond duly registered in his residence or owner of premises at the address, specified in the application for purchase of the bond.

Granting of access to a telephone network to the owner of the bond acquired in a secondary market, is carried out at technical availability.

For repayment of the bond, the owner of the bond submits an application, shows the notice of a telephone exchange on technical availability of access to a telephone network. The conclusion of the contract for telecommunication services is made within 30 days from the date of submission of the application.

If there is no technical availability to access a telephone network or at refusal of the owner of the bond to get access to a telephone network under the application of the owner of the bond, repayment is carried out by payment of a sum of money in the size of face value of the bond.

Prescheduled repayment is not stipulated.

The size of interest income (coupon yield) under the bond, the procedure and conditions of its payment:

Interest under the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer placement of the bonds to the date of submission of

the application for repayment of the bond at the rate of 1 % annually of the face value of the bond.

Issue **№ 12:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***12 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-12-00137-A

State registration date of securities issue:

25.10.2002:

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The amount of the issue securities:

334 pieces

Face value of each valuable paper of the issue:

2 500 rubles

The amount of securities issue at face value:

835 000 rubles

The rights assigned for each valuable paper of the issue:

The owner of the bond has the right:

Of extraordinary access to a telephone network or of reception of a sum of money in the size of the face value of the bond;

Of interest payment;

Of reception of face value of the bond from the issuer at liquidation of the Company. Payment to owners of bonds is made by the liquidating commission in the sequence established by article 64 of the Civil Code of Russian Federation according to intermediate liquidating balance.

Conditions and procedure of repayment of the issue securities:

Repayment of the bond is made at technical availability in the form of a property equivalent, and namely: extraordinary access to a telephone network upon conclusion of a contract for telecommunication services with the owner of the bond. Access to a telephone network under bonds of the specified series is provided only to physical persons. Additional payment for granting access to a telephone network it is not required.

Access to a telephone network is granted to the owner of the bond duly registered in his residence or owner of premises at the address, specified in the application for purchase of the bond.

Granting of access to a telephone network to the owner of the bond acquired in a secondary market, is carried out at technical availability.

For repayment of the bond, the owner of the bond submits an application, shows the notice of a telephone exchange on technical availability of access to a telephone network. The conclusion of the contract for telecommunication services is made within 30 days from the date of submission of the application.

If there is no technical availability to access a telephone network or at refusal of the owner of the bond to get access to a telephone network under the application of the owner of the bond, repayment is carried out by payment of a sum of money in the size of face value of the bond.

Prescheduled repayment is not stipulated.

The size of interest income (coupon yield) under the bond, the procedure and conditions of its payment:

Interest under the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer placement of the bonds to the date of submission of the application for repayment of the bond at the rate of 1 % annually of the face value of the bond.

Issue **№ 14:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***14 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-14-00137-A

State registration date of securities issue:

25.10.2002:

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The amount of the issue securities:

500 pieces

Face value of each valuable paper of the issue:

2 500 rubles

The amount of securities issue at face value:

1 250 000 rubles

The rights assigned for each valuable paper of the issue:

The owner of the bond has the right:

Of extraordinary access to a telephone network or of reception of a sum of money in the size of the face value of the bond;

Of interest payment;

Of reception of face value of the bond from the issuer at liquidation of the Company. Payment to owners of bonds is made by the liquidating commission in the sequence established by article 64 of the Civil Code of Russian Federation according to intermediate liquidating balance.

Conditions and procedure of repayment of the issue securities:

Repayment of the bond is made at technical availability in the form of a property equivalent, and namely: extraordinary access to a telephone network upon conclusion of a contract for telecommunication services with the owner of the bond. Access to a telephone network under bonds of the specified series is provided only to physical persons. Additional payment for granting access to a telephone network it is not required.

Access to a telephone network is granted to the owner of the bond duly registered in his residence or owner of premises at the address, specified in the application for purchase of the bond.

Granting of access to a telephone network to the owner of the bond acquired in a secondary market, is carried out at technical availability.

For repayment of the bond, the owner of the bond submits an application, shows the notice of a telephone exchange on technical availability of access to a telephone network. The conclusion of the contract for telecommunication services is made within 30 days from the date of submission of the application.

If there is no technical availability to access a telephone network or at refusal of the owner of the bond to get access to a telephone network under the application of the owner of the bond, repayment is carried out by payment of a sum of money in the size of face value of the bond.

Prescheduled repayment is not stipulated.

The size of interest income (coupon yield) under the bond, the procedure and conditions of its payment:

Interest under the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer placement of the bonds to the date of submission of the application for repayment of the bond at the rate of 1 % annually of the face value of the bond.

Issue **№ 17:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***17 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-17-00137-A

State registration date of securities issue:

25.10.2002:

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The amount of the issue securities:

40 pieces

Face value of each valuable paper of the issue:

5 000 rubles

The amount of securities issue at face value:

200 000 rubles

The rights assigned for each valuable paper of the issue:

The owner of the bond has the right:

Of extraordinary access to a telephone network or of reception of a sum of money in the size of the face value of the bond;

Of interest payment;

Of reception of face value of the bond from the issuer at liquidation of the Company. Payment to

owners of bonds is made by the liquidating commission in the sequence established by article 64 of the Civil Code of Russian Federation according to intermediate liquidating balance.

Conditions and procedure of repayment of the issue securities:

Repayment of the bond is made at technical availability in the form of a property equivalent, and namely: extraordinary access to a telephone network upon conclusion of a contract for telecommunication services with the owner of the bond. Access to a telephone network under bonds of the specified series is provided only to physical persons. Additional payment for granting access to a telephone network it is not required.

Access to a telephone network is granted to the owner of the bond duly registered in his residence or owner of premises at the address, specified in the application for purchase of the bond.

Granting of access to a telephone network to the owner of the bond acquired in a secondary market, is carried out at technical availability.

For repayment of the bond, the owner of the bond submits an application, shows the notice of a telephone exchange on technical availability of access to a telephone network. The conclusion of the contract for telecommunication services is made within 30 days from the date of submission of the application.

If there is no technical availability to access a telephone network or at refusal of the owner of the bond to get access to a telephone network under the application of the owner of the bond, repayment is carried out by payment of a sum of money in the size of face value of the bond.

Prescheduled repayment is not stipulated.

The size of interest income (coupon yield) under the bond, the procedure and conditions of its payment:

Interest under the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer placement of the bonds to the date of submission of the application for repayment of the bond at the rate of 1 % annually of the face value of the bond.

Issue **№ 18:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***18 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-18-00137-A

State registration date of securities issue:

25.10.2002:

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The amount of the issue securities:

182 pieces

Face value of each valuable paper of the issue:

6 000 rubles

The amount of securities issue at face value:

1 092 000 rubles

The rights assigned for each valuable paper of the issue:

The owner of the bond has the right:

Of extraordinary access to a telephone network or of reception of a sum of money in the size of the face value of the bond;

Of interest payment;

Of reception of face value of the bond from the issuer at liquidation of the Company. Payment to owners of bonds is made by the liquidating commission in the sequence established by article 64 of the Civil Code of Russian Federation according to intermediate liquidating balance.

Conditions and procedure of repayment of the issue securities:

Repayment of the bond is made at technical availability in the form of a property equivalent, and namely: extraordinary access to a telephone network upon conclusion of a contract for telecommunication services with the owner of the bond. Access to a telephone network under bonds of the specified series is provided only to physical persons. Additional payment for granting access to a telephone network it is not required.

Access to a telephone network is granted to the owner of the bond duly registered in his residence or owner of premises at the address, specified in the application for purchase of the bond.

Granting of access to a telephone network to the owner of the bond acquired in a secondary market, is carried out at technical availability.

For repayment of the bond, the owner of the bond submits an application, shows the notice of a telephone exchange on technical availability of access to a telephone network. The conclusion of the contract for telecommunication services is made within 30 days from the date of submission of the application.

If there is no technical availability to access a telephone network or at refusal of the owner of the bond to get access to a telephone network under the application of the owner of the bond, repayment is carried out by payment of a sum of money in the size of face value of the bond.

Prescheduled repayment is not stipulated.

The size of interest income (coupon yield) under the bond, the procedure and conditions of its payment:

Interest under the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer placement of the bonds to the date of submission of the application for repayment of the bond at the rate of 1 % annually of the face value of the bond.

Issue **№ 19:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***19 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-19-00137-A

State registration date of securities issue:

25.10.2002:

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The amount of the issue securities:

70 pieces

Face value of each valuable paper of the issue:

6 000 rubles

The amount of securities issue at face value:

420 000 rubles

The rights assigned for each valuable paper of the issue:

The owner of the bond has the right:
Of extraordinary access to a telephone network or of reception of a sum of money in the size of the face value of the bond;
Of interest payment;
Of reception of face value of the bond from the issuer at liquidation of the Company. Payment to owners of bonds is made by the liquidating commission in the sequence established by article 64 of the Civil Code of Russian Federation according to intermediate liquidating balance.

Conditions and procedure of repayment of the issue securities:

Repayment of the bond is made at technical availability in the form of a property equivalent, and namely: extraordinary access to a telephone network upon conclusion of a contract for telecommunication services with the owner of the bond. Access to a telephone network under bonds of the specified series is provided only to physical persons. Additional payment for granting access to a telephone network it is not required.

Access to a telephone network is granted to the owner of the bond duly registered in his residence or owner of premises at the address, specified in the application for purchase of the bond.

Granting of access to a telephone network to the owner of the bond acquired in a secondary market, is carried out at technical availability.

For repayment of the bond, the owner of the bond submits an application, shows the notice of a telephone exchange on technical availability of access to a telephone network. The conclusion of the contract for telecommunication services is made within 30 days from the date of submission of the application.

If there is no technical availability to access a telephone network or at refusal of the owner of the bond to get access to a telephone network under the application of the owner of the bond, repayment is carried out by payment of a sum of money in the size of face value of the bond.

Prescheduled repayment is not stipulated.

The size of interest income (coupon yield) under the bond, the procedure and conditions of its payment:

Interest under the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer placement of the bonds to the date of submission of the application for repayment of the bond at the rate of 1 % annually of the face value of the bond.

Issue **№ 20:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***20 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-20-00137-A

State registration date of securities issue:

25.10.2002:

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The amount of the issue securities:

405 pieces

Face value of each valuable paper of the issue:

6 000 rubles

The amount of securities issue at face value:

2 430 000 rubles

The rights assigned for each valuable paper of the issue:

The owner of the bond has the right:

Of extraordinary access to a telephone network or of reception of a sum of money in the size of the face value of the bond;

Of interest payment;

Of reception of face value of the bond from the issuer at liquidation of the Company. Payment to owners of bonds is made by the liquidating commission in the sequence established by article 64 of the Civil Code of Russian Federation according to intermediate liquidating balance.

Conditions and procedure of repayment of the issue securities:

Repayment of the bond is made at technical availability in the form of a property equivalent, and namely: extraordinary access to a telephone network upon conclusion of a contract for telecommunication services with the owner of the bond. Access to a telephone network under bonds of the specified series is provided only to physical persons. Additional payment for granting access to a telephone network it is not required.

Access to a telephone network is granted to the owner of the bond duly registered in his residence or owner of premises at the address, specified in the application for purchase of the bond.

Granting of access to a telephone network to the owner of the bond acquired in a secondary market, is carried out at technical availability.

For repayment of the bond, the owner of the bond submits an application, shows the notice of a telephone exchange on technical availability of access to a telephone network. The conclusion of the contract for telecommunication services is made within 30 days from the date of submission of the application.

If there is no technical availability to access a telephone network or at refusal of the owner of the bond to get access to a telephone network under the application of the owner of the bond, repayment is carried out by payment of a sum of money in the size of face value of the bond.

Prescheduled repayment is not stipulated.

The size of interest income (coupon yield) under the bond, the procedure and conditions of its payment:

Interest under the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer placement of the bonds to the date of submission of the application for repayment of the bond at the rate of 1 % annually of the face value of the bond.

Issue **№ 21:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***21 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-21-00137-A

State registration date of securities issue:

25.10.2002:

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The amount of the issue securities:

288 pieces

Face value of each valuable paper of the issue:

6 000 rubles

The amount of securities issue at face value:

1 728 000 rubles

The rights assigned for each valuable paper of the issue:

The owner of the bond has the right:

Of extraordinary access to a telephone network or of reception of a sum of money in the size of the face value of the bond;

Of interest payment;

Of reception of face value of the bond from the issuer at liquidation of the Company. Payment to owners of bonds is made by the liquidating commission in the sequence established by article 64 of the Civil Code of Russian Federation according to intermediate liquidating balance.

Conditions and procedure of repayment of the issue securities:

Repayment of the bond is made at technical availability in the form of a property equivalent, and namely: extraordinary access to a telephone network upon conclusion of a contract for telecommunication services with the owner of the bond. Access to a telephone network under bonds of the specified series is provided only to physical persons. Additional payment for granting access to a telephone network it is not required.

Access to a telephone network is granted to the owner of the bond duly registered in his residence or owner of premises at the address, specified in the application for purchase of the bond.

Granting of access to a telephone network to the owner of the bond acquired in a secondary market, is carried out at technical availability.

For repayment of the bond, the owner of the bond submits an application, shows the notice of a telephone exchange on technical availability of access to a telephone network. The conclusion of

the contract for telecommunication services is made within 30 days from the date of submission of the application.

If there is no technical availability to access a telephone network or at refusal of the owner of the bond to get access to a telephone network under the application of the owner of the bond, repayment is carried out by payment of a sum of money in the size of face value of the bond.

Prescheduled repayment is not stipulated.

The size of interest income (coupon yield) under the bond, the procedure and conditions of its payment:

Interest under the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer placement of the bonds to the date of submission of the application for repayment of the bond at the rate of 1 % annually of the face value of the bond.

Issue **№ 22:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***22 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-22-00137-A

State registration date of securities issue:

25.10.2002:

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The amount of the issue securities:

417 pieces

Face value of each valuable paper of the issue:

6 000 rubles

The amount of securities issue at face value:

2 502 000 rubles

The rights assigned for each valuable paper of the issue:

The owner of the bond has the right:

Of extraordinary access to a telephone network or of reception of a sum of money in the size of the face value of the bond;

Of interest payment;

Of reception of face value of the bond from the issuer at liquidation of the Company. Payment to owners of bonds is made by the liquidating commission in the sequence established by article 64 of the Civil Code of Russian Federation according to intermediate liquidating balance.

Conditions and procedure of repayment of the issue securities:

Repayment of the bond is made at technical availability in the form of a property equivalent, and namely: extraordinary access to a telephone network upon conclusion of a contract for telecommunication services with the owner of the bond. Access to a telephone network under

bonds of the specified series is provided only to physical persons. Additional payment for granting access to a telephone network it is not required.
Access to a telephone network is granted to the owner of the bond duly registered in his residence or owner of premises at the address, specified in the application for purchase of the bond.

Granting of access to a telephone network to the owner of the bond acquired in a secondary market, is carried out at technical availability.

For repayment of the bond, the owner of the bond submits an application, shows the notice of a telephone exchange on technical availability of access to a telephone network. The conclusion of the contract for telecommunication services is made within 30 days from the date of submission of the application.

If there is no technical availability to access a telephone network or at refusal of the owner of the bond to get access to a telephone network under the application of the owner of the bond, repayment is carried out by payment of a sum of money in the size of face value of the bond.

Prescheduled repayment is not stipulated.

- The size of interest income (coupon yield) under the bond, the procedure and conditions of its payment:

Interest under the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer placement of the bonds to the date of submission of the application for repayment of the bond at the rate of 1 % annually of the face value of the bond.

Issue **№ 24:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***24 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-24-00137-A

State registration date of securities issue:

25.10.2002:

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The amount of the issue securities:

500 pieces

Face value of each valuable paper of the issue:

6 000 rubles

The amount of securities issue at face value:

3 000 000 rubles

The rights assigned for each valuable paper of the issue:

The owner of the bond has the right:
Of extraordinary access to a telephone network or of reception of a sum of money in the size of the face value of the bond;

Of interest payment;

Of reception of face value of the bond from the issuer at liquidation of the Company. Payment to owners of bonds is made by the liquidating commission in the sequence established by article 64 of the Civil Code of Russian Federation according to intermediate liquidating balance.

Conditions and procedure of repayment of the issue securities:

Repayment of the bond is made at technical availability in the form of a property equivalent, and namely: extraordinary access to a telephone network upon conclusion of a contract for telecommunication services with the owner of the bond. Access to a telephone network under bonds of the specified series is provided only to physical persons. Additional payment for granting access to a telephone network it is not required.

Access to a telephone network is granted to the owner of the bond duly registered in his residence or owner of premises at the address, specified in the application for purchase of the bond.

Granting of access to a telephone network to the owner of the bond acquired in a secondary market, is carried out at technical availability.

For repayment of the bond, the owner of the bond submits an application, shows the notice of a telephone exchange on technical availability of access to a telephone network. The conclusion of the contract for telecommunication services is made within 30 days from the date of submission of the application.

If there is no technical availability to access a telephone network or at refusal of the owner of the bond to get access to a telephone network under the application of the owner of the bond, repayment is carried out by payment of a sum of money in the size of face value of the bond.

Prescheduled repayment is not stipulated.

The size of interest income (coupon yield) under the bond, the procedure and conditions of its payment:

Interest under the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer placement of the bonds to the date of submission of the application for repayment of the bond at the rate of 1 % annually of the face value of the bond.

Issue **№ 25:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***25 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-25-00137-A

State registration date of securities issue:

25.10.2002:

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The amount of the issue securities:

180 pieces

Face value of each valuable paper of the issue:

6 000 rubles

The amount of securities issue at face value:

1 080 000 rubles

The rights assigned for each valuable paper of the issue:

The owner of the bond has the right:
Of extraordinary access to a telephone network or of reception of a sum of money in the size of the face value of the bond;
Of interest payment;
Of reception of face value of the bond from the issuer at liquidation of the Company. Payment to owners of bonds is made by the liquidating commission in the sequence established by article 64 of the Civil Code of Russian Federation according to intermediate liquidating balance.

Conditions and procedure of repayment of the issue securities:

Repayment of the bond is made at technical availability in the form of a property equivalent, and namely: extraordinary access to a telephone network upon conclusion of a contract for telecommunication services with the owner of the bond. Access to a telephone network under bonds of the specified series is provided only to physical persons. Additional payment for granting access to a telephone network it is not required.
Access to a telephone network is granted to the owner of the bond duly registered in his residence or owner of premises at the address, specified in the application for purchase of the bond.
Granting of access to a telephone network to the owner of the bond acquired in a secondary market, is carried out at technical availability.
For repayment of the bond, the owner of the bond submits an application, shows the notice of a telephone exchange on technical availability of access to a telephone network. The conclusion of the contract for telecommunication services is made within 30 days from the date of submission of the application.
If there is no technical availability to access a telephone network or at refusal of the owner of the bond to get access to a telephone network under the application of the owner of the bond, repayment is carried out by payment of a sum of money in the size of face value of the bond.
Prescheduled repayment is not stipulated.

The size of interest income (coupon yield) under the bond, the procedure and conditions of its payment:

Interest under the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer placement of the bonds to the date of submission of the application for repayment of the bond at the rate of 1 % annually of the face value of the bond.

Issue **№ 27:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***1 – C***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-27-00137-A

State registration date of securities issue:

25.10.2002:

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The amount of the issue securities:

143 890 pieces

Face value of each valuable paper of the issue:

100 rubles

The amount of securities issue at face value:

14 389 000 rubles

The rights assigned for each valuable paper of the issue:

1) Of reception of face value of the bond at its repayment from the issuer in the procedure and during the time specified in the issue Prospectus;

2) Of reception of the fixed accrued interest at the rate of 1 % annually of the bond face value from the issuer at repayment in the procedure and during the time specified in the issue Prospectus;

3) Of reception, at availability of a technical opportunity, of an extraordinary access to a telephone network. A condition of extraordinary installation is the purchase of 15 bonds. The owner of bonds pays his access to a telephone network under the tariffs valid at the moment of granting the specified service. Granting an extraordinary access to a telephone network is the execution of the given obligation certified with the bond. The procedure of definition of availability of a technical opportunity of granting access to a telephone network, and also the procedure of accounting of bonds for which the obligation of the issuer to grant an extraordinary access to a telephone network is executed;

4) To receive from the issuer at liquidation of the Company the face value of the bond by way of the sequence established by item 1 of article 64 of the Civil Code of Russian Federation.

The procedure and conditions of the issue securities repayment:

The issuer makes payment of the face value and the sum of income under the bond in cash or by transfer to a bank on the basis of an application of the owner within 30 days from the date of the application submission. Periodicity of settlements with the owner of the bond: lumpsum. The form of payment: cash, non-cash.

The size of interest income (coupon yield) under the bond, the procedure and conditions of its payment:

Interest under the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer placement of bonds prior to the date of submission of the application for repayment of the bond at a rate of 1 % annually of the face value of the bond.

Issue **№ 28:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***2 – C***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-28-00137-A

State registration date of securities issue:

25.10.2002:

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The amount of the issue securities:

6 233 pieces

Face value of each valuable paper of the issue:

3 000 rubles

The amount of securities issue at face value:

18 699 000 rubles

The rights assigned for each valuable paper of the issue:

1) Of reception of face value of the bond at its repayment from the issuer in the procedure and during the time specified below in the issue Prospectus;

2) Of reception of the fixed accrued interest at the rate of 7 % annually of the bond face value from the issuer at repayment for the entire circulation period in the procedure and during the time specified below in the issue Prospectus;

3) Of getting, at availability of a technical opportunity for telephone installation, of one extraordinary access to a telephone network;

4) To receive from the issuer at liquidation of the Company the face value of the bond by way of the sequence established by item 1 of article 64 of the Civil Code of Russian Federation, and namely:

- First of all, the claims of citizens before which the liquidated Company bears obligations for causing harm to life and health are satisfied, by capitalization of corresponding time payments;

- In the second stage, severance payment settlements and a remuneration of labor with the persons working under the labor agreement (contract) and on payment of compensations under author's contracts are made;

- In the third stage, claims of creditors under the obligations provided with a pledge of property of the liquidated Company are satisfied;

- In the fourth stage, the debts on separate payments to the budget and extrabudgetary funds are repaid;

- In the fifth stage, settlements with other creditors are made according to the law which concerns owners of bonds.

Other rights stipulated by the legislation of Russian Federation are not applicable.

The procedure and conditions of the issue securities repayment:

From the moment of claming the repayment presented by the issuer to the owner of the bond during the period from 30.12.2009 to 30.12.2010 by submission of a verbal or written application in any form.

The issuer makes repayment of bonds within three months, by payment of face value and of fixed accrued interest at a rate of 7 % of face value of the bond for the entire circulation time.

Periodicity of settlements with the owner of bonds: lumpsum.

The form of payment: cash, non-cash.

Payments are made with:

- Available funds from cash department of the enterprise to the address on which the application has been directed;

- A bank transfer to the settlement account in bank (banking details should be specified in the application of the owner of the bond).

Prescheduled repayment is not provided

The size of interest income (coupon yield) under the bond, the procedure and conditions of its payment:

Interest under the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer placement of bonds prior to the date of submission of the application for repayment of the bond at a rate of 7 % annually of the face value of the bond.

Issue **№ 29:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***3 – C***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-29-00137-A

State registration date of securities issue:

25.10.2002:

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The amount of the issue securities:

3 231 pieces

Face value of each valuable paper of the issue:

2 000 rubles

The amount of securities issue at face value:

6 462 000 rubles

The rights assigned for each valuable paper of the issue:

1) Of reception of face value of the bond at its repayment from the issuer in the procedure and during the time specified below in the issue Prospectus;

2) Of reception of the fixed accrued interest at the rate of 7 % annually of the bond face value from the issuer at repayment for the entire circulation period in the procedure and during the time specified below in the issue Prospectus;

3) Of getting, at availability of a technical opportunity for telephone installation, of one extraordinary access to a telephone network;

4) To receive from the issuer at liquidation of the Company the face value of the bond by way of the sequence established by item 1 of article 64 of the Civil Code of Russian Federation, and namely:

- First of all, the claims of citizens before which the liquidated Company bears obligations for causing harm to life and health are satisfied, by capitalization of corresponding time payments;

- In the second stage, severance payment settlements and a remuneration of labor with the persons working under the labor agreement (contract) and on payment of compensations under author's contracts are made;

- In the third stage, claims of creditors under the obligations provided with a pledge of property of the liquidated Company are satisfied;

- In the fourth stage, the debts on separate payments to the budget and extrabudgetary funds are repaid;

- In the fifth stage, settlements with other creditors are made according to the law which concerns owners of bonds.

Other rights stipulated by the legislation of Russian Federation are not applicable.

The procedure and conditions of the issue securities repayment:

From the moment of claming the repayment presented by the issuer to the owner of the bond during the period from 30.12.2009 to 30.12.2010 by submission of a verbal or written application in any form.

The issuer makes repayment of bonds within three months, by payment of face value and of fixed accrued interest at a rate of 7 % of face value of the bond for the entire circulation time.

Periodicity of settlements with the owner of bonds: lumpsum.

The form of payment: cash, non-cash.

Payments are made with:

- Available funds from cash department of the enterprise to the address on which the application has been directed;

- A bank transfer to the settlement account in bank (banking details should be specified in the application of the owner of the bond).

Prescheduled repayment is not provided

The size of interest income (coupon yield) under the bond, the procedure and conditions of its payment:

Interest under the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer placement of bonds prior to the date of submission of the application for repayment of the bond at a rate of 7 % annually of the face value of the bond.

Issue **№ 30:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***4 – C***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-30-00137-A

State registration date of securities issue:

25.10.2002:

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The amount of the issue securities:

5 995 pieces

Face value of each valuable paper of the issue:

2 500 rubles

The amount of securities issue at face value:

14 987 500 rubles

The rights assigned for each valuable paper of the issue:

1) To receive from the issuer the face value of the bond at its repayment;

2) Of reception, at availability of a technical opportunity, of an extraordinary access to a telephone network. The owner of bonds makes payment under telephone communication services contract at the tariffs valid at the moment of granting the specified service;

3) To receive from the issuer at liquidation of the Company the face value of the bond by way of the sequence established by item 1 of article 64 of the Civil Code of Russian Federation, and namely:

- First of all, the claims of citizens before which the liquidated Company bears obligations for causing harm to life and health are satisfied, by capitalization of corresponding time payments;

- In the second stage, severance payment settlements and a remuneration of labor with the persons working under the labor agreement (contract) and on payment of compensations under author's contracts are made;

- In the third stage, claims of creditors under the obligations provided with a pledge of property of the liquidated Company are satisfied;

- In the fourth stage, the debts on separate payments to the budget and extrabudgetary funds are repaid;

- In the fifth stage, settlements with other creditors are made according to the law which concerns the owners of bonds.

The procedure and conditions of the issue securities repayment:

The owner of the bond for its repayment directs the application not earlier 30.06.2011 and not later 30.11.2011.

The issuer makes repayment of bonds by payment of the face value and the fixed accrued interest at a rate of 5 % for the entire circulation time from the face value of the bond.

Payments are made within 30 days from the date of granting to the issuer by the owner of the bond of the application for repayment, but not later than 31.12.2011.

Periodicity of settlements with the owner of the bond: lumpsum.

The form of payment: cash, non-cash.

The size of interest income (coupon yield) under the bond, the procedure and conditions of its payment:

Interest under the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer placement of bonds prior to the date of submission of the application for repayment of the bond at a rate of 5 % annually of the face value of the bond.

Issue **№ 31:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***5 – C***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-31-00137-A

State registration date of securities issue:

25.10.2002:

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The amount of the issue securities:

800 pieces

Face value of each valuable paper of the issue:

700 rubles

The amount of securities issue at face value:

560 000 rubles

The rights assigned for each valuable paper of the issue:

1) To receive from the issuer the face value of the bond at its repayment;

2) Of reception, at availability of a technical opportunity, of an extraordinary access to a telephone network. The owner of bonds makes payment under telephone communication services contract at the tariffs valid at the moment of granting the specified service;

3) To receive from the issuer at liquidation of the Company the face value of the bond by way of the sequence established by item 1 of article 64 of the Civil Code of Russian Federation, and namely:

- First of all, the claims of citizens before which the liquidated Company bears obligations for causing harm to life and health are satisfied, by capitalization of corresponding time payments;

- In the second stage, severance payment settlements and a remuneration of labor with the persons working under the labor agreement (contract) and on payment of compensations under author's contracts are made;

- In the third stage, claims of creditors under the obligations provided with a pledge of property of the liquidated Company are satisfied;

- In the fourth stage, the debts on separate payments to the budget and extrabudgetary funds are repaid;

- In the fifth stage, settlements with other creditors are made according to the law which concerns the owners of bonds.

The procedure and conditions of the issue securities repayment:

The owner of the bond for its repayment directs the application not earlier 30.06.2011 and not later 30.11.2011.

The issuer makes repayment of bonds by payment of the face value and the fixed accrued interest at a rate of 5 % for the entire circulation time from the face value of the bond.

Payments are made within 30 days from the date of granting to the issuer by the owner of the bond of the application for repayment, but not later than 31.12.2011.

Periodicity of settlements with the owner of the bond: lumpsum.

The form of payment: cash, non-cash.

Prescheduled repayment is not provided

The size of interest income (coupon yield) under the bond, the procedure and conditions of its payment:

Interest under the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer placement of bonds prior to the date of submission of the application for repayment of the bond at a rate of 5 % annually of the face value of the bond.

Issue **№ 32:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***6 – C***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-32-00137-A

State registration date of securities issue:

25.10.2002:

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The amount of the issue securities:

1 500 pieces

Face value of each valuable paper of the issue:

1 400 rubles

The amount of securities issue at face value:

2 100 000 rubles

The rights assigned for each valuable paper of the issue:

1) To receive from the issuer the face value of the bond at its repayment;

2) Of reception, at availability of a technical opportunity, of an extraordinary access to a telephone network. The owner of bonds makes payment under telephone communication services contract at the tariffs valid at the moment of granting the specified service;

3) To receive from the issuer at liquidation of the Company the face value of the bond by way of the sequence established by item 1 of article 64 of the Civil Code of Russian Federation, and namely:

- First of all, the claims of citizens before which the liquidated Company bears obligations for causing harm to life and health are satisfied, by capitalization of corresponding time payments;

- In the second stage, severance payment settlements and a remuneration of labor with the persons working under the labor agreement (contract) and on payment of compensations under author's contracts are made;

- In the third stage, claims of creditors under the obligations provided with a pledge of property of the liquidated Company are satisfied;

- In the fourth stage, the debts on separate payments to the budget and extrabudgetary funds are repaid;

- In the fifth stage, settlements with other creditors are made according to the law which concerns the owners of bonds.

The procedure and conditions of the issue securities repayment:

The owner of the bond for its repayment directs the application not earlier 30.06.2011 and not later 30.11.2011.

The issuer makes repayment of bonds by payment of the face value and the fixed accrued interest at a rate of 5 % for the entire circulation time from the face value of the bond.

Payments are made within 30 days from the date of granting to the issuer by the owner of the bond of the application for repayment, but not later than 31.12.2011.

Periodicity of settlements with the owner of the bond: lumpsum.

The form of payment: cash, non-cash.

Prescheduled repayment is not provided

The size of interest income (coupon yield) under the bond, the procedure and conditions of its payment:

Interest under the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer placement of bonds prior to the date of submission of the application for repayment of the bond at a rate of 5 % annually of the face value of the bond.

Issue **№ 33:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***1 – У***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-33-00137-А

State registration date of securities issue:

25.10.2002:

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The amount of the issue securities:

18 246 pieces

Face value of each valuable paper of the issue:

100 rubles

The amount of securities issue at face value:

1 824 600 rubles

The rights assigned for each valuable paper of the issue:

The owner of the bond has the right:

- To receive from the issuer the face value of the bond at repayment;

- To receive cash income at a rate of 0.1 % from face value of the bond at repayment;

- To get, at availability of a technical opportunity, access to a telephone network to concrete addresses within one year from the moment of purchase of 20 (twenty) bonds and the conclusion of the contract granting access to a telephone network.

The procedure and conditions of the issue securities repayment:

The issuer makes payment of the face value and the sum of income under the bond in cash or by transfer to bank on the basis of an application of the owner within three months from the date of submission of the application.

Prescheduled repayment is not provided

The size of interest income (coupon yield) under the bond, the procedure and conditions of its payment:

Interest under the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at a rate of 0.1 % annually from face value of the bond.

Issue **№ 34:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: *2 – Y*

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-34-00137-A

State registration date of securities issue:

25.10.2002:

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The amount of the issue securities:

500 pieces

Face value of each valuable paper of the issue:

2 000 rubles

The amount of securities issue at face value:

1 000 000 rubles

The rights assigned for each valuable paper of the issue:

The owner of the bond has the right:

- To receive from the issuer the face value of the bond at repayment;

- To receive cash income at a rate of 0.1 % from face value of the bond at repayment;

- To get, at availability of a technical opportunity, access to a telephone network to concrete addresses within one year from the moment of purchase of 20 (twenty) bonds and the conclusion of the contract granting access to a telephone network.

The procedure and conditions of the issue securities repayment:

The issuer makes payment of the face value and the sum of income under the bond in cash or by transfer to bank on the basis of an application of the owner within three months from the date of submission of the application.

Prescheduled repayment is not provided

The size of interest income (coupon yield) under the bond, the procedure and conditions of its payment:

Interest under the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at a rate of 0.1 % annually from face value of the bond.

Issue **№ 35:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***3 – Y***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-35-00137-A

State registration date of securities issue:

25.10.2002:

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The amount of the issue securities:

500 pieces

Face value of each valuable paper of the issue:

2 000 rubles

The amount of securities issue at face value:

1 000 000 rubles

The rights assigned for each valuable paper of the issue:

The owner of the bond has the right:

- To receive from the issuer the face value of the bond at repayment;

- To receive cash income at a rate of 0.1 % from face value of the bond at repayment;

- To get, at availability of a technical opportunity, access to a telephone network to concrete addresses within one year from the moment of purchase of 20 (twenty) bonds and the conclusion of the contract granting access to a telephone network.

The procedure and conditions of the issue securities repayment:

The issuer makes payment of the face value and the sum of income under the bond in cash or by transfer to bank on the basis of an application of the owner within three months from the date of submission of the application.

Prescheduled repayment is not provided

The size of interest income (coupon yield) under the bond, the procedure and conditions of its payment:

Interest under the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at a rate of 0.1 % annually from face value of the bond.

Issue № 36:

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***4 – Y***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-36-00137-A

State registration date of securities issue:

25.10.2002:

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The amount of the issue securities:

500 pieces

Face value of each valuable paper of the issue:

2 000 rubles

The amount of securities issue at face value:

1 000 000 rubles

The rights assigned for each valuable paper of the issue:

The owner of the bond has the right:

- To receive from the issuer the face value of the bond at repayment;

- To receive cash income at a rate of 0.1 % from face value of the bond at repayment;

- To get, at availability of a technical opportunity, access to a telephone network to concrete addresses within one year from the moment of purchase of 20 (twenty) bonds and the conclusion of the contract granting access to a telephone network.

The procedure and conditions of the issue securities repayment:

The issuer makes payment of the face value and the sum of income under the bond in cash or by transfer to bank on the basis of an application of the owner within three months from the date of submission of the application.

Prescheduled repayment is not provided

The size of interest income (coupon yield) under the bond, the procedure and conditions of its payment:

Interest under the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at a rate of 0.1 % annually from face value of the bond.

Issue № 37:

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***5 – У***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-37-00137-A

State registration date of securities issue:

25.10.2002:

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The amount of the issue securities:

500 pieces

Face value of each valuable paper of the issue:

2 000 rubles

The amount of securities issue at face value:

1 000 000 rubles

The rights assigned for each valuable paper of the issue:

The owner of the bond has the right:

- To receive from the issuer the face value of the bond at repayment;

- To receive cash income at a rate of 0.1 % from face value of the bond at repayment;

- To get, at availability of a technical opportunity, access to a telephone network to concrete addresses within one year from the moment of purchase of 20 (twenty) bonds and the conclusion of the contract granting access to a telephone network.

The procedure and conditions of the issue securities repayment:

The issuer makes payment of the face value and the sum of income under the bond in cash or by transfer to bank on the basis of an application of the owner within three months from the date of submission of the application.

Prescheduled repayment is not provided

The size of interest income (coupon yield) under the bond, the procedure and conditions of its payment:

Interest under the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at a rate of 0.1 % annually from face value of the bond.

Issue **№ 38:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***6 – У***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-38-00137-A

State registration date of securities issue:

25.10.2002:

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The amount of the issue securities:

500 pieces

Face value of each valuable paper of the issue:

2 000 rubles

The amount of securities issue at face value:

1 000 000 rubles

The rights assigned for each valuable paper of the issue:

The owner of the bond has the right:

- To receive from the issuer the face value of the bond at repayment;

- To receive cash income at a rate of 0.1 % from face value of the bond at repayment;

- To get, at availability of a technical opportunity, access to a telephone network to concrete addresses within one year from the moment of purchase of 20 (twenty) bonds and the conclusion of the contract granting access to a telephone network.

The procedure and conditions of the issue securities repayment:

The issuer makes payment of the face value and the sum of income under the bond in cash or by transfer to bank on the basis of an application of the owner within three months from the date of submission of the application.

Prescheduled repayment is not provided

The size of interest income (coupon yield) under the bond, the procedure and conditions of its payment:

Interest under the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at a rate of 0.1 % annually from face value of the bond.

Issue **№ 39:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: *7 – **Y***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-39-00137-A

State registration date of securities issue:

25.10.2002:

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The amount of the issue securities:

500 pieces

Face value of each valuable paper of the issue:

2 000 rubles

The amount of securities issue at face value:

1 000 000 rubles

The rights assigned for each valuable paper of the issue:

The owner of the bond has the right:

- To receive from the issuer the face value of the bond at repayment;

- To receive cash income at a rate of 0.1 % from face value of the bond at repayment;

- To get, at availability of a technical opportunity, access to a telephone network to concrete addresses within one year from the moment of purchase of 20 (twenty) bonds and the conclusion of the contract granting access to a telephone network.

The procedure and conditions of the issue securities repayment:

The issuer makes payment of the face value and the sum of income under the bond in cash or by transfer to bank on the basis of an application of the owner within three months from the date of submission of the application.

Prescheduled repayment is not provided

The size of interest income (coupon yield) under the bond, the procedure and conditions of its payment:

Interest under the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at a rate of 0.1 % annually from face value of the bond.

Issue **№ 40:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***8 – У***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-40-00137-A

State registration date of securities issue:

25.10.2002:

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The amount of the issue securities:

500 pieces

Face value of each valuable paper of the issue:

2 000 rubles

The amount of securities issue at face value:

1 000 000 rubles

The rights assigned for each valuable paper of the issue:

The owner of the bond has the right:

- To receive from the issuer the face value of the bond at repayment;

- To receive cash income at a rate of 0.1 % from face value of the bond at repayment;

- To get, at availability of a technical opportunity, access to a telephone network to concrete addresses within one year from the moment of purchase of 20 (twenty) bonds and the conclusion of the contract granting access to a telephone network.

The procedure and conditions of the issue securities repayment:

The issuer makes payment of the face value and the sum of income under the bond in cash or by transfer to bank on the basis of an application of the owner within three months from the date of submission of the application.

Prescheduled repayment is not provided

The size of interest income (coupon yield) under the bond, the procedure and conditions of its payment:

Interest under the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at a rate of 0.1 % annually from face value of the bond.

Issue № **41:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***9 – Y***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-41-00137-A

State registration date of securities issue:

25.10.2002:

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The amount of the issue securities:

500 pieces

Face value of each valuable paper of the issue:

2 000 rubles

The amount of securities issue at face value:

1 000 000 rubles

The rights assigned for each valuable paper of the issue:

The owner of the bond has the right:

- To receive from the issuer the face value of the bond at repayment;

- To receive cash income at a rate of 0.1 % from face value of the bond at repayment;

- To get, at availability of a technical opportunity, access to a telephone network to concrete addresses within one year from the moment of purchase of 20 (twenty) bonds and the conclusion of the contract granting access to a telephone network.

The procedure and conditions of the issue securities repayment:

The issuer makes payment of the face value and the sum of income under the bond in cash or by transfer to bank on the basis of an application of the owner within three months from the date of submission of the application.

Prescheduled repayment is not provided

The size of interest income (coupon yield) under the bond, the procedure and conditions of its payment:

Interest under the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at a rate of 0.1 % annually from face value of the bond.

Issue **№ 42:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***10 – Y***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-42-00137-A

State registration date of securities issue:

25.10.2002:

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The amount of the issue securities:

500 pieces

Face value of each valuable paper of the issue:

2 000 rubles

The amount of securities issue at face value:

1 000 000 rubles

The rights assigned for each valuable paper of the issue:

The owner of the bond has the right:

- To receive from the issuer the face value of the bond at repayment;

- To receive cash income at a rate of 0.1 % from face value of the bond at repayment;

- To get, at availability of a technical opportunity, access to a telephone network to concrete addresses within one year from the moment of purchase of 20 (twenty) bonds and the conclusion of the contract granting access to a telephone network.

The procedure and conditions of the issue securities repayment:

The issuer makes payment of the face value and the sum of income under the bond in cash or by transfer to bank on the basis of an application of the owner within three months from the date of submission of the application.

Prescheduled repayment is not provided

The size of interest income (coupon yield) under the bond, the procedure and conditions of its payment:

Interest under the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at a rate of 0.1 % annually from face value of the bond.

Issue **№ 43:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***BT – 1***

Type: ***interest rate***

Form: ***bearer paper***

State registration number of securities issue:

№ 4-43-00137-A

State registration date of securities issue:

24.01.2003:

State registration date of the report on the issue results:

14.03.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The amount of the issue securities:

1 000 000 pieces

Face value of each valuable paper of the issue:

1 000 rubles

The amount of securities issue at face value:

1 000 000 000 rubles

The rights assigned for each valuable paper of the issue:

The bond owner has the right for receiving the bond face value when it is repaid during the period stipulated for this.

The bond owner has the right to receive a fixed interest of the Bond face value (coupon yield).
The bond owner has the right to receive the Bond face value when the Issuer is liquidated in the sequence established in accordance with article 64 of Civil Code of Russian Federation.
The bond owner has the right to sell the Bond without limitations or otherwise dispose of the Bond.
The bond owner has the right to submit the issue bond for repayment and to demand immediate compensation of the debt sum under the bonds in cases listed in item 57.11 of the bonds issue Prospectus and in item 8.6 of the Decision on the bonds issue.
The bond owner is in the right to exercise other rights stipulated by Russian Federation legislation.
In case non-performance and/or inadequate performance by the Issuer of its obligations under the issue bonds, the owner and/or nominal holder of the bonds has the right to address the person provided the security for the bonds issue.

The procedure and conditions of the issue securities repayment:

The Bonds repayment is made by a paying agent by the Issuer instruction (hereinafter – the Paying agent), its functions are executed by:
Full company's name: Joint Stock commercial bank "Moscow Delovoy Mir" (Open joint stock company)
Abbreviated company's name: MDM-Bank
Location: 115035, Moscow, Sadovnicheskaya str.,3
Mail address: 115035, Moscow, Sadovnicheskaya str.,3
The Issuer may appoint additional paying agents and cancel such appointments. Official notification of the Issuer on the said actions is published by the Issuer during the period not later than 10 (Ten) business days following such appointments or their cancellation in "Vedomosty" newspaper.
If the Bonds repayment date falls on a day-off, irrespective if it is a state holiday or a day-off for settlement operations, then the due sum is paid on the first business day following the day-off. The Bond's Owner has no right to demand interest charging or any other compensation for such a delay in the payment.
The Bonds are repaid at the face value.
The Bonds are repaid in Russian Federation currency by non-cash method in favor of the Bonds owners.
It is presumed that nominal holders – National Depositary Center (NDC) depositors are authorized to receive the repayment sums under the Bonds. NDC depositor and/or other person not authorized by its clients to receive the repayment sums under the Bonds, not later than on the 3-rd (Third) business day prior to the established date of the Bonds repayment, provides to NDC the list of Bonds owners, this list should contain all the requisites, specified below in the List of owners and/or nominal holders of the Bonds.
The Bonds repayment is made in favor of the Bonds owners being such as of the end of the NDC operation day, preceding the sixth day prior to the date of the Bonds repayment (hereinafter – "The date of making up the list of owners and/or nominal holders of the Bonds").
Fulfillment of obligation with respect to the owner, included into the list of owners and/or nominal holders of the Bonds, is recognized to be proper including the case when the Bonds are alienated after the Date of making up the list of owners and/or nominal holders of the Bonds.
Not later than on the 2-nd (Second) business day prior to the date of the Bonds repayment, NDC provides the Issuer and/or Paying agent with the list of owners and/or nominal holders of the Bonds, made up on the Date of making up the list of owners and/or nominal holders of the Bonds, the list includes the following data:
a) Full name of the person, authorized to receive the repayment sums under the Bonds.
In case the Bonds are transferred by the owner to a nominal holder and the nominal holder is authorized to receive the repayment sums under the Bonds, the full name of the nominal holder is indicated.
In case the Bonds have not been transferred to a nominal holder and/or a nominal holder is not

authorized to receive the repayment sums under the Bonds, full name of the Bonds owner is indicated (the owner's surname, name, patronymic – for a natural person);
b) The number of Bonds, tallied at the owner's custody account or at interdepositary account of the nominal holder of the Bonds, authorized to receive the repayment sums under the Bonds;
c) the location and the mail address of the person, authorized to receive the repayment sums under the Bonds;
d) requisites of the bank account of the person, authorized to receive the repayment sums under the Bonds, and namely:
- account number;
- the bank's name, where the account is established;
- the bank's correspondent account, where the account is established;
- bank's identification code of the bank, where the account is established;
e) identification number of the taxpayer of the person, authorized to receive the repayment sums under the Bonds;
f) tax status of the person, authorized to receive the repayment sums under the Bonds (resident, non-resident with permanent representation office in Russian Federation, non-resident without permanent representation office in Russian Federation, etc.).
The Bonds Owners, their authorized persons, including NDC depositors independently keep track of completeness and actuality of requisites of bank's account, provided by them to NDC.
In case of non-providing or untimely providing to NDC of the said requisites, the performance of such obligations is carried out to a person who made a claim to meet the obligations and who is the owner of the Bonds on the date of making the claim. The Issuer meets the obligations under the Bonds on the basis of NDC data.
Not later than on the 2-nd (Second) business day since the date of the Bonds repayment, the Issuer transfers the required money resources to the account of the Paying agent.
Basing on the list of owners and/or nominal holders of the Bonds, provided by NDC, the Paying agent calculates the sums of money resources due to payment to each person, indicated in the list of owners and /or nominal holders of the Bonds.
On the date of the Bonds repayment, the Paying agent transfers the required money resources to the accounts of persons authorized to receive the repayment sums under the Bonds and indicated in the list of owners and/or nominal holders of the Bonds.
In case one person is authorized to receive the repayment sums under the Bonds from several owners of the Bonds, then this person is transferred the total sum without breakdown for each owner of the Bonds.
Prescheduled repayment is not stipulated.

The size of interest income (coupon yield) under the bonds, the procedure and conditions of its payment:

The Bond Owner has the right to receive a fixed interest of the Bond face value (coupon yield).

The date of coupon payment	Coupon №	Coupon rate
23.05.2003	1-st coupon	4,75%
22.08.2003	2-nd coupon	4,75%
21.11.2003	3-rd coupon	16,50%
24.02.2004	4-th coupon	16,50%
24.05.2004	5-th coupon	15%
23.08.2004	6-th coupon	15%

22.11.2004	7-th coupon	15%
21.02.2005	8-th coupon	15%
23.05.2005	9-th coupon	15%
22.08.2005	10-th coupon	15%
21.11.2005	11-th coupon	13%
21.02.2006	12-th coupon	13%

The calculation of the payment sum for each coupon per one Bond is made by the following formula:
$Kj = Cj * Nom * (T(j) - T(j-1))/365/100 \%$
where
j – serial number of coupon period, j=1...12
Kj – the sum of coupon payment for each Bond
Nom – face value of one Bond
C j – the size of the interest rate of the j-th coupon, in per cent annual
T(j -1) – the start date of the the j-th coupon period
T(j) – the end date of the j-th coupon period
The payment sum under the coupon is determined with the precision of one kopeck (rounding-up of the second figure after the comma is made in the following way: if the third figure is more or equal to 5, then the second figure is increased by 1, in case the third figure after the comma is less than 5, then the second figure after the comma is not changed).
If the payment date of coupon yield on any of the twelve coupons under the Bonds falls on a day-off, irrespective if it is a state holiday or a day-off for settlement operations, then the due sum is paid on the first business day following the day-off. The Bond's Owner has no right to demand interest charging or any other compensation for such a delay in the payment.

The Bonds are repaid in Russian Federation currency by non-cash method in favor of the Bonds owners. It is presumed that nominal holders – National Depositary Center (NDC) depositors are authorized to receive the repayment sums under the Bonds. NDC depositor and/or other person not authorized by its clients to receive the repayment sums under the Bonds, not later than on the 3-rd (Third) business day prior to the established date of the Bonds repayment, provides to NDC the list of Bonds owners, this list should contain all the requisites.
The Bonds repayment is made in favor of the Bonds owners being such as of the end of the NDC operation day, preceding the 6 (Sixth) day prior to the date of the Bonds repayment (hereinafter – "The date of making up the list of owners and/or nominal holders of the Bonds").
Fulfillment of obligation with respect to the owner, included into the list of owners and/or nominal holders of the Bonds, is recognized to be proper including the case when the Bonds are alienated after the date of making up the specified list.
Not later than on the 2-nd (Second) business day prior to the date of the Bonds repayment, NDC provides the Issuer and/or Paying agent with the list of owners and/or nominal holders of the Bonds, made up on the Date of making up the list of owners and/or nominal holders of the Bonds for income payment.
The Bonds Owners, their authorized persons, including NDC depositors independently keep track of completeness and actuality of requisites of bank's account, provided by them to NDC. In case of non-providing or untimely providing to NDC of the said requisites, the performance of such obligations is carried out to a person who made a claim to meet the obligations and who is the owner of the Bonds on the date of making the claim. The Issuer meets the obligations under the Bonds on the basis of NDC data.
Not later than on the 2-nd (Second) business day since the date of coupon yield under the Bonds payment, the Issuer transfers the required money resources to the account of the Paying agent.

Basing on the list of owners and/or nominal holders of the Bonds, provided by NDC, the Paying agent calculates the sums of money resources due to payment to each person, indicated in the list of owners and /or nominal holders of the Bonds.
On the date of coupon yield under the Bonds payment, the Paying agent transfers the required money resources to the accounts of persons authorized to receive the repayment sums under the Bonds and indicated in the list of owners and/or nominal holders of the Bonds.
In case one person is authorized to receive coupon yield sums under the Bonds from several owners of the Bonds, then this person is transferred the total sum without breakdown for each owner of the Bonds.

The list of owners and/or nominal holders of the Bonds, made up for the purposes of the Bonds repayment, is used for the purposes of the payment of yield under the twelfth coupon.
The yield under the twelfth coupon is paid simultaneously with the Bonds repayment.

The kind of provided security:

Guarantee

8.3.3. Data on the issues, for which the issuer has not performed its obligations as regards the securities (default)

The issuer does not have non-executed (default) obligations under the securities issues.

8.4. Data on person (persons) provided guarantee for the issue bonds

Issue **№ 43:**

BT – 1 series bonds are placed by the issuer with the security (guarantee).

Full and abbreviated company's name of the person provided the security:

Limited Liability Company "Financial group "Web - invest"

LLC "Financial group "Web - invest"

Location of the person provided the security:

RF, 193124, Saint Petersburg, Proletarskoi diktatury sq., 6

8.5. Terms and conditions of the guarantee to perform obligations on the issue bonds

The method of provided security:

Guarantee.

For bonds secured by guarantee the following is indicated:

The amount in which the guarantor is responsible to the owners of the bonds secured by guarantee:

1 000 000 000 (One billion) rubles

In case of non-performance or inadequate performance by the issuer as regards the obligations under the bonds, the guarantor (company):

Takes upon itself to be responsible for the Issuer's performance of its obligations arising to the owners of paper interest rate bearer bonds of BT-1 series.
The company takes upon itself to be responsible to the Bonds owners under the following obligations of the Issuer:
- for the repayment by the Issuer of total face value of the Bonds issue;
- for the payment of coupon yield under the Bonds;
- for the Issuer liabilities under the transactions with the Bonds in accordance with public irrevocable offers of the Issuer, the conditions and the procedure of execution of which are established in item 57.13 of the Bonds Issue Prospectus and in item 9. of the Decision on the Bonds issue and are published in mass media.

The company's obligation to be responsible for the Issuer's performance of its obligations to the Bonds owners for repayment of the Bonds face value and/or for payment of income under the Bonds irises only in the following cases:
- Adoption of resolution on the Issuer liquidation by the Issuer's body authorized to adopt such a resolution, or
- The Issuer does not pay the face value of the Bonds of the current issue or the sum of income under them, or
- The Issuer declares its inability to perform financial liabilities in regard to the bonds of the current issue or the Issuer's bonds of other issues, or
- Non-performance, partial non-performance or inadequate performance by the Issuer of its obligations under the transactions with the bonds of the current issue in accordance with public irrevocable offers of the Issuer.
In case of occurrence of the circumstances indicated above, the Issuer's obligations to the Bonds owners are executed by the Company for the Issuer in the procedure stipulated by the Contract of guarantee.
Prior to making claim to the Guarantor, the owner or nominal holder of the Bonds should provide for the Guarantor the proof of prior written claim to the Issuer of repayment of bonds and/or payment of coupon yield under the Bonds.
If the Guarantor does not perform its obligations in accordance with the above said Contract, the owners are in the right to apply to court (arbitration court) with the claims to the Issuer and to the Guarantor to pay the bonds face value and compensate the losses.
The company performed the obligations for the Issuer is transferred the rights of creditors under these liabilities in the amount, in which the company satisfied the claim of the Bonds owners or of the nominal holders authorized to receive the Bonds face value and/or coupon yield under the Bonds.

The procedure of making claims to the guarantor by the bonds owners.

The bonds owner, prior to making claim to the guarantor, should provide fro the guarantor the proof of prior written claim to the issuer to repay the bonds.

The owner is in the right to make a written claim directly to the guarantor to pay the bonds face value and/or income under them.

The claim to the guarantor should contain the owner's application stating that the sum of payments under the bonds due to him was not received by him from the issue.

To receive the bonds repayment sums and/or payments of income under the bonds, the owners should provide for the guarantor the documents stipulated by the ***Contract of guarantee (item 3):***

1) ***Copy of extract*** *for the owner's custody account certified by Non-commercial partnership «National Depositary Center" on the relevant moment of time with indication of the number of bonds belonging to the owner;*

2) ***Letter of advice notice*** *on assignment of rights for claims signed by the owner or by its representative;*

3) In case of claim made by the owner's representative, the documents executed in accordance with current regulation legal acts of Russian Federation and confirming the authority of the person who made the claim on behalf of the owner.

The guarantor also accepts from relevant person any documents confirming the availability of tax exemptions for these or those owners.

The owners may make claims on the payments under the bonds to the guarantor during two years since the date when the issuer should pay the bonds face value to the owners in accordance with the issue Prospectus.

The size of the value of the issuer's net assets on the date of the guarantee providing (for quarter 3

of 2002):

3 549 869 thousand rubles

The size of the value of net assets of legal person provided the guarantee, which secures the performance of the issuer's obligations under the bonds: *the information is not available*

8.6. Data on organizations carrying out the record keeping of rights for the issuer's issuing securities

Organization carrying out the record keeping of the owners of the issuer's securities:

Registrar

Full and abbreviated company's name:

Closed Joint Stock Company "Registrator – Sviyaz"

CJSC "Registrator – Sviyaz"

Registrar's location:

RF, 107078, Moscow, Kalancheevskaya str., 15 A

The registrar's license number to carry out the activity of record keeping of the securities owners:

10 -000 -1 -00258

The date of issue: ***01.10.2002***

The validity term of the registrar's license to carry out the activity of record keeping of the securities owners: ***not fixed***

The body issued the license: ***Russia's FCSM***

Other data on record keeping of the issuer's securities owners:

18.02.2002 – the date since which the record keeping of the issuer's registered securities is carried out by the said registrar.

The issuer has in circulation the bonds of BT-1 series issued in paper form with execution of the certificate for the entire volume of the issue; this certificate is subject to centralized keeping.

Full and abbreviated company's name:

Non-commercial partnership "National depositary center"

NCP "NDC"

Depositary location:

RF, 117049, Moscow, Zhitnaya str., 12

Number of license of professional participant of securities market to carry out the activity of depositary at securities market:

177-03431-000100

Date of issue: ***04.12.2000***

The validity term of the registrar's license to carry out the activity of record keeping of securities owners: ***unlimited***

The body issued the license: ***Russia's FCSM***

8.7. Data on legislative acts regulating the issues of import and export of capital which may affect the payment of dividends, interest and other payments to non-residents

In the report quarter the Issuer was not engaged in import and export of capital.

8.8. Description of the procedure of taxation of incomes under placed and being placed issuing securities of the issuer

In August-September of 2003 the incomes were paid to legal and natural persons in the form of dividends.

The incomes were taxed in accordance with the norms established by chapters 23 and 25 of the Tax Code of Russian Federation:

- **The procedure of taxation of natural persons:**

Residents

In accordance with item 2 of article 214 of Russian Federation Tax Code OJSC "VolgaTelecom", being the source of income of natural persons-residents, received in the form of dividends, calculated and deducted the amount of tax separately for each taxpayer applicably to each payment of the specified income at the rate stipulated by item 4 of article 224 of this Code in the procedure stipulated by article 275 of this Code.

In regard to income from share participation in the activity of organization, received in the form of dividends, item 4 of article 224 of RF Tax Code sets the tax rate for income of natural persons-residents in the amount of 6%. However, article 275 of RF Tax Code being referenced to by article 214 of the Code sets a special procedure of defining the tax base for the income paid in the form of dividends:

The amount of tax, due to deduction from the income of taxpayer (resident) – beneficiary of dividends, is calculated by the tax ***agent proceeding from the total amount of tax calculated in the procedure established by this item and the share of each taxpayer in the total amount of dividends.***

Total amount of tax is defined as the product of the tax rate established by sub-item 1 of item 3 of article 284 of this Code and the difference between the amount of dividends due to distribution between the shareholders (participants) in the current tax period, decreased by the amount of dividends due to payment by tax agent in accordance with item 3 of this article in the current tax period, and the amount of dividends received by the tax agent himself in current report (tax) period and previous report (tax) period, if these amounts of dividends did not participate earlier in the calculation while defining taxable income in the form of dividends.

On balance, to define the amount of tax on income paid to residents (legal and natural persons) in the form of dividends, computed tax rate was calculated, for OJSC VolgaTelecom" this rate amounted to **5,57%.** This rate is applied to deduct the tax from natural persons – residents.

The tax for income of natural persons in accordance with items 4, 6 of article 226 of RF Tax Code is deducted and transferred to budget on the day of actual payment of income.

Non-residents

In accordance with item 2 of article 214 of Russian Federation Tax Code OJSC "VolgaTelecom", being the source of income of natural persons – non-residents, received in the form of dividends, calculated and deducted the amount of tax separately for each taxpayer applicably to each payment of the specified income at the rate stipulated by item 3 of article 224 of this Code – 30%.

The tax for income of natural persons in accordance with item 4, 6 of article 226 of RF Tax Code is deducted and transferred to budget on the day of actual payment of income.

- **The procedure of taxation of legal persons:**

Residents

In accordance with item 2 of article 275 of RF Tax Code OJSC "VolgaTelecom", paying income in the form of dividends to legal persons-residents, is a tax agent and defines the amount of tax taking into account the peculiarities stipulated by this item of RF Tax Code:

The amount of tax due to deduction from the income of taxpayer (resident)-beneficiary of dividends is calculated by tax ***agent proceeding from the total amount of tax computed in the procedure established by this item and from the share of each taxpayer in the total amount of dividends.***

The total amount of tax is defined as the product of tax rate, established by sub-item 1 of item 3 of article 284 of this Code (the rate of 6%), and the difference between the amount of

dividends due to distribution between shareholders (participants) in current tax period decreased by the amounts of dividends due to payment by tax agent in accordance with item 3 of this article in current report (tax) period and previous report (tax) period, if these amounts of dividends earlier did not participate in the calculation while defining taxable income in the form of dividends.

On balance, to define the amount of tax on income paid to residents (legal and natural persons) in the form of dividends, computed tax rate was calculated, for OJSC VolgaTelecom" this rate amounted to **5,57%.** This rate is applied to deduct the tax from legal persons – residents.

For separate beneficiaries of income in the form of dividends – Unit investments funds – the tax was not deducted, as Unit investments funds being separate property complexes **without establishing legal person**, are not considered to be organizations for applying RF Tax Code, and hence they are not considered to be taxpayers of the profit tax. This status is confirmed by item 7.2.7 of Methodical recommendations on application of chapter 25 of RF Tax Code approved by Russia's Tax and Duties Ministry order № БГ-3-02/729 of 12.12.2002.

The tax for income in the form of dividends in accordance with item 4 of article 287 of RF Tax Code is deducted and transferred to budget within 10 days following the day of income payment.

Non-residents:

In accordance with item 3 of article 275 of RF Tax Code OJSC "VolgaTelecom", paying income in the form of dividends to legal persons – non-residents, is a tax agent and defines the amount of tax proceeding from the paid amount taking into account the rate stipulated by sub-item 2 of item 3 of article 284 of RF Tax Code – 15%.

Reduced rates (5% and 10%) were applied to separate beneficiaries of dividends in accordance with item 1 of article 312 of RF Tax Code on the basis of non-residents' providing the documents confirming their permanent stay in the country with which Russian Federation has an international treaty (agreement) regulating the issue of concessional mode of taxation.

The tax for income in the form of dividends in accordance with item 4 of article 287 of RF Tax Code is deducted and transferred to budget within 10 days following the day of income payment.

8.9. Data on declared (charged) and paid dividends under the issuer's shares, and also on the incomes under the issuer's bonds

For the last 5 accomplished fiscal years (1998 – 2002), the following is indicated **for the shares**:

Year 1998

Category of shares: ***ordinary***

The amount of declared (charged) dividends under the issuer's ordinary shares as per one share: ***0.02 ruble***

The amount of declared (charged) dividends in total under all ordinary shares: ***1 750 165 rubles***

The name of the issuer's body adopted the resolution (declared) on the payment of dividends under the issuer's shares: ***shareholders general meeting***

The date of holding the meeting (session) of the issuer's management body at which the resolution (declaration) on dividends payment was adopted: ***22.06.1999***

The date and the number of minutes of the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was adopted: ***№ 6 of 22.06.1999***

The time period established for the payment of declared dividends under the issuer's shares: ***From 22.07.1999 to 01.01.2000***

The form and other conditions of the payment of declared dividends under the issuer's shares: *Mixed form*

The report period (year, quarter) for which the declared dividends under the issuer's shares are (were) paid: ***1998***

Total amount of dividends paid under all ordinary shares of the issuer for each report period for which the resolution on payment (declaration) of dividends was adopted: ***1 744 273 rubles***

Other data on declared and/or paid dividends under ordinary shares: *none*

Year 1998

Category and type of shares: ***A type preferred shares***

The amount of declared (charged) dividends under the issuer's A type preferred shares as per one share: ***0.08 ruble***

The amount of declared (charged) dividends in total under all A type preferred shares: ***2 334 311 rubles***

The name of the issuer's body adopted the resolution (declared) on the payment of dividends under the issuer's shares: ***shareholders general meeting***

The date of holding the meeting (session) of the issuer's management body at which the resolution (declaration) on dividends payment was adopted: ***22.06.1999***

The date and the number of minutes of the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was adopted: ***№ 6 of 22.06.1999***

The time period established for the payment of declared dividends under the issuer's shares: ***From 22.07.1999 to 01.12.1999***

The form and other conditions of the payment of declared dividends under the issuer's shares: *Mixed form*

The report period (year, quarter) for which the declared dividends under the issuer's shares are (were) paid: ***1998***

Total amount of dividends paid under all A type preferred shares of the issuer for each report period for which the resolution on payment (declaration) of dividends was adopted: ***2 315 706 rubles***

Other data on declared and/or paid dividends under preferred shares: *none*

Year 1999

Category of shares: ***ordinary***

The amount of declared (charged) dividends under the issuer's ordinary shares as per one share: ***0.14 ruble***

The amount of declared (charged) dividends in total under all ordinary shares: ***12 251 002 rubles***

The name of the issuer's body adopted the resolution (declared) on the payment of dividends under the issuer's shares: ***shareholders general meeting***

The date of holding the meeting (session) of the issuer's management body at which the resolution (declaration) on dividends payment was adopted: ***28.06.2000***

The date and the number of minutes of the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was adopted: ***№ 7 of 28.06.2000***

The time period established for the payment of declared dividends under the issuer's shares: ***From 28.07.2000 to 01.01.2001***

The form and other conditions of the payment of declared dividends under the issuer's shares: *Mixed form*

The report period (year, quarter) for which the declared dividends under the issuer's shares are (were) paid: ***1999***

Total amount of dividends paid under all ordinary shares of the issuer for each report period for which the resolution on payment (declaration) of dividends was adopted: ***12 222 222 rubles***

Other data on declared and/or paid dividends under ordinary shares: *none*

Year 1999

Category and type of shares: ***A type preferred shares***

The amount of declared (charged) dividends under the issuer's A type preferred shares as per one share: ***0.60 ruble***

The amount of declared (charged) dividends in total under all A type preferred shares:

17 470211 rubles

The name of the issuer's body adopted the resolution (declared) on the payment of dividends under the issuer's shares: ***shareholders general meeting***

The date of holding the meeting (session) of the issuer's management body at which the resolution (declaration) on dividends payment was adopted: ***28.06.2000***

The date and the number of minutes of the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was adopted: ***№ 7 of 28.06.2000***

The time period established for the payment of declared dividends under the issuer's shares:

From 28.07.2000 to 01.01.2001

The form and other conditions of the payment of declared dividends under the issuer's shares:

Mixed form

The report period (year, quarter) for which the declared dividends under the issuer's shares are (were) paid: ***1999***

Total amount of dividends paid under all A type preferred shares of the issuer for each report period for which the resolution on payment (declaration) of dividends was adopted:

17 325 619 rubles

Other data on declared and/or paid dividends under preferred shares: *none*

Year 2000

Category of shares: ***ordinary***

The amount of declared (charged) dividends under the issuer's ordinary shares as per one share: ***0.27 ruble***

The amount of declared (charged) dividends in total under all ordinary shares: ***23 626 708 rubles***

The name of the issuer's body adopted the resolution (declared) on the payment of dividends under the issuer's shares: ***shareholders general meeting***

The date of holding the meeting (session) of the issuer's management body at which the resolution (declaration) on dividends payment was adopted: ***25.06.2001***

The date and the number of minutes of the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was adopted: ***№ 8 of 25.06.2001***

The time period established for the payment of declared dividends under the issuer's shares:

From 25.07.2001 to the fiscal year end

The form and other conditions of the payment of declared dividends under the issuer's shares:

In cash, and also by other property in case of a shareholder consent

The report period (year, quarter) for which the declared dividends under the issuer's shares are (were) paid: ***2000***

Total amount of dividends paid under all ordinary shares of the issuer for each report period for

which the resolution on payment (declaration) of dividends was adopted: ***23 555 779 rubles***

The reasons of non-payment of declared dividends:

Other data on declared and/or paid dividends under ordinary shares: *none*

Year 2000

Category and type of shares: ***A type preferred shares***

The amount of declared (charged) dividends under the issuer's A type preferred shares as per one share: ***1.04 ruble***

The amount of declared (charged) dividends in total under all A type preferred shares: ***30 502 509 rubles***

The name of the issuer's body adopted the resolution (declared) on the payment of dividends under the issuer's shares: ***shareholders general meeting***

The date of holding the meeting (session) of the issuer's management body at which the resolution (declaration) on dividends payment was adopted: ***25.06.2001***

The date and the number of minutes of the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was adopted: ***№ 8 of 25.06.2001***

The time period established for the payment of declared dividends under the issuer's shares:

From 25.07.2001 to the fiscal year end

The form and other conditions of the payment of declared dividends under the issuer's shares:

In cash, and also by other property in case of a shareholder consent

The report period (year, quarter) for which the declared dividends under the issuer's shares are (were) paid: ***2000***

Total amount of dividends paid under all A type preferred shares of the issuer for each report period for which the resolution on payment (declaration) of dividends was adopted:

30 020 000 rubles

Other data on declared and/or paid dividends under preferred shares: *none*

Year 2001

Category of shares: ***ordinary***

The amount of declared (charged) dividends under the issuer's ordinary shares as per one share: ***0.32 ruble***

The amount of declared (charged) dividends in total under all ordinary shares: ***28 000 795 rubles***

The name of the issuer's body adopted the resolution (declared) on the payment of dividends under the issuer's shares: ***shareholders general meeting***

The date of holding the meeting (session) of the issuer's management body at which the resolution (declaration) on dividends payment was adopted: ***28.06.2002***

The date and the number of minutes of the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was adopted: ***№ 10 of 28.06.2002***

The time period established for the payment of declared dividends under the issuer's shares:

From 28.07.2002 to 31.12.2002

The form and other conditions of the payment of declared dividends under the issuer's shares:

In cash or by other property in case of a shareholder's consent to receive dividends in such a form

The report period (year, quarter) for which the declared dividends under the issuer's shares are (were) paid: ***2001***

Total amount of dividends paid under all ordinary shares of the issuer for each report period for which the resolution on payment (declaration) of dividends was adopted: ***27 908 221 rubles***

Other data on declared and/or paid dividends under ordinary shares: *none*

Year 2001

Category and type of shares: ***A type preferred shares***

The amount of declared (charged) dividends under the issuer's A type preferred shares as per one share: ***0.96 ruble***

The amount of declared (charged) dividends in total under all A type preferred shares:

27 993 888 rubles

The name of the issuer's body adopted the resolution (declared) on the payment of dividends under the issuer's shares: ***shareholders general meeting***

The date of holding the meeting (session) of the issuer's management body at which the resolution (declaration) on dividends payment was adopted: ***28.06.2002***

The date and the number of minutes of the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was adopted: ***№ 10 of 28.06.2002***

The time period established for the payment of declared dividends under the issuer's shares:

From 28.07.2002 to 31.12.2002

The form and other conditions of the payment of declared dividends under the issuer's shares:

In cash or by other property in case of a shareholder's consent to receive dividends in such a form

The report period (year, quarter) for which the declared dividends under the issuer's shares are (were) paid: ***2001***

Total amount of dividends paid under all A type preferred shares of the issuer for each report period for which the resolution on payment (declaration) of dividends was adopted:

27 646 690 rubles

Other data on declared and/or paid dividends under preferred shares: *none*

Year 2002

Category of shares: ***ordinary***

The amount of declared (charged) dividends under the issuer's ordinary shares as per one share: ***0.7066 ruble***

The amount of declared (charged) dividends in total under all ordinary shares: ***173 802 112 rubles***

The name of the issuer's body adopted the resolution (declared) on the payment of dividends under the issuer's shares: ***shareholders general meeting***

The date of holding the meeting (session) of the issuer's management body at which the resolution (declaration) on dividends payment was adopted: ***27.06.2003***

The date and the number of minutes of the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was adopted: ***№ 3 of 27.06.2003***

The time period established for the payment of declared dividends under the issuer's shares:

From 27.07.2003 to 31.12.2003

The form and other conditions of the payment of declared dividends under the issuer's shares:

In cash or by other property in case of a shareholder's consent to receive dividends in such a form

The report period (year, quarter) for which the declared dividends under the issuer's shares are (were) paid: ***2002***

Total amount of dividends paid under all ordinary shares of the issuer for each report period for which the resolution on payment (declaration) of dividends was adopted: ***67 258 485 rubles***

Other data on declared and/or paid dividends under ordinary shares: *none*

Year 2002

Category and type of shares: ***A type preferred shares***

The amount of declared (charged) dividends under the issuer's A type preferred shares as per one share: ***1.7954 ruble***

The amount of declared (charged) dividends in total under all A type preferred shares: ***147 193 004 rubles***

The name of the issuer's body adopted the resolution (declared) on the payment of dividends under the issuer's shares: ***shareholders general meeting***

The date of holding the meeting (session) of the issuer's management body at which the resolution (declaration) on dividends payment was adopted: ***27.06.2003***

The date and the number of minutes of the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was adopted: ***№ 3 of 27.06.2003***

The time period established for the payment of declared dividends under the issuer's shares:

From 27.07.2003 to 31.12.2003

The form and other conditions of the payment of declared dividends under the issuer's shares:

In cash or by other property in case of a shareholder's consent to receive dividends in such a form

The report period (year, quarter) for which the declared dividends under the issuer's shares are (were) paid: ***2002***

Total amount of dividends paid under all A type preferred shares of the issuer for each report period for which the resolution on payment (declaration) of dividends was adopted:

21 543 524 rubles

Other data on declared and/or paid dividends under preferred shares: *none*

The issuers issued **the bonds**, under which the income was paid, should provide the following data:

Kind of securities: ***bonds***

Series: ***BT - 1***

Form: ***bearer paper***

Other identification features of the bonds issue:

Type: ***interest rate***

State registration number of the bonds issue: ***№ 4-43-00137-A***

State registration date: ***24.01.2003***

State registration date of the report on the bonds issue results: ***14.03.2003***

The quantity of the bonds of the issue: ***1 000 000 pieces***

Face value of each bond of the issue: ***1 000 rubles***

The amount of the bonds issue at face value: ***1 000 000 000 rubles***

Type of income paid under the bonds of the issue: ***interest (coupon)***

The size of income due to payment in cash under the issue bonds as per one bond: ***11.84 rubles (4.75%)***

The total size of income due to payment in cash under the issue bonds: ***11 840 000 rubles***

The time period established for the payment of income under the issue bonds: ***22.08.2003***

The form and other conditions of the payment of income under the issue bonds:

In Russian Federation currency, in non-cash

Report period (year, quarter) for which the income for the issue bonds was (is) paid: ***quarter 3 of year 2003***

Total size of income paid for all bonds of the issue for each report period for which such income was paid:

Quarter 2 of 2003 (23.05.2003) – 11 840 000 rubles

Quarter 3 of 2003 (22.08.2003) - 11 840 000 rubles

The reasons of non-payment of income: *income was paid completely*

Other data on the issue bonds: *none*

Kind of securities: ***bonds***

Series: ***11 - O***

Form: ***registered paperless***

Other identification features of the bonds issue:

Type: ***interest rate***

State registration number of the bonds issue: ***№ 4-11-00137-A***

State registration date: ***25.10.2002***

State registration date of the report on the results of the bonds issue: ***24.01.2003***

The quantity of the issue bonds: ***280 pieces***

Face value of each bond of the issue: ***2 500 rubles***

The amount of the bonds issue at face value: ***700 000 rubles***

Type of income paid under the issue bonds: ***interest***

The size of income due to payment under the issue bonds in cash as per one bond: ***cannot be indicated in money form***

Interest under the bond is charged under the condition of its submission for repayment for the period staring from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 1% annual of the bond face value.

The total size of income due to payment under the issue bonds in money form for all the bonds of the issue: ***cannot be indicated as the period of repayment (income payment) of each bond is different***

The time period established for the payment of income under the issue bonds: ***to 06.11.2003***

The form and other conditions of the payment of income under the issue bonds: ***in rubles***

Report period (year, quarter) for which the income for the issue bonds was (is) paid: ***quarter 3 of year 2003***

Total size of income paid for all bonds of the issue for each report period for which such income was paid:

Quarter 1 of 2003 – 144 rubles

Quarter 2 of 2003 - 0 ruble

Quarter 3 of 2003 - 0 ruble

Other data on the issue bonds:

The size of income due to payment is defined by the date of each bond repayment.

Kind of securities: ***bonds***

Series: ***18 - O***

Form: ***registered paperless***

Other identification features of the bonds issue:

Type: ***interest rate***

State registration number of the bonds issue: ***№ 4-18-00137-A***

State registration date: ***25.10.2002***

State registration date of the report on the results of the bonds issue: ***24.01.2003***

The quantity of the issue bonds: ***182 pieces***

Face value of each bond of the issue: ***6 000 rubles***

The amount of the bonds issue at face value: ***1 092 000 rubles***

Type of income paid under the issue bonds: ***interest***

The size of income due to payment under the issue bonds in cash as per one bond: ***cannot be indicated in money form***

Interest under the bond is charged under the condition of its submission for repayment for the period staring from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 1% annual of the bond face value.

The total size of income due to payment under the issue bonds in money form for all the bonds of the issue: ***cannot be indicated as the period of repayment (income payment) of each bond is different***

The time period established for the payment of income under the issue bonds: ***to 15.04.2004***

The form and other conditions of the payment of income under the issue bonds: ***in rubles***

Report period (year, quarter) for which the income for the issue bonds was (is) paid: ***quarter 3 of year 2003***

Total size of income paid for all bonds of the issue for each report period for which such income was paid:

Quarter 1 of 2003 – 0 ruble

Quarter 2 of 2003 – 117.7 rubles

Quarter 3 of 2003 - 0 ruble

Other data on the issue bonds:

The size of income due to payment is defined by the date of each bond repayment.

Kind of securities: ***bonds***

Series: ***19 - O***

Form: ***registered paperless***

Other identification features of the bonds issue:

Type: ***interest rate***

State registration number of the bonds issue: ***№ 4-19-00137-A***

State registration date: ***25.10.2002***

State registration date of the report on the results of the bonds issue: ***24.01.2003***

The quantity of the issue bonds: ***70 pieces***

Face value of each bond of the issue: ***6 000 rubles***

The amount of the bonds issue at face value: ***420 000 rubles***

Type of income paid under the issue bonds: ***interest***

The size of income due to payment under the issue bonds in cash as per one bond: ***cannot be indicated in money form***

Interest under the bond is charged under the condition of its submission for repayment for the period staring from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 1% annual of the bond face value.

The total size of income due to payment under the issue bonds in money form for all the bonds of the issue: ***cannot be indicated as the period of repayment (income payment) of each bond is different***

The time period established for the payment of income under the issue bonds: ***to 15.04.2004***

The form and other conditions of the payment of income under the issue bonds: ***in rubles***

Report period (year, quarter) for which the income for the issue bonds was (is) paid: ***quarter 3 of year 2003***

Total size of income paid for all bonds of the issue for each report period for which such income was paid:

Quarter 1 of 2003 – 52 rubles

Quarter 2 of 2003 – 0 ruble

Quarter 3 of 2003 - 0 ruble

Other data on the issue bonds:

The size of income due to payment is defined by the date of each bond repayment.

Kind of securities: ***bonds***

Series: ***20 - O***

Form: ***registered paperless***

Other identification features of the bonds issue:

Type: ***interest rate***

State registration number of the bonds issue: ***№ 4-20-00137-A***

State registration date: ***25.10.2002***

State registration date of the report on the results of the bonds issue: ***24.01.2003***

The quantity of the issue bonds: ***405 pieces***

Face value of each bond of the issue: ***6 000 rubles***

The amount of the bonds issue at face value: ***2 430 000 rubles***

Type of income paid under the issue bonds: ***interest***

The size of income due to payment under the issue bonds in cash as per one bond: ***cannot be indicated in money form***

Interest under the bond is charged under the condition of its submission for repayment for the period staring from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 1% annual of the bond face value.

The total size of income due to payment under the issue bonds in money form for all the bonds of the issue: ***cannot be indicated as the period of repayment (income payment) of each bond is different***

The time period established for the payment of income under the issue bonds: ***to 15.04.2004***

The form and other conditions of the payment of income under the issue bonds: ***in rubles***

Report period (year, quarter) for which the income for the issue bonds was (is) paid: ***quarter 3 of year 2003***

Total size of income paid for all bonds of the issue for each report period for which such income was paid:

Quarter 1 of 2003 – 1 144 rubles

Quarter 2 of 2003 – 0 ruble

Quarter 3 of 2003 - 0 ruble

Other data on the issue bonds:

The size of income due to payment is defined by the date of each bond repayment.

Kind of securities: ***bonds***

Series: ***21 - O***

Form: ***registered paperless***

Other identification features of the bonds issue:

Type: ***interest rate***

State registration number of the bonds issue: ***№ 4-21-00137-A***

State registration date: ***25.10.2002***

State registration date of the report on the results of the bonds issue: ***24.01.2003***

The quantity of the issue bonds: ***288 pieces***

Face value of each bond of the issue: ***6 000 rubles***

The amount of the bonds issue at face value: ***1 728 000 rubles***

Type of income paid under the issue bonds: ***interest***

The size of income due to payment under the issue bonds in cash as per one bond: ***cannot be indicated in money form***

Interest under the bond is charged under the condition of its submission for repayment for the period staring from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 1% annual of the bond face value.

The total size of income due to payment under the issue bonds in money form for all the bonds of the issue: ***cannot be indicated as the period of repayment (income payment) of each bond is different***

The time period established for the payment of income under the issue bonds: ***to 15.04.2004***

The form and other conditions of the payment of income under the issue bonds: ***in rubles***

Report period (year, quarter) for which the income for the issue bonds was (is) paid: ***quarter 3 of year 2003***

Total size of income paid for all bonds of the issue for each report period for which such income was paid:

Quarter 1 of 2003 – 5 441.34 rubles

Quarter 2 of 2003 – 0 ruble

Quarter 3 of 2003 - 0 ruble

Other data on the issue bonds:

The size of income due to payment is defined by the date of each bond repayment.

Kind of securities: ***bonds***

Series: ***22 - O***

Form: ***registered paperless***

Other identification features of the bonds issue:

Type: ***interest rate***

State registration number of the bonds issue: ***№ 4-22-00137-A***

State registration date: ***25.10.2002***

State registration date of the report on the results of the bonds issue: ***24.01.2003***

The quantity of the issue bonds: ***417 pieces***

Face value of each bond of the issue: ***6 000 rubles***

The amount of the bonds issue at face value: ***2 502 000 rubles***

Type of income paid under the issue bonds: ***interest***

The size of income due to payment under the issue bonds in cash as per one bond: ***cannot be indicated in money form***

Interest under the bond is charged under the condition of its submission for repayment for the period staring from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 1% annual of the bond face value.

The total size of income due to payment under the issue bonds in money form for all the bonds of the issue: ***cannot be indicated as the period of repayment (income payment) of each bond is different***

The time period established for the payment of income under the issue bonds: ***to 15.04.2004***
The form and other conditions of the payment of income under the issue bonds: ***in rubles***
Report period (year, quarter) for which the income for the issue bonds was (is) paid: ***quarter 3 of year 2003***
Total size of income paid for all bonds of the issue for each report period for which such income was paid:
Quarter 1 of 2003 – 44.19 rubles
Quarter 2 of 2003 – 69.37 rubles
Quarter 3 of 2003 - 0 ruble
Reasons of income non-payment:
Other data on the issue bonds:
The size of income due to payment is defined by the date of each bond repayment.

Kind of securities: ***bonds***
Series: ***24 - O***
Form: ***registered paperless***
Other identification features of the bonds issue:
Type: ***interest rate***
State registration number of the bonds issue: ***№ 4-24-00137-A***
State registration date: ***25.10.2002***
State registration date of the report on the results of the bonds issue: ***24.01.2003***
The quantity of the issue bonds: ***500 pieces***
Face value of each bond of the issue: ***6 000 rubles***
The amount of the bonds issue at face value: ***3 000 000 rubles***
Type of income paid under the issue bonds: ***interest***
The size of income due to payment under the issue bonds in cash as per one bond: ***cannot be indicated in money form***
Interest under the bond is charged under the condition of its submission for repayment for the period staring from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 1% annual of the bond face value.
The total size of income due to payment under the issue bonds in money form for all the bonds of the issue: ***cannot be indicated as the period of repayment (income payment) of each bond is different***
The time period established for the payment of income under the issue bonds: ***to 15.04.2004***
The form and other conditions of the payment of income under the issue bonds: ***in rubles***
Report period (year, quarter) for which the income for the issue bonds was (is) paid: ***quarter 3 of year 2003***
Total size of income paid for all bonds of the issue for each report period for which such income was paid:
Quarter 1 of 2003 – 364.38 rubles
Quarter 2 of 2003 – 109.13 rubles
Quarter 3 of 2003 - 0 ruble
Other data on the issue bonds:
The size of income due to payment is defined by the date of each bond repayment.

Kind of securities: ***bonds***

Series: ***25 - O***

Form: ***registered paperless***

Other identification features of the bonds issue:

Type: ***interest rate***

State registration number of the bonds issue: ***№ 4-25-00137-A***

State registration date: ***25.10.2002***

State registration date of the report on the results of the bonds issue: ***24.01.2003***

The quantity of the issue bonds: ***180 pieces***

Face value of each bond of the issue: ***6 000 rubles***

The amount of the bonds issue at face value: ***1 080 000 rubles***

Type of income paid under the issue bonds: ***interest***

The size of income due to payment under the issue bonds in cash as per one bond: ***cannot be indicated in money form***

Interest under the bond is charged under the condition of its submission for repayment for the period staring from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 1% annual of the bond face value.

The total size of income due to payment under the issue bonds in money form for all the bonds of the issue: ***cannot be indicated as the period of repayment (income payment) of each bond is different***

The time period established for the payment of income under the issue bonds: ***to 15.04.2004***

The form and other conditions of the payment of income under the issue bonds: ***in rubles***

Report period (year, quarter) for which the income for the issue bonds was (is) paid: ***quarter 3 of year 2003***

Total size of income paid for all bonds of the issue for each report period for which such income was paid:

Quarter 1 of 2003 – 92.54 rubles

Quarter 2 of 2003 – 0 ruble

Quarter 3 of 2003 - 0 ruble

Other data on the issue bonds:

The size of income due to payment is defined by the date of each bond repayment.

Kind of securities: ***bonds***

Series: ***1 - C***

Form: ***registered paperless***

Other identification features of the bonds issue:

Type: ***interest rate***

State registration number of the bonds issue: ***№ 4-27-00137-A***

State registration date: ***25.10.2002***

State registration date of the report on the results of the bonds issue: ***24.01.2003***

The quantity of the issue bonds: ***143 440 pieces***

Face value of each bond of the issue: ***100 rubles***

The amount of the bonds issue at face value: ***14 344 000 rubles***

Type of income paid under the issue bonds: ***interest***

The size of income which was due to payment under the issue bonds in money form as per one bond: ***1 ruble per year***

The total size of income which was due to payment under the issue bonds in money form for all

the bonds of the issue: ***663 632 rubles 42 kopecks***

The time period established for the payment of income under the issue bonds:

From 30 .06.2003 to 30.06.2005

The form and other conditions of the payment of income under the issue bonds: ***cash, non-cash. The payment is made on the basis of the bonds owner application within 30 days since the date of the application filing.***

Report period (year, quarter) for which the income for the issue bonds was (is) paid: ***quarter 3 of 2003***

Total size of income paid for all bonds of the issue for each report period for which such income was paid: ***Quarter 3 of 2003 - 34 619 rubles 10 kopecks***

Other data on the issue bonds: ***The payment of income under the issue bonds is made by the issuer since 30.06.2003 – the date of starting the bonds repayment.***

Kind of securities: ***bonds***

Series: ***1 - У***

Form: ***registered paperless***

Other identification features of the bonds issue:

Type: ***interest rate***

State registration number of the bonds issue: ***№ 4-33-00137-A***

State registration date: ***25.10.2002***

State registration date of the report on the results of the bonds issue: ***24.01.2003***

The quantity of the issue bonds: ***18 246 pieces***

Face value of each bond of the issue: ***100 rubles***

The amount of the bonds issue at face value: ***1 824 600 rubles***

Type of income paid under the issue bonds: ***interest***

The size of income which was due to payment under the issue bonds in money form as per one bond: ***0.1 ruble***

The total size of income which was due to payment under the issue bonds in money form for all the bonds of the issue***: 1824.6 rubles***

The time period established for the payment of income under the issue bonds:

The date of the repayment start: 29.06.2003

The date of the repayment end: 29.06.2004

The form and other conditions of the payment of income under the issue bonds: ***in rubles***

Report period (year, quarter) for which the income for the issue bonds was (is) paid: ***quarter 3 of 2003***

Total size of income paid for all bonds of the issue for each report period for which such income was paid:

Quarter 1 of 2003 – 0 ruble

Quarter 2 of 2003 – 0 ruble

Quarter 3 of 2003 – 39.7 rubles

Other data on the income under the issue bonds: *none*

8.10. Other data

There are no other data on the issuer and its securities as stipulated by Federal law "On securities market" or by other federal laws.

OJSC “VOLGATELECOM”

APPENDIX TO
QUARTERLY REPORT OF THE ISSUER OF ISSUEING SECURITIES
FOR QUARTER III OF YEAR 2003

Appendix to item 1.2 **Data on the issuer’s bank accounts.**

№	Bank’s name	The bank’s division where the account is established (with indication of full requisites)	Number and date of conclusion of contract of bank’s account	Date of the account’s opening	Kind of account	Account number
1	4	5	6	7	8	9
1	Savings Bank	Kirov’s Branch of Savings Bank (BSB) № 8612 , Kirov, Derendayaeva str.,77	4312 of 10.02.03	01.12.2002	Treasury account	40702810027020100768
2	Savings Bank	Kirov’s BSB № 8612 Kirovskaya oblast, settlement Bogorodskoe, May 1-st str., 6	No number of 30.10.97	01.12.2002	Settlement subaccount	40702810627170100005
3	Savings Bank	Kirov’s BSB № 8612 Kirovskaya oblast, settlement Zuevka, Opaleva str.,38	No number of 30.10.97	01.12.2002	Settlement subaccount	40702810427350100038
4	Savings Bank	Kirov’s BSB № 8612 Kirovskaya oblast, settlement Nema, Mira str.,37	No number of 30.10.97	01.12.2002	Settlement subaccount	40702810527180100001

5	Savings Bank	Kirov's BSB № 8612 Kirovskaya oblast, settlement Uni, Lenin str.,6	No number of 30.10.97	01.12.2002	Settlement subaccount	40702810227220100012
6	Savings Bank	Kirov's BSB № 8612 Kiroskaya oblast, Kirovo-Chepetsk town, Dzerzhinskogo str., 6	No number of 30.10.97	01.12.2002	Settlement subaccount	40702810627310100302
7	Savings Bank	Kirov's BSB № 8612 Kirovskaya oblast, settlement Fakenki, Svobody str.,79	No number of 30.10.97	01.12.2002	Settlement subaccount	40702810227360100011
8	Savings Bank	Kirov's BSB № 8612 Kirovskaya oblast, Kotelnich town, Sovietskaya str.,96	No number of 30.10.97	01.12.2002	Settlement subaccount	40702810727290100092
9	Savings Bank	Kirov's BSB № 8612 Kirovskaya oblast, settlement Arbazh, Zelenaya str., 2	No number of 30.10.97	01.12.2002	Settlement subaccount	40702810027030100004
10	Savings Bank	Kirov's BSB № 8612 Kirovskaya oblast, settlement Leninskoe, Gagarin str., 69	No number of 30.10.97	01.12.2002	Settlement subaccount	40702810727330100020
11	Savings Bank	Kirov's BSB № 8612 Kirovskaya oblast, Omutninsk town, Volodarskogo str.,51	No number of 30.10.97	01.12.2002	Settlement subaccount	40702810527440100071
12	Savings Bank	Kirov's BSB № 8612 Kirovskaya oblast, settlement Afanasievo, Sovietskaya str.,11	No number of 30.10.97	01.12.2002	Settlement subaccount	40702810127450100021
12	Savings Bank	Kirov's BSB № 8612 Kirovskaya oblast,	No number of 30.10.97	01.12.2002	Settlement subaccount	40702810327460100099

		settlement Kirs, Kirov str., 8				
14	Savings Bank	Kirov's BSB № 8612 Kirov, Derendyaev str.,77	No number of 30.10.97	01.12.2002	Settlement subaccount	40702810227020102498
15	Savings Bank	Kirov's BSB № 8612 Kirovskaya oblast Belaya Kholunitsa town, Glyzin str.,2	No number of 30.10.97	01.12.2002	Settlement subaccount	40702810627380100008
16	Savings Bank	Kirov's BSB № 8612 Kirovskaya oblast, Luza town, Pushkin str.,12	No number of 30.10.97	01.12.2002	Settlement subaccount	40702810127390100013
17	Savings Bank	Kirov's BSB № 8612 Kirovskaya oblast, settlement Murashi, Pugachev str.,2	No number of 30.10.97	01.12.2002	Settlement subaccount	40702810327040100011
18	Savings Bank	Kirov's BSB № 8612 Kirovskaya oblast, Nagorsk town, Leushin str.,17	No number of 30.10.97	01.12.2002	Settlement subaccount	40702810327370100011
19	Savings Bank	Kirov's BSB № 8612 Kirovskaya oblast, settlement Oparino, Rose Luxemburg str., 10	No number of 30.10.97	01.12.2002	Settlement subaccount	40702810227420100016
20	Savings Bank	Kirov's BSB № 8612 Kirovskaya oblast, settlement Podosinovets, Sovietskaya str.,27	No number of 30.10.97	01.12.2002	Settlement subaccount	40702810427430100071
21	Savings Bank	Kirov's BSB № 8612 Kirovskaya oblast, Nolinsk town,	No number of 30.10.97	01.12.2002	Settlement subaccount	40702810627260100025

		Kommuny str.,1				
22	Savings Bank	Kirov's BSB № 8612 Kirovskaya oblast, settlement Slobodskyi, S.Khalturina str., 12	No number of 30.10.97	01.12.2002	Settlement subaccount	40702810127340100063
23	Savings Bank	Kirov's BSB № 8612 Kirovskaya oblast, settlement Darovskoe, Naberezhnaya str., 7	4169 of 30.09.02	01.12.2002	Settlement subaccount	40702810427020102641
24	Savings Bank	Kirov's BSB № 8612 Kirovskaya oblast, settlement Verkhoshizhemie, Komsomolskaya str., 2	No number of 30.10.97	01.12.2002	Settlement subaccount	40702810427410100004
25	Savings Bank	Kirov's BSB № 8612 Kirovskaya oblast, settlement Orichi, K.Marx str., 14	No number of 30.10.97	01.12.2002	Settlement subaccount	40702810427210100013
26	Savings Bank	Kirov's BSB № 8612 Kirovskaya oblast, Orlov town, Lenin str., 50	No number of 30.10.97	01.12.2002	Settlement subaccount	40702810627400100018
27	Savings Bank	Kirov's BSB № 8612 Kirovskaya oblast, settlement Yuriya, Lenin str., 21	No number of 30.10.97	01.12.2002	Settlement subaccount	40702810327250100005
28	Savings Bank	Kirov's BSB № 8612 Kirovskaya oblast, settlement Kumeny, Lesnaya str., 3-a	No number of 30.10.97	01.12.2002	Settlement subaccount	40702810627270100015

29	Savings Bank	Kirov's BSB № 8612 Kirovskaya oblast, settlement Suna, Kolkhoznaya str., 2	No number of 30.10.97	01.12.2002	Settlement subaccount	40702810727160100012
30	Savings Bank	Kirov's BSB № 8612 Kirovskaya oblast, Vyatskie Polyany town, Uritskogo str., 55	No number of 30.10.97	01.12.2002	Settlement subaccount	40702810927230100072
31	Savings Bank	Kirov's BSB № 8612 Kirovskaya oblast, settlement Kilmez, Zelenaya str., 17-a	No number of 30.10.97	01.12.2002	Settlement subaccount	40702810327200100013
32	Savings Bank	Kirov's BSB № 8612 Kirovskaya oblast, Malmyzh town, Uritskogo str.,3	No number of 30.10.97	01.12.2002	Settlement subaccount	40702810227140100024
33	Savings Bank	Kirov's BSB № 8612 Kirovskaya oblast, Urzhum town, Sovietskaya str., 17	No number of 30.10.97	01.12.2002	Settlement subaccount	40702810827190100115
34	Savings Bank	Kirov's BSB № 8612 Kirovskaya oblast, settlement Lebyazhie, Kirova str.,19	No number of 30.10.97	01.12.2002	Settlement subaccount	40702810827150100016
35	Savings Bank	Kirov's BSB № 8612 Kirovskaya oblast, Sovietsk town, Lenin str.,29	No number of 30.10.97	01.12.2002	Settlement subaccount	40702810427070100020
36	Savings Bank	Kirov's BSB № 8612 Kirovskaya oblast, settlement Kinkur, Sovitskaya str.,40	No number of 30.10.97	01.12.2002	Settlement subaccount	40702810427020100008

37	Savings Bank	Kirov's BSB № 8612 Kirovskaya oblast, settlement Sanchursk, Rose Luxemburg str., 16	No number of 30.10.97	01.12.2002	Settlement subaccount	40702810627120100013
38	Savings Bank	Kirov's BSB № 8612 Kirovskaya oblast, Yaransk town, Lenin str.,40-a	No number of 30.10.97	01.12.2002	Settlement subaccount	40702810627080100001
39	Savings Bank	Kirov's BSB № 8612 Kirovskaya oblast, settlement Pizhanka, Sovietskaya str.,53	No number of 30.10.97	01.12.2002	Settlement subaccount	40702810927090100005
40	Savings Bank	Kirov's BSB № 8612 Kirovskaya oblast, settlement Tuzha, Kolkhoznaya str., 19	No number of 30.10.97	01.12.2002	Settlement subaccount	40702810327300100010
41	Savings Bank	Kirov's BSB № 8612 Kirovskaya oblast, Kirovo-Chepetsk town, Dzerzhinskogo str., 6	4168 of 30.09.02	01.12.2002	Settlement subaccount	40702810127020102640
42	Savings Bank	Kirov's BSB № 8612 Kirovskaya oblast, settlement Svecha, K.Marx str., 8	4170 of 30.09.02	01.12.2002	Settlement subaccount	40702810727010102642
43	Savings Bank	Kirov's BSB № 8612 Kirov, Derendyaeva str., 77	4165 of 30.09.03	01.12.2002	Settlement subaccount	40702810127020102637
44	Savings Bank	Kirov's BSB № 8612 Kirov, Derendyaeva str., 77	4166 of 30.09.02	01.12.2002	Settlement subaccount	40702810427020102638
45	Savings Bank	Kirov's BSB № 8612 Kirov, Derendyaeva str., 77	4167 of 30.09.02	01.12.2002	Settlement subaccount	40702810727020102639

46	Savings Bank	Kirov's BSB № 8612 Kirov, Derendyaeva str., 77	4163 of 30.09.02	01.12.2002	Settlement subaccount	40702810527020102635
47	Savings Bank	Kirov's BSB № 8612 Kirov, Derendyaeva str., 77	4161 of 30.09.02	01.12.2002	Settlement subaccount	40702810927020102633
48	Savings Bank	Kirov's BSB № 8612 Kirov, Derendyaeva str., 77	4162 of 30.09.02	01.12.2002	Settlement subaccount	40702810227020102634
49	Savings Bank	Kirov's BSB № 8612 Kirov, Derendyaeva str., 77	4179 of 09.10.02	01.12.2002	Settlement subaccount	40702810027020102656
50	Savings Bank	Kirov's BSB № 8612 Kirov, Derendyaeva str., 77	4170 of 30.09.02	01.12.2002	Settlement subaccount	40702810027020102643
51	Savings Bank	Kirov's BSB № 8612 Kirovskaya oblast, settlement Bogorodskoe, May 1, str., 6	14 of 30.07.01	01.12.2002	Checking account	40702810327170100046
52	Savings Bank	Kirov's BSB № 8612 Kirovskaya oblast, settlement Zuevka, Opaleva str.,38	No number of 25.07.2001	01.12.2002	Checking account	40702810127350100105
53	Savings Bank	Kirov's BSB № 8612 Kirovskaya oblast, settlement Nema, Mira str.,37	146 of 29.11.202	01.12.2002	Checking account	40702810127180100003
54	Savings Bank	Kirov BSB № 8612 Kirovskaya oblast, settlement Uni, Lenin str.,6	27 of 02.12.02	01.12.2002	Checking account	40702810427220100087

55	Savings Bank	Kirov's BSB № 8612 Kirovskaya oblast, Kirovo-Chepetsk town, Dzerzhinskogo str., 6	40702/859 of 17.07.02	01.12.2002	Checking account	40702810727310100859
56	Savings Bank	Kirov's BSB № 8612 Kirovskaya oblast, settlement Falenki, Svobody str.,79	360 of 02.12.02	01.12.2002	Checking account	40702810527360100012
57	Savings Bank	Kirov's BSB № 8612 Kirovskaya oblast, Kotelnich town, Sovietskaya str., 96	40702-092 of 02.12.02	01.12.2002	Checking account	40702810927290100067
58	Savings Bank	Kirov's BSB № 8612 Kirovskaya oblast, settlement Arbazh, Zelenaya str., 2	No number	01.12.2002	Checking account	40702810527030100009
59	Savings Bank	Kirov's BSB № 8612 Kirovskaya oblast, settlement Leninskoe, Gagarina str., 69	20 of 01.04.99	01.12.2002	Checking account	40702810627330100133
60	Savings Bank	Kirov's BSB № 8612 Kirovskaya oblast, Omutninsk town, Volodarskogo str., 51	40702-74 of 02.12.02	01.12.2002	Checking account	40702810427440100074
61	Savings Bank	Kirov's BSB № 8612 Kirovskaya oblast, settlement Afanasievo, Sovietskaya str., 11	231 of 02.12.02	01.12.2002	Checking account	40702810127450100022
62	Savings Bank	Kirov's BSB № 8612 Kirovskaya oblast, settlement Kirs, Kirova str., 8	16-10/74 of 05.02.03	01.12.2002	Checking account	40702810827460100104

63	Savings Bank	Kirov's BSB № 8612 Kirov, Derendyaeva str., 77	4021 of 01.04.02	01.12.2002	Checking account	40702810427020102492
64	Savings Bank	Kirov's BSB № 8612 Kirovskaya oblast, Belaya Kholunitsa town, Glyzina str., 2	77 of 12.01.00	01.12.2002	Checking account	40702810527380100001
65	Savings Bank	Kirov's BSB № 8612 Kirovskaya oblast, Luza town, Pushkina str., 12	26 of 12.03.98	01.12.2002	Checking account	40702810427390100014
66	Savings Bank	Kirov's BSB № 8612 Kirovskaya oblast, settlement Murashi, Pugacheva str., 2	12 of 27.02.03	01.12.2002	Checking account	40702810627040100012
67	Savings Bank	Kirov's BSB № 8612 Kirovskaya oblast, settlement Nagorsk, Leushina str., 17	276 of 03.12.02	01.12.2002	Checking account	40702810027370100010
68	Savings Bank	Kirov's BSB № 8612 Kirovskaya oblast, settlement Oparino, Rose Luxemburg str., 10	17 of 19.11.01	01.12.2002	Checking account	40702810527420100017
69	Savings Bank	Kirov's BSB № 8612 Kirovskaya oblast, settlement Podosinovets, Sovietskaya str., 27	2 of 11.04.03	01.12.2002	Checking account	40702810727430100072
70	Savings Bank	Kirov's BSB № 8612 Kirovskaya oblast, Nolinsk town, Kommuny str., 1	2122 of 03.12.02	01.12.2002	Checking account	40702810927260100026

79	Savings Bank	Kirov's BSB № 8612 Kirovskaya oblast, Vyatskie Polyany town, Uritskogo str., 55	40702-038 of 04.01.03	01.12.2002	Checking account	40702810327230100038
80	Savings Bank	Kirov's BSB № 8612 Kirovskaya oblast, settlement Kilmez, Zelenaya str., 17-a	2 of 15.04.03	01.12.2002	Checking account	40702810027200100012
81	Savings Bank	Kirov's BSB № 8612 Kirovskaya oblast, Malmyzh town, Uritskogo str., 3	10 of 15.04.03	01.12.2002	Checking account	40702810927140100094
82	Savings Bank	Kirov's BSB № 8612 Kirovskaya oblast, Urzhum town, Sovietskaya str., 17	10 of 10.01.03	01.12.2002	Checking account	40702810427190100104
83	Savings Bank	Kirov's BSB № 8612 Kirovskaya oblast, Sovietsk town, Lenin str., 29	No number of 30.10.97	01.12.2002	Checking account	40702810827070100028
84	Savings Bank	Kirov's BSB № 8612 Kirovskaya oblast, settlement Kinkur, Sovietskaya str., 40	Agreement on cooperation of 22.11.02	01.12.2002	Checking account	40702810727050100009
85	Savings Bank	Kirov's BSB № 8612 Kirovskaya oblast, settlement Sanchursk, Rose Luxemburg str., 16	Agreement on cooperation of 22.11.02	01.12.2002	Checking account	40702810927120100014
86	Savings Bank	Kirov's BSB № 8612 Kirovskaya oblast, Yaransk town, Lenin str., 40-a	408 of 19.12.02	01.12.2002	Checking account	40702810827080100212

87	Savings Bank	Kirov's BSB № 8612 Kirovskaya oblast, settlement Pizhanka, Sovietskaya str., 53	Agreement on cooperation of 22.11.02	01.12.2002	Checking account	40702810027090100002
88	Savings Bank	Kirov's BSB № 8612 Kirovskaya oblast, settlement Tuzha, Kolkhoznaya str., 19	98 of 20.03.98	01.12.2002	Checking account	40702810627300100011
89	Savings Bank	Kirov's BSB № 8612 Kirovskaya oblast, settlement Svecha, K.Marx str., 8	No number of 23.10.99	01.12.2002	Checking account	40702810327280100045
90	Savings Bank	Kirov's BSB № 8612 Kirov, Derendyaeva str., 77	4228 of 29.11.02	01.12.2002	Checking account	40702810527020102703
91	Savings Bank	Kirov's BSB № 8612 Kirov, Derendyaeva str., 77	4231 of 29.11.02	01.12.2002	Checking account	40702810127020102705
92	Savings Bank	Kirov's BSB № 8612 Kirov, Derendyaeva str., 77	No number of 02.12.2002	01.12.2002	Checking account	40702810827020102704
93	Savings Bank	Kirov's BSB № 8612 Kirov, Derendyaeva str., 77	4229 of 29.11.02	01.12.2002	Checking account	40702810727020102707
94	Savings Bank	Kirov's BSB № 8612 Kirov, Derendyaeva str., 77	4230 of 29.11.02	01.12.2002	Checking account	40702810727020102706
95	Savings Bank	Kirov's BSB № 8612 Kirov, Derendyaeva str., 77	4233 of 2.12.02	01.12.2002	Checking account	40702810027010102708
96	Savings Bank	Kirov's BSB № 8612 Kirov, Derendyaeva str., 77	4196 of 25.10.02	01.12.2002	Checking account	40702810927020102675

97	Savings Bank	Kirov's BSB № 8612 Kirov, Derendyaeva str., 77	4236 of 03.12.02	01.12.2002	Checking account	40702810727020102710
98	Joint Stock Commercial Bank "Vyatka-bank"	JSCB "Vyatka-bank", Kirov, Engels str., 4	No number of 07.02.00	01.12.2002	Treasury account	40702810700005651179
99	Joint Stock Commercial Bank "Vyatka-bank"	JSCB "Vyatka-bank", Kirov, Engels str., 4	126 of 13.04.01	01.12.2002	Settlement account	40702810900006021212
100	Joint Stock Commercial Bank "Vyatka-bank"	JSCB "Vyatka-bank", Kirov, Engels str., 4	127 of 13.04.01	01.12.2002	Checking account	40702810100006041212
101	Joint Stock Commercial Bank "Vyatka-bank"	JSCB "Vyatka-bank", Kirovskaya oablast, Kirovo-Chepetsk town, Lenin str., 36/2	224 of 29.11.02	01.12.2002	Settlement account	40702810600038414715
102	Joint Stock Commercial Bank "Vyatka-bank"	JSCB "Vyatka-bank", Kirovskaya oablast, Kirovo-Chepetsk town, Lenin str., 36/2	223 of 29.11.02	01.12.2002	Checking account	40702810200038404714
103	OJSC "Industrial-construction bank"	Branch in Kirov, Kirov, Mopra str., 113	125/99 of 08.07.99	01.12.2002	Settlement account	40702810392000001481
104	OJSC "Industrial-construction bank"	Branch in Kirov, Kirov, Mopra str., 113	17 of 29.11.02	01.12.2002	Currency account	40702840192005000518
105	OJSC "Industrial-construction bank"	Branch in Kirov, Kirov, Mopra str., 113	17 of 29.11.02	01.12.2002	Transit account	40702840492005000519
106	OJSC "Industrial-construction bank"	Branch in Kirov, Kirov, Mopra str., 113	17 of 29.11.02	01.12.2002	Special transit account	40702840892005000520
107	Savings Bank	Kirov's BSB № 8612 Kirov, Derendyaeva str., 77	2891 of 28.02.00	01.12.2002	Currency account	40702840227020100774
108	Savings Bank	Kirov's BSB № 8612 Kirov, Derendyaeva str., 77	2891 of 28.02.00	01.12.2002	Transit account	40702840427020200775
109	Savings Bank	Kirov's BSB № 8612 Kirov, Derendyaeva	2891 of 28.02.00	01.12.2002	Special transit account	40702840327020300775

		str., 77				
110	Savings Bank	Kirov's BSB № 8612 Kirov, Derendyaeva str., 77	4192 of 23.10.02	01.12.2002	Currency account	40702978327020102670
111	Savings Bank	Kirov's BSB № 8612 Kirov, Derendyaeva str., 77	4192 of 23.10.02	01.12.2002	Transit account	40702978527020202671
112	Savings Bank	Kirov's BSB № 8612 Kirov, Derendyaeva str., 77	4192 of 23.10.02	01.12.2002	Special transit account	40702978727020302672

113	Guta Bank	Branch "Yoshkar-Ola's Guta Bank"	№ 1000 of 26.11.02	29.11.2002	Settlement account	40702810100090001000
114	Maryi El BSB	Maryi El BSB № 8614	№ 4766/4 of 03.10.02	11.10.2002	Settlement account	40702810337180104495
115	Maryi El BSB	Kuzhenerskoe department 6068/012	No number of 28.01.00	28.01.2000	Subaccount	40702810337130101011
116	Maryi El BSB	Kuzhenerskoe 6068	No number of 28.01.00	28.01.2000	Subaccount	40702810337130100025
117	Maryi El BSB	Zvenigovskoe department 4446	No number of 28.01.00	28.01.2000	Subaccount	40702810437090100094
118	Maryi El BSB	Gornomaryiskoe department 444	No number of 28.01.00	28.01.2000	Subaccount	40702810437100100094
119	Maryi El BSB	Morkinskoe department 4445	No number of 28.01.00	28.01.2000	Subaccount	40702810737080100034
120	Maryi El BSB	Maryturekskoe department 4444	No number of 28.01.00	28.01.2000	Subaccount	40702810837070000099
121	Maryi El BSB	Sovietskoe department 6066	No number of 28.01.00	28.01.2000	Subaccount	40702810637120100049
122	Maryi El BSB	Volzhskoe department 6291	No number of 28.01.00	28.01.2000	Subaccount	40702810637140010274
123	Maryi El BSB	Sernurskoe department 4443	No number of 28.01.00	28.01.2000	Subaccount	40702810537060100021

124	Maryi El BSB	Sernurskoe department 4443	No number of 28.01.00	28.01.2000	Subaccount	40702810837050100016
125	Maryi El BSB	Medvedevskoe department 7020	No number of 28.01.00	28.01.2000	Subaccount	40702810237040100079
126	Maryi El BSB	Medvedevskoe department 7020	No number of 28.01.00	28.01.2000	Subaccount	40702810637040100080
127	Maryi El BSB	Medvedevskoe department 7020	No number of 28.01.00	28.01.2000	Subaccount	40702810937040100081
128	Maryi El BSB	Gornomaryiskoe department 4447	No number of 28.01.00	28.01.2000	Subaccount	40702810037100100177
129	Maryi El BSB	Maryi El BSB № 8614	№ 184 of 17.10.02	17.10.2002	Currency account (US$)	40702840837020100184
130	Maryi El BSB	Maryi El BSB № 8614	№ 184 of 17.10.02	17.10.2002	Currency account (Euro)	40702978437020100184
131	Maryi El BSB	Medvedevskoe department 7020	No number of 25.08.99	11.12.2002	Settlement account	40702810337040100063
132	Maryi El BSB	Zvenigovskoe department 4446	Contract 147 of 24.08.98	03.12.2002	Settlement account	40702810137090100051
133	Maryi El BSB	Morkinskoe department 4445	№ 267 of 10.12.02	10.12.2002	Settlement account	40702810537080100027
134	Maryi El BSB	Maryi El BSB № 8614	№407021047 of 29.12.99	02.12.2002	Settlement account	40702810037120100047
135	Maryi El BSB	Maryi El BSB № 8614	№ 4853/4 of 9.12.02	10.12.2002	Settlement account	40702810537180104541
136	Maryi El BSB	Volzhskoe department 6281	№ 241 of 12.12.02	02.02.2002	Settlement account	40702810537140010426
137	Maryi El BSB	Gornomaryiskoe department 4447	№ 193 of 9.10.00	01.12.2002	Settlement account	40702810637100100166

138	Maryi El BSB	Maryi El BSB № 8614	№ 3985 of 5.07.01	05.12.2002	Settlement account	40702810537180100820
139	Maryi El BSB	Maryi El BSB № 8614	№ 4852/4 of 16.12.02	06.12.2002	Settlement account	40702810237180104540
140	Maryi El BSB	Maryi El BSB № 8614	№ 54 of 14.07.97	19.07.1997	Settlement account	40702810837180100643
141	Maryi El BSB	Kunzherskoe department 6068	№2 of 27.01.03	27.01.2003	Settlement account	40702810437130100019
142	Maryi El BSB	Sernurskoe department 4443	No number of 31.10.02	30.10.2002	Settlement account	40702810637060100060
143	Maryi El BSB	Gornomaryiskoe department 4447	№ 240 of 3.01.01	03.01.2001	Settlement account	40702810937100100183
144						
145	OJSC Commercial Bank MP Savings Bank		Contract № 812a of 17.02.03	29.11.2002	Settlement account	40702810800000001869
146			Contract №54 of 20.12.02	19.12.2002	Transit currency account	40702840000000101869
147			Contract №54 of 20.12.02	19.12.2002	Special transit currency account	40702840900000201869
148			Contract №54 of 20.12.02	19.12.2002	Checking currency account	40702840100000001869
149	Savings Bank	Mordovskoe department № 8589 of RF Savings Bank Bank's ID Code 048952615, correspondent account	Contract №446 of 29.11.02	29.11.2002	Settlement account	40702810039010100741

		30101810100000000615 Taxpayer ID Number 7707083893				
150				29.11.2002	Specisl transit currency account	40702978739010300071, 40702840139010300071
151				29.11.2002	Transit currency account	40702978839010200071, 40702840239010200071
152				29.11.2002	Checking currency account	40702978939010100071, 40702840339010100071
153		Mordovskoe department № 8589 of RF Savings Bank Bank's ID Code 048952615, correspondent account 30101810100000000615 Taxpayer ID Number 7707083893	Contract №457 of 4.12.02	04.12.2002	Settlement account	40702810339010100742
154		Atyashevskoe BSB № 4295, settlement Atyashevo, Tsentralnaya str., 12	Contract №108 of 03.12.02	04.12.2002	Checking account	40702810639170100104
155		Chamzinskoe BSB № 4314 settlement Chamzinka, Pobedy str., 2	Contract №294 of 29.11.02	29.11.2002	Settlement account	40702810839120100239
156			Contract №293 of 29.11.02	29.11.2002	Settlement account	40702810839120100240
157		Authorized Branch 34314/28 of	Contract №295 of	30.12.2002	Checking account	40702810639120100097

		Chamzinskoe BSB, settlement Dubenki, Tsentralnaya str., 18	29.11.02			
158		Authorized Branch № 4295/029 (Ardatov town), of Atyashevskoe BSB, Ardatov town, Leninskaya str., 90	Contract №92 of 4.12.02	04.12.2002	Checking account	40702810939160100092
159		Authorized Branch № 4314/044 (B.Beresniki) of Chamzinskoe BSB, village B.Berezniki, L.Tolstoy str., 34	Contract №296 of 29.11.02	30.12.2002	Settlement account	40702810839114000057
160		Krasnoslobodskoe BSB № 4306, Krasnoloslobodsk town, Internatsionalnaya str., 63	Contract № 63 of 3.12.02	03.12.2002	Settlement account	40702810639050100062
161			Contract № 63 of 3.12.02	03.12.2002	Settlement account	40702810639050100063
162		Zubovo-Polyanskoe BSB № 4299, settlement Zubovo-Polyana, Proletarskaya str., 12	Contract № 126 of 02.12.02	03.12.2002	Settlement account	40702810039190100137
163			Contract № 127 of 02.12.02	03.12.2002	Settlement account	40702810039190100138
164		Torbeevskoe BSB № 4313, settlement Torbeevo, Oktyabrskaya str., 6	Contract № 14 of 03.12.02	04.12.2002	Settlement account	40702810539110100109

165		(village Korchukovo) of Mordovskoe department № 8589, village Korchukovo, Sovietskaya str.	Additional agreement to Contract № 456 of 4.12.02	11.12.2002	Transit account	40911810239010000034
166		Ichalkovskoe BSB 3 4302, settlement Kemlya, Sovietskaya str.	Contract №2002/01 of 17.12.02	17.12.2002	Transit account	40911810039020000033
167		Branch of Ichalkovskoe BSB № 4302/026 (B.Ignatovo), B.Ignatovo, Sovietskaya str.	Contract №2002/02 of 17.12.02	17.12.2002	Settlement account	40911810039020000032
168		Authorized Branch №8589/011(village Lyambir) of Mordovskoe BSB № 8589, village Lyambir, 40 years of Pobedy str.	Contract №456 of 04.12.02	04.12.2002	Settlement account	40702810939130100051
169			Contract №455 of 4.12.02	04.12.2002	Settlement account	40702810939130100050
170		Authorized Branch № 4306/039 (village Elniki) of Krasnoslobodskogo BSB, village Elniki, May 1 square str., 35	Contract № 63 of 3.12.02	29.11.2002	Settlement account	40702810939050139050
171		Authorized Branch 34313/037 (Aryutievo), of Torbeevskogo BSB, village Aryutievo, Kirov str., 2a	Contract № 31 of 16.12.02	23.12.2002	Settlement account	40702810339110137110

172		RF BSB № 4308, Ruzaevka town, Lenin str., 45	Contract № 439 of 2.12.02	02.12.2002	Settlement account	40702810239070100153
173			Contract № 440 of 2.12.02	02.12.2002	Settlement account	40702810239070100154
174		Kovylkinskoe BSB № 4303, Kovylkino town, Proletarskaya str., 72	Contract № 45 of 3.12.02	02.12.2002	Settlement account	40702810539030100166
175		Zubovo-Polyanskoe BSB № 4299, settlement Zubovo-Polyana, Proletarskaya str., 12	Contract №40702/04 0 of 27.02.03	27.02.2003	Settlement account	40702810239100100040
176		Authorized Branch № 4313/050 of Torbeevskogo BSB, Temnikov town, Grazhdanskaya str., 2	Contract № 40702/107 of 2.02.02	02.12.2002	Settlement account	40702810539110150107
177			Contract № 40702/108 of 2.02.02	02.12.2002	Settlement account	40702810539110150108

179	Sviayz-Bank	Orenburg Regional branch of JSCB "Sviayz-Bank", 460000, Orenburg, Kirov str., 18	№401 of 02.12.02	02.12.2002	Checking account	40702810000030000698
180	Sviayz-Bank	Orenburg Regional branch of JSCB "Sviayz-Bank", 460000, Orenburg, Kirov str., 18	№401 of 02.12.02	02.12.2002	Settlement account	40702810900030100698

181	Sviayz-Bank	Orenburg Regional branch of JSCB “Sviayz-Bank”, 460000, Orenburg, Kirov str., 18	№401 of 02.12.02	02.12.2002	Corporate account	40702810700030800020
182	GAZPROMBANK	Branch of “Gazprombank” (CJSC) in Orenburg, 460021, Orenburg, Pravdy str., 18	№986 of 02.12.02	02.12.2002	Settlement account	40702810960230000986
183	Commercial Bank “Rus”	Commercial Bank “Rus” (LLC), 46000, Orenburg, Shevchenko str., 7	№343 of 04.12.02	05.12.2002	Budget account	40203810700000003064
184	Commercial Bank “Rus”	Commercial Bank “Rus” (LLC), 46000, Orenburg, Shevchenko str., 7	№344 of 04.12.02	04.12.2002	Settlement account	40702810900000003064
185	Head Cash Center	Head Cash Center of Main Department of RF Central Bank in Orenburg oblast, 460000, Orenburg, Krasnoznamennaya str., 22	№02-155 of 02.12.02	02.12.2002	Budget account	40203810400000000016
186	SAVINGS BANK	RF JSCB, Orenburgskoe BSB 8623 461300, Orenburg, Volodarskogo str., 16	№16-01/442 of 29.11.02	29.11.2002	Settlement account	40702810546020102047
187	SAVINGS BANK	RF JSCB, Orenburgskoe BSB 8623 461300, Orenburg,	№16-01/443 of 29.11.02	29.11.2002	Settlement account	40702810846020102048

		Volodarskogo str., 16				
188	SAVINGS BANK	RF JSCB, Orenburgskoe BSB 8623 461300, Orenburg, Volodarskogo str., 16	№ 16-01/444 of 29.11.02	29.11.2002	Checking account	40702810146020102049
189	SAVINGS BANK	RF JSCB, Orenburgskoe BSB 8623 461300, Orenburg, Volodarskogo str., 16	№40702/14 4 of 02.12.02	02.12.2002	Checking account (US$)	40702840246020100144
190	SAVINGS BANK	RF JSCB, Orenburgskoe BSB 8623 461300, Orenburg, Volodarskogo str., 16	№40702/14 4 of 02.12.02	02.12.2002	Transit account (US$)	40702840146020200144
191	SAVINGS BANK	RF JSCB, Orenburgskoe BSB 8623 461300, Orenburg, Volodarskogo str., 16	№40702/14 4 of 02.12.02	02.12.2202	Special/transit account (US$)	40702840046020300144
192	SAVINGS BANK	RF JSCB, Orenburgskoe BSB 8623 461300, Orenburg, Volodarskogo str., 16	№40702/14 4 of 02.12.02	02.12.2002	Checking account (EURO)	40702978846020100144
193	SAVINGS BANK	RF JSCB, Orenburgskoe BSB 8623 461300, Orenburg, Volodarskogo str., 16	№40702/14 4 of 02.12.02	02.12.2002	Transit account (EURO)	40702978746020200144
194	SAVINGS BANK	RF JSCB, Orenburgskoe BSB	№40702/14 4 of	02.12.2002	Special/transit account	40702978646020300144

		8623 461300, Orenburg, Volodarskogo str., 16	02.12.02		(EURO)	
195	SAVINGS BANK	Abdulinskoe BSB 4237 additional Office 4237/052461760 Orenburgskaya oblast, Matveevskyi district, settlement Matveevka, Telegraphnaya str., 87	№169 of 3.12.02	04.12.2002	Income account	40702810246170120169
196	SAVINGS BANK	Buguruslanskoe BSB 83 additional office 83/059 461670 Orenburgskaya oblast, Severnyi district, village Severnoe, Chapaeva str., 26	№7618 of 29.11.02	02.12.2002	Income account	40702810346260120128
197	SAVINGS BANK	Buguruslanskoe BSB 83, Buguruslan town, Revolutsionnaya str., 13	№7616 of 29.11.02	02.12.2002	Income account	40702810346260100452
198	SAVINGS BANK	Buguruslanskoe BSB 83, Buguruslan town, Revolutsionnaya str., 13	№7617 of 29.11.02	02.12.2002	Expense account	40702810646260100453
199	SAVINGS BANK	Abdulinskoe BSB 4237 461760, Orenburgskaya oblast, Abdulinskyi district, Abdulino town, Kommunisticheskaya str., 286	№168 of 3.12.02	03.12.2002	Income account	40702810746170100168

200	SAVINGS BANK	Buguruslanskoe BSB 83, additional Office 83/083 461710, Orenburgskaya oblast, Asekeevskyi district, village Asekeevo, Chapaeva str., 24	№7619 of 29.11.02	02.12.2002	Income account	40702810946260140074
201	SAVINGS BANK	Oktayabrskoe BSB 4228 462030, Orenburgskaya oblast, Oktayabrskyi district, village Oktayabrskoe, Lunacharskogo str., 42A	№200 of 02.12.02	03.12.2002	Checking account	40702810046110100129
202	SAVINGS BANK	Oktayabrskoe BSB 4228 462030, Orenburgskaya oblast, Oktayabrskyi district, village Oktayabrskoe, Lunacharskogo str., 42A	№201 of 02.12..02	03.12.2002.	Settlement account	40702810746110100128
203	SAVINGS BANK	Oktayabrskoe BSB 4228, additional Office 4228/048 462010, Orenburgskaya oblast, Tyulganskyi district, settlement Tyulgan, Oktayabrskaya str., 17	№18 of 02.12.02	03.12.2002	Settlement account	40702810846040100088

204	SAVINGS BANK	Oktayabrskoe BSB 4228, additional Office 4228/031 461420, Orenburgskaya oblast, Sakmarskyi district, village Sakmara, Feldsherskaya str., 24	№202 of 02.12.02	03.12.2002	Settlement account	40702810146110000268
205	SAVINGS BANK	SOROCHINSKOE BSB 4235 461900, Orenburgskaya oblast, Sorochinskyi district, Sorochinsk town, Marx str., 32	№512 of 30.11.02	30.11.2002	Settlement account	40602810346150100633
206	SAVINGS BANK	SOROCHINSKOE BSB 4235 461900, Orenburgskaya oblast, Sorochinskyi district, Sorochinsk town, Marx str., 32	№512 of 30.11.02	30.11.2002	Expense account	40602810946150100635
207	SAVINGS BANK	Orenburgskoe BSB 8623, additional Office 8623/03 461270, Orenburgskaya oblast, Perevolotskyi district, settlement Perevolotsk, Leninskaya str., 115A	№6 of 26.09.02	02.12.2002	Transit account	40702810646050102933
208	SAVINGS BANK	Krasnogvardeiskoe BSB 6090 461150, Orenburgskaya oblast,	№360 of 03.12.02	03.12.2002	Transit account	40702810146300200001

		Krasnogvardeiskyi district, village Pleshanovo, Gagarin avenue 29A				
209	SAVINGS BANK	Sorochinskoe BSB 4235, additional Office 4235/073 461170, Orenburgskaya oblast, Tashlinskyi district, village Tashla, Dovzhenko str., 25A	№512 of 30.11.02	30.11.2002	Transit account	40602810646150100634
210	SAVINGS BANK	Novosergievskoe BSB 6094 461210, Orenburgskaya oblast, Novosergievskyi district, settlement Novosergievka, Sovietskaya str., 17	№2 of 02.12.02	02.12.2002	Transit account	40702810563301001111
211	SAVINGS BANK	Yasnenskoe BSB 4324 462781, Orenburgskaya oblast, Yasnyi town, Lenin str., 34	№501 of 29.11.02	29.11.2002	Proceeds account	40702810546080100254
212	SAVINGS BANK	Yasnenskoe BSB 4324 462781, Orenburgskaya oblast, Yasnyi town, Lenin str., 34	№502 of 29.11.02	29.11.2002	Expense account	40702810846080100255
213	SAVINGS BANK	Yasnenskoe BSB 4324 additional Office 4324/032 461720,	№503 of 29.11.02	29.11.2002	Transit account	40702810046080200256

		Orenburgskaya oblast, Dombarovskyi district, settlement Dombarovskyi, Gorky str., 2A				
214	SAVINGS BANK	Svetlinskoe BSB 7910 462740, Orenburgskaya oblast, Svetlinskyi district, settlement Svetlyi, Torgovaya str., 4	№34 of 29.11.02	29.11.2002	Transit account	40702810846080100093
215	SAVINGS BANK	Adamovskoe BSB 2085 462830, Orenburgskaya oblast, Adamovskyi district, settlement Adamovka, Lenin str., 18	№28Б-02 of 03.12.02	03.12.2002	Income account	40702810146270100095
216	SAVINGS BANK	Kvarkenskoe BSB 4229 462860, Orenburgskaya oblast, Kvarkenskyi district, village Kvarkeno, Tsentralnaya str., 23A	№40702810546120100091 of 04.12.02	04.12.2002	Income account	40702810546120100091
217	SAVINGS BANK	Gaiskoe BSB 6093, additional Office 6093/044 462800, Orenburgskaya oblast, Novoorskyi district, settlement Novoorsk, Lenin str., 7Б	№40702810546120100124 of 03.12.02	03.12.2002	Income account	40702810846320179124

218	SAVINGS BANK	Orskoe BSB 8290 462404, Orenburgskaya oblast, Orsk town, Chernyshova str., 7A	№4702/141 5 of 29.11.02	29.11.2002	Income account	40702810646310111415
219	SAVINGS BANK	Orskoe BSB 8290 462404, Orenburgskaya oblast, Orsk town, Chernyshova str., 7A	№4702/141 6 of 04.12.02	03.12.2002	Expense account	40702810946310111416
220	SAVINGS BANK	Novotroitskoe BSB 6969 462563, Orenburgskaya oblast, Novotroitsk town, Sovietskaya str., 50	№40702810 8462201007 72 of 02.12.02	02.12.2002	Income account	40702810846220100772
221	SAVINGS BANK	Novotroitskoe BSB 6969 462563, Orenburgskaya oblast, Novotroitsk town, Sovietskaya str., 50	№40702810 8462201007 73 of 02.12.02	02.12.2002	Expense account	40702810146220100773
222	SAVINGS BANK	Gaiskoe BSB 6093 462630, Orenburgskaya oblast, Gai town, Dekabristov str., 6	№40702810 8462201002 31 of 02.12.02	05.12.2002	Income account	40702810546320100231
223	SAVINGS BANK	Kuvandykskoe BSB 6088, additional Office 6088/056 462250, Orenburgskaya oblast, Mednogorsk town, Dovzhenko str., 25A	№4070204 of 02.12.02	05.12.2002	Income account	40702810246280120004

224	SAVINGS BANK	Sol-Ilekskoe BSB 4234 461500, Orenburgskaya oblast, Sol-Ilekskyi district, Sol-Iletsk town, Svetacheva per., 13A	№243 of 29.11.02	29.11.2002	Income account	40702810646140100243
225	SAVINGS BANK	Orenburgskoe BSB 8623, additional Office 8623/02 461350, Orenburgskaya oblast, Ilekskyi district, village Ilek, Pravdy str., 57	№30 of 02.12.02	3.12.2002	Income account	40702810346050101933
226	SAVINGS BANK	Sol-Ilekskoe BSB 4234, additional Office 4234/039 461550, Orenburgskaya oblast, Akbulakskyi district, settlement Akbulak, Kirova str., 46	№243 of 29.11.02	29.11.2002	Income account	40702810646210100102
227	SAVINGS BANK	Sol-Ilekskoe BSB 4234 461500, Orenburgskaya oblast, Sol-Ilekskyi district, Sol-Iletsk town, Svetacheva per., 13A	№243 of 29.11.02	29.11.2002	Expense account	40702810346140100242
228	SAVINGS BANK	Kuvandykskoe BSB 6088 462243, Orenburgskaya oblast, Kuvandykskyi district, Kuvandyk town, Orenburgskaya str., 23	№40702/268 of 02.12.02	01.12.2002	Settlement account	40702810646280100268

229	SAVINGS BANK	Saraktashskoe BSB 4232, additional Office 4232/037 461330, Orenburgskaya oblast, Belyaevskyi district, village Belyaevka, Bankovskaya str., 11A	№ 20135 of 02.12.2	01.12.2002	Subsettlement account	40702810346130120135
230	SAVINGS BANK	Saraktashskoe BSB 4232 462100, Orenburgskaya oblast, Saraktashskyi district, settlement Saraktash, Mira str., 92Г	№55 of 08.05.03	01.12.2002	Subsettlement account	40702810746130100205
231	SAVINGS BANK	Kuvaldykskoe BSB 6088 462243, Orenburgskaya oblast, Kuvaldykskyi district, Kuvaldyk town, Orenburgskaya str., 23	№40702/269 of 02.12.02	01.12.2002	Checking account	40702810946280100269
232	SAVINGS BANK	Buzulukskoe BSB 4251 461040, Orenburgskaya oblast, Buzulukskyi district, Buzuluk town, Komsomolskaya str., 100	№5-129 of 29.11.02	05.12.2002	Income account	40702810346200100658
233	SAVINGS BANK	Buzulukskoe BSB 4251 461040, Orenburgskaya oblast,	№5-130 of 29.11.02	05.12.2002	Expense account	40702810646200100659

		Buzulukskyi district, Buzuluk town, Komsomolskaya str., 100				
234	SAVINGS BANK	Buzulukskoe BSB 4251, additional Office 4251/080 461040, Orenburgskaya oblast, Grachevskyi district, village Grachevka, Sovietskaya str., 2	№5-128 of 29.11.02	02.12.2002	Checking account	40702810946200200657
235	SAVINGS BANK	Kurmanaevskoe BSB 6089 461060, Orenburgskaya oblast, Kurmanaevskyi district, village Kurmanaevka, Krestayanskaya str., 8	№489 of 02.12.02	02.12.2002	Checking account	40702810946290100165
236	SAVINGS BANK	Kurmanaevskoe BSB 6089, additional Office 6089/022 461080, Orenburgskaya oblast, Pervomaiskyi district, Mirnaya str., 21	№490 of 02.12.02	02.12.2002	Checking account	40702810246290100166
237	SAVINGS BANK	Sorochinskoe BSB 4235, additional Office 4235/096 461131, Orenburgskaya oblast, Totskyi district, village Totskoe, Krasnaya	№513 of 03.12.02	03.12.2002	Checking account	40602810246150100636

		plozhad str., 8 100				
238	SAVINGS BANK	Sharlykskoe BSB 4236 461450, Orenburgskaya oblast, Sharlykskyi district, village Sharlyk, Kalininskaya str., 1	№99 of 02.12.02	02.12.2002	Income account	40702810146160100215
239	SAVINGS BANK	Sharlykskoe BSB 4236 461450, Orenburgskaya oblast, Sharlykskyi district, village Sharlyk, Kalininskaya str., 1	№98 of 02.12.02	02.12.2002	Expense account	40702810146160100214
240	SAVINGS BANK	Novosergievskoe BSB 6094, additional Office 6094/043 461230, Orenburgskaya oblast, Aleksandrovskyi district, village Aleksandrovka, Roshchepkina str., 21	No number of 02.12.02	02.12.2002	Income account	40702810246330100301
241	SAVINGS BANK	Sharlykskoe BSB 4236, additional Office 4236/029 461780, Orenburgskaya oblast, Ponomarevskyi district, village Ponomarevka, Sovietskaya str., 26	№155 of 02.12.02	02.12.2002	Income account	40702810546160100213

242	Vnesttorgbank	Penza, Moskovskaya str., 9	No number of 29.11.2002	29.11.2002	Settlement account	40702810622000000753
	branch					
243	City's Bank "Tarkhany"	Penza, Volodarskogo str., 58	No number of 29.11.2002	29.11.2002	Settlement account	40702810500000001106
244	City's Bank "Tarkhany" , Zarechenskyi additional office	Penza-19, Zarechnaya str., 1	No number of 29.11.2002	29.11.2002	Subsettlement account	40702810008000000007
245	City's Bank "Tarkhany"	Penza, Volodarskogo str., 58	№ 1120 of 29.11.2002	29.11.2002	Settlement account	40702810900000001120
247	RF Savings Bank, Penzenskoe BSB № 8624	Penza, Suvorova str., 81	No number of 29.11.2002	29.11.2002	Settlement account	40702810748000112957
248	RF Savings Bank, Vadinskyi additional office №34 of Zemetchinskogo BSB № 3828	Village Vadinsk, Lenin sq.,	No number of 29.11.2002	29.11.2002	Subsettlement account	40702810548080110030
249	RF Savings Bank, Belinskyi additional office № 52 of Kamenskogo BSB № 4285	Belinskyi town, Komsomolskaya sq., 12	No number of 29.11.2002	29.11.2002	Subsettlement account	40702810848230110108
250	RF Savings Bank, tamalinskoe BSB № 4001	Settlement Tamala, Sovietskaya str., 22	No number of 29.11.2002	29.11.2002	Subsettlement account	40702810148050100098
251	RF Savings Bank,	Pachelma town, Kirova	No number	29.11.2002	Subsettlement	40702810948230101062

	Pachelmskyi additional office № 73	str., 30	of 29.11.2002		account	
252	RF Savings Bank, Narovchatovskyi additional office of Nizhnemolovskogo BSB № 4291	Village Narovchat, Sovietskaya str., 29	No number of 29.11.2002	29.11.2002	Subsettlement account	40702810948290108050
253	RF Savings Bank, Bednodemiayanovskyi additional office № 49 of Nizhnemolovskogo BSB № 4291	Bednodemiyanovsk town, Proletarskaya str., 77	No number of 29.11.2002	29.11.2002	Subsettlement account	40702810648290107063
254	RF Savings Bank, Nizhnelomovskoe BSB № 4291	Nizhny Lomov town, Lenin str., 52	No number of 29.11.2002	29.11.2002	Subsettlement account	40702810048290100136
255	RF Savings Bank, Bashmakovskoe BSB № 4282	Settlement Bashmakovo, March 8 str., 10	No number of 29.11.2002	29.11.2002	Subsettlement account	40702810448210100091
256	RF Savings Bank, Kamenskoe BSB № 4285	Kamenka town, Tsentralnaya str., 14	No number of 29.11.2002	29.11.2002	Subsettlement account	40702810848230100422
257	RF Savings Bank, Kamenskoe BSB № 4285	Kamenka town, Tsentralnaya str., 14	No number of 29.11.2002	29.11.2002	Settlement account	40702810148230100423
258	RF Savings Bank, Zemetchinskoe BSB № 3828	Settlement Zemetchino, Lenin str., 169	No number of 29.11.2002	29.11.2002	Subsettlement account	40702810848080100106
259	RF Savings Bank, Kuznetskoe BSB № 8153	Kuznetsk town, Steklovskaya str., 89	No number of 29.11.2002	29.11.2002	Checking account	40702810748100100429
260	RF Savings Bank, Kuznetskoe BSB № 8153	Kuznetsk town, Steklovskaya str., 89	No number of 29.11.2002	29.11.2002	Settlement account	40702810448100100428
261	RF Savings Bank, Additional Office № 80 of Kuznetskogo	Sosnovoborsk town, Frunze str., 21a	No number of	29.11.2002	Checking account	40702810548100107046

	BSB № 8153		29.11.2002			
262	RF Savings Bank, Kameshkirskoe BSB № 4276	Settlement Kameshkir, Radishcheva str., 3	No number of 29.11.2002	29.11.2002	Checking account	40702810848170100061
263	RF Savings Bank, Additional Office № 069 of Kuznetskogo BSB № 8153	Village Neverkino, Komsomolskaya str., 25	No number of 29.11.2002	29.11.2002	Checking account	40702810748170105056
264	RF Savings Bank, Additional Office № 14 of Kameshkirskogo BSB № 4276	Village Lopatino, Pionerskaya str., 37	No number of 29.11.2002	29.11.2002	Checking account	40702810048100105056
265	RF Savings Bank, Nikolskoe BSB № 4278	Nikolsk town, Chaikovskogo str., 2	No number of 29.11.2002	29.11.2002	Checking account	40702810748190100141
266	RF Savings Bank, Gorodishchenskoe BSB № 4281	Gorodishche town, Moskovskaya str., 76	No number of 29.11.2002	29.11.2002	Checking account	40702810948200100239
267	RF Savings Bank, Penzenskoe BSB № 8624	Penza, Suvorova str., 81	No number of 29.11.2002	29.11.2002	Settlement account	40702810348000112962
268	RF Savings Bank, Penzenskoe BSB № 8624	Penza, Suvorova str., 81	No number of 29.11.2002	29.11.2002	Settlement account	40702810748000112960
269	RF Savings Bank, Penzenskoe BSB № 8624	Penza, Suvorova str., 81	No number of 29.11.2002	29.11.2002	Settlement account	40702810348000112959
270	RF Savings Bank, Serdobskoe BSB № 4000	Serdobsk town, Pushkina str., 26	No number of 29.11.2002	29.11.2002	Subsettlement account	40702810848030100677
271	RF Savings Bank, Additional Office of Tamalinskogo BSB № 4001/016	Settlement Bekovo, Vokzalnaya str., 11	No number of 29.11.2002	29.11.2002	Subsettlement account	40702810048050100664
272	RF Savings Bank, Bessonovskoe BSB № 8459	Village Bessonovka, Nagornaya str., 12a	No number of	29.11.2002	Subsettlement account	40702810748110100202

			29.11.2002			
273	RF Savings Bank, Luninskoe BSB № 4288	Settlement Lunino, Kooperativnaya str., 47	No number of 29.11.2002	29.11.2002	Subsettlement account	40702810948260100101
274	RF Savings Bank, Additional Office № 19 of Shemysheiskogo BSB № 4277	Village Kondol, Shkolnaya str., 1	No number of 29.11.2002	29.11.2002	Subsettlement account	40702810248180101061
275	RF Savings Bank, Additional Office of Luninskogo BSB № 4288/48	Settlement Issa, Cherokmanova str., 23a	No number of 29.11.2002	29.11.2002	Subsettlement account	40702810848260105057
276	RF Savings Bank, Kolyshleiskoe BSB № 3996	Settlement Kolyshlei, Sovietskaya str., 22	No number of 29.11.2002	29.11.2002	Subsettlement account	40702810348330100123
277	RF Savings Bank, Shemysheiskoe BSB № 4277	Settlement Shemysheika, Lenin str., 73	No number of 29.11.2002	29.11.2002	Subsettlement account	40702810148180100065
278	RF Savings Bank, M.Serdobinskoe BSB № 4014	Village M.Serdoba, Leninskaya str., 41	No number of 29.11.2002	29.11.2002	Subsettlement account	40702810948060100068
279	RF Savings Bank, Mokshanskoe BSB № 4289	Settlement Mokshan, Penzenskaya str., 7	No number of 29.11.2002	29.11.2002	Subsettlement account	40702810648270100161
280	RF Savings Bank, Penzenskoe BSB № 8624	Penza, Suvorova str., 81	No number of 29.11.2002	29.11.2002	Settlement account	40702810448000111180
281	RF Savings Bank, Penzenskoe BSB № 8624	Penza, Suvorova str., 81	No number of 29.11.2002	29.11.2002	Settlement account	40702810048000112961
282	RF Savings Bank, Penzenskoe BSB № 8624	Penza, Suvorova str., 81	No number of 29.11.2002	29.11.2002	Settlement account	40702810848000112954

283	Povolzhskyi Bank of Russia's Savings Bank	Neftegorskoe BSB 7914, Neftegorsk town, ITN 7707083893/ 635002001,446600 Samarskaya oblast, Neftegorsk town, Pobedy avenue, 9a, correspondent account 30101810200000000607, BIN - 043601607	1/01/10/2002-2	01.10.2002	Settlement account	40702810054070101210
284	Povolzhskyi Bank of Russia's Savings Bank	Neftegorskoe BSB 7914, Neftegorsk town, ITN 7707083893/ 635002001,446600 Samarskaya oblast, Neftegorsk town, Pobedy avenue, 9a, correspondent account 30101810200000000607, BIN - 043601607	1/01/10/2002-1	01.10.2002	Settlement account	40702810454070101205
285	Povolzhskyi Bank of Russia's Savings Bank	Samarskoe BSB 28, Samara, ITN 7707083893/631002003, 443001 Samara, Samarskaya str., 207, correspondent account 30101810200000000607, BIN 043601607	№ 4368 of 15.12.2002	15.12.2002	Settlement account	40702810854110104403

286	Povolzhskyi Bank of Russia's Savings Bank	Novokuibyshevskoe department 7723, Novokuibyshevsk town, 446218, Samarskaya oblast, Novokuibyshevsk town, Dzerzhinskogo str., 29, ITN 7707083893/633001001, BIN - 043601607, correspondent account 30101810200000000607	№ 360 of 2.10.2002	02.10.2002	Settlement account	40702810654090101360
287	Povolzhskyi Bank of Russia's Savings Bank	Novokuibyshevskoe department 7723, Novokuibyshevsk town, 446218, Samarskaya oblast, Novokuibyshevsk town, Dzerzhinskogo str., 29, ITN 7707083893/633001001, BIN - 043601607, correspondent account 30101810200000000607	№ 361 of 2.10.2002	02.10.2002	Settlement account	40702810954090101361
288	Povolzhskyi Bank of Russia's Savings Bank	Otradnenskoe BSB 7802, Otradnyi town, BIN - 043601607, correspondent account 30101810200000000607, ITN - 7707083893/634002001,	№ 156 of 02.10.2002	05.09.2002	Settlement account	40702810154030100766

		446300, Samarskaya oblast, Otradnyi town, Pervomaiskaya str., 32				
289	Povolzhskyi Bank of Russia's Savings Bank	Otradnenskoe BSB 7802, Otradnyi town, BIN - 043601607, correspondent account 30101810200000000607, ITN - 7707083893/634002001, 446300, Samarskaya oblast, Otradnyi town, Pervomaiskaya str., 32	№155 of 02.10.2002	05.09.2002	Settlement account	40702810854030100765
290	Povolzhskyi Bank of Russia's Savings Bank	Pokhvistnevskoe BSB № 4244 Pokhvistnevo town, 446450, Samarskaya oblast, Pokhvistnevo town, Vasilieva str., 6, ITN 7707083893/635702001, BIN 043601607 Correspondent account 30101810200000000607	№106 of 02.10.2002	02.10.2002	Settlement account	40702810354150100404
291	Povolzhskyi Bank of Russia's Savings Bank	Pokhvistnevskoe BSB № 4244 Pokhvistnevo town, 446450, Samarskaya oblast, Pokhvistnevo	№106 a of 02.10.2002	02.10.2002	Settlement account	40702810054150100403

		town, Vasilieva str., 6, ITN 7707083893/635702001, BIN 043601607 Correspondent account 30101810200000000607				
292	Povolzhskyi Bank of Russia's Savings Bank	Segievskyi BSB № 4245, Sergievsk town, 446540, Samarskaya oblast, Sergievsk town, Sovietskaya str., 33, ITN 7707083893/638101001, Correspondent account 30101810200000000607 BIN 043601607	№ 365 of 30.10.2002	30.10.02	Settlement account	40702810654160100330
293	Povolzhskyi Bank of Russia's Savings Bank	Segievskyi BSB № 4245, Sergievsk town, 446540, Samarskaya oblast, Sergievsk town, Sovietskaya str., 33, ITN 7707083893/638101001, Correspondent account 30101810200000000607 BIN 043601607	№ 366 of 30.10.2002	30.10.02	Settlement account	40702810954160100331

294	Povolzhskyi Bank of Russia's Savings Bank	Tsentralnoe BSB 4257, Tolliayatti town,445019, Samarskaya oblast, Tolliayatti town, Lenin str., 87 ITN 7707083893/632002002, correspondent account 30101810200000000607, BIN - 043601607	№ 398 of 02.10.2002	02.09.2002	Settlement account	40702810454280102777
295	Povolzhskyi Bank of Russia's Savings Bank	Tsentralnoe BSB 4257, Tolliayatti town,445019, Samarskaya oblast, Tolliayatti town, Lenin str., 87 ITN 7707083893/632002002, correspondent account 30101810200000000607, BIN - 043601607	№ 397 of 02.10.2002	02.09.2002	Settlement account	40702810154280102776
296	Povolzhskyi Bank of Russia's Savings Bank	Chapaevskoe BSB 4259, Chapaevsk town, 446100, Samarskaya oblast, Chapaevsk town, Oktyabrskaya str., 10—A ITN 7707083893/633502001, Correspondent account	№ 2002-41 of 03.10.2002	03.10.2002	Settlement account	40702810054300100266

		30101810200000000607, BIN 043601607				
297	Povolzhskyi Bank of Russia's Savings Bank	Chapaevskoe BSB 4259, Chapaevsk town, 446100, Samarskaya oblast, Chapaevsk town, Oktyabrskaya str., 10—A ITN 7707083893/633502001, Correspondent account 30101810200000000607, BIN 043601607	№ 2002-42 of 03.10.2002	03.10.2002	Settlement account	40702810654300100268
298	Povolzhskyi Bank of Russia's Savings Bank	Syzranskoe BSB № 113, Syzran town, 446001, Samarskaya oblast, Syzran town, Sovietskaya str., 42 ITN 7707083893/632502001, Correspondent account 30101810200000000607, BIN 043601607	№2338/1 of 02.10.2002	01.10.2002	Settlement account	40702810254050101603
299	Povolzhskyi Bank of Russia's Savings Bank	Syzranskoe BSB № 113, Syzran town, 446001, Samarskaya oblast, Syzran town, Sovietskaya str., 42 ITN	№2338 of 02.10.2002	01.10.2002	Settlement account	40702810554050101604

		7707083893/63250200 1, Correspondent account 30101810200000000060 7, BIN 043601607				
300	Povolzhskyi Bank of Russia's Savings Bank	Samarskoe BSB 28, Samara, ITN 7707083893/63100200 3, 443001, Samara, Samarskaya str., 207, correspondent account 30101810200000000060 7, BIN 043601607	№ 4366 of 05.12.2002	27.09.2002	Settlement account	40702810154110104404
301	Povolzhskyi Bank of Russia's Savings Bank	Samarskoe BSB 28, Samara, ITN 7707083893/63100200 3, 443001, Samara, Samarskaya str., 207, correspondent account 30101810200000000060 7, BIN 043601607	№ 4367 of 05.12.2002	27.09.2002	Settlement account	40702810454110104405
302	Povolzhskyi Bank of Russia's Savings Bank	Samarskoe BSB 28, Samara, ITN 7707083893/63100200 3, 443001, Samara, Samarskaya str., 207, correspondent account 30101810200000000060 7, BIN 043601607	№ 4370 of 10.12.2002	10.12.2002	Settlement account	40702810554110104499

303	OJSC "National Trading bank" Tolliayatti town	445703 Samarskaya oblast, Tolliayatti town, Komsomolskaya str., 88 correspondent account 30101810600000000801, BIN 043678801, ITN 6317025848/632001001	315/02 of 06.12.2002	05.12.2002	Settlement account	40702810200000003673
304	OJSC "National Trading bank" Tolliayatti town	445703 Samarskaya oblast, Tolliayatti town, Komsomolskaya str., 88 correspondent account 30101810600000000801, BIN 043678801, ITN 6317025848/632001001	№ 017 of 06.12.2002	05.12.2002	Currency checking account	40702840500000003673
305	OJSC "National Trading bank" Tolliayatti town	445703 Samarskaya oblast, Tolliayatti town, Komsomolskaya str., 88 correspondent account 30101810600000000801, BIN 043678801, ITN 6317025848/632001001	№ 017 of 06.12.2002	05.12.2002	Currency transit account	40702840500990003673
306	OJSC "National Trading bank" Tolliayatti town	445703 Samarskaya oblast, Tolliayatti town, Komsomolskaya str., 88	№ 017 of 06.12.2002	05.12.2002	Special currency transit account	40702840400980003673

		correspondent account 30101810600000000801, BIN 043678801, ITN 6317025848/632001001				
307	OJSC "National Trading bank" Tolliayatti town	445703 Samarskaya oblast, Tolliayatti town, Komsomolskaya str., 88 correspondent account 30101810600000000801, BIN 043678801, ITN 6317025848/632001001	№ 018 of 06.12.2002	05.12.2002	Currency checking account	40702978100000003673
308	OJSC "National Trading bank" Tolliayatti town	445703 Samarskaya oblast, Tolliayatti town, Komsomolskaya str., 88 correspondent account 30101810600000000801, BIN 043678801, ITN 6317025848/632001001	№ 018 of 06.12.2002	05.12.2002	Currency transit account	40702978100990003673
309	OJSC "National Trading bank" Tolliayatti town	445703 Samarskaya oblast, Tolliayatti town, Komsomolskaya str., 88 correspondent account 30101810600000000801, BIN 043678801, ITN	№ 018 of 06.12.2002	05.12.2002	Special currency transit account	40702978000980003673

		6317025848/63200100 1				
310	Vneshtorgbank, Moscow	Branch of Bank of External Trade (OJSC) in Samara, 443002, Samara, Novo-Sadovaya str., 11 ITN 7702070139/63100200 1, correspondent account 30101810000000000098 5, BIN 043602985	№ 1024 of 10.12.2002	10.12.2002	Special currency transit account	40702978820002001189
311	Vneshtorgbank, Moscow	Branch of Bank of External Trade (OJSC) in Samara, 443002, Samara, Novo-Sadovaya str., 11 ITN 7702070139/63100200 1, correspondent account 30101810000000000098 5, BIN 043602985	№ 1024 of 10.12.2002	10.12.2002	Currency transit account	40702978820002001188
312	Vneshtorgbank, Moscow	Branch of Bank of External Trade (OJSC) in Samara, 443002, Samara, Novo-Sadovaya str., 11 ITN 7702070139/63100200 1, correspondent	№ 1024 of 10.12.2002	10.12.2002	Currency checking account	40702978620000001187

		account 30101810000000000985, BIN 043602985				
313	Vneshtorgbank, Moscow	Branch of Bank of External Trade (OJSC) in Samara, 443002, Samara, Novo-Sadovaya str., 11 ITN 7702070139/631002001, correspondent account 30101810000000000985, BIN 043602985	№ 1023 of 10.12.2002	10.12.2002	Settlement account	40702810420000001186
314	Povolzhskyi Bank of Russia's Savings Bank	Samarskoe BSB 28, Samara, ITN 7707083893/631002003, 443001, Samara, Samarskaya str., 207, correspondent account 30101810200000000607, BIN 043601607	№ 212 of 27.12.2002	27.12.2002	Currency checking account	40702840954110100212
315	Povolzhskyi Bank of Russia's Savings Bank	Samarskoe BSB 28, Samara, ITN 7707083893/631002003, 443001, Samara, Samarskaya str., 207, correspondent account 30101810200000000607, BIN 043601607	№ 212 of 27.12.2002	27.12.2002	Currency transit account	40702840854110200212

316	Povolzhskyi Bank of Russia's Savings Bank	Samarskoe BSB 28, Samara, ITN 7707083893/631002003, 443001, Samara, Samarskaya str., 207, correspondent account 30101810200000000607, BIN 043601607	№ 212 of 27.12.2002	27.12.2002	Currency special transit account	40702840754110300212
317	Povolzhskyi Bank of Russia's Savings Bank	Samarskoe BSB 28, Samara, ITN 7707083893/631002003, 443001, Samara, Samarskaya str., 207, correspondent account 30101810200000000607, BIN 043601607	№ 212 of 27.12.2002	27.12.2002	Currency checking account	40702978554110100212
318	Povolzhskyi Bank of Russia's Savings Bank	Samarskoe BSB 28, Samara, ITN 7707083893/631002003, 443001, Samara, Samarskaya str., 207, correspondent account 30101810200000000607, BIN 043601607	№ 212 of 27.12.2002	27.12.2002	Currency transit account	40702978454110200212
319	Povolzhskyi Bank of Russia's Savings Bank	Samarskoe BSB 28, Samara, ITN 7707083893/631002003, 443001, Samara, Samarskaya str., 207, correspondent account	№ 212 of 27.12.2002	27.12.2002	Currency special transit account	40702978354110300212

		30101810200000000607, BIN 043601607				
320	Povolzhskyi Bank of Russia's Savings Bank	Samarskoe BSB 28, Samara, ITN 7707083893/631002003, 443001, Samara, Samarskaya str., 207, correspondent account 30101810200000000607, BIN 043601607	№ 73 of 13.01.2003	13.01.2003	Settlement account	40702810654110400006

321	OJSC Russia's Savings Bank	Atkarskoe BSB № 4013 ITN/CPP 7707083893/643802001 BIN 046311649 corr/acc.30101810500000000649	337 of 02.12.02	02.12.02.	Transit account	40702810056050110096
322	OJSC Russia's Savings Bank	Atkarskoe BSB № 4013 ITN/CPP 7707083893/643802001 BIN 046311649 corr/acc.30101810500000000649	338 of 02.12.02	02.12.02.	Checking account	40702810356050110097
323	OJSC Russia's Savings Bank	Rtishchevskoe BSB № 3998/044 ITN/CPP 7707083893/644602001 BIN 046311649 corr/acc.30101810500000000649	80E/2002 of 29.11.02	29.11.2002	Checking account	40702810256440120056

324	OJSC Russia's Savings Bank	Rtishchevskoe BSB № 3998/044 ITN/CPP 7707083893/644602001 BIN 046311649 corr/acc.30101810500000000649	79E/2002 of 29.11.02	29.11.2002	Settlement account	40702810956440120055
325	OJSC Russia's Savings Bank	Tatishchevskoe BSB № 4019 ITN/CPP 7707083893/643402001 BIN 046311649 corr/acc.30101810500000000649	40702/171 of 29.11.02	29.11.2002	Checking account	40702810456080100171
326	OJSC Russia's Savings Bank	Tatishchevskoe BSB № 4019 ITN/CPP 7707083893/643402001 BIN 046311649 corr/acc.30101810500000000649	40702/172 of 29.11.02	29.11.2002	Checking account	40702810756080100172
327	OJSC Russia's Savings Bank	Petrovskoe BSB № 3958 ITN/CPP 7707083893/644402001 BIN 046311649 corr/acc.30101810500000000649	No number of 02.12.02	02.12.2002	Settlement account	40702810456230110160
328	OJSC Russia's Savings Bank	Petrovskoe BSB № 3958 ITN/CPP 7707083893/644402001 BIN 046311649	No number of 02.12.02	02.12.2002	Settlement account	40702810056230110159

		corr/acc.301018105000 00000649				
329	OJSC Russia's Savings Bank	Karabulakskoe BSB № 3961 ITN/CPP 7707083893/64043000 1 BIN 046311649 corr/acc.301018105000 00000649	84 of 02.12.02	02.12.2002	Checking account	40702810256250100224
330	OJSC Russia's Savings Bank	Karabulakskoe BSB № 3961 ITN/CPP 7707083893/64043000 1 BIN 046311649 corr/acc.301018105000 00000649	85 of 02.12.02	02.12.2002	Settlement account	40702810556250100225
331	OJSC Russia's Savings Bank	Balakovskoe BSB № 3960 ITN/CPP 7707083893/64390200 1 BIN 046311649 corr/acc.301018105000 00000649	40702/1386 of 02.12.02	02.12.2002	Subsettlement account	40702810556240101386
332	OJSC Russia's Savings Bank	Balakovskoe BSB № 3960 ITN/CPP 7707083893/64390200 1 BIN 046311649 corr/acc.301018105000 00000649	40702/1387 of 02.12.02	02.12.2002	Settlement account	40702810856240101387
333	OJSC Russia's Savings Bank	Dukhovnitskoe BSB № 3969 ITN/CPP 7707083893/64113000	15 of 02.12.02	03.12.2002	Settlement account	40702810356300100100

		1 BIN 046311649 corr/acc.30101810500000000649				
334	OJSC Russia's Savings Bank	Dukhovnitskoe BSB № 3969 ITN/CPP 7707083893/641130001 BIN 046311649 corr/acc.30101810500000000649	14 of 02.12.02	03.12.2002	Transit account	40702810056300100099
335	OJSC Russia's Savings Bank	Pugachevskoe BSB № 3973 ITN/CPP 7707083893/644504001 BIN 046311649 corr/acc.30101810500000000649	No number of 29.11.02	29.11.2002	Settlement account	40702810756340102111
336	OJSC Russia's Savings Bank	Pugachevskoe BSB № 3973 ITN/CPP 7707083893/644504001 BIN 046311649 corr/acc.30101810500000000649	No number of 29.11.02	29.11.2002	Subsettlement account	40702810056340102112
337	OJSC Russia's Savings Bank	Khvalynskoe BSB № 3965 ITN/CPP 7707083893/644802001 BIN 046311649 corr/acc.30101810500000000649	52 of 02.12.02	02.12.2002	Checking account	40702810756260100125
338	OJSC Russia's Savings Bank	Khvalynskoe BSB № 3965 ITN/CPP 7707083893/644802001 BIN 046311649 corr/acc.30101810500000000649	53 of 02.12.02	09.12.2002	Checking account	40702810456260100124

339	CJSC Commercial Bank Volgoinvestbank	CJSC Commercial Bank Volgoinvestbank ITN/CPP 645028248/644701001 BIN 046311817 corr/acc.30101810400000000817	934 of 28.11.02	28.11.2002	Settlement account	40702810100000001129
340	CJSC Commercial Bank Volgoinvestbank	CJSC Commercial Bank Volgoinvestbank ITN/CPP 645028248/644701001 BIN 046311817 corr/acc.30101810400000000817	942 of 02.12.02	02.12.2002	Settlement account	40702810200000011129
341	OJSC Russia's Savings Bank	Rtishchevskoe BSB № 3998 ITN/CPP 7707083893/644602001 BIN 046311649 corr/acc.30101810500000000649	77 of 29.11.02	29.11.2002	Checking account	40702810456440100106
342	OJSC Russia's Savings Bank	Rtishchevskoe BSB № 3998 ITN/CPP 7707083893/644602001 BIN 046311649 corr/acc.30101810500000000649	77 of 29.11.02	29.11.2002	Expense account	40702810456440100105
343	OJSC Russia's Savings Bank	Arkadakskoe BSB № 3993 ITN/CPP 7707083893/644202001 BIN 046311649 corr/acc.30101810500000000649	No number of 02.12.02	02.12.2002	Checking account	40702810456410100301

344	OJSC Russia's Savings Bank	Balashovskoe BSB № 3994/090 ITN/CPP 7707083893/64400200 1 BIN 046311649 corr/acc.301018105000 00000649	881 of 02.12.02	02.12.2002	Transit account	40702810156420110568
345	OJSC Russia's Savings Bank	Arkadakskoe BSB № 3993/032 ITN/CPP 7707083893/64350100 1 BIN 046311649 corr/acc.301018105000 00000649	No number of 02.12.02	02.12.2002	Checking account	40702810756410100302
346	OJSC Russia's Savings Bank	Balashovskoe BSB № 3994/077 ITN/CPP 7707083893/64400200 1 BIN 046311649 corr/acc.301018105000 00000649	880 of 02.12.02	02.12.2002	Transit account	40702810856420110567
347	OJSC Russia's Savings Bank	Volskoe BSB № 242 ITN/CPP 7707083893/64410200 1 BIN 046311649 corr/acc.301018105000 00000649	126 of 29.11.02	29.11.2002	Settlement account	40702810156200110335
348	OJSC Russia's Savings Bank	Volskoe BSB № 242 ITN/CPP 7707083893/64410200 1 BIN 046311649 corr/acc.301018105000 00000649	125 of 29.11.02	29.11.2002	Checking account	40702810856200110334
349	OJSC Russia's Savings Bank	Ershovskoe BSB № 3967 ITN/CPP 7707083893/64130200 1 BIN 046311649	38 of 02.12.02	02.12.2002	Checking account	40702810056280100106

		corr/acc.30101810500000000649				
350	OJSC Russia's Savings Bank	Ershovskoe BSB № 3967 ITN/CPP 7707083893/641302001 BIN 046311649 corr/acc.30101810500000000649	37 of 02.12.02	02.12.2002	Settlement account	40702810756280100105
351	OJSC Russia's Savings Bank	Dergachevskoe BSB № 3968/021 ITN/CPP 7707083893/642330001 BIN 046311649 corr/acc.30101810500000000649	47 of 02.12.02	02.12.2002	Checking account	40702810856290101078
352	OJSC Russia's Savings Bank	Dergachevskoe BSB № 3968 ITN/CPP 7707083893/641002001 BIN 046311649 corr/acc.30101810500000000649	46 of 02.12.02	02.12.2002	Checking account	40702810256290100093
353	OJSC Russia's Savings Bank	Kalininskoe BSB № 3956 ITN/CPP 7707083893/641502001 BIN 046311649 corr/acc.30101810500000000649	289 of 29.11.02	29.11.2002	Settlement account	40702810656210100165
354	OJSC Russia's Savings Bank	Kalininskoe BSB № 3956 ITN/CPP 7707083893/641502001 BIN 046311649 corr/acc.30101810500000000649	290 of 29.11.02	29.11.2002	Subaccount	40702810956210100166

355	OJSC Russia's Savings Bank	Kalininskoe BSB № 3956 ITN/CPP 7707083893/64150200 1 BIN 046311649 corr/acc.30101810500000000649	291 of 29.11.02	29.11.2002	Subaccount	40702810256210100167
356	OJSC Russia's Savings Bank	Krasnoarmeiskoe BSB № 4028 ITN/CPP 7707083893/64420200 1 BIN 046311649 corr/acc.30101810500000000649	40702/122 of 29.11.02	29.11.2002	Settlement account	40702810856140110122
357	OJSC Russia's Savings Bank	Krasnoarmeiskoe BSB № 4028 ITN/CPP 7707083893/64420200 1 BIN 046311649 corr/acc.30101810500000000649	40702/123 of 29.11.02	29.11.2002	Checking account	40702810156140110123
358	OJSC Russia's Savings Bank	Krasnokutskoe BSB № 4029 ITN/CPP 7707083893/64170500 1 BIN 046311649 corr/acc.30101810500000000649	No number of 27.11.02	29.11.2002	Settlement/ income account	40702810556150100228
359	OJSC Russia's Savings Bank	Krasnokutskoe BSB № 4029 ITN/CPP 7707083893/64170500 1 BIN 046311649 corr/acc.30101810500000000649	No number of 27.11.02	29.11.2002	Settlement/ income account	40702810856150100229
360	OJSC Russia's Savings Bank	Krasnokutskoe BSB № 4029/046 ITN/CPP 7707083893/64170500 1 BIN 046311649	407.02.114 of 29.11.02	29.11.2002	Settlement account	40702810756150111114

		corr/acc.30101810500000000649				
361	OJSC Russia's Savings Bank	Novouzenskoe BSB № 3966 ITN/CPP 7707083893/642202001 BIN 046311649 corr/acc.30101810500000000649	40 of 02.12.02	02.12.2002	Checking account	40702810056270100116
362	OJSC Russia's Savings Bank	Novouzenskoe BSB № 3966/027 ITN/CPP 7707083893/642202001 BIN 046311649 corr/acc.30101810500000000649	41 of 02.12.02	02.12.2002	Checking account	40702810656270110072
363	OJSC Russia's Savings Bank	Pugachevskoe BSB № 3973 ITN/CPP 7707083893/644504001 BIN 046311649 corr/acc.30101810500000000649	No number of 02.12.02	02.12.2002	Transit account	40702810656340100310
364	OJSC Russia's Savings Bank	Pugachevskoe BSB № 3973 ITN/CPP 7707083893/644504001 BIN 046311649 corr/acc.30101810500000000649	No number of 02.12.02	02.12.2002	Settlement account	40702810256340100309
365	OJSC Russia's Savings Bank	Perelyubskoe BSB № 3970 ITN/CPP 7707083893/642402001 BIN 046311649 corr/acc.30101810500000000649	96 of 06.12.02	06.12.2002	Checking account	40702810356310100129

366	OJSC Russia's Savings Bank	Engelskoe BSB № 130 ITN/CPP 7707083893/64490200 1 BIN 046311649 corr/acc.30101810500000000649	No number of 29.11.02	29.11.2002	Settlement account	40702810056170101134
367	OJSC Russia's Savings Bank	Engelskoe BSB № 130 ITN/CPP 7707083893/64490200 1 BIN 046311649 corr/acc.30101810500000000649	No number of 29.11.02	29.11.2002	Settlement account	40702810756170101133
368	OJSC Russia's Savings Bank	Krasnokutskoe BSB № 4029/057 ITN/CPP 7707083893/64170500 1 BIN 046311649 corr/acc.30101810500000000649	No number of 29.11.02	29.11.2002	Settlement account	40702810456150102054
369	OJSC Russia's Savings Bank	Ershovskoe BSB № 3967/047 ITN/CPP 7707083893/64130200 1 BIN 046311649 corr/acc.30101810500000000649	No number of 02.12.02	02.12.2002	Checking account	40702810056280101066
370	OJSC Russia's Savings Bank	Marksovskoe BSB № 4026 ITN/CPP 7707083893/64430200 1 BIN 046311649 corr/acc.30101810500000000649	No number of 29.11.02	29.11.2002	Checking account	40702810856120100181
371	OJSC Russia's Savings Bank	Sovietskoe BSB № 4034 ITN/CPP 7707083893/64330200 1 BIN 046311649	No number of 29.11.02	29.11.2002	Settlement account	40702810456190100090

		corr/acc.30101810500000000649				
372	OJSC Russia's Savings Bank	Engelskoe BSB № 130 ITN/CPP 7707083893/644902001 BIN 046311649 corr/acc.30101810500000000649	338 of 29.11.02	29.11.2002	Settlement account	40702810456170101132
373	OJSC Russia's Savings Bank	Engelskoe BSB № 130 ITN/CPP 7707083893/644902001 BIN 046311649 corr/acc.30101810500000000649	337 of 29.11.02	29.11.2002	Settlement account	40702810156170101131
374	OJSC Russia's Savings Bank	Saratovskoe BSB № 8622 ITN/CPP 7707083893/644702003 BIN 046311649 corr/acc.30101810500000000649	2135 of 02.12.02	02.12.2002	Settlement account	40702810756020101526
375	OJSC Russia's Savings Bank	Saratovskoe BSB № 8622 ITN/CPP 7707083893/644702003 BIN 046311649 corr/acc.30101810500000000649	2136 of 02.12.02	02.12.2002	Settlement account	40702810056020101527
376	OJSC Russia's Savings Bank	Saratovskoe BSB № 8622 ITN/CPP 7707083893/644702003 BIN 046311649 corr/acc.30101810500000000649	1168 of 24.10.02	24.10.2002	Settlement account	40702810756020101500

377	OJSC Russia's Savings Bank	Saratovskoe BSB № 8622 ITN/CPP 7707083893/644702003 BIN 046311649 corr/acc.30101810500000000649	1167 of 21.10.02	21.10.2002	Checking currency account	40702978856030100210
378	OJSC Russia's Savings Bank	Saratovskoe BSB № 8622 ITN/CPP 7707083893/644702003 BIN 046311649 corr/acc.30101810500000000649	1167 of 21.10.02	21.10.2002	Transit currency account	40702978756030200210
379	OJSC Russia's Savings Bank	Saratovskoe BSB № 8622 ITN/CPP 7707083893/644702003 BIN 046311649 corr/acc.30101810500000000649	1167 of 21.10.02	21.10.2002	Special transit currency account	40702978656030300210
380	CJSC Commercial Bank Volgoinvestbank	CJSC Commercial Bank Volgoinvestbank ITN/CPP 645028248/644701001 BIN 046311817 corr/acc.30101810400000000817	895 of 22.10.02	22.10.2002	Settlement account	40702810100000001080
381	CJSC Commercial Bank Volgoinvestbank	CJSC Commercial Bank Volgoinvestbank ITN/CPP 645028248/644701001 BIN 046311817 corr/acc.30101810400000000817	No number of 22.10.02	22.10.2002	Settlement account	40702810200000011080

382	CJSC Commercial Bank Volgoinvestbank	CJSC Commercial Bank Volgoinvestbank ITN/CPP 645028248/644701001 BIN 046311817 corr/acc.30101810400000000817	No number of 02.12.02	02.12.2002	Checking currency account	40702978000000001080
383	CJSC Commercial Bank Volgoinvestbank	CJSC Commercial Bank Volgoinvestbank ITN/CPP 645028248/644701001 BIN 046311817 corr/acc.30101810400000000817	No number of 02.12.02	02.12.2002	Special transit currency account	40702978400008001080
384	CJSC Commercial Bank Volgoinvestbank	CJSC Commercial Bank Volgoinvestbank ITN/CPP 645028248/644701001 BIN 046311817 corr/acc.30101810400000000817	No number of 02.12.02	02.12.2002	Transit currency account	40702978700009001080
385	OJSC Alfa-Bank	OJSC Alfa-Bank ITN/CPP 7728168971/644702001 BIN 046311838 corr/acc. 30101810900000000838	541 of 25.11.02	25.11.2002	Settlement account	40702810200140000383

386	OJSC RF Savings Bank	Udmurtskoe department № 8618, BIN 049401601,ITN 7707083893, CPP 183502001, corr/acc.	№ 2500 of 02.12.02	02.12.2002	Settlement account in rubles	40702810268020101805

		30101810400000000601, Izhevsk city				
387	OJSC RF Savings Bank	Udmurtskoe department № 8618, BIN 049401601,ITN 7707083893, CPP 183502001, corr/acc. 30101810400000000601, Izhevsk city	№ 275 of 16.09.02	16.09.2002	Checking account in US$	40702840268020100180
388	OJSC RF Savings Bank	Udmurtskoe department № 8618, BIN 049401601,ITN 7707083893, CPP 183502001, corr/acc. 30101810400000000601, Izhevsk city	№ 275 of 16.09.02	16.09.2002	Checking account in EURO	40702978868020100180
389	Joint Stock Company Commercial Bank "C-Bank"	JSCCB "C-Bank", BIN 049401845, ITN 1831000058, CPP 183101001, corr/acc. 30101810800000000845, Izhevsk city	№ 40702810208450000332 of 02.12.02	02.12.2002	Settlement account in rubles	40702810208450000332
390	Joint Stock Company Commercial Bank "C-Bank"	JSCCB "C-Bank", BIN 049401845, ITN 1831000058, CPP 183101001, corr/acc. 30101810800000000845, Izhevsk city	№ 40702810908450000331 of 02.12.02	02.12.2002	Checking account in rubles	40702810908450000331
391	Joint Stock Company Commercial Bank "C-Bank"	JSCCB "C-Bank", BIN 049401845, ITN 1831000058, CPP 183101001, corr/acc.	№ 40702840508450000332 of 19.12.02	19.12.2002	Checking account in US$	40702840508450000332

		30101810800000000845, Izhevsk city				
392	Joint Stock Company Commercial Bank “C-Bank”	JSCCB “C-Bank”, BIN 049401845, ITN 1831000058, CPP 183101001, corr/acc. 30101810800000000845, Izhevsk city	№ 40702978108450000332 of 19.12.02	19.12.2002	Checking account in EURO	40702978108450000332
393	OJSC RF Savings Bank	Udmurtskoe department № 8618	№2501 of 02.12.2002	02.12.2002	Settlement account (in RF currency)	40702810368020101860
394	OJSC RF Savings Bank	Udmurtskoe BSB 8618 in Glazovskoe BSB 4450	177/1 of 26.12.2002	26.12.02г	Settlement/ Checking account	40702810468090100157
395	OJSC RF Savings Bank	Udmurtskoe BSB 8618 in Balezinskoe BSB 4451	393 of 25.10.02	31.10.2002	Settlement/ Checking account	40702810068100100159
396	OJSC RF Savings Bank	Udmurtskoe BSB 8618 in Igrinskoe BSB 5912/044	43 of 8.01.03	31.10.2002	Settlement/ Checking account	40702810368050120060
397	OJSC RF Savings Bank	Udmurtskoe BSB 8618 in Glazovskoe BSB office in settlement Yukamenskoe 4450/054	4 of 14.01.03	14.01.03г	Settlement/ Checking account	40702810768090101005
398	OJSC RF Savings Bank	Udmurtskoe BSB 8618 in Glazovskoe BSB add.office in Yarskoe BSB 4450/059	40472/75 of 3.12.02	3.12.02г	Settlement/ Checking account	40702810068080100075
399	OJSC RF Savings Bank	Udmurtskoe BSB 8618 Votkinskoe department 1663	N 169 of 29.11.2002	29.11.2002г.	Settlement account	40702810768140100493

400	OJSC RF Savings Bank	Udmurtskoe BSB 8618 Votkinskoe department 1663	N 95 of 29.11.2002	29.11.2002г.	Settlement account	40702810868140100610
401	Udmurtskoe BSB № 8618	Mozhginskoe department №4465 of RF Savings Bank,427760, Udmurtskaya Republic, Mozhga town, Falaleeva str., 3 phone 3-14-69	№261 of 02.12.2002	02.12.2002	Settlement account	40702810268160100261
402	Udmurtskoe BSB № 8618	Mozhginskoe department № 4465 /041 of RF Savings Bank, 427760, Udmurtskaya Republic, village Alnashy, Pionerskyi per., 3 phone 2-19-57	№116 of 02.12.2002	02.12.2002	Checking account	40702810268160100737
403	Udmurtskoe BSB № 8618	Grakhovskoe department №4466 of RF Savings Bank, 427730, Udmurtskaya Republic, village Grakhovo, Kolpakova str., 20, phone 2-19-57	№ 1 of 15.12. 2002	29.11.2002	Checking account	40702810268180100018
404	Udmurtskoe BSB № 8618	Kiznerskoe department №5989 of RF Savings Bank, 427700, Udmurtskaya Republic, settlement Kizner, Krasnaya str.,22, phone 2-12-54	№40702/72 of 02.12.2002	02.12.2002	Checking account	40702810468230100072

405	Udmurtskoe BSB № 8618	Malopurginskoe department №4462 of RF Savings Bank, 427820, Udmurtskaya Republic, village M.Purga, Pionerskaya str., 43, phone 3-13-98	№ 247 of 19.12.2002	02.12.2002	Checking account	40702810668130100105
406	Udmurtskoe BSB № 8618	Igrinskoe BSB 5912 settlement Igra, Sovietskaya str., 37	№ 46 of 29.11.2002	29.11.2002	Settlement account	40702810268050100384
407	Udmurtskoe BSB 8619	Kezskoe BSB № 4455 settlement Kez, Lenin str., 50	№ 241 of 03.12.2002	03.12.2002	Settlement account	40702810668110100073
408	Udmurtskoe BSB 8620	Igrinskoe BSB 5912/035 settlement Igra, Sovietskaya str., 37	№ 47 of 29.11.2002	29.11.2002	Settlement account	40702810068050110147
409	Udmurtskoe BSB 8621	Yakshur-Bodjinskoe BSB № 4461	№ 234 of 21.02.2002	21.02.2002	Settlement account	40702810468120100234
410	OJSC Russia's Savings Bank	Uvinskoe BSB 4482 of West-Urals Savings Bank of Russian Federation,049401601, settlement acc.30301810368000606822 in Udmurtskoe department № 8618 427260, settlement Uva, Udmurtskaya Republic, Pushkina str., 36	№ 265 of 12.02.2002	05.12.2002	Settlement account	40702810368220101136
411	Udmurtskoe BSB № 8618, Izhevsk city	Sarapulskoe BSB № 78 427960, Udmurtiya,	№ 1016 of 28.11.2002	28.11.2002	Settlement account	40702810368210100477

		Sarapul town, Azina str., 33				
412	Udmurtskoe BSB № 8618, Izhevsk city	Malopurginskoe BSB 4462, Kiyasovskyi branch 026, 427840, village Kiyasovo, Sovietskaya, 2	№ 250 of 20.12.2002	28.11.2002	Settlement account	40702810768130126034
413	Udmurtskoe BSB № 8618, Izhevsk city	Kambarskoe department № 5773, Kambarka town, Lenin str., 60	№ 225 of 29.11.2002	29.11.2002	Settlement account	40702810368200100225
414	Udmurtskoe BSB № 8618, Izhevsk city	Sarapulskoe BSB № 78/068, 427920, village Karakulino, Kamanina, 10	№ 41 of 28.11.2002	29.11.2002	Settlement account	40702810468210106054

415	JSCB "Sviyaz-bank"	Authorized branch of JSCB "Sviyaz-bank" (BIN 047308864, Corr.acc. 30101810000000000864 in Head Cash Center of Main Department of Russia's Bank in Ulyanovsk oblast, 432063, Ulyanovsk, Sovietskaya str., 19)	№ 02-178 of 02.12.2002	04.12.2002	Settlement account	40702810600230001079
416	RF Savings Bank	Ulyanovsk BSB № 8588 (BIN 047308602, Corr.acc. 30101810000000000602 in Head Cash Center of Main Department of	№ 40702/ 7226 of 05.12.2002	05.12.2002	Settlement account	40702810369020107226

		Russia's Bank in Ulyanovsk oblast, 432700, Ulyanovsk, Engels str., 15)				
417	RF Savings Bank	Ulyanovsk BSB № 8588 (BIN 047308602, Corr.acc. 30101810000000000602 in Head Cash Center of Main Department of Russia's Bank in Ulyanovsk oblast, 432700, Ulyanovsk, Engels str., 15)	№ 40702 / 7228 of 05.12.2002	05.12.2002	Settlement account	40702810969020107228
418	RF Savings Bank	- " -	№ 40702 / 7227 of 05.12.2002	05.12.2002	Subsettlement account	40702810669020107227
419	RF Savings Bank	Ulyanovsk BSB № 8588 (BIN 047308602, Corr.acc. 30101810000000000602 in Head Cash Center of Main Department of Russia's Bank in Ulyanovsk oblast, 432700, Ulyanovsk, Engels str., 15)	№ 40702 / 7225 of 05.12.2002	05.12.2002	Settlement account	40702810069020107225
420	RF Savings Bank	Ulyanovsk BSB № 8588 (BIN 047308602, Corr.acc. 30101810000000000602 in Head Cash Center of Main Department of	№ 26 of 04.12.2002	04.12.2002	Settlement account	40702810869060100107

		Russia's Bank in Ulyanovsk oblast, Baryshskoe department № 4260. 433372, Barysh town, 45-th Strelkovoi divisii str., 1- б)				
7	RF Savings Bank	- " -	№ 27 of 04.12.2002	04.12.2002	Subsettlement account	40702810169060100108
421	RF Savings Bank	Ulyanovsk BSB № 8588 (BIN 047308602, Corr.acc. 30101810000000000602 in Head Cash Center of Main Department of Russia's Bank in Ulyanovsk oblast, Dimitrovgradskoe department № 4272. 433508, Dimitrovgrad town, Gagarin str., 6)	№ 260 of 09.12.2002	10.12.2002	Settlement account	40702810669110100972
422	RF Savings Bank	- " -	№ 259 of 09.12.2002	10.12.2002	Subsettlement account	40702810969110100973
423	RF Savings Bank	Ulyanovsk BSB № 8588 (BIN 047308602, Corr.acc. 30101810000000000602 in Head Cash Center of Main Department of Russia's Bank in Ulyanovsk oblast, Inzenskoe department	№ 115343 of 05.12.2002	05.12.2002	Settlement account	40702810469070100115

		№ 4261. 433030 Inza town, Truda str., 26)				
424	RF Savings Bank	- " -	№ 115344 of 05.12.2002	05.12.2002	Subsettlement account	40702810769070100116
425	RF Savings Bank	Ulyanovsk BSB № 8588 (BIN 047308602, Corr.acc. 30101810000000000602 in Head Cash Center of Main Department of Russia's Bank in Ulyanovsk *oblast*, Ulyanovsk department № 7002. 433310 settlement Isheevka, Pervomaiskaya str.,10)	№ 258 of 11.12.2002	11.12.2002	Settlement account	40702810569030100123
426	RF Savings Bank	- " -	№ 258 of 11.12.2002	11.12.2002	Subsettlement account	40702810869030100124
427	RF Savings Bank	Ulyanovsk BSB № 8588 (BIN 047308602, Corr.acc. 30101810000000000602 in Head Cash Center of Main Department of Russia's Bank in Ulyanovsk oblast, Novospasskoe department № 4264.	№ 135 of 15.12.2002	15.12.2002	Settlement account	40702810169080001054

		433910 settlement Radishchevo, Sovietskaya, 17)				
428	RF Savings Bank	- " -	№ 136 of 15.12.2002	15.12.2002	Subsettlement account	40702810469080001055
429	JSCB “Sviyaz-bank”	Authorized Branch of JSCB “Sviyaz-bank” (BIN 047308864, Corr.acc. 30101810000000000864 in Head Cash Center of Main Department of Russia’s Bank in Ulyanovsk oblast, 432063, Ulyanovsk, Sovietskaya str., 19)	№ 02 - 180 of 05.12.2002	05.12.2002	Settlement account	40702810300230001081
430	OJSC RF Savings Bank	Chuvashskoe BSB № 8613 of RF Savings Bank, Cheboksary (Novocheboksarskoe BSB № 8102 Novocheboksarsk town) BIN 049706609 corr/acc.30101810300000000609 ITN7707083893 CPP 212402001 428900, Novocheboksarsk	N 1068 of 03.12.2002	03.12.02	Settlement account	40702810175040101068

		town, 10-th pyatiletki str., 31				
431	OJSC RF Savings Bank	Chuvashskoe BSB № 8613 of RF Savings Bank, Cheboksary town BIN 049706609 corr/acc.30101810300000000609 ITN 7707083893 CPP 212902001 428000, Cheboksary town, Moskovskyi av., 3	№2475 of 28.11.02	02.12.2002	Settlement account	40702810075020102475
432	OJSC RF Savings Bank	Chuvashskoe BSB № 8613 of RF Savings Bank, Cheboksary town BIN 049706609 corr/acc.30101810300000000609 ITN 7707083893 CPP 212902001 428000, Cheboksary town, Moskovskyi av., 3	№2474 of 02.12.2002	02.12.2002	Settlement account	40702810775020102474
433	OJSC RF Savings Bank	Chuvashskoe BSB № 8613 of RF Savings Bank, Cheboksary town BIN 049706609 corr/acc.301018103000	N 2476 of 02/12-2002	02.12.2002	Settlement account	40702810375020102476

		00000609 ITN 7707083893 CPP 212902001 428000, Cheboksary town, Moskovskyi av., 3				
434	Chuvashskyi Branch of OJSC Commercial Bank "Sviyaz-Bank"	Chuvashskyi branch of OJSC Commercial Bank "Sviyaz-Bank" BIN 049706740 corr/acc.30101810900000000740 ITN 7710301140 CPP 212802001 428000, Cheboksary town, Yaroslavskaya str., 44	N 436 of 2/12-2002	02.12.2002	Settlement account	40702810700270000436
435	OJSC RF Savings Bank	Chuvashskoe BSB № 8613 of RF Savings Bank, Cheboksary town, (Batyrevskoe BSB № 4440 village Batyrevo) BIN 049706609 corr/acc.30101810300000000609 ITN 7707083893 CPP 21030200 4429350, village Batyrevo, Lenin av., 7a	№354 of 30.11.2002	01.11.02	Settlement account	40702810675210100179

436	OJSC RF Savings Bank	Chuvashskoe BSB № 8613 of RF Savings Bank, Cheboksary town, (Batyrevskoe BSB № 4440 village Batyrevo) BIN 049706609 corr/acc.30101810300000000609 ITN 7707083893 CPP 21030200 4429350, village Batyrevo, Lenin av., 7a	№355 of 30.11.2002	01.11.02	Settlement account (capital construction)	40702810075210100180
437	OJSC RF Savings Bank	Chuvashskoe BSB № 8613 of RF Savings Bank, Cheboksary town, (Komsomolskoe BSB № 4425 village Komsomolskoe) BIN 049706609 corr/acc. 30101810300000000609 ITN 7707083893 CPP 210831001 429340, village Komsomolskoe, Sovietskaya str., 1	№211 of 30.11.2002	01.11.02	Subsettlement account	40702810375080100162
438	OJSC RF Savings Bank	Chuvashskoe BSB № 8613 of RF Savings Bank, Cheboksary town, (Shemurshinskoe BSB № 4427 village Shemursha) BIN	№281 of 30.11.2002	01.11.02	Subsettlement account	40702810975100104095

		049706609 corr/acc. 30101810300000000609 ITN 7707083893 CPP 211702001 429170, village Shemursha, Kosmovskogo str., 36				
439	OJSC RF Savings Bank	Chuvashskoe BSB № 8613 of RF Savings Bank, Cheboksary town, (Yalchikskoe BSB № 4426 village Yalchiki) BIN 049706609 corr/acc. 30101810300000000609 ITN 7707083893 CPP 212002001 429380, village Yalchiki, Ivanova str., 14	№311 of 30.11.2002	01.11.02	Subsettlement account	40702810975090000089
440	OJSC RF Savings Bank	Chuvashskoe BSB № 8613 of RF Savings Bank, Cheboksary town, (Kanashskoe BSB (branch № 7507/048 Kanash town) BIN 049706609 corr/acc.30101810300000000609 ITN7707083893 CPP212302001 429330, Kanash town,	N4070210395 of 02.12.2002	02.12.2002	Settlement account	40702810175060100395

		Pushkina str., 14				
441	OJSC RF Savings Bank	Chuvashskoe BSB № 8613 of RF Savings Bank, Cheboksary town, (Ibresinskoe BSB № 4431 settlement Ibresi) BIN 049706609 corr/acc.30101810300000000609 ITN 7707083893 CPP 210502001 429700, settlement Ibresi, Maresieva str., 32	40702166 of 03.12.2002	03.12.2002	Subsettlement account	40702810975120000166
442	OJSC RF Savings Bank	Chuvashskoe BSB № 8613 of RF Savings Bank, Cheboksary town, (Kanashskoe BSB № 7507 Yantikovovskyi district) BIN 49706609 corr/acc.30101810300000000609 ITN 7707083893 CPP 212102001 429290, village Yantikovo, Lenin av., 11	407025075 of 02.12.2002	02.12.2002	Subsettlement account	40702810775060105075

443	OJSC RF Savings Bank	Chuvashskoe BSB № 8613 of RF Savings Bank, Cheboksary town, (Cheboksarskoe BSB № 4472 settlement Kugesi) BIN 49706609 corr/acc.30101810300000000609 ITN 7707083893 CPP 211602001 429500, settlement Kugesi, Sovietskaya str., 23	№ 414 of 03.12.2002	03.12.02.	Settlement account	40702810775230100240
444	OJSC RF Savings Bank	Chuvashskoe BSB № 8613 of RF Savings Bank, Cheboksary town, (Marposadskoe BSB № 4435 Mariinskyi Posad town) BIN 049706609 corr/acc.30101810300000000609 ITN 7707083893 CPP 211102001 429550, Mariinskyi Posad town, Lazo str., 63	№ 40702/150 of 02.12.2002	02.12.2002	Settlement account	40702810275150100150
445	OJSC RF Savings Bank	Chuvashskoe BSB № 8613 of RF Savings Bank, Cheboksary town, (Morgaushskoe BSB № 7034 village Morgaushi)	№ 40728 of 03.12.2002	03.12.02.	Subsettlement account	40702810875140000136

		BIN 049706609 corr/acc.301018103000 00000609 ITN 7707083893 CPP 211202001 429350, village Morgaushi, Lenin str., 34				
446	OJSC RF Savings Bank	Chuvashskoe BSB № 8613 of RF Savings Bank, Cheboksary town, (Yadrinskoe BSB № 4438 Yadrin town) BIN 049706609 corr/acc.301018103000 00000609 ITN 7707083893 CPP 211902001 429060, Yadrin town, K.Marx str., 20	№22 of 28.11.2002	28.11.02.	Subsettlement account	40702810375190100120
447	OJSC RF Savings Bank	Chuvashskoe BSB № 8613 of RF Savings Bank, Cheboksary town, (Tsyvilskoe BSB № 4437 Tsyvilsk town) BIN 049706609 corr/acc.301018103000 00000609 ITN 7707083893 CPP 211502001 429900, Tsyvilsk town, Nikolaeva str., 26	4070281087 5180000170 of 04.12.2002	04.12.2002	Settlement account	40702810875180000170

448	OJSC RF Savings Bank	Chuvashskoe BSB № 8613 of RF Savings Bank, Cheboksary town, (Kozlovskoe BSB № 4433 Kozlovka town) BIN 049706609 corr/acc.30101810300000000609 ITN 7707083893 CPP 210702001 429430, Kozlovka town, Lobachevskogo str., 26a	40702810775130100159	03.12.02.	Subsettlement account	40702810775130100159
449	OJSC RF Savings Bank	Chuvashskoe BSB № 8613 of RF Savings Bank, Cheboksary town, (Krasnoarmeiskoe BSB № 4700 village Krasnoarmeiskoe) BIN 049706609 corr/acc.30101810300000000609 ITN 7707083893 CPP 210902001 429620, village Krasnoarmeiskoe, Komsomolskyi per.,3	40702\114 of 03.12.2002	03.12.2002	Subsettlement account	40702810075030000114

450	OJSC RF Savings Bank	Chuvashskoe BSB № 8613 of RF Savings Bank, Cheboksary town, (Urmarskoe BSB № 4436 settlement Urmary) BIN 049706609 corr/acc.30101810300000000609 ITN 7707083893 CPP 211402001 429400, settlement Urmary, Sovietskaya str., 9	40 of 02.12.2002	02.12.2002	Subsettlement account	40702810175160000104
451	OJSC RF Savings Bank	Chuvashskoe BSB № 8613 of RF Savings Bank, Cheboksary town, BIN 049706609 corr/acc.30101810300000000609 ITN 7707083893 CPP 212902001 428000, Cheboksary town, Moskovskyi av., 3	№2473 of 02.12.2002	02.12.02.	Settlement account	40702810475020102473
452	OJSC RF Savings Bank	Chuvashskoe BSB № 8613 of RF Savings Bank, Cheboksary town, (Shumerlinskoe BSB № 5836 Shumerliya town) BIN 049706609 corr/acc.30101810300000000609 ITN	№4070200367 of 03.12.02	03.12.2002	Settlement account	40702810475170100367

455	OJSC RF Savings Bank	Chuvashskoe BSB № 8613 of RF Savings Bank, Cheboksary town, (Kanashskoe BSB № 7507 settlement Vurnary) BIN 049706609 corr/acc.30101810300000000609 ITN 7707083893 CPP 210402001 429200, settlement Vurnary, Sovietskaya str., 18	№ 40702/359 of 02.12.02	02.12.2002	Subsettlement account	40702810175110000358
456	OJSC RF Savings Bank	Chuvashskoe BSB № 8613 of RF Savings Bank, Cheboksary town, (Yadrinskoe BSB № 4438 Yadrin town) BIN 049706609 corr/acc.30101810300000000609 ITN 7707083893 CPP 211002001 429040, village Krasnie Chetai, Novaya str., 12	№ 96 of 02.06.02	02.12.2002	Subsettlement account	40702810075200000096
457	OJSC RF Savings Bank	Chuvashskoe BSB № 8613 of RF Savings Bank, Cheboksary town, (Shumerlinskoe BSB № 5836) BIN 049706609 corr/acc.30101810300000000609	№ 4070200367 of 03.12.02	02.06.2003	Subsettlement account	40702810175170104090

		ITN 7707083893 CPP 211302001 429020, village Poretskoe, Uliyanova str., 34				
458	OJSC RF Savings Bank	Chuvashskoe BSB № 8613 of RF Savings Bank, Cheboksary town, BIN 049706609 corr/acc.30101810300000000609 ITN 7707083893 CPP 212902001 428000, Cheboksary town, Moskovskyi av., 3	№2472 of 02.12.02	02.12.2002	Settlement account	40702810175020102472
459	OJSC RF Savings Bank	Chuvashskoe BSB № 8613 of RF Savings Bank, Cheboksary town, (Yadrinskoe BSB № 4438 Yadrin town) BIN 049706609 corr/acc.30101810300000000609 ITN 7707083893 CPP 211902001 428000, Cheboksary town, Moskovskyi av., 3	№ 2466 of 02.02	21.11.02	Settlement account	40702810275020102466

460	Chuvashskyi branch of “Vneshtorgbank”, Cheboksary town	Chuvashskyi branch of “Vneshtorgbank”, Cheboksary town BIN 049706751 corr/acc.30101810300000000751 ITN 7702070139 CPP 212902001 428018, Cheboksary town, K.Ivanova str., 80a	№ 1974 of 02.12.02	02.12.02	Settlement account	40702810819000001974
461	Chuvashskyi branch of OJSC Commercial Bank “Sviyaz-Bank”	Chuvashskyi branch of OJSC Commercial Bank “Sviyaz-Bank” BIN 049706740 corr/acc.30101810900000000740 ITN 7710301140 CPP 212802001 428000, Cheboksary town, Yaroslavskaya str., 44	№ 40702810000270000437 of 29.11.02	29.11.02	Settlement account	40702810000270000437

462	CJSC “Nizhegorodpromstroibank”	CJSC “Nizhegorodpromstroi bank”	12.08.1999.	12.08.1999.	Ruble account	.40702810907720000942
463	CJSC “Nizhegorodpromstroibank”	CJSC “Nizhegorodpromstroi bank”	26.09.2002.	26.09.2002.	Ruble account	.40702810807720001290
464	Volgo-Vyatskyi Bank of RF Savings Bank	Volgo-Vyatskyi Bank of RF Savings Bank	07.06.2002.	07.06.2002.	Ruble account	.40702810742020001674
465	CJSC “Nizhegorodpromstroibank”		29.10.1997. No number	29.10.1997.	Settlement account	40702810207720000150

466	CJSC "Nizhegorodpromstroibank"		23.12.1997. No number	23.12.1997.	Budget account	40206810807727310011
467	CJSC "Nizhegorodpromstroibank"		01.10.2002. No number	08.10.2002.	Settlement account	40702810007720001294
468	Volgo-Vyatskyi Bank of RF Savings Bank		№ 392/03 09.10.2002.	09.10.2002.	Settlement account	40702810042020001714
469	Volgo-Vyatskyi Bank of RF Savings Bank	Shakhunskoe department №4370/061 Uren town, Lenin str., 73 ITN 7707083893	Centralized agreement	07.02.2001	Settlement account	.40702810842340003155
470	Volgo-Vyatskyi Bank of RF Savings Bank	Shakhunskoe department 4370/051 Vetluga town, Lenin str., 456 ITN 770708393	Centralized agreement	09.02.2001	Subaccount	.40702810642340002071
471	Volgo-Vyatskyi Bank of RF Savings Bank	Bor's department 4335/078 Settlement Varnavino, Komsomolskaya str.,2 ITN 7707083893	Centralized agreement	09.02.2001	Subaccount	.40702810042110120055
472	Volgo-Vyatskyi Bank of RF Savings Bank	Bor's department 4335/071 Settlement Krasnie Baki, Svobody str.,57 ITN 770708393	Centralized agreement	09.02.2001	Subaccount	.40702810742110110116
473	Volgo-Vyatskyi Bank of RF Savings Bank	Shakhunskoe department 4370/074 settlement Tonkino, Kommunisticheskaya str. ITN 7707083893	Centralized agreement	08.02.2001	Subaccount	.40702810842340003155
474	Volgo-Vyatskyi Bank of RF Savings Bank	Shakhunskoe department 4370/078 settlement Tonshaevo,	Centralized agreement	08.02.2001	Subaccount	.40702810842340003155

		Tsentralnaya str., 25 ITN 7707083893				
475	Volgo-Vyatskyi Bank of RF Savings Bank	Shakhunskoe department 4370 Shakhuniya town, Sovietskaya str., 21 ITN 7707083893	Centralized agreement	08.02.2001	Subaccount	.40702810842340003155
476	Volgo-Vyatskyi Bank of RF Savings Bank	Shakhunskoe department 4370/070 settlement Sharanga, Lenin str. ITN 7707083893	Centralized agreement	08.02.2001	Subaccount	.40702810842340003155
477	Volgo-Vyatskyi Bank of RF Savings Bank	Shakhunskoe department 4370 settlement Siyava, ITN 7707083893	Centralized agreement	03.01.2001	Subaccount	.40702810842340003155
478	Volgo-Vyatskyi Bank of RF Savings Bank	Shakhunskoe department 4370 settlement Vakhtang ITN 7707083893	Centralized agreement	03.01.2001	Subaccount	.40702810842340003155
479	Volgo-Vyatskyi Bank of RF Savings Bank	Arzamas BSB № 368	№2 of 01.07.03	15.02.01.	Settlement account	40702810842320000194
480	Volgo-Vyatskyi Bank of RF Savings Bank	Arzamas BSB № 368		19.04.01	Subsettlement account	40702810242320008013
481	Volgo-Vyatskyi Bank of RF Savings Bank	Lukoyanov's BSB №4354/076 village B.Boldino		22.02.01.	Subsettlement account	40702810442240180057
482	Volgo-Vyatskyi Bank of RF Savings Bank	Universal branch № 368/108 of Arzamas BSB №368 village Vad		05.03.01.	Subsettlement account	40702810342350007159
483	Volgo-Vyatskyi Bank of RF Savings Bank	Lukoyanov's BSB №4354/064 village Gagino		23.02.01.	Subsettlement account	40702810442240160051

484	Volgo-Vyatskyi Bank of RF Savings Bank	Kstovo's department №4345 branch 049		02.03.01.	Subsettlement account	40702810242190005055
485	Volgo-Vyatskyi Bank of RF Savings Bank	Sarov's BSB № 7695/025 settlement Diveevo		01.03.01.	Subsettlement account	40702810242410003096
486	Volgo-Vyatskyi Bank of RF Savings Bank	Lukoyanov's BSB №4354		22.02.01.	Subsettlement account	40702810242240100101
487	Volgo-Vyatskyi Bank of RF Savings Bank	Universal branch №7695/047 Sarov's BSB		20.09.02	Subsettlement account	40702810642410005050
488	Volgo-Vyatskyi Bank of RF Savings Bank	Lukoyanov's BSB № 4352/042		22.03.00.	Subsettlement account	40702810942240130028
489	Volgo-Vyatskyi Bank of RF Savings Bank	Universal branch 368/101 Arzamas BSB №368 Perevoz town		26.02.01.	Subsettlement account	40702810442320006158
490	Volgo-Vyatskyi Bank of RF Savings Bank	Universal branch 368/084 Arzamas BSB №368		15.02.01.	Subsettlement account	40702810642320005069
491	CJSC "Nizhegorodpromstroibank" Nizhny Novgorod city	CJSC "Nizhegorodpromstroi bank" Nizhny Novgorod city, Gruzinskaya str.,21, ZIP code 603600	Contract without number of 21.03.2003.	01.01.98.	Settlement account	40702810407720000000 2
492	CJSC "Nizhegorodpromstroibank" Nizhny Novgorod city	CJSC "Nizhegorodpromstroi bank" Nizhny Novgorod city, Gruzinskaya str.,21, ZIP code 603600	Contract without number of 21.03.2003.	09.10.02.	Settlement account	40702810607720001296
493	Volgo-Vyatskyi Bank of RF Savings Bank Nizhny Novgorod city	Nizhny Novgorod department №7 Osharskaya str., 21	Agreement № 4070281044	11.10.02.	Settlement account	40702810442050003395

		ZIP code 603115	2050003395 of 11.10.2002.			
494	"Nizhegorodpromstroibank"	Gorodets town, Lenin str., 17-a corr/acc..30101810200 000000772 BIN 42202772 ITN 5260901817 CPP 524801001	No number of 18.12.2000.	13.04.2001	Settlement account	40702810500960000086
495	Volgo-Vyatskyi Bank of RF Savings Bank	Gorodets town, Proletarskaya str. Corr/acc...3010181090 0000000603 BIN 42202603 ITN 5260901817 CPP 524801001	Agreement №558 of 25.12.2000	25.12.2000	Settlement account	40702810542140100558
496	Volgo-Vyatskyi Bank of RF Savings Bank	Balakhna town, Engels str., 9 corr/acc.301018109000 00000603 BIN 42202603 ITN 5260901817 CPP 524402001	No number of 22.12.2000	11.10.2002	Subsettlement account	40702810142140101180
497	Volgo-Vyatskyi Bank of RF Savings Bank	Bor town, Lenin str., 157 ITN 5260901817 CPP 524602001	No number of 23.12 2000	29.10.2002	Subsettlement account	40702810542110000345
498	Volgo-Vyatskyi Bank of RF Savings Bank	Settlement Voskresensk, Lenin str., 80 corr/acc.301018109000 00000603 ITN 5260901817	No number of 28.11.2000	15.03.2001	Subsettlement account	40702810042130000317

		BIN 42202603 CPP 521202001				
499	Volgo-Vyatskyi Bank of RF Savings Bank	Settlement Kovernino, Kommunistov str., 23 corr/acc.301018109000 00000603 ITN 5260901817 BIN 42202603 CPP 521802001	No number of 23.12.2000	26.12.2000	Subsettlement account	40702810642180000071
500	Volgo-Vyatskyi Bank of RF Savings Bank	Semenov town, Telman str., 4 corr/acc.301018109000 00000603 ITN 5260901817 BIN 42202603 CPP 522802001	No number of 25.12.2000	25.12.2000	Subsettlement account	40702810942210000094
501	Volgo-Vyatskyi Bank of RF Savings Bank	Gorodets town, Proletarskaya str. Corr/acc.30101810900 000000603 ITN 5260901817 BIN 42202603 CPP 524801001	No number of 26.12.2000	27.03.2001	Subsettlement account	40702810142140100372
502	Volgo-Vyatskyi Bank of RF Savings Bank	Chkalovsk town, Lenin str., 74 corr/acc.301018109000 00000603 ITN 5260901817 BIN 42202603 CPP 523601001	No number of 23.12.2000	28.03.2001	Subsettlement account	40702810742140100167

503	Volgo-Vyatskyi Bank of RF Savings Bank	7695/016 Ardatov	No number	22.02.2001	Subsettlement account	40702840442410002075
504	Volgo-Vyatskyi Bank of RF Savings Bank	Add.Office 4378/094 of Pavlovo's department, Bogorodsk town	No number		Subsettlement account	40702810342360105164
505	Volgo-Vyatskyi Bank of RF Savings Bank	4378/0097 settlement Vacha	No number		Subsettlement account	40702810342360103072
506	Volgo-Vyatskyi Bank of RF Savings Bank	7695/0035 settlement Voznesensk	No number		Subsettlement account	40702810842410004071
507	Volgo-Vyatskyi Bank of RF Savings Bank	4379 Vyksa town	No number	10.10.2002	Subsettlement account	40702810842370000270
508	Volgo-Vyatskyi Bank of RF Savings Bank	Add.Office 043 Vyksa's department, settlement Kulebaki	No number	10.10.2002	Subsettlement account	40702810742370104687
509	Volgo-Vyatskyi Bank of RF Savings Bank	Add.Office 4379/0050 Vyksa's department, Navashino town	No number	10.10.2002	Subsettlement account	40702810342370108067
510	Volgo-Vyatskyi Bank of RF Savings Bank	4378/0067 Pavlovo town (settlement Sosnovskoe)	No number	20.01.2000	Subsettlement account	40702810142360101054
511	Volgo-Vyatskyi Bank of RF Savings Bank	4378 Pavlovo town	No number		Subsettlement account	40702810842360100533
512	Volgo-Vyatskyi Bank of RF Savings Bank	4342/094 settlement Volodarsk	No number	05.08.1998	Subsettlement account	40702810842160001007
513	Volgo-Vyatskyi Bank of RF Savings Bank	Dzerzhunsk's department 4342 of RF Savings Bank	No number	24.01.2001	Settlement account	40702810042160001823
514	CJSC JS Investment Commercial "Nizhegorodpromstroibank"	Vyksa town	No number	31.08.1994	Subsettlement account	40702810407920000253
515	CJSC JS Investment Commercial	Settlement Kulebaki	No number	30.07.1993	Subsettlement account	40702810207880000033

	“Nizhegorodpromstroibank”					
516	CJSC JS Investment Commercial “Nizhegorodpromstroibank”	Navashino	No number		Subsettlement account	40702810507830000157
517	CJSC JS Investment Commercial “Nizhegorodpromstroibank”	Dzerzhinsk town	No number	24.01.1996	Settlement account	40702810007140000024
518	Kstovo’s branch of CJSC “Nizhegorodpromstroibank”	Kstovo town		11.05.1994.	Settlement account	40702810707810000339
519	Kstovskoe BSB №4345	Kstovo town		09.12.2000.	Settlement account	40702810742190000385
520	Lyskovskoe BSB №4346	Lyskovo town		25.11.1998	Settlement account	40702810442200100035
521	Lyskovskoe BSB №4346	Luskovo town		14.02.2001.	Subaccount	40702810242200100154
522	Sergachskoe BSB №4356	Sergach		15.02.2001.	Subaccount	40702810142260100087
523	Sergachskoe BSB №4356/061	Pilna		14.02.2001.	Subaccount	40702810242260002098
524	Lyskovskoe BSB №4346/046	Vorotynets		14.02.2001.	Subaccount	40702810442200102091
525	Sergachskoe BSB 4356/090	Sechenovo		03.01.2001.	Subaccount	40702810242260006036
526	Sergachskoe BSB 4356/079	Buturlino		14.02.2001.	Subaccount	40702810542260204075
527	Sergachskoe BSB № 4356/0107	Urazovka		14.02.2001.	Subaccount	40702810142260008053
528	Lyskovskoe BSB №4346/061	Spasskoe		14.02.2001.	Subaccount	40702810142200004295
529	Lyskovskoe BSB №4346/077	B.Murashkino		15.02.2001.	Subaccount	40702810542200108050
530	Lyskovskoe BSB №4346/072	Knyaginino		15.02.2001.	Subaccount	40702810842200106040

531	Volgo-Vyatskyi Bank of RF Savings Bank	Volgo-Vyatskyi Bank of RF Savings Bank, Oktyabrskaya str., 35	57/03 of 21.02.03	21.02.2003	Settlement account	40702810542020001832
532	Volgo-Vyatskyi Bank of RF Savings Bank	Volgo-Vyatskyi Bank of RF Savings Bank, Oktyabrskaya str., 35	58/03-01 of 21.02.03	21.02.2003	Checking currency account	40702840742020000263
533	Volgo-Vyatskyi Bank of RF Savings Bank	Volgo-Vyatskyi Bank of RF Savings Bank, Oktyabrskaya str., 35	59/03-01 of 21.02.03	21.02.2003	Checking currency account	40702978342020000263
534	Volgo-Vyatskyi Bank of RF Savings Bank	Volgo-Vyatskyi Bank of RF Savings Bank, Oktyabrskaya str., 35	60/03-01 of 21.02.03	21.02.2003	Checking currency account	40702392342020000263
535	CJSC “Nizhegorodpromstroibank” Nizhny Novgorod city	CJSC “Nizhegorodpromstroi bank” Nizhny Novgorod city, Gruzinskaya str., 21	No number of 20.02.03	21.02.2003	Settlement account	40702810807720001342
536	CJSC “Nizhegorodpromstroibank” Nizhny Novgorod city	CJSC “Nizhegorodpromstroi bank” Nizhny Novgorod city, Gruzinskaya str., 21	No number of 21.02.03	21.02.2003	Checking currency account	40702840407720000645
537	CJSC “Nizhegorodpromstroibank” Nizhny Novgorod city	CJSC “Nizhegorodpromstroi bank” Nizhny Novgorod city, Gruzinskaya str., 21	No number of 21.02.03	21.02.2003	Checking currency account	40702978007720000645
538	CJSC “Nizhegorodpromstroibank” Nizhny Novgorod city	CJSC “Nizhegorodpromstroi bank” Nizhny Novgorod city, Gruzinskaya str., 21	No number of 21.02.03	21.02.2003	Checking currency account	40702392007720000645
539	CJSC Commercial Bank “ONEXIM_VOLGA”	Nizhny Novgorod city, Novaya str.,17-Б	942 of 04.03.03	04.03.2003	Settlement account	40702810400000000942

540	CJSC Commercial Bank “ONEXIM_VOLGA”	Nizhny Novgorod city, Novaya str.,17-Б	942 of 04.03.03	04.03.2003	Checking currency account	40702978300000000942
541	CJSC Commercial Bank “ONEXIM_VOLGA”	Nizhny Novgorod city, Novaya str.,17-Б	942 of 04.03.03	04.03.2003	Checking currency account	40702840700000000942
542	CJSC Commercial Bank “ONEXIM_VOLGA”	Nizhny Novgorod city, Novaya str.,17-Б	942 of 04.03.03	04.03.2003	Checking currency account	40702392300000000942
543	Volgo-Vyatskyi Bank of RF Savings Bank	Volgo-Vyatskyi Bank of RF Savings Bank, Oktyabrskaya str., 35	93/03 of 02.03.01	02.03.2001	Settlement account	40702810642020001444
544	Volgo-Vyatskyi Bank of RF Savings Bank	Volgo-Vyatskyi Bank of RF Savings Bank, Oktyabrskaya str., 35	516/03-01 of 09.12.02	09.12.2002	Checking currency account	40702978642020000248
545	Volgo-Vyatskyi Bank of RF Savings Bank	Volgo-Vyatskyi Bank of RF Savings Bank, Oktyabrskaya str., 35	300/03-01 of 18.09.02	09.12.2002	Checking currency account	40702840042020000248
546	OJSC “Alfa-Bank”	Nizhny Novgorod branch, Nizhny Novgorod city, Piskunova str., 45	No number of 25.07.03.	25.07.2003	Settlement account	40702810500010002376
547	Volgo-Vyatskyi Bank of RF Savings Bank	Volgo-Vyatskyi Bank of RF Savings Bank, Oktyabrskaya str., 35	09/03-01 of 13.01.03	13.01.2003	Settlement account	40702810442020001796
548	CJSC “International Moscow Bank”	Representation office in Nizhny Novgorod, Moscow, Prechistinskaya naberezhnaya, 9	No number of 18.07.03	18.07.2003	Settlement account	40702810200010369713
549	CJSC “International Moscow Bank”	Representation office in Nizhny Novgorod, Moscow,	No number of 18.07.03	18.07.2003	Settlement account	40702840800010369714

		Prechistinskaya naberezhnaya, 9				
550	Volgo-Vyatskyi Bank of RF Savings Bank	Volgo-Vyatskyi Bank of RF Savings Bank, Oktyabrskaya str., 35	01/2 of 18.03.03	18.03.2003	For settlements under operations with the use of International Corporate Cards of Savings Bank	40702810642020400003
551	OJSC "Vneshtorgbank"	OJSC "Vneshtorgbank" branch in Nizhny Novgorod city	1872 of 30.09.03	30.09.2003	Settlement account	40702810924000011872

Appendix to item 3.2.4.

The issuer's suppliers which share is 10 and more percent of all supplies of inventory with indication of their share in total volume of supplies

Year	Product description	Measure unit	Region, name and address of products suppliers			Products supply volume	Share in total volume of supplies, %
			Region	Products suppliers name	Products suppliers address		
A	Б	Д	1	2	3	5	6
2003 9 months	Switching equipment	Thousand rubles	Central	**LLC "Siemens"**	Moscow	**237 066**	**15,6**
	Switching equipment	Thousand rubles	Ural's	**CJSC JV "BETO Huawei"**	Ufa city, Mendeleev str.,134	**185 850**	**12,2**
	Switching equipment	Thousand rubles	Privolzhskyi	**LLC "Company ALS & TEC"**	Saratov city	**174 452**	**11,5**

In the issuer's purchases the import makes up 28 % of total volume of purchased inventory.

Notes:

1. The data are provided for all kinds of purchased products.
2. The suppliers providing over 10% of products are indicated in columns 1-3.

Appendix to item 3.2.13. **Additional requirements to the issuers, the major activity of which is to provide communication services.**

Territory	Permission for using radio frequency spectrum	Validity term	Miscellaneous
Saratov city, Base Station-4	№ 14-06-21/20029 of 24.04.2003	25.11.2005	330MHz
Balashov town	№ 14-06-21/2046 of 09.01.2003	08.12.2007	330 MHz
Saratov city, BS-1,2,3	№ 14-06-21/2045 of 09.01.2003	08.12.2007	330 MHz
Saratov city	№ 1029224 of 26.08.2003	to 25.11.2005	330 MHz
Kirov city BS-1 Settlement Raduzhnyi BS-2	№ 14-06-21/2048 of 09.01.2003	08.12.2007	330 MHz
Kirov city BS-1,2	№ 14-06-21/2047 of 09.01.2003	08.12.2007	330 MHz
Kirov city	№ 1022733 of 30.04.2003		159-161 MHz
Samara city BS-1,2,3,4,5,6,7, Pokhvistnevo town BS- 8, Syzran town BS- 9, Zhigulevsk town BS-10	№ 14-06-21/791 of 09.01.2003	08.12.2007	330 MHz
Samara city BS-1,2,3,4, Settlement Bereza BS-5, Syzran town BS-6,7 Novokuibyshevsk town BS-8, Toliyatti town BS-9,10	№ 14-06-21/790 of 09.01.2003	08.12.2007	330 MHz
Saransk town BS-1,2	№ 14-06-21/792 of 09.01.2003	08.12.2007	330 MHz
Kamenka town BS-1	№ 14-06-21/789 of 09.01.2003	08.12.2007	330 MHz
Penza city BS-1,2	№ 14-06-21/875 of 09.01.2003	08.12.2007	330 MHz
Kstovo town BS-5	№ 14-06-21/56677 of 31.12.2002	02.12.2007	330 MHz
Dzerzhinsk town BS-1	№ 14-06-21/56675 of 31.12.2002	02.12.2007	330 MHz
Nizhny Novgorod city BS-1,2,3	№ 14-06-21/56681 of 31.12.2002	02.12.2007	330 MHz
Sergach town BS-1	№ 14-06-21/56679 of 31.12.2002	02.12.2007	330 MHz
Arzamas town BS-1	№ 14-06-2002 of 31.12.2002	02.12.2007	330 MHz
Yoshkar-Ola town	№ 081-05-02/26314 of 02.06.2003	10.01.2008	156-160 MHz
Yoshkar-Ola town BS- 4	№ 17-05-30/19946 of 24.04.2003	16.04.2008	890-915 MHz
Volzhsk town	№ 17-05-30/20405 of 24.04.2003	16.04.2008	935-960 MHz

Kozmodemiyansk town, settlement Kokshaisk, sanatorium “Klenovaya gora”			
Samara oblast Syzran town, BS-11 Samara city, BS-1,3,4 Toliyatti town, BS-8,9,10 Otradnyi town BS-16 Novokuibyshevsk town BS-18 Pokhvistnevo town BS-21 Settlement Bereza BS-7 Krasnyi Yar town BS-38 Bezenchuk town BS-20 Sergievsk town BS-22 Neftegorsk town BS-23 Settlement Shigony BS-24 Settlement Bolshaya Glushitsa BS-25 Village Khvorostiyanka BS-32 Chapaevsk town BS-17 Kinel town BS-19	№ 083-03-02/27506 of 06.06.2003	to 01.02.2006	453-457,5MHz/ 463-467,5MHz

Settlement Vintai BS-28			
Republic of Maryi El	17-05-30/22008 of 07.05.2003	5.11.2003	890-915 MHz 935-960 MHz
Dimitrovgrad town, BS1 Settlement Veshkaima BS2 Ulyanovsk city BS3	№ 14-10-20/55245 of 18.12.2002	17.12.2007	160 MHz
Settlement Veshkaima	№ 14-10-20/15924 of 31.03.2003	17.12.2007	160 MHz
Saransk town BS-1 Settlement Atyurievo BS-2 Ruzaevka town BS-3 Saransk town BS-4	№ 14-10-20/55243 of 18.12.2002	17.12.2007	160 MHz
Orenburg city	№ 14-10-20/55244 of 18.12.2002	17.12.2007	160 MHz
Village Sukhorechka	№ 11-09-20/15565 of 31.03.2003	01.08.2005	12 TV Channel
Settlement Uralskyi	№ 11-09-20/15569	01.08.2005	7 TV Channel
Village Russkyi Kandyz	№ 11-09-20/3808 of 29.01.2003	01.08.2007	23 TV Channel
Village Russkyi Kandyz	№ 1018601 of 26.06.2003	01.08.2005	25 TV Channel
Novosergeevka town	№ 11-09-20/6283 of 06.02.2003	01.08.2005	32 TV Channel
Mikhailovka-2	№ 03-01969 of 09.10.2003	01.08.2007	2 TV Channel
Noikino	№ 03-01916 of 09.10.2003	01.08.2007	3 TV Channel
Novouzeli	№ 03-01935 of 09.10.2003 № 03-01937 of 09.10.2003	01.08.2007 01.08.2007	3 TV Channel 7 TV Channel
Nesterovka	№ 03-01904 of 09.10.2003	01.08.2007	2 TV Channel
Kinzelka	№ 03-01934 of 09.10.2003	01.08.2007	2 TV Channel
Mustaevo	№ 03-01965 of 09.10.2003	01.08.2007	2 TV Channel
Novoyulaska	№ 03-01905 of 09.10.2003	01.08.2007	11 TV Channel
Mordovskyi Buguruslan	№ 03-01894 of 09.10.2003 № 03-01896 of 09.10.2003	01.08.2007 01.08.2007	8 TV Channel 6 TV Channel
Novospasskoe	№ 03-01970 of 09.10.2003	01.08.2007	8 TV Channel
Nesterovka	№ 03-01903 of 09.10.2003	01.08.2007	4 TV Channel

Nizhnekristalka	№ 03-01908 of 09.10.2003	01.08.2007	4 TV Channel
Miroshkino	№ 03-01971 of 09.10.2003 № 03-01972 of 09.10.2003 № 03-01992 of 09.10.2003	01.08.2007 01.08.2007 01.08.2007	4 TV Channel 7 TV Channel 9 TV Channel
Matveevka	№ 03-01900 of 09.10.2003	01.08.2007	7 TV Channel
Novonikolskoe	№ 03-01915 of 09.10.2003	01.08.2007	4 TV Channel
Novoiletsk	№ 03-01918 of 09.10.2003	01.08.2007	7 TV Channel
Novomarievka	№ 03-01939 of 09.10.2003	01.08.2007	7 TV Channel
Nevezhkino	№ 03-01946 of 09.10.2003	01.08.2007	7 TV Channel
Zapadnyi	№ 03-01991 of 09.10.2003	01.08.2007	12 TV Channel
Koskul	№ 03-01989 of 09.10.2003 № 03-01988 of 09.10.2003	01.08.2007 01.08.2007	11 TV Channel 9 TV Channel
Zhirnov	№ 03-01981 of 09.10.2003	01.08.2007	10 TV Channel
Aksakovo	№ 03-01977 of 09.10.2003	01.08.2007	10 TV Channel
Zarechnoe	№ 03-01984 of 09.10.2003	01.08.2007	9 TV Channel
Kozlovka	№ 03-01858 of 08.10.2003	01.08.2007	9 TV Channel
Kulagino	№ 03-01866 of 08.10.2003	01.08.2007	9 TV Channel
Ivanovka	№ 03-01867 of 08.10.2003	01.08.2007	9 TV Channel
Kovylyaevka	№ 03-01881 of 08.10.2003 № 03-01880 of 09.10.2003	01.08.2007 01.08.2007	8 TV Channel 2 TV Channel
Malaya Remizena	№ 03-01875 of 08.10.2003 № 03-01877 of 09.10.2003	01.08.2007 01.08.2007	7 TV Channel 4 TV Channel
Kamennoimangulovo	№ 03-01869 of 08.10.2003 № 03-01870 of 08.10.2003	01.08.2007 01.08.2007	9 TV Channel 7 TV Channel
Zelenyi dol	№ 03-01865 09.10.2003	01.08.2007	6 TV Channel
Kutluevo	№ 03-01864 of 09.10.2003	01.08.2007	6 TV Channel

Kusem	№ 03-01882 of 09.10.2003	01.08.2007	5 TV Channel
Zagorie	№ 03-01878 of 0910.2003	01.08.2007	4 TV Channel
Kurtashka	№ 03-01883 of 09.10.2003	01.08.2007	3 TV Channel
Lyubimovka	№ 03-01873 of 09.10.2003	01.08.2007	3 TV Channel
Zarechnoe	№ 03-01982 of 09.10.2003	01.08.2007	2 TV Channel
Gamaleevka	№ 03-01979 of 09.10.2003	01.08.2007	2 TV Channel
Alexandrovka	№ 03-01978 of 09.10.2003	01.08.2007	3 TV Channel
Georgievka	№ 03-01976 of 09.10.2003	01.08.2007	3 TV Channel
Komissarovo	№ 03-01973 of 09.10.2003 № 03-01974 of 09.10.2003	01.08.2007 01.08.2007	6 TV Channel 8 TV Channel
Gerasimovka	№ 03-01975 of 09.10.2003	01.08.2007	7 TV Channel
Dobrinka	№ 03-01980 of 09.10.2003	01.08.2007	8 TV Channel
Nevezhkino	№ 03-01943 of 09.10.2003	01.08.2007	9 TV Channel
Novomusino	№ 03-01919 of 09.10.2003	01.08.2007	9 TV Channel
Novonikolskoe	№ 03-01909 of 09.10.2003	01.08.2007	9 TV Channel
Nezhnekristalka	№ 03-01907 of 09.10.2003	01.08.2007	9 TV Channel
Matveevka	№ 03-01898 of 09.10.2003	01.08.2007	12 TV Channel
Mustaevo	№ 03-01968 of 09.10.2003	01.08.2007	12 TV Channel
Saransk town	№ 11-05-20/21269 of 05.05.2003	20.05.2007	2 TV Channel
Otradnoe town	№ 11-05-20/21205 of 30.04.2003	17.10.2005	4 TV Channel
Toliyatti town	№ 1026199 of 01.08.2003	14.03.2006	2500-2700 MHz
Syzran town	№1026207 of 01.08.2003	14.03.2006	2500-2700 MHz
Settlement Voskresenskoe Settlement Sergach	№ 11-05-21/17350 of 09.04.2003	15.03.2006	73,58 72,02
Ruzaevka town			67,46
Vyatskie polyany town		29.10.1999	67,91
Sovietsk town		12.01.2001	67,07
Yavas town		05.07.2001	67,67
Uni town		16.11.99	67,91
Settlement Nyr		04.12.2001	70,55
Sanchursk town		16.11.99	73,28

Vyatskie polyany town		08.09.2000	66,35
Syzran town Khvorostyanka	№ 11-05-21/23231 of 16.05.2003	08.11.2006	68,39; 73,10 66,98; 66,20
Sorochinsk town	№ 1028143 of 25.09.2003	to 20.03.2004	102 MHz
Buzuluk town	№ 1029807 of 25.09.2003	To 25.09.200	4 TV Channel
Buzuluk town	№ 1005392 of 09.10.2003	01.08.2007	101.8 MHz
Pervomaiskyi	№ 1010916 of 08.10.2003	01.04.2004	103 MHz
Ortyabrskoe	№ 03-00250 of 16.09.2003	10.09.2008	As per the list of frequencies № 51-90015
Mary-Turek	№ 11-15-21/14081 of 25.03.2003		68,60 MHz
Settlement Pinyug – settlement Podosinovets Microwave Radio (MWR)-1393	№ 15-19-18/2523 of 17.01.2003	14.01.2008	7-8 GHz
Settlement Pinyug – settlement Podosinovets	№ 1016263 of 24.07.2003	20.07.2008	7-8 GHz
Village Rozhki – settlement Plotbishche MWR-4529	№ 15-19-18/1618 of 17.01.2003	14.01.2008	10-11GHz
Sovietsk town – settlement Kolyanur MWR-3013	№ 15-19-18/15847 of 31.03.2003	31.03.2008	10-11GHz
Settlement Orichi – settlement Adyshevo MWR-1750	№ 15-19-18/15846 of 31.03.2003	31.03.2008	10-11GHz
Kirov city – settlement Poroshino MWR- 3716	№ 15-19-18/15848 of 31.03.2003	31.03.2003	10-11GHz
Settlement Arbazh – settlement Tuzha MWR-0372	№ 15-19-18/7074 of 11.02.2003	01.01.2004	1700, 1800 MHz
Malmyzh town – settlement Kilmez MWR-1980	№ 15-19-18/2152 of 20.01.2003	14.01.2008	7-8 GHz
Settlement Bogorodskoe – settlement Uni MWR-0559	№ 15-19-18/2153 of 20.01.2003	31.12.2003	1700, 1800 MHz
Settlement Darovskyi – settlement Vondanka MWR-3016	№ 15-19-18/332 of 08.01.2003	05.01.2008	10-11GHz

Kirs town – settlement Rudnichnyi MWR-4165	№ 15-19-18/331 of 08.01.2003	05.01.2008	10-11GHz
Settlement Rudnichnyi – settlement Loino MWR-4411	№ 15-19-18/330 of 08.01.2003	05.01.2008	10-11GHz
Yaransk town – settlement Sanchursk MWR-1979	№ 15-19-18/583 of 09.01.2003	04.01.2008	7-8 GHz
Settlement Podosinovets – Luza town MWR-1981	№ 15-19-18/584 of 09.01.2003	04.01.2008	7-8 GHz
Kirov city – settlement Raduzhnyi MWR-1842	№ 15-19-18/577 of 09.01.2003	05.01.2008	11 GHz
Kirov city – settlement Subbotikha MWR-1753	№ 15-19-18/579 of 09.01.2003	05.01.2008	10-11 GHz
Village Stulovo – settlement Oktyabrskyi MWR-5077	№ 15-19-18/984 of 10.01.2003	09.01.2008	10-11 GHz
Settlement Ivashevo – settlement Khristoforovo MWR-6379	№ 15-19-18/987 of 10.01.2003	09.01.2008	10-11 GHz
"ATX-24- DSK" Kirov city MWR-4384	№ 15-19-18/988 of 10.01.2003	09.01.2008	10-11 GHz
Novovyatsk – settlement Sidorovka Omutninsk – settlement Vostochnyi MWR-1755	№ 15-19-18/989 of 10.01.2003	09.01.2008	10-11 GHz
Kirov – Chepetsk – settlement Chuvashi MWR-1752	№ 15-19-18/985 of 10.01.2003	09.01.2008	10-11 GHz
Settlement Klyuchi – settlement Astrakhan MWR-3213	№ 15-19-18/983 of 10.01.2003	09.01.2008	10-11 GHz
Omutninsk town – settlement Peskovka MWR-3012	№ 15-19-18/756 of 09.01.2003	08.01.2008	10-11 GHz
Slobodskoi town – settlement Shestakovo MWR-1278	№ 15-19-18/755 of 09.01.2003	08.01.2008	10-11 GHz
Kirov city – settlement Zonikha MWR-1300	№ 15-19-18/1004 of 09.01.2003	08.01.2008	10-11 GHz
Settlement Klyuchi – settlement Uni MWR-3014	№ 15-19-18/1005 of 09.01.2003	08.01.2008	10-11 GHz
Settlement Nagorsk – settlement	№ 15-19-18/751 of 09.01.2003	08.01.2008	10-11 GHz

Sinegorie MWR-1986			
Papulovo – Uga MWR-1/0071	№ 14-08-17/784 of 09.01.2003	05.01.2008	150-160 MHz
Malmyzh – settlement Sludka –Vyatskie Polyany town MWR-3575	№ 15-19-18/548 of 08.01.2003	05.01.2008	14-15 GHz
Settlement Podosinovets – Luza town MWR-3500	№ 15-19-18/547 of 08.01.2003	05.01.2008	8 GHz
Settlement Oparino – settlement Maromitsa MWR-3015	№ 15-19-18/757 of 09.01.2003	08.01.2008	10-11 GHz
Tuzha – Bezdenezhie – Mikhailovskoe MWR-1/0069	№ 14-08-17/786 of 09.01.2003	05.01.2008	150-160 MHz
Papulovo – Borovitsa MWR-1/1578	№ 14-08-17/785 of 09.01.2003	05.01.2008	150-160 MHz
Pilyug – Skulina Gora - Podosinovets	№ 15-19-18/53408 of 06.12.2002	10.06.2003	8 GHz
Kirs – Baranovka MWR-1/0881	№ 14-08-17/783 of 09.01.2003	05.01.2008	150-160 MHz
Shestakovo – Nagorsk MWR-1841			
Demiyanov – Podosinovets –Yakhrenga MWR-1754a			
Pishchal – Suvody MWR-1749			
Malmyzh – Kaksinvai MWR-1751			
Kirov – Kirovochepetsk MWR-1892	№ 15-19-18/585 of 09.01.2003	04.01.2008	7-8 GHz
Saransk town MWR-5348	№ 1025444 of 02.07.2003	26.06.2008	2400-2500 MHz
Settlement Khvalynsk – settlement Dukhovnitskoe MWR-6699	№ 15-19-18/13997 of 25.03.2003	21.03.2008	10-11 GHz
Volsk – Plekhany MWR-3897	№ 15-19-18/48180 of 13.11.2002	01.11.2007	10-11 GHz
Saratov MTS-ATX-2 Engels MWR-3298	№ 15-19-18/48181 of 13.11.2002	01.11.2007	10-11 GHz
Balakovo ATX-3-ATX-4, ATX-4-ATX-2 MWR-3154	№ 15-19-18/48183 of 13.11.2002	01.11.2007	10-11 GHz
Demiyans – Vostochnyi MWR-4006	№ 15-19-18/48184 of 13.11.2002	01.11.2007	10-11 GHz
Balakovo – Mayanga Balakovo – Pylkovka MWR-3111	№15-19-18/48182 of 13.11.2002	01.11.2007	10-11 GHz
Balashov – Svyatoslavka – Nikolaevka MWR-4363	№ 15-19-18/48185 of 13.11.2002	01.11.2007	10-11 GHz

Samoilovka - Svyatoslavka MWR-3062	№ 15-19-18/48186 of 13.11.2002	01.11.2007	10-11 GHz
Alexandrov Gai – Priuzenskyi MWR-3155	№ 15-19-18/48187 of 13.11.2002	01.11.2007	10-11 GHz
Samoilovka – Peschanka MWR-3063	№ 15-19-18/48188 of 13.11.2002	01.11.2007	10-11 GHz
Mokrous – village Dolina MWR-5876	№ 15-19-18/3313 of 24.01.2003	23.01.2008	10-11 GHz
Saratov – Balakovo MWR-3183	№ 15-19-18/48179 of 13.11.2002	01.11.2007	7-8 GHz
Samara – settlement Lopatino MWR-6213	№ 15-19-18/48380 of 15.11.2002	01.11.2007	10-11 GHz
Tolliyatti town – village Yagodnoe MWR-3248	№ 15-19-18/48378 of 15.11.2002	01.11.2007	10-11 GHz
Toliyatti town – settlement Povolzhskyi MWR-3157	№ 15-19-18/48379 of 15.11.2002	01.11.2007	10-11 GHz
Toliyatti town – Zhigulevsk town MWR-4072	№ 15-19-18/48377 of 15.11.2002	01.11.2007	14 GHz
Toliyatti town ATX-48 – village Khryashchevka MWR-3627	№ 15-19-18/48376 of 15.11.2002	01.11.2007	1811,2024 MHz
Toliyatti town ATX-48 – settlement Uzyukovo MWR-3231	№ 15-19-18/48375 of 15.11.2002	01.11.2007	10-11 GHz
Syzran town Regional Communication Department MWR-1444	№ 15-19-18/48610 of 14.11.2002	01.11.2007	10-11 GHz
Samara – Chernovskyi MWR-3405	№ 15-19-18/48609 of 14.11.2002	01.11.2007	10-11 GHz
Samara – Rozhdestveno MWR-3499	№ 15-19-18/48611 of 14.11.2002	01.11.2007	10-11 GHz
Samara – Dubovyi Umet MWR-3994	№ 15-19-18/48613 of 14.11.2002	01.11.2007	10-11 GHz
Toliyatti – Postepki MWR-3158	№ 15-19-18/48612 of 14.11.2002	01.11.2007	12-13 GHz
Samara – Roshchinskyi MWR-0567	№ 15-19-18/48615 of 14.11.2002	01.11.2007	10-11 GHz
Village Bolshaya Glushitsa RCD-RTS MWR-1454	№ 15-19-18/48614 of 14.11.2002	01.11.2007	10-11 GHz
Samara – village Rubezhnoe MWR-6179	№ 15-19-18/51610 of 26.11.2002	20.11.2007	10-11 GHz
Severnoe town – village Russkyi	№ 15-20-18/14936	26.03.2008	7-8 GHz

Kandyzp MWR-6746	of 28.03.2003		
Buzuluk – Proskurino, Buzuluk – Koltubanka MWR-4324	№ 15-19-18/54578 of 16.12.2002	10.12.2007	10-11 GHz
Orsk town – settlement Novoorsk MWR-3457	№ 15-19-18/50882 of 25.11.2002	15.11.2007	10-11 GHz
Buguruslan town – village Asekeevo MWR-4774	№ 15-19-18/50881 25.11.2002	15.11.2007	7-8 GHz
Buzuluk town – village Tashla MWR-1905	№ 15-19-18/50879 of 25.11.2002	15.11.2007	7-8 GHz
Village Tashla – village Ilek MWR-5282	№ 15-19-18/50880 of 25.11.2002	15.11.2007	7-8 GHz
Gai – Khmelevka MWR-5440	№ 15-19-18/54463 of 15.12.2002	10.12.2007	1811, 2024 MHz
Novoorsk – Gorkovskoe MWR-1342	№ 15-19-18/54464 of 15.12.2002	10.12.2007	10-11 GHz
Gai – Khalilovo MWR-3548	№ 15-19-18/54465 of 15.12.2002	10.12.2007	10-11 GHz
Furmanovo – Pervomaiskyi – Revolutsionnyi MWR-4553	№ 15-19-18/54466 of 15.12.2002	10.12.2007	10-11 GHz
Ilek – Mukhranovo MWR-1317	№ 15-19-18/54462 of 15.12.2002	10.12.2007	11 GHz
Settlement Saraktash – settlement Tyulgan MWR-5938	№ 15-19-18/55464 of 19.12.2002	18.12.2007	7-8 GHz
Yasnyi town – settlement Svetlyi MWR-0306	№ 15-19-18/55465 of 19.12.2002	18.12.2007	7-8 GHz
Akbulak – Sagarchin MWR-3834	№ 15-19-18/54575 of 16.12.2002	10.12.2007	10-11 GHz
Klyuchevka – Burtinskyi MWR-3996	№ 15-19-18/54576 of 16.12.2002	10.12.2007	10-11 GHz
RUS-ATX-4 Bugurusla town MWR-3715	№ 15-19-18/54577 of 16.12.2002	10.12.2007	10-11 GHz
Gai – Kameikino MWR-3896	№ 15-19-18/54579 of 16.12.2002	10.12.2007	10-11 GHz
Belyaevka – Karagach – Mezhdurechie MWR-1/1814	№ 14-08-17/782 of 09.01.2003	05.01.2008	150-160 MHz
Buzuluk – Elkhovka MWR-1/1493	№ 14-08-17/787 of 09.01.2003	05.01.2008	150-160 MHz
Orenburg – settlement Prudy MWR-4637	№ 15-19-18/55481 of 19.12.2002	15.12.2007	10-11 GHz
Sol-Iletsk town – settlement Tamar-Utkul MWR-3831	№ 15-19-18/55480 of 19.12.2002	15.12.2007	10-11 GHz
Village Totskoe – village Totskoe-2	№ 15-19-18/55479 of 19.12.2002	15.12.2007	10-11 GHz

MWR-3578			
Village Tashla – village Rannee MWR-3790	№ 15-19-18/55478 of 19.12.2002	15.12.2007	10-11 GHz
Orenburg – settlement Pavlovka MWR-1383	№ 15-19-18/57286 of 30.12.2002	26.12.2007	1811, 2082 MHz
Orenburg – settlement Ivanovka MWR-1384	№ 15-19-18/57287 of 30.12.2002	26.12.2007	1724, 1995 MHz
Settlement Pervomaiskyi – settlement Zaikin MWR-5016	№ 15-19-18/57285 of 30.12.2002	26.12.2007	10-11 GHz
Orenburg – settlement Podgornaya Pokrovka MWR-1385	№ 15-19-18/57288 of 30.12.2002	26.12.2007	1869, 2024 MHz
Novotroitsk town – collective farm Progress MWR-3626	№ 15-19-18/57284 of 30.12.2002	26.12.2007	10-11 GHz
Novotroitsk town – collective farm Progress MWR-3626a	№ 15-19-18/55477 of 19.12.2002	15.12.2007	10-11 GHz
Settlement Aidyrlya – village Kvarkeno MWR-5520	№ 15-19-18/50883 of 25.11.2002	15.11.2007	10-11 GHz
22 settlements MWR-3307 settlement Igra – village Russkaya Loza – village Kuliga – village Stepanenko – village Abrosyata – Sarapul town – village Shadrino – village Kigbaevo – etc.	№15-20-18/51192 of 22.11.2002	15.11.2007	10-11 GHz
Village Vavozh – village Volkovo MWR-4403	№ 15-20-18/49975 of 22.11.2002	15.11.2007	10-11 GHz
Izhevsk city MWR-3730	№ 15-20-18/51191 of 22.11.2002	15.11.2007	2400 MHz
Settlement Polom, ATX – settlement Kez – settlement Kabalud, ATX			10-11 GHz
Krasnogorskoe – Kokman MWR-3729			10-11 GHz
MWR-3753 Izhevsk ATX-26- Izhevsk; Izhevsk ATX-26 – settlement Dorozhnyi			1,4 GHz

Village Yakshur-Bodiya – village Chernushka – Votkinsk ATX-27 – Votkinskyi machine factory Izhevsk - Volozhka Izhevsk Between AMTX-ATX-71,36,22,- Pazely			10-11 GHz 10-11 GHz 10-11 GHz
Kozmodemiyansk town – settlement Yurino MWR-2613	№ 15-20-18/11237 of 11.03.2003	05.03.2008	7-8 GHz
Settlement Krasnyi Most – settlement Kilemary MWR-2306a	№ 15-20-18/11236 of 11.03.2003	05.03.2008	7-8 GHz
Yoshkar-Ola town – Sheklyaur – Kr.Most – Ershovo – Kozmodiyansk MWR-2306	№ 15-20-18/11235 of 11.03.2003	05.03.2008	7-8 GHz
Kozmodemiyansk town – settlement Ozerki MWR-6284	№ 15-20-18/55157 of 18.12.2002	16.12.2007	10-11 GHz
Yadrin town – village Chebakovo MWR-4552a	№ 15-20-18/50269 of 25.11.2002	20.11.2007	10-11 GHz
Kanash town – village Ukhmany MWR-2850	№ 15-20-18/55158 of 18.12.2002	16.12.2007	10-11 GHz
Yadrin town – settlement Sovkhoznyi MWR-2431	№ 15-20-18/55159 of 18.12.2002	16.12.2007	10-11 GHz
Kanash town – village Shikhazany MWR-2849	№ 15-20-18/55160 of 18.12.2002	16.12.2007	10-11 GHz
Alatyr town – settlement Kirya; Alatyr town – settlement Pervomaiskyi – village Novyi Aibesi MWR-5310	№ 15-12-18/50268 of 25.11.2002	20.11.2007	10-11 GHz

Shumerlya town – settlement Russkie Algashi MWR-1518	№ 15-20-18/50274 of 25.11.2002	20.11.2007	10-11 GHz
Settlement Ibrisi – settlement Novoe Churashovo MWR-1519	№ 15-20-18/50273 of 25.11.2002	20.11.2007	10-11 GHz
Alatyr town – settlement Anyutino MWR-1520	№ 15-20-18/50272 of 25.11.2002	20.11.2007	10-11 GHz
Cheboksary town – settlement Sosnovka MWR-3209	№ 15-20-18/50271 of 25.11.2002	20.11.2007	10-11 GHz
Yadrin town – village Chebakovo MWR-4552	№ 15-20-18/50270 of 25.11.2002	20.11.2007	10-11 GHz
Alatyr – Mirenki MWR-2913	№ 1024897 of 18.06.2003	11.06.2008	10-11 GHz
Alatyr – Altyshevo MWR-2911	№ 1025360 of 18.06.2003	11.06.2008	10-11 GHz
Kozlovka – Tyurlema MWR-2912	№ 1025363 of 18.06.2003	11.06.2008	10-11 GHz
Kanash – Yamashevo MWR-1135			10-11 GHz
Ibrisi - Buguyany			10-11 GHz
Ibrisi - Berezovka			10-11 GHz
Alatyr – Atrar MWR-3062			10-11 GHz
Settlement Maina – r/w station Vyry MWR-3612	№ 15-19-18/50310 of 22.11.2002	15.11.2007	10-11 GHz
Dzerzhinsk town – Volodarsk town MWR-4932	№ 1003289 of 02.06.2003	28.05.2008	10-11 GHz
Dzerzhinsk town – village Gorbatovka MWR-4931	№ 1003288 of 02.06.2003	28.05.2008	10-11 GHz
Settlement Vacha – settlement Sosnovskoe	№ 1014315 of 25.09.2003	11.09.2008	10-11 GHz
Volodarsk town – settlement Iliinogorsk – settlement Novosmolinskyi – settlement Mulino MWR-4930	№ 03-03368 of 08.10.2003	24.09.2008	10-11 GHz
Kulebaki - Gremyachevo	№ 1018950 of 10.06.2003	16.06.2003	10-11 GHz

Sosnovskoe – Elizarovo	№ 1018907 of 02.06.2003	28.05.2008	10-11 GHz
Sosnovskoe – Davydovskoe	№ 1025058 of 02.06.2003	25.05.2008	10-11 GHz
Arzamas – Cherenukha	№ 1024969 of 18.06.2008	18.06.2008	10-11 GHz
Arzamas – Abramovo – Vasiliev Vrag – Pustyn – Lomovka – Kirillovka – Kazakovo – Morozovka – Novyi Usad – Tumanovo – Shatovka			10-11 GHz
Vad – Annenskyi karier MWR-2604	№ 1025680 of 26.06.2003	18.06.2008	14-15 GHz
Diveevo – B.Cherevatovo MWR-4069	№ 1024971 of 26.06.2003	19.06.2008	10-11 GHz
Glikhovo – Diveevo MWR-4070			10-11 GHz
Arzamas - Lomovka	№ 1003304 of 26.06.2003	19.06.2008	10-11 GHz
Pustyn – Arzamas	№ 1003303 of 26.06.2003	19.06.2008	10-11 GHz
Abramovo – Vasiliev Vrag	№ 1003302 of 26.06.2003	19.06.2003	10-11 GHz
Arzamas – Novyi Usad	№ 1003308 of 26.06.2003	19.06.2008	10-11 GHz
Arzamas – Morozovka	№ 1003307 of 26.06.2003	19.06.2008	10-11 GHz
Arzamas – Kazakovo	№ 1003306 of 26.06.2003	19.06.2008	10-11 GHz
Kirillovka – Arzamas	№ 1003305 of 2.06.2003	19.06.2008	10-11 GHz
Glukhovo – Diveevo	№ 1024972 of 26.06.2003	18.06.2008	10-11 GHz
Arzamas – Shatovka	1003310 of 26.06.2003	18.06.2008	10-11 GHz
Arzamas – Tumanovo	№ 1003309 of 26.06.2003	19.06.2008	10-11 GHz
Arzamas - Abramovo	№ 1003300 of 26.06.2003	19.06.2008	10-11 GHz
Bor – Linda Bor - Ostanino MWR-4084	№ 1024153 of 10.06.2003	03.06.2008	10-11 GHz
Bor – Krasnaya sloboda MWR-4066	№ 1024154 of 10.06.2003	03.06.2008	10-11 GHz
Bor – Bolshoe Orlovskoe MWR-3046			10-11 GHz
Balakhna - Balakhna - Rylovo Balakhna – Maloe Kozino Balakhna - Lukino Balakhna – Shalimovo - Konevo	№ 1024155 of 10.06.2003	03.06.2008	10-11 GHz

Balakhna - Sovkhoznyi Balakhna - Gidrotorf Balakhna – B. Kozino MWR-1633			
Balakhna - Sovkhoznyi MWR-4569			10-11 GHz
Balakhna - Gidrotorf MWR-4360	№ 1024157 of 10.06.2003	03.06.2008	14-15 GHz
Balakhna - Pravdinsk MWR-4354			10-11 GHz
Balakhna – settlement 1 May			10-11 GHz
Balakhna - Istomino	1021512 of 21.08.2003	15.08.2008	7-8 GHz
Gorodets – boarding house Burevestnik MWR-4515	№ 1024160 of 10.06.2003	03.06.2008	7-8 GHz
Gorodets – Zavolzhie MWR-1253	№ 1024160 of 10.06.2003	03.06.2008	7-8 GHz
Gorodets – Zavolzhie MWR-3143	№ 1024158 of 10.06.2003	To 03.06.2008	10-11 GHz
Gorodets – Serkovo MWR- 0638			
Gorodets – Voronino	№ 1020535 of 22.09.2003	to 09.09.2008	10-11 GHz
Bor town – settlement Zheleznodorozhnyi	№ 1018954 of 08.10.2003	to 24.09.2008	10-11 GHz
Settlement Sokolskoe – village Pushkarevo	№ 1023657 of 09.10.2003	to 24.09.2008	10-11 GHz
Gorodets – Fedurino	№ 1020521 of 21.08.2003	15.08.2008	10-11 GHz
Semenovo Shaldezhka	№ 1003324 of 06.08.2003	25.07.2008	10-11 GHz
Chkalovsk – Vershilovo	№ 1003326 of 06.08.2003	25.07.2008	10-11 GHz
Voskresenskoe – Vozdvizhenskoe	№ 1003332 of 06.08.2003	25.07.2008	10-11 GHz
Gorodets – Sokolskoe MWR-4640	№ 1024159 of 10.06.2003	03.06.2008	10-11 GHz
Kovernino – Khokhloma MWR-4359	№ 1024161 of 10.06.2003	03.06.2008	10-11 GHz
Varnavino – Severnyi	№ 52_4871 of 13.10.2003	to 13.10.2006	60-74 MHz
Shakhuniya – village Vakhtan MWR-0840	№ 1025155 of 21.06.2003	to 10.06.2008	7-8 GHz
Bolshoe Karpovo – Uren MWR-4938	№ 1013928 of 06.08.2003	to 29.07.2008	10-11 GHz

Shakhuniya – Uren MWR-0839	№ 1025127 of 21.06.2003	to 10.06.2008	7-8 GHz
Shakhuniya – B.Shirokoe MWR-4439	№ 1025130	10.06.2008	10-11 GHz
Varnavino – Gorki MWR-1874	№ 1025148 of 21.06.2003	10.06.2008	10-11 GHz
Varnavino – Krasnie Baki MWR-0307	№ 1025175 of 21.06.2003	10.06.2008	7-8 GHz
Uren – Semenovo MWR-4939	№ 1003296 of 21.06.2003	10.06.2008	10-11 GHz
Uren – Vetluga MWR-4937	№ 1003291 of 21.06.2003	10.06.2008	10-11 GHz
Shakhuniya - Vetluga	№ 1025118 of 21.06.2003	10.06.2008	7-8 GHz
Shakhuniya – Sharanga MWR-1846	№ 1025129 of 21.06.2003	10.06.2008	7-8 GHZ
Sharanga – Ustinskoe MWR-4936	№ 1003293 of 21.06.2003	10.06.2008	10-11 GHz
Akaty – Chernoe MWR-5656	№ 1005270 of 21.06.2003	10.06.2008	10-11 GHz
Shakhuniya – Tonshaevo MWR-5668	№ 1009855 of 21.06.2003	10.06.2008	7-8 GHZ
Krasnie Baki – Voskresenskoe MWR-2645	№ 1025170 of 21.06.2003	10.06.2008	7-8 GHz
Uren – Ariya MWR-4938	№ 1013933 of 02.06.2003	28.05.2008	10-11 GHz
Nizhny Novgorod – Bor MWR-5120	№ 1003334 of 22.09.2003	to 09.09.2008	7-8 GHz
Nizhny Novgorod – Dzerzhinsk MWR-0557	№ 1027554 of 22.09.2003	to 09.09.2008	7-8 GHz
Nizhny Novgorod – Balakhna – Gorodets MWR-0369	№ 1027553 of 22.09.2003	to 09.09.2008	7-8 GHz
Nizhny Novgorod – Balakhna – Gorodets MWR-2873	№ 1027551 of 22.09.2003	to 09.09.2008	10-11 GHz
Druzhnyi – Zhdanovskyi MWR-4372 of 26.06.2001	№ 1025001 of 18.06.2003	10.06.2008	10-11 GHz
Village Prosek – village Kislovka MWR-3915	№ 1025013 of 18.06.2003	10.06.2008	10-11 GHz
Sechenovo town – Talyzino MWR-4331	№ 1025017 of 18.06.2003	10.06.2008	10-11 GHz
Sechenovo town – village M.Ryabushkino MWR-1126	№ 1025002 of 18.06.2003	10.06.2008	10-11 GHz
Urazovka – Salgany MWR-4408	№ 1024984 of 18.06.2003	10.06.2008	10-11 GHz
Kstovo – Afonino MWR-3041	№ 1024989 of 18.06.2003	10.06.2008	10-11 GHz
Sergach – Sergachskyi	№ 1003311 of 18.06.2003	10.06.2008	10-11 GHz

Nizhegorodsakhar MWR-4919			
Lyskovo – Makarievo MWR-4412	№ 1025018 of 18.06.2003	10.06.2008	10-11 GHz
Buturlino – Valgusy MWR-3829	№ 1024981 of 18.06.2003	10.06.2008	10-11 GHz
Bakaldy – Kamenishchy MWR-4046	№ 1024982	10.06.2008	10-11 GHz
Fokino – Kuzmiyar	№ 1029117 of 05.08.2003	31.07.2008	10-11 GHz
Mikhailovskoe – Fokino	№ 1021476 of 05.08.2003	31.07.2008	10-11 GHz
Kantaurovo – Sitnitki	№ 1018084 of 21.08.2003	21.08.2003	7-8 GHz
Ulyanovsk city	№ 17-03-33/20434 of 24.04.2003	17.02.2008	1880-1900 MHz
Kirov Poroshino Gagino	№ 1022527 of 03.10.2003	28.09.2008	1880-1900 MHz
Saransk town, Settlement Atyashevo, Settlement Kremlya, Settlement Turgenevo, Settlement Potjma, Village Dubenki, Village Tengushevo, Village Lukhovka Village Zykovo	№ 17-03-33/16505 of 08.04.2003	08.04.2008	1880-1900 MHz
Ruzaevka town Kovylkino town Tengushevo town Dubenki town	№ 17-03-33/45471 of 25.10.2002	30.09.2007	1880-1900 MHz
Orenburg city	№ 17-03-33/53358 of 10.12.2002	20.11.2007	1880-1900 MHz
Izhevsk city	№ 17-03-33/53337 of 10.12.2002	20.11.2007	1880-1900 MHz
Glazov town Mozhga town Igra town Sarapul town	№ 17-03-33/47476 of 10.11.2002	30.09.2007	1880-1900 MHz
Glazov	№ 1025282 of 29.09.2003	26.09.2008	1880-1900 MHz

Votkinsk Izhevsk Sarapul	№ 1014972 of 04.07.2003	30.06.2008	1880-1900 MHz
Kstovo town Settlement Afonino of Kstovo's district	№ 17-03-33/19861 of 23.04.2003	17.04.2008	1880-1900 MHz
Settlement Varnavino – settlement Voskhod	№ 52-2632 of 03.06.2003	03.06.2006	307;343
Vetluga town – village Voznesenie	№ 52-2636 of 03.06.2003	03.06.2006	307;343
Settlement Tonshaevo – village Vyakshener	№ 52-2638 of 03.06.2003	03.06.2006	307;343
Settlement Tonshaevo – settlement Kazener	№ 52-2640 of 03.06.2003	03.06.2006	307;343
Settlement Tonshaevo – settlement Yuzhnyi	№ 52-2642 of 03.06.2003	03.06.2006	307;343
Uren town – settlement Ariya	№ 52-2644 of 03.06.2003	03.06.2006	307;343
Uren town – village B.Kozlyana	№ 52-2646 of 03.06.2003	03.06.2006	307;343
Uren town – village Chernoe	№ 52-2648 of 03.06.2003	03.06.2006	307;343
Settlement Varnavino – settlement Mirnyi	№ 25-2634 of 03.06.2003	03.06.2006	307;343
Uren – Mineevo	№ 52-2821 of 16.06.2003	16.06.2006	307;343
Uren – Vyazovoe	№ 52-2823 of 16.06.2003	16.06.2006	307;343
Uren – Krasnyi Yar	№ 52-2825 03.06.2003	16.06.2006	307;343
Rabotki - settlements	№ 52-2996 of 24.06.2003	24.06.2006	307;343
Kstovo – settlements	№ 52-2995 of 24.06.2003	24.06.2003	307;343
Verkhovskoe - Berestyanka	№ 52-4579 of 24.09.2003	24.09.2006	307;343

Appendix to item 6.6. **Data on the transactions made by the issuer, in which there was interest.**

№	Contracting party	Contracting party organizational-legal form	Contract №	Signature date	Effective date	Provided services	Contract amount , VAT including	Note
1	RTK-LEASING	OJSC	884-204/03	02.07.03.	02.07.03.	Financial leasing of movable assets of EWSD switching equipment for Public ATX-6 (expansion, total 12100 ports) (Samara city)	€ 815 982,14	The contract becomes effective since the signature date
2	RTK-LEASING	OJSC	883-204/03	02.07.03.	02.07.03.	Financial leasing of movable assets of EWSD switching equipment for Public ATX -9, Toliyatti town (expansion 1 , total 6104 ports) (Samara's branch)	€ 431 148,01	The contract becomes effective since the signature date
3	RTK-LEASING	OJSC	740-204/03	29.07.03.	29.07.03.	Financial leasing of movable assets of ATX-32, C&C08 in Dzerzhinsk town, total 11028 ports (Nizhny Novgorod's branch)	$ 581 063,34	The contract becomes effective since the signature date
4	RTK-LEASING	OJSC	741-204/03	29.07.03.	29.07.03.	Financial leasing of movable assets Nizhny Novgorod Public ATX-44,45,48 total 18864 ports (Nizhny Novgorod's branch)	$ 1 061 357,67	The contract becomes effective since the signature date
	Total in Euro						€ 1 247 130,15	
	Total in US$						$ 1 642 421,01	
	Total in rubles (at the rate of 1 Euro = 34,9269 rubles; 1 $ = 29,8189 rubles)						**92 533 577,89**	

Appendix to item 3.2.9 **Data on the issuer's licenses.**

№№	LICENSE NAME	LICENSE NUMBER ISSUE DATE AND VALIDY TERM	THE NAME OF THE BODY ISSUED THE LICENSE
1.	Provision of services of local and intrazonal telephone communication	№ 23245 of 04.10.2002 (to 04.10.2012);	License of RF Ministry on communication and informatization
2.	Provision of services of local, long distance and international telephone communication (by using the network of call offices, payphone network)	№ 24345 of 28.11.2002 (to 28.11.2007);	License of RF Ministry on communication and informatization
3.	To let communication channels on lease	№ 23246 of 12.09.2002 (to 12.09.2007);	License of RF Ministry on communication and informatization
4.	Provision of services of telematic services	№ 23240 of 01.08.2002 (to 01.08.2007);	License of RF Ministry on communication and informatization
5.	Provision of services of telegraph communication	№ 23243 of 14.11.2002 (to 14.11.2007);	License of RF Ministry on communication and informatization
6.	Provision of services of data transfer	№ 23241 of 01.08.2002 (to 01.08.2007);	License of RF Ministry on communication and informatization
7.	Provision of services of broadcasting audio programs over wire broadcasting network	№ 23721 of 12.09.2002 (to 12.09.2007);	License of RF Ministry on communication and informatization
8.	Provision of services of cellular radio telephone communication in the frequency range: NMT-450 MHz GSM- 900/1800 MHz IMT-MC 450	№ 23242 of 14.11.2002 (to 01.02.2006); № 23244 of 28.11.2002 (to 17.03.2010); № 27602 of 18.08.2003 (to 18.08.2013);	License of RF Ministry on communication and informatization
9.	Provision of services of mobile radio telephone communication	№ 24343 of 28.11.2002 (to 28.11.2005);	License of RF Ministry on communication and informatization
10	Provision of services of personal radio call	№ 24344 of 28.11.2002 (to 28.11.2005);	License of RF Ministry on communication and informatization
11	Services of personal radio	№ 11917 of 31.10.2002	License of RF Ministry on

	call over FM VHF	(to 08.04.2004);	communication and informatization
12	Provision of services of broadcasting TV programs over cable TV network	№ 17234 of 31.10.2002 (to 25.01.2006); № 20830 of 31.10.2002 (to 18.01.2007); № 14602 of 31.10.2002 (to 09.03.2005); № 14461 of 31.10.2002 (to 09.03.2005); № 25379 of 31.10.2002 (to 14.03.2006); № 26974 of 23.05.2003 (to 23.05.2008); № 27620 of 18.08.2003 (to 18.08.2006);	License of RF Ministry on communication and informatization
13.	Provision of services of on-air broadcasting of audio programs	№ 17571 of 31.10.2002 (to 15.03.2006); № 19983 of 31.10.2002 (to 08.11.2006); № 15426 of 31.10.2002 (to 19.05.2005); № 12282 of 31.10.2002 (to 24.06.2004); № 23257 of 31.10.2002 (to 01.08.2005);	License of RF Ministry on communication and informatization
15.	Provision of services of on-air broadcasting of TV programs	№ 16383 of 31.10.2002 (to 17.10.2005); № 23264 of 31.10.2002 (to 20.05.2007); № 23257 of 31.10.2002 (to 01.08.2005); № 12282 of 31.10.2002 (to 24.06.2004); № 25357 of 14.03.2003 (to 14.03.2006);	License of RF Ministry on communication and informatization
16	Provision of services of mobile radio communication	№ 26275 of 23.05.2003 (to 23.05.2006);	License of RF Ministry on communication and informatization
17.	For carrying out medical activity	№ Г 793689 М 147 of 03.04.2003 (to 03.04.2008); № 1421-П of 27.12.2002 (to 27.12.2007);	Nizhny Novgorod registration chamber Ministry of Public Health of Udmurtiya Republic;
18.	Activity on construction of buildings and structures of I and II levels of responsibility in accordance with the state	ГС-4-52-02-26-0-5260901817-002029-2 of 09.01.2003 (to 09.01.2008);	RF state committee on construction and housing and municipal complex;

	standard	ГС-4-52-02-22-0-5260901817-001771-1 of 03.10.2002(to 03.10.2007); Д 324172 of 14.06.2002 (to 14.06.2007); ГС-4-52-02-22-0-5260901817-001732-1 of 19.09.2002 (to 19.09.2007)	
19.	Activity for fire prevention and extinguishing	№ 1/01031 of 21.05.2003 (to 21.05.2008);	Russia's EMERCOM State department of state fire fighting service
20.	Carrying out works on installation, repair and servicing of fire fighting means ensuring fire security of buildings and constructions	№ 2/01817 of 21.05.2003 (to 21.05.2008);	Russia's EMERCOM State department of state fire fighting service
21.	Carrying out surveying and mapping activities: 1. Geodesical works during engineering surveying, construction and operation of buildings and structures, land surveying, keeping cadastres, and other surveys; 2. topographic survey of general purpose and its control at 1:500- 1:10000 scale topographic survey of ground and underground constructions at 1:500- 1:5000 scale	ВВГ-00312 of 23.12.2002 (to 23.12.2007); ВВГ-00313к of 23.12.2002 (to 23.12.2007);	Federal service of surveying and mapping of Russia Upper – Volga territorial zone
22.	Retail sale of alcoholic products	№ Д 054086 1692 of 27.12.2002 (to 26.12.2005); № 05679-42 of 21.02.2003 (to 21.02.2006);	Ministry of trade and household services of Udmurtiya Republic Penza's oblast committee on licensing
23.	Activities and provision of services in the area of protecting state secrets	№ 111 of 11.12.2002 № 154 of 29.01.2003 № 524 of 09.12.2002 № 194 of 17.06.2003 № 266 of 21.08.2003	Territorial departments of Federal Security Service
24.	Carrying out the activities and provision of services for protection of state secret related to operation of cryptoservice	ЛФ/07-615-52 of 31.03.1999	Federal Agency for Security of Communication and Information

25.	Educational activity	№ 534 Series A056696 of 22.2000 (to 22.06.2003); № 43/TO-5/53-0 of 24.04.2001 (to 24.04.2006);	Committee on licensing, attestation and state accreditation in the area of education with the Government of Udmurtiya Republic, department of education of Kirov's oblast
26.	Transportation of passengers by automobile transport	№ ACC 52 000640 of 15.10.2002 (to 14.10.2007);	Licensing chamber
27.	Transportation of passengers by motor transport	№ ГСС 52 000639 of 15.10.2002г. (to 14.10.2007);	Licensing chamber
28.	Works with the use of data making up state secret	№ 265 of 21.08.2003 № 523 of 09.12.2002 № 523/1 of 19.12.2002 № 523/2 of 19.12.2002 № 523/3 of 19.12.2002 № 523/4 of 19.12.2002 № 523/5 of 19.12.2002 № 126 of 09.04.2003 № 126/1 of 09.04.2003 №126/2 of 09.04.2003 №277/1 of 11.07.2003 № 277 of 11.07.2003 № 193 of 17.06.2003 № 152 of 17.03.2003 №152/1 of 17.03.2003 № 153 of 29.01.2003 № 153/4 of 29.01.2003 № 153/3 of 29.01.2003 № 153/2 of 29.01.2003 № 153/1 of 29.01.2003 ЛЗ/180 of 09.12.2002 № 110 of 11.12.2002 № 110/1 of 11.12.2002 № 406 of 17.02.2003	Territorial departments of Federal Security Service
29	For radio broadcasting: Mass medium "Volna" Mass medium "MIR" Mass medium "Pulse of Nizhny"	Series Radio Broadcasting № 7557 of 13.08.2003 (to 13.08.2008); Series Radio Broadcasting № 7651 of 23.09.2003 (to 03.07.2005); Series Radio Broadcasting № 7667 of 24.09.2003 (to 24.09.2008); Series Radio Broadcasting № 7219 of 24.04.2003 (to 25.01.2006); Series Radio Broadcasting	RF Ministry on press, TV and radio broadcasting, and mass media

	Mass medium “Atlas” Mass medium “Retro-Aliyans”	№ 7218 of 24.04.2003 (to 12.11.2006г.); Series TV № 7465 of 08.07.2003 (to 07.09.2005); Series PB № 7363 of 09.06.2003 (to 16.02.2006);	

Appendix to item 7.2. **Quarterly financial statement**

ACCOUNTING BALANCE-SHEET

			CODES
		Form № 01 by OKUD	**0710001**
As of	**October 1, 2003**	Date (year, month, day)	
Organization	**OJSC “VolgaTelecom”**	By OKPO	**01142788**
Identification taxpayer number	**5260901817**	ITN	5260901817
Activity	**communication**	By OKVED	523000
Organizational-legal form/form of property	**OJSC**	by OKOPF/OKFC	**47 / 16**
Measure unit:	**Thousand rubles**	By OKEI	**384**
Address:	**603000, Nizhny Novgorod, Gorky square, Post House**		
		Date of approval	
		Date of sending (acceptance)	29.10.2003

ASSETS	Line code	By the beginning of the report period	By the end of the report period
1	2	3	4
I. NON-CIRCULATING ASSETS **Intangible assets**	110	60	37

including: patents, licenses, trade marks (service marks), other similar rights and assets	111	60	37
organization costs	112	-	-
Business reputation of the organization	113	-	-
Fixed assets	120	12410903	13344438
including: land assets and objects of environmental management	121	2702	2702
buildings, constructions, machines and the equipment	122	11347735	12335169
Uncompleted construction	130	859593	1739200
Profitable investments in material assets	135	104	104
including: Assets for leasing	136	-	-
Assets provided under the contract of hire	137	104	104
Long-term financial investments	**140**	72316	700099
including: investments into affiliated companies	141	2138	651757
Investments into dependent companies	142	33180	22164
Investments into other organizations	143	20382	21357
loans provided to organizations for the term over 12 months	144	-	-
other long-term financial investments	145	16616	4821
Other non-circulating assets	150		17820
Total for section I	**190**	13342976	15801698

ASSETS	Line code	By the beginning of the report period	By the end of the report period
1	2	3	4
II. CIRCULATING ASSETS **Inventory**	**210**	443555	1251706
including: primary commodities, materials and other similar values	211	339006	434196
livestock for rearing and fattening	212	4	4
Expenses in work in progress (distribution costs)	213	1456	2085
Finished products and goods for resale	214	52434	49067
Goods shipped	215	187	164
Expenditures of future periods	216	50468	766190
Other inventory and expenses	217		
VAT on the acquired values	220	569731	686626
Accounts receivable (payments expected in over 12 months after report date)	**230**	27343	31530
including: buyers and customers	231	-	4366
bills receivable	232	-	-
debts of affiliated and dependent companies	233	-	-

advances given	234	5662	5492
other debtors	235	21681	21672
Accounts receivable (payments expected within 12 months after report date)	**240**	1090128	1695123
including:			
buyers and customers	241	816949	1258760
bills receivable	242	1666	386
debts of affiliated and dependent companies	243	-	-
debts of participants (founders) on contributions in a charter capital	244	-	-
advances given	245	130083	212114
other debtors	246	141430	223863
Short-term financial investment	250	13233	9297
including:			
loans, given to organizations for the term less than 12 months	251	-	-
own shares, redeemed from shareholders	252	-	-
other short-term financial investments	253	-	-
Money funds	**260**	145563	256093
including:			
cash	261	6073	8974
settlement accounts	262	122737	214564
foreign-currency-denominated accounts	263	3	5
other money funds	264	16750	32550
Other circulating assets	270	-	-
Section II Total	**290**	2289553	3930375
BALANCE (sum of lines 190+290)	**300**	15632529	19732073

LIABILITIES	Line code	By the beginning of the report period	By the end of the report period
1	2	3	4
III. CAPITAL AND RESERVES			
Charter capital	410	1639765	1639765
Additional capital	420	4139098	4129565
Reserve capital,	**430**	72832	81988
including:			
Reserve fund formed according to legislation	431	72832	81988
Reserves formed according to constituent documents	432	-	-
Fund for social costs	440	-	-
Undistributed profit of prior years	460	5652172	5331146
Expenditures of prior years not covered by financing	465	-	-
Undistributed profit of the report year	470	-	1545819
Not covered losses of the report year	475	-	-
Section III Total	**490**	11503867	12728283

IV. LONG-TERM LIABILITIES			
Loans and credits	**510**	369118	1862043
including:			
bank credits payable in more than 12 months after report date	511	226982	761874
borrowings payable in more than 12 months after report date	512	142136	1100169
Other long-term liabilities	520	470370	908093
Section IV Total	**590**	839488	2770136
V. SHORT-TERM LIABILITIES			
Loans and credits	**610**	945005	908449
including:			
bank credits, payable in 12 months after report date	611	781693	717364
loans, payable in 12 months after report date	612	163312	191085
Payables,	**620**	2078012	2854564
including:			
suppliers and contractors	621	1007302	1504509
bills payable	622	12310	11239
debt to affiliated and controlled companies	623	-	-
wage arrears	624	110729	152604
Debt to social funds and insurance	625	45486	70125
amounts owned to the budget	626	289170	474582
advance payments received	627	293303	264847
other creditors	628	319712	376658
debt to participants (founders) in profit payment	630	56671	244098
Income of future periods	640	209486	226543
Reserve for future expenses and payments	650	-	-
Other short-term liabilities	660	-	-
Section V Total	**690**	3289174	4233654
BALANCE (sum of lines 490+590+690)	**700**	15632529	19732073

REFERENCE TO AVAILABLE VALUES REPRESENTED IN EXTRA-BALANCE ACCOUNTS

Item description	Line code	By the beginning of the report period	By the end of the report period
1	2	3	4
Rented fixed assets	910	171776	238222
Including: leasing	911	160395	221126
Stocks in safe custody	920	989	23424
Materials accepted for processing	921	-	-
Equipment accepted for installation	922	-	56446
Commodities accepted for commission	930	800	1929
Receivables written-off as a loss of insolvent debtors	940	177340	178319

Collaterals received	950	-	1459
Collaterals paid	960	1903425	4394438
Housing fund amortization	970	39169	31586
Depreciation of land development facilities and similar objects	980	-	1978
Registered high-security forms	990	15638	8700
Fixed assets granted on lease	991	42785	49334
Inventory and utility accessories	992	156537	161513
Communications services payment means	993	10159	36371

REFERENCE ON NET ASSETS COST

Item description	Line code	By the beginning of the report period	By the end of the report period
1	2	3	4
Net assets	1000	11713353	12954826

PROFIT AND LOSS STATEMENT

		Form № 02 by OKUD	**0710002**
For 9 months of year 2003		Date (year, month, day)	
Organization	**OJSC "VolgaTelecom"**	By OKPO	**01142788**
Identification taxpayer number	**5260901817**	ITN	5260901817
Activity	**communication**	By OKDP	52300
Organizational-legal form/form of property	**OJSC**	By OKOPF/OKFC	**47 / 16**
Measure unit:	**Thousand rubles**	By OKEI	**384**

Date of approval	
Date of sending (acceptance)	29.10.2003

Item description	Line code	For the report period	For the similar period of the prior year
1	2	3	4

I. Income and expenditures from common activities			
Proceeds (net) from sale of goods, production, works, services (excluding VAT)	010	10338367	7894269
Including from sales of communication services	011	10030447	7626021
Prime cost of sold goods, production, works, services	020	-7381872	-5564577
Communication services including	021	-7136004	-5322463
Gross profit	**029**	2956495	2329692
Commercial expenses	030	-	-
Administrative expenses	040	-	-
Profit (loss) from sales (lines 010 -020)	**050**	2956495	2329692
II. Operational incomes and expenses			
Interest receivable	060	9088	1823
Interest due	070	-169375	-95330
Incomes of participation in other organizations	080	17548	7613
Other operational incomes	090	205492	91788
Other operational expenses	100	-542571	-579443
III. Non-operating gains and expenses			
Non-operating gains	120	170664	118558
Non-operating expenses	130	-502760	-444384
Profit (loss) before tax (lines 050+060-070+080+090-100+120-130)	**140**	2144581	1430317
Profit tax and other similar obligatory payments	150	-599574	-346336
Profit (loss) from common activity	**160**	1545007	1083981
IV. Extraordinary gains and expenses			
Extraordinary gains	170	1 015	136
Emergency expenses	180	-203	-17
Net profit (undistributed profit (loss) of the report period (lines 160+170-180)	**190**	1545819	1084100

Item description	Line code	For the report period	For the similar period of the prior year
1	2	3	4
For reference: Dividends per share:*			
preferred A type	**201**	-	-
ordinary	**202**	-	-
		3	
The sums of dividends per share assumed in the next accounting year :*			
preferred A type	**203**	-	-
ordinary	**204**	-	-
		3	4
Dividends per share:*			
preferred B type	**205**	-	-
		3	
The sums of dividends per share assumed in the next accounting year :*			
preferred B type	**206**	-	

* It is filled in annual accounting financial statements.

Explanation of separate profits and losses

Item description	Line code	For the report period		For similar period of the previous year	
		profit	loss	profit	loss
1	2	3	4	5	6
Penalties, interest fines and the late payment fees recognized or according to decisions of court (arbitration court) on their collecting	210	14749	-4620	13618	-3951
Profit (loss) of the past years	220	13988	-27269	4 666	-12161
Indemnification of damage, caused by default or inadequate execution of obligations	230	39446	-2264	31693	-1031
Exchange rate differences in operations with foreign currency	240	38980	-59269	11310	-41671
Decrease(Reduction) in the prime cost of inventories(stocks) by the accounting period end	250	-	-	-	-
Write-off of debtor and creditor debts, with term of limitation of actions expired	260	667	-941	2623	-6090

AUTHORIZED
by the board of directors of OJSC "VolgaTelecom"
The minutes № 22 of 13.02.2003

Deputy Chairman of the Board of Directors V.F.Lyulin

(Signature)

L.S.

THE QUARTERLY REPORT

OF THE ISSUER OF ISSUE SECURITIES

For: Quarter IV of 2002

Open joint-stock company "VolgaTelecom"

Code of the Issuer: 00137-A

Location: the Russian Federation, Nizhniy Novgorod, M. Gorky sq., Post House

Mail address: 603000, the Russian Federation, Nizhniy Novgorod, M. Gorky sq., Post House

The information contained in the present quarterly report, is subject to disclosing according to the legislation of the Russian Federation on securities

General director V.F.Lyulin

(Signature)

Chief accountant N.I.Popkov

(Signature)

13.02.2003

(L.S.)

The contact person: *Mironova Elena Petrovna*
The expert under securities
Phone: *(8312342210* Fax: *(8312306768*
E-mail address: tn@sinn.ru

A. Issuer Data

9. Long title of the Issuer.

Открытое акционерное общество "ВолгаТелеком"
Open Joint Stock Company "VolgaTelecom"

10. Abbreviated name.

ОАО "ВолгаТелеком"
OJSC "VolgaTelecom"

11. Information on changes in the name and form of incorporation of the issuer.

Open joint-stock company "Svyazinform" of the Nizhniy Novgorod Region
OJSC "Nizhegorodsvyazinform"
Introduced:12.08.1996

Open joint-stock company "Svyazinform" of the Nizhniy Novgorod Region
Open Company " Nizhegorodsvyazinform "
Entry: *15.12.1993*

The state enterprise of telecommunication and computer science "Rossvyazinform" of the Nizhniy Novgorod Region
GPSI "Rossvyazinform"
Introduced:1.04.1991

Current Name Introduced: 28.06.2002

12. Information on the state registration of the issuer and his licenses.

Date of the state registration of the issuer: *15.12.1993*
Number of the certificate of the state registration (other document confirming the state registration of the issuer): *448*
The state registration body: *Administration of city of a Nizhniy Novgorod*

Licenses:
Number: *325542 № 523*
Issue date: *6.12.2002*
Validity: *till 9.12.2007*
The licensing body: *Department of the Federal Security Service of Russia in Nizhniy Novgorod Region*
Activities: *realization of works with use of the information making the state secret*

Number: *325543 № 524*
Issue date: *9.12.2002*
Validity: *till 9.12.2007*
The licensing body: *Department of the Federal Security Service of Russia in Nizhniy Novgorod Region*
Activities: *realization of actions and (or) rendering of services in the field of protection of the state secret*

Number: *Д 309529 № ГС-4-52-02-22-0-5260901817-001732-1*
Issue date: *19.09.2002*
Validity: *till 20.09.2007*
The licensing body: *The state committee of the Russian Federation on construction and municipal housing complex*

Activities: ***realization of activity on construction of buildings and constructions of I and II levels of responsibility according to state standard***

Number: *Д 280930 № ГС-4-52-02-22-0-5260901817-001771-1*
Issue date: *3.10.2002*
Validity: *till 4.10.2007*
The licensing body: ***The state committee of the Russian Federation on construction and municipal housing complex***
Activities: ***realization of activity on construction of buildings and constructions of I and II levels of responsibility according to state standard***

Number: *A 022746 № 23243*
Issue date: *14.11.2002*
Validity: *till 14.11.2007*
The licensing body: ***The ministry of the Russian Federation of telecommunication and informations***
Activities: ***cable telecommunication services***

Number: *And 022633 № 23240*
Issue date: *1.08.2002*
Validity: *till 1.08.2007*
The licensing body: ***The ministry of the Russian Federation of telecommunication and informations***
Activities: ***telematic services***

Number: *A 022744 № 23241*
Issue date: *1.08.2002*
Validity: *till 1.08.2007*
The licensing body: ***The ministry of the Russian Federation of telecommunication and informations***
Activities: ***data transfer services***

Number: *A 022745 № 23242*
Issue date: *14.11.2002*
Validity: *till 1.02.2006*
The licensing body: ***The ministry of the Russian Federation of telecommunication and informations***
Activities: ***cellular radio telephone telecommunication in the range of 450 MHz services***

Number: *A 022747 № 23244*
Issue date: *28.11.2002*
Validity: *till 17.03.2010*
The licensing body: ***The ministry of the Russian Federation of telecommunication and informations***
Activities: ***cellular radio telephone telecommunication in the range of 900 MHz services***

Number: *A 022748 № 23245*
Issue date: *4.10.2002*
Validity: *till 4.10.2012*
The licensing body: ***The ministry of the Russian Federation of telecommunication and informations***
Activities: ***local and intrazonal telecommunication services***

Number: *A 022749 № 23246*
Issue date: *12.09.2002*
Validity: *till 12.09.2007*

The licensing body: *The ministry of the Russian Federation of telecommunication and informations*
Activities: *liaison channels leasing*

Number: *A 023240 № 23721*
Issue date: *12.09.2002*
Validity: *till 12.09.2007*
The licensing body: *The ministry of the Russian Federation of telecommunication and informations*
Activities: *services of sound programs relay through a wire broadcast network*

Number: *A 016817 № 17571*
Issue date: *15.03.2001*
Validity: *till 15.03.2006*
The licensing body: *The ministry of the Russian Federation of telecommunication and informations*
Activities: *sound programs radio relay services*

Number: *A 013502 № 14461*
Issue date: *31.10.2002*
Validity: *till 9.03.2005*
The licensing body: *The ministry of the Russian Federation on telecommunication and informations*
Activities: *cable TV network television programs broadcasting services*

Number: *A 007610 № 8582*
Issue date: *31.10.2002*
Validity: *till 31.01.2003*
The licensing body: *The ministry of the Russian Federation of telecommunication and informations*
Activities: *television programs air broadcasting services*

Number: *A 011617 № 12282*
Issue date: *31.10.2002*
Validity: *till 24.06.2004*
The licensing body: *The ministry of the Russian Federation of telecommunication and informations*
Activities: *air broadcasting of television and sound programs and transfer of additional information services*

Number: *a 008741 № 9648*
Issue date: *31.10.2002*
Validity: *till 2.04.2003*
The licensing body: *The ministry of the Russian Federation of telecommunication and informations*
Activities: *cable TV network television programs broadcasting services*

Number: *A 015548 № 16383*
Issue date: *31.10.2002*
Validity: *till 17.10.2005*
The licensing body: *The ministry of the Russian Federation of telecommunication and informations*
Activities: *television programs air broadcasting services*

Number: *A 016609 № 17234*
Issue date: *31.10.2002*
Validity: *till 25.01.2006*
The licensing body: *The ministry of the Russian Federation on telecommunication and informations*

Activities: *cable TV network television programs broadcasting services*

Number: *A 020214 № 20830*
Issue date: *31.10.2002*
Validity: *till 18.01.2007*
The licensing body: *The ministry of the Russian Federation of telecommunication and informations*
Activities: *cable TV network television programs broadcasting services*

Number: *a 011203 № 11917*
Issue date: *31.10.2002*
Validity: *till 8.04.2004*
The licensing body: *The ministry of the Russian Federation of telecommunication and informations*
Activities: *services of personal radiocall with channeling of VHF in FM network*

Number: *A 022760 № 23257*
Issue date: *31.10.2002*
Validity: *till 1.08.2005*
The licensing body: *The ministry of the Russian Federation of telecommunication and informations*
Activities: *television and sound programs air broadcasting services*

Number: *A 014514 № 15426*
Issue date: *31.10.2002*
Validity: *till 19.05.2005*
The licensing body: *The ministry of the Russian Federation on telecommunication and informations*
Activities: *sound programs radio relay services*

Number: *A 022767 № 23264*
Issue date: *31.10.2002*
Validity: *till 20.05.2007*
The licensing body: *The ministry of the Russian Federation of telecommunication and informations*
Activities: *television programs air broadcasting services*

Number: *A 023934 № 24345*
Issue date: *28.11.2002*
Validity: *till 28.11.2007*
The licensing body: *The ministry of the Russian Federation of telecommunication and informations*
Activities: *granting of services local. Inter-city and international telecommunication*

Number: *A 013635 № 14602*
Issue date: *22.03.2001*
Validity: *till 9.03.2005*
The licensing body: *The ministry of the Russian Federation of telecommunication and informations*
Activities: *cable TV network television programs broadcasting services*

Number: *A 019339 № 19983*
Issue date: *8.11.2001*
Validity: *till 8.11.2006*
The licensing body: *The ministry of the Russian Federation of telecommunication and informations*
Activities: *sound programs radio relay services*

13. Identification number of the tax payer.
5260901817

14. the issuer's activity sector.
SIC codes:
52300

15. Location, mail address of the issuer and contact phones.
Location: *the Russian Federation, Nizhniy Novgorod, M. Gorky sq., Post House*
Mail address: *603000, the Russian Federation, Nizhniy Novgorod, M. Gorky sq., Post House*
Phone: *(8312) 33 20 47* Fax: *(8312) 30 67 68*
E-mail address: tn@sinn.ru

16. Information on the auditor of the issuer.
Name: *Closed joint-stock company "Ernest and Young Vneshaudit"*
Location: *the Russian Federation, Moscow, Podsosenskiy per., 20/12, suite 1-1A*
INN: *7701006684*
Mail address: *103062, the Russian Federation, Moscow, Podsosenskiy per., 20/12, suite 1-1A*
Phone: *(8 095) 705 92 92* Fax: *(8 095) 705 92 93*
E-mail address: *natalia.klimenkova@ru.eyi.com*

Information on the license of the auditor:
License number: *004765*
Issue date: *8.02.2000*
Validity: *till 8.02.2003*
The licensing body: The Ministry of Finance of the Russian Federation

17. Information on the organizations which are accounting the rights to securities of the issuer.
Registrar:
Name: *Closed joint-stock company "Registrar - Svyaz "*
Location: *Russian Federation, Moscow, Bolshaya Olenya str. 15 A*
Mail address: *107078, the Russian Federation, Moscow, the Kalanchevskaya str., 15 a, p.o.b. 45*
Тел.:(095) 933 42 21 Fax: *(095) 933 42 21*
E-mail address: *regsw@asvt.ru*

The license:
License number: *10 - 000 - 1 - 00258*
Issue date: *1.10.2002*
Validity: *it is not established*
The licensing body: *FEDERAL COMMISSION OF SECURITIES OF RUSSIAN FEDERATION*

Date from which conducting the registry of nominal securities of the issuer is carried out by the specified registrar: *18.02.2002*

The centralized storage of the issuer's securities during the accounting quarter was not used

18. the issuer's depositary.
no Depositary

19. Participants of the issuer.

Total amount of stockholders (participants): *35445*

The stockholders (participants) owning not less than 5 percent of the charter capital of the issuer:

19.1 Name: ***Open joint-stock company "Telecommunication Investment Company"***
Location: ***Russian Federation, Moscow, Plyuschikha str., 55, suite 2***
Mail address: ***119121, the Russian Federation, Moscow, Plyuschikha str., 55, suite 2***
Equity stake in charter capital of the issuer: ***38.00354 %***
The stockholders (participants) owning not less than 25 percent of the charter capital of the stockholder (participant) of the issuer:

19.1.1 Name: ***the Ministry of property relations of the Russian Federation***
Location: ***Russian Federation, Moscow, Nikolsky per., 9***
Mail address: ***103865, the Russian Federation, Moscow, Nikolsky per., 9***
Equity stake in charter capital of the stockholder (participant) of the issuer: ***50 % + 1***

19.1.2 Name: ***Mustcom Limited***
Location: ***3 Themistoklis Dervis Street CY-1066 Nicosia, Cyprus***
Mail address: ***102000, Moscow, Dmitrovskiy per., 9***
Equity stake in charter capital of the stockholder (participant) of the issuer: ***25 % + 1***

19.2 Name: ***"ING BANK (EURASIA) ZAO" (CLOSED JOINT-STOCK COMPANY)***
Location: ***the Russian Federation, Moscow, Krasnaya Presnya, 31***
Mail address: ***123022, the Russian Federation, Moscow, Krasnaya Presnya, 31***
Equity stake in charter capital of the issuer: ***14.77768 % (the nominal holder)***
The stockholders (participants) owning not less than 25 percent of the charter capital of the stockholder (participant) of the issuer:

19.3 Name: ***Closed joint-stock company "Depository clearing company"***
Location: ***the Russian Federation, Moscow, 1-st Tverskaya Yamskaya, 13***
Mail address: ***103064, Moscow, Staraya Basmannaya str., 14/2, suite 4***
Equity stake in charter capital of the issuer: ***9.73143 % (the nominal holder)***
The stockholders (participants) owning not less than 25 percent of the charter capital of the stockholder (participant) of the issuer:

20. Management structure of the issuer.

The general meeting of stockholders,
The board of directors,
The general director (sole executive of the issuer),
Management board (joined executive agency of the issuer)

The competence of the general meeting of stockholders (participants) of the issuer according to its charter (constituent documents):

The general meeting of stockholders is the supreme body of management of the Society.

The following questions (item 12.2-12.3 of the Charter) concern the competence of the general meeting of stockholders

1)Amendments and additions to the present Charter or Approval of the Charter of the Society in a new wording (except for the cases stipulated by the Federal law "About joint-stock companies"), resolutions on which are adopted by a majority of at least three quarters of votes of stockholders - the owners of voting shares of the Society participating in assembly;

2) Reorganization of the Society, the resolution on which is approved by a majority of at least three quarters of votes of stockholders - the owners of voting shares of the Society participating in the assembly;

3) Liquidation of the Society, appointment of the liquidating commission and approval of intermediate and final liquidating balances, resolutions on which are approved by a majority of at least three quarters of votes of stockholders - the owners of voting shares of the Society participating in the assembly;

4) Election of members of the Board of directors, carried out by a cumulative voting;

5) The preschedule termination of powers of members of the Board of directors, the resolution on which is approved by majority of votes of stockholders - owners of the voting shares participating in the assembly;

6) Appointment of a sole executive (General director), and also the preschedule termination of his powers, resolutions on which are approved by majority of stockholders - the owners of voting shares of the Society participating in the assembly;

7) Definition of amount, face value, category (type) of declared shares of the Society and the rights given by these shares, resolutions on which are approved by a majority of at least three quarters of votes of stockholders - the owners of voting shares of the Society participating in the assembly;

8) increase of the charter capital of the Society by increase of face value of shares, the resolution on which is approved by majority of votes of stockholders - the owners of voting shares of the Society participating in the assembly;

9) increase of the charter capital of the Society by placement of additional shares by public offering in case if the amount of additionally placed shares makes more than 25 percent of the common stock placed earlier by the Society, the resolution on which is approved by a majority of at least three quarters of votes of stockholders - the owners of voting shares of the Society participating in the assembly;

10) increase of the charter capital of the Society by placement of additional shares by private offering, the resolution on which is approved by a majority of at least three quarters of votes of stockholders - the owners of voting shares of the Society participating in the assembly;

11) Decrease of the charter capital of the Society by decrease of face value of shares:

Repayment of placed shares acquired by the Society following a decision of the Board of directors and not realized within a year from the moment of purchase by the Society,

Repayment of shares redeemed by the Society;

Purchase of a part of shares by the Society with a view of reduction of their total amount,

Resolutions on which are adopted by majority of votes of stockholders, owners of voting shares of the Society participating in the assembly;

12) Election of members of the Audit committee of the Society and a preschedule termination of powers, resolutions on which are approved by majority of stockholders - the owners of voting shares of the Society participating in the assembly;

13) Approval of the auditor of the Society, the resolution on which is approved by majority of votes of stockholders - the owners of voting shares of the Society participating in the assembly;

14) Approval of annual reports, annual accounting of the Society, including profit and loss statements (accounts of profits and losses) of the Society, and also distribution of the profit, including payment (declaration) of dividends, and losses of the Society by results of the fiscal year, resolutions on which are approved by majority of stockholders - the owners of voting shares of the Society participating in the assembly;

15) Definition of the due procedure of conducting the General meeting of stockholders of the Society, the resolution on which is approved by majority of votes of stockholders - the owners of voting shares of the Society participating in the assembly;

16) Splitting and consolidation of shares, resolutions on which are approved by majority of stockholders - the owners of voting shares of the Society participating in the assembly;

17) Adoption of a decision on approval of transactions in fulfilment of which there is an interested party, the resolution on which is adopted in cases and in the procedure, stipulated by article XI of the Federal law "About joint-stock companies";

18) Adoption of a decision on approval of the large transactions connected to purchase, alienation or an opportunity of alienation by the Society directly or indirectly of property the cost of which makes more than 50 percent of the book value of assets of the Society, defined according to its accounting as of the last accounting date, except for the transactions made during common economic activities

of the Society, the transactions connected to placement by means of a subscription (realization) of common stocks of the Society, and also the transactions connected to placement of issued securities, convertible into common stock of the Society, the resolution on which is approved by the majority of three quarters of votes of stockholders - the owners of voting shares of the Society participating in the assembly;

19) Adoption of a decision on participation in the holding companies, financial and industrial groups, associations and other associations of the commercial organizations, accepted by majority of votes of stockholders - the owners of voting shares of the Society participating in the assembly;

20) The approval of the internal documents regulating the activity of bodies of the Society, the resolution on which is approved by majority of votes of stockholders - the owners of voting shares of the Society participating in the assembly;

21)Placement by the Society of the bonds convertible into shares and of other issued securities, convertible into shares if the specified bonds (other issued securities) are placed by means of a closed subscription or by a public offering if the convertible bonds (other issue securities) offered by an open subscription can be converted into common stock of the Society making more than 25 percent of common stock placed earlier, the resolution on which is approved by a majority of at least three quarters of votes of stockholders - the owners of voting shares of the Society participating in the assembly;

22) Adoption of a decision on compensation at the expense of the Society of expenses on preparation and convocation of an extraordinary general meeting of stockholders of the Society in case if, in infringement of requests of the current legislation of the Russian Federation, the Board of directors did not approve the resolution on convocation of an extraordinary meeting and the mentioned assembly is called by other persons. The resolution is approved by majority of votes of stockholders, owners of voting shares of the Society participating in the assembly;

23) Exemption of the person who independantly or together with affiliates acquired 30 percent or more of the placed common stock of the Society, from the duty of purchase of shares from other stockholders of the Society, the resolution on which is approved by majority of votes of stockholders, owners of the voting shares participating in the assembly, except for votes with the shares, belonging to the specified person and his affiliates;

24) Adoption of a decision on transfer of powers of the sole executive officer of the Society to the managing organization or to the manager;

25) Resolution of other issues stipulated by the Federal Law "About joint-stock companies" and the present Charter.

The general meeting of stockholders is entitled to make decisions on the issues stipulated by items 2, 8, 9, 10, 16 - 20, 24 of item 12.2 of the present Charter only upon a proposal of the Board of directors. In addition, other persons having according to the current legislation of the Russian Federation powers to make a proposal for the agenda of the annual or extraordinary general meeting of stockholders, have no right to demand the Board of directors to include the mentioned issues into the agenda of the assembly.

The general meeting of stockholders of the Society always has the right to make decisions on the preschedule termination of powers of the General director of the Society and on apointment of the new General director. (Item 15.5).

The general meeting of stockholders has no right to consider and make decision on issues which do not fall into its competence according to the Federal Law "About joint-stock companies".

The general meeting has no right to make decision on the issues not included in the agenda of the assembly, and also to change the agenda.

The competence of the board of directors (supervisory council) of the issuer according to the charter (constituent documents):

The board of directors - the joint management body of the Society which is carrying out the general operation management of the Society.

The board of directors of the Society is annually elected by the annual general meeting of stockholders in amount of 11 persons by cumulative voting.

The following issues (item 13.4 of the Charter) fall into the competence of the Board of directors of the Society:

1) Definition of priority directions of activity of the Society, including the approval of budgets, business - plans, strategy and programs of development of the Society;

2) Convocation of the annual and extraordinary general meetings of stockholders, except for the cases stipulated by item 8 of article 55 of the Federal Law "About joint-stock companies";

3) Approval of the agenda of the general meeting of stockholders;

4) Definition of date of drawing up the list of the persons having the right of participation in the general meeting of stockholders, and other issues falling into the competence of the Board of directors of the Society according to regulations of article VII of the Federal Law "About joint-stock companies" and concerning preparation and carrying out of the general meeting of stockholders;

5) Preliminary approval of the annual report of the Society;

6) Increase of the charter capital of the Society by placement by the Society of additional shares within the limits of amount of declared shares determined by the present Charter;

7) Increase of the charter capital of the Society by placement by the Society of additional shares by public offering within the limits of amount of declared shares if the amount of additionally placed shares makes 25 percent or less of the common stock placed by the Society earlier;

8) Placement of bonds and other issued securities by the Society in case when they are not convertible into shares of the Society under conditions of placement of the specified bonds and other issued securities;

9) Placement of the bonds convertible into the shares and of other issued securities convertible into shares if the specified bonds (other issued securities) are placed by a public offering and the convertible bonds (other issued securities) can be converted into common stock of the Society making 25 percent or less of common stock placed earlier;

10) Definition of the price (monetary valuation) of property, of the price of placement and repayment of issued securities in the cases stipulated by the Federal Law "About joint-stock companies";

11) Approval of resolutions on issue of securities, prospectuses of issue of securities, reports on results of issue of securities of the Society, quarterly reports of the issuer of securities;

12) Recommendations on the size of compensations and indemnifications paid to members of the Audit committee of the Society, definition of the size of payment of services of the auditor;

13) Recommendations on the size of dividend under shares, the form and term of payment;

14) Use of reserve fund and other funds of the Society;

15) Approval of internal documents of the Society regulating issues falling into the competence of the Board of directors of the Society, except for internal documents approval of which is attributed by the charter of the Society to the competence of the general meeting of stockholders and agencies of the Society;

16) Approval of transactions connected to purchase, alienation or an opportunity of alienation by the Society directly or indirectly of property the cost of which makes from 1 to 25 percent of the book value of assets of the Society determined according to its accounting statements for the last accounting date, except for transactions made during common economic activities of the Society;

17) Approval of transactions connected to purchase, alienation or an opportunity of alienation by the Society directly or indirectly property the cost of which makes from 25 to 50 percent of the book value of assets of the Society determined according to its accounting statements for the last accounting date, except for transactions made during common economic activities of the Society, transactions connected to placement by subscription (realization) of common stock of the Society, and transactions connected to placement of issued securities convertible into common stock of the Society;

18) Approval of transactions in fulfilment of which there is an interested party in the cases stipulated by article XI of the Federal Law "About joint-stock companies";

19) Purchase of shares, bonds and other securities placed by the Society;

20) Adoption of decisions about participation (introduction as participant, termination of participation, change of participation share) of the Society in other organizations, including by purchase, sale of shares, shares of other organizations;

21) Adoption of decisions on issues of the agenda of the general meetings of affiliated societies (the supreme bodies of management of other organizations) in which the Society is a sole participant;

22) Definition of due interaction of the Society with the organizations in which the Society participates;

23) Approval of the Registrar of the Society and of treaty provisions with it, and also cancellation of the contract with it;

24) Election (re-election) of Chairman of the Board of directors of the Society, his assistant;

25) Appointment of the Secretary of the Board of directors and definition of the size of his compensation;

26) Definition of quantitative structure and Appointment of members of Management board of the Society, and also a preschedule termination of powers;

27) Approval of candidates for posts of heads of branches and agencies and their dismissal;

28) Creation of branches, opening of agencies, their liquidation, approval of their Regulations;

29) Approval of conditions of contracts concluded with the General director, members of Management board, heads of branches and agencies, and also consideration of issues, resolutions on which should be accepted by the Board of directors according to the specified contracts;

30) Prolongation of validity of the contract with the General director of the Society within the limits of the term established by the present Charter;

31) Prolongation of validity of contracts with members of Management board, heads of branches and agencies;

32) Approval of structure of the Society;

33) Suspention of authorities of the General director or powers of the managing organization (manager);

34) Appointment of an interim General director;

35) Other issues stipulated by the Federal Law "About joint-stock companies" and the present Charter.

The issues falling into the competence of the Board of directors of the Society, cannot be transferred for resolution adoption to a joint or to a sole executive of the Society.

The competence of individual and joint executive agencies of the issuer according to his charter (constituent documents):

The general director is a sole executive who is carrying out the management of the current activity of the Society, he is appointed by the general meeting of stockholders for the term of five years.

At the sessions of the Board of directors and assemblies of stockholders, the point of view of the Management board of the Society is represented by the General director.

The general director makes decisions on the issues not attributed by the present Charter to the competence of the general meeting of stockholders, the Board of directors or Management board of the Society.

The general director acts on behalf of the Society without the power of attorney:

- Disposes of property of the Society for securing of its current activity in the limits established by the Charter and internal documents of the Society;

- Represents interests of the Society in authorities and courts, both in the Russian Federation and beyond its limits;

- Approves the list of staff, concludes and terminates labour contracts with workers of the Society, applies incentive measures to workers and imposes sanctions on them;

- Recommends personal structure of members of Management board for the approval by the Board of directors and signs contracts, after their approval by the Board of directors;

- Gives powers of attorney on behalf of the Society;

- Opens accounts of the Society in banks;

- Issues orders and instructions obligatory for execution by all workers of the Society;

- Concludes on behalf of Management board and on behalf of the Society the collective agreement with workers of the Society and organizes its performance;

- Carries out organizational and administrative activity

development of the list of the information whih constitutes a trade secret, issues orders and instructs on observance of requirements of protection of a trade secret;

- Independently makes transactions, except for transactions approval of which falls within the terms of reference of the general meeting and the Board of directors;

- Executes other functions necessary for achievement of purposes of the Society and its normal operation, according to the current legislation of the Russian Federation and the present Charter, except for functions assigned to other management bodies of the Society.

The general director carries out functions of Chairman of the Management board of the Society. The general director presides over the general meeting of stockholders if other decision was not adopted by the Board of directors of the Society.

Rights, duties, the term of appointment, the size of remuneration of labor and the responsibility of the General director are defined by the contract concluded by him with the Society. The contract is subscribed by the Chairman of the Board of directors of the Society on behalf of the Society.

The Management board is the joint executive agency organizing performance of decisions of the general meeting of stockholders and the Board of directors of the Society:

The quantitative and personal structure of the Management board is defined by the decision of the Board of directors of the Society upon a presentation of the General director of the Society. The board of directors has the right to make a decision on a preschedule termination of powers of members of the Management board.

The following issues of management of the current activity of the Society fall into the competence of Management board of the Society (item 14.4 of the Charter):

1) Development of technical, financial and economic and tariff policy of the Society;

2) Development of proposals on the basic directions of activity of the Society, including projects of budgets, business - plans, strategy and programs of development of the Society;

3) Organization of control over financial and economic activity of the Society;

4) Development of personnel and social policy of the Society;

5) Approval of conditions of the collective agreement;

6) Preparation of materials and projects of resolutions on the issues subject to consideration of the general meeting of stockholders and the Board of directors, including development of proposals on fulfilment of transactions the approval of which falls within the terms of reference of the general meeting of stockholders and the Board of directors of the Society, on participation of the Society in other organizations, etc.;

7) Organizational and technical support of activity of bodies of the Society;

8) Analysis of results of work of structural divisions of the Society, including separate, and development of instructions obligatory for execution on perfection of their work;

9) Approval of internal documents regulating issues falling into the competence of Management boards of the Society, except for the documents confirmed by the general meeting of stockholders and the Board of directors of the Society;

The Management board of the Society has the right to make also decisions on other issues of management of the current activity of the Society on initiative of the Board of directors or upon a proposal of General director of the Society.

The procedure of convocation and carrying out the Board meetings, and also the procedure of adoption of decisions by the Management board are established by Regulations on the Management board of the Society confirmed by the general meeting of stockholders of the Society.

Rights, duties, the term of appointment, the size of remuneration of labor and the responsibility of members of the Management board are defined by the contract concluded by each of them with the Society. The contract on behalf of the Society is subscribed by the General directors of the Society.

21. Members of the board of directors (supervisory council) of the issuer.

The board of directors

Chairman: *Osipchuk Anton Igorevich*

Members of the board of directors:
Bakhayev Mikhail Anatolievich
Year of birth: ***1952***

Posts held during the last 5 years:
Period: ***1997 - present time***
Organization: ***OJSC "VolgaTelecom"***
Activity: telecommunications
Post: ***Member of the Board of directors***

Period: ***1997 - present time***
Organization: ***OJSC "VolgaTelecom"***
Activity: telecommunications
Post: ***Deputy general director, director of the Nizhniy Novgorod city telephone network - branch of OJSC***

Period: ***1999 - present time***
Organization: ***CJSC "Volga - Sotel"***
Activity: ***construction***
Post: ***Member of the Board of directors***

Equity stake in charter capital of the issuer: ***0.12141 %***
Shares in affiliated / dependent societies of the issuer:
none

Compensations paid for accounting quarter:
Confidential information

Volkov Vladimir Nikolayevich
Year of birth: ***1951***

Posts held during the last 5 years:
Period: ***1997 - present time***
Organization: ***OJSC "VolgaTelecom"***
Activity: telecommunications
Post: ***Deputy general director, director of Dzerzhinsk interdistrict telecommunications center, branch of OJSC***

Period: ***1997 - 2000***
Organization: ***OJSC "VolgaTelecom"***
Activity: telecommunications
Post: ***a member of management board***

Period: ***2000 - present time***
Organization: ***OJSC "VolgaTelecom"***
Activity: telecommunications
Post: ***Member of the Board of directors***

Period: ***2002 - 2002***
Organization: ***OJSC "Svyazinform" of the Penza Region***

Activity: telecommunications
Post: ***Member of the Board of directors***

Equity stake in charter capital of the issuer: ***0.00588 %***
Shares in affiliated / dependent societies of the issuer:
none

Compensations paid for accounting quarter:
Confidential information

Grigorieva Alla Borisovna
Year of birth: ***1967***

Posts held during the last 5 years:
Period: ***1996 - 1997***
Organization: ***OJSC "Elektrosvyaz" of the Oryol Region***
Activity: telecommunications
Post: ***Member of the Board of directors***

Period: ***1996 - 1997***
Organization: ***OJSC "Svyazinvest"***
Activity: telecommunications
Post: ***the main expert of Service of securities and management of share holdings***

Period: ***1996 - 1997***
Organization: ***OJSC "Elektrosvyaz" of the Kostroma Region***
Activity: telecommunications
Post: ***Member of the Board of directors***

Period: ***1996 - 1997***
Organization: ***OJSC " Kostroma CTN "***
Activity: telecommunications
Post: ***Member of the Board of directors***

Period: ***1996 - 1997***
Organization: ***OJSC "Elektrosvyaz" of the Kemerovo Region***
Activity: telecommunications
Post: ***Member of the Board of directors***

Period: ***1997 - present time***
Organization: ***OJSC "VolgaTelecom"***
Activity: telecommunications
Post: ***Member of the Board of directors***

Period: ***1997 - 1999***
Organization: ***OJSC "Svyazinvest"***
Activity: telecommunications
Post: ***deputy head of Service of management of share holdings***

Period: ***1997 - 1998***

Organization: *OJSC "Amursvyaz"*
Activity: telecommunications
Post: ***Member of the Board of directors***

Period: ***1997 - 2002***
Organization: ***OJSC "Elektrosvyaz" of the Kaluga Region***
Activity: telecommunications
Post: ***chairman of the board of directors***

Period: ***1997 - 2000***
Organization: ***OJSC "Ivtelekom"***
Activity: telecommunications
Post: ***Member of the Board of directors***

Period: ***1997 - 2002***
Organization: ***OJSC "Udmurttelekom"***
Activity: telecommunications
Post: ***chairman of the board of directors***

Period: ***1997 - 1998***
Organization: ***OJSC "Svyazinform" of the Penza Region***
Activity: telecommunications
Post: ***Member of the Board of directors***

Period: ***1998 - 2002***
Organization: ***OJSC "Sakhalinsvyaz"***
Activity: telecommunications
Post: ***Member of the Board of directors***

Period: ***1999 - 2000***
Organization: ***OJSC "Svyazinform" of the Penza Region***
Activity: telecommunications
Post: ***Member of the Board of directors***

Period: ***1999 - present time***
Organization: ***OJSC "Uralsvyazinform" of the Perm Region***
Activity: telecommunications
Post: ***Member of the Board of directors***

Period: ***1999 - present time***
Organization: ***OJSC "Svyazinvest"***
Activity: telecommunications
Post: ***Deputy director, chief of Department of representatives of corporate governance department***

Period: ***1999 - 2000***
Organization: ***OJSC "Karachaevo-Cherkesskelektrosvyaz"***
Activity: telecommunications
Post: ***Member of the Board of directors***

Period: ***2000 - 2002***

Organization: ***OJSC "Elektrosvyaz" of the Rostov Region***
Activity: telecommunications
Post: ***Member of the Board of directors***

Period: ***2001 - 2002***
Organization: ***OJSC "Svyazinform" of the Penza Region***
Activity: telecommunications
Post: ***Member of the Board of directors***

Period: ***2001 - 2002***
Organization: ***OJSC "Elektrosvyaz" of Republic Adygea***
Activity: telecommunications
Post: ***Member of the Board of directors***

Period: ***2001 - 2002***
Organization: ***OJSC "Elektrosvyaz" of the Ulyanovsk Region***
Activity: telecommunications
Post: ***Member of the Board of directors***

Equity stake in charter capital of the issuer: ***0.00061 %***
Shares in affiliated / dependent societies of the issuer:
none

Compensations paid for accounting quarter:
Confidential information

Grigorieva Lyubov Ivanovna
Year of birth: ***1953***

Posts held during the last 5 years:
Period: ***1997 - 2002***
Organization: ***LLC "The First independent registrar"***
Field of activity: ***information service***
Post: ***chairman of the board of directors***

Period: ***1997 - 2001***
Organization: ***OJSC "Nizhniy Novgorod regional center "Myza"***
Activity: ***Operations with real estate, trade***
Post: ***Member of the Board of directors***

Period: ***1997 - present time***
Organization: ***OJSC "VolgaTelecom"***
Activity: telecommunications
Post: ***a member of management board***

Period: ***1997 - present time***
Organization: ***OJSC "VolgaTelecom"***
Activity: telecommunications
Post: ***Deputy general director***

Period: *1999 - present time*
Organization: *OJSC "VolgaTelecom"*
Activity: telecommunications
Post: *Member of the Board of directors*

Period: *2001 - 2002*
Organization: *OJSC "Svyazinform" of the Penza Region*
Activity: telecommunications
Post: *Member of the Board of directors*

Period: *2001 - 2002*
Organization: *OJSC "Udmurttelekom"*
Activity: telecommunications
Post: *Member of the Board of directors*

Period: *2001 - 2002*
Organization: *CJSC "RusLeasingSvyaz"*
Activity: *leasing*
Post: *Member of the Board of directors*

Period: *2001 - 2002*
Organization: *OJSC "Kirovelektrosvyaz"*
Activity: telecommunications
Post: *Member of the Board of directors*

Period: *2002 - present time*
Organization: *LLC "The First independent registrar"*
Field of activity: *information service*
Post: *Member of the Board of directors*

Equity stake in charter capital of the issuer: *0.01192 %*
Shares in affiliated / dependent societies of the issuer:
none

Compensations paid for accounting quarter:
Confidential information

Osipchuk Anton Igorevich
Year of birth: *1967*

Posts held during the last 5 years:
Period: *1996 - 1997*
Organization: *Joint-stock bank "Incombank"*
Activity: *finance and credit*
Post: *chief of the profit center, deputy manager*

Period: *1997 - 2000*
Organization: *OJSC "Telecominvest"*
Activity: *investment*
Post: *Deputy general director on economy and the finance*

Period: *1999 - 2000*
Organization: *OJSC "Telecominvest"*
Activity: *investment*
Post: *Member of the Board of directors*

Period: *2000 - 2002*
Organization: *OJSC "Svyazinvest"*
Activity: telecommunications
Post: *the first deputy general director*

Period: *2000 - 2002*
Organization: *OJSC "Svyazinvest"*
Activity: telecommunications
Post: *a member of management board*

Period: *2000 - 2002*
Organization: *OJSC "PTS"*
Activity: telecommunications
Post: *Member of the Board of directors*

Period: *2000 - present time*
Organization: *CJSC "Mobitel"*
Activity: telecommunications
Post: *Member of the Board of directors*

Period: *2000 - present time*
Organization: *OJSC "ROSTELECOM"*
Activity: telecommunications
Post: *Member of the Board of directors*

Period: *2001 - present time*
Organization: *OJSC "VolgaTelecom"*
Activity: telecommunications
Post: *Member of the Board of directors*

Period: *2001 - present time*
Organization: *CJSC "North-Western Telecombank"*
Activity: *finance and credit*
Post: *Member of the Board of directors*

Period: *2001 - present time*
Organization: *OJSC "Southern telecommunication company"*
Activity: telecommunications
Post: *Member of the Board of directors*

Period: *2001 - present time*
Organization: *OJSC "RTKomm.RU"*
Activity: telecommunications
Post: *Member of the Board of directors*

Period: *2001 - 2002*
Organization: *OJSC "Svyazinform" of the Samara Region*
Activity: telecommunications
Post: *chairman of the board of directors*

Period: *2001 - 2002*
Organization: *OJSC "Uralsvyazinform" of the Perm Region*
Activity: telecommunications
Post: *chairman of the board of directors*

Period: *2001 - present time*
Organization: *OJSC "MTS"*
Activity: telecommunications
Post: *Member of the Board of directors*

Period: *2002 - present time*
Organization: *AKB "Svyaz-Bank"*
Activity: *finance and credit*
Post: *Member of the Board of directors*

Period: *2002 - present time*
Organization: *Noncommercial partnership "Telecommunications development problems research center"*
Activity: telecommunications
Post: *chairman of council of partnership*

Period: *2002 - present time*
Organization: *OJSC "RTK-Leasing"*
Activity: telecommunications
Post: *Member of the Board of directors*

Period: *2002 - present time*
Organization: *NPF "Rostelecom-Garantiya"*
Activity: telecommunications
Post: *a member of council of fund*

Equity stake in charter capital of the issuer: *none*
Shares in affiliated / dependent societies of the issuer:
none

Compensations paid for accounting quarter:
Confidential information

Lyulin Vladimir Fedorovich
Year of birth: *1938*

Posts held during the last 5 years:
Period: *1997 - present time*
Organization: *CJSC " Nizhegorodteleservice "*

Activity: telecommunications
Post: *Member of the Board of directors*

Period: *1997 - present time*
Organization: *CJSC "Nizhegorodpromstroybank"*
Activity: *finance, credit*
Post: *Member of the Board of directors*

Period: *1997 - present time*
Organization: *CJSC "VolgaTelecom"*
Activity: telecommunications
Post: *Member of the Board of directors*

Period: *1997 - 2001*
Organization: *CJSC "TeleRoss-Nizhniy Novgorod"*
Activity: telecommunications
Post: *Member of the Board of directors*

Period: *1997 - 2001*
Organization: *VAO "Nizhniy Novgorod Fair"*
Activity: *culture and art (exhibitions)*
Post: *Member of the Board of directors*

Period: *1997 - present time*
Organization: *Non-state pension fund "Doveriye"*
Activity: *provision of pensions*
Post: *chairman of council of Fund*

Period: *1997 - present time*
Organization: *OJSC "Nizhniy Novgorod cellular communication"*
Activity: telecommunications
Post: *a member of the board of directors*

Period: *1997 - present time*
Organization: *CJSC "Transsvyaz"*
Activity: telecommunications
Post: *Member of the Board of directors*

Period: *1997 - present time*
Organization: *OJSC "VolgaTelecom"*
Activity: telecommunications
Post: *General director*

Period: *1997 - present time*
Organization: *OJSC "VolgaTelecom"*
Activity: telecommunications
Post: *a member of management board*

Period: *1998 - present time*
Organization: *CJSC Commercial bank "UNEXIM-VOLGA"*

Activity: *finance, credit*
Post: *a member of council of Bank*

Period: *1998 - present time*
Organization: *CJSC "Sotel-Nizhniy Novgorod"*
Activity: telecommunications
Post: *Member of the Board of directors*

Period: *1998 - present time*
Organization: *CJSC "Ericsson svyaz"*
Activity: telecommunications
Post: *Member of the Board of directors*

Period: *1999 - present time*
Organization: *CJSC "Nizhniy Novgorod radio telephone"*
Activity: telecommunications
Post: *Member of the Board of directors*

Period: *2001 - 2002*
Organization: *OJSC "Ulyanovskelektrosvyaz"*
Activity: telecommunications
Post: *Member of the Board of directors*

Period: *2001 - 2002*
Organization: *OJSC "Saratovelektrosvyaz"*
Activity: telecommunications
Post: *Member of the Board of directors*

Period: *2001 - present time*
Organization: *Union of manufacturers and consumers of equipment for communication facilities*
Activity: telecommunications
Post: *Member of the Board of directors*

Period: *2001 - 2002*
Organization: *OJSC "Svyazinform" of the Samara Region*
Activity: telecommunications
Post: *Member of the Board of directors*

Period: *2001 - present time*
Organization: *Noncommercial partnership "Telecommunications development problems research center"*
Activity: telecommunications
Post: *a member of council of partnership*

Period: *2002 - 2002*
Organization: *OJSC "Martelcom"*
Activity: telecommunications
Post: *Member of the Board of directors*

Period: *2002 - 2002*

Organization: ***OJSC "Elektrosvyaz" of the Orenburg Region***
Activity: telecommunications
Post: ***Member of the Board of directors***

Period: ***2002 - present time***
Organization: ***OJSC "National payphone network"***
Activity: telecommunications
Post: ***Member of the Board of directors***

Equity stake in charter capital of the issuer: ***0.18588 %***
Shares in affiliated / dependent societies of the issuer:
none

Compensations paid for accounting quarter:
Confidential information

Degtyaryov Vadim Sergeyevich
Year of birth: ***1975***

Posts held during the last 5 years:
Period: ***1997 - present time***
Organization: ***Investment Company "Brunswick Capital Management "***
Activity: ***management***
Post: ***Fund manager***

Period: ***2001 - 2002***
Organization: ***OJSC "Svyazinform" of the Samara Region***
Activity: telecommunications
Post: ***Member of the Board of directors***

Period: ***2001 - present time***
Organization: ***OJSC "Moscow city telephone network"***
Activity: telecommunications
Post: ***Member of the Board of directors***

Period: ***2001 - present time***
Organization: ***CJSC "Central Department Store Invest"***
Activity: ***real estate activities***
Post: ***Member of the Board of directors***

Period: ***2001 - present time***
Organization: ***OJSC "Trading House of Central Department Store"***
Activity: ***trade***
Post: ***Member of the Board of directors***

Period: ***2002 - present time***
Organization: ***OJSC "Konakovo state district power station"***
Activity: ***power***
Post: ***Member of the Board of directors***

Period: *2002 - present time*
Organization: *OJSC "VolgaTelecom"*
Activity: telecommunications
Post: *Member of the Board of directors*

Equity stake in charter capital of the issuer: *none*
Shares in affiliated / dependent societies of the issuer:
none

Compensations paid for accounting quarter:
Confidential information

Lopatin Alexander Vladimirovich
Year of birth: *1964*

Posts held during the last 5 years:
Period: *1997 - 1998*
Organization: *RAO "EES"*
Activity: *power*
Post: *director of Exchequer*

Period: *1999 - 2000*
Organization: *OJSC "Svyazinvest"*
Activity: telecommunications
Post: *the first deputy general director*

Period: *2000 - present time*
Organization: *OJSC "Svyazinvest"*
Activity: telecommunications *services*
Post: *a member of management board*

Period: *2000 - present time*
Organization: *OJSC "Svyazinvest"*
Activity: telecommunications
Post: *Deputy general director*

Period: *2000 - present time*
Organization: *CJSC "RusLeasingSvyaz"*
Activity: *leasing*
Post: *chairman of the board of directors*

Period: *2000 - present time*
Organization: *CJSC "Mobitel"*
Activity: telecommunications
Post: *Member of the Board of directors*

Period: *2001 - present time*
Organization: *OJSC "Centrtelekom"*
Activity: telecommunications
Post: *Member of the Board of directors*

Period: *2001 - 2002*
Organization: *OJSC "Hantymansiyskokrtelekom"*
Activity: telecommunications
Post: *chairman of the board of directors*

Period: *2001 - present time*
Organization: *OJSC "Central Telegraph"*
Activity: telecommunications
Post: *chairman of the board of directors*

Period: *2001 - present time*
Organization: *OJSC "Rostelecom"*
Activity: telecommunications
Post: *Member of the Board of directors*

Period: *2001 - present time*
Organization: *OJSC "MGTS"*
Activity: telecommunications
Post: *Member of the Board of directors*

Period: *2001 - 2002*
Organization: *Noncommercial partnership "Telecommunications development problems research center"*
Activity: telecommunications
Post: *chairman of council of partnership*

Period: *2001 - 2002*
Organization: *OJSC "Elektrosvyaz" of Krasnoyarsk region*
Activity: telecommunications
Post: *chairman of the board of directors*

Period: *2002 - present time*
Organization: *Noncommercial partnership "Telecommunications development problems research center"*
Activity: telecommunications
Post: *director of partnership*

Period: *2002 - present time*
Organization: *OJSC "Dalsvyaz"*
Activity: telecommunications
Post: *chairman of the board of directors*

Period: *2002 - present time*
Organization: *OJSC "Rostelecom"*
Activity: telecommunications
Post: *a member of management board*

Period: *2002 - present time*
Organization: *OJSC "Sibirtelekom"*

Activity: telecommunications
Post: ***Member of the Board of directors***

Period: ***2002 - present time***
Organization: ***OJSC "VolgaTelecom"***
Activity: telecommunications
Post: ***Member of the Board of directors***

Equity stake in charter capital of the issuer: ***none***
Shares in affiliated / dependent societies of the issuer:
none

Compensations paid for accounting quarter:
Confidential information

- ***Zabolotny Igor Viktorovich***
Year of birth: ***1967***

Posts held during the last 5 years:
Period: ***1997 - 1999***
Organization: ***OJSC "Rostelecom"***
Activity: telecommunications
Post: ***expert, executive director, chief of department of organization and planning of services and tariffs of inter-city telecommunication, executive director, chief of department of general operation of communication services***

Period: ***1999 - 2002***
Organization: ***OJSC "Svyazinvest"***
Activity: telecommunications
Post: ***executive director - director of Department of marketing and the organization of sale of services***

- Period: ***2000 - 2002***
Organization: ***OJSC "Elektrosvyaz" of Republic Kalmykia***
Activity: telecommunications
Post: ***chairman of the board of directors***

Period: ***2000 - present time***
Organization: ***OJSC "Dalsvyaz"***
Activity: telecommunications
Post: ***Member of the Board of directors***

Period: ***2000 - 2002***
Organization: ***OJSC "Sakhalinsvyaz"***
Activity: telecommunications
Post: ***chairman of the board of directors***

Period: ***2002 - present time***
Organization: ***OJSC "VolgaTelecom"***
Activity: telecommunications
Post: ***Member of the Board of directors***

Period: *2002 - 2002*
Organization: ***OJSC "Elektrosvyaz" of the Tver Region***
Activity: telecommunications
Post: ***Member of the Board of directors***

Period: ***2002 - present time***
Organization: ***OJSC "Rostelecom"***
Activity: telecommunications
Post: ***a member of management board***

Period: ***2002 - present time***
Organization: ***OJSC "Hyprosvyaz"***
Activity: telecommunications
Post: ***Member of the Board of directors***

Period: ***2002 - present time***
Organization: ***OJSC "Dalsvyaz"***
Activity: telecommunications
Post: ***a member of management board***

Period: ***2002 - 2002***
Organization: ***OJSC "Elektrosvyaz" of Khabarovsk territory***
Activity: telecommunications
Post: ***Member of the Board of directors***

Period: ***2002 - present time***
Organization: ***OJSC "Dalsvyaz"***
Activity: telecommunications
Post: ***General director***

Equity stake in charter capital of the issuer: ***none***
Shares in affiliated / dependent societies of the issuer:
none

Compensations paid for accounting quarter:
Confidential information

22. Individual and joint management bodies of the issuer and officials of the managing issuer.
Sole executive, and also members of the joined executive agency of the issuer:
Arakcheyev Alexander Vasilievich
Year of birth: ***1938***

Posts held during the last 5 years:
Period: ***1997 - present time***
Organization: ***OJSC "VolgaTelecom"***
Activity: telecommunications
Post: ***Chief engineer***

Period: ***1997 - 1999***

Organization: *OJSC "VolgaTelecom"*
Activity: telecommunications
Post: ***Member of the Board of directors***

Period: ***1997 - present time***
Organization: ***OJSC "VolgaTelecom"***
Activity: telecommunications
Post: ***a member of management board***

Equity stake in charter capital of the issuer: ***0.06122 %***
Shares in affiliated / dependent societies of the issuer:
none

Compensations paid for accounting quarter:
Confidential information

Vystorop Vasily Petrovich
Year of birth: ***1949***

Posts held during the last 5 years:
Period: ***1997 - 1999***
Organization: ***military unit 41635 of Moscow military districts. N.Novgorod***
Activity: ***organization and operation of army telecommunication system***
Post: ***chief of army telecommunication forces***

Period: ***1999 - 2000***
Organization: ***OJSC "VolgaTelecom"***
Activity: telecommunications
Post: ***chief of mobilization preparation and extreme situations department***

Period: ***2000 - present time***
Organization: ***OJSC "VolgaTelecom"***
Activity: telecommunications
Post: ***Deputy general director***

Period: ***2000 - present time***
Organization: ***OJSC "VolgaTelecom"***
Activity: telecommunications
Post: ***a member of management board***

Equity stake in charter capital of the issuer: ***none***
Shares in affiliated / dependent societies of the issuer:
none

Compensations paid for accounting quarter:
Confidential information

Grigorieva Lyubov Ivanovna
Year of birth: ***1953***

Posts held during the last 5 years:
Period: *1997 - 2002*
Organization: *LLC "First independent registrar"*
Activity: *Information service*
Post: *chairman of the board of directors*

Period: *1997 - 2001*
Organization: *OJSC "Nizhniy Novgorod regional center "Myza"*
Activity: *Operations with real estate, trade*
Post: *Member of the Board of directors*

Period: *1997 - present time*
Organization: *OJSC "VolgaTelecom"*
Activity: telecommunications
Post: *a member of management board*

Period: *1997 - present time*
Organization: *OJSC "VolgaTelecom"*
Activity: telecommunications
Post: *Deputy general director*

Period: *1999 - present time*
Organization: *OJSC "VolgaTelecom"*
Activity: telecommunications
Post: *Member of the Board of directors*

Period: *2001 - 2002*
Organization: *OJSC "Svyazinform" of the Penza Region*
Activity: telecommunications
Post: *Member of the Board of directors*

Period: *2001 - 2002*
Organization: *OJSC "Udmurttelekom"*
Activity: telecommunications
Post: *Member of the Board of directors*

Period: *2001 - 2002*
Organization: *CJSC "RusLeasingSvyaz"*
Activity: *leasing*
Post: *Member of the Board of directors*

Period: *2001 - 2002*
Organization: *OJSC "Kirovelektrosvyaz"*
Activity: telecommunications
Post: *Member of the Board of directors*

Period: *2002 - present time*
Organization: *LLC "The First independent registrar"*
Activity: *Information service*
Post: *Member of the Board of directors*

Equity stake in charter capital of the issuer: ***0.01192 %***
Shares in affiliated / dependent societies of the issuer:
none

Compensations paid for accounting quarter:
Confidential information

Dyakonov Mikhail Vasilievich
Year of birth: ***1954***

Posts held during the last 5 years:
Period: ***1997 - 1999***
Organization: ***LLC "Svyazstroykom"***
Activity: telecommunications ***construction***
Post: ***director, technical director***

Period: ***1999 - present time***
Organization: ***OJSC "VolgaTelecom"***
Activity: telecommunications
Post: ***a member of management board***

Period: ***1999 - present time***
Organization: ***OJSC "VolgaTelecom"***
Activity: telecommunications
Post: ***Deputy general director***

Period: ***2001 - 2002***
Organization: ***OJSC "Svyazinform" of Republic Mordovia***
Activity: telecommunications
Post: ***Member of the Board of directors***

Period: ***2001 - 2002***
Organization: ***OJSC "Svyazinform" of the Chuvash republic***
Activity: telecommunications
Post: ***Member of the Board of directors***

Equity stake in charter capital of the issuer: ***none***
Shares in affiliated / dependent societies of the issuer:
none

Compensations paid for accounting quarter:
Confidential information

Yeliseyev Valentina Ivanovna
Year of birth: ***1946***

Posts held during the last 5 years:
Period: ***1997 - present time***
Organization: ***OJSC "VolgaTelecom"***

Activity: telecommunications
Post: ***chief of economic policy department***

Period: ***1997 - present time***
Organization: ***OJSC "VolgaTelecom"***
Activity: telecommunications
Post: ***a member of management board***

Equity stake in charter capital of the issuer: ***0.00415 %***
Shares in affiliated / dependent societies of the issuer:
none

Compensations paid for accounting quarter:
Confidential information

Kireyeva Anastasia Maksimovna
Year of birth: ***1940***

Posts held during the last 5 years:
Period: ***1997 - 2002***
Organization: ***OJSC "VolgaTelecom"***
Activity: telecommunications
Post: ***Chief accountant***

Period: ***1997 - present time***
Organization: ***OJSC "VolgaTelecom"***
Activity: telecommunications
Post: ***a member of management board***

Period: ***2002 - present time***
Organization: ***OJSC "VolgaTelecom"***
Activity: telecommunications
Post: ***Chief of contracts department***

Period: ***2002 - present time***
Organization: ***OJSC "VolgaTelecom"***
Activity: telecommunications
Post: ***Chief of contracts department***

Equity stake in charter capital of the issuer: ***0.07855 %***
Shares in affiliated / dependent societies of the issuer:
none

Compensations paid for accounting quarter:
Confidential information

Lyulin Vladimir Fedorovich
Year of birth: ***1938***

Posts held during the last 5 years:

Period: ***1997 - present time***
Organization: *CJSC " Nizhegorodteleservice "*
Activity: telecommunications
Post: ***Member of the Board of directors***

Period: ***1997 - present time***
Organization: ***CJSC "Nizhegorodpromstroybank"***
Activity: ***finance, credit***
Post: ***Member of the Board of directors***

Period: ***1997 - present time***
Organization: ***CJSC "Nizhniy Novgorod cellular communication"***
Activity: telecommunications
Post: ***Member of the Board of directors***

Period: ***1997 - 2001***
Organization: ***CJSC "TeleRoss-Nizhniy Novgorod"***
Activity: telecommunications
Post: ***Member of the Board of directors***

Period: ***1997 - 2001***
Organization: ***VAO "Nizhniy Novgorod Fair"***
Activity: ***culture and art (exhibitions)***
Post: ***Member of the Board of directors***

Period: ***1997 - present time***
Organization: ***Non-state pension fund "Doveriye"***
Activity: ***provision of pensions***
Post: ***chairman of council of Fund***

Period: ***1997 - present time***
Organization: ***OJSC "VolgaTelecom"***
Activity: telecommunications
Post: ***a member of management board***

Period: ***1997 - present time***
Organization: ***CJSC "Transsvyaz"***
Activity: telecommunications
Post: ***Member of the Board of directors***

Period: ***1997 - present time***
Organization: ***OJSC "VolgaTelecom"***
Activity: telecommunications
Post: ***General director***

Period: ***1997 - present time***
Organization: ***OJSC "VolgaTelecom"***
Activity: telecommunications
Post: ***Member of the Board of directors***

Period: *1998 - present time*
Organization: *CJSC Commercial bank "UNEXIM-VOLGA"*
Activity: *finance, credit*
Post: *a member of council of Bank*

Period: *1998 - present time*
Organization: *CJSC "Sotel-Nizhniy Novgorod"*
Activity: telecommunications
Post: *Member of the Board of directors*

Period: *1998 - present time*
Organization: *CJSC "Ericsson svyaz"*
Activity: telecommunications
Post: *Member of the Board of directors*

Period: *1999 - present time*
Organization: *CJSC "Nizhniy Novgorod radio telephone"*
Activity: telecommunications
Post: *Member of the Board of directors*

Period: *2001 - 2002*
Organization: *OJSC "Saratovelektrosvyaz"*
Activity: telecommunications
Post: *Member of the Board of directors*

Period: *2001 - 2002*
Organization: *OJSC "Svyazinform" of the Samara Region*
Activity: telecommunications
Post: *Member of the Board of directors*

Period: *2001 - present time*
Organization: *Noncommercial partnership "Telecommunications development problems research center"*
Activity: telecommunications
Post: *a member of council of partnership*

Period: *2001 - present time*
Organization: *Union of manufacturers and consumers of equipment for communication facilities*
Activity: telecommunications
Post: *Member of the Board of directors*

Period: *2001 - 2002*
Organization: *OJSC "Ulyanovskelektrosvyaz"*
Activity: telecommunications
Post: *Member of the Board of directors*

Period: *2002 - 2002*
Organization: *OJSC "Elektrosvyaz" of the Orenburg Region*
Activity: telecommunications
Post: *Member of the Board of directors*

Period: ***2002 - 2002***
Organization: ***OJSC " Martelcom "***
Activity: telecommunications
Post: ***Member of the Board of directors***

Period: ***2002 - present time***
Organization: ***OJSC "National payphone network"***
Activity: telecommunications
Post: ***Member of the Board of directors***

Equity stake in charter capital of the issuer: ***0.18588 %***
Shares in affiliated / dependent societies of the issuer:
none

Compensations paid for accounting quarter:
Confidential information

Lebedev Alexander Ivanovich
Year of birth: ***1948***

Posts held during the last 5 years:
Period: ***1997 - present time***
Organization: ***OJSC "VolgaTelecom"***
Activity: telecommunications
Post: ***Deputy general director, director Kstovskogo of the interdistrict site of telecommunication - branch of OJSC***

Period: ***1997 - present time***
Organization: ***OJSC "VolgaTelecom"***
Activity: telecommunications
Post: ***a member of management board***

Period: ***2002 - 2002***
Organization: ***OJSC " Martelcom "***
Activity: telecommunications
Post: ***Member of the Board of directors***

Equity stake in charter capital of the issuer: ***none***
Shares in affiliated / dependent societies of the issuer:
none

Compensations paid for accounting quarter:
Confidential information

Osipova Lyudmila Petrovna
Year of birth: ***1938***

Posts held during the last 5 years:
Period: ***1997 - 2002***

Organization: *OJSC "VolgaTelecom"*
Activity: telecommunications
Post: ***main legal adviser***

Period: ***1997 - present time***
Organization: *OJSC "VolgaTelecom"*
Activity: telecommunications
Post: ***a member of management board***

Period: ***2002 - present time***
Organization: *OJSC "VolgaTelecom"*
Activity: telecommunications
Post: ***Deputy chief of legal department***

Equity stake in charter capital of the issuer: ***0.00219 %***
Shares in affiliated / dependent societies of the issuer:
none

Compensations paid for accounting quarter:
Confidential information

Tolstonogov Nikolay Ivanovich
Year of birth: ***1944***

Posts held during the last 5 years:
Period: ***1997 - 2000***
Organization: *OJSC "VolgaTelecom"*
Activity: telecommunications
Post: ***Member of the Board of directors***

Period: ***1997 - present time***
Organization: *OJSC "VolgaTelecom"*
Activity: telecommunications
Post: ***Deputy general director, director of the Nizhniy Novgorod inter-city telephone exchange - branch of OJSC***

Period: ***1999 - present time***
Organization: ***CJSC "Volga - Sotel"***
Activity: ***construction***
Post: ***Member of the Board of directors***

Period: ***2000 - present time***
Organization: *OJSC "VolgaTelecom"*
Activity: telecommunications
Post: ***a member of management board***

Period: ***2002 - 2002***
Organization: ***OJSC "Elektrosvyaz" of the Orenburg Region***
Activity: telecommunications
Post: ***Member of the Board of directors***

Equity stake in charter capital of the issuer: ***0.06951 %***
Shares in affiliated / dependent societies of the issuer:
none

Compensations paid for accounting quarter:
Confidential information

Abashin Vladimir Aleksandrovich
Year of birth: ***1949***

Posts held during the last 5 years:
Period: ***1997 - present time***
Organization: ***OJSC "VolgaTelecom"***
Activity: telecommunications
Post: ***Deputy general director, director of the Arzamas interdistrict site of telecommunication - branch of OJSC***

Period: ***2000 - present time***
Organization: ***OJSC "VolgaTelecom"***
Activity: telecommunications
Post: ***a member of management board***

Equity stake in charter capital of the issuer: ***0.00829 %***
Shares in affiliated / dependent societies of the issuer:
none

Compensations paid for accounting quarter:
Confidential information

Kuranov Mikhail Andreyevich
Year of birth: ***1946***

Posts held during the last 5 years:
Period: ***1997 - present time***
Organization: ***OJSC "VolgaTelecom"***
Activity: telecommunications
Post: ***Deputy general director, director Gorodetsky of the interdistrict site of telecommunication - branch of OJSC***

Period: ***2000 - present time***
Organization: ***OJSC "VolgaTelecom"***
Activity: telecommunications
Post: ***a member of management board***

Equity stake in charter capital of the issuer: ***0.01148 %***
Shares in affiliated / dependent societies of the issuer:
none

Compensations paid for accounting quarter:
Confidential information

Timarev Valery Nikolayevich
Year of birth: ***1949***

Posts held during the last 5 years:
Period: ***1997 - present time***
Organization: ***OJSC "VolgaTelecom"***
Activity: telecommunications
Post: ***Deputy general director, director Urenskogo of the interdistrict site of telecommunication - branch of OJSC***

Period: ***2000 - present time***
Organization: ***OJSC "VolgaTelecom"***
Activity: telecommunications
Post: ***a member of management board***

Equity stake in charter capital of the issuer: ***0.00027 %***
Shares in affiliated / dependent societies of the issuer:
none

Compensations paid for accounting quarter:
Confidential information

The person acting as a sole executive of the issuer: Lyulin Vladimir Fedorovich

23. Compensations paid to members of the Board of directors (supervisory council) and other officials of the issuer.

Total size of compensations paid to all persons listed in items 21 and 22, for the accounting period:
Wages (Rub.).: ***1789151.64***
Premiums (Rub.).: ***1837065.86***
Commission (Rub.).: ***0***
Other property grantings (Rub.).: ***120***
In total (Rub.).: ***3626337.5***

See also items 21 and 22

24. Information on legal persons in which the issuer is a participant.

Legal persons in which the issuer owns not less than 5 percent of the charter capital:

Name: ***Closed joint-stock company "TeleSvyazinform"***
Location: ***the Russian Federation, Saransk, Bolshevistskaya street, 13***
Mail address: ***430000, the Russian Federation, Saransk, Bolshevistskaya street, 13***
Share of the issuer in the charter capital of the legal person: ***100 %***

Name: ***Limited Liability Company "Udmurt cellular networks - 450"***
Location: ***the Russian Federation, Izhevsk, Pushkinskaya street, 206***
Mail address: ***426034, the Russian Federation, Izhevsk, Pushkinskaya street, 206***
Share of the issuer in the charter capital of the legal person: ***100 %***

Name: ***Limited Liability Company "Vyatka - Page"***

Location: *the Russian Federation, Kirov (Reg.), Uralskaya street, 1*
Mail address: *610017, the Russian Federation, Kirov (Reg.), Oktyabrsky pr., 115*
Share of the issuer in the charter capital of the legal person: *91 %*

Name: *Closed joint-stock company "Digital telecommunications"*
Location: *the Russian Federation, Cheboksary, Gagarin str., 20 a*
Mail address: *428000, the Russian Federation, Cheboksary, Gagarin str., 20 a*
Share of the issuer in the charter capital of the legal person: *81.25 %*
Name: *non-state pension fund "Region - Svyaz"*
Location: *the Russian Federation, Izhevsk, Pushkinskaya street, 278*
Mail address: *426008, the Russian Federation, Izhevsk, Pushkinskaya street, 278*
Share of the issuer in the charter capital of the legal person: *75 %*

Name: *The closed joint-stock company " Pulse - Radio Joshkar - Ола "*
Location: *the Russian Federation, Yoshkar Ola, Sovetskaya street, 138*
Mail address: *424000, the Russian Federation, Yoshkar Ola, Sovetskaya street, 138*
Share of the issuer in the charter capital of the legal person: *61 %*

Name: *Closed joint-stock company "Cellular communication of Mordovia"*
Location: *the Russian Federation, Saransk, Bolshevistskaya street, 13*
Mail address: *430000, the Russian Federation, Saransk, Kommunisticheskaya str., 52*
Share of the issuer in the charter capital of the legal person: *60 %*

Name: *Limited Liability Company "Private security enterprise "ROS"*
Location: *the Russian Federation, Penza, Dzerzhinsky str., 30*
Mail address: *440062, the Russian Federation, Penza, Dzerzhinsky str., 30*
Share of the issuer in the charter capital of the legal person: *60 %*

Name: *The closed joint-stock company "Orenburg - GSM"*
Location: *the Russian Federation, Orenburg, pr. Avtomatiki, 8*
Mail address: *460048, the Russian Federation, Orenburg, pr. Avtomatiki, 8*
Share of the issuer in the charter capital of the legal person: *51 %*

Name: *Joint venture Limited Liability Company "Izhkom"*
Location: *the Russian Federation, Izhevsk, K.Marx str., 206*
Mail address: *426057, the Russian Federation, Izhevsk, K.Marx str., 206*
Share of the issuer in the charter capital of the legal person: *51 %*

Name: *Limited Liability Company "Radio-resonance"*
Location: *the Russian Federation. N.Novgorod, Oksky syezd, 8*
Mail address: *603022, the Russian Federation. N. Novgorod, Oksky syezd, 8*
Share of the issuer in the charter capital of the legal person: *51 %*

Name: *A Limited Liability Company "Vyatka cellular communication"*
Location: *the Russian Federation, Kirov (Reg.), Uralskaya street, 1*
Mail address: *the Russian Federation, Kirov (Reg.), Vorovsky str., 119*
Share of the issuer in the charter capital of the legal person: *51 %*

Name: *The closed joint-stock company "People's Phone Saratov"*
Location: *the Russian Federation, Saratov, Kiselyov street, 40*

Mail address: ***410600, the Russian Federation, Saratov, Kiselyov street, 40***
Share of the issuer in the charter capital of the legal person: ***50 % + 1***

Name: *The closed joint-stock company "Chery Page"*
Location: ***the Russian Federation, Cheboksary, K.Ivanov str., 83***
Mail address: ***428018, the Russian Federation, Cheboksary, K.Ivanov str., 83***
Share of the issuer in the charter capital of the legal person: ***50 %***

Name: *The closed joint-stock company "Saratov - Mobile"*
Location: ***the Russian Federation, Saratov, Kiselyov street, 40***
Mail address: ***410004, the Russian Federation, Saratov, Chernyshevsky str., 88, building 5***
Share of the issuer in the charter capital of the legal person: ***50 %***

Name: *closed joint-stock company "Ulyanovsk - GSM"*
Location: ***the Russian Federation, Ulyanovsk, L.Tolstoy str., 60***
Mail address: ***432063, the Russian Federation, Ulyanovsk, Goncharov str., 52***
Share of the issuer in the charter capital of the legal person: ***50 % + 1***

Name: *Closed joint-stock company "Nizhniy Novgorod radio telephone"*
Location: ***the Russian Federation. N.Novgorod, Gorky sq., Post House***
Mail address: ***603000, the Russian Federation. N.Novgorod, Gorky sq., Post House***
Share of the issuer in the charter capital of the legal person: ***50 %***

Name: *Closed joint-stock company "Nizhniy Novgorod cellular communication"*
Location: ***the Russian Federation. N.Novgorod, M.Gorky sq., Post House***
Mail address: ***603000, the Russian Federation. N.Novgorod, M.Gorky sq., Post House***
Share of the issuer in the charter capital of the legal person: ***50 %***

Name: *The closed joint-stock company "Digital networks of Udmurtiya - 900"*
Location: ***the Russian Federation, Izhevsk, Pushkinskaya street, 278***
Mail address: ***426003, the Russian Federation, Izhevsk, V.Sivkov str., 86***
Share of the issuer in the charter capital of the legal person: ***49 %***

Name: *Open joint-stock company " Information commercial networks "OMRIKS"*
Location: ***the Russian Federation, Orenburg, Tereshkova str., 10***
Mail address: ***460018, the Russian Federation, Orenburg, Tereshkova str., 10***
Share of the issuer in the charter capital of the legal person: ***42.4 %***

Name: *Closed joint-stock company " Commercial bank "C - Bank"*
Location: ***the Russian Federation, Izhevsk, Lenin street, 6***
Mail address: ***426057, the Russian Federation, Izhevsk, Lenin street, 6***
Share of the issuer in the charter capital of the legal person: ***41.7 %***

Name: *Joint venture the closed joint-stock company "Pulse - Radio"*
Location: ***the Russian Federation, Yoshkar Ola, Sovetskaya street, 138***
Mail address: ***424000, the Russian Federation, Yoshkar Ola, Sovetskaya street, 138***
Share of the issuer in the charter capital of the legal person: ***40 %***

Name: *Closed joint-stock company "Transsvyaz"*
Location: ***the Russian Federation. N.Novgorod, Chaadayev street, 2***

Mail address: *603950, the Russian Federation. N.Novgorod, GSP - 1273. Gordeyevskaya streets, 5, room 306*
Share of the issuer in the charter capital of the legal person: *40 %*

Name: *Closed joint-stock company " Nizhegorodteleservice "*
Location: *the Russian Federation. N.Novgorod, M.Gorky sq., Post House*
Mail address: *603107, the Russian Federation. N.Novgorod, Zhukov sq., 3*
Share of the issuer in the charter capital of the legal person: *40 %*

Name: *closed joint-stock company "Penza - Mobile"*
Location: *the Russian Federation, Penza, Kuprikhin str., 1/3*
Mail address: *440035, the Russian Federation, Penza, Popov str., 2 and*
Share of the issuer in the charter capital of the legal person: *40 %*

Name: *Joint venture closed joint-stock company "MarPaging"*
Location: *the Russian Federation, Yoshkar Ola, Sovetskaya street, 138*
Mail address: *424000, the Russian Federation, Yoshkar Ola, Sovetskaya street, 138*
Share of the issuer in the charter capital of the legal person: *40 %*

Name: *Open joint-stock company "Telesot"*
Location: *the Russian Federation, Orenburg, Tereshkova str., 257*
Mail address: *460050, the Russian Federation, Tereshkova str., 257*
Share of the issuer in the charter capital of the legal person: *32.4 %*

Name: *non-profit organization a non-state pension fund "Doveriye"*
Location: *the Russian Federation. N.Novgorod, M.Gorky sq., Post House*
Mail address: *603000, the Russian Federation. N.Novgorod, M.Gorky sq., Post House*
Share of the issuer in the charter capital of the legal person: *30 %*

Name: *Closed joint-stock company "Chuvashia Mobile"*
Location: *the Russian Federation, Cheboksary, K. Ivanov street, 83*
Mail address: *428018, the Russian Federation, Cheboksary, K. Ivanov street, 83*
Share of the issuer in the charter capital of the legal person: *30 %*

Name: *Open joint-stock company "Agrofirm "REANTA"*
Location: *the Russian Federation, Yoshkar Ola. Chavayn bld, 11 a*
Mail address: *424000, the Russian Federation, Yoshkar Ola. Chavayn bld, 11 a*
Share of the issuer in the charter capital of the legal person: *25 %*

Name: *The closed joint-stock company "Samara - Telecom"*
Location: *the Russian Federation, Samara, Polevaya str., 43*
Mail address: *443001, the Russian Federation, Samara, Polevaya str., 43*
Share of the issuer in the charter capital of the legal person: *25 %*
Name: *Closed joint-stock company "Samara - Telecom"*
Location: *the Russian Federation, Samara, Polevaya str., 43*
Mail address: *443001, the Russian Federation, Samara, Polevaya str., 43*
Share of the issuer in the charter capital of the legal person: *25 %*

Name: *Closed joint-stock company "Ericsson Svyaz"*
Location: *the Russian Federation. N.Novgorod, Gagarin pr., 37*

Mail address: *603129, the Russian Federation. N.Novgorod, Yanka Kupala street, 10*
Share of the issuer in the charter capital of the legal person: *24 %*

Name: *Limited Liability Company "Commercial Industrial firm "N.N.-Rossvyazinform"*
Location: *the Russian Federation. N.Novgorod, Sovetskaya sq., 3, office 425*
Mail address: *603000, the Russian Federation. N.Novgorod, M.Gorky sq., Post House*
Share of the issuer in the charter capital of the legal person: *20 %*

Name: *Closed joint-stock company "Sotel - Nizhniy Novgorod"*
Location: *the Russian Federation. N.Novgorod, Sovetskaya sq., 2*
Mail address: *603600, the Russian Federation. N.Novgorod, GSP - 57, Sovetskaya sq., 2*
Share of the issuer in the charter capital of the legal person: *20 %*

Name: *Closed joint-stock company Bank "Unexim - Volga"*
Location: *N.Novgorod, Novaya str., 17*
Mail address: *603000, the Russian Federation. N.Novgorod, Novaya str., 17*
Share of the issuer in the charter capital of the legal person: *19.67 %*

Name: *Open joint-stock company "EKS - TV"*
Location: *the Russian Federation, Yoshkar Ola, Osipenko str., 50*
Mail address: *424037, the Russian Federation, Yoshkar Ola, Osipenko str., 50*
Share of the issuer in the charter capital of the legal person: *19.4 %*

Name: *Closed joint-stock company "Rag-Time"*
Location: *the Russian Federation, Samara, Chernorechenskaya str., 50, office 418*
Mail address: *443013, Samara, Chernorechenskaya str., 50, office 418*
Share of the issuer in the charter capital of the legal person: *17 %*

Name: *Closed joint-stock company "Samarasvyazinform"*
Location: *the Russian Federation, Samara, Penzenskaya str., 24*
Mail address: *443010, Samara, Penzenskaya str., 24*
Share of the issuer in the charter capital of the legal person: *16.9 %*

Name: *Volga region Association of engineers of telecommunications and computer science "TELEINFO"*
Location: *the Russian Federation, Samara, L.Tolstoy str., 23-219*
Mail address: *443099, Samara, L.Tolstoy str., 23-219*
Share of the issuer in the charter capital of the legal person: *16.7 %*

Name: *Closed joint-stock company "Saratov system of cellular communication"*
Location: *the Russian Federation, Saratov, pr. 50 years of October, 110 A*
Mail address: *410040, Saratov, pr. 50 years of October, 110 A*
Share of the issuer in the charter capital of the legal person: *15 %*

Name: *Limited Liability Company "Processing center "Union Card" Nizhniy Novgorod"*
Location: *the Russian Federation. N.Novgorod, Varvarskaya str., 32*
Mail address: *603000, the Russian Federation. N.Novgorod, M.Gorky sq., Post House*
Share of the issuer in the charter capital of the legal person: *15 %*

Name: *Closed joint-stock company "Center of author's medical technologies and innovations"*

Location: ***the Russian Federation, Saransk,***
Mail address: ***430000, the Russian Federation, Saransk, Kommunisticheskaya str., 52***
Share of the issuer in the charter capital of the legal person: ***14 %***

Name: ***Closed joint-stock company "Scientific and technological centre "Komset"***
Location: ***the Russian Federation, Moscow, Zelyony pr., 7. floor 4***
Mail address: ***111141, the Russian Federation, Moscow, Zelyony pr., 7. floor 4***
Share of the issuer in the charter capital of the legal person: ***11 %***

Name: ***Closed joint-stock company "Agency for protection of competition and consumers rights EKAD"***
Location: ***the Russian Federation, Nizhniy Novgorod Reg., Pavlovo, Suvorov str., 1***
Mail address: ***603140, the Russian Federation. N.Novgorod, Lenin pr., 11 r. 311***
Share of the issuer in the charter capital of the legal person: ***10.4 %***

Name: ***Limited Liability Company "Samara payphone"***
Location: ***the Russian Federation, Samara, Penzenskaya street, 68 a***
Mail address: ***443096, Samara, Penzenskaya street, 68 a***
Share of the issuer in the charter capital of the legal person: ***10 %***

Name: ***Closed joint-stock company "TeleRoss - Samara"***
Location: ***the Russian Federation, Samara, Polevaya str., 43***
Mail address: ***443001, the Russian Federation, Samara, Polevaya str., 43***
Share of the issuer in the charter capital of the legal person: ***10 %***

Name: ***Limited Liability Company "Raduga-Poisk"***
Location: ***the Russian Federation. N.Novgorod, Studencheskaya str., 11***
Mail address: ***603000, the Russian Federation, N.Novgorod, M.Gorky sq., Post House***
Share of the issuer in the charter capital of the legal person: ***10 %***

Name: ***Closed joint-stock company Russian documentary telecommunication "Rostelegraf"***
Location: ***the Russian Federation, Moscow, Tverskaya str., 7***
Mail address: ***103375, Moscow, Tverskaya str., 7***
Share of the issuer in the charter capital of the legal person: ***7.8 %***

Name: ***Limited Liability Company "PAKT"***
Location: ***the Russian Federation, Penza, pr. Stroiteley, 130 - 248***
Mail address: ***440071, the Russian Federation, Penza, Krasnov str., 33***
Share of the issuer in the charter capital of the legal person: ***6.25 %***

Name: ***Open joint-stock company "Sheremetev's Castle"***
Location: ***Republic of Mariy El, Yurino***
Mail address: ***425000, Republic of Mariy El, Yurino***
Share of the issuer in the charter capital of the legal person: ***5 %***

25. Participation shares of all legal persons in which the issuer owns more than 5 percent of the charter capital, and participation share of their officials in the charter capital of the issuer.

25.1 Name: ***LLC "Udmurt cellular networks - 450"***
Location: ***the Russian Federation, Izhevsk, Pushkinskaya street, 206***
Mail address: ***426034, the Russian Federation, Izhevsk, Pushkinskaya street, 206***
Share of the issuer in the charter capital of the legal person: ***100 %***

Share of the specified person in the charter capital of the issuer: ***none***
Officials:

25.1.1 ***Pozdeyev Arcady Nikolayevich***
Functions: ***Member of the board of directors (supervisory council)***
Share of the specified person in the charter capital of the issuer: ***0.01703 %***

25.2 Name: ***non-state pension fund "Region - Svyaz"***
Location: ***the Russian Federation, Izhevsk, Pushkinskaya street, 278***
Mail address: ***426008, the Russian Federation, Izhevsk, Pushkinskaya street, 278***
Share of the issuer in the charter capital of the legal person: ***75 %***
Share of the specified person in the charter capital of the issuer: ***none***
Officials:

25.2.1 ***Khaba Stepan Mikhailovich***
Functions: ***Member of the board of directors (supervisory council)***
Share of the specified person in the charter capital of the issuer: ***0.04126 %***

25.2.2 ***Galchenko Tatyana Petrovna***
Functions: ***Member of the board of directors (supervisory council)***
Share of the specified person in the charter capital of the issuer: ***0.00249 %***

25.3 Name: ***CJSC "Nizhniy Novgorod cellular communication"***
Location: ***the Russian Federation. N.Novgorod, M.Gorky sq., Post House***
Mail address: ***603000, the Russian Federation. N.Novgorod, M.Gorky sq., Post House***
Share of the issuer in the charter capital of the legal person: ***50 %***
Share of the specified person in the charter capital of the issuer: ***none***
Officials:

25.3.1 ***Petrov Mikhail Viktorovich***
Functions: ***Sole executive***
Share of the specified person in the charter capital of the issuer: ***0 %***

25.3.2 ***Lyulin Vladimir Fedorovich***
Functions: ***Member of the board of directors (supervisory council)***
Share of the specified person in the charter capital of the issuer: ***0.18588 %***

25.4 Name: ***CJSC "Saratov Mobile"***
Location: the Russian Federation, Saratov, Kiselyov street, 40
Mail address: ***410004, the Russian Federation, Saratov, Chernyshevsky str., 88, a building 5***
Share of the issuer in the charter capital of the legal person: ***50 %***
Share of the specified person in the charter capital of the issuer: ***none***
Officials:

25.4.1 ***Komarov Igor Evgenievich***
Functions: ***Member of the board of directors (supervisory council)***
Share of the specified person in the charter capital of the issuer: ***0.00015 %***

25.5 Name: ***CJSC "Nizhniy Novgorod radio telephone"***
Location: ***the Russian Federation. N.Novgorod, M. Gorky sq., Post House***
Mail address: ***603000, the Russian Federation. N.Novgorod, M. Gorky sq., Post House***
Share of the issuer in the charter capital of the legal person: ***50 %***
Share of the specified person in the charter capital of the issuer: ***none***
Officials:

25.5.1 *Karashtin Mikhail Pavlovich*
Functions: *sole executive*
Share of the specified person in the charter capital of the issuer: ***0.00454 %***

25.5.2 *Lyulin Vladimir Fedorovich*
Functions: ***Member of the board of directors (supervisory council)***
Share of the specified person in the charter capital of the issuer: ***0.18588 %***

25.6 Name: ***CJSC "People's Telephone Saratov"***
Location: the Russian Federation, Saratov, Kiselyov street, 40
Mail address: ***410600, the Russian Federation, Saratov, Kiselyov street, 40***
Share of the issuer in the charter capital of the legal person: ***50 % + 1***
Share of the specified person in the charter capital of the issuer: ***none***
Officials:

25.6.1 *Kalinin Andrey Evgenievich*
Functions: ***sole executive***
Share of the specified person in the charter capital of the issuer: ***0.00111 %***

25.6.2 *Korolkov Oleg Animpadistovich*
Functions: ***Member of the board of directors (supervisory council)***
Share of the specified person in the charter capital of the issuer: ***0.102592 %***

25.6.3 *Muravlev Vladimir Borisovich*
Functions: ***Member of the board of directors (supervisory council)***
Share of the specified person in the charter capital of the issuer: ***0.01772 %***

25.7 Name: ***CJSC "Digital networks of Udmurtiya - 900"***
Location: ***the Russian Federation, Izhevsk, Pushkinskaya street, 278***
Mail address: ***426003, the Russian Federation, Izhevsk, V.Sivkov str., 86***
Share of the issuer in the charter capital of the legal person: ***49 %***
Share of the specified person in the charter capital of the issuer: ***0.00976 %***
Officials:

25.7.1 *Sokovikov Sergey Ivanovich*
Functions: ***Member of the board of directors (supervisory council)***
Share of the specified person in the charter capital of the issuer: ***0.00321 %***

25.8 Name: ***CJSC of KB "C - Bank"***
Location: ***the Russian Federation, Izhevsk, Lenin street, 6***
Mail address: ***426057, the Russian Federation, Izhevsk, Lenin street, 6***
Share of the issuer in the charter capital of the legal person: ***41.7 %***
Share of the specified person in the charter capital of the issuer: ***0.05197 %***
Officials:

25.8.1 *Vyalshin Alexander Pavlovich*
Functions: ***Member of a joined executive agency***
Share of the specified person in the charter capital of the issuer: ***0.00011 %***

25.8.2 *Fariseyev Valery Mikhailovich*
Functions: ***Member of a joined executive agency***
Share of the specified person in the charter capital of the issuer: ***0.00005 %***

25.9 Name: *CJSC "Nizhegorodteleservice"*
Location: ***the Russian Federation. N.Novgorod. M. Gorky sq., Post House***
Mail address: ***604107, the Russian Federation. N.Novgorod. Zhukov sq., 3***
Share of the issuer in the charter capital of the legal person: ***40 %***
Share of the specified person in the charter capital of the issuer: ***none***
Officials:

25.9.1 ***Mukhin Vladimir Aleksandrovich***
Functions: ***sole executive***
Share of the specified person in the charter capital of the issuer: ***0 %***
25.9.2 ***Kuzmenko Yury Vasilievich***
Functions: ***Member of the board of directors (supervisory council)***
Share of the specified person in the charter capital of the issuer: ***0.00871 %***

25.9.3 ***Lyulin Vladimir Fedorovich***
Functions: ***Member of the board of directors (supervisory council)***
Share of the specified person in the charter capital of the issuer: ***0.18588 %***

25.10 Name: *CJSC "Transsvyaz"*
Location: ***the Russian Federation. N.Novgorod, M. Gorky sq., Post House***
Mail address: ***603035, the Russian Federation. N.Novgorod, Chaadayev street, 2***
Share of the issuer in the charter capital of the legal person: ***40 %***
Share of the specified person in the charter capital of the issuer: ***none***
Officials:

25.10.1 ***Sumin Yury Afanasievich***
Functions: ***sole executive***
Share of the specified person in the charter capital of the issuer: ***0.00096 %***

25.10.2 ***Lyulin Vladimir Fedorovich***
Functions: ***Member of the board of directors (supervisory council)***
Share of the specified person in the charter capital of the issuer: ***0.18588 %***

25.11 Name: ***non-profit organization a non-state pension fund "Doveriye"***
Location: ***the Russian Federation. N.Novgorod, M. Gorky sq., Post House***
Mail address: ***603000, the Russian Federation. N.Novgorod, M. Gorky sq., Post House***
Share of the issuer in the charter capital of the legal person: ***30 %***
Share of the specified person in the charter capital of the issuer: ***none***
Officials:

25.11.1 ***Suvorov Eugeny Borisovich***
Functions: ***sole executive***
Share of the specified person in the charter capital of the issuer: ***0 %***

25.11.2 ***Lyulin Vladimir Fedorovich***
Functions: ***Member of the board of directors (supervisory council)***
Share of the specified person in the charter capital of the issuer: ***0.18588 %***

25.11.3 ***Shuleshov Nikolay Mikhailovich***
Functions: ***Member of the board of directors (supervisory council)***
Share of the specified person in the charter capital of the issuer: ***0.0026 %***

25.11.4 ***Tulyakov Yury Mikhailovich***

Functions: ***Member of the board of directors (supervisory council)***
Share of the specified person in the charter capital of the issuer: ***0.00002 %***

25.12 Name: ***CJSC " Samara - Telecom "***
Location: ***the Russian Federation, Samara, Polevaya str., 43***
Mail address: ***443001, the Russian Federation, Samara, Polevaya str., 43***
Share of the issuer in the charter capital of the legal person: ***25 %***
Share of the specified person in the charter capital of the issuer: ***none***
Officials:

25.12.1 ***Poverenov Eugeny Nikolayevich***
Functions: ***Member of the board of directors (supervisory council)***
Share of the specified person in the charter capital of the issuer: ***0.00117 %***

25.13 Name: ***CJSC "Sotel-Nizhniy Novgorod"***
Location: ***the Russian Federation. N.Novgorod, Sovetskaya sq., 2***
Mail address: ***603136, the Russian Federation. N.Novgorod, Sovetskaya sq., 2***
Share of the issuer in the charter capital of the legal person: ***20 %***
Share of the specified person in the charter capital of the issuer: ***none***
Officials:

25.13.1 ***Barsukov Anatoly Gennadievich***
Functions: ***sole executive***
Share of the specified person in the charter capital of the issuer: ***0 %***

25.13.2 ***Korshunov Sergey Maksimovich***
Functions: ***Member of the board of directors (supervisory council)***
Share of the specified person in the charter capital of the issuer: ***0.01413 %***

25.13.3 ***Lyulin Vladimir Fedorovich***
Functions: ***Member of the board of directors (supervisory council)***
Share of the specified person in the charter capital of the issuer: ***0.18588 %***

25.14 Name: ***LLC "Commercial product company" N.N. - Rossvyazinform"***
Location: ***the Russian Federation. N.Novgorod, Sovetskaya sq., 3, office 425***
Mail address: ***603000, the Russian Federation. N.Novgorod, M. Gorky sq., Post House***
Share of the issuer in the charter capital of the legal person: ***20 %***
Share of the specified person in the charter capital of the issuer: ***none***
Officials:

25.14.1 ***Alyshev Vadim Petrovich***
Functions: ***sole executive***
Share of the specified person in the charter capital of the issuer: ***0.00532 %***

25.15 Name: ***CJSC Bank " Unexim - Volga "***
Location: ***the Russian Federation. N.Novgorod, Novaya street, 17***
Mail address: ***603000, the Russian Federation. N.Novgorod, Novaya street, 17***
Share of the issuer in the charter capital of the legal person: ***19.67 %***
Share of the specified person in the charter capital of the issuer: ***none***
Officials:

25.15.1 ***Novikov Vladimir Petrovich***
Functions: ***sole executive***
Share of the specified person in the charter capital of the issuer: ***0 %***

25.15.2 *Lyulin Vladimir Fedorovich*
Functions: ***Member of the board of directors (supervisory council)***
Share of the specified person in the charter capital of the issuer: ***0.18588 %***

25.15.3 *Silenko Boris Anatolievich*
Functions: ***Member of the board of directors (supervisory council)***
Share of the specified person in the charter capital of the issuer: ***0.00762 %***

25.16 Name: *CJSC "Rag-Time"*
Location: ***the Russian Federation, Samara, Chernorechenskaya street, 50, office 418***
Mail address: ***443013, the Russian Federation, Samara, Chernorechenskaya street, 50, office 418***
Share of the issuer in the charter capital of the legal person: ***17 %***
Share of the specified person in the charter capital of the issuer: ***none***
Officials:

25.16.1 ***Romanenko Vladimir Viktorovich***
Functions: ***Member of the board of directors (supervisory council)***
Share of the specified person in the charter capital of the issuer: ***0.00214 %***

25.17 Name: *CJSC " Samarasvyazinform "*
Location: ***the Russian Federation, Samara, Penzenskaya street, 24***
Mail address: ***443010, Samara, Penzenskaya street, 24***
Share of the issuer in the charter capital of the legal person: ***16.9 %***
Share of the specified person in the charter capital of the issuer: ***none***
Officials:

25.17.1 ***Nazarov Alexander Konstantinovich***
Functions: ***Member of the board of directors (supervisory council)***
Share of the specified person in the charter capital of the issuer: ***0.00064 %***

25.18 Name: *CJSC "Saratov system of cellular communication"*
Location: ***the Russian Federation, Saratov, pr. 50 years of October, 110 A***
Mail address: ***410040, the Russian Federation, Saratov, pr. 50 years of October, 110 A***
Share of the issuer in the charter capital of the legal person: ***15 %***
Share of the specified person in the charter capital of the issuer: ***none***
Officials:

25.18.1 ***Korolkov Oleg Animpadistovich***
Functions: ***Member of the board of directors (supervisory council)***
Share of the specified person in the charter capital of the issuer: ***0.10259 %***

25.19 Name: *CJSC " TeleRoss - Samara "*
Location: ***the Russian Federation, Samara, Polevaya str., 43***
Mail address: ***443001, the Russian Federation, Samara, Polevaya str., 43***
Share of the issuer in the charter capital of the legal person: ***10 %***
Share of the specified person in the charter capital of the issuer: ***none***
Officials:

25.19.1 ***Melik - Shakhnazarova Galina Vladimirovna***
Functions: ***Member of the board of directors (supervisory council)***
Share of the specified person in the charter capital of the issuer: ***0.00004 %***

25.20 Name: *CJSC Russian documentary telecommunication "Rostelegraf"*

Location: ***the Russian Federation, Moscow, Tverskaya str., 7***
Mail address: ***103375, the Russian Federation, Moscow, Tverskaya str., 7***
Share of the issuer in the charter capital of the legal person: *7.8 %*
Share of the specified person in the charter capital of the issuer: ***none***
Officials:

25.20.1 ***Sazer Alik Iosifovich***
Functions: ***Member of the board of directors (supervisory council)***
Share of the specified person in the charter capital of the issuer: ***0.00951 %***

26. Other affiliates of the issuer.

26.1 ***Lyulin Vladimir Fedorovich***
Share of the specified person in the charter capital of the issuer: ***0.18588 %***

26.2 ***Arakcheyev Alexander Vasilievich***
Share of the specified person in the charter capital of the issuer: ***0.06122 %***

26.3 ***Abashin Vladimir Aleksandrovich***
Share of the specified person in the charter capital of the issuer: ***0.00829 %***

26.4 ***Vystorop Vasily Petrovich***
Share of the specified person in the charter capital of the issuer: ***none***

26.5 ***Grigorieva Lyubov Ivanovna***
Share of the specified person in the charter capital of the issuer: ***0.01192 %***

26.6 ***Dyakonov Mikhail Vasilievich***
Share of the specified person in the charter capital of the issuer: ***none***

26.7 ***Yeliseyeva Valentina Ivanovna***
Share of the specified person in the charter capital of the issuer: ***0.00415 %***

26.8 ***Kireyeva Anastas Maksimovna***
Share of the specified person in the charter capital of the issuer: ***0.07855 %***

26.9 ***Kuranov Mikhail Andreyevich***
Share of the specified person in the charter capital of the issuer: ***0.01148 %***

26.10 ***Lebedev Alexander Ivanovich***
Share of the specified person in the charter capital of the issuer: ***none***

26.11 ***Osipova Lyudmila Petrovna***
Share of the specified person in the charter capital of the issuer: ***0.00219 %***

26.12 ***Tolstonogov Nikolay Ivanovich***
Share of the specified person in the charter capital of the issuer: ***0.06951 %***

26.13 ***Timarev Valery Nikolayevich***
Share of the specified person in the charter capital of the issuer: ***0.00027 %***

26.14 ***Bakhayev Mikhail Anatolievich***
Share of the specified person in the charter capital of the issuer: ***0.12141 %***

26.15 *Volkov Vladimir Nikolayevich*
Share of the specified person in the charter capital of the issuer: ***0.00588 %***

26.16 *Grigorieva Alla Borisovna*
Share of the specified person in the charter capital of the issuer: ***0.00061 %***

26.17 *Osipchuk Anton Igorevich*
Share of the specified person in the charter capital of the issuer: ***none***

26.18 *Degtyaryov Vadim Sergeyevich*
Share of the specified person in the charter capital of the issuer: ***none***

26.19 *Zabolotny Igor Viktorovich*
Share of the specified person in the charter capital of the issuer: ***none***

26.20 *Lopatin Alexander Vladimirovich*
Share of the specified person in the charter capital of the issuer: ***none***

27. Participation share of the Issuer in the Charter Capital of legal persons - affiliates.
See items 24, 25, 26

28. Participation share of affiliates of the Issuer, and of their founders and officials in the Charter Capital of the Issuer.
See items 24, 25, 26

29. Persons who possess 5 percent of votes or more in the supreme management body of the issuer.
Name: *Open joint-stock company " Investment company of telecommunication "*
Share: *50.67 %*

Name: *"ING BANK (EURASIA) ZAO" (CLOSED JOINT-STOCK COMPANY)*
Share: *15.63 %*

Name: *Closed joint-stock company "Depository clearing company"*
Share: *7.025 %*

30. Participation of the issuer in industrial, bank, financial groups, holdings, concerns and associations.
Organization: *Association of operators of the federal network of business service "Iskra".*
Place and functions of the issuer in the organization: ***the Association is founded by legal persons for assistance to its members in achievement of coordination of enterprise activity, performance and protection of their interests.***
The issuer, a member of Association, participates in its activity that promotes achievement of purposes and targets stipulated by the charter of Association "SDO - Iskra".

31. Branches and agencies of the issuer.
Name: *Arzamas IDTC*
Location: *Nizhniy Novgorod Region, Arzamas, Pushkin street, 145*
Mail address: *607220, Nizhniy Novgorod Region, Arzamas, Pushkin street, 145*
Manager: *Abashin Vladimir Aleksandrovich*
Date of opening: *3.02.1994*
Validity of the power of attorney: *31.12.2002*

Name: *Gorodets IDTC*
Location: *Nizhniy Novgorod Region, Gorodets, Proletarskaya street, 15*
Mail address: ***606500, Nizhniy Novgorod Region, Gorodets, Proletarskaya street, 15***
Manager: Kuranov Mikhail Andreyevich
Date of opening: ***3.02.1994***
Validity of the power of attorney: ***31.12.2002***

Name: *Kstovo IDTC*
Location: *Nizhniy Novgorod Region, Kstovo, pr. Pobedy, 12*
Mail address: *607650, Nizhniy Novgorod Region, Kstovo, pr. Pobedy, 12*
Manager: ***Lebedev Alexander Ivanovich***
Date of opening: ***3.02.1994***
Validity of the power of attorney: ***31.12.2002***

Name: *Uren IDTC*
Location: *Nizhniy Novgorod Region, Uren, Vokzalnaya street, 2*
Mail address: *606800, Nizhniy Novgorod Region, Uren, Vokzalnaya street, 2*
Manager: Timarev Valery Nikolayevich
Date of opening: ***3.02.1994***
Validity of the power of attorney: ***31.12.2002***

Name: *Dzerzhinsk IDTC*
Location: *Nizhniy Novgorod Region, Dzerzhinsk, Lenin pr., 61*
Mail address: *606000, Nizhniy Novgorod Region, Dzerzhinsk, Lenin pr., 61*
Manager: Volkov Vladimir Nikolayevich
Date of opening: ***3.02.1994***
Validity of the power of attorney: ***31.12.2002***

Name: *Nizhniy Novgorod inter-city telephone exchange*
Location: *Nizhniy Novgorod, Gagarin pr., 11*
Mail address: *603022, Nizhniy Novgorod, Gagarin pr., 11*
Manager: ***Tolstonogov Nikolay Ivanovich***
Date of opening: ***3.02.1994***
Validity of the power of attorney: ***31.12.2002***

Name: *Nizhniy Novgorod city telephone network*
Location: *Nizhniy Novgorod, Vaneyev street, 9a*
Mail address: *603115, Nizhniy Novgorod, Vaneyev street, 9a*
Manager: Bakhayev Mikhail Anatolievich
Date of opening: ***3.02.1994***
Validity of the power of attorney: ***31.12.2002***

Name: *computer centre*
Location: *Nizhniy Novgorod, Y.Kupala street, 9*
Mail address: *603006, Nizhniy Novgorod, Kovalikhinskaya street, 2*
Manager: ***Popkov Victor Vasilievich***
Date of opening: ***3.02.1994***
Validity of the power of attorney: ***31.12.2002***

Name: ***Kirov branch***
Location: ***Kirov, Drelevsky street, 43/1***
Mail address: ***601000, Kirov, Drelevsky street, 43/1***
Manager: ***Popovsky Valery Petrovich***
Date of opening: ***1.12.2002***
Validity of the power of attorney: ***26.11.2002***

Name: ***Branch in the Republic of Mariy El***
Location: ***the Republic of Mariy El, Yoshkar Ola, Sovetskaya street, 138***
Mail address: ***424000, the Republic of Mariy El, Yoshkar Ola, Sovetskaya street, 138***
Manager: ***Kirillov Alexander Ivanovich***
Date of opening: ***1.12.2002***
Validity of the power of attorney: ***26.11.2003***

Name: ***Branch in Republic of Mordovia***
Location: ***Saransk, Bolshevistskaya street, 13***
Mail address: ***430000, Saransk, Bolshevistskaya street, 13***
Manager: Shubin Ivan Ivanovich
Date of opening: ***1.12.2002***
Validity of the power of attorney: ***26.11.2003***

Name: ***The Orenburg branch***
Location: ***Orenburg, Volodarsky street, 11***
Mail address: ***460000, Orenburg, Volodarsky street, 11***
Manager: ***Zinovjev Alexander Nikolayevich***
Date of opening: ***1.12.2002***
Validity of the power of attorney: ***26.11.2003***

Name: ***The Penza branch***
Location: ***Penza, Kuprin street, 1/3***
Mail address: ***440606, Penza, Kuprin street, 1/3***
Manager: ***Nazarov Victor Markovich***
Date of opening: ***1.12.2002***
Validity of the power of attorney: ***26.11.2003***

Name: ***The Samara branch***
Location: ***Samara, Leningradskaya street, 24***
Mail address: ***443010, Samara, Krasnoarmeyskaya street, 17***
Manager: Yolkin Sergey Leonidovich
Date of opening: ***1.12.2002***
Validity of the power of attorney: ***26.11.2003***

Name: ***The Saratov branch***
Location: ***Saratov, Kiselyov street, 40***
Mail address: ***410600, Saratov, Kiselyov street, 40***
Manager: ***Korolkov Oleg Animpadistovich***
Date of opening: ***1.12.2002***
Validity of the power of attorney: ***26.11.2003***

Name: ***The Ulyanovsk branch***

Location: *Ulyanovsk, Tolstoy str., 60*
Mail address: ***432601, Ulyanovsk, Tolstoy str., 60***
Manager: Karyukanov Anatoly Sergeyevich
Date of opening: ***1.12.2002***
Validity of the power of attorney: ***26.11.2003***

Name: ***Branch in the Udmurt republic***
Location: ***Izhevsk, Pushkinskaya street, 278***
Mail address: ***426008, Izhevsk, Pushkinskaya street, 278***
Manager: Fomitchov Sergey Mironovich
Date of opening: ***1.12.2002***
Validity of the power of attorney: ***26.11.2003***

Name: ***Branch in the Chuvash Republic***
Location: ***the Chuvash Republic, Cheboksary, Lenin pr., 2***
Mail address: ***428000, the Chuvash Republic, Cheboksary, Lenin pr., 2***
Manager: Zaraysky Victor Yakovlevich
Date of opening: ***1.12.2002***
Validity of the power of attorney: ***26.11.2003***

Name: ***The Nizhniy Novgorod branch***
Location: ***Nizhniy Novgorod, Bolshaya Pokrovskaya str., 56***
Mail address: ***603000, Nizhniy Novgorod, Bolshaya Pokrovskaya str., 56***
Manager: Lyulin Vladimir Fedorovich
Date of opening: ***27.12.2002***
Validity of the power of attorney:

32. Amount of workers of the issuer.

Average number of workers of the issuer, including the workers working in his branches and agencies, for the accounting period: *50232*

33. Description of basic activities of the issuer.

The telecommunication sector is a dynamically developing sector of Russia, whose potential is estimated highly.

Stability of telecommunication sector is determined by the following factors:

- ***Constant clientele:***

The commercial companies,

The state organizations,

Physical persons (population).

- ***Higher level of available receipts;***
- ***Introduction of per minute payment for telephone calls;***
- ***Significant potential of development in the next years.***

Priority direction of development of telecommunication sector in the Russian Federation is creation of a competitive environment by telecommunication operators. In the recent years there was a sharp growth of competition.

There is a reform going on in telecommunications sector - creation of 7 inter-regional companies. Association "Volga" will take over 11 Volga region operators. OJSC " Nizhegorodsvyazinform " is the principal operator in the telecommunication market of region, it will take over the other operators: OJSC " Svyazinform " of the Samara Region, OJSC Svyazinform " the Penza Region, OJSC " Saratovelektrosvyaz ", OJSC " Telecommunication " of the Ulyanovsk Region, OJSC " Udmurttelecom ", OJSC " Kirovelektrosvyaz ", OJSC " Martelecom " of the Republic of Mariy El, OJSC "

Svyazinform " of Republic Mordovia, OJSC " Svyazinform " of the Chuvash republic, OJSC " Elektrosvyaz " of the Orenburg Region.

The basic kinds of production (services).
The basic activities and their share in aggregate profits. (2001).

Local telecommunication - 42,2 %.
Inter-city and international telecommunication - 52,6 %.
Document communication - 2,8 %.
Wire broadcast - 2,4 %.

The basic suppliers

The basic suppliers of equipment to the Issuer are:

name	share in total amount of deliveries, thousand Rub.	share in total amount of deliveries, %
1. CJSC " Krasnaya Zarya ", Saint Petersburg	26702	13,4
2. " The Factory G.I. Petrovsky " N.Novgorod	17013	8,5
3. CJSC " AKKU-Vertrieb ", Moscow	1824	0,9
4. CJSC " Sokol - ATC ", Belgorod	2183	1,1
5. EZNP of special design bureau of the Russian Academy of Science, Chernogolovka, Moscow region	7269	3,6
6. LLC " Intercross ", Ryazan	5670	2,8
7. LLC " Local networks ", Moscow	7084	3,6
8. Import suppliers	114635	57,5
Including		
ATX Arzamas, "Iskratel" Slovenia	20351	11,6
Dzerzhinsk, "Alcatel" Germany	9331	8,1
N.Novgorod "Sumitomo" Corporation	9397	8,1

In 2001, import deliveries of equipment made 57,5 %. The specified sources of deliveries of equipment are considered accessible in the future, that is caused by steady economic relations between the named firms and the issuer.

Tariff policy

The issuer, rendering a communication service, receives a substantial part of the profit from the following sources:
- *monthly fixed subscriber fee,*
- *time-based (per minute) payment;*
- *payment for installation of new telephone lines.*

The size of the fixed subscriber fee is established by the Ministry on antimonopoly policy of Russia. Tariffs for international and long distance calls are defined by OJSC " Rostelecom ".

Seasonal prevalence in activity of the issuer

The basic activities of the issuer are not a seasonal activity.

markets of production (works, services) of the issuer

Nizhniy Novgorod and the Nizhniy Novgorod Region.

Activity concerning stocks

Activity concerning stocks for realization by the issuer of the basic activities on granting various communication services has no essential significance.

Major competitors

More than 10 alternative operators work in the segment of traditional communication services . The cumulative share of the market occupied by them is insignificant, therefore the market of traditional communication services is not very competitive.
A hard enough competitive environment characterizes the sector of new services, in particular the INTERNET. 12 Internet - providers work in this segment. OJSC "VolgaTelecom" actively developing the INTERNET services occupies now a leading position in the market.

34. Investment declaration. Description of activity of the issuer.

Submitted only by investment funds

35. Plans of future activity of the issuer.

According to the development plan, the issuer continues working on development of communication facilities in 2002. The capital construction plan for 2002 provides disbursement of 383563 thousand Rub., commission of fixed assets for a sum of 412973 thousand Rub. is also planned. Financing of capital investments will be carried out at the expense of own funds, funds of physical persons, credit of suppliers of import equipment, leasing.
The plan provides construction of profitable objects directed to development of business, their share in total amount of investment financing makes more than 91,2 %. In 2002 it is planned to commission:

- *ATX with total capacity of 55,8 thousand lines, incl.:*
  city networks - 54,8 thousand AL
  rural networks - 1,0 thousand AL
- *a TCC Building - 13,9 thous. m3,*

To construct FOL in the extent of 153 kms, construction of new digital ATXs with ISDN functions will be continued.
It is planned:

- *The second stage of the project "Construction of a data network in N.Novgorod";*
- *Upgrade of the Inter-city AMX to a facility of 10890 channels;*
- *Reconstruction of the telegraph with designed capacity of 877 phone points;*
- *Transition from the six--place numbering the Nizhniy Novgorod CTN to the 7 --place.*

36. Data of the charter capital of the issuer.

The size of the charter capital of the issuer (Rub.).: *583387500*

Breakdown of the charter capital on categories of shares:
Common stock:
Total amount (Rub.).: *437541000*
Equity stake in charter capital: *75.000064 %*
Preferred shares:
Total amount (Rub.).: *145846500*
Equity stake in charter capital: *24.999936 %*

37. Information about the share of the state (municipal authority) in the charter capital of the issuer.

Share of the charter capital of the issuer in the state (municipal) property:

Kind of property: ***Federal***

Share: ***0.60042 %***

Block manager: ***the Russian Fund of Federal property***

Share holding of the issuer fixed in the state (municipal) property:

none

Availability of the special right of participation of the Russian Federation, subjects of the Russian Federation, municipal authorities in management of the issuer (" the gold share "):

not provided

38. Information on declared shares of the issuer.

38.1

Category of shares: ordinary

Form of shares: ***nominal paperless***

Long title of category / type of declared shares: ***ordinary nominal paperless shares***

Face value (Rub.).: ***5***

Amount: ***159766200***

Total amount (Rub.).: ***798831000***

Conditions of placement: ***the Society has the right to place 159766200 ordinary nominal paperless shares in addition to the placed common stock (declared shares). Face value of each declared common stock makes 5 (Five) rubles. (item 6.3 of the Charter)***

The declared shares stipulated by item 6.3 of the present Charter, in case of their placement will possess all rights established by articles 7, 8 of the Charter for shares of the Society of a corresponding category (type).

The charter capital of the Society can be increased in the procedure stipulated by the current legislation of the Russian Federation and the present Charter, in the next ways:

- By increase of face value of shares of the Society;

- By placement of additional shares by means of open or closed subscription.

In the case of increase of the charter capital of the Society by placement of additional shares by open or closed subscription, payment of placed shares can be carried out on the basis of the resolution on placement of shares by money, securities, other property or property rights or other rights having a monetary valuation.

The increase of the charter capital of the Society by placement of additional shares by means of a closed subscription, as well as by placement of additional shares by public offering in case if the amount of shares additionally placed by public offering makes an increase of the charter capital of the Society of more than 25 percent of the shares placed by the Society earlier, is carried out on the basis of the resolution of the general meeting of stockholders of the Society adopted by a majority of three quarters of votes of stockholders, owners of voting shares of the Society participating in the assembly.

The increase of the charter capital of the Society by placement of additional shares by public offering is carried out on the basis of the resolution of the Board of directors of the Society adopted unanimously by all members of the Board of directors of the Society without taking into account the votes of retired directors of the Society in case if the amount of additionally placed shares makes 25 percent or less of shares placed by the Society earlier.

The increase of the charter capital of the Society by placement of additional shares at the expense of property of the Society is carried out on the basis of the resolution of the Board of directors of

the Society adopted unanimously by all members of the Board of directors of the Society except for votes of retired directors of the Society.

38.2

Category of shares: ***preferred***

Share Type: A

Form of shares: ***nominal paperless***

Long title of category / type of declared shares: ***preferred nominal paperless type A shares***

Face value (Rub.).: *5*

Amount: *53354600*

Total amount (Rub.).: *266773000*

Conditions of placement: ***the Society has the right to place 53354600 preferred nominal paperless shares of type A in addition to the placed preferred shares (declared shares). Face value of each declared preference share of type A makes 5 (Five) rubles.***

The declared shares stipulated by item 6.3 of the present Charter, in case of their placement will possess all rights established by articles 7, 8 of the Charter for shares of the Society of a corresponding category (type).

The charter capital of the Society can be increased in the procedure stipulated by the current legislation of the Russian Federation and the present Charter, in the next ways:

- By increase of face value of shares of the Society;

- By placement of additional shares by means of open or closed subscription.

In the case of increase of the charter capital of the Society by placement of additional shares by open or closed subscription, payment of placed shares can be carried out on the basis of the resolution on placement of shares by money, securities, other property or property rights or other rights having a monetary valuation.

The increase of the charter capital of the Society by placement of additional shares by means of a closed subscription, as well as by placement of additional shares by public offering in case if the amount of shares additionally placed by public offering makes an increase of the charter capital of the Society of more than 25 percent of the shares placed by the Society earlier, is carried out on the basis of the resolution of the general meeting of stockholders of the Society adopted by a majority of three quarters of votes of stockholders, owners of voting shares of the Society participating in the assembly.

The increase of the charter capital of the Society by placement of additional shares by public offering is carried out on the basis of the resolution of the Board of directors of the Society adopted unanimously by all members of the Board of directors of the Society without taking into account the votes of retired directors of the Society in case if the amount of additionally placed shares makes 25 percent or less of shares placed by the Society earlier.

The increase of the charter capital of the Society by placement of additional shares at the expense of property of the Society is carried out on the basis of the resolution of the Board of directors of the Society adopted unanimously by all members of the Board of directors of the Society except for votes of retired directors of the Society.

39. Essential contracts and obligations of the issuer.

n/a

40. Obligations of the issuer concerning issue of shares and securities convertible into shares.

n/a

41. Information on sanctions imposed on the issuer, his participation in litigations and checks.

Sanctions imposed on the issuer by state bodies, court, during three fiscal years, prior to the year of accounting quarter, and during the current year:

Date of imposing of the sanction: ***1.04.1999***

The body which has imposed the sanction: ***RF STI***
The reasons of imposing: ***wrong definition of taxable base***
Kind of the sanction: fine
The size of the sanction (Rub.).: *9434*
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***1.04.1999***
The body which has imposed the sanction: ***RF STI***
The reasons of imposing: ***delayed payment of taxes***
Kind of the sanction: ***penalty fees***
The size of the sanction (Rub.).: *76298*
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***1.04.1999***
The body which has imposed the sanction: ***RF PF, RF SEF, RF SIF, RF CMFO***
The reasons of imposing: ***delayed payment of obligatory payments***
Kind of the sanction: ***fines***
The size of the sanction (Rub.).: ***11929***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***1.04.1999***
The body which has imposed the sanction: ***RF PF***
The reasons of imposing: ***delayed payment of obligatory payments***
Kind of the sanction: ***penalty fees***
The size of the sanction (Rub.).: ***396437***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***1.04.1999***
The body which has imposed the sanction: ***RF SEF***
The reasons of imposing: ***delayed payment of obligatory payments***
Kind of the sanction: ***penalty fees***
The size of the sanction (Rub.).: ***6851***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***1.04.1999***
The body which has imposed the sanction: ***RF SIF***
The reasons of imposing: ***delayed payment of obligatory payments***
Kind of the sanction: ***penalty fees***
The size of the sanction (Rub.).: ***22051***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***1.04.1999***
The body which has imposed the sanction: ***RF CMFO***
The reasons of imposing: ***delayed payment of obligatory payments***
Kind of the sanction: ***penalty fees***
The size of the sanction (Rub.).: ***247272***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***1.07.1999***
The body which has imposed the sanction: ***RF STI***

The reasons of imposing: ***delayed payment of taxes***
Kind of the sanction: ***penalty fees***
The size of the sanction (Rub.).: ***2185277***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***1.07.1999***
The body which has imposed the sanction: ***RF STI***
The reasons of imposing: ***wrong definition of taxable base***
Kind of the sanction: fine
The size of the sanction (Rub.).: ***211559***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***1.07.1999***
The body which has imposed the sanction: ***RF PF***
The reasons of imposing: ***delayed payment of obligatory payments***
Kind of the sanction: ***penalty fees***
The size of the sanction (Rub.).: ***413767***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***1.07.1999***
The body which has imposed the sanction: ***RF SEF***
The reasons of imposing: ***delayed payment of obligatory payments***
Kind of the sanction: ***penalty fees***
The size of the sanction (Rub.).: ***9010***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***1.07.1999***
The body which has imposed the sanction: ***RF SIF***
The reasons of imposing: ***delayed payment of obligatory payments***
Kind of the sanction: ***penalty fees***
The size of the sanction (Rub.).: ***34503***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***1.07.1999***
The body which has imposed the sanction: ***RF CMFO***
The reasons of imposing: ***delayed payment of obligatory payments***
Kind of the sanction: ***penalty fees***
The size of the sanction (Rub.).: ***300570***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***1.07.1999***
The body which has imposed the sanction: ***RF PF, RF SEF, RF SIF, RF CMFO***
The reasons of imposing: ***delayed payment of obligatory payments***
Kind of the sanction: ***fines***
The size of the sanction (Rub.).: ***316***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***1.10.1999***
The body which has imposed the sanction: ***RF STI***
The reasons of imposing: ***delayed payment of taxes***

Kind of the sanction: ***penalty fees***
The size of the sanction (Rub.).: ***3682764***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***1.10.1999***
The body which has imposed the sanction: ***RF PF***
The reasons of imposing: ***delayed payment of obligatory payments***
Kind of the sanction: ***penalty fees***
The size of the sanction (Rub.).: ***295340***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***1.10.1999***
The body which has imposed the sanction: ***RF SEF***
The reasons of imposing: ***delayed payment of obligatory payments***
Kind of the sanction: ***penalty fees***
The size of the sanction (Rub.).: ***24106***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***1.10.1999***
The body which has imposed the sanction: ***RF CMFO***
The reasons of imposing: ***delayed payment of obligatory payments***
Kind of the sanction: ***penalty fees***
The size of the sanction (Rub.).: ***814990***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***1.10.1999***
The body which has imposed the sanction: ***RF SIF***
The reasons of imposing: ***delayed payment of obligatory payments***
Kind of the sanction: ***penalty fees***
The size of the sanction (Rub.).: ***175984***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***1.10.1999***
The body which has imposed the sanction: ***RF STI***
The reasons of imposing: ***wrong definition of taxable base***
Kind of the sanction: fine
The size of the sanction (Rub.).: ***377350***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***1.10.1999***
The body which has imposed the sanction: ***RF PF***
The reasons of imposing: ***delayed payment of obligatory payments***
Kind of the sanction: fine
The size of the sanction (Rub.).: ***3219***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***1.10.1999***
The body which has imposed the sanction: ***RF SIF***
The reasons of imposing: ***delayed payment of obligatory payments***
Kind of the sanction: fine

The size of the sanction (Rub.).: *105211*
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***1.10.1999***
The body which has imposed the sanction: ***RF SEF***
The reasons of imposing: ***delayed payment of obligatory payments***
Kind of the sanction: fine
The size of the sanction (Rub.).: *1214*
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***1.10.1999***
The body which has imposed the sanction: ***RF CMFO***
The reasons of imposing: ***delayed payment of obligatory payments***
Kind of the sanction: fine
The size of the sanction (Rub.).: *1610*
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***31.12.1999***
The body which has imposed the sanction: ***RF STI***
The reasons of imposing: ***delayed payment of taxes***
Kind of the sanction: fine
The size of the sanction (Rub.).: *368000*
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***31.12.1999***
The body which has imposed the sanction: ***RF PF***
The reasons of imposing: ***delayed payment of obligatory payments***
Kind of the sanction: ***penalty fees***
The size of the sanction (Rub.).: *216000*
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***31.12.1999***
The body which has imposed the sanction: ***RF SEF***
The reasons of imposing: ***delayed payment of obligatory payments***
Kind of the sanction: ***penalty fees***
The size of the sanction (Rub.).: ***10000***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***31.12.1999***
The body which has imposed the sanction: ***RF SIF***
The reasons of imposing: ***delayed payment of obligatory payments***
Kind of the sanction: ***penalty fees***
The size of the sanction (Rub.).: *71*
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***31.12.1999***
The body which has imposed the sanction: ***RF CMFO***
The reasons of imposing: ***delayed payment of obligatory payments***
Kind of the sanction: ***penalty fees***
The size of the sanction (Rub.).: *277*

Sanction implementation status: ***executed***

Date of imposing of the sanction: ***31.03.2000***
The body which has imposed the sanction: ***RF STI***
The reasons of imposing: ***delayed payment of obligatory payments***
Kind of the sanction: ***penalty fees***
The size of the sanction (Rub.).: ***76000***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***31.03.2000***
The body which has imposed the sanction: ***RF STI***
The reasons of imposing: ***delayed performance of settlement***
Kind of the sanction: fine
The size of the sanction (Rub.).: ***1000***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***31.03.2000***
The body which has imposed the sanction: ***RF SPF***
The reasons of imposing: ***delayed payment of obligatory payments***
Kind of the sanction: ***penalty fees***
The size of the sanction (Rub.).: ***287000***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***31.03.2000***
The body which has imposed the sanction: ***RF SIF***
The reasons of imposing: ***delayed payment of obligatory payments***
Kind of the sanction: ***penalty fees***
The size of the sanction (Rub.).: ***13000***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***30.06.2000***
The body which has imposed the sanction: ***RF STI***
The reasons of imposing: ***delayed payment of obligatory payments***
Kind of the sanction: ***penalty fees***
The size of the sanction (Rub.).: ***62000***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***30.06.2000***
The body which has imposed the sanction: ***RF STI***
The reasons of imposing: ***delayed payment of obligatory payments***
Kind of the sanction: fine
The size of the sanction (Rub.).: ***7000***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***30.06.2000***
The body which has imposed the sanction: ***RF SPF***
The reasons of imposing: ***delayed payment of obligatory payments***
Kind of the sanction: ***penalty fees***
The size of the sanction (Rub.).: ***116000***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***30.06.2000***
The body which has imposed the sanction: ***RF SPF***
The reasons of imposing: ***delayed payment of obligatory payments***
Kind of the sanction: fine
The size of the sanction (Rub.).: ***1000***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***30.06.2000***
The body which has imposed the sanction: ***RF SEF***
The reasons of imposing: ***delayed payment of obligatory payments***
Kind of the sanction: ***penalty fees***
The size of the sanction (Rub.).: ***9000***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***30.06.2000***
The body which has imposed the sanction: ***RF CMFO***
The reasons of imposing: ***delayed payment of obligatory payments***
Kind of the sanction: ***penalty fees***
The size of the sanction (Rub.).: ***23000***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***30.09.2000***
The body which has imposed the sanction: ***RF STI***
The reasons of imposing: ***delayed payment of obligatory payments***
Kind of the sanction: ***penalty fees***
The size of the sanction (Rub.).: ***2002733***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***30.09.2000***
The body which has imposed the sanction: ***RF STI***
The reasons of imposing: ***delayed payment of obligatory payments***
Kind of the sanction: fine
The size of the sanction (Rub.).: ***27785***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***30.09.2000***
The body which has imposed the sanction: ***RF SPF***
The reasons of imposing: ***delayed payment of obligatory payments***
Kind of the sanction: ***penalty fees***
The size of the sanction (Rub.).: ***543838***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***30.09.2000***
The body which has imposed the sanction: ***RF SPF***
The reasons of imposing: ***delayed payment of obligatory payments***
Kind of the sanction: fine
The size of the sanction (Rub.).: ***2418***
Sanction implementation status: ***executed***

Date of imposing of the sanction: *30.09.2000*
The body which has imposed the sanction: ***RF SEF***
The reasons of imposing: ***delayed payment of obligatory payments***
Kind of the sanction: ***penalty fees***
The size of the sanction (Rub.).: ***14855***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***30.09.2000***
The body which has imposed the sanction: ***RF CMFO***
The reasons of imposing: ***delayed payment of obligatory payments***
Kind of the sanction: ***penalty fees***
The size of the sanction (Rub.).: ***21110***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***30.09.2000***
The body which has imposed the sanction: ***RF CMFO***
The reasons of imposing: ***delayed payment of obligatory payments***
Kind of the sanction: fine
The size of the sanction (Rub.).: ***34***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***30.09.2000***
The body which has imposed the sanction: ***RF SIF***
The reasons of imposing: ***delayed payment of obligatory payments***
Kind of the sanction: ***penalty fees***
The size of the sanction (Rub.).: ***37404***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***30.09.2000***
The body which has imposed the sanction: ***RF SIF***
The reasons of imposing: ***delayed payment of obligatory payments***
Kind of the sanction: fine
The size of the sanction (Rub.).: ***4382***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***30.12.2000***
The body which has imposed the sanction: ***RF SPF***
The reasons of imposing: desk audit
Kind of the sanction: fine
The size of the sanction (Rub.).:***-488***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***30.12.2000***
The body which has imposed the sanction: ***RF SPF***
The reasons of imposing: ***delayed payment***
Kind of the sanction: ***penalty fees***
The size of the sanction (Rub.).: ***270887***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***30.12.2000***

The body which has imposed the sanction: ***RF SEF***
The reasons of imposing: ***delayed payment***
Kind of the sanction: ***penalty fees***
The size of the sanction (Rub.).: *4350*
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***30.12.2000***
The body which has imposed the sanction: ***RF CMFO***
The reasons of imposing: desk audit
Kind of the sanction: fine
The size of the sanction (Rub.).: *849*
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***30.12.2000***
The body which has imposed the sanction: ***RF CMFO***
The reasons of imposing: ***delayed payment***
Kind of the sanction: ***penalty fees***
The size of the sanction (Rub.).: *94275*
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***30.12.2000***
The body which has imposed the sanction: ***RF SIF***
The reasons of imposing: desk audit
Kind of the sanction: fine
The size of the sanction (Rub.).: *205*
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***30.12.2000***
The body which has imposed the sanction: ***RF SIF***
The reasons of imposing: ***delayed payment***
Kind of the sanction: ***penalty fees***
The size of the sanction (Rub.).: *30472*
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***30.12.2000***
The body which has imposed the sanction: ***RF MoT***
The reasons of imposing: ***delayed payment***
Kind of the sanction: ***penalty fees***
The size of the sanction (Rub.).: ***3454895***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***30.12.2000***
The body which has imposed the sanction: ***RF MoT***
The reasons of imposing: ***delayed payment***
Kind of the sanction: ***penalty fees***
The size of the sanction (Rub.).: *13189*
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***30.12.2000***
The body which has imposed the sanction: ***RF MoT***

The reasons of imposing: ***a field audit***
Kind of the sanction: fine
The size of the sanction (Rub.).: ***19830***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***30.12.2000***
The body which has imposed the sanction: ***RF MoT***
The reasons of imposing: ***a field audit***
Kind of the sanction: fine
The size of the sanction (Rub.).: ***9020***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***30.12.2000***
The body which has imposed the sanction: ***RF MoT***
The reasons of imposing: desk audit
Kind of the sanction: fine
The size of the sanction (Rub.).: ***371***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***30.03.2001***
The body which has imposed the sanction: ***RF MoT***
The reasons of imposing: ***delayed payment***
Kind of the sanction: ***penalty fees***
The size of the sanction (Rub.).: ***946046***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***30.03.2001***
The body which has imposed the sanction: ***RF MoT***
The reasons of imposing: ***debts to the budget on income tax***
Kind of the sanction: fine
The size of the sanction (Rub.).: ***1380***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***31.05.2001***
The body which has imposed the sanction: ***RF MoT***
The reasons of imposing: ***delayed payment***
Kind of the sanction: ***penalty fees***
The size of the sanction (Rub.).: ***390662***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***30.06.2001***
The body which has imposed the sanction: ***RF MoT***
The reasons of imposing: ***delayed payment***
Kind of the sanction: ***penalty fees***
The size of the sanction (Rub.).: ***1731365***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***30.06.2001***
The body which has imposed the sanction: ***RF MoT***
The reasons of imposing: ***infringement of terms of delivery of settlements (declarations)***

Kind of the sanction: fine
The size of the sanction (Rub.).: *66797*
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***30.06.2001***
The body which has imposed the sanction: ***PF***
The reasons of imposing: ***delayed payment***
Kind of the sanction: ***penalty fees***
The size of the sanction (Rub.).: ***35421***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***30.06.2001***
The body which has imposed the sanction: ***FSI***
The reasons of imposing: ***delayed payment***
Kind of the sanction: ***penalty fees***
The size of the sanction (Rub.).: ***20056***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***30.06.2001***
The body which has imposed the sanction: ***FL***
The reasons of imposing: ***delayed payment***
Kind of the sanction: ***penalty fees***
The size of the sanction (Rub.).: ***3622***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***30.06.2001***
The body which has imposed the sanction: ***FMC***
The reasons of imposing: ***delayed payment***
Kind of the sanction: ***penalty fees***
The size of the sanction (Rub.).: ***4422***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***30.09.2001***
The body which has imposed the sanction: ***RF MoT***
The reasons of imposing: ***delayed payment***
Kind of the sanction: ***penalty fees***
The size of the sanction (Rub.).: ***2031679***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***30.09.2001***
The body which has imposed the sanction: ***RF MoT***
The reasons of imposing: ***infringement of terms of delivery of settlements (declarations)***
Kind of the sanction: fine
The size of the sanction (Rub.).: ***303477***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***30.09.2001***
The body which has imposed the sanction: ***PF***
The reasons of imposing: ***delayed payment***
Kind of the sanction: ***penalty fees***

The size of the sanction (Rub.).: ***91844***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***30.09.2001***
The body which has imposed the sanction: ***FSI***
The reasons of imposing: ***delayed payment***
Kind of the sanction: ***penalty fees***
The size of the sanction (Rub.).: ***21279***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***30.09.2001***
The body which has imposed the sanction: ***FL***
The reasons of imposing: ***delayed payment***
Kind of the sanction: ***penalty fees***
The size of the sanction (Rub.).: ***5211***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***30.09.2001***
The body which has imposed the sanction: ***FMC***
The reasons of imposing: ***delayed payment***
Kind of the sanction: ***penalty fees***
The size of the sanction (Rub.).: ***202491***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***31.12.2001***
The body which has imposed the sanction: ***RF MoT***
The reasons of imposing: ***delayed payment***
Kind of the sanction: ***penalty fees***
The size of the sanction (Rub.).: ***9375682***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***31.12.2001***
The body which has imposed the sanction: ***RF MoT***
The reasons of imposing: ***infringement of delivery of settlements (declarations)***
Kind of the sanction: fine
The size of the sanction (Rub.).: ***412229***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***31.12.2001***
The body which has imposed the sanction: ***PF***
The reasons of imposing: ***delayed payment***
Kind of the sanction: ***penalty fees***
The size of the sanction (Rub.).: ***97858***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***31.12.2001***
The body which has imposed the sanction: ***PF***
The reasons of imposing: ***delayed payment***
Kind of the sanction: fine
The size of the sanction (Rub.).: ***1276***

Sanction implementation status: ***executed***

Date of imposing of the sanction: ***31.12.2001***
The body which has imposed the sanction: ***FSI***
The reasons of imposing: ***delayed payment***
Kind of the sanction: ***penalty fees***
The size of the sanction (Rub.).: ***31963***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***31.12.2001***
The body which has imposed the sanction: ***FL***
The reasons of imposing: ***delayed payment (desk audit)***
Kind of the sanction: ***penalty fees***
The size of the sanction (Rub.).: ***9650***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***31.12.2001***
The body which has imposed the sanction: ***FMC***
The reasons of imposing: ***delayed payment***
Kind of the sanction: ***penalty fees***
The size of the sanction (Rub.).: ***228113***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***31.03.2002***
The body which has imposed the sanction: ***RF MoT***
The reasons of imposing: ***delayed payment***
Kind of the sanction: ***penalty fees***
The size of the sanction (Rub.).: ***47648***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***30.09.2002***
The body which has imposed the sanction: ***RF MoT***
The reasons of imposing: ***delayed payment***
Kind of the sanction: ***penalty fees***
The size of the sanction (Rub.).: ***685846***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***30.09.2002***
The body which has imposed the sanction: ***RF MoT***
The reasons of imposing: ***delayed payment***
Kind of the sanction: ***penalty fees***
The size of the sanction (Rub.).: ***5135600***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***30.09.2002***
The body which has imposed the sanction: ***RF MoT***
The reasons of imposing: ***infringement cpoeoв delivery of settlements (declarations)***
Kind of the sanction: fine
The size of the sanction (Rub.).: ***96164***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***30.09.2002***
The body which has imposed the sanction: ***RF MoT***
The reasons of imposing: ***infringement of terms of delivery of settlements (declarations)***
Kind of the sanction: fine
The size of the sanction (Rub.).: ***1897400***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***30.09.2002***
The body which has imposed the sanction: ***PF***
The reasons of imposing: ***delayed***
Kind of the sanction: ***penalty fees***
The size of the sanction (Rub.).: ***53945***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***30.09.2002***
The body which has imposed the sanction: ***PF***
The reasons of imposing: ***delayed payment***
Kind of the sanction: ***penalty fees***
The size of the sanction (Rub.).: ***51250***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***30.09.2002***
The body which has imposed the sanction: ***PF***
The reasons of imposing: ***delayed payment***
Kind of the sanction: fine
The size of the sanction (Rub.).: ***49851***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***30.09.2002***
The body which has imposed the sanction: ***PF***
The reasons of imposing: ***delayed payment***
Kind of the sanction: fine
The size of the sanction (Rub.).: ***15950***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***30.09.2002***
The body which has imposed the sanction: ***FSI***
The reasons of imposing: ***delayed payment***
Kind of the sanction: ***penalty fees***
The size of the sanction (Rub.).: ***31257***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***30.09.2002***
The body which has imposed the sanction: ***FSI***
The reasons of imposing: ***delayed payment***
Kind of the sanction: ***penalty fees***
The size of the sanction (Rub.).: ***6890***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***30.09.2002***
The body which has imposed the sanction: ***FSI***
The reasons of imposing: ***delayed payment***
Kind of the sanction: fine
The size of the sanction (Rub.).: ***4397***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***30.09.2002***
The body which has imposed the sanction: ***FSI***
The reasons of imposing: ***delayed payment***
Kind of the sanction: fine
The size of the sanction (Rub.).: ***2100***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***30.09.2002***
The body which has imposed the sanction: ***FL***
The reasons of imposing: ***delayed payment***
Kind of the sanction: ***penalty fees***
The size of the sanction (Rub.).: ***154***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***30.09.2002***
The body which has imposed the sanction: ***FL***
The reasons of imposing: ***delayed payment***
Kind of the sanction: ***penalty fees***
The size of the sanction (Rub.).: ***2770***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***30.09.2002***
The body which has imposed the sanction: ***FL***
The reasons of imposing: ***infringement of terms of payment***
Kind of the sanction: ***penalty fees***
The size of the sanction (Rub.).: ***840***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***30.09.2002***
The body which has imposed the sanction: ***FMC***
The reasons of imposing: ***delayed payment***
Kind of the sanction: ***penalty fees***
The size of the sanction (Rub.).: ***21397***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***30.09.2002***
The body which has imposed the sanction: ***FMC***
The reasons of imposing: ***delayed payment***
Kind of the sanction: ***penalty fees***
The size of the sanction (Rub.).: ***1530***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***30.09.2002***

The body which has imposed the sanction: *FMC*
The reasons of imposing: *delayed performance of settlement*
Kind of the sanction: fine
The size of the sanction (Rub.).: *930*
Sanction implementation status: ***executed***

Date of imposing of the sanction: *30.09.2002*
The body which has imposed the sanction: *FSI*
The reasons of imposing: ***delayed payment***
Kind of the sanction: ***penalty fees***
The size of the sanction (Rub.).: *42857*
Sanction implementation status: ***executed***

Date of imposing of the sanction: *31.12.2002*
The body which has imposed the sanction: *FSI*
The reasons of imposing: ***delayed payment***
Kind of the sanction: ***penalty fees***
The size of the sanction (Rub.).: ***11600***
Sanction implementation status: ***executed***

The description of essence of all litigations proceeding or ended in accounting quarter which can affect activity of the issuer essentially:

n/a.

Description of the reasons for checks of the issuer held by the state bodies (proceeding or ended in accounting quarter) and of auditor checks of the issuer held on demand of his participants (stockholders):

n/a.

42. Essential facts (events, actions), having a place in accounting quarter.

Date of occurrence of the fact (event, action): *10.10.2002*
Code: *0900137A10102002*

The fact (facts) which have entailed discontinuous increase of the profit of the issuer more than by 10 %.

Value of the balance sheet profit of the issuer on the closing date of Quarter II of 2002:
81129 thousand Rub.

Change of the balance sheet profit of the issuer in absolute and percentage parity in Quarter III of 2002 in comparison with Quarter II of 2002 makes:
69581 thousand Rub.
85,8 %

The increase of the balance sheet profit of the issuer took place for the account:
- ***Increases of tariffs for services of local telecommunication;***
- ***Decrease of sum of reserves for doubtful debts, created in Quarter II of the current year***

Date of occurrence of the fact (event, action): *30.10.2002*
Code: *0500137A30102002*

Changes in the list of persons possessing 5 percent or more of votes in the supreme body of management of the issuer.

The long title of the legal person, whose share of votes in the supreme management body of the Issuer changed:
Closed joint-stock company " Depository clearing company " (nominal holder)

Location and mail address of the legal person:
The Russian Federation, Moscow, 1-st Tverskaya-Yamskaya street, 13
103064, Moscow, Staraya Basmannaya street, 14/2, suite 4

Share of votes in the supreme management body of the Issuer before and after the change:
4,9648 % - before change;
5,1362 % - after change.

Date from which there was a change of a share of votes in the supreme body of management of the issuer:
30.10.2002.

Date of occurrence of the fact (event, action): ***29.11.2002***
Code: ***1400137A29112002***

Repayment of securities of the issuer.

The basis of repayment:
The order of the issuer № 5 from 29.11.2002 on repayment of the securities redeemed in connection with reorganization

The kind, category (type), the form, the state regitration number of issue, securities of which are repaid:
Shares ordinary nominal paperless, № 32 - 1 - 1375,
Shares preferred nominal paperless type A, № 32 - 11375

Amount of securities of the specified kind (category) before repayment and their face value:
87508200 ordinary nominal paperless shares, face value of 5 rubles;
29169300 preferred nominal paperless shares of type A, face value of 5 rubles.

Amount of the extinguished securities:
5717 ordinary nominal paperless shares,
9000 preferred nominal paperless shares of type A

Date of occurrence of the fact (event, action): 30.11.2002
Code: *1000137A30112002*

Reorganization of the issuer.

The long title, location and mail address of the legal persons participating in reorganization:
Open joint-stock company "Kirovelektrosvyaz"
610000, Kirov, Drelevsky street, 43/1

Open joint-stock company "Martelcom" of the Republic of Mariy El
424000, Yoshkar Ola, Sovetskaya street, 138

Open joint-stock company "Svyazinform" of Republic of Mordovia
430000, Saransk, Bolshevistskaya street, 13

Open joint-stock company "Elektrosvyaz of the Orenburg Region"
460000, Orenburg, Volodarsky street, 11

Open joint-stock company "Svyazinform" of the Penza Region
440606, Penza, Kuprin street, 1/3

Open joint-stock company "Svyazinform" of the Samara Region
443099, Samara, Leningradskaya street, 24

Open joint-stock company "Saratovelektrosvyaz"
410600, Saratov, Kiselyov street, 40

Open joint-stock company "Telecommunication networks of the Udmurt Republic"
426008, Izhevsk, Pushkinskaya street, 278

Open joint-stock company "Elektrosvyaz" of the Ulyanovsk Region
432601, Ulyanovsk. Tolstoy str., 60

Open joint-stock company "Svyazinform" of the Chuvash Republic
428000, Cheboksary, Lenin pr., 2

Way of reorganization:

Affiliation

The authorized body which has approved the resolution, which is the basis of reorganization, and the date of its approval:

The extraordinary general meeting of stockholders

Open joint-stock company " Kirovelektrosvyaz " - 22.10.2001

Open joint-stock company " Martelcom " of the Republic of Mariy El - 06.11.2001

Open joint-stock company " Svyazinform " of Republic Mordovia-23.10.2001

Open joint-stock company " Elektrosvyaz of the Orenburg Region " - 30.10.2001

Open joint-stock company " Svyazinform " of the Penza Region - 05.11.2001

Open joint-stock company " Svyazinform " of the Samara Region - 31.10.2001

Open joint-stock company " Saratovelektrosvyaz " - 02.11.2001

Open joint-stock company " Telecommunication networks of the Udmurt Republic " - 01.11.2001

Open joint-stock company " Elektrosvyaz " of the Ulyanovsk Region - 24.10.2001

Open joint-stock company " Svyazinform " of the Chuvash Republic - 02.11.2001

Open joint-stock company " Svyazinform " of the Nizhniy Novgorod Region (the assignee of OJSC " VolgaTelecom ") - 09.11.2001

Way of placement of securities by reorganization:
Conversion

Date of reorganization (date of entering into the registry of recording about the termination of activity of the annexed organization):
30.11.2002.

Date of occurrence of the fact (event, action): 30.11.2002
Code: *0200137A30112002*

Changes in the participation share in the charter capital (in the equity stake of the issuer) of the issuer of the persons included in management bodies of the issuer.

Surname, name, patronymic and post of the person.
Equity stake in charter capital (equity share) of the Issuer before and after the change:

Arakcheyev Alexander Vasilievich - vice-president of the joint executive agency;
0,17206 % - before change; 0,06122 % - after change.

Abashin Vladimir Aleksandrovich - member of joined executive agency;
0,02333 % - before change; 0,00829 % - after change.

Bakhaнev Mikhail Anatolievich - member of the Board of directors;
0,34125 % - before change; 0,12141 % - after change.

Wolves Vladimir Nikolayevich - a member of the board of directors;
0,01654 % - before change; 0,00589 % - after change.

Grigorieva Alla Borisovna - member of the Board of directors;
0,00171 % - before change; 0,00061 % - after change.

Grigorieva Lyubov Ivanovna - member of the Board of directors,
Member of joined executive agency;
0,0335 % - before change; 0,01192 % - after change.

Yeliseyeva Valentina Ivanovna - member of the joint executive agency;
0,01167 % - before change; 0,00415 % - after change.

Kireyeva Anastasia Maksimovna - member of the joint executive agency;
0,22079 % - before change; 0,07855 % - after change.

Kuranov Mikhail Andreyevich - member of the joint executive agency;
0,03227 % - before change; 0,01148 % - after change.

Lyulin Vladimir Fedorovich - single executive agency, vice-president of the Board of directors, chairman of the joint executive agency;
0,51203 % - before change; 0,18588 % - after change.

Osipova Lyudmila Petrovna - member of the joint executive agency;
0,00617 % - before change; 0,00219 % - after change.

Timarev Valery Nikolayevich - member of the joint executive agency;
0,00077 % - before change; 0,00027 % - after change.

Tolstonogov Nikolay Ivanovich - member of the joint executive agency;
0,19536 % - before change; 0,0695 % - after change.

Date of change of equity stake in charter capital (equity share) of the issuer:
30.11.2002.

Date of occurrence of the fact (event, action): 30.11.2002
Code: *0300137A30112002*

Changes in the list of owners (stockholders) of the Issuer.

The long title of the legal person, whose share of participation (equity share) changed:
"ING BANK (EURASIA) ZAO" (CLOSED JOINT-STOCK COMPANY) (nominal holder)

Location and mail address of the legal person:
The Russian Federation, Moscow, Krasnaya Presnya str., 31
123022, the Russian Federation, Moscow, Krasnaya Presnya str., 31

Equity stake in charter capital of the Issuer before and after the change:
23,077 % - before change,
14,966 % - after change.

The long title of the legal person, whose share of participation (equity share) changed:
Closed joint-stock company "Brunswick UBS Warburg Nominees" (nominal holder)

Location and mail address of the legal person:
The Russian Federation, Moscow, Kosmodamianskaya nab. str., 52, suite 4
115054, the Russian Federation, Moscow, Kosmodamianskaya nab. str., 52, suite 4

Equity stake in charter capital of the Issuer before and after the change:
5,943 % - before change,
4,316 % - after change.

Date from which there were changes of participation share in the charter capital (equity share) of the Issuer:
30.11.2002.

Date of occurrence of the fact (event, action): 30.11.2002
Code: *0500137A30112002*

Changes in the list of persons which possess 5 percent and more of votes in the supreme body of management of the issuer.

The long title of the legal person, whose share of votes in the supreme management body of the Issuer changed:
"ING BANK (EURASIA) ZAO" (CLOSED JOINT-STOCK COMPANY) (nominal holder)

Location and mail address of the legal person:
The Russian Federation, Moscow, Krasnaya Presnya str., 31
123022, the Russian Federation, Moscow, Krasnaya Presnya str., 31

Share of votes in the supreme management body of the Issuer before and after the change:
27,302 % - before change,
15,908 % - after change.

Date from which there were changes of a share of votes in the supreme body of management of the issuer:
30.11.2002.

Date of occurrence of the fact (event, action): ***4.12.2002***
Code: ***0300137A04122002***

Changes in the list of owners (stockholders) of the Issuer.

The long title of the legal person, whose share of participation (equity share) changed:
"ING BANK (EURASIA) ZAO" (CLOSED JOINT-STOCK COMPANY) (nominal holder)

Location and mail address of the legal person:
The Russian Federation, Moscow, Krasnaya Presnya str., 31
123022, the Russian Federation, Moscow, Krasnaya Presnya str., 31

Equity stake in charter capital of the Issuer before and after the change:
14,966 % - before change,
15,063 % - after change.

Date from which there were changes of participation share in the charter capital (equity share) of the Issuer:
04.12.2002.

Date of occurrence of the fact (event, action): ***11.12.2002***
Code: ***1300137A11122002***

The resolutions adopted by the board of directors (supervisory council).

The name of the body which approved the resolution: The board of directors of Open joint-stock company " VolgaTelecom ".

Date of session of the board of directors (Date of decision approval): December 9, 2002.

Quorum of session of the board of directors: 9 of 9 persons took part in session and voting which makes 100 % of total amount of members of the board of directors of OJSC "VolgaTelecom" - session is competent (has quorum).

The full formulation of the adopted resolution according to the minutes of session of the board of directors:

1. To place interest-rate documentary bearer bonds of OJSC " VolgaTelecom " of series BT-1 (further - bonds).

2. The total amount of issue is equal to 1 000 000 000 roubles., amount of bonds - 1000000 bonds with face value of 1000 rubles each.

3. Form of placement of issue - an open subscription.

4. The start date of placement is to be declared after the state registration of the bond issue.

5. Placement of bonds shall begin not earlier than in 2 (Two) weeks after disclosing the information in " the Supplement to the Bulletin of the Federal Commission on Securities ", the newspaper "Vedomosti" about the state registration of the bond issue and providing all potential purchasers with access to the information on the bond issue.

6. The price of placement of bonds is to be established equal to the face value of bonds.

7. Placement of Bonds is accomplished by implementing transactions of sale and purchase at the price of placement. The conclusion of transactions on placement of Bonds begins on the first day of the established term of placement of Bonds upon results of the auction organized with the purpose of definition of the interest rate of the first coupon.

8. The closing date of placement shall be defined as the earlier date of the following dates: a) 10-th working day from the beginning date of placement of bonds; b) date of placement of the last bond of the issue. In addition, the closing date of placement cannot be later, than in twelve months from the date of the approval of the resolution on a bond issue.

9. At purchasing securities of the issue, a cash payment form shall be provided. An opportunity of installment plan at payment of securities of issue is not provided.

10. The Placement shall be performed by the organizer of trade, CJSC " Moscow interbank currency stock exchange " (CJSC of the Moscow Interbank Stock Exchange).

11. To provide the centralized storage of securities in the specialized depositary " Noncommercial partnership " National Depository Center ".

12. To establish the starting date of repayment as the 1096th (one thousand ninety sixth) day after the beginning date of bond placement. The closing date of repayment of bonds coincides with the starting date of repayment of bonds. Bonds are to be extinguished according to their face value on the day coming after 1096 (one thousand ninety six) days from the beginning date of placement of bonds, personally and-or by a Payment agent charged with repayment.

13. Preschedule repayment of bonds is not provided except for the cases determined by the legislation of the Russian Federation.

Voting: For - 9 (Osipchuk A.I., Lyulin V.F., Lopatin A.V., Zabolotny I.V., Grigorieva A.B., Volkov V.N., Grigorieva L.I., Degtyarev V.S.);
Against - none; "Abstain" - none;

Date of occurrence of the fact (event, action): *20.12.2002*
Code: *0300137A20122002*

Changes in the list of owners (stockholders) of the Issuer.

The long title of the legal person, whose share of participation (equity share) changed: "ING BANK (EURASIA) ZAO" (CLOSED JOINT-STOCK COMPANY) (nominal holder)

Location and mail address of the legal person:

The Russian Federation, Moscow, Krasnaya Presnya str., 31
123022, the Russian Federation, Moscow, Krasnaya Presnya str., 31

Equity stake in charter capital of the Issuer before and after the change:

15,0489 % - before change,
14,9994 % - after change.

Date from which there were changes of participation share in the charter capital (equity share) of the Issuer:

20.12.2002.

Date of occurrence of the fact (event, action): *25.12.2002*
Code: *0300137A25122002*

Changes in the list of owners (stockholders) of the Issuer.

The long title of the legal person, whose share of participation (equity share) changed:
"ING BANK (EURASIA) ZAO" (CLOSED JOINT-STOCK COMPANY) (nominal holder)

Location and mail address of the legal person:

The Russian Federation, Moscow, Krasnaya Presnya str., 31
123022, the Russian Federation, Moscow, Krasnaya Presnya str., 31

Equity stake in charter capital of the Issuer before and after the change:

14,9994 % - before change,
15,0083 % - after change.

Date from which there were changes of participation share in the charter capital (equity share) of the Issuer:

25.12.2002.

Date of occurrence of the fact (event, action): *25.12.2002*
Code: *1500137A25122002*

Record date.

Date of adoption by the issuer of the resolution on date on which the list of owners of securities is made:
December 25, 2002 - the resolution of the board of directors, the minutes № 17

Date on which the list of the persons having the right on participation in the extraordinary general meeting of stockholders is made:

December 26, 2002.

Date of occurrence of the fact (event, action): *25.12.2002*
Code: *1300137A25122002*

The resolutions adopted by the board of directors (supervisory council).

Date of session of the board of directors - 25.12.2002.
It is elected to the board of directors: 9 persons.
Took part in voting: 7 persons.

The questions put on voting, results of voting on them, full formulations of the resolutions adopted at the session of the board of directors:

I. About convocation of the extraordinary general meeting of stockholders of OJSC "VolgaTelecom", definition of date, place and time of the assembly.

Upon consideration of submitted material, the Board of directors DECIDED:

1. To call the extraordinary general meeting of stockholders of OJSC "VolgaTelecom" in form of absentee voting.

2. To define:

- the closing date of reception of voting ballots - February 12, 2003;

- the mail address to which the filled ballots should be sent: 107078, Moscow, Kalanchevskaja street, №15-á, p.o. b. 45;

Voting: For - 7; Against - none; "Abstain" - none

II. The approval of the agenda of the extraordinary general meeting of stockholders.

Upon consideration of submitted material, the Board of directors DECIDED:

1. To approve the following agenda of the extraordinary general meeting of stockholders of the Society:

- About approval of the transaction of sale and purchase 50000 (fifty thousand) common stocks of CJSC " NCC " between the Society and the company " Russian Telecommunications Development Holding Corporation " in which fulfilment there is an interest.

Voting: For - 7; Against - none; "Abstain" - none

III. The approval of the form and the text of the voting ballot on an issue of the agenda of assembly

Upon consideration of submitted material, the Board of directors DECIDED:

1. To approve the form and the text of a voting ballot of the extraordinary general meeting of stockholders.

Voting: For - 7; Against - none; "Abstain" - none

IV. The approval of the list of information (materials) given to stockholders during the preparation of the extraordinary general meeting of stockholders, and about its granting.

Upon consideration of submitted material, the Board of directors DECIDED:

1. To approve the following list of information to be given to stockholders during the preparation of the general meeting of stockholders:

- An explanatory note about expediency of fulfilment of the transaction on purchase of 50 % of shares of CJSC "NCC",

- LV Finance Presentation of cost estimation of 50 % of shares of CJSC "NCC",

- The contract draft of sale and purchase of 50 % of shares of CJSC "NCC",

- A draft resolution of the extraordinary general meeting of stockholders.

2. To the persons having the right of participation in the extraordinary general meeting of stockholders, the information (materials) according to the authorized List shall be given to the following addresses:

Nizhniy Novgorod, M.Gorky sq., Post House,

Kirov, Drelevsky street, 43/1,

Yoshkar Ola, Sovetskaya street, 138,

Saransk, Bolshevistskaya street, 13,

Orenburg, Volodarsky street, 11,
Penza, Kuprin street, 1/3,
Samara, Krasnoarmeyskaya street, 17,
Saratov, Kiselyov street, 40,
Ulyanovsk, L.Tolstoy street, 60,
Izhevsk, Pushkinskaya street, 278,
Cheboksary, Lenin pr., 2,
From January 22 till February 12, 2003, and also in the web-site of the Society in the Internet at the address: www.sviazinform.nnov.ru.
Voting: For - 7; Against - none; "Abstain" - none

V. Definition of an advice of convocation of an extraordinary general meeting. The approval of the text of an advice of convocation of an extraordinary general meeting.
Upon consideration of submitted material, the Board of directors DECIDED:
1. An advice of convocation of an extraordinary general meeting prior to January 22, 2003:
- *To direct by certified mail to each person specified in the list of persons having right on participation in the general meeting of stockholders,*
- *To publish in the newspaper "Nizhniy Novgorod News" ("Nizhegorodskiye Novosty").*

2. To approve the text of the advice of convocation of an extraordinary general meeting.
Voting: For - 7; Against - none; "Abstain" - none

VI. About approval of the transaction in fulfilment of which there is an interested party, namely on the conclusion of contracts about non-state funded provision of pensions with non-state pension fund "Telecom-Soyuz".
Upon consideration of submitted material, the Board of directors DECIDED:
1. Proceeding from cost of a similar kind of services to establish, that the cost of services given to the Society by Non-state pension fund "TV set - union" under the Contract about non-state funded provision of pensions with quarterly payments for a sum of 700000 rubles is equal to the current market price.
To approve the Contract of the Society with Non-state pension fund "Telecom-Soyuz" about non-state funded provision of pensions with quarterly payments for a sum of 700000 rubles.
2. Proceeding from the cost of similar kind of services, to establish that cost of services given to the Society by Non-state pension fund "Telecom-Soyuz" under the Contract about non-state funded provision of pensions with quarterly payments for a sum of 600000 rubles is equal to the current market price.
To approve the Contract of the Society with the Non-state pension fund "Telecom - Soyuz" about a non-state provision of pensions with quarterly payments for a sum of 600000 rubles.
Voting: For - 7; Against - none; "Abstain" - none

Date of occurrence of the fact (event, action): *27.12.2002*
Code: *1300137A27122002*

The resolutions adopted by the board of directors (supervisory council).

Date of session of the board of directors - 27.12.2002.
It is elected to the board of directors: 9 persons.
Took part in voting: 9 persons.

The questions put on voting, results of voting on them, full formulations of the resolutions adopted at the session of the board of directors:

I. About approval of the large transaction, namely:

- *The approval of the Resolution on a bond issue of the Open joint-stock company " VolgaTelecom ", placed by an open subscription;*
- *The approval of the Prospectus of issue of bonds of Open joint-stock company " VolgaTelecom "*

Voting: For - 9; Against " - none; "Abstain" - none

According to item 13.6 of the Charter of the Society, the Board of directors UNANIMOUSLY ACCEPTED the RESOLUTION:

1. To approve a large transaction on placement of interest documentary bonds of series BT-1, defining the profitability of bonds, on base of their market price, in the size of 18 % annually with the following provisions:

- *The total amount of issue is equal to 1 000 000 000 Rubles.*
- *Face value of the bond is 1 000 Rubles*
- *Amount of bonds is 1000000*
- *Form of placement of issue - an open subscription.*
- *The start date of placement is to be declared after the state registration of the bond issue.*
- *Placement of bonds shall begin not earlier than in 2 (Two) weeks after disclosing the information in " the Supplement to the Bulletin of the Federal Commission on Securities ", the newspaper "Vedomosti" about the state registration of the bond issue and providing all potential purchasers with access to the information on the bond issue.*
- *The price of placement of bonds is to be established equal to the face value of bonds.*
- *Placement of Bonds is accomplished by implementing transactions of sale and purchase at the price of placement. The conclusion of transactions on placement of Bonds begins on the first day of the established term of placement of Bonds upon results of the auction organized with the purpose of definition of the interest rate of the first coupon.*
- *The closing date of placement shall be defined as the earlier date of the following dates: a) 10-th working day from the beginning date of placement of bonds; b) date of placement of the last bond of the issue. In addition, the closing date of placement cannot be later, than twelve months after the date of the approval of the resolution on a bond issue.*
- *At purchasing securities of the issue, a cash payment form shall be provided. An opportunity of installment plan at payment of securities of issue is not provided.*
- *The Placement shall be performed by the organizer of trade, CJSC " Moscow interbank currency stock exchange " (CJSC of the Moscow Interbank Stock Exchange).*
- *To provide the centralized storage of securities in the specialized depositary " Noncommercial partnership " National Depository Center ".*
- *To establish the starting date of repayment as the 1096th (one thousand ninety sixth) day after the beginning date of bond placement. The closing date of repayment of bonds coincides with the starting date of repayment of bonds. Bonds are to be extinguished according to their face value on the day coming after 1096 (one thousand ninety six) days from the beginning date of placement of bonds, personally and-or by a Payment agent charged with repayment.*
- *Preschedule repayment of bonds is not provided except for cases determined by the legislation of the Russian Federations.*
- *Security of issue is the guarantee of LLC " Financial group " Web-invest ".*

2. To approve the Decision on issue of 1 000 000 (One million) documentary interest unconvertible bonds of OJSC " VolgaTelecom " to bearer marked as series "BT-1" with the obligatory centralized storage by face value of 1000 (One thousand) Rubles for the total sum of 1000000000 (One billion) Rubles placed through an open subscription.

3. To approve the Prospectus of issue of bonds of OJSC " VolgaTelecom " of the series "BT-1" in amount of 1000000 (One million) shares with face value of 1000 (One thousand) Rubles for the total sum of 1000000000 (One billion) Rubles.

4. To approve the Certificate for 1000000 (One million) bonds of OJSC " VolgaTelecom " of the series "BT-1" with face value of 1000 (One thousand) Rubles for the total sum of 1000000000 (One billion) Rubles.

Date of occurrence of the fact (event, action): *27.12.2002*
Code: *0100137A27122002*

Changes in the list of persons included in management bodies of the issuer.

Management body of the issuer in which there were changes:
Joined executive agency (Management board)

The surname, name, patronymic of the person, whose powers are terminated, with the indication of participation share in the charter capital of the issuer:
Kireyeva Anastasia Maksimovna. participation share in the CC - 0,07855 %.

Date from which there were specified changes:
15.12.2002.

The authorized body of the issuer which has adopted the resolution, which is the basis of the specified changes, and date of its approval:
The board of directors, the minutes № 18
27.12.2002.

Date of occurrence of the fact (event, action): *31.12.2002*
Code: *0300137A31122002*

Changes in the list of owners (stockholders) of the Issuer.

The long title of the legal person, whose share of participation (equity share) changed:
"ING BANK (EURASIA) ZAO" (CLOSED JOINT-STOCK COMPANY) (nominal holder)

Location and mail address of the legal person:
The Russian Federation, Moscow, Krasnaya Presnya str., 31
123022, the Russian Federation, Moscow, Krasnaya Presnya str., 31

Equity stake in charter capital of the Issuer before and after the change:
15,0083 % - before change,
14,7777 % - after change.

Date from which there were changes of participation share in the charter capital (equity share) of the Issuer:
31.12.2002.

43. Information on reorganization of the issuer, its affiliated and dependent societies.
On November 30, 2002 there was a reorganization of the issuer in form of affiliation of 10 societies of telecommunication of Volga region.

44. The additional essential general information on the issuer.

n/a.

B. Data on financial and economic activity of the issuer

45. The annual accounting for the last three fiscal years.

For the current accounting period it is not presented.

46. The accounting statements of the issuer for the accounting quarter.

For the current accounting period it is not presented.

47. The facts which have entailed increase or decrease of size of assets of the issuer of more than 10 percent in the accounting quarter.

Not presented in the report for Quarter IV

48. The facts which have entailed increase of the profit (losses) of the issuer in the accounting quarter of more than 20 percent compared with the prior quarter.

Not presented in the report for Quarter IV

49. Information on formation and use of reserve and other special funds of the issuer.

In accounting quarter funds were not formed and not used.

50. Transactions of the issuer in the accounting quarter the size of which makes 10 percent or more from the assets of the issuer on the end of the quarter prior to the accounting quarter.

The specified transactions had not taken place

51. Information on assignment of funds raised by the issuer as a result of placement of issued securities.

The specified directions of use of funds in the accounting quarter n/a.

52. Borrowed funds received by the issuer and his affiliated societies in the accounting quarter.

Not presented in the report for Quarter IV

53. Receivables, payables of the issuer and of affiliated societies for the accounting quarter.

Not presented in the report for Quarter IV

54. Financial investments of the issuer.

Not presented in the report for Quarter IV

55. Other essential information on financial and economic activity of the issuer

Other essential information on financial and economic activity of the issuer, except for submitted n/a.

C. The data on securities of the issuer

56. Information on shares of the issuer.

Issue serial number: *1*

Category: *ordinary*

Security form: *nominal paperless*

Face value of one valuable paper of the issue: *500*

Amount of securities of issue: *567830*

Total amount of issue: *283915000*

Information on the state registration of issue:
Registration date: *28.12.1993*
Regitration number: *32-1П-755*
The state registration body: ***Financial bodies***

Way of placement: ***according to the plan of privatization***
Period of placement: ***24.01.1994 - 10.11.1994***

The current status of issue: ***all securities of issue are extinguished (cancelled)***
Amount of actually placed securities according to the registered report on results of issue: ***567830***

Information on the state registration of the report on results of issue:
Registration date: *7.05.1996*
The state registration body: ***Financial bodies***

Restrictions in circulation of securities of the issue (if available):
Do not circulate in the secondary market as they were cancelled

Market information on securities of the issue:
There are no such markets, as all securities of the specified issue have been cancelled.

Additional essential information on securities of the issue:
All securities of the first issue have been cancelled in connection with registration of securities of the second issue by the Resolution of Department of the finance of Administration of the Nizhniy Novgorod Region № 05-14 from 30.09.96 according to item 4.1 of the letter of the Ministry of Finance of the Russian Federation from 20.09.96.

Issue serial number: *1*
Category: ***preferred***
Share Type: A
Security form: ***nominal paperless***
Face value of one valuable paper of the issue: ***500***

Amount of securities of issue: ***194462***
Total amount of issue: ***97231000***

Information on the state registration of issue:
Registration date: *28.12.1993*
Regitration number: ***32-1П-755***
The state registration body: ***Financial bodies***

Way of placement: ***according to the plan of privatization***
Period of placement: ***c 24.01.1994 till 10.11.1994***

The current status of issue: ***all securities of issue are extinguished (cancelled)***
Amount of actually placed securities according to the registered report on results of issue: ***194462***

Information on the state registration of the report on results of issue:
Registration date: *7.05.1996*

The state registration body: *Financial bodies*

Restrictions in circulation of securities of the issue (if available):
Do not circulate in secondary market because they were cancelled.

Market information on securities of the issue:
There are no such markets, as all securities of the specified issue have been cancelled.

Additional essential information on securities of the issue:
The information is not presented, as all papers of the specified issue have been cancelled in connection with registration on 30.09.1996 of the second equity issue of the issuer (the Notice of Department of the finance of Administration of the Nizhniy Novgorod Region from 30.09.1996, № 05-14)

Issue serial number: *1*
Category: *preferred*
Type of shares:
Security form: *nominal paperless*
Face value of one valuable paper of the issue: *500*

Amount of securities of issue: *15558*
Total amount of issue: *7779000*

Information on the state registration of issue:
Registration date: *28.12.1993*
Regitration number: *32-1П-755*
The state registration body: *Financial bodies*

Way of placement: *according to the plan of privatization*
Period of placement: *24.01.1994 - 10.11.1994*

The current status of issue: *all securities of issue are extinguished (cancelled)*
Amount of actually placed securities according to the registered report on results of issue: *15558*

Information on the state registration of the report on results of issue:
Registration date: *7.05.1996*
The state registration body: *Financial bodies*

Restrictions in circulation of securities of the issue (if available):
Do not circulate in secondary market because they were cancelled.

Market information on securities of the issue:
There are no such markets, as all securities of the specified issue have been cancelled.

Additional essential information on securities of the issue:
All preferred shares of type B are automatically converted into common stock. All papers of the specified issue are cancelled in connection with registration of the second equity issue by the issuer on 30.09.96 (the Notice of Department of finance of Administration of the Nizhniy Novgorod Region from 30.09.1996, № 05-14).

Issue serial number: *2*
Category: ***ordinary***
Security form: ***nominal paperless***
Face value of one valuable paper of the issue: ***5***

Amount of securities of issue: ***87508200***
Total amount of issue: ***437541000***

Information on the state registration of issue:
Registration date: ***30.09.1996***
Regitration number: ***32-1-1375***
The state registration body: ***Financial bodies***

Way of placement: ***distribution among stockholders***
Period of placement: ***c 15.10.1996 till 15.10.1996***

The current status of issue: ***placement is completed***
Amount of actually placed securities according to the registered report on results of issue: ***87508200***

Information on the state registration of the report on results of issue:
Registration date: ***12.11.1996***
The state registration body: ***Financial bodies***

Restrictions in circulation of securities of the issue (if available):
No restrictions in circulation.

Market information on securities of the issue:
The Russian trading system

Additional essential information on securities of the issue:
3.11. 1997 Common stock of the issuer represented by non-sponsored level 1 ADRs are issued. One ADR represents 2 shares. The ADRs are traded at the Berlin and Frankfurt stock exchanges. On 01.01.2003 it is issued 4611571 ADRs.

Issue serial number: *2*
Category: ***preferred***
Share Type: A
Security form: ***nominal paperless***
Face value of one valuable paper of the issue: ***5***

Amount of securities of issue: ***29169300***
Total amount of issue: ***145846500***

Information on the state registration of issue:
Registration date: ***30.09.1996***
Regitration number: ***32-1-1375***
The state registration body: ***Financial bodies***

Way of placement: ***distribution among stockholders***
Period of placement: ***c 15.10.1996 till 15.10.1996***

The current status of issue: ***placement is completed***
Amount of actually placed securities according to the registered report on results of issue: ***29169300***

Information on the state registration of the report on results of issue:
Registration date: ***12.11.1996***
The state registration body: ***Financial bodies***

Restrictions in circulation of securities of the issue (if available):
No restrictions in circulation of securities.

Market information on securities of the issue:
The Russian trading system

Additional essential information on securities of the issue:
Other essential information n/a.

Issue serial number: ***3***
Category: ***ordinary***
Security form: ***nominal paperless***
Face value of one valuable paper of the issue: ***5***

Amount of securities of issue: ***49211916***
Total amount of issue: ***246059580***

Information on the state registration of issue:
Registration date: ***25.10.2002***
Regitration number: ***1-03-00137-3***
The state registration body: ***Federal Commission of Securities of Russia***

Way of placement: ***converting by reorganization***
Period of placement: ***30.11.2002 - 30.11.2002***

The current status of issue: ***placement is completed***
Amount of actually placed securities according to the registered report on results of issue:
Information on the state registration of the report on results of issue:
Registration date:
The state registration body:
Restrictions in circulation of securities of the issue (if available):
Market information on securities of the issue:

Additional essential information on securities of the issue:
The report on results of issue of securities is directed for registration to Federal Commission of Securities of Russia by the financial adviser of the issuer, CJSC "Gamma Group". (reg. № 40058 of 30.12.2002)

Issue serial number: ***3***
Category: ***preferred***
Share Type: A
Security form: ***nominal paperless***

Face value of one valuable paper of the issue: *5*

Amount of securities of issue: *16403972*
Total amount of issue: *82019860*

Information on the state registration of issue:
Registration date: *25.10.2002*
Regitration number: *2-03-00137-3*
The state registration body: *Federal Commission of Securities of Russia*

Way of placement: *converting by reorganization*
Period of placement: *30.11.2002 - 30.11.2002*

The current status of issue: *placement is completed*
Amount of actually placed securities according to the registered report on results of issue:
Information on the state registration of the report on results of issue:
Registration date:
The state registration body:
Restrictions in circulation of securities of the issue (if available):

Market information on securities of the issue:

Additional essential information on securities of the issue:
The report on results of issue of securities is directed for registration to Federal Commission of Securities of Russia by the financial adviser of the issuer of CJSC "Gamma Group" (reg. № 40058 of 30.12.2002)

Issue serial number: *3*
Category: *ordinary*
Security form: *nominal paperless*
Face value of one valuable paper of the issue: *5*

Amount of securities of issue: *20832842*
Total amount of issue: *104164210*

Information on the state registration of issue:
Registration date: *25.10.2002*
Regitration number: *1-04-00137-3*
The state registration body: *Federal Commission of Securities of Russia*

Way of placement: *converting by reorganization*
Period of placement: *30.11.2002 - 30.11.2002*

The current status of issue: *placement is completed*
Amount of actually placed securities according to the registered report on results of issue:
Information on the state registration of the report on results of issue:
Registration date:
The state registration body:
Restrictions in circulation of securities of the issue (if available):
Market information on securities of the issue:

Additional essential information on securities of the issue:

The report on results of issue of securities is directed for registration to Federal Commission of Securities of Russia by the financial adviser of the issuer, CJSC "Gamma Group" (reg. № 40058 of 30.12.2002)

Issue serial number: ***3***

Category: ***preferred***

Share Type: A

Security form: ***nominal paperless***

Face value of one valuable paper of the issue: ***5***

Amount of securities of issue: ***6944233***

Total amount of issue: ***34721165***

Information on the state registration of issue:

Registration date: ***25.10.2002***

Regitration number: ***2-04-00137-3***

The state registration body: ***Federal Commission of Securities of Russia***

Way of placement: ***converting by reorganization***

Period of placement: ***30.11.2002 - 30.11.2002***

The current status of issue: ***placement is completed***

Amount of actually placed securities according to the registered report on results of issue:

Information on the state registration of the report on results of issue:

Registration date:

The state registration body:

Restrictions in circulation of securities of the issue (if available):

Market information on securities of the issue:

Additional essential information on securities of the issue:

The report on results of issue of securities is directed for registration to Federal Commission of Securities of Russia by the financial adviser of the issuer, CJSC "Gamma Group" (reg. № 40058 of 30.12.2002)

Issue serial number: ***3***

Category: ***ordinary***

Security form: ***nominal paperless***

Face value of one valuable paper of the issue: ***5***

Amount of securities of issue: ***25767122***

Total amount of issue: ***128835610***

Information on the state registration of issue:

Registration date: ***25.10.2002***

Regitration number: ***1-05-00137-3***

The state registration body: ***Federal Commission of Securities of Russia***

Way of placement: ***converting by reorganization***

Period of placement: ***30.11.2002 - 30.11.2002***

The current status of issue: ***placement is completed***

Amount of actually placed securities according to the registered report on results of issue:
Information on the state registration of the report on results of issue:
Registration date:
The state registration body:
Restrictions in circulation of securities of the issue (if available):
Market information on securities of the issue:

Additional essential information on securities of the issue:
The report on results of issue of securities is directed for registration to Federal Commission of Securities of Russia by the financial adviser of the issuer, CJSC "Gamma Group" (reg. № 40058 of 30.12.2002)

Issue serial number: ***3***
Category: ***preferred***
Share Type: A
Security form: ***nominal paperless***
Face value of one valuable paper of the issue: ***5***

Amount of securities of issue: ***8589041***
Total amount of issue: ***42945205***

Information on the state registration of issue:
Registration date: ***25.10.2002***
Regitration number: ***2-05-00137-3***
The state registration body: ***Federal Commission of Securities of Russia***

Way of placement: ***converting by reorganization***
Period of placement: ***30.11.2002 - 30.11.2002***

The current status of issue: ***placement is completed***
Amount of actually placed securities according to the registered report on results of issue:
Information on the state registration of the report on results of issue:
Registration date:
The state registration body:
Restrictions in circulation of securities of the issue (if available):
Market information on securities of the issue:

Additional essential information on securities of the issue:
The report on results of issue of securities is directed for registration to Federal Commission of Securities of Russia by the financial adviser of the issuer, CJSC "Gamma Group" (reg. № 40058 of 30.12.2002)

Issue serial number: ***3***
Category: ***ordinary***
Security form: ***nominal paperless***
Face value of one valuable paper of the issue: ***5***

Amount of securities of issue: ***21693769***
Total amount of issue: ***108468845***

Information on the state registration of issue:

Registration date: *25.10.2002*
Regitration number: ***1-06-00137-3***
The state registration body: ***Federal Commission of Securities of Russia***

Way of placement: ***converting by reorganization***
Period of placement: ***30.11.2002 - 30.11.2002***

The current status of issue: ***placement is completed***
Amount of actually placed securities according to the registered report on results of issue:
Information on the state registration of the report on results of issue:
Registration date:
The state registration body:
Restrictions in circulation of securities of the issue (if available):
Market information on securities of the issue:

Additional essential information on securities of the issue:
The report on results of issue of securities is directed for registration to Federal Commission of Securities of Russia by the financial adviser of the issuer, CJSC "Gamma Group" (reg. № 40058 of 30.12.2002)

Issue serial number: *3*
Category: ***preferred***
Share Type: A
Security form: ***nominal paperless***
Face value of one valuable paper of the issue: ***5***

Amount of securities of issue: *7231256*
Total amount of issue: ***36156280***

Information on the state registration of issue:
Registration date: ***25.10.2002***
Regitration number: ***2-06-00137-3***
The state registration body: ***Federal Commission of Securities of Russia***

Way of placement: ***converting by reorganization***
Period of placement: ***30.11.2002 - 30.11.2002***

The current status of issue: ***placement is completed***
Amount of actually placed securities according to the registered report on results of issue:
Information on the state registration of the report on results of issue:
Registration date:
The state registration body:
Restrictions in circulation of securities of the issue (if available):
Market information on securities of the issue:

Additional essential information on securities of the issue:
The report on results of issue of securities is directed for registration to Federal Commission of Securities of Russia by the financial adviser of the issuer, CJSC "Gamma Group" (reg. № 40058 of 30.12.2002)

Issue serial number: *3*

Category: *ordinary*
Security form: *nominal paperless*
Face value of one valuable paper of the issue: *5*

Amount of securities of issue: *12399418*
Total amount of issue: *61997090*

Information on the state registration of issue:
Registration date: *25.10.2002*
Regitration number: *1-07-00137-3*
The state registration body: *Federal Commission of Securities of Russia*

Way of placement: *converting by reorganization*
Period of placement: *30.11.2002 - 30.11.2002*

The current status of issue: *placement is completed*
Amount of actually placed securities according to the registered report on results of issue:
Information on the state registration of the report on results of issue:
Registration date:
The state registration body:
Restrictions in circulation of securities of the issue (if available):
Market information on securities of the issue:

Additional essential information on securities of the issue:
The report on results of issue of securities is directed for registration to Federal Commission of Securities of Russia by the financial adviser of the issuer, CJSC "Gamma Group" (reg. № 40058 of 30.12.2002)

Issue serial number: *3*
Category: *preferred*
Share Type: A
Security form: *nominal paperless*
Face value of one valuable paper of the issue: *5*

Amount of securities of issue: *4133139*
Total amount of issue: *20665695*

Information on the state registration of issue:
Registration date: *25.10.2002*
Regitration number: *2-07-00137-3*
The state registration body: *Federal Commission of Securities of Russia*

Way of placement: *converting by reorganization*
Period of placement: *30.11.2002 - 30.11.2002*

The current status of issue: *placement is completed*
Amount of actually placed securities according to the registered report on results of issue:
Information on the state registration of the report on results of issue:
Registration date:
The state registration body:

Restrictions in circulation of securities of the issue (if available):
Market information on securities of the issue:

Additional essential information on securities of the issue:
The report on results of issue of securities is directed for registration to Federal Commission of Securities of Russia by the financial adviser of the issuer, CJSC "Gamma Group" (reg. № 40058 of 30.12.2002)

Issue serial number: ***3***
Category: ***ordinary***
Security form: ***nominal paperless***
Face value of one valuable paper of the issue: ***5***

Amount of securities of issue: ***6120651***
Total amount of issue: ***30603255***

Information on the state registration of issue:
Registration date: ***25.10.2002***
Regitration number: ***1-08-00137-3***
The state registration body: ***Federal Commission of Securities of Russia***

Way of placement: ***converting by reorganization***
Period of placement: ***30.11.2002 - 30.11.2002***

The current status of issue: ***placement is completed***
Amount of actually placed securities according to the registered report on results of issue:
Information on the state registration of the report on results of issue:
Registration date:
The state registration body:
Restrictions in circulation of securities of the issue (if available):
Market information on securities of the issue:

Additional essential information on securities of the issue:
The report on results of issue of securities is directed for registration to Federal Commission of Securities of Russia by the financial adviser of the issuer, CJSC "Gamma Group" (reg. № 40058 of 30.12.2002)

Issue serial number: ***3***
Category: ***preferred***
Share Type: A
Security form: ***nominal paperless***
Face value of one valuable paper of the issue: ***5***

Amount of securities of issue: ***2040199***
Total amount of issue: ***10200995***

Information on the state registration of issue:
Registration date: ***25.10.2002***
Regitration number: ***2-08-00137-3***
The state registration body: ***Federal Commission of Securities of Russia***

Way of placement: *converting by reorganization*
Period of placement: *30.11.2002 - 30.11.2002*

The current status of issue: *placement is completed*
Amount of actually placed securities according to the registered report on results of issue:
Information on the state registration of the report on results of issue:
Registration date:
The state registration body:
Restrictions in circulation of securities of the issue (if available):
Market information on securities of the issue:

Additional essential information on securities of the issue:
The report on results of issue of securities is directed for registration to Federal Commission of Securities of Russia by the financial adviser of the issuer, CJSC "Gamma Group" (reg. № 40058 of 30.12.2002)

Issue serial number: ***3***
Category: ***ordinary***
Security form: ***nominal paperless***
Face value of one valuable paper of the issue: ***5***

Amount of securities of issue: ***4739945***
Total amount of issue: ***23699725***

Information on the state registration of issue:
Registration date: ***25.10.2002***
Regitration number: ***1-09-00137-3***
The state registration body: ***Federal Commission of Securities of Russia***

Way of placement: ***converting by reorganization***
Period of placement: ***30.11.2002 - 30.11.2002***

The current status of issue: ***placement is completed***
Amount of actually placed securities according to the registered report on results of issue:
Information on the state registration of the report on results of issue:
Registration date:
The state registration body:
Restrictions in circulation of securities of the issue (if available):
Market information on securities of the issue:

Additional essential information on securities of the issue:
The report on results of issue of securities is directed for registration to Federal Commission of Securities of Russia by the financial adviser of the issuer, CJSC "Gamma Group" (reg. № 40058 of 30.12.2002)

Issue serial number: ***3***
Category: ***preferred***
Share Type: A
Security form: ***nominal paperless***
Face value of one valuable paper of the issue: ***5***

Amount of securities of issue: *1579954*
Total amount of issue: *7899770*

Information on the state registration of issue:
Registration date: *25.10.2002*
Regitration number: *2-09-00137-3*
The state registration body: *Federal Commission of Securities of Russia*

Way of placement: *converting by reorganization*
Period of placement: *30.11.2002 - 30.11.2002*

The current status of issue: *placement is completed*
Amount of actually placed securities according to the registered report on results of issue:
Information on the state registration of the report on results of issue:
Registration date:
The state registration body:
Restrictions in circulation of securities of the issue (if available):
Market information on securities of the issue:

Additional essential information on securities of the issue:
The report on results of issue of securities is directed for registration to Federal Commission of Securities of Russia by the financial adviser of the issuer, CJSC "Gamma Group") reg. № 40058 of 30.12.2002)

Issue serial number: *3*
Category: *ordinary*
Security form: *nominal paperless*
Face value of one valuable paper of the issue: *5*

Amount of securities of issue: *4601340*
Total amount of issue: *23006700*

Information on the state registration of issue:
Registration date: *25.10.2002*
Regitration number: *1-10-00137-3*
The state registration body: *Federal Commission of Securities of Russia*

Way of placement: *converting by reorganization*
Period of placement: *30.11.2002 - 30.11.2002*

The current status of issue: *placement is completed*
Amount of actually placed securities according to the registered report on results of issue:
Information on the state registration of the report on results of issue:
Registration date:
The state registration body:
Restrictions in circulation of securities of the issue (if available):
Market information on securities of the issue:

Additional essential information on securities of the issue:

The report on results of issue of securities is directed for registration to Federal Commission of Securities of Russia by the financial adviser of the issuer, CJSC "Gamma Group". (reg. № 40058 of 30.12.2002)

Issue serial number: ***3***
Category: ***preferred***
Share Type: A
Security form: ***nominal paperless***
Face value of one valuable paper of the issue: ***5***

Amount of securities of issue: ***1533780***
Total amount of issue: ***7668900***

Information on the state registration of issue:
Registration date: ***25.10.2002***
Regitration number: ***2-10-00137-3***
The state registration body: ***Federal Commission of Securities of Russia***

Way of placement: ***converting by reorganization***
Period of placement: ***30.11.2002 - 30.11.2002***

The current status of issue: ***placement is completed***
Amount of actually placed securities according to the registered report on results of issue:
Information on the state registration of the report on results of issue:
Registration date:
The state registration body:
Restrictions in circulation of securities of the issue (if available):
Market information on securities of the issue:

Additional essential information on securities of the issue:
The report on results of issue of securities is directed for registration to Federal Commission of Securities of Russia by the financial adviser of the issuer, CJSC "Gamma Group" (reg. № 40058 of 30.12.2002)

Issue serial number: ***3***
Category: ***ordinary***
Security form: ***nominal paperless***
Face value of one valuable paper of the issue: ***5***

Amount of securities of issue: ***5905300***
Total amount of issue: ***29526500***

Information on the state registration of issue:
Registration date: ***25.10.2002***
Regitration number: ***1-11-00137-3***
The state registration body: ***Federal Commission of Securities of Russia***

Way of placement: ***converting by reorganization***
Period of placement: ***30.11.2002 - 30.11.2002***

The current status of issue: ***placement is completed***

Amount of actually placed securities according to the registered report on results of issue:
Information on the state registration of the report on results of issue:
Registration date:
The state registration body:
Restrictions in circulation of securities of the issue (if available):
Market information on securities of the issue:

Additional essential information on securities of the issue:
The report on results of issue of securities is directed for registration to Federal Commission of Securities of Russia by the financial adviser of the issuer, CJSC "Gamma Group" (reg. № 40058 of 30.12.2002)

Issue serial number: ***3***
Category: ***preferred***
Share Type: A
Security form: ***nominal paperless***
Face value of one valuable paper of the issue: ***5***

Amount of securities of issue: ***1968433***
Total amount of issue: ***9842165***

Information on the state registration of issue:
Registration date: ***25.10.2002***
Regitration number: ***2-11-00137-3***
The state registration body: ***Federal Commission of Securities of Russia***

Way of placement: ***converting by reorganization***
Period of placement: ***30.11.2002 - 30.11.2002***

The current status of issue: ***placement is completed***
Amount of actually placed securities according to the registered report on results of issue:
Information on the state registration of the report on results of issue:
Registration date:
The state registration body:
Restrictions in circulation of securities of the issue (if available):
Market information on securities of the issue:

Additional essential information on securities of the issue:
The report on results of issue of securities is directed for registration to Federal Commission of Securities of Russia by the financial adviser of the issuer, CJSC "Gamma Group" (reg. № 40058 of 30.12.2002)

Issue serial number: ***3***
Category: ***ordinary***
Security form: ***nominal paperless***
Face value of one valuable paper of the issue: ***5***

Amount of securities of issue: ***7207115***
Total amount of issue: ***36035575***

Information on the state registration of issue:

Registration date: *25.10.2002*
Regitration number: *1-12-00137-3*
The state registration body: *Federal Commission of Securities of Russia*

Way of placement: *converting by reorganization*
Period of placement: *30.11.2002 - 30.11.2002*

The current status of issue: *placement is completed*
Amount of actually placed securities according to the registered report on results of issue:
Information on the state registration of the report on results of issue:
Registration date:
The state registration body:
Restrictions in circulation of securities of the issue (if available):
Market information on securities of the issue:

Additional essential information on securities of the issue:
The report on results of issue of securities is directed for registration to Federal Commission of Securities of Russia by the financial adviser of the issuer, CJSC "Gamma Group" (reg. № 40058 of 30.12.2002)

Issue serial number: *3*
Category: *preferred*
Share Type: A
Security form: *nominal paperless*
Face value of one valuable paper of the issue: *5*

Amount of securities of issue: *2402370*
Total amount of issue: *12011850*

Information on the state registration of issue:
Registration date: *25.10.2002*
Regitration number: *2-12-00137-3*
The state registration body: *Federal Commission of Securities of Russia*

Way of placement: *converting by reorganization*
Period of placement: *30.11.2002 - 30.11.2002*

The current status of issue: *placement is completed*
Amount of actually placed securities according to the registered report on results of issue:
Information on the state registration of the report on results of issue:
Registration date:
The state registration body:
Restrictions in circulation of securities of the issue (if available):

Market information on securities of the issue:

Additional essential information on securities of the issue:
The report on results of issue of securities is directed for registration to Federal Commission of Securities of Russia by the financial adviser of the issuer, CJSC "Gamma Group" (reg. № 40058 of 30.12.2002)

contract fore telecommunication services is made within 30 days from the date of submission of the application.
At absence of technical availability of access to a telephone network or at refusal of the owner of the bond to receive access to a telephone network under the application of the owner of the bond, repayment is carried out by payment of a sum of money in the size of face value of the bond.
Preschedule repayment is not provided
Coverage of bonds of the issue:
Coverage is not provided.

Income from bonds of the issue paid in the accounting quarter:
Money resources: ***Rub.***
Other property equivalent: ***Rub.***
Other property rights and (or) other income: ***Rub.***

Additional essential information on securities of the issue:
The report on results of issue of securities is directed for registration to Federal Commission of Securities of Russia by the financial adviser of the issuer, CJSC "Gamma Group". (reg. № 40058 of 30.12.2002)

Issue serial number: *2*
Series: 2
Type: ***interest rate***
Security form: ***nominal paperless***
Face value of one valuable paper of the issue: ***2500 Rub.***

Amount of securities of issue: ***498***
Total amount of issue: ***1245000***

Information on the state registration of issue:
Registration date: ***25.10.2002***
Regitration number: ***4-02-0137-3***
The state registration body: ***Federal Commission of Securities of Russia***

Way of placement: ***converting by reorganization***
Period of placement: ***30.11.2002 - 30.11.2002***

The current status of issue: ***placement is completed***
Amount of actually placed securities according to the registered report on results of issue:
Information on the state registration of the report on results of issue:
Registration date:
The state registration body:
Restrictions in circulation of securities of the issue (if available):
Market information on securities of the issue:
Circulation time of bonds of issue: -

Income from bonds of issue:
In percentage of face value: ***Bond interest payments are charged under condition of its presentation to repayment for the period from the date of the beginning of placement of bonds the issuer before date of submission of the application on repayment of the bond at a rate of 1 % annually of the bond face value.***
Other property equivalent on one bond (Rub.).: ***it is not stipulated***

Other income and rights from bonds of issue: the Owner of the bond has the right:

Of extraordinary access to a telephone network or of reception of a sum of money in size of the face value of the bond;

of interest payment;

Reception of face value of the bond from the issuer at liquidation of the Society. Payment to owners of bonds is made by the liquidating commission in the sequence established by article 64 of the Civil Code of the Russian Federation according to intermediate liquidating balance.

The period of repayment: *24.01.2001 - 24.01.2003*

Conditions and procedure of repayment: Repayment of the bond is carried out at technical availability in form of a property equivalent, namely: ***Extraordinary access to a telephone network upon conclusion of a contract for telecommunication services with the owner of the bond. Access to a telephone network under bonds of the specified series is given only to physical persons. Additional payment for granting access to a telephone network it is not required.***

Granting of access to a telephone network is made to the owner of the bond duly registered in his residence or owner of premises at the address, specified in the application for purchase of the bond.

Granting of access to a telephone network to the owner of the bond acquired in a secondary market, is carried out at technical availability .

For repayment of the bond, the owner of the bond submits an application, shows the notice of a telephone exchange on technical availability of access to a telephone network. The conclusion of the contract fore telecommunication services is made within 30 days from the date of submission of the application.

At absence of technical availability of access to a telephone network or at refusal of the owner of the bond to receive access to a telephone network under the application of the owner of the bond, repayment is carried out by payment of a sum of money in the size of face value of the bond.

Preschedule repayment is not provided

Coverage of bonds of the issue:

Coverage is not provided.

Income from bonds of the issue paid in the accounting quarter:

Money resources: ***Rub.***

Other property equivalent: ***Rub.***

Other property rights and (or) other income: ***Rub.***

Additional essential information on securities of the issue:

The report on results of issue of securities is directed for registration to Federal Commission of Securities of Russia by the financial adviser of the issuer, CJSC "Gamma Group" (reg. № 40058 of 30.12.2002)

Issue serial number: ***3***

Series: 3

Type: ***interest rate***

Security form: ***nominal paperless***

Face value of one valuable paper of the issue: ***2500 Rub.***

Amount of securities of issue: ***500***

Total amount of issue: ***1250000***

Information on the state registration of issue:

Registration date: ***25.10.2002***

Regitration number: ***4-03-00137-3***

The state registration body: ***Federal Commission of Securities of Russia***

Way of placement: *converting by reorganization*
Period of placement: *30.11.2002 - 30.11.2002*

The current status of issue: *placement is completed*
Amount of actually placed securities according to the registered report on results of issue:
Information on the state registration of the report on results of issue:
Registration date:
The state registration body:
Restrictions in circulation of securities of the issue (if available):
Market information on securities of the issue:
Circulation time of bonds of issue: -

Income from bonds of issue:
In percentage of face value: ***Intrest under the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of placement of bonds the issuer prior to date of submission of the application for repayment of the bond at a rate of 1 % annually from the face value of the bond.***
Other property equivalent on one bond (Rub.).: *it is not stipulated*
Other income and rights from bonds of issue: the Owner of the bond has the right:
Of extraordinary access to a telephone network or of reception of a sum of money in size of the face value of the bond;
of interest payment;
Reception of face value of the bond from the issuer at liquidation of the Society. Payment to owners of bonds is made by the liquidating commission in the sequence established by article 64 of the Civil Code of the Russian Federation according to intermediate liquidating balance.
The period of repayment: *24.01.2001 - 24.01.2003*
Conditions and procedure of repayment: Repayment of the bond is carried out at technical availability in form of a property equivalent, namely: ***Extraordinary access to a telephone network upon conclusion of a contract for telecommunication services with the owner of the bond. Access to a telephone network under bonds of the specified series is given only to physical persons. Additional payment for granting access to a telephone network it is not required.***
Granting of access to a telephone network is made to the owner of the bond duly registered in his residence or owner of premises at the address, specified in the application for purchase of the bond.
Granting of access to a telephone network to the owner of the bond acquired in a secondary market, is carried out at technical availability .
For repayment of the bond, the owner of the bond submits an application, shows the notice of a telephone exchange on technical availability of access to a telephone network. The conclusion of the contract fore telecommunication services is made within 30 days from the date of submission of the application.
At absence of technical availability of access to a telephone network or at refusal of the owner of the bond to receive access to a telephone network under the application of the owner of the bond, repayment is carried out by payment of a sum of money in the size of face value of the bond.
Preschedule repayment is not provided
Coverage of bonds of the issue:
Coverage is not provided.

Income from bonds of the issue paid in the accounting quarter:
Money resources: ***Rub.***
Other property equivalent: ***Rub.***
Other property rights and (or) other income: ***Rub.***

Additional essential information on securities of the issue:

The report on results of issue of securities is directed for registration to Federal Commission of Securities of Russia by the financial adviser of the issuer, CJSC "Gamma Group". (reg. № 40058 of 30.12.2002)

Issue serial number: ***4***
Series: 4
Type: ***interest rate***
Security form: ***nominal paperless***
Face value of one valuable paper of the issue: ***2500 Rub.***

Amount of securities of issue: ***236***
Total amount of issue: ***590000***

Information on the state registration of issue:
Registration date: ***25.10.2002***
Regitration number: ***4-04-00137-3***
The state registration body: ***Federal Commission of Securities of Russia***

Way of placement: ***converting by reorganization***
Period of placement: ***30.11.2002 - 30.11.2002***

The current status of issue: ***placement is completed***
Amount of actually placed securities according to the registered report on results of issue:
Information on the state registration of the report on results of issue:
Registration date:
The state registration body:
Restrictions in circulation of securities of the issue (if available):
Market information on securities of the issue:
Circulation time of bonds of issue: -

Income from bonds of issue:
In percentage of face value: ***Intrest under the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of placement of bonds the issuer prior to date of submission of the application for repayment of the bond at a rate of 1 % annually from the face value of the bond.***
Other property equivalent on one bond (Rub.).: ***it is not stipulated***
Other income and rights from bonds of issue: the Owner of the bond has the right:
Of extraordinary access to a telephone network or of reception of a sum of money in size of the face value of the bond;
of interest payment;
Reception of face value of the bond from the issuer at liquidation of the Society. Payment to owners of bonds is made by the liquidating commission in the sequence established by article 64 of the Civil Code of the Russian Federation according to intermediate liquidating balance.
The period of repayment: ***24.01.2001 - 24.01.2003***
Conditions and procedure of repayment: Repayment of the bond is carried out at technical availability in form of a property equivalent, namely: ***Extraordinary access to a telephone network upon conclusion of a contract for telecommunication services with the owner of the bond. Access to a telephone network under bonds of the specified series is given only to physical persons. Additional payment for granting access to a telephone network it is not required.***
Granting of access to a telephone network is made to the owner of the bond duly registered in his residence or owner of premises at the address, specified in the application for purchase of the bond.

Granting of access to a telephone network to the owner of the bond acquired in a secondary market, is carried out at technical availability .

For repayment of the bond, the owner of the bond submits an application, shows the notice of a telephone exchange on technical availability of access to a telephone network. The conclusion of the contract fore telecommunication services is made within 30 days from the date of submission of the application.

At absence of technical availability of access to a telephone network or at refusal of the owner of the bond to receive access to a telephone network under the application of the owner of the bond, repayment is carried out by payment of a sum of money in the size of face value of the bond.

Preschedule repayment is not provided

Coverage of bonds of the issue:

Coverage is not provided.

Income from bonds of the issue paid in the accounting quarter:

Money resources: ***Rub.***

Other property equivalent: ***Rub.***

Other property rights and (or) other income: ***Rub.***

Additional essential information on securities of the issue:

The report on results of issue of securities is directed for registration to Federal Commission of Securities of Russia by the financial adviser of the issuer, CJSC "Gamma Group". (reg. № 40058 of 30.12.2002)

Issue serial number: ***5***

Series: 5

Type: ***interest rate***

Security form: ***nominal paperless***

Face value of one valuable paper of the issue: ***2500 Rub.***

Amount of securities of issue: ***500***

Total amount of issue: ***1250000***

Information on the state registration of issue:

Registration date: ***25.10.2002***

Regitration number: ***4-05-00137-3***

The state registration body: ***Federal Commission of Securities of Russia***

Way of placement: ***converting by reorganization***

Period of placement: ***30.11.2002 - 30.11.2002***

The current status of issue: ***placement is completed***

Amount of actually placed securities according to the registered report on results of issue:

Information on the state registration of the report on results of issue:

Registration date:

The state registration body:

Restrictions in circulation of securities of the issue (if available):

Market information on securities of the issue:

Circulation time of bonds of issue: **-**

Income from bonds of issue:

In percentage of face value: ***Intrest under the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of placement of bonds the issuer prior to date of submission of the application for repayment of the bond at a rate of 1 % annually from the face value of the bond.***

Other property equivalent on one bond (Rub.).: *it is not stipulated*

Other income and rights from bonds of issue: the Owner of the bond has the right:

Of extraordinary access to a telephone network or of reception of a sum of money in size of the face value of the bond;

of interest payment;

Reception of face value of the bond from the issuer at liquidation of the Society. Payment to owners of bonds is made by the liquidating commission in the sequence established by article 64 of the Civil Code of the Russian Federation according to intermediate liquidating balance.

The period of repayment: ***c 13.12.2001 till 24.01.2003***

Conditions and procedure of repayment: Repayment of the bond is carried out at technical availability in form of a property equivalent, namely: ***Extraordinary access to a telephone network upon conclusion of a contract for telecommunication services with the owner of the bond. Access to a telephone network under bonds of the specified series is given only to physical persons. Additional payment for granting access to a telephone network it is not required.***

Granting of access to a telephone network is made to the owner of the bond duly registered in his residence or owner of premises at the address, specified in the application for purchase of the bond.

Granting of access to a telephone network to the owner of the bond acquired in a secondary market, is carried out at technical availability .

For repayment of the bond, the owner of the bond submits an application, shows the notice of a telephone exchange on technical availability of access to a telephone network. The conclusion of the contract fore telecommunication services is made within 30 days from the date of submission of the application.

At absence of technical availability of access to a telephone network or at refusal of the owner of the bond to receive access to a telephone network under the application of the owner of the bond, repayment is carried out by payment of a sum of money in the size of face value of the bond.

Preschedule repayment is not provided

Coverage of bonds of the issue:

Coverage is not provided.

Income from bonds of the issue paid in the accounting quarter:

Money resources: ***Rub.***

Other property equivalent: ***Rub.***

Other property rights and (or) other income: ***Rub.***

Additional essential information on securities of the issue:

The report on results of issue of securities is directed for registration to Federal Commission of Securities of Russia by the financial adviser of the issuer, CJSC "Gamma Group". (reg. № 40058 of 30.12.2002)

Issue serial number: ***6***

Series: 6

Type: ***interest rate***

Security form: ***nominal paperless***

Face value of one valuable paper of the issue: ***2500 Rub.***

Amount of securities of issue: ***500***

Total amount of issue: ***1250000***

Information on the state registration of issue:
Registration date: *25.10.2002*
Regitration number: *4-06-00137-3*
The state registration body: *Federal Commission of Securities of Russia*

Way of placement: *converting by reorganization*
Period of placement: *30.11.2002 - 30.11.2002*

The current status of issue: *placement is completed*
Amount of actually placed securities according to the registered report on results of issue:
Information on the state registration of the report on results of issue:
Registration date:
The state registration body:
Restrictions in circulation of securities of the issue (if available):

Market information on securities of the issue:
Circulation time of bonds of issue: -

Income from bonds of issue:
In percentage of face value: ***Intrest under the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of placement of bonds the issuer prior to date of submission of the application for repayment of the bond at a rate of 1 % annually from the face value of the bond.***
Other property equivalent on one bond (Rub.).: *it is not stipulated*
Other income and rights from bonds of issue: the Owner of the bond has the right:
Of extraordinary access to a telephone network or of reception of a sum of money in size of the face value of the bond;
of interest payment;
Reception of face value of the bond from the issuer at liquidation of the Society. Payment to owners of bonds is made by the liquidating commission in the sequence established by article 64 of the Civil Code of the Russian Federation according to intermediate liquidating balance.
The period of repayment: *c 20.10.2001 till 24.01.2003*
Conditions and procedure of repayment: Repayment of the bond is carried out at technical availability in form of a property equivalent, namely: ***Extraordinary access to a telephone network upon conclusion of a contract for telecommunication services with the owner of the bond. Access to a telephone network under bonds of the specified series is given only to physical persons. Additional payment for granting access to a telephone network it is not required.***
Granting of access to a telephone network is made to the owner of the bond duly registered in his residence or owner of premises at the address, specified in the application for purchase of the bond.
Granting of access to a telephone network to the owner of the bond acquired in a secondary market, is carried out at technical availability .
For repayment of the bond, the owner of the bond submits an application, shows the notice of a telephone exchange on technical availability of access to a telephone network. The conclusion of the contract fore telecommunication services is made within 30 days from the date of submission of the application.
At absence of technical availability of access to a telephone network or at refusal of the owner of the bond to receive access to a telephone network under the application of the owner of the bond, repayment is carried out by payment of a sum of money in the size of face value of the bond.
Preschedule repayment is not provided
Coverage of bonds of the issue:
Coverage is not provided.

Income from bonds of the issue paid in the accounting quarter:
Money resources: ***Rub.***
Other property equivalent: ***Rub.***
Other property rights and (or) other income: ***Rub.***
Additional essential information on securities of the issue:
The report on results of issue of securities is directed for registration to Federal Commission of Securities of Russia by the financial adviser of the issuer, CJSC "Gamma Group". (reg. № 40058 of 30.12.2002)

Issue serial number: *7*
Series: 7
Type: ***interest rate***
Security form: ***nominal paperless***
Face value of one valuable paper of the issue: ***2500 Rub.***

Amount of securities of issue: ***120***
Total amount of issue: ***300000***

Information on the state registration of issue:
Registration date: ***25.10.2002***
Regitration number: ***4-07-00137-3***
The state registration body: ***Federal Commission of Securities of Russia***

Way of placement: ***converting by reorganization***
Period of placement: ***30.11.2002 - 30.11.2002***

The current status of issue: ***placement is completed***
Amount of actually placed securities according to the registered report on results of issue:
Information on the state registration of the report on results of issue:
Registration date:
The state registration body:
Restrictions in circulation of securities of the issue (if available):
Market information on securities of the issue:
Circulation time of bonds of issue: -

Income from bonds of issue:
In percentage of face value: ***Intrest under the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of placement of bonds the issuer prior to date of submission of the application for repayment of the bond at a rate of 1 % annually from the face value of the bond.***
Other property equivalent on one bond (Rub.).: ***it is not stipulated***
Other income and rights from bonds of issue: the Owner of the bond has the right:
Of extraordinary access to a telephone network or of reception of a sum of money in size of the face value of the bond;
of interest payment;
Reception of face value of the bond from the issuer at liquidation of the Society. Payment to owners of bonds is made by the liquidating commission in the sequence established by article 64 of the Civil Code of the Russian Federation according to intermediate liquidating balance.
The period of repayment: ***c 27.11.2001 till 24.01.2003***

Conditions and procedure of repayment: Repayment of the bond is carried out at technical availability in form of a property equivalent, namely: ***Extraordinary access to a telephone network upon conclusion of a contract for telecommunication services with the owner of the bond. Access to a telephone network under bonds of the specified series is given only to physical persons. Additional payment for granting access to a telephone network it is not required.***

Granting of access to a telephone network is made to the owner of the bond duly registered in his residence or owner of premises at the address, specified in the application for purchase of the bond.

Granting of access to a telephone network to the owner of the bond acquired in a secondary market, is carried out at technical availability .

For repayment of the bond, the owner of the bond submits an application, shows the notice of a telephone exchange on technical availability of access to a telephone network. The conclusion of the contract fore telecommunication services is made within 30 days from the date of submission of the application.

At absence of technical availability of access to a telephone network or at refusal of the owner of the bond to receive access to a telephone network under the application of the owner of the bond, repayment is carried out by payment of a sum of money in the size of face value of the bond.

Preschedule repayment is not provided

Coverage of bonds of the issue:

Coverage is not provided.

Income from bonds of the issue paid in the accounting quarter:

Money resources: ***Rub.***

Other property equivalent: ***Rub.***

Other property rights and (or) other income: ***Rub.***

Additional essential information on securities of the issue:

The report on results of issue of securities is directed for registration to Federal Commission of Securities of Russia by the financial adviser of the issuer, CJSC "Gamma Group". (reg. № 40058 of 30.12.2002)

Issue serial number: *8*

Series: 8

Type: ***interest rate***

Security form: ***nominal paperless***

Face value of one valuable paper of the issue: ***4000 Rub.***

Amount of securities of issue: ***11***

Total amount of issue: ***44000***

Information on the state registration of issue:

Registration date: ***25.10.2002***

Regitration number: ***4-08-00137-3***

The state registration body: ***Federal Commission of Securities of Russia***

Way of placement: ***converting by reorganization***

Period of placement: ***30.11.2002 - 30.11.2002***

The current status of issue: ***placement is completed***

Amount of actually placed securities according to the registered report on results of issue:

Information on the state registration of the report on results of issue:

Registration date:

The state registration body:

Restrictions in circulation of securities of the issue (if available):

Market information on securities of the issue:

Circulation time of bonds of issue: -

Income from bonds of issue:

In percentage of face value: ***Intrest under the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of placement of bonds the issuer prior to date of submission of the application for repayment of the bond at a rate of 1 % annually from the face value of the bond.***

Other property equivalent on one bond (Rub.).: *it is not stipulated*

Other income and rights from bonds of issue: the Owner of the bond has the right:

Of extraordinary access to a telephone network or of reception of a sum of money in size of the face value of the bond;

of interest payment;

Reception of face value of the bond from the issuer at liquidation of the Society. Payment to owners of bonds is made by the liquidating commission in the sequence established by article 64 of the Civil Code of the Russian Federation according to intermediate liquidating balance.

The period of repayment: *24.01.2001 - 24.01.2003*

Conditions and procedure of repayment: Repayment of the bond is carried out at technical availability in form of a property equivalent, namely: ***Extraordinary access to a telephone network upon conclusion of a contract for telecommunication services with the owner of the bond. Access to a telephone network under bonds of the specified series is given only to physical persons. Additional payment for granting access to a telephone network it is not required.***

Granting of access to a telephone network is made to the owner of the bond duly registered in his residence or owner of premises at the address, specified in the application for purchase of the bond.

Granting of access to a telephone network to the owner of the bond acquired in a secondary market, is carried out at technical availability .

For repayment of the bond, the owner of the bond submits an application, shows the notice of a telephone exchange on technical availability of access to a telephone network. The conclusion of the contract fore telecommunication services is made within 30 days from the date of submission of the application.

At absence of technical availability of access to a telephone network or at refusal of the owner of the bond to receive access to a telephone network under the application of the owner of the bond, repayment is carried out by payment of a sum of money in the size of face value of the bond.

Preschedule repayment is not provided

Coverage of bonds of the issue:

Coverage is not provided.

Income from bonds of the issue paid in the accounting quarter:

Money resources: ***Rub.***

Other property equivalent: ***Rub.***

Other property rights and (or) other income: ***Rub.***

Additional essential information on securities of the issue:

The report on results of issue of securities is directed for registration to Federal Commission of Securities of Russia by the financial adviser of the issuer, CJSC "Gamma Group". (reg. № 40058 of 30.12.2002)

Issue serial number: ***9***

Series: 9

Type: ***interest rate***

Security form: ***nominal paperless***

Face value of one valuable paper of the issue: ***2500 Rub.***

Amount of securities of issue: *321*
Total amount of issue: *802500*

Information on the state registration of issue:
Registration date: *25.10.2002*
Regitration number: *4-09-00137-3*
The state registration body: ***Federal Commission of Securities of Russia***

Way of placement: ***converting by reorganization***
Period of placement: *30.11.2002 - 30.11.2002*

The current status of issue: ***placement is completed***
Amount of actually placed securities according to the registered report on results of issue:
Information on the state registration of the report on results of issue:
Registration date:
The state registration body:
Restrictions in circulation of securities of the issue (if available):
Market information on securities of the issue:
Circulation time of bonds of issue: -

Income from bonds of issue:
In percentage of face value: ***Intrest under the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of placement of bonds the issuer prior to date of submission of the application for repayment of the bond at a rate of 1 % annually from the face value of the bond.***
Other property equivalent on one bond (Rub.).: ***it is not stipulated***
Other income and rights from bonds of issue: the Owner of the bond has the right:
Of extraordinary access to a telephone network or of reception of a sum of money in size of the face value of the bond;
of interest payment;
Reception of face value of the bond from the issuer at liquidation of the Society. Payment to owners of bonds is made by the liquidating commission in the sequence established by article 64 of the Civil Code of the Russian Federation according to intermediate liquidating balance.
The period of repayment: ***c 06.11.2001 till 06.11.2003***
Conditions and procedure of repayment: Repayment of the bond is carried out at technical availability in form of a property equivalent, namely: ***Extraordinary access to a telephone network upon conclusion of a contract for telecommunication services with the owner of the bond. Access to a telephone network under bonds of the specified series is given only to physical persons. Additional payment for granting access to a telephone network it is not required.***
Granting of access to a telephone network is made to the owner of the bond duly registered in his residence or owner of premises at the address, specified in the application for purchase of the bond.
Granting of access to a telephone network to the owner of the bond acquired in a secondary market, is carried out at technical availability .
For repayment of the bond, the owner of the bond submits an application, shows the notice of a telephone exchange on technical availability of access to a telephone network. The conclusion of the contract fore telecommunication services is made within 30 days from the date of submission of the application.
At absence of technical availability of access to a telephone network or at refusal of the owner of the bond to receive access to a telephone network under the application of the owner of the bond, repayment is carried out by payment of a sum of money in the size of face value of the bond.
Preschedule repayment is not provided

Coverage of bonds of the issue:
Coverage is not provided.

Income from bonds of the issue paid in the accounting quarter:
Money resources: ***Rub.***
Other property equivalent: ***Rub.***
Other property rights and (or) other income: ***Rub.***

Additional essential information on securities of the issue:
The report on results of issue of securities is directed for registration to Federal Commission of Securities of Russia by the financial adviser of the issuer, CJSC "Gamma Group". (reg. № 40058 of 30.12.2002)

Issue serial number: ***10***
Series: 10
Type: ***interest rate***
Security form: ***nominal paperless***
Face value of one valuable paper of the issue: ***2500 Rub.***

Amount of securities of issue: ***488***
Total amount of issue: ***1220000***

Information on the state registration of issue:
Registration date: ***25.10.2002***
Regitration number: ***4-10-00137-3***
The state registration body: ***Federal Commission of Securities of Russia***

Way of placement: ***converting by reorganization***
Period of placement: ***30.11.2002 - 30.11.2002***

The current status of issue: ***placement is completed***
Amount of actually placed securities according to the registered report on results of issue:
Information on the state registration of the report on results of issue:
Registration date:
The state registration body:
Restrictions in circulation of securities of the issue (if available):
Market information on securities of the issue:
Circulation time of bonds of issue: -

Income from bonds of issue:
In percentage of face value: ***Intrest under the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of placement of bonds the issuer prior to date of submission of the application for repayment of the bond at a rate of 1 % annually from the face value of the bond.***
Other property equivalent on one bond (Rub.).: ***it is not stipulated***
Other income and rights from bonds of issue: the Owner of the bond has the right:
Of extraordinary access to a telephone network or of reception of a sum of money in size of the face value of the bond;
of interest payment;

Reception of face value of the bond from the issuer at liquidation of the Society. Payment to owners of bonds is made by the liquidating commission in the sequence established by article 64 of the Civil Code of the Russian Federation according to intermediate liquidating balance.

The period of repayment: *06.11.2001 - 06.11.2003*

Conditions and procedure of repayment: Repayment of the bond is carried out at technical availability in form of a property equivalent, namely: ***Extraordinary access to a telephone network upon conclusion of a contract for telecommunication services with the owner of the bond. Access to a telephone network under bonds of the specified series is given only to physical persons. Additional payment for granting access to a telephone network it is not required.***

Granting of access to a telephone network is made to the owner of the bond duly registered in his residence or owner of premises at the address, specified in the application for purchase of the bond.

Granting of access to a telephone network to the owner of the bond acquired in a secondary market, is carried out at technical availability .

For repayment of the bond, the owner of the bond submits an application, shows the notice of a telephone exchange on technical availability of access to a telephone network. The conclusion of the contract fore telecommunication services is made within 30 days from the date of submission of the application.

At absence of technical availability of access to a telephone network or at refusal of the owner of the bond to receive access to a telephone network under the application of the owner of the bond, repayment is carried out by payment of a sum of money in the size of face value of the bond.

Preschedule repayment is not provided

Coverage of bonds of the issue:

Coverage is not provided.

Income from bonds of the issue paid in the accounting quarter:

Money resources: ***Rub.***

Other property equivalent: ***Rub.***

Other property rights and (or) other income: ***Rub.***

Additional essential information on securities of the issue:

The report on results of issue of securities is directed for registration to Federal Commission of Securities of Russia by the financial adviser of the issuer, CJSC "Gamma Group". (reg. № 40058 of 30.12.2002)

Issue serial number: ***11***

Series: 11

Type: ***interest rate***

Security form: ***nominal paperless***

Face value of one valuable paper of the issue: ***2500 Rub.***

Amount of securities of issue: ***280***

Total amount of issue: ***700000***

Information on the state registration of issue:

Registration date: ***25.10.2002***

Regitration number: ***4-11-00137-3***

The state registration body: ***Federal Commission of Securities of Russia***

Way of placement: ***converting by reorganization***

Period of placement: ***30.11.2002 - 30.11.2002***

The current status of issue: ***placement is completed***

Amount of actually placed securities according to the registered report on results of issue:
Information on the state registration of the report on results of issue:
Registration date:
The state registration body:
Restrictions in circulation of securities of the issue (if available):
Market information on securities of the issue:
Circulation time of bonds of issue: -

Income from bonds of issue:

In percentage of face value: ***Intrest under the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of placement of bonds the issuer prior to date of submission of the application for repayment of the bond at a rate of 1 % annually from the face value of the bond.***

Other property equivalent on one bond (Rub.).: *it is not stipulated*

Other income and rights from bonds of issue: the Owner of the bond has the right:

Of extraordinary access to a telephone network or of reception of a sum of money in size of the face value of the bond;

of interest payment;

Reception of face value of the bond from the issuer at liquidation of the Society. Payment to owners of bonds is made by the liquidating commission in the sequence established by article 64 of the Civil Code of the Russian Federation according to intermediate liquidating balance.

The period of repayment: *06.11.2001 - 06.11.2003*

Conditions and procedure of repayment: Repayment of the bond is carried out at technical availability in form of a property equivalent, namely: ***Extraordinary access to a telephone network upon conclusion of a contract for telecommunication services with the owner of the bond. Access to a telephone network under bonds of the specified series is given only to physical persons. Additional payment for granting access to a telephone network it is not required.***

Granting of access to a telephone network is made to the owner of the bond duly registered in his residence or owner of premises at the address, specified in the application for purchase of the bond.

Granting of access to a telephone network to the owner of the bond acquired in a secondary market, is carried out at technical availability .

For repayment of the bond, the owner of the bond submits an application, shows the notice of a telephone exchange on technical availability of access to a telephone network. The conclusion of the contract fore telecommunication services is made within 30 days from the date of submission of the application.

At absence of technical availability of access to a telephone network or at refusal of the owner of the bond to receive access to a telephone network under the application of the owner of the bond, repayment is carried out by payment of a sum of money in the size of face value of the bond.

Preschedule repayment is not provided

Coverage of bonds of the issue:

Coverage is not provided.

Income from bonds of the issue paid in the accounting quarter:

Money resources: ***Rub.***

Other property equivalent: ***Rub.***

Other property rights and (or) other income: ***Rub.***

Additional essential information on securities of the issue:

The report on results of issue of securities is directed for registration to Federal Commission of Securities of Russia by the financial adviser of the issuer, CJSC "Gamma Group". (reg. № 40058 of 30.12.2002)

Issue serial number: *12*
Series: 12
Type: *interest rate*
Security form: *nominal paperless*
Face value of one valuable paper of the issue: ***2500 Rub.***

Amount of securities of issue: *334*
Total amount of issue: *835000*

Information on the state registration of issue:
Registration date: *25.10.2002*
Regitration number: ***4-12-00137-3***
The state registration body: ***Federal Commission of Securities of Russia***

Way of placement: ***converting by reorganization***
Period of placement: *30.11.2002 - 30.11.2002*

The current status of issue: ***placement is completed***
Amount of actually placed securities according to the registered report on results of issue:
Information on the state registration of the report on results of issue:
Registration date:
The state registration body:
Restrictions in circulation of securities of the issue (if available):
Market information on securities of the issue:
Circulation time of bonds of issue: -

Income from bonds of issue:
In percentage of face value: ***Intrest under the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of placement of bonds the issuer prior to date of submission of the application for repayment of the bond at a rate of 1 % annually from the face value of the bond.***
Other property equivalent on one bond (Rub.).: ***it is not stipulated***
Other income and rights from bonds of issue: the Owner of the bond has the right:
Of extraordinary access to a telephone network or of reception of a sum of money in size of the face value of the bond;
of interest payment;
Reception of face value of the bond from the issuer at liquidation of the Society. Payment to owners of bonds is made by the liquidating commission in the sequence established by article 64 of the Civil Code of the Russian Federation according to intermediate liquidating balance.
The period of repayment: ***c 06.11.2001 till 06.11.2003***
Conditions and procedure of repayment: Repayment of the bond is carried out at technical availability in form of a property equivalent, namely: ***Extraordinary access to a telephone network upon conclusion of a contract for telecommunication services with the owner of the bond. Access to a telephone network under bonds of the specified series is given only to physical persons. Additional payment for granting access to a telephone network it is not required.***
Granting of access to a telephone network is made to the owner of the bond duly registered in his residence or owner of premises at the address, specified in the application for purchase of the bond.
Granting of access to a telephone network to the owner of the bond acquired in a secondary market, is carried out at technical availability .
For repayment of the bond, the owner of the bond submits an application, shows the notice of a telephone exchange on technical availability of access to a telephone network. The conclusion of the

contract fore telecommunication services is made within 30 days from the date of submission of the application.
At absence of technical availability of access to a telephone network or at refusal of the owner of the bond to receive access to a telephone network under the application of the owner of the bond, repayment is carried out by payment of a sum of money in the size of face value of the bond.
Preschedule repayment is not provided
Coverage of bonds of the issue:
Coverage is not provided.

Income from bonds of the issue paid in the accounting quarter:
Money resources: ***Rub.***
Other property equivalent: ***Rub.***
Other property rights and (or) other income: ***Rub.***

Additional essential information on securities of the issue:
The report on results of issue of securities is directed for registration to Federal Commission of Securities of Russia by the financial adviser of the issuer, CJSC "Gamma Group". (reg. № 40058 of 30.12.2002)

Issue serial number: ***13***
Series: 13
Type: ***interest rate***
Security form: ***nominal paperless***
Face value of one valuable paper of the issue: ***2500 Rub.***

Amount of securities of issue: ***500***
Total amount of issue: ***1250000***

Information on the state registration of issue:
Registration date: ***25.10.2002***
Regitration number: ***4-13-00137-3***
The state registration body: ***Federal Commission of Securities of Russia***

Way of placement: ***converting by reorganization***
Period of placement: ***30.11.2002 - 30.11.2002***

The current status of issue: ***placement is completed***
Amount of actually placed securities according to the registered report on results of issue:

Information on the state registration of the report on results of issue:
Registration date:
The state registration body:
Restrictions in circulation of securities of the issue (if available):
Market information on securities of the issue:
Circulation time of bonds of issue: -

Income from bonds of issue:
In percentage of face value: ***Intrest under the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of placement of bonds the issuer prior to date of submission of the application for repayment of the bond at a rate of 1 % annually from the face value of the bond.***

Other property equivalent on one bond (Rub.).: *it is not stipulated*

Other income and rights from bonds of issue: the Owner of the bond has the right:

Of extraordinary access to a telephone network or of reception of a sum of money in size of the face value of the bond;

of interest payment;

Reception of face value of the bond from the issuer at liquidation of the Society. Payment to owners of bonds is made by the liquidating commission in the sequence established by article 64 of the Civil Code of the Russian Federation according to intermediate liquidating balance.

The period of repayment: *06.11.2001 - 06.11.2003*

Conditions and procedure of repayment: Repayment of the bond is carried out at technical availability in form of a property equivalent, namely: ***Extraordinary access to a telephone network upon conclusion of a contract for telecommunication services with the owner of the bond. Access to a telephone network under bonds of the specified series is given only to physical persons. Additional payment for granting access to a telephone network it is not required.***

Granting of access to a telephone network is made to the owner of the bond duly registered in his residence or owner of premises at the address, specified in the application for purchase of the bond.

Granting of access to a telephone network to the owner of the bond acquired in a secondary market, is carried out at technical availability .

For repayment of the bond, the owner of the bond submits an application, shows the notice of a telephone exchange on technical availability of access to a telephone network. The conclusion of the contract fore telecommunication services is made within 30 days from the date of submission of the application.

At absence of technical availability of access to a telephone network or at refusal of the owner of the bond to receive access to a telephone network under the application of the owner of the bond, repayment is carried out by payment of a sum of money in the size of face value of the bond.

Preschedule repayment is not provided

Coverage of bonds of the issue:

Coverage is not provided.

Income from bonds of the issue paid in the accounting quarter:

Money resources: ***Rub.***

Other property equivalent: ***Rub.***

Other property rights and (or) other income: ***Rub.***

Additional essential information on securities of the issue:

The report on results of issue of securities is directed for registration to Federal Commission of Securities of Russia by the financial adviser of the issuer, CJSC "Gamma Group". (reg. № 40058 of 30.12.2002)

Issue serial number: ***14***

Series: 14

Type: ***interest rate***

Security form: ***nominal paperless***

Face value of one valuable paper of the issue: ***2500 Rub.***

Amount of securities of issue: ***500***

Total amount of issue: ***1250000***

Information on the state registration of issue:

Registration date: ***25.10.2002***

Regitration number: ***4-14-00137-3***

The state registration body: ***Federal Commission of Securities of Russia***

Way of placement: *converting by reorganization*
Period of placement: *30.11.2002 - 30.11.2002*

The current status of issue: *placement is completed*
Amount of actually placed securities according to the registered report on results of issue:
Information on the state registration of the report on results of issue:
Registration date:
The state registration body:
Restrictions in circulation of securities of the issue (if available):
Market information on securities of the issue:
Circulation time of bonds of issue: -

Income from bonds of issue:
In percentage of face value: ***Intrest under the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of placement of bonds the issuer prior to date of submission of the application for repayment of the bond at a rate of 1 % annually from the face value of the bond.***
Other property equivalent on one bond (Rub.).: ***it is not stipulated***
Other income and rights from bonds of issue: the Owner of the bond has the right:
Of extraordinary access to a telephone network or of reception of a sum of money in size of the face value of the bond;
of interest payment;
Reception of face value of the bond from the issuer at liquidation of the Society. Payment to owners of bonds is made by the liquidating commission in the sequence established by article 64 of the Civil Code of the Russian Federation according to intermediate liquidating balance.
The period of repayment: ***06.11.2001 - 06.11.2003***
Conditions and procedure of repayment: Repayment of the bond is carried out at technical availability in form of a property equivalent, namely: ***Extraordinary access to a telephone network upon conclusion of a contract for telecommunication services with the owner of the bond. Access to a telephone network under bonds of the specified series is given only to physical persons. Additional payment for granting access to a telephone network it is not required.***
Granting of access to a telephone network is made to the owner of the bond duly registered in his residence or owner of premises at the address, specified in the application for purchase of the bond.
Granting of access to a telephone network to the owner of the bond acquired in a secondary market, is carried out at technical availability .
For repayment of the bond, the owner of the bond submits an application, shows the notice of a telephone exchange on technical availability of access to a telephone network. The conclusion of the contract fore telecommunication services is made within 30 days from the date of submission of the application.
At absence of technical availability of access to a telephone network or at refusal of the owner of the bond to receive access to a telephone network under the application of the owner of the bond, repayment is carried out by payment of a sum of money in the size of face value of the bond.
Preschedule repayment is not provided
Coverage of bonds of the issue:
Coverage is not provided.

Income from bonds of the issue paid in the accounting quarter:
Money resources: ***Rub.***
Other property equivalent: ***Rub.***
Other property rights and (or) other income: ***Rub.***

Additional essential information on securities of the issue:
The report on results of issue of securities is directed for registration to Federal Commission of Securities of Russia by the financial adviser of the issuer, CJSC "Gamma Group". (reg. № 40058 of 30.12.2002)

Issue serial number: ***15***
Series: 15
Type: ***interest rate***
Security form: ***nominal paperless***
Face value of one valuable paper of the issue: ***2500 Rub.***

Amount of securities of issue: ***500***
Total amount of issue: ***1250000***

Information on the state registration of issue:
Registration date: ***25.10.2002***
Regitration number: ***4-15-00137-3***
The state registration body: ***Federal Commission of Securities of Russia***

Way of placement: ***converting by reorganization***
Period of placement: ***30.11.2002 - 30.11.2002***

The current status of issue: ***placement is completed***
Amount of actually placed securities according to the registered report on results of issue:
Information on the state registration of the report on results of issue:
Registration date:
The state registration body:
Restrictions in circulation of securities of the issue (if available):
Market information on securities of the issue:
Circulation time of bonds of issue: -

Income from bonds of issue:
In percentage of face value: ***Intrest under the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of placement of bonds the issuer prior to date of submission of the application for repayment of the bond at a rate of 1 % annually from the face value of the bond.***
Other property equivalent on one bond (Rub.).: ***it is not stipulated***
Other income and rights from bonds of issue: the Owner of the bond has the right:
Of extraordinary access to a telephone network or of reception of a sum of money in size of the face value of the bond;
of interest payment;
Reception of face value of the bond from the issuer at liquidation of the Society. Payment to owners of bonds is made by the liquidating commission in the sequence established by article 64 of the Civil Code of the Russian Federation according to intermediate liquidating balance.
The period of repayment: ***c 04.09.2001 till 04.09.2003***
Conditions and procedure of repayment: Repayment of the bond is carried out at technical availability in form of a property equivalent, namely: ***Extraordinary access to a telephone network upon conclusion of a contract for telecommunication services with the owner of the bond. Access to a telephone network under bonds of the specified series is given only to physical persons. Additional payment for granting access to a telephone network it is not required.***
Granting of access to a telephone network is made to the owner of the bond duly registered in his residence or owner of premises at the address, specified in the application for purchase of the bond.

Granting of access to a telephone network to the owner of the bond acquired in a secondary market, is carried out at technical availability .

For repayment of the bond, the owner of the bond submits an application, shows the notice of a telephone exchange on technical availability of access to a telephone network. The conclusion of the contract fore telecommunication services is made within 30 days from the date of submission of the application.

At absence of technical availability of access to a telephone network or at refusal of the owner of the bond to receive access to a telephone network under the application of the owner of the bond, repayment is carried out by payment of a sum of money in the size of face value of the bond.

Preschedule repayment is not provided

Coverage of bonds of the issue:

Coverage is not provided.

Income from bonds of the issue paid in the accounting quarter:

Money resources: ***Rub.***

Other property equivalent: ***Rub.***

Other property rights and (or) other income: ***Rub.***

Additional essential information on securities of the issue:

The report on results of issue of securities is directed for registration to Federal Commission of Securities of Russia by the financial adviser of the issuer, CJSC "Gamma Group". (reg. № 40058 of 30.12.2002)

Issue serial number: ***16***

Series: 16

Type: ***interest rate***

Security form: ***nominal paperless***

Face value of one valuable paper of the issue: ***2500 Rub.***

Amount of securities of issue: ***250***

Total amount of issue: ***625000***

Information on the state registration of issue:

Registration date: ***25.10.2002***

Regitration number: ***4-16-00137-3***

The state registration body: ***Federal Commission of Securities of Russia***

Way of placement: ***converting by reorganization***

Period of placement: ***30.11.2002 - 30.11.2002***

The current status of issue: ***placement is completed***

Amount of actually placed securities according to the registered report on results of issue:

Information on the state registration of the report on results of issue:

Registration date:

The state registration body:

Restrictions in circulation of securities of the issue (if available):

Market information on securities of the issue:

Circulation time of bonds of issue: -

Income from bonds of issue:

In percentage of face value: ***Intrest under the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of placement of bonds the issuer prior to date of submission of the application for repayment of the bond at a rate of 1 % annually from the face value of the bond.***

Other property equivalent on one bond (Rub.).: *it is not stipulated*

Other income and rights from bonds of issue: the Owner of the bond has the right:

Of extraordinary access to a telephone network or of reception of a sum of money in size of the face value of the bond;

of interest payment;

Reception of face value of the bond from the issuer at liquidation of the Society. Payment to owners of bonds is made by the liquidating commission in the sequence established by article 64 of the Civil Code of the Russian Federation according to intermediate liquidating balance.

The period of repayment: *04.09.2001 - 04.09.2003*

Conditions and procedure of repayment: Repayment of the bond is carried out at technical availability in form of a property equivalent, namely: ***Extraordinary access to a telephone network upon conclusion of a contract for telecommunication services with the owner of the bond. Access to a telephone network under bonds of the specified series is given only to physical persons. Additional payment for granting access to a telephone network it is not required.***

Granting of access to a telephone network is made to the owner of the bond duly registered in his residence or owner of premises at the address, specified in the application for purchase of the bond.

Granting of access to a telephone network to the owner of the bond acquired in a secondary market, is carried out at technical availability .

For repayment of the bond, the owner of the bond submits an application, shows the notice of a telephone exchange on technical availability of access to a telephone network. The conclusion of the contract fore telecommunication services is made within 30 days from the date of submission of the application.

At absence of technical availability of access to a telephone network or at refusal of the owner of the bond to receive access to a telephone network under the application of the owner of the bond, repayment is carried out by payment of a sum of money in the size of face value of the bond.

Preschedule repayment is not provided

Coverage of bonds of the issue:

Coverage is not provided.

Income from bonds of the issue paid in the accounting quarter:

Money resources: ***Rub.***

Other property equivalent: ***Rub.***

Other property rights and (or) other income: ***Rub.***

Additional essential information on securities of the issue:

The report on results of issue of securities is directed for registration to Federal Commission of Securities of Russia by the financial adviser of the issuer, CJSC "Gamma Group". (reg. № 40058 of 30.12.2002)

Issue serial number: ***17***

Series: 17

Type: ***interest rate***

Security form: ***nominal paperless***

Face value of one valuable paper of the issue: ***5000 Rub.***

Amount of securities of issue: ***40***

Total amount of issue: ***200000***

Information on the state registration of issue:
Registration date: *25.10.2002*
Regitration number: *4-17-00137-3*
The state registration body: *Federal Commission of Securities of Russia*

Way of placement: *converting by reorganization*
Period of placement: *30.11.2002 - 30.11.2002*

The current status of issue: *placement is completed*
Amount of actually placed securities according to the registered report on results of issue:
Information on the state registration of the report on results of issue:
Registration date:
The state registration body:
Restrictions in circulation of securities of the issue (if available):
Market information on securities of the issue:
Circulation time of bonds of issue: -

Income from bonds of issue:
In percentage of face value: ***Intrest under the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of placement of bonds the issuer prior to date of submission of the application for repayment of the bond at a rate of 1 % annually from the face value of the bond.***
Other property equivalent on one bond (Rub.).: *it is not stipulated*
Other income and rights from bonds of issue: the Owner of the bond has the right:
Of extraordinary access to a telephone network or of reception of a sum of money in size of the face value of the bond;
of interest payment;
Reception of face value of the bond from the issuer at liquidation of the Society. Payment to owners of bonds is made by the liquidating commission in the sequence established by article 64 of the Civil Code of the Russian Federation according to intermediate liquidating balance.
The period of repayment: *19.07.2001 - 19.07.2003*
Conditions and procedure of repayment: Repayment of the bond is carried out at technical availability in form of a property equivalent, namely: ***Extraordinary access to a telephone network upon conclusion of a contract for telecommunication services with the owner of the bond. Access to a telephone network under bonds of the specified series is given only to physical persons. Additional payment for granting access to a telephone network it is not required.***
Granting of access to a telephone network is made to the owner of the bond duly registered in his residence or owner of premises at the address, specified in the application for purchase of the bond.
Granting of access to a telephone network to the owner of the bond acquired in a secondary market, is carried out at technical availability .
For repayment of the bond, the owner of the bond submits an application, shows the notice of a telephone exchange on technical availability of access to a telephone network. The conclusion of the contract fore telecommunication services is made within 30 days from the date of submission of the application.
At absence of technical availability of access to a telephone network or at refusal of the owner of the bond to receive access to a telephone network under the application of the owner of the bond, repayment is carried out by payment of a sum of money in the size of face value of the bond.
Preschedule repayment is not provided
Coverage of bonds of the issue:
Coverage is not provided.

Income from bonds of the issue paid in the accounting quarter:

Money resources: ***Rub.***
Other property equivalent: ***Rub.***
Other property rights and (or) other income: ***Rub.***

Additional essential information on securities of the issue:
The report on results of issue of securities is directed for registration to Federal Commission of Securities of Russia by the financial adviser of the issuer, CJSC "Gamma Group". (reg. № 40058 of 30.12.2002)

Issue serial number: ***18***
Series: 18
Type: ***interest rate***
Security form: ***nominal paperless***
Face value of one valuable paper of the issue: ***6000 Rub.***

Amount of securities of issue: ***182***
Total amount of issue: ***1092000***

Information on the state registration of issue:
Registration date: ***25.10.2002***
Regitration number: ***4-18-00137-3***
The state registration body: ***Federal Commission of Securities of Russia***

Way of placement: ***converting by reorganization***
Period of placement: ***30.11.2002 - 30.11.2002***

The current status of issue: ***placement is completed***
Amount of actually placed securities according to the registered report on results of issue:
Information on the state registration of the report on results of issue:
Registration date:
The state registration body:
Restrictions in circulation of securities of the issue (if available):
Market information on securities of the issue:
Circulation time of bonds of issue: **-**

Income from bonds of issue:
In percentage of face value: ***Intrest under the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of placement of bonds the issuer prior to date of submission of the application for repayment of the bond at a rate of 1 % annually from the face value of the bond.***
Other property equivalent on one bond (Rub.).: ***it is not stipulated***
Other income and rights from bonds of issue: the Owner of the bond has the right:
Of extraordinary access to a telephone network or of reception of a sum of money in size of the face value of the bond;
of interest payment;
Reception of face value of the bond from the issuer at liquidation of the Society. Payment to owners of bonds is made by the liquidating commission in the sequence established by article 64 of the Civil Code of the Russian Federation according to intermediate liquidating balance.
The period of repayment: ***As the start date of repayment according to conditions of issue of the bonds convertible into the specified series of bonds, is the registration date of the report on results of issue,***

and the issue has not been completely placed, so registration of the results report was not made, the start date of repayment is the date of registration of the specified prospectus of issue. Till 15.04.2004

Conditions and procedure of repayment: Repayment of the bond is carried out at technical availability in form of a property equivalent, namely: ***Extraordinary access to a telephone network upon conclusion of a contract for telecommunication services with the owner of the bond. Access to a telephone network under bonds of the specified series is given only to physical persons. Additional payment for granting access to a telephone network it is not required.***

Granting of access to a telephone network is made to the owner of the bond duly registered in his residence or owner of premises at the address, specified in the application for purchase of the bond.

Granting of access to a telephone network to the owner of the bond acquired in a secondary market, is carried out at technical availability .

For repayment of the bond, the owner of the bond submits an application, shows the notice of a telephone exchange on technical availability of access to a telephone network. The conclusion of the contract fore telecommunication services is made within 30 days from the date of submission of the application.

At absence of technical availability of access to a telephone network or at refusal of the owner of the bond to receive access to a telephone network under the application of the owner of the bond, repayment is carried out by payment of a sum of money in the size of face value of the bond.

Preschedule repayment is not provided

Coverage of bonds of the issue:

Coverage is not provided.

Income from bonds of the issue paid in the accounting quarter:

Money resources: ***Rub.***

Other property equivalent: ***Rub.***

Other property rights and (or) other income: ***Rub.***

Additional essential information on securities of the issue:

The report on results of issue of securities is directed for registration to Federal Commission of Securities of Russia by the financial adviser of the issuer, CJSC "Gamma Group". (reg. № 40058 of 30.12.2002)

Issue serial number: ***19***

Series: 19

Type: ***interest rate***

Security form: ***nominal paperless***

Face value of one valuable paper of the issue: ***6000 Rub.***

Amount of securities of issue: ***70***

Total amount of issue: ***420000***

Information on the state registration of issue:

Registration date: ***25.10.2002***

Regitration number: ***4-19-00137-3***

The state registration body: ***Federal Commission of Securities of Russia***

Way of placement: ***converting by reorganization***

Period of placement: ***30.11.2002 - 30.11.2002***

The current status of issue: ***placement is completed***

Amount of actually placed securities according to the registered report on results of issue:

Information on the state registration of the report on results of issue:
Registration date:
The state registration body:
Restrictions in circulation of securities of the issue (if available):
Market information on securities of the issue:

Circulation time of bonds of issue: -

Income from bonds of issue:

In percentage of face value: ***Intrest under the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of placement of bonds the issuer prior to date of submission of the application for repayment of the bond at a rate of 1 % annually from the face value of the bond.***

Other property equivalent on one bond (Rub.).: *it is not stipulated*

Other income and rights from bonds of issue: the Owner of the bond has the right:

Of extraordinary access to a telephone network or of reception of a sum of money in size of the face value of the bond;

of interest payment;

Reception of face value of the bond from the issuer at liquidation of the Society. Payment to owners of bonds is made by the liquidating commission in the sequence established by article 64 of the Civil Code of the Russian Federation according to intermediate liquidating balance.

The period of repayment: ***As the start date of repayment according to conditions of issue of the bonds convertible into the specified series of bonds, is the registration date of the report on results of issue, and the issue has not been completely placed, so registration of the results report was not made, the start date of repayment is the date of registration of the specified prospectus of issue. Till 15.04.2004***

Conditions and procedure of repayment: Repayment of the bond is carried out at technical availability in form of a property equivalent, namely: ***Extraordinary access to a telephone network upon conclusion of a contract for telecommunication services with the owner of the bond. Access to a telephone network under bonds of the specified series is given only to physical persons. Additional payment for granting access to a telephone network it is not required.***

Granting of access to a telephone network is made to the owner of the bond duly registered in his residence or owner of premises at the address, specified in the application for purchase of the bond.

Granting of access to a telephone network to the owner of the bond acquired in a secondary market, is carried out at technical availability .

For repayment of the bond, the owner of the bond submits an application, shows the notice of a telephone exchange on technical availability of access to a telephone network. The conclusion of the contract fore telecommunication services is made within 30 days from the date of submission of the application.

At absence of technical availability of access to a telephone network or at refusal of the owner of the bond to receive access to a telephone network under the application of the owner of the bond, repayment is carried out by payment of a sum of money in the size of face value of the bond.

Preschedule repayment is not provided

Coverage of bonds of the issue:

Coverage is not provided.

Income from bonds of the issue paid in the accounting quarter:

Money resources: ***Rub.***

Other property equivalent: ***Rub.***

Other property rights and (or) other income: ***Rub.***

Additional essential information on securities of the issue:

The report on results of issue of securities is directed for registration to Federal Commission of Securities of Russia by the financial adviser of the issuer, CJSC "Gamma Group". (reg. № 40058 of 30.12.2002)

Issue serial number: *20*
Series: 20
Type: ***interest rate***
Security form: ***nominal paperless***
Face value of one valuable paper of the issue: ***6000 Rub.***

Amount of securities of issue: ***405***
Total amount of issue: ***2430000***

Information on the state registration of issue:
Registration date: ***25.10.2002***
Regitration number: ***4-20-00137-3***
The state registration body: ***Federal Commission of Securities of Russia***

Way of placement: ***converting by reorganization***
Period of placement: ***30.11.2002 - 30.11.2002***

The current status of issue: ***placement is completed***
Amount of actually placed securities according to the registered report on results of issue:
Information on the state registration of the report on results of issue:
Registration date:
The state registration body:
Restrictions in circulation of securities of the issue (if available):
Market information on securities of the issue:
Circulation time of bonds of issue: -

Income from bonds of issue:
In percentage of face value: ***Intrest under the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of placement of bonds the issuer prior to date of submission of the application for repayment of the bond at a rate of 1 % annually from the face value of the bond.***
Other property equivalent on one bond (Rub.).: *it is not stipulated*
Other income and rights from bonds of issue: the Owner of the bond has the right:
Of extraordinary access to a telephone network or of reception of a sum of money in size of the face value of the bond;
of interest payment;
Reception of face value of the bond from the issuer at liquidation of the Society. Payment to owners of bonds is made by the liquidating commission in the sequence established by article 64 of the Civil Code of the Russian Federation according to intermediate liquidating balance.
The period of repayment: ***As the start date of repayment according to conditions of issue of the bonds convertible into the specified series of bonds, is the registration date of the report on results of issue, and the issue has not been completely placed, so registration of the results report was not made, the start date of repayment is the date of registration of the specified prospectus of issue. Till 15.04.2004***
Conditions and procedure of repayment: Repayment of the bond is carried out at technical availability in form of a property equivalent, namely: ***Extraordinary access to a telephone network upon conclusion of a contract for telecommunication services with the owner of the bond. Access to a telephone network under bonds of the specified series is given only to physical persons. Additional payment for granting access to a telephone network it is not required.***

Granting of access to a telephone network is made to the owner of the bond duly registered in his residence or owner of premises at the address, specified in the application for purchase of the bond.

Granting of access to a telephone network to the owner of the bond acquired in a secondary market, is carried out at technical availability .

For repayment of the bond, the owner of the bond submits an application, shows the notice of a telephone exchange on technical availability of access to a telephone network. The conclusion of the contract fore telecommunication services is made within 30 days from the date of submission of the application.

At absence of technical availability of access to a telephone network or at refusal of the owner of the bond to receive access to a telephone network under the application of the owner of the bond, repayment is carried out by payment of a sum of money in the size of face value of the bond.

Preschedule repayment is not provided

Coverage of bonds of the issue:

Coverage is not provided.

Income from bonds of the issue paid in the accounting quarter:

Money resources: ***Rub.***

Other property equivalent: ***Rub.***

Other property rights and (or) other income: ***Rub.***

Additional essential information on securities of the issue:

The report on results of issue of securities is directed for registration to Federal Commission of Securities of Russia by the financial adviser of the issuer, CJSC "Gamma Group". (reg. № 40058 of 30.12.2002)

Issue serial number: ***21***

Series: 21

Type: ***interest rate***

Security form: ***nominal paperless***

Face value of one valuable paper of the issue: ***6000 Rub.***

Amount of securities of issue: *288*

Total amount of issue: ***1728000***

Information on the state registration of issue:

Registration date: ***25.10.2002***

Regitration number: ***4-21-00137-3***

The state registration body: ***Federal Commission of Securities of Russia***

Way of placement: ***converting by reorganization***

Period of placement: ***30.11.2002 - 30.11.2002***

The current status of issue: ***placement is completed***

Amount of actually placed securities according to the registered report on results of issue:

Information on the state registration of the report on results of issue:

Registration date:

The state registration body:

Restrictions in circulation of securities of the issue (if available):

Market information on securities of the issue:

Circulation time of bonds of issue: **-**

Income from bonds of issue:

In percentage of face value: ***Intrest under the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of placement of bonds the issuer prior to date of submission of the application for repayment of the bond at a rate of 1 % annually from the face value of the bond.***

Other property equivalent on one bond (Rub.).: *it is not stipulated*

Other income and rights from bonds of issue: the Owner of the bond has the right:

Of extraordinary access to a telephone network or of reception of a sum of money in size of the face value of the bond;

of interest payment;

Reception of face value of the bond from the issuer at liquidation of the Society. Payment to owners of bonds is made by the liquidating commission in the sequence established by article 64 of the Civil Code of the Russian Federation according to intermediate liquidating balance.

The period of repayment: ***As the start date of repayment according to conditions of issue of the bonds convertible into the specified series of bonds, is the registration date of the report on results of issue, and the issue has not been completely placed, so registration of the results report was not made, the start date of repayment is the date of registration of the specified prospectus of issue. Till 15.04.2004***

Conditions and procedure of repayment: Repayment of the bond is carried out at technical availability in form of a property equivalent, namely: ***Extraordinary access to a telephone network upon conclusion of a contract for telecommunication services with the owner of the bond. Access to a telephone network under bonds of the specified series is given only to physical persons. Additional payment for granting access to a telephone network it is not required.***

Granting of access to a telephone network is made to the owner of the bond duly registered in his residence or owner of premises at the address, specified in the application for purchase of the bond.

Granting of access to a telephone network to the owner of the bond acquired in a secondary market, is carried out at technical availability .

For repayment of the bond, the owner of the bond submits an application, shows the notice of a telephone exchange on technical availability of access to a telephone network. The conclusion of the contract fore telecommunication services is made within 30 days from the date of submission of the application.

At absence of technical availability of access to a telephone network or at refusal of the owner of the bond to receive access to a telephone network under the application of the owner of the bond, repayment is carried out by payment of a sum of money in the size of face value of the bond.

Preschedule repayment is not provided

Coverage of bonds of the issue:

Coverage is not provided.

Income from bonds of the issue paid in the accounting quarter:

Money resources: ***Rub.***

Other property equivalent: ***Rub.***

Other property rights and (or) other income: ***Rub.***

Additional essential information on securities of the issue:

The report on results of issue of securities is directed for registration to Federal Commission of Securities of Russia by the financial adviser of the issuer, CJSC "Gamma Group". (reg. № 40058 of 30.12.2002)

Issue serial number: *22*

Series: 22

Type: ***interest rate***

Security form: ***nominal paperless***

Face value of one valuable paper of the issue: ***6000 Rub.***

Amount of securities of issue: *417*
Total amount of issue: *2502000*

Information on the state registration of issue:
Registration date: *25.10.2002*
Regitration number: *22*
The state registration body: ***Federal Commission of Securities of Russia***

Way of placement: ***converting by reorganization***
Period of placement: ***30.11.2002 - 30.11.2002***

The current status of issue: ***placement is completed***
Amount of actually placed securities according to the registered report on results of issue:
Information on the state registration of the report on results of issue:
Registration date:
The state registration body:
Restrictions in circulation of securities of the issue (if available):
Market information on securities of the issue:
Circulation time of bonds of issue: -

Income from bonds of issue:
In percentage of face value: ***Intrest under the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of placement of bonds the issuer prior to date of submission of the application for repayment of the bond at a rate of 1 % annually from the face value of the bond.***
Other property equivalent on one bond (Rub.).: ***it is not stipulated***
Other income and rights from bonds of issue: the Owner of the bond has the right:
Of extraordinary access to a telephone network or of reception of a sum of money in size of the face value of the bond;
of interest payment;
Reception of face value of the bond from the issuer at liquidation of the Society. Payment to owners of bonds is made by the liquidating commission in the sequence established by article 64 of the Civil Code of the Russian Federation according to intermediate liquidating balance.
The period of repayment: ***As the start date of repayment according to conditions of issue of the bonds convertible into the specified series of bonds, is the registration date of the report on results of issue, and the issue has not been completely placed, so registration of the results report was not made, the start date of repayment is the date of registration of the specified prospectus of issue. Till 15.04.2002***
Conditions and procedure of repayment: Repayment of the bond is carried out at technical availability in form of a property equivalent, namely: ***Extraordinary access to a telephone network upon conclusion of a contract for telecommunication services with the owner of the bond. Access to a telephone network under bonds of the specified series is given only to physical persons. Additional payment for granting access to a telephone network it is not required.***
Granting of access to a telephone network is made to the owner of the bond duly registered in his residence or owner of premises at the address, specified in the application for purchase of the bond.
Granting of access to a telephone network to the owner of the bond acquired in a secondary market, is carried out at technical availability .
For repayment of the bond, the owner of the bond submits an application, shows the notice of a telephone exchange on technical availability of access to a telephone network. The conclusion of the contract fore telecommunication services is made within 30 days from the date of submission of the application.

At absence of technical availability of access to a telephone network or at refusal of the owner of the bond to receive access to a telephone network under the application of the owner of the bond, repayment is carried out by payment of a sum of money in the size of face value of the bond.

Preschedule repayment is not provided

Coverage of bonds of the issue:

Coverage is not provided.

Income from bonds of the issue paid in the accounting quarter:

Money resources: ***Rub.***

Other property equivalent: ***Rub.***

Other property rights and (or) other income: ***Rub.***

Additional essential information on securities of the issue:

The report on results of issue of securities is directed for registration to Federal Commission of Securities of Russia by the financial adviser of the issuer, CJSC "Gamma Group". (reg. № 40058 of 30.12.2002)

Issue serial number: *23*

Series: ***23-J***

Type: ***interest rate***

Security form: ***nominal paperless***

Face value of one valuable paper of the issue: ***6000 Rub.***

Amount of securities of issue: ***116***

Total amount of issue: ***696000***

Information on the state registration of issue:

Registration date: ***25.10.2002***

Regitration number: ***4-23-00137-3***

The state registration body: ***Federal Commission of Securities of Russia***

Way of placement: ***converting by reorganization***

Period of placement: ***30.11.2002 - 30.11.2002***

The current status of issue: ***placement is completed***

Amount of actually placed securities according to the registered report on results of issue:

Information on the state registration of the report on results of issue:

Registration date:

The state registration body:

Restrictions in circulation of securities of the issue (if available):

Market information on securities of the issue:

Circulation time of bonds of issue: -

Income from bonds of issue:

In percentage of face value: ***Intrest under the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of placement of bonds the issuer prior to date of submission of the application for repayment of the bond at a rate of 1 % annually from the face value of the bond.***

Other property equivalent on one bond (Rub.).: *it is not stipulated*

Other income and rights from bonds of issue: the Owner of the bond has the right:

Of extraordinary access to a telephone network or of reception of a sum of money in size of the face value of the bond;

of interest payment;

Reception of face value of the bond from the issuer at liquidation of the Society. Payment to owners of bonds is made by the liquidating commission in the sequence established by article 64 of the Civil Code of the Russian Federation according to intermediate liquidating balance.

The period of repayment: ***As the start date of repayment according to conditions of issue of the bonds convertible into the specified series of bonds, is the registration date of the report on results of issue, and the issue has not been completely placed, so registration of the results report was not made, the start date of repayment is the date of registration of the specified prospectus of issue. On 15/04/2004***

Conditions and procedure of repayment: Repayment of the bond is carried out at technical availability in form of a property equivalent, namely: ***Extraordinary access to a telephone network upon conclusion of a contract for telecommunication services with the owner of the bond. Access to a telephone network under bonds of the specified series is given only to physical persons. Additional payment for granting access to a telephone network it is not required.***

Granting of access to a telephone network is made to the owner of the bond duly registered in his residence or owner of premises at the address, specified in the application for purchase of the bond.

Granting of access to a telephone network to the owner of the bond acquired in a secondary market, is carried out at technical availability .

For repayment of the bond, the owner of the bond submits an application, shows the notice of a telephone exchange on technical availability of access to a telephone network. The conclusion of the contract fore telecommunication services is made within 30 days from the date of submission of the application.

At absence of technical availability of access to a telephone network or at refusal of the owner of the bond to receive access to a telephone network under the application of the owner of the bond, repayment is carried out by payment of a sum of money in the size of face value of the bond.

Preschedule repayment is not provided

Coverage of bonds of the issue:

Coverage is not provided.

Income from bonds of the issue paid in the accounting quarter:

Money resources: ***Rub.***

Other property equivalent: ***Rub.***

Other property rights and (or) other income: ***Rub.***

Additional essential information on securities of the issue:

The report on results of issue of securities is directed for registration to Federal Commission of Securities of Russia by the financial adviser of the issuer, CJSC "Gamma Group". (reg. № 40058 of 30.12.2002)

Issue serial number: *24*

Series: 24

Type: ***interest rate***

Security form: ***nominal paperless***

Face value of one valuable paper of the issue: ***6000 Rub.***

Amount of securities of issue: ***500***

Total amount of issue: ***3000000***

Information on the state registration of issue:

Registration date: ***25.10.2002***

Regitration number: ***4-24-00137-3***

The state registration body: *Federal Commission of Securities of Russia*

Way of placement: *converting by reorganization*
Period of placement: *30.11.2002 - 30.11.2002*

The current status of issue: *placement is completed*
Amount of actually placed securities according to the registered report on results of issue:
Information on the state registration of the report on results of issue:
Registration date:
The state registration body:
Restrictions in circulation of securities of the issue (if available):
Market information on securities of the issue:
Circulation time of bonds of issue: -

Income from bonds of issue:
In percentage of face value: ***Intrest under the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of placement of bonds the issuer prior to date of submission of the application for repayment of the bond at a rate of 1 % annually from the face value of the bond.***
Other property equivalent on one bond (Rub.).: ***it is not stipulated***
Other income and rights from bonds of issue: the Owner of the bond has the right:
Of extraordinary access to a telephone network or of reception of a sum of money in size of the face value of the bond;
of interest payment;
Reception of face value of the bond from the issuer at liquidation of the Society. Payment to owners of bonds is made by the liquidating commission in the sequence established by article 64 of the Civil Code of the Russian Federation according to intermediate liquidating balance.
The period of repayment: ***As the start date of repayment according to conditions of issue of the bonds convertible into the specified series of bonds, is the registration date of the report on results of issue, and the issue has not been completely placed, so registration of the results report was not made, the start date of repayment is the date of registration of the specified prospectus of issue. Till 15.04.2004***
Conditions and procedure of repayment: Repayment of the bond is carried out at technical availability in form of a property equivalent, namely: ***Extraordinary access to a telephone network upon conclusion of a contract for telecommunication services with the owner of the bond. Access to a telephone network under bonds of the specified series is given only to physical persons. Additional payment for granting access to a telephone network it is not required.***
Granting of access to a telephone network is made to the owner of the bond duly registered in his residence or owner of premises at the address, specified in the application for purchase of the bond.
Granting of access to a telephone network to the owner of the bond acquired in a secondary market, is carried out at technical availability .
For repayment of the bond, the owner of the bond submits an application, shows the notice of a telephone exchange on technical availability of access to a telephone network. The conclusion of the contract fore telecommunication services is made within 30 days from the date of submission of the application.
At absence of technical availability of access to a telephone network or at refusal of the owner of the bond to receive access to a telephone network under the application of the owner of the bond, repayment is carried out by payment of a sum of money in the size of face value of the bond.
Preschedule repayment is not provided
Coverage of bonds of the issue:
Coverage is not provided.

Income from bonds of the issue paid in the accounting quarter:

Money resources: ***Rub.***
Other property equivalent: ***Rub.***
Other property rights and (or) other income: ***Rub.***

Additional essential information on securities of the issue:
The report on results of issue of securities is directed for registration to Federal Commission of Securities of Russia by the financial adviser of the issuer, CJSC "Gamma Group". (reg. № 40058 of 30.12.2002)

Issue serial number: *25*
Series: 25
Type: ***interest rate***
Security form: ***nominal paperless***
Face value of one valuable paper of the issue: ***6000 Rub.***

Amount of securities of issue: ***180***
Total amount of issue: ***1080000***

Information on the state registration of issue:
Registration date: ***25.10.2002***
Regitration number: ***4-25-00137-3***
The state registration body: ***Federal Commission of Securities of Russia***

Way of placement: ***converting by reorganization***
Period of placement: ***30.11.2002 - 30.11.2002***

The current status of issue: ***placement is completed***
Amount of actually placed securities according to the registered report on results of issue:
Information on the state registration of the report on results of issue:
Registration date:
The state registration body:
Restrictions in circulation of securities of the issue (if available):
Market information on securities of the issue:
Circulation time of bonds of issue: -

Income from bonds of issue:
In percentage of face value: ***Intrest under the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of placement of bonds the issuer prior to date of submission of the application for repayment of the bond at a rate of 1 % annually from the face value of the bond.***
Other property equivalent on one bond (Rub.).: *it is not stipulated*
Other income and rights from bonds of issue: the Owner of the bond has the right:
Of extraordinary access to a telephone network or of reception of a sum of money in size of the face value of the bond;
of interest payment;
Reception of face value of the bond from the issuer at liquidation of the Society. Payment to owners of bonds is made by the liquidating commission in the sequence established by article 64 of the Civil Code of the Russian Federation according to intermediate liquidating balance.
The period of repayment: ***As the start date of repayment according to conditions of issue of the bonds convertible into the specified series of bonds, is the registration date of the report on results of issue,***

and the issue has not been completely placed, so registration of the results report was not made, the start date of repayment is the date of registration of the specified prospectus of issue. Till 15.04.2004

Conditions and procedure of repayment: Repayment of the bond is carried out at technical availability in form of a property equivalent, namely: ***Extraordinary access to a telephone network upon conclusion of a contract for telecommunication services with the owner of the bond. Access to a telephone network under bonds of the specified series is given only to physical persons. Additional payment for granting access to a telephone network it is not required.***

Granting of access to a telephone network is made to the owner of the bond duly registered in his residence or owner of premises at the address, specified in the application for purchase of the bond.

Granting of access to a telephone network to the owner of the bond acquired in a secondary market, is carried out at technical availability .

For repayment of the bond, the owner of the bond submits an application, shows the notice of a telephone exchange on technical availability of access to a telephone network. The conclusion of the contract fore telecommunication services is made within 30 days from the date of submission of the application.

At absence of technical availability of access to a telephone network or at refusal of the owner of the bond to receive access to a telephone network under the application of the owner of the bond, repayment is carried out by payment of a sum of money in the size of face value of the bond.

Preschedule repayment is not provided

Coverage of bonds of the issue:

Coverage is not provided.

Income from bonds of the issue paid in the accounting quarter:

Money resources: ***Rub.***

Other property equivalent: ***Rub.***

Other property rights and (or) other income: ***Rub.***

Additional essential information on securities of the issue:

The report on results of issue of securities is directed for registration to Federal Commission of Securities of Russia by the financial adviser of the issuer, CJSC "Gamma Group". (reg. № 40058 of 30.12.2002)

Issue serial number: *26*

Series: 26

Type: ***interest rate***

Security form: ***nominal paperless***

Face value of one valuable paper of the issue: ***9000 Rub.***

Amount of securities of issue: ***35***

Total amount of issue: ***315000***

Information on the state registration of issue:

Registration date: ***25.10.2002***

Regitration number: ***4-26-00137-3***

The state registration body: ***Federal Commission of Securities of Russia***

Way of placement: ***converting by reorganization***

Period of placement: ***30.11.2002 - 30.11.2002***

The current status of issue: ***placement is completed***

Amount of actually placed securities according to the registered report on results of issue:

Information on the state registration of the report on results of issue:

Registration date:
The state registration body:
Restrictions in circulation of securities of the issue (if available):
Market information on securities of the issue:

Circulation time of bonds of issue: -

Income from bonds of issue:
In percentage of face value: ***Intrest under the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of placement of bonds the issuer prior to date of submission of the application for repayment of the bond at a rate of 1 % annually from the face value of the bond.***
Other property equivalent on one bond (Rub.).: ***it is not stipulated***
Other income and rights from bonds of issue: the Owner of the bond has the right:
Of extraordinary access to a telephone network or of reception of a sum of money in size of the face value of the bond;
of interest payment;
Reception of face value of the bond from the issuer at liquidation of the Society. Payment to owners of bonds is made by the liquidating commission in the sequence established by article 64 of the Civil Code of the Russian Federation according to intermediate liquidating balance.
The period of repayment: ***As the start date of repayment according to conditions of issue of the bonds convertible into the specified series of bonds, is the registration date of the report on results of issue, and the issue has not been completely placed, so registration of the results report was not made, the start date of repayment is the date of registration of the specified prospectus of issue. Till 15.04.2002***
Conditions and procedure of repayment: Repayment of the bond is carried out at technical availability in form of a property equivalent, namely: ***Extraordinary access to a telephone network upon conclusion of a contract for telecommunication services with the owner of the bond. Access to a telephone network under bonds of the specified series is given only to physical persons. Additional payment for granting access to a telephone network it is not required.***
Granting of access to a telephone network is made to the owner of the bond duly registered in his residence or owner of premises at the address, specified in the application for purchase of the bond.
Granting of access to a telephone network to the owner of the bond acquired in a secondary market, is carried out at technical availability .
For repayment of the bond, the owner of the bond submits an application, shows the notice of a telephone exchange on technical availability of access to a telephone network. The conclusion of the contract fore telecommunication services is made within 30 days from the date of submission of the application.
At absence of technical availability of access to a telephone network or at refusal of the owner of the bond to receive access to a telephone network under the application of the owner of the bond, repayment is carried out by payment of a sum of money in the size of face value of the bond.
Preschedule repayment is not provided
Coverage of bonds of the issue:
Coverage is not provided.

Income from bonds of the issue paid in the accounting quarter:
Money resources: ***Rub.***
Other property equivalent: ***Rub.***
Other property rights and (or) other income: ***Rub.***

Additional essential information on securities of the issue:
The report on results of issue of securities is directed for registration to Federal Commission of Securities of Russia by the financial adviser of the issuer, CJSC "Gamma Group". (reg. № 40058 of 30.12.2002)

Issue serial number: *27*
Series: *1-эс*
Type: *interest rate*
Security form: *nominal paperless*
Face value of one valuable paper of the issue: ***100 Rub.***

Amount of securities of issue: ***143890***
Total amount of issue: ***14389000***

Information on the state registration of issue:
Registration date: *25.10.2002*
Regitration number: ***4-27-00137-3***
The state registration body: ***Federal Commission of Securities of Russia***

Way of placement: ***converting by reorganization***
Period of placement: *30.11.2002 - 30.11.2002*

The current status of issue: ***placement is completed***
Amount of actually placed securities according to the registered report on results of issue:
Information on the state registration of the report on results of issue:
Registration date:
The state registration body:
Restrictions in circulation of securities of the issue (if available):
Market information on securities of the issue:
Circulation time of bonds of issue: -

Income from bonds of issue:
In percentage of face value: ***Intrest under the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of placement of bonds the issuer prior to date of submission of the application for repayment of the bond at a rate of 1 % annually from the face value of the bond.***
Other property equivalent on one bond (Rub.).: ***it is not stipulated***

Other income and rights under bonds of the issue: ***1) of reception of face value of the bond at its repayment from the issuer in the procedure and the terms specified in the issue Prospectus;***
2) Of reception of the fixed accrued interest at the rate of 1 % annually from the bond face value from the issuer at repayment in the procedure and the terms specified in the Prospectus of issue;
3) Of reception, at availability of a technical opportunity, of an extraordinary access to a telephone network. A condition of extraordinary installation is the purchase of 15 bonds. The owner of bonds pays his access to a telephone network under the tariffs valid at the moment of granting the specified service. Granting an extraordinary access to a telephone network is execution of the given obligation certified with the bond. The procedure of definition of availability of a technical opportunity of granting access to a telephone network, and also the procedure of accounting of bonds for which the obligation of the issuer to gran an extraordinary access to a telephone network is executed;
4) to receive from the issuer at liquidation of the Society the face value of the bond by way of the sequence established by item 1 of article 64 of the Civil Code of the Russian Federation.

The period of repayment: ***c 07.06.2003 till 07.06.2005***
Conditions and procedure of repayment: ***The issuer makes payment of the face value and the sum of income under the bond in cash or by transfer to a bank on the basis of an application of the owner within 30 days from the date of submission of the application.***

Periodicity of settlements with the owner of the bond: lumpsum.
The form of payment: cash, non-cash.

Preschedule repayment is not provided
Coverage of bonds of the issue:
Coverage is not provided.

Income from bonds of the issue paid in the accounting quarter:
Money resources: ***Rub.***
Other property equivalent: ***Rub.***
Other property rights and (or) other income: ***Rub.***

Additional essential information on securities of the issue:
The report on results of issue of securities is directed for registration to Federal Commission of Securities of Russia by the financial adviser of the issuer, CJSC "Gamma Group". (reg. № 40058 of 30.12.2002)

Issue serial number: ***28***
Series: ***2-эк***
Type: ***interest rate***
Security form: ***nominal paperless***
Face value of one valuable paper of the issue: ***3000 Rub.***

Amount of securities of issue: ***6233***
Total amount of issue: ***18699000***

Information on the state registration of issue:
Registration date: ***25.10.2002***
Regitration number: ***4-28-00137-3***
The state registration body: ***Federal Commission of Securities of Russia***

Way of placement: ***conversion at the reorganization***
Period of placement: ***30.11.2002 - 30.11.2002***

The current status of issue: ***placement is completed***
Amount of actually placed securities according to the registered report on results of issue:
Information on the state registration of the report on results of issue:
Registration date:
The state registration body:
Restrictions in circulation of securities of the issue (if available):
Market information on securities of the issue:
Circulation time of bonds of issue: -

Income from bonds of issue:
In percentage of face value: ***Interest payments from the bond are calculated under condition of its presentation to repayment for the period from the date of the beginning of placement of bonds by the issuer prior to the date of submission of the application for repayment of the bond at a rate of 7 % annually from face value of the bond.***
Other property equivalent on one bond (Rub.).: ***it is not stipulated***
Other income and rights under bonds of the issue: ***1) to receive from the issuer the face value of the bond at its repayment in the procedure and the terms mentioned below in the present issue Prospectus;***

2) to receive from the issuer at repayment the fixed accrued interest at the rate of 7 % annually from the face value of the bond for all circulation time in the procedure and the terms mentioned below in the present issue Prospectus;

3) to receive one extraordinary access to a telephone network at availability of a technical opportunity of installation of phone;

4) to receive from the issuer at liquidation of the Society the face value of the bond by way of the sequence established by item 1 of article 64 of the Civil Code of the Russian Federation, namely:

- First of all, requests of citizens before which the liquidated Society bears obligations for causing harm to life and health are satisfied, by capitalization of corresponding time payments;

- on the second hand, severance payment settlements and a remuneration of labor with the persons working under the labour contract (contract) and on payment of compensations under author's contracts are made;

- on third hand, requests of creditors under the obligations provided with a pledge of property of the liquidated Society are satisfied;

- on the fourth hand, the debts on separate payments to the budget and extrabudgetary funds is repaid;

- on the fifth hand, settlements with other creditors are made according to the law which concerns owners of bonds.

Other rights stipulated by the legislation of the Russian Federation are not applicable.

The period of repayment: ***c 30.12.2009 till 30.12.2010***

Conditions and procedure of repayment: ***From the moment of claming the repayment presented by the issuer to the owner of the bond during the period from 30.12.2009 to 30.12.2010 by submission of an oral or written application in any form.***

The issuer makes repayment of bonds within three months, by payment of face value and of fixed accrued interest at a rate of 7 % from face value of the bond for the whole circulation time.

Periodicity of settlements with the owner of bonds: lumpsum.

The form of payment: cash, non-cash.

Payments are made with:

- Available funds from cash department of the enterprise to the address on which the application has been directed;

- A bank transfer to the settlement account in bank (banking details should be specified in the application of the owner of the bond).

Preschedule repayment is not provided

Coverage of bonds of the issue:

Coverage is not provided.

Income from bonds of the issue paid in the accounting quarter:

Money resources: ***Rub.***

Other property equivalent: ***Rub.***

Other property rights and (or) other income: ***Rub.***

Additional essential information on securities of the issue:

The report on results of issue of securities is directed for registration to Federal Commission of Securities of Russia by the financial adviser of the issuer, CJSC "Gamma Group". (reg. № 40058 of 30.12.2002)

Issue serial number: ***29***

Series: ***3-эк***

Type: ***interest rate***

Security form: ***nominal paperless***

Face value of one valuable paper of the issue: ***2000 Rub.***

Amount of securities of issue: *3231*
Total amount of issue: *6462000*

Information on the state registration of issue:
Registration date: *25.10.2002*
Regitration number: *4-29-00137-3*
The state registration body: ***Federal Commission of Securities of Russia***

Way of placement: ***conversion at the reorganization***
Period of placement: *30.11.2002 - 30.11.2002*

The current status of issue: ***placement is completed***
Amount of actually placed securities according to the registered report on results of issue:
Information on the state registration of the report on results of issue:
Registration date:
The state registration body:
Restrictions in circulation of securities of the issue (if available):
Market information on securities of the issue:
Circulation time of bonds of issue: -

Income from bonds of issue:
In percentage of face value: ***Interest payments from the bond are calculated under condition of its presentation to repayment for the period from the date of the beginning of placement of bonds by the issuer prior to the date of submission of the application for repayment of the bond at a rate of 7 % annually from face value of the bond.***
Other property equivalent on one bond (Rub.).: *it is not stipulated*
Other income and rights under bonds of the issue: ***1) to receive from the issuer the face value of the bond at its repayment in the procedure and the terms mentioned below in the present issue Prospectus;***
2) to receive from the issuer at repayment the fixed accrued interest at the rate of 7 % annually from face value of the bond for all circulation time in the procedure and the terms mentioned below in the present issue Prospectus;
3) to receive one extraordinary access to a telephone network at availability of a technical opportunity of phone installation;
4) to receive from the issuer at liquidation of the Society the face value of the bond by way of the sequence established by item 1 of article 64 of the Civil Code of the Russian Federation, namely:
- First of all, requests of citizens before whom the liquidated Society bears obligations for causing harm to life and health are satisfied, by capitalization of corresponding time payments;
- on the second hand, severance payment settlements and a remuneration of labor with the persons working under the labour contract (contract) and on payment of compensations under author's contracts are made;
- on the third hand, requests of creditors under obligations provided with a pledge of property of the liquidated Society are satisfied;
- on the fourth hand, the debts on separate payments to the budget and extrabudgetary funds is repaid;
- on the fifth hand, settlements with other creditors are made according to the law which concerns owners of bonds.
Other rights stipulated by the legislation of the Russian Federation are not applicable.

The period of repayment: ***c 30.12.2009 till 30.12.2010***
Conditions and procedure of repayment: ***From the moment of claming the repayment showed by the issuer to the owner of the bond during the period from 30.12.2009 to 30.12.2010 by submission of an oral or written application in the any form.***

The issuer makes repayment of bonds within three months, by payment of face value and the fixed accrued interest at a rate of 7 % from face value of the bond for the whole circulation time.

Periodicity of settlements with the owner of bonds: lumpsum.

The form of payment: cash, non-cash.

Payments are made with:

- Available funds from cash department of the enterprise to the address on which the application has been directed;

- A bank transfer to the settlement account in bank (banking details should be specified in the application of the owner of the bond).

Preschedule repayment is not provided

Coverage of bonds of the issue:

Coverage is not provided.

Income from bonds of the issue paid in the accounting quarter:

Money resources: ***Rub.***

Other property equivalent: ***Rub.***

Other property rights and (or) other income: ***Rub.***

Additional essential information on securities of the issue:

The report on results of issue of securities is directed for registration to Federal Commission of Securities of Russia by the financial adviser of the issuer, CJSC "Gamma Group". (reg. № 40058 of 30.12.2002)

Issue serial number: ***30***

Series: ***4-эк***

Type: ***interest rate***

Security form: ***nominal paperless***

Face value of one valuable paper of the issue: ***2500 Rub.***

Amount of securities of issue: ***5995***

Total amount of issue: ***14987500***

Information on the state registration of issue:

Registration date: ***25.10.2002***

Regitration number: ***4-30-00137-3***

The state registration body: ***Federal Commission of Securities of Russia***

Way of placement: ***conversion at the reorganization***

Period of placement: ***30.11.2002 - 30.11.2002***

The current status of issue: ***placement is completed***

Amount of actually placed securities according to the registered report on results of issue:

Information on the state registration of the report on results of issue:

Registration date:

The state registration body:

Restrictions in circulation of securities of the issue (if available):

Market information on securities of the issue:

Circulation time of bonds of issue: **-**

Income from bonds of issue:

In percentage of face value: ***Interest payments under the bond are caculated under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer prior to the date of submission of the application for repayment of the bond at a rate of 5 % annually from face value of the bond.***

Other property equivalent on one bond (Rub.).: *it is not stipulated*

Other income and rights under bonds of the issue: ***1) to receive from the issuer the face value of the bond at its repayment in the procedure and the terms mentioned below in the present issue Prospectus;***

2) to receive from the issuer at repayment the fixed accrued interest at the rate of 7 % annually from face value of the bond for all circulation time in the procedure and the terms mentioned below in the present issue Prospectus;

3) to receive one extraordinary access to a telephone network at availability of a technical opportunity of phone installation;

4) to receive from the issuer at liquidation of the Society the face value of the bond by way of the sequence established by item 1 of article 64 of the Civil Code of the Russian Federation, namely:

- First of all, requests of citizens before whom the liquidated Society bears obligations for causing harm to life and health are satisfied, by capitalization of corresponding time payments;

- on the second hand, severance payment settlements and a remuneration of labor with the persons working under the labour contract (contract) and on payment of compensations under author's contracts are made;

- on the third hand, requests of creditors under obligations provided with a pledge of property of the liquidated Society are satisfied;

- on the fourth hand, the debts on separate payments to the budget and extrabudgetary funds is repaid;

- on the fifth hand, settlements with other creditors are made according to the law which concerns owners of bonds.

The period of repayment: *c 30.06.2011 till 31.12.2011*

Conditions and procedure of repayment: ***The owner of the bond for its repayment directs not earlier 30.06.2011г. and not later 30.11.2011г. the application.***

The issuer makes repayment of bonds by payment of face value and the fixed accrued interest at a rate of 5 % for all circulation time from face value of the bond.

Payments are made within 30 days from the date of granting to the issuer by the owner of the bond of the application for repayment, but not later than 31.12.2011.

Periodicity of settlements with the owner of the bond: lumpsum.

The form of payment: cash, non-cash.

Preschedule repayment is not provided

Coverage of bonds of the issue:

Coverage is not provided.

Income from bonds of the issue paid in the accounting quarter:

Money resources: ***Rub.***

Other property equivalent: ***Rub.***

Other property rights and (or) other income: ***Rub.***

Additional essential information on securities of the issue:

The report on results of issue of securities is directed for registration to Federal Commission of Securities of Russia by the financial adviser of the issuer, CJSC "Gamma Group". (reg. № 40058 of 30.12.2002)

Issue serial number: ***31***
Series: ***5-эк***
Type: ***interest rate***
Security form: ***nominal paperless***
Face value of one valuable paper of the issue: ***700 Rub.***

Amount of securities of issue: ***800***
Total amount of issue: ***560000***

Information on the state registration of issue:
Registration date: ***25.10.2002***
Regitration number: ***4-31-00137-3***
The state registration body: ***Federal Commission of Securities of Russia***

Way of placement: ***conversion at the reorganization***
Period of placement: ***30.11.2002 - 30.11.2002***

The current status of issue: ***placement is completed***
Amount of actually placed securities according to the registered report on results of issue:
Information on the state registration of the report on results of issue:
Registration date:
The state registration body:
Restrictions in circulation of securities of the issue (if available):
Market information on securities of the issue:
Circulation time of bonds of issue: -

Income from bonds of issue:
In percentage of face value: ***Interest payments under the bond are caculated under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer prior to the date of submission of the application for repayment of the bond at a rate of 5 % annually from face value of the bond.***
Other property equivalent on one bond (Rub.).: ***it is not stipulated***
Other income and rights under bonds of the issue: ***1) reception from the issuer of face value of the bond at its repayment;***
2) Reception, at availability of a technical opportunity, one extraordinary access to a telephone network. The owner of bonds pays under the contract for telecommunication services under the tariffs acting at the moment of granting the specified service;
3) to receive from the issuer at liquidation of the Society the face value of the bond by way of the sequence established by item 1 of article 64 of the Civil Code of the Russian Federation, namely:
- First of all, requests of citizens before whom the liquidated Society bears obligations for causing harm to life and health are satisfied, by capitalization of corresponding time payments;
- on the second hand, severance payment settlements and a remuneration of labor with the persons working under the labour contract (contract) and on payment of compensations under author's contracts are made;
- on the third hand, requests of creditors under the obligations provided with a pledge of property of the liquidated Society are satisfied;
- on the fourth hand, the debt on separate payments to the budget and extrabudgetary funds is repaid;

- on the fifth hand, settlements with other creditors are made according to the law which concerns owners of bonds.

The period of repayment: ***с 30.06.2011 till 31.12.2011***

Conditions and procedure of repayment: ***The owner of the bond submits an application for its repayment not earlier than 30.06.2011 and not later than 30.11.2011.***

The issuer makes repayment of bonds by payment of face value and the fixed accrued interest at a rate of 5 % for all circulation time from face value of the bond.

Payments are made within 30 days from the date of granting to the issuer by the owner of the bond of the application on repayment, but not later than 31.12.2011.

Periodicity of settlements with the owner of the bond: lumpsum.

The form of payment: cash, non-cash.

Preschedule repayment is not provided

Coverage of bonds of the issue:

Coverage is not provided.

Income from bonds of the issue paid in the accounting quarter:

Money resources: ***Rub.***

Other property equivalent: ***Rub.***

Other property rights and (or) other income: ***Rub.***

Additional essential information on securities of the issue:

The report on results of issue of securities is directed for registration to Federal Commission of Securities of Russia by the financial adviser of the issuer, CJSC "Gamma Group". (reg. № 40058 of 30.12.2002)

Issue serial number: ***32***

Series: ***6-эк***

Type: ***interest rate***

Security form: ***nominal paperless***

Face value of one valuable paper of the issue: ***1400 Rub.***

Amount of securities of issue: ***1500***

Total amount of issue: ***2100000***

Information on the state registration of issue:

Registration date: ***25.10.2002***

Regitration number: ***4-32-00137-3***

The state registration body: ***Federal Commission of Securities of Russia***

Way of placement: ***conversion at the reorganization***

Period of placement: ***30.11.2002 - 30.11.2002***

The current status of issue: ***placement is completed***

Amount of actually placed securities according to the registered report on results of issue:

Information on the state registration of the report on results of issue:

Registration date:

The state registration body:

Restrictions in circulation of securities of the issue (if available):

Market information on securities of the issue:

Circulation time of bonds of issue: -

Income from bonds of issue:

In percentage of face value: ***Interest payments under the bond are caculated under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer prior to the date of submission of the application for repayment of the bond at a rate of 5 % annually from face value of the bond.***

Other property equivalent on one bond (Rub.).: ***it is not stipulated***

Other income and rights under bonds of the issue: ***1) receive from the issuer the face value of the bond at its repayment;***

2) Receive, at availability of a technical opportunity, one extraordinary access to a telephone network. The owner of bonds pays under the contract for telecommunication services under the tariffs acting at the moment of granting the specified service;

3) receive from the issuer at liquidation of the Society the face value of the bond by way of the sequence established by item 1 of article 64 of the Civil Code of the Russian Federation, namely:

- First of all, requests of citizens before whom the liquidated Society bears obligations for causing harm to life and health are satisfied, by capitalization of corresponding time payments;

- on the second hand, severance payment settlements and a remuneration of labor with the persons working under the labour contract (contract) and on payment of compensations under author's contracts are made;

- on the third hand, requests of creditors under the obligations provided with a pledge of property of the liquidated Society are satisfied;

- on the fourth hand, the debts on separate payments to the budget and extrabudgetary funds is repaid;

- on the fifth hand, settlements with other creditors are made according to the law which concerns owners of bonds.

The period of repayment: ***c 30.06.2011 till 31.12.2011***

Conditions and procedure of repayment: ***The owner of the bond submits his application for its repayment not earlier than 30.06.2011 and not later than 30.11.2011.***

The issuer makes repayment of bonds by payment of face value and the fixed accrued interest at a rate of 5 % for all circulation time from face value of the bond.

Payments are made within 30 days from the date of granting to the issuer by the owner of the bond of the application on repayment, but not later than 31.12.2011.

Periodicity of settlements with the owner of the bond: lumpsum.

The form of payment: cash, non-cash.

Preschedule repayment is not provided

Coverage of bonds of the issue:

Coverage is not provided.

Income from bonds of the issue paid in the accounting quarter:

Money resources: ***Rub.***

Other property equivalent: ***Rub.***

Other property rights and (or) other income: ***Rub.***

Additional essential information on securities of the issue:

The report on results of issue of securities is directed for registration to Federal Commission of Securities of Russia by the financial adviser of the issuer, CJSC "Gamma Group". (reg. № 40058 of 30.12.2002)

Issue serial number: ***33***

Series: 1

Type: ***interest rate***

Security form: ***nominal paperless***

Face value of one valuable paper of the issue: ***100 Rub.***

Amount of securities of issue: *18246*
Total amount of issue: *1824600*

Information on the state registration of issue:
Registration date: *25.10.2002*
Regitration number: *4-33-00137-3*
The state registration body: ***Federal Commission of Securities of Russia***

Way of placement: ***conversion at the reorganization***
Period of placement: *30.11.2002 - 30.11.2002*

The current status of issue: ***placement is completed***
Amount of actually placed securities according to the registered report on results of issue:
Information on the state registration of the report on results of issue:
Registration date:
The state registration body:
Restrictions in circulation of securities of the issue (if available):
Market information on securities of the issue:
Circulation time of bonds of issue: -

Income from bonds of issue:
In percentage of face value: ***Bond interest payments are charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at a rate of 0,1 % annually from face value of the bond.***
Other property equivalent on one bond (Rub.).: *it is not stipulated*
Other income and rights from bonds of issue: the Owner of the bond has the right:
- to receive from the issuer the face value of the bond at repayment;
- to receive cash income at a rate of 0,1 % from face value of the bond at repayment;
- to receive at availability of a technical opportunity access to a telephone network to concrete addresses within one year from the moment of purchase of 20 (twenty) bonds and the conclusion of the contract granting access to a telephone network.
The period of repayment: *c 29.06.2003 till 29.06.2004*
Conditions and procedure of repayment: ***The issuer makes payment of the face value and the sum of income under the bond in cash or by transfer to bank on the basis of an application of the owner within three months from the date of submission of the application.***
Preschedule repayment is not provided
Coverage of bonds of the issue:
Coverage is not provided.

Income from bonds of the issue paid in the accounting quarter:
Money resources: ***Rub.***
Other property equivalent: ***Rub.***
Other property rights and (or) other income: ***Rub.***

Additional essential information on securities of the issue:
The report on results of issue of securities is directed for registration to Federal Commission of Securities of Russia by the financial adviser of the issuer, CJSC "Gamma Group". (reg. № 40058 of 30.12.2002)

Issue serial number: ***34***

Series: 2
Type: ***interest rate***
Security form: ***nominal paperless***
Face value of one valuable paper of the issue: ***2000 Rub.***

Amount of securities of issue: ***500***
Total amount of issue: ***1000000***

Information on the state registration of issue:
Registration date: ***25.10.2002***
Regitration number: ***4-34-00137-3***
The state registration body: ***Federal Commission of Securities of Russia***

Way of placement: ***conversion at the reorganization***
Period of placement: ***30.11.2002 - 30.11.2002***

The current status of issue: ***placement is completed***
Amount of actually placed securities according to the registered report on results of issue:
Information on the state registration of the report on results of issue:
Registration date:
The state registration body:
Restrictions in circulation of securities of the issue (if available):
Market information on securities of the issue:
Circulation time of bonds of issue: **-**

Income from bonds of issue:
In percentage of face value: ***Bond interest payments are charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at a rate of 0,1 % annually from face value of the bond.***
Other property equivalent on one bond (Rub.).: ***it is not stipulated***
Other income and rights from bonds of issue: the Owner of the bond has the right:
- to receive from the issuer the face value of the bond at repayment;
- to receive cash income at a rate of 0,1 % from face value of the bond at repayment;
- to receive at availability of a technical opportunity access to a telephone network to concrete addresses within one year from the moment of purchase of 20 (twenty) bonds and the conclusion of the contract granting access to a telephone network.
The period of repayment: ***c 01.01.2005 till 31.12.2005***
Conditions and procedure of repayment: ***The issuer makes payment of face value and sum of income under the bond in cash or by transfer to bank on the basis of the application of the owner within three months from the date of submission of the application.***
Preschedule repayment is not provided
Coverage of bonds of the issue:
Coverage is not provided.

Income from bonds of the issue paid in the accounting quarter:
Money resources: ***Rub.***
Other property equivalent: ***Rub.***
Other property rights and (or) other income: ***Rub.***

Additional essential information on securities of the issue:

The report on results of issue of securities is directed for registration to Federal Commission of Securities of Russia by the financial adviser of the issuer, CJSC "Gamma Group". (reg. № 40058 of 30.12.2002)

Issue serial number: ***35***
Series: 3
Type: ***interest rate***
Security form: ***nominal paperless***
Face value of one valuable paper of the issue: ***2000 Rub.***

Amount of securities of issue: ***500***
Total amount of issue: ***1000000***

Information on the state registration of issue:
Registration date: ***25.10.2002***
Regitration number: ***4-35-00137-3***
The state registration body: ***Federal Commission of Securities of Russia***

Way of placement: ***conversion at the reorganization***
Period of placement: ***30.11.2002 - 30.11.2002***

The current status of issue: ***placement is completed***
Amount of actually placed securities according to the registered report on results of issue:
Information on the state registration of the report on results of issue:
Registration date:
The state registration body:
Restrictions in circulation of securities of the issue (if available):

Market information on securities of the issue:
Circulation time of bonds of issue: -

Income from bonds of issue:
In percentage of face value: ***Bond interest payments are charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds the issuer till the date of submission of the application on repayment of the bond at a rate of 0,1 % annually from face value of the bond.***
Other property equivalent on one bond (Rub.).: ***it is not stipulated***
Other income and rights from bonds of issue: the Owner of the bond has the right:
- to receive from the issuer the face value of the bond at repayment;
- to receive cash income at a rate of 0,1 % from face value of the bond at repayment;
- to receive at availability of a technical opportunity of access to a telephone network to concrete addresses within one year from the moment of purchase of 20 (twenty) bonds and the conclusion of the contract granting access to a telephone network.
The period of repayment: ***c 01.01.2006 till 31.12.2006***
Conditions and procedure of repayment: ***The issuer makes payment of face value and sum of income under the bond in cash or by transfer to bank on the basis of the application of the owner within three months from the date of submission of the application.***
Preschedule repayment is not provided
Coverage of bonds of the issue:
Coverage is not provided.

Income from bonds of the issue paid in the accounting quarter:
Money resources: ***Rub.***
Other property equivalent: ***Rub.***
Other property rights and (or) other income: ***Rub.***

Additional essential information on securities of the issue:
The report on results of issue of securities is directed for registration to Federal Commission of Securities of Russia by the financial adviser of the issuer, CJSC "Gamma Group". (reg. № 40058 of 30.12.2002)

Issue serial number: ***36***
Series: 4
Type: ***interest rate***
Security form: ***nominal paperless***
Face value of one valuable paper of the issue: ***2000 Rub.***

Amount of securities of issue: ***500***
Total amount of issue: ***1000000***

Information on the state registration of issue:
Registration date: ***25.10.2002***
Regitration number: ***4-36-00137-3***
The state registration body: ***Federal Commission of Securities of Russia***

Way of placement: ***conversion at the reorganization***
Period of placement: ***30.11.2002 - 30.11.2002***

The current status of issue: ***placement is completed***
Amount of actually placed securities according to the registered report on results of issue:
Information on the state registration of the report on results of issue:
Registration date:
The state registration body:
Restrictions in circulation of securities of the issue (if available):
Market information on securities of the issue:
Circulation time of bonds of issue: -

Income from bonds of issue:
In percentage of face value: ***Bond interest payments are charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds the issuer till the date of submission of the application on repayment of the bond at a rate of 0,1 % annually from face value of the bond.***
Other property equivalent on one bond (Rub.).: ***it is not stipulated***
Other income and rights from bonds of issue: the Owner of the bond has the right:
- to receive from the issuer the face value of the bond at repayment;
- to receive cash income at a rate of 0,1 % from face value of the bond at repayment;
- to receive at availability of a technical opportunity of access to a telephone network to concrete addresses within one year from the moment of purchase of 20 (twenty) bonds and the conclusion of the contract granting access to a telephone network.
The period of repayment: ***c 01.01.2006 till 31.04.2006***

Conditions and procedure of repayment: ***The issuer makes payment of face value and sum of income under the bond in cash or by transfer to bank on the basis of the application of the owner within three months from the date of submission of the application.***

Preschedule repayment is not provided

Coverage of bonds of the issue:

Coverage is not provided.

Income from bonds of the issue paid in the accounting quarter:

Money resources: ***Rub.***

Other property equivalent: ***Rub.***

Other property rights and (or) other income: ***Rub.***

Additional essential information on securities of the issue:

The report on results of issue of securities is directed for registration to Federal Commission of Securities of Russia by the financial adviser of the issuer, CJSC "Gamma Group". (reg. № 40058 of 30.12.2002)

Issue serial number: *37*

Series: 5

Type: ***interest rate***

Security form: ***nominal paperless***

Face value of one valuable paper of the issue: ***2000 Rub.***

Amount of securities of issue: ***500***

Total amount of issue: ***1000000***

Information on the state registration of issue:

Registration date: ***25.10.2002***

Regitration number: ***4-37-00137-3***

The state registration body: ***Federal Commission of Securities of Russia***

Way of placement: ***conversion at the reorganization***

Period of placement: ***30.11.2002 - 30.11.2002***

The current status of issue: ***placement is completed***

Amount of actually placed securities according to the registered report on results of issue:

Information on the state registration of the report on results of issue:

Registration date:

The state registration body:

Restrictions in circulation of securities of the issue (if available):

Market information on securities of the issue:

Circulation time of bonds of issue: -

Income from bonds of issue:

In percentage of face value: ***Bond interest payments are charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application on repayment of the bond at a rate of 0,1 % annually from face value of the bond.***

Other property equivalent on one bond (Rub.).: ***it is not stipulated***

Other income and rights from bonds of issue: the Owner of the bond has the right:

- to receive from the issuer the face value of the bond at repayment;

- to receive cash income at a rate of 0,1 % from face value of the bond at repayment;

- to receive at availability of a technical opportunity of access to a telephone network to concrete addresses within one year from the moment of purchase of 20 (twenty) bonds and the conclusion of the contract granting access to a telephone network.

The period of repayment: ***c 03.01.2007 till 31.03.2007***

Conditions and procedure of repayment: ***The issuer makes payment of face value and sum of income under the bond in cash or by transfer to bank on the basis of the application of the owner within three months from the date of submission of the application.***

Preschedule repayment is not provided

Coverage of bonds of the issue:

Coverage is not provided.

Income from bonds of the issue paid in the accounting quarter:

Money resources: ***Rub.***

Other property equivalent: ***Rub.***

Other property rights and (or) other income: ***Rub.***

Additional essential information on securities of the issue:

The report on results of issue of securities is directed for registration to Federal Commission of Securities of Russia by the financial adviser of the issuer, CJSC "Gamma Group". (reg. № 40058 of 30.12.2002)

Issue serial number: *38*

Series: 6

Type: ***interest rate***

Security form: ***nominal paperless***

Face value of one valuable paper of the issue: ***2000 Rub.***

Amount of securities of issue: ***500***

Total amount of issue: ***1000000***

Information on the state registration of issue:

Registration date: ***25.10.2002***

Regitration number: ***4-38-00137-3***

The state registration body: ***Federal Commission of Securities of Russia***

Way of placement: ***conversion at the reorganization***

Period of placement: ***30.11.2002 - 30.11.2002***

The current status of issue: ***placement is completed***

Amount of actually placed securities according to the registered report on results of issue:

Information on the state registration of the report on results of issue:

Registration date:

The state registration body:

Restrictions in circulation of securities of the issue (if available):

Market information on securities of the issue:

Circulation time of bonds of issue: **-**

Income from bonds of issue:

In percentage of face value: ***Bond interest payments are charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application on repayment of the bond at a rate of 0,1 % annually from face value of the bond.***

Other property equivalent on one bond (Rub.).: ***it is not stipulated***

Other income and rights from bonds of issue: the Owner of the bond has the right:

- to receive from the issuer the face value of the bond at repayment;

- to receive cash income at a rate of 0,1 % from face value of the bond at repayment;

- to receive at availability of a technical opportunity of access to a telephone network to concrete addresses within one year from the moment of purchase of 20 (twenty) bonds and the conclusion of the contract granting access to a telephone network.

The period of repayment: ***c 01.04.2007 till 30.06.2007***

Conditions and procedure of repayment: ***The issuer makes payment of face value and sum of income under the bond in cash or by transfer to bank on the basis of the application of the owner within three months from the date of submission of the application.***

Preschedule repayment is not provided

Coverage of bonds of the issue:

Coverage is not provided.

Income from bonds of the issue paid in the accounting quarter:

Money resources: ***Rub.***

Other property equivalent: ***Rub.***

Other property rights and (or) other income: ***Rub.***

Additional essential information on securities of the issue:

The report on results of issue of securities is directed for registration to Federal Commission of Securities of Russia by the financial adviser of the issuer, CJSC "Gamma Group". (reg. № 40058 of 30.12.2002)

Issue serial number: ***39***

Series: 7

Type: ***interest rate***

Security form: ***nominal paperless***

Face value of one valuable paper of the issue: ***2000 Rub.***

Amount of securities of issue: ***500***

Total amount of issue: ***1000000***

Information on the state registration of issue:

Registration date: ***25.10.2002***

Regitration number: ***4-39-00137-3***

The state registration body: ***Federal Commission of Securities of Russia***

Way of placement: ***conversion at the reorganization***

Period of placement: ***30.11.2002 - 30.11.2002***

The current status of issue: ***placement is completed***

Amount of actually placed securities according to the registered report on results of issue:

Information on the state registration of the report on results of issue:

Registration date:

The state registration body:
Restrictions in circulation of securities of the issue (if available):
Market information on securities of the issue:
Circulation time of bonds of issue: -

Income from bonds of issue:
In percentage of face value: ***Bond interest payments are charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application on repayment of the bond at a rate of 0,1 % annually from face value of the bond.***
Other property equivalent on one bond (Rub.).: ***it is not stipulated***
Other income and rights from bonds of issue: the Owner of the bond has the right:
- to receive from the issuer the face value of the bond at repayment;
- to receive cash income at a rate of 0,1 % from face value of the bond at repayment;
- to receive at availability of a technical opportunity of access to a telephone network to concrete addresses within one year from the moment of purchase of 20 (twenty) bonds and the conclusion of the contract granting access to a telephone network.
The period of repayment: ***c 01.07.2007 till 30.09.2007***
Conditions and procedure of repayment: ***The issuer makes payment of face value and sum of income under the bond in cash or by transfer to bank on the basis of the application of the owner within three months from the date of submission of the application.***
Preschedule repayment is not provided
Coverage of bonds of the issue:
Coverage is not provided.

Income from bonds of the issue paid in the accounting quarter:
Money resources: ***Rub.***
Other property equivalent: ***Rub.***
Other property rights and (or) other income: ***Rub.***

Additional essential information on securities of the issue:
The report on results of issue of securities is directed for registration to Federal Commission of Securities of Russia by the financial adviser of the issuer, CJSC "Gamma Group". (reg. № 40058 of 30.12.2002)

Issue serial number: ***40***
Series: 8
Type: ***interest rate***
Security form: ***nominal paperless***
Face value of one valuable paper of the issue: ***2000 Rub.***

Amount of securities of issue: ***500***
Total amount of issue: ***1000000***

Information on the state registration of issue:
Registration date: ***25.10.2002***
Regitration number: ***4-40-00137-3***
The state registration body: ***Federal Commission of Securities of Russia***

Way of placement: ***conversion at the reorganization***
Period of placement: ***30.11.2002 - 30.11.2002***

The current status of issue: ***placement is completed***

Amount of actually placed securities according to the registered report on results of issue:

Information on the state registration of the report on results of issue:

Registration date:

The state registration body:

Restrictions in circulation of securities of the issue (if available):

Market information on securities of the issue:

Circulation time of bonds of issue: **-**

Income from bonds of issue:

In percentage of face value: ***Bond interest payments are charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application on repayment of the bond at a rate of 0,1 % annually from face value of the bond.***

Other property equivalent on one bond (Rub.).: ***it is not stipulated***

Other income and rights from bonds of issue: the Owner of the bond has the right:

- to receive from the issuer the face value of the bond at repayment;

- to receive cash income at a rate of 0,1 % from face value of the bond at repayment;

- to receive at availability of a technical opportunity of access to a telephone network to concrete addresses within one year from the moment of purchase of 20 (twenty) bonds and the conclusion of the contract granting access to a telephone network.

The period of repayment: ***c 01.10.2007 till 30.12.2007***

Conditions and procedure of repayment: ***The issuer makes payment of face value and sum of income under the bond in cash or by transfer to bank on the basis of the application of the owner within three months from the date of submission of the application.***

Preschedule repayment is not provided

Coverage of bonds of the issue:

Coverage is not provided.

Income from bonds of the issue paid in the accounting quarter:

Money resources: ***Rub.***

Other property equivalent: ***Rub.***

Other property rights and (or) other income: ***Rub.***

Additional essential information on securities of the issue:

The report on results of issue of securities is directed for registration to Federal Commission of Securities of Russia by the financial adviser of the issuer, CJSC "Gamma Group". (reg. № 40058 of 30.12.2002)

Issue serial number: ***41***

Series: 9

Type: ***interest rate***

Security form: ***nominal paperless***

Face value of one valuable paper of the issue: ***2000 Rub.***

Amount of securities of issue: ***500***

Total amount of issue: ***1000000***

Information on the state registration of issue:

Registration date: ***25.10.2002***

Regitration number: ***4-41-00137-3***
The state registration body: ***Federal Commission of Securities of Russia***

Way of placement: ***conversion at the reorganization***
Period of placement: ***30.11.2002 - 30.11.2002***

The current status of issue: ***placement is completed***
Amount of actually placed securities according to the registered report on results of issue:
Information on the state registration of the report on results of issue:
Registration date:
The state registration body:
Restrictions in circulation of securities of the issue (if available):
Market information on securities of the issue:

Circulation time of bonds of issue: **-**

Income from bonds of issue:
In percentage of face value: ***Bond interest payments are charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application on repayment of the bond at a rate of 0,1 % annually from face value of the bond.***
Other property equivalent on one bond (Rub.).: ***it is not stipulated***
Other income and rights from bonds of issue: the Owner of the bond has the right:
- to receive from the issuer the face value of the bond at repayment;
- to receive cash income at a rate of 0,1 % from face value of the bond at repayment;
- to receive at availability of a technical opportunity of access to a telephone network to concrete addresses within one year from the moment of purchase of 20 (twenty) bonds and the conclusion of the contract granting access to a telephone network.
The period of repayment: ***c 03.01.2008 till 30.03.2008***
Conditions and procedure of repayment: ***The issuer makes payment of face value and sum of income under the bond in cash or by transfer to bank on the basis of the application of the owner within three months from the date of submission of the application.***
Preschedule repayment is not provided
Coverage of bonds of the issue:
Coverage is not provided.

Income from bonds of the issue paid in the accounting quarter:
Money resources: ***Rub.***
Other property equivalent: ***Rub.***
Other property rights and (or) other income: ***Rub.***

Additional essential information on securities of the issue:
The report on results of issue of securities is directed for registration to Federal Commission of Securities of Russia by the financial adviser of the issuer, CJSC "Gamma Group". (reg. № 40058 of 30.12.2002)

Issue serial number: ***42***
Series: 10
Type: ***interest rate***
Security form: ***nominal paperless***
Face value of one valuable paper of the issue: ***2000 Rub.***

Amount of securities of issue: ***500***
Total amount of issue: ***1000000***

Information on the state registration of issue:
Registration date: ***25.10.2002***
Regitration number: ***4-42-00137-3***
The state registration body: ***Federal Commission of Securities of Russia***

Way of placement: ***conversion at the reorganization***
Period of placement: ***30.11.2002 - 30.11.2002***

The current status of issue: ***placement is completed***
Amount of actually placed securities according to the registered report on results of issue:

Information on the state registration of the report on results of issue:
Registration date:
The state registration body:
Restrictions in circulation of securities of the issue (if available):
Market information on securities of the issue:
Circulation time of bonds of issue: -

Income from bonds of issue:
In percentage of face value: ***Bond interest payments are charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application on repayment of the bond at a rate of 0,1 % annually from face value of the bond.***
Other property equivalent on one bond (Rub.).: ***it is not stipulated***
Other income and rights from bonds of issue: the Owner of the bond has the right:
- to receive from the issuer the face value of the bond at repayment;
- to receive cash income at a rate of 0,1 % from face value of the bond at repayment;
- to receive at availability of a technical opportunity of access to a telephone network to concrete addresses within one year from the moment of purchase of 20 (twenty) bonds and the conclusion of the contract granting access to a telephone network.
The period of repayment: ***c 01.04.2008 till 30.06.2008***
Conditions and procedure of repayment: ***The issuer makes payment of face value and sum of income under the bond in cash or by transfer to bank on the basis of the application of the owner within three months from the date of submission of the application.***
Preschedule repayment is not provided
Coverage of bonds of the issue:
Coverage is not provided.

Income from bonds of the issue paid in the accounting quarter:
Money resources: ***Rub.***
Other property equivalent: ***Rub.***
Other property rights and (or) other income: ***Rub.***

Additional essential information on securities of the issue:
The report on results of issue of securities is directed for registration to Federal Commission of Securities of Russia by the financial adviser of the issuer, CJSC "Gamma Group". (reg. № 40058 of 30.12.2002)

G. Other data on securities of the issuer.

58, 59, 60. Rights of owners of shares of the issuer. Dividends under shares of the issuer.

58.1

Category of shares: ordinary

Form of shares: ***nominal paperless***

Long title of category / type of shares: ***ordinary nominal paperless shares***

Rights of the owner of shares of the given category (type):

Each common stock of the Society gives the stockholder - to its owner an identical volume of the rights (item 7.1. of the charter):

Each stockholder - the owner of common stock of the Society has the right:

1. To participate in the general meeting of stockholders of the Society in the procedure stipulated by the current legislation of the Russian Federation;

2. To receive dividends in the procedure stipulated by the current legislation of the Russian Federation and the present Charter, in case of their declaration the Society;

3. To receive a part of property of the Society, left after its liquidation, proportionally to number of shares in his possession;

4. To get access to the documents stipulated by item 1 of article 89 of the Federal law "About joint-stock companies", in the procedure stipulated by item 91 of the specified law;

5. To demand from the registrar of the Society the acknowledgement of rights of the stockholder to shares by delivery of an extract from the Register of the Society to him;

6. To receive at the registrar of the Society the information on all recordings on his personal account, and also other information stipulated by legal acts of the Russian Federation, establishing the procedure of conducting a Register;

7. To alienate shares owned by him without the consent of other stockholders and Societies;

8. In the cases stipulated by the current legislation of the Russian Federation to protect in the judicial procedure the broken civil rights, including to demand a compensation of damage from the Society;

9. To demand the repayment by the Society of all or part of shares owned by the stockholder in cases and in the procedure, stipulated by the current legislation of the Russian Federation;

10. To sell shares to the Society in case if a resolution on purchase of the specified shares is approved by the Society;

11. To demand from the Society an extract from the list of persons having right of participation in the General meeting of stockholders, containing the data of the stockholder.

The stockholder owning more than 1 percent of voting shares of the Society, has the right to demand from the registrar of the Society the information on the name of the owners of shares registered in the Register and on amount, category and the face value of shares owned by them (the specified information is given without indication of addresses of stockholders).

The stockholders (stockholder) owning in aggregate not less than 1 percent of the placed common stock of the Society have the right to address the court with a claim against a member of the Board of directors of the Society, the sole executive of the Society, a member of joined executive agency of the Society, and also against the managing organization or the manager about a compensation of damage, caused to the Society as a result of guilty actions (inactivity) of the specified persons.

The stockholders possessing not less than 1 percent of votes in the general meeting of stockholders have the right to demand from the Society to grant the list of persons having the right of participation in the assembly. In this case, all data, documents and the mail address of the stockholders included into this list are given only with their consent.

The stockholders (stockholder) who in aggregate own not less than 2 percent of voting shares of the Society, have the right to propose issues for the agenda of the annual general meeting of

stockholders and candidates for management and control bodies of the Society. At the preparation of the extraordinary general meeting of stockholders with the agenda of election of the Board of directors of the Society, the specified stockholders (stockholder) have the right to offer candidates for election to the Board of directors of the Society.

The stockholders (stockholder) who own in aggregate not less than 10 percent of voting shares of the Society have the right to demand from the Board of directors of the Society the convocation of an extraordinary general meeting of stockholders. In case if during the term established by the current legislation of the Russian Federation and the present Charter, the Board of directors of the Society did not approve the resolution on convocation of an extraordinary general meeting of stockholders or the resolution on refusal of its convocation is approved, the extraordinary meeting can be called by the specified stockholders.

The stockholders (stockholder) who own in aggregate not less than 10 percent of voting shares of the Society, have the right to demand at any time to audit the financial and economic activity of the Society.

The stockholders (stockholder) having in aggregate not less than 25 percent of voting shares of the Society have the right of access, and also have the right to receive copies of book keeping documents and the minutes of sessions of the joined executive agency of the Society.

Stockholders - owners of common stock of the Society have other rights stipulated by the current legislation of the Russian Federation, other legal acts of the Russian Federation issued within the limits of their powers, and also the present Charter.

Dividends under shares of the given category (type):

Period: *1999.*

Size of dividend calculated per share (Rub.): *0.14*

Total sum of dividend calculated per share of the specified category (type) (Rub.): *12274000*

Total sum of dividend actually paid under shares of the specified category (type) (Rub.): *12015135*

Period: *2000.*

Size of dividend calculated per share (Rub.): *0.27*

Total sum of dividend calculated per share of the specified category (type) (Rub.): *23626708*

Total sum of dividend actually paid under shares of the specified category (type) (Rub.): *23159734*

Period: *2001.*

Size of dividend calculated per share (Rub.): *0.32*

Total sum of dividend calculated per share of the specified category (type) (Rub.): *28000795*

Total sum of dividend actually paid under shares of the specified category (type) (Rub.): *16970515*

The size of the charged dividends under shares of the given category (type), on which yet did not begin term of payment (Rub.).:

58.2

Category of shares: *preferred*

Share Type: A

Form of shares: *nominal paperless*

Long title of category / type of shares: *preferred nominal paperless type A shares*

Rights of the owner of shares of the given category (type):

Each preference share of type And Society gives the stockholder, its owner equal rights. (item 8.1. The charter)

Owners of preferred type A shares have the right to receive the annual fixed dividend except for the cases stipulated by the present Charter. The total sum paid as dividend for each type A preference share, is established at a rate of 10 percent of net profit of the Society according to results of the prior fiscal year, divided by number of shares making 25 percent of the charter capital

of the Society. In addition, if the sum of the dividends paid by the Society on each common stock in a certain year, exceeds the sum to be paid as dividends for each type A preference share, the size of dividends paid on the latter, should be increased up to the size of dividends paid for common stocks.

Owners of preferred type A shares have the right to participate in the general meeting of stockholders with a vote at the resolution of issues of reorganization and liquidation of the Society, and also on an issue of emendments and additions to the Charter of the Society, in a case if the specified changes limit rights of the specified stockholders.

Owners of preferred type A shares have the right to participate in the general meeting of stockholders with a vote on all issues of the agenda of the assembly in case if the assembly of stockholders (irrespective of the reasons) did not adopt the resolution on dividend payment or adopt the resolution on incomplete dividend payment for preferred type A shares. The specified right arises for owners of preferred type A shares since the assembly following the annual meeting of stockholders which did not adopt the resolution on dividend payment and stops from the moment of the first dividend payment for the specified shares in full size.

Owners of preferred type A shares have the rights stipulated by item 7.2.3, item 7.2.4, item 7.2.5, item 7.2.6, item 7.2.7, item 7.2.8, item 7.2.10, item 7.2.11 of the present Charter for owners of common stock of the Society. These rights are given to stockholders - owners of preferred type A shares including the case when these shares are not voting.

Owners of preferred type A shares have the rights stipulated by item 7.3, item 7.6, item 7.7, item 7.8, item 7.9 of the present Charter in case when preferred type A shares have the right of vote on all issues of the competence of the general meeting of stockholders of the Society.

Owners of preferred type A shares have the right to demand the repayment by the Society of all or part of shares owned by the stockholder in cases and following the procedure stipulated by the current legislation of the Russian Federation.

Owners of preferred type A shares, possessing not less than 1 percent of votes of the general meeting of stockholders have the right to demand the list of persons having the right of participation in the assembly from the Society. In addition the data of documents and the mail address of the stockholders included in this list, are given only with their consent.

Stockholders, owners of preferred type A shares have other rights stipulated by the current legislation of the Russian Federation, other legal acts of the Russian Federation, and the present Charter.

Dividends under shares of the given category (type):

Period: ***1999.***

Size of dividend calculated per share (Rub.): ***0.6***

Total sum of dividend calculated per share of the specified category (type) (Rub.): ***17535000***

Total sum of dividend actually paid under shares of the specified category (type) (Rub.): ***16472950***

Period: ***2000.***

Size of dividend calculated per share (Rub.): ***1.04***

Total sum of dividend calculated per share of the specified category (type) (Rub.): ***30302509***

Total sum of dividend actually paid under shares of the specified category (type) (Rub.): ***28898704***

Period: ***2001.***

Size of dividend calculated per share (Rub.): ***0.96***

Total sum of dividend calculated per share of the specified category (type) (Rub.): ***27993888***

Total sum of dividend actually paid under shares of the specified category (type) (Rub.): ***12529263***

The size of the charged dividends under shares of the given category (type), on which yet did not begin term of payment (Rub.).:

61. Restrictions in securities circulation.

See items 56 and 57

62. Other essential information on securities of the issuer.

On October 25, 2002, Federal Commission of Securities of the Russian Federation registered the Prospectus of securities issue of the issuer .

On November 30, 2002 there was a placement of declared ordinary nominal paperless shares and preferred nominal paperless type A shares in addition to the placed shares.

Other essential information on securities of the issuer n/a.

APPROVED
OJSC "VolgaTelecom" Board of directors
Minutes №14 of 28.10.2002

Deputy to the Chairman of the Board of directors V.F. Lyulin ________
(signature)

LS

QUARTERLY REPORT

OF THE ISSUER OF ISSUING SECURITIES

For: quarter III of 2002

Open Joint Stock Company "VolgaTelecom"

The issuer code: 00137-A

Location: RF, Nizhny Novgorod city, M.Gorky sq., Post House
Mail address: 603000, RF, Nizhny Novgorod city, M.Gorky sq., Post House

The information contained in this quarterly report is subject to disclosure in accordance with Russian Federation legislation on securities

General director V.F. Lyulin ________
(signature)

Chief accountant A.M. Kireeva ________
(signature)

(LS)

Contact person: *Mironova Elena Petrovna*
Expert in securities
Tel.: *(8312) 34 22 10* Fax: *(8312) 30 67 68*
E-mail address: ***tn@sinn.ru***

A. Data on the issuer

9. Full name of the issuer.

Открытое акционерное общество "ВолгаТелеком"
Open Joint Stock Company "VolgaTelecom"

10. Abbreviated name.

ОАО "ВолгаТелеком"
OJSC "VolgaTelecom"

11. Data on the changes in the name and organizational-legal form of the issuer.

Open Joint Stock Company "Sviyazinform" of Nizhny Novgorod oblast
OJSC "Nizhegorodsviyazinform"
Introduced: ***12.08.1996***

Joint Stock Company of Open Type "Sviyazinform" of Nizhny Novgorod oblast
JSCOP "Nizhegorodsviyazinform"
Introduced: ***15.12.1993***

Current name was introduced: ***28.06.2002***

12. Data on state registration of the issuer and its licenses.

Date of state registration of the issuer: ***15.12.1993***
The number of state registration certificate (other document confirming the issuer's state registration): ***448***
State registration authority: ***Administration of Nizhny Novgorod city***

Licenses:
Number: ***3038***
Date of issue: ***4.11.1996***
Validity term: ***to 1.01.2004***
The agency issued the license: ***RF Ministry of communication***
Activity types: ***Provision of communication services***

Number: ***96 Б 287415***
Date of issue: ***28.04.1997***
Validity term: ***to 9.12.2002***
The agency issued the license: ***RF Department of Federal Security Service for Nizhny Novgorod oblast***
Activity types: ***Execution of works by using data constituting state secret***

Number: ***97 Б 287422***
Date of issue: ***28.04.1997***
The agency issued the license: ***RF Department of Federal Security Service for Nizhny Novgorod oblast***
Activity types: ***Carrying out activities and/or provision of services in the area of state secret protection***

Number: ***3503***

Date of issue: *17.12.1998*

Validity term: *to 17.12.2003*

The agency issued the license: ***Russia's Federal service for television and radio broadcasting***

Activity types: ***Wire radio broadcasting***

Number: ***ННД № 008256 Г395684***

Date of issue: ***6.08.1999***

Validity term: ***to 6.08.2004***

The agency issued the license: ***The center of licensing the construction activity of the administration of Nizhny Novgorod oblast***

Activity types: ***Carrying out design works on Nizhny Novgorod oblast territory***

Number: ***ЛФ/ 07 - 615.52***

Date of issue: ***31.03.1999***

Validity term: ***to 30.03.2004***

The agency issued the license: ***Federal Agency of government communication and information with the President of Russian Federation***

Activity types: ***The activity in the area of information protection: Carrying out arrangements and provision of services for protecting state secret related to the functioning of the body of RF cryptoservice***

Number: ***№ ГС –4-52-02-22-0-5260901817-001732-1***

Date of issue: ***19.09.2002***

Validity term: ***to 20.09.2007***

The agency issued the license: ***RF State committee on construction and housing and municipal complex***

Activity types: ***Performing the functions of customer-property developer***

Number: ***ННД №008381 Г395808***

Date of issue: ***13.09.1999***

Validity term: ***to 13.09.2004***

The agency issued the license: ***The center of licensing the construction activity of the administration of Nizhny Novgorod oblast***

Activity types: ***Carrying out construction and installation works***

Number: ***ННД №009978 Г687612***

Date of issue: ***2.10.2000***

Validity term: ***to 2.10.2003***

The agency issued the license: ***The center of licensing the construction activity of the administration of Nizhny Novgorod oblast***

Activity types: ***Carrying out construction and installation works***

Number: ***17571 А 016817***

Date of issue: ***15.03.2001***

Validity term: ***to 15.03.2006***

The agency issued the license: ***RF Ministry on communication and informatization***

Activity types: ***Provision of services of on air broadcasting of audio programs***

Number: ***4962***

Date of issue: ***16.02.2001***

Validity term: *to 16.02.2006*
The agency issued the license: ***Ministry of press, TV radio broadcasting and mass media***
Activity types: ***Wire radio broadcasting***

Number: *18923 A018237*
Date of issue: *23.07.2001*
Validity term: *to 23.07.2006*
The agency issued the license: ***RF Ministry on communication and informatization***
Activity types: ***Provision of services of mobile radio telephone communication***

Number: *5823*
Date of issue: *10.01.2002*
Validity term: *to 10.01.2007*
The agency issued the license: ***Ministry of press and radio broadcasting***
Activity types: ***On air radio broadcasting***

13. Identification taxpayer number.

5260901817

14. The issuer industry branch.

OKONH codes:
52300

15. The issuer location, mail address and contact telephones.

Location: ***RF, Nizhny Novgorod city, M.Gorky sq., Post House***
Mail address: ***603000, RF, Nizhny Novgorod city, M.Gorky sq., Post House***
Tel.: *(8312) 33 20 47* Fax: *(8312) 30 67 68*
E-mail address: *tn@sinn.ru*

16. Data on the issuer auditor

Name: ***Closed Joint Stock Company "Ernst & Young Vneshaudit"***
Location: ***RF, Moscow, Podsosenskyi pereulok, bld., 20/12, constr. 1-1A***
ITN: *7717025097*
Mail address: ***103062, RF, Moscow, Podsosenskyi pereulok, bld., 20/12, constr. 1-1A***
Tel.: *(8 095) 705 92 92* Fax: *(8 095) 705 92 93*
E-mail address: natalia.klimenkova@ru.eyi.com

Data on auditor's license:
License number: *004768*
Date of issue: *08.02.2000*
Validity term: *to 08.02.2003*
Agency issued the license: ***RF Ministry of finances***

17. Data on organizations keeping the records of rights for the issuer's securities.

Registrar:
Name: ***Closed Joint Stock Company "Registrar-Sviyaz"***
Location: ***123557, RF, Moscow, Presnenskyi val, bld.,27***
Mail address: ***107078, RF, Moscow, Kalancheevskaya str., bld., 15 a, P.O.box 45***
Tel.: *(095) 975 36 05* Fax: *(095) 975 36 05*

E-mail address: ***regsw@asvt.ru***

License:
License number: ***01147***
Date of issue: ***5.10.1996***
Validity term: ***to 8.10.2002***
Agency issued the license: ***Russia's FCSM***

The date since when the specified registrar keeps the register of the issuer's registered securities: ***18.02.2002***

In the report period the issuer did not carry out the central storage of its issuing securities

18. The issuer's depository.

None

19. The issuer's participants.

Total number of shareholders (participants): ***7 496***

Shareholders (participants) possessing less than 5 per cent of the issuer's charter capital:

19.1 Name: ***Open Joint Stock Company "Investment communication company"***
Location: ***RF, Moscow, Plyushchikha str., 55, constr.2***
Mail address: ***119121, RF, Moscow, Plyushchikha str., 55, constr.2***
Equity stake in the issuer charter capital: ***38.00013 %***
Shareholders (participants) possessing at least 25 per cent of the charter capital of shareholder (participant) of the issuer:

19.1.1 Name: ***Russian Federation Ministry of property relations***
Location: ***RF, Moscow, Nikolskyi pereulok, 9***
Mail address: ***103865, RF, Moscow, Nikolskyi pereulok, 9***
Equity stake in the charter capital of shareholder (participant) of the issuer: ***50 % + 1***

19.1.2 Name: ***Mustcom Limited***
Location: ***3 Themistoklis Dervis Street CY-1066 Nicosia, Cyprus***
Mail address: ***103031, Moscow, Dmitrovskyi pereulok, 9***
Equity stake in the charter capital of shareholder (participant) of the issuer: ***25 % + 1***

19.2 Name: ***"ING BANK (EURASIA) CJSC" (CLOSED JOINT STOCK COMPANY)***
Location: ***RF, Moscow, Krasnaya Presnya, 31***
Mail address: ***123022, RF, Moscow, Krasnaya Presnya, 31***
Equity stake in the issuer charter capital: ***22.99477 % (nominee holder)***
Shareholders (participants) possessing at least 25 per cent of the charter capital of shareholder (participant) of the issuer:

19.3 Name: ***Closed Joint Stock Company "Depository-Clearing Company"***
Location: ***RF, Moscow, 1-st Tverskaya Yamskaya str., bld., 13***
Mail address: ***103064, Moscow, Staraya Basmannaya str., bld., 14/2, constr. 4***
Equity stake in the issuer charter capital: ***6.70341 % nominee holder)***
Shareholders (participants) possessing at least 25 per cent of the charter capital of shareholder (participant) of the issuer:

19.4 Name: ***Closed Joint Stock Company "Brunswick UBS Warburg Nominees"***

Location: ***RF, Moscow, Kosmodomianskaya nab., bld., 52, constr. 4***

Mail address: ***113054, RF, Moscow, Kosmodomianskaya nab., bld., 52, constr. 4***

Equity stake in the issuer charter capital: ***5.76087 % (nominee holder)***

Shareholders (participants) possessing at least 25 per cent of the charter capital of shareholder (participant) of the issuer:

20. The issuer management bodies structure.

General meeting of shareholders,
The Board of directors,
General director (single executive body of the issuer),
Management board (joint executive body of the issuer)

Competence of the issuer shareholders (participants) general meeting in accordance with its charter (constituent documents):

Shareholders general meeting is the highest management body of the Company.

The following issues are related to the competence of shareholders general meeting (items 12.2-12.3 of the Charter)

1) Introduction of amendments and additions to the present Charter or Approval of the Charter of the Company in a new wording (except for the cases stipulated by the Federal law "On joint stock companies"), resolutions on which are adopted by the majority of at least three quarters of votes of stockholders - the owners of voting shares of the Company participating in the meeting;

2) Reorganization of the Company, the resolution on which is approved by the majority of at least three quarters of votes of stockholders - the owners of voting shares of the Society participating in the meeting;

3) Liquidation of the Company, appointment of the liquidating commission and approval of intermediate and final liquidating balances, resolutions on which are approved by the majority of at least three quarters of votes of stockholders - the owners of voting shares of the Company participating in the meeting;

4) Election of members of the Board of directors, carried out by a cumulative voting;

5) Prescheduled termination of powers of members of the Board of directors, the resolution on which is approved by the majority of votes of stockholders - owners of the voting shares participating in the meeting;

6) Appointment of a single executive (General director), and also prescheduled termination of his powers, resolutions on which are approved by the majority of stockholders - the owners of voting shares of the Company participating in the meeting;

7) Definition of amount, face value, category (type) of declared shares of the Company and the rights entitled by these shares, resolutions on which are approved by the majority of at least three quarters of votes of stockholders - the owners of voting shares of the Company participating in the meeting;

8) Expansion of the charter capital of the Company by the increase of face value of shares, the resolution on which is approved by the majority of votes of stockholders - the owners of voting shares of the Company participating in the meeting;

9) Expansion of the charter capital of the Company by placement of additional shares by public offering in case if the amount of additionally placed shares makes more than 25 percent of the common stock placed earlier by the Company, the resolution on which is approved by the majority of at least three quarters of votes of stockholders - the owners of voting shares of the Company participating in the meeting;

10) Expansion of the charter capital of the Company by placement of additional shares by private offering, the resolution on which is approved by the majority of at least three quarters of votes of stockholders - the owners of voting shares of the Company participating in the meeting;

11) Reduction of the charter capital of the Company by the decrease of face value of shares:

Repayment of placed shares acquired by the Company following the decision of the Board of directors and not realized within a year from the time of purchase by the Company,

Repayment of shares redeemed by the Company;

Purchase of a part of shares by the Company with a view of reduction of their total amount,

Resolutions on which are adopted by the majority of votes of stockholders - owners of voting shares of the Company participating in the meeting;

12) Election of members of the Auditing committee of the Company and prescheduled termination of their powers, resolutions on which are approved by the majority of stockholders - the owners of voting shares of the Company participating in the meeting;
13) Approval of the auditor of the Company, the resolution on which is approved by the majority of votes of stockholders - the owners of voting shares of the Company participating in the meeting;
14) Approval of annual reports, annual accounting of the Company, including profit and loss statements (accounts of profits and losses) of the Company, and also distribution of the profit, including payment (declaration) of dividends, and losses of the Company by the results of the fiscal year, resolutions on which are approved by the majority of stockholders - the owners of voting shares of the Company participating in the meeting;
15) Definition of the due procedure of conducting the General meeting of stockholders of the Company, the resolution on which is approved by the majority of votes of stockholders - the owners of voting shares of the Company participating in the meeting;
16) Splitting and consolidation of shares, resolutions on which are approved by the majority of stockholders - the owners of voting shares of the Company participating in the meeting;
17) Adoption of the decision on approval of transactions in making of which there is an interest, the resolution on which is adopted in cases and in the procedure, stipulated by article XI of the Federal law "On joint stock companies";
18) Adoption of the decision on approval of large transactions related to purchase, alienation or an opportunity of alienation by the Company directly or indirectly of property the cost of which makes more than 50 percent of the book value of assets of the Company, defined according to its accounting as of the last report date, except for the transactions made in the course of common economic activities of the Company, the transactions related to placement by means of a subscription (realization) of common stocks of the Company, and also the transactions related to placement of issued securities, convertible into common stock of the Company, the resolution on which is approved by the majority of three quarters of votes of stockholders - the owners of voting shares of the Company participating in the meeting;
19) Adoption of the decision on participation in the holding companies, financial and industrial groups, associations and other societies of commercial organizations, accepted by the majority of votes of stockholders - the owners of voting shares of the Company participating in the meeting;

20) The approval of the internal documents regulating the activity of the bodies of the Company, the resolution on which is approved by the majority of votes of stockholders - the owners of voting shares of the Company participating in the meeting;

21) Placement by the Company of the bonds convertible into shares and of other issuing securities, convertible into shares if the specified bonds (other issuing securities) are placed by means of closed subscription or by public offering if the convertible bonds (other issuing securities) offered by an open subscription can be converted into common stock of the Company making up more than 25 percent of the common stock placed earlier, the resolution on which is approved by the majority of at least three quarters of votes of stockholders - the owners of voting shares of the Company participating in the meeting;

22) Adoption of the decision on compensation at the expense of the Company of expenses on preparation and convocation of an extraordinary general meeting of stockholders of the Company in case if, in defiance of requirements of current legislation of Russian Federation, the Board of directors did not approve the resolution on convocation of an extraordinary meeting and the mentioned assembly is called by other persons. The resolution is approved by the majority of votes of stockholders - owners of voting shares of the Company participating in the meeting;
23) Exemption of the person who independently or together with affiliates acquired 30 percent or more of the placed common stock of the Company, from the duty of purchase of shares from other stockholders of the Company, the resolution on which is approved by the majority of votes

of stockholders - owners of the voting shares participating in the meeting, except for the votes with the shares, belonging to the specified person and his affiliates;

24) Adoption of the decision on transfer of powers of single executive body of the Company to a managing organization or to a manager;

25) Deciding of other issues stipulated by the Federal Law "On joint stock companies" and the present Charter.

The general meeting of stockholders is entitled to make decisions on the issues stipulated by items 2, 8, 9, 10, 16 - 20, 24 of item 12.2 of the present Charter only upon a motion of the Board of directors. In addition, other persons having according to the current legislation of Russian Federation powers to make a motion for the agenda of the annual or extraordinary general meeting of stockholders have no right to demand from the Board of directors to include the mentioned issues into the agenda of the assembly.

The general meeting of stockholders of the Company at any time has the right to make decisions on prescheduled termination of powers of General director of the Company and on the appointment of a new General director. (Item 15.5).

The general meeting of stockholders has no right to consider and make decisions on issues which do not fall into its competence according to the Federal Law "On joint stock companies". The general meeting has no right to make decisions on the issues not included in the agenda of the meeting, and also to change the agenda.

The competence of the Board of directors (supervisory council) of the issuer according to the charter (constituent documents):

The Board of directors - joint management body of the Company which is carrying out general operation management of the Company.

The Company's Board of directors is annually elected by the annual general meeting of stockholders to the number of 11 persons by cumulative voting.

The following issues (item 13.4 of the Charter) fall into the competence of the Board of directors of the Company:

1) Definition of priority trends of activity of the Company, including the approval of budgets, business - plans, strategy and programs of development of the Company;

2) Convocation of annual and extraordinary general meetings of stockholders, except for the cases stipulated by item 8 of article 55 of the Federal Law "On joint stock companies";

3) Approval of the agenda of the general meeting of stockholders;

4) Definition of date of drawing up the list of the persons having the right of participation in the general meeting of stockholders, and other issues falling into the competence of the Board of directors of the Company according to regulations of article VII of the Federal Law "On joint stock companies" and related to preparation and holding the general meeting of stockholders;

5) Preliminary approval of the annual report of the Company;

6) Expansion of the charter capital of the Company by placement by the Company of additional shares within the limits of the amount of declared shares defined by the present Charter;

7) Expansion of the charter capital of the Company by placement by the Company of additional shares by public offering within the limits of the amount of declared shares if the amount of additionally placed shares makes up 25 percent or less of the common stock placed by the Company earlier;

8) Placement of bonds and other issuing securities by the Company in case when they are not convertible into shares of the Company under conditions of placement of the specified bonds and other issuing securities;

9) Placement by the Company of the bonds convertible into the shares and of other issuing securities convertible into shares if the specified bonds (other issuing securities) are placed by a public offering and the convertible bonds (other issuing securities) can be converted into common stock of the Company making up 25 percent or less of common stock placed earlier;

10) Definition of the price (monetary valuation) of property, of the price of placement and repayment of issuing securities in the cases stipulated by the Federal Law "On joint stock companies";

11) Approval of resolutions on issue of securities, prospectuses of issue of securities, reports on results of issue of securities of the Company, quarterly reports of the issuer of issuing securities;

12) Recommendations on the size of compensations and indemnifications paid to members of the Auditing committee of the Company, definition of the size of payment of services of the auditor;

13) Recommendations on the size of dividend under shares, the form and term of payment;

14) Use of reserve fund and other funds of the Company;

15) Approval of internal documents of the Company regulating issues falling into the competence of the Board of directors of the Company, except for internal documents the approval of which is attributed by the charter of the Company to the competence of the general meeting of stockholders and executive bodies of the Company;

16) Approval of transactions connected to purchase, alienation or an opportunity of alienation by the Company directly or indirectly of property the cost of which makes up from 1 to 25 percent of the book value of the assets of the Company determined according to its accounting statements by the last report date, except for transactions made in the course of common economic activities of the Company;

17) Approval of transactions connected to purchase, alienation or an opportunity of alienation by the Company directly or indirectly property the cost of which makes from 25 to 50 percent of the book value of assets of the Company determined according to its accounting statements by the last report date, except for transactions made in the course of common economic activities of the Company, transactions connected to placement by subscription (realization) of common stock of the Company, and transactions connected to placement of issuing securities convertible into common stock of the Company;

18) Approval of transactions in making of which there is an interest in the cases stipulated by article XI of the Federal Law "On joint stock companies";

19) Purchase of shares, bonds and other securities placed by the Company;

20) Taking decisions on participation (entry as a participant, termination of participation, change of participation share) of the Company in other organizations, including by purchase, sale of shares, equity stakes of other organizations;

21) Taking decisions on issues of the agenda of the general meetings of affiliated companies (the supreme management bodies of other organizations) in which the Company is a sole participant;

22) Definition of due interaction of the Company with the organizations in which the Company participates;

23) Approval of the Company's Registrar and of contract provisions with it, and also cancellation of the contract with it;

24) Election (re-election) of Chairman of the Board of directors of the Company, his deputy;

25) Appointment of the Secretary of the Board of directors and definition of the size of his compensation;

26) Definition of quantitative structure and appointment of members of Management board of the Company, and also prescheduled termination of their powers;

27) Approval for candidates for posts of heads of branches and representation offices and their dismissal;

28) Creation of branches, opening of representation offices, their liquidation, approval of their Regulations;

29) Approval of terms and conditions of contracts concluded with the General director, members of Management board, heads of branches and representation offices, and also consideration of issues, the decisions on which should be taken by the Board of directors according to the specified contracts;

30) Prolongation of validity term of the contract with the General director of the Company within the limits of the term established by the present Charter;

31) Prolongation of validity term of contracts with members of Management board, heads of branches and representation offices;

32) Approval for structure of the Company;

33) Suspension of authorities of the General director or powers of the managing organization

(manager);
34) Appointment of an interim General director;
35) Other issues stipulated by the Federal Law "On joint stock companies" and the present Charter.

The issues falling into the competence of the Board of directors of the Company cannot be transferred for deciding to a joint or to a single executive body of the Company.

The competence of single and joint executive bodies of the issuer according to its charter (constituent documents):

General director is a single executive who is carrying out the management of the current activity of the Company, he is appointed by the general meeting of stockholders for the term not more than five years.

At the sessions of the Board of directors and assemblies of stockholders, the point of view of the Management board of the Company is represented by General director.

General director takes decisions on the issues not attributed by the present Charter to the competence of the general meeting of stockholders, the Board of directors or Management board of the Company.

General director acts on behalf of the Company without power of attorney:

- Disposes of property of the Company for securing its current activity within the limits established by the Charter and internal documents of the Company;

- Represents the Company's interests in authorities and courts, both in Russian Federation and beyond its limits;

- Approves the staff listing, concludes and terminates labor contracts with workers of the Company, applies incentive measures to workers and imposes sanctions on them;

- Recommends personal structure of members of Management board for the approval by the Board of directors and signs contracts after their approval by the Board of directors;

- Gives powers of attorney on behalf of the Company;

- Opens accounts of the Company in banks;

- Issues orders and instructions obligatory for execution by all workers of the Company;

- Concludes by the instruction of the Management board and on behalf of the Company the collective agreement with workers of the Company and arranges its performance;

- Carries out organizational and administrative activity for the development of the list of the information which constitutes a trade secret, issues orders and instructs on observance of requirements of protection of a trade secret;

- Independently makes transactions, except for transactions the approval of which falls into the competence of general meeting and the Board of directors;

- Executes other functions necessary for achievement of purposes of the Company and its normal operation, according to the current legislation of Russian Federation and the present Charter, except for the functions assigned to other management bodies of the Company.

General director functions as the Chairman of the Management board of the Company. General director presides over the general meeting of stockholders if other decision was not adopted by the Board of directors of the Company.

Rights, duties, the term of office, the size of remuneration of labor and the responsibility of General director are defined by the contract concluded by him with the Company. The contract is signed by the Chairman of the Board of directors of the Company on behalf of the Company.

The Management board is joint executive body organizing performance of decisions of the general meeting of stockholders and the Board of directors of the Company:

The quantitative and personal structure of the Management board is defined by the decision of the Board of directors of the Company upon a motion of the General director of the Company.

The board of directors has the right to make a decision on prescheduled termination of powers of members of the Management board.

The following issues of management by current activity of the Company fall into the competence of Management board of the Company (item 14.4 of the Charter):

1) Development of technical, financial and economic and tariff policy of the Company;

2) Development of proposals on the major trends of activity of the Company, including drafts of budgets, business - plans, strategy and programs of development of the Company;

3) Organization of control over financial and economic activity of the Company;

4) Development of personnel and social policy of the Company;

5) Approval of terms and conditions of the collective agreement;

6) Preparation of materials and drafts of resolutions on the issues subject to consideration of the general meeting of stockholders and the Board of directors, including development of proposals on making transactions the approval of which falls into the competence of the general meeting of stockholders and the Board of directors of the Company, on participation of the Company in other organizations, etc.;

7) Organizational and technical support of the activity of the Company's bodies;

8) Analysis of results of work of structural units of the Company, including local ones, and development of instructions obligatory for execution on perfection of their operation;

9) Approval of internal documents regulating issues falling into the competence of the Management board of the Company, except for the documents approved by the general meeting of stockholders and the Board of directors of the Company;

The Company's Management board has also the right to take decisions on other issues of management of current activity of the Company by the instruction of the Board of directors or upon a proposal of General director of the Company.

The procedure of convocation and holding the Management board meetings, and also the procedure of adoption of decisions by the Management board are established by Regulations on the Management board of the Company approved by the general meeting of stockholders of the Company.

Rights, duties, the term of office, the size of remuneration of labor and the responsibility of members of the Management board are defined by the contract concluded by each of them with the Company. The contract on behalf of the Company is signed by General director of the Company.

21. Members of the Board of directors (supervisory council) of the issuer.

The Board of directors
The Chairman: ***Osipchuk Anton Igorevich***

Members of the Board of directors:

Bakhayev Mikhail Anatolievich
Year of birth: ***1952***

Posts held during the last 5 years:
Period: ***1997 - present time***
Organization: ***OJSC "VolgaTelecom"***
Activity: ***telecommunications***
Post: ***Deputy General director, director of Nizhny Novgorod city's telephone network - branch of the OJSC***

Period: ***1997 - present time***
Organization: ***OJSC "VolgaTelecom"***
Activity: ***telecommunications***

Post: ***Member of the Board of directors***

Period: ***1999 - present time***
Organization: ***CJSC "Volga - Sotel"***
Activity: ***construction***
Post: ***Member of the Board of directors***

Equity stake in charter capital of the issuer: ***0.34125%***
Shares in affiliated / dependent companies of the issuer:
none

Compensations paid for the report quarter:
Confidential information

Volkov Vladimir Nikolayevich
Year of birth: ***1951***

Posts held during the last 5 years:
Period: ***1997 - present time***
Organization: ***OJSC "VolgaTelecom"***
Activity: ***telecommunications***
Post: ***Deputy General director, director of Dzerzhinsk inter-district telecommunications center, branch of the OJSC***

Period: ***1997 - 2000***
Organization: ***OJSC "VolgaTelecom"***
Activity: ***telecommunications***
Post: ***Member of the Management board***

Period: ***2000 - present time***
Organization: ***OJSC "VolgaTelecom"***
Activity: ***telecommunications***
Post: ***Member of the Board of directors***

Period: ***2002 - present time***
Organization: ***OJSC "Sviyazinform" of Penza oblast***
Activity: ***telecommunications***
Post: ***Member of the Board of directors***

Equity stake in charter capital of the issuer: ***0.01654%***
Shares in affiliated / dependent companies of the issuer:
none

Compensations paid for the report quarter:
Confidential information

Grigorieva Alla Borisovna
Year of birth: ***1967***

Posts held during the last 5 years:
Period: ***1996 - 1997***
Organization: ***OJSC "Sviayzinvest"***
Activity: ***telecommunications***
Post: ***chief expert of Service of securities and management of share holdings***

Period: ***1997 - 1999***
Organization: ***OJSC "Sviayzinvest"***
Activity: ***telecommunications***
Post: ***deputy head of Service of management of share holdings***

Period: ***1999 - present time***
Organization: ***OJSC "Sviayzinvest"***
Activity: ***telecommunications***
Post: ***Deputy director, chief of Department of representatives of corporate governance department***

Period: ***1996 - 1997***
Organization: ***OJSC "Elektrosviayz" of Kemerovo oblast***
Activity: ***telecommunications***
Post: ***Member of the Board of directors***

Period: ***1996 - 1997***
Organization: ***OJSC "Elektrosviayz" of Kostroma oblast***
Activity: ***telecommunications***
Post: ***Member of the Board of directors***

Period: ***1996 - 1997***
Organization: ***OJSC "Kostroma CTN"***
Activity: ***telecommunications***
Post: ***Member of the Board of directors***

Period: ***1996 - 1997***
Organization: ***OJSC "Elektrosviayz" of Oryol oblast***
Activity: ***telecommunications***
Post: ***Member of the Board of directors***

Period: ***1997 - present time***
Organization: ***OJSC "VolgaTelecom"***
Activity: ***telecommunications***
Post: ***Member of the Board of directors***

Period: ***1997 - 1998***
Organization: ***OJSC "Amursviayz"***
Activity: ***telecommunications***
Post: ***Member of the Board of directors***

Period: ***1997 - 2000***
Organization: ***OJSC "Ivtelecom"***
Activity: ***telecommunications***
Post: ***Member of the Board of directors***

Period: ***1997 - 1998***
Organization: ***OJSC "Sviyazinform" of Penza oblast***
Activity: ***telecommunications***
Post: ***Member of the Board of directors***

Period: ***1997 – present time***
Organization: ***OJSC "Elektrosviayz" of Kaluga oblast***
Activity: ***telecommunications***
Post: ***Chairman of the Board of directors***

Period: ***1997 – present time***
Organization: ***OJSC "Telecommunications networks" of Udmurt Republic***
Activity: ***telecommunications***
Post: ***Chairman of the Board of directors***

Period: ***1998 – present time***
Organization: ***OJSC "Sakhalinsviayz"***
Activity: ***telecommunications***
Post: ***Member of the Board of directors***

Period: ***1999 - 2000***
Organization: ***OJSC "Sviyazinform" of Penza oblast***
Activity: ***telecommunications***
Post: ***Member of the Board of directors***

Period: ***1999 - 2000***
Organization: ***OJSC "Karachaevo-Cherkesskelektrosviayz"***
Activity: ***telecommunications***
Post: ***Member of the Board of directors***

Period: ***1999 - present time***
Organization: ***OJSC "Uralsviyazinform" of Perm oblast***
Activity: ***telecommunications***
Post: ***Member of the Board of directors***

Period: ***2000 - present time***
Organization: ***OJSC "Elektrosvyaz" of Rostov oblast***
Activity: ***telecommunications***
Post: ***Member of the Board of directors***

Period: ***2001 - 2002***
Organization: ***OJSC "Elektrosviyaz" of Republic of Adygea***
Activity: ***telecommunications***

Post: ***Member of the Board of directors***

Period: ***2001 – present time***
Organization: ***OJSC "Elektrosviyaz" of Ulyanovsk oblast***
Activity: ***telecommunications***
Post: ***Member of the Board of directors***

Period: ***2001 - present time***
Organization: ***OJSC "Sviyazinform" of Penza oblast***
Activity: ***telecommunications***
Post: ***Member of the Board of directors***

Equity stake in charter capital of the issuer: ***0.00171%***
Shares in affiliated / dependent companies of the issuer:
none

Compensations paid for the report quarter:
Confidential information

Grigorieva Lyubov Ivanovna
Year of birth: ***1953***

Posts held during the last 5 years:
Period: ***1997 - present time***
Organization: ***OJSC "VolgaTelecom"***
Activity: ***telecommunications***
Post: ***Deputy General director***

Period: ***1997 - present time***
Organization: ***OJSC "VolgaTelecom"***
Activity: ***telecommunications***
Post: ***Member of the Management board***

Period: ***1999 - present time***
Organization: ***OJSC "VolgaTelecom"***
Activity: ***telecommunications***
Post: ***Member of the Board of directors***

Period: ***1997 - 2002***
Organization: ***LLC "The First independent registrar"***
Field of activity: ***information service***
Post: ***Chairman of the Board of directors***

Period: ***2002 - present time***
Organization: ***LLC "The First independent registrar"***
Field of activity: ***information service***
Post: ***Member of the Board of directors***

Period: ***1997 - 2001***
Organization: ***OJSC "Nizhny Novgorod regional center "Myza"***
Activity: ***Operations with real estate, trade***
Post: ***Member of the Board of directors***

Period: ***2001 - 2002***
Organization: ***OJSC "Sviyazinform" of Penza oblast***
Activity: ***telecommunications***
Post: ***Member of the Board of directors***

Period: ***2001 - 2002***
Organization: ***CJSC "RusLeasingSviyaz"***
Activity: ***leasing***
Post: ***Member of the Board of directors***

Period: ***2001 – present time***
Organization: ***OJSC "Kirovelektrosviyaz"***
Activity: ***telecommunications***
Post: ***Member of the Board of directors***

Period: ***2001 - present time***
Organization: ***OJSC "Udmurttelekom"***
Activity: ***telecommunications***
Post: ***Member of the Board of directors***

Equity stake in charter capital of the issuer: ***0.0335%***
Shares in affiliated / dependent companies of the issuer:
none

Compensations paid for the report quarter:
Confidential information

Degtyaryov Vadim Sergeyevich
Year of birth: ***1975***

Posts held during the last 5 years:
Period: ***1997 - present time***
Organization: ***Investment Company "Brunswick Capital Management»***
Activity: ***management***
Post: ***Fund manager***

Period: ***2001 - present time***
Organization: ***OJSC "Trading House of Central Department Store"***
Activity: ***trade***
Post: ***Member of the Board of directors***

Period: ***2001 - present time***
Organization: ***CJSC "Central Department Store Invest"***
Activity: ***real estate activities***
Post: ***Member of the Board of directors***

Period: ***2001 - present time***
Organization: ***OJSC "Sviyazinform" of Samara oblast***
Activity: ***telecommunications***
Post: ***Member of the Board of directors***

Period: ***2001 - present time***
Organization: ***OJSC "Moscow city telephone network"***
Activity: ***telecommunications***
Post: ***Member of the Board of directors***

Period: ***2002 - present time***
Organization: ***OJSC "VolgaTelecom"***
Activity: ***telecommunications***
Post: ***Member of the Board of directors***

Period: ***2002 - present time***
Organization: ***OJSC "Konakovo hydro power station"***
Activity: ***electric power industry***
Post: ***Member of the Board of directors***

Equity stake in charter capital of the issuer: ***none***
Shares in affiliated / dependent companies of the issuer:
none

Compensations paid for the report quarter:
Confidential information

Zabolotny Igor Viktorovich
Year of birth: ***1967***

Posts held during the last 5 years:
Period: ***1997 - 1999***
Organization: ***OJSC "Rostelecom"***
Activity: ***telecommunications***
Post: ***expert, executive director - chief of department of organization and planning of services and tariffs of long-distance telephone communication, executive director - chief of department of general operation of communication services***

Period: ***1999 – present time***
Organization: ***OJSC "Sviayzinvest"***
Activity: ***telecommunications***

Post: *executive director - director of Department of marketing and the organization of sale of services*

Period: *2000 - 2002*
Organization: *OJSC "Elektrosviyaz" of Republic of Kalmykia*
Activity: *telecommunications*
Post: *Chairman of the board of directors*

Period: *2000 – present time*
Organization: *OJSC "Sakhalinsviyaz"*
Activity: *telecommunications*
Post: *Chairman of the board of directors*

Period: *2000 - present time*
Organization: *OJSC "Dalsviyaz"*
Activity: *telecommunications*
Post: *Member of the Board of directors*

Period: *2002 - present time*
Organization: *OJSC "Elektrosviyaz" of Khabarovsk territory*
Activity: *telecommunications*
Post: *Member of the Board of directors*

Period: *2002 - present time*
Organization: *OJSC "VolgaTelecom"*
Activity: *telecommunications*
Post: *Member of the Board of directors*

Period: *2002 - present time*
Organization: *OJSC "Elektrosviyaz" of Tver oblast*
Activity: *telecommunications*
Post: *Member of the Board of directors*

Period: *2002 - present time*
Organization: *OJSC "Dalsviyaz"*
Activity: *telecommunications*
Post: *Member of the Management board*

Period: *2002 - present time*
Organization: *OJSC "Rostelecom"*
Activity: *telecommunications*
Post: *Member of the Management board*

Period: *2002 - present time*
Organization: *OJSC "Hyprosviyaz"*
Activity: *telecommunications*
Post: *Member of the Board of directors*

Equity stake in charter capital of the issuer: ***none***
Shares in affiliated / dependent companies of the issuer:
none

Compensations paid for the report quarter:
Confidential information

Lopatin Alexander Vladimirovich
Year of birth: ***1964***

Posts held during the last 5 years:
Period: ***1997 - 1998***
Organization: ***RAO "Unified Energy Systems"***
Activity: ***power energy industry***
Post: ***director of Exchequer***

Period: ***1999 - 2000***
Organization: ***OJSC "Sviayzinvest"***
Activity: ***telecommunications***
Post: ***first deputy to General director***

Period: ***2000 - present time***
Organization: ***OJSC "Sviayzinvest"***
Activity: ***telecommunications***
Post: ***Deputy General director***

Period: ***2000 - present time***
Organization: ***OJSC "Sviayzinvest"***
Activity: ***telecommunications***
Post: ***Member of the Management board***

Period: ***2001 - 2002***
Organization: ***Noncommercial partnership "Telecommunications development problems research center"***
Activity: ***telecommunications***
Post: ***Chairman of the Council of partnership***

Period: ***2002 - present time***
Organization: ***Noncommercial partnership "Telecommunications development problems research center"***
Activity: ***telecommunications***
Post: ***director of partnership***

Period: ***2001 - present time***
Organization: ***OJSC "Elektrosvyaz" of Krasnoyarsk region***
Activity: ***telecommunications***
Post: ***Chairman of the Board of directors***

Period: ***2000 - present time***
Organization: ***CJSC "RusLeasingSviyaz"***
Activity: ***leasing***
Post: ***Chairman of the Board of directors***

Period: ***2001 - present time***
Organization: ***OJSC "Rostelecom"***
Activity: ***telecommunications***
Post: ***Member of the Board of directors***

Period: ***2001 - present time***
Organization: ***OJSC "Hantymansiyskokrtelecom"***
Activity: ***telecommunications***
Post: ***Chairman of the Board of directors***

Period: ***2002 - present time***
Organization: ***OJSC "Dalsviyaz"***
Activity: ***telecommunications***
Post: ***Chairman of the Board of directors***

Period: ***2001 - present time***
Organization: ***OJSC "MGTS"***
Activity: ***telecommunications***
Post: ***Member of the Board of directors***

Period: ***2002 - present time***
Organization: ***OJSC "VolgaTelecom"***
Activity: ***telecommunications***
Post: ***Member of the Board of directors***

Period: ***2002 - present time***
Organization: ***OJSC "Sibirtelecom"***
Activity: ***telecommunications***
Post: ***Member of the Board of directors***

Period: ***2000 - present time***
Organization: ***CJSC "MobiTel"***
Activity: ***telecommunications***
Post: ***Member of the Board of directors***

Period: ***2001 - present time***
Organization: ***OJSC "Central Telegraph"***
Activity: ***telecommunications***
Post: ***Chairman of the Board of directors***

Period: ***2001 - present time***
Organization: ***OJSC "Centertelecom"***
Activity: ***telecommunications***
Post: ***Member of the Board of directors***

Period: ***2002 - present time***
Organization: ***OJSC "Rostelecom"***
Activity: ***telecommunications***
Post: ***Member of the Management board***

Equity stake in charter capital of the issuer: ***none***
Shares in affiliated / dependent companies of the issuer:
none

Compensations paid for the report quarter:
Confidential information

Lyulin Vladimir Fedorovich
Year of birth: ***1938***

Posts held during the last 5 years:
Period: ***1997 - present time***
Organization: ***OJSC "VolgaTelecom"***
Activity: ***telecommunications***
Post: ***General director***

Period: ***1997 - present time***
Organization: ***OJSC "VolgaTelecom"***
Activity: ***telecommunications***
Post: ***Member of the Board of directors***

Period: ***1997 - present time***
Organization: ***OJSC "VolgaTelecom"***
Activity: ***telecommunications***
Post: ***Member of the Management board***

Period: ***1997 - present time***
Organization: ***CJSC «Nizhegorodteleservice»***
Activity: ***telecommunications***
Post: ***Member of the Board of directors***

Period: ***1997 - present time***
Organization: ***CJSC "Nizhegorodpromstroibank"***
Activity: ***finance, credit***
Post: ***Member of the Board of directors***

Period: ***1997 - 2001***
Organization: ***CJSC "TeleRoss-Nizhny Novgorod"***
Activity: ***telecommunications***
Post: ***Member of the Board of directors***

Period: ***1997 - 2001***
Organization: ***VAO "Nizhny Novgorod Fair"***
Activity: ***culture and art (exhibitions)***
Post: ***Member of the Board of directors***

Period: ***1997 - present time***
Organization: ***Non-government pension fund "Doveriye"***
Activity: ***provision of pensions***
Post: ***Chairman of the Fund's council***

Period: ***1997 - present time***
Organization: ***CJSC "Nizhny Novgorod cellular communication"***
Activity: ***telecommunications***
Post: ***Member of the Board of directors***

Period: ***1997 - present time***
Organization: ***CJSC "Transsviyaz"***
Activity: ***telecommunications***
Post: ***Member of the Board of directors***

Period: ***1998 - present time***
Organization: ***CJSC Commercial bank "ONEXIM-VOLGA"***
Activity: ***finance, credit***
Post: ***Member of the Bank's council***

Period: ***1998 - present time***
Organization: ***CJSC "Sotel-Nizhny Novgorod"***
Activity: ***telecommunications***
Post: ***Member of the Board of directors***

Period: ***1998 - present time***
Organization: ***CJSC "Ericsson sviyaz"***
Activity: ***telecommunications***
Post: ***Member of the Board of directors***

Period: ***1999 - present time***
Organization: ***CJSC "Nizhny Novgorod radio telephone"***
Activity: ***telecommunications***
Post: ***Member of the Board of directors***

Period: ***2001 - present time***
Organization: ***Non-commercial partnership "Telecommunications development problems research center"***
Activity: ***telecommunications***
Post: ***Member of the partnership's council***

Period: ***2001 - present time***
Organization: ***OJSC "Saratovelektrosviyaz"***
Activity: ***telecommunications***

Post: ***Member of the Board of directors***

Period: ***2001 - present time***
Organization: ***OJSC "Sviyazinform" of Samara oblast***
Activity: ***telecommunications***
Post: ***Member of the Board of directors***

Period: ***2001 - present time***
Organization: ***Union of manufacturers and consumers of equipment for communication facilities***
Activity: ***telecommunications***
Post: ***Member of the Board of directors***

Period: ***2001 - present time***
Organization: ***OJSC "Ulyanovskelektrosviyaz"***
Activity: ***telecommunications***
Post: ***Member of the Board of directors***

Period: ***2002 - present time***
Organization: ***OJSC "Elektrosviyaz" of Orenburg oblast***
Activity: ***telecommunications***
Post: ***Member of the Board of directors***

Period: ***2002 - present time***
Organization: ***OJSC "Martelcom"***
Activity: ***telecommunications***
Post: ***Member of the Board of directors***

Period: ***2002 - present time***
Organization: ***OJSC "National payphone network"***
Activity: ***telecommunications***
Post: ***Member of the Board of directors***

Equity stake in charter capital of the issuer: ***0.51203%***
Shares in affiliated / dependent companies of the issuer:
none

Compensations paid for the report quarter:
Confidential information

Osipchuk Anton Igorevich
Year of birth: ***1967***

Posts held during the last 5 years:
Period: ***1996 - 1997***
Organization: ***Joint-stock bank "Incombank"***
Activity: ***finance and credit***
Post: ***chief of the profit center, deputy manager***

Period: *1997 - 2000*
Organization: *OJSC "Telecominvest"*
Activity: *investment*
Post: *Deputy General director on economics and the finance*

Period: *1999 - 2000*
Organization: *OJSC "Telecominvest"*
Activity: *investment*
Post: *Member of the Board of directors*

Period: *2000 – present time*
Organization: *OJSC "Sviayzinvest"*
Activity: *telecommunications*
Post: *first deputy to General director*

Period: *2000 - present time*
Organization: *OJSC "Sviayzinvest"*
Activity: *telecommunications*
Post: *Member of the Management board*

Period: *2000 - 2002*
Organization: *OJSC "PTS"*
Activity: *telecommunications*
Post: *Member of the Board of directors*

Period: *2000 - present time*
Organization: *CJSC "Mobitel"*
Activity: *telecommunications*
Post: *Member of the Board of directors*

Period: *2000 - present time*
Organization: *OJSC "ROSTELECOM"*
Activity: *telecommunications*
Post: *Member of the Board of directors*

Period: *2001 - present time*
Organization: *OJSC "VolgaTelecom"*
Activity: *telecommunications*
Post: *Member of the Board of directors*

Period: *2001 - present time*
Organization: *CJSC "North-Western Telecombank"*
Activity: *finance and credit*
Post: *Member of the Board of directors*

Period: *2001 - present time*
Organization: *OJSC "Southern telecommunications company"*
Activity: *telecommunications*
Post: *Member of the Board of directors*

Period: ***2001 - present time***
Organization: ***OJSC "RTKomm.RU"***
Activity: ***telecommunications***
Post: ***Member of the Board of directors***

Period: ***2001 - present time***
Organization: ***OJSC "Sviyazinform" of Samara oblast***
Activity: ***telecommunications***
Post: ***Chairman of the board of directors***

Period: ***2001 - present time***
Organization: ***OJSC "Uralsviyazinform" of Perm oblast***
Activity: ***telecommunications***
Post: ***Chairman of the board of directors***

Period: ***2001 - present time***
Organization: ***OJSC "MTS"***
Activity: ***telecommunications***
Post: ***Member of the Board of directors***

Period: ***2002 - present time***
Organization: ***AKB "Sviyaz-Bank"***
Activity: ***finance and credit***
Post: ***Member of the Board of directors***

Period: ***2002 - present time***
Organization: ***Non-commercial partnership "Telecommunications development problems research center"***
Activity: ***telecommunications***
Post: ***Chairman of the partnership's council***

Period: ***2002 - present time***
Organization: ***OJSC "RTK-Leasing"***
Activity: ***telecommunications***
Post: ***Member of the Board of directors***

Period: ***2002 - present time***
Organization: ***Non-government Pension Fund "Rostelecom-Garantiya"***
Activity: ***telecommunications***
Post: ***Member of the Fund's council***

Equity stake in charter capital of the issuer: ***none***
Shares in affiliated / dependent companies of the issuer:
none

Compensations paid for accounting quarter:
Confidential information

22. Single and joint management bodies of the issuer and officials of the managing issuer.

Single executive body and also members of the joined executive body of the issuer:
Arakcheyev Alexander Vasilievich
Year of birth: ***1938***

Posts held during the last 5 years:
Period: ***1997 - present time***
Organization: ***OJSC "VolgaTelecom"***
Activity: ***telecommunications***
Post: ***Chief engineer***

Period: ***1997 - 1999***
Organization: ***OJSC "VolgaTelecom"***
Activity: ***telecommunications***
Post: ***Member of the Board of directors***

Period: ***1997 - present time***
Organization: ***OJSC "VolgaTelecom"***
Activity: ***telecommunications***
Post: ***Member of the Management board***

Equity stake in charter capital of the issuer: ***0.17206%***
Shares in affiliated / dependent companies of the issuer:
none

Compensations paid for the report quarter:
Confidential information

Abashin Vladimir Aleksandrovich
Year of birth: ***1949***

Posts held during the last 5 years:
Period: ***1997 - present time***
Organization: ***OJSC "VolgaTelecom"***
Activity: ***telecommunications***
Post: ***Deputy General director, director of Arzamas inter-district telecommunications center - branch of the OJSC***

Period: ***2000 - present time***
Organization: ***OJSC "VolgaTelecom"***
Activity: ***telecommunications***
Post: ***Member of the Management board***

Equity stake in charter capital of the issuer: ***0.02333%***
Shares in affiliated / dependent companies of the issuer:
none

Compensations paid for the report quarter:
Confidential information

Vystorop Vasilyi Petrovich
Year of birth: ***1949***

Posts held during the last 5 years:
Period: ***1997 - 1999***
Organization: ***military unit 41635 of Moscow military districts. N.Novgorod***
Activity: ***organization and operation of army telecommunications system***
Post: ***chief of army telecommunications forces***

Period: ***1999 - 2000***
Organization: ***OJSC "VolgaTelecom"***
Activity: ***telecommunications***
Post: ***chief of department for mobilization preparation and emergency situations***

Period: ***2000 - present time***
Organization: ***OJSC "VolgaTelecom"***
Activity: ***telecommunications***
Post: ***Deputy General director***

Period: ***2000 - present time***
Organization: ***OJSC "VolgaTelecom"***
Activity: ***telecommunications***
Post: ***Member of the Management board***

Equity stake in charter capital of the issuer: ***none***
Shares in affiliated / dependent companies of the issuer:
none

Compensations paid for accounting quarter:
Confidential information

Grigorieva Lyubov Ivanovna
Year of birth: ***1953***

Posts held during the last 5 years:
Period: ***1997 - present time***
Organization: ***OJSC "VolgaTelecom"***
Activity: ***telecommunications***
Post: ***Deputy General director***

Period: ***1997 - present time***
Organization: ***OJSC "VolgaTelecom"***
Activity: ***telecommunications***
Post: ***Member of the Management board***

Period: ***1999 - present time***
Organization: ***OJSC "VolgaTelecom"***
Activity: ***telecommunications***
Post: ***Member of the Board of directors***

Period: ***1997 - 2002***
Organization: ***LLC "First independent registrar"***
Activity: ***Information service***
Post: ***Chairman of the Board of directors***

Period: ***2002 - present time***
Organization: ***LLC "First independent registrar"***
Activity: ***Information service***
Post: ***Member of the Board of directors***

Period: ***1997 - 2001***
Organization: ***OJSC "Nizhny Novgorod regional center "Myza"***
Activity: ***Operations with real estate, trade***
Post: ***Member of the Board of directors***

Period: ***2001 - 2002***
Organization: ***OJSC "Sviyazinform" of Penza oblast***
Activity: ***telecommunications***
Post: ***Member of the Board of directors***

Period: ***2001 – present time***
Organization: ***OJSC "Kirovelektrosviyaz"***
Activity: ***telecommunications***
Post: ***Member of the Board of directors***

Period: ***2001 - 2002***
Organization: ***CJSC "RusLeasingSvyaz"***
Activity: ***leasing***
Post: ***Member of the Board of directors***

Period: ***2001 - present time***
Organization: ***OJSC "Udmurttelecom"***
Activity: ***telecommunications***
Post: ***Member of the Board of directors***

Equity stake in charter capital of the issuer: ***0.03350%***
Shares in affiliated / dependent companies of the issuer:
none

Compensations paid for accounting quarter:
Confidential information

Dyakonov Mikhail Vasilievich
Year of birth: ***1954***

Posts held during the last 5 years:
Period: ***1997 - 1999***
Organization: ***LLC "Sviyazstroycom"***
Activity: ***telecommunications construction***
Post: ***director, technical director***

Period: ***1999 - present time***
Organization: ***OJSC "VolgaTelecom"***
Activity: ***telecommunications***
Post: ***Deputy General director***

Period: ***1999 - present time***
Organization: ***OJSC "VolgaTelecom"***
Activity: ***telecommunications***
Post: ***Member of the Management board***

Period: ***2001 - present time***
Organization: ***OJSC "Sviyazinform" of Republic Mordoviya***
Activity: ***telecommunications***
Post: ***Member of the Board of directors***

Period: ***2001 - present time***
Organization: ***OJSC "Sviyazinform" of Chuvash Republic***
Activity: ***telecommunications***
Post: ***Member of the Board of directors***

Equity stake in charter capital of the issuer: ***none***
Shares in affiliated / dependent companies of the issuer:
none

Compensations paid for accounting quarter:
Confidential information

Yeliseyeva Valentina Ivanovna
Year of birth: ***1946***

Posts held during the last 5 years:
Period: ***1997 - present time***
Organization: ***OJSC "VolgaTelecom"***
Activity: ***telecommunications***
Post: ***chief of economic policy department***

Period: ***1997 - present time***
Organization: ***OJSC "VolgaTelecom"***
Activity: ***telecommunications***

Post: ***Member of the Management board***

Equity stake in charter capital of the issuer: ***0.01167%***
Shares in affiliated / dependent companies of the issuer:
none

Compensations paid for accounting quarter:
Confidential information

Kireeva Anastasia Maksimovna
Year of birth: ***1940***

Posts held during the last 5 years:
Period: ***1997 – present time***
Organization: ***OJSC "VolgaTelecom"***
Activity: ***telecommunications***
Post: ***Chief accountant***

Period: ***1997 - present time***
Organization: ***OJSC "VolgaTelecom"***
Activity: ***telecommunications***
Post: ***Member of the Management board***

Equity stake in charter capital of the issuer: ***0.22079%***
Shares in affiliated / dependent companies of the issuer:
none

Compensations paid for accounting quarter:
Confidential information

Kuranov Mikhail Andreyevich
Year of birth: ***1946***

Posts held during the last 5 years:
Period: ***1997 - present time***
Organization: ***OJSC "VolgaTelecom"***
Activity: ***telecommunications***
Post: ***Deputy General director, director of Gorodetsky inter-district telecommunications center - branch of the OJSC***

Period: ***2000 - present time***
Organization: ***OJSC "VolgaTelecom"***
Activity: ***telecommunications***
Post: ***Member of the Management board***

Equity stake in charter capital of the issuer: ***0.03227%***
Shares in affiliated / dependent companies of the issuer:
none

Compensations paid for accounting quarter:
Confidential information

Lebedev Alexander Ivanovich
Year of birth: ***1948***

Posts held during the last 5 years:
Period: ***1997 - present time***
Organization: ***OJSC "VolgaTelecom"***
Activity: ***telecommunications***
Post: ***Deputy General director, director of Kstovo's inter-district telecommunications center - branch of the OJSC***

Period: ***1997 - present time***
Organization: ***OJSC "VolgaTelecom"***
Activity: ***telecommunications***
Post: ***Member of the Management board***

Period: ***2002 - present time***
Organization: ***OJSC «Martelcom»***
Activity: ***telecommunications***
Post: ***Member of the Board of directors***

Equity stake in charter capital of the issuer: ***none***
Shares in affiliated / dependent companies of the issuer:
none

Compensations paid for accounting quarter:
Confidential information

Lyulin Vladimir Fedorovich
Year of birth: ***1938***

Posts held during the last 5 years:
Period: ***1997 - present time***
Organization: ***OJSC "VolgaTelecom"***
Activity: ***telecommunications***
Post: ***General director***

Period: ***1997 - present time***
Organization: ***OJSC "VolgaTelecom"***
Activity: ***telecommunications***
Post: ***Member of the Board of directors***

Period: ***1997 - present time***

Organization: ***OJSC "VolgaTelecom"***
Activity: ***telecommunications***
Post: ***Member of the Management board***

Period: ***1997 - present time***
Organization: ***CJSC «Nizhegorodteleservice»***
Activity: ***telecommunications***
Post: ***Member of the Board of directors***

Period: ***1997 - present time***
Organization: ***CJSC "Nizhegorodpromstroibank"***
Activity: ***finance, credit***
Post: ***Member of the Board of directors***

Period: ***1997 - 2001***
Organization: ***CJSC "TeleRoss-Nizhny Novgorod"***
Activity: ***telecommunications***
Post: ***Member of the Board of directors***

Period: ***1997 - 2001***
Organization: ***VAO "Nizhny Novgorod Fair"***
Activity: ***culture and art (exhibitions)***
Post: ***Member of the Board of directors***

Period: ***1997 - present time***
Organization: ***Non-government pension fund "Doveriye"***
Activity: ***provision of pensions***
Post: ***Chairman of the Fund's council***

Period: ***1997 - present time***
Organization: ***CJSC "Nizhny Novgorod cellular communication"***
Activity: ***telecommunications***
Post: ***Member of the Board of directors***

Period: ***1997 - present time***
Organization: ***CJSC "Transsviyaz"***
Activity: ***telecommunications***
Post: ***Member of the Board of directors***

Period: ***1998 - present time***
Organization: ***CJSC Commercial bank "ONEXIM-VOLGA"***
Activity: ***finance, credit***
Post: ***Member of the Bank's council***

Period: ***1998 - present time***
Organization: ***CJSC "Sotel-Nizhny Novgorod"***
Activity: ***telecommunications***
Post: ***Member of the Board of directors***

Period: *1998 - present time*
Organization: *CJSC "Ericsson sviyaz"*
Activity: *telecommunications*
Post: *Member of the Board of directors*

Period: *1999 - present time*
Organization: *CJSC "Nizhny Novgorod radio telephone"*
Activity: *telecommunications*
Post: *Member of the Board of directors*

Period: *2001 - present time*
Organization: *Non-commercial partnership "Telecommunications development problems research center"*
Activity: *telecommunications*
Post: *Member of the partnership's council*

Period: *2001 - present time*
Organization: *OJSC "Saratovelektrosviyaz"*
Activity: *telecommunications*
Post: *Member of the Board of directors*

Period: *2001 - present time*
Organization: *OJSC "Sviyazinform" of Samara oblast*
Activity: *telecommunications*
Post: *Member of the Board of directors*

Period: *2001 - present time*
Organization: *Union of manufacturers and consumers of equipment for communication facilities*
Activity: *telecommunications*
Post: *Member of the Board of directors*

Period: *2001 - present time*
Organization: *OJSC "Ulyanovskelektrosviyaz"*
Activity: *telecommunications*
Post: *Member of the Board of directors*

Period: *2002 - present time*
Organization: *OJSC "Elektrosviyaz" of Orenburg oblast*
Activity: *telecommunications*
Post: *Member of the Board of directors*

Period: *2002 - present time*
Organization: *OJSC "Martelcom"*
Activity: *telecommunications*
Post: *Member of the Board of directors*

Period: *2002 - present time*
Organization: *OJSC "National payphone network"*
Activity: *telecommunications*

Post: ***Member of the Board of directors***

Equity stake in charter capital of the issuer: ***0.51203%***
Shares in affiliated / dependent companies of the issuer:
none

Compensations paid for accounting quarter:
Confidential information

Osipova Lyudmila Petrovna
Year of birth: ***1938***

Posts held during the last 5 years:
Period: ***1997 – present time***
Organization: ***OJSC "VolgaTelecom"***
Activity: ***telecommunications***
Post: ***chief legal adviser, deputy chief of legal department***

Period: ***1997 - present time***
Organization: ***OJSC "VolgaTelecom"***
Activity: ***telecommunications***
Post: ***Member of the Management board***

Equity stake in charter capital of the issuer: ***0.00617%***
Shares in affiliated / dependent companies of the issuer:
none

Compensations paid for accounting quarter:
Confidential information

Timarev Valery Nikolayevich
Year of birth: ***1949***

Posts held during the last 5 years:
Period: ***1997 - present time***
Organization: ***OJSC "VolgaTelecom"***
Activity: ***telecommunications***
Post: ***Deputy General director, director of Uren's inter-district telecommunications center - branch of the OJSC***

Period: ***2000 - present time***
Organization: ***OJSC "VolgaTelecom"***
Activity: **telecommunications**
Post: ***Member of the Management board***

Equity stake in charter capital of the issuer: ***0.00077%***
Shares in affiliated / dependent companies of the issuer:

none

Compensations paid for accounting quarter:
Confidential information

Tolstonogov Nikolay Ivanovich
Year of birth: ***1944***

Posts held during the last 5 years:
Period: ***1997 - present time***
Organization: ***OJSC "VolgaTelecom"***
Activity: ***telecommunications***
Post: ***Deputy General director, director of Nizhny Novgorod trunk line exchange - branch of the OJSC***

Period: ***1997 - 2000***
Organization: ***OJSC "VolgaTelecom"***
Activity: ***telecommunications***
Post: ***Member of the Board of directors***

Period: ***1999 - present time***
Organization: ***CJSC "Volga - Sotel"***
Activity: ***construction***
Post: ***Member of the Board of directors***

Period: ***2000 - present time***
Organization: ***OJSC "VolgaTelecom"***
Activity: ***telecommunications***
Post: ***Member of the Management board***

Period: ***2002 - 2002***
Organization: ***OJSC "Elektrosviyaz" of Orenburg oblast***
Activity: ***telecommunications***
Post: ***Member of the Board of directors***

Equity stake in charter capital of the issuer: ***0.195365%***
Shares in affiliated / dependent companies of the issuer:
none

Compensations paid for accounting quarter:
Confidential information

The person functioning as a single executive body of the issuer: ***Lyulin Vladimir Fedorovich***

23. Compensations paid to members of the Board of directors (supervisory council) and other officials of the issuer.

Total size of compensations paid to all persons listed in items 21 and 22, for the report period:
Wages (Rub.): ***1 928 561.21***
Premiums (Rub.): ***1 515 712.18***

Commission (Rub.): *0*
Other property granting (Rub.): *31 232.69*
Total (Rub.): *3 475 506.08*

See also items 21 and 22

24. Information on legal entities in which the issuer is a participant.

Legal entities in which the issuer owns at least 5 percent of the charter capital:

Name: ***Limited Liability Company "Radio-resonance"***
Location: ***Russian Federation. N.Novgorod, Oksky syezd, 8***
Mail address: ***603022, Russian Federation. N. Novgorod, Oksky syezd, 8***
Share of the issuer in the charter capital of the legal entity: ***51 %***

Name: ***Closed joint-stock company "Nizhny Novgorod radio telephone"***
Location: ***Russian Federation. N.Novgorod, Gorky sq., Post House***
Mail address: ***603000, Russian Federation. N.Novgorod, Gorky sq., Post House***
Share of the issuer in the charter capital of the legal entity: ***50 %***

Name: ***Closed joint-stock company "Nizhny Novgorod cellular communication"***
Location: ***Russian Federation. N.Novgorod, M.Gorky sq., Post House***
Mail address: ***603000, Russian Federation. N.Novgorod, M.Gorky sq., Post House***
Share of the issuer in the charter capital of the legal entity: ***50 %***

Name: ***Closed joint-stock company «Nizhegorodteleservice»***
Location: ***Russian Federation. N.Novgorod, M.Gorky sq., Post House***
Mail address: ***603107, Russian Federation. N.Novgorod, Zhukov sq., 3***
Share of the issuer in the charter capital of the legal entity: ***40 %***

Name: ***Closed joint-stock company "Transsviyaz"***
Location: ***Russian Federation. N.Novgorod, Chaadayev street, 2***
Mail address:***603950, Russian Federation. N.Novgorod, GSP - 1273. Gordeyevskaya str., 5,ste 306***
Share of the issuer in the charter capital of the legal entity: ***40 %***

Name: ***Non-profit organization a non-government pension fund "Doveriye"***
Location: ***Russian Federation. N.Novgorod, M.Gorky sq., Post House***
Mail address: ***603000, Russian Federation. N.Novgorod, M.Gorky sq., Post House***
Share of the issuer in the charter capital of the legal entity: ***30 %***

Name: ***Closed joint-stock company "Ericsson Sviyaz"***
Location: ***Russian Federation. N.Novgorod, Gagarin ave., 37***
Mail address: ***603129, Russian Federation. N.Novgorod, Yanka Kupala str., 10***
Share of the issuer in the charter capital of the legal entity: ***24 %***

Name: ***Limited Liability Company "Commercial Industrial firm "N.N.-Rossviyazinform"***
Location: ***Russian Federation. N.Novgorod, Sovetskaya sq., 3, office 425***
Mail address: ***603000, Russian Federation. N.Novgorod, M.Gorky sq., Post House***
Share of the issuer in the charter capital of the legal entity: ***20 %***

Name: *Closed joint-stock company "Sotel - Nizhny Novgorod"*
Location: ***Russian Federation. N.Novgorod, Sovetskaya sq., 2***
Mail address: ***603600, Russian Federation. N.Novgorod, GSP - 57, Sovetskaya sq., 2***
Share of the issuer in the charter capital of the legal entity: ***20 %***

Name: *Closed joint-stock company Bank "Onexim - Volga"*
Location: *N.Novgorod, Novaya str., 17*
Mail address: ***603000, Russian Federation. N.Novgorod, Novaya str., 17***
Share of the issuer in the charter capital of the legal entity: ***19.67 %***

Name: *Limited Liability Company "Processing center "Union Card" Nizhny Novgorod"*
Location: ***Russian Federation. N.Novgorod, Varvarskaya str., 32***
Mail address: ***603000, Russian Federation. N.Novgorod, M.Gorky sq., Post House***
Share of the issuer in the charter capital of the legal entity: ***15 %***

Name: *Closed joint-stock company "Agency for protection of competition and consumers rights EKAD"*
Location: ***Russian Federation, Nizhny Novgorod Reg., Pavlovo, Suvorov str., 1***
Mail address: ***603140, Russian Federation. N.Novgorod, Lenin pr., 11 r. 311***
Share of the issuer in the charter capital of the legal entity: ***10.4 %***

Name: *Limited Liability Company "Raduga-Poisk"*
Location: ***Russian Federation. N.Novgorod, Studencheskaya str., 11***
Mail address: ***603000, Russian Federation, N.Novgorod, M.Gorky sq., Post House***
Share of the issuer in the charter capital of the legal entity: ***18, 2 %***

25. Participation shares of all legal entities in which the issuer owns more than 5 percent of the charter capital, and participation share of their officials in the charter capital of the issuer.

25.1 Name: *CJSC "Nizhny Novgorod cellular communication"*
Location: ***Russian Federation, N.Novgorod, M.Gorky sq., Post House***
Mail address: ***603000, Russian Federation, N.Novgorod, M.Gorky sq., Post House***
Share of the issuer in the charter capital of the legal entity: ***50 %***
Share of the specified entity in the charter capital of the issuer: ***none***
Officials:

25.1.1 ***Petrov Mikhail Viktorovich***
Functions: ***Single executive body***
Share of the specified person in the charter capital of the issuer: ***0%***

25.1.2 *Lyulin Vladimir Fedorovich*
Functions: ***Member of the Board of directors (supervisory council)***
Share of the specified person in the charter capital of the issuer: ***0.51203 %***

25.1.3 ***Korshunov Sergey Maksimovich***
Functions: ***Member of the Board of directors (supervisory council)***
Share of the specified person in the charter capital of the issuer: ***0.03972 %***

25.2 Name: *CJSC "Nizhny Novgorod radio telephone"*
Location: ***Russian Federation, N.Novgorod, M. Gorky sq., Post House***
Mail address: ***603000, Russian Federation, N.Novgorod, M. Gorky sq., Post House***

Share of the issuer in the charter capital of the legal entity: *50 %*
Share of the specified entity in the charter capital of the issuer: ***none***
Officials:

25.2.1 ***Karashtin Mikhail Pavlovich***
Functions: ***single executive body***
Share of the specified person in the charter capital of the issuer: ***0.01277 %***

25.2.2 ***Korshunov Sergey Maksimovich***
Functions: ***Member of the Board of directors (supervisory council)***
Share of the specified person in the charter capital of the issuer: ***0.03972 %***

25.2.3 ***Lyulin Vladimir Fedorovich***
Functions: ***Member of the Board of directors (supervisory council)***
Share of the specified person in the charter capital of the issuer: ***0.51203 %***

25.3 Name: *CJSC "Transsvyaz"*
Location: ***Russian Federation, N.Novgorod, M. Gorky sq., Post House***
Mail address: ***603035, Russian Federation, N.Novgorod, Chaadayev street, 2***
Share of the issuer in the charter capital of the legal entity: *40 %*
Share of the specified entity in the charter capital of the issuer: ***none***
Officials:

25.3.1 ***Sumin Yury Afanasievich***
Functions: ***single executive body***
Share of the specified person in the charter capital of the issuer: ***0.0027 %***

25.3.2 ***Lyulin Vladimir Fedorovich***
Functions: ***Member of the Board of directors (supervisory council)***
Share of the specified person in the charter capital of the issuer: ***0.51203 %***

25.4 Name: *CJSC "Nizhegorodteleservice"*
Location: ***Russian Federation, N.Novgorod, M. Gorky sq., Post House***
Mail address: ***604107, Russian Federation, N.Novgorod, Zhukov sq., 3***
Share of the issuer in the charter capital of the legal entity: *40 %*
Share of the specified entity in the charter capital of the issuer: ***none***
Officials:

25.4.1 ***Mukhin Vladimir Aleksandrovich***
Functions: ***single executive body***
Share of the specified person in the charter capital of the issuer: ***0%***

25.4.2 ***Korshunov Sergey Maksimovich***
Functions: ***Member of the Board of directors (supervisory council)***
Share of the specified person in the charter capital of the issuer: ***0.03972 %***

25.4.3 ***Kuzmenko Yury Vasilievich***
Functions: ***Member of the Board of directors (supervisory council)***
Share of the specified person in the charter capital of the issuer: ***0.02448 %***

25.4.4 ***Lyulin Vladimir Fedorovich***
Functions: ***Member of the Board of directors (supervisory council)***

Share of the specified person in the charter capital of the issuer: ***0.51203 %***

25.5 Name: ***Non-profit organization a non-government pension fund "Doveriye"***
Location: ***Russian Federation, N.Novgorod, M. Gorky sq., Post House***
Mail address: ***603000, Russian Federation, N.Novgorod, M. Gorky sq., Post House***
Share of the issuer in the charter capital of the legal entity: ***30 %***
Share of the specified entity in the charter capital of the issuer: ***0.00785 %***
Officials:

25.5.1 ***Suvorov Eugeny Borisovich***
Functions: ***single executive body***
Share of the specified person in the charter capital of the issuer: ***0%***

25.5.2 ***Lyulin Vladimir Fedorovich***
Functions: ***Member of the Board of directors (supervisory council)***
Share of the specified person in the charter capital of the issuer: ***0.51203 %***

25.5.3 ***Shuleshov Nikolai Mikhailovich***
Functions: ***Member of the Board of directors (supervisory council)***
Share of the specified person in the charter capital of the issuer: ***0.00732 %***

25.5.4 ***Tulyakov Yury Mikhailovich***
Functions: ***Member of the Board of directors (supervisory council)***
Share of the specified person in the charter capital of the issuer: ***0.00005 %***

25.6 Name: ***CJSC "Sotel - Nizhny Novgorod"***
Location: ***Russian Federation, N.Novgorod, Sovetskaya sq., 2***
Mail address: ***603136, Russian Federation, N.Novgorod, Sovetskaya sq., 2***
Share of the issuer in the charter capital of the legal entity: ***20 %***
Share of the specified entity in the charter capital of the issuer: ***none***
Officials:

25.6.1 ***Barsukov Anatoly Gennadievich***
Functions: ***single executive body***
Share of the specified person in the charter capital of the issuer: ***0%***

25.6.2 ***Korshunov Sergey Maksimovich***
Functions: ***Member of the board of directors (supervisory council)***
Share of the specified person in the charter capital of the issuer: ***0.03972 %***

25.6.3 ***Lyulin Vladimir Fedorovich***
Functions: ***Member of the board of directors (supervisory council)***
Share of the specified person in the charter capital of the issuer: ***0.51203 %***

25.7 Name: ***LLC "Commercial- production company " N.N. - Rossviyazinform"***
Location: ***Russian Federation, N.Novgorod, Sovetskaya sq., 3, office 425***
Mail address: ***603000, Russian Federation, N.Novgorod, M. Gorky sq., Post House***
Share of the issuer in the charter capital of the legal entity: ***20 %***
Share of the specified entity in the charter capital of the issuer: ***none***
Officials:

25.7.1 ***Alyshev Vadim Petrovich***
Functions: ***single executive body***
Share of the specified person in the charter capital of the issuer: ***0.01496 %***

25.8 Name: ***CJSC Bank "Onexim - Volga "***
Location: ***Russian Federation, N.Novgorod, Novaya street, 17***
Mail address: ***603000, Russian Federation, N.Novgorod, Novaya street, 17***
Share of the issuer in the charter capital of the legal entity: ***19.67 %***
Share of the specified entity in the charter capital of the issuer: ***none***
Officials:

25.8.1 ***Novikov Vladimir Petrovich***
Functions: ***single executive body***
Share of the specified person in the charter capital of the issuer: ***0%***

25.8.2 ***Lyulin Vladimir Fedorovich***
Functions: ***Member of the board of directors (supervisory council)***
Share of the specified person in the charter capital of the issuer: ***0.51203 %***

25.8.3 ***Silenko Boris Anatolievich***
Functions: ***Member of the board of directors (supervisory council)***
Share of the specified person in the charter capital of the issuer: ***0.02142 %***

26. **Other affiliates of the issuer.**

26.1 ***Lyulin Vladimir Fedorovich – single executive body, Chairman of the Management board, deputy to the Chairman of the Board of directors***
Share of the specified person in the charter capital of the issuer: ***0.51203 %***

Members of joint executive body:
26.2 ***Arakcheyev Alexander Vasilievich***
Share of the specified person in the charter capital of the issuer: ***0.17206 %***

26.3 ***Abashin Vladimir Aleksandrovich***
Share of the specified person in the charter capital of the issuer: ***0.02333 %***

26.4 ***Vystorop Vasily Petrovich***
Share of the specified person in the charter capital of the issuer: ***none***

26.5 ***Grigorieva Lyubov Ivanovna***
Share of the specified person in the charter capital of the issuer: ***0.0335 %***

26.6 ***Dyakonov Mikhail Vasilievich***
Share of the specified person in the charter capital of the issuer: ***none***

26.7 ***Yeliseyeva Valentina Ivanovna***
Share of the specified person in the charter capital of the issuer: ***0.01167 %***

26.8 ***Kireeva Anastasiya Maksimovna***
Share of the specified person in the charter capital of the issuer: ***0.22079 %***

26.9 ***Kuranov Mikhail Andreyevich***
Share of the specified person in the charter capital of the issuer: ***0.03227 %***

26.10 ***Lebedev Alexander Ivanovich***
Share of the specified person in the charter capital of the issuer: ***none***

26.11 ***Osipova Lyudmila Petrovna***
Share of the specified person in the charter capital of the issuer: ***0.00617 %***

26.12 ***Tolstonogov Nikolay Ivanovich***
Share of the specified person in the charter capital of the issuer: ***0.19536 %***

26.13 ***Timarev Valery Nikolayevich***
Share of the specified person in the charter capital of the issuer: ***0.00077 %***

Members of supervisory council:
26.14 ***Bakhayev Mikhail Anatolievich***
Share of the specified person in the charter capital of the issuer: ***0.34125 %***

26.15 ***Volkov Vladimir Nikolayevich***
Share of the specified person in the charter capital of the issuer: ***0.01654 %***

26.16 ***Grigorieva Alla Borisovna***
Share of the specified person in the charter capital of the issuer: ***0.00171 %***

26.17 ***Grigorieva Lyubov Ivanovna***
Share of the specified person in the charter capital of the issuer: ***0.0335 %***

26.18 ***Osipchuk Anton Igorevich***
Share of the specified person in the charter capital of the issuer: ***none***

26.19 ***Degtyaryov Vadim Sergeyevich***
Share of the specified person in the charter capital of the issuer: ***none***

26.20 ***Zabolotny Igor Viktorovich***
Share of the specified person in the charter capital of the issuer: ***none***

26.21 ***Lopatin Alexander Vladimirovich***
Share of the specified person in the charter capital of the issuer: ***none***

27. Participation share of the Issuer in the charter capital of legal entities - affiliates.

See items 24, 25, 26

28. Participation share of affiliates of the Issuer, and of their founders and officials in the charter capital of the Issuer.

See items 24, 25, 26

29. Persons who possess 5 percent of votes or more in the supreme management body of the issuer.

Name: ***Open joint stock company "Investment company of telecommunications"***

Share: *38.00013 %*

Name: *"ING BANK (EURASIA) ZAO" (CLOSED JOINT STOCK COMPANY)*
Share: *20.39472 %*

30. Participation of the issuer in industrial, bank, financial groups, holdings, concerns and associations.

Organization: *Association of operators of the federal network of business service "Iskra".*
Status and functions of the issuer in the organization: ***the Association is founded by legal entities for assistance to its members in achieving coordination of enterprise activity, performance and protection of their interests.***
The issuer, a member of Association, participates in its activity that promotes achievement of purposes and targets stipulated by the charter of Association "SDO - Iskra".

31. The issuer's branches and representation offices.

Name: ***Arzamas Inter-District Telecommunications Center (IDTC)***
Location: ***Nizhny Novgorod oblast, Arzamas town, Pushkin street, 145***
Mail address: ***607220, Nizhny Novgorod oblast, Arzamas town, Pushkin street, 145***
Manager: ***Abashin Vladimir Aleksandrovich***
Date of opening: ***3.02.1994***
Validity term of the power of attorney: ***31.12.2002***

Name: ***Gorodets IDTC***
Location: ***Nizhny Novgorod oblast, Gorodets town, Proletarskaya street, 15***
Mail address: ***606500, Nizhny Novgorod oblast, Gorodets town, Proletarskaya street, 15***
Manager: ***Kuranov Mikhail Andreyevich***
Date of opening: ***3.02.1994***
Validity term of the power of attorney: ***31.12.2002***

Name: ***Kstovo IDTC***
Location: ***Nizhny Novgorod oblast, Kstovo town, pr. Pobedy, 12***
Mail address: ***607650, Nizhny Novgorod oblast, Kstovo town, pr. Pobedy, 12***
Manager: ***Lebedev Alexander Ivanovich***
Date of opening: ***3.02.1994***
Validity term of the power of attorney: ***31.12.2002***

Name: ***Uren IDTC***
Location: ***Nizhny Novgorod oblast, Uren town, Vokzalnaya street, 2***
Mail address: ***606800, Nizhny Novgorod oblast, Uren town, Vokzalnaya street, 2***
Manager: ***Timarev Valery Nikolayevich***
Date of opening: ***3.02.1994***
Validity term of the power of attorney: ***31.12.2002***

Name: ***Dzerzhinsk IDTC***
Location: ***Nizhny Novgorod oblast, Dzerzhinsk town, Lenin pr., 61***
Mail address: ***606000, Nizhny Novgorod oblast, Dzerzhinsk town, Lenin pr., 61***
Manager: ***Volkov Vladimir Nikolayevich***
Date of opening: ***3.02.1994***
Validity term of the power of attorney: ***31.12.2002***

Name: ***Nizhny Novgorod trunk line exchange***
Location: ***Nizhny Novgorod, Gagarin avenue, 11***
Mail address: ***603022, Nizhny Novgorod, Gagarin avenue, 11***
Manager: ***Tolstonogov Nikolay Ivanovich***
Date of opening: ***3.02.1994***
Validity term of the power of attorney: ***31.12.2002***

Name: ***Nizhny Novgorod city's telephone network***
Location: ***Nizhny Novgorod, Vaneyev street, 9a***
Mail address: ***603115, Nizhny Novgorod, Vaneyev street, 9a***
Manager: ***Bakhayev Mikhail Anatolievich***
Date of opening: ***3.02.1994***
Validity term of the power of attorney: ***31.12.2002***

Name: ***Computer centre***
Location: ***Nizhny Novgorod, Y.Kupala street, 9***
Mail address: ***603006, Nizhny Novgorod, Kovalikhinskaya street, 2***
Manager: ***Popkov Victor Vasilievich***
Date of opening: ***3.02.1994***
Validity term of the power of attorney: ***31.12.2002***

Name: ***"Kirovelektrosviayz"***
Location:
Mail address:
Manager:
Date of opening:
Validity term of the power of attorney:

Name: ***"Martelcom" of the Republic of Maryi El***
Location:
Mail address:
Manager:
Date of opening:
Validity term of the power of attorney:

Name: ***"Sviyazinform" of Mordoviya***
Location:
Mail address:
Manager:
Date of opening:
Validity term of the power of attorney:

Name: ***"Elektrosviyaz" of Orenburg oblast***
Location:
Mail address:
Manager:
Date of opening:
Validity term of the power of attorney:

Name: ***"Sviyazinform" of Penza oblast***
Location:
Mail address:
Manager:
Date of opening:
Validity term of the power of attorney:

Name: ***"Samaraelektrosviyaz"***
Location:
Mail address:
Manager:
Date of opening:
Validity term of the power of attorney:

Name: ***"Saratovelektrosviyaz"***
Location:
Mail address:
Manager:
Date of opening:
Validity term of the power of attorney:

Name: ***"Elektrosviyaz" of Ulyanovsk oblast***
Location:
Mail address:
Manager:
Date of opening:
Validity term of the power of attorney:

Name: ***"Udmurttelecom"***
Location:
Mail address:
Manager:
Date of opening:
Validity term of the power of attorney

Name: ***"Sviyazinform" of Chuvash Republic***
Location:
Mail address:
Manager:
Date of opening:
Validity term of the power of attorney

32. Number of employees of the issuer.

Average number of employees of the issuer, including those working in its branches and representation offices, for the report period: ***8 510***

33. Description of basic activities of the issuer.

See annex

34. Investment declaration. Description of the issuer's activity.

It is submitted only by investment funds

35. Plans of future activity of the issuer.

See annex

36. Data on the issuer's charter capital.

The size of the charter capital of the issuer (Rub.): ***583 387 500***

Breakdown of the charter capital by categories of shares:
Ordinary shares:
Total amount (Rub.): ***437 541 000***
Equity stake in the charter capital: ***75.000064 %***
Preferred shares:
Total amount (Rub.): ***145 846 500***
Equity stake in the charter capital: ***24.999936 %***

37. Information on the government (municipal authority) share in the issuer's charter capital.

Share of the charter capital of the issuer in the government (municipal) property:
None

Share holding of the issuer fixed in the government (municipal) property:
None

Availability of the special right of participation of Russian Federation, subjects of Russian Federation, municipal authorities in management of the issuer (" the gold share "):
Not provided

38. Information on declared shares of the issuer.

38.1

Category of shares: ***ordinary***
Form of shares: ***nominal paperless***
Full name of category / type of declared shares: ***ordinary nominal paperless shares***
Face value (Rub.): ***5***
Amount: ***159 766 200***
Total amount (Rub.): ***798 831 000***
Conditions of placement: ***the Company has the right to place 159 766 200 ordinary nominal paperless shares in addition to the placed common stock (declared shares). Face value of each declared common stock makes 5 (Five) rubles. (Item 6.3 of the Charter)***

The declared shares stipulated by item 6.3 of the present Charter, in case of their placement will possess all rights established by articles 7, 8 of the Charter for shares of the Company of a corresponding category (type).

The charter capital of the Company can be increased in the procedure stipulated by the current legislation of Russian Federation and the present Charter, in the following ways:

- By increase of face value of shares of the Company;

- By placement of additional shares by means of open or closed subscription.

In the case of expansion of the charter capital of the Company by placement of additional shares by open or closed subscription, the payment of placed shares can be made on the basis of the resolution on placement of shares by money, securities, other property or property rights or other rights having a monetary valuation.

The expansion of the charter capital of the Company by placement of additional shares by means of a closed subscription, as well as by placement of additional shares by public offering in case if the amount of shares additionally placed by public offering makes more than 25 percent of the shares placed by the Company earlier, is carried out on the basis of the resolution of the general meeting of stockholders of the Company adopted by the majority of three quarters of votes of stockholders, owners of voting shares of the Company participating in the assembly.

The expansion of the charter capital of the Company by placement of additional shares by public offering is carried out on the basis of the resolution of the Board of directors of the Company adopted unanimously by all members of the Board of directors of the Company without taking into account the votes of retired directors of the Company in case if the amount of additionally placed shares makes 25 percent or less of the shares placed by the Company earlier.

The expansion of the charter capital of the Company by placement of additional shares at the expense of property of the Company is carried out on the basis of the resolution of the Board of directors of the Company adopted unanimously by all members of the Board of directors of the Company except for votes of retired directors of the Company.

38.2

Category of shares: ***preferred***

Share Type: ***A***

Form of shares: ***nominal paperless***

Full name of category / type of declared shares: ***preferred nominal paperless A type shares***

Face value (Rub.): ***5***

Amount: ***53 354 600***

Total amount (Rub.): ***266 773 000***

Conditions of placement: ***the Company has the right to place 53 354 600 preferred nominal paperless shares of A type in addition to the placed preferred shares (declared shares). Face value of each declared preference share of A type makes 5 (Five) rubles.***

The declared shares stipulated by item 6.3 of the present Charter, in case of their placement will possess all rights established by articles 7, 8 of the Charter for shares of the Company of a corresponding category (type).

The charter capital of the Company can be increased in the procedure stipulated by the current legislation of Russian Federation and the present Charter, in the following ways:

- By increase of face value of shares of the Company;

- By placement of additional shares by means of open or closed subscription.

In the case of expansion of the charter capital of the Company by placement of additional shares by open or closed subscription, the payment of placed shares can be made on the basis of the resolution on placement of shares by money, securities, other property or property rights or other rights having a monetary valuation.

The expansion of the charter capital of the Company by placement of additional shares by means of a closed subscription, as well as by placement of additional shares by public offering in case if the amount of shares additionally placed by public offering makes more than 25 percent of the shares placed by the Company earlier, is carried out on the basis of the resolution of the general meeting of stockholders of the Company adopted by the majority of three quarters of votes of stockholders, owners of voting shares of the Company participating in the assembly.

The expansion of the charter capital of the Company by placement of additional shares by public offering is carried out on the basis of the resolution of the Board of directors of the Company adopted unanimously by all members of the Board of directors of the Company without taking into account the votes of retired directors of the Company in case if the amount of additionally placed shares makes 25 percent or less of the shares placed by the Company earlier.

The expansion of the charter capital of the Company by placement of additional shares at the expense of property of the Company is carried out on the basis of the resolution of the Board of directors of the Company adopted unanimously by all members of the Board of directors of the Company except for votes of retired directors of the Company.

39. Essential contracts and obligations of the issuer.

n/a

40. Obligations of the issuer concerning the issue of shares and securities convertible into shares.

n/a

41. Information on sanctions imposed on the issuer, its participation in litigations and checks.

Sanctions imposed on the issuer by government bodies, court, during three fiscal years, prior to the year of the report quarter, and during the current year:

Date of imposing of the sanction: ***1.04.1999***
The body which has imposed the sanction: ***RF STI***
The reasons of imposing: ***wrong definition of taxable base***
Kind of the sanction: ***fine***
The size of the sanction (Rub.): ***9434***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***1.04.1999***
The body which has imposed the sanction: ***RF STI***
The reasons of imposing: ***delayed payment of taxes***
Kind of the sanction: ***penalty fees***
The size of the sanction (Rub.): ***76 298***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***1.04.1999***
The body which has imposed the sanction: ***RF PF, RF SEF, RF SIF, RF CMFO***
The reasons of imposing: ***delayed payment of obligatory payments***
Kind of the sanction: ***fines***
The size of the sanction (Rub.): ***11 929***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***1.04.1999***
The body which has imposed the sanction: ***RF PF***
The reasons of imposing: ***delayed payment of obligatory payments***
Kind of the sanction: ***penalty fees***
The size of the sanction (Rub.): ***396 437***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***1.04.1999***
The body which has imposed the sanction: ***RF SEF***

The reasons of imposing: ***delayed payment of obligatory payments***
Kind of the sanction: ***penalty fees***
The size of the sanction (Rub.): ***6 851***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***1.04.1999***
The body which has imposed the sanction: ***RF SIF***
The reasons of imposing: ***delayed payment of obligatory payments***
Kind of the sanction: ***penalty fees***
The size of the sanction (Rub.): ***22 051***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***1.04.1999***
The body which has imposed the sanction: ***RF CMFO***
The reasons of imposing: ***delayed payment of obligatory payments***
Kind of the sanction: ***penalty fees***
The size of the sanction (Rub.): ***247 272***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***1.07.1999***
The body which has imposed the sanction: ***RF STI***
The reasons of imposing: ***delayed payment of taxes***
Kind of the sanction: ***penalty fees***
The size of the sanction (Rub.): ***2 185 277***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***1.07.1999***
The body which has imposed the sanction: ***RF STI***
The reasons of imposing: ***wrong definition of taxable base***
Kind of the sanction: ***fine***
The size of the sanction (Rub.): ***211 559***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***1.07.1999***
The body which has imposed the sanction: ***RF PF***
The reasons of imposing: ***delayed payment of obligatory payments***
Kind of the sanction: ***penalty fees***
The size of the sanction (Rub.): ***413 767***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***1.07.1999***
The body which has imposed the sanction: ***RF SEF***
The reasons of imposing: ***delayed payment of obligatory payments***
Kind of the sanction: ***penalty fees***
The size of the sanction (Rub.): ***9 010***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***1.07.1999***
The body which has imposed the sanction: ***RF SIF***

The reasons of imposing: ***delayed payment of obligatory payments***
Kind of the sanction: ***penalty fees***
The size of the sanction (Rub.): ***34 503***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***1.07.1999***
The body which has imposed the sanction: ***RF CMFO***
The reasons of imposing: ***delayed payment of obligatory payments***
Kind of the sanction: ***penalty fees***
The size of the sanction (Rub.): ***300 570***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***1.07.1999***
The body which has imposed the sanction: ***RF PF, RF SEF, RF SIF, RF CMFO***
The reasons of imposing: ***delayed payment of obligatory payments***
Kind of the sanction: ***fines***
The size of the sanction (Rub.): ***316***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***1.10.1999***
The body which has imposed the sanction: ***RF STI***
The reasons of imposing: ***delayed payment of taxes***
Kind of the sanction: ***penalty fees***
The size of the sanction (Rub.): ***3 682 764***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***1.10.1999***
The body which has imposed the sanction: ***RF PF***
The reasons of imposing: ***delayed payment of obligatory payments***
Kind of the sanction: ***penalty fees***
The size of the sanction (Rub.): ***295 340***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***1.10.1999***
The body which has imposed the sanction: ***RF SEF***
The reasons of imposing: ***delayed payment of obligatory payments***
Kind of the sanction: ***penalty fees***
The size of the sanction (Rub.): ***24 106***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***1.10.1999***
The body which has imposed the sanction: ***RF CMFO***
The reasons of imposing: ***delayed payment of obligatory payments***
Kind of the sanction: ***penalty fees***
The size of the sanction (Rub.): ***814 990***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***1.10.1999***
The body which has imposed the sanction: ***RF SIF***

The reasons of imposing: ***delayed payment of obligatory payments***
Kind of the sanction: ***penalty fees***
The size of the sanction (Rub.): ***175 984***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***1.10.1999***
The body which has imposed the sanction: ***RF STI***
The reasons of imposing: ***wrong definition of taxable base***
Kind of the sanction: ***fine***
The size of the sanction (Rub.): ***377 350***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***1.10.1999***
The body which has imposed the sanction: ***RF PF***
The reasons of imposing: ***delayed payment of obligatory payments***
Kind of the sanction: ***fine***
The size of the sanction (Rub.): ***3 219***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***1.10.1999***
The body which has imposed the sanction: ***RF SIF***
The reasons of imposing: ***delayed payment of obligatory payments***
Kind of the sanction: ***fine***
The size of the sanction (Rub.): ***105 211***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***1.10.1999***
The body which has imposed the sanction: ***RF SEF***
The reasons of imposing: ***delayed payment of obligatory payments***
Kind of the sanction: ***fine***
The size of the sanction (Rub.): ***1 214***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***1.10.1999***
The body which has imposed the sanction: ***RF CMFO***
The reasons of imposing: ***delayed payment of obligatory payments***
Kind of the sanction: ***fine***
The size of the sanction (Rub.): ***1 610***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***31.12.1999***
The body which has imposed the sanction: ***RF STI***
The reasons of imposing: ***delayed payment of taxes***
Kind of the sanction: ***fine***
The size of the sanction (Rub.): ***368 000***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***31.12.1999***
The body which has imposed the sanction: ***RF PF***

The reasons of imposing: ***delayed payment of obligatory payments***
Kind of the sanction: ***penalty fees***
The size of the sanction (Rub.): ***216 000***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***31.12.1999***
The body which has imposed the sanction: ***RF SEF***
The reasons of imposing: ***delayed payment of obligatory payments***
Kind of the sanction: ***penalty fees***
The size of the sanction (Rub.): ***10 000***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***31.12.1999***
The body which has imposed the sanction: ***RF SIF***
The reasons of imposing: ***delayed payment of obligatory payments***
Kind of the sanction: ***penalty fees***
The size of the sanction (Rub.): ***71***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***31.12.1999***
The body which has imposed the sanction: ***RF CMFO***
The reasons of imposing: ***delayed payment of obligatory payments***
Kind of the sanction: ***penalty fees***
The size of the sanction (Rub.): ***277***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***31.03.2000***
The body which has imposed the sanction: ***RF STI***
The reasons of imposing: ***delayed payment of obligatory payments***
Kind of the sanction: ***penalty fees***
The size of the sanction (Rub.): ***76 000***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***31.03.2000***
The body which has imposed the sanction: ***RF STI***
The reasons of imposing: ***delayed performance of settlement***
Kind of the sanction: ***fine***
The size of the sanction (Rub.): ***1000***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***31.03.2000***
The body which has imposed the sanction: ***RF SPF***
The reasons of imposing: ***delayed payment of obligatory payments***
Kind of the sanction: ***penalty fees***
The size of the sanction (Rub.): ***287 000***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***31.03.2000***
The body which has imposed the sanction: ***RF SIF***

The reasons of imposing: ***delayed payment of obligatory payments***
Kind of the sanction: ***penalty fees***
The size of the sanction (Rub.): ***13 000***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***30.06.2000***
The body which has imposed the sanction: ***RF STI***
The reasons of imposing: ***delayed payment of obligatory payments***
Kind of the sanction: ***penalty fees***
The size of the sanction (Rub.): ***62 000***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***30.06.2000***
The body which has imposed the sanction: ***RF STI***
The reasons of imposing: ***delayed payment of obligatory payments***
Kind of the sanction: ***fine***
The size of the sanction (Rub.): ***7 000***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***30.06.2000***
The body which has imposed the sanction: ***RF SPF***
The reasons of imposing: ***delayed payment of obligatory payments***
Kind of the sanction: ***penalty fees***
The size of the sanction (Rub.): ***116 000***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***30.06.2000***
The body which has imposed the sanction: ***RF SPF***
The reasons of imposing: ***delayed payment of obligatory payments***
Kind of the sanction: ***fine***
The size of the sanction (Rub.): ***1 000***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***30.06.2000***
The body which has imposed the sanction: ***RF SEF***
The reasons of imposing: ***delayed payment of obligatory payments***
Kind of the sanction: ***penalty fees***
The size of the sanction (Rub.): ***9 000***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***30.06.2000***
The body which has imposed the sanction: ***RF CMFO***
The reasons of imposing: ***delayed payment of obligatory payments***
Kind of the sanction: ***penalty fees***
The size of the sanction (Rub.): ***23 000***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***30.09.2000***
The body which has imposed the sanction: ***RF STI***

The reasons of imposing: ***delayed payment of obligatory payments***
Kind of the sanction: ***penalty fees***
The size of the sanction (Rub.): ***2 002 733***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***30.09.2000***
The body which has imposed the sanction: ***RF STI***
The reasons of imposing: ***delayed payment of obligatory payments***
Kind of the sanction: ***fine***
The size of the sanction (Rub.): ***27 785***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***30.09.2000***
The body which has imposed the sanction: ***RF SPF***
The reasons of imposing: ***delayed payment of obligatory payments***
Kind of the sanction: ***penalty fees***
The size of the sanction (Rub.): ***543 838***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***30.09.2000***
The body which has imposed the sanction: ***RF SPF***
The reasons of imposing: ***delayed payment of obligatory payments***
Kind of the sanction: ***fine***
The size of the sanction (Rub.): ***2 418***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***30.09.2000***
The body which has imposed the sanction: ***RF SEF***
The reasons of imposing: ***delayed payment of obligatory payments***
Kind of the sanction: ***penalty fees***
The size of the sanction (Rub.): ***14 855***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***30.09.2000***
The body which has imposed the sanction: ***RF CMFO***
The reasons of imposing: ***delayed payment of obligatory payments***
Kind of the sanction: ***penalty fees***
The size of the sanction (Rub.): ***21 110***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***30.09.2000***
The body which has imposed the sanction: ***RF CMFO***
The reasons of imposing: ***delayed payment of obligatory payments***
Kind of the sanction: ***fine***
The size of the sanction (Rub.): ***34***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***30.09.2000***
The body which has imposed the sanction: ***RF SIF***

The reasons of imposing: ***delayed payment of obligatory payments***
Kind of the sanction: ***penalty fees***
The size of the sanction (Rub.): ***37 404***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***30.09.2000***
The body which has imposed the sanction: ***RF SIF***
The reasons of imposing: ***delayed payment of obligatory payments***
Kind of the sanction: ***fine***
The size of the sanction (Rub.): ***4 382***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***30.12.2000***
The body which has imposed the sanction: ***RF SPF***
The reasons of imposing: ***desk audit***
Kind of the sanction: ***fine***
The size of the sanction (Rub.): ***-488***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***30.12.2000***
The body which has imposed the sanction: ***RF SPF***
The reasons of imposing: ***delayed payment***
Kind of the sanction: ***penalty fees***
The size of the sanction (Rub.): ***270 887***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***30.12.2000***
The body which has imposed the sanction: ***RF SEF***
The reasons of imposing: ***delayed payment***
Kind of the sanction: ***penalty fees***
The size of the sanction (Rub.): ***4 350***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***30.12.2000***
The body which has imposed the sanction: ***RF CMFO***
The reasons of imposing: ***desk audit***
Kind of the sanction: ***fine***
The size of the sanction (Rub.): ***849***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***30.12.2000***
The body which has imposed the sanction: ***RF CMFO***
The reasons of imposing: ***delayed payment***
Kind of the sanction: ***penalty fees***
The size of the sanction (Rub.): ***94 275***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***30.12.2000***
The body which has imposed the sanction: ***RF SIF***

The reasons of imposing: ***desk audit***
Kind of the sanction: ***fine***
The size of the sanction (Rub.): ***205***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***30.12.2000***
The body which has imposed the sanction: ***RF SIF***
The reasons of imposing: ***delayed payment***
Kind of the sanction: ***penalty fees***
The size of the sanction (Rub.): ***30 472***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***30.12.2000***
The body which has imposed the sanction: ***RF MoT***
The reasons of imposing: ***delayed payment***
Kind of the sanction: ***penalty fees***
The size of the sanction (Rub.): ***3 454 895***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***30.12.2000***
The body which has imposed the sanction: ***RF MoT***
The reasons of imposing: ***delayed payment***
Kind of the sanction: ***penalty fees***
The size of the sanction (Rub.): ***13 189***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***30.12.2000***
The body which has imposed the sanction: ***RF MoT***
The reasons of imposing: ***field audit***
Kind of the sanction: ***fine***
The size of the sanction (Rub.): ***19 830***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***30.12.2000***
The body which has imposed the sanction: ***RF MoT***
The reasons of imposing: ***field audit***
Kind of the sanction: ***fine***
The size of the sanction (Rub.): ***9 020***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***30.12.2000***
The body which has imposed the sanction: ***RF MoT***
The reasons of imposing: ***desk audit***
Kind of the sanction: ***fine***
The size of the sanction (Rub.): ***371***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***30.03.2001***
The body which has imposed the sanction: ***RF MoT***

The reasons of imposing: ***delayed payment***
Kind of the sanction: ***penalty fees***
The size of the sanction (Rub.): ***946 046***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***30.03.2001***
The body which has imposed the sanction: ***RF MoT***
The reasons of imposing: ***debts to the budget on income tax***
Kind of the sanction: ***fine***
The size of the sanction (Rub.): ***1 380***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***31.05.2001***
The body which has imposed the sanction: ***RF MoT***
The reasons of imposing: ***delayed payment***
Kind of the sanction: ***penalty fees***
The size of the sanction (Rub.): ***390 662***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***30.06.2001***
The body which has imposed the sanction: ***RF MoT***
The reasons of imposing: ***delayed payment***
Kind of the sanction: ***penalty fees***
The size of the sanction (Rub.): ***1 731 365***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***30.06.2001***
The body which has imposed the sanction: ***RF MoT***
The reasons of imposing: ***infringement of terms of delivery of settlements (declarations)***
Kind of the sanction: ***fine***
The size of the sanction (Rub.): ***66 797***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***30.06.2001***
The body which has imposed the sanction: ***PF***
The reasons of imposing: ***delayed payment***
Kind of the sanction: ***penalty fees***
The size of the sanction (Rub.): ***35 421***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***30.06.2001***
The body which has imposed the sanction: ***FSI***
The reasons of imposing: ***delayed payment***
Kind of the sanction: ***penalty fees***
The size of the sanction (Rub.): ***20 056***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***30.06.2001***
The body which has imposed the sanction: ***FL***

The reasons of imposing: ***delayed payment***
Kind of the sanction: ***penalty fees***
The size of the sanction (Rub.): ***3 622***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***30.06.2001***
The body which has imposed the sanction: ***FMC***
The reasons of imposing: ***delayed payment***
Kind of the sanction: ***penalty fees***
The size of the sanction (Rub.): ***4 422***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***30.09.2001***
The body which has imposed the sanction: ***RF MoT***
The reasons of imposing: ***delayed payment***
Kind of the sanction: ***penalty fees***
The size of the sanction (Rub.): ***2 031 679***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***30.09.2001***
The body which has imposed the sanction: ***RF MoT***
The reasons of imposing: ***infringement of terms of delivery of settlements (declarations)***
Kind of the sanction: ***fine***
The size of the sanction (Rub.): ***303 477***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***30.09.2001***
The body which has imposed the sanction: ***PF***
The reasons of imposing: ***delayed payment***
Kind of the sanction: ***penalty fees***
The size of the sanction (Rub.): ***91 844***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***30.09.2001***
The body which has imposed the sanction: ***FSI***
The reasons of imposing: ***delayed payment***
Kind of the sanction: ***penalty fees***
The size of the sanction (Rub.): ***21 279***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***30.09.2001***
The body which has imposed the sanction: ***FL***
The reasons of imposing: ***delayed payment***
Kind of the sanction: ***penalty fees***
The size of the sanction (Rub.): ***5 211***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***30.09.2001***
The body which has imposed the sanction: ***FMC***

The reasons of imposing: ***delayed payment***
Kind of the sanction: ***penalty fees***
The size of the sanction (Rub.): ***202 491***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***31.12.2001***
The body which has imposed the sanction: ***RF MoT***
The reasons of imposing: ***delayed payment***
Kind of the sanction: ***penalty fees***
The size of the sanction (Rub.): ***9 375 682***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***31.12.2001***
The body which has imposed the sanction: ***RF MoT***
The reasons of imposing: ***infringement of delivery of settlements (declarations)***
Kind of the sanction: ***fine***
The size of the sanction (Rub.): ***412 229***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***31.12.2001***
The body which has imposed the sanction: ***PF***
The reasons of imposing: ***delayed payment***
Kind of the sanction: ***penalty fees***
The size of the sanction (Rub.): ***97 858***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***31.12.2001***
The body which has imposed the sanction: ***PF***
The reasons of imposing: ***delayed payment***
Kind of the sanction: ***fine***
The size of the sanction (Rub.): ***1 276***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***31.12.2001***
The body which has imposed the sanction: ***FSI***
The reasons of imposing: ***delayed payment***
Kind of the sanction: ***penalty fees***
The size of the sanction (Rub.): ***31 963***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***31.12.2001***
The body which has imposed the sanction: ***FL***
The reasons of imposing: ***delayed payment (desk audit)***
Kind of the sanction: ***penalty fees***
The size of the sanction (Rub.): ***9 650***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***31.12.2001***
The body which has imposed the sanction: ***FMC***

The reasons of imposing: ***delayed payment***
Kind of the sanction: ***penalty fees***
The size of the sanction (Rub.): ***228 113***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***31.03.2002***
The body which has imposed the sanction: ***RF MoT***
The reasons of imposing: ***delayed payment***
Kind of the sanction: ***penalty fees***
The size of the sanction (Rub.): ***47 648***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***30.09.2002***
The body which has imposed the sanction: ***RF MoT***
The reasons of imposing: ***delayed payment***
Kind of the sanction: ***penalty fees***
The size of the sanction (Rub.): ***685 846***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***30.09.2002***
The body which has imposed the sanction: ***RF MoT***
The reasons of imposing: ***delayed payment***
Kind of the sanction: ***penalty fees***
The size of the sanction (Rub.): ***5 135 600***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***30.09.2002***
The body which has imposed the sanction: ***RF MoT***
The reasons of imposing: ***infringement of delivery terms of settlements (declarations)***
Kind of the sanction: ***fine***
The size of the sanction (Rub.): ***96 164***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***30.09.2002***
The body which has imposed the sanction: ***RF MoT***
The reasons of imposing: ***infringement of terms of delivery of settlements (declarations)***
Kind of the sanction: ***fine***
The size of the sanction (Rub.): ***1 897 400***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***30.09.2002***
The body which has imposed the sanction: ***PF***
The reasons of imposing: ***delayed***
Kind of the sanction: ***penalty fees***
The size of the sanction (Rub.): ***53 945***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***30.09.2002***
The body which has imposed the sanction: ***PF***

The reasons of imposing: ***delayed payment***
Kind of the sanction: ***penalty fees***
The size of the sanction (Rub.): ***51 250***
Sanction implementation status: ***being executed***

Date of imposing of the sanction: ***30.09.2002***
The body which has imposed the sanction: ***PF***
The reasons of imposing: ***delayed payment***
Kind of the sanction: ***fine***
The size of the sanction (Rub.): ***49 851***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***30.09.2002***
The body which has imposed the sanction: ***PF***
The reasons of imposing: ***delayed payment***
Kind of the sanction: ***fine***
The size of the sanction (Rub.): ***15 950***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***30.09.2002***
The body which has imposed the sanction: ***FSI***
The reasons of imposing: ***delayed payment***
Kind of the sanction: ***penalty fees***
The size of the sanction (Rub.): ***31 257***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***30.09.2002***
The body which has imposed the sanction: ***FSI***
The reasons of imposing: ***delayed payment***
Kind of the sanction: ***penalty fees***
The size of the sanction (Rub.): ***6 890***
Sanction implementation status: ***being executed***

Date of imposing of the sanction: ***30.09.2002***
The body which has imposed the sanction: ***FSI***
The reasons of imposing: ***delayed payment***
Kind of the sanction: ***fine***
The size of the sanction (Rub.): ***4 397***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***30.09.2002***
The body which has imposed the sanction: ***FSI***
The reasons of imposing: ***delayed payment***
Kind of the sanction: ***fine***
The size of the sanction (Rub.): ***2 100***
Sanction implementation status: ***being executed***

Date of imposing of the sanction: ***30.09.2002***
The body which has imposed the sanction: ***FL***

The reasons of imposing: ***delayed payment***
Kind of the sanction: ***penalty fees***
The size of the sanction (Rub.): ***154***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***30.09.2002***
The body which has imposed the sanction: ***FL***
The reasons of imposing: ***delayed payment***
Kind of the sanction: ***penalty fees***
The size of the sanction (Rub.): ***2 770***
Sanction implementation status: ***being executed***

Date of imposing of the sanction: ***30.09.2002***
The body which has imposed the sanction: ***FL***
The reasons of imposing: ***infringement of terms of payment***
Kind of the sanction: ***penalty fees***
The size of the sanction (Rub.): ***840***
Sanction implementation status: ***being executed***

Date of imposing of the sanction: ***30.09.2002***
The body which has imposed the sanction: ***FMC***
The reasons of imposing: ***delayed payment***
Kind of the sanction: ***penalty fees***
The size of the sanction (Rub.): ***21 397***
Sanction implementation status: ***executed***

Date of imposing of the sanction: ***30.09.2002***
The body which has imposed the sanction: ***FMC***
The reasons of imposing: ***delayed payment***
Kind of the sanction: ***penalty fees***
The size of the sanction (Rub.): ***1 530***
Sanction implementation status: ***being executed***

Date of imposing of the sanction: ***30.09.2002***
The body which has imposed the sanction: ***FMC***
The reasons of imposing: ***delayed submission of settlement***
Kind of the sanction: fine
The size of the sanction (Rub.): ***930***
Sanction implementation status: ***being executed***

The description of essence of all litigations proceeding or ended in the report quarter which can essentially affect the activity of the issuer:

n/a.

Description of the reasons for checks of the issuer held by the government bodies (proceeding or ended in the report quarter) and of auditor checks of the issuer held on demand of its participants (stockholders):

In the report quarter there was held a scheduled check of financial-economic activity of the issuer by auditing committee with the involvement of OJSC "Sviayzinvest" personnel.
The following activities were checked:
1. The analysis of interaction with affiliated operators.
2. The analysis of work with affiliated and dependent companies.
3. The analysis of work with suppliers.
4. The analysis of accounting department operation.
5. The analysis of improvements of faults revealed during the previous checks.
Comments and proposals are taken into account. Explanatory note on execution of proposals and arrangements for improving the faults is forwarded to OJSC "Sviayzinvest".

42. Essential facts (events, actions) occurred in the report quarter.

The date of the fact (event, action) occurrence: *5.07.2002*
Code: *0300137A05072002*

Full company's name of legal entity the participation share of which has changed:
"ING BANK (EURASIA) ZAO" (CLOSED JOINT STOCK COMPANY) (nominee holder)

Location and mail address of the legal entity:
RF, Moscow, Krasnaya Presnya str., bld., 31
123022, RF, Moscow, Krasnaya Presnya str., bld., 31

Equity stake in the issuer charter capital before and after its change:
11,5947 % - before the change,
20,8126 % - after the change.

Full company's name of legal entity the participation share of which has changed:
Closed Joint Stock Company "Bank Credit Swiss First Boston AO" (nominee holder)

Location and mail address of the legal entity:
RF, Moscow, Nikitskyi pereulok, bld., 5
103009, RF, Moscow, Nikitskyi pereulok, bld., 5

Equity stake in the issuer charter capital before and after its change:
10, 5310 % - before the change,
1, 3132 % - after the change.

The date since when the changes of participation share in the issuer charter capital occurred:
05.07.2002г

The date of the fact (event, action) occurrence: *5.07.2002*
Code: *0500137A05072002*

Full company's name of legal entity the share of votes of which in the issuer supreme management body has changed:
"ING BANK (EURASIA) ZAO" (CLOSED JOINT STOCK COMPANY) (nominee holder)

Location and mail address of the legal entity:
RF, Moscow, Krasnaya Presnya str., bld., 31
123022, RF, Moscow, Krasnaya Presnya str., bld., 31

The share of votes in the issuer supreme management body before and after its change:

13,2790 % - before the change,
25,5695 % - after the change.

Full company's name of legal entity the share of votes of which in the issuer supreme management body has changed:
Closed Joint Stock Company "Bank Credit Swiss First Boston AO" (nominee holder)

Location and mail address of the legal entity:
RF, Moscow, Nikitskyi pereulok, bld., 5
103009, RF, Moscow, Nikitskyi pereulok, bld., 5

The share of votes in the issuer supreme management body before and after its change:
13,2814 % - before the change,
0,9910 % - after the change.

The date since when the changes of the share of votes in the issuer supreme management body occurred:
05.07.2002

The date of the fact (event, action) occurrence: *10.07.2002*
Code: *0900137A10072002*

The amount of balance sheet profit of the issuer on the date of quarter I of year 2002 end 193 546thousand rubles.

The change of balance sheet profit of the issuer in total and percent correlation in quarter II of year 2002 versus quarter I of year 2002 is:
112 417 thousand rubles
58,1%

The balance sheet profit of the issuer in quarter II of year 2002 reduced due to:
- *referring the reserve for doubtful accounts receivable built up basing on the results of operation for the 1-st half-year to the financial result of quarter II;*
- *increase of expenses of social nature due to the start of leave period;*
- *reduction of proceeds from sales of communication services due to the reduction of installations number.*

The date of the fact (event, action) occurrence: *17.07.2002*
Code: *1300137A17072002*

The date of session of the Board of directors - 17.07.2002
Elected to the Board of directors – 9 persons.
Participated in the voting – 9 persons.

Issues put for voting, the results of the voting, complete wording of resolutions adopted at the session of the Board of directors:

I. On expansion of OJSC "VolgaTelecom" charter capital by issuing additional ordinary and preferred shares placed by converting into them the shares of the following open joint stock companies being affiliated to the Company:
- *OJSC "Kirovelektrosviyaz";*
- *OJSC "Martelcom" of the Republic of Maryi El;*

- ***OJSC "Sviyazinform" the Republic of Mordoviya;***
- ***OJSC "Elektrosviyaz" of Orenburg oblast;***
- ***OJSC "Sviyazinform" of Penza oblast;***
- ***OJSC "Sviyazinform" of Samara oblast;***
- ***OJSC "Saratovelektrosviyaz";***
- ***OJSC "Telecommunications networks of Udmurt Republic";***
- ***OJSC "Elektrosviyaz" of Ulyanovsk oblast;***
- ***OJSC "Sviyazinform" of Chuvash Republic.***

The Board of directors has decided:

1. To expand the charter capital of Open Joint Stock Company "VolgaTelecom" to 1 639 916 475 rubles by issuing additional ordinary, nominal, paperless shares in the quantity of 158 479 418 pieces with the face value of 5 rubles each and additional preferred, nominal, paperless A type shares in the quantity of 52 826 377 pieces with the face value of 5 rubles each.

2. Additional shares are placed within the limits of declared shares. Total amount of placed issues of ordinary shares (at face value) makes up 792 397 090 rubles. Total amount of placed issues of preferred shares (at face value) makes up 264 131 885 rubles.

Voting: "FOR" - 9; "AGAINST" - none; "Abstain" - none

II. On approval of decisions to issue additional ordinary and preferred nominal paperless shares of Open Joint Stock Company "VolgaTelecom", being placed by converting into them ordinary and preferred shares of open joint stock companies being affiliated to Open Joint Stock Company "VolgaTelecom".

The Board of directors has decided:

To approve the decisions on the issue of securities of Open Joint Stock Company "VolgaTelecom" in the quantity of 158 479 418 pieces of ordinary, nominal, paperless shares of the face value of 5 rubles each for the total amount of 792 397 090 rubles and 52 826 377 pieces of preferred nominal paperless A type shares of the face value of 5 rubles each for the total amount of 264 131 885 rubles.

Voting: "FOR" - 9; "Against" - none; "Abstain" - none

III. On placement of Open Joint Stock Company "VolgaTelecom" bonds of series 1-O, 2-O, 3-O, 4-O, 5-O, 6-O, 7-O, 8-O, 9-O, 10-O, 11-O, 12-O, 13-O, 14-O, 15-O, 16-O, 17-O, 18-O, 19-O, 20-O, 21-O, 22-O, 23-O, 24-O, 25-O, 26-O, 1-C, 2-C, 3-C, 4-C, 5-C, 6-C, 1-У, 2-У, 3-У, 4-У, 5-У, 6-У, 7-У, 8-У, 9-У, 10-У.

The Board of directors has decided:

1. To place Open Joint Stock Company "VolgaTelecom" bonds of series 1-O, 2-O, 3-O, 4-O, 5-O, 6-O, 7-O, 8-O, 9-O, 10-O, 11-O, 12-O, 13-O, 14-O, 15-O, 16-O, 17-O, 18-O, 19-O, 20-O, 21-O, 22-O, 23-O, 24-O, 25-O, 26-O, 1-C, 2-C, 3-C, 4-C, 5-C,6-C, 1-У, 2-У, 3-У, 4-У, 5-У, 6-У, 7-У, 8-У, 9-У, 10-У in order to convert into them the bonds of affiliated joint stock companies.
By the time of converting the bonds of each affiliated company into the bonds of OJSC "VolgaTelecom" is recognized the time when this affiliated company is removed from the state register.

Voting: "FOR" - 9; "Against" - none; "Abstain" - none

IV. On approval of Decisions on the issue of Open Joint Stock Company "VolgaTelecom" bonds of series 1-O, 2-O, 3-O, 4-O, 5-O, 6-O, 7-O, 8-O, 9-O, 10-O, 11-O, 12-O, 13-O, 14-O, 15-O, 16-O, 17-O, 18-O, 19-O, 20-O, 21-O, 22-O, 23-O, 24-O, 25-O, 26-O, 1-C, 2-C, 3-C, 4-C, 5-C, 6-C, 1-У, 2-У, 3-У, 4-У, 5-У, 6-У, 7-У, 8-У, 9-У, 10-У, placed by converting into them the bonds of open joint stock companies being affiliated to Open Joint Stock Company "VolgaTelecom".

The Board of directors has decided:

On the basis of decision of the Board of directors "On placement of Open Joint Stock Company "VolgaTelecom" bonds of series 1-O, 2-O, 3-O, 4-O, 5-O, 6-O, 7-O, 8-O, 9-O, 10-O, 11-O, 12-O, 13-O, 14-O, 15-O, 16-O, 17-O, 18-O, 19-O, 20-O, 21-O, 22-O, 23-O, 24-O, 25-O, 26-O, 1-C, 2-C, 3-C, 4-C, 5-C, 6-C, 1-Y, 2-Y, 3-Y, 4-Y, 5-Y, 6-Y, 7-Y, 8-Y, 9-Y, 10-Y ", to approve the decisions on the issue of nominal, paperless, interest-rate bonds of Open Joint Stock Company "VolgaTelecom" in the quantity of 191 618 pieces for the total amount of 90 260 600 rubles.

Voting: "FOR" - 9; "Against" - none; "Abstain" - none

V. On approval of the Prospectus of issue of Open Joint Stock Company "VolgaTelecom" securities.
The Board of directors has decided:

To approve the Prospectus of issue of OJSC "VolgaTelecom" ordinary nominal paperless shares in the quantity of 158 479 418 pieces of the face value of 5 rubles each for the total amount of 792 397 090 rubles, of OJSC "VolgaTelecom" preferred nominal paperless A type shares in the quantity of 52 826 377pieces of the face value of 5 rubles each for the total amount of 264 131 885 rubles, of OJSC "VolgaTelecom" nominal paperless interest-rate bonds in the quantity of 191 618 pieces for the total amount of 90 260 600 rubles.

Voting: "FOR" - 9; "Against" - none; "Abstain" - none

The date of the fact (event, action) occurrence: *28.07.2002*
Code: *1100137A28072002*

Kind, category (type) of securities under which the income is charged and paid:
Preferred A type shares of the face value of 5 rubles.
Ordinary shares of the face value of 5 rubles.

The date of the issuer adoption of the resolution on payment of dividends under the shares:
28.06.2002 – the resolution of the shareholders general meeting

The size of the dividend paid
For one preferred A type share - 0.96 ruble,
For one ordinary share – 0.32ruble.

The form of payment of charged dividends under the securities:
The payment of charged dividends is made in a mixed form.

43. The data on reorganization of the issuer, its affiliated and dependent companies.

N/a

44. Additional essential general information on the issuer.

N/a.

B. Data on the issuer's financial-economic activity

45. Annual accounting reporting for the last three fiscal years.

It is not provided for the current report period.

46. The issuer's accounting statement for the report quarter.

See annex.

47. The facts which have entailed increase or decrease of size of assets of the issuer of more than 10 percent in the accounting quarter.

N/A

The size of the issuer's assets on the date of the quarter end preceding the report one:
3 278 780 000 rubles.

The size of the issuer's assets on the date of the report quarter end:

3 549 869 000 rubles.

48. The facts which have entailed increase of the profit (losses) of the issuer in the report quarter of more than 20 percent compared with the prior quarter.

The date of the fact (facts) occurrence: *10.10.2002*

Description: ***the amount of the issuer's balance sheet profit on the date of the end of quarter II of year 2002.***

81 129 000 rubles

The change of the issuer's balance sheet profit in percent correlation in quarter III of year 2002 vs. quarter II of year 2002 is:

85, 8 %

The issuer's balance sheet profit increased due to:

- ***the increase of tariffs for local telephone communication services since September 1, 2002;***
- ***reduction of the amount of reserve for doubtful debts built up in quarter II of the current year.***

Absolute change of profit (loss) for the report quarter vs. the profit (loss) of the issuer for the quarter preceding the report one***: 69 581 000 rubles.***

The amount of profit (loss) of the issuer for the quarter preceding the report one: ***81 129 000 rubles.***

The amount of profit (loss) of the issuer for the report quarter: ***150 710 000 rubles.***

49. Information on the formation and the use of reserve and other special funds of the issuer.

See annex

50. Transactions of the issuer in the report quarter the size of which makes 10 percent or more of the assets of the issuer on the end of the quarter preceding the report quarter.

The specified transactions had not taken place

51. Information on assignment of funds raised by the issuer as a result of placement of issuing securities.

In the report period there was no the specified trends of the funds usage.

52. Borrowed funds received by the issuer and its affiliated companies in the report quarter.

Data on the amount of borrowed funds received by the issuer by the end of the report quarter:

Item description	Balance by the beginning of the year (rubles)	Received (rubles)	Paid off (rubles)	Balance by the report quarter end (rubles)
Long-term credits of banks				
Including outstanding on time				
Other long-term loans	6 406 032	26 556 360	32 962392	
Including outstanding on time				
Short-term credits of banks	1 663 000	12 000 000	7 663 000	6 000 000
Including outstanding on time				

Bank credits for employees				
Including outstanding on time				
Other short-term loans	144 658 319	23 301 543	121 689 903	46 269 959
Including outstanding on time				

Data on the amount of borrowed funds received by the issuer and its affiliated companies for the past year:

Item description	Balance by the beginning of the year (rubles)	Received (rubles)	Paid off (rubles)	Balance by the report quarter end (rubles)
Long-term credits of banks				
Including outstanding on time				
Including for:				
Other long-term loans	56 970 000	6 406 032	56 970 000	6 406 032
Including outstanding on time				
Including for:				
Short-term credits of banks		20 000 000	18 337 000	1 663 000
Including outstanding on time				
Including for:				
Bank credits for employees				
Including outstanding on time				
Including for:				
Other short-term loans		144 658 319		144 658 319
Including outstanding on time				
Including for:				

53. Accounts receivable and payable of the issuer and its affiliated companies for the report quarter.

Data on the amount of accounts receivable and payable of the issuer by the report quarter end:

Item description	Balance by the beginning of the year (rubles)	Received (rubles)	Paid off (rubles)	Balance by the report quarter end (rubles)
1) Accounts receivable:				
Short-term	337 454 492	3970046681	3 884781243	422719930
Including overdue	170 196 855	2 172 567 829	2 182188326	160576358
Out of it with the duration over 3 months	96 676 220	603 409 152	579 712 994	120 372 378
Including for:				
Long-term				
Including overdue				
Out of it with the duration over 3 months				
Including for:				
2) Accounts payable:				
Short-term	305 961 769	2 350 574540	2 102 083172	554 453 137
Including overdue	146 871 926	306 179 622	385 310 009	67 741 539
Out of it with the duration over 3 months	125 991 546	123 957 973	188 717 587	61 231 932
Including for:				
Long-term				
Including overdue				
Out of it with the duration over 3 months				
Including for:				
Cover funds:				
Received				
Including from third parties				
Including for:				
issued	251 784 696	40 569 999	53 530 098	238 824 597

Including to third parties				
Including for:				
3) Bills of exchange flow:				
Bills of exchange issued				
Including overdue				
Including for:				
Bills of exchange received	82 236	1 599 958	1 599 958	82 236
Including overdue				
Including for:				

Data on the amount of accounts receivable and payable of the issuer and its affiliated companies by the end of the past year:

Item description	Balance by the beginning of the year (rubles)	Received (rubles)	Paid off (rubles)	Balance by the report quarter end (rubles)
1) Accounts receivable:				
Short-term	363 179 392	4 606 645 045	4 631 169 196	338 655 241
Including overdue	212 773 189	1 443 938 740	1 486 515 074	170 196 855
Out of it with the duration over 3 months	130 287 391	703 802 984	737 414 155	96 676 220
Including for:				
Long-term				
Including overdue				
Out of it with the duration over 3 months				
Including for:				
2) Accounts payable:				
Short-term	215 331 962	3 882 937 803	3 791 107 794	307 161 971
Including overdue	79 444 864	779 989 286	712 562 324	146 871 926
Out of it with the duration over 3 months	40 018 699	404 700 241	318 727 394	125 991 546
Including for:				
Long-term	183 149 316	28 153 001	211 302 317	
Including overdue				
Out of it with the duration over 3 months				
Including for:				
Cover funds:				
received				
Including from third parties				
Including for:				
issued				
Including to third parties				
Including for:				
3) Bills of exchange flow:				
Bills of exchange issued				
Including overdue				
Including for:				
Bills of exchange received	194 400	19 641 876	19 754 039	82 237
Including overdue				
Including for:				

54. The issuer financial investments.

Data on the issuer financial investments by the report quarter end:

Item description	The amount of investments by the report quarter end (rubles)		
	Short-term (less than a year)	Long-term (over a year)	Total
Investments in Russian Federation government			

securities			
Investments in Russian Federation subjects government securities			
Investments in securities of local authorities			
Investments in shares, equity stakes, stocks of other organizations	-	13 861 820	13 861 820
Investments in bonds and other debt liabilities	-		
Other granted loans	-	1 255 547	1 255 547
Investments in the issuer affiliated companies	-	4 284	4 284
Investments in the issuer dependent companies	-	12 227 126	12 227 126

Financial investments in organizations which had been liquidated as per the procedure established by Russian Federation legislation

Organization's name	Liquidation date	The authority that took the decision on liquidation	The amount of investments (rubles)
Total			-

Financial investments in organizations that had been recognized bankrupt as per the procedure established by Russian Federation legislation

Organization's name	Liquidation date	The authority that took the decision on liquidation	The amount of investments (rubles)
Total			-

The amount of the issuer assets on the report quarter end date (rubles)	

Financial investments in organizations, the investments into which make up 10 and more percent of the issuer assets on the date of the report quarter end

Organization's name	The amount of investments (rubles)	Equity stake in assets
Total	-	

Data on financial investments of the issuer and its affiliated companies by the past year end:

Item description	The amount of investments by the report quarter end (rubles)		
	Short-term (less than a year)	Long-term (over a year)	Total
Investments in Russian Federation government securities			
Investments in Russian Federation subjects government securities			
Investments in securities of local authorities			
Investments in shares, equity stakes, stocks of other organizations	-	13 224 566	13 224 566
Investments in bonds and other debt liabilities			
Other granted loans	-	328 081	328 081
Investments in the issuer affiliated companies	-	4 284	4 284
Investments in the issuer dependent companies	-	12 762 126	12 762 126

Financial investments in organizations which had been liquidated as per the procedure established by Russian Federation legislation

Organization's name	Liquidation date	The authority that took the decision on liquidation	The amount of investments (rubles)
Total			-

Financial investments in organizations that had been recognized bankrupt as per the procedure established by Russian Federation legislation

Organization's name	Liquidation date	The authority that took the decision on liquidation	The amount of investments (rubles)

Total			-
The amount of the issuer assets as of the date of the report quarter end (rubles)			

Financial investments in organizations, the investments into which make up 10 and more percent of the issuer assets as of the date of the report quarter end		
Organization's name	**The amount of investments (rubles)**	**Equity stake in assets**
Total	-	

55. Other essential information on the issuer financial-economic activity

Other essential information on financial and economic activity of the issuer, except for submitted is not available.

C. Data on the issuer securities

56. Data on the issuer shares.

Issue serial number: ***1***
Category: ***ordinary***
Security form: ***nominal paperless***
Face value of one valuable paper of the issue: ***500***

Amount of securities of the issue: ***567 830***
Total amount of the issue: ***283 915 000***

Information on the state registration of the issue:
Registration date: ***28.12.1993***
Registration number: ***32-1П-755***
The state registration body: ***Financial bodies***

Method of placement: ***according to the plan of privatization***
Period of placement: ***24.01.1994 - 10.11.1994***

Current status of the issue: ***all securities of the issue are extinguished (cancelled)***
The amount of actually placed securities according to the registered report on results of the issue: ***567 830***

Information on the state registration of the report on results of the issue:
Registration date: ***7.05.1996***
The state registration body: ***Financial bodies***

Restrictions in circulation of securities of the issue (if available):
Do not circulate in secondary market as they were cancelled

Market information on securities of the issue:
There are no such markets, as all the securities of the specified issue have been cancelled.

Additional essential information on securities of the issue:
All securities of the first issue have been cancelled in connection with registration of securities of the second issue by the Resolution of Department of the finance of Administration of Nizhny

Novgorod oblast № 05-14 of 30.09.96 according to item 4.1 of the letter of the Ministry of Finance of Russian Federation of 20.09.96.

Issue serial number: ***1***
Category: ***preferred***
Share type: ***A***
Security form: ***nominal paperless***
Face value of one valuable paper of the issue: ***500***

Amount of securities of the issue: ***194 462***
Total amount of the issue: ***97 231 000***

Information on the state registration of issue:
Registration date: ***28.12.1993***
Registration number: ***32-1П-755***
The state registration body: ***Financial bodies***

Method of placement: ***according to the plan of privatization***
Period of placement: ***from 24.01.1994 to 10.11.1994***

Current status of the issue: ***all securities of the issue are extinguished (cancelled)***
The amount of actually placed securities according to the registered report on results of the issue: ***194 462***

Information on the state registration of the report on results of the issue:
Registration date: ***7.05.1996***
The state registration body: ***Financial bodies***

Restrictions in circulation of securities of the issue (if available):
Do not circulate in secondary market because they were cancelled.

Market information on securities of the issue:
There are no such markets, as all the securities of the specified issue have been cancelled.

Additional essential information on securities of the issue:
The information is not presented, as all the papers of the specified issue have been cancelled in connection with registration on 30.09.1996 of the second equity issue of the issuer (the Notice of Department of finance of Administration of Nizhny Novgorod oblast of 30.09.1996, № 05-14)

Issue serial number: ***1***
Category: ***preferred***
Type of shares: ***B***
Security form: ***nominal paperless***
Face value of one valuable paper of the issue: ***500***

Amount of securities of the issue: ***15 558***
Total amount of the issue: ***7 779 000***

Information on the state registration of the issue:
Registration date: ***28.12.1993***
Registration number: ***32-1П-755***
The state registration body: ***Financial bodies***

Method of placement: ***according to the plan of privatization***
Period of placement: ***24.01.1994 - 10.11.1994***

Current status of the issue: ***all securities of issue are extinguished (cancelled)***
The amount of actually placed securities according to the registered report on results of the issue:
15 558

Information on the state registration of the report on results of the issue:
Registration date: ***7.05.1996***
The state registration body: ***Financial bodies***

Restrictions in circulation of securities of the issue (if available):
Do not circulate in secondary market because they were cancelled.

Market information on securities of the issue:
There are no such markets, as all securities of the specified issue have been cancelled.

Additional essential information on securities of the issue:
All preferred shares of B type were automatically converted into common stock. All the papers of the specified issue are cancelled in connection with registration of the second equity issue by the issuer on 30.09.96 (the Notice of Department of finance of Administration of Nizhny Novgorod oblast of 30.09.1996, № 05-14).

Issue serial number: *2*
Category: ***ordinary***
Security form: ***nominal paperless***
Face value of one valuable paper of the issue: ***5***

The amount of securities of the issue: ***87 508 200***
Total amount of the issue: ***437 541 000***

Information on the state registration of the issue:
Registration date: ***30.09.1996***
Registration number: ***32-1-1375***
The state registration body: ***Financial bodies***

Method of placement: ***distribution among stockholders***
Period of placement: ***from 15.10.1996 to 15.10.1996***

Current status of the issue: ***placement is completed***
The amount of actually placed securities according to the registered report on results of the issue:
87 508 200

Information on the state registration of the report on results of the issue:
Registration date: ***12.11.1996***
The state registration body: ***Financial bodies***

Restrictions in circulation of securities of the issue (if available):
No restrictions in circulation.

Market information on securities of the issue:
Russian trading system

Additional essential information on securities of the issue:
3.11. 1997 Common stock of the issuer represented by non-sponsored level 1 ADRs are issued. One ADR represents 2 shares. The ADRs are traded at Berlin and Frankfurt stock exchanges. As of 01.01.2003 4 611 571 ADRs are issued.

Issue serial number: ***2***
Category: ***preferred***
Share type: ***A***
Security form: ***nominal paperless***
Face value of one valuable paper of the issue: ***5***

The amount of securities of the issue: ***29 169 300***
Total amount of the issue: ***145 846 500***

Information on the state registration of the issue:
Registration date: ***30.09.1996***
Registration number: ***32-1-1375***
The state registration body: ***Financial bodies***

Method of placement: ***distribution among stockholders***
Period of placement: ***from 15.10.1996 to 15.10.1996***

Current status of the issue: ***placement is completed***
The amount of actually placed securities according to the registered report on results of the issue:
29 169 300

Information on the state registration of the report on results of the issue:
Registration date: ***12.11.1996***
The state registration body: ***Financial bodies***

Restrictions in circulation of securities of the issue (if available):
No restrictions in circulation of the securities.

Market information on securities of the issue:
Russian trading system

Additional essential information on securities of the issue:

Other essential information is not available.

57. Data on the issuer bonds.

There were no bonds issues.

D. Other data on the issuer securities.

58, 59, 60. Rights of owners of shares of the issuer. Dividends under shares of the issuer.

58.1

Category of shares: ***ordinary***

Form of shares: ***nominal paperless***

Full name of category / type of shares: ***ordinary nominal paperless shares***

Rights of the owner of shares of the given category (type):

Each common stock of the Company gives the stockholder - to its owner an identical volume of the rights (item 7.1. of the charter):

Each stockholder - the owner of common stock of the Company has the right:

1. To participate in the general meeting of stockholders of the Company in the procedure stipulated by the current legislation of Russian Federation;

2. To receive dividends in the procedure stipulated by the current legislation of Russian Federation and the present Charter, in case of their declaration by the Company;

3. To receive a part of property of the Company, left after its liquidation, proportionally to number of shares in his possession;

4. To get access to the documents stipulated by item 1 of article 89 of Federal law "On joint stock companies", in the procedure stipulated by item 91 of the specified law;

5. To demand from the registrar of the Company the acknowledgement of rights of the stockholder to shares by the issue of an extract from the Register of the Company to him;

6. To receive from the registrar of the Company the information on all recordings on his personal account, and also other information stipulated by legal acts of Russian Federation, establishing the procedure of conducting a register of stockholders;

7. To alienate shares owned by him without the consent of other stockholders and the Company;

8. In stipulated by current legislation of Russian Federation to protect in the judicial procedure the broken civil rights, including to demand a compensation of damage from the Company;

9. To demand the repayment by the Company of all or part of shares owned by the stockholder in cases and in the procedure, stipulated by current legislation of Russian Federation;

10. To sell shares to the Company in case if a resolution on purchase of the specified shares is approved by the Company;

11. To demand from the Company an extract from the list of persons having right of participation in the General meeting of stockholders, containing the data of the stockholder.

The stockholder owning more than 1 percent of voting shares of the Company, has the right to demand from the registrar of the Company the information on the name of the owners of shares registered in the Register and on the amount, category and the face value of shares owned by them (the specified information is provided without indication of addresses of stockholders).

The stockholders (stockholder) owning in aggregate not less than 1 percent of the placed

common stock of the Company have the right to address the court with a claim against a member of the Board of directors of the Company, the single executive of the Company, a member of joined executive agency of the Company, and also against the managing organization or the manager about a compensation of damage, caused to the Company as a result of guilty actions (inactivity) of the specified persons.

The stockholders possessing not less than 1 percent of votes in the general meeting of stockholders have the right to demand from the Company to grant the list of persons having the right of participation in the assembly. In this case, all data, documents and the mail address of the stockholders included into this list are provided only with their consent.

The stockholders (stockholder) who in aggregate own not less than 2 percent of voting shares of the Company, have the right to propose issues for the agenda of the annual general meeting of stockholders and candidates for management and control bodies of the Company. At the preparation of the extraordinary general meeting of stockholders with the agenda of election of the Board of directors of the Company, the specified stockholders (stockholder) have the right to nominate candidates for election to the Board of directors of the Company.

The stockholders (stockholder) who own in aggregate not less than 10 percent of voting shares of the Company have the right to demand from the Board of directors of the Company the convocation of an extraordinary general meeting of stockholders. In case if during the term established by current legislation of Russian Federation and the present Charter, the Board of directors of the Company did not approve the resolution on convocation of an extraordinary general meeting of stockholders or the resolution on refusal of its convocation is approved, the extraordinary meeting can be called by the specified stockholders.

The stockholders (stockholder) who own in aggregate not less than 10 percent of voting shares of the Company, have the right to demand at any time to audit the financial and economic activity of the Company.

The stockholders (stockholder) having in aggregate not less than 25 percent of voting shares of the Company have the right of access, and also have the right to receive copies of book keeping documents and the minutes of sessions of the joined executive agency of the Company.

Stockholders - owners of common stock of the Company have other rights stipulated by current legislation of Russian Federation, other legal acts of Russian Federation issued within the limits of their powers, and also by the present Charter.

Dividends under the shares of this category (type):

Period: ***1999***

The amount of dividends charged per a share (rubles): ***0.14***

Total amount of dividends charged per a share of this category (type) (rubles): ***12 274 000***

Total amount of dividends actually paid under the shares of this category (type) (rubles): ***12 219 259***

Period: ***2000.***

The amount of dividends charged per a share (rubles): ***0.27***

Total amount of dividends charged per a share of this category (type) (rubles): ***23 626 705***

Total amount of dividends actually paid under the shares of this category (type) (rubles): ***23 546 470***

Period: ***2001***

The amount of dividends charged per a share (rubles): ***0.32***

Total amount of dividends charged per a share of this category (type) (rubles): ***30 878 022***

Total amount of dividends actually paid under the shares of this category (type) (rubles): ***1 285 303***

The amount of charged dividends under the shares of this category (type), the term of payment under which has not started yet (rubles): *0*

58.2

Category of shares: ***preferred***

Share type: ***A***

Form of shares: ***nominal paperless***

Full name of category / type of shares: ***preferred nominal paperless A type shares***

Rights of the owner of shares of the given category (type):

Each preferred share of A type of the Company gives the stockholder, its owner equal rights. (Item 8.1. the Charter)

Owners of preferred A type shares have the right to receive the annual fixed dividend except for the cases stipulated by the present Charter. The total sum paid as dividend for each A type preferred share, is established at a rate of 10 percent of net profit of the Company according to results of the prior fiscal year, divided by number of shares making 25 percent of the charter capital of the Company. In addition, if the sum of the dividends paid by the Company on each common stock in a certain year exceeds the sum to be paid as dividends for each A type preferred share, the size of dividends paid on the latter, should be increased up to the size of dividends paid under common stocks.

Owners of preferred A type shares have the right to participate in the general meeting of stockholders with a vote at the resolution of issues of reorganization and liquidation of the Company, and also on an issue of amendments and additions to the Charter of the Company, in a case if the specified changes limit rights of the specified stockholders.

Owners of preferred A type shares have the right to participate in the general meeting of stockholders with a vote on all issues of the agenda of the assembly in case if the assembly of stockholders (irrespective of the reasons) did not adopt the resolution on dividend payment or adopt the resolution on incomplete dividend payment for preferred A type shares. The specified right arises for owners of preferred A type shares since the assembly following the annual meeting of stockholders which did not adopt the resolution on dividend payment and stops from the moment of the first dividend payment under the specified shares in full size.

Owners of preferred A type shares have the rights stipulated by item 7.2.3, item 7.2.4, item 7.2.5, item 7.2.6, item 7.2.7, item 7.2.8, item 7.2.10, item 7.2.11 of the present Charter for owners of common stock of the Company. These rights are given to stockholders - owners of preferred A type shares including the case when these shares are not voting.

Owners of preferred A type shares have the rights stipulated by item 7.3, item 7.6, item 7.7, item 7.8, item 7.9 of the present Charter in case when preferred A type shares have the right of vote on all issues of the competence of the general meeting of stockholders of the Company.

Owners of preferred A type shares have the right to demand the repayment by the Company of all or part of shares owned by the stockholder in cases and following the procedure stipulated by current legislation of Russian Federation.

Owners of preferred A type shares, possessing not less than 1 percent of votes of the general meeting of stockholders have the right to demand from the Company the list of persons having the right of participation in the assembly. In addition the data of documents and the mail address of the stockholders included in this list are provided only with their consent.

Stockholders, owners of preferred A type shares have other rights stipulated by current legislation of Russian Federation, other legal acts of Russian Federation, and by the present Charter.

Dividends under the shares of this category (type):

Period: ***1999***

The amount of dividends charged per a share (rubles): ***0.6***

Total amount of dividends charged per a share of this category (type) (rubles): ***17 535 000***

Total amount of dividends actually paid under the shares of this category (type) (rubles): ***17 309 568***

Period: ***2000***

The amount of dividends charged per a share (rubles): ***1.04***

Total amount of dividends charged per a share of this category (type) (rubles): ***30 302 509***

Total amount of dividends actually paid under the shares of this category (type) (rubles): ***29 956 417***

Period: ***2001***

The amount of dividends charged per a share (rubles): ***0.96***

Total amount of dividends charged per a share of this category (type) (rubles): ***25 136 995***

Total amount of dividends actually paid under the shares of this category (type) (rubles): ***2 250 474***

The amount of charged dividends under the shares of this category (type), the term of payment under which has not started yet (rubles): ***0***

61. Restrictions in securities circulation.

See items 56 and 57

62. Other essential information on securities of the issuer.

In August the Prospectus of the issuer issuing securities was filed for registration to Russia's FCSM.

There is no other essential information on the issuer securities.

Annex to item 46

ACCOCUNTING BALANCE-SHEET

		Codes		
	Form № 1 by OKUD	0710001		
For 9 months of year 2002	Date (year, month, day)	2002	07	29
Organization: **Open Joint Stock Company "VolgaTelecom" of Nizhny Novgorod oblast**	By OKPO	01142788		
Identification Taxpayer Number **5260901817**	ITN	5260901817		
Branch (activity type): **Communication**	By OKDP	52300		
Organizational-legal form: **Open Joint Stock Company**	By OKOPF/OKFS			
Measure unit: **thousand rubles**	By OKEI	384		

Address: **Nizhny Novgorod city, Gorky sq., Post House**

ASSETS	Line code	By the report period beginning	By the report period end
1	2	3	4
I NON-CIRCULATING ASSETS			
Intangible assets (04,05)	110		
Including: Patents, licenses, trade marks (service marks), other similar rights and assets	111		
Organizational expenses	112		
Business reputation of organization	113		
Fixed assets (01,02,03)	120	2362485	2431743
Including: Land plots and environmental management objects	121	86	278
Buildings, machines and equipment	122	1668486	1751616
Construction in progress (07,08,16,61)	130	200980	431296
Profitable investments in material values (03)	135		
Including: Property for granting on leasing	136		
Property provided under the contract of hire	137		
Long-term financial investments (06,82)	140	26319	26905
Including: Investments in affiliated companies	141	4	4
Investments in dependent companies	142	12762	12227
Investments in other organizations	143	13225	13862
Loans granted to organizations for the period Over 12 months	144	328	
Other long-term financial investments	145		1256
Other non-circulating assets	150		
Total for section I	**190**	**2589784**	**2890388**
II CIRCULATING ASSETS			
Inventories	210	90109	107618
including: Raw materials, materials and other similar values (10,12,13,16)	211	76285	87233
livestock for rearing and fattening (11)	212		
Expenses in work in progress (distribution costs) (20,21,23,29,30,36,44)	213		
Finished products and goods for resale (16,40,41)	214	5265	6848

Goods shipped (45)	215		
Expenditures of future periods (31)	216	8559	13537
Other inventories and expenses	217		
VAT on the acquired values (19)	220	43212	105247
Accounts receivable (payments expected in over 12 months after report date)	230		
Including: Buyers and customers (62,76,82)	231		
Bills receivable (62)	232		
Debt of affiliated and dependent companies (78)	233		
Advances paid (61)	234		
Other debtors	235		
Accounts receivable (payments expected within 12 months after report date)	240	337454	422720
Including: Buyers and customers (62,76,82)	241	257503	242489
Bills receivable (62)	242	82	82
Debt of affiliated and dependent companies (78)	243		
Debt of participants (founders) as regards the contributions to the charter capital (75)	244		
Advances paid (61)	245	17857	125097
Other debtors	246	62012	55052
Short-term financial investments (56,58,82)	250	94	213
including: Loans provided to organizations for the period less than 12 months	251		
own shares, redeemed from shareholders	252	94	187
Other short-term financial investments	253		26
Money funds	260	18623	23683
including: Cash (50)	261	2087	1861
Settlement accounts (51)	262	15622	20028
Currency accounts (52)	263		
Other money funds (55,56,57)	264	914	1794
Other circulating assets	270		
Total for section II	**290**	**489492**	**659481**
BALANCE (sum of lines 190+290)	**300**	**3079276**	**3549869**

LIABILITIES	Line code	By the report period beginning	By the report period end
1	2	3	4
III CAPITAL AND RESERVES			
Charter capital (85)	410	583388	583388
Additional capital (87)	420	951268	950702
Reserve capital (86)	430	58798	72832
including: Reserve funds built up in accordance with legislation	431	58798	72832
Reserves built up in accordance with constituent documents	432		
Social sphere fund (88)	440	313	
Targeted financing and proceeds (96)	450		
Undistributed profit of prior years (88)	460	973935	904786
Not covered loss of prior years (88)	465		
Expenses of past years not covered by financing	466		
Undistributed profit of the report year (88)	470		323960
Not covered loss of the report year (88)	475		
Expenses of the report period not covered by financing	476		
Total for section III	**490**	**2567702**	**2835668**

IV LONG-TERM LIABILITIES			
Loans and credits (92,95)	510	6406	
including: Bank credits due to repayment in over 12 months after the report date	511		
Loans due to repayment in over 12 months after the report date	512	6406	
Other long-term liabilities	520	76915	214765
Total for section IV	**590**	**83321**	**214765**
V SHORT-TERM LIABILITIES			
Borrowed funds (90,94)	610	146321	52270
including: Bank credits due to repayment within 12 months after the report date	611	1663	6000
Loans due to repayment within 12 months after the report date	612	144658	46270
Accounts payable	620	229048	339688
Including: Suppliers and contractors (60,76)	621	55534	109395
Bills payable (60)	622		
Debt to affiliated and dependent companies (78)	623		
Debt to the organization's personnel (70)	624	11874	21754
Debt to government extra-budgetary funds (69)	625	9331	11094
Debt to the budget (68)	626	35182	62192
Advances received (64)	627	23394	13261
Other creditors	628	93733	121992
Debt to participants (founders) for income payment (75)	630	6146	47595
Income of future periods (83)	640	46738	59883
Reserves of future expenses (89)	650		
Other short-term liabilities	660		
Total for section V	**690**	**428253**	**499436**
BALANCE (sum of lines 490+590+690)	**700**	**3079276**	**3549869**

Reference on available values represented in extra-balance accounts

Item description	Line code	By the report period beginning	By the report period end
1	2	3	4
Rented fixed assets (001)	910	5494	5494
Including under leasing	911	5494	5494
Material assets, Accepted for custody (002)	920		
Goods accepted for commission (004)	930	69	446
Receivables written-off as a loss of insolvent debtors (007)	940	35663	36236
Collaterals received (008)	950		
Collaterals paid (009)	960	251785	238825
Housing fund amortization (014)	970	1155	119
Depreciation of land development facilities and other similar objects (015)	980		
Registered high-security forms	990	4496	3411

PROFIT AND LOSS STATEMENT

		Codes		
	Form № 2 by OKUD	0710001		
For 9 months of year 2002	Date (year, month, day)	2002	07	29
Organization: **Open Joint Stock Company "VolgaTelecom" of Nizhny Novgorod oblast**	By OKPO	01142788		
Identification Taxpayer Number **5260901817**	ITN	5260901817		
Branch (activity type): **Communication**	By OKDP	52300		
Organizational-legal form: **Open Joint Stock Company**	By OKOPF/OKFS			
Measure unit: **thousand rubles**	By OKEI	384		

Address: **Nizhny Novgorod city, Gorky sq., Post House**

Item description	**Line code**	**For the report period**	**For similar period of the previous year**
1	2	3	4
I. Income and expenditures from common activities			
Proceeds (net) from sales of goods, products, works, services (less VAT, excise and similar obligatory payments)	010	1581269	1234786
Prime cost of sold goods, products, works, services	020	-1030802	-783979
Gross profit	029	550467	450807
Commercial expenses (R & D since quarter 1 of 2000 - 0, 99%)	030		-11475
Administrative expenses	040		
Profit (loss) from sales (lines (010-020-030-040))	050	550467	439332
II. Operational income and expenses			
Interest receivable	060	885	226
Interest payable	070	-2609	
Income of participation in other organizations	080	4294	6633
Other operational income	090	3280	19403
Other operational expenses	100	-91737	-42983
III. Non-sale income and expenses			
Other non-sale income	120	61516	25886
Other non-sale expenses	130	-100711	-66554
Profit (loss) before tax (lines (050+060-070+080+090-100+120-130)	140	425385	381943
Income tax and other similar obligatory payments	150	-101408	-152093
Profit (loss) from common activity	160	323977	229850
IV. Extraordinary income and expenses			
Extraordinary income	170		
Extraordinary expenses	180	-17	
Net profit (undistributed profit (loss) of the report period) (lines (160+170-180))	190	323960	229850
FOR REFERENCE			
*Dividends per a share:**			
Under preferred	201		
Under ordinary	202		
*The amount of dividends assumed in the next report year per a share:**			
Under preferred	203		
Under ordinary	204		

* It is filled in the annual accounting reporting.

Breakdown of some incomes and losses

Item description	Line code	For the report period		For similar period of the previous year	
		profit	loss	profit	loss
1	2	3	4	5	6
Penalties, interest fines and the late payment fees recognized or according to decisions of court (arbitration court) on their collecting	210	8260	-852	2723	-117
Profit (loss) of the past years	220	1183	-4947	1004	-2395
Indemnification of damage, caused by default or inadequate execution of obligations	230	25518	-9	29	-19
Exchange rate differences in operations with foreign currency	240	3964	-11916	11602	-13464
Decrease(Reduction) in the prime cost of inventories(stocks) by the report period end	250	X		X	
Write-off of debtor and creditor debts, with term of limitation of actions expired	260	816	-272	37	-108

Annex to item 33

General development of the industry

Telecommunications sector is a dynamically developing sector of Russia, its potential being highly estimated.

The stability of telecommunications sector is defined by the following factors:

- constant clientele:

  Commercial companies,
  Government organizations,
  Natural persons (general public).
- Higher level of cash revenues;
- Introduction of per minute payment for telephone calls;
- Considerable potential for development in the next years.

Priority trend of development of communication industry in Russian Federation is to create competitive environment between communication operators. During the last years the competition grew fast.

Communication industry is being reformed – 7 inter-regional companies were set up. "Volga" association will include 11 communication operators of Volga region. OJSC "Nizhegorodsviyazinform" is the major operator at the region's telecommunications market and it will affiliate the other operators: OJSC "Sviyazinform" of Samara oblast, OJSC "Sviyazinform" of Penza oblast, OJSC "Saratovelektrosviyaz", OJSC "Elektrosviyaz" of Ulyanovsk oblast, OJSC "Udmurttelecom", OJSC "Kirovelektrosviyaz", OJSC "Martelecom" of the Republic of Maryi El, OJSC "Sviyazinform" of the Republic of Mordoviya, OJSC "Sviyazinform" of Chuvash Republic, OJSC "Elektrosviyaz" of Orenburg oblast.

Major types of products (services).
Major activity types and their share in total income (2001)

Local telephone communication – 42, 2 %.
Long-distance and international telephone communication - 52, 6 %.
Documentary communication - 2, 8 %.
Wire broadcasting - 2, 4 %.

Major suppliers

Major suppliers of the equipment to the Issuer are:

Name	Share in total volume of supplies, thousand rubles	Share in total volume of supplies, %
1. CJSC "Krasnaya Zarya", St.Petersburg	26702	13,4
2. "Factory after G.I.Petrovskogo", Nizhny Novgorod	17013	8,5
3. CJSC "AKKU-Fertrieb", Moscow	1824	0,9
4. CJSC "Sokol-ATX", Belgorod	2183	1,1
5. Experimental factory of instruments making with Design Bureau of Russia's Academy of Sciences, settlement Chernogolovka, Moscow oblast	7269	3,6
6. LLC "Intercross", Ryazan	5670	2,8
7. LLC "Local networks", Moscow	7084	3,6
8. Foreign suppliers	*114635*	*57,5*
Including:		
ATX Arzamas, "Iskratel", Slovenia	20351	11,6
Dzerzhinsk, "Alcatel", Germany	9331	8,1
Nizhny Novgorod, "Sumitomo" Corporation, Japan	9397	8,1

In 2001 the import in the equipment supply was 57, 5 %. The specified sources of equipment supply are considered to available in the future as well, which is explained by stable economic relations between the said companies and the issuer.

Tariff policy

The issuer providing communication services receives major part of income due to the following sources:

- monthly fixed subscriber fee,
- time-based billing (per minute payment);
- payment for installation of new telephone lines.

The size of fixed subscriber fee is set by the Russia's Ministry of anti-monopoly policy.

Tariffs for long-distance and international calls are defined by OJSC "Rostelecom".

Seasonality in the issuer activity

Major types of the issuer activity are not of seasonal nature.

Sales market of the issuer products (works, services)

Nizhny Novgorod city and Nizhny Novgorod oblast.

Practice as regards the inventories

The practice as regards the inventories for the issuer to carry out its major activities to provide different communication services does not essentially matter.

Major competitors

Over 10 alternative operators are working in the segment of traditional communication services. Total share of market occupied by them is insignificant; hence the market of traditional communication services is not intensely competitive.

The competition is rather tough in the sector of new services, in particular Internet. 12 Internet providers are operating in this segment. OJSC "VolgaTelecom" actively developing Internet services occupies dominant position at this market.

Annex to item 35

The plans of the issuer future activity.

In accordance with the plan of development in 2002 the issuer will continue to develop communication facilities. The plan of capital construction for 2002 stipulates to spend 383 563 thousand rubles; it is assumed that the fixed assets worth of 412 973 thousand rubles will be commissioned. Capital investments will be financed at the expense of the company's own funds, the funds of natural persons, credit of suppliers of foreign equipment and leasing.

The plan mainly stipulates the construction of profitable objects designed for the business development; their share in total volume of investments makes over 91.2%. In 2002 it is planned to commission:

- ATX of total capacity of 55.8 thousand numbers, including:
  - at city's networks – 54.8 thousand numbers;
  - at rural networks - 1.0 thousand numbers;
- building of communication center - 13, 9 thousand m^3,

to lay 153 km of fiber optic cable, the construction of new digital ATXs with ISDN functions will be continued.

It is planned:

- The 2-nd phase of the project "Construction of data transfer network in Nizhny Novgorod";
- Modernization of Automatic trunk line exchange for 10890 channels;
- Reconstruction of telegraph of design capacity of 877 telephone jacks;
- Change-over of six-digit numbering of Nizhny Novgorod city's telephone network to seven-digit.

Annex to item 43

The process of OJSC "VolgaTelecom" reorganization is going on in accordance with the schedule made up and approved jointly with CJSC "Gamma-Capital" – the company's financial advisor.

In accordance with the designed plan a number of activities were carried out:

- Calculations of the companies value,
- Calculations of conversion ratios,
- The price of shares redemption,
- Procedures for property transfer,
- And a number of other issues.

Since the start of the work for reorganization there were held more than ten meetings and sessions of working groups of the acceptance committee; preliminary results of the calculations of the companies' values and conversion ratios were considered at those sessions. The obtained results were checked. Conversion ratios were approved at a session of the Acceptance committee and the companies' boards of directors.

Major event of 2001 was holding in October –November shareholders meetings in all reorganized companies; at those meetings the shareholders voted by overwhelming majority (98 and more percent) for joining OJSC "Nizhegorodsviyazinform". Treaties of accession and transfer acts were approved at those meetings.

By now all the companies completed the procedure of shares redemption from insignificant part of shareholders who voted against the accession.

The registers of shareholders of all reorganized companies are transferred to single registrar CJSC "Registrar-Sviyaz".

On June 28, 2002 there was held annual general meeting of shareholders of OJSC "Nizhegorodsviyazinform", at this meeting the company got a new name – Open Joint Stock Company "VolgaTelecom". This name is reflected in the new wording of the company's charter, the charter being approved at the shareholders general meeting (99.98% of shareholders votes).

Currently OJSC "VolgaTelecom" is in the closing stage of reorganization in the form of affiliation of 10 communication operators of Povolzhskyi region to the back-up company. In accordance with the program of managing legal, accounting and tax risks related to reorganization of Povolzhskyi region companies the tax authorities were notified on deregistration of affiliated companies and correspondingly, established regional branches of OJSC "VolgaTelecom" are registered with tax authorities. Local structural units of OJSC "VolgaTelecom" are being registered with tax authorities.

In August 2002 the personnel of affiliated companies was notified on reorganization. Joint committees for carrying out total inventory of transferred property were set up.

Proper corporate activities are carried out:

- CJSC "Registrar-Sviyaz" – the holder of shareholders registers was advised on the forthcoming reorganization;
- Obtained information on nominal holders both residents and non-residents in order to carry out the forthcoming conversion of shares is being generalized;
- The Prospectus of securities issue was filed in August for registration with Russia's FCSM; after its registration the affiliated companies will be removed from the state register of legal entities.

Annex to item 49

Data on formation and usage of the funds from reserve and other special funds of the issuer (thousand rubles).

Name of the fund	*The amount by the report quarter end*	*The amount of fund revenues*	*The amount of resources spent from the fund in the report quarter*	*Areas of resources usage*
Reserve fund	72832	14034	---	---

Social sphere fund	313	---	---	---
Consumption fund	---	---	---	---
Accumulation fund	---	---	---	---

Annex to item 54

The Issuer does not have financial investments in Russian Federation government securities, in RF subjects securities, local authorities securities, bonds and other debt liabilities (except for the bills of exchange received for the amount specified earlier).

The investments in dependent companies, as well as investments in shares, equity stake, stocks of other organizations are provided in the table (see attached).

Investment description	Shares types	Quantity of securities	Face value of securities	Face value of investments by the report period end	Balance – sheet value of investments by the report period end
1	2	3	4	5	6
		Investments in affiliated companies			
LLC "Radio-Resonance"	Equity stake and common stock	-	-	-	4 284
TOTAL:					*4 284*
		Investments in dependent companies			
CJSC "Ericsson sviyaz"	Ordinary	24	888,00	21 312	11 000
CJSC "Transsviyaz"	Ordinary	1 600	100,00	160 000	160 000
CJSC "Nizhny Novgorod radiotelephone"	Ordinary	5 000	10,00	50 000	50 000
CJSC "Nizhegorodtele-service"	Ordinary	120 000	10,00	1 200 000	1 191 426
CJSC "Nizhny Novgorod cellular communication"	Ordinary	50 000	216,294	10 800 000	10 814 700
TOTAL:					***12 227 126***
		Investments in other organizations			
CJSC "SOTEL-NN"	Ordinary	200	100,00	20 000	20 000
CJSC "Rostelegraph"	Ordinary	80	100,00	8 000	8 000
CJSC "Startcom"	Ordinary	185	100,00	18 500	18 500
NGPF "Doveriye"	Equity stake and common stock	-	-	-	900 000
CJSC Bank "Onexim-Volga"	Ordinary	29 500 000	0,20	5 900 000	5 900 000
CJSC Inv.Co NPSB	Ordinary	2 664 573	1,00	2 664 573	2 664 573
LLC "First independent registrar"	Equity stake and common stock	-	-	-	128 200
Center of research of problems of	Equity stake and common stock	-	-	-	1 000 000

telecommunications development					
LLC "Agency for protection of competition of consumer rights "ECAD"	Ordinary	108	500,00	54 000	57 862
CJSC "RusLeasingSviyaz"	Ordinary	1 423	1 000,00	1 423 000	1 424 000
Nizhny Novgorod Regional fund for training of financial and management personnel	Equity stake and common stock	-	-	-	2 000
All-Russia Joint Stock Company "Nizhny Novgorod fair"	Ordinary	4	5 000,00	20 000	20 000
LLC "Processing Center "Union Card", Nizhny Novgorod	Equity stake and common stock	-	-	-	191 281
Closed Type JSC "Radiocom"	Ordinary	4	50,00	200	200
LLC "Raduga-Poisk"	Equity stake and common stock	-	-	-	226 954
LLC CPC "NN-Rossviyazinform"	Equity stake and common stock	-	-	-	250
"Nizhny Novgorod regional center Myza"	Ordinary	13000000	0,1	1 300 000	1 300 000
TOTAL:					***13 861 820***
Financial investments					
LLC "Nizhegorodstroi"					1 255 547
TOTAL:					***1 255 547***
TOTAL:					**27 348 777**

The Issuer does not have financial investments in organizations that had been liquidated, recognized bankrupt as per the procedure established by RF legislation.

The investments in any organizations do not make up 10 or more percent of the issuer assets as of the date of the report quarter end.

APPROVED
by the Board of Directors
of OJSC "Nizhegorodsvyazinform"
Minutes № 17 of April 26, 2002
Deputy Chairman of the Board of Directors
V.F. Lyulin ____________
(Signature)

L.S.

QUATERLY REPORT
OF SECURITIES' ISSUER

Quarter I, year 2002

Open Joint-Stock Company "Svyazinform" of Nizhniy Novgorod Region
Issuer Code: 00137-A

Location: Russian Federation, city of Nizhniy Novgorod, M. Gorkiy sq., Post House (Dom Svyazi)
Mail Address: Russian Federation, 603000, city of Nizhniy Novgorod, M. Gorkiy sq., Post House (Dom Svyazi)

The information contained in the present quarterly report, is subject to disclosure according to the legislation of the Russian Federation on Securities

General Director V. F. Lyulin ____________
(Signature)
Chief Accountant A. M. Kireyeva ____________
(Signature)
(L.S.)

Contact Person: *Mironova E. P.*
Expert in Securities
Phone: *(8312) 34 22 10* **Fax:** *(8312) 30 67 68*
E-mail Address: *tn@sinn.ru*

A. Issuer Data

9. Long title of the Issuer company.
Открытое акционерное общество "Связьинформ" Нижегородской области
Open Joint-Stock Company "Svyazinform", Nizhniy Novgorod Region

10. Abbreviated name.
ОАО "Нижегородсвязьинформ"
OJSC "Nizhegorodsvyazinform"

11. Information about Name Changes and Legal Organization Form of the Issuer.
There were no changes of the name and legal organization form

12. Information about State Registration of the Issuer and his Licenses.
Date of State Registration of the Issuer: December 15, 1993
State Registration Certificate Number (other document confirming state registration of the issuer): *448*
State Registration Authority: Administration of the City of Nizhniy Novgorod

Licenses:

Number: *3038*
Issuance Date: *November 4, 1996*
Expiry Date: *January 1, 2004*
The Authority granting the license: *Ministry of Telecommunications of Russian Federation*
Activities: *Telecommunication Services Provision*

Number: *96 B 287415*
Issuance Date: *28.04.1997*
Expiry Term: *5 years*
Authority granting the license: *Federal Security Service Administration of Russian Federation in Nizhniy Novgorod Region*
Activities: *Operations using information considered as a state secret*

Number: *97 B 287422*
Issuance Date: *28.04.1997*
Expiry: *5 years*
Authority granting the license: *Federal Security Service Administration of Russian Federation in Nizhniy Novgorod Region*
Activities: *Operations using information considered as a state secret*

Number: *3503*
Issuance Date: *17.12.1998*
Expiry: *5 years*
Authority granting the license: *Federal Television and Radio Broadcasting Service of Russia*
Activities: *Wire Radiobroadcast*

Number: *NND № 008099 G395472*
Issuance Date: *25.06.1999*
Expiry Date: *25.06.2002*
Authority granting the license: *Center for Construction Licensing of Nizhniy Novgorod Region Administration*
Activities: *Acting on behalf of a Customer*

Number: *NND № 008256 G 395684*
Issuance Date: *6.08.1999*

Expiry Date: *06.08.2004*
Authority granting the license: *Center for Construction Licensing of Nizhniy Novgorod Region Administration*
Activities: *Project Engineering Services on the Territory of Nizhniy Novgorod Region*

Number: *LF/ 07 - 615.52*
Issuance Date: *31.03.1999*
Expiry Date: *30.03.2004*
Authority granting the license: *Federal Agency for Governmental Communications and Information at the Russian Federation President's Office*
Activities: *Activities in the Field of Information: Realization of Measures and Services for Protection of State Secret in the Process of Operation of a Cryptographic Service Agency of the Russian Federation*

Number: *NND № 008381 G 395808*
Issuance Date: *13.09.1999*
Expiry Date: *13.09.2004*
Authority granting the license: *Center for Construction Licensing of Nizhniy Novgorod Region Administration*
Activities: *Civil Construction Works*

Number: *NND № 009978 G 687612*
Issuance Date: *0210.2000*
Expiry Date: *02.10.2003*
Authority granting the license: *Center for Construction Licensing of Nizhniy Novgorod Region Administration*
Activities: *Civil Construction Works*

Number: *4962*
Issuance Date: *16.02.2001*
Expiry: *5 years*
Authority granting the license: *Press, TV and Radio Broadcast and Mass Media Ministry*
Activities: *Wire Radiobroadcast*

Number: *17571 A016817*
Issuance Date: *15.03.2001*
Expiry Date: *15.03.2006*
Authority granting the license: *Telecommunications Ministry of Russian Federation*
Activities: *Services of Radio Broadcasting of Sound Programs*

Number: *18923 A 018237*
Issuance Date: *23.07.2001*
Expiry Date: *23.07.2006*
Authority granting the license: *Telecommunications and Informatization Ministry of Russian Federation*
Activities: *Mobile Telecommunication Services Provision*

Number: *5823*
Issuance Date: *10.01.2002*
Expiry: *5 years*
Authority granting the license: *Ministry of Press and Radio Broadcast*
Activities: *Wireless Broadcast*

13. ID Number of the taxpayer.
5260901817

14. The Issuer's Industry branch.

Codes OKOHX (Identification Code of Economy Branch):
52300

15. Location, mail address of the issuer and contact telephones.
Location: *Russian Federation, Nizhniy Novgorod, M. Gorkiy sq., Post House*
Mail Address: *Russian Federation, 603000, Nizhniy Novgorod, M. Gorkiy sq., Post House*
Phone: *(8312) 33 20 47* **Fax:** *(8312) 30 67 68*
E-mail Address: *tn@sinn.ru*

16. Information about the Issuer's Auditor.
Name: *Closed Joint-Stock Company « Arthur Andersen »*
Location: *Russian Federation,. Moscow, Kosmodamianskaya quay, 52, suite 2*
Mail address: *113054, Russian Federation,. Moscow, Kosmodamianskaya quay, 52, suite 2*
Phone: *(8095) 755 97 00* **Fax:** *(8095) 755 97 10*
E-mail Address: not available (n/a)
Data about the Auditor's License:
Number: *006000*
Issuance Date: *28.06.2000*
Expiry: *28.06.2003*
Authority granting the license: *RF MOF*

17. Information about Organizations Realizing the Registration of the Issuer's Rights to Securities.

Registrar:
Name: *Closed Joint-Stock Company «Registrator – Svyaz»*
Location: *RF, Moscow, Presnenskiy val, 27*
Mail address: *107014, RF, Moscow, Bolshaya Olenya str., 15A, P.O.B. 128*
Phone: *(095) 168 95 09* **Fax:** *(095) 268 70 13*
E-mail: *REGSW@DIALUP.PTT.RU*

License:
Number: *01147*
Issuance Date: *05.10.1996*
Expiry: *08.10.2002*
Authority granting the license: *RF Federal Securities and Stock Market Commission*
Date, from which maintenance of the Register of the Issuer's registered securities is carried out by the said Registrar: *18.02.2002*
Centralized custody of the issuer's securities was not carried out in the report period

18. Issuer's Depositary.
No Depositary

19. Issuer's Participants.
Total Number of Shareholders (Participants): *7 619*

Shareholders (Participants) holding more than 5 percent of the Issuer's Charter Capital:

19.1 Name: *Open Joint-Stock Company «Communications Investment Company»*
Location: *RF, Moscow, Plushchikha Street., 55, suite 2*
Mail address: *119121, RF, Moscow, Plushchikha Street., 55, suite 2*
Share in the Charter Capital of the Issuer: *38.00013 %*
Shareholders (Participants) holding more than 25 percent of the Charter Capital of the Shareholder (Participant) of the Issuer:

19.1.1 Name: *Ministry of Property Relations of Russian Federation*
Location: *RF, Moscow, Nikolskiy per., 9*

Mail address: *103865, RF, Moscow, Nikolskiy per., 9*
Share of the Shareholder (Participant) in the Issuer's Charter Capital: *50 % + 1*

19.1.2 Name: *Mustcom Limited*
Location: *3 Themistoklis Dervis Street CY-1066 Nicosia, Cyprus*
Mail address: *102000, Moscow, Voznesenskiy per., 22/13*
Share of the Shareholder (Participant) in the Issuer's Charter Capital: *25 % + 1*

19.2 Name: *Closed Joint-Stock Company " Bank Credit Swiss First Boston AO "*
Location: *RF, Moscow, Nikitskiy per., 5*
Mail address: *103009, RF, Moscow, Nikitskiy per., 5*
Share in the Charter Capital of the Issuer: *15.7906 %*

19.3 Name: *ING BANK (EURASIA) CJSC - ING DEPOSITARY*
Location: *RF, Moscow, Krasnaya Presnya, 31*
Mail address: *123022, RF, Moscow, Krasnaya Presnya, 31*
Share in the Charter Capital of the Issuer: *8.51253 %*

19.4 Name: *Closed Joint-Stock Company "Depositary – Clearing Company"*
Location: *RF, Moscow, 1-st Tverskaya Yamskaya str.,13*
Mail address: *103064, RF, Moscow, Staraya Basmannaya str., 14/2, suite 4*
Share in the Charter Capital of the Issuer: *6.11083%*

19.5 Name: *Closed Joint-Stock Company "Brunswick UBS Warburg Nominees"*
Location: *RF, Moscow, Kosmodamianskaya nab., 52, suite 4*
Mail address: *113054, RF, Moscow, Kosmodamianskaya nab., 52, suite 4*
Share in the Charter Capital of the Issuer: *4.12962 %*

20. Structure of Issuer's Administration.
General Shareholders Meeting,
Board of Directors,
The General Director (single personal executive authority of the issuer),
Management Board (collegiate executive authority of the issuer)
The competence of General Shareholders (Participants) Meeting of the Issuer according to the Charter (Constituent Instruments):
The General Shareholders Meeting is the supreme Management Authority of the Issuer. The General Shareholders Meeting realizes the activity according to the requirements of the current legislation of Russian Federation, the present Charter and the Provision " About General Shareholders Meetings of the Company ", defining the competence, order of convocation, holding and operation of General Meetings of the Shareholders of the Company.
The exclusive competence of General Meeting:
The following issues (item 17.3 of the Charter) fall into the competence of General Meeting of the Shareholders:
1) Amendments and Additions to the Charter of the Company or approval of a new edition of the Charter;
2) Making decisions about reorganization, demerger and splitting of the Company;
3) Making decisions about liquidation of the Company, assignment of a liquidating commission and approval of intermediate and final liquidating balances;
4) Election of Members of the Board of Directors and pre-term termination of their authorities;
5) Election (assignment) of the General Director and pre-term termination of his authorities;

6) Election of the members of the Auditing Committee of the Company and pre-term termination of their authorities;
7) Election of the Returning Board;
8) Approval of the Auditor;
9) Approval of the Annual Reports, bookkeeping balances, accounts of profits and losses of the Company and allocation of its profits and losses;
10) Definition of the limited number of declared shares;
11) Decision about decrease of the Charter Capital of the Company;
12) Decision about splitting and consolidation of the shares of the Company;
13) Definition of the form of information delivery to the shareholders by the Company, including assignment of a newspaper in case of notification in form of a newspaper publication;
14) Approval of amendments and additions to the Provision about the General Shareholders Meeting;
15) Decision about conclusion of bargains, concerning its interest, in cases, foreseen in Article 83 of the Federal Act " About Joint-Stock Companies ";
16) Decision about accomplishment of large transactions regarding acquisition and alienation of assets by the Company, in cases, foreseen in Article 79 of the federal Act " About Joint-Stock Companies ";
17) Approval of amendments and additions to internal documents of the Company defined by the present Charter;
18) Decision about non-use of the priority right of the shareholder to acquisition of the shares of the Company or its securities convertible in shares, floated by means of a public subscription, with their repayment in money, and also about Expiry date of such resolution;
19) Decision about disbursement of the annual dividends, approval of their size and forms of disbursement for each category and type of shares on the basis of guidelines of the Board of Directors;
20) Decision about transfer to accounts of the Company of expenditures coupled to holding of Extraordinary General Meetings, off-schedule audits and of the auditing committee revisions initiated by the shareholders who hold the necessary number of voting shares of the Company according to the present Charter;
21) About participation of the Company in the holdings and financial and industrial groups;
22) Other issues in the competence of General Meeting according to the Federal Act " About Joint-Stock Companies ";
23) Decision about acquisition and redemption by the Company of the floated shares, in case of decrease of the Charter Capital.

The General Meeting has no right to propose and approve resolutions on issues not provided for by the legislation and the Charter of the Company as issues of its competence.

The General Meeting does not represent the Company; it only approves decisions regarding its business.

The General Meeting has no right to approve resolutions on issues which were not included in the Agenda of the Meeting or to change the Agenda.

The Resolution of the General Meeting upon an issue put to vote is approved by the majority vote of the shareholders - holders of the voting shares of the Company giving the right to vote on the issue.

The resolution upon an issue indicated in item 5 of item 17.3 of the present Charter is deemed approved by the General Meeting, if it is approved by more than 50 percents of votes of those present at the Shareholder Meeting.

The resolution upon issues indicated in the sub-items 1-3, 10 and 16 of item 17.3 of the present Charter, is approved by the General Meeting by the majority of three quarters of votes of the shareholders participating in General Meeting who hold shares giving the right to vote upon certain issues

. *The resolutions upon issues indicated in sub-items 2, 12, 13, 15, 16, 18 of item 17.3 of the present Charter, are approved by the General Meeting only if proposed by the Board of Directors of the Company.*

Counting of votes upon the issue put to vote during the General Shareholders Meeting, if shareholders have the right to vote upon it being holders of common and preferred shares of the Company, is carried out jointly on preferred and common stocks of the Company.

The resolutions approved by the General Meeting are mandatory for all shareholders both present, and absent at the meeting.

21. Members of the Board of Directors (Supervisory Council) of the Issuer.

The Board of Directors decides upon issues of common management of activities of the issuer, except issues referred to the exclusive competence of General Shareholders Meeting by the legislation and the Charter of the issuer.

The competence of the Board of Directors:

The competence of the Board of Directors of the Company comprehends resolutions upon issues of general management of the Company, except issues referred to the exclusive competence of General Shareholders Meeting by the Charter of the Company.

The following issues fall into the exclusive competence of the Board of Directors of the Company:

1) Definition of priority directions of activity of the Company;

2) Convocation of Annual and Extraordinary General Meetings of the Shareholders of the Company;

3) Approval of the Agenda of General Shareholders Meeting;

4) Definition of date of listing of the shareholders having the right to participate in the General Meeting, and other issues concerning preparation of the General Shareholders Meeting in competence of the Board of Directors of the Company according to the Federal Act "About Joint-Stock Companies", Provision about the Board of Directors and Provision about General Shareholders Meeting;

5) Proposition of issues for resolution of the General Shareholders Meeting, foreseen by sub-items 2,12,13,15,16,18, of item 17.3 of the present Charter;

6) Decision about increase of the Charter Capital by increase of the face value of the floated shares or additional issuance of the shares and about respective modification of the Charter of the Company;

7) Decision about increase of the Charter Capital according to the results of floating additional shares within limits of the number of declared shares and proposing the respective modification to the Charter of the Company;

8) Decision about floating bonds and other securities by the Company in cases, foreseen by the Federal Act "About Joint-Stock Companies";

9) Definition of market value of the assets according to the federal Act " About Joint-Stock Companies";

10) Decision about acquisition of the shares floated by the Company, in cases foreseen by the present Charter, as well as of bonds and other securities;

11) Definition of the quantitative composition and creation of the Management Board of the Company upon the proposal of the General Director and a pre-term termination of its authorities or authorities of its single members, determination of rewards and compensations paid to the members of the Board and to the General Director;

12) Definition of the size of repayment for audit services, guidelines upon the size of rewards and compensations paid to the members of the Auditing Committee of the Company;

13) Guidelines upon the size of the annual dividend for common stocks and the order of its disbursement, definition of the size of the intermediate dividend and the annual dividend for preferred shares and about their disbursement;

14) Decision about usage of reserve and other funds of the Company;

15) Approval of internal documents of the Company, except documents to be approved by the General Shareholders Meeting;

16) Creation of affiliated companies, opening of agencies and their liquidation;

17) Decision about participation (termination of participation, change of the share of participation)of the Company in other organizations, associations of commercial organizations, including by sale, purchase of shares, share of other organizations, except for decision about participation of the Company in holdings, financial and industrial groups;

18) Decision about conclusion of large bargains concerning acquisition and alienation of assets by the Company, if their value constitutes from 25 up to 50 percent of the book value of the assets of the Company on date of decision about committing such bargain;

19) The decision about conclusion of bargains of interest, in the order foreseen by the Federal Act "About Joint-Stock Companies";

20) Approval of resolutions about securities issue, issuance prospectus and reports on results of securities issue;
21) Approval of the form of the shareholder's request about the redemption of the shares by the Company and the shareholder's application form for sale of shares to the Company;
22) Preliminary approval of the Annual Report of the Company;
23) Election of the Chairman of the Board of Directors;
24) Definition of composition, size and protection of the items of information making a trade secret;
25) Definition of the person authorized to sign the contract (agreement) with the General Director and the Members of the Board
26) Approval of terms of the contracts (agreements) concluded with the General Director, Members of the Board of the Company;
27) Definition of the person authorized to fulfill the duties of the General Director in case of impossibility for them to realize their authorities;
28) Discussion of the issue of reward of the General Director according to results of the financial and economic activities;
29) Discussion of the conclusions made by the Auditing Committee and the Auditor of the Company;
30) Prolongation of validity of the contract (agreement) with the General Director of the Company for a period limited by the present Charter;
31)Termination of the contract (agreement) with the General Director in case of premature termination of his authorities by the General Shareholders Meeting
32) Resolutions upon other issues, foreseen by the Federal Act « About Joint-Stock Companies » and the present Charter.
The issues in the exclusive competence of the Board of Directors of the Company, can not be transferred for approving a resolution to the executive board of the Company.

Board of Directors
Chairman: *Osipchuk Anton Igorevich*

Members of Board of Directors:

Bakhayev Mikhail Anatolievich
Year of birth: *1952*

Posts held by the person for last 5 years, including part-time jobs:

Period: *1996 – present time*
Organization: *OJSC "Nizhegorodsvyazinform"*
Activity: *telecommunications*
Title: *Deputy Director General,*
Director of N.Novgorod City Telephone Network, affiliate of the Company

Period: *1996 – present time*
Organization: *OJSC "Nizhegorodsvyazinform"*
Activity: *telecommunications*
Title: *Member of the Board of Directors*

Period: *1999 – present time*
Organization: *CJSC "Volga - Sotel"*
Activity: *construction*
Title: *Member of the Board of Directors*

Share in the Charter Capital of the Issuer: *0.34125%*
Shares in affiliated / dependent companies of the issuer:
No shares

Period: *1996 –1997*
Organization: *OJSC "Kostroma GTS"*
Activity: *telecommunications*
Title: *Member of the Board of Directors*

Period: *1996 –1997*
Organization: *OJSC "Elektrosvyaz" Kostroma Region*
Activity: *telecommunications*
Title: *Member of the Board of Directors*

Period: *1996 –1997*
Organization: *OJSC "Elektrosvyaz" Orel Region*
Activity: *telecommunications*
Title: *Member of the Board of Directors*

Period: *1996 –1997*
Organization: *OJSC "Elektrosvyaz" Kemerovo Region*
Activity: *telecommunications*
Title: *Member of the Board of Directors*

Period: *1997 –1998*
Organization: *OJSC "Amurelektrosvyaz"*
Activity: *telecommunications*
Title: *Member of the Board of Directors*

Period: *1997 –2000*
Organization: *OJSC "Ivtelecom"*
Activity: *telecommunications*
Title: *Member of the Board of Directors*

Period: *1999 –2000*
Organization: *OJSC "Karachay - CherkesskElektrosvyaz"*
Activity: *telecommunications*
Title: *Member of the Board of Directors*

Period: *1996 – present time*
Organization: *OJSC "Elektrosvyaz" Kaluga Region*
Activity: *telecommunications*
Title: *Chairman of the Board of Directors*

Period: *1996 – present time*
Organization: *OJSC "Telecommunication Networks" of Udmurt Republic*
Activity: *telecommunications*
Title: *Chairman of the Board of Directors*

Period: *1997 – 1998*
Organization: *OJSC "Svyazinform" Penza Region*
Activity: *telecommunications*
Title: *Member of the Board of Directors*

Period: *1999 – 2000*
Organization: *OJSC "Svyazinform" Penza Region*
Activity: *telecommunications*
Title: *Member of the Board of Directors*

Period: *2001 – present time*
Organization: *OJSC "Svyazinform" Penza Region*
Activity: *telecommunications*
Title: *Member of the Board of Directors*

Period: *1998 – present time*
Organization: *OJSC "Sakhalinsvyaz"*
Activity: *telecommunications*
Title: *Member of the Board of Directors*

Period: *1999 – present time*
Organization: *OJSC "Uralsvyazinform" Perm Region*
Activity: *telecommunications*
Title: *Member of the Board of Directors*

Period: *2000 – present time*
Organization: *OJSC "Elektrosvyaz" Rostov Region*
Activity: *telecommunications*
Title: *Member of the Board of Directors*

Period: *2001 – present time*
Organization: *OJSC "Elektrosvyaz" of Adyg Republic*
Activity: *telecommunications*
Title: *Member of the Board of Directors*

Period: *2001 – present time*
Organization: *OJSC "Elektrosvyaz" Ulyanovsk Region*
Activity: *telecommunications*
Title: *Member of the Board of Directors*

Share in the Charter Capital of the Issuer: *0.00171*
Shares in affiliated / dependent companies of the issuer:
No shares

Rewards paid to the person in question in the report quarter (Rub.):
Confidential information

Grigorieva Lyubov Ivanovna
Year of birth: *1953*

Posts held by the person for the last 5 years, including part-time jobs:

Period: *1996 – present time*
Organization: *OJSC "Nizhegorodsvyazinform"*
Activity: *telecommunications*
Title: *Deputy Director General*

Period: *1996 – present time*
Organization: *OJSC "Nizhegorodsvyazinform"*
Activity: *telecommunications*
Title: *Member of the Board*

Period: *1996 – present time*
Organization: *LLC " The First Independent Registrar "*

Activity: *Information and Computing Services*
Title: *Chairman of the Board of Directors*

Period: *1997 – 05.2001*
Organization: *OJSC "N.Novgorod regional center »Myza» "*
Activity: *Real estate operations, trade*
Title: *Member of the Board of Directors*

Period: *1999 – present time*
Organization: *OJSC "Nizhegorodsvyazinform"*
Activity: *telecommunications*
Title: *Member of the Board of Directors*

Period: *2001 – present time*
Organization: *CJSC " RusLeasingSvyaz'»*
Activity: *leasing*
Title: *Member of the Board of Directors*

Period: *2001 – present time*
Organization: *OJSC " UdmurtTelecom »*
Activity: *telecommunications*
Title: *Member of the Board of Directors*

Period: *2001 – present time*
Organization: *OJSC "Kirovelektrosvyaz»*
Activity: *telecommunications*
Title: *Member of the Board of Directors*

Period: *2001 – present time*
Organization: *OJSC "Svyazinform» Penza Region*
Activity: *telecommunications*
Title: *Member of the Board of Directors*

Share in the Charter Capital of the Issuer: *0.03350 %*
Shares in affiliated / dependent companies of the issuer:
No shares

Rewards paid to the person in question in the report quarter (Rub.):
Confidential information

Ismailov Nail Ismailovich
Year of birth: *1939*

Posts held by the person for the last 5 years, including part-time jobs:

Period: *1996 - 1999*
Organization: *OJSC «Svyazinvest»*
Activity: *regional telecommunication companies share blocks management*
Title: *General Director*

Period: *1999 – present time*
Organization: *Public Non-profit Organization " Union of Manufacturers and Consumers of Equipment for Communication Facilities "*
Activity: *integration of interests of suppliers and consumers of technical communication facilities*
Title: *President*

Period: *1998 – present time*
Organization: *OJSC "Nizhegorodsvyazinform"*
Activity: *telecommunications*
Title: *Member of the Board of Directors*

Period: *1998 – present time*
Organization: *OJSC "Elektrosvyaz" Rostov Region*
Activity: *telecommunications*
Title: *Member of the Board of Directors*

Period: *1999 – present time*
Organization: *OJSC "MGTS"*
Activity: *telecommunications*
Title: *Chairman of the Board of Directors*

Share in the Charter Capital of the Issuer: *0.00489 %*
Shares in affiliated / dependent companies of the issuer:
No shares

Rewards paid to the person in question in the report quarter (Rub.):
Confidential information

Lyulin Vladimir Fedodrovich
Year of birth: *1938*

Posts held by the person for the last 5 years, including part-time jobs:

Period: *1996 – present time*
Organization: *OJSC "Nizhegorodsvyazinform"*
Activity: *telecommunications*
Title: *General Director*

Period: *1996 – present time*
Organization: *OJSC "Nizhegorodsvyazinform"*
Activity: *telecommunications*
Title: *Member of the Board of Directors*

Period: *1996 – present time*
Organization: *OJSC "Nizhegorodsvyazinform"*
Activity: *telecommunications*
Title: *Member of the Board*

Period: *1996 – 08.2001*
Organization: *CJSC «TeleRoss – Nizhniy Novgorod»*
Activity: *telecommunications*
Title: *Member of the Board of Directors*

Period: *1996 – present time*
Organization: *CJSC "Nizhegorodpromstroybank"*
Activity: *finance, credit*
Title: *Member of the Board of Directors*

Period: *1996 – present time*
Organization: *CJSC « Nizhniy Novgorod cellular communications»*

Activity: *telecommunications*
Title: *Member of the Board of Directors*

Period: *1996 – 2001*
Organization: *VAO «Nizhniy Novgorod Fair »*
Activity: *culture and art (exhibitions)*
Title: *Member of the Board of Directors*

Period: *1997 - present time*
Organization: *non-state pension fund "Doverie"*
Activity: *Staff retirement plan*
Title: *Chairman of the Board of the Fund*

Period: *1997 – present time*
Organization: *CJSC «Nizhegorodteleservice»*
Activity: *telecommunications*
Title: *Member of the Board of Directors*

Period: *1997 – present time*
Organization: *CJSC «Transsvyaz»*
Activity: *telecommunications*
Title: *Member of the Board of Directors*

Period: *1998 – present time*
Organization: *CJSC «Ericsson svyaz»*
Activity: *telecommunications*
Title: *Member of the Board of Directors*

Period: *1998 – present time*
Organization: *CJSC «Sotel - Nizhniy Novgorod»*
Activity: *telecommunications*
Title: *Member of the Board of Directors*

Period: *1998 – present time*
Organization: *CJSC Commercial Bank «UNEXIM - VOLGA»*
Activity: *finance, credit*
Title: *Member of the Board of the Bank*

Period: *1999 – present time*
Organization: *CJSC «Nizhegorodskiy radiotelefon»*
Activity: *telecommunications*
Title: *Member of the Board of Directors*

Period: *2001 – present time*
Organization: *OJSC «Svyazinform» Samara Region*
Activity: *telecommunications*
Title: *Member of the Board of Directors*

Period: *2001 – present time*
Organization: *OJSC «Saratovelektrosvyaz»*
Activity: *telecommunications*
Title: *Member of the Board of Directors*

Period: *2001 – present time*
Organization: *OJSC «Ulyanovskelektrosvyaz»*

Activity: *telecommunications*
Title: *Member of the Board of Directors*

Period: *2001 – present time*
Organization: *Non-profit partnership "Telecommunications Development Problems Research Center"*
Activity: *telecommunications*
Title: *Member of the Board of the Partnership*

Period: *2001 – present time*
Organization: *"Telecommunications equipment manufacturers and consumers Union"*
Activity: *telecommunications*
Title: *Member of the Board of Directors*

Share in the Charter Capital of the Issuer: *0.51203%*
Shares in affiliated / dependent companies of the issuer:
No shares

Rewards paid to the person in question in the report quarter (Rub.):
Confidential information

Osipchuk Anton Igorevich
Year of birth: *1967*

Posts held by the person for the last 5 years, including part-time jobs:

Period: *1996 - 1997*
Organization: *Joint-stock bank "Inkombank"*
Activity: *finance and credit*
Title: *chief of the profit - centre, deputy manager*

Period: *1997 –2000*
Organization: *OJSC «Telecominvest"*
Activity: *investment*
Title: *Deputy Director General , economy and investment*

Period: *1999 –2000*
Organization: *OJSC «Telecominvest"*
Activity: *investment*
Title: *Member of the Board of Directors*

Period: *2000 – present time*
Organization: *OJSC «Svyazinvest»*
Activity: *telecommunication services*
Title: *First Deputy Director General*

Period: *2000 – present time*
Organization: *OJSC «Svyazinvest»*
Activity: *telecommunication services*
Title: *Member of the Board*

Period: *2000 – present time*
Organization: *OJSC "PTS"*
Activity: *telecommunications*
Title: *Member of the Board of Directors*

Period: *2000 – present time*
Organization: *CJSC "Mobitel"*
Activity: *telecommunications*
Title: *Member of the Board of Directors*

Period: *2000 – present time*
Organization: *OJSC "ROSTELECOM"*
Activity: *telecommunications*
Title: *Member of the Board of Directors*

Period: *2001 – present time*
Organization: *OJSC "Nizhegorodsvyazinform"*
Activity: *telecommunications*
Title: *Member of the Board of Directors*

Period: *2001 – present time*
Organization: *CJSC "North-West Telecombank"*
Activity: *finance and credit*
Title: *Member of the Board of Directors*

Period: *2001 – present time*
Organization: *OJSC "South Telecommunications Company"*
Activity: *telecommunications*
Title: *Member of the Board of Directors*

Period: *2001 – present time*
Organization: *OJSC "RTKomm.Ru"*
Activity: *telecommunications*
Title: *Member of the Board of Directors*

Period: *2001 – present time*
Organization: *OJSC "Svyazinform" Samara Region*
Activity: *telecommunications*
Title: *Chairman of the Board of Directors*

Period: *2001 – present time*
Organization: *OJSC "Uralsvyazinform" Perm Region*
Activity: *telecommunications*
Title: *Chairman of the Board of Directors*

Period: *2001 – present time*
Organization: *OJSC "MGTS"*
Activity: *telecommunications*
Title: *Member of the Board of Directors*
Share in the Charter Capital of the Issuer: *no share*
Shares in affiliated / dependent companies of the issuer:
No shares

Rewards paid to the person in question in the report quarter (Rub.):
Confidential information

Panchenko Stanislav Nikolayevich
Year of birth: *1945*

Posts held by the person for the last 5 years, including part-time jobs:

Period: *1996 – present time*
Organization: *OJSC «Svyazinvest»*
Activity: *telecommunication services*
Title: *Deputy Director General*

Period: *2000 – present time*
Organization: *OJSC «Svyazinvest»*
Activity: *telecommunication services*
Title: *Member of the Board*

Period: *2001 – present time*
Organization: *OJSC «Nizhegorodsvyazinform»*
Activity: *telecommunications*
Title: *Member of the Board of Directors*

Period: *2001 – present time*
Organization: *OJSC «ROSTELECOM»*
Activity: *telecommunications*
Title: *Member of the Board of Directors*

Period: *2001 – present time*
Organization: *OJSC «Lensvyaz»*
Activity: *telecommunications*
Title: *Chairman of the Board of Directors*

Period: *2001 – present time*
Organization: *OJSC «Lipetskelektrosvyaz»*
Activity: *telecommunications*
Title: *Chairman of the Board of Directors*

Period: *2001 – present time*
Organization: *OJSC «Elektrosvyaz» Vladimir Region*
Activity: *telecommunications*
Title: *Member of the Board of Directors*

Period: *2001 – present time*
Organization: *OJSC «Dagsvyazinform»*
Activity: *telecommunications*
Title: *Chairman of the Board of Directors*

Period: *2001 – present time*
Organization: *OJSC «Elektrosvyaz» Stavropol Territory*
Activity: *telecommunications*
Title: *Chairman of the Board of Directors*

Period: *2001 – present time*
Organization: *OJSC «Elektrosvyaz» Rostov Region*
Activity: *telecommunications*
Title: *Member of the Board of Directors*

Share in the Charter Capital of the Issuer: *no share*
Shares in affiliated / dependent companies of the issuer:
No shares

Rewards paid to the person in question in the report quarter (Rub.):
Confidential information

Haywood Arthur Michael
Year of birth: *1951*

Posts held by the person for the last 5 years, including part-time jobs:

Period: *1996 – present time*
Organization: *«Dart Management, Inc. »*
Activity: *no information*
Title: *no information*

Period: *2001 – present time*
Organization: *OJSC «Nizhegorodsvyazinform»*
Activity: *telecommunications*
Title: *member of the Board of Directors*

Period: *2001 – present time*
Organization: *OJSC «Elektrosvyaz» Stavropol Territory*
Activity: *telecommunications*
Title: *member of the Board of Directors*

Period: *2001 – present time*
Organization: *OJSC «Tyumentelecom»*
Activity: *telecommunications*
Title: *member of the Board of Directors*

Period: *2001 – present time*
Organization: *OJSC «Spasskcement»*
Activity: *cement industry*
Title: *member of the Board of Directors*

Period: *2001 – present time*
Organization: *OJSC «Elektrosvyaz» Khabarovsk Territory*
Activity: *telecommunications*
Title: *member of the Board of Directors*

Period: *2001 – present time*
Organization: *OJSC «Maltsovskiy Portlandcement»*
Activity: *cement industry*
Title: *member of the Board of Directors*

Period: *2001 – present time*
Organization: *OJSC «Volskcement»*
Activity: *cement industry*
Title: *member of the Board of Directors*

Period: *2001 – present time*
Organization: *OJSC «Sverdloenergo»*
Activity: *power supply*
Title: *member of the Board of Directors*

Period: *2001 – present time*
Organization: *OJSC «Verkhne-Saldinsk Production Association»*
Activity: *metallurgy*
Title: *member of the Board of Directors*

Period: *2001 – present time*
Organization: *OJSC «Kemerovoelektrosvyaz»*
Activity: *telecommunications*
Title: *member of the Board of Directors*

Period: *2001 – present time*
Organization: *OJSC «Petersburg Telephone Network»*
Activity: *telecommunications*
Title: *member of the Board of Directors*

Period: *2001 – present time*
Organization: *OJSC «Bashinformsvyaz»*
Activity: *telecommunications*
Title: *member of the Board of Directors*

Period: *2001 – present time*
Organization: *OJSC «Konakovo hydroelectric power station»*
Activity: *power supply*
Title: *member of the Board of Directors*

Period: *2001 – present time*
Organization: *OJSC «Cheripetsk hydroelectric power station»*
Activity: *power supply*
Title: *member of the Board of Directors*

Period: *2001 – present time*
Organization: *OJSC «Stavropol hydroelectric power station»*
Activity: *power supply*
Title: *member of the Board of Directors*

Period: *2001 – present time*
Organization: *OJSC «Ryazanenrgo»*
Activity: *power supply*
Title: *member of the Board of Directors*

Period: *2001 – present time*
Organization: *OJSC «Pechora hydroelectric power station»*
Activity: *power supply*
Title: *member of the Board of Directors*

Period: *2001 – present time*
Organization: *OJSC «Petrovskiy Passage»*
Activity: *trade*
Title: *member of the Board of Directors*

Period: *2001 – present time*
Organization: *OJSC «Gornozavodskcement»*
Activity: *cement industry*
Title: *member of the Board of Directors*

Period: *2001 – present time*
Organization: *OJSC «Vladivostok Trade Port»*
Activity: *water transport*
Title: *member of the Board of Directors*

Period: *2001 – present time*
Organization: *OJSC «East Port»*
Activity: *water transport*
Title: *member of the Board of Directors*

Share in the Charter Capital of the Issuer: *no share*
Shares in affiliated / dependent companies of the issuer:
No shares

Rewards paid to the person in question in the report quarter (Rub.):
Confidential information

22. Single personal authority and collective authority of management of the issuer and officials of managing issuer.

Executive Agency
The competence of the issuer's management body according to its charter (constituent documents):

The management of the current activity of the Company is carried out by the general Director (personal executive agency of the Company) and Management Board (a joint executive agency of the Company), appointed for the term of 5 years.

General Director is the chairman of Management Board.

Rights and duties, terms of office and sizes of labor compensation for the General Director and Management Board are defined(determined) by the contract (agreement) concluded by everyone with the Company and Provisions about the Company's agencies. The contract (agreement) with the General Director and members of the Management Board on behalf of the Company is signed only by the person authorized by the Board of Directors of the Company.

Expiry date of the contract (agreement) with the General Director may not be less than 2 and more than 5 years.

The term of office of the General Director is calculated from the moment of assignment by the General Meeting.

In case of the preschedule termination of powers of the General Director the powers of the new-appointed General Director are effective from the moment of his assignment by the General Meeting. For the preschedule termination of powers of the General Director of the Company, the Board of Directors is obliged to approve the decision about convocation of an extraordinary general meeting of shareholders in order to discuss the decision on issues of the preschedule termination of powers of the General Director and assignment of the new General Director or inclusion of above named issues in the Agenda of the Annual General Meeting of Shareholders.

All issues of management of the current activity of the Company, except for the issues referred to the exclusive competence of general meeting of shareholders and The Board of Directors of the Company are the competence of agencies of the Company (personal and joint).

Executive agencies of the Company (personal and joint) organize performance of decisions of the general meeting of shareholders and The Board of Directors of the Company.

At the sessions of the Board of Directors and the meetings of shareholders the point of view of Management Board is represented by the General Director.

The General Director operates on behalf of the Company without the power of attorney, including:

- Disposes of property of the Company for maintenance of its current activity in the limits established by the Charter and internal documents of the Company;

- Represents interests of the Company in authorities and courts, both in the Russian Federation, and beyond its limits;

- approves the list of staff, concludes and terminates labor contracts with workers of the Company, applies incentive measures to workers of the Company and imposes sanctions on them;
- Supervises the work of the Management Board, presides in its sessions;
- recommends the candidates to the Board of Directors for its approval and signs contracts, after their approval by the Board of Directors;
- Makes bargains on behalf of the Company independently within limits of 15 percent of the balance cost of assets of the Company at the date of approval of the decision about conclusion of such a bargain, or after their approval by the management of the Company in the order stipulated by the Federal law "About joint-stock companies", the present Charter and the internal documents;
- Gives powers of attorney on behalf of the Company;
- Opens accounts of the Company in banks;
- Issues orders and instructions, obligatory for all workers of the Company;
- Concludes the collective agreement with workers of the Company upon a decision of Management Board on behalf of the Company and organizes its performance;
- Carries out organizational and administrative activity concerning development of the list of the data which are a trade secret, issues orders and instructions on observance of requirements of trade secret protection;
- Executes other functions necessary for achievement of the targets of activity of the Company and maintenance of its normal operation, according to the current legislation of the Russian Federation and the present Charter, except for the functions assigned to other management bodies of the Company.
The Management Board is a joint agency of the Company and carries out approval of decisions within the limits of the competence determined by the present Charter, Rules concerning executive agencies and other internal documents of the Company, including:
- Makes the decision on issues of operative management of the Company, obligatory for the general Director and the other members of Management Board;
- Makes decision on asset management of the Company and the conclusion of bargains up to 25 percents of the balance cost of assets of the Company at the date of acceptance of such a decision;
- Develops the collective agreement with workers of the Company;
- Executes other functions necessary for achievement of the operation targets of the Company and its normal operation.
The holding of more than one office by the person who is carrying out functions of the General Director, and by Members of Management Board in management of other organizations is allowed only with the consent of The Board of Directors of the Company.
General meeting of shareholders has the right to terminate the agreement with the General Director, and the Board of Directors has the right to terminate the agreement with members of the Management Board, on conditions stipulated by agreements.

The single executive officer, and also members of the joint executive authority of the issuer are:
Person invested by functions of the single executive officer of the Issuer:

Lyulin Vladimir Fedodrovich

Arakcheyev Aleksanr Vasilievich
Year of birth: *1938*

Posts held by the person for the last 5 years, including part-time jobs:
Information about the post:

Period: *1996* **- present time**
Organization name: *OJSC "Nizhegorodsvyazinform"*
Activity: *telecommunications*
Title: *Chief Engineer*

Period: *1996 - 1999*

Organization name: *OJSC "Nizhegorodsvyazinform"*
Activity: *telecommunications*
Title: *Member of the Board of Directors*

Period: *1996* **- present time**
Organization name: *OJSC "Nizhegorodsvyazinform"*
Activity: *telecommunications*
Title: *Member of the Board*

Share in the Charter Capital of the Issuer (%): *0.21492*
Shares in the charter capital of affiliated and dependent companies of the Issuer:
No share in the charter capital of affiliated / dependent companies

Rewards paid to the person in question in the report quarter (Rub.):
Confidential information

Abashin Vladimir Aleksandrovich
Year of birth: *1949*

Posts held by the person for the last 5 years, including part-time jobs:
Information about the post:
Period: *1996* **- present** *time*
Organization name: *OJSC "Nizhegorodsvyazinform"*
Activity: *telecommunications*
Title: *Deputy Director General,*
Director of Arzamas Inter-District Telecommunication Center, affiliated company
Period: *2000* **- present** *time*
Organization name: *OJSC "Nizhegorodsvyazinform"*
Activity: *telecommunications*
Title: *Member of the Board*
Share in the Charter Capital of the Issuer (%): *0.02333*
Shares in the charter capital of affiliated and dependent companies of the issuer:
No share in the charter capital of affiliated / dependent companies
Rewards paid to the person in question in the report quarter (Rub.):
Confidential information

Vystorop Vasiliy Petrovich
Year of birth: *1949*

Posts held by the person for the last 5 years, including part-time jobs:
Information about the post:

Period: *1996 -1999*
Organization name: *military unit 41635 of Moscow military district, Nizhniy Novgorod*
Activity: *Organization and Maintenance of Army Telecommunication Systems*
Title: *Chief Officer of Communication Troops*
Period: *1999 - 2000*
Organization name: *OJSC "Nizhegorodsvyazinform"*
Activity: *telecommunications*
Title: *Head of Department for Mobilization and Emergencies*

Period: *2000* **- present** *time*
Organization name: *OJSC "Nizhegorodsvyazinform"*
Activity: *telecommunications*
Title: *Deputy Director General*

Period: *2000* **- present** *time*
Organization name: *OJSC "Nizhegorodsvyazinform"*
Activity: *telecommunications*
Title: *Member of the Board*

Share in the Charter Capital of the Issuer (%): *no share*
Shares in the charter capital of affiliated and dependent companies of the issuer:
No share in the charter capital of affiliated / dependent companies

Rewards paid to the person in question in the report quarter (Rub.):
Confidential information

Grigorieva Lyubov Ivanovna
Year of birth: *1953*

Posts held by the person for the last 5 years, including part-time jobs:
Information about the post:

Period: *1996 - present time*
Organization name: *OJSC "Nizhegorodsvyazinform"*
Activity: *telecommunications*
Title: *Deputy Director General*

Period: *1996 - present time*
Organization name: *OJSC "Nizhegorodsvyazinform"*
Activity: *telecommunications*
Title: *Member of the Board*

Period: *1996 – present time*
Organization: *LLC "The First Independent Registrar"*
Activity: *Information and Computing Services*
Title: *Chairman of the Board of Directors*

Period: *1997 – 05.2001*
Organization: *OJSC "Nizhniy Novgorod Regional Center "Myza "*
Activity: *Real estate operations, trade*
Title: *Member of the Board of Directors*

Period: *1999 - present time*
Organization name: *OJSC "Nizhegorodsvyazinform"*
Activity: *telecommunications*
Title: *Member of the Board of Directors*

Period: *2001 – present time*
Organization: *CJSC "RusLeasingSvyaz»*
Activity: *leasing*
Title: *Member of the Board of Directors*

Period: *2001 – present time*
Organization: *OJSC "UdmurtTelekom»*
Activity: *telecommunications*
Title: *Member of the Board of Directors*

Period: *2001 – present time*

Organization: *OJSC "Kirovelektrosvyaz»*
Activity: *telecommunications*
Title: *Member of the Board of Directors*

Period: *2001 – present time*
Organization: *OJSC "Svyazinform», Penza Region*
Activity: *telecommunications*
Title: *Member of the Board of Directors*

Share in the Charter Capital of the Issuer (%): *0.03350*
Shares in the charter capital of affiliated and dependent companies of the issuer:
No share in the charter capital of affiliated / dependent companies

Rewards paid to the person in question in the report quarter (Rub.):
Confidential information

- *Dyakonov Mikhail Vasilievich*

Year of birth: *1954*

Posts held by the person for the last 5 years, including part-time jobs:
Information about the post:

Period: *1996* - *1999*
Organization name: *LLC "Svyazstroykom"*
Activity: *telecommunication construction*
Title: *Director, Technical Director*

Period: *1999* - **present** *time*
Organization name: *OJSC "Nizhegorodsvyazinform"*
Activity: *telecommunications*
Title: *Deputy Director General*

Period: *1999* - **present** *time*
Organization name: *OJSC "Nizhegorodsvyazinform"*
Activity: *telecommunications*
Title: *Member of the Board*

Period: *2001* - **present** *time*
Organization name: *OJSC "Svyazinform", Chuvash Republic*
Activity: *telecommunications*
Title: *Member of the Board of Directors*

Period: *2001*- **present** *time*
Organization name: *OJSC "Svyazinform", Republic of Mordovia*
Activity: *telecommunications*
Title: *Member of the Board of Directors*

Share in the Charter Capital of the Issuer (%): *no share*
Shares in the charter capital of affiliated and dependent companies of the issuer:
No share in the charter capital of affiliated / dependent companies

Rewards paid to the person in question in the report quarter (Rub.):
Confidential information

Yeliseyeva Valentina Ivanovna

Year of birth: *1946*

Posts held by the person for the last 5 years, including part-time jobs:
Information about the post:

Period: *1996 - present time*
Organization name: *OJSC "Nizhegorodsvyazinform"*
Activity: *telecommunications*
Title: *Head of Department for Economic Policy*

Period: *1996* **- present** *time*
Organization name: *OJSC "Nizhegorodsvyazinform"*
Activity: *telecommunications*
Title: *Member of the Board*

Share in the Charter Capital of the Issuer (%): *0.01167*
Shares in the charter capital of affiliated and dependent companies of the issuer:
No share in the charter capital of affiliated / dependent companies

Rewards paid to the person in question in the report quarter (Rub.):
Confidential information

Kireyeva Anastasia Maksimovna
Year of birth: *1940*

Posts held by the person for the last 5 years, including part-time jobs:
Information about the post:

Period: *1996* **- present** *time*
Organization name: *OJSC "Nizhegorodsvyazinform"*
Activity: *telecommunications*
Title: *Chief Accountant*

Period: *1996* **- present** *time*
Organization name: *OJSC "Nizhegorodsvyazinform"*
Activity: *telecommunications*
Title: *Member of the Board*

Share in the Charter Capital of the Issuer (%): *0.26066*
Shares in the charter capital of affiliated and dependent companies of the issuer:
No share in the charter capital of affiliated / dependent companies

Rewards paid to the person in question in the report quarter (Rub.):
Confidential information

Kuranov Mikhail Andreyevich
Year of birth: *1946*

Posts held by the person for the last 5 years, including part-time jobs:
Information about the post:

Period: *1996* **- present time**
Organization name: *OJSC "Nizhegorodsvyazinform"*
Activity: *telecommunications*
Title: *Deputy Director General*

Director of Gorodets Inter-District Telecommunication Center, affiliated company

Period: *2000* **- present time**
Organization name: *OJSC "Nizhegorodsvyazinform"*
Activity: *telecommunications*
Title: *Member of the Board*

Share in the Charter Capital of the Issuer (%): *0.03227*
Shares in the charter capital of affiliated and dependent companies of the issuer:
No share in the charter capital of affiliated / dependent companies

Rewards paid to the person in question in the report quarter (Rub.):
Confidential information
Lebedev Aleksanr Ivanovich
Year of birth: *1948*

Posts held by the person for the last 5 years, including part-time jobs:
Information about the post:

Period: *1996* **- present** *time*
Organization name: *OJSC "Nizhegorodsvyazinform"*
Activity: *telecommunications*
Title: *Deputy Director General*
Director of Kstovo Inter-District Telecommunication Center, affiliated company

Period: *1996* **- present time**
Organization name: *OJSC "Nizhegorodsvyazinform"*
Activity: *telecommunications*
Title: *Member of the Board*

Share in the Charter Capital of the Issuer (%): *no share*
Shares in the charter capital of affiliated and dependent companies of the issuer:
No share in the charter capital of affiliated / dependent companies

Rewards paid to the person in question in the report quarter (Rub.):
Confidential information

Lyulin Vladimir Fedodrovich
Year of birth: *1938*

Posts held by the person for the last 5 years, including part-time jobs:
Information about the post:

Period: *1996* **- present** *time*
Organization name: *OJSC "Nizhegorodsvyazinform"*
Activity: *telecommunications*
Title: *General Director*

Period: *1996* **- present** *time*
Organization name: *OJSC "Nizhegorodsvyazinform"*
Activity: *telecommunications*
Title: *Member of the Board*

Period: *1996* **- present** *time*
Organization name: *OJSC "Nizhegorodsvyazinform"*

Activity: *telecommunications*
Title: *Member of the Board of Directors*

Period: *1996 – 08.2001*
Organization: *CJSC «TeleRoss – Nizhniy Novgorod»*
Activity: *telecommunications*
Title: *Member of the Board of Directors*

Period: *1996 – present time*
Organization: *CJSC "Nizhegorodpromstroybank"*
Activity: *finance, credit*
Title: *Member of the Board of Directors*

Period: *1996 – present time*
Organization: *CJSC «N.Novgorod Cellular Communication»*
Activity: *telecommunications*
Title: *Member of the Board of Directors*

Period: *1996 –2001*
Organization: *VAO «N.Novgorod Fair»*
Activity: *culture and arts (exhibitions)*
Title: *Member of the Board of Directors*

Period: *1997 – present time*
Organization: *Non-Government Pension Fund «Doverie»*
Activity: *provision of pensions*
Title: *Chairman of the Board of the Fund*

Period: *1997 – present time*
Organization: *CJSC «Nizhegorodteleservice»*
Activity: *telecommunications*
Title: *Member of the Board of Directors*

Period: *1997 – present time*
Organization: *CJSC «Transsvyaz»*
Activity: *telecommunications*
Title: *Member of the Board of Directors*

Period: *1998 – present time*
Organization: *CJSC «Ericsson svyaz»*
Activity: *telecommunications*
Title: *Member of the Board of Directors*

Period: *1998 – present time*
Organization: *CJSC «Sotel - Nizhniy Novgorod»*
Activity: *telecommunications*
Title: *Member of the Board of Directors*

Period: *1998 – present time*
Organization: *CJSC Commercial Bank «UNEXIM - VOLGA»*
Activity: *finance, credit*
Title: *Member of the Board of the Bank*

Period: *1999 – present time*
Organization: *CJSC «Nizhegorodskiy radiotelefon»*

Rewards paid to the person in question in the report quarter (Rub.):
Confidential information

Timarev Valeriy Nikolayevich
Year of birth: *1949*

Posts held by the person for the last 5 years, including part-time jobs:
Information about the post:

Period: *1996- present time*
Organization name: *OJSC "Nizhegorodsvyazinform"*
Activity: *telecommunications*
Title: *Deputy Director General,*
Director of Uren Inter-District Telecommunication Center, affiliated company

Period: *2000- present time*
Organization name: *OJSC "Nizhegorodsvyazinform"*
Activity: *telecommunications*
Title: *Member of the Board*

Share in the Charter Capital of the Issuer (%): *0.00077*
Shares in the charter capital of affiliated and dependent companies of the issuer:
No share in the charter capital of affiliated / dependent companies

Rewards paid to the person in question in the report quarter (Rub.):
Confidential information

Tolstonogov Nikolai Ivanovich
Year of birth: *1944*

Posts held by the person for the last 5 years, including part-time jobs:
Information about the post:

Period: *1996* **- present time**
Organization name: *OJSC "Nizhegorodsvyazinform"*
Activity: *telecommunications*
Title: *Deputy Director General,*
Director of Nizhniy Novgorod inter-city exchange, affiliated company

Period: *1996- 2000*
Organization name: *OJSC "Nizhegorodsvyazinform"*
Activity: *telecommunications*
Title: *Member of the Board of Directors*

Period: *1999* **- present time**
Organization name: *CJSC "Volga - Sotel"*
Activity: *construction*
Title: *Member of the Board of Directors*

Period: *2000* **- present time**
Organization name: *OJSC "Nizhegorodsvyazinform"*
Activity: *telecommunications*
Title: *Member of the Board*

Share in the Charter Capital of the Issuer (%): *0.23822*

Shares in the charter capital of affiliated and dependent companies of the issuer:
No share in the charter capital of affiliated / dependent companies

Rewards paid to the person in question in the report quarter (Rub.):
Confidential information

23. Remuneration paid to Members of the Board of Directors (supervisory council) and other officials of the Issuer.

The total size of the remunerations paid to all persons, listed in items 21 and 22, for report Period:
Wages (Rub): *1 421 324.92*
Premiums (Rub): *751 771.93*
Commission (Rub): *0*
Other property grantings (Rub): *541*
Total (Rub): *2 173 637.85*

24. Information about legal persons where the issuer participates.

Legal persons with not less than 5 percents of the charter capital owned by the Issuer :

Name: *LLC "Radio-Resonance"*
Location: *RF, N.Novgorod, Okskiy syezd, 8*
Mail address: *603022, RF, N.Novgorod, Okskiy syezd, 8*
Share of the Issuer in the Charter Capital of the legal person: *51 %*

Name: *Closed Joint-Stock Company «N.Novgorod Cellular Communication"*
Location: *RF, N.Novgorod, M.Gorky sq., Post House*
Mail address: *603000, RF, N.Novgorod, M.Gorky sq., Post House*
Share of the Issuer in the Charter Capital of the legal person: *50 %*

Name: *Closed Joint-Stock Company "Nizhegorodskiy radiotelefon"*
Location: *RF, N.Novgorod, M.Gorky sq., Post House*
Mail address: *603000, RF, N.Novgorod, M.Gorky sq., Post House*
Share of the Issuer in the Charter Capital of the legal person: *50 %*

Name: *Closed Joint-Stock Company "Nizhegorodteleservice"*
Location: *RF, N.Novgorod, M.Gorky sq., Post House*
Mail address: *603107, RF, N.Novgorod, Zhukov sq., 3*
Share of the Issuer in the Charter Capital of the legal person: *40 %*

Name: *Closed Joint-Stock Company "Transsvyaz"*
Location: *RF, N.Novgorod, Chaadayev str., 2*
Mail address: *603950, RF, N.Novgorod, GSP – 1273, Gordeyevskaya str., 5, apt. 306*
Share of the Issuer in the Charter Capital of the legal person: *40 %*

Name: *Non-profit Organization Non-Government Pension Fund"Doverie"*
Location: *RF, N.Novgorod, M.Gorky sq., Post House*
Mail address: *603000, RF, N.Novgorod, M.Gorky sq., Post House*
Share of the Issuer in the Charter Capital of the legal person: *30 %*

Name: *Closed Joint-Stock Company "Ericsson svyaz"*
Location: *RF, N.Novgorod, prt. Gagarina, 37*
Mail address: *603129, RF, N.Novgorod, Yanka Kupala str., 10*
Share of the Issuer in the Charter Capital of the legal person: *24 %*

Name: *LLC "Commercial Manufacturing Company "N.N. -RosSvyazinform"*
Location: *RF, N.Novgorod, Sovetskaya sq., 3, office 425*
Mail address: *603000, RF, N.Novgorod, M.Gorky sq., Post House*
Share of the Issuer in the Charter Capital of the legal person: *20 %*

Name: *Closed Joint-Stock Company "Sotel - Nizhniy Novgorod"*
Location: *RF, N.Novgorod, Sovetskaya sq., 2*
Mail address: *603600, RF, N.Novgorod, GSP – 57, Sovetskaya sq., 2*
Share of the Issuer in the Charter Capital of the legal person: *20 %*

Name: *Closed Joint-Stock Company Bank «UNEXIM – Volga»*
Location: *RF, N.Novgorod, Novaya str., 17 б*
Mail address: *603000, RF, N.Novgorod, Novaya str., 17 б*
Share of the Issuer in the Charter Capital of the legal person: *19.67 %*

Name: *LLC «Processing Center «Union Card» Nizhniy Novgorod»*
Location: *RF, N.Novgorod, Varvarskaya str., 32*
Mail address: ***603000,** RF, N.Novgorod, M.Gorky sq., Post House*
Share of the Issuer in the Charter Capital of the legal person: *15 %*

Name: *Closed Joint-Stock Company "Competition and Consumer Rights Protection Agency EKAD"*
Location: *RF, Nizhniy Novgorod Region, Pavlovo, Suvorov str., 1*
Mail address: *603140, RF, Nizhniy Novgorod, prt. Lenin, 11, r. 311*
Share of the Issuer in the Charter Capital of the legal person: *10.4 %*

Name: *LLC "Raduga-Poisk"*
Location: *RF, N.Novgorod, Studencheskaya str., 11*
Mail address: *603000, RF, N.Novgorod, M.Gorky sq., Post House*
Share of the Issuer in the Charter Capital of the legal person: *10 %*

Name: *LLC "The First Independent Registrar"*
Location: *RF, N.Novgorod, prt. Gagarina, 11*
Mail address: *603000, RF, N.Novgorod, M.Gorky sq., Post House, P.O.B. 556*
Share of the Issuer in the Charter Capital of the legal person: *5.827 %*

25. Shares of participation of all legal persons in which the Issuer owns more than 5 percents of the charter capital, and also shares of their officials in the charter capital of the Issuer.

25.1 Name: *Non-profit Organization Non-Government Pension Fund"Doverie"*
Location: *RF, N.Novgorod, M.Gorky sq., Post House*
Mail address:*603000, RF, N.Novgorod, M.Gorky sq., Post House*
Share of the Issuer in the Charter Capital of the legal person: *30 %*
Share in Issuer's Charter Capital owned by the person in question: *0.06%*

Officials:

25.1.1 *Suvorov Yevgeniy Borisovich*
Functions: *Single Executive Officer*
Share in Issuer's Charter Capital owned by the person in question: *no share*

25.1.2 *Lyulin Vladimir Fedodrovich*
Functions: *Member of the Board of Directors (Supervisory Council)*
Share in Issuer's Charter Capital owned by the person in question: *0.51203 %*

25.1.3 *Shuleshov Nikolai Mikhailovich*
Functions: *Member of the Board of Directors (Supervisory Council)*

Share in Issuer's Charter Capital owned by the person in question: *0.00732 %*

25.1.4 *Ostapenko Sergey Alekseyevich*
Functions: *Member of the Board of Directors (Supervisory Council)*
Share in Issuer's Charter Capital owned by the person in question: *0.00021 %*

25.1.5 *Nesterov Nikolai Nikolayevich*
Functions: *Member of the Board of Directors (Supervisory Council)*
Share in Issuer's Charter Capital owned by the person in question: *no share*

25.1.6 *Tulyakov Yuriy Mikhailovich*
Functions: *Member of the Board of Directors (Supervisory Council)*
Share in Issuer's Charter Capital owned by the person in question: *0.00005 %*

25.2 Name: *CJSC "N.Novgorod Cellular Communication"*
Location: *RF, N.Novgorod, M.Gorky sq., Post House*
Mail address: *603000, RF, N.Novgorod, M.Gorky sq., Post House*
Share of the Issuer in the Charter Capital of the legal person: *50 %*
Share in Issuer's Charter Capital owned by the person in question: *no share*
Officials:

25.2.1 *Petrov Mikhail Viktorovich*
Functions: *Single Executive Officer*
Share in Issuer's Charter Capital owned by the person in question: *no share*

25.2.2 *Lyulin Vladimir Fedodrovich*
Functions: *Member of the Board of Directors (Supervisory Council)*
Share in Issuer's Charter Capital owned by the person in question: *0.51203 %*

25.2.3 *Korshunov Sergey Maksimovich*
Functions: *Member of the Board of Directors (Supervisory Council)*
Share in Issuer's Charter Capital owned by the person in question: *0.03972 %*

25.3 Name: *CJSC "Ericsson svyaz"*
Location: *RF, N.Novgorod, prt. Gagarina, 37*
Mail address: *603129, RF, N.Novgorod, Yanka Kupala str., 10*
Share of the Issuer in the Charter Capital of the legal person: *24 %*
Share in Issuer's Charter Capital owned by the person in question: *no share*
Officials:

25.3.1 *Filippov Aleksanr Viktorovich*
Functions: *Single Executive Officer*
Share in Issuer's Charter Capital owned by the person in question: *no share*

25.3.2 *Lyulin Vladimir Fedodrovich*
Functions: *Member of the Board of Directors (Supervisory Council)*
Share in Issuer's Charter Capital owned by the person in question: *0.51203 %*

25.3.3 *Kazakov Vladimir Fedodrovich*
Functions: *Member of the Board of Directors (Supervisory Council)*
Share in Issuer's Charter Capital owned by the person in question: *no share*

25.4 Name: *CJSC "Nizhegorodteleservice"*
Location: *RF, N.Novgorod, M.Gorky sq., Post House*
Mail address: *604107, RF, N.Novgorod, Zhukov sq., 3*
Share of the Issuer in the Charter Capital of the legal person: *40 %*
Share in Issuer's Charter Capital owned by the person in question: *no share*

Officials:

25.4.1 *Mukhin Vladimir Aleksandrovich*
Functions: *Single Executive Officer*
Share in Issuer's Charter Capital owned by the person in question: *no share*

25.4.2 *Korshunov Sergey Maksimovich*
Functions: *Member of the Board of Directors (Supervisory Council)*
Share in Issuer's Charter Capital owned by the person in question: *0.03972 %*

25.4.3 *Kuzmenko Yuriy Vasilievich*
Functions: *Member of the Board of Directors (Supervisory Council)*
Share in Issuer's Charter Capital owned by the person in question: *0.02448 %*

25.4.4 *Lyulin Vladimir Fedodrovich*
Functions: *Member of the Board of Directors (Supervisory Council)*
Share in Issuer's Charter Capital owned by the person in question: *0.51203 %*

25.5 Name: *CJSC "Transsvyaz"*
Location: *RF, N.Novgorod, пл. М.. Горького, Post House*
Mail address: *603035, RF, N.Novgorod, Chaadayev str., 2*
Share of the Issuer in the Charter Capital of the legal person: *40 %*
Share in Issuer's Charter Capital owned by the person in question: *no share*
Officials:

25.5.1 *Sumin Yuriy Afanasievich*
Functions: *Single Executive Officer*
Share in Issuer's Charter Capital owned by the person in question: *0.00270 %*

25.5.2 *Lyulin Vladimir Fedodrovich*
Functions: *Member of the Board of Directors (Supervisory Council)*
Share in Issuer's Charter Capital owned by the person in question: *0.51203 %*

25.6 Name: *LLC "The First Independent Registrar"*
Location: *RF, N.Novgorod, M.Gorky sq., Post House*
Mail address: *603000, RF, N.Novgorod, M.Gorky sq., Post House, P.O.B. 556*
Share of the Issuer in the Charter Capital of the legal person: *5.827 %*
Share in Issuer's Charter Capital owned by the person in question: *no share*
Officials:

25.6.1 *Zamelina Olga Valentinovna*
Functions: *Single Executive Officer*
Share in Issuer's Charter Capital owned by the person in question: *no share*

25.6.2 *Grigorieva Lyubov Ivanovna*
Functions: *Chairman of the Board of Directors*
Share in Issuer's Charter Capital owned by the person in question: *0.03350 %*

25.7 Name: *LLC "Commercial Manufacturing Company "N. N. - Rossvyazinform"*
Location: *RF, N.Novgorod, Sovetskaya sq., 3, office 425*
Mail address: *603000, RF, N.Novgorod, M.Gorky sq., Post House*
Share of the Issuer in the Charter Capital of the legal person: *20 %*
Share in Issuer's Charter Capital owned by the person in question: *no share*
Officials:

25.7.1 *Alyshev Vadim Petrovich*
Functions: *Single Executive Officer*
Share in Issuer's Charter Capital owned by the person in question: *0.01496 %*

25.8 Name: *CJSC "Nizhegorodskiy radiotelefon"*
Location: *RF, N.Novgorod, M.Gorky sq., Post House*
Mail address: *603000, RF, N.Novgorod, M.Gorky sq., Post House*
Share of the Issuer in the Charter Capital of the legal person: *50 %*
Share in Issuer's Charter Capital owned by the person in question: *no share*
Officials:

25.8.1 *Karashtin Mikhail Pavlovich*
Functions: *Single Executive Officer*
Share in Issuer's Charter Capital owned by the person in question: *0.01277 %*

25.8.2 *Korshunov Sergey Maksimovich*
Functions: *Member of the Board of Directors (Supervisory Council)*
Share in Issuer's Charter Capital owned by the person in question: *0.03972 %*

25.8.3 *Lyulin Vladimir Fedodrovich*
Functions: *Member of the Board of Directors (Supervisory Council)*
Share in Issuer's Charter Capital owned by the person in question: *0.51203 %*

25.9 Name: *CJSC "Sotel - Nizhniy Novgorod"*
Location: *RF, N.Novgorod, Sovetskaya sq., 2*
Mail address: *603136, RF, N.Novgorod, Sovetskaya sq., 2*
Share of the Issuer in the Charter Capital of the legal person: *20 %*
Share in Issuer's Charter Capital owned by the person in question: *no share*
Officials:

25.9.1 *Barsukov Anatoliy Gennadyevich*
Functions: *Single Executive Officer*
Share in Issuer's Charter Capital owned by the person in question: *no share*

25.9.2 *Korshunov Sergey Maksimovich*
Functions: *Member of the Board of Directors (Supervisory Council)*
Share in Issuer's Charter Capital owned by the person in question: *0.03972 %*

25.9.3 *Lyulin Vladimir Fedodrovich*
Functions: *Member of the Board of Directors (Supervisory Council)*
Share in Issuer's Charter Capital owned by the person in question: *0.51203 %*

25.10 Name: *CJSC Bank "UNEXIM - Volga"*
Location: *RF, N.Novgorod, Novaya str., 17 б*
Mail address: *603000, RF, N.Novgorod, Novaya str., 17 б*
Share of the Issuer in the Charter Capital of the legal person: *19.67 %*
Share in Issuer's Charter Capital owned by the person in question: *no share*
Officials:

25.10.1 *Novikov Vladimir Petrovich*
Functions: *Single Executive Officer*
Share in Issuer's Charter Capital owned by the person in question: *no share*

25.10.2 *Lyulin Vladimir Fedodrovich*
Functions: *Member of the Board of Directors (Supervisory Council)*
Share in Issuer's Charter Capital owned by the person in question: *0.51203%*

25.10.3 *Silenko Boris Anatolievich*
Functions: *Member of the Board of Directors (Supervisory Council)*
Share in Issuer's Charter Capital owned by the person in question: *0.02142%*

26. Other affiliated persons of the Issuer.

26.1 *Lyulin Vladimir Fedodrovich – Single Executive Officer, Chairman of the Board, Vice-Chairman of the Board of Directors*
Share in Issuer's Charter Capital owned by the person in question: *0.51203 %*

Members of the joint executive authority:
26.2 *Arakcheyev Aleksanr Vasilievich – Vice-Chairman of the Board*
Share in Issuer's Charter Capital owned by the person in question: *0.21492 %*

26.3 *Abashin Vladimir Aleksandrovich*
Share in Issuer's Charter Capital owned by the person in question: *0.02333 %*

26.4 *Vystorop Vasiliy Petrovich*
Share in Issuer's Charter Capital owned by the person in question: *no share*

26.5 *Grigorieva Lyubov Ivanovna*
Share in Issuer's Charter Capital owned by the person in question: *0.03350 %*

26.6 *Dyakonov Mikhail Vasilievich*
Share in Issuer's Charter Capital owned by the person in question: *no share*

26.7 *Yeliseyeva Valentina Ivanovna*
Share in Issuer's Charter Capital owned by the person in question: *0.01167 %*

26.8 *Kireyeva Anastasia Maksimovna*
Share in Issuer's Charter Capital owned by the person in question: *0.26066 %*

26.9 *Kuranov Mikhail Andreyevich*
Share in Issuer's Charter Capital owned by the person in question: *0.03227 %*

26.10 *Lebedev Aleksanr Ivanovich*
Share in Issuer's Charter Capital owned by the person in question: *no share*

26.11 *Osipova Lyudmila Petrovna*
Share in Issuer's Charter Capital owned by the person in question: *0.00617 %*

26.12 *Tolstonogov Nikolai Ivanovich*
Share in Issuer's Charter Capital owned by the person in question: *0.23822 %*

26.13 *Timarev Valeriy Nikolayevich*
Share in Issuer's Charter Capital owned by the person in question: *0.00077 %*
Members of Supervisory Council:

26.14. *Bakhayev Mikhail Anatolievich*
Share in Issuer's Charter Capital owned by the person in question: *0.34125 %*

26.15 *Volkov Vladimir Nikolayevich*
Share in Issuer's Charter Capital owned by the person in question: *0.01654 %*

26.16 *Grigorieva Alla Borisovna*
Share in Issuer's Charter Capital owned by the person in question: *0.00171%*

26.17 *Grigorieva Lyubov Ivanovna*
Share in Issuer's Charter Capital owned by the person in question: *0.03350 %*

26.18. *Ismailov Nail Ismailovich*
Share in Issuer's Charter Capital owned by the person in question: *0.00489 %*

26.19. *Osipchuk Anton Igorevich - Chairman of the Board of Directors*
Share in Issuer's Charter Capital owned by the person in question: *no share*

26.20 *Panchenko Stanislav Nikolayevich*
Share in Issuer's Charter Capital owned by the person in question: *no share*

26.21 *Haywood Arthur Michael*
Share in Issuer's Charter Capital owned by the person in question: *no share*

27. Share of participation of the Issuer in the charter capital of legal persons - affiliated persons.
See items 24, 25

28. Share of participation of affiliated persons of the Issuer and their founders and officials in the charter capital of the Issuer.
See items 21, 22, 24, 25, 26

29. Persons with 5 or more % ofvotes in the supreme management body of the Issuer.
Name: *Open Joint-Stock Company "Telecommunication Investment Company"*
Share: *38.00013 %*
Name: *Closed Joint-Stock Company "Bank Credit Swiss First Boston AO"*
Share: *12.73089 %*
Name: *ING BANK (EURASIA) CJSC - ING DEPOSITARY*
Share: *8.51253 %*

30. Participation of the Issuer in industrial, banking, financial groups, holdings, concerns and associations.
none

31. Affiliates and Agencies of the Issuer.

Name: *Arzamas Inter-District Telecommunication Center*
Location: *Nizhniy Novgorod Region, Arzamas, Pushkin str., 145*
Mail address: *607220, Nizhniy Novgorod Region, Arzamas, Pushkin str., 145*
Manager: *Abashin Vladimir Aleksandrovich*
Opening date: *3.02.1994*
Expiry date of proxy: *31.12.2002*

Name: *Gorodets INTER-DISTRICT TELECOMMUNICATION CENTER*
Location: *Nizhniy Novgorod Region, Gorodets, Proletarskaya str., 15*
Mail address: *606500, Nizhniy Novgorod Region, Gorodets, Proletarskaya str., 15*
Manager: *Kuranov Mikhail Andreyevich*
Opening date: *3.02.1994*
Expiry date of proxy: *31.12.2002*

Name: *Kstovo INTER-DISTRICT TELECOMMUNICATION CENTER*
Location: *Nizhniy Novgorod Region, Kstovo, pr. Pobedy, 12*
Mail address: *607650, Nizhniy Novgorod Region, Kstovo, pr. Pobedy, 12*
Manager: *Lebedev Aleksanr Ivanovich*
Opening date: *3.02.1994*
Expiry date of proxy: *31.12.2002*

Name: *Uren INTER-DISTRICT TELECOMMUNICATION CENTER*

Location: *Nizhniy Novgorod Region, Uren, Vokzalnaya str., 2*
Mail address: *606800, Nizhniy Novgorod Region, Uren, Vokzalnaya str., 2*
Manager: *Timarev Valeriy Nikolayevich*
Opening date: *3.02.1994*
Expiry date of proxy: *31.12.2002*

Name: *Dzerzhinsk INTER-DISTRICT TELECOMMUNICATION CENTER*
Location: *606000, Nizhniy Novgorod Region, Dzerzhinsk, pr. Dzerzhinskogo, 2*
Mail address: *606000, Nizhniy Novgorod Region, Dzerzhinsk, pr. Dzerzhinskogo, 2*
Manager: *Volkov Vladimir Nikolayevich*
Opening date: *3.02.1994*
Expiry date of proxy: *31.12.2002*

Name: *N.Novgorod Inter-city Exchange*
Location: *г. Nizhniy Novgorod, prt. Gagarina, 11*
Mail address: *603022, г. Nizhniy Novgorod, prt. Gagarina, 11*
Manager: *Tolstonogov Nikolai Ivanovich*
Opening date: *3.02.1994*
Expiry date of proxy: *31.12.2002*

Name: *N.Novgorod City Telephone Network*
Location: *г. Nizhniy Novgorod, Vaneyev str., 9a*
Mail address: *603115, г. Nizhniy Novgorod, Vaneyev str., 9a*
Manager: *Bakhayev Mikhail Anatolievich*
Opening date: *3.02.1994*
Expiry date of proxy: *31.12.2002*

Name: *IT Department*
Location: *г. Nizhniy Novgorod, Yanka Kupala str., 9*
Mail address: *603006, г. Nizhniy Novgorod, Kovalikhinskaya str., 2-a*
Manager: *Popkov Victor Vasilievich*
Opening date: *3.02.1994*
Expiry date of proxy: *31.12.2002*

Name: *»Kirovelektrosvyaz»*
Location:
Mail address:
Manager:
Opening date:
Expiry date of proxy:

Name: *»Martelkom» Mariy El Republic*
Location:
Mail address:
Manager:
Opening date:
Expiry date of proxy:

Name: *»Svyazinform» Mordovia Republic*
Location:
Mail address:
Manager:
Opening date:
Expiry date of proxy

Name: *»Elektrosvyaz» Orenburg Region*
Location:
Mail address:
Manager:
Opening date:
Expiry date of proxy

Name: *»Svyazinform» Penza Region*
Location:
Mail address:
Manager:
Opening date:
Expiry date of proxy

Name: *»Svyazinform» Samara Region*
Location:
Mail address:
Manager:
Opening date:
Expiry date of proxy

Name: *»Saratovelektrosvyaz»*
Location:
Mail address:
Manager:
Opening date:
Expiry date of proxy

Name: *»Elektrosvyaz Ulyanovsk Region*
Location:
Mail address:
Manager:
Opening date:
Expiry date of proxy

Name: *»Telecommunication Networks of Udmurt Republic»*
Location:
Mail address:
Manager:
Opening date:
Expiry date of proxy

Name: *»Svyazinform» Chuvash Republic*
Location:
Mail address:
Manager:
Opening date:
Expiry date of proxy

32. Number of employees of the Issuer.

Average number of employees on payroll of the Issuer, including employees of affiliates and agencies, in reported period: *8 775*

33. Description of major operation of the Issuer.

See Annex

34. Investment declaration. Description of the Issuer's operation.

Submitted only by investment funds

35. Plans for future operation of the Issuer.

See Annex.

36. Information about charter capital of the Issuer.

Size of charter capital of the Issuer (Rub.): *583 387 500*
Distribution of charter capital according to share types:
Common shares:
Total (Rub.): *437 541 000*
Share in the charter capital: *75.000064 %*
Preferred shares:
Total (Rub.): *145 846 500*
Share in the charter capital: *24.999936 %*

37. Information about share of the state (municipal authority) in the charter capital of the Issuer.

Share of charter capital of the Issuer owned by state (municipal authority):
none
Block of shares of the Issuer in property of state (municipality):
none

A special right to participation of the Russian Federation, subjects of the Russian Federation, municipal authorities in management of the Issuer ("golden share"):
not provided

38. Information about declared shares of the Issuer.

Type: *common*
Face value (Rub.): *5*
Number: *159 766 200*
Total (Rub.): *798 831 000*

Type: *preferred*
Face value (Rub.): *5*
Number: *53 354 600*
Total (Rub.): *266 773 000*

Placement conditions: *The decision concerning release of additional shares within the limits of quantity (amount) of the declared shares for the size of reassessment of fixed assets or for size of an increment of value of the other property is accepted by the Board of Directors of the Company. The decision about increase of the Company's charter capital for the size of value increment of the other property by placement of additional shares should determine the increase of the number of placed additional common shares and of each type of preferred shares within the limits of amount of declared shares of this category (type), the terms and conditions of their placement, including the price of placement of additional shares of the Company for the shareholders having priority right for purchase of placed shares according to the present Charter.*

Decisions concerning increase of the charter capital according to results of placement of additional shares and about entering of respective amendments to the Charter of the Company are accepted by the Board of Directors of the Company.

The company has the right to carry out placement of shares and other securities by means of open (public placement) among a not limited circle of investors and closed (private) placement of the subscription for shares among a certain limited circle of investors. The number, terms, conditions, price and ways of placement of a concrete issue of securities by the Company are determined by the decision on the placement, accepted by the Board of Directors.

The Board of Directors has no right to make a decision on placement of additional shares of those categories (types) which are not determined in the Charter of the Company as declared shares.

In case of placement of common shares and securities convertible in common shares by the Company, by means of an open subscription, with their payment in money form, the shareholders, holders of common shares of the Company, have the right of priority for purchasing of these securities in the number proportional to the amount of common shares of the Company owned by them.

At least 30 days before the date of beginning of the placement of additional common shares and securities convertible into common shares and paid in money form by the Company through an open subscription, the shareholders who own such types of shares of the Company should be notified about the possibility to realize this right in the order of notification about the General shareholder meeting.

The shareholder is entitled to use his right of priority in full or in part by way of submitting a document of payment and a written application for purchase of common shares and securities convertible in voting shares to the Company.

The decision on non-use of the right of priority for purchasing of common shares and securities convertible in common shares, in case of their placement by means of an open subscription, with their payment in money, and also about validity period of such a decision may be accepted by the general meeting of shareholders by majority of votes of the voting share holders participating in the general meeting of shareholders.

In case of placement of securities convertible in shares of a certain category (type) by the Company, the number of declared shares of this category (type) should not be less than the number necessary for converting during the period of circulation of these securities.

39. Essential contracts and obligations of the Issuer.

none

40. Obligations of the Issuer concerning issue of shares and securities convertable to shares.

none.

41. Information about sanctions imposed on the Issuer, his participation in judicial proceedings and examinations.

Date of sanction imposing: *1.04.1999*
Authority imposing the sanction: *RF STS*
Due to: *incorrect determination of tax base*
Sanction type: *penalty*
Size of sanction (Rub.): *9 434*
Sanction execution: *executed*

Date of sanction imposing: *1.04.1999*
Authority imposing the sanction: *RF STS*
Due to: *late tax payment*
Sanction type: *late payment penalty*
Size of sanction (Rub.): *76 298*
Sanction execution: *executed*

Date of sanction imposing: *1.04.1999*
Authority imposing the sanction: *RF PF, RF SEF, RF SIF, RF SMIF*
Due to: *late payment of obligatory payments*
Sanction type: *penalty*
Size of sanction (Rub.): *11 929*
Sanction execution: *executed*

Date of sanction imposing: *1.04.1999*
Authority imposing the sanction: *RF PF*
Due to: *late payment of obligatory payments*

Sanction type: *late payment penalty*
Size of sanction (Rub.): *396 437*
Sanction execution: *executed*

Date of sanction imposing: *1.04.1999*
Authority imposing the sanction: *RF SEF*
Due to: *late payment of obligatory payments*
Sanction type: *late payment penalty*
Size of sanction (Rub.): *6 851*
Sanction execution: *executed*

Date of sanction imposing: *1.04.1999*
Authority imposing the sanction: *RF SIF*
Due to: *late payment of obligatory payments*
Sanction type: *late payment penalty*
Size of sanction (Rub.): *22 051*
Sanction execution: *executed*

Date of sanction imposing: *1.04.1999*
Authority imposing the sanction: *RF SMIF*
Due to: *late payment of obligatory payments*
Sanction type: *late payment penalty*
Size of sanction (Rub.): *247 272*
Sanction execution: *executed*

Date of sanction imposing: *1.07.1999*
Authority imposing the sanction: *RF STS*
Due to: *late tax payment*
Sanction type: *late payment penalty*
Size of sanction (Rub.): *2 185 277*
Sanction execution: *executed*

Date of sanction imposing: *1.07.1999*
Authority imposing the sanction: *RF STS*
Due to: *incorrect determination of tax base*
Sanction type: *penalty*
Size of sanction (Rub.): *211 559*
Sanction execution: *executed*

Date of sanction imposing: *1.07.1999*
Authority imposing the sanction: *RF PF*
Due to: *late payment of obligatory payments*
Sanction type: *late payment penalty*
Size of sanction (Rub.): *413 767*
Sanction execution: *executed*

Date of sanction imposing: *1.07.1999*
Authority imposing the sanction: *RF SEF*
Due to: *late payment of obligatory payments*
Sanction type: *late payment penalty*
Size of sanction (Rub.): *9 010*
Sanction execution: *executed*

Date of sanction imposing: *1.07.1999*
Authority imposing the sanction: *RF SIF*

Due to: *late payment of obligatory payments*
Sanction type: *late payment penalty*
Size of sanction (Rub.): *34 503*
Sanction execution: *executed*

Date of sanction imposing: *1.07.1999*
Authority imposing the sanction: *RF SMIF*
Due to: *late payment of obligatory payments*
Sanction type: *late payment penalty*
Size of sanction (Rub.): *300 570*
Sanction execution: *executed*

Date of sanction imposing: *1.07.1999*
Authority imposing the sanction: *RF PF, RF SEF, RF SIF, RF SMIF*
Due to: *late payment of obligatory payments*
Sanction type: *penalty*
Size of sanction (Rub.): *316*
Sanction execution: *executed*

Date of sanction imposing: *1.10.1999*
Authority imposing the sanction: *RF STS*
Due to: *late tax payment*
Sanction type: *late payment penalty*
Size of sanction (Rub.): *3 682 764*
Sanction execution: *executed*

Date of sanction imposing: *1.10.1999*
Authority imposing the sanction: *RF PF*
Due to: *late payment of obligatory payments*
Sanction type: *late payment penalty*
Size of sanction (Rub.): *295 340*
Sanction execution: *executed*

Date of sanction imposing: *1.10.1999*
Authority imposing the sanction: *RF SEF*
Due to: *late payment of obligatory payments*
Sanction type: *late payment penalty*
Size of sanction (Rub.): *24 106*
Sanction execution: *executed*

Date of sanction imposing: *1.10.1999*
Authority imposing the sanction: *RF SMIF*
Due to: *late payment of obligatory payments*
Sanction type: *late payment penalty*
Size of sanction (Rub.): *814 990*
Sanction execution: *executed*

Date of sanction imposing: *1.10.1999*
Authority imposing the sanction: *RF SIF*
Due to: *late payment of obligatory payments*
Sanction type: *late payment penalty*
Size of sanction (Rub.): *175 984*
Sanction execution: *executed*

Date of sanction imposing: *1.10.1999*

Authority imposing the sanction: *RF STS*
Due to: *incorrect determination of tax base*
Sanction type: *penalty*
Size of sanction (Rub.): *377 350*
Sanction execution: *executed*

Date of sanction imposing: *1.10.1999*
Authority imposing the sanction: *RF PF*
Due to: *late payment of obligatory payments*
Sanction type: *penalty*
Size of sanction (Rub.): *3 219*
Sanction execution: *executed*

Date of sanction imposing: *1.10.1999*
Authority imposing the sanction: *RF SIF*
Due to: *late payment of obligatory payments*
Sanction type: *penalty*
Size of sanction (Rub.): *105 211*
Sanction execution: *executed*

Date of sanction imposing: *1.10.1999*
Authority imposing the sanction: *RF SEF*
Due to: *late payment of obligatory payments*
Sanction type: *penalty*
Size of sanction (Rub.): *1 214*
Sanction execution: *executed*

Date of sanction imposing: *1.10.1999*
Authority imposing the sanction: *RF SMIF*
Due to: *late payment of obligatory payments*
Sanction type: *penalty*
Size of sanction (Rub.): *1 610*
Sanction execution: *executed*

Date of sanction imposing: *31.12.1999*
Authority imposing the sanction: *RF STS*
Due to: *late tax payment*
Sanction type: *penalty*
Size of sanction (Rub.): *368 000*
Sanction execution: *executed*

Date of sanction imposing: *31.12.1999*
Authority imposing the sanction: *RF PF*
Due to: *late payment of obligatory payments*
Sanction type: *late payment penalty*
Size of sanction (Rub.): *216 000*
Sanction execution: *executed*

Date of sanction imposing: *31.12.1999*
Authority imposing the sanction: *RF SEF*
Due to: *late payment of obligatory payments*
Sanction type: *late payment penalty*
Size of sanction (Rub.): *10 000*
Sanction execution: *executed*

Date of sanction imposing: *31.12.1999*
Authority imposing the sanction: *RF SIF*
Due to: *late payment of obligatory payments*
Sanction type: *late payment penalty*
Size of sanction (Rub.): *71*
Sanction execution: *executed*

Date of sanction imposing: *31.12.1999*
Authority imposing the sanction: *RF SMIF*
Due to: *late payment of obligatory payments*
Sanction type: *late payment penalty*
Size of sanction (Rub.): *277*
Sanction execution: *executed*

Date of sanction imposing: *31.03.2000*
Authority imposing the sanction: *RF STS*
Due to: *late payment of obligatory payments*
Sanction type: *late payment penalty*
Size of sanction (Rub.): *76 000*
Sanction execution: *executed*

Date of sanction imposing: *31.03.2000*
Authority imposing the sanction: *RF STS*
Due to: *late calculation submission*
Sanction type: *penalty*
Size of sanction (Rub.): *1 000*
Sanction execution: *executed*

Date of sanction imposing: *31.03.2000*
Authority imposing the sanction: *RF PF*
Due to: *late payment of obligatory payments*
Sanction type: *late payment penalty*
Size of sanction (Rub.): *287 000*
Sanction execution: *executed*

Date of sanction imposing: *31.03.2000*
Authority imposing the sanction: *RF SIF*
Due to: *late payment of obligatory payments*
Sanction type: *late payment penalty*
Size of sanction (Rub.): *13 000*
Sanction execution: *executed*

Date of sanction imposing: *30.06.2000*
Authority imposing the sanction: *RF STS*
Due to: *late payment of obligatory payments*
Sanction type: *late payment penalty*
Size of sanction (Rub.): *62 000*
Sanction execution: *executed*

Date of sanction imposing: *30.06.2000*
Authority imposing the sanction: *RF STS*
Due to: *late payment of obligatory payments*
Sanction type: *penalty*
Size of sanction (Rub.): *7 000*
Sanction execution: *executed*

Date of sanction imposing: *30.06.2000*
Authority imposing the sanction: *RF PF*
Due to: *late payment of obligatory payments*
Sanction type: *late payment penalty*
Size of sanction (Rub.): *116 000*
Sanction execution: *executed*

Date of sanction imposing: *30.06.2000*
Authority imposing the sanction: *RF PF*
Due to: *late payment of obligatory payments*
Sanction type: *penalty*
Size of sanction (Rub.): *1 000*
Sanction execution: *executed*

Date of sanction imposing: *30.06.2000*
Authority imposing the sanction: *RF SEM*
Due to: *late payment of obligatory payments*
Sanction type: *late payment penalty*
Size of sanction (Rub.): *9 000*
Sanction execution: *executed*

Date of sanction imposing: *30.06.2000*
Authority imposing the sanction: *RF SMIF*
Due to: *late payment of obligatory payments*
Sanction type: *late payment penalty*
Size of sanction (Rub.): *23 000*
Sanction execution: *executed*

Date of sanction imposing: *30.09.2000*
Authority imposing the sanction: *RF STS*
Due to: *late payment of obligatory payments*
Sanction type: *late payment penalty*
Size of sanction (Rub.): *2 002 733*
Sanction execution: *executed*

Date of sanction imposing: *30.09.2000*
Authority imposing the sanction: *RF STS*
Due to: *late payment of obligatory payments*
Sanction type: *penalty*
Size of sanction (Rub.): *27 785*
Sanction execution: *executed*

Date of sanction imposing: *30.09.2000*
Authority imposing the sanction: *RF PF*
Due to: *late payment of obligatory payments*
Sanction type: *late payment penalty*
Size of sanction (Rub.): *543 838*
Sanction execution: *executed*

Date of sanction imposing: *30.09.2000*
Authority imposing the sanction: *RF PF*
Due to: *late payment of obligatory payments*
Sanction type: *penalty*
Size of sanction (Rub.): *2 418*

Sanction execution: *executed*

Date of sanction imposing: *30.09.2000*
Authority imposing the sanction: *RF SEF*
Due to: *late payment of obligatory payments*
Sanction type: *late payment penalty*
Size of sanction (Rub.): *14 855*
Sanction execution: *executed*

Date of sanction imposing: *30.09.2000*
Authority imposing the sanction: *RF SMIF*
Due to: *late payment of obligatory payments*
Sanction type: *late payment penalty*
Size of sanction (Rub.): *21 110*
Sanction execution: *executed*

Date of sanction imposing: *30.09.2000*
Authority imposing the sanction: *RF SMIF*
Due to: *late payment of obligatory payments*
Sanction type: *penalty*
Size of sanction (Rub.): *34*
Sanction execution: *executed*

Date of sanction imposing: *30.09.2000*
Authority imposing the sanction: *RF SIF*
Due to: *late payment of obligatory payments*
Sanction type: *late payment penalty*
Size of sanction (Rub.): *37 404*
Sanction execution: *executed*

Date of sanction imposing: *30.09.2000*
Authority imposing the sanction: *RF SIF*
Due to: *late payment of obligatory payments*
Sanction type: *penalty*
Size of sanction (Rub.): *4 382*
Sanction execution: *executed*

Date of sanction imposing: *30.12.2000*
Authority imposing the sanction: *RF PF*
Due to: *office examination*
Sanction type: *penalty*
Size of sanction (Rub.): - *488*
Sanction execution: *executed*

Date of sanction imposing: *30.12.2000*
Authority imposing the sanction: *RF PF*
Due to: *late payment*
Sanction type: *late payment penalty*
Size of sanction (Rub.): *270 887*
Sanction execution: *executed*

Date of sanction imposing: *30.12.2000*
Authority imposing the sanction: *RF SEF*
Due to: *late payment*
Sanction type: *late payment penalty*

Size of sanction (Rub.): *4 350*
Sanction execution: *executed*

Date of sanction imposing: *30.12.2000*
Authority imposing the sanction: *RF SMIF*
Due to: *office examination*
Sanction type: *penalty*
Size of sanction (Rub.): *849*
Sanction execution: *executed*

Date of sanction imposing: *30.12.2000*
Authority imposing the sanction: *RF SMIF*
Due to: *late payment*
Sanction type: *late payment penalty*
Size of sanction (Rub.): *94 275*
Sanction execution: *executed*

Date of sanction imposing: *30.12.2000*
Authority imposing the sanction: *RF SIF*
Due to: *office examination*
Sanction type: *penalty*
Size of sanction (Rub.): *205*
Sanction execution: *executed*

Date of sanction imposing: *30.12.2000*
Authority imposing the sanction: *RF SIF*
Due to: *late payment*
Sanction type: *late payment penalty*
Size of sanction (Rub.): *30 472*
Sanction execution: *executed*

Date of sanction imposing: *30.12.2000*
Authority imposing the sanction: *TRMI*
Due to: *late payment*
Sanction type: *late payment penalty*
Size of sanction (Rub.): *3 454 895*
Sanction execution: *executed*

Date of sanction imposing: *30.12.2000*
Authority imposing the sanction: *TRMI*
Due to: *late payment*
Sanction type: *late payment penalty*
Size of sanction (Rub.): *13 189*
Sanction execution: *executed*

Date of sanction imposing: *30.12.2000*
Authority imposing the sanction: *TRMI*
Due to: *documentary examination*
Sanction type: *penalty*
Size of sanction (Rub.): *19 830*
Sanction execution: *executed*

Date of sanction imposing: *30.12.2000*
Authority imposing the sanction: *TRMI*
Due to: *paper examination*

Sanction type: *penalty*
Size of sanction (Rub.): *9 020*
Sanction execution: *executed*

Date of sanction imposing: *30.12.2000*
Authority imposing the sanction: *TRMI*
Due to: *office examination*
Sanction type: *penalty*
Size of sanction (Rub.): *371*
Sanction execution: *executed*

Date of sanction imposing: *30.03.2001*
Authority imposing the sanction: *TRMI*
Due to: *late payment*
Sanction type: *late payment penalty*
Size of sanction (Rub.): *946 046*
Sanction execution: *executed*

Date of sanction imposing: *30.03.2001*
Authority imposing the sanction: *TRMI*
Due to: *income tax debt to budget*
Sanction type: *penalty*
Size of sanction (Rub.): *1 380*
Sanction execution: *executed*

Date of sanction imposing: *31.05.2001*
Authority imposing the sanction: *TRMI*
Due to: *late payment*
Sanction type: *late payment penalty*
Size of sanction (Rub.): *390 662*
Sanction execution: *executed*

Date of sanction imposing: *30.06.2001г.*
Authority imposing the sanction: *TRMI*
Due to: *late payment*
Sanction type: *late payment penalty*
Size of sanction (Rub.): 1 731 365
Sanction execution: *executed*

Date of sanction imposing: *30.06.2001г.*
Authority imposing the sanction: *TRMI*
Due to: *late submission of calculation (declaration)*
Sanction type: *penalty*
Size of sanction (Rub.): 66 797
Sanction execution: *executed*

Date of sanction imposing: *30.06.2001*
Authority imposing the sanction: *PF*
Due to: *late payment*
Sanction type: *late payment penalty*
Size of sanction (Rub.): 35 421
Sanction execution: *executed*

Date of sanction imposing: *30.06.2001*
Authority imposing the sanction: RF SIF

Due to: *late payment*
Sanction type: *late payment penalty*
Size of sanction (Rub.): 20 056
Sanction execution: *executed*

Date of sanction imposing: 30.06.2001
Authority imposing the sanction **RF SEF**
Due to*: late payment*
Sanction type*: late payment penalty*
Size of sanction (Rub.): 3 622
Sanction execution: *executed*

Date of sanction imposing: 30*.06.2001*
Authority imposing the sanction **RF MIF**
Due to*: late payment*
Sanction type*: late payment penalty*
Size of sanction (Rub.): 4 422
Sanction execution: *executed*

Date of sanction imposing: *30.09.2001*
Authority imposing the sanction: *TRMI*
Due to: *late payment*
Sanction type: *late payment penalty*
Size of sanction (Rub.): 2 031 679
Sanction execution: *executed*

Date of sanction imposing: *30.09.2001*
Authority imposing the sanction: *TRMI*
Due to: *late submission of calculation (declaration)*
Sanction type: *penalty*
Size of sanction (Rub.): 303 477
Sanction execution: *executed*

Date of sanction imposing: *30.09.2001*
Authority imposing the sanction: PF
Due to: *late payment*
Sanction type: *late payment penalty*
Size of sanction (Rub.): 91 844
Sanction execution: *executed*

Date of sanction imposing: *30.09.2001*
Authority imposing the sanction: RF SIF
Due to: *late payment*
Sanction type: *late payment penalty*
Size of sanction (Rub.): 21 279
Sanction execution: *executed*

Date of sanction imposing: 30*.09.2001*
Authority imposing the sanction: ***RF SEF***
Due to*: late payment*
Sanction type*: late payment penalty*
Size of sanction (Rub.): 5 211

Sanction execution: *executed*

Date of sanction imposing: *30.09.2001*
Authority imposing the sanction: ***RF MIF***
Due to*: late payment*
Sanction type*: late payment penalty*
Size of sanction (Rub.): 202 491
Sanction execution: *executed*

Date of sanction imposing: *31.12.01*
Authority imposing the sanction: *TRMI*
Due to: *late payment*
Sanction type: *late payment penalty*
Size of sanction (Rub.): *9 375 682*
Sanction execution: *executed*

Date of sanction imposing: *31.12.01*
Authority imposing the sanction: *TRMI*
Due to: *late submission of calculation (declaration)*
Sanction type: *penalty*
Size of sanction (Rub.): *412 229*
Sanction execution: *executed*

Date of sanction imposing: *31.12.01*
Authority imposing the sanction: PF
Due to*: late payment*
Sanction type: *late payment penalty*
Size of sanction (Rub.): *97 858*
Sanction execution: *executed*

Date of sanction imposing: *31.12.01*
Authority imposing the sanction: *PF*
Due to: *late payment*
Sanction type: penalty
Size of sanction (Rub.) *1 276*
Sanction execution: executed

Date of sanction imposing: *31.12.01*
Authority imposing the sanction: *RF SIF*
Due to: *late payment*
Sanction type: *late payment penalty*
Size of sanction (Rub.): *31 963*
Sanction execution: *executed*
Date of sanction imposing: *31.12.01*
Authority imposing the sanction ***RF SEF***
Due to*: late payment (office examination)*
Sanction type*: late payment penalty*
Size of sanction(Rub.): *9650*
Sanction execution: *executed*

Date of sanction imposing: *31.12.01*
Authority imposing the sanction: ***RF MIF***
Due to*: late payment*
Sanction type*: late payment penalty*
Size of sanction(Rub.): *228 113*

Sanction execution: *executed*

Date of sanction imposing: *31.03.02*
Authority imposing the sanction: *TRMI*
Due to: *late payment*
Sanction type: *late payment penalty*
Size of sanction (Rub.): *47 648*
Sanction execution: *executed*

In report quarter:
A complex check of the Issuer started by Inspection # 53 for operations with the largest taxpayers in the city of Nizhniy Novgorod.
The basis of check (the initiator of the proposal): planned, initiative of TRMI.

Explanation:

In report quarter there were no litigations which may affect essentially the activity of the Issuer.

42. Essential facts (events, actions) in report quarter.

Date of fact (event, action): *4.12.2001*
Code of fact (event, action): *0300137A04122001*

Changes in the list of owners (shareholders) of the Issuer.

Long title of the legal person, Whose participation share changed:
Closed Joint-Stock Company "Brunswick UBS Warburg Nominees"

Location and mail address of the legal person:
RF, Moscow, Kosmodamianskaya nab., 52, suite 4
113054, RF, Moscow, Kosmodamianskaya nab., 52, suite 4

Share in the Charter Capital of the Issuer before and after change:
4.49 % - before change,
6.45 % - after change.

Date of participation share change in the charter capital of the Issuer:
4.12.2001

Date of fact (event, action): *1.01.2002*
Code of fact (event, action): *1100137A01012002*
Calculated and paid profit of securities of the Issuer.

Type of securities, category (type) of shares, for which profit was calculated and paid:
type A preferred shares with face value of 5 Rub.,
common shares with face value of 5 Rub.
Date of approvalof the decision on annual dividend payment by the Issuer:
25.06.2001, minutes № 8 of the Annual General Shareholder Meeting.
Termination of dividend payments for shares:
till the end of fiscal year (01.01.2002)
Size of the dividend, paid for a share of a certain category (type) :
Rub. 1.04 per one type A preferred share,
Rub. 0.27 per one common share.

Total number of shares of one category (type), with profit calculated:
29 137 029 type A preferred shares
87 506 320 common shares
Number of shares of one category (type), with profit paid:
26 476 750 type A preferred shares,
85 363 750 common shares
Form of payment of the profit calculated for securities:
payment of dividends was made in a mixed form.

Date of fact (event, action): *10.01.2002*
Code of fact (event, action): *0900137A10012002*
Fact (facts) which caused a one-time decrease of the Issuer's profit over 10%.

Value of balance profit by the date of termination of Q III 2001 - Rub.381 943 000

Change of balance profit of the Issuer (asolute and in percentage expression) in Q IV 2001 compared to Q III 2001 is:
Rub.25 643 000
19.8 %

Change of balance profit of the Issuer is due to negative sum differences resulting from a forex contract in December 2001.

Date of fact (event, action): *29.01.2002*
Code of fact (event, action): *0300137A29012002*
Changes in the list of owners (shareholders) of the Issuer.
Long title of the legal person, whose share of participation changed:
Closed Joint-Stock Company "Brunswick UBS Warburg Nominees"

Location u Mail address of the legal person:
RF, Moscow, Kosmodamianskaya nab., 52, suite 4
113054, RF, Moscow, Kosmodamianskaya nab., 52, suite 4

Share in the Charter Capital of the Issuer before and after change:
5.04 % - before change,
4.68 % - after change.

Date of participation share change in the charter capital of the Issuer:
29.01.2002.

Date of fact (event, action): *30.01.2002*
Code of fact (event, action): *0200137A30012002*
Changes in participation share in the charter capital (in the size of stock of shares of the Issuer) of the Issuer, of persons pertaining to the management of the Issuer.
Last name, first name, patronymic and title of the person:
Timarev Valeriy Nikolayevich - Deputy Director General, Director, Uren Inter-District Telecommunication Center (affiliated company), member of a joint authority of OJSC "Nizhegorodsvyazinform"

Share in the charter capital (stock of shares) of the Issuer before and after change:
0% - before change;
0.001% - after change.

Date of change of stock in the charter capital (stock of shares) of the Issuer:

30.01.2002.

43. Information about reorganization of the Issuer, affiliated and cotrolled companies.
There was no reorganization of the Issuer, affiliated and cotrolled companies in the reported Quarter.

44. Additional essential information about the Issuer.

none

B. Information about financial and economic activity of the Issuer

45. Annual accounting for the last three fiscal years.

See Annex

46. Accounting of the Issuer for the report Quarter.

See Annex

47. Facts causing an increase (decrease) of the size of assets of the Issuer over 10 % for the report Quarter.

None

Size of assets of the Issuer by the end of Q III of the last year (Rub.):
3 056 215 000
Size of assets of the Issuer by the end of the Quarter prior to the reported (Q IV of the last year) (Rub.): 3 080 474 000
Size of assets of the Issuer by the end of reported Quarter: 3 210 642 000

48. Facts which caused a gain of profit (loss) of the Issuer in the report Quarter over 20 % compared to the prior Quarter.

None
Value of profit (loss) of the Issuer by the end of Q III of the last year (Rub.): 381 943 000
Value of profit (loss) of the Issuer by the end of Quarter, prior to the reported (Quarter IV of the last year): 491098 000
Value of profit (loss) of the Issuer by the end of reported Quarter (Rub.): 191 437 000
Change of balance profit of the Issuer (absolute and percentage) in Q I 2002 compared to Q IV 2001 is:

Rub. 82 282 000
75.4 %

Increase of balance profit in Q I 2002 is due to:

- **Network expansion;**
- **telecommunication service tariffs increase;**
- **due to service cost decrease.**

49. Information about forming and using of reserve and other special funds of the Issuer.

See Annex

50. Transactions of the Issuer in report Quarter with size of 10 and more % of assets of the Issuer by the end of the Quarter prior to the reported.

None

51. Information about assignment of means attracted by the Issuer by way of placement of issued securities.

None

52. Borrowed funds received by the Issuer and affiliates in report Quarter.

Data on the size of the borrowed funds received by the issuer by the end of report quarter:

item	Balance by the beginning of the year (Rub.)	received (Rub.)	extinguished (Rub.)	Balance by the the end of report quarter (Rub.)
Long-term credits of banks				
Including not extinguished in time				
Other long-term loans	**6406032**	**3450425**		**9856457**
Including not extinguished in time				
Short-term credits of banks	**1663000**		**1663000**	
Including not extinguished in time				
Credits of banks for workers				
Including not extinguished in time				
Other short-term loans	**46269959**			**46269959**
Including not extinguished in time				

Data on size of the borrowed funds received by the issuer and its affiliated societies in the prior year:

Item	Balance by the beginning of the year (Rub.)	received (Rub.)	extinguished (Rub.)	Balance by the end of report quarter (Rub.)
Long-term credits of banks				
Including not extinguished in time				
Including:				
Other long-term loans	**56970000**	**6406032**	**56970000**	**6406032**
Including not extinguished in time				
Including:				
Short-term credits of banks		**20000000**	**18337000**	**1663000**
Including not extinguished in time				
Including:				
Credits of banks for workers				
Including not extinguished in time				
Including:				
Other short-term loans		**46269959**		**46269959**
Including not extinguished in time				
Including:				

53. Receivables, payables of the Issuer and affiliates for the report Quarter.

Information about the size of receivables and payables of the Issuer by the end of reported Quarter:

item	Balance by the beginning of the year (Rub.)	received (Rub.)	extinguished (Rub.)	Balance by the end of report quarter (Rub.)
1) Accounts receivable:				
short-term	**337454240**	**1151724602**	**1114305980**	**374872862**
Including delayed	**170196855**	**360984685**	**376858057**	**154323483**
over 3 months	**96676220**	**175950746**	**191032439**	**81594527**
including till:				
long-term				
Including delayed				
over 3 months				
Including till:				
2) Accounts payable:				
short-term	**229049281**	**1069209528**	**1067846183**	**230412626**
Including delayed	**66554555**	**359324905**	**176181081**	**249768379**
over 3 months	**45674175**	**271860551**	**77722349**	**239812377**
including till:				
long-term	**86723403**	**175929988**	**54784978**	**207868413**
Including delayed				
over 3 months				
including till:				
security:				
received				
Including from the third parties				

including till:				
Given				
Including to the third parties				
including till:				
3) Movement of bills:				
Bills issued				
Including delayed				
including till:				
Bills received	82237	151500	30000	203737
Including delayed				
including till:				

Сведения о величине дебиторской, кредиторской задолженности эмитента и его дочерних обществ на конец прошедшего года:

Item	Остаток beginning of year (Rub.)	Получено (Rub.)	Погашено (Rub.)	Остаток на конец отчетного квартала (Rub.)
1) Accounts receivable:				
short-term	363179392	4625210370	4631169196	357220566
including: delayed	212773189	1443938740	1486515074	170196855
over 3 months	130287391	703802984	737414155	96676220
including: till:				
long-term				
including: delayed				
over 3 months				
including: till:				
2) Accounts payable:				
short-term	215331962	3793705753	3783269794	225767921
including: delayed	79444864	691834015	704724324	66554555
over 3 months	40018699	316544870	310889394	45674175
including: till:				
long-term	183149316	122713999	120751552	185111763
including: delayed		84753412	7838359	76915053
over 3 months		84753412	7838359	76915053
including: till:				
Securities:				
received				
including: from the third party				
including: till:				
given				
including: to the third party				
including: till:				
3) Bills movement:				
Bills given				
including: delayed				
including: till:				
Bills received	194400	19641876	19754039	82237
including: delayed				
including: till:				

54. Financial investment of the Issuer.

Information about financial investment of the Issuer by the end of reported Quarter:

Item	Size of investments на конец отчетного квартала (Rub.) Size of investment by the end of report quarter (Rub.).		
	Short-term (up to 1 year)	Long-term (over 1 year)	Total
Investments in the state securities of the Russian Federation			
Investments in the state securities of subjects of the Russian Federation			
Investments in securities of institutions of local government			
Investments in the stock, shares, equity of other organizations		13224566	13224566

Investments in bonds and other liabilities			
Other given loans		**313924**	**313924**
Investments into affiliated societies of the issuer		**4284**	**4284**
Investments into dependent societies of the issuer		**12762126**	**12762126**

Financial investments in the organization which are liquidated in the due procedure established by the legislation of the Russian Federation			
organization name	Liquidation date	The body which has accepted the decision on liquidation	Size of investments (Rub.)
Total			

Financial investments in the organization which are recognized bankrupt in the due procedure established by the legislation of the Russian Federation			
Organization name	Liquidation date	The body which has accepted the decision on liquidation	Size of investments (Rub.)
Total			

Size of assets of the issuer by closing date of accounting quarter (Rub.)	

Financial investments in organizations, in which investments make 10 and more percent of assets of the issuer by closing date of accounting quarter		
Organization name	Size of investments (Rub.)	share in assets
Total		

55. Other essential information about financial and economic activity of the Issuer

None

B. Information about securities of the Issuer

56. Information about shares of the Issuer.

General information about the issue

Issuance number of shares of specified category (type): *1*

Type of security: *shares*

Security form: *registered and book-entry*

Category of shares: *common*

Type of shares: *n/a*

Face value of each security: *500*

Number of securities: *567 830*

Total issue: *283915000*

Date of state registration of issue: *28.12.1993*

Registration Number: *32-1П-755*

Registration authority: *Financial authorities*

Information about placement of issue

Placement method: *according to privatization plan*

Placement period: beginning: *24.01.1994* termination: *10.11.1994*

Current issue status: *all securities of the issue are cancelled*

Number of securities of issue actually placed according to registered issue results: *567 830*

State registration of issue result report:

Registration date: *7.05.1996*

Report registration authority:
Financial authorities

Major markets, trading with the issue securities, including name of trade organizer:
Such markets are not present, as all securities of the present issue have been cancelled.
Limitations for issued securities circulation in secondary markets (if available):
none

Other essential information about issued securities:
All securities of the first issue have been cancelled in connection with registration of securities of the second issue by the Decision of Finance Department of Nizhniy Novgorod Region Administration № 05-14 of 30.09.96 according to item 4.1 of the letter of RF Ministry of Finance of 20.09.96.
General information about the issue
Issuance number of shares of specified category (type): *1*
Type of security: *shares*
Security form: *registered and book-entry*
Category of shares: *preferred*
Type of shares: *A*

Face value of each security: *500*
Number of securities: *194 462*
Total issue: *97231000*

Date of state registration of the issue: *28.12.1993*
Registration Number: *32-1П-755*
Registration authority: *Financial authorities*
Information about placement of issue
Placement method: *according to privatization plan*
Placement period: **beginning**: *24.01.1994* **termination**: *10.11.1994*
Current issue status: *all securities of the issue are cancelled*
Number of actually placed securities of issue according to registered issue results:
194 462
State registration of issue result report:
Registration date: *7.05.1996*
Registration authority:
Financial authorities

Major markets trading with the issue securities, including name of trade organizer:
None
Limitations for issued securities circulation in secondary markets (if available):
None

Other essential information about issued securities:
Information is not submitted, since all issued securities were cancelled upon registration of the second issue of shares of the Issuer on 30.09.1996 (Notice of Finance Department of Nizhniy Novgorod Region dated 30.09.1996, № 05-14)
General information about the issue
Issuance number of shares of specified category (type): *1*

Type of security: *shares*
Security form: *registered and book-entry*
Category of shares: *preferred*
Type of shares: *B*

Face value of each security: *500*
Number of securities: *15 558*
Total issue: *7 779 000*

Date of state registration of issue: *28.12.1993*
Registration Number: *32-1П-755*
Registration authority: *Financial authorities*

Information about placement of issue
Placement method: *according to privatization plan*
Placement period: **beginning:** *24.01.1994* **termination:** *10.11.1994*
Current issue status: *all issued securities cancelled*
Number of actually placed securities of issue according to registered issue results: *15558*

State registration of issue result report:
Registration date: *7.05.1996*
Registration authority: *Financial authorities*

Major markets, trading with the issue securities, including name of trade organizer:
None
Limitations for issued securities circulation in secondary markets (if available):
None

Other essential information about issued securities:
All type B preferred shares were automatically converted in common shares. All securitites of the issue have been cancelled in connection with registration of the second issue of shares of the Issuer on 30.09.96 (Notice of Finance Department of Nizhniy Novgorod Region from 30.09.1996, № 05-14).
General information about the issue
Issuance number of shares of specified category (type): *2*
Type of security: *shares*
Security form: *registered and book-entry*
Category of shares: *common*
Type of shares: *n/a*

Face value of each security: *5*
Number of securities: *87 508 200*
Total issue: *437 541 000*

Date of state registration of issue: *30.09.1996*
Registration Number: *32-1-1375*
Registration authority: *Financial authorities*

Information about placement of issue
Placement method: *allotment among shareholders*
Placement period: **beginning:** *15.10.1996* **termination:** *15.10.1996*
Current issue status: *placement is completed*
Number actually placed securities of issue according to registered issue results: *87 508 200*

State registration of issue result report:
Registration date: *12.11.1996*
Registration authority: *Financial authorities*

Major markets, trading with the issue securities, including name of trade organizer:
Russian Trading System
Limitations for issued securities circulation in secondary markets (if available):
None

Other essential information about issued securities:
3.11.1997 – non-sponsored Level I ADRs for Common shares of the Issuer were issued. One ADR is equivalent to 2 shares. ADRs are traded in Berlin and Frankfurt Stock Exchanges. 8.51253 % of the total number of common shares of this issue are converted into ADRs by the date of report.
General information about the issue
Issuance number of shares of specified category (type): *2*
Type of security: *shares*
Security form: *registered and book-entry*
Category of shares: *preferred*
Type of shares: *A*

Face value of each security: *5*
Number of securities: *29 169 300*
Total issue: *145 846 500*

Date of state registration of issue: *30.09.1996*
Registration Number: *32-1-1375*
Registration authority: *Financial authorities*

Information about placement of issue
Placement method: *allotment among shareholders*
Placement period: beginning: *15.10.1996* termination: *15.10.1996*
Current issue status: *placement is completed*
Number actually placed of securities of issue according to registered issue results:
29 169 300

State registration of issue result report:
Registration date: *12.11.1996*
Registration authority:
Financial authorities

Major markets, trading with the issue securities, including name of trade organizer:
Russian trading system

Limitations for issued securities circulation in secondary markets (if available):
None

Other essential information about issued securities:
None
57. Information about bonds of the Issuer.
No bonds issued

D. Other information about securities of the Issuer.

58, 59, 60. Rights of holders of shares of the Issuer. Dividends for shares of the Issuer.
Category (type) of shares: *common*

Rights of the holder of shares of specified category (type):

Each common share of the Issuer gives to the shareholder, to its owner identical volume of the rights.
Shareholders - holders of ordinary shares, have the right according to the charter of the Issuer:
a) To participate in general shareholder meeting of the Issuer with a vote on all issues of his competence;
b) to reception of dividends;
c) to reception of a part of property of the Issuer in case of its liquidation;
d) to appeal in court against the decision approved by a general meeting of shareholders of the Issuer with infringement of requirements of the Charter of the Issuer, legislations and legal acts of the Russian Federation in case he did not take part in the general meeting of shareholders of the Issuer or voted against acceptance of such a decision and the specified decision breaks his rights and legitimate interests;
e) to demand from of the Issuer submission of information about his inclusion in the list of shareholders, having the right to participate in the general meeting of shareholders of the Issuer, and shareholders - holders of 10 (ten) and more % of shares of the Issuer have the right to demand the list of all persons, having the right to participate in the general meeting of shareholders of the Issuer;
f) to learn the information to be granted to shareholders of the Issuer in conformity with the Federal Law "About Joint-Stock Companies" and the Charter of the Issuer during preparation and carrying out of the Annual General Shareholder Meeting of the Issuer in the place determined by the Board of Directors of the Issuer;
g) to demand access to documents of the Issuer, listed in the Federal Law "About Joint-Stock Companies" and the Charter of the Issuer;
h) to sell the shares or to make others actions, stipulated by the current legislation of the Russian Federation, resulting in change of the holder of shares, without consent of other shareholders;
i) The shareholders (shareholder) who hold in aggregate not less than 2 (two) % of voting shares of the Issuer, not later than 45 days after the termination of fiscal year of the Issuer, have the right to make two proposals for the agenda of the Annual General Shareholder Meeting of the Issuer and to put forward candidates for the Board of Directors of the Issuer and the Audit Committee of the Issuer, the General Director of the Issuer in the order established by the Charter of the Issuer;
j) Shareholders (shareholder) who own in aggregate not less than 1 (one) percent of the placed common shares of the Issuer, have the right to appeal in court with the claim against a Member of the Board of Directors, General Director, a member of Management Board of the Issuer about the indemnification of damage caused to the issuer by their actions (inactivity) according to the current legislation;
k) To sell the shares to the issuer in the order and on the conditions established by the current legislation and the charter of the Issuer, in case of approval of the decision about purchase of the placed common shares of the Issuer by the general meeting of shareholders or the Board of directors of the Issuer;

l) To demand the repayment of all shares or a part of shares belonging to the shareholder by the Issuer in the order and the cases established by the Federal Law "About Joint-Stock Companies" and the Charter of the Issuer;

m) To demand convocation of an extraordinary meeting of shareholders of the Issuer, extraordinary check of activity of the Issuer by an audit committee of the Issuer or by an independent auditor in the order and on the conditions established by the current legislation and the Charter of the Issuer;

n) In case of placement of common shares or of securities of the Issuer, convertible in common shares, by means of an open subscription with their payment by money, the right of priority to purchase such shares or securities, convertible in common shares, in the order and on the conditions established by the current legislation and the Charter of the Issuer;

o) to other rights established by the legislation or the Charter of the Issuer for shareholders, holders of common shares of the Issuer.

Dividends for shares of the specified category (type):

Period: *1998*
Size of dividends calculated per one share (Rub.): *0.02*
Total sum of dividends calculated for shares of specified category (type) (Rub.): *1 750 164*
Total sum of dividends actually paid for shares of specified category (type) (Rub.): *1 742 098*

Period: *1999*
Size of dividends calculated per one share (Rub.): *0,14*
Total sum of dividends calculated for shares of specified category (type) (Rub.): *12 274 000*
Total sum of dividends actually paid for shares of specified category (type) (Rub.): *12 024 276*

Period: *2000*
Size of dividends calculated per one share (Rub.): *0.27*
Total sum of dividends calculated for shares of specified category (type) (Rub.): *23 626 705*
Total sum of dividends actually paid for shares of specified category (type) (Rub.): *23 151 264*

Size of dividends calculated per shares of specified category (type), before the term of their repayment (Rub.): *0*

Category (type) of shares: *preferred, type A*
Rights of the holder of shares of specified category (type):
Each preferred Type "A" share gives to the shareholder, to its holder an identical volume of rights. Shareholders, holders of preferred Type "A" shares have the right according to the Charter of the Issuer:

a) to receive an annual fixed dividend in sizes and in the order established by the Charter of the Issuer;

b) to participate in General Meeting of Shareholders of the Issuer with a vote on issues of acceptance of changes or additions to the Charter of the Issuer, of preferred Type "A" shares which limit rights of shareholders, holders of preferred Type "A" shares or reorganization or liquidations of the Issuer;

c) To participate in the General Meeting of Shareholders of the Issuer with a vote on all issues of his competence and to have other rights, given to holders of voting shares of the Issuer, since the meeting following the annual general meeting of shareholders of the Issuer on which the decision was not approved about payment of dividends or the decision was approved about incomplete payment of dividends for preferred type A shares provided that such right stops from the moment of payment of dividends for the specified shares in the full size;

d) to receive a part of the Issuer's property in case of its liquidation;
e) to demand access to documents of the Issuer "Об акционерных обществах" which are listed in the Federal Law "About Joint-Stock Companies" and the Charter of the Issuer;
f) to sell the shares or to make others actions, stipulated by the current legislation of the Russian Federation resulting in change of the holder of shares, without consent of other shareholders;
g) to sell the shares to the Issuer in the order and on conditions, established by the current Legislation and the Charter of the Issuer, in case of approval of the decision about acquisition of placed preferred type A shares by the General Meeting of Shareholders or by the Board of Directors of the Issuer.

Dividends for shares of specified category (type):

Period: *1998*
Size of dividends calculated per one share (Rub.): *0.08*
Total sum of dividends calculated for shares of specified category (type) (Rub.): *2 369 000*
Total sum of dividends actually paid for shares of specified category (type) (Rub.): *2 312 021*

Period: *1999*
Size of dividends calculated per one share (Rub.): *0.60*
Total sum of dividends calculated for shares of specified category (type) (Rub.): *17 535 000*
Total sum of dividends actually paid for shares of specified category (type) (Rub.): *16 511 814*

Period: *2000*
Size of dividends calculated per one share (Rub.): *1.04*
Total sum of dividends calculated for shares of specified category (type) (Rub.): *30 302 509*
Total sum of dividends actually paid for shares of specified category (type) (Rub.): *28 831 064*

Size of dividends calculated per shares for shares of specified category (type), the term of payment for which did not started yet (Rub.): *0*
61. Restrictions of circulation of securities.
See items 56 and 57
62. Other essential information about securities of the Issuer.
From March 12, 2002, the registered common shares and the registered preferred shares of the Issuer are included in Quotation List of Level 2 of RTS Exchange in conformity with Rules of circulation admission and listing.

Appendix to items 45 – 46.

Accounting Statements of 1999

OPEN JOINT-STOCK COMPANY
«NIZHEGORODSVYAZINFORM»

ORDER

January 11, 1999 № 3/1

«ABOUT THE APPROVAL OF THE REGISTRATION POLICY»

In conformity with the requirement of RF Federal law "About book keeping" № 129-RF SEF of 21.11. 1996 and Regulations on conducting book keeping and the accounting reporting of RF Ministry of Finance authorized by the order № 34n of 29.07. 1998

I ORDER

1. **To implement since January 1, 1999 the principles and rules regulating methodical and organizational bases of conducting of book keeping of the enterprise in conditions of the current normative base.**

2. **To implement since January 1, 1999 the Work Plan of accounts of book keeping financial economic activities.**

3. **Workers of accounts department are to ensure the strict execution of the given order.**

4. **The registration policy of the enterprise valid till January 1, 1999 is to be recognized invalid.**

5. The control of execution of the present order is assigned to the Chief Accountant Kireyeva A.M.

General Director V. F. Lyulin (Signature)

Auditor's Statement
OJSC «Nizhegorodsvyazinform»

1. **The "Yumita" Audit Company is registered on 12.05.93.**

Location: Nizhniy Novgorod, Gruzinskaya str., 28, Phone 30-13-07.

Auditor's License № 002194 is issued on the basis of the order of the Ministry of Finance of the Russian Federation of 22. 09. 99 № 243.

On the basis of the auditor service agreement the auditors have audited the accounting reporting of OJSC «Nizhegorodsvyazinform» in 1999.

The statements were prepared by the Accounts Department of OJSC «Nizhegorodsvyazinform», according to:

- the Russian Federation Regulations for keeping of accounts and records authorized by the Russian Federation Finance Ministry Order № 34n of July 29, 1998,

- Accounting Regulation «Organization's Accounting Policy» PBU 1/98, confirmed by the Russian Federation Finance Ministry Order № 60n of December 9, 1998,

- Accounting Regulation «Inventory Accounting» PBU 5/98, confirmed by the Russian Federation Finance Ministry Order № 25n of June 15, 1998,

- Accounting Regulation «Events after Rerport Date» PBU 7/98, confirmed by the Russian Federation Finance Ministry Order № 56n of November 25, 1998,

- Accounting Regulation «Provisional Facts of Economic Activities» PBU 8/98, confirmed by the Russian Federation Finance Ministry Order № 57n of November 25, 1998.

2. OJSC «Nizhegorodsvyazinform» is responsible for the preparation of the financial statements. It is our responsibility to form an indipendent opinion about the consistancy of these statements in all relevant aspects, based on our audit, and to report our opinion to you.

The audit has been conducted on the basis of the Provisional Rules for Auditing in the RF, authorized by RF President's Decree № 2263 of December 22, 1993.

We planned and performed our audit so as to obtain sufficient evidence in order to give reasonable assurance that the financial statements are free from material misstatements.

The following documents were examined: Bank and cash accounts, advance payment reports of accountable reporters, the General Ledger, ledger type journal, synthetic and analytical books, Quaterly and Annual Statements, including Balance Sheet and payments to the budget in 1999.

The audit has stated: the Company's record keeping is in full compliance with the Chart of Accounts, the balance sheets are compiled on the basis of balance on the ledger accounts; the expenditures, such as product and service costs are proved by relevant documents; income statement data are in full compliance with the Ledger data, order journal data and the 1999 balance sheet.

In our opinion, the audit we have conducted gives sufficient evidence of the overall adequacy of information contained in the financial statements.

Upon the audit, we have recommended the following measures to OJSC «Nizhegorodsvyazinform»:

- to make amendments in the accounting records as advised by the auditor's report;

to organize detailed studies of the normative documents concerning accounting and book-keeping and tax legislation of the RF.

"Yumita" Auditors' Company
Director
T.S.Katayeva (Signature) Seal

BALANCE SHEET

		Codes
	Form № 1 OKUD	0710001
1999	Date (year, month, number)	
Organization: Open joint-stock company " Svyazinfrom " of the Nizhniy Novgorod Region	OKPO	01142788
Branch (kind of activity): Telecommunication	OKONH	52300
Organization legal form: Open joint-stock company	KOPF	0
Management body of the state property: Open joint-stock company	OKPO	0
Unit of measurements: one thousand Rubles	SOEI	
	Control sum	

ASSETS	Code	Beginning of year	End of year
1	2	3	4
I NON-CURRENT ASSETS			
Intangible assets (04,05)	110	765	989
including:			
administrative cost	111		
Patents, licenses, trade marks (service marks), Others similar with listed the right and actives	112	425	625
Fixed assets (01,02,03)	120	1059987	1181370
including:			
Land areas and objects of land management	121	30	82
Buildings, constructions, machines and equipment	122	1034401	1157725
Uncompleted construction (07,08,61)	130	159798	156853
Long-term financial investments (06,82)	140	25105	25577
including:			
Investments into affiliated societies	141		
Investments into dependent societies	142		
Investments into other organizations	143	25105	25577
loans given to the organizations for the term of more than 12 months	144		
other long-term financial investments	145		
Other non-current assets	150		
Section I Total	190	1245655	1364789
II CURRENT ASSETS			
Stocks	210	56684	71825
including: raw material, materials and other similar values (10,15,16)	211	35280	51458
rearers and fatteners(11)	212		
unvaluable and quickwearing objects(12,13,16)	213	11547	10140
expenses in a work in progress (distribution costs)			
(20,21,23,29,30,36,44)	214	73	143
finished goods and the goods for resale (40,41)	215	8521	8076
goods shipped (45)	216	495	790
expenses of future periods (31)	217	768	1218
other stocks and expenses	218		
VAT for acquired values (19)	220	20634	11554
Accounts receivable (payments on which are expected more than in 12 months after accounting date)	230		
including: buyers and customers (62,76,82)	231		
bills receivable (62)	232		
debts of affiliated and dependent societies (78)	233		

advance payments given (61)	234		
other debtors	235		
Accounts receivable (payments on which are expected within 12 months after accounting date)	240	289335	322441
including:			
buyers and customers(62,76,82)	241	232013	268340
bills receivable(62)	242	84	80
debts of affiliated and dependent societies(78)	243		
debts of participants (founders) on payments in charter capital (75)	244		
advance payments given (61)	245	111	3001
other debtors	246	57127	51020
Short-term financial investments (56,58,82)	250	208	274
including			
investments into dependent societies	251		
own shares redeemed from stocholders	252	208	208
other short-term financial investments	253		66
Money resources	260	14002	14953
including:			
cash department (50)	261	655	1243
settlement accounts (51)	262	6040	9097
forex accounts (52)	263		
other money resources (55,56,57)	264	7307	4613
Other current assets	270	229	233
Section II Total	290	381092	421280
III LOSSES			
Uncovered losses of prior years (88)	310		
Uncovered loss of fiscal year	320		
Expenses made in 1999 not covered by sources of support	321		19392
Section III Total	390		19392
BALANCE (sum of lines 190+290+390)	399	1626747	1805461

LIABILITIES	Code	Beginning of year	End of year
1	2	3	4
IV CAPITAL AND RESERVES			
Charter capital (85)	410	583388	583388
Additional capital (87)	420	231009	433611
Reserve capital (86)	430	33410	34535
including:			
reserve funds formed in conformity with the legislation	431	33410	34535
reserves formed according to constituent documents	432		
Accumulation fund (88)	440	189664	
Social security fund (88)	450	34669	34669
Target financing and receipts (96)	460	5	5
Undistributed profit of prior years (88)	470	22495	
Undistributed profit of fiscal year	480		177149
Section V Total	490	1094640	1263357
V LONG-TERM LIABILITIES			
Borrowed funds(92,95)	510		
including:			
credits of banks subject to repayment more than in 12 months after accounting	511		

date			
other loans subject to repayment more than in 12 months after accounting date	512		57970
Other long-term liabilities (under contracts)	520	263296	273409
Section V Total	590	263296	331379
VI SHORT-TERM LIABILITIES			
Borrowed funds (90,94)	610	58235	
including: bank loans	611		
other loans	612	58235	
Accounts payable	620	184780	192405
including: suppliers and contractors (60,76)	621	67529	71188
bills payable (60)	622		
debts to affiliated and dependent societies (78)	623		
payroll payment (70)	624	5910	4116
social insurance and maintenance (69)	625	6817	5441
debts to the budget (68)	626	22460	33773
advance payments received (64)	627	15281	14055
other creditors	628	66783	63832
Dividend payments (75)	630	13183	7098
Incomes of the future periods (83)	640	5	6
Consumption funds (88)	650	5387	
Reserves for forthcoming expenses and payments (89)	660	7221	11216
Other short-term liabilities	670		
Section VI Total	690	268811	210725
BALANCE (the sum строк 490+590+690)	699	1626747	1805461

PROFIT AND LOSS STATEMENT

		Codes
	Form № 2 OKUD	0710001
1999	Date (year, month, number)	
Organization: Open joint-stock company " Svyazinfrom " of the Nizhniy Novgorod Region	OKPO	01142788
Branch (kind of activity): Telecommunication	OKONH	52300
Organization legal form: Open joint-stock company	KOPF	0
Management body of the state property: Open joint-stock company	OKPO	0
Unit of measurements: one thousand Rubles	SOEI	
	Control sum	

item	code	Report period	similar period of the prior year
1	2	3	4
Proceeds (net) from realization of goods, production, works, services (minus VAT, excises and similar obligatory payments)	010	1036369	765765
Cost price of realization of goods, production, works, services	020	685065	555735
Selling expenses	030		
Administrative expenses	040		
Profit (loss) of realization (line (010-020-030-040))	050	351304	210030
Interest receivable	060	329	4671
Interest due	070		
Incomes of participation in other organizations	080	2581	203
Other operational incomes	090	29486	23560
Other operational expenses	100	149983	214105

Profit (loss) of financial and economic activity (lines(050+060-070+080+090-100))	110	233717	24359
Other non-operating gains	120	6495	8687
Other non-sales expenses	130	24054	1774
Profit (loss) of the accounting period(lines (110+120-130))	140	216158	31272
profit tax	150	33228	6432
Assigned funds	160	5781	3472
Undistributed profit (loss) of accounting period (a line(140-150-160))	170	177149	21368
Undistributed profit of fiscal year	173		

THE REPORT ON MOVEMENT OF THE CAPITAL

		Codes
	Form № 3 OKUD	0710001
1999	Date (year, month, day)	
Organization: Open joint-stock company " Svyazinfrom " of the Nizhniy Novgorod Region	OKPO	01142788
Branch (kind of activity): Telecommunication	OKONH	52300
Organization legal form: Open joint-stock company	KOPF	0
Management body of state property: Open joint-stock company	OKPO	0
Unit of measurements: one thousand Rubles.	SOEI	
	Контрольная сумма	

Item	Code	Year beginning balance	Arrived in accounting year	Consumed in accounting year	Year end balance
1	2	3	4	5	6
I OWN CAPITAL					
Charter (share) capital	010	583388			583388
Additional capital	020	231009	203713	1111	433611
from line 20 including: Property value gain after reassessment	021	148736			148736
Reserve fund	030	33410	1125		34535
	040				
Undistributed profit of prior years	050	22495		22495	
Accumulation funds - total	060	189664		189664	
assigned to AF	061				
by way of redistribution	062				
Social security funds	070	34669			34669
Target financing and receipts from the budget	090	-224	13953	13957	-228
Target financing and receipts from branch and interbranch extrabudgetary funds - total	100				
funds for individual share in construction (account .96)	101				
other (account 96)	102				
Section I Total	130	1094411	218791	227227	1085975
II OTHER FUNDS AND RESERVES					
Consumption funds total	140	5387	7769	13156	
material aid and compensations	141				
other payments	142	5387	7769	13156	
Reserves of forthcoming expenses and payments total	150	7221	19566	15571	11216

reserve for forthcoming payment of annual leave	151				
reserve for repair of fixed assets	152				
reserves for insurance payments	153	67		67	
reserve for payment of annual bonus (89/2)	154	7154	19566	15504	11216
reserve fund within the limits of 1 % from sales (89/1)	155				
	156				
Estimated reserves total	160				
estimated reserve for doubtful duties	161				
estimated reserve for support of investments in securities	162				
	163				
	164				
	170				
Section II Total	180	12608	27335	28727	11216

REFERENCES

Item	Code	Year beginning balance	Year end balance
1	2	3	4
1) Net assets	185	1079185	1232204
		From the budget	From branch and interbranch funds
		3	4
2) Received for:			
financing of capital investments (commodity loan, from administration)	191	9898	
financing of research works	192		
indemnification	193		
social development (regressive)	194		
the other purposes (Heroes of Soviet Union, the grant to children, агтвы of department II)	195	4055	

THE REPORT ON MOVEMENT OF MONEY RESOURCES

	Codes
Form № 4 OKUD	0710001
Date (year, month, day)	
OKPO	01142788
OKONH	52300
KOPF	0
OKPO	0
SOEI	
Control sum	

1999

Organization: Open joint-stock company " Svyazinfrom " of the Nizhniy Novgorod Region

Branch (kind of activity): Telecommunication

Organizational - legal form: Open joint-stock company

Management body of the state property: Open joint-stock company

Unit of measurements: one thousand Rubles.

Item	Code	Sum	including			Reference to clearings
			current activity	Investment activity	financial activity	
1	2	3	4	5	6	7
1. Balance of money resources by the beginning of year	010	14002	X	X	X	X
2 Money resources arrived - total	020	1056701	1052304	4397		767751
including:						
proceeds from realization of goods, production, works and services	030	752291	752291	X	X	766465

proceeds from realization of fixed assets and other property	040	553	553			4
advance payments received from buyers (customers)	050			X	X	
budgetary assignments and other target financing	060	2326	345	1981		91
Free	070					
credits, loans	080					
dividends, interests on financial investments	090	2416	X	2416		164
other receipts	110	299115	299115			95
money resources assigned - total	120	1055750	631031	170496	2700	540335
including:						
payment for goods, payment of works, services	130	522352	406097	116255		165627
payroll	140	178605	X	X	X	1237
deductions for social needs (69)	150	72918	X	X	X	4162
delivery of accountable sums	160	11932	11932			
delivery of advance payments	170					
payment of individual share in construction	180		X		X	
payment of machines, equipment and transport	190	43815	X	43815	X	9804
financial investments	200	288		288		12408
payment of dividends, interests	210	10138	X	10138		
settlements of budgetary payments (68)	220	181275	181275	X		29382
payment of interest under loans received	230	9860	9860			
other payments, transfers, etc.	250	24567	21867		2700	328550
4. Balance of money resources ин the end of accounting period	260	14953	X	X	X	X

For reference:		
From line 020 arrived by cash settlements (except for the data of line 100) - total	270	507100
including by settlements:		
with legal persons	280	86908
with physical persons	290	420192
incl. with application:		
cash registers	291	308191
registered high-security forms	292	112001
5. Available money resources:		
arrived from bank to cash department of the organization	295	33912
transferred to bank from cash department of the organization	296	335622

SUPPLEMENT TO ACCOUNTING BALANCE

	Codes
Form № 5 OKUD	0710001
Date (year, month, day)	
OKPO	01142788
OKONH	52300
KOPF	0
OKPO	0
SOEI	
Control sum	

1999

Organization: Open joint-stock company " Svyazinfrom " of the Nizhniy Novgorod Region

Branch (kind of activity): Telecommunication

Organization legal form: Open joint-stock company

Management body of the state property: Open joint-stock company

Unit of measurements: one thousand Rubles.

1. BORROWED FUNDS FLOW

Item	Code	Year	received	extinguished	Year end

		beginning balance			balance
1	2	3	4	5	6
Long-term bank loans	110				
including not extinguished in time	111				
Other long-term loans	120		57970		57970
including not extinguished in time	121				
Short-term bank loans	130				
including not extinguished in time	131				
Bank loans for workers	140				
including not extinguished in time	141				
Other short-term loans	150	58235		58235	
including not extinguished in time	151				

2. . RECEIVABLES AND PAYABLES

Item	Code	Year beginning balance	received	extinguished	Year end balance
1	2	3	4	5	6
Accounts receivable: short-term	210	289830	2201125	2167724	323231
including delayed	211	201305	1257781	1239157	219929
incl. over 3 months	212	162838	878196	874704	166330
long-term	220				
including delayed	221				
incl. over 3 months	222				
from line 220 debts, payments on which are expected later than in 12 months after accounting date	223				
Accounts payable: short-term	230	184780	1687074	1679449	192405
including delayed	231	63551	825748	810635	78664
incl. over 3 months	232	39911	634446	616221	58136
long-term	240	263296	132404	122291	273409
including delayed	241				
incl. over 3 months	242				
from line 240 debts, payments on which are expected later than in 12 months after accounting date	243				
Security: received	250				
including from the third party	251				
Given	260				
including to the third party	261				

Information to Section 2

Item	Code	Year beginning balance	received	extinguished	Year end balance
1	2	3	4	5	6
1) Movement of bills Bills issued	262		10	10	
including expired	263				

bills received	264	84	4076	4080	80
including expired	265				
2) Accounts receivable on production delivered (works, services) with actual cost prices (account 45)	266	495	12141	11846	790

		report year	prior year
		3	4
3) The accounts receivable written off by financial results	267	16164	1135
including after the deadline	268	441	314

4) The list of organizations - debtors having the greatest debts

The name of organization	Code	Year end balance	
		total	incl. over 3 months
1	2	3	4
Public health services, educational and other organizations financed from the budget	270	31923	26647
Agricultural and agroindustrial	271	16846	14292
Bodies of the Ministry of Internal Affairs, the Department of Internal Affairs, FSB, OMON, security services	272	37263	27947
Physical persons	273	53461	7147
Administration	274	11013	7488
The center of the governmental communication of Federal agency for government communication and information	275	1481	78
Businesses (factories, works, etc.)	276	99136	53670
Power complex	277	2557	919
Establishments of Ministry of Defence	278	7432	5574
Broadcasting companies	279	216	98

3. AMORTIZATION PROPERTY

Item	Code	Year beginning balance	arrived (commissioned)	retired	Year end balance
1	2	3	4	5	6
I Intangible assets Rights to objects of intellectual (industrial) property	310	1190	641	455	1376
including rights arising from copyright and other contracts on products of science, literature, art and objects of adjacent rights, software, database and other	311	1166	631	455	1342
from patents for inventions, industrial samples, collection achievements, from certificates of useful models, trade marks and service marks or license contracts on their use	312	24	10		34
from "know-how" rights	313				
Rights on using single natural objects	320	1			1
Organizational expenses	330				

Business reputation of the organization	340				
Other	349	339	180	157	362
Total (sum of lines 310+320+330+340+349)	350	1530	821	612	1739
II Fixed assets ground areas and objects of land management	360	30	52		82
1. Buildings	361	295609	18205	31463	282351
2. Constructions	362	101368	13237	1005	113600
4. Machines and equipment	363	1326361	240676	49791	1517246
5. Vehicles	364	34840	3678	1554	36964
6-7. Instruments, industrial and economic stock	365	4528	537	85	4980
8. cattle	366				
Productive cattle	367				
9. Plantations	368				
10-11. Other kinds of fixed assets	369	1108	59	24	1143
Total (the sum of lines 360-369 and 0031)	370	1763844	276444	83922	1956366
from line 370 including: industrial	371	1717574	275017	53293	1939298
non-productive	372	46270	1427	30629	17068
III Unvaluable and quickwearing objects - total	380	32659	34235	25375	41519
including :					
in warehouse	381	8685	18037	19311	7411
in operation	382	23974	16198	6064	34108

Information to Section 3

Item	Code	Year beginning balance	Year end balance
1	2	3	4
from line 371, item 3 and 6: granted to rent - total	385	25	1140
including: buildings	386	10	401
constructions	387		
transport	388	15	
other	389		739
transferred to preservation	390	233	233
Depreciation of depreciable property: intangible assets	391	765	750
fixed assets - total (line 393+ line 0194+ line 394+ line 395)	392	703857	774996
including: buildings and constructions (line.0191+ line.0193)	393	78608	92359
machines, the equipment, vehicles	394	623422	680437
other (line 0201+ line 0202)	395	1827	2200
unvaluable and quickwearing objects	396	21112	31379
For reference Result on indexation in connection with reassessment of fixed assets:			
initial (regenerative) cost	397	-75978	
depreciation	398	-38248	
pledged property	400		

4. MOVEMENT OF FUNDS FOR FINANCING OF LONG-TERM INVESTMENTS AND FINANCIAL INVESTMENTS.

Item	Code	Year beginning balance	Calculated formed	consumed	Year end balance
1	2	3	4	5	6
Own assets of the organization - total	**410**	**1694**	**113481**	**115175**	
including:					
(depreciation) amortization of fixed assets	**411**		**113229**	**113229**	
amortization of intangible assets	**412**		**252**	**252**	
profit at disposal of the organizations (accumulation fund)	**413**				
other	**414**	**1694**		**1694**	
Borrowed funds - total	**420**		**48757**	**48757**	
including:					
bank loans	**421**				
borrowed funds of other organizations	**422**				
share participation in construction	**423**				
from the budget	**424**		**9898**	**9898**	
from extrabudgetary funds	**425**				
other	**426**		**38859**	**38859**	
own and borrowed funds Total (410+420)	**430**	**1694**	**162238**	**163932**	
For reference					
uncompleted construction (only 08)	**440**	**159798**	**270225**	**273170**	**156853**
Investments into affiliated societies	**450**				
Investments into dependent societies	**460**				

5. FINANCIAL INVESTMENTS

Item	Code	Long-term		Short-term	
		by the beginning of year	by the end of year	by the end of year	by the end of year
1	2	3	4	5	6
Equity stakes and shares of other organizations	**510**	**25105**	**25577**		
Bonds and other liabilities	**520**				
loans granted	**530**				
Other	**540**				**66**
For reference **At market cost of the bond and other securities**	**550**				

6. . EXPENSES MADE BY THE ORGANIZATION

Item	**Code**	**Report year**	**Prior year**
1	2	3	4
Material inputs	**610**	**64719**	**63707**
Labor costs	**620**	**173291**	**164300**
Deductions on social needs	**630**	**66794**	**63283**
Amortization of fixed assets	**640**	**113188**	**99068**
Other expenses	**650**	**244601**	**163326**
Expenditures total	**660**	**662593**	**553684**

From total sum of expenses related еш non-productive accounts	661		

7. EXPLANATION OF SINGLE PROFITS AND LOSSES

Item	Code	report year		prior year	
		Profit	Loss	Profit	Loss
1	2	3	4	5	6
Penalties, fines and penalties recognized or on which decisions of court (arbitration court) on their collecting are received	710	857	176		86
Profit (loss) of the past years	720	1352	2219	2992	265
The indemnification of losses, caused by default or inadequate execution of obligations	730	12	9		
Exchange differences on forex operations	740	12319	93992	12680	179862
Taxes on the account of financial results	750		35578		29957
sum difference	760		5201	590	38
Losses from realization of fixed assets	770	244	11678	93	1316

8. SOCIAL PARAMETERS

Item	Code	Amount due according to calculation	Spent	Transferred to funds
1	2	3	4	5
Deductions on social needs:				
to Social insurance fund	810	11507	5863	11317
to Pension fund	820	58935		60784
to Employment Fund	830	3668		3455
on medical insurance	840	7218		7558
Average number of workers	850	9328		
Monetary payments and encouragements not connected to production, performance of works, rendering of services	860	7433		
Incomes from shares and contributions to property of the organization (dividends)	870	1287		

9. INFORMATION ON PRESENCE OF THE VALUES TAKEN INTO ACCOUNT ON OFF-BALANCE-SHEET ACCOUNTS

The name of an off-balance-sheet account	Code	By year beginning	By year end
1	2	3	4
rented fixed assets (001)	910	5494	5494
including on leasing	911	2578	2578
commodity and material assets accepted for trust custody (002)	920	44	238
goods accepted on the commission (004)	930		
debts of insolvent debtors written off as a loss (007)	940	12896	28449
Housing stock depreciation (014)	950	547	481
Depreciation of objects of external land improvement and other similar objects (015)	960		
Registered high-security forms, magnetic cards, tokens (006)	970	3617	4929

equipment received under contract and not owned by the organization	980		
equipment under leasing contract	991		

2000 Statement

PUBLIC JOINT-STOCK COMPANY
«NIZHEGORODSVYAZINFORM»

ORDER

ON ACCOUNTING POLICIES OF THE ENTERPRISE FOR 2000

January 12 № 3/1

On the basis and according to the Federal law of 21.11.1996. № 129-RF SEF Rules of accounting and financial reporting in the RF (Order of the RF Ministry of Finance № 34-n), Rules of accounting and financial reporting «Accounting policies of the enterprise»
PBU 1/98, by Order of the RF Ministry of Finance № 60-n of 09.12.1998

I herewith order:

1. To accept the following accounting policies for 2000:
1) As of January 1, 2000 there are no fixed assets under swap contract.
2) The fixed assets value as of 01.01.2000 can be changed
as resul oft:
a) reassessment,
б) reconstruction,
в) modernization.
3) Useful life of fixed assets is determined in compliance with the norms established by RF legislation.
4) The fixed assets acquired under the contract of donation shall not be amortized.
5) Unused industrial fixed assets are leased.
6) Income of rent is operational income.
7) Improvement of the rented property is carried out according to treaty provisions.
8) Amortization of fixed assets is charged by linear way according to norms established by Order of Council of Ministers of the USSR of 22.10.1990 № 1072 with
application of the accelerated method.
9) Expenses fort repair of fixed assets are included in the cost price of production on the specific stage of repair.
10) there are intangible assets on balance of the joint-stock company and its branches on 01.01.2000 (as in accounting cards)
11) Amortization is calculated from the useful life.
12) A valuation method of material and industrial stocks used is the valuation of the cost of every unit.
13) Material and industrial stocks can be given as a pledge.
14) The goods are taken into account at purchase cost.
15) The difference between the actual cost price and probable realization of goods (jobs, services) are referred to financial results.
16) Transport charges on delivery of goods over the contractual price of delivery are taken into account as part of actual expenses for purchase.
17) The account of receipt of material and industrial stocks is conducted using accounts 10,12, 41.
18) The limit of cost of unvaluable and quickwearing objects and fixed assets is established in the size determined PBU 6/97.
19) Amortization of unvaluable and quickwearing objects is charged by percentage (under the rate of 100 %).

20) Unvaluable and quickwearing objects which will not be amortized on 01.01.2000, none.
21) The work in progress is estimated by a method of inventory of actual industrial expenses.
22) At release of finished goods the account is carried out on account 40 "Finished goods" under the actual cost price.
23) The reserve on doubtful debts is created.
24) Interest on extra means for purchase of material - industrial stocks are taken into account as part of actual expenses for purchase.
25) Reserves of future expenses and payments are not created.
26) The account of exchange rate differences is carried out on the account of financial results.
27) The fund method of the account of use of the profit is applied.
28) On 01.01.2000 there is unused balance on account 31 « Expenses of the future periods » in sum of 1218 thousand Rub. The deadline of write-off is 2000.
29) Reassessment of debt securities is not made.
31) The reserve for depreciation of investments in shares is not made
32) With a view of taxation, the method of definition of proceeds « on payment » is applied.
33) Adjustment of proceeds and cost price is made for the purposes of taxation according to share of paid production.
34) To provide separate accounting of expenses for manufacture and realization on the following kinds of activity;
1. Basic industrial,
2. Intermediary,
3. Trading,
4. Building,
5. other.
35) The right to sign invoices is given to officials.
36) Periodicity and the due procedure of distribution of dividends is defined by the general meeting of stockholders.
37) Expenses of the accounting Period are subdivided in direct and indirect expenses with inclusion of the last in the actual cost price for definition of the full actual cost price.
41) Commercial and administrative expenses are acknowledged as expenses of that accounting period in which they have arisen.
40) The goods transferred by an other enterprise for realization on commission and other similar principles the account are taken into account on account 45 « Goods shipped ». Expenses under account 45 are acknowledged in process of realization of repayment of debts, i.e. when paid.
42) Essential ways of conducting book keeping are subject to disclosing in the explanatory note included in the accounting reporting of the enterprise for the Fiscal year. Changes in the accounting policies, essentially influencing on a rating and decision-making of users of the accounting reporting in accounting year or in the Periods following the accounting period, and also the reasons of these changes and the assessment of their consequences in cost expression is subject to separate disclosing in the accounting reporting.
II. The chief accountant of OJSC Kireyeva A.M.
1) To separate the accounts department, as a structural division.
2) To organize the job of the accounts department by a linear - staff principle.
3) To allocate the new created Branches for separate balance.
4) To establish terms of presentation of intermediate reporting by structural divisions up to the 20th day of the month following the accounting month.
5) To use the Working plan of accounts for reflection of economic operations (Application 1).
6) To apply typical forms of primary accounting documentation for the accounts of:
a) Fixed assets
б) Intangible assets
в) industrial stocks
7) To perform inventory according to requirements of Regulations about book keeping and reporting and corresponding statutory acts.
8) To develop the schedule of document circulation.
9) To use the Table of elements of accounting policies as guide-lines for the application of the order.

III. Control of execution of the order is assigned to the chief accountant of OJSC, Kireyeva A.M.
General Director
OJSC «Nizhegorodsvyazinform» V.F. Lyulin
(Signature)

THE AUDITOR STATEMENT

To stockholders of OJSC "Nizhegorodsvyazinform" about accounting reporting OJSC "Nizhegorodsvyazinform" for 2000
OJSC "Nizhegorodsvyazinform" is registered by Nizhniy Novgorod registration chamber of Administration of Nizhniy Novgorod, the state registration certificate № 8846 of 20.10.1999.
Location of OJSC "Nizhegorodsvyazinform": 603000, Nizhniy Novgorod, M.Gorky sq., Post House.
We carried out the audit of the attached accounting and reporting statements of OJSC "Nizhegorodsvyazinform" for 2000. The reporting is prepared by an executive agency of OJSC "Nizhegorodsvyazinform" on the basis of « Statutes on conducting book keeping and accounting reporting in RF », authorized by order RFFM from 29.07.1998 № 34n (with amendments of 23.08.2000).
The responsible authority for preparation of the above reporting statement is the executive body of OJSC "Nizhegorodsvyazinform". Our duty consists in expressing an opinion concerning reliability in all essential aspects of the mentioned reporting on the basis of the audit.
We performed the audit according to «Provisional rules of auditor activity in RF », authorized by the Decree of RF President dated 22.12.93 № 2263. The Audit was planned and performed so that to obtain sufficient confidence that accounting reports do not contain essential distortions of facts. The Audit included a check on the basis of primary documents samples, the numerical data and the explanations contained in the accounting reports. We believe, that the audit gives a sufficient reason to express an opinion concerning reliability of the specified statement.
In our opinion, the accounting statement attached to the present Conclusion, in view of the adjustment made according to results of auditor inspection, is authentic, i.e. is prepared so that to provide in all essential aspects reflection of assets and liabilities of OJSC "Nizhegorodsvyazinform" as of January 01, 2001 and financial results of 2000 proceeding from « Statutes on book keeping and accounting reporting in RF », RF Ministry of Finance authorized by the order dated 29.07.1998 № 34n.

Director
000 «Auditor Company «Astreya» Signature N.V. Zyryanova
The auditor heading the verification Signature S.S. Sorokina
Certificate of competence № 003113
issued MF of RF 24.01.1995

BALANCE SHEET

		Codes		
	Form № 1 OKUD	0710001		
2000	Date (year, month, day)	2001	03	30
The organization: Open joint-stock company " Svyazinfrom " of the Nizhniy Novgorod Region	OKPO	01142788		
Identification number of the tax payer 5260901817	INN	5260901817		
Branch (kind of activity): Telecommunication	OKDP	52300		
Organization legal form: Open joint-stock company	OKOPF/OKFS	47	16	
Unit of measurements: one thousand rubles.	OKEI	384		

The address: Nizhniy Novgorod, Gorky square, Post House

АКТИВ	Code line	By the beginning of the accounting period	By the end of the accounting period
1	2	3	4
1. INTANGIBLE ASSETS **Intangible assets (04,05)**	**110**	989	1501
including:			

patents, licenses, trade marks (service marks), others similar with listed the right and actives	111	625	1074
organizational expenses	112	-	-
business reputation of the organization	113	-	-
Fixed assets (01,02,03)	120	1181370	1330302
including: ground areas and objects of wildlife management	121	82	86
buildings, machines and equipment	122	1074301	1265925
The uncompleted construction (07,08,16,61)	130	156853	139611
Profitable investments in material assets (03)	135	-	-
including: property for leasing	136	-	-
property given under contract of hire	137	-	-
Long-term financial investments (06,82)	140	25577	26103
including: investments into affiliated societies	141	-	-
investments into dependent societies	142	-	-
investments into other organizations	143	25577	25603
loans given to the organizations for the term of more than 12 months	144	-	500
other long-term financial investments	145	-	-
Other non-current assets	150	-	-
Section I Total	190	1364789	1497517
II CURRENT ASSETS Stocks	210	71825	88677
including: raw material, materials and other similar values (10,12,13,16)	211	61598	66909
rearers and fatteners (11)	212	-	-
expenses in a work in progress (distribution costs) (20,21,23,29,30,36,44)	213	143	26
finished goods and goods for resale (16,40,41)	214	8076	15165
goods shipped (45)	215	790	1676
expenses of future periods (31)	216	1218	4901
other stocks and expenses	217	-	-
VAT on values acquired (19)	220	11554	11102
Accounts receivable (payments on which are expected in more than 12 months after accounting date)	230	-	-
including: buyers and customers (62,76,82)	231	-	-
bills receivable (62)	232	-	-
debts of affiliated and dependent societies (78)	233	-	-
advance payments given (61)	234	-	-
other debtors	235	-	-
Accounts receivable (payments on which are expected within 12 months after accounting date)	240	322441	363179
including: buyers and customers (62,76,82)	241	268340	274585
bills receivable (62)	242	80	194
debts of affiliated and dependent societies (78)	243	-	-
debts of participants (founders) on payments in charter capital (75)	244	-	-
advance payments given (61)	245	3001	12884
other debtors	246	51020	75516
Short-term financial investments (56,58,82)	250	274	169
including: loans given to the organizations for the term of less than 12 months	251	-	-
own shares redeemed from shareholders	252	208	169
other short-term financial investments	253	66	
Money resources	260	14953	19441
including: cash (50)	261	1243	1577
settlement accounts (51)	262	9097	16447
forex accounts (52)	263	-	-
other money resources (55,56,57)	264	4613	1417
Other current assets	270	233	
The expenses not financed from the budget	271	-	-
Section II Total	290	421280	482568
BALANCE (the sum of lines 190+290)	300	1786069	1980085

LIABILITIES	Code of line	By beginning of the accounting period	By end of the accounting period
1	2	3	4
III CAPITAL AND RESERVES Charter capital (85)	410	583388	583388
additional capital (87)	420	433611	509334
reserve capital (86)	430	34535	43682
including: reserve funds, formed in conformity with the legislation	431	34535	43682
the reserves formed in conformity with constituent documents	432	-	-
Social security fund (88)	440	34669	34669
Target financing and receipts (96)	450		
undistributed profit of prior years (88)	460	177149	
uncovered loss of prior years (88)	465		-
expenses of prior years not covered by financing	466	(19392)	
Undistributed profit of report year (88)	470	-	302330
uncovered loss of report year (88)	475	-	
expenses of the accounting period not covered by financing	476		
Section III Total	490	1243960	1473403
IV LONG-TERM OBLIGATIONS Loans and credits (92,95)	510	57970	56970
including: bank loans subject to repayment in more than 12 months after accounting date	511	-	-
loans subject to repayment in more than 12 months after accounting date	512	57970	56970
Other long-term obligations	520	273409	183149
Section IV Total	590	331379	240119
VI SHORT-TERM OBLIGATIONS Borrowed funds (90,94)	610	-	-
including: the bank loans subject to repayment within 12 months after accounting date	611	-	-
the loans subject to repayment within 12 months after accounting date	612	-	-
Accounts payable	620	192405	215332
including: suppliers and contractors (60,76)	621	71188	60106
bills payable (60)	622	-	-
debts to affiliated and dependent societies (78)	623	-	-
debts to personnel of the organization (70)	624	4116	8475
debts to the state Extrabudgetary funds (69)	625	5441	8069
debts to the budget (68)	626	33773	44312
advance payments received (64)	627	14055	16436
other creditors	628	63832	77934
Debts to participants (founders) on payment of incomes (75)	630	7098	17713
Incomes of the future periods (83)	640	11	21808
Reserves of forthcoming expenses (89)	650	11216	11710
Other short-term obligations	660	-	-
section V Total	690	210730	266563
БАЛАНС (sum of lines 490+590+690)	700	1786069	1980085

Information on presence of the values which are taken into account in off-balance-sheet accounts

item	Code of line	By the beginning of the accounting period	By the end of the accounting period
1	2	3	4
rented fixed assets (001)	910	5494	5494
including on terms of leasing	911	2578	2578

The commodities and material assets accepted in trust custody (002)	920	238	62
goods accepted on commission terms (004)	930	-	-
The accounts receivable of insolvent debtors written off as a loss (007)	940	28449	32074
Security of obligations and payments received (008)	950	-	-
Security of obligations and payments issued (009)	960	-	-
Housing stock depreciation (014)	970	481	736
Depreciation of objects of external land improvement and other similar objects (015)	980	-	-
Registered high-security forms	990	4929	5117

PROFIT AND LOSS STATEMENT

2000

		Codes		
	Form № 2 OKUD	0710002		
	Date (year, month, day)	2001	03	30
The organization: Open joint-stock company " Svyazinfrom " of the Nizhniy Novgorod Region	OKPO	01142788		
Identification number of the tax payer 5260901817	INN	5260901817		
Branch (kind of activity): Telecommunication	OKDP	52300		
Organization legal form: Open joint-stock company	OKOPF/OKFS	47	16	
Unit of measurements: one thousand Rubles.	OKEI	384		

The address of a Nizhniy Novgorod, Gorky square, Post House

Item	Code of line	accounting period	similar period of prior year
1	2	3	4
I. Incomes and expenses by usual kinds of activity			
Proceeds (net) from sale of goods, production, works, services (minus VAT, excises and similar obligatory payments)	010	1401431	1036369
including from sale of services of communication	011	1319264	991114
cost price of sold goods, production, works, services	020	943442	685065
including sold services of communication	021	867594	634004
Total profit	029	457989	351304
Selling expenses (research and development)	030	8962	-
Administrative expenses	040	-	-
Profit (loss) of sales (line(010-020-030-040))	050	449027	351304
II. Operational incomes and expenses			
Interest receivable	060	404	329
Interest due	070	-	-
Incomes of participation in other organizations	080	3011	2581
Other operational incomes	090	15579	17167
Other operational expenses	100	48546	55991
III. Non-operating gains and expenses			
Other non-operating gains	120	60250	18814
Other non-operating expenses	130	67550	118011
Profit (loss) before tax (ll. (050+060-070+080+090-100+120-130)	140	412175	216193
profit tax and other similar obligatory payments	150	109845	39009
Profit (loss) of usual activity	160	302330	177184
IV. Extraordinary incomes and expenses			
Extraordinary incomes	170	-	-
Extraordinary expenses	180	-	35
Net profit (undistributed profit (loss) of the accounting period) (lines(160+170-180))	190	302330	177149
FOR REFERENCE *dividends per share:** *preferred*	201	0,00104	0,0006
common	202	0,00311	0,00182
*Предполагаемые в следующем отчетном году суммы дивидендов, приходящихся на одну акцию:** *по привилегированным*	203	0,00055	-
по обычным	204	0,00165	-

* заполняется в годовой бухгалтерской отчетности.
* It is filled in the annual accounting reporting.

Explanation of separate profits and losses

item	Code of line	For the accounting period		For the similar period of prior year	
		profit	loss	profit	loss
1	2	3	4	5	6
Penalties, late payment fines and penalties recognized or on which decisions of court (arbitration court) on their collecting are received	210	2428	196	857	176
Profit (loss) of prior years	220	1645	1550	1352	2219
compensation of loss, caused by default or inadequate execution of obligations	230	45		12	9
Exchange differences on forex operations	240	33676	25537	12319	93992
Decrease in the cost price of material and industrial stocks by the end of accounting period	250				
Write-off of payables and receivables on which term of limitation of actions expired	260	6057	13830	54	16164
	270				

THE REPORT ON CHANGES OF THE CAPITAL

		Codes	
	Form № 3 OKUD	0710003	
2000	Date (year, month, day)	2001	03 30
Organization: Open joint-stock company « Svyazinfrom « of the Nizhniy Novgorod Region	OKPO	01142788	
Identification number of the tax payer 5260901817	INN	5260901817	
Branch (kind of activity): Telecommunication	OKDP	52300	
Organization legal form: Open joint-stock company	OKOPF/OKFS	47	16
Unit of measurements: one thousand Rubles.	OKEI	384	

Item	Code of line.	Balance by the beginning of report year	arrived in accounting year	spent (consumed) in accounting year	Balance by the end of report year
1	2	3	4	5	6
I. CAPITAL charter (share) capital	010	583388	-	-	583388
additional capital	020	433611	97367	21644	509334
From line 020 including Property value gain after reassessment	021	148736	-	2250	146486
Reserve fund	030	34535	9147		43682
reserves formed according to constituent documents	040	-	-	-	-
Undistributed profit of prior years – total	050	177149	-	177149	
including: source of support of capital investments of industrial purpose(assignment)	051	-	-	-	-
	052				
	053	-	-	-	-
	054	-	-	-	-
	055	-	-	-	-
Social security fund	060	34669			34669
Target financing and receipts – total	070	-	-	-	-
including: from the budget	071	-	-	-	-
	072	-	-	-	-

	073	-	-	-	-
section I Total	079	1263352	106514	198793	1171073
II. Reserves of future expenses – total	080	11216	19825	19331	11710
including: **holidays**	**081**	-	-	-	-
repair of fixed assets	**082**	-	-	-	-
insurance	**083**	-	-	-	-
the annual bonus	**084**	11216	19825	19331	11710
other	**085**	-	-	-	-
	086	-	-	-	-
section II Total	089	11216	19825	19331	11710
III. Estimated reserves - total	090	-	-	-	-
including: **doubtful duties**	**091**	-	-	-	-
securities	**092**	-	-	-	-
section III Total	099	-	-	-	-

IV. Change of the capital <*>

Item	Code of line	report year	prior year
1	2	3	4
Size of the capital by the beginning of the accounting period	100	1263352	1094635
Increase in capital – total	110	106514	204838
including: additional share issue	111	-	-
reassessments of assets	112	-	-
gain of property	113	-	-
reorganization of the legal person (merge, connection)	114	-	-
incomes which according to rules of book keeping and reporting concern directly the capital increase	115	-	-
other receipts	116	106514	204838
Decrease of capital – total	120	198793	213270
including: decrease of face value of shares	121	-	-
decrease of amount of shares	122	-	-
reorganization of the legal person (splitting)	123	-	-
expenses which according to rules of book keeping and reporting concern directly decrease of the capital	124	-	-
other retirements	125	198793	213270
Size of the capital by the end of accounting period	130	1171073	1086203

<*> Filled and submitted in accounting only by private companies and societies.

Information

Item	Code of line	Balance by the beginning of report year	Balance by the end of report year
1	2	3	4
1) Net assets	150	1243763	1465042
		From the budget	From extrabudgetary funds

		report year	prior year	report year	prior year
1	2	3	4	5	6
2) received for: expenses for usual kinds of activity – total	160	22595	4055	-	-
including: preferential categories of citizens	161	22491	3749	-	-
maintenance of social sphere	162	64	278	-	-
Other	163	40	28	-	-
Capital investments in non-current assets	170	17538	9898	-	-
including: construction of objects	171	42	188	-	-
purchase of equipment	172	17496	9710	-	-
прочие	173	-	-	-	-
for the purposes connected to force majeure	180	-	-	-	-

THE REPORT ON MOVEMENT OF MONEY RESOURCES

	Codes		
Form № 4 OKUD	0710004		
Date (year, month, day)	2001	03	30
OKPO	01142788		
INN	5260901817		
OKDP	52300		
OKOPF/OKFS	47	16	
OKEI	384		

2000

organization: Open joint-stock company " Svyazinfrom " of the Nizhniy Novgorod Region

Identification number of the tax payer 5260901817

Branch (kind of activity): Telecommunication

Organization legal form: Open joint-stock company

Unit of measurements: one thousand Rubles.

Item	Code of line.	sum	из нее		
			current activity	investment activity	financial activity
1	2	3	4	5	6
1.Balance of money resources by the beginning of the year	010	14953	X	X	X
2. arrived money resources – total	020	1587432	1584617	2815	-
including: receipts of goods, production, works and services	030	1203788	1203788	X	X
receipts of fixed assets and other property	040	5713	5713	-	-
advance payments received from buyers (customers)	050	-	-	X	X
budgetary assignments and other target financing	060	7060	7060	-	-
gratis	070	-	-	-	-
credits received	080	-	-	-	-
loans received	085	-	-	-	-
dividends, interests of financial investments	090	2815	X	2815	-
other receipts	110	368056	368056	-	-
3.alloccated money resources – total	120	1582944	1075285	175247	-
including: payment of got goods, works, services	130	713355	614216	99139	-
labor cost	140	247882	X	X	X
deductions in the state extrabudgetary funds	150	84530	X	X	X

delivery of accountable sums	160	17152	17152	-	-
delivery of advance payments	170	-	-	-	-
payment of share participation in construction	180	-	X	-	X
payment of machines, equipment and vehicles	190	68765	X	68765	X
financial investments	200	435	X	435	-
payment of dividends, interests from securities	210	6908	X	6908	-
including tax	211	-	X	-	-
settlements of budgetary payments	220	392020	392020	X	-
payment of interest and capital on terms of received credits, loans	230	7216	7216	-	-
other payments, transfers, etc.	250	44681	44681	-	-
4.Balance of money resources by the end of accounting period	260	19441	X	X	X

FOR REFERENCE: From line 020 - arrived in cash calculation (except for the data of line 100) – total	270	688811
including for settlements: with legal persons	280	98870
with physical persons	290	589941
from them with application: of cash registers	291	480657
registered high-security forms	292	109284
other	293	
Available money resources: arrived from bank to cash department of the organization	295	47436
transferred to bank from cash department of the organization	296	398040

SUPPLEMENT TO ACCOUNTING BALANCE

	Codes		
Form № 5 OKUD	0710005		
Date (year, month, day)	2001	03	30
OKPO	01142788		
INN	5260901817		
OKDP	52300		
OKOPF/OKFS	47	16	
OKEI	384		

2000

organization: Open joint-stock company " Svyazinfrom " of the Nizhniy Novgorod Region

Identification number of the tax payer 5260901817

Branch (kind of activity): Telecommunication

Organization legal form: Open joint-stock company

Unit of measurements: one thousand Rubles.

1. BORROWED FUNDS FLOW

Item	Code of line.	Balance by the beginning of year	received	extinguished	Year end balance
1	2	3	4	5	6
Lomg-term credits	110	-	-	-	-
including: not extinguished in time	111	-	-	-	-
Long-term loans	120	57970	-	1000	56970

including: not extinguished in time	121	-	-	-	-
Short-term credits	130	-	-	-	-
including: not extinguished in time	131	-	-	-	-
Short-term loans	140	-	-	-	-
including: not extinguished in time	141	-	-	-	-

2. ACCOUNTS RECEIVABLE AND PAYABLE

Item	Code of line.	Year beginning balance	obligations arisen	obligations extinguished	Year end balance
1	2	3	4	5	6
Accounts receivable: short-term	210	323231	2883448	2841824	364855
including delayed	211	219929	1631098	1638254	212773
over 3 months before accounting date	212	166330	928469	964512	130287
long-term	220	-	-	-	-
including delayed	221	-	-	-	-
over 3 months before report date	222	-	-	-	-
from line 220 the debts, payments on which are expected in more than 12 months after accounting date	223	-	-	-	-
Accounts payable: short-term	230	192405	2330424	2307497	215332
including delayed	231	78664	1154951	1154170	79445
over 3 months before report date	232	58136	824286	842403	40019
long-term	240	273409	33134	123393	183149
including delayed	241	-	-	-	-
over 3 months before report date	242	-	-	-	-
from line 240 the debts, payments on which are expected in more than 12 months after accounting date	243	-	-	-	-
Security: received	250	-	-	-	-
including from the third party	251	-	-	-	-
issued	260	-	-	-	-
includingтретьим лицам	261	-	-	-	-

INFORMATION TO SECTION 2

Item	Code of line.	Year beginning balance	Obligations arisen	Obligations extinguished	Year end balance
1	2	3	4	5	6
1) Movement of bills Bills issued	262	-	-	-	-
including expired	263	-	-	-	-
Векселя received	264	80	14091	13977	194
including expired	265	-	-	-	-

2) Accounts receivable for delivered production (works, services) in terms of the actual cost price	266	790	10672	9786	1676

3) list of organizations – the debtors having the greatest debts

name of the organization	Code of line.	Balance by the end of report year	
		TOTAL	Including over 3 months
1	2	3	4
budgetary organizations	270	32058	11673
Agriculture	271	15152	11925
MINISTRY OF INTERNAL AFFAIRS, DEPARTMENT OF INTERNAL AFFAIRS	272	25222	17382
Physical persons	273	71787	6617
Administration	274	12879	7792
FEDERAL AGENCY FOR GOVERNMENT COMMUNICATION AND INFORMATION	275	1017	500
industry	276	103775	37661
Establishments of Ministry of Defense	277	7466	4678
Broadcasting companies	278	114	24
	279		

4) list of organizations –creditors having the greatest debts

name of the organization	Code of line.	Balance by the end of report year	
		TOTAL	Including over 3 months
1	2	3	4
Settlements with OJSC " Rostelecom "	280	18956	-
equipment contracts	281	184799	1296
VAT Settlements (account 76)	282	43910	14000
With extrabudgetary funds	283	20611	11774
Leasing settlements	284	-	-
	285	-	-
	286	-	-
	287	-	-
	288	-	-

3. DEPRECIABLE PROPERTY

Item	Code of line.	Year beginning balance	Arrived (installed)	Retired	Year end balance
1	2	3	4	5	6
I.INTANGIBLE ASSETS Rights on objects of intellectual (industrial) property	310	1376	600	428	1548

Including the rights arising: from author's and other contracts on products of science, literature, art and objects of the adjacent rights, software, database, etc.	311	1342	596	426	1512
from patents for inventions, industrial samples, selection achievements, from certificates on useful models, trade marks and service marks or license contracts on their use	312	34	4	2	36
from the rights to "know-how"	313	-	-	-	-
Rights on using natural objects	320	1	-	-	1
Organizational expenses	330	-	-	-	-
Business reputation of the organization	340	-	-	-	-
Other	349	362	575	180	757
Total (sum of lines 310+320+330+340+349)	350	1739	1175	608	2306
II.FIXED ASSETS ground areas and objects of land management	360	82	4	-	86
Buildings	361	282351	57443	1747	338047
Constructions	362	113600	27510	1781	139329
Machines and equipment	363	1517246	199686	26514	1690418
Vehicles	364	36964	5143	2465	39642
Industrial and economic stock	365	4980	1163	168	5975
Working cattle	366	-	-	-	-
Productive cattle	367	-	-	-	-
plantations	368	-	-	-	-
Other kinds of fixed assets	369	1143	86	51	1178
Total (the sum of lines 360 - 369)	370	1956366	291035	32726	2214675
including: industrial	371	1939298	290045	32150	2197193
non-productive	372	17068	990	576	17482
Unvaluable and quickwearing subjects – total	373	41519	53003	32490	62032
including: in warehouse	374	7411	29201	27824	8718
in operation	375	34108	23802	4596	53314
III. PROFITABLE INVESTMENTS IN MATERIAL ASSETS Property for leasing	381	-	-	-	-
The property given under the contract of hire	382	-	-	-	-
Other	383	-	-	-	-
Total (the sum of lines 381-383)	385	-	-	-	-
The property transferred to a trust management	386	-	-	-	-

INFORMATION TO SECTION 3

Item	Code of line.	By the beginning of report year	On the end of report year
1	2	3	4
From line 371, columns 3 and 6 it is transferred(handed) to rent – total	387	1140	1126
including: buildings	388	401	386

constructions	389	-	-
vehicles	390	-	-
other	391	739	739
transferred to preservation	392	233	913
Amortization of a depreciable property: Intangible assets	393	750	805
Fixed assets - total	394	774996	884373
including: buildings and constructions	395	92359	93489
machines, equipment, vehicles	396	680437	788093
others	397	2200	2791
Profitable investments in material assets	398	-	-
Unvaluable and quickwearing subjects	399	31379	50585
property transferred to a trust management	400	-	-
For reference: Result on indexation in connection with reassessment of fixed assets: initial (regenerative cost)	401	-	X
amortization	402	-	X
The property which is taking place in a pledge	403	-	-
Cost of property on which amortization is not charged – total	404	483817	548937
including: intangible assets	405	3564	3778
fixed assets	406	480253	545159
Change of cost of fixed assets as a result of completion, additional equipments, reconstruction	407	X	-
Difference between cost of purchase of goods and their selling cost	408	-	-
Cost of industrial stocks transferred in pledge	409	-	-

4. MOVEMENT OF MEANS OF FINANCING OF LONG-TERM INVESTMENTS AND FINANCIAL INVESTMENTS

Item	Code of line.	Beginning of year balance	charged (formed)	used	End of report year balance
1	2	3	4	5	6
Own funds of the organization -total	410	-	135298	135298	-
including: source of financing of capital investments	411	-	-	-	-
amortization of fixed assets	412	-	134915	134915	-
other	413	-	383	383	-
Borrowed funds – total	420	-	20837	20837	-
including: credits of banks	421	-	-	-	-
extra means of other organizations	422	-	-	-	-
individual share in construction	423	-	-	-	-
from the budget	424	-	17538	17538	-
from extrabudgetary funds	425	-	-	-	-
other	426	-	3299	3299	-

Total of own and borrowed funds (the sum of lines 410 and 420)	430	-	156135	156135	-
For reference: uncompleted construction	440	156853	268145	285387	139611
Investments into affiliated societies	450	-	-	-	-
Investments into dependent societies	460	-	-	-	-

5. FINANCIAL INVESTMENTS

item	line code	Long-term		Short-term	
		Year openig balance	Year closing balance	Year opening balance	Year closing balance
1	2	3	4	5	6
Equity participation and shares of other organizations	510	25577	25603	-	-
Bonds and other liabilities	520	-	-	208	169
given loans	530	-	500	-	-
Other (explain)	540	-	-	66	-
For reference. market price of the bond and other securities	550	-	-	-	-

6. OPERATION EXPENDITURES

Item	line code	Report year	prior year
1	2	3	4
Material costs	610	118829	64719
including: raw material and materials	611	47803	29147
fuel and energy	612	40468	20339
spare parts	613	6775	4538
Wage costs	620	255332	173291
Fringe benefit expenses	630	98986	66794
Amortization	640	134625	113188
Other expenses	650	344632	244601
including: taxes included in expenses	651	39618	25416
rent	652	8682	8200
preparation and retraining of personnel	653	942	603
Total expenses	660	952404	662593
Change of balances (gain[+], decrease [-]): work in progress	670	-	-
expenditures of future periods	680	-	-
reserve for future expenses	690	-	-

7. SOCIAL COSTS

Item	Code of line.	due according to account	spent	Transferred to funds	
1	2	3	4	5	
Deductions to the state extrabudgetary funds: to Social insurance fund	710	16806	8722	16450	-
to Pension fund	720	84755	X	81694	-
to Employment fund	730	4394	X	4334	-
for medical insurance	740	10469	X	10047	-
Deductions for non-state pension funds	750	10070	X	9870	-
Insurance payments under contracts of voluntary insurance of pensions	755	-	-	-	-

Average number of workers	760	9232	-	-	-
Monetary payments and incentives not connected to production, performance of works, rendering of services	770	8794	-	-	-
Income from shares and contributions to property of the organization	780	7564	-	-	-

Accounting in 2001

Open Joint-Stock Company «NIZHEGORODSVYAZINFORM»

ORDER

December « 28 », 2001 **№ 263**

« About accounting policies in 2002 »

According to the Federal law from 21.11.1996 № 129-RF SEF « About book keeping », Regulations for conducting book keeping and the reporting in RF, authorized by Order of the Ministry of Finance of the Russian Federation № 34n of 14.04.1997, Regulations for book keeping « Accounting policies of the organization » PBU 1/98, authorized by Order of Ministry of Finance of the RF № 60n of 09.12.1998.

I ORDER:

1. To approve Regulations about accounting policies of the Company in 2002

2. to assign the control of execution of the order to the Chief Accountant of the OJSC, Kireyeva A.M.

General Director (signature) V.F. Lyulin

Approved by
an order of the General Director
of OJSC «Nizhegorodsvyazinform»
№ 263 of December 28, 2001

REGULATIONS ABOUT ACCOUNTING POLICIES OF OJSC "Nizhegorodsvyazinform" FOR 2002

Nizhniy Novgorod
2001

CONTENTS

APPENDIX. LIST OF REGULATIONS SUPPLEMENTING THE ACCOUNTING POLICIES

INTRODUCTION

The present Regulations about accounting policies of the Organization are developed according to requirements of the accounting, tax and civil legislation of the Russian Federation.

For the purposes of the present Regulations, the accounting policies of the Organization are understood as a set of principles chosen and open for various users, rules of organization and technology of realization of ways of conducting book keeping – primary supervision, cost measurement, the current grouping and final generalization of the facts of economic activities, – with the purpose of formation of the maximum operative, full, objective and authentic financial and administrative information.

In cases when the system of normative regulation of book keeping of the Russian Federation has not established a way of conducting book keeping on a concrete issue, at the moment of forming the accounting policies by the Organization, the development of a corresponding way of accounting procedures is carried out with regard to the current legislation.

The accounting policies of the Organization, being the basis of system of book keeping, have to provide:

- **performance of basic principles of accounting, such as completeness, timeliness, discretion, priority of the contents compared to the form, consistency, rationality, continuity of activity and constancy;**
- **observance of the general requirements to the accounting reporting: completeness, consistency, neutrality, comparability;**
- **reliability of the reporting prepared in companies (accounting, tax, statistical);**
- **unity of methods for organization and conducting book keeping in the Company as a whole and in its structural divisions;**
- **efficiency and flexibility of reaction of the system of book keeping for changes of conditions of realizing financial and economic activity, including changes concerning legislative and statutory acts.**

The present Regulations, alongside with the general obligatory requirements and rules take into account the special features of the Organization:

- **development of internal documents of the firm taking into account the branch orientation of the enterprise;**
- **a significant amount of the structural divisions in some cases territorially removed from the location of management of the Organization;**

The Regulations are consistent to ways of book keeping accepted when forming the accounting policies without the knowledge of which the interested users cannot make an authentic estimation of the financial position, the movement of money resources or the financial results of activity of the Organization.

The ways of conducting the book keeping comprehend:

- **methods of grouping and estimation of the facts of economic activities, repayment of assets costs, recognitions of incomes and expenses;**
- **methods of organization of document circulation;**
- **Order of carrying out the inventory of assets and liabilities of the Organization;**
- **system of the intra-industrial accounting, reporting and control;**
- **ways of application of book keeping accounts and system of accounting registers;**
- **other corresponding ways, methods and techniques.**

Ways of conducting the book keeping, elected by the Organization at working out the present accounting policies, are to be approved by an order of the General Director of the Organization and are applied since January 1, 2002.

All persons concerned with the decision of questions, regulated by accounting policies should be guided by the given Regulations in their activity:

- **management of the Organization;**
- **heads of branches and structural divisions of the branches, responsible for organization and condition of the accounting in their divisions;**
- **workers of services and departments, responsible for duly development, revision, distribution of the normative reference information up to executive divisions;**
- **workers of all services and divisions, responsible for duly submission of primary documents to accounts department;**
- **the workers of accounting service responsible for due quality performance of all kinds of accounting work and drawing up of the authentic reports of all kinds;**
- **other workers.**

The accounting policies are generated for 2002 and are not subject to change, except for the following cases:

- **reorganization of the enterprise (merge, splitting, take-over, etc.);**
- **change of proprietors;**
- **changes in the legislation of the Russian Federation or in the system of normative regulation of accounting and tax accounting of the Russian Federation;**
- **development of new techniques of book keeping.**

The approval of the method of conducting book keeping of new kinds of economic activities is not a change of accounting policies.

The amendments to the text of the Regulations about accounting policies of the Organization are to be confirmed by the General Director of the Organization.

Changes of accounting policies should be valid since January 1, of the year following their approval.

The responsibility for methodology observance is assigned to the Chief Accountant (General Director) of the organization.

1. ORGANIZATIONAL ASPECTS OF ACCOUNTING POLICIES

1.1. General information about the Organization

Open Joint-Stock Company «Nizhegorodsvyazinform» is created by transformation of state enterprise GPSI «Rossvyazinform» of the Nizhniy Novgorod Region, according to the Decree of the President of the Russian Federation of July 1, 1992 № 721«About organizational measures for transformation of the state enterprises, voluntary associations of the state enterprises into joint-stock companies», and also to the decision of the Government of the Russian Federation of December 22, 1992 № 1003 «About privatization of the enterprises of telecommunication» and also operates according to the law «About joint-stock companies», passed by the State Duma on December 26, 1995 № 208-RF SEF. The property which is registered on the balance is the property of OJSC "Nizhegorodsvyazinform".

According to the Charter, the basic purposes of the Organization are:
making profit by satisfaction of telecommunication needs of the population, bodies of the government and management, defense, safety, law and order, others managing subjects and of legal persons.

The charter of the Organization defines the following Activities:

- **satisfaction of needs for services of national and international telecommunication of the population, the state and commercial sector of economy, the government, defense of the country and protection of social order;**
- **realization of programs of development of telecommunications;**
- **development of new forms of mutually advantageous foreign economic relations, scientific and technical cooperation with foreign firms;**
- **the intermediary (consulting), commercial, educational, marketing activity which is not contradicting to the purposes of the Society and is not forbidden by the legislation;**
- **the realization of coordination of works and control over mobilization preparation and civil defense and carrying out of protection of the data making state and trade secret;**
- **non-core operations of the Company:**
- **repair and civil construction work, information works, training-course institution and courses of preparation for the higher and secondary special educational institutions;**
- **the development and approval according to the established rules of design and budget documentation on objects of construction, major overhaul and reconstruction of telecommunication constructions, industrial buildings and of available housing;**
- **realization of construction of objects by contract and own-account construction, their commission;**
- **rendering of pedagogical services for children of preschool age;**
- **sports, cultural - mass and health-improving activities;**
- **any other activities, not forbidden by the federal law.**

Organization has three levels of management:

- **management personnel (hereinafter referred to as "management");**
- **branches, with subordinate structural divisions included in them;**
- **structural divisions of branches.**

The full list of divisions[1], included in the Company, is quoted in the appendix 1 in the Regulations.

The Divisions operate on the basis of the regulations authorized by the General Director of the Organization. Heads of divisions are appointed the General Director of the Organization and carry out their activities on the basis of the power of attorney given to them. Relations inside the Organization between the Management and the divisions are built on the basis of administrative subordination.

The Divisions act on behalf of the Organization. The property belonging to the Organization is allocated with the divisions for realization of their economic activities.

1.2. The main tasks of accounting of the Organization

According to requirements of system of normative regulation of accounting of the Russian Federation and in view of organizational structure and concrete conditions of realization of financial and economic activity, the primary goals of accounting in the Company are:

- forming full and authentic information about the activity of the Organization and its property status, accounting financial statements necessary for internal users (heads, founders, participants and proprietors of the Organization), and also for external users (investors, creditors) and other users of accounting financial statements;
- the control over existence and movement of property, use of material, labor and financial resources (according to the authorized norms, specifications and estimates);
- prevention of negative results of economic activities of the organization and revealing of internal reserves for maintenance of its financial stability;
- forming information necessary for correct and timely calculation, and also for payment of taxes, fees and other obligatory payments;
- preparation of special forms of accounting financial statements for the system of corporate management of the company.

1.3. Principles of the organization of accounting services

The concept "accounting service" defines a complex of structural units and officials who are carrying out operations of gathering the primary information, its processing and analysis, and also drawing up reports for various groups of users on its basis.

The specialized accounting service is understood as the structural unit of the Organization which is carrying out functions of gathering, processing and a grouping of the information in form of summary registers of analytical and synthetic account, entering of records on accounts of accounting documents. Depending on the level of organizational structure, the structure of the specialized accounting service comprises: accounts department, tax department, group of summary financial statements and so forth.

Functional services (for example, line and cable shop, transport shop, customer relations department, etc.) carry out functions of gathering and processing the primary information for its further registration in the accounting system.

At each level of management, the accounting service provides gathering and processing of the information with the purpose of furnishing of information to users for development, validation and decision-making at the level of management, and also for furnishing of higher bodies of management with the information necessary for development, validation and decision-making at higher level of management.

Internal company regulations concerning accounting service regulate the principles of division of powers and of responsibility of accounting services at each of the three levels of management (vertical) and inside each level of management (horizontal). The same regulations define the structure, functions and tasks of the specialized and functional accounting services. Distribution

of duties and mutual relations between the specialized and functional accounting services are regulated by internal firm documents: regulations concerning accounting service and regulations concerning the system of document circulation (record-keeping).

Realization of accounting and control is assigned to the accounting service of the Organization headed by the Chief Accountant. The accounting service of the Organization includes the Accounts Departments of divisions directly headed by the Chief (Senior) accountants of these divisions. Functions of the Central Accounts Department are carried out by the Accounts Department of the Management of the Organization.

1.4. Form of book keeping

The journal and order form of the account with application of information technologies (IT) of processing of the information is applied in the Company.

1.5. Organization of record-keeping and technology of processing of the registration documentation

In the Company, Rules and organization of record-keeping, schedule of record-keeping, technology of processing of primary registration documents, including:

- **creation of primary documents;**
- **check of primary documents;**
- **procedures and terms of their transfer for representation in accounts;**
- **the order of transfer of documents in archive are regulated by the internal firm documents - regulations for the system of record-keeping.**

The unified forms of record keeping of the primary accounting documentation, authorized by Goskomstat of Russia are applied in the Company.

At registration of financial and economic operations on which the unified forms are not stipulated, independently developed forms of primary registration documents contained in internal firm regulations concerning the system of record-keeping are applied.

The right to sign primary registration documents is determined by internal organizational - administrative documents.

1.6. The procedure and carrying out of inventory of property and obligations

All property of the Organization irrespective of its location and all kinds of obligations are subject to inventory.

Stock-taking in the Company is carried out at the following terms:

- **fixed assets – at least once in two years as of November 1, of report year;**
- **intangible assets – annually as of December 1, of report year;**
- **the uncompleted capital construction and other capital investments – annually as of November 1, of report year;**
- **raw material, materials, the equipment for installation, semi-finished items, the goods, finished goods in warehouses ~ annually as of November 1, of report year;**
- **precious metals – two times a year;**
- **work in progress – quarterly as by the end of Quarter;**
- **incomes and expenditures of future periods (annually as of December 31, of report year);**
- **monetary assets on accounts in banking establishments– annually as of December 31, of report year;**

- monetary assets in cash department - at least once in a quarter;
- long-term financial investments - annually as of December 31, of report year;
- short-term financial investments, monetary documents – quarterly as by the end of Quarter;
- settlements with debtors and a reserve for doubtful debts – at the end of year;
- settlements with creditors (settlements with telecommunication operators) - quarterly as by the end of the Quarter, with other creditors – once a year as of December 31, of report year;
- settlements of taxes and compulsory levies in the budget and extrabudgetary funds – at least once in a year;
- settlements of target financing – annually as of December 31, of report year;
- internal settlements – at least once in a quarter;
- settlements with the personnel, accountable persons – once a year as of December 31, of report year.

For carrying out of inventory at the level of the management of the Organization and managements of branches the permanent inventory commissions are created the structure of which is to be affirmed by:

- for the management of the Organization – by the general director of the Organization;
- for branches - by the director of the branch.

The procedures and carrying out of inventory of property and obligations of the Company is determined by regulations of procedures for assets and obligations inventory and measures on maintenance of safety of assets.

1.7. The procedures of accounting and financial statements of the Organization

The Accounting procedures and terms of the Company follow the federal law of 21.11.96 № 129-RF SEF "On financial accounting" and other statutory acts of the Russian Federation, regulating the accounting.

The Organization's Accounting is formed by the Direction's Accounting Department on the base of general information on property, obligations and results of activity in view of the information given by accounts departments of branches. Formation of the reporting by accounts departments of branches is made on the basis of the data given by accounts departments of structural divisions of branches.

At drawing up of financial accounting statements the forms developed by the Organization in view of recommendations, contained in the Order of the Ministry of Finance of Russia from 13.01.2000 № 4n "About forms of financial accounting statements of the organizations" are applied.

Internal forms of financial accounting statements, and also the concrete terms of their submission are subject to the Company's by-laws concerning the financial accounting statements of the Organization.

1.8. The working plan of accounts of the Company

In the process of bookkeeping by all divisions of the Organization, a uniform working plan of accounts, obligatory for application by all workers of the accounting service of the Organization,

is used. During the work, it is necessary to be guided by the internal firm document ˜ the working plan of accounts and the instruction on its application.

The adjustments in the working plan of accounts should be affirmed by the General Director of the Organization.

2. Methodical aspects of accounting policies

2.1. The procedure of the intangible assets accounting

The intangible assets of the Organization which are its property comprise the following assets (economic management, operative management), with observance of the following conditions:

- **absence of a material (physical) structure;**
- **possibility of identification (separation, segregation) from other property;**
- **use in production, at performance of works or rendering of services or for administrative needs;**
- **use for a long time, that is during the term of working employment over 12 months or during a usual operational cycle if it exceeds 12 months;**
- **the subsequent resale of the property is not supposed;**
- **ability to bring economic gains (income) in the future;**
- **existence of properly filed documents, confirming the existence of the assets and the exclusive right of the Organization to results of intellectual activity (patents, certificates, other authorizing documents, the contract of concession (acquisition) of the patent, of the trade mark (brand name), etc.).**

Intangible assets are accepted for accounting purposes at their initial cost.

The sum of depreciation charges on intangible assets is determined monthly according to the norms, calculated on the basis of their initial cost and the term of their useful application.

The definition of the term of useful application of intangible assets is made on the basis of:

- **validity of the patent, the certificate and other restrictions of terms of use of objects of the intellectual property according to the legislation of the Russian Federation;**
- **expected term of use of this object during which the Organization can receive an economic gain (income). Expected term of useful application of intangible assets is determined by a specially created commission according to methodical instructions on accounting of intangible assets and is confirmed by the General Director of the Organization.**

The term of useful application of intangible assets, if it is impossible to determine it, is assessed according to the norms of depreciation for 20 years.

Repayment of cost of intangible assets is reflected by accumulation of the sums of the charged amortization in account 05 "Amortization of intangible assets".

2.2. Procedure of accounting of fixed assets

2.2.1. The order of reference of assets to fixed assets

Assets of the Organization concerned to be the fixed assets are subject to the following conditions:

- **they are used in production, at performance of works, rendering of services, or for administrative needs of the organization;**
- **they have a long term of application, that is their term of useful application exceeds 12 months or a usual operational cycle if it exceeds 12 months;**
- **their subsequent resale by the organization is not supposed;**
- **they can bring an economic gain (income) for the organization in the future.**

2.2.2. Procedure of assessment of fixed assets

Fixed assets are accepted for accounting at the initial cost determined according to Regulations on accounting called «Accounting of fixed assets (PBU 6/01) », authorized by the Order of the Ministry of Finance of the RF of 30.03.2001 №26n.

Cost of fixed assets which is accepted for accounting purposes is not subject to change, except for cases of construction completion, additional equipment, reconstruction, partial liquidation and reassessment of fixed assets.

The Organization regularly, at least once in two years, carries out a reassessment in groups of homogeneous objects of fixed assets at the current (regenerative) cost by direct conversion of documentary confirmed market prices. Groups of homogeneous objects of fixed assets in which such reassessment is made, are listed in methodical instructions for accounting of fixed assets.

2.2.3. The procedure of depreciation calculation for fixed assets

The depreciation accumulation on objects of fixed assets is made by linear way proceeding from initial cost or the current (regenerative) cost (in case of a reassessment) of fixed assets and the norm of amortization, estimated proceeding from term of useful application of this object.

The term of useful application for groups of homogeneous objects of fixed assets is determined according to recommendations of methodological council, examined by the Board of Directors and approved by the General Director of the Organization.

As for the acquired fixed assets, earlier exploited, the organization determines the norm of amortization taking into consideration the term of useful application reduced by number of years (months) of actual operation of the given object by the previous proprietor.

Objects of fixed assets with the cost less of the limit established by the legislation, and also the acquired books, brochures and similar editions are written off on account of expenses of manufacture (sale expenses) in process of their commission to manufacturing or operation. With a view of maintenance of safety of these objects in manufacturing or operation in the company the appropriate control over their movement is carried out.

As for the fixed assets received under contracts of leasing, the factor of the accelerated amortization determined by the treaty provisions is applied.
Restoration of objects of fixed assets is carried out by means of repair, modernization and reconstruction.
Expenses for carrying out all kinds of repair are included in their cost price of that accounting period in which they have been made. Reserves for future expenses for repair of fixed assets are not created.

2.3. Procedure of accounting of inventories (stocks)

2.3.1. The procedure of reference of property to inventories (stocks)

Assets of the Organization referred to as inventories (stocks) of the organization:

- **used as raw material, materials, etc. at the production, intended for sale (performance of works, rendering of services);**
- **intended for sale;**
- **used for administrative needs of the organization.**

The assets of the Organization used at production, performance of works or rendering of services or for administrative needs of the organization during the period exceeding 12 months, or a usual operational cycle if it exceeds 12 months, are not concerned as material - industrial expenses.

2.3.2. The procedure of assessment of inventories connected to reflection of operations of their preparation and acquisition

Formation of the actual cost price of inventories in the accounting of the Organization is carried out with use of account 15 "Preparation and acquisition of material assets" and account 16 "Deviations in the cost of material assets".

The accounting of inventories on account 10 "Materials" and account 41 "Goods" is carried out according to the registration prices.

Inventories (raw material, materials, and goods) are accepted for accounting purposes according to the registration price which is understood as:

- **at acquisition of inventories for a payment – the price of the supplier;**
- **at manufacturing inventories by the organization – the sum of actual expenses;**
- **at entering inventories on account of the contribution in the charter (stock) capital of the organization – the monetary valuation coordinated by founders (participants) of the Organization, if not provided otherwise by RF legislation;**
- **at reception of the inventories received by the organization under a contract of donation or it is gratuitous, and also fixed assets remaining from retired fixed assets and other property, – the current market cost for date of acceptance for accounting;**
- **at reception of inventories under the contracts providing execution of obligations (payment) by non-monetary assets, – cost of assets, transferred or subject to a transfer by the Organization.**

By the end of accounting month, the deviations collected on account 16 "Deviation in cost of material assets" are written off (are canceled – at a negative difference) in the debit of accounts of expenses depending on direction of the expense proportionally to the cost of the spent material assets.

The percentage of deviations of this kind or group of material assets is determined proceeding from the ratio of the sum of the rests of these deviations by the beginning of a month and the current deviations during a month to the sum of the rest of material assets by the beginning of a month and the acquired values, multiplied by a hundred. The assessment of deviations in cost of the materials subject to write-off is determined separately for each group of materials allocated to account 16 "Deviations in cost of material assets".

On the base of the percentage calculated in this way, the deviations are written off (are canceled - at a negative difference) in the debit of accounts of manufacturing expenses (sales expenses) or other similar accounts.

Write-off of deviations is made according to the average percentage calculated on the basis of the accounting data.

Expenses for preparation and delivery of the goods intended for realization through a retail trading network to warehouses of the Company are accounted for as distribution costs.

The finished goods are accounted for under the actual cost price of manufacturing without use of account 40 "Output (works, services)".

2.3.3. The due procedure of assessment of separate kinds of inventories at write-off

The assessment of retired material - industrial stocks is made in the next ways.

the average cost price:

- **raw material;**
- **materials;**
- **finished goods;**
- **goods for resale.**

Cost prices of each unit:

- **precious metals.**

2.4. The due procedure of recalculation of assets and obligations expressed in a foreign currency

Conversion of cost of bank notes in the cash department of the Organization, the means on accounts in the credit organizations, monetary and payment documents, short-term securities, means in settlements (including extra obligations) with legal entities and individuals (natural persons), the balances of means of the target financing received from the budget or foreign sources within the framework of technical or other help to the Russian Federation according to agreements (contracts) concluded, expressed in a foreign currency, in Rubles is made for the date of fulfillment of an operation in a foreign currency, and also for accounting date of drawing up of accounting financial statements.

2.5. The procedure of formation of incomes

The increase in economic gains is considered as income of the Organization as a result of receipt of assets (monetary assets, other property) and (or) repayments of the obligations, resulting in increase of the capital of the organization, except for contributions of participants (owners of property).

Incomes of the Organization depending on their character, conditions of reception and directions of activity of the organization are subdivided on:

- **common operating income;**
- **other income, including:**

- operational income;

- non-operating gains;

- extraordinary gains.

Additional criteria of reference of incomes to operating income are the system of their receipts, and also a possibility of planning of volumes of receipts.

For the purposes of accounting of incomes, the usual operations of the Organization are subdivided in profile activities and non-profile activities.

The profile activities are operations immediately linked with telecommunication services. All other activities are non-profile activities.

Ordinary operations are:

- **profile activities:**
  - services of city telecommunication
    - **providing access to the City Telephone Network;**
    - **providing local telephone connection (call) to subscribers of the fixed communication network in the city (providing a user's line in the city; the local traffic);**
    - **providing a local telephone connection from a city payphone;**
    - **providing of direct wires and connecting lines;**
    - **other services of the City Telephone Network (connection, renewal of subscription etc.);**
  - services of rural telecommunication
    - **providing access to the Rural Telephone Network;**
    - **providing local telephone connection (call) to subscribers of the fixed telecommunication network in a countryside locality (providing a user's line in a countryside locality; the local traffic);**
    - **providing a local telephone connection from a rural payphone;**
    - **granting of use of direct wires and connecting lines;**
    - **other Rural Telephone Network services (connection, renewal of subscription, etc.);**
  - services of inter-city and international telecommunication
    - **providing an inter-city telephone connection;**
    - **providing an inter-city telephone connection through a payphone;**
    - **providing an international telephone connection;**
    - **providing an international telephone connection through a payphone;**
    - **providing inter-city and international channels;**
    - **other services of inter-city and international telecommunication (teleconference, technical support, etc.);**
  - services of documentary telecommunication
    - **domestic telegrams;**
    - **international telegrams;**
    - **providing cable channels;**
    - **user's telegraphy;**
    - **services of data transmission;**
    - **telematic services;**
    - **newspaper page transmission;**
    - **other services of documentary telecommunication;**
  - **services of radio communication;**
  - **services of broadcasting;**
  - **services of TV;**
  - **services of wire broadcasting**
    - **using a user's radio receiving station;**
    - **providing access to wired radio network;**
    - **other services of wire broadcasting;**
  - services of wireless radio communication
    - **services of personal radio call (paging);**
    - **services of cellular communication;**
    - **other services of wireless radio communication;**

- non-profile activities:
    - **the Company's assets leasing services;**

- transport services;
- manufacture of telecommunication facilities;
- trading services;
- services of public catering;
- construction services;
- information services;
- publishing (edition of directories, newspapers);
- education services;
- security services;
- intermediary activity;
- consumer services for the population;
- services of recreation establishments;
- advertising activity;
- other activities satisfying the above criteria.

The income distinct from the operating income is considered as other income.

The procedure of accounting of income is stipulated in methodical instructions for accounting of incomes.

2.6. The procedure for formation of expenses

Reduction of economic gains as a result of asset diversion (monetary assets, other property) and (or) occurrence of the obligations, resulting in reduction of the capital of the organization, except for reduction of contributions following a decision of participants (proprietors of property) is considered as expenses of the Organization.

Expenses depending on their character, conditions of realization and directions of activity are subdivided in:

- ordinary operation expenses;
- other expenses, including:

- operational expenses;
- non-operating expenses;
- emergency expenses.

Ordinary operation expenses are accepted to accounting in the sum calculated in money terms, equal to the size of payment in monetary and other form or to the size of accounts payable.
For the purposes of expenditure recognition usual kinds of activity of the Organization are subdivided in profile and non-profile activities.

The expenses which are distinct from expenses for usual kinds of activity, are referred to as other expenses.
2.7. Procedure of accounting of expenses for manufacturing and calculation of the cost price of production (works, services)

Expenses of the enterprise distributed by usual kinds of activity ˜ it is a set of expenses connected to rendering of services, performance of works, production.

The cost price of services (jobs, production) represents a cost evaluation used for power production, fixed capital, manpower, raw material, materials, fuel, natural resources, and other expenses for their manufacture and realization.

In book keeping, a separate account of expenses is conducted according to kinds of services, jobs and ready production which are objects of calculation.

For the purposes of distribution of expenses according to profile kinds of activity by objects of calculation, the Organization uses a method of the account of expenses according to production process.

An unequivocally determined activity (sequence of actions or set of functions and tasks), not limited in time and having a recognized result is called production.

For purposes of distribution of expenses by objects of calculation, the processes are subdivided into basic production, auxiliary production and joint processes.

The processes of direct rendering of communication services are concerned as the basic production processes.

The processes necessary for realization of basic and joint production processes and indirectly connected with rendering of communication services are considered as auxiliary production processes.

The processes necessary for realization of basic production processes but not connected with rendering of communication services are considered as joint production processes.

Bases of distribution of expenses **are actual natural parameters of industrial activity of the Organization structure is of which is determined in statutes for the expenses accounting.**

All expenses, connected with the profile activity kinds are indirect, that is distributed among calculation objects, and are taken into account in the production process section.

Expenses for profile activity kinds are reflected in accounts 30 "The Basic production processes" and 31 "Auxiliary production processes".

Expenses, connected to non-core activities, are accounted for on accounts 23 "Auxiliary production" and 29 "Productions of services and facilities" according to activity kinds.

Full accounting of the cost price of the rendered services, the executed works, ready production is made.

Expenses for joint production processes are reflected in account 32 "Joint production".

Expenses, collected on account 31 "Auxiliary production", are distributed among basic and joint production processes on accounts 30 "Basic production" and 32 "Joint production" on the basis of the information on the bases of distribution given by industrial services in the end of the Report Period.

Expenses, collected on account 30 "Basic production", are distributed on account 20 "Basic Production" according to objects of calculation (services) on the basis of the information on the bases of distribution given by industrial services in the end of the Report Period, and also on account 33 "Expenses for equipment operation" according to kinds of equipment for conditionally digital Networks, annually made by engineering services. Distribution of expenses by kinds of equipment is made according to the calculation data of engineering services concerning the share of involvement of the equipment in the basic production.

Expenses, collected on account 33 "Expenses for equipment operation", are distributed on account 20 "Basic Production" according to objects of calculation (services) on the basis of engineering services information about intensity and duration of use of each equipment kind at rendering of a concrete service which are calculated in the beginning of every year or when essential changes in Communication Networks topography are made.

For purposes of calculation of the cost price of services, works, production of non-core activities, actual expenses for the services rendered, the finished works and the finished production transferred to warehouse, collected on accounts 23 "Auxiliary Production" and 29 "Service Sector", are written off on account 43 "Finished Goods" (in case of production of finished goods), corresponding accounts of production (in case of rendering services or performance of works for profile activities) or account 90 "Sales" sub-account 90-04 "Cost price of sales for non-core activities" (in case of rendering services, performance of outside works). The debit balance of accounts 23 "Auxiliary Production" and 29 "Service Sector" reflects the cost of the rests of work in progress.

Expenses, related to account 32 "Joint Production", are written off in the end of the Report Period on accounts 20 "Basic Production", 23 "Auxiliary Production" and 29 "Service Sector" in the section of calculation objects (services, works, production) in proportion to the sums of expenses related to corresponding accounts.

Expenses for rendering of communications services collected by kinds of services on account 20 "Basic Production", are completely written off in the end of the Report Period on account 90 "Sales" sub-account 90-02 "Cost price of sales (by profile kinds of activity)" with analysis of calculation objects (services).

2.8. The due procedure of accounting of work in progress (non-core activities)

Production (works) of non-core activities are referred as a work in progress, if it did not pass all stages (phases, limits), stipulated by technological process, and also products not completely equipped, not tested or accepted.

The evaluation of a work in progress is carried out according to actual expenses.
Calculation of the cost price of a work in progress by the end of month is determined on the basis of the operative and technical account data in the section of kinds of production, products.

2.9. The due procedure of accounting for expenses of the future periods

The expenses made during accounting Period, but referred to the following accounting Periods, are reflected in account 97 "Expenses of the future periods".

Expenses which are recognized in the accounting Period, but cannot be included in the cost price of the realized services, works, production of the Report Period are referred to as expenses of the future Periods, for example:

- expenses connected to development of new products before their realization;
- expenses for payment of holidays of the future Periods;
- expenses for purchase of licenses;
- expenses for property insurance;
- other.

Expenses of the future Periods are subject to uniform write-off on the account of corresponding sources of covering during the Period to which they refer. In case if it is impossible to determine exactly the Period during which the expenses made should be written off, the calculation Period is established by a specially created commission and approved by an order of the General Director.

The due procedure of accounting for expenses of the future Periods is contained in methodical instructions for expenses accounting.

2.10. The due procedure of accounting for credits and loans received

The Organization carries out transfer of long-term debts in relation with received credits and loans to short-term debts at the moment when there are 365 days left before re-imbursement of the basic sum of the debt under treaty provisions of the loan and (or) credit.

Inclusion of additional expenses connected to reception of loans and credits, accommodation of extra obligations, is made in the accounting Period in which the specified expenses have been made.

2.11. The due procedure of the organization of accounting for internal calculations and transfer of information by separate divisions

For accounting of internal operations, the Organization applies account 79 "Internal calculations".

All financial and economic operations which are carried out among divisions of the Organization are made on the basis of notices (aviso) through agency of a higher level of management. Operations among structural divisions of branches are carried out through agency of corresponding branches. Operations among branches are carried out through agency of the management of the Organization.

The list of internal operations and the due procedure of their realization is regulated by an internal document - methodical instructions for accounting of internal calculations.

2.12. The due procedure of creation of funds for special purposes

The Organization does not create funds on account of profits remaining at its disposal, except for cases when creation of such funds is stipulated by the legislation or constituent documents of the Organization (reserve fund). In this case the due procedure of their creation and use is determined on the basis of a decision of the Annual General Shareholder Meeting.

2.13. The due procedure of reserves creation

The Organization forms the following reserves:

- The reserve for depreciation of investments in securities. The reserve is formed through a difference between the actual cost price of investments of the Organization in shares of other organizations quoted at stock exchange which are published on a regular basis, and the market cost by the end of the report year if it is lower than the cost accepted for book keeping;

- reserves for doubtful debts. The reserve size is determined separately for each debt on the basis of the inventory carried out depending on solvency of the debtor and probability of repayment of the debt;

- reserve for depreciation of material assets. The reserve is formed on account of financial results of the company in size of the difference between the current market price and the actual cost price of material and industrial stocks if it is higher than the current market price.

The due procedure of formation of reserves is regulated by methodical instructions for reserve formation.

2.14. The due procedure of accounting the state aid (regarding budgetary funds)

Budgetary funds (subventions, subsidies) are recognized in book keeping in the process of actual reception of money resources and other resources.

The Organization accepts budgetary funds, including non-money resources, to book keeping if the following conditions are present:

- there is confidence, those conditions of means provision will be executed by the organization. The confirmation can be made by contracts made by the organization, by accepted and publicly declared decisions, feasibility reports, the authorized project and budget documentation, etc.;
- there is confidence, that the specified means will be received. An assurance of receipt is the extract of the Bank about transfer of the specified means for the account of the Organization or the certificate (act) of acceptance - transfer of resources.

The due procedure of book keeping of budgetary funds does not depend on the kind of resources given to the Organization (Money funds, assets, other funds), and also the way of their provision (actual transfer, reduction of obligations to the state).

The due procedure of accounting budgetary funds is stated in methodical instructions for accounting of target financing.

3. TAX aspects of accounting policies

3.1. Organization of tax accounting

The primary goals of the tax accounting system of the organization are:

The primary goals of system of the organization of the tax account are:

Definition of the general principles of splitting of powers and the responsibility of tax and other registration services at each level of management (on a vertical) and inside each level of management (across);

Creation of uniform system of the internal firm documents regulating activity of tax and other registration services in system of conducting of the tax account of the Organization.

The tax account is carried out by tax service at all levels of management of the Organization (management of the Organization, management of branch and structural division of branch). Tax services are created as departments (sectors) of accounts departments and submit to the main (senior) bookkeepers.

According to clause {article} 19 of the Tax Code of the Russian Federation the Organization is the payer of taxes and tax collections. Duties of the tax bearer on calculation of taxes and performance of declarations are distributed {allocated} as follows.

The management calculates the tax and other obligatory payments acting in the federal budget, and also distributed {allocated} in budgets of different levels as a whole on the Organization. Defines{determines}, what part of the tax payments distributed {allocated} under budgets of different levels, is subject to payment in each budget. Except for cases of execution {performance} by branches and structural divisions of branches of functions of the tax agent on calculation and deduction of income tax from physical persons and the uniform social tax.

The profit tax is estimated in management. The management represents the summary declaration in a place of the presence, and also the declaration to tax bodies on the location of the detached divisions.

The value-added tax is estimated in management as a whole on the Organization with performance of the tax declaration in a place of the presence. In case the Law on the budget of the Russian Federation will stipulate distribution of the sum of the VAT between the federal budget and budgets of other levels, payment of the tax and performance of the declaration is made by management in those budgets in which territory activity of the Organization is carried out.

The VAT, charged from paid incomes to the organizations - non-residents who are not consisting on the tax account in the Russian Federation, is kept by the division paying incomes, and included in the general declaration under the VAT.

The tax to users of highways as a whole on the Organization is estimated in management with performance of the tax declaration.

The tax from sales is estimated in branches. The declaration is represented in tax bodies by branches in a place of the presence. In case of realization by management of the operations taxable from sales, the management independently calculates the tax regarding such operations in a place of the presence, and also represents the declaration.

Under the ground tax (a payment for the ground), calculation and submission of declarations is made by management, regional branches and structural divisions, regarding the ground areas which are taking place in their using.

Under the property tax, calculation and performance of the declaration is carried out by management, branches and structural divisions of branches regarding the property which is taking place on their balance. The management calculates the sum of the tax as a whole for the Organization makes the summary declaration and pays the tax regarding the difference between the total sum of the calculated tax and the sum of the tax paid by divisions.

The income tax of physical persons, the uniform social tax, the uniform tax on imputed income for certain kinds of activity, the tax from owners of vehicles, the payment for environmental contamination are calculated by management, branches and structural divisions of branches independently, with submission of declarations to tax bodies at their location, and after payment for environmental contamination the conmsolidated declaration is submitted by management.

Income taxes, deducted and paid by the Organization, as the tax agent, are calculated and paid to the federal budget:

At the payment of dividends - by management;

At the payment of profit to non-residents - by division of the Organization which carries out settlements with the non-residents.

Local taxes are calculated by management, branches and structural divisions of branches according to the current legislation.

Payment of taxes to the federal budget and budgets of subjects of the Russian Federation are made by management, to local budgets - by branches. Tax payments to local budgets on payments of management of the Organization are made by the management.

Inventory of the obligations connected to calculation of taxes and tax collections, and verification of debts to tax bodies are made by management of the Organization, branches and structural divisions of branches regarding the payments in the place of discharge of duties of the tax bearer.

Analytical registers of the tax accounting are conducted by tax services of all levels. Forms of registers of tax accounting are represented in the Application 3 of Statutes. The due procedure and features of reflection of the analytical data in registers of tax accounting, and also drawing up of tax declarations are represented in methodical instructions on calculation and payment of taxes.

For maintenance of correct and full formation of taxable bases for all taxes and tax payments, the branches and structural divisions of branches represent the necessary information by the terms established by the schedule of document circulation, in forms and volumes authorized by methodical instructions on calculation and payment of taxes.

3.2. The due procedure of conducting ledgers of registration of invoices, of purchases and of sales

The organization conducts a ledger of purchases and a ledger of sales, log-books of received and given invoices with use of computer facilities. Not later than 20 days, following the accounting month, the ledger of purchases is printed out, pages are numbered, stringed together and sealed.

Log-books of the received and submitted invoices, ledgers of purchases and ledgers of sales are conducted in an electronic form by branches and structural divisions of branches as sections of uniform log-books of received and submitted invoices, the uniform ledger of purchases and the ledger of sales of the Organization.

The account of the invoices is made with use of a computer, but can be filled by hand.

The account of invoices, the ledger of purchases, the ledger of sales are subscribed by the general director and the chief accountant or other officials. The circle of persons, authorized to sign these documents is defined by an order of the Organization. Chief accountant and senior accountants of branches or structural divisions are entitled to delegate the right to sign invoices to other persons working in the Organization. Delegation of the right to sign invoices is made out by administrative documents of branch or structural division.

At rendering communication services, the invoices are submitted simultaneously with settlement documents once a month at latest on the fifth day following the expired month.

At rendering communication services to physical persons, invoices are not made out. The organization makes out a uniform invoice for the total sum of the services rendered to physical persons for the accounting period which is registered in the ledger of sales.

Invoices for the rendered services (the executed jobs, the shipped goods) to buyers are made out by management, branches and structural divisions of branches.

Numbering of invoices in the ledger of purchases and the ledger of sales is made in ascending order. Composite numbers with an index of management, branch and structural division of branch are used. Assignment of numbers is made according to the codification of divisions developed by management. The code of management, branch or structural division is a component of the invoice number.

For the accounting tax period, sections of ledgers of purchases and sales in electronic form are submitted by branches and structural divisions to management of the Organization for registration of uniform ledger of purchases and the uniform ledger of sales and drawing up of declarations for the VAT.

Branches and structural divisions of branches authenticate their invoices by their own seal or a special seal " for invoices ". The due procedure of use of the specified seals by authorized persons is defined by an administrative document on the Organization.

Second copies of the invoices made out, ledgers of sales are stored in electronic form. If necessary, the above-stated documents can be printed completely and made out in proper order.

3.3. The due procedure of definition of proceeds from realization of the goods, production, jobs and services

With view of taxation, the proceeds from realization of production, jobs, services are determined as follows:

For the profit tax at definition of tax base, the proceeds from realization of services, goods, jobs are determined by charge method;

For the value added tax, the tax for users of highways and other taxes in the process of definition of the taxable base, the proceeds from realization of goods (jobs, services) are determined by payment method.

3.4. Methods of definition of expenses, adopted for calculation of the profit tax, parameters of distribution of the profit tax and the value added tax for payment of the tax to budgets of different levels, way of payment of the profit tax

For calculation of the profit tax:

In the process of definition of the size of material expenses at writing off the materials used for manufacturing goods (performance of jobs, rendering of services) the average cost price evaluation method is applied;

The sums of amortization for all groups of fixed assets are calculated in a linear way;

As for depreciable fixed assets used for job in conditions of an aggressive environment and (or) increased rate of exchange, a special multiplier may be applied to the basic norm of amortization the Organization, but not higher than 2;

To the basic norms of amortization of fixed assets subject to a contract of leasing, the multiplier established by the contract is applied;

For contracts concluded till 01.01.2002, the Organization calculates amortization on leasing property with application of methods and norms existing at the moment of transfer (reception) of property, and also with application of a special multiplier, not higher than 3.

For cars and passenger minibuses with initial cost accordingly over 300 thousand rubles and 400 thousand rubles, received in leasing, the basic norm of amortization with a special multiplier of 0.5 is applied;

Retired securities are written off as expenses for the cost price according to the time of the first purchases (FIFO method).

The parameter of average number of workers and residual cost of a depreciable property of management, branches and structural divisions of branches is applied to distribution of the profit tax for payment of the tax to budgets of different levels.

The parameter of average number of workers of divisions and residual cost of fixed assets of management, branches and structural divisions of branches is applied to distribution of the value added tax for payment of the tax to budgets of different levels.

The organization pays the profit tax monthly in advance payments by equal shares at a rate of one third of actually paid quarter advance payment for the quarter prior to quarter in which the monthly advance payments is made.

The general director V.F. Lyulin

The chief accountant A.M. Kireyeva

APPLICATION.
LIST OF THE STATUTES APPLIED TO ACCOUNTING POLICIES

Working accounting plan of the Organization and instruction on its application.

Regulations about the due procedure of carrying out inventory of assets and liabilities and measures for maintenance of safety of assets.

Regulations about the system of document circulation.

Regulations about the due procedure of formation of the accounting and reporting of the Organization.

Regulations about the due procedure of calculation and payment of taxes.

Statutes about registration service.
Methodical instructions for accounting of fixed assets.
Methodical instructions for the accounting of intangible assets.
Methodical instructions for the accounting of capital construction.
Methodical instructions for the accounting of financial investments.
Methodical instructions for the accounting of industrial stocks.
Methodical instructions for the accounting of expenses.
Methodical instructions for the accounting of money resources and monetary documents.
Methodical instructions for the accounting of incomes.
Methodical instructions for the accounting of settlements with buyers and customers.
Methodical instructions for the accounting of settlements with suppliers and contractors.
Methodical instructions for the accounting of settlements with other debtors and creditors.
Methodical instructions for the accounting of credits and loans.
Methodical instructions for the accounting of settlements with the personnel.
Methodical instructions for the accounting of own capital.
Methodical instructions for the accounting of target financing.
Methodical instructions on formation of reserves.
Methodical instructions for the accounting of internal calculations.
Methodical instructions for representation of economic operations at reorganization in book keeping.

AUDITOR'S STATEMENT
upon the check of OJSC " Nizhegorodsvyazinform "

in 2001 submitted by the auditor of Joint-Stock Company " Arthur Andersen " in quarter II of 2002

ACCOUNTING BALANCE

		Codes		
	Form № 1 OKUD	0710001		
За 2001 г.	Date (year, month, day)	2002	03	25
Organization: Open joint-stock company « Svyazinfrom « of the Nizhniy Novgorod Region	OKPO	01142788		
Branch (kind of activity): Telecommunication	INN	5260901817		
Organization legal form: Open joint-stock company	OKDP	52300		
Орган управления государственным имуществом: Открытое акционерное общество	OKOPF/OKFS	47	16	
Unit of measurements: one thousand Rubles.	OKEI	384		
	Approval date			
	Submission date (Date of acceptance)	25.03.2002		

ASSETS	Code of line	By the beginning of the accounting period	By the end of the accounting period
1	2	3	4
I NONCURRENT ASSETS			
Intangible assets (04,05)	110	1501	1829
including:			
Patents, licenses, trade marks, others similar rights and assets	111	1074	1829
Organizational charges	112	-	-

Fixed assets (01,02,03)	120	2202282	2360312
including:			
ground areas and objects of nature	121	86	86
buildings, machines and equipment	122	1661715	2139114
uncompleted construction (07,08,16,61)	130	139611	200980
Long-term financial investments (06,82)	140	26103	26319
including: investments into affiliated societies	141	4	4
investments into dependent societies	142	12762	12762
investments into other organizations	143	12837	13225
loans given to the organizations for the term of more than 12 months	144	500	328
other long-term financial investments	145		
Other non-turnaround assets	150		
section I Total	190	2369497	2589440
II CURRENT ASSETS			
Stocks	210	88677	90451
including: raw material, materials and other similar values (10,12,13,16)	211	66909	78830
rearers and fatteners (11)	212		
work-in-progress costs (distribution costs) (20,21,23,29,30,36,44)	213	26	
finished goods and goods for resale (16,40,41)	214	15165	5164
goods shipped (45)	215	1676	
expenditures of future periods (31)	216	4901	6457
other stocks and expenses	217		
VAT for acquired values (19)	220	11102	43212
Receivables (payments expected in more than 12 months after accounting date)	230		
including: buyers and customers (62,76,82)	231		
receivable accounts (62)	232		
debts of affiliated and dependent societies (78)	233		
advance payments given (61)	234		
other debtors	235		
Receivables (payments expected within 12 months after accounting date)	240	363179	338654
including: buyers and customers (62,76,82)	241	274585	257503
receivable accounts (62)	242	194	82
debts of affiliated and dependent societies (78)	243		
debts of participants (founders) on payments in charter capital (75)	244		
advance payments given (61)	245	12884	17857
other debtors	246	75516	63192
Short-term financial investments (56,58,82)	250	169	94
including loans given to the organizations for the term of not less than 12 months	251		
own shares redeemed from shareholders	252	169	94
other short-term financial investments	253		
Money resources	260	19441	18623
including:			

cash (50)	261	1577	2087
settlement accounts (51)	262	16447	15622
currency accounts (52)	263		
other money resources (55,56,57)	264	1417	914
Other current assets	270		
section II Total	290	482568	491034
BALANCE (sum of lines 190+290)	300	2852065	3080474

LIABILITIES	Code	На начало года	На конец года
1	2	3	4
III CAPITAL AND RESERVES			
Charter capital (85)	410	583388	583388
additional capital (87)	420	1283973	1080285
reserve capital (86)	430	58798	58798
including: reserve funds formed in conformity with the legislation	431	58798	58798
the reserves formed in conformity with constituent documents	432		
Social funds (88)	440	34669	313
Target financing and inpayments (96)	450		
Retained income of prior years (88)	460	330695	564240
Uncovered loss of prior years (88)	465		
Retained income of report year(88)	470		280678
section III Total	490	2291523	2567702
IV LONG-TERM LIABILITIES			
Borrowed funds (92,95)	510	56970	6406
including: credits of banks subject to repayment in more than 12 months after accounting date	511		
other loans subject to repayment in more than 12 months after accounting date	512	56970	6406
Other long-term obligations	520	183149	
section IV Total	590	240119	6406
V SHORT-TERM LIABILITIES			
Borrowed funds (90,94)	610		146321
including: credits of banks	611		1663
other loans	612		144658
Accounts payable	620	215332	307161
including: suppliers and contractors (60,76)	621	60106	94526
bills for payment (60)	622		
debts to affiliated and dependent societies (78)	623		
arrears of wages (70)	624	8475	11874
Debts to the state extrabudgetary funds(69)	625	8069	9331
debts to the budget (68)	626	44312	34627
advance payments received (64)	627	16436	23394
other creditors	628	77934	133409
Income payments arrears (75)	630	71573	6146
Incomes of future periods (83)	640	21808	46738
Reserves for future expenses (89)	650	11710	
Other short-term liabilities	660		

section V Total	690	320423	506366
БАЛАНС (sum of lines 490+590+690)	700	2852065	3080474

Information about values on off-balance-sheet accounts

Item	Code of line	By the beginning of the accounting period	By the end of the accounting period
1	2	3	4
rented fixed assets (001)	910	5494	5494
including on leasing terms	911	2578	5494
commodities and material assets accepted in trust custody (002)	920	62	1925
goods accepted on commission terms (004)	930		69
Accounts receivable of insolvent debtors written off as a loss (007	940	32074	35959
Security for obligations and payments received (008)	950		
Security for liabilities and payments given (009)	960		251785
Deterioration of available housing (014)	970	736	1155
Depreciation of objects of land improvement and other similar objects (015)	980		
Registered high-security forms	990	5117	4496

PROFIT AND LOSS STATEMENT

		Codes		
	Form № 2 OKUD	0710002		
За 2001 г.	Date (year, month, day)	2002	03	25
Organization: Open joint-stock company « Svyazinfrom « of the Nizhniy Novgorod Region	OKPO	01142788		
Branch (kind of activity): Telecommunication	INN	5260901817		
Organization legal form: Open joint-stock company	OKPO	52300		
Management body of the state property: Open joint-stock company	OKOPF/OKFS	47	16	
Unit of measurements: one thousand Rubles.	OKEI	384		

Approval date:

Submission date (acceptance): 25.03.2002

Item	Code of line.	accounting period	similar period of prior year
1	2	3	4
I. Incomes and operation expenditures			
Proceeds (net) from realization of goods, production, works, services (minus VAT, excises and similar obligatory payments)	010	1705995	1401431
cost price from realization of goods, production, works, services	020	(1105969)	(943442)
Total profit	029	6000026	457989
Trade costs	030	(12134)	(8962)
Administrative costs	040	-	-
trading profit (loss) (line (010-020-030-040))	050	587892	449027
II. Operational incomes and costs			
Interests receivable	060	341	404
Interests due	070	(8253)	
Incomes of participation in other organizations	080	6644	3011
Other operational incomes	090	24511	15579
Other operational expenses	100	(39377)	(47787)
III. Non-operating incomes and expenses			
Other non-operating incomes	120	58139	60250
Other non-operating expenses	130	(138799)	(68309)

Profit (loss) before taxes (lines 050+060-070+080+090-100+120-130)	140	491098	412175
profit tax	150	(210420)	(109845)
Profit (loss) from usual activity	160	280678	302330
IV.Extraordinary incomes and expenses			
Extraordinary incomes	170	-	-
Extraordinary expenses	180	-	-
Net profit (lines 160+170-180)	190	280678	302330
For reference: Dividends per share: preferred	201	0,00095	0,00104
common	202	0,00285	0,00311
sums of dividends assumed per share in the following accounting year: preferred	203	0,00055	
common	204	0,00165	

Explanation of separate profits and losses

Item	Code стр.	За отчетный период		За аналогичный период предыдущего года	
		прибыль	убыток	прибыль	убыток
1	2	3	4	5	6
Fines, penalty fees and penalties recognized or on which decisions of court (arbitration court) on their collecting are received	210	3724	(144)	2428	(248)
Profit (loss) of prior years	220	1570	(3240)	1645	(1550)
Compensation of damage, caused by a default on obligations or inadequate execution of obligations	230	130	(29)	408	
Exchange rate differences in forex operations	240	16278	(14243)	33676	(27537)
Decrease in the cost price of inventories by the end of the accounting period	250	X		X	
Writing-off of payables and receivables, on which the limitation period has expired	260	2828	(5254)	6057	(13892)
	270				

REPORT ON CHANGES OF THE CAPITAL

The form № 03 OKUD

CAPITAL FLOW STATEMENT

			CODES	
		Form № 03 OKUD	0710003	
	2001	Date (year, month, day)	2002	03 25
Organization	OJSC " Nizhegorodsvyazinform "	OKPO	01142788	
Identification number of the tax bearer	5260901817	INN	5260901817	
Activities		OKDP	52300	
Form of incorporation /pattern of ownership		OKOPF/OKFS	47	16
Measurement unit:	thousand Rubles.	OKEI	384	

Item	Code of line.	Balance by the beginning of one report year	Report year receipts	Report year expenses	End of report year balance

1	2	3	4	5	6
I. CAPITAL Charter capital (reserve capital)	010	583388			583
Additional capital	**020**	**1283973**	**130208**	**(333896)**	**1080**
Revaluation surplus	**021**	**1150354**	**1156**	**(283025)**	**868**
Reserve fund	**030**	**58798**			**58**
Reserves formed according to constituent documents	**040**				
Retained income of prior years - total	**050**	**330695**	**233545**		**564**
including: source of financing of capital investments for industrial purpose	**051**				
	052				
	053				
	054				
Retained income	**055**		**280678**		**280**
Social funds	**060**	**34669**		**(34356)**	
Section I Total	079	**2291523**	**644431**	**(368252)**	**2567**
II. Reserves for future expenses - total	080	**11710**	**21156**	**(32866)**	
including: for holidays	**081**				
for repair of fixed assets	**082**				
for insurance	**083**				
for the annual bonus	**084**	**11710**	**21156**	**(32866)**	
other (to explain)	**085**				
	086				
Section II Total	089	**11710**	**21156**	**(32866)**	
III. Estimated reserves - total	090				
including: reserve for doubtful debts	**091**				
for securities	**092**				
Section III Total	099				

IV. Capital flow <>*

Item	**Code of line.**	**Report Year**	**Prior year**
1	2	3	4
Size of the capital by the beginning of the accounting period	**100**	**2291523**	**1263**
Increase in the capital - total	**110**	**280713**	**1174**
including: due to an additional share issue	**111**		
due to reassessment of assets	**112**		**871**
due to a gain of property	**113**		

due to reorganization of the legal person (merge, connection)	114		
due to incomes which according to rules of book keeping and reporting concern directly the capital increase	115		
other inpayments	116	280713	302
Decrease of the capital - total	120	(4534)	(1461
including: due to decrease of face value of shares	121		
due to decrease of amount of shares	122		
due to reorganization of the legal person (division, splitting)	123		
due to expenses which according to rules of book keeping and reporting concern directly the capital decrease	124		
other retirements	125	4534	146
Size of the capital by the end of the accounting period	130	2567702	2291

<*> Filled and submitted in accounting reporting only by economic companies and societies.

Item	Code of line.	Balance by the beginning of one report year	Report year receipts	Report year expenses	End of report ye balance
1	2	3	4	5	6
Target financing and inpayments - total	140		54920	(54920)	
including: from the budget	141		54920	(54920)	
extrabudgetary funds	142				
legal persons	143				
physical persons	144				
other (to explain)	145				

Reference

Item	Code of line.	Balance by the beginning of one report year		End of report year balance	
1	2	3		4	
Net assets	150	2313156		2614341	
		From the budget		From extrabudgetary funds	
		report year	prior year	report year	prior year
1	2	3	4	5	6

received for: operation expenditures – total	160	35015	22595		
including: for preferential categories of citizens	161	34958	22491		
other (to explain)	162	57	104		
	163				
Capital investment in non-current assets	170	19905	17538		
including: construction of objects	171		42		
purchase of equipment	172	19905	17496		
other (to explain)	173				
ащк the purposes connected to force majeure	180				

REPORT ON MOVEMENT OF MONEY RESOURCES

CODES

REPORT ON MOVEMENT OF MONEY RESOURCES

		CODES
2001	Form № 04 OKUD	0710004
	Date (year, month, day)	2002 / 03 / 25
organization OJSC " Nizhegorodsvyazinform "	OKPO	01142788
Identification number of the tax bearer 5260901817	INN	5260901817
Activities	OKDP	52300
Form of incorporation a/pattern of ownership	OKOPF/OKFS	47 / 16
Measurement unit: thousand Rubles.	OKEI	384

Item	Code of line.	Sum	wherefrom		
			current activity	investment activity	financial activity
1	2	3	4	5	6
1. Balance of money resources by year opening	010	19441	X	X	X
2. Money earnings – total	020	2002621	1996038	6583	
including: receipts from goods, production, works and services	030	1649805	1649805	X	X
receipts from fixed assets and other property	040	5023	5023		

advance payments, received from buyers (customers)	050			X	X
budgetary assignments and other target financing	060	42960	42960		
gratis	070				
credits received	080	20000	20000		
loans received	085				
dividends, interest of financial investment	090	6583	X	6583	
other inpayments	110	278250	278250		
3.Assigned money resources – total	120	(2004353)	1492996	71671	
including: for payment of received goods, works, services	130	703405	667118	36287	
for remuneration of labor	140	303167	X	X	X
including income tax	141		X	X	X
deductions to the state extrabudgetary funds	150	136519	X	X	X
for delivery of sums to be accounted for	160	14617	14617		
for delivery of advance payments	170	267	267		
for payment of individual share in construction	180		X		X
for payment of machines, equipment and vehicles	190	18020		18020	X
for financial investment	200		X		
for payment of dividends, interest on securities	210	17364	X	17364	
including tax	211		X		
on settlements with the budget	220	299427	299427	X	
on payment of interest and capital on received credits, loans	230	113022	113022		
other payments, transfers, etc.	250	398545	398545		
4. Balance of money resources by the end of accounting period	260	17709	X	X	X
FOR REFERENCE: From line 020 arrived by way of cash settlement (except the data in line 100) – total	270	856696			
including settlements: with legal persons	280	161608			
with physical persons	290	695088			
wherefrom with application: of cash registers	291	548689			
registered high-security forms	292	146399			
other	293				
Available money resources: arrived from bank to cash department of the organization	295	50978			
handed over to bank from cash department of the organization	296	655991			

SUPPLEMENT TO BALANCE SHEET

	CODES
Form № 05 OKUD	0710005

2001

Organization	OJSC " Nizhegorodsvyazinform "	Date (year, month, day)	2002 | 03 | 25
		OKPO	01142788
Identification number of the tax bearer	5260901817	INN	5260901817
Activities		OKDP	52300
Form of incorporation / a pattern of ownership		OKOPF/OKFS	47 | 16
Measurement unit:	thousand Rubles.	OKEI	384

1. BORROWED FUMDS MOVEMENT

Item	Code of line.	Balance by the beginning of report year	Receipts	Repaid	End of report year balance
1	2	3	4	5	6
Lomg-term credits	110				
including: not extinguished in time	111				
Long-term loans	120	56970	6406	(56970)	6406
including: not extinguished in time	121				
Short-term credits	130		20000	(18337)	1663
including: not extinguished in time	131				
Short-term loans	140		46270		46270
including: not extinguished in time	141				

2. ACCOUNTS PAYABLE AND RECEIVABLE

Item	Code of line.	Balance by the beginning of report year	obligations arisen	obligations repaid	End of report year balance
1	2	3	4	5	6
Accounts receivable: short-term	210	363179	460644	(4631169)	338654
including delayed	211	212773	1443939	(1486515)	170197
over 3 months before report date	212	130287	703803	(737414)	96676
long-term	220				
including delayed	221				
over 3 months before report date	222				

from line 220 the debts, payments on which are expected in more than 12 months after accounting date	223				

Item	Code of line.	Balance by the beginning of report year	obligations arisen	obligations repaid	End of report year balance
1	2	3	4	5	6
Accounts payable: short-term	230	215332	3794782	(3783270)	226844
including delayed	231	79445	691834	(704724)	66555
over 3 months before report date	232	40019	316544	(310889)	45674
long-term	240	183149	122714	(219140)	86723
including delayed	241		84753	(7838)	76915
over 3 months before report date	242		84753	(7838)	76915
from line 240 the debts, payments on which are expected in more than 12 months after accounting date	243		45631		45631
Security: received	250				
including from the third party	251				
given	260		251785		251785
including to the third party	261				

REFERENCES TO SECTION 2

Item	Code of line.	Balance by the beginning of report year	obligations arisen	obligations repaid	End of report year balance
1	2	3	4	5	6
1) Movement of bills Bills issued	262				
including expired	263				
Bills received	264	194	19642	(19754)	82
including expired	265				
2) Accounts receivable on finished production (works, services) with the actual cost price	266	1676		(1676)	

3) The list of organizations - the debtors having the greatest debts

		End of report year balance	
name of organization	Code of line.	TOTAL	Includingдлительностью свыше 3 мес.
1	2	3	4
Budgetary organizations	270	23182	11639
Agriculture	271	9376	6865
MINISTRY OF INTERNAL AFFAIRS DEPARTMENT OF INTERNAL AFFAIRS	272	19223	13281
Physical persons	273	89685	5204
Administration	274	9362	4819
FEDERAL AGENCY FOR GOVERNMENT COMMUNICATION AND INFORMATION	275	2091	1793
Industry	276	98917	25197
Establishments of Ministry of Defense	277	5513	2117
Broadcasting companies	278	57	4
	279		

4) List of organizations – the creditors having the greatest debts

		End of report year balance	
name of organization	Code of line.	TOTAL	Including duration over 3 months
1	2	3	4
Settlements with OJSC " Rostelecom"	280	15546	
contracts for equipment	281	104794	104794
VAT Settlements (account 76)	282	40257	14396
With extrabudgetary funds	283	18746	16203
Settlements on leasing	284	41310	41310
Settlements on debts for equipment	285	51879	41628
	286		
	287		
	288		

3. DEPRECIABLE PROPERTY

Item	Code of line.	Balance by the beginning of report year	arrived (installed)	retired	End of report year balance
1	2	3	4	5	6
I.INTANGIBLE ASSETS Rights on objects of intellectual (industrial) property	310	1548	1257	(558)	2247

Including the rights arising: from copyrights to products of science, literature, art and objects of the adjacent rights, to software, databases, etc.	311	1512	1245	(550)	2207
from patents for inventions, industrial samples, selection achievements, from certificates on useful models, trade marks and service marks or license contracts on their use	312	36	12	(8)	40
from the rights to "know-how"	313				
Rights on using separate natural objects	320	1		(1)	
Re-orgamization expenses	330				
Business reputation of the organization	340				
Other	349	757		(582)	175
Total (sum of lines 310+320+330+340+349)	350	2306	1257	(1141)	2422

Item	Code of line.	Остаток на начало отчетного года	Поступило (введено)	Выбыло	Остаток на конец отчетного года
1	2	3	4	5	6
II.FIXED ASSETS ground areas and nature objects	360	86			86
Buildings	361	715114	15489	(2905)	727698
Constructions	362	272891	34690	(389)	307192
Machines and equipment	363	2831631	264226	(22840)	3073017
Vehicles	364	72582	7515	(3192)	76905
Industrial and economic stock	365	7924	1101	(126)	8899
Working cattle	366				
Productive livestock	367				

Planted areas	368				
Other fixed assets	369	1366	798	(499)	1665
Total (sum of lines 360 - 369)	370	3901594	323819	(29951)	4195462
including: industrial	371	3891965	322195	(28566)	4185594
non-productive	372	9629	1624	(1385)	9868
Unvaluable and quickwearing objects - total	373	62032	52047	(82420)	31659
including: in warehouse	374	8718	25656	(27338)	7036
In operation	375	53314	26391	(55082)	24623
III. PROFITABLE INVESTMENT IN MATERIAL ASSETS Property for leasing	381				
The property given under the contract of hire	382				
Other	383				
Total (sum of lines 381-383)	385				
Trust property	386				

REFERENCE TO SECTION 3

Item	Code of line.	By the beginning of report year	By the end of report year
1	2	3	4
From line 371, columns 3 and 6 it is transferred for rent - total	387	1125	1125
including: buildings	388	386	386
constructions	389		
vehicles	390		
other (to explain)	391	739	739
It is transferred for preservation	392	913	

Own funds of the organization - total	410		240631	(240631)	
including: source of financing of capital investment	411		80000	(80000)	
amortization of fixed assets	412		160296	(160296)	
Amortization of intangible assets	413		335	(335)	
Borrowed funds - total	420		74482	(74482)	
including: credits of banks	421				
borrowed funds of other organizations	422				
individual share in construction	423				
from the budget	424		19905	(19905)	
from extrabudgetary funds	425				
other (to explain)	426		54577	(54577)	
Total - own and borrowed funds (sum of lines 410 and 420)	430		315113	(315113)	
For reference: uncompleted construction	440	130241	356244	(316066)	170419
Investment into affiliated societies	450	4			4
Investment into dependent societies	460	12762			12762

5.FINANCIAL INVESTMENT

item	code of line	long-term		Short-term	
		By the beginning of report year	By the end of report year	By the beginning of report year	By the end of report year
1	2	3	4	5	6
Equity participation and shares of other organizations	510	25603	25991		
Bonds and other liabilities	520				
given loans	530	500	328		
Other (to explain)	540				
For reference. At market cost of the bond and other securities	550				

6.OPERATION EXPENDITURES

наименование показателя	Code of line.	Report year	Prior year
1	2	3	4
Material costs	610	103170	95046
Including: raw material and materials	611	48317	47803
fuel and energy	612	46894	40468
spare parts	613	7959	6775
Wage costs	620	346994	255332
Fringe benefit expenses	630	124781	98986
Amortization	640	159853	134625
Other expenses	650	383305	368415
Including: the taxes included in expenses	651	21952	39618
rent	652	11859	8682
preparation and retraining of personnel	653	1480	942
Total expenses	660	1118103	952404
Change of the balances (a gain (+), decrease (-)): work in progress	670	(26)	(117)
expenditures of future periods	680	1556	3683
reserves for future expenses	690	(11710)	494

7.SOCIAL COSTS

Item	Code of line.	Due	Expenses	Transferred to funds
1	2	3	4	5
Deductions in the state extrabudgetary funds: to Social insurance fund	710	17428	(10035)	7780
to the Pension fund	720	115210	X	113866
to Employment fund	730		X	331
for medical insurance	740	14836	X	14542
Deduction to non- state pension funds	750	4458	X	4309
Insurance payments under contracts of voluntary insurance of pensions	755			
Average number of workers	760	8806		
Monetary payments and the incentives which have been not connected to production, performance of works, rendering of services	770	11837		
Income from shares and contributions to property of the organization	780	11826		

REPORT ON EXECUTION OF THE ESTIMATE OF INCOMES AND EXPENSES OF BUDGETARY FUNDS

form № 02

January 1, 2002

OKUD	050300
Date	2002 03
OKPO	0144
PPP	
FKP	
KCSR	
KBP	
OKUD	2
OKEI	38

Establishment, other organization receiving budgetary funds of OJSC "Nizhegorodsvyazinform"

CEO (manager)

Section and subitem 2301

Target article 500

Kind of expenses 380

Periodicity: July 1, October 1, annual

Measurement unit: thousand Rubles.

Item	Code of line.	Code of item	authorized budgetary appropriations for the year (LBO)	balances on 01.01.2001	financed in the current year	Cash expenses	Actual expenses	Return of the unused balances of funds *)	Остатки на 01.01
	1	2	3	4	5	6	7	8	9
The basic salary of civil employees	010	110111							
The extra bonus to wages, additional remuneration of labor, other monetary payments to civil employees	020	110112							
Payment of annual holidays of civil employees	030	110115							
Salaries of the military	040	110121							
Monthly and other extra bonus	050	110122							
Other additional monetary payments	060	110123							
The severance pay at dismissal	070	110130							
Remuneration of labor of non-staff employees	080	110140							
Insurance payments in the Social insurance fund of the Russian Federation, the State employment fund of the Russian Federation, funds of obligatory medical insurance	090	110210							
Insurance payments in the Pension fund of the Russian Federation	100	110220							
Stationary, materials and objects for the current economic purposes	110	110310							
Medicines and dressing means	120	110321							
Other medical expenses	130	110322							
Upholstery	140	110331							

Clothing (clothing allowance)	150	110332							
Indemnification for clothing (clothing allowance)	160	110333							
Miscellaneous costs of upholstery and clothing (clothing allowance)	170	110334							
Food acquisition	180	110341							
Compensation for food supply	190	110342							
Communal feeding	200	110343							
Miscellaneous costs of food supply	210	110344							
Other expendables and supplies	220	110350							
Оплата мебели, казарменного и прочего инвентаря	230	110360							
Payment for special fuel and oil materials	240	110370							
Compensation payments to workers	250	110410							
Miscellaneous costs for business trips and service travels	260	110420							
Traveling expenses and daily allowances due to service posting	270	110430							
Traveling allowance for a leave travel (on private business)	280	110510							
Military passenger transportation	290	110520							
Military freight traffic	300	110530							
Special purpose transportation	310	110540							
Other transport services	320	110550							
Payment of rent of communication channels	330	110610							
Payment of services of communication (phone bonus)	340	110620			54870,000	(54870,000)	(54870,000)		
Payment of other communication services	341	110630							
Payment for maintenance of premises	350	110710							
Payment for heating and technological needs	360	110721							
Payment for consumption of gas	370	110722							
Payment for consumption of boiler and furnace fuels	380	110723							
Payment for consumption of electric power	390	110730							
Payment for domestic water supply	400	110740							
rental of premises	410	110750							
Payment for public utility benefits	420	110760							

Other municipal services	430	110770							
Payment for geological exploration	440	110800							
Payment of building design services	450	110900							
Payment of services of scientific research organizations	460	111010							
Payment of operating repair of equipment and stock	470	111020							
Payment of operating repair of buildings and constructions	480	111030							
Other operational expenditure	490	111040	50,000		50,000	(50,000)	(50,000)		
incl. representation allowances	500	111041							
Payment for special R &D	510	111050							
Payment for special OKR	520	111060							
Payment for special purchases	530	111070							
Payment for special operation	540	111080							
Payment for special repair	550	111090							
Other operational expenses	560	111110							
miscellaneous costs connected to maintenance of fighting (functional) preparation and it is material - technical maintenance of armies (bodies, services)	570	111120							
The payment of expenses on equipment and the maintenance of educational objects and social and cultural objects	580	111130							
Subsidies to the state organizations	590	130110							
Subsidies to financial organizations	600	130120							
The losses of organizations arising at sale of the goods (works, services)	610	130130							
Other subsidies	620	130140							
Subventions	630	130150							
Funds transferred to budgets of other levels	640	130210							
Transfers to non-profitable organizations	650	130220							
Payments of pensions and grants	660	130310							
Grants	670	130320							
Other transfers to population	680	130330							
Payment benefits to military pensioners and other qualified persons	690	130340							

One-time dowries to the military and their equivalents	700	130350								
Payment of benefits and compensations to the military and their equivalents according to the current legislation	710	130360								
Obligatory state insurance	720	130370								
Medical care compensations	730	130380								
Household acquisition loans	740	130390								
Payment of services on recognition of ownership rights abroad	750	140000								
Purchase of industrial equipment and durable objects for the state enterprises	760	240110								
Purchase of non-productive equipment and durable objects for official bodies	770	240120								
Housing construction	780	240210								
Construction of industrial objects, except construction of military objects	790	240220								
Construction of non-industrial objects, except housing construction	800	240230								
Construction of military objects	810	240240								
Major overhaul of available housing	820	240310								
Capital repairs of objects of industrial purpose, including capital repairs of military objects	830	240320								
Capital repairs of objects of non-productive purpose, except capital repairs of available housing	840	240330								
Capital repairs of military objects	850	240340								
Other capital repairs	860	240350								
Purchase of commodities and material assets for the state stocks and reserves	870	250100								
Purchase of ground areas	880	260100								
Purchase of intangible assets	890	260200								
Transfers to enterprises and organizations	900	270120								

Other credits (budgetary loans) inside the country	910	380140							
Total expenses	920	800000	50,000		54920,000	(54920,000)	(54920,000)		

2002 BALANCE SHEET STATEMENT.

	Codes		
Form № 1 OKUD	0710001		
Date (year, month, day)	2001	07	30
OKPO	01142788		
OKONH	52300		
KOPF	47		
OKPO	0		
SOEI	384		
Control sum			

За 1 квартал 2002 г.
Organization: Open joint-stock company « Svyazinfrom « of the Nizhniy Novgorod Region
Branch (kind of activity): Telecommunication
Organization legal form: Open joint-stock company
Management body the state property: Open joint-stock company
Unit of measurements: one thousand Rubles.

Codes

ASSETS	Code	Year opening balance	Year closing balance
1	2	3	4
I NON-CURRENT ASSETS			\
Intangible Assets (04,05)	110		
including: organizational expenses	111		
patents, licenses, trade marks (service marks), other rights and assets similar with the listed	112		
business reputation of the organization	113		
Fixed assets (01,02,03)	120	2362485	2360045
including:			
land lots and nature objects	121	86	86
buildings, constructions, machines and equipment	122	1668486	1426704
uncompleted construction (07,08,61)	130	200980	258333
Profitable investment in material assets (03)	135		
including:			
Property for leasing	136		
	137		
Long-term financial investment (06,82)	140	26319	26305
including:			
investment into affiliated societies	141	4	4
investment into dependent societies	142	12762	12762
investment into other organizations	143	13225	13225
the loans given to the organizations for the term of more than 12 months	144	328	314
other long-term financial investment	145		
Reserve for depreciation invested in long-term securities (59)	147		
Other non-current assets	150		
Section I Total	190	2589784	2644683
II CURRENT ASSETS			
Stocks	210	90109	98925
including: raw material, materials and other similar values (10,15,16)	211	76285	81381
including:			

materials(10)	2110	75937	80959
reserve for deprecication of material values (14)	2111		
deviations in cost of material assets (16)	2112	348	422
rearers and fatteners (11)	212		
work-in-progress costs (distribution costs (20,21,23,29,30,36,44)	213		
account 30	2133		
account 46	2135		
goods from resale	214	5265	6445
finished goods and goods for resale (40,41)	215		
goods shipped (45)	216		
expenditures of future periods (31)	217	8559	11099
other stocks and expenses	218		
VAT on values acquired (19)	220	43212	42911
Accounts receivable (payments on which are expected in more than 12 months after accounting date)	230		
including: buyers and customers (62,76,82)	231		
bills receivable (62)	232		
debts of affiliated and dependent societies (78)	233		
advance payments given (61)	234		
other debtors	235		
Accounts receivable (payments on which are expected within 12 months after accounting date)	240	337454	374873
including: buyers and customers (62,76,82)	241	253986	277635
reserves for doubtful debts(63)	2412		
bills receivables (62)	242	82	204
debts of affiliated and dependent societies (78)	243		
debts of participants (founders) on payments in a charter capital (75)	244		
other debtors	246	83386	97034
Short-term financial investment (56,58,82)	250	94	249
including investment into dependent societies	251		
own shares redeemed from shareholders	252	94	187
other short-term financial investments	253		
short-term financial investments(58)	254		62
reserves for depreciation of investments in short-term securities (59)	255		
Money resources	260	18663	49001
including: cash (50)	261	2176	2489
from lines 261 including.			
monetary documents	2611	89	168
settlement accounts (51)	262	15621	35535
currency accounts (52)	263		
other money resources (55,56,57)	264	826	10977
Other current assets	270		
Section II Total	290	489422	565959
BALANCE (sum of lines 190+290)	300	3079276	3210642

LIABILITIES	Code		
1	2		

IV CAPITAL AND RESERVES			
Charter capital (85)	410	583388	583388
additional capital (87)	420	1080285	1080285
reserve capital (86)	430	58798	58798
including: reserve funds formed in conformity with the legislation	431	58798	58798
reserves, formed according to constituent documents	432		
Social funds (88)	440	313	313
Target financing and inpayments (96)	450		
Retained profit of prior years (88)	460	844918	844918
Retained income of report year	470		146384
undistributed loss of report year	480		
Section V Total	490	2567702	2714086
V LONG-TERM LIABILITIES			
Borrowed funds (92,95)	510	6406	9857
including: credits of banks subject to repayment in more than 12 months after accounting date	511		
the other loans subject to repayment in more than 12 months after accounting date	512	6406	9857
Other long-term liabilities (under contracts)	520	76915	68916
Section V Total	590	83321	78773
VI SHORT-TERM LIABILITIES			
Borrowed funds (90,94)	610	146321	129146
including: credits of banks	611	1663	
other loans	612	144658	129146
Creditor debts	620	229049	230413
including: suppliers and contractors (60,76)	621	55534	65073
bills payable (60)	622		
debts to affiliated and dependent societies (78)	623		
remuneration of labor (70)	624	11874	16696
social insurance and security (69)	625	9331	7916
debts to the budget (68)	626	35182	37325
advance payments received (64)	627	23394	16259
other creditors	628	93734	87144
Dividend Settlements (75)	630	6146	5976
Incomes of the future periods (83)	640	46737	52248
Reserves for future expenses and payments (89)	650		
Other short-term liabilities	660		
Section VI Total	690	428253	417783
БАЛАНС (sum of lines 490+590+690)	700	3079276	3210642

Information on presence of the values which are taken into account on extra-balance-sheet accounts

Item	Code of line	By the beginning of the accounting period	By the end of the accounting period
1	2	3	4
rented fixed assets(001)	910	5494	5494
including on leasing	911	5494	5494
commodities and material assets accepted for trust custody (002)	920	1925	3911
goods accepted for commission(004)	930	69	548

Accounts receivable written off as a loss of insolvent debtors(007)	940	35959	34099
Security for liabilities and payments received(008)	950		
Security for liabilities and payments given(009)	960	251785	251785
Depreciation of available housing(010)	970	1155	10157
Depreciation of objects of land improvement and other similar objects(010)	980		10440
Registered high-security forms	990	4496	3884

PROFIT AND LOSS STATEMENT

		Codes		
	Form № 2 OKUD	0710002		
Quarter 1, 2002	Date (year, month, day)	2002	03	25
Organization: Open joint-stock company « Svyazinfrom « of the Nizhniy Novgorod Region	**OKPO**	01142788		
Branch (activity): Telecommunication	**INN**	5260901817		
Organization legal form: Open joint-stock company	**OKPO**	52300		
Management body the state property: Open joint-stock company	**OKOPF/OKFS**	47	16	
Unit of measurements: one thousand Rubles.	**OKEI**	384		
	Approval date			
	Submission (acceptance) date	29.04.2002		

Item	Code of lime	accounting period	similar period of the prior year
1	2	3	4
I.Incomes and operation expenditures			
Proceeds (net) from realization of goods, production, works, services (minus of VAT, excises and similar obligatory payments)	010	529889	386788
cost price of realization of goods, production, works, services	020	309721	245333
Total profit	029	220168	141455
Trade costs	030	4407	2401
Administrative costs	040		
Profit (loss) on realization (line (010-020-030-040))	050	215761	139054
II.Operational incomes and expenses			
Interest receivable	060	139	100
Interest due	070	885	2637
Income of participation in other organizations	080		1
Other operational incomes	090	479	5003
Other operational expenses	100	10233	11024
III.Non-operating incomes and expenses			
Other non-operating incomes	120	5381	9735
Other non-operating expenses	130	19205	16060
Profit (loss) before taxes (050+060-070+080+090-100+120-130)	140	191437	124172
profit tax	150	47162	49498
Profit (loss) on common activity	160	146384	74674
IV. Extraordinary incomes and expenses			
Extraordinary incomes	170		
Extraordinary expenses	180		
Net profit (160+170-180)	190	146384	74674
For reference: **Dividends per share:** **preferred**	201		
common	202		
Sums of dividends per share assumed in the following accounting year: **preferred**	203		

common	204	

Explanation of separate profits and losses

Item	Code of line	accounting period		similar period of prior year	
		profit	loss	profit	loss
1	2	3	4	5	6
Fines, penalty fees and penalties recognized or on which decisions of court (arbitration court) on their collecting are received	210	2511	161	1089	100
Profit (loss) of prior years	220	467	1217	746	920
compensation of damage, caused by default or inadequate execution of obligations	230				
Exchange rate differences on forex operations	240	301	3246	6505	2724
Decrease in the cost price of material industrial stocks on the end of the accounting period	250				
Writing-off of payables and receivables on which the limitation period has expired	260	779	426		7
	270				

Supplement to item 33

General development of the branch

The telecommunication sector is a dynamically developing sector of Russia, the potential of which is estimated very high.

The stability of telecommunication sector is determined by the following factors:

Constant clientele:

commercial companies,

state organizations,

Physical persons (population).

Higher level of available receipts;

Introduction of constant payment for telephone calls;

Significant potential of development on the nearest years.

The priority direction in development of the communication branch of the Russian Federation is the creation of competition among telecommunication operators. There was a rapid growth of competition in the last years.

There is a re-organization in the telecommunication branch, that is creation of 7 inter-regional companies. The "Volga" Association will consist of 11 Volga Region operators. OJSC "Nizhegorodsvyazinform", the largest operator in the telecommunication market of the region, will take over the other companies: OJSC "Svyazinform" of Samara Region, OJSC Svyazinform of Penza Region, OJSC "Saratovelektrosvyaz", OJSC "Elektrosvyaz" of Ulyanovsk Region, OJSC "Udmurttelekom", OJSC "Kirovelektrosvyaz", OJSC "Martelekom" of Mariy El Republic, OJSC "Svyazinfrom" of Republic of Mordovia, OJSC "Svyazinfrom" of Chuvashian Republic, OJSC "Elektrosvyaz" of Orenburg Region.

The basic kinds of production (services).
The basic kinds of activity and their share in aggregate profits. (2001).

Local telecommunication - 42,2 %.
Inter-city and international telecommunication - 52,6 %.
Documentary communication - 2,8 %.
Wire droadcast - 2,4 %.

The basic suppliers

name	Share in total amount of deliveries, thousand rubles.	Share in total amount of deliveries, %
1. CJSC "Krasnaya Zarya", Saint Petersburg	26702	13,4
2. "Factory G.I. Petrovskiy", N. Novgorod	17013	8,5
3. CJSC "AKKU-Vertrieb", Moscow	1824	0,9
4. CJSC "Sokol-ATS", Belgorod	2183	1,1
5. EZNP & SKB of RAS, Chernogolovka, Moscow Region.	7269	3,6
6. LLC "Intercross", Ryazan	5670	2,8
7. LLC "Local Networks", Moscow	7084	3,6
8. Import suppliers	*114635*	*57,5*
including		
ATX Arzamas, "Iskratel" Slovenia	20351	11,6
Dzerzhinsk, "Alcatel" Germany	9331	8,1
N.Novgorod "Sumitomo" Corporation	9397	8,1

In 2001, the import deliveries of equipment made 57.5 %. The specified sources of equipment deliveries are considered reliable also in the future due to steady economic relations among the named firms and the issuer.

Tariff politics

The issuer, providing communication service, receives the basic part of its profit from the following sources:

- **monthly fixed subscriber's fee,**
- **time-based billing;**
- **payment for installation of new telephone lines.**

The size of the fixed subscriber's fee is established by the Ministry of Antimonopoly Policy of Russia.

Tariffs for international and long distance calls are determined by OJSC " Rostelecom ".

Seasonal fluctuations in the issuer's activity

The basic activities of the issuer are not activities of seasonal nature.

Commodity markets for the issuer's production (jobs, services)

Nizhniy Novgorod and the Nizhniy Novgorod Region.

Practice of activity concerning the stocks

Practice of activity concerning the stocks is not essentially important for the basic operation of the issuer in providing various communication services.

The basic competitors

There are more than 10 alternative operators in the segment of traditional communication services. The total share of the market occupied by them is insignificant, there is no severe competition in the market of traditional communication services.

The sector of new services is competitive enough, in particular the INTERNET. In this segment, 12 Internet – providers are operating. Actively developing the INTERNET services, OJSC "Nizhegorodsvyazinform" now occupies a leading position in the market.

Supplement to item 35

Plans for the future operation of the issuer.

According to the plan for development of the issuer, in 2002 the job will be continued with the aim of further development of communication facilities. The capital construction plan for 2002 provides to assign 383563 thousand rubles, it is assumed to commission fixed assets for the sum of 412973 thousand rubles. Financing of capital investment will be carried out using own funds, funds of physical persons, the credit of the import equipment suppliers, leasing.

The plan provides the construction of profitable objects targeted at development of business, their share in total amount makes more than 91,2 % in investment financing. In 2002, it is planned to commission:

- **Automatic telephone exchanges with the total capacity of 55,8 thousand numbers, including:**
  - **city networks – 54.8 thousand access lines**
  - **rural networks – 1.0 thousand access lines**
- **Telecommunication Center Building – 13.9 thous. m^3,**

To construct FOL 153 km long, the construction of new digital automatic telephone exchanges with ISDN functions will be also continued.

It is planned:

- **The second stage of the project called «Construction of a data network in N.Novgorod»;**
- **to upgrade the inter-city ATX with capacity of 10890 channels;**
- **The reconstruction of the telegraph with design capacity of 877 telephone terminals;**

- Transformation of six--digit numbering in Nizhniy Novgorod urban telephone network to a 7 –digit numbering.

Supplement to item 43

The process of reorganization of OJSC "Nizhegorodsvyazinform" is carried out according to the schedule made and authorized together with the financial adviser of the enterprise, CJSC "Gamma – Capital".

According to the plan, a number of actions has been carried out:

- Calculation of cost of the companies,
- Calculation of factors of converting,
- prices of the redemption of shares,
- Mechanisms of property transfer
- and a lot of other questions.

From the beginning of reorganization job, it has been carried out more than ten meetings and sessions of acceptance committee working groups on which preliminary results of calculations of cost of the companies and factors of converting have been considered. Adjustment of the received results is carried out, take-over contract drafts and the transfer act are coordinated. Factors of converting have been approved at the session of Acceptance Committee and the Boards of Directors of the companies.

The General stockholders' meetings in all reorganized companies in October - November where stockholders have voted for connection to OJSC "Nizhegorodsvyazinform" by an overwhelming majority of vote (98 and more percent) was a significant event of 2001.

At the present moment, the share redemption procedure from an insignificant part of the stockholders who have voted against association is completed in all companies.

Registries of stockholders of all reorganized companies are transferred to the Unitary Registrar of Joint-Stock Company "Registrar - Svyaz".

. Now there is a final coordination of conditions of fulfillment of the transaction on connection of the regional companies to OJSC "Nizhegorodsvyazinform". Then, its 10 branches will be opened and their heads will be appointed.

Supplement to item 45

Name and location of object	Years of construction	Design capacity	OKB estimated cost	Cost estimate of construction and installation
Inter-city telephone and telegraph communication				
FOL "Arzamas-Shatki-Lukoyanov"	2000-2001	70 km	17378	8955
FOL "Kstovo-Lyskovo-Sergach"	2001-2002	153 km	22653	16601
RRL Gorodets-Chkalovsk-Sokolskoye	2001	61,6 km	1557	-
Civil construction				
Telecom Center Building, Pavlovo	1998-2001	13.9 thous. m^3	22500	22303
Telecom Center Building, Voznesenskoye	2000-2002	3.5 thous. m^3	2856	2797
Telecom Center Building, Chkalovsk	2000-2001	9.2 thous. m^3	18165	18150

Telecom Center Building, Murashkino	2000-2002	6.2 thous. m^3	15913	15763
Telecom Center Building, Knyaginino	2001-2003	3.5 thous. m^3	9432	9432
Telecom Center Building, Sokolskoye	1998-2000	4.5 thous. m^3	16282	15174
Telecom Center Building, Dom Svyazi, Dzerzhinsk	2000-2001	5.9 thous. m^3	11225	11220
Non-productive construction				
Actions within the framework of the President's program "Russian People's Phone"	2001	27047№№	128979	43781
City telephone network				
ATC - 76 N.Novgorod	2001	7000№№	19148	6526
ATX - 94/1,5 N.Novgorod	2001	1500№	3593	1398
ATX 71/1,2 N.Novgorod	2001	9952№№	69710	26800
ATX Doskino	2001	512№№	5486	4236
ATX Pravdinsk	2001	2048№№	3791	1096
ATX Arzamas	2001-2002	4544№	21466	5594
ATX Lukoyanov	2001-2002	3072№№	13440	6000
ATX 28/5 Dzerzhinsk	2001	731№№	882	176
ATX 25/27 Dzerzhinsk	2001-2002	3424№№	13415	4340
ATX Sharanga	2001	2048№№	11034	3244
ATX Bogorodsk	2001	7864№№	18578	5450
ATX Sokolskoye	2001	2560№№	6106	777
ATX Ilyinogorsk	2001	1920№№	1597	1500
ATX Vyksa	2001	320№№	561	31
Rural Telephone Network	2001	2034№№	2023	130

Supplement to item 49

Data on formation and use of reserve and other special funds of the Issuer (thous.Rub.)..

Name of fund	*Size by the end of report quarter*	*Size of receipts of fund*	*Volume of funds used from fund in accounting quarter*	*Targets of funds use*
Reserve fund	**58798**	---	---	---
Social security fund	**34669**	---	**313**	---
Fund of consumption	---	---	---	---
Fund of accumulation	---	---	---	---

The Issuer has no financial investments in the state securities of the Russian Federation, subjects of the Russian Federation, securities of institutions of local government, bonds and other liabilities (except bills).

The Issuer has no affiliated societies.

Investment into dependent societies, and investment into shares, stock, equity of other organizations are presented in the table.

№№ item	Name of enterprise	Loans	Shares of other enterprises (thous.Rub.)	Contributions to charter capitals of other enterprises (thous.Rub.)
1	2		3	4
1.	VAO " Nizhniy Novgorod Fair "		20	
2.	Nizhniy Novgorod regional trading center "Myza"		1300	
3	Communications Development Problems Research Center			1000
4.	AOZT "Radiokom"			0,2
5.	Joint-stock investment commercial industrial construction bank of Nizhniy Novgorod Region			2664,5
6.	LLC KPF " N.N.-Rossvyazinform"			0,25
7.	LLC "Raduga-Poisk"			124,7
8.	CJSC "Nizhniy Novgorod Cellular Communication"			10814,7
9.	Nizhniy Novgorod Regional Fund for Financial and Administrative Staff Training			2
10.	CJSC " Competition and Consumers Rights Protection Agency - EKAD"			57,9
11.	CJSC "RusLeaingSvyaz"			1424
12.	LLC "The First Independent Registrar"			128,2
13.	CJSC "Nizhegorodteleservice"			1191,4
14.	Non-profit organization non-state pension fund "Doverie"			900
15.	LLC "Radio-resonance"			4,3
16.	CJSC "Rostelegraf"		8	

17.	CJSC "Transsvyaz"			160
18.	LLC PC Union Card N.Novgorod			191,3
19.	CJSC "Ericsson Svyaz"			11
20.	CJSC "Sotel-NN"			20
21.	Bank "UNEXIM-Volga"			5900
22	CJSC "Startcom"			18,5
23.	CJSC "Nizhniy Novgorod radio telephone"			50
24.	OJSC «Beloye"	328,1		
	SUBTOTAL:	328,1	1328	24663
	TOTAL:		26319,1	

The Issuer has no financial investments in the organization which are liquidated, recognized bankrupt in the due procedure established by the legislation of the Russian Federation.

Investments do not make 10 and more percent of assets of the Issuer in any of the organizations on the closing date of accounting quarter.

OJCS "VolgaTelecom"
603000 Nizhny Novgorod
M.Gorky sq., Post House
Tel. : (7 8312) 33-20-47
Fax: (7 8312) 30-67-68
№ 25-01/9-119

Date: 29. 03. 2004г.

Security and Exchange Commission
Office of International Corporate Finance
Stop 3-2
450 Fifth Street, NW
Washington, DC 20549

Re: Joint-Stock Company "VolgaTelecom", Exemption № 82-4642

Dear Sirs,

In connection with exemption of Joint-Stock Company "VolgaTelecom", according to Rule 12g3-2 (b), from requirements of the Act about securities and stock exchanges of 1934 on registration and reporting and according to the further requirements by Rule 12g3-2 (b), we submit the following information on The Company's activity:

1. Statements on essential facts affecting the Company's financial-economic activity (35 documents on 46 pages).
2. The lists of the Companies affiliates as of 01.01.2003, 31.03.2003, 30.06.2003, 30.09.2003, 31.12.2003. (5 documents on 51 page).
3. Quarterly reports of the issuer of issuing securities for quarter 1 of 2002, quarter 3 of 2002, quarter 4 of 2002, quarter 1 of 2003, quarter 2 of 2003, quarter 3 of 2003. (6 documents on 1 234 pages).
4. Minutes № 1 of extraordinary general meeting of shareholders of February 12, 2003. (1 document on 3 pages).
5. Minutes № 2 of joint (extraordinary) general meeting of shareholders of March 26, 2003. (1 document on 14 pages).
6. The resolution on the issue of bonds of BT-1 series. (1 document on 31 page).
7. The report on the results of the issue of the bonds of BT-1 series. (1 document on 3 pages).
8. The data on acquisition by the Company of over 20% of voting shares of CJSC "NCC". (1 document on 1 page).
9. The Company's annual report for 2002 (booklet).
10. Statement on correlation of the value of net assets and the size of the authorized capital of the Company.
11. Resolutions adopted by general meeting of shareholders, and also the results of the voting.
12. Statements on the Company's register holder. The information specified in items 10-12 is contained in the publication on the results of annual general meeting of shareholders of the Company (1 document on 3 pages), "Rossiiskaya gazeta" newspaper № 145 (3259) of 22.07.2003.
13. The copies of publications of notifications on holding general meetings of shareholders. (3 documents on 3 pages). Notification on holding extraordinary general meeting of shareholders of February 12, 2003 was published in "Nizhegorodskie novosty" newspaper № 8 (2700) of 17.01.2003, on holding joint (extraordinary) general meeting of shareholders of March 26, 2003 – in "Nizhegorodskie novosty" newspaper № 16 (2708) of 29.01.2003, on holding of annual general meeting of shareholders of June 27, 2003 – in "Rossiiskaya gazeta" newspaper № 200 (3214) of 28.05.2003.

J. P. Morgan Bank is a depositary-bank for our Company according to Form F-6, registration number 333-86930 in ADR program for common shares.

If you have any questions, please, call me directly (ph. 7-8312-33-47-93) or François Rausch, the manager of "VolgaTelecom" ADR program in J.P. Morgan Bank. (ph. +44 207 777 2022) (London).

ВолгаТелеком

Sincerely yours

Deputy General Director